UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 17, 2009

NTS REALTY HOLDINGS LIMITED PARTNERSHIP
(Exact name of registrant as specified in its charter)

Delaware	**001-32389**	**41-2111139**
(State or other jurisdiction of incorporation)	(Commission file number)	(IRS Employer Identification No.)

10172 Linn Station Road
Louisville, Kentucky 40223
(Address of principal executive offices)

(502) 426-4800
(Registrant's telephone number, including area code)

N/A
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01. Entry into a Material Definitive Agreement.

On December 17, 2009, NTS Realty Holdings Limited Partnership announced that it, through eight newly formed wholly-owned subsidiaries, closed on eight mortgage loans from Holliday Fenoglio Fowler, L.P. ("HFF") under The Federal Home Loan Mortgage Company ("Freddie Mac") CME Program to refinance the Company's mortgage loans in the aggregate amount of $140.0 million from The Northwestern Mutual Life Insurance Company ("Northwestern"). The new loans from HFF/Freddie Mac approximately aggregate $156.0 million, carry a 5.40% fixed rate of annual interest and a 10-year term.

A copy of the press release is attached to this Current Report on Form 8-K as Exhibit 99.1 and is incorporated in its entirety in this Item 1.01 disclosure by reference. Also included as Exhibits 10.1 – 10.27 are the material agreements with regard to these new mortgage loans.

Item 9.01. Financial Statements and Exhibits.

(a) Financial Statements of Businesses Acquired: N/A
(b) Pro Forma Financial Information: N/A
(c) Shell Company Transactions: N/A
(d) Exhibits:

10.1	Multifamily Note – Park Place
10.2	Multifamily Note – Willows of Plainview
10.3	Multifamily Note – Willow Lake
10.4	Multifamily Note – Castle Creek
10.5	Multifamily Note – Lake Clearwater
10.6	Multifamily Note – The Grove at Swift Creek
10.7	Multifamily Note – The Grove at Richland
10.8	Multifamily Note – The Grove at Whitworth
10.9	Multifamily Mortgage, Assignment of Rents and Security Agreement (Park Place)
10.10	Multifamily Mortgage, Assignment of Rents and Security Agreement (Willows of Plainview)
10.11	Multifamily Mortgage, Assignment of Rents and Security Agreement (Willow Lake)
10.12	Multifamily Mortgage, Assignment of Rents and Security Agreement (Castle Creek)
10.13	Multifamily Mortgage, Assignment of Rents and Security Agreement (Lake Clearwater)
10.14	Multifamily Deed of Trust, Assignment of Rents and Security Agreement (The Grove at Swift Creek)
10.15	Multifamily Deed of Trust, Assignment of Rents and Security Agreement (The Grove at Richland)
10.16	Multifamily Deed of Trust, Assignment of Rents and Security Agreement (The Grove at Whitworth)

(d) <u>Exhibits</u>: *(continued)*

    10.17 Guaranty – Park Place
    10.18 Guaranty – Willows of Plainview
    10.19 Guaranty – Willow Lake
    10.20 Guaranty – Castle Creek
    10.21 Guaranty – Lake Clearwater
    10.22 Guaranty – The Grove at Swift Creek
    10.23 Guaranty – The Grove at Richland
    10.24 Guaranty – The Grove at Whitworth
    10.25 Master Clearing Accounts Agreement
    10.26 Master Cash Management Agreement
    10.27 Master Cross-Collateralization Agreement
    99.1   Press release of NTS Realty Holdings Limited Partnership, dated December 17, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NTS REALTY HOLDINGS LIMITED PARTNERSHIP

By: NTS Realty Capital, Inc.
Its: Managing General Partner

By:



Name: Gregory A. Wells
Title: Executive Vice President and CFO
Date: December 23, 2009

MULTIFAMILY NOTE-CME
MULTISTATE – FIXED RATE
(REVISION DATE 8-14-2009)

US $30,625,000.00   Effective Date: As of December 16, 2009

FOR VALUE RECEIVED, the undersigned (together with such party's or parties' successors and assigns, "**Borrower**") jointly and severally (if more than one) promises to pay to the order of **HOLLIDAY FENOGLIO FOWLER, L.P.**, a Texas limited partnership, the principal sum of Thirty Million Six Hundred Twenty-Five Thousand and 00/100 Dollars (US $30,625,000.00), with interest on the unpaid principal balance, as hereinafter provided.

1.   **Defined Terms.**

(a)   As used in this Note:

"**Base Recourse**" means a portion of the Indebtedness equal to zero percent (0%) of the original principal balance of this Note.

"**Business Day**" means any day other than a Saturday, a Sunday or any other day on which Lender or the national banking associations are not open for business.

"**Cut-off Date**" means the twelfth (12th) Installment Due Date.

"**Default Rate**" means an annual interest rate equal to four (4) percentage points above the Fixed Interest Rate. However, at no time will the Default Rate exceed the Maximum Interest Rate.

"**Defeasance Period**" is the period beginning the day after the Defeasance Date until but not including the first day of the Window Period. The Defeasance Period only applies if this Note is assigned to a REMIC trust prior to the Cut-off Date.

"**Fixed Interest Rate**" means the annual interest rate of five and forty hundredths percent (5.40%).

"**Installment Due Date**" means, for any monthly installment of interest only or principal and interest, the date on which such monthly installment is due and payable pursuant to Section 3 of this Note. The "**First Installment Due Date**" under this Note is February 1, 2010.

"**Lender**" means the holder from time to time of this Note.

"**Loan**" means the loan evidenced by this Note.

"**Lockout Period**" means the period beginning on the day that this Note is assigned to a REMIC trust until and including the Defeasance Date. The Lockout

Period only applies if this Note is assigned to a REMIC trust prior to the Cut-off Date.

"**Maturity Date**" means the earlier of (i) January 1, 2020 (the "**Scheduled Maturity Date**"), and (ii) the date on which the unpaid principal balance of this Note becomes due and payable by acceleration or otherwise pursuant to the Loan Documents or the exercise by Lender of any right or remedy under any Loan Document.

"**Maximum Interest Rate**" means the rate of interest that results in the maximum amount of interest allowed by applicable law.

"**Prepayment Premium Period**" means the period during which, if a prepayment of principal occurs, a prepayment premium will be payable by Borrower to Lender. The Prepayment Premium Period is the period from and including the date of this Note until but not including the earlier to occur of the following (i) the day that this Note is assigned to a REMIC trust if this Note is assigned to a REMIC trust prior to the Cut-off Date or (ii) the first day of the Window Period. The Prepayment Premium Period only applies if this Note is not assigned to a REMIC trust or if this Note is assigned to a REMIC trust on or after the Cut-off Date.

"**Security Instrument**" means the multifamily mortgage, deed to secure debt or deed of trust effective as of the effective date of this Note, from Borrower to or for the benefit of Lender and securing this Note.

"**Treasury Security**" means the 3.625% U.S. Treasury Security due August 15, 2019.

"**Window Period**" means the three (3) consecutive calendar month period prior to the Scheduled Maturity Date.

"**Yield Maintenance Period**" means the period from and including the date of this Note until but not including the earlier to occur of the following (i) the first day that the Note is assigned to a REMIC trust or (ii) July 1, 2019 (the "**Yield Maintenance Expiration Date**"). The Yield Maintenance Period only applies if this Note is not assigned to a REMIC trust or if this Note is assigned to a REMIC trust on or after the Cut-off Date.

(b)   Other capitalized terms used but not defined in this Note shall have the meanings given to such terms in the Security Instrument.

2.   **Address for Payment.** All payments due under this Note shall be payable at (i) if by regular mail – Holliday Fenoglio Fowler, L.P., Post Office Box 840637, Dallas, Texas 75284-0637, or (ii) if by overnight mail – Bank of America Lockbox Services, Lockbox 840637, 1950 N. Stemmons Freeway, Suite 5010, Dallas, Texas 75207, or such other place as may be designated by Notice to Borrower from or on behalf of Lender.

3.   **Payments.**

(a)   Interest will accrue on the outstanding principal balance of this Note at the Fixed Interest Rate, subject to the provisions of Section 8 of this Note.

(b)   Interest under this Note shall be computed, payable and allocated on the basis of an actual/360 interest calculation schedule (interest is payable for the actual number of days in each month, and each month's interest is calculated by multiplying the unpaid principal amount of this Note as of the first day of the month for which interest is being calculated by the Fixed Interest Rate, dividing the product by 360, and multiplying the quotient by the number of days in the month for which interest is being calculated). The portion of the monthly installment of principal and interest under this Note attributable to principal and the portion attributable to interest will vary based upon the number of days in the month for which such installment is paid. Each monthly payment of principal and interest will first be applied to pay in full interest due, and the balance of the monthly installment payment paid by Borrower will be credited to principal.

(c)   Unless disbursement of principal is made by Lender to Borrower on the first day of a calendar month, interest for the period beginning on the date of disbursement and ending on and including the last day of such calendar month shall be payable by Borrower simultaneously with the execution of this Note. If disbursement of principal is made by Lender to Borrower on the first day of a calendar month, then no payment will be due from Borrower at the time of the execution of this Note. The Installment Due Date for the first monthly installment payment under Section 3(d) of interest only or principal and interest, as applicable, will be the First Installment Due Date set forth in Section 1(a) of this Note. Except as provided in this Section 3(c), Section 10 and in Section 11, accrued interest will be payable in arrears.

(d)   Beginning on the First Installment Due Date, and continuing until and including the monthly installment due on the Maturity Date, principal and accrued interest shall be payable by Borrower in consecutive monthly installments due and payable on the first day of each calendar month. The amount of the monthly installment of principal and interest payable pursuant to this Section 3(d) on an Installment Due Date shall be One Hundred Seventy-One Thousand Nine Hundred Sixty-Eight and 81/100 Dollars ($171,968.81).

(e)   All remaining Indebtedness, including all principal and interest, shall be due and payable by Borrower on the Maturity Date.

(f)   All payments under this Note shall be made in immediately available U.S. funds.

(g)   Any regularly scheduled monthly installment of interest only or principal and interest payable pursuant to this Section 3 that is received by Lender before the date it is due shall be deemed to have been received on the due date for the purpose of calculating interest due.

(h)   Any accrued interest remaining past due for 30 days or more, at Lender's discretion, may be added to and become part of the unpaid principal balance of this Note and any reference to "accrued interest" shall refer to accrued interest which has not become part of the unpaid principal balance. Any amount added to principal pursuant to the Loan Documents shall bear interest at the applicable rate or rates specified in this Note and shall be payable with such interest upon demand by Lender and absent such demand, as provided in this Note for the payment of principal and interest.

4.   **Application of Payments.** If at any time Lender receives, from Borrower or otherwise, any amount applicable to the Indebtedness which is less than all amounts due and payable at such time, Lender may apply the amount received to amounts then due and payable in any manner and in any order determined by Lender, in Lender's discretion. Borrower agrees that

neither Lender's acceptance of a payment from Borrower in an amount that is less than all amounts then due and payable nor Lender's application of such payment shall constitute or be deemed to constitute either a waiver of the unpaid amounts or an accord and satisfaction.

5.   Security. The Indebtedness is secured by, among other things, the Security Instrument, and reference is made to the Security Instrument for other rights of Lender as to collateral for the Indebtedness.

6.   Acceleration. If an Event of Default has occurred and is continuing, the entire unpaid principal balance, any accrued interest, any prepayment premium payable under Section 10 and Section 11, and all other amounts payable under this Note and any other Loan Document, shall at once become due and payable, at the option of Lender, without any prior Notice to Borrower (except if notice is required by applicable law, then after such notice). Lender may exercise this option to accelerate regardless of any prior forbearance. For purposes of exercising such option, Lender shall calculate the prepayment premium as if prepayment occurred on the date of acceleration. If prepayment occurs thereafter, Lender shall recalculate the prepayment premium as of the actual prepayment date.

7.   Late Charge.

(a)   If any monthly installment of interest or principal and interest or other amount payable under this Note or under the Security Instrument or any other Loan Document is not received in full by Lender within ten (10) days after the installment or other amount is due, counting from and including the date such installment or other amount is due (unless applicable law requires a longer period of time before a late charge may be imposed, in which event such longer period shall be substituted), Borrower shall pay to Lender, immediately and without demand by Lender, a late charge equal to five percent (5%) of such installment or other amount due (unless applicable law requires a lesser amount be charged, in which event such lesser amount shall be substituted).

(b)   Borrower acknowledges that its failure to make timely payments will cause Lender to incur additional expenses in servicing and processing the Loan and that it is extremely difficult and impractical to determine those additional expenses. Borrower agrees that the late charge payable pursuant to this Section represents a fair and reasonable estimate, taking into account all circumstances existing on the date of this Note, of the additional expenses Lender will incur by reason of such late payment. The late charge is payable in addition to, and not in lieu of, any interest payable at the Default Rate pursuant to Section 8.

8.   Default Rate.

(a)   So long as (i) any monthly installment under this Note remains past due for thirty (30) days or more or (ii) any other Event of Default has occurred and is continuing, then notwithstanding anything in Section 3 of this Note to the contrary, interest under this Note shall accrue on the unpaid principal balance from the Installment Due Date of the first such unpaid monthly installment or the occurrence of such other Event of Default, as applicable, at the Default Rate.

(b)   From and after the Maturity Date, the unpaid principal balance shall continue to bear interest at the Default Rate until and including the date on which the entire principal balance is paid in full.

(c)   Borrower acknowledges that (i) its failure to make timely payments will cause Lender to incur additional expenses in servicing and processing the Loan, (ii) during the time that any monthly installment under this Note is delinquent for thirty (30) days or more, Lender will incur additional costs and expenses arising from its loss of the use of the money due and from the adverse impact on Lender's ability to meet its other obligations and to take advantage of other investment opportunities; and (iii) it is extremely difficult and impractical to determine those additional costs and expenses. Borrower also acknowledges that, during the time that any monthly installment under this Note is delinquent for thirty (30) days or more or any other Event of Default has occurred and is continuing, Lender's risk of nonpayment of this Note will be materially increased and Lender is entitled to be compensated for such increased risk. Borrower agrees that the increase in the rate of interest payable under this Note to the Default Rate represents a fair and reasonable estimate, taking into account all circumstances existing on the date of this Note, of the additional costs and expenses Lender will incur by reason of the Borrower's delinquent payment and the additional compensation Lender is entitled to receive for the increased risks of nonpayment associated with a delinquent loan.

9.   Limits on Personal Liability.

(a)   Except as otherwise provided in this Section 9, Borrower shall have no personal liability under this Note, the Security Instrument or any other Loan Document for the repayment of the Indebtedness or for the performance of any other obligations of Borrower under the Loan Documents and Lender's only recourse for the satisfaction of the Indebtedness and the performance of such obligations shall be Lender's exercise of its rights and remedies with respect to the Mortgaged Property and to any other collateral held by Lender as security for the Indebtedness. This limitation on Borrower's liability shall not limit or impair Lender's enforcement of its rights against any guarantor of the Indebtedness or any guarantor of any other obligations of Borrower.

(b)   Borrower shall be personally liable to Lender for the amount of the Base Recourse, plus any other amounts for which Borrower has personal liability under this Section 9.

(c)   In addition to the Base Recourse, Borrower shall be personally liable to Lender for the repayment of a further portion of the Indebtedness equal to any loss or damage suffered by Lender as a result of the occurrence of any of the following events:

(i)   Borrower fails to pay to Lender upon demand after an Event of Default all Rents to which Lender is entitled under Section 3(a) of the Security Instrument and the amount of all security deposits collected by Borrower from tenants then in residence. However, Borrower will not be personally liable for any failure described in this subsection (i) if Borrower is unable to pay to Lender all Rents and security deposits as required by the Security Instrument because of a valid order issued in a bankruptcy, receivership, or similar judicial proceeding.

(ii)   Borrower fails to apply all insurance proceeds and condemnation proceeds as required by the Security Instrument. However, Borrower will not be personally liable for any failure described in this subsection (ii) if Borrower is unable to apply insurance or condemnation proceeds as required by the Security Instrument because of a valid order issued in a bankruptcy, receivership, or similar judicial proceeding.

(iii) Borrower fails to comply with Section 14(g) or (i) of the Security Instrument relating to the delivery of books and records, statements, schedules and reports.

(iv) Borrower fails to pay when due in accordance with the terms of the Security Instrument the amount of any item below marked "Deferred"; provided however, that if no item is marked "Deferred", this Section 9(c)(iv) shall be of no force or effect.

[Deferred] Hazard Insurance premiums or other insurance premiums,
[Collect] Taxes,
[Deferred] water and sewer charges (that could become
 a lien on the Mortgaged Property),
[N/A] ground rents,
[Deferred] assessments or other charges (that could become a
 lien on the Mortgaged Property)

(v) Borrower engages in any willful act of material waste of the Mortgaged Property.

(d) In addition to the Base Recourse, Borrower shall be personally liable to Lender for:

(i) the performance of all of Borrower's obligations under Section 18 of the Security Instrument (relating to environmental matters);

(ii) the costs of any audit under Section 14(g) of the Security Instrument; and

(iii) any costs and expenses incurred by Lender in connection with the collection of any amount for which Borrower is personally liable under this Section 9, including Attorneys' Fees and Costs and the costs of conducting any independent audit of Borrower's books and records to determine the amount for which Borrower has personal liability.

(e) All payments made by Borrower with respect to the Indebtedness and all amounts received by Lender from the enforcement of its rights under the Security Instrument and the other Loan Documents shall be applied first to the portion of the Indebtedness for which Borrower has no personal liability.

(f) Notwithstanding the Base Recourse, Borrower shall become personally liable to Lender for the repayment of all of the Indebtedness upon the occurrence of any of the following Events of Default:

(i) Borrower or any SPE Equity Owner fails to comply with Section 33 of the Security Instrument;

(ii) a Transfer (including, but not limited to, a lien or encumbrance) that is an Event of Default under Section 21 of the Security Instrument, other than a Transfer consisting solely of the involuntary removal or involuntary withdrawal of a general partner in a limited partnership or a manager in a limited liability company;

(iii) fraud or written material misrepresentation by Borrower or any officer, director, partner, member or employee of Borrower in connection with the application for or creation of the Indebtedness or any request for any action or consent by Lender;

(iv) Borrower or any SPE Equity Owner voluntarily files for bankruptcy protection under the United States Bankruptcy Code;

(v) Borrower or any SPE Equity Owner voluntarily becomes subject to any reorganization, receivership, insolvency proceeding, or other similar proceeding pursuant to any other federal or state law affecting debtor and creditor rights;

(vi) The Mortgaged Property or any part thereof becomes an asset in a voluntary bankruptcy or becomes subject to any reorganization, receivership, insolvency proceeding, or other similar proceeding pursuant to any other federal or state law affecting debtor and creditor rights;

(vii) an order of relief is entered against Borrower or any SPE Equity Owner pursuant to the United States Bankruptcy Code or other federal or state law affecting debtor and creditor rights in any involuntary bankruptcy proceeding initiated or joined in by a "**Related Party;**" or

(viii) an involuntary bankruptcy or other involuntary insolvency proceeding is commenced against Borrower or any SPE Equity Owner (by a party other than Lender) but only if Borrower or such SPE Equity Owner has failed to use commercially reasonable efforts to dismiss such proceeding or has consented to such proceeding.

For purposes of this Section, the term "**Related Party**" means:

(A) Borrower, any guarantor or any SPE Equity Owner; and

(B) any Person that holds, directly or indirectly, any ownership interest in or right to manage Borrower, any guarantor or any SPE Equity Owner, including without limitation, any shareholder, member or partner of Borrower, any guarantor or any SPE Equity Owner; and

(C) any Person in which any ownership interest (direct or indirect) or right to manage is held by Borrower, any guarantor, any SPE Equity Owner or any partner, shareholder or member of, or any other Person holding an interest in, Borrower, any guarantor or any SPE Equity Owner; and

(D) any other creditor of Borrower that is related by blood, marriage or adoption to Borrower, any guarantor, any SPE Equity Owner or any partner, shareholder or member of, or any other Person holding an interest in, Borrower, any guarantor or any SPE Equity Owner.

If Borrower, any guarantor, any SPE Equity Owner or any Related Party has solicited creditors to initiate or participate in any proceeding referred to in this Section 9, regardless of

whether any of the creditors solicited actually initiates or participates in the proceeding, then such proceeding shall be considered as having been initiated by a Related Party.

(g)   To the extent that Borrower has personal liability under this Section 9, Lender may exercise its rights against Borrower personally without regard to whether Lender has exercised any rights against the Mortgaged Property or any other security, or pursued any rights against any guarantor, or pursued any other rights available to Lender under this Note, the Security Instrument, any other Loan Document or applicable law. To the fullest extent permitted by applicable law, in any action to enforce Borrower's personal liability under this Section 9, Borrower waives any right to set off the value of the Mortgaged Property against such personal liability.

10.   **Voluntary and Involuntary Prepayments During the Prepayment Premium Period (Section Applies Prior to Securitization and if Loan is Assigned to REMIC Trust On or After the Cut-off Date).**

(a)   This Section 10 shall apply (i) prior to the date that this Note is assigned to a REMIC trust and (ii) if this Note is assigned to a REMIC trust on or after the Cut-off Date. This Section 10 shall be of no effect if this Note is assigned to a REMIC trust prior to the Cut-off Date.

(b)   Any receipt by Lender of principal due under this Note prior to the Maturity Date, other than principal required to be paid in monthly installments pursuant to Section 3, constitutes a prepayment of principal under this Note. Without limiting the foregoing, any application by Lender, prior to the Maturity Date, of any proceeds of collateral or other security to the repayment of any portion of the unpaid principal balance of this Note constitutes a prepayment under this Note.

(c)   During the Prepayment Premium Period, the Borrower may voluntarily prepay all of the unpaid principal balance of this Note on an Installment Due Date so long as Borrower designates the date for such prepayment in a Notice from Borrower to Lender given at least 30 days prior to the date of such prepayment. Unless Lender has previously notified Borrower of the expiration of the Prepayment Premium Period, upon receipt of such Notice from Borrower, Lender will notify Borrower if the Note has been assigned to a REMIC trust and the Prepayment Premium Period has expired. If an Installment Due Date (as defined in Section 1(a)) falls on a day which is not a Business Day, then with respect to payments made under this Section 10 only, the term "Installment Due Date" shall mean the Business Day immediately preceding the scheduled Installment Due Date.

(d)   Notwithstanding Section 10(c) above, Borrower may voluntarily prepay all of the unpaid principal balance of this Note on a Business Day other than an Installment Due Date if Borrower provides Lender with the Notice set forth in Section 10(c) above and meets the other requirements set forth in this subsection. Borrower acknowledges that Lender has agreed that Borrower may prepay principal on a Business Day other than an Installment Due Date only because Lender shall deem any prepayment received by Lender on any day other than an Installment Due Date to have been received on the Installment Due Date immediately following such prepayment and Borrower shall be responsible for all interest that would have been due if the prepayment had actually been made on the Installment Due Date immediately following such prepayment.

(e)   Unless otherwise expressly provided in the Loan Documents, Borrower may not voluntarily prepay less than all of the unpaid principal balance of this Note. In order to voluntarily prepay all of the principal of this Note, Borrower must pay to Lender, together with the amount of principal being prepaid, (i) all accrued and unpaid interest due under this Note, plus (ii) all other sums due to Lender at the time of such prepayment, plus (iii) any prepayment premium calculated pursuant to Section 10(f).

(f)   Except as provided in Section 10(g) below, a prepayment premium shall be due and payable by Borrower in connection with any prepayment of principal under this Note during the Prepayment Premium Period. The prepayment premium shall be in the form of U.S. currency. The prepayment premium shall be computed as follows:

(i)   For any prepayment made during the Yield Maintenance Period, the prepayment premium shall be equal to the following:

the product obtained by multiplying:

(1)   the amount of principal being prepaid or accelerated,

by

(2)   the excess (if any) of the Monthly Note Rate over the Assumed Reinvestment Rate,

by

(3)   the Present Value Factor.

For purposes of this Section 10(f)(i), the following definitions shall apply:

Monthly Note Rate: one-twelfth (1/12) of the Fixed Interest Rate, expressed as a decimal calculated to five digits.

Prepayment Date: in the case of a voluntary prepayment, the date on which the prepayment is made; in the case of the application by Lender of collateral or security to a portion of the principal balance, the date of such application.

Assumed Reinvestment Rate: one-twelfth (1/12) of the yield rate, as of the close of the trading session which is 5 Business Days before the Prepayment Date, on the Treasury Security, as reported in *The Wall Street Journal*, expressed as a decimal calculated to five digits. In the event that no yield is published on the applicable date for the Treasury Security, Lender, in its discretion, shall select the non-callable Treasury Security maturing in the same year as the Treasury Security with the lowest yield published in *The Wall Street Journal* as of the applicable date. If the publication of such yield rates in *The Wall Street Journal* is discontinued for any reason, Lender shall select a security with a comparable rate and term to the Treasury Security. The selection of an alternate security pursuant to this Section 10 shall be made in Lender's discretion.

Present Value Factor: the factor that discounts to present value the costs resulting to Lender from the difference in interest rates during the months remaining in the Yield Maintenance Period using the Assumed Reinvestment Rate as the discount rate, with monthly compounding, expressed numerically as follows:

$$\frac{1-\left(\dfrac{1}{1+ARR}\right)^n}{ARR}$$

n = the number of months remaining in the Yield Maintenance Period; provided, however, if a prepayment occurs on an Installment Due Date, then the number of months remaining in the Yield Maintenance Period shall be calculated beginning with the month in which such prepayment occurs and if such prepayment occurs on a Business Day other than an Installment Due Date, then the number of months remaining in the Yield Maintenance Period shall be calculated beginning with the month immediately following the date of such prepayment.

ARR = Assumed Reinvestment Rate

(ii) For any prepayment made after the expiration of the Yield Maintenance Period but during the remainder of the Prepayment Premium Period, the prepayment premium shall be 1.0% of the amount of principal being prepaid.

(g) Notwithstanding any other provision of this Section 10, no prepayment premium shall be payable with respect to (i) any prepayment made during the Window Period, or (ii) any prepayment occurring as a result of the application of any insurance proceeds or condemnation award under the Security Instrument.

(h) Unless Lender agrees otherwise in writing, a permitted or required prepayment of less than the unpaid principal balance of this Note shall not extend or postpone the due date of any subsequent monthly installments or change the amount of such installments.

(i) Borrower recognizes that any prepayment of any of the unpaid principal balance of this Note, whether voluntary or involuntary or resulting from an Event of Default by Borrower, will result in Lender's incurring loss, including reinvestment loss, additional expense and frustration or impairment of Lender's ability to meet its commitments to third parties. Borrower agrees to pay to Lender upon demand damages for the detriment caused by any prepayment, and agrees that it is extremely difficult and impractical to ascertain the extent of such damages. Borrower therefore acknowledges and agrees that the formula for calculating prepayment premiums set forth in this Note represents a reasonable estimate of the damages Lender will incur because of a prepayment. Borrower further acknowledges that the prepayment premium provisions of this Note are a material part of the consideration for the Loan, and that the terms of this Note are in other respects more favorable to Borrower as a result of the Borrower's voluntary agreement to the prepayment premium provisions.

11. Voluntary and Involuntary Prepayments During the Lockout Period and During the Defeasance Period (Section Applies if Loan is Assigned to REMIC Trust Prior to the Cut-off Date).

(a)   This Section 11 shall apply in the event this Note is assigned to a REMIC trust prior to the Cut-off Date. This Section 11 shall be of no effect if this Note is assigned to a REMIC trust on or after the Cut-off Date.

(b)   Any receipt by Lender of principal due under this Note prior to the Maturity Date, other than principal required to be paid in monthly installments pursuant to Section 3, constitutes a prepayment of principal under this Note. Without limiting the foregoing, any application by Lender, prior to the Maturity Date, of any proceeds of collateral or other security to the repayment of any portion of the unpaid principal balance of this Note constitutes a prepayment under this Note.

(c)   Borrower may not voluntarily prepay any portion of the principal balance of this Note during the Lockout Period or during the Defeasance Period; provided, however, any prepayment occurring as a result of the application of any insurance proceeds or condemnation award under the Security Instrument shall be permitted during the Lockout Period and during the Defeasance Period. If any portion of the principal balance of this Note is prepaid during the Lockout Period or during the Defeasance Period by reason of the application by Lender of any proceeds of collateral or other security to any portion of the unpaid principal balance of this Note or following a determination that the prohibition on voluntary prepayments during the Lockout Period or during the Defeasance Period is in contravention of applicable law, then Borrower must also pay to Lender upon demand by Lender, a prepayment premium equal to five percent (5.0%) of the amount of principal being prepaid.

(d)   Notwithstanding any other provision of this Section 11, no prepayment premium shall be payable with respect to (i) any prepayment made during the Window Period, or (ii) any prepayment occurring as a result of the application of any insurance proceeds or condemnation award under the Security Instrument.

(e)   After the expiration of the Lockout Period and the Defeasance Period, Borrower may voluntarily prepay all of the unpaid principal balance of this Note on an Installment Due Date so long as Borrower designates the date for such prepayment in a Notice from Borrower to Lender given at least 30 days prior to the date of such prepayment. If an Installment Due Date (as defined in Section 1(a)) falls on a day which is not a Business Day, then with respect to payments made under this Section 11 only, the term "Installment Due Date" shall mean the Business Day immediately preceding the scheduled Installment Due Date.

(f)   Notwithstanding Section 11(e) above, following the end of the Lockout Period and the Defeasance Period, Borrower may voluntarily prepay all of the unpaid principal balance of this Note on a Business Day other than an Installment Due Date if Borrower provides Lender with the Notice set forth in Section 11(e) and meets the other requirements set forth in this subsection. Borrower acknowledges that Lender has agreed that Borrower may prepay principal on a Business Day other than an Installment Due Date only because Lender shall deem any prepayment received by Lender on any day other than an Installment Due Date to have been received on the Installment Due Date immediately following such prepayment and Borrower shall be responsible for all interest that would have been due if the prepayment had actually been made on the Installment Due Date immediately following such prepayment.

(g)   Unless otherwise expressly provided in the Loan Documents, Borrower may not voluntarily prepay less than all of the unpaid principal balance of this Note. In order to voluntarily prepay all of the principal of this Note, Borrower must also pay to Lender, together with the amount of principal being prepaid, (i) all accrued and unpaid interest due under this Note, plus (ii) all other sums due to Lender at the time of such prepayment.

(h)   Unless Lender agrees otherwise in writing, a permitted or required prepayment of less than the unpaid principal balance of this Note shall not extend or postpone the due date of any subsequent monthly installments or change the amount of such installments.

(i)   Borrower recognizes that any prepayment of any of the unpaid principal balance of this Note, whether voluntary or involuntary or resulting from an Event of Default by Borrower, will result in Lender's incurring loss, including reinvestment loss, additional expense and frustration or impairment of Lender's ability to meet its commitments to third parties. Borrower agrees to pay to Lender upon demand damages for the detriment caused by any prepayment, and agrees that it is extremely difficult and impractical to ascertain the extent of such damages. Borrower therefore acknowledges and agrees that the formula for calculating prepayment premiums set forth in Section 11(c) of this Note represents a reasonable estimate of the damages Lender will incur because of a prepayment. Borrower further acknowledges that the lockout and prepayment premium provisions of this Note are a material part of the consideration for the Loan, and that the terms of this Note are in other respects more favorable to Borrower as a result of the Borrower's voluntary agreement to the prepayment premium provisions.

(j)   If, after the expiration of the Lockout Period, the Borrower defeases the Loan as described in Section 44 of the Security Instrument during the Defeasance Period, Borrower shall not have the right to voluntarily prepay any of the principal of this Note at any time.

12.   DEFEASANCE (Section Applies if Loan is Assigned to REMIC Trust Prior to the Cut-off Date).

(a)   This Section 12 shall apply in the event this Note is assigned to a REMIC trust prior to the Cut-off Date. This Section 12 shall be of no effect if this Note is assigned to a REMIC trust on or after the Cut-off Date.

(b)   Section 5 of this Note is amended by adding a new paragraph at the end thereof as follows:

> If Borrower obtains a release of the Mortgaged Property from the lien of the Security Instrument pursuant to Section 44 of the Security Instrument, the Indebtedness shall be secured by the Pledge Agreement and reference shall be made to the Pledge Agreement for other rights of Lender as to collateral for the Indebtedness.

(c)   Section 9 of this Note is amended by adding a new paragraph at the end thereof as follows:

> If Borrower obtains a release of the Mortgaged Property from the lien of the Security Instrument pursuant to Section 44 of the Security Instrument, Borrower shall have no personal liability under this Note or the Pledge Agreement for the

repayment of the Indebtedness or for the performance of any other obligations of Borrower under this Note or the Pledge Agreement (other than any liability under Section 18 of the Security Instrument for events that occur prior to the Defeasance Closing Date, whether discovered before or after the Defeasance Closing Date), and Lender's only recourse for the satisfaction of the Indebtedness and the performance of such obligations shall be Lender's exercise of its rights and remedies with respect to the collateral held by Lender under the Pledge Agreement as security for the Indebtedness.

(d)   Section 21(a) of this Note is amended by adding a new paragraph at the end thereof as follows:

If Borrower obtains a release of the Mortgaged Property from the lien of the Security Instrument pursuant to Section 44 of the Security Instrument, all Notices, demands and other communications required or permitted to be given pursuant to this Note shall be given in accordance with the Pledge Agreement.

13.   Costs and Expenses. To the fullest extent allowed by applicable law, Borrower shall pay all expenses and costs, including Attorneys' Fees and Costs incurred by Lender as a result of any default under this Note or in connection with efforts to collect any amount due under this Note, or to enforce the provisions of any of the other Loan Documents, including those incurred in post-judgment collection efforts and in any bankruptcy proceeding (including any action for relief from the automatic stay of any bankruptcy proceeding) or judicial or non-judicial foreclosure proceeding. Borrower acknowledges and agrees that, in connection with each request by Borrower under this Note or any Loan Document, Borrower shall pay all reasonable Attorneys' Fees and Costs and expenses incurred by Lender, including any fees charged by the Rating Agencies, regardless of whether the matter is approved, denied or withdrawn.

14.   Forbearance. Any forbearance by Lender in exercising any right or remedy under this Note, the Security Instrument, or any other Loan Document or otherwise afforded by applicable law, shall not be a waiver of or preclude the exercise of that or any other right or remedy. The acceptance by Lender of any payment after the due date of such payment, or in an amount which is less than the required payment, shall not be a waiver of Lender's right to require prompt payment when due of all other payments or to exercise any right or remedy with respect to any failure to make prompt payment. Enforcement by Lender of any security for Borrower's obligations under this Note shall not constitute an election by Lender of remedies so as to preclude the exercise of any other right or remedy available to Lender.

15.   Waivers. Borrower and all endorsers and guarantors of this Note and all other third party obligors waive presentment, demand, notice of dishonor, protest, notice of acceleration, notice of intent to demand or accelerate payment or maturity, presentment for payment, notice of nonpayment, grace, and diligence in collecting the Indebtedness.

16.   Loan Charges. Neither this Note nor any of the other Loan Documents shall be construed to create a contract for the use, forbearance or detention of money requiring payment of interest at a rate greater than the Maximum Interest Rate. If any applicable law limiting the amount of interest or other charges permitted to be collected from Borrower in connection with the Loan is interpreted so that any interest or other charge provided for in any Loan Document, whether considered separately or together with other charges provided for in any other Loan Document, violates that law, and Borrower is entitled to the benefit of that law, that interest or

charge is hereby reduced to the extent necessary to eliminate that violation. The amounts, if any, previously paid to Lender in excess of the permitted amounts shall be applied by Lender to reduce the unpaid principal balance of this Note. For the purpose of determining whether any applicable law limiting the amount of interest or other charges permitted to be collected from Borrower has been violated, all Indebtedness that constitutes interest, as well as all other charges made in connection with the Indebtedness that constitute interest, shall be deemed to be allocated and spread ratably over the stated term of this Note. Unless otherwise required by applicable law, such allocation and spreading shall be effected in such a manner that the rate of interest so computed is uniform throughout the stated term of this Note.

      17.   **Commercial Purpose.** Borrower represents that Borrower is incurring the Indebtedness solely for the purpose of carrying on a business or commercial enterprise, and not for personal, family, household, or agricultural purposes.

      18.   **Counting of Days.** Except where otherwise specifically provided, any reference in this Note to a period of "days" means calendar days, not Business Days.

      19.   **Governing Law.** This Note shall be governed by the law of the Property Jurisdiction.

      20.   **Captions.** The captions of the Sections of this Note are for convenience only and shall be disregarded in construing this Note.

      21.   **Notices; Written Modifications.**

      (a)   All Notices, demands and other communications required or permitted to be given pursuant to this Note shall be given in accordance with Section 31 of the Security Instrument.

      (b)   Any modification or amendment to this Note shall be ineffective unless in writing signed by the party sought to be charged with such modification or amendment; provided, however, in the event of a Transfer under the terms of the Security Instrument that requires Lender's consent, any or some or all of the Modifications to Multifamily Note set forth in Exhibit A to this Note may be modified or rendered void by Lender at Lender's option, by Notice to Borrower and the transferee, as a condition of Lender's consent.

      22.   **Consent to Jurisdiction and Venue.** Borrower agrees that any controversy arising under or in relation to this Note may be litigated in the Property Jurisdiction. The state and federal courts and authorities with jurisdiction in the Property Jurisdiction shall have jurisdiction over all controversies that shall arise under or in relation to this Note. Borrower irrevocably consents to service, jurisdiction, and venue of such courts for any such litigation and waives any other venue to which it might be entitled by virtue of domicile, habitual residence or otherwise. However, nothing in this Note is intended to limit any right that Lender may have to bring any suit, action or proceeding relating to matters arising under this Note in any court of any other jurisdiction.

      23.   **WAIVER OF TRIAL BY JURY. BORROWER AND LENDER EACH (A) AGREES NOT TO ELECT A TRIAL BY JURY WITH RESPECT TO ANY ISSUE ARISING OUT OF THIS NOTE OR THE RELATIONSHIP BETWEEN THE PARTIES AS LENDER AND BORROWER THAT IS TRIABLE OF RIGHT BY A JURY AND (B) WAIVES ANY RIGHT TO TRIAL BY JURY WITH RESPECT TO SUCH ISSUE TO THE EXTENT THAT ANY SUCH RIGHT EXISTS NOW OR IN THE FUTURE. THIS**

WAIVER OF RIGHT TO TRIAL BY JURY IS SEPARATELY GIVEN BY EACH PARTY, KNOWINGLY AND VOLUNTARILY WITH THE BENEFIT OF COMPETENT LEGAL COUNSEL.

24.   State-Specific Provisions. N/A.

ATTACHED EXHIBIT. The Exhibit noted below, if marked with an "X" in the space provided, is attached to this Note:

[X]   Exhibit A   Modifications to Multifamily Note

IN WITNESS WHEREOF, and in consideration of the Lender's agreement to lend Borrower the principal amount set forth above, Borrower has signed and delivered this Note under seal or has caused this Note to be signed and delivered under seal by its duly authorized representative.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

NLP PARK PLACE, LLC, a Delaware limited
    liability company

By: NTS Realty Holdings Limited Partnership, a
      Delaware limited partnership, its sole member

    By: NTS Realty Capital, Inc., a Delaware
        corporation, its managing general
        partner

    By:
        Name: Neil A. Mitchell
        Title: Sr Vice Pres

27-1213199
Borrower's Social Security/Employer ID Number

PAY TO THE ORDER OF FEDERAL HOME
LOAN MORTGAGE CORPORATION,
WITHOUT RECOURSE

HOLLIDAY FENOGLIO FOWLER, L.P., a
Texas limited partnership

By: Holliday GP Corp., a Delaware
corporation, its general partner

By: _____
Patrick V. Kinlan
Vice President

FHLMC Loan No. 534381243 (Park Place)

EXHIBIT A

MODIFICATIONS TO MULTIFAMILY NOTE

The following modifications are made to the text of the Note that precedes this Exhibit.

1. Section 1(a) is amended to delete the definition of "Security Instrument" in its entirety and replace it with the following:

    "**Security Instrument**" means, collectively, the multifamily mortgage, deed to secure debt or deed of trust effective as of the effective date of this Note, from Borrower to or for the benefit of Lender, together with all other Mortgages (as defined in that certain Master Cross-Collateralization Agreement dated as of the date of this Note, by and among the Lender, the Borrower and the other entities identified as Borrower on Exhibit A attached thereto), each of which is securing the payment and performance of the Borrower's obligations under this Note.

2. Paragraph 9 is modified to add the following to subsection 9(d)(i) before the semi-colon:

    "and under Section 17 of the Security Instrument relating to galvanized steel piping/polybutylene piping; as well as for any costs, loss or damage incurred or suffered by Lender as a result of the existence at the Mortgaged Property of galvanized steel piping/polybutylene piping, such loss or damage to include the cost of replacing all such piping and the cost of repairing any damage associated with the leaks in or other failure of any galvanized steel piping/polybutylene piping"

**MULTIFAMILY NOTE-CME
MULTISTATE – FIXED RATE
(REVISION DATE 8-14-2009)**

US $17,920,000.00   Effective Date: As of December 16, 2009

FOR VALUE RECEIVED, the undersigned (together with such party's or parties' successors and assigns, "**Borrower**") jointly and severally (if more than one) promises to pay to the order of **HOLLIDAY FENOGLIO FOWLER, L.P.**, a Texas limited partnership, the principal sum of Seventeen Million Nine Hundred Twenty Thousand and 00/100 Dollars (US $17,920,000.00), with interest on the unpaid principal balance, as hereinafter provided.

1.   **Defined Terms.**

(a)   As used in this Note:

"**Base Recourse**" means a portion of the Indebtedness equal to zero percent (0%) of the original principal balance of this Note.

"**Business Day**" means any day other than a Saturday, a Sunday or any other day on which Lender or the national banking associations are not open for business.

"**Cut-off Date**" means the twelfth (12th) Installment Due Date.

"**Default Rate**" means an annual interest rate equal to four (4) percentage points above the Fixed Interest Rate. However, at no time will the Default Rate exceed the Maximum Interest Rate.

"**Defeasance Period**" is the period beginning the day after the Defeasance Date until but not including the first day of the Window Period. The Defeasance Period only applies if this Note is assigned to a REMIC trust prior to the Cut-off Date.

"**Fixed Interest Rate**" means the annual interest rate of five and forty hundredths percent (5.40%).

"**Installment Due Date**" means, for any monthly installment of interest only or principal and interest, the date on which such monthly installment is due and payable pursuant to Section 3 of this Note. The "**First Installment Due Date**" under this Note is February 1, 2010.

"**Lender**" means the holder from time to time of this Note.

"**Loan**" means the loan evidenced by this Note.

"**Lockout Period**" means the period beginning on the day that this Note is assigned to a REMIC trust until and including the Defeasance Date. The Lockout

Period only applies if this Note is assigned to a REMIC trust prior to the Cut-off Date.

"**Maturity Date**" means the earlier of (i) January 1, 2020 (the "**Scheduled Maturity Date**"), and (ii) the date on which the unpaid principal balance of this Note becomes due and payable by acceleration or otherwise pursuant to the Loan Documents or the exercise by Lender of any right or remedy under any Loan Document.

"**Maximum Interest Rate**" means the rate of interest that results in the maximum amount of interest allowed by applicable law.

"**Prepayment Premium Period**" means the period during which, if a prepayment of principal occurs, a prepayment premium will be payable by Borrower to Lender. The Prepayment Premium Period is the period from and including the date of this Note until but not including the earlier to occur of the following (i) the day that this Note is assigned to a REMIC trust if this Note is assigned to a REMIC trust prior to the Cut-off Date or (ii) the first day of the Window Period. The Prepayment Premium Period only applies if this Note is not assigned to a REMIC trust or if this Note is assigned to a REMIC trust on or after the Cut-off Date.

"**Security Instrument**" means the multifamily mortgage, deed to secure debt or deed of trust effective as of the effective date of this Note, from Borrower to or for the benefit of Lender and securing this Note.

"**Treasury Security**" means the 3.625% U.S. Treasury Security due August 15, 2019.

"**Window Period**" means the three (3) consecutive calendar month period prior to the Scheduled Maturity Date.

"**Yield Maintenance Period**" means the period from and including the date of this Note until but not including the earlier to occur of the following (i) the first day that the Note is assigned to a REMIC trust or (ii) July 1, 2019 (the "**Yield Maintenance Expiration Date**"). The Yield Maintenance Period only applies if this Note is not assigned to a REMIC trust or if this Note is assigned to a REMIC trust on or after the Cut-off Date.

(b)   Other capitalized terms used but not defined in this Note shall have the meanings given to such terms in the Security Instrument.

2.   **Address for Payment.** All payments due under this Note shall be payable at (i) if by regular mail – Holliday Fenoglio Fowler, L.P., Post Office Box 840637, Dallas, Texas 75284-0637, or (ii) if by overnight mail – Bank of America Lockbox Services, Lockbox 840637, 1950 N. Stemmons Freeway, Suite 5010, Dallas, Texas 75207, or such other place as may be designated by Notice to Borrower from or on behalf of Lender.

3.   **Payments.**

(a)   Interest will accrue on the outstanding principal balance of this Note at the Fixed Interest Rate, subject to the provisions of Section 8 of this Note.

(b)   Interest under this Note shall be computed, payable and allocated on the basis of an actual/360 interest calculation schedule (interest is payable for the actual number of days in each month, and each month's interest is calculated by multiplying the unpaid principal amount of this Note as of the first day of the month for which interest is being calculated by the Fixed Interest Rate, dividing the product by 360, and multiplying the quotient by the number of days in the month for which interest is being calculated). The portion of the monthly installment of principal and interest under this Note attributable to principal and the portion attributable to interest will vary based upon the number of days in the month for which such installment is paid. Each monthly payment of principal and interest will first be applied to pay in full interest due, and the balance of the monthly installment payment paid by Borrower will be credited to principal.

(c)   Unless disbursement of principal is made by Lender to Borrower on the first day of a calendar month, interest for the period beginning on the date of disbursement and ending on and including the last day of such calendar month shall be payable by Borrower simultaneously with the execution of this Note. If disbursement of principal is made by Lender to Borrower on the first day of a calendar month, then no payment will be due from Borrower at the time of the execution of this Note. The Installment Due Date for the first monthly installment payment under Section 3(d) of interest only or principal and interest, as applicable, will be the First Installment Due Date set forth in Section 1(a) of this Note. Except as provided in this Section 3(c), Section 10 and in Section 11, accrued interest will be payable in arrears.

(d)   Beginning on the First Installment Due Date, and continuing until and including the monthly installment due on the Maturity Date, principal and accrued interest shall be payable by Borrower in consecutive monthly installments due and payable on the first day of each calendar month. The amount of the monthly installment of principal and interest payable pursuant to this Section 3(d) on an Installment Due Date shall be One Hundred Thousand Six Hundred Twenty-Six and 32/100 Dollars ($100,626.32).

(e)   All remaining Indebtedness, including all principal and interest, shall be due and payable by Borrower on the Maturity Date.

(f)   All payments under this Note shall be made in immediately available U.S. funds.

(g)   Any regularly scheduled monthly installment of interest only or principal and interest payable pursuant to this Section 3 that is received by Lender before the date it is due shall be deemed to have been received on the due date for the purpose of calculating interest due.

(h)   Any accrued interest remaining past due for 30 days or more, at Lender's discretion, may be added to and become part of the unpaid principal balance of this Note and any reference to "accrued interest" shall refer to accrued interest which has not become part of the unpaid principal balance. Any amount added to principal pursuant to the Loan Documents shall bear interest at the applicable rate or rates specified in this Note and shall be payable with such interest upon demand by Lender and absent such demand, as provided in this Note for the payment of principal and interest.

4.   **Application of Payments.**   If at any time Lender receives, from Borrower or otherwise, any amount applicable to the Indebtedness which is less than all amounts due and payable at such time, Lender may apply the amount received to amounts then due and payable in any manner and in any order determined by Lender, in Lender's discretion. Borrower agrees that

neither Lender's acceptance of a payment from Borrower in an amount that is less than all amounts then due and payable nor Lender's application of such payment shall constitute or be deemed to constitute either a waiver of the unpaid amounts or an accord and satisfaction.

5.   **Security.**   The Indebtedness is secured by, among other things, the Security Instrument, and reference is made to the Security Instrument for other rights of Lender as to collateral for the Indebtedness.

6.   **Acceleration.**   If an Event of Default has occurred and is continuing, the entire unpaid principal balance, any accrued interest, any prepayment premium payable under Section 10 and Section 11, and all other amounts payable under this Note and any other Loan Document, shall at once become due and payable, at the option of Lender, without any prior Notice to Borrower (except if notice is required by applicable law, then after such notice). Lender may exercise this option to accelerate regardless of any prior forbearance. For purposes of exercising such option, Lender shall calculate the prepayment premium as if prepayment occurred on the date of acceleration. If prepayment occurs thereafter, Lender shall recalculate the prepayment premium as of the actual prepayment date.

7.   **Late Charge.**

(a)   If any monthly installment of interest or principal and interest or other amount payable under this Note or under the Security Instrument or any other Loan Document is not received in full by Lender within ten (10) days after the installment or other amount is due, counting from and including the date such installment or other amount is due (unless applicable law requires a longer period of time before a late charge may be imposed, in which event such longer period shall be substituted), Borrower shall pay to Lender, immediately and without demand by Lender, a late charge equal to five percent (5%) of such installment or other amount due (unless applicable law requires a lesser amount be charged, in which event such lesser amount shall be substituted).

(b)   Borrower acknowledges that its failure to make timely payments will cause Lender to incur additional expenses in servicing and processing the Loan and that it is extremely difficult and impractical to determine those additional expenses. Borrower agrees that the late charge payable pursuant to this Section represents a fair and reasonable estimate, taking into account all circumstances existing on the date of this Note, of the additional expenses Lender will incur by reason of such late payment. The late charge is payable in addition to, and not in lieu of, any interest payable at the Default Rate pursuant to Section 8.

8.   **Default Rate.**

(a)   So long as (i) any monthly installment under this Note remains past due for thirty (30) days or more or (ii) any other Event of Default has occurred and is continuing, then notwithstanding anything in Section 3 of this Note to the contrary, interest under this Note shall accrue on the unpaid principal balance from the Installment Due Date of the first such unpaid monthly installment or the occurrence of such other Event of Default, as applicable, at the Default Rate.

(b)   From and after the Maturity Date, the unpaid principal balance shall continue to bear interest at the Default Rate until and including the date on which the entire principal balance is paid in full.

(c)   Borrower acknowledges that (i) its failure to make timely payments will cause Lender to incur additional expenses in servicing and processing the Loan, (ii) during the time that any monthly installment under this Note is delinquent for thirty (30) days or more, Lender will incur additional costs and expenses arising from its loss of the use of the money due and from the adverse impact on Lender's ability to meet its other obligations and to take advantage of other investment opportunities; and (iii) it is extremely difficult and impractical to determine those additional costs and expenses. Borrower also acknowledges that, during the time that any monthly installment under this Note is delinquent for thirty (30) days or more or any other Event of Default has occurred and is continuing, Lender's risk of nonpayment of this Note will be materially increased and Lender is entitled to be compensated for such increased risk. Borrower agrees that the increase in the rate of interest payable under this Note to the Default Rate represents a fair and reasonable estimate, taking into account all circumstances existing on the date of this Note, of the additional costs and expenses Lender will incur by reason of the Borrower's delinquent payment and the additional compensation Lender is entitled to receive for the increased risks of nonpayment associated with a delinquent loan.

9.   **Limits on Personal Liability.**

(a)   Except as otherwise provided in this Section 9, Borrower shall have no personal liability under this Note, the Security Instrument or any other Loan Document for the repayment of the Indebtedness or for the performance of any other obligations of Borrower under the Loan Documents and Lender's only recourse for the satisfaction of the Indebtedness and the performance of such obligations shall be Lender's exercise of its rights and remedies with respect to the Mortgaged Property and to any other collateral held by Lender as security for the Indebtedness. This limitation on Borrower's liability shall not limit or impair Lender's enforcement of its rights against any guarantor of the Indebtedness or any guarantor of any other obligations of Borrower.

(b)   Borrower shall be personally liable to Lender for the amount of the Base Recourse, plus any other amounts for which Borrower has personal liability under this Section 9.

(c)   In addition to the Base Recourse, Borrower shall be personally liable to Lender for the repayment of a further portion of the Indebtedness equal to any loss or damage suffered by Lender as a result of the occurrence of any of the following events:

(i)   Borrower fails to pay to Lender upon demand after an Event of Default all Rents to which Lender is entitled under Section 3(a) of the Security Instrument and the amount of all security deposits collected by Borrower from tenants then in residence. However, Borrower will not be personally liable for any failure described in this subsection (i) if Borrower is unable to pay to Lender all Rents and security deposits as required by the Security Instrument because of a valid order issued in a bankruptcy, receivership, or similar judicial proceeding.

(ii)   Borrower fails to apply all insurance proceeds and condemnation proceeds as required by the Security Instrument. However, Borrower will not be personally liable for any failure described in this subsection (ii) if Borrower is unable to apply insurance or condemnation proceeds as required by the Security Instrument because of a valid order issued in a bankruptcy, receivership, or similar judicial proceeding.

(iii) Borrower fails to comply with Section 14(g) or (i) of the Security Instrument relating to the delivery of books and records, statements, schedules and reports.

(iv) Borrower fails to pay when due in accordance with the terms of the Security Instrument the amount of any item below marked "Deferred"; provided however, that if no item is marked "Deferred", this Section 9(c)(iv) shall be of no force or effect.

[Deferred]	Hazard Insurance premiums or other insurance premiums,
[Collect]	Taxes,
[Deferred]	water and sewer charges (that could become a lien on the Mortgaged Property),
[N/A]	ground rents,
[Deferred]	assessments or other charges (that could become a lien on the Mortgaged Property)

(v) Borrower engages in any willful act of material waste of the Mortgaged Property.

(d) In addition to the Base Recourse, Borrower shall be personally liable to Lender for:

(i) the performance of all of Borrower's obligations under Section 18 of the Security Instrument (relating to environmental matters);

(ii) the costs of any audit under Section 14(g) of the Security Instrument; and

(iii) any costs and expenses incurred by Lender in connection with the collection of any amount for which Borrower is personally liable under this Section 9, including Attorneys' Fees and Costs and the costs of conducting any independent audit of Borrower's books and records to determine the amount for which Borrower has personal liability.

(e) All payments made by Borrower with respect to the Indebtedness and all amounts received by Lender from the enforcement of its rights under the Security Instrument and the other Loan Documents shall be applied first to the portion of the Indebtedness for which Borrower has no personal liability.

(f) Notwithstanding the Base Recourse, Borrower shall become personally liable to Lender for the repayment of all of the Indebtedness upon the occurrence of any of the following Events of Default:

(i) Borrower or any SPE Equity Owner fails to comply with Section 33 of the Security Instrument;

(ii) a Transfer (including, but not limited to, a lien or encumbrance) that is an Event of Default under Section 21 of the Security Instrument, other than a Transfer consisting solely of the involuntary removal or involuntary withdrawal of a general partner in a limited partnership or a manager in a limited liability company;

(iii)   fraud or written material misrepresentation by Borrower or any officer, director, partner, member or employee of Borrower in connection with the application for or creation of the Indebtedness or any request for any action or consent by Lender;

(iv)   Borrower or any SPE Equity Owner voluntarily files for bankruptcy protection under the United States Bankruptcy Code;

(v)   Borrower or any SPE Equity Owner voluntarily becomes subject to any reorganization, receivership, insolvency proceeding, or other similar proceeding pursuant to any other federal or state law affecting debtor and creditor rights;

(vi)   The Mortgaged Property or any part thereof becomes an asset in a voluntary bankruptcy or becomes subject to any reorganization, receivership, insolvency proceeding, or other similar proceeding pursuant to any other federal or state law affecting debtor and creditor rights;

(vii)   an order of relief is entered against Borrower or any SPE Equity Owner pursuant to the United States Bankruptcy Code or other federal or state law affecting debtor and creditor rights in any involuntary bankruptcy proceeding initiated or joined in by a "**Related Party;**" or

(viii)   an involuntary bankruptcy or other involuntary insolvency proceeding is commenced against Borrower or any SPE Equity Owner (by a party other than Lender) but only if Borrower or such SPE Equity Owner has failed to use commercially reasonable efforts to dismiss such proceeding or has consented to such proceeding.

For purposes of this Section, the term "**Related Party**" means:

(A)   Borrower, any guarantor or any SPE Equity Owner; and

(B)   any Person that holds, directly or indirectly, any ownership interest in or right to manage Borrower, any guarantor or any SPE Equity Owner, including without limitation, any shareholder, member or partner of Borrower, any guarantor or any SPE Equity Owner; and

(C)   any Person in which any ownership interest (direct or indirect) or right to manage is held by Borrower, any guarantor, any SPE Equity Owner or any partner, shareholder or member of, or any other Person holding an interest in, Borrower, any guarantor or any SPE Equity Owner; and

(D)   any other creditor of Borrower that is related by blood, marriage or adoption to Borrower, any guarantor, any SPE Equity Owner or any partner, shareholder or member of, or any other Person holding an interest in, Borrower, any guarantor or any SPE Equity Owner.

If Borrower, any guarantor, any SPE Equity Owner or any Related Party has solicited creditors to initiate or participate in any proceeding referred to in this Section 9, regardless of

whether any of the creditors solicited actually initiates or participates in the proceeding, then such proceeding shall be considered as having been initiated by a Related Party.

(g) To the extent that Borrower has personal liability under this Section 9, Lender may exercise its rights against Borrower personally without regard to whether Lender has exercised any rights against the Mortgaged Property or any other security, or pursued any rights against any guarantor, or pursued any other rights available to Lender under this Note, the Security Instrument, any other Loan Document or applicable law. To the fullest extent permitted by applicable law, in any action to enforce Borrower's personal liability under this Section 9, Borrower waives any right to set off the value of the Mortgaged Property against such personal liability.

10. **Voluntary and Involuntary Prepayments During the Prepayment Premium Period (Section Applies Prior to Securitization and if Loan is Assigned to REMIC Trust On or After the Cut-off Date).**

(a) This Section 10 shall apply (i) prior to the date that this Note is assigned to a REMIC trust and (ii) if this Note is assigned to a REMIC trust on or after the Cut-off Date. This Section 10 shall be of no effect if this Note is assigned to a REMIC trust prior to the Cut-off Date.

(b) Any receipt by Lender of principal due under this Note prior to the Maturity Date, other than principal required to be paid in monthly installments pursuant to Section 3, constitutes a prepayment of principal under this Note. Without limiting the foregoing, any application by Lender, prior to the Maturity Date, of any proceeds of collateral or other security to the repayment of any portion of the unpaid principal balance of this Note constitutes a prepayment under this Note.

(c) During the Prepayment Premium Period, the Borrower may voluntarily prepay all of the unpaid principal balance of this Note on an Installment Due Date so long as Borrower designates the date for such prepayment in a Notice from Borrower to Lender given at least 30 days prior to the date of such prepayment. Unless Lender has previously notified Borrower of the expiration of the Prepayment Premium Period, upon receipt of such Notice from Borrower, Lender will notify Borrower if the Note has been assigned to a REMIC trust and the Prepayment Premium Period has expired. If an Installment Due Date (as defined in Section 1(a)) falls on a day which is not a Business Day, then with respect to payments made under this Section 10 only, the term "Installment Due Date" shall mean the Business Day immediately preceding the scheduled Installment Due Date.

(d) Notwithstanding Section 10(c) above, Borrower may voluntarily prepay all of the unpaid principal balance of this Note on a Business Day other than an Installment Due Date if Borrower provides Lender with the Notice set forth in Section 10(c) above and meets the other requirements set forth in this subsection. Borrower acknowledges that Lender has agreed that Borrower may prepay principal on a Business Day other than an Installment Due Date only because Lender shall deem any prepayment received by Lender on any day other than an Installment Due Date to have been received on the Installment Due Date immediately following such prepayment and Borrower shall be responsible for all interest that would have been due if the prepayment had actually been made on the Installment Due Date immediately following such prepayment.

(e)   Unless otherwise expressly provided in the Loan Documents, Borrower may not voluntarily prepay less than all of the unpaid principal balance of this Note. In order to voluntarily prepay all of the principal of this Note, Borrower must pay to Lender, together with the amount of principal being prepaid, (i) all accrued and unpaid interest due under this Note, plus (ii) all other sums due to Lender at the time of such prepayment, plus (iii) any prepayment premium calculated pursuant to Section 10(f).

(f)   Except as provided in Section 10(g) below, a prepayment premium shall be due and payable by Borrower in connection with any prepayment of principal under this Note during the Prepayment Premium Period. The prepayment premium shall be in the form of U.S. currency. The prepayment premium shall be computed as follows:

(i)   For any prepayment made during the Yield Maintenance Period, the prepayment premium shall be equal to the following:

the product obtained by multiplying:

(1)   the amount of principal being prepaid or accelerated,

by

(2)   the excess (if any) of the Monthly Note Rate over the Assumed Reinvestment Rate,

by

(3)   the Present Value Factor.

For purposes of this Section 10(f)(i), the following definitions shall apply:

Monthly Note Rate: one-twelfth (1/12) of the Fixed Interest Rate, expressed as a decimal calculated to five digits.

Prepayment Date: in the case of a voluntary prepayment, the date on which the prepayment is made; in the case of the application by Lender of collateral or security to a portion of the principal balance, the date of such application.

Assumed Reinvestment Rate: one-twelfth (1/12) of the yield rate, as of the close of the trading session which is 5 Business Days before the Prepayment Date, on the Treasury Security, as reported in *The Wall Street Journal*, expressed as a decimal calculated to five digits. In the event that no yield is published on the applicable date for the Treasury Security, Lender, in its discretion, shall select the non-callable Treasury Security maturing in the same year as the Treasury Security with the lowest yield published in *The Wall Street Journal* as of the applicable date. If the publication of such yield rates in *The Wall Street Journal* is discontinued for any reason, Lender shall select a security with a comparable rate and term to the Treasury Security. The selection of an alternate security pursuant to this Section 10 shall be made in Lender's discretion.

Present Value Factor: the factor that discounts to present value the costs resulting to Lender from the difference in interest rates during the months remaining in the Yield Maintenance Period using the Assumed Reinvestment Rate as the discount rate, with monthly compounding, expressed numerically as follows:

$$\frac{1-\left(\dfrac{1}{1+ARR}\right)^{n}}{ARR}$$

n = the number of months remaining in the Yield Maintenance Period; provided, however, if a prepayment occurs on an Installment Due Date, then the number of months remaining in the Yield Maintenance Period shall be calculated beginning with the month in which such prepayment occurs and if such prepayment occurs on a Business Day other than an Installment Due Date, then the number of months remaining in the Yield Maintenance Period shall be calculated beginning with the month immediately following the date of such prepayment.

ARR = Assumed Reinvestment Rate

(ii)   For any prepayment made after the expiration of the Yield Maintenance Period but during the remainder of the Prepayment Premium Period, the prepayment premium shall be 1.0% of the amount of principal being prepaid.

(g)   Notwithstanding any other provision of this Section 10, no prepayment premium shall be payable with respect to (i) any prepayment made during the Window Period, or (ii) any prepayment occurring as a result of the application of any insurance proceeds or condemnation award under the Security Instrument.

(h)   Unless Lender agrees otherwise in writing, a permitted or required prepayment of less than the unpaid principal balance of this Note shall not extend or postpone the due date of any subsequent monthly installments or change the amount of such installments.

(i)   Borrower recognizes that any prepayment of any of the unpaid principal balance of this Note, whether voluntary or involuntary or resulting from an Event of Default by Borrower, will result in Lender's incurring loss, including reinvestment loss, additional expense and frustration or impairment of Lender's ability to meet its commitments to third parties. Borrower agrees to pay to Lender upon demand damages for the detriment caused by any prepayment, and agrees that it is extremely difficult and impractical to ascertain the extent of such damages. Borrower therefore acknowledges and agrees that the formula for calculating prepayment premiums set forth in this Note represents a reasonable estimate of the damages Lender will incur because of a prepayment. Borrower further acknowledges that the prepayment premium provisions of this Note are a material part of the consideration for the Loan, and that the terms of this Note are in other respects more favorable to Borrower as a result of the Borrower's voluntary agreement to the prepayment premium provisions.

11. **Voluntary and Involuntary Prepayments During the Lockout Period and During the Defeasance Period (Section Applies if Loan is Assigned to REMIC Trust Prior to the Cut-off Date).**

(a)   This Section 11 shall apply in the event this Note is assigned to a REMIC trust prior to the Cut-off Date. This Section 11 shall be of no effect if this Note is assigned to a REMIC trust on or after the Cut-off Date.

(b)   Any receipt by Lender of principal due under this Note prior to the Maturity Date, other than principal required to be paid in monthly installments pursuant to Section 3, constitutes a prepayment of principal under this Note. Without limiting the foregoing, any application by Lender, prior to the Maturity Date, of any proceeds of collateral or other security to the repayment of any portion of the unpaid principal balance of this Note constitutes a prepayment under this Note.

(c)   Borrower may not voluntarily prepay any portion of the principal balance of this Note during the Lockout Period or during the Defeasance Period; provided, however, any prepayment occurring as a result of the application of any insurance proceeds or condemnation award under the Security Instrument shall be permitted during the Lockout Period and during the Defeasance Period. If any portion of the principal balance of this Note is prepaid during the Lockout Period or during the Defeasance Period by reason of the application by Lender of any proceeds of collateral or other security to any portion of the unpaid principal balance of this Note or following a determination that the prohibition on voluntary prepayments during the Lockout Period or during the Defeasance Period is in contravention of applicable law, then Borrower must also pay to Lender upon demand by Lender, a prepayment premium equal to five percent (5.0%) of the amount of principal being prepaid.

(d)   Notwithstanding any other provision of this Section 11, no prepayment premium shall be payable with respect to (i) any prepayment made during the Window Period, or (ii) any prepayment occurring as a result of the application of any insurance proceeds or condemnation award under the Security Instrument.

(e)   After the expiration of the Lockout Period and the Defeasance Period, Borrower may voluntarily prepay all of the unpaid principal balance of this Note on an Installment Due Date so long as Borrower designates the date for such prepayment in a Notice from Borrower to Lender given at least 30 days prior to the date of such prepayment. If an Installment Due Date (as defined in Section 1(a)) falls on a day which is not a Business Day, then with respect to payments made under this Section 11 only, the term "Installment Due Date" shall mean the Business Day immediately preceding the scheduled Installment Due Date.

(f)   Notwithstanding Section 11(e) above, following the end of the Lockout Period and the Defeasance Period, Borrower may voluntarily prepay all of the unpaid principal balance of this Note on a Business Day other than an Installment Due Date if Borrower provides Lender with the Notice set forth in Section 11(e) and meets the other requirements set forth in this subsection. Borrower acknowledges that Lender has agreed that Borrower may prepay principal on a Business Day other than an Installment Due Date only because Lender shall deem any prepayment received by Lender on any day other than an Installment Due Date to have been received on the Installment Due Date immediately following such prepayment and Borrower shall be responsible for all interest that would have been due if the prepayment had actually been made on the Installment Due Date immediately following such prepayment.

(g)   Unless otherwise expressly provided in the Loan Documents, Borrower may not voluntarily prepay less than all of the unpaid principal balance of this Note. In order to voluntarily prepay all of the principal of this Note, Borrower must also pay to Lender, together with the amount of principal being prepaid, (i) all accrued and unpaid interest due under this Note, plus (ii) all other sums due to Lender at the time of such prepayment. .

(h)   Unless Lender agrees otherwise in writing, a permitted or required prepayment of less than the unpaid principal balance of this Note shall not extend or postpone the due date of any subsequent monthly installments or change the amount of such installments.

(i)   Borrower recognizes that any prepayment of any of the unpaid principal balance of this Note, whether voluntary or involuntary or resulting from an Event of Default by Borrower, will result in Lender's incurring loss, including reinvestment loss, additional expense and frustration or impairment of Lender's ability to meet its commitments to third parties. Borrower agrees to pay to Lender upon demand damages for the detriment caused by any prepayment, and agrees that it is extremely difficult and impractical to ascertain the extent of such damages. Borrower therefore acknowledges and agrees that the formula for calculating prepayment premiums set forth in Section 11(c) of this Note represents a reasonable estimate of the damages Lender will incur because of a prepayment. Borrower further acknowledges that the lockout and prepayment premium provisions of this Note are a material part of the consideration for the Loan, and that the terms of this Note are in other respects more favorable to Borrower as a result of the Borrower's voluntary agreement to the prepayment premium provisions.

(j)   If, after the expiration of the Lockout Period, the Borrower defeases the Loan as described in Section 44 of the Security Instrument during the Defeasance Period, Borrower shall not have the right to voluntarily prepay any of the principal of this Note at any time.

12.   **DEFEASANCE (Section Applies if Loan is Assigned to REMIC Trust Prior to the Cut-off Date).**

(a)   This Section 12 shall apply in the event this Note is assigned to a REMIC trust prior to the Cut-off Date. This Section 12 shall be of no effect if this Note is assigned to a REMIC trust on or after the Cut-off Date.

(b)   Section 5 of this Note is amended by adding a new paragraph at the end thereof as follows:

>   If Borrower obtains a release of the Mortgaged Property from the lien of the Security Instrument pursuant to Section 44 of the Security Instrument, the Indebtedness shall be secured by the Pledge Agreement and reference shall be made to the Pledge Agreement for other rights of Lender as to collateral for the Indebtedness.

(c)   Section 9 of this Note is amended by adding a new paragraph at the end thereof as follows:

>   If Borrower obtains a release of the Mortgaged Property from the lien of the Security Instrument pursuant to Section 44 of the Security Instrument, Borrower shall have no personal liability under this Note or the Pledge Agreement for the

repayment of the Indebtedness or for the performance of any other obligations of Borrower under this Note or the Pledge Agreement (other than any liability under Section 18 of the Security Instrument for events that occur prior to the Defeasance Closing Date, whether discovered before or after the Defeasance Closing Date), and Lender's only recourse for the satisfaction of the Indebtedness and the performance of such obligations shall be Lender's exercise of its rights and remedies with respect to the collateral held by Lender under the Pledge Agreement as security for the Indebtedness.

(d)   Section 21(a) of this Note is amended by adding a new paragraph at the end thereof as follows:

> If Borrower obtains a release of the Mortgaged Property from the lien of the Security Instrument pursuant to Section 44 of the Security Instrument, all Notices, demands and other communications required or permitted to be given pursuant to this Note shall be given in accordance with the Pledge Agreement.

13.   Costs and Expenses. To the fullest extent allowed by applicable law, Borrower shall pay all expenses and costs, including Attorneys' Fees and Costs incurred by Lender as a result of any default under this Note or in connection with efforts to collect any amount due under this Note, or to enforce the provisions of any of the other Loan Documents, including those incurred in post-judgment collection efforts and in any bankruptcy proceeding (including any action for relief from the automatic stay of any bankruptcy proceeding) or judicial or non-judicial foreclosure proceeding. Borrower acknowledges and agrees that, in connection with each request by Borrower under this Note or any Loan Document, Borrower shall pay all reasonable Attorneys' Fees and Costs and expenses incurred by Lender, including any fees charged by the Rating Agencies, regardless of whether the matter is approved, denied or withdrawn.

14.   Forbearance. Any forbearance by Lender in exercising any right or remedy under this Note, the Security Instrument, or any other Loan Document or otherwise afforded by applicable law, shall not be a waiver of or preclude the exercise of that or any other right or remedy. The acceptance by Lender of any payment after the due date of such payment, or in an amount which is less than the required payment, shall not be a waiver of Lender's right to require prompt payment when due of all other payments or to exercise any right or remedy with respect to any failure to make prompt payment. Enforcement by Lender of any security for Borrower's obligations under this Note shall not constitute an election by Lender of remedies so as to preclude the exercise of any other right or remedy available to Lender.

15.   Waivers. Borrower and all endorsers and guarantors of this Note and all other third party obligors waive presentment, demand, notice of dishonor, protest, notice of acceleration, notice of intent to demand or accelerate payment or maturity, presentment for payment, notice of nonpayment, grace, and diligence in collecting the Indebtedness.

16.   Loan Charges. Neither this Note nor any of the other Loan Documents shall be construed to create a contract for the use, forbearance or detention of money requiring payment of interest at a rate greater than the Maximum Interest Rate. If any applicable law limiting the amount of interest or other charges permitted to be collected from Borrower in connection with the Loan is interpreted so that any interest or other charge provided for in any Loan Document, whether considered separately or together with other charges provided for in any other Loan Document, violates that law, and Borrower is entitled to the benefit of that law, that interest or

charge is hereby reduced to the extent necessary to eliminate that violation. The amounts, if any, previously paid to Lender in excess of the permitted amounts shall be applied by Lender to reduce the unpaid principal balance of this Note. For the purpose of determining whether any applicable law limiting the amount of interest or other charges permitted to be collected from Borrower has been violated, all Indebtedness that constitutes interest, as well as all other charges made in connection with the Indebtedness that constitute interest, shall be deemed to be allocated and spread ratably over the stated term of this Note. Unless otherwise required by applicable law, such allocation and spreading shall be effected in such a manner that the rate of interest so computed is uniform throughout the stated term of this Note.

     17.   **Commercial Purpose.**   Borrower represents that Borrower is incurring the Indebtedness solely for the purpose of carrying on a business or commercial enterprise, and not for personal, family, household, or agricultural purposes.

     18.   **Counting of Days.**   Except where otherwise specifically provided, any reference in this Note to a period of "days" means calendar days, not Business Days.

     19.   **Governing Law.**   This Note shall be governed by the law of the Property Jurisdiction.

     20.   **Captions.**   The captions of the Sections of this Note are for convenience only and shall be disregarded in construing this Note.

     21.   **Notices; Written Modifications.**

     (a)   All Notices, demands and other communications required or permitted to be given pursuant to this Note shall be given in accordance with Section 31 of the Security Instrument.

     (b)   Any modification or amendment to this Note shall be ineffective unless in writing signed by the party sought to be charged with such modification or amendment; provided, however, in the event of a Transfer under the terms of the Security Instrument that requires Lender's consent, any or some or all of the Modifications to Multifamily Note set forth in Exhibit A to this Note may be modified or rendered void by Lender at Lender's option, by Notice to Borrower and the transferee, as a condition of Lender's consent.

     22.   **Consent to Jurisdiction and Venue.**   Borrower agrees that any controversy arising under or in relation to this Note may be litigated in the Property Jurisdiction. The state and federal courts and authorities with jurisdiction in the Property Jurisdiction shall have jurisdiction over all controversies that shall arise under or in relation to this Note. Borrower irrevocably consents to service, jurisdiction, and venue of such courts for any such litigation and waives any other venue to which it might be entitled by virtue of domicile, habitual residence or otherwise. However, nothing in this Note is intended to limit any right that Lender may have to bring any suit, action or proceeding relating to matters arising under this Note in any court of any other jurisdiction.

     23.   **WAIVER OF TRIAL BY JURY. BORROWER AND LENDER EACH (A) AGREES NOT TO ELECT A TRIAL BY JURY WITH RESPECT TO ANY ISSUE ARISING OUT OF THIS NOTE OR THE RELATIONSHIP BETWEEN THE PARTIES AS LENDER AND BORROWER THAT IS TRIABLE OF RIGHT BY A JURY AND (B) WAIVES ANY RIGHT TO TRIAL BY JURY WITH RESPECT TO SUCH ISSUE TO THE EXTENT THAT ANY SUCH RIGHT EXISTS NOW OR IN THE FUTURE. THIS**

WAIVER OF RIGHT TO TRIAL BY JURY IS SEPARATELY GIVEN BY EACH PARTY, KNOWINGLY AND VOLUNTARILY WITH THE BENEFIT OF COMPETENT LEGAL COUNSEL.

24.   State-Specific Provisions. N/A.

ATTACHED EXHIBIT. The Exhibit noted below, if marked with an "X" in the space provided, is attached to this Note:

[X]   Exhibit A   Modifications to Multifamily Note

IN WITNESS WHEREOF, and in consideration of the Lender's agreement to lend Borrower the principal amount set forth above, Borrower has signed and delivered this Note under seal or has caused this Note to be signed and delivered under seal by its duly authorized representative.

NLP WILLOWS, LLC, a Delaware limited liability company

By: NTS Realty Holdings Limited Partnership, a Delaware limited partnership, its sole member

By: NTS Realty Capital, Inc., a Delaware corporation, its managing general partner

By: [signature]
Name: Neil A. Mitchell
Title: Sr Vice Pres

27-1213238
Borrower's Social Security/Employer ID Number

PAY TO THE ORDER OF FEDERAL HOME
LOAN MORTGAGE CORPORATION,
WITHOUT RECOURSE

HOLLIDAY FENOGLIO FOWLER, L.P., a
   Texas limited partnership

By: Holliday GP Corp., a Delaware
   corporation, its general partner

By: _____
   Patrick V. Kinlan
   Vice President

FHLMC Loan No. 534381219 (Willows of Plainview)

EXHIBIT A

MODIFICATIONS TO MULTIFAMILY NOTE

The following modifications are made to the text of the Note that precedes this Exhibit.

1. Section 1(a) is amended to delete the definition of "Security Instrument" in its entirety and replace it with the following:

    "**Security Instrument**" means, collectively, the multifamily mortgage, deed to secure debt or deed of trust effective as of the effective date of this Note, from Borrower to or for the benefit of Lender, together with all other Mortgages (as defined in that certain Master Cross-Collateralization Agreement dated as of the date of this Note, by and among the Lender, the Borrower and the other entities identified as Borrower on Exhibit A attached thereto), each of which is securing the payment and performance of the Borrower's obligations under this Note.

2. Paragraph 9 is modified to add the following to subsection 9(d)(i) before the semi-colon:

    "and under Section 17 of the Security Instrument relating to galvanized steel piping/polybutylene piping; as well as for any costs, loss or damage incurred or suffered by Lender as a result of the existence at the Mortgaged Property of galvanized steel piping/polybutylene piping, such loss or damage to include the cost of replacing all such piping and the cost of repairing any damage associated with the leaks in or other failure of any galvanized steel piping/polybutylene piping"

3. Section 9(c) is revised to add the following new subsection (vii):

    "(vii) A casualty loss affecting the Mortgaged Property which results in loss or damage to Lender because (A) the Mortgaged Property is a legal non-conforming use or contains legal non-conforming improvements or structures under the applicable zoning laws, ordinances and/or regulations in the Property Jurisdiction (the "Zoning Code"), (B) the affected Improvements cannot be rebuilt to its pre-casualty condition under the terms of the Zoning Code, and (C) the Hazard Insurance proceeds available to Lender under the terms of the Security Instrument are insufficient to repay the Indebtedness in full. This section 9(c)(vii) will terminate and be of no further force or effect upon Borrower's delivery to Lender of confirmation acceptable to Lender that the use of and improvements and structures comprising the Mortgaged Property are legal conforming under applicable zoning laws, ordinances and regulations, or that the only legal non-conformity consists of minor setback violations which do not prohibit reconstruction following a casualty and for which adequate building law or ordinance insurance is maintained by Borrower. The termination of this Section 9(c)(vii) will not affect Borrower's liability under any other provision of this Section 9 or otherwise under the Loan Documents."

MULTIFAMILY NOTE-CME
MULTISTATE – FIXED RATE
(REVISION DATE 8-14-2009)

US $10,945,000.00   Effective Date: As of December 16, 2009

FOR VALUE RECEIVED, the undersigned (together with such party's or parties' successors and assigns, "Borrower") jointly and severally (if more than one) promises to pay to the order of **HOLLIDAY FENOGLIO FOWLER, L.P.**, a Texas limited partnership, the principal sum of Ten Million Nine Hundred Forty-Five Thousand and 00/100 Dollars (US $10,945,000.00), with interest on the unpaid principal balance, as hereinafter provided.

1.   Defined Terms.

(a)   As used in this Note:

"**Base Recourse**" means a portion of the Indebtedness equal to zero percent (0%) of the original principal balance of this Note.

"**Business Day**" means any day other than a Saturday, a Sunday or any other day on which Lender or the national banking associations are not open for business.

"**Cut-off Date**" means the twelfth (12th) Installment Due Date.

"**Default Rate**" means an annual interest rate equal to four (4) percentage points above the Fixed Interest Rate. However, at no time will the Default Rate exceed the Maximum Interest Rate.

"**Defeasance Period**" is the period beginning the day after the Defeasance Date until but not including the first day of the Window Period. The Defeasance Period only applies if this Note is assigned to a REMIC trust prior to the Cut-off Date.

"**Fixed Interest Rate**" means the annual interest rate of five and forty hundredths percent (5.40%).

"**Installment Due Date**" means, for any monthly installment of interest only or principal and interest, the date on which such monthly installment is due and payable pursuant to Section 3 of this Note. The "**First Installment Due Date**" under this Note is February 1, 2010.

"**Lender**" means the holder from time to time of this Note.

"**Loan**" means the loan evidenced by this Note.

"**Lockout Period**" means the period beginning on the day that this Note is assigned to a REMIC trust until and including the Defeasance Date. The Lockout

Period only applies if this Note is assigned to a REMIC trust prior to the Cut-off Date.

"Maturity Date" means the earlier of (i) January 1, 2020 (the "**Scheduled Maturity Date**"), and (ii) the date on which the unpaid principal balance of this Note becomes due and payable by acceleration or otherwise pursuant to the Loan Documents or the exercise by Lender of any right or remedy under any Loan Document.

"Maximum Interest Rate" means the rate of interest that results in the maximum amount of interest allowed by applicable law.

"Prepayment Premium Period" means the period during which, if a prepayment of principal occurs, a prepayment premium will be payable by Borrower to Lender. The Prepayment Premium Period is the period from and including the date of this Note until but not including the earlier to occur of the following (i) the day that this Note is assigned to a REMIC trust if this Note is assigned to a REMIC trust prior to the Cut-off Date or (ii) the first day of the Window Period. The Prepayment Premium Period only applies if this Note is not assigned to a REMIC trust or if this Note is assigned to a REMIC trust on or after the Cut-off Date.

"Security Instrument" means the multifamily mortgage, deed to secure debt or deed of trust effective as of the effective date of this Note, from Borrower to or for the benefit of Lender and securing this Note.

"Treasury Security" means the 3.625% U.S. Treasury Security due August 15, 2019.

"Window Period" means the three (3) consecutive calendar month period prior to the Scheduled Maturity Date.

"Yield Maintenance Period" means the period from and including the date of this Note until but not including the earlier to occur of the following (i) the first day that the Note is assigned to a REMIC trust or (ii) July 1, 2019 (the "**Yield Maintenance Expiration Date**"). The Yield Maintenance Period only applies if this Note is not assigned to a REMIC trust or if this Note is assigned to a REMIC trust on or after the Cut-off Date.

(b)   Other capitalized terms used but not defined in this Note shall have the meanings given to such terms in the Security Instrument.

2.   **Address for Payment.** All payments due under this Note shall be payable at (i) if by regular mail – Holliday Fenoglio Fowler, L.P., Post Office Box 840637, Dallas, Texas 75284-0637, or (ii) if by overnight mail – Bank of America Lockbox Services, Lockbox 840637, 1950 N. Stemmons Freeway, Suite 5010, Dallas, Texas 75207, or such other place as may be designated by Notice to Borrower from or on behalf of Lender.

3.   **Payments.**

(a)   Interest will accrue on the outstanding principal balance of this Note at the Fixed Interest Rate, subject to the provisions of Section 8 of this Note.

(b)   Interest under this Note shall be computed, payable and allocated on the basis of an actual/360 interest calculation schedule (interest is payable for the actual number of days in each month, and each month's interest is calculated by multiplying the unpaid principal amount of this Note as of the first day of the month for which interest is being calculated by the Fixed Interest Rate, dividing the product by 360, and multiplying the quotient by the number of days in the month for which interest is being calculated). The portion of the monthly installment of principal and interest under this Note attributable to principal and the portion attributable to interest will vary based upon the number of days in the month for which such installment is paid. Each monthly payment of principal and interest will first be applied to pay in full interest due, and the balance of the monthly installment payment paid by Borrower will be credited to principal.

(c)   Unless disbursement of principal is made by Lender to Borrower on the first day of a calendar month, interest for the period beginning on the date of disbursement and ending on and including the last day of such calendar month shall be payable by Borrower simultaneously with the execution of this Note. If disbursement of principal is made by Lender to Borrower on the first day of a calendar month, then no payment will be due from Borrower at the time of the execution of this Note. The Installment Due Date for the first monthly installment payment under Section 3(d) of interest only or principal and interest, as applicable, will be the First Installment Due Date set forth in Section 1(a) of this Note. Except as provided in this Section 3(c), Section 10 and in Section 11, accrued interest will be payable in arrears.

(d)   Beginning on the First Installment Due Date, and continuing until and including the monthly installment due on the Maturity Date, principal and accrued interest shall be payable by Borrower in consecutive monthly installments due and payable on the first day of each calendar month. The amount of the monthly installment of principal and interest payable pursuant to this Section 3(d) on an Installment Due Date shall be Sixty-One Thousand Four Hundred Fifty-Nine and 55/100 Dollars ($61,459.55).

(e)   All remaining Indebtedness, including all principal and interest, shall be due and payable by Borrower on the Maturity Date.

(f)   All payments under this Note shall be made in immediately available U.S. funds.

(g)   Any regularly scheduled monthly installment of interest only or principal and interest payable pursuant to this Section 3 that is received by Lender before the date it is due shall be deemed to have been received on the due date for the purpose of calculating interest due.

(h)   Any accrued interest remaining past due for 30 days or more, at Lender's discretion, may be added to and become part of the unpaid principal balance of this Note and any reference to "accrued interest" shall refer to accrued interest which has not become part of the unpaid principal balance. Any amount added to principal pursuant to the Loan Documents shall bear interest at the applicable rate or rates specified in this Note and shall be payable with such interest upon demand by Lender and absent such demand, as provided in this Note for the payment of principal and interest.

4.   **Application of Payments.** If at any time Lender receives, from Borrower or otherwise, any amount applicable to the Indebtedness which is less than all amounts due and payable at such time, Lender may apply the amount received to amounts then due and payable in any manner and in any order determined by Lender, in Lender's discretion. Borrower agrees that

neither Lender's acceptance of a payment from Borrower in an amount that is less than all amounts then due and payable nor Lender's application of such payment shall constitute or be deemed to constitute either a waiver of the unpaid amounts or an accord and satisfaction.

5.   **Security.** The Indebtedness is secured by, among other things, the Security Instrument, and reference is made to the Security Instrument for other rights of Lender as to collateral for the Indebtedness.

6.   **Acceleration.** If an Event of Default has occurred and is continuing, the entire unpaid principal balance, any accrued interest, any prepayment premium payable under Section 10 and Section 11, and all other amounts payable under this Note and any other Loan Document, shall at once become due and payable, at the option of Lender, without any prior Notice to Borrower (except if notice is required by applicable law, then after such notice). Lender may exercise this option to accelerate regardless of any prior forbearance. For purposes of exercising such option, Lender shall calculate the prepayment premium as if prepayment occurred on the date of acceleration. If prepayment occurs thereafter, Lender shall recalculate the prepayment premium as of the actual prepayment date.

7.   **Late Charge.**

(a)   If any monthly installment of interest or principal and interest or other amount payable under this Note or under the Security Instrument or any other Loan Document is not received in full by Lender within ten (10) days after the installment or other amount is due, counting from and including the date such installment or other amount is due (unless applicable law requires a longer period of time before a late charge may be imposed, in which event such longer period shall be substituted), Borrower shall pay to Lender, immediately and without demand by Lender, a late charge equal to five percent (5%) of such installment or other amount due (unless applicable law requires a lesser amount be charged, in which event such lesser amount shall be substituted).

(b)   Borrower acknowledges that its failure to make timely payments will cause Lender to incur additional expenses in servicing and processing the Loan and that it is extremely difficult and impractical to determine those additional expenses. Borrower agrees that the late charge payable pursuant to this Section represents a fair and reasonable estimate, taking into account all circumstances existing on the date of this Note, of the additional expenses Lender will incur by reason of such late payment. The late charge is payable in addition to, and not in lieu of, any interest payable at the Default Rate pursuant to Section 8.

8.   **Default Rate.**

(a)   So long as (i) any monthly installment under this Note remains past due for thirty (30) days or more or (ii) any other Event of Default has occurred and is continuing, then notwithstanding anything in Section 3 of this Note to the contrary, interest under this Note shall accrue on the unpaid principal balance from the Installment Due Date of the first such unpaid monthly installment or the occurrence of such other Event of Default, as applicable, at the Default Rate.

(b)   From and after the Maturity Date, the unpaid principal balance shall continue to bear interest at the Default Rate until and including the date on which the entire principal balance is paid in full.

(c)   Borrower acknowledges that (i) its failure to make timely payments will cause Lender to incur additional expenses in servicing and processing the Loan, (ii) during the time that any monthly installment under this Note is delinquent for thirty (30) days or more, Lender will incur additional costs and expenses arising from its loss of the use of the money due and from the adverse impact on Lender's ability to meet its other obligations and to take advantage of other investment opportunities; and (iii) it is extremely difficult and impractical to determine those additional costs and expenses. Borrower also acknowledges that, during the time that any monthly installment under this Note is delinquent for thirty (30) days or more or any other Event of Default has occurred and is continuing, Lender's risk of nonpayment of this Note will be materially increased and Lender is entitled to be compensated for such increased risk. Borrower agrees that the increase in the rate of interest payable under this Note to the Default Rate represents a fair and reasonable estimate, taking into account all circumstances existing on the date of this Note, of the additional costs and expenses Lender will incur by reason of the Borrower's delinquent payment and the additional compensation Lender is entitled to receive for the increased risks of nonpayment associated with a delinquent loan.

9.   **Limits on Personal Liability.**

(a)   Except as otherwise provided in this Section 9, Borrower shall have no personal liability under this Note, the Security Instrument or any other Loan Document for the repayment of the Indebtedness or for the performance of any other obligations of Borrower under the Loan Documents and Lender's only recourse for the satisfaction of the Indebtedness and the performance of such obligations shall be Lender's exercise of its rights and remedies with respect to the Mortgaged Property and to any other collateral held by Lender as security for the Indebtedness.   This limitation on Borrower's liability shall not limit or impair Lender's enforcement of its rights against any guarantor of the Indebtedness or any guarantor of any other obligations of Borrower.

(b)   Borrower shall be personally liable to Lender for the amount of the Base Recourse, plus any other amounts for which Borrower has personal liability under this Section 9.

(c)   In addition to the Base Recourse, Borrower shall be personally liable to Lender for the repayment of a further portion of the Indebtedness equal to any loss or damage suffered by Lender as a result of the occurrence of any of the following events:

     (i)   Borrower fails to pay to Lender upon demand after an Event of Default all Rents to which Lender is entitled under Section 3(a) of the Security Instrument and the amount of all security deposits collected by Borrower from tenants then in residence. However, Borrower will not be personally liable for any failure described in this subsection (i) if Borrower is unable to pay to Lender all Rents and security deposits as required by the Security Instrument because of a valid order issued in a bankruptcy, receivership, or similar judicial proceeding.

     (ii)   Borrower fails to apply all insurance proceeds and condemnation proceeds as required by the Security Instrument. However, Borrower will not be personally liable for any failure described in this subsection (ii) if Borrower is unable to apply insurance or condemnation proceeds as required by the Security Instrument because of a valid order issued in a bankruptcy, receivership, or similar judicial proceeding.

(iii) Borrower fails to comply with Section 14(g) or (i) of the Security Instrument relating to the delivery of books and records, statements, schedules and reports.

(iv) Borrower fails to pay when due in accordance with the terms of the Security Instrument the amount of any item below marked "Deferred"; provided however, that if no item is marked "Deferred", this Section 9(c)(iv) shall be of no force or effect.

[Deferred]	Hazard Insurance premiums or other insurance premiums,
[Collect]	Taxes,
[Deferred]	water and sewer charges (that could become a lien on the Mortgaged Property),
[N/A]	ground rents,
[Deferred]	assessments or other charges (that could become a lien on the Mortgaged Property)

(v) Borrower engages in any willful act of material waste of the Mortgaged Property.

(d) In addition to the Base Recourse, Borrower shall be personally liable to Lender for:

(i) the performance of all of Borrower's obligations under Section 18 of the Security Instrument (relating to environmental matters);

(ii) the costs of any audit under Section 14(g) of the Security Instrument; and

(iii) any costs and expenses incurred by Lender in connection with the collection of any amount for which Borrower is personally liable under this Section 9, including Attorneys' Fees and Costs and the costs of conducting any independent audit of Borrower's books and records to determine the amount for which Borrower has personal liability.

(e) All payments made by Borrower with respect to the Indebtedness and all amounts received by Lender from the enforcement of its rights under the Security Instrument and the other Loan Documents shall be applied first to the portion of the Indebtedness for which Borrower has no personal liability.

(f) Notwithstanding the Base Recourse, Borrower shall become personally liable to Lender for the repayment of all of the Indebtedness upon the occurrence of any of the following Events of Default:

(i) Borrower or any SPE Equity Owner fails to comply with Section 33 of the Security Instrument;

(ii) a Transfer (including, but not limited to, a lien or encumbrance) that is an Event of Default under Section 21 of the Security Instrument, other than a Transfer consisting solely of the involuntary removal or involuntary withdrawal of a general partner in a limited partnership or a manager in a limited liability company;

(iii)   fraud or written material misrepresentation by Borrower or any officer, director, partner, member or employee of Borrower in connection with the application for or creation of the Indebtedness or any request for any action or consent by Lender;

(iv)   Borrower or any SPE Equity Owner voluntarily files for bankruptcy protection under the United States Bankruptcy Code;

(v)   Borrower or any SPE Equity Owner voluntarily becomes subject to any reorganization, receivership, insolvency proceeding, or other similar proceeding pursuant to any other federal or state law affecting debtor and creditor rights;

(vi)   The Mortgaged Property or any part thereof becomes an asset in a voluntary bankruptcy or becomes subject to any reorganization, receivership, insolvency proceeding, or other similar proceeding pursuant to any other federal or state law affecting debtor and creditor rights;

(vii)   an order of relief is entered against Borrower or any SPE Equity Owner pursuant to the United States Bankruptcy Code or other federal or state law affecting debtor and creditor rights in any involuntary bankruptcy proceeding initiated or joined in by a "**Related Party;**" or

(viii)   an involuntary bankruptcy or other involuntary insolvency proceeding is commenced against Borrower or any SPE Equity Owner (by a party other than Lender) but only if Borrower or such SPE Equity Owner has failed to use commercially reasonable efforts to dismiss such proceeding or has consented to such proceeding.

For purposes of this Section, the term "**Related Party**" means:

(A)   Borrower, any guarantor or any SPE Equity Owner; and

(B)   any Person that holds, directly or indirectly, any ownership interest in or right to manage Borrower, any guarantor or any SPE Equity Owner, including without limitation, any shareholder, member or partner of Borrower, any guarantor or any SPE Equity Owner; and

(C)   any Person in which any ownership interest (direct or indirect) or right to manage is held by Borrower, any guarantor, any SPE Equity Owner or any partner, shareholder or member of, or any other Person holding an interest in, Borrower, any guarantor or any SPE Equity Owner; and

(D)   any other creditor of Borrower that is related by blood, marriage or adoption to Borrower, any guarantor, any SPE Equity Owner or any partner, shareholder or member of, or any other Person holding an interest in, Borrower, any guarantor or any SPE Equity Owner.

If Borrower, any guarantor, any SPE Equity Owner or any Related Party has solicited creditors to initiate or participate in any proceeding referred to in this Section 9, regardless of

whether any of the creditors solicited actually initiates or participates in the proceeding, then such proceeding shall be considered as having been initiated by a Related Party.

(g)   To the extent that Borrower has personal liability under this Section 9, Lender may exercise its rights against Borrower personally without regard to whether Lender has exercised any rights against the Mortgaged Property or any other security, or pursued any rights against any guarantor, or pursued any other rights available to Lender under this Note, the Security Instrument, any other Loan Document or applicable law. To the fullest extent permitted by applicable law, in any action to enforce Borrower's personal liability under this Section 9, Borrower waives any right to set off the value of the Mortgaged Property against such personal liability.

10.   Voluntary and Involuntary Prepayments During the Prepayment Premium Period (Section Applies Prior to Securitization and if Loan is Assigned to REMIC Trust On or After the Cut-off Date).

(a)   This Section 10 shall apply (i) prior to the date that this Note is assigned to a REMIC trust and (ii) if this Note is assigned to a REMIC trust on or after the Cut-off Date. This Section 10 shall be of no effect if this Note is assigned to a REMIC trust prior to the Cut-off Date.

(b)   Any receipt by Lender of principal due under this Note prior to the Maturity Date, other than principal required to be paid in monthly installments pursuant to Section 3, constitutes a prepayment of principal under this Note. Without limiting the foregoing, any application by Lender, prior to the Maturity Date, of any proceeds of collateral or other security to the repayment of any portion of the unpaid principal balance of this Note constitutes a prepayment under this Note.

(c)   During the Prepayment Premium Period, the Borrower may voluntarily prepay all of the unpaid principal balance of this Note on an Installment Due Date so long as Borrower designates the date for such prepayment in a Notice from Borrower to Lender given at least 30 days prior to the date of such prepayment. Unless Lender has previously notified Borrower of the expiration of the Prepayment Premium Period, upon receipt of such Notice from Borrower, Lender will notify Borrower if the Note has been assigned to a REMIC trust and the Prepayment Premium Period has expired. If an Installment Due Date (as defined in Section 1(a)) falls on a day which is not a Business Day, then with respect to payments made under this Section 10 only, the term "Installment Due Date" shall mean the Business Day immediately preceding the scheduled Installment Due Date.

(d)   Notwithstanding Section 10(c) above, Borrower may voluntarily prepay all of the unpaid principal balance of this Note on a Business Day other than an Installment Due Date if Borrower provides Lender with the Notice set forth in Section 10(c) above and meets the other requirements set forth in this subsection. Borrower acknowledges that Lender has agreed that Borrower may prepay principal on a Business Day other than an Installment Due Date only because Lender shall deem any prepayment received by Lender on any day other than an Installment Due Date to have been received on the Installment Due Date immediately following such prepayment and Borrower shall be responsible for all interest that would have been due if the prepayment had actually been made on the Installment Due Date immediately following such prepayment.

(e)   Unless otherwise expressly provided in the Loan Documents, Borrower may not voluntarily prepay less than all of the unpaid principal balance of this Note. In order to voluntarily prepay all of the principal of this Note, Borrower must pay to Lender, together with the amount of principal being prepaid, (i) all accrued and unpaid interest due under this Note, plus (ii) all other sums due to Lender at the time of such prepayment, plus (iii) any prepayment premium calculated pursuant to Section 10(f).

(f)   Except as provided in Section 10(g) below, a prepayment premium shall be due and payable by Borrower in connection with any prepayment of principal under this Note during the Prepayment Premium Period. The prepayment premium shall be in the form of U.S. currency. The prepayment premium shall be computed as follows:

(i)   For any prepayment made during the Yield Maintenance Period, the prepayment premium shall be equal to the following:

the product obtained by multiplying:

(1)   the amount of principal being prepaid or accelerated,

by

(2)   the excess (if any) of the Monthly Note Rate over the Assumed Reinvestment Rate,

by

(3)   the Present Value Factor.

For purposes of this Section 10(f)(i), the following definitions shall apply:

Monthly Note Rate: one-twelfth (1/12) of the Fixed Interest Rate, expressed as a decimal calculated to five digits.

Prepayment Date: in the case of a voluntary prepayment, the date on which the prepayment is made; in the case of the application by Lender of collateral or security to a portion of the principal balance, the date of such application.

Assumed Reinvestment Rate: one-twelfth (1/12) of the yield rate, as of the close of the trading session which is 5 Business Days before the Prepayment Date, on the Treasury Security, as reported in *The Wall Street Journal*, expressed as a decimal calculated to five digits. In the event that no yield is published on the applicable date for the Treasury Security, Lender, in its discretion, shall select the non-callable Treasury Security maturing in the same year as the Treasury Security with the lowest yield published in *The Wall Street Journal* as of the applicable date. If the publication of such yield rates in *The Wall Street Journal* is discontinued for any reason, Lender shall select a security with a comparable rate and term to the Treasury Security. The selection of an alternate security pursuant to this Section 10 shall be made in Lender's discretion.

Present Value Factor: the factor that discounts to present value the costs resulting to Lender from the difference in interest rates during the months remaining in the Yield Maintenance Period using the Assumed Reinvestment Rate as the discount rate, with monthly compounding, expressed numerically as follows:

$$\frac{1-\left(\dfrac{1}{1+ARR}\right)^{n}}{ARR}$$

n = the number of months remaining in the Yield Maintenance Period; provided, however, if a prepayment occurs on an Installment Due Date, then the number of months remaining in the Yield Maintenance Period shall be calculated beginning with the month in which such prepayment occurs and if such prepayment occurs on a Business Day other than an Installment Due Date, then the number of months remaining in the Yield Maintenance Period shall be calculated beginning with the month immediately following the date of such prepayment.

ARR = Assumed Reinvestment Rate

(ii)   For any prepayment made after the expiration of the Yield Maintenance Period but during the remainder of the Prepayment Premium Period, the prepayment premium shall be 1.0% of the amount of principal being prepaid.

(g)   Notwithstanding any other provision of this Section 10, no prepayment premium shall be payable with respect to (i) any prepayment made during the Window Period, or (ii) any prepayment occurring as a result of the application of any insurance proceeds or condemnation award under the Security Instrument.

(h)   Unless Lender agrees otherwise in writing, a permitted or required prepayment of less than the unpaid principal balance of this Note shall not extend or postpone the due date of any subsequent monthly installments or change the amount of such installments.

(i)   Borrower recognizes that any prepayment of any of the unpaid principal balance of this Note, whether voluntary or involuntary or resulting from an Event of Default by Borrower, will result in Lender's incurring loss, including reinvestment loss, additional expense and frustration or impairment of Lender's ability to meet its commitments to third parties. Borrower agrees to pay to Lender upon demand damages for the detriment caused by any prepayment, and agrees that it is extremely difficult and impractical to ascertain the extent of such damages. Borrower therefore acknowledges and agrees that the formula for calculating prepayment premiums set forth in this Note represents a reasonable estimate of the damages Lender will incur because of a prepayment. Borrower further acknowledges that the prepayment premium provisions of this Note are a material part of the consideration for the Loan, and that the terms of this Note are in other respects more favorable to Borrower as a result of the Borrower's voluntary agreement to the prepayment premium provisions.

11.　　**Voluntary and Involuntary Prepayments During the Lockout Period and During the Defeasance Period (Section Applies if Loan is Assigned to REMIC Trust Prior to the Cut-off Date).**

(a)　　This Section 11 shall apply in the event this Note is assigned to a REMIC trust prior to the Cut-off Date. This Section 11 shall be of no effect if this Note is assigned to a REMIC trust on or after the Cut-off Date.

(b)　　Any receipt by Lender of principal due under this Note prior to the Maturity Date, other than principal required to be paid in monthly installments pursuant to Section 3, constitutes a prepayment of principal under this Note. Without limiting the foregoing, any application by Lender, prior to the Maturity Date, of any proceeds of collateral or other security to the repayment of any portion of the unpaid principal balance of this Note constitutes a prepayment under this Note.

(c)　　Borrower may not voluntarily prepay any portion of the principal balance of this Note during the Lockout Period or during the Defeasance Period; provided, however, any prepayment occurring as a result of the application of any insurance proceeds or condemnation award under the Security Instrument shall be permitted during the Lockout Period and during the Defeasance Period. If any portion of the principal balance of this Note is prepaid during the Lockout Period or during the Defeasance Period by reason of the application by Lender of any proceeds of collateral or other security to any portion of the unpaid principal balance of this Note or following a determination that the prohibition on voluntary prepayments during the Lockout Period or during the Defeasance Period is in contravention of applicable law, then Borrower must also pay to Lender upon demand by Lender, a prepayment premium equal to five percent (5.0%) of the amount of principal being prepaid.

(d)　　Notwithstanding any other provision of this Section 11, no prepayment premium shall be payable with respect to (i) any prepayment made during the Window Period, or (ii) any prepayment occurring as a result of the application of any insurance proceeds or condemnation award under the Security Instrument.

(e)　　After the expiration of the Lockout Period and the Defeasance Period, Borrower may voluntarily prepay all of the unpaid principal balance of this Note on an Installment Due Date so long as Borrower designates the date for such prepayment in a Notice from Borrower to Lender given at least 30 days prior to the date of such prepayment. If an Installment Due Date (as defined in Section 1(a)) falls on a day which is not a Business Day, then with respect to payments made under this Section 11 only, the term "Installment Due Date" shall mean the Business Day immediately preceding the scheduled Installment Due Date.

(f)　　Notwithstanding Section 11(e) above, following the end of the Lockout Period and the Defeasance Period, Borrower may voluntarily prepay all of the unpaid principal balance of this Note on a Business Day other than an Installment Due Date if Borrower provides Lender with the Notice set forth in Section 11(e) and meets the other requirements set forth in this subsection. Borrower acknowledges that Lender has agreed that Borrower may prepay principal on a Business Day other than an Installment Due Date only because Lender shall deem any prepayment received by Lender on any day other than an Installment Due Date to have been received on the Installment Due Date immediately following such prepayment and Borrower shall be responsible for all interest that would have been due if the prepayment had actually been made on the Installment Due Date immediately following such prepayment.

(g)   Unless otherwise expressly provided in the Loan Documents, Borrower may not voluntarily prepay less than all of the unpaid principal balance of this Note. In order to voluntarily prepay all of the principal of this Note, Borrower must also pay to Lender, together with the amount of principal being prepaid, (i) all accrued and unpaid interest due under this Note, plus (ii) all other sums due to Lender at the time of such prepayment.

(h)   Unless Lender agrees otherwise in writing, a permitted or required prepayment of less than the unpaid principal balance of this Note shall not extend or postpone the due date of any subsequent monthly installments or change the amount of such installments.

(i)   Borrower recognizes that any prepayment of any of the unpaid principal balance of this Note, whether voluntary or involuntary or resulting from an Event of Default by Borrower, will result in Lender's incurring loss, including reinvestment loss, additional expense and frustration or impairment of Lender's ability to meet its commitments to third parties. Borrower agrees to pay to Lender upon demand damages for the detriment caused by any prepayment, and agrees that it is extremely difficult and impractical to ascertain the extent of such damages. Borrower therefore acknowledges and agrees that the formula for calculating prepayment premiums set forth in Section 11(c) of this Note represents a reasonable estimate of the damages Lender will incur because of a prepayment. Borrower further acknowledges that the lockout and prepayment premium provisions of this Note are a material part of the consideration for the Loan, and that the terms of this Note are in other respects more favorable to Borrower as a result of the Borrower's voluntary agreement to the prepayment premium provisions.

(j)   If, after the expiration of the Lockout Period, the Borrower defeases the Loan as described in Section 44 of the Security Instrument during the Defeasance Period, Borrower shall not have the right to voluntarily prepay any of the principal of this Note at any time.

12.   DEFEASANCE (Section Applies if Loan is Assigned to REMIC Trust Prior to the Cut-off Date).

(a)   This Section 12 shall apply in the event this Note is assigned to a REMIC trust prior to the Cut-off Date. This Section 12 shall be of no effect if this Note is assigned to a REMIC trust on or after the Cut-off Date.

(b)   Section 5 of this Note is amended by adding a new paragraph at the end thereof as follows:

> If Borrower obtains a release of the Mortgaged Property from the lien of the Security Instrument pursuant to Section 44 of the Security Instrument, the Indebtedness shall be secured by the Pledge Agreement and reference shall be made to the Pledge Agreement for other rights of Lender as to collateral for the Indebtedness.

(c)   Section 9 of this Note is amended by adding a new paragraph at the end thereof as follows:

> If Borrower obtains a release of the Mortgaged Property from the lien of the Security Instrument pursuant to Section 44 of the Security Instrument, Borrower shall have no personal liability under this Note or the Pledge Agreement for the

repayment of the Indebtedness or for the performance of any other obligations of Borrower under this Note or the Pledge Agreement (other than any liability under Section 18 of the Security Instrument for events that occur prior to the Defeasance Closing Date, whether discovered before or after the Defeasance Closing Date), and Lender's only recourse for the satisfaction of the Indebtedness and the performance of such obligations shall be Lender's exercise of its rights and remedies with respect to the collateral held by Lender under the Pledge Agreement as security for the Indebtedness.

(d) Section 21(a) of this Note is amended by adding a new paragraph at the end thereof as follows:

If Borrower obtains a release of the Mortgaged Property from the lien of the Security Instrument pursuant to Section 44 of the Security Instrument, all Notices, demands and other communications required or permitted to be given pursuant to this Note shall be given in accordance with the Pledge Agreement.

13. Costs and Expenses. To the fullest extent allowed by applicable law, Borrower shall pay all expenses and costs, including Attorneys' Fees and Costs incurred by Lender as a result of any default under this Note or in connection with efforts to collect any amount due under this Note, or to enforce the provisions of any of the other Loan Documents, including those incurred in post-judgment collection efforts and in any bankruptcy proceeding (including any action for relief from the automatic stay of any bankruptcy proceeding) or judicial or non-judicial foreclosure proceeding. Borrower acknowledges and agrees that, in connection with each request by Borrower under this Note or any Loan Document, Borrower shall pay all reasonable Attorneys' Fees and Costs and expenses incurred by Lender, including any fees charged by the Rating Agencies, regardless of whether the matter is approved, denied or withdrawn.

14. Forbearance. Any forbearance by Lender in exercising any right or remedy under this Note, the Security Instrument, or any other Loan Document or otherwise afforded by applicable law, shall not be a waiver of or preclude the exercise of that or any other right or remedy. The acceptance by Lender of any payment after the due date of such payment, or in an amount which is less than the required payment, shall not be a waiver of Lender's right to require prompt payment when due of all other payments or to exercise any right or remedy with respect to any failure to make prompt payment. Enforcement by Lender of any security for Borrower's obligations under this Note shall not constitute an election by Lender of remedies so as to preclude the exercise of any other right or remedy available to Lender.

15. Waivers. Borrower and all endorsers and guarantors of this Note and all other third party obligors waive presentment, demand, notice of dishonor, protest, notice of acceleration, notice of intent to demand or accelerate payment or maturity, presentment for payment, notice of nonpayment, grace, and diligence in collecting the Indebtedness.

16. Loan Charges. Neither this Note nor any of the other Loan Documents shall be construed to create a contract for the use, forbearance or detention of money requiring payment of interest at a rate greater than the Maximum Interest Rate. If any applicable law limiting the amount of interest or other charges permitted to be collected from Borrower in connection with the Loan is interpreted so that any interest or other charge provided for in any Loan Document, whether considered separately or together with other charges provided for in any other Loan Document, violates that law, and Borrower is entitled to the benefit of that law, that interest or

charge is hereby reduced to the extent necessary to eliminate that violation. The amounts, if any, previously paid to Lender in excess of the permitted amounts shall be applied by Lender to reduce the unpaid principal balance of this Note. For the purpose of determining whether any applicable law limiting the amount of interest or other charges permitted to be collected from Borrower has been violated, all Indebtedness that constitutes interest, as well as all other charges made in connection with the Indebtedness that constitute interest, shall be deemed to be allocated and spread ratably over the stated term of this Note. Unless otherwise required by applicable law, such allocation and spreading shall be effected in such a manner that the rate of interest so computed is uniform throughout the stated term of this Note.

17. Commercial Purpose. Borrower represents that Borrower is incurring the Indebtedness solely for the purpose of carrying on a business or commercial enterprise, and not for personal, family, household, or agricultural purposes.

18. Counting of Days. Except where otherwise specifically provided, any reference in this Note to a period of "days" means calendar days, not Business Days.

19. Governing Law. This Note shall be governed by the law of the Property Jurisdiction.

20. Captions. The captions of the Sections of this Note are for convenience only and shall be disregarded in construing this Note.

21. Notices; Written Modifications.

(a) All Notices, demands and other communications required or permitted to be given pursuant to this Note shall be given in accordance with Section 31 of the Security Instrument.

(b) Any modification or amendment to this Note shall be ineffective unless in writing signed by the party sought to be charged with such modification or amendment; provided, however, in the event of a Transfer under the terms of the Security Instrument that requires Lender's consent, any or some or all of the Modifications to Multifamily Note set forth in Exhibit A to this Note may be modified or rendered void by Lender at Lender's option, by Notice to Borrower and the transferee, as a condition of Lender's consent.

22. Consent to Jurisdiction and Venue. Borrower agrees that any controversy arising under or in relation to this Note may be litigated in the Property Jurisdiction. The state and federal courts and authorities with jurisdiction in the Property Jurisdiction shall have jurisdiction over all controversies that shall arise under or in relation to this Note. Borrower irrevocably consents to service, jurisdiction, and venue of such courts for any such litigation and waives any other venue to which it might be entitled by virtue of domicile, habitual residence or otherwise. However, nothing in this Note is intended to limit any right that Lender may have to bring any suit, action or proceeding relating to matters arising under this Note in any court of any other jurisdiction.

23. WAIVER OF TRIAL BY JURY. BORROWER AND LENDER EACH (A) AGREES NOT TO ELECT A TRIAL BY JURY WITH RESPECT TO ANY ISSUE ARISING OUT OF THIS NOTE OR THE RELATIONSHIP BETWEEN THE PARTIES AS LENDER AND BORROWER THAT IS TRIABLE OF RIGHT BY A JURY AND (B) WAIVES ANY RIGHT TO TRIAL BY JURY WITH RESPECT TO SUCH ISSUE TO THE EXTENT THAT ANY SUCH RIGHT EXISTS NOW OR IN THE FUTURE. THIS

WAIVER OF RIGHT TO TRIAL BY JURY IS SEPARATELY GIVEN BY EACH PARTY, KNOWINGLY AND VOLUNTARILY WITH THE BENEFIT OF COMPETENT LEGAL COUNSEL.

24. **State-Specific Provisions.** Borrower shall make all payments of principal and interest under this Note without relief from valuation and appraisement laws. For purposes of Section 9(d) and Section 11, Attorneys' Fees and Costs means (i) fees and out-of-pocket costs of Lender's and Loan Servicer's attorneys, as applicable, including costs of Lender's and Loan Servicer's in-house counsel, support staff costs, costs of preparing for litigation, computerized research, telephone and facsimile transmission expenses, mileage, deposition costs, postage, duplicating, process service, videotaping and similar costs and expenses; (ii) costs and fees of expert witnesses, including appraisers; and (iii) investigatory fees.

ATTACHED EXHIBIT. The Exhibit noted below, if marked with an "X" in the space provided, is attached to this Note:

[X]   **Exhibit A   Modifications to Multifamily Note**

IN WITNESS WHEREOF, and in consideration of the Lender's agreement to lend Borrower the principal amount set forth above, Borrower has signed and delivered this Note under seal or has caused this Note to be signed and delivered under seal by its duly authorized representative.

NLP WILLOW LAKE, LLC, a Delaware limited
   liability company

By: NTS Realty Holdings Limited Partnership, a
     Delaware limited partnership, its sole member

    By: NTS Realty Capital, Inc., a Delaware
          corporation, its managing general
          partner



    By: _____
    Name: Neil A. Mitchell
    Title: Sr Vice Pres

27-1213310
Borrower's Social Security/Employer ID Number

PAY TO THE ORDER OF FEDERAL HOME LOAN MORTGAGE CORPORATION, WITHOUT RECOURSE

HOLLIDAY FENOGLIO FOWLER, L.P., a Texas limited partnership

By: Holliday GP Corp., a Delaware corporation, its general partner

By: Patrick V Kinlan

Patrick V. Kinlan
Vice President

FHLMC Loan No. 534381200

EXHIBIT A

MODIFICATIONS TO MULTIFAMILY NOTE

The following modifications are made to the text of the Note that precedes this Exhibit.

1. Section 1(a) is amended to delete the definition of "Security Instrument" in its entirety and replace it with the following:

   "Security Instrument" means, collectively, the multifamily mortgage, deed to secure debt or deed of trust effective as of the effective date of this Note, from Borrower to or for the benefit of Lender, together with all other Mortgages (as defined in that certain Master Cross-Collateralization Agreement dated as of the date of this Note, by and among the Lender, the Borrower and the other entities identified as Borrower on Exhibit A attached thereto), each of which is securing the payment and performance of the Borrower's obligations under this Note.

2. Paragraph 9 is modified to add the following to subsection 9(d)(i) before the semi-colon:

   "and under Section 17 of the Security Instrument relating to galvanized steel piping/polybutylene piping; as well as for any costs, loss or damage incurred or suffered by Lender as a result of the existence at the Mortgaged Property of galvanized steel piping/polybutylene piping, such loss or damage to include the cost of replacing all such piping and the cost of repairing any damage associated with the leaks in or other failure of any galvanized steel piping/polybutylene piping"

MULTIFAMILY NOTE-CME
MULTISTATE – FIXED RATE
(REVISION DATE 8-14-2009)

US $13,895,000.00   Effective Date: As of December 16, 2009

FOR VALUE RECEIVED, the undersigned (together with such party's or parties' successors and assigns, "**Borrower**") jointly and severally (if more than one) promises to pay to the order of **HOLLIDAY FENOGLIO FOWLER, L.P.**, a Texas limited partnership, the principal sum of Thirteen Million Eight Hundred Ninety-Five Thousand and 00/100 Dollars (US $13,895,000.00), with interest on the unpaid principal balance, as hereinafter provided.

1.   **Defined Terms.**

(a)   As used in this Note:

"**Base Recourse**" means a portion of the Indebtedness equal to zero percent (0%) of the original principal balance of this Note.

"**Business Day**" means any day other than a Saturday, a Sunday or any other day on which Lender or the national banking associations are not open for business.

"**Cut-off Date**" means the twelfth (12th) Installment Due Date.

"**Default Rate**" means an annual interest rate equal to four (4) percentage points above the Fixed Interest Rate. However, at no time will the Default Rate exceed the Maximum Interest Rate.

"**Defeasance Period**" is the period beginning the day after the Defeasance Date until but not including the first day of the Window Period. The Defeasance Period only applies if this Note is assigned to a REMIC trust prior to the Cut-off Date.

"**Fixed Interest Rate**" means the annual interest rate of five and forty hundredths percent (5.40%).

"**Installment Due Date**" means, for any monthly installment of interest only or principal and interest, the date on which such monthly installment is due and payable pursuant to Section 3 of this Note. The "**First Installment Due Date**" under this Note is February 1, 2010.

"**Lender**" means the holder from time to time of this Note.

"**Loan**" means the loan evidenced by this Note.

"**Lockout Period**" means the period beginning on the day that this Note is assigned to a REMIC trust until and including the Defeasance Date. The Lockout

Period only applies if this Note is assigned to a REMIC trust prior to the Cut-off Date.

"**Maturity Date**" means the earlier of (i) January 1, 2020 (the "**Scheduled Maturity Date**"), and (ii) the date on which the unpaid principal balance of this Note becomes due and payable by acceleration or otherwise pursuant to the Loan Documents or the exercise by Lender of any right or remedy under any Loan Document.

"**Maximum Interest Rate**" means the rate of interest that results in the maximum amount of interest allowed by applicable law.

"**Prepayment Premium Period**" means the period during which, if a prepayment of principal occurs, a prepayment premium will be payable by Borrower to Lender. The Prepayment Premium Period is the period from and including the date of this Note until but not including the earlier to occur of the following (i) the day that this Note is assigned to a REMIC trust if this Note is assigned to a REMIC trust prior to the Cut-off Date or (ii) the first day of the Window Period. The Prepayment Premium Period only applies if this Note is not assigned to a REMIC trust or if this Note is assigned to a REMIC trust on or after the Cut-off Date.

"**Security Instrument**" means the multifamily mortgage, deed to secure debt or deed of trust effective as of the effective date of this Note, from Borrower to or for the benefit of Lender and securing this Note.

"**Treasury Security**" means the 3.625% U.S. Treasury Security due August 15, 2019.

"**Window Period**" means the three (3) consecutive calendar month period prior to the Scheduled Maturity Date.

"**Yield Maintenance Period**" means the period from and including the date of this Note until but not including the earlier to occur of the following (i) the first day that the Note is assigned to a REMIC trust or (ii) July 1, 2019 (the "**Yield Maintenance Expiration Date**"). The Yield Maintenance Period only applies if this Note is not assigned to a REMIC trust or if this Note is assigned to a REMIC trust on or after the Cut-off Date.

(b)   Other capitalized terms used but not defined in this Note shall have the meanings given to such terms in the Security Instrument.

2.   Address for Payment. All payments due under this Note shall be payable at (i) if by regular mail – Holliday Fenoglio Fowler, L.P., Post Office Box 840637, Dallas, Texas 75284-0637, or (ii) if by overnight mail – Bank of America Lockbox Services, Lockbox 840637, 1950 N. Stemmons Freeway, Suite 5010, Dallas, Texas 75207, or such other place as may be designated by Notice to Borrower from or on behalf of Lender.

3.   Payments.

(a)   Interest will accrue on the outstanding principal balance of this Note at the Fixed Interest Rate, subject to the provisions of Section 8 of this Note.

(b)   Interest under this Note shall be computed, payable and allocated on the basis of an actual/360 interest calculation schedule (interest is payable for the actual number of days in each month, and each month's interest is calculated by multiplying the unpaid principal amount of this Note as of the first day of the month for which interest is being calculated by the Fixed Interest Rate, dividing the product by 360, and multiplying the quotient by the number of days in the month for which interest is being calculated). The portion of the monthly installment of principal and interest under this Note attributable to principal and the portion attributable to interest will vary based upon the number of days in the month for which such installment is paid. Each monthly payment of principal and interest will first be applied to pay in full interest due, and the balance of the monthly installment payment paid by Borrower will be credited to principal.

(c)   Unless disbursement of principal is made by Lender to Borrower on the first day of a calendar month, interest for the period beginning on the date of disbursement and ending on and including the last day of such calendar month shall be payable by Borrower simultaneously with the execution of this Note. If disbursement of principal is made by Lender to Borrower on the first day of a calendar month, then no payment will be due from Borrower at the time of the execution of this Note. The Installment Due Date for the first monthly installment payment under Section 3(d) of interest only or principal and interest, as applicable, will be the First Installment Due Date set forth in Section 1(a) of this Note. Except as provided in this Section 3(c), Section 10 and in Section 11, accrued interest will be payable in arrears.

(d)   Beginning on the First Installment Due Date, and continuing until and including the monthly installment due on the Maturity Date, principal and accrued interest shall be payable by Borrower in consecutive monthly installments due and payable on the first day of each calendar month. The amount of the monthly installment of principal and interest payable pursuant to this Section 3(d) on an Installment Due Date shall be Seventy-Eight Thousand Twenty-Four and 70/100 Dollars ($78,024.70).

(e)   All remaining Indebtedness, including all principal and interest, shall be due and payable by Borrower on the Maturity Date.

(f)   All payments under this Note shall be made in immediately available U.S. funds.

(g)   Any regularly scheduled monthly installment of interest only or principal and interest payable pursuant to this Section 3 that is received by Lender before the date it is due shall be deemed to have been received on the due date for the purpose of calculating interest due.

(h)   Any accrued interest remaining past due for 30 days or more, at Lender's discretion, may be added to and become part of the unpaid principal balance of this Note and any reference to "accrued interest" shall refer to accrued interest which has not become part of the unpaid principal balance. Any amount added to principal pursuant to the Loan Documents shall bear interest at the applicable rate or rates specified in this Note and shall be payable with such interest upon demand by Lender and absent such demand, as provided in this Note for the payment of principal and interest.

4.   **Application of Payments.** If at any time Lender receives, from Borrower or otherwise, any amount applicable to the Indebtedness which is less than all amounts due and payable at such time, Lender may apply the amount received to amounts then due and payable in any manner and in any order determined by Lender, in Lender's discretion. Borrower agrees that

neither Lender's acceptance of a payment from Borrower in an amount that is less than all amounts then due and payable nor Lender's application of such payment shall constitute or be deemed to constitute either a waiver of the unpaid amounts or an accord and satisfaction.

5. **Security.** The Indebtedness is secured by, among other things, the Security Instrument, and reference is made to the Security Instrument for other rights of Lender as to collateral for the Indebtedness.

6. **Acceleration.** If an Event of Default has occurred and is continuing, the entire unpaid principal balance, any accrued interest, any prepayment premium payable under Section 10 and Section 11, and all other amounts payable under this Note and any other Loan Document, shall at once become due and payable, at the option of Lender, without any prior Notice to Borrower (except if notice is required by applicable law, then after such notice). Lender may exercise this option to accelerate regardless of any prior forbearance. For purposes of exercising such option, Lender shall calculate the prepayment premium as if prepayment occurred on the date of acceleration. If prepayment occurs thereafter, Lender shall recalculate the prepayment premium as of the actual prepayment date.

7. **Late Charge.**

(a)   If any monthly installment of interest or principal and interest or other amount payable under this Note or under the Security Instrument or any other Loan Document is not received in full by Lender within ten (10) days after the installment or other amount is due, counting from and including the date such installment or other amount is due (unless applicable law requires a longer period of time before a late charge may be imposed, in which event such longer period shall be substituted), Borrower shall pay to Lender, immediately and without demand by Lender, a late charge equal to five percent (5%) of such installment or other amount due (unless applicable law requires a lesser amount be charged, in which event such lesser amount shall be substituted).

(b)   Borrower acknowledges that its failure to make timely payments will cause Lender to incur additional expenses in servicing and processing the Loan and that it is extremely difficult and impractical to determine those additional expenses. Borrower agrees that the late charge payable pursuant to this Section represents a fair and reasonable estimate, taking into account all circumstances existing on the date of this Note, of the additional expenses Lender will incur by reason of such late payment. The late charge is payable in addition to, and not in lieu of, any interest payable at the Default Rate pursuant to Section 8.

8. **Default Rate.**

(a)   So long as (i) any monthly installment under this Note remains past due for thirty (30) days or more or (ii) any other Event of Default has occurred and is continuing, then notwithstanding anything in Section 3 of this Note to the contrary, interest under this Note shall accrue on the unpaid principal balance from the Installment Due Date of the first such unpaid monthly installment or the occurrence of such other Event of Default, as applicable, at the Default Rate.

(b)   From and after the Maturity Date, the unpaid principal balance shall continue to bear interest at the Default Rate until and including the date on which the entire principal balance is paid in full.

(c)   Borrower acknowledges that (i) its failure to make timely payments will cause Lender to incur additional expenses in servicing and processing the Loan, (ii) during the time that any monthly installment under this Note is delinquent for thirty (30) days or more, Lender will incur additional costs and expenses arising from its loss of the use of the money due and from the adverse impact on Lender's ability to meet its other obligations and to take advantage of other investment opportunities; and (iii) it is extremely difficult and impractical to determine those additional costs and expenses. Borrower also acknowledges that, during the time that any monthly installment under this Note is delinquent for thirty (30) days or more or any other Event of Default has occurred and is continuing, Lender's risk of nonpayment of this Note will be materially increased and Lender is entitled to be compensated for such increased risk. Borrower agrees that the increase in the rate of interest payable under this Note to the Default Rate represents a fair and reasonable estimate, taking into account all circumstances existing on the date of this Note, of the additional costs and expenses Lender will incur by reason of the Borrower's delinquent payment and the additional compensation Lender is entitled to receive for the increased risks of nonpayment associated with a delinquent loan.

9.   **Limits on Personal Liability.**

(a)   Except as otherwise provided in this Section 9, Borrower shall have no personal liability under this Note, the Security Instrument or any other Loan Document for the repayment of the Indebtedness or for the performance of any other obligations of Borrower under the Loan Documents and Lender's only recourse for the satisfaction of the Indebtedness and the performance of such obligations shall be Lender's exercise of its rights and remedies with respect to the Mortgaged Property and to any other collateral held by Lender as security for the Indebtedness. This limitation on Borrower's liability shall not limit or impair Lender's enforcement of its rights against any guarantor of the Indebtedness or any guarantor of any other obligations of Borrower.

(b)   Borrower shall be personally liable to Lender for the amount of the Base Recourse, plus any other amounts for which Borrower has personal liability under this Section 9.

(c)   In addition to the Base Recourse, Borrower shall be personally liable to Lender for the repayment of a further portion of the Indebtedness equal to any loss or damage suffered by Lender as a result of the occurrence of any of the following events:

(i)   Borrower fails to pay to Lender upon demand after an Event of Default all Rents to which Lender is entitled under Section 3(a) of the Security Instrument and the amount of all security deposits collected by Borrower from tenants then in residence. However, Borrower will not be personally liable for any failure described in this subsection (i) if Borrower is unable to pay to Lender all Rents and security deposits as required by the Security Instrument because of a valid order issued in a bankruptcy, receivership, or similar judicial proceeding.

(ii)   Borrower fails to apply all insurance proceeds and condemnation proceeds as required by the Security Instrument. However, Borrower will not be personally liable for any failure described in this subsection (ii) if Borrower is unable to apply insurance or condemnation proceeds as required by the Security Instrument because of a valid order issued in a bankruptcy, receivership, or similar judicial proceeding.

(iii)   Borrower fails to comply with Section 14(g) or (i) of the Security Instrument relating to the delivery of books and records, statements, schedules and reports.

(iv)   Borrower fails to pay when due in accordance with the terms of the Security Instrument the amount of any item below marked "Deferred"; provided however, that if no item is marked "Deferred", this Section 9(c)(iv) shall be of no force or effect.

[Deferred]	Hazard Insurance premiums or other insurance premiums,
[Collect]	Taxes,
[Deferred]	water and sewer charges (that could become a lien on the Mortgaged Property),
[N/A]	ground rents,
[Deferred]	assessments or other charges (that could become a lien on the Mortgaged Property)

(v)   Borrower engages in any willful act of material waste of the Mortgaged Property.

(d)   In addition to the Base Recourse, Borrower shall be personally liable to Lender for:

(i)   the performance of all of Borrower's obligations under Section 18 of the Security Instrument (relating to environmental matters);

(ii)   the costs of any audit under Section 14(g) of the Security Instrument; and

(iii)   any costs and expenses incurred by Lender in connection with the collection of any amount for which Borrower is personally liable under this Section 9, including Attorneys' Fees and Costs and the costs of conducting any independent audit of Borrower's books and records to determine the amount for which Borrower has personal liability.

(e)   All payments made by Borrower with respect to the Indebtedness and all amounts received by Lender from the enforcement of its rights under the Security Instrument and the other Loan Documents shall be applied first to the portion of the Indebtedness for which Borrower has no personal liability.

(f)   Notwithstanding the Base Recourse, Borrower shall become personally liable to Lender for the repayment of all of the Indebtedness upon the occurrence of any of the following Events of Default:

(i)   Borrower or any SPE Equity Owner fails to comply with Section 33 of the Security Instrument;

(ii)   a Transfer (including, but not limited to, a lien or encumbrance) that is an Event of Default under Section 21 of the Security Instrument, other than a Transfer consisting solely of the involuntary removal or involuntary withdrawal of a general partner in a limited partnership or a manager in a limited liability company;

(iii) fraud or written material misrepresentation by Borrower or any officer, director, partner, member or employee of Borrower in connection with the application for or creation of the Indebtedness or any request for any action or consent by Lender;

(iv) Borrower or any SPE Equity Owner voluntarily files for bankruptcy protection under the United States Bankruptcy Code;

(v) Borrower or any SPE Equity Owner voluntarily becomes subject to any reorganization, receivership, insolvency proceeding, or other similar proceeding pursuant to any other federal or state law affecting debtor and creditor rights;

(vi) The Mortgaged Property or any part thereof becomes an asset in a voluntary bankruptcy or becomes subject to any reorganization, receivership, insolvency proceeding, or other similar proceeding pursuant to any other federal or state law affecting debtor and creditor rights;

(vii) an order of relief is entered against Borrower or any SPE Equity Owner pursuant to the United States Bankruptcy Code or other federal or state law affecting debtor and creditor rights in any involuntary bankruptcy proceeding initiated or joined in by a "**Related Party;**" or

(viii) an involuntary bankruptcy or other involuntary insolvency proceeding is commenced against Borrower or any SPE Equity Owner (by a party other than Lender) but only if Borrower or such SPE Equity Owner has failed to use commercially reasonable efforts to dismiss such proceeding or has consented to such proceeding.

For purposes of this Section, the term "**Related Party**" means:

(A) Borrower, any guarantor or any SPE Equity Owner; and

(B) any Person that holds, directly or indirectly, any ownership interest in or right to manage Borrower, any guarantor or any SPE Equity Owner, including without limitation, any shareholder, member or partner of Borrower, any guarantor or any SPE Equity Owner; and

(C) any Person in which any ownership interest (direct or indirect) or right to manage is held by Borrower, any guarantor, any SPE Equity Owner or any partner, shareholder or member of, or any other Person holding an interest in, Borrower, any guarantor or any SPE Equity Owner; and

(D) any other creditor of Borrower that is related by blood, marriage or adoption to Borrower, any guarantor, any SPE Equity Owner or any partner, shareholder or member of, or any other Person holding an interest in, Borrower, any guarantor or any SPE Equity Owner.

If Borrower, any guarantor, any SPE Equity Owner or any Related Party has solicited creditors to initiate or participate in any proceeding referred to in this Section 9, regardless of

whether any of the creditors solicited actually initiates or participates in the proceeding, then such proceeding shall be considered as having been initiated by a Related Party.

(g)   To the extent that Borrower has personal liability under this Section 9, Lender may exercise its rights against Borrower personally without regard to whether Lender has exercised any rights against the Mortgaged Property or any other security, or pursued any rights against any guarantor, or pursued any other rights available to Lender under this Note, the Security Instrument, any other Loan Document or applicable law. To the fullest extent permitted by applicable law, in any action to enforce Borrower's personal liability under this Section 9, Borrower waives any right to set off the value of the Mortgaged Property against such personal liability.

10.   **Voluntary and Involuntary Prepayments During the Prepayment Premium Period (Section Applies Prior to Securitization and if Loan is Assigned to REMIC Trust On or After the Cut-off Date).**

(a)   This Section 10 shall apply (i) prior to the date that this Note is assigned to a REMIC trust and (ii) if this Note is assigned to a REMIC trust on or after the Cut-off Date. This Section 10 shall be of no effect if this Note is assigned to a REMIC trust prior to the Cut-off Date.

(b)   Any receipt by Lender of principal due under this Note prior to the Maturity Date, other than principal required to be paid in monthly installments pursuant to Section 3, constitutes a prepayment of principal under this Note. Without limiting the foregoing, any application by Lender, prior to the Maturity Date, of any proceeds of collateral or other security to the repayment of any portion of the unpaid principal balance of this Note constitutes a prepayment under this Note.

(c)   During the Prepayment Premium Period, the Borrower may voluntarily prepay all of the unpaid principal balance of this Note on an Installment Due Date so long as Borrower designates the date for such prepayment in a Notice from Borrower to Lender given at least 30 days prior to the date of such prepayment. Unless Lender has previously notified Borrower of the expiration of the Prepayment Premium Period, upon receipt of such Notice from Borrower, Lender will notify Borrower if the Note has been assigned to a REMIC trust and the Prepayment Premium Period has expired. If an Installment Due Date (as defined in Section 1(a)) falls on a day which is not a Business Day, then with respect to payments made under this Section 10 only, the term "Installment Due Date" shall mean the Business Day immediately preceding the scheduled Installment Due Date.

(d)   Notwithstanding Section 10(c) above, Borrower may voluntarily prepay all of the unpaid principal balance of this Note on a Business Day other than an Installment Due Date if Borrower provides Lender with the Notice set forth in Section 10(c) above and meets the other requirements set forth in this subsection. Borrower acknowledges that Lender has agreed that Borrower may prepay principal on a Business Day other than an Installment Due Date only because Lender shall deem any prepayment received by Lender on any day other than an Installment Due Date to have been received on the Installment Due Date immediately following such prepayment and Borrower shall be responsible for all interest that would have been due if the prepayment had actually been made on the Installment Due Date immediately following such prepayment.

(e)	Unless otherwise expressly provided in the Loan Documents, Borrower may not voluntarily prepay less than all of the unpaid principal balance of this Note. In order to voluntarily prepay all of the principal of this Note, Borrower must pay to Lender, together with the amount of principal being prepaid, (i) all accrued and unpaid interest due under this Note, plus (ii) all other sums due to Lender at the time of such prepayment, plus (iii) any prepayment premium calculated pursuant to Section 10(f).

(f)	Except as provided in Section 10(g) below, a prepayment premium shall be due and payable by Borrower in connection with any prepayment of principal under this Note during the Prepayment Premium Period. The prepayment premium shall be in the form of U.S. currency. The prepayment premium shall be computed as follows:

(i)	For any prepayment made during the Yield Maintenance Period, the prepayment premium shall be equal to the following:

the product obtained by multiplying:

(1)	the amount of principal being prepaid or accelerated,

by

(2)	the excess (if any) of the Monthly Note Rate over the Assumed Reinvestment Rate,

by

(3)	the Present Value Factor.

For purposes of this Section 10(f)(i), the following definitions shall apply:

Monthly Note Rate: one-twelfth (1/12) of the Fixed Interest Rate, expressed as a decimal calculated to five digits.

Prepayment Date: in the case of a voluntary prepayment, the date on which the prepayment is made; in the case of the application by Lender of collateral or security to a portion of the principal balance, the date of such application.

Assumed Reinvestment Rate: one-twelfth (1/12) of the yield rate, as of the close of the trading session which is 5 Business Days before the Prepayment Date, on the Treasury Security, as reported in *The Wall Street Journal*, expressed as a decimal calculated to five digits. In the event that no yield is published on the applicable date for the Treasury Security, Lender, in its discretion, shall select the non-callable Treasury Security maturing in the same year as the Treasury Security with the lowest yield published in *The Wall Street Journal* as of the applicable date. If the publication of such yield rates in *The Wall Street Journal* is discontinued for any reason, Lender shall select a security with a comparable rate and term to the Treasury Security. The selection of an alternate security pursuant to this Section 10 shall be made in Lender's discretion.

Present Value Factor: the factor that discounts to present value the costs resulting to Lender from the difference in interest rates during the months remaining in the Yield Maintenance Period using the Assumed Reinvestment Rate as the discount rate, with monthly compounding, expressed numerically as follows:

$$\frac{1-\left(\dfrac{1}{1+ARR}\right)^n}{ARR}$$

n = the number of months remaining in the Yield Maintenance Period; provided, however, if a prepayment occurs on an Installment Due Date, then the number of months remaining in the Yield Maintenance Period shall be calculated beginning with the month in which such prepayment occurs and if such prepayment occurs on a Business Day other than an Installment Due Date, then the number of months remaining in the Yield Maintenance Period shall be calculated beginning with the month immediately following the date of such prepayment.

ARR = Assumed Reinvestment Rate

(ii)   For any prepayment made after the expiration of the Yield Maintenance Period but during the remainder of the Prepayment Premium Period, the prepayment premium shall be 1.0% of the amount of principal being prepaid.

(g)   Notwithstanding any other provision of this Section 10, no prepayment premium shall be payable with respect to (i) any prepayment made during the Window Period, or (ii) any prepayment occurring as a result of the application of any insurance proceeds or condemnation award under the Security Instrument.

(h)   Unless Lender agrees otherwise in writing, a permitted or required prepayment of less than the unpaid principal balance of this Note shall not extend or postpone the due date of any subsequent monthly installments or change the amount of such installments.

(i)   Borrower recognizes that any prepayment of any of the unpaid principal balance of this Note, whether voluntary or involuntary or resulting from an Event of Default by Borrower, will result in Lender's incurring loss, including reinvestment loss, additional expense and frustration or impairment of Lender's ability to meet its commitments to third parties. Borrower agrees to pay to Lender upon demand damages for the detriment caused by any prepayment, and agrees that it is extremely difficult and impractical to ascertain the extent of such damages. Borrower therefore acknowledges and agrees that the formula for calculating prepayment premiums set forth in this Note represents a reasonable estimate of the damages Lender will incur because of a prepayment. Borrower further acknowledges that the prepayment premium provisions of this Note are a material part of the consideration for the Loan, and that the terms of this Note are in other respects more favorable to Borrower as a result of the Borrower's voluntary agreement to the prepayment premium provisions.

11. **Voluntary and Involuntary Prepayments During the Lockout Period and During the Defeasance Period (Section Applies if Loan is Assigned to REMIC Trust Prior to the Cut-off Date).**

(a)   This Section 11 shall apply in the event this Note is assigned to a REMIC trust prior to the Cut-off Date. This Section 11 shall be of no effect if this Note is assigned to a REMIC trust on or after the Cut-off Date.

(b)   Any receipt by Lender of principal due under this Note prior to the Maturity Date, other than principal required to be paid in monthly installments pursuant to Section 3, constitutes a prepayment of principal under this Note. Without limiting the foregoing, any application by Lender, prior to the Maturity Date, of any proceeds of collateral or other security to the repayment of any portion of the unpaid principal balance of this Note constitutes a prepayment under this Note.

(c)   Borrower may not voluntarily prepay any portion of the principal balance of this Note during the Lockout Period or during the Defeasance Period; provided, however, any prepayment occurring as a result of the application of any insurance proceeds or condemnation award under the Security Instrument shall be permitted during the Lockout Period and during the Defeasance Period. If any portion of the principal balance of this Note is prepaid during the Lockout Period or during the Defeasance Period by reason of the application by Lender of any proceeds of collateral or other security to any portion of the unpaid principal balance of this Note or following a determination that the prohibition on voluntary prepayments during the Lockout Period or during the Defeasance Period is in contravention of applicable law, then Borrower must also pay to Lender upon demand by Lender, a prepayment premium equal to five percent (5.0%) of the amount of principal being prepaid.

(d)   Notwithstanding any other provision of this Section 11, no prepayment premium shall be payable with respect to (i) any prepayment made during the Window Period, or (ii) any prepayment occurring as a result of the application of any insurance proceeds or condemnation award under the Security Instrument.

(e)   After the expiration of the Lockout Period and the Defeasance Period, Borrower may voluntarily prepay all of the unpaid principal balance of this Note on an Installment Due Date so long as Borrower designates the date for such prepayment in a Notice from Borrower to Lender given at least 30 days prior to the date of such prepayment. If an Installment Due Date (as defined in Section 1(a)) falls on a day which is not a Business Day, then with respect to payments made under this Section 11 only, the term "Installment Due Date" shall mean the Business Day immediately preceding the scheduled Installment Due Date.

(f)   Notwithstanding Section 11(e) above, following the end of the Lockout Period and the Defeasance Period, Borrower may voluntarily prepay all of the unpaid principal balance of this Note on a Business Day other than an Installment Due Date if Borrower provides Lender with the Notice set forth in Section 11(e) and meets the other requirements set forth in this subsection. Borrower acknowledges that Lender has agreed that Borrower may prepay principal on a Business Day other than an Installment Due Date only because Lender shall deem any prepayment received by Lender on any day other than an Installment Due Date to have been received on the Installment Due Date immediately following such prepayment and Borrower shall be responsible for all interest that would have been due if the prepayment had actually been made on the Installment Due Date immediately following such prepayment.

(g)   Unless otherwise expressly provided in the Loan Documents, Borrower may not voluntarily prepay less than all of the unpaid principal balance of this Note. In order to voluntarily prepay all of the principal of this Note, Borrower must also pay to Lender, together with the amount of principal being prepaid, (i) all accrued and unpaid interest due under this Note, plus (ii) all other sums due to Lender at the time of such prepayment.

(h)   Unless Lender agrees otherwise in writing, a permitted or required prepayment of less than the unpaid principal balance of this Note shall not extend or postpone the due date of any subsequent monthly installments or change the amount of such installments.

(i)   Borrower recognizes that any prepayment of any of the unpaid principal balance of this Note, whether voluntary or involuntary or resulting from an Event of Default by Borrower, will result in Lender's incurring loss, including reinvestment loss, additional expense and frustration or impairment of Lender's ability to meet its commitments to third parties. Borrower agrees to pay to Lender upon demand damages for the detriment caused by any prepayment, and agrees that it is extremely difficult and impractical to ascertain the extent of such damages. Borrower therefore acknowledges and agrees that the formula for calculating prepayment premiums set forth in Section 11(c) of this Note represents a reasonable estimate of the damages Lender will incur because of a prepayment. Borrower further acknowledges that the lockout and prepayment premium provisions of this Note are a material part of the consideration for the Loan, and that the terms of this Note are in other respects more favorable to Borrower as a result of the Borrower's voluntary agreement to the prepayment premium provisions.

(j)   If, after the expiration of the Lockout Period, the Borrower defeases the Loan as described in Section 44 of the Security Instrument during the Defeasance Period, Borrower shall not have the right to voluntarily prepay any of the principal of this Note at any time.

12.   **DEFEASANCE (Section Applies if Loan is Assigned to REMIC Trust Prior to the Cut-off Date).**

(a)   This Section 12 shall apply in the event this Note is assigned to a REMIC trust prior to the Cut-off Date. This Section 12 shall be of no effect if this Note is assigned to a REMIC trust on or after the Cut-off Date.

(b)   Section 5 of this Note is amended by adding a new paragraph at the end thereof as follows:

> If Borrower obtains a release of the Mortgaged Property from the lien of the Security Instrument pursuant to Section 44 of the Security Instrument, the Indebtedness shall be secured by the Pledge Agreement and reference shall be made to the Pledge Agreement for other rights of Lender as to collateral for the Indebtedness.

(c)   Section 9 of this Note is amended by adding a new paragraph at the end thereof as follows:

> If Borrower obtains a release of the Mortgaged Property from the lien of the Security Instrument pursuant to Section 44 of the Security Instrument, Borrower shall have no personal liability under this Note or the Pledge Agreement for the

repayment of the Indebtedness or for the performance of any other obligations of Borrower under this Note or the Pledge Agreement (other than any liability under Section 18 of the Security Instrument for events that occur prior to the Defeasance Closing Date, whether discovered before or after the Defeasance Closing Date), and Lender's only recourse for the satisfaction of the Indebtedness and the performance of such obligations shall be Lender's exercise of its rights and remedies with respect to the collateral held by Lender under the Pledge Agreement as security for the Indebtedness.

(d)   Section 21(a) of this Note is amended by adding a new paragraph at the end thereof as follows:

If Borrower obtains a release of the Mortgaged Property from the lien of the Security Instrument pursuant to Section 44 of the Security Instrument, all Notices, demands and other communications required or permitted to be given pursuant to this Note shall be given in accordance with the Pledge Agreement.

13.   Costs and Expenses. To the fullest extent allowed by applicable law, Borrower shall pay all expenses and costs, including Attorneys' Fees and Costs incurred by Lender as a result of any default under this Note or in connection with efforts to collect any amount due under this Note, or to enforce the provisions of any of the other Loan Documents, including those incurred in post-judgment collection efforts and in any bankruptcy proceeding (including any action for relief from the automatic stay of any bankruptcy proceeding) or judicial or non-judicial foreclosure proceeding. Borrower acknowledges and agrees that, in connection with each request by Borrower under this Note or any Loan Document, Borrower shall pay all reasonable Attorneys' Fees and Costs and expenses incurred by Lender, including any fees charged by the Rating Agencies, regardless of whether the matter is approved, denied or withdrawn.

14.   Forbearance. Any forbearance by Lender in exercising any right or remedy under this Note, the Security Instrument, or any other Loan Document or otherwise afforded by applicable law, shall not be a waiver of or preclude the exercise of that or any other right or remedy. The acceptance by Lender of any payment after the due date of such payment, or in an amount which is less than the required payment, shall not be a waiver of Lender's right to require prompt payment when due of all other payments or to exercise any right or remedy with respect to any failure to make prompt payment. Enforcement by Lender of any security for Borrower's obligations under this Note shall not constitute an election by Lender of remedies so as to preclude the exercise of any other right or remedy available to Lender.

15.   Waivers. Borrower and all endorsers and guarantors of this Note and all other third party obligors waive presentment, demand, notice of dishonor, protest, notice of acceleration, notice of intent to demand or accelerate payment or maturity, presentment for payment, notice of nonpayment, grace, and diligence in collecting the Indebtedness.

16.   Loan Charges. Neither this Note nor any of the other Loan Documents shall be construed to create a contract for the use, forbearance or detention of money requiring payment of interest at a rate greater than the Maximum Interest Rate. If any applicable law limiting the amount of interest or other charges permitted to be collected from Borrower in connection with the Loan is interpreted so that any interest or other charge provided for in any Loan Document, whether considered separately or together with other charges provided for in any other Loan Document, violates that law, and Borrower is entitled to the benefit of that law, that interest or

charge is hereby reduced to the extent necessary to eliminate that violation. The amounts, if any, previously paid to Lender in excess of the permitted amounts shall be applied by Lender to reduce the unpaid principal balance of this Note. For the purpose of determining whether any applicable law limiting the amount of interest or other charges permitted to be collected from Borrower has been violated, all Indebtedness that constitutes interest, as well as all other charges made in connection with the Indebtedness that constitute interest, shall be deemed to be allocated and spread ratably over the stated term of this Note. Unless otherwise required by applicable law, such allocation and spreading shall be effected in such a manner that the rate of interest so computed is uniform throughout the stated term of this Note.

17. **Commercial Purpose.** Borrower represents that Borrower is incurring the Indebtedness solely for the purpose of carrying on a business or commercial enterprise, and not for personal, family, household, or agricultural purposes.

18. **Counting of Days.** Except where otherwise specifically provided, any reference in this Note to a period of "days" means calendar days, not Business Days.

19. **Governing Law.** This Note shall be governed by the law of the Property Jurisdiction.

20. **Captions.** The captions of the Sections of this Note are for convenience only and shall be disregarded in construing this Note.

21. **Notices; Written Modifications.**

(a) All Notices, demands and other communications required or permitted to be given pursuant to this Note shall be given in accordance with Section 31 of the Security Instrument.

(b) Any modification or amendment to this Note shall be ineffective unless in writing signed by the party sought to be charged with such modification or amendment; provided, however, in the event of a Transfer under the terms of the Security Instrument that requires Lender's consent, any or some or all of the Modifications to Multifamily Note set forth in Exhibit A to this Note may be modified or rendered void by Lender at Lender's option, by Notice to Borrower and the transferee, as a condition of Lender's consent.

22. **Consent to Jurisdiction and Venue.** Borrower agrees that any controversy arising under or in relation to this Note may be litigated in the Property Jurisdiction. The state and federal courts and authorities with jurisdiction in the Property Jurisdiction shall have jurisdiction over all controversies that shall arise under or in relation to this Note. Borrower irrevocably consents to service, jurisdiction, and venue of such courts for any such litigation and waives any other venue to which it might be entitled by virtue of domicile, habitual residence or otherwise. However, nothing in this Note is intended to limit any right that Lender may have to bring any suit, action or proceeding relating to matters arising under this Note in any court of any other jurisdiction.

23. **WAIVER OF TRIAL BY JURY. BORROWER AND LENDER EACH (A) AGREES NOT TO ELECT A TRIAL BY JURY WITH RESPECT TO ANY ISSUE ARISING OUT OF THIS NOTE OR THE RELATIONSHIP BETWEEN THE PARTIES AS LENDER AND BORROWER THAT IS TRIABLE OF RIGHT BY A JURY AND (B) WAIVES ANY RIGHT TO TRIAL BY JURY WITH RESPECT TO SUCH ISSUE TO THE EXTENT THAT ANY SUCH RIGHT EXISTS NOW OR IN THE FUTURE. THIS**

WAIVER OF RIGHT TO TRIAL BY JURY IS SEPARATELY GIVEN BY EACH PARTY, KNOWINGLY AND VOLUNTARILY WITH THE BENEFIT OF COMPETENT LEGAL COUNSEL.

24. **State-Specific Provisions.** Borrower shall make all payments of principal and interest under this Note without relief from valuation and appraisement laws. For purposes of Section 9(d) and Section 11, Attorneys' Fees and Costs means (i) fees and out-of-pocket costs of Lender's and Loan Servicer's attorneys, as applicable, including costs of Lender's and Loan Servicer's in-house counsel, support staff costs, costs of preparing for litigation, computerized research, telephone and facsimile transmission expenses, mileage, deposition costs, postage, duplicating, process service, videotaping and similar costs and expenses; (ii) costs and fees of expert witnesses, including appraisers; and (iii) investigatory fees.

ATTACHED EXHIBIT. The Exhibit noted below, if marked with an "X" in the space provided, is attached to this Note:

[X]   **Exhibit A   Modifications to Multifamily Note**

IN WITNESS WHEREOF, and in consideration of the Lender's agreement to lend Borrower the principal amount set forth above, Borrower has signed and delivered this Note under seal or has caused this Note to be signed and delivered under seal by its duly authorized representative.

NLP CASTLE CREEK, LLC, a Delaware limited
   liability company

By: NTS Realty Holdings Limited Partnership, a
     Delaware limited partnership, its sole member

   By: NTS Realty Capital, Inc., a Delaware
        corporation, its managing general
        partner

By:
   Name: Neil A. Mitchell
   Title: Sr Vice Pres

27-1213344
Borrower's Social Security/Employer ID Number

PAY TO THE ORDER OF FEDERAL HOME
LOAN MORTGAGE CORPORATION,
WITHOUT RECOURSE

HOLLIDAY FENOGLIO FOWLER, L.P., a
   Texas limited partnership

By: Holliday GP Corp., a Delaware
     corporation, its general partner

By: _____
      Patrick V. Kinlan
      Vice President

FHLMC Loan No. 534381227 (Castle Creek)

EXHIBIT A

MODIFICATIONS TO MULTIFAMILY NOTE

The following modifications are made to the text of the Note that precedes this Exhibit.

1.   Section 1(a) is amended to delete the definition of "Security Instrument" in its entirety and replace it with the following:

> "**Security Instrument**" means, collectively, the multifamily mortgage, deed to secure debt or deed of trust effective as of the effective date of this Note, from Borrower to or for the benefit of Lender, together with all other Mortgages (as defined in that certain Master Cross-Collateralization Agreement dated as of the date of this Note, by and among the Lender, the Borrower and the other entities identified as Borrower on Exhibit A attached thereto), each of which is securing the payment and performance of the Borrower's obligations under this Note.

MULTIFAMILY NOTE-CME
MULTISTATE – FIXED RATE
(REVISION DATE 8-14-2009)

US $11,390,000.00   Effective Date: As of December 16, 2009

FOR VALUE RECEIVED, the undersigned (together with such party's or parties' successors and assigns, "**Borrower**") jointly and severally (if more than one) promises to pay to the order of **HOLLIDAY FENOGLIO FOWLER, L.P.**, a Texas limited partnership, the principal sum of Eleven Million Three Hundred Ninety Thousand and 00/100 Dollars (US $11,390,000.00), with interest on the unpaid principal balance, as hereinafter provided.

1.   **Defined Terms.**

(a)   As used in this Note:

"**Base Recourse**" means a portion of the Indebtedness equal to zero percent (0%) of the original principal balance of this Note.

"**Business Day**" means any day other than a Saturday, a Sunday or any other day on which Lender or the national banking associations are not open for business.

"**Cut-off Date**" means the twelfth (12th) Installment Due Date.

"**Default Rate**" means an annual interest rate equal to four (4) percentage points above the Fixed Interest Rate. However, at no time will the Default Rate exceed the Maximum Interest Rate.

"**Defeasance Period**" is the period beginning the day after the Defeasance Date until but not including the first day of the Window Period. The Defeasance Period only applies if this Note is assigned to a REMIC trust prior to the Cut-off Date.

"**Fixed Interest Rate**" means the annual interest rate of five and forty hundredths percent (5.40%).

"**Installment Due Date**" means, for any monthly installment of interest only or principal and interest, the date on which such monthly installment is due and payable pursuant to Section 3 of this Note. The "**First Installment Due Date**" under this Note is February 1, 2010.

"**Lender**" means the holder from time to time of this Note.

"**Loan**" means the loan evidenced by this Note.

"**Lockout Period**" means the period beginning on the day that this Note is assigned to a REMIC trust until and including the Defeasance Date. The Lockout

Period only applies if this Note is assigned to a REMIC trust prior to the Cut-off Date.

"**Maturity Date**" means the earlier of (i) January 1, 2020 (the "**Scheduled Maturity Date**"), and (ii) the date on which the unpaid principal balance of this Note becomes due and payable by acceleration or otherwise pursuant to the Loan Documents or the exercise by Lender of any right or remedy under any Loan Document.

"**Maximum Interest Rate**" means the rate of interest that results in the maximum amount of interest allowed by applicable law.

"**Prepayment Premium Period**" means the period during which, if a prepayment of principal occurs, a prepayment premium will be payable by Borrower to Lender. The Prepayment Premium Period is the period from and including the date of this Note until but not including the earlier to occur of the following (i) the day that this Note is assigned to a REMIC trust if this Note is assigned to a REMIC trust prior to the Cut-off Date or (ii) the first day of the Window Period. The Prepayment Premium Period only applies if this Note is not assigned to a REMIC trust or if this Note is assigned to a REMIC trust on or after the Cut-off Date.

"**Security Instrument**" means the multifamily mortgage, deed to secure debt or deed of trust effective as of the effective date of this Note, from Borrower to or for the benefit of Lender and securing this Note.

"**Treasury Security**" means the 3.625% U.S. Treasury Security due August 15, 2019.

"**Window Period**" means the three (3) consecutive calendar month period prior to the Scheduled Maturity Date.

"**Yield Maintenance Period**" means the period from and including the date of this Note until but not including the earlier to occur of the following (i) the first day that the Note is assigned to a REMIC trust or (ii) July 1, 2019 (the "**Yield Maintenance Expiration Date**"). The Yield Maintenance Period only applies if this Note is not assigned to a REMIC trust or if this Note is assigned to a REMIC trust on or after the Cut-off Date.

(b)   Other capitalized terms used but not defined in this Note shall have the meanings given to such terms in the Security Instrument.

2.   **Address for Payment.** All payments due under this Note shall be payable at (i) if by regular mail – Holliday Fenoglio Fowler, L.P., Post Office Box 840637, Dallas, Texas 75284-0637, or (ii) if by overnight mail – Bank of America Lockbox Services, Lockbox 840637, 1950 N. Stemmons Freeway, Suite 5010, Dallas, Texas 75207, or such other place as may be designated by Notice to Borrower from or on behalf of Lender.

3. Payments.

(a)   Interest will accrue on the outstanding principal balance of this Note at the Fixed Interest Rate, subject to the provisions of Section 8 of this Note.

(b)   Interest under this Note shall be computed, payable and allocated on the basis of an actual/360 interest calculation schedule (interest is payable for the actual number of days in each month, and each month's interest is calculated by multiplying the unpaid principal amount of this Note as of the first day of the month for which interest is being calculated by the Fixed Interest Rate, dividing the product by 360, and multiplying the quotient by the number of days in the month for which interest is being calculated). The portion of the monthly installment of principal and interest under this Note attributable to principal and the portion attributable to interest will vary based upon the number of days in the month for which such installment is paid. Each monthly payment of principal and interest will first be applied to pay in full interest due, and the balance of the monthly installment payment paid by Borrower will be credited to principal.

(c)   Unless disbursement of principal is made by Lender to Borrower on the first day of a calendar month, interest for the period beginning on the date of disbursement and ending on and including the last day of such calendar month shall be payable by Borrower simultaneously with the execution of this Note. If disbursement of principal is made by Lender to Borrower on the first day of a calendar month, then no payment will be due from Borrower at the time of the execution of this Note. The Installment Due Date for the first monthly installment payment under Section 3(d) of interest only or principal and interest, as applicable, will be the First Installment Due Date set forth in Section 1(a) of this Note. Except as provided in this Section 3(c), Section 10 and in Section 11, accrued interest will be payable in arrears.

(d)   Beginning on the First Installment Due Date, and continuing until and including the monthly installment due on the Maturity Date, principal and accrued interest shall be payable by Borrower in consecutive monthly installments due and payable on the first day of each calendar month. The amount of the monthly installment of principal and interest payable pursuant to this Section 3(d) on an Installment Due Date shall be Sixty-Three Thousand Nine Hundred Fifty-Eight and 36/100 Dollars ($63,958.36).

(e)   All remaining Indebtedness, including all principal and interest, shall be due and payable by Borrower on the Maturity Date.

(f)   All payments under this Note shall be made in immediately available U.S. funds.

(g)   Any regularly scheduled monthly installment of interest only or principal and interest payable pursuant to this Section 3 that is received by Lender before the date it is due shall be deemed to have been received on the due date for the purpose of calculating interest due.

(h)   Any accrued interest remaining past due for 30 days or more, at Lender's discretion, may be added to and become part of the unpaid principal balance of this Note and any reference to "accrued interest" shall refer to accrued interest which has not become part of the unpaid principal balance. Any amount added to principal pursuant to the Loan Documents shall bear interest at the applicable rate or rates specified in this Note and shall be payable with such interest upon demand by Lender and absent such demand, as provided in this Note for the payment of principal and interest.

4. **Application of Payments.** If at any time Lender receives, from Borrower or otherwise, any amount applicable to the Indebtedness which is less than all amounts due and payable at such time, Lender may apply the amount received to amounts then due and payable in any manner and in any order determined by Lender, in Lender's discretion. Borrower agrees that neither Lender's acceptance of a payment from Borrower in an amount that is less than all amounts then due and payable nor Lender's application of such payment shall constitute or be deemed to constitute either a waiver of the unpaid amounts or an accord and satisfaction.

5. **Security.** The Indebtedness is secured by, among other things, the Security Instrument, and reference is made to the Security Instrument for other rights of Lender as to collateral for the Indebtedness.

6. **Acceleration.** If an Event of Default has occurred and is continuing, the entire unpaid principal balance, any accrued interest, any prepayment premium payable under Section 10 and Section 11, and all other amounts payable under this Note and any other Loan Document, shall at once become due and payable, at the option of Lender, without any prior Notice to Borrower (except if notice is required by applicable law, then after such notice). Lender may exercise this option to accelerate regardless of any prior forbearance. For purposes of exercising such option, Lender shall calculate the prepayment premium as if prepayment occurred on the date of acceleration. If prepayment occurs thereafter, Lender shall recalculate the prepayment premium as of the actual prepayment date.

7. **Late Charge.**

(a) If any monthly installment of interest or principal and interest or other amount payable under this Note or under the Security Instrument or any other Loan Document is not received in full by Lender within ten (10) days after the installment or other amount is due, counting from and including the date such installment or other amount is due (unless applicable law requires a longer period of time before a late charge may be imposed, in which event such longer period shall be substituted), Borrower shall pay to Lender, immediately and without demand by Lender, a late charge equal to five percent (5%) of such installment or other amount due (unless applicable law requires a lesser amount be charged, in which event such lesser amount shall be substituted).

(b) Borrower acknowledges that its failure to make timely payments will cause Lender to incur additional expenses in servicing and processing the Loan and that it is extremely difficult and impractical to determine those additional expenses. Borrower agrees that the late charge payable pursuant to this Section represents a fair and reasonable estimate, taking into account all circumstances existing on the date of this Note, of the additional expenses Lender will incur by reason of such late payment. The late charge is payable in addition to, and not in lieu of, any interest payable at the Default Rate pursuant to Section 8.

8. **Default Rate.**

(a) So long as (i) any monthly installment under this Note remains past due for thirty (30) days or more or (ii) any other Event of Default has occurred and is continuing, then notwithstanding anything in Section 3 of this Note to the contrary, interest under this Note shall accrue on the unpaid principal balance from the Installment Due Date of the first such unpaid monthly installment or the occurrence of such other Event of Default, as applicable, at the Default Rate.

(b)   From and after the Maturity Date, the unpaid principal balance shall continue to bear interest at the Default Rate until and including the date on which the entire principal balance is paid in full.

(c)   Borrower acknowledges that (i) its failure to make timely payments will cause Lender to incur additional expenses in servicing and processing the Loan, (ii) during the time that any monthly installment under this Note is delinquent for thirty (30) days or more, Lender will incur additional costs and expenses arising from its loss of the use of the money due and from the adverse impact on Lender's ability to meet its other obligations and to take advantage of other investment opportunities; and (iii) it is extremely difficult and impractical to determine those additional costs and expenses. Borrower also acknowledges that, during the time that any monthly installment under this Note is delinquent for thirty (30) days or more or any other Event of Default has occurred and is continuing, Lender's risk of nonpayment of this Note will be materially increased and Lender is entitled to be compensated for such increased risk. Borrower agrees that the increase in the rate of interest payable under this Note to the Default Rate represents a fair and reasonable estimate, taking into account all circumstances existing on the date of this Note, of the additional costs and expenses Lender will incur by reason of the Borrower's delinquent payment and the additional compensation Lender is entitled to receive for the increased risks of nonpayment associated with a delinquent loan.

9.   **Limits on Personal Liability.**

(a)   Except as otherwise provided in this Section 9, Borrower shall have no personal liability under this Note, the Security Instrument or any other Loan Document for the repayment of the Indebtedness or for the performance of any other obligations of Borrower under the Loan Documents and Lender's only recourse for the satisfaction of the Indebtedness and the performance of such obligations shall be Lender's exercise of its rights and remedies with respect to the Mortgaged Property and to any other collateral held by Lender as security for the Indebtedness. This limitation on Borrower's liability shall not limit or impair Lender's enforcement of its rights against any guarantor of the Indebtedness or any guarantor of any other obligations of Borrower.

(b)   Borrower shall be personally liable to Lender for the amount of the Base Recourse, plus any other amounts for which Borrower has personal liability under this Section 9.

(c)   In addition to the Base Recourse, Borrower shall be personally liable to Lender for the repayment of a further portion of the Indebtedness equal to any loss or damage suffered by Lender as a result of the occurrence of any of the following events:

(i)   Borrower fails to pay to Lender upon demand after an Event of Default all Rents to which Lender is entitled under Section 3(a) of the Security Instrument and the amount of all security deposits collected by Borrower from tenants then in residence. However, Borrower will not be personally liable for any failure described in this subsection (i) if Borrower is unable to pay to Lender all Rents and security deposits as required by the Security Instrument because of a valid order issued in a bankruptcy, receivership, or similar judicial proceeding.

(ii)   Borrower fails to apply all insurance proceeds and condemnation proceeds as required by the Security Instrument. However, Borrower will not be personally liable for any failure described in this subsection (ii) if

Borrower is unable to apply insurance or condemnation proceeds as required by the Security Instrument because of a valid order issued in a bankruptcy, receivership, or similar judicial proceeding.

(iii) Borrower fails to comply with Section 14(g) or (i) of the Security Instrument relating to the delivery of books and records, statements, schedules and reports.

(iv) Borrower fails to pay when due in accordance with the terms of the Security Instrument the amount of any item below marked "Deferred"; provided however, that if no item is marked "Deferred", this Section 9(c)(iv) shall be of no force or effect.

[Deferred]	Hazard Insurance premiums or other insurance premiums,
[Collect]	Taxes,
[Deferred]	water and sewer charges (that could become a lien on the Mortgaged Property),
[N/A]	ground rents,
[Deferred]	assessments or other charges (that could become a lien on the Mortgaged Property)

(v) Borrower engages in any willful act of material waste of the Mortgaged Property.

(d) In addition to the Base Recourse, Borrower shall be personally liable to Lender for:

(i) the performance of all of Borrower's obligations under Section 18 of the Security Instrument (relating to environmental matters);

(ii) the costs of any audit under Section 14(g) of the Security Instrument; and

(iii) any costs and expenses incurred by Lender in connection with the collection of any amount for which Borrower is personally liable under this Section 9, including Attorneys' Fees and Costs and the costs of conducting any independent audit of Borrower's books and records to determine the amount for which Borrower has personal liability.

(e) All payments made by Borrower with respect to the Indebtedness and all amounts received by Lender from the enforcement of its rights under the Security Instrument and the other Loan Documents shall be applied first to the portion of the Indebtedness for which Borrower has no personal liability.

(f) Notwithstanding the Base Recourse, Borrower shall become personally liable to Lender for the repayment of all of the Indebtedness upon the occurrence of any of the following Events of Default:

(i) Borrower or any SPE Equity Owner fails to comply with Section 33 of the Security Instrument;

(ii)   a Transfer (including, but not limited to, a lien or encumbrance) that is an Event of Default under Section 21 of the Security Instrument, other than a Transfer consisting solely of the involuntary removal or involuntary withdrawal of a general partner in a limited partnership or a manager in a limited liability company;

(iii)   fraud or written material misrepresentation by Borrower or any officer, director, partner, member or employee of Borrower in connection with the application for or creation of the Indebtedness or any request for any action or consent by Lender;

(iv)   Borrower or any SPE Equity Owner voluntarily files for bankruptcy protection under the United States Bankruptcy Code;

(v)   Borrower or any SPE Equity Owner voluntarily becomes subject to any reorganization, receivership, insolvency proceeding, or other similar proceeding pursuant to any other federal or state law affecting debtor and creditor rights;

(vi)   The Mortgaged Property or any part thereof becomes an asset in a voluntary bankruptcy or becomes subject to any reorganization, receivership, insolvency proceeding, or other similar proceeding pursuant to any other federal or state law affecting debtor and creditor rights;

(vii)   an order of relief is entered against Borrower or any SPE Equity Owner pursuant to the United States Bankruptcy Code or other federal or state law affecting debtor and creditor rights in any involuntary bankruptcy proceeding initiated or joined in by a "**Related Party;**" or

(viii)   an involuntary bankruptcy or other involuntary insolvency proceeding is commenced against Borrower or any SPE Equity Owner (by a party other than Lender) but only if Borrower or such SPE Equity Owner has failed to use commercially reasonable efforts to dismiss such proceeding or has consented to such proceeding.

For purposes of this Section, the term "**Related Party**" means:

(A)   Borrower, any guarantor or any SPE Equity Owner; and

(B)   any Person that holds, directly or indirectly, any ownership interest in or right to manage Borrower, any guarantor or any SPE Equity Owner, including without limitation, any shareholder, member or partner of Borrower, any guarantor or any SPE Equity Owner; and

(C)   any Person in which any ownership interest (direct or indirect) or right to manage is held by Borrower, any guarantor, any SPE Equity Owner or any partner, shareholder or member of, or any other Person holding an interest in, Borrower, any guarantor or any SPE Equity Owner; and

(D)   any other creditor of Borrower that is related by blood, marriage or adoption to Borrower, any guarantor, any SPE Equity Owner or any partner, shareholder or member of, or any other Person holding an interest in, Borrower, any guarantor or any SPE Equity Owner.

If Borrower, any guarantor, any SPE Equity Owner or any Related Party has solicited creditors to initiate or participate in any proceeding referred to in this Section 9, regardless of whether any of the creditors solicited actually initiates or participates in the proceeding, then such proceeding shall be considered as having been initiated by a Related Party.

(g)　　To the extent that Borrower has personal liability under this Section 9, Lender may exercise its rights against Borrower personally without regard to whether Lender has exercised any rights against the Mortgaged Property or any other security, or pursued any rights against any guarantor, or pursued any other rights available to Lender under this Note, the Security Instrument, any other Loan Document or applicable law. To the fullest extent permitted by applicable law, in any action to enforce Borrower's personal liability under this Section 9, Borrower waives any right to set off the value of the Mortgaged Property against such personal liability.

10.　　Voluntary and Involuntary Prepayments During the Prepayment Premium Period (Section Applies Prior to Securitization and if Loan is Assigned to REMIC Trust On or After the Cut-off Date).

(a)　　This Section 10 shall apply (i) prior to the date that this Note is assigned to a REMIC trust and (ii) if this Note is assigned to a REMIC trust on or after the Cut-off Date. This Section 10 shall be of no effect if this Note is assigned to a REMIC trust prior to the Cut-off Date.

(b)　　Any receipt by Lender of principal due under this Note prior to the Maturity Date, other than principal required to be paid in monthly installments pursuant to Section 3, constitutes a prepayment of principal under this Note. Without limiting the foregoing, any application by Lender, prior to the Maturity Date, of any proceeds of collateral or other security to the repayment of any portion of the unpaid principal balance of this Note constitutes a prepayment under this Note.

(c)　　During the Prepayment Premium Period, the Borrower may voluntarily prepay all of the unpaid principal balance of this Note on an Installment Due Date so long as Borrower designates the date for such prepayment in a Notice from Borrower to Lender given at least 30 days prior to the date of such prepayment. Unless Lender has previously notified Borrower of the expiration of the Prepayment Premium Period, upon receipt of such Notice from Borrower, Lender will notify Borrower if the Note has been assigned to a REMIC trust and the Prepayment Premium Period has expired. If an Installment Due Date (as defined in Section 1(a)) falls on a day which is not a Business Day, then with respect to payments made under this Section 10 only, the term "Installment Due Date" shall mean the Business Day immediately preceding the scheduled Installment Due Date.

(d)　　Notwithstanding Section 10(c) above, Borrower may voluntarily prepay all of the unpaid principal balance of this Note on a Business Day other than an Installment Due Date if Borrower provides Lender with the Notice set forth in Section 10(c) above and meets the other requirements set forth in this subsection. Borrower acknowledges that Lender has agreed that Borrower may prepay principal on a Business Day other than an Installment Due Date only because Lender shall deem any prepayment received by Lender on any day other than an Installment Due Date to have been received on the Installment Due Date immediately following such prepayment and Borrower shall be responsible for all interest that would have been due if the prepayment had actually been made on the Installment Due Date immediately following such prepayment.

(e)   Unless otherwise expressly provided in the Loan Documents, Borrower may not voluntarily prepay less than all of the unpaid principal balance of this Note. In order to voluntarily prepay all of the principal of this Note, Borrower must pay to Lender, together with the amount of principal being prepaid, (i) all accrued and unpaid interest due under this Note, plus (ii) all other sums due to Lender at the time of such prepayment, plus (iii) any prepayment premium calculated pursuant to Section 10(f).

(f)   Except as provided in Section 10(g) below, a prepayment premium shall be due and payable by Borrower in connection with any prepayment of principal under this Note during the Prepayment Premium Period. The prepayment premium shall be in the form of U.S. currency. The prepayment premium shall be computed as follows:

(i)   For any prepayment made during the Yield Maintenance Period, the prepayment premium shall be equal to the following:

the product obtained by multiplying:

(1)   the amount of principal being prepaid or accelerated,

by

(2)   the excess (if any) of the Monthly Note Rate over the Assumed Reinvestment Rate,

by

(3)   the Present Value Factor.

For purposes of this Section 10(f)(i), the following definitions shall apply:

Monthly Note Rate: one-twelfth (1/12) of the Fixed Interest Rate, expressed as a decimal calculated to five digits.

Prepayment Date: in the case of a voluntary prepayment, the date on which the prepayment is made; in the case of the application by Lender of collateral or security to a portion of the principal balance, the date of such application.

Assumed Reinvestment Rate: one-twelfth (1/12) of the yield rate, as of the close of the trading session which is 5 Business Days before the Prepayment Date, on the Treasury Security, as reported in *The Wall Street Journal*, expressed as a decimal calculated to five digits. In the event that no yield is published on the applicable date for the Treasury Security, Lender, in its discretion, shall select the non-callable Treasury Security maturing in the same year as the Treasury Security with the lowest yield published in *The Wall Street Journal* as of the applicable date. If the publication of such yield rates in *The Wall Street Journal* is discontinued for any reason, Lender shall select a security with a comparable rate and term to the Treasury Security. The selection of an alternate security pursuant to this Section 10 shall be made in Lender's discretion.

Present Value Factor: the factor that discounts to present value the costs resulting to Lender from the difference in interest rates during the months remaining in the Yield Maintenance Period using the Assumed Reinvestment Rate as the discount rate, with monthly compounding, expressed numerically as follows:

$$\frac{1 - \left(\dfrac{1}{1 + ARR}\right)^{n}}{ARR}$$

n = the number of months remaining in the Yield Maintenance Period; provided, however, if a prepayment occurs on an Installment Due Date, then the number of months remaining in the Yield Maintenance Period shall be calculated beginning with the month in which such prepayment occurs and if such prepayment occurs on a Business Day other than an Installment Due Date, then the number of months remaining in the Yield Maintenance Period shall be calculated beginning with the month immediately following the date of such prepayment.

ARR = Assumed Reinvestment Rate

(ii) For any prepayment made after the expiration of the Yield Maintenance Period but during the remainder of the Prepayment Premium Period, the prepayment premium shall be 1.0% of the amount of principal being prepaid.

(g) Notwithstanding any other provision of this Section 10, no prepayment premium shall be payable with respect to (i) any prepayment made during the Window Period, or (ii) any prepayment occurring as a result of the application of any insurance proceeds or condemnation award under the Security Instrument.

(h) Unless Lender agrees otherwise in writing, a permitted or required prepayment of less than the unpaid principal balance of this Note shall not extend or postpone the due date of any subsequent monthly installments or change the amount of such installments.

(i) Borrower recognizes that any prepayment of any of the unpaid principal balance of this Note, whether voluntary or involuntary or resulting from an Event of Default by Borrower, will result in Lender's incurring loss, including reinvestment loss, additional expense and frustration or impairment of Lender's ability to meet its commitments to third parties. Borrower agrees to pay to Lender upon demand damages for the detriment caused by any prepayment, and agrees that it is extremely difficult and impractical to ascertain the extent of such damages. Borrower therefore acknowledges and agrees that the formula for calculating prepayment premiums set forth in this Note represents a reasonable estimate of the damages

Lender will incur because of a prepayment. Borrower further acknowledges that the prepayment premium provisions of this Note are a material part of the consideration for the Loan, and that the terms of this Note are in other respects more favorable to Borrower as a result of the Borrower's voluntary agreement to the prepayment premium provisions.

11. **Voluntary and Involuntary Prepayments During the Lockout Period and During the Defeasance Period (Section Applies if Loan is Assigned to REMIC Trust Prior to the Cut-off Date).**

(a)   This Section 11 shall apply in the event this Note is assigned to a REMIC trust prior to the Cut-off Date. This Section 11 shall be of no effect if this Note is assigned to a REMIC trust on or after the Cut-off Date.

(b)   Any receipt by Lender of principal due under this Note prior to the Maturity Date, other than principal required to be paid in monthly installments pursuant to Section 3, constitutes a prepayment of principal under this Note. Without limiting the foregoing, any application by Lender, prior to the Maturity Date, of any proceeds of collateral or other security to the repayment of any portion of the unpaid principal balance of this Note constitutes a prepayment under this Note.

(c)   Borrower may not voluntarily prepay any portion of the principal balance of this Note during the Lockout Period or during the Defeasance Period; provided, however, any prepayment occurring as a result of the application of any insurance proceeds or condemnation award under the Security Instrument shall be permitted during the Lockout Period and during the Defeasance Period. If any portion of the principal balance of this Note is prepaid during the Lockout Period or during the Defeasance Period by reason of the application by Lender of any proceeds of collateral or other security to any portion of the unpaid principal balance of this Note or following a determination that the prohibition on voluntary prepayments during the Lockout Period or during the Defeasance Period is in contravention of applicable law, then Borrower must also pay to Lender upon demand by Lender, a prepayment premium equal to five percent (5.0%) of the amount of principal being prepaid.

(d)   Notwithstanding any other provision of this Section 11, no prepayment premium shall be payable with respect to (i) any prepayment made during the Window Period, or (ii) any prepayment occurring as a result of the application of any insurance proceeds or condemnation award under the Security Instrument.

(e)   After the expiration of the Lockout Period and the Defeasance Period, Borrower may voluntarily prepay all of the unpaid principal balance of this Note on an Installment Due Date so long as Borrower designates the date for such prepayment in a Notice from Borrower to Lender given at least 30 days prior to the date of such prepayment. If an Installment Due Date (as defined in Section 1(a)) falls on a day which is not a Business Day, then with respect to payments made under this Section 11 only, the term "Installment Due Date" shall mean the Business Day immediately preceding the scheduled Installment Due Date.

(f)   Notwithstanding Section 11(e) above, following the end of the Lockout Period and the Defeasance Period, Borrower may voluntarily prepay all of the unpaid principal balance of this Note on a Business Day other than an Installment Due Date if Borrower provides Lender with the Notice set forth in Section 11(e) and meets the other requirements set forth in this subsection. Borrower acknowledges that Lender has agreed that Borrower may prepay principal on a Business Day other than an Installment Due Date only because Lender shall deem any prepayment received by Lender on any day other than an Installment Due Date to have been received on the Installment Due Date immediately following such prepayment and Borrower shall be responsible for all interest that would have been due if the prepayment had actually been made on the Installment Due Date immediately following such prepayment.

(g)   Unless otherwise expressly provided in the Loan Documents, Borrower may not voluntarily prepay less than all of the unpaid principal balance of this Note. In order to voluntarily prepay all of the principal of this Note, Borrower must also pay to Lender, together with the amount of principal being prepaid, (i) all accrued and unpaid interest due under this Note, plus (ii) all other sums due to Lender at the time of such prepayment.

(h)   Unless Lender agrees otherwise in writing, a permitted or required prepayment of less than the unpaid principal balance of this Note shall not extend or postpone the due date of any subsequent monthly installments or change the amount of such installments.

(i)   Borrower recognizes that any prepayment of any of the unpaid principal balance of this Note, whether voluntary or involuntary or resulting from an Event of Default by Borrower, will result in Lender's incurring loss, including reinvestment loss, additional expense and frustration or impairment of Lender's ability to meet its commitments to third parties. Borrower agrees to pay to Lender upon demand damages for the detriment caused by any prepayment, and agrees that it is extremely difficult and impractical to ascertain the extent of such damages. Borrower therefore acknowledges and agrees that the formula for calculating prepayment premiums set forth in Section 11(c) of this Note represents a reasonable estimate of the damages Lender will incur because of a prepayment. Borrower further acknowledges that the lockout and prepayment premium provisions of this Note are a material part of the consideration for the Loan, and that the terms of this Note are in other respects more favorable to Borrower as a result of the Borrower's voluntary agreement to the prepayment premium provisions.

(j)   If, after the expiration of the Lockout Period, the Borrower defeases the Loan as described in Section 44 of the Security Instrument during the Defeasance Period, Borrower shall not have the right to voluntarily prepay any of the principal of this Note at any time.

12.   DEFEASANCE (Section Applies if Loan is Assigned to REMIC Trust Prior to the Cut-off Date).

(a)   This Section 12 shall apply in the event this Note is assigned to a REMIC trust prior to the Cut-off Date. This Section 12 shall be of no effect if this Note is assigned to a REMIC trust on or after the Cut-off Date.

(b)   Section 5 of this Note is amended by adding a new paragraph at the end thereof as follows:

> If Borrower obtains a release of the Mortgaged Property from the lien of the Security Instrument pursuant to Section 44 of the Security Instrument, the Indebtedness shall be secured by the Pledge Agreement and reference shall be made to the Pledge Agreement for other rights of Lender as to collateral for the Indebtedness.

(c)   Section 9 of this Note is amended by adding a new paragraph at the end thereof as follows:

If Borrower obtains a release of the Mortgaged Property from the lien of the Security Instrument pursuant to Section 44 of the Security Instrument, Borrower shall have no personal liability under this Note or the Pledge Agreement for the repayment of the Indebtedness or for the performance of any other obligations of Borrower under this Note or the Pledge Agreement (other than any liability under Section 18 of the Security Instrument for events that occur prior to the Defeasance Closing Date, whether discovered before or after the Defeasance Closing Date), and Lender's only recourse for the satisfaction of the Indebtedness and the performance of such obligations shall be Lender's exercise of its rights and remedies with respect to the collateral held by Lender under the Pledge Agreement as security for the Indebtedness.

(d)   Section 21(a) of this Note is amended by adding a new paragraph at the end thereof as follows:

If Borrower obtains a release of the Mortgaged Property from the lien of the Security Instrument pursuant to Section 44 of the Security Instrument, all Notices, demands and other communications required or permitted to be given pursuant to this Note shall be given in accordance with the Pledge Agreement.

13.   Costs and Expenses. To the fullest extent allowed by applicable law, Borrower shall pay all expenses and costs, including Attorneys' Fees and Costs incurred by Lender as a result of any default under this Note or in connection with efforts to collect any amount due under this Note, or to enforce the provisions of any of the other Loan Documents, including those incurred in post-judgment collection efforts and in any bankruptcy proceeding (including any action for relief from the automatic stay of any bankruptcy proceeding) or judicial or non-judicial foreclosure proceeding. Borrower acknowledges and agrees that, in connection with each request by Borrower under this Note or any Loan Document, Borrower shall pay all reasonable Attorneys' Fees and Costs and expenses incurred by Lender, including any fees charged by the Rating Agencies, regardless of whether the matter is approved, denied or withdrawn.

14.   Forbearance. Any forbearance by Lender in exercising any right or remedy under this Note, the Security Instrument, or any other Loan Document or otherwise afforded by applicable law, shall not be a waiver of or preclude the exercise of that or any other right or remedy. The acceptance by Lender of any payment after the due date of such payment, or in an amount which is less than the required payment, shall not be a waiver of Lender's right to require prompt payment when due of all other payments or to exercise any right or remedy with respect to any failure to make prompt payment. Enforcement by Lender of any security for Borrower's obligations under this Note shall not constitute an election by Lender of remedies so as to preclude the exercise of any other right or remedy available to Lender.

15.   Waivers. Borrower and all endorsers and guarantors of this Note and all other third party obligors waive presentment, demand, notice of dishonor, protest, notice of acceleration, notice of intent to demand or accelerate payment or maturity, presentment for payment, notice of nonpayment, grace, and diligence in collecting the Indebtedness.

16.   Loan Charges. Neither this Note nor any of the other Loan Documents shall be construed to create a contract for the use, forbearance or detention of money requiring payment of interest at a rate greater than the Maximum Interest Rate. If any applicable law limiting the amount of interest or other charges permitted to be collected from Borrower in connection with the Loan is interpreted so that any interest or other charge provided for in any Loan Document, whether considered separately or together with other charges provided for in any other Loan Document, violates that law, and Borrower is entitled to the benefit of that law, that interest or charge is hereby reduced to the extent necessary to eliminate that violation. The amounts, if any, previously paid to Lender in excess of the permitted amounts shall be applied by Lender to reduce the unpaid principal balance of this Note. For the purpose of determining whether any applicable law limiting the amount of interest or other charges permitted to be collected from Borrower has been violated, all Indebtedness that constitutes interest, as well as all other charges made in connection with the Indebtedness that constitute interest, shall be deemed to be allocated and spread ratably over the stated term of this Note. Unless otherwise required by applicable law, such allocation and spreading shall be effected in such a manner that the rate of interest so computed is uniform throughout the stated term of this Note.

17. Commercial Purpose. Borrower represents that Borrower is incurring the Indebtedness solely for the purpose of carrying on a business or commercial enterprise, and not for personal, family, household, or agricultural purposes.

18. Counting of Days. Except where otherwise specifically provided, any reference in this Note to a period of "days" means calendar days, not Business Days.

19. Governing Law. This Note shall be governed by the law of the Property Jurisdiction.

20. Captions. The captions of the Sections of this Note are for convenience only and shall be disregarded in construing this Note.

21. Notices; Written Modifications.

(a) All Notices, demands and other communications required or permitted to be given pursuant to this Note shall be given in accordance with Section 31 of the Security Instrument.

(b) Any modification or amendment to this Note shall be ineffective unless in writing signed by the party sought to be charged with such modification or amendment; provided, however, in the event of a Transfer under the terms of the Security Instrument that requires Lender's consent, any or some or all of the Modifications to Multifamily Note set forth in Exhibit A to this Note may be modified or rendered void by Lender at Lender's option, by Notice to Borrower and the transferee, as a condition of Lender's consent.

22. Consent to Jurisdiction and Venue. Borrower agrees that any controversy arising under or in relation to this Note may be litigated in the Property Jurisdiction. The state and federal courts and authorities with jurisdiction in the Property Jurisdiction shall have jurisdiction over all controversies that shall arise under or in relation to this Note. Borrower irrevocably consents to service, jurisdiction, and venue of such courts for any such litigation and waives any other venue to which it might be entitled by virtue of domicile, habitual residence or otherwise. However, nothing in this Note is intended to limit any right that Lender may have to bring any suit, action or proceeding relating to matters arising under this Note in any court of any other jurisdiction.

23. WAIVER OF TRIAL BY JURY. BORROWER AND LENDER EACH (A) AGREES NOT TO ELECT A TRIAL BY JURY WITH RESPECT TO ANY ISSUE

ARISING OUT OF THIS NOTE OR THE RELATIONSHIP BETWEEN THE PARTIES AS LENDER AND BORROWER THAT IS TRIABLE OF RIGHT BY A JURY AND (B) WAIVES ANY RIGHT TO TRIAL BY JURY WITH RESPECT TO SUCH ISSUE TO THE EXTENT THAT ANY SUCH RIGHT EXISTS NOW OR IN THE FUTURE. THIS WAIVER OF RIGHT TO TRIAL BY JURY IS SEPARATELY GIVEN BY EACH PARTY, KNOWINGLY AND VOLUNTARILY WITH THE BENEFIT OF COMPETENT LEGAL COUNSEL.

24. State-Specific Provisions. Borrower shall make all payments of principal and interest under this Note without relief from valuation and appraisement laws. For purposes of Section 9(d) and Section 11, Attorneys' Fees and Costs means (i) fees and out-of-pocket costs of Lender's and Loan Servicer's attorneys, as applicable, including costs of Lender's and Loan Servicer's in-house counsel, support staff costs, costs of preparing for litigation, computerized research, telephone and facsimile transmission expenses, mileage, deposition costs, postage, duplicating, process service, videotaping and similar costs and expenses; (ii) costs and fees of expert witnesses, including appraisers; and (iii) investigatory fees.

ATTACHED EXHIBIT. The Exhibit noted below, if marked with an "X" in the space provided, is attached to this Note:

[X]   **Exhibit A   Modifications to Multifamily Note**

IN WITNESS WHEREOF, and in consideration of the Lender's agreement to lend Borrower the principal amount set forth above, Borrower has signed and delivered this Note under seal or has caused this Note to be signed and delivered under seal by its duly authorized representative.

NLP LAKE CLEARWATER, LLC, a Delaware
limited liability company

By: NTS Realty Holdings Limited Partnership, a
Delaware limited partnership, its sole member

By: NTS Realty Capital, Inc., a Delaware
corporation, its managing general
partner

By:
Name: Neil A. Mitchell
Title: Sr Vice Pres

27-1213379
Borrower's Social Security/Employer ID Number

PAY TO THE ORDER OF FEDERAL HOME
LOAN MORTGAGE CORPORATION,
WITHOUT RECOURSE

HOLLIDAY FENOGLIO FOWLER, L.P., a
Texas limited partnership

By: Holliday GP Corp., a Delaware
corporation, its general partner

By: [signature]
Patrick V. Kinlan
Vice President

FHLMC Loan No. 534381235 (Lake Clearwater)

EXHIBIT A

MODIFICATIONS TO MULTIFAMILY NOTE

The following modifications are made to the text of the Note that precedes this Exhibit.

1. Section 1(a) is amended to delete the definition of "Security Instrument" in its entirety and replace it with the following:

    "**Security Instrument**" means, collectively, the multifamily mortgage, deed to secure debt or deed of trust effective as of the effective date of this Note, from Borrower to or for the benefit of Lender, together with all other Mortgages (as defined in that certain Master Cross-Collateralization Agreement dated as of the date of this Note, by and among the Lender, the Borrower and the other entities identified as Borrower on Exhibit A attached thereto), each of which is securing the payment and performance of the Borrower's obligations under this Note.

2. Section 9(c)(iv) is deleted in its entirety and replaced with the following:

    (iv)   Borrower fails to pay when due in accordance with the terms of the Security Instrument the amount of any item below marked "Deferred"; provided however, that if no item is marked "Deferred", this Section 9(c)(iv) shall be of no force or effect.

[Deferred]	Hazard Insurance premiums or other insurance premiums,
[Collect]	Taxes,
[Deferred]	water and sewer charges (that could become a lien on the Mortgaged Property),
[N/A]	ground rents,
[Deferred]	assessments or other charges (that could become a lien on the Mortgaged Property), including without limitation all assessments payable under or pursuant to that certain Declaration and Grant of Easement dated September 28, 1990 by Lake Clearwater Development Co., Inc.

MULTIFAMILY NOTE-CME
MULTISTATE – FIXED RATE
(REVISION DATE 8-14-2009)

US $16,845,000.00   Effective Date: As of December 16, 2009

FOR VALUE RECEIVED, the undersigned (together with such party's or parties' successors and assigns, "**Borrower**") jointly and severally (if more than one) promises to pay to the order of **HOLLIDAY FENOGLIO FOWLER, L.P.**, a Texas limited partnership, the principal sum of Sixteen Million Eight Hundred Forty-Five Thousand and 00/100 Dollars (US $16,845,000.00), with interest on the unpaid principal balance, as hereinafter provided.

1.   **Defined Terms.**

(a)   As used in this Note:

"**Base Recourse**" means a portion of the Indebtedness equal to zero percent (0%) of the original principal balance of this Note.

"**Business Day**" means any day other than a Saturday, a Sunday or any other day on which Lender or the national banking associations are not open for business.

"**Cut-off Date**" means the twelfth (12th) Installment Due Date.

"**Default Rate**" means an annual interest rate equal to four (4) percentage points above the Fixed Interest Rate. However, at no time will the Default Rate exceed the Maximum Interest Rate.

"**Defeasance Period**" is the period beginning the day after the Defeasance Date until but not including the first day of the Window Period. The Defeasance Period only applies if this Note is assigned to a REMIC trust prior to the Cut-off Date.

"**Fixed Interest Rate**" means the annual interest rate of five and forty hundredths percent (5.40%).

"**Installment Due Date**" means, for any monthly installment of interest only or principal and interest, the date on which such monthly installment is due and payable pursuant to Section 3 of this Note. The "**First Installment Due Date**" under this Note is February 1, 2010.

"**Lender**" means the holder from time to time of this Note.

"**Loan**" means the loan evidenced by this Note.

"**Lockout Period**" means the period beginning on the day that this Note is assigned to a REMIC trust until and including the Defeasance Date. The Lockout

Period only applies if this Note is assigned to a REMIC trust prior to the Cut-off Date.

"Maturity Date" means the earlier of (i) January 1, 2020 (the **"Scheduled Maturity Date"**), and (ii) the date on which the unpaid principal balance of this Note becomes due and payable by acceleration or otherwise pursuant to the Loan Documents or the exercise by Lender of any right or remedy under any Loan Document.

"Maximum Interest Rate" means the rate of interest that results in the maximum amount of interest allowed by applicable law.

"Prepayment Premium Period" means the period during which, if a prepayment of principal occurs, a prepayment premium will be payable by Borrower to Lender. The Prepayment Premium Period is the period from and including the date of this Note until but not including the earlier to occur of the following (i) the day that this Note is assigned to a REMIC trust if this Note is assigned to a REMIC trust prior to the Cut-off Date or (ii) the first day of the Window Period. The Prepayment Premium Period only applies if this Note is not assigned to a REMIC trust or if this Note is assigned to a REMIC trust on or after the Cut-off Date.

"Security Instrument" means the multifamily mortgage, deed to secure debt or deed of trust effective as of the effective date of this Note, from Borrower to or for the benefit of Lender and securing this Note.

"Treasury Security" means the 3.625% U.S. Treasury Security due August 15, 2019.

"Window Period" means the three (3) consecutive calendar month period prior to the Scheduled Maturity Date.

"Yield Maintenance Period" means the period from and including the date of this Note until but not including the earlier to occur of the following (i) the first day that the Note is assigned to a REMIC trust or (ii) July 1, 2019 (the **"Yield Maintenance Expiration Date"**). The Yield Maintenance Period only applies if this Note is not assigned to a REMIC trust or if this Note is assigned to a REMIC trust on or after the Cut-off Date.

(b)   Other capitalized terms used but not defined in this Note shall have the meanings given to such terms in the Security Instrument.

2.   Address for Payment. All payments due under this Note shall be payable at (i) if by regular mail – Holliday Fenoglio Fowler, L.P., Post Office Box 840637, Dallas, Texas 75284-0637, or (ii) if by overnight mail – Bank of America Lockbox Services, Lockbox 840637, 1950 N. Stemmons Freeway, Suite 5010, Dallas, Texas 75207, or such other place as may be designated by Notice to Borrower from or on behalf of Lender.

3.   Payments.

(a)   Interest will accrue on the outstanding principal balance of this Note at the Fixed Interest Rate, subject to the provisions of Section 8 of this Note.

(b)   Interest under this Note shall be computed, payable and allocated on the basis of an actual/360 interest calculation schedule (interest is payable for the actual number of days in each month, and each month's interest is calculated by multiplying the unpaid principal amount of this Note as of the first day of the month for which interest is being calculated by the Fixed Interest Rate, dividing the product by 360, and multiplying the quotient by the number of days in the month for which interest is being calculated). The portion of the monthly installment of principal and interest under this Note attributable to principal and the portion attributable to interest will vary based upon the number of days in the month for which such installment is paid. Each monthly payment of principal and interest will first be applied to pay in full interest due, and the balance of the monthly installment payment paid by Borrower will be credited to principal.

(c)   Unless disbursement of principal is made by Lender to Borrower on the first day of a calendar month, interest for the period beginning on the date of disbursement and ending on and including the last day of such calendar month shall be payable by Borrower simultaneously with the execution of this Note. If disbursement of principal is made by Lender to Borrower on the first day of a calendar month, then no payment will be due from Borrower at the time of the execution of this Note. The Installment Due Date for the first monthly installment payment under Section 3(d) of interest only or principal and interest, as applicable, will be the First Installment Due Date set forth in Section 1(a) of this Note. Except as provided in this Section 3(c), Section 10 and in Section 11, accrued interest will be payable in arrears.

(d)   Beginning on the First Installment Due Date, and continuing until and including the monthly installment due on the Maturity Date, principal and accrued interest shall be payable by Borrower in consecutive monthly installments due and payable on the first day of each calendar month. The amount of the monthly installment of principal and interest payable pursuant to this Section 3(d) on an Installment Due Date shall be Ninety-Four Thousand Five Hundred Eighty-Nine and 86/100 Dollars ($94,589.86).

(e)   All remaining Indebtedness, including all principal and interest, shall be due and payable by Borrower on the Maturity Date.

(f)   All payments under this Note shall be made in immediately available U.S. funds.

(g)   Any regularly scheduled monthly installment of interest only or principal and interest payable pursuant to this Section 3 that is received by Lender before the date it is due shall be deemed to have been received on the due date for the purpose of calculating interest due.

(h)   Any accrued interest remaining past due for 30 days or more, at Lender's discretion, may be added to and become part of the unpaid principal balance of this Note and any reference to "accrued interest" shall refer to accrued interest which has not become part of the unpaid principal balance. Any amount added to principal pursuant to the Loan Documents shall bear interest at the applicable rate or rates specified in this Note and shall be payable with such interest upon demand by Lender and absent such demand, as provided in this Note for the payment of principal and interest.

4.   **Application of Payments.** If at any time Lender receives, from Borrower or otherwise, any amount applicable to the Indebtedness which is less than all amounts due and payable at such time, Lender may apply the amount received to amounts then due and payable in any manner and in any order determined by Lender, in Lender's discretion. Borrower agrees that

neither Lender's acceptance of a payment from Borrower in an amount that is less than all amounts then due and payable nor Lender's application of such payment shall constitute or be deemed to constitute either a waiver of the unpaid amounts or an accord and satisfaction.

5. **Security.** The Indebtedness is secured by, among other things, the Security Instrument, and reference is made to the Security Instrument for other rights of Lender as to collateral for the Indebtedness.

6. **Acceleration.** If an Event of Default has occurred and is continuing, the entire unpaid principal balance, any accrued interest, any prepayment premium payable under Section 10 and Section 11, and all other amounts payable under this Note and any other Loan Document, shall at once become due and payable, at the option of Lender, without any prior Notice to Borrower (except if notice is required by applicable law, then after such notice). Lender may exercise this option to accelerate regardless of any prior forbearance. For purposes of exercising such option, Lender shall calculate the prepayment premium as if prepayment occurred on the date of acceleration. If prepayment occurs thereafter, Lender shall recalculate the prepayment premium as of the actual prepayment date.

7. **Late Charge.**

(a) If any monthly installment of interest or principal and interest or other amount payable under this Note or under the Security Instrument or any other Loan Document is not received in full by Lender within ten (10) days after the installment or other amount is due, counting from and including the date such installment or other amount is due (unless applicable law requires a longer period of time before a late charge may be imposed, in which event such longer period shall be substituted), Borrower shall pay to Lender, immediately and without demand by Lender, a late charge equal to five percent (5%) of such installment or other amount due (unless applicable law requires a lesser amount be charged, in which event such lesser amount shall be substituted).

(b) Borrower acknowledges that its failure to make timely payments will cause Lender to incur additional expenses in servicing and processing the Loan and that it is extremely difficult and impractical to determine those additional expenses. Borrower agrees that the late charge payable pursuant to this Section represents a fair and reasonable estimate, taking into account all circumstances existing on the date of this Note, of the additional expenses Lender will incur by reason of such late payment. The late charge is payable in addition to, and not in lieu of, any interest payable at the Default Rate pursuant to Section 8.

8. **Default Rate.**

(a) So long as (i) any monthly installment under this Note remains past due for thirty (30) days or more or (ii) any other Event of Default has occurred and is continuing, then notwithstanding anything in Section 3 of this Note to the contrary, interest under this Note shall accrue on the unpaid principal balance from the Installment Due Date of the first such unpaid monthly installment or the occurrence of such other Event of Default, as applicable, at the Default Rate.

(b) From and after the Maturity Date, the unpaid principal balance shall continue to bear interest at the Default Rate until and including the date on which the entire principal balance is paid in full.

(c)   Borrower acknowledges that (i) its failure to make timely payments will cause Lender to incur additional expenses in servicing and processing the Loan, (ii) during the time that any monthly installment under this Note is delinquent for thirty (30) days or more, Lender will incur additional costs and expenses arising from its loss of the use of the money due and from the adverse impact on Lender's ability to meet its other obligations and to take advantage of other investment opportunities; and (iii) it is extremely difficult and impractical to determine those additional costs and expenses. Borrower also acknowledges that, during the time that any monthly installment under this Note is delinquent for thirty (30) days or more or any other Event of Default has occurred and is continuing, Lender's risk of nonpayment of this Note will be materially increased and Lender is entitled to be compensated for such increased risk. Borrower agrees that the increase in the rate of interest payable under this Note to the Default Rate represents a fair and reasonable estimate, taking into account all circumstances existing on the date of this Note, of the additional costs and expenses Lender will incur by reason of the Borrower's delinquent payment and the additional compensation Lender is entitled to receive for the increased risks of nonpayment associated with a delinquent loan.

9.   Limits on Personal Liability.

(a)   Except as otherwise provided in this Section 9, Borrower shall have no personal liability under this Note, the Security Instrument or any other Loan Document for the repayment of the Indebtedness or for the performance of any other obligations of Borrower under the Loan Documents and Lender's only recourse for the satisfaction of the Indebtedness and the performance of such obligations shall be Lender's exercise of its rights and remedies with respect to the Mortgaged Property and to any other collateral held by Lender as security for the Indebtedness.   This limitation on Borrower's liability shall not limit or impair Lender's enforcement of its rights against any guarantor of the Indebtedness or any guarantor of any other obligations of Borrower.

(b)   Borrower shall be personally liable to Lender for the amount of the Base Recourse, plus any other amounts for which Borrower has personal liability under this Section 9.

(c)   In addition to the Base Recourse, Borrower shall be personally liable to Lender for the repayment of a further portion of the Indebtedness equal to any loss or damage suffered by Lender as a result of the occurrence of any of the following events:

(i)   Borrower fails to pay to Lender upon demand after an Event of Default all Rents to which Lender is entitled under Section 3(a) of the Security Instrument and the amount of all security deposits collected by Borrower from tenants then in residence. However, Borrower will not be personally liable for any failure described in this subsection (i) if Borrower is unable to pay to Lender all Rents and security deposits as required by the Security Instrument because of a valid order issued in a bankruptcy, receivership, or similar judicial proceeding.

(ii)   Borrower fails to apply all insurance proceeds and condemnation proceeds as required by the Security Instrument. However, Borrower will not be personally liable for any failure described in this subsection (ii) if Borrower is unable to apply insurance or condemnation proceeds as required by the Security Instrument because of a valid order issued in a bankruptcy, receivership, or similar judicial proceeding.

(iii)   Borrower fails to comply with Section 14(g) or (i) of the Security Instrument relating to the delivery of books and records, statements, schedules and reports.

(iv)   Borrower fails to pay when due in accordance with the terms of the Security Instrument the amount of any item below marked "Deferred"; provided however, that if no item is marked "Deferred", this Section 9(c)(iv) shall be of no force or effect.

[Deferred]	Hazard Insurance premiums or other insurance premiums,
[Collect]	Taxes,
[Deferred]	water and sewer charges (that could become a lien on the Mortgaged Property),
[N/A]	ground rents,
[Deferred]	assessments or other charges (that could become a lien on the Mortgaged Property)

(v)   Borrower engages in any willful act of material waste of the Mortgaged Property.

(d)   In addition to the Base Recourse, Borrower shall be personally liable to Lender for:

(i)   the performance of all of Borrower's obligations under Section 18 of the Security Instrument (relating to environmental matters);

(ii)   the costs of any audit under Section 14(g) of the Security Instrument; and

(iii)   any costs and expenses incurred by Lender in connection with the collection of any amount for which Borrower is personally liable under this Section 9, including Attorneys' Fees and Costs and the costs of conducting any independent audit of Borrower's books and records to determine the amount for which Borrower has personal liability.

(e)   All payments made by Borrower with respect to the Indebtedness and all amounts received by Lender from the enforcement of its rights under the Security Instrument and the other Loan Documents shall be applied first to the portion of the Indebtedness for which Borrower has no personal liability.

(f)   Notwithstanding the Base Recourse, Borrower shall become personally liable to Lender for the repayment of all of the Indebtedness upon the occurrence of any of the following Events of Default:

(i)   Borrower or any SPE Equity Owner fails to comply with Section 33 of the Security Instrument;

(ii)   a Transfer (including, but not limited to, a lien or encumbrance) that is an Event of Default under Section 21 of the Security Instrument, other than a Transfer consisting solely of the involuntary removal or involuntary withdrawal of a general partner in a limited partnership or a manager in a limited liability company;

(iii) fraud or written material misrepresentation by Borrower or any officer, director, partner, member or employee of Borrower in connection with the application for or creation of the Indebtedness or any request for any action or consent by Lender;

(iv) Borrower or any SPE Equity Owner voluntarily files for bankruptcy protection under the United States Bankruptcy Code;

(v) Borrower or any SPE Equity Owner voluntarily becomes subject to any reorganization, receivership, insolvency proceeding, or other similar proceeding pursuant to any other federal or state law affecting debtor and creditor rights;

(vi) The Mortgaged Property or any part thereof becomes an asset in a voluntary bankruptcy or becomes subject to any reorganization, receivership, insolvency proceeding, or other similar proceeding pursuant to any other federal or state law affecting debtor and creditor rights;

(vii) an order of relief is entered against Borrower or any SPE Equity Owner pursuant to the United States Bankruptcy Code or other federal or state law affecting debtor and creditor rights in any involuntary bankruptcy proceeding initiated or joined in by a "**Related Party;**" or

(viii) an involuntary bankruptcy or other involuntary insolvency proceeding is commenced against Borrower or any SPE Equity Owner (by a party other than Lender) but only if Borrower or such SPE Equity Owner has failed to use commercially reasonable efforts to dismiss such proceeding or has consented to such proceeding.

For purposes of this Section, the term "**Related Party**" means:

(A) Borrower, any guarantor or any SPE Equity Owner; and

(B) any Person that holds, directly or indirectly, any ownership interest in or right to manage Borrower, any guarantor or any SPE Equity Owner, including without limitation, any shareholder, member or partner of Borrower, any guarantor or any SPE Equity Owner; and

(C) any Person in which any ownership interest (direct or indirect) or right to manage is held by Borrower, any guarantor, any SPE Equity Owner or any partner, shareholder or member of, or any other Person holding an interest in, Borrower, any guarantor or any SPE Equity Owner; and

(D) any other creditor of Borrower that is related by blood, marriage or adoption to Borrower, any guarantor, any SPE Equity Owner or any partner, shareholder or member of, or any other Person holding an interest in, Borrower, any guarantor or any SPE Equity Owner.

If Borrower, any guarantor, any SPE Equity Owner or any Related Party has solicited creditors to initiate or participate in any proceeding referred to in this Section 9, regardless of

whether any of the creditors solicited actually initiates or participates in the proceeding, then such proceeding shall be considered as having been initiated by a Related Party.

(g)   To the extent that Borrower has personal liability under this Section 9, Lender may exercise its rights against Borrower personally without regard to whether Lender has exercised any rights against the Mortgaged Property or any other security, or pursued any rights against any guarantor, or pursued any other rights available to Lender under this Note, the Security Instrument, any other Loan Document or applicable law. To the fullest extent permitted by applicable law, in any action to enforce Borrower's personal liability under this Section 9, Borrower waives any right to set off the value of the Mortgaged Property against such personal liability.

10.   **Voluntary and Involuntary Prepayments During the Prepayment Premium Period (Section Applies Prior to Securitization and if Loan is Assigned to REMIC Trust On or After the Cut-off Date).**

(a)   This Section 10 shall apply (i) prior to the date that this Note is assigned to a REMIC trust and (ii) if this Note is assigned to a REMIC trust on or after the Cut-off Date. This Section 10 shall be of no effect if this Note is assigned to a REMIC trust prior to the Cut-off Date.

(b)   Any receipt by Lender of principal due under this Note prior to the Maturity Date, other than principal required to be paid in monthly installments pursuant to Section 3, constitutes a prepayment of principal under this Note. Without limiting the foregoing, any application by Lender, prior to the Maturity Date, of any proceeds of collateral or other security to the repayment of any portion of the unpaid principal balance of this Note constitutes a prepayment under this Note.

(c)   During the Prepayment Premium Period, the Borrower may voluntarily prepay all of the unpaid principal balance of this Note on an Installment Due Date so long as Borrower designates the date for such prepayment in a Notice from Borrower to Lender given at least 30 days prior to the date of such prepayment. Unless Lender has previously notified Borrower of the expiration of the Prepayment Premium Period, upon receipt of such Notice from Borrower, Lender will notify Borrower if the Note has been assigned to a REMIC trust and the Prepayment Premium Period has expired. If an Installment Due Date (as defined in Section 1(a)) falls on a day which is not a Business Day, then with respect to payments made under this Section 10 only, the term "Installment Due Date" shall mean the Business Day immediately preceding the scheduled Installment Due Date.

(d)   Notwithstanding Section 10(c) above, Borrower may voluntarily prepay all of the unpaid principal balance of this Note on a Business Day other than an Installment Due Date if Borrower provides Lender with the Notice set forth in Section 10(c) above and meets the other requirements set forth in this subsection. Borrower acknowledges that Lender has agreed that Borrower may prepay principal on a Business Day other than an Installment Due Date only because Lender shall deem any prepayment received by Lender on any day other than an Installment Due Date to have been received on the Installment Due Date immediately following such prepayment and Borrower shall be responsible for all interest that would have been due if the prepayment had actually been made on the Installment Due Date immediately following such prepayment.

(e)   Unless otherwise expressly provided in the Loan Documents, Borrower may not voluntarily prepay less than all of the unpaid principal balance of this Note. In order to voluntarily prepay all of the principal of this Note, Borrower must pay to Lender, together with the amount of principal being prepaid, (i) all accrued and unpaid interest due under this Note, plus (ii) all other sums due to Lender at the time of such prepayment, plus (iii) any prepayment premium calculated pursuant to Section 10(f).

(f)   Except as provided in Section 10(g) below, a prepayment premium shall be due and payable by Borrower in connection with any prepayment of principal under this Note during the Prepayment Premium Period. The prepayment premium shall be in the form of U.S. currency. The prepayment premium shall be computed as follows:

(i)   For any prepayment made during the Yield Maintenance Period, the prepayment premium shall be equal to the following:

the product obtained by multiplying:

(1)   the amount of principal being prepaid or accelerated,

by

(2)   the excess (if any) of the Monthly Note Rate over the Assumed Reinvestment Rate,

by

(3)   the Present Value Factor.

For purposes of this Section 10(f)(i), the following definitions shall apply:

Monthly Note Rate: one-twelfth (1/12) of the Fixed Interest Rate, expressed as a decimal calculated to five digits.

Prepayment Date: in the case of a voluntary prepayment, the date on which the prepayment is made; in the case of the application by Lender of collateral or security to a portion of the principal balance, the date of such application.

Assumed Reinvestment Rate: one-twelfth (1/12) of the yield rate, as of the close of the trading session which is 5 Business Days before the Prepayment Date, on the Treasury Security, as reported in *The Wall Street Journal*, expressed as a decimal calculated to five digits. In the event that no yield is published on the applicable date for the Treasury Security, Lender, in its discretion, shall select the non-callable Treasury Security maturing in the same year as the Treasury Security with the lowest yield published in *The Wall Street Journal* as of the applicable date. If the publication of such yield rates in *The Wall Street Journal* is discontinued for any reason, Lender shall select a security with a comparable rate and term to the Treasury Security. The selection of an alternate security pursuant to this Section 10 shall be made in Lender's discretion.

Present Value Factor: the factor that discounts to present value the costs resulting to Lender from the difference in interest rates during the months remaining in the Yield Maintenance Period using the Assumed Reinvestment Rate as the discount rate, with monthly compounding, expressed numerically as follows:

$$\frac{1 - \left(\dfrac{1}{1 + ARR}\right)^{n}}{ARR}$$

n = the number of months remaining in the Yield Maintenance Period; provided, however, if a prepayment occurs on an Installment Due Date, then the number of months remaining in the Yield Maintenance Period shall be calculated beginning with the month in which such prepayment occurs and if such prepayment occurs on a Business Day other than an Installment Due Date, then the number of months remaining in the Yield Maintenance Period shall be calculated beginning with the month immediately following the date of such prepayment.

ARR = Assumed Reinvestment Rate

(ii)   For any prepayment made after the expiration of the Yield Maintenance Period but during the remainder of the Prepayment Premium Period, the prepayment premium shall be 1.0% of the amount of principal being prepaid.

(g)   Notwithstanding any other provision of this Section 10, no prepayment premium shall be payable with respect to (i) any prepayment made during the Window Period, or (ii) any prepayment occurring as a result of the application of any insurance proceeds or condemnation award under the Security Instrument.

(h)   Unless Lender agrees otherwise in writing, a permitted or required prepayment of less than the unpaid principal balance of this Note shall not extend or postpone the due date of any subsequent monthly installments or change the amount of such installments.

(i)   Borrower recognizes that any prepayment of any of the unpaid principal balance of this Note, whether voluntary or involuntary or resulting from an Event of Default by Borrower, will result in Lender's incurring loss, including reinvestment loss, additional expense and frustration or impairment of Lender's ability to meet its commitments to third parties. Borrower agrees to pay to Lender upon demand damages for the detriment caused by any prepayment, and agrees that it is extremely difficult and impractical to ascertain the extent of such damages. Borrower therefore acknowledges and agrees that the formula for calculating prepayment premiums set forth in this Note represents a reasonable estimate of the damages Lender will incur because of a prepayment. Borrower further acknowledges that the prepayment premium provisions of this Note are a material part of the consideration for the Loan, and that the terms of this Note are in other respects more favorable to Borrower as a result of the Borrower's voluntary agreement to the prepayment premium provisions.

11. **Voluntary and Involuntary Prepayments During the Lockout Period and During the Defeasance Period (Section Applies if Loan is Assigned to REMIC Trust Prior to the Cut-off Date).**

(a)   This Section 11 shall apply in the event this Note is assigned to a REMIC trust prior to the Cut-off Date. This Section 11 shall be of no effect if this Note is assigned to a REMIC trust on or after the Cut-off Date.

(b)   Any receipt by Lender of principal due under this Note prior to the Maturity Date, other than principal required to be paid in monthly installments pursuant to Section 3, constitutes a prepayment of principal under this Note. Without limiting the foregoing, any application by Lender, prior to the Maturity Date, of any proceeds of collateral or other security to the repayment of any portion of the unpaid principal balance of this Note constitutes a prepayment under this Note.

(c)   Borrower may not voluntarily prepay any portion of the principal balance of this Note during the Lockout Period or during the Defeasance Period; provided, however, any prepayment occurring as a result of the application of any insurance proceeds or condemnation award under the Security Instrument shall be permitted during the Lockout Period and during the Defeasance Period. If any portion of the principal balance of this Note is prepaid during the Lockout Period or during the Defeasance Period by reason of the application by Lender of any proceeds of collateral or other security to any portion of the unpaid principal balance of this Note or following a determination that the prohibition on voluntary prepayments during the Lockout Period or during the Defeasance Period is in contravention of applicable law, then Borrower must also pay to Lender upon demand by Lender, a prepayment premium equal to five percent (5.0%) of the amount of principal being prepaid.

(d)   Notwithstanding any other provision of this Section 11, no prepayment premium shall be payable with respect to (i) any prepayment made during the Window Period, or (ii) any prepayment occurring as a result of the application of any insurance proceeds or condemnation award under the Security Instrument.

(e)   After the expiration of the Lockout Period and the Defeasance Period, Borrower may voluntarily prepay all of the unpaid principal balance of this Note on an Installment Due Date so long as Borrower designates the date for such prepayment in a Notice from Borrower to Lender given at least 30 days prior to the date of such prepayment. If an Installment Due Date (as defined in Section 1(a)) falls on a day which is not a Business Day, then with respect to payments made under this Section 11 only, the term "Installment Due Date" shall mean the Business Day immediately preceding the scheduled Installment Due Date.

(f)   Notwithstanding Section 11(e) above, following the end of the Lockout Period and the Defeasance Period, Borrower may voluntarily prepay all of the unpaid principal balance of this Note on a Business Day other than an Installment Due Date if Borrower provides Lender with the Notice set forth in Section 11(e) and meets the other requirements set forth in this subsection. Borrower acknowledges that Lender has agreed that Borrower may prepay principal on a Business Day other than an Installment Due Date only because Lender shall deem any prepayment received by Lender on any day other than an Installment Due Date to have been received on the Installment Due Date immediately following such prepayment and Borrower shall be responsible for all interest that would have been due if the prepayment had actually been made on the Installment Due Date immediately following such prepayment.

(g)   Unless otherwise expressly provided in the Loan Documents, Borrower may not voluntarily prepay less than all of the unpaid principal balance of this Note. In order to voluntarily prepay all of the principal of this Note, Borrower must also pay to Lender, together with the amount of principal being prepaid, (i) all accrued and unpaid interest due under this Note, plus (ii) all other sums due to Lender at the time of such prepayment.

(h)   Unless Lender agrees otherwise in writing, a permitted or required prepayment of less than the unpaid principal balance of this Note shall not extend or postpone the due date of any subsequent monthly installments or change the amount of such installments.

(i)   Borrower recognizes that any prepayment of any of the unpaid principal balance of this Note, whether voluntary or involuntary or resulting from an Event of Default by Borrower, will result in Lender's incurring loss, including reinvestment loss, additional expense and frustration or impairment of Lender's ability to meet its commitments to third parties. Borrower agrees to pay to Lender upon demand damages for the detriment caused by any prepayment, and agrees that it is extremely difficult and impractical to ascertain the extent of such damages. Borrower therefore acknowledges and agrees that the formula for calculating prepayment premiums set forth in Section 11(c) of this Note represents a reasonable estimate of the damages Lender will incur because of a prepayment. Borrower further acknowledges that the lockout and prepayment premium provisions of this Note are a material part of the consideration for the Loan, and that the terms of this Note are in other respects more favorable to Borrower as a result of the Borrower's voluntary agreement to the prepayment premium provisions.

(j)   If, after the expiration of the Lockout Period, the Borrower defeases the Loan as described in Section 44 of the Security Instrument during the Defeasance Period, Borrower shall not have the right to voluntarily prepay any of the principal of this Note at any time.

12.   **DEFEASANCE (Section Applies if Loan is Assigned to REMIC Trust Prior to the Cut-off Date).**

(a)   This Section 12 shall apply in the event this Note is assigned to a REMIC trust prior to the Cut-off Date. This Section 12 shall be of no effect if this Note is assigned to a REMIC trust on or after the Cut-off Date.

(b)   Section 5 of this Note is amended by adding a new paragraph at the end thereof as follows:

If Borrower obtains a release of the Mortgaged Property from the lien of the Security Instrument pursuant to Section 44 of the Security Instrument, the Indebtedness shall be secured by the Pledge Agreement and reference shall be made to the Pledge Agreement for other rights of Lender as to collateral for the Indebtedness.

(c)   Section 9 of this Note is amended by adding a new paragraph at the end thereof as follows:

If Borrower obtains a release of the Mortgaged Property from the lien of the Security Instrument pursuant to Section 44 of the Security Instrument, Borrower shall have no personal liability under this Note or the Pledge Agreement for the

repayment of the Indebtedness or for the performance of any other obligations of Borrower under this Note or the Pledge Agreement (other than any liability under Section 18 of the Security Instrument for events that occur prior to the Defeasance Closing Date, whether discovered before or after the Defeasance Closing Date), and Lender's only recourse for the satisfaction of the Indebtedness and the performance of such obligations shall be Lender's exercise of its rights and remedies with respect to the collateral held by Lender under the Pledge Agreement as security for the Indebtedness.

(d)   Section 21(a) of this Note is amended by adding a new paragraph at the end thereof as follows:

> If Borrower obtains a release of the Mortgaged Property from the lien of the Security Instrument pursuant to Section 44 of the Security Instrument, all Notices, demands and other communications required or permitted to be given pursuant to this Note shall be given in accordance with the Pledge Agreement.

13.   Costs and Expenses. To the fullest extent allowed by applicable law, Borrower shall pay all expenses and costs, including Attorneys' Fees and Costs incurred by Lender as a result of any default under this Note or in connection with efforts to collect any amount due under this Note, or to enforce the provisions of any of the other Loan Documents, including those incurred in post-judgment collection efforts and in any bankruptcy proceeding (including any action for relief from the automatic stay of any bankruptcy proceeding) or judicial or non-judicial foreclosure proceeding. Borrower acknowledges and agrees that, in connection with each request by Borrower under this Note or any Loan Document, Borrower shall pay all reasonable Attorneys' Fees and Costs and expenses incurred by Lender, including any fees charged by the Rating Agencies, regardless of whether the matter is approved, denied or withdrawn.

14.   Forbearance. Any forbearance by Lender in exercising any right or remedy under this Note, the Security Instrument, or any other Loan Document or otherwise afforded by applicable law, shall not be a waiver of or preclude the exercise of that or any other right or remedy. The acceptance by Lender of any payment after the due date of such payment, or in an amount which is less than the required payment, shall not be a waiver of Lender's right to require prompt payment when due of all other payments or to exercise any right or remedy with respect to any failure to make prompt payment. Enforcement by Lender of any security for Borrower's obligations under this Note shall not constitute an election by Lender of remedies so as to preclude the exercise of any other right or remedy available to Lender.

15.   Waivers. Borrower and all endorsers and guarantors of this Note and all other third party obligors waive presentment, demand, notice of dishonor, protest, notice of acceleration, notice of intent to demand or accelerate payment or maturity, presentment for payment, notice of nonpayment, grace, and diligence in collecting the Indebtedness.

16.   Loan Charges. Neither this Note nor any of the other Loan Documents shall be construed to create a contract for the use, forbearance or detention of money requiring payment of interest at a rate greater than the Maximum Interest Rate. If any applicable law limiting the amount of interest or other charges permitted to be collected from Borrower in connection with the Loan is interpreted so that any interest or other charge provided for in any Loan Document, whether considered separately or together with other charges provided for in any other Loan Document, violates that law, and Borrower is entitled to the benefit of that law, that interest or

charge is hereby reduced to the extent necessary to eliminate that violation. The amounts, if any, previously paid to Lender in excess of the permitted amounts shall be applied by Lender to reduce the unpaid principal balance of this Note. For the purpose of determining whether any applicable law limiting the amount of interest or other charges permitted to be collected from Borrower has been violated, all Indebtedness that constitutes interest, as well as all other charges made in connection with the Indebtedness that constitute interest, shall be deemed to be allocated and spread ratably over the stated term of this Note. Unless otherwise required by applicable law, such allocation and spreading shall be effected in such a manner that the rate of interest so computed is uniform throughout the stated term of this Note.

17.   Commercial Purpose.   Borrower represents that Borrower is incurring the Indebtedness solely for the purpose of carrying on a business or commercial enterprise, and not for personal, family, household, or agricultural purposes.

18.   Counting of Days.   Except where otherwise specifically provided, any reference in this Note to a period of "days" means calendar days, not Business Days.

19.   Governing Law.   This Note shall be governed by the law of the Property Jurisdiction.

20.   Captions.   The captions of the Sections of this Note are for convenience only and shall be disregarded in construing this Note.

21.   Notices; Written Modifications.

(a)   All Notices, demands and other communications required or permitted to be given pursuant to this Note shall be given in accordance with Section 31 of the Security Instrument.

(b)   Any modification or amendment to this Note shall be ineffective unless in writing signed by the party sought to be charged with such modification or amendment; provided, however, in the event of a Transfer under the terms of the Security Instrument that requires Lender's consent, any or some or all of the Modifications to Multifamily Note set forth in Exhibit A to this Note may be modified or rendered void by Lender at Lender's option, by Notice to Borrower and the transferee, as a condition of Lender's consent.

22.   Consent to Jurisdiction and Venue.   Borrower agrees that any controversy arising under or in relation to this Note may be litigated in the Property Jurisdiction. The state and federal courts and authorities with jurisdiction in the Property Jurisdiction shall have jurisdiction over all controversies that shall arise under or in relation to this Note. Borrower irrevocably consents to service, jurisdiction, and venue of such courts for any such litigation and waives any other venue to which it might be entitled by virtue of domicile, habitual residence or otherwise. However, nothing in this Note is intended to limit any right that Lender may have to bring any suit, action or proceeding relating to matters arising under this Note in any court of any other jurisdiction.

23.   WAIVER OF TRIAL BY JURY.   BORROWER AND LENDER EACH (A) AGREES NOT TO ELECT A TRIAL BY JURY WITH RESPECT TO ANY ISSUE ARISING OUT OF THIS NOTE OR THE RELATIONSHIP BETWEEN THE PARTIES AS LENDER AND BORROWER THAT IS TRIABLE OF RIGHT BY A JURY AND (B) WAIVES ANY RIGHT TO TRIAL BY JURY WITH RESPECT TO SUCH ISSUE TO THE EXTENT THAT ANY SUCH RIGHT EXISTS NOW OR IN THE FUTURE. THIS

WAIVER OF RIGHT TO TRIAL BY JURY IS SEPARATELY GIVEN BY EACH PARTY, KNOWINGLY AND VOLUNTARILY WITH THE BENEFIT OF COMPETENT LEGAL COUNSEL.

24.   State-Specific Provisions. N/A

ATTACHED EXHIBIT. The Exhibit noted below, if marked with an "X" in the space provided, is attached to this Note:

[X]   Exhibit A   Modifications to Multifamily Note

IN WITNESS WHEREOF, and in consideration of the Lender's agreement to lend Borrower the principal amount set forth above, Borrower has signed and delivered this Note under seal or has caused this Note to be signed and delivered under seal by its duly authorized representative.

NLP SWIFT CREEK , LLC, a Delaware limited
liability company

By: NTS Realty Holdings Limited Partnership, a
Delaware limited partnership, its sole member

    By: NTS Realty Capital, Inc., a Delaware
    corporation, its managing general
    partner

    By: (SEAL)
    Name: Neil A. Mitchell
    Title: Sr. Vice Pres.

27-1213409
Borrower's Social Security/Employer ID Number

PAY TO THE ORDER OF FEDERAL HOME
LOAN MORTGAGE CORPORATION,
WITHOUT RECOURSE

HOLLIDAY FENOGLIO FOWLER, L.P., a
Texas limited partnership

By: Holliday GP Corp., a Delaware
corporation, its general partner

By: [signature] (SEAL)
Patrick V. Kinlan
Vice President

FHLMC Loan No. 534381278

EXHIBIT A

MODIFICATIONS TO MULTIFAMILY NOTE

The following modifications are made to the text of the Note that precedes this Exhibit.

1. Section 1(a) is amended to delete the definition of "Security Instrument" in its entirety and replace it with the following:

    "**Security Instrument**" means, collectively, the multifamily mortgage, deed to secure debt or deed of trust effective as of the effective date of this Note, from Borrower to or for the benefit of Lender, together with all other Mortgages (as defined in that certain Master Cross-Collateralization Agreement dated as of the date of this Note, by and among the Lender, the Borrower and the other entities identified as Borrower on Exhibit A attached thereto), each of which is securing the payment and performance of the Borrower's obligations under this Note.

MULTIFAMILY NOTE-CME
MULTISTATE – FIXED RATE
(REVISION DATE 8-14-2009)

US $27,000,000.00   Effective Date: As of December 16, 2009

FOR VALUE RECEIVED, the undersigned (together with such party's or parties' successors and assigns, "**Borrower**") jointly and severally (if more than one) promises to pay to the order of **HOLLIDAY FENOGLIO FOWLER, L.P.**, a Texas limited partnership, the principal sum of Twenty-Seven Million and 00/100 Dollars (US $27,000,000.00), with interest on the unpaid principal balance, as hereinafter provided.

1.   **Defined Terms.**

(a)   As used in this Note:

"**Base Recourse**" means a portion of the Indebtedness equal to zero percent (0%) of the original principal balance of this Note.

"**Business Day**" means any day other than a Saturday, a Sunday or any other day on which Lender or the national banking associations are not open for business.

"**Cut-off Date**" means the twelfth (12th) Installment Due Date.

"**Default Rate**" means an annual interest rate equal to four (4) percentage points above the Fixed Interest Rate. However, at no time will the Default Rate exceed the Maximum Interest Rate.

"**Defeasance Period**" is the period beginning the day after the Defeasance Date until but not including the first day of the Window Period. The Defeasance Period only applies if this Note is assigned to a REMIC trust prior to the Cut-off Date.

"**Fixed Interest Rate**" means the annual interest rate of five and forty hundredths percent (5.40%).

"**Installment Due Date**" means, for any monthly installment of interest only or principal and interest, the date on which such monthly installment is due and payable pursuant to Section 3 of this Note. The "**First Installment Due Date**" under this Note is February 1, 2010.

"**Lender**" means the holder from time to time of this Note.

"**Loan**" means the loan evidenced by this Note.

"**Lockout Period**" means the period beginning on the day that this Note is assigned to a REMIC trust until and including the Defeasance Date. The Lockout

Period only applies if this Note is assigned to a REMIC trust prior to the Cut-off Date.

"**Maturity Date**" means the earlier of (i) January 1, 2020 (the "**Scheduled Maturity Date**"), and (ii) the date on which the unpaid principal balance of this Note becomes due and payable by acceleration or otherwise pursuant to the Loan Documents or the exercise by Lender of any right or remedy under any Loan Document.

"**Maximum Interest Rate**" means the rate of interest that results in the maximum amount of interest allowed by applicable law.

"**Prepayment Premium Period**" means the period during which, if a prepayment of principal occurs, a prepayment premium will be payable by Borrower to Lender. The Prepayment Premium Period is the period from and including the date of this Note until but not including the earlier to occur of the following (i) the day that this Note is assigned to a REMIC trust if this Note is assigned to a REMIC trust prior to the Cut-off Date or (ii) the first day of the Window Period. The Prepayment Premium Period only applies if this Note is not assigned to a REMIC trust or if this Note is assigned to a REMIC trust on or after the Cut-off Date.

"**Security Instrument**" means the multifamily mortgage, deed to secure debt or deed of trust effective as of the effective date of this Note, from Borrower to or for the benefit of Lender and securing this Note.

"**Treasury Security**" means the 3.625% U.S. Treasury Security due August 15, 2019.

"**Window Period**" means the three (3) consecutive calendar month period prior to the Scheduled Maturity Date.

"**Yield Maintenance Period**" means the period from and including the date of this Note until but not including the earlier to occur of the following (i) the first day that the Note is assigned to a REMIC trust or (ii) July 1, 2019 (the "**Yield Maintenance Expiration Date**"). The Yield Maintenance Period only applies if this Note is not assigned to a REMIC trust or if this Note is assigned to a REMIC trust on or after the Cut-off Date.

(b)   Other capitalized terms used but not defined in this Note shall have the meanings given to such terms in the Security Instrument.

2.   **Address for Payment.** All payments due under this Note shall be payable at (i) if by regular mail – Holliday Fenoglio Fowler, L.P., Post Office Box 840637, Dallas, Texas 75284-0637, or (ii) if by overnight mail – Bank of America Lockbox Services, Lockbox 840637, 1950 N. Stemmons Freeway, Suite 5010, Dallas, Texas 75207, or such other place as may be designated by Notice to Borrower from or on behalf of Lender.

3.   **Payments.**

(a)   Interest will accrue on the outstanding principal balance of this Note at the Fixed Interest Rate, subject to the provisions of Section 8 of this Note.

(b)   Interest under this Note shall be computed, payable and allocated on the basis of an actual/360 interest calculation schedule (interest is payable for the actual number of days in each month, and each month's interest is calculated by multiplying the unpaid principal amount of this Note as of the first day of the month for which interest is being calculated by the Fixed Interest Rate, dividing the product by 360, and multiplying the quotient by the number of days in the month for which interest is being calculated). The portion of the monthly installment of principal and interest under this Note attributable to principal and the portion attributable to interest will vary based upon the number of days in the month for which such installment is paid. Each monthly payment of principal and interest will first be applied to pay in full interest due, and the balance of the monthly installment payment paid by Borrower will be credited to principal.

(c)   Unless disbursement of principal is made by Lender to Borrower on the first day of a calendar month, interest for the period beginning on the date of disbursement and ending on and including the last day of such calendar month shall be payable by Borrower simultaneously with the execution of this Note. If disbursement of principal is made by Lender to Borrower on the first day of a calendar month, then no payment will be due from Borrower at the time of the execution of this Note. The Installment Due Date for the first monthly installment payment under Section 3(d) of interest only or principal and interest, as applicable, will be the First Installment Due Date set forth in Section 1(a) of this Note. Except as provided in this Section 3(c), Section 10 and in Section 11, accrued interest will be payable in arrears.

(d)   Beginning on the First Installment Due Date, and continuing until and including the monthly installment due on the Maturity Date, principal and accrued interest shall be payable by Borrower in consecutive monthly installments due and payable on the first day of each calendar month. The amount of the monthly installment of principal and interest payable pursuant to this Section 3(d) on an Installment Due Date shall be One Hundred Fifty-One Thousand Six Hundred Thirteen and 31/100 Dollars ($151,613.31).

(e)   All remaining Indebtedness, including all principal and interest, shall be due and payable by Borrower on the Maturity Date.

(f)   All payments under this Note shall be made in immediately available U.S. funds.

(g)   Any regularly scheduled monthly installment of interest only or principal and interest payable pursuant to this Section 3 that is received by Lender before the date it is due shall be deemed to have been received on the due date for the purpose of calculating interest due.

(h)   Any accrued interest remaining past due for 30 days or more, at Lender's discretion, may be added to and become part of the unpaid principal balance of this Note and any reference to "accrued interest" shall refer to accrued interest which has not become part of the unpaid principal balance. Any amount added to principal pursuant to the Loan Documents shall bear interest at the applicable rate or rates specified in this Note and shall be payable with such interest upon demand by Lender and absent such demand, as provided in this Note for the payment of principal and interest.

4.   **Application of Payments.** If at any time Lender receives, from Borrower or otherwise, any amount applicable to the Indebtedness which is less than all amounts due and payable at such time, Lender may apply the amount received to amounts then due and payable in any manner and in any order determined by Lender, in Lender's discretion. Borrower agrees that

neither Lender's acceptance of a payment from Borrower in an amount that is less than all amounts then due and payable nor Lender's application of such payment shall constitute or be deemed to constitute either a waiver of the unpaid amounts or an accord and satisfaction.

5. **Security.** The Indebtedness is secured by, among other things, the Security Instrument, and reference is made to the Security Instrument for other rights of Lender as to collateral for the Indebtedness.

6. **Acceleration.** If an Event of Default has occurred and is continuing, the entire unpaid principal balance, any accrued interest, any prepayment premium payable under Section 10 and Section 11, and all other amounts payable under this Note and any other Loan Document, shall at once become due and payable, at the option of Lender, without any prior Notice to Borrower (except if notice is required by applicable law, then after such notice). Lender may exercise this option to accelerate regardless of any prior forbearance. For purposes of exercising such option, Lender shall calculate the prepayment premium as if prepayment occurred on the date of acceleration. If prepayment occurs thereafter, Lender shall recalculate the prepayment premium as of the actual prepayment date.

7. **Late Charge.**

(a) If any monthly installment of interest or principal and interest or other amount payable under this Note or under the Security Instrument or any other Loan Document is not received in full by Lender within ten (10) days after the installment or other amount is due, counting from and including the date such installment or other amount is due (unless applicable law requires a longer period of time before a late charge may be imposed, in which event such longer period shall be substituted), Borrower shall pay to Lender, immediately and without demand by Lender, a late charge equal to five percent (5%) of such installment or other amount due (unless applicable law requires a lesser amount be charged, in which event such lesser amount shall be substituted).

(b) Borrower acknowledges that its failure to make timely payments will cause Lender to incur additional expenses in servicing and processing the Loan and that it is extremely difficult and impractical to determine those additional expenses. Borrower agrees that the late charge payable pursuant to this Section represents a fair and reasonable estimate, taking into account all circumstances existing on the date of this Note, of the additional expenses Lender will incur by reason of such late payment. The late charge is payable in addition to, and not in lieu of, any interest payable at the Default Rate pursuant to Section 8.

8. **Default Rate.**

(a) So long as (i) any monthly installment under this Note remains past due for thirty (30) days or more or (ii) any other Event of Default has occurred and is continuing, then notwithstanding anything in Section 3 of this Note to the contrary, interest under this Note shall accrue on the unpaid principal balance from the Installment Due Date of the first such unpaid monthly installment or the occurrence of such other Event of Default, as applicable, at the Default Rate.

(b) From and after the Maturity Date, the unpaid principal balance shall continue to bear interest at the Default Rate until and including the date on which the entire principal balance is paid in full.

(c) Borrower acknowledges that (i) its failure to make timely payments will cause Lender to incur additional expenses in servicing and processing the Loan, (ii) during the time that any monthly installment under this Note is delinquent for thirty (30) days or more, Lender will incur additional costs and expenses arising from its loss of the use of the money due and from the adverse impact on Lender's ability to meet its other obligations and to take advantage of other investment opportunities; and (iii) it is extremely difficult and impractical to determine those additional costs and expenses. Borrower also acknowledges that, during the time that any monthly installment under this Note is delinquent for thirty (30) days or more or any other Event of Default has occurred and is continuing, Lender's risk of nonpayment of this Note will be materially increased and Lender is entitled to be compensated for such increased risk. Borrower agrees that the increase in the rate of interest payable under this Note to the Default Rate represents a fair and reasonable estimate, taking into account all circumstances existing on the date of this Note, of the additional costs and expenses Lender will incur by reason of the Borrower's delinquent payment and the additional compensation Lender is entitled to receive for the increased risks of nonpayment associated with a delinquent loan.

9. Limits on Personal Liability.

(a) Except as otherwise provided in this Section 9, Borrower shall have no personal liability under this Note, the Security Instrument or any other Loan Document for the repayment of the Indebtedness or for the performance of any other obligations of Borrower under the Loan Documents and Lender's only recourse for the satisfaction of the Indebtedness and the performance of such obligations shall be Lender's exercise of its rights and remedies with respect to the Mortgaged Property and to any other collateral held by Lender as security for the Indebtedness. This limitation on Borrower's liability shall not limit or impair Lender's enforcement of its rights against any guarantor of the Indebtedness or any guarantor of any other obligations of Borrower.

(b) Borrower shall be personally liable to Lender for the amount of the Base Recourse, plus any other amounts for which Borrower has personal liability under this Section 9.

(c) In addition to the Base Recourse, Borrower shall be personally liable to Lender for the repayment of a further portion of the Indebtedness equal to any loss or damage suffered by Lender as a result of the occurrence of any of the following events:

(i) Borrower fails to pay to Lender upon demand after an Event of Default all Rents to which Lender is entitled under Section 3(a) of the Security Instrument and the amount of all security deposits collected by Borrower from tenants then in residence. However, Borrower will not be personally liable for any failure described in this subsection (i) if Borrower is unable to pay to Lender all Rents and security deposits as required by the Security Instrument because of a valid order issued in a bankruptcy, receivership, or similar judicial proceeding.

(ii) Borrower fails to apply all insurance proceeds and condemnation proceeds as required by the Security Instrument. However, Borrower will not be personally liable for any failure described in this subsection (ii) if Borrower is unable to apply insurance or condemnation proceeds as required by the Security Instrument because of a valid order issued in a bankruptcy, receivership, or similar judicial proceeding.

(iii)　　Borrower fails to comply with Section 14(g) or (i) of the Security Instrument relating to the delivery of books and records, statements, schedules and reports.

(iv)　　Borrower fails to pay when due in accordance with the terms of the Security Instrument the amount of any item below marked "Deferred"; provided however, that if no item is marked "Deferred", this Section 9(c)(iv) shall be of no force or effect.

[Deferred]	Hazard Insurance premiums or other insurance premiums,
[Collect]	Taxes,
[Deferred]	water and sewer charges (that could become a lien on the Mortgaged Property),
[N/A]	ground rents,
[Deferred]	assessments or other charges (that could become a lien on the Mortgaged Property)

(v)　　Borrower engages in any willful act of material waste of the Mortgaged Property.

(d)　　In addition to the Base Recourse, Borrower shall be personally liable to Lender for:

(i)　　the performance of all of Borrower's obligations under Section 18 of the Security Instrument (relating to environmental matters);

(ii)　　the costs of any audit under Section 14(g) of the Security Instrument; and

(iii)　　any costs and expenses incurred by Lender in connection with the collection of any amount for which Borrower is personally liable under this Section 9, including Attorneys' Fees and Costs and the costs of conducting any independent audit of Borrower's books and records to determine the amount for which Borrower has personal liability.

(e)　　All payments made by Borrower with respect to the Indebtedness and all amounts received by Lender from the enforcement of its rights under the Security Instrument and the other Loan Documents shall be applied first to the portion of the Indebtedness for which Borrower has no personal liability.

(f)　　Notwithstanding the Base Recourse, Borrower shall become personally liable to Lender for the repayment of all of the Indebtedness upon the occurrence of any of the following Events of Default:

(i)　　Borrower or any SPE Equity Owner fails to comply with Section 33 of the Security Instrument;

(ii)　　a Transfer (including, but not limited to, a lien or encumbrance) that is an Event of Default under Section 21 of the Security Instrument, other than a Transfer consisting solely of the involuntary removal or involuntary withdrawal of a general partner in a limited partnership or a manager in a limited liability company;

(iii) fraud or written material misrepresentation by Borrower or any officer, director, partner, member or employee of Borrower in connection with the application for or creation of the Indebtedness or any request for any action or consent by Lender;

(iv) Borrower or any SPE Equity Owner voluntarily files for bankruptcy protection under the United States Bankruptcy Code;

(v) Borrower or any SPE Equity Owner voluntarily becomes subject to any reorganization, receivership, insolvency proceeding, or other similar proceeding pursuant to any other federal or state law affecting debtor and creditor rights;

(vi) The Mortgaged Property or any part thereof becomes an asset in a voluntary bankruptcy or becomes subject to any reorganization, receivership, insolvency proceeding, or other similar proceeding pursuant to any other federal or state law affecting debtor and creditor rights;

(vii) an order of relief is entered against Borrower or any SPE Equity Owner pursuant to the United States Bankruptcy Code or other federal or state law affecting debtor and creditor rights in any involuntary bankruptcy proceeding initiated or joined in by a "**Related Party;**" or

(viii) an involuntary bankruptcy or other involuntary insolvency proceeding is commenced against Borrower or any SPE Equity Owner (by a party other than Lender) but only if Borrower or such SPE Equity Owner has failed to use commercially reasonable efforts to dismiss such proceeding or has consented to such proceeding.

For purposes of this Section, the term "**Related Party**" means:

(A) Borrower, any guarantor or any SPE Equity Owner; and

(B) any Person that holds, directly or indirectly, any ownership interest in or right to manage Borrower, any guarantor or any SPE Equity Owner, including without limitation, any shareholder, member or partner of Borrower, any guarantor or any SPE Equity Owner; and

(C) any Person in which any ownership interest (direct or indirect) or right to manage is held by Borrower, any guarantor, any SPE Equity Owner or any partner, shareholder or member of, or any other Person holding an interest in, Borrower, any guarantor or any SPE Equity Owner; and

(D) any other creditor of Borrower that is related by blood, marriage or adoption to Borrower, any guarantor, any SPE Equity Owner or any partner, shareholder or member of, or any other Person holding an interest in, Borrower, any guarantor or any SPE Equity Owner.

If Borrower, any guarantor, any SPE Equity Owner or any Related Party has solicited creditors to initiate or participate in any proceeding referred to in this Section 9, regardless of

whether any of the creditors solicited actually initiates or participates in the proceeding, then such proceeding shall be considered as having been initiated by a Related Party.

(g)   To the extent that Borrower has personal liability under this Section 9, Lender may exercise its rights against Borrower personally without regard to whether Lender has exercised any rights against the Mortgaged Property or any other security, or pursued any rights against any guarantor, or pursued any other rights available to Lender under this Note, the Security Instrument, any other Loan Document or applicable law. To the fullest extent permitted by applicable law, in any action to enforce Borrower's personal liability under this Section 9, Borrower waives any right to set off the value of the Mortgaged Property against such personal liability.

10.   **Voluntary and Involuntary Prepayments During the Prepayment Premium Period (Section Applies Prior to Securitization and if Loan is Assigned to REMIC Trust On or After the Cut-off Date).**

(a)   This Section 10 shall apply (i) prior to the date that this Note is assigned to a REMIC trust and (ii) if this Note is assigned to a REMIC trust on or after the Cut-off Date. This Section 10 shall be of no effect if this Note is assigned to a REMIC trust prior to the Cut-off Date.

(b)   Any receipt by Lender of principal due under this Note prior to the Maturity Date, other than principal required to be paid in monthly installments pursuant to Section 3, constitutes a prepayment of principal under this Note. Without limiting the foregoing, any application by Lender, prior to the Maturity Date, of any proceeds of collateral or other security to the repayment of any portion of the unpaid principal balance of this Note constitutes a prepayment under this Note.

(c)   During the Prepayment Premium Period, the Borrower may voluntarily prepay all of the unpaid principal balance of this Note on an Installment Due Date so long as Borrower designates the date for such prepayment in a Notice from Borrower to Lender given at least 30 days prior to the date of such prepayment. Unless Lender has previously notified Borrower of the expiration of the Prepayment Premium Period, upon receipt of such Notice from Borrower, Lender will notify Borrower if the Note has been assigned to a REMIC trust and the Prepayment Premium Period has expired. If an Installment Due Date (as defined in Section 1(a)) falls on a day which is not a Business Day, then with respect to payments made under this Section 10 only, the term "Installment Due Date" shall mean the Business Day immediately preceding the scheduled Installment Due Date.

(d)   Notwithstanding Section 10(c) above, Borrower may voluntarily prepay all of the unpaid principal balance of this Note on a Business Day other than an Installment Due Date if Borrower provides Lender with the Notice set forth in Section 10(c) above and meets the other requirements set forth in this subsection. Borrower acknowledges that Lender has agreed that Borrower may prepay principal on a Business Day other than an Installment Due Date only because Lender shall deem any prepayment received by Lender on any day other than an Installment Due Date to have been received on the Installment Due Date immediately following such prepayment and Borrower shall be responsible for all interest that would have been due if the prepayment had actually been made on the Installment Due Date immediately following such prepayment.

(e)   Unless otherwise expressly provided in the Loan Documents, Borrower may not voluntarily prepay less than all of the unpaid principal balance of this Note. In order to voluntarily prepay all of the principal of this Note, Borrower must pay to Lender, together with the amount of principal being prepaid, (i) all accrued and unpaid interest due under this Note, plus (ii) all other sums due to Lender at the time of such prepayment, plus (iii) any prepayment premium calculated pursuant to Section 10(f).

(f)   Except as provided in Section 10(g) below, a prepayment premium shall be due and payable by Borrower in connection with any prepayment of principal under this Note during the Prepayment Premium Period. The prepayment premium shall be in the form of U.S. currency. The prepayment premium shall be computed as follows:

(i)   For any prepayment made during the Yield Maintenance Period, the prepayment premium shall be equal to the following:

the product obtained by multiplying:

(1)   the amount of principal being prepaid or accelerated,

by

(2)   the excess (if any) of the Monthly Note Rate over the Assumed Reinvestment Rate,

by

(3)   the Present Value Factor.

For purposes of this Section 10(f)(i), the following definitions shall apply:

Monthly Note Rate: one-twelfth (1/12) of the Fixed Interest Rate, expressed as a decimal calculated to five digits.

Prepayment Date: in the case of a voluntary prepayment, the date on which the prepayment is made; in the case of the application by Lender of collateral or security to a portion of the principal balance, the date of such application.

Assumed Reinvestment Rate: one-twelfth (1/12) of the yield rate, as of the close of the trading session which is 5 Business Days before the Prepayment Date, on the Treasury Security, as reported in *The Wall Street Journal*, expressed as a decimal calculated to five digits. In the event that no yield is published on the applicable date for the Treasury Security, Lender, in its discretion, shall select the non-callable Treasury Security maturing in the same year as the Treasury Security with the lowest yield published in *The Wall Street Journal* as of the applicable date. If the publication of such yield rates in *The Wall Street Journal* is discontinued for any reason, Lender shall select a security with a comparable rate and term to the Treasury Security. The selection of an alternate security pursuant to this Section 10 shall be made in Lender's discretion.

Present Value Factor: the factor that discounts to present value the costs resulting to Lender from the difference in interest rates during the months remaining in the Yield Maintenance Period using the Assumed Reinvestment Rate as the discount rate, with monthly compounding, expressed numerically as follows:

$$\frac{1 - \left(\dfrac{1}{1 + ARR}\right)^{n}}{ARR}$$

n = the number of months remaining in the Yield Maintenance Period; provided, however, if a prepayment occurs on an Installment Due Date, then the number of months remaining in the Yield Maintenance Period shall be calculated beginning with the month in which such prepayment occurs and if such prepayment occurs on a Business Day other than an Installment Due Date, then the number of months remaining in the Yield Maintenance Period shall be calculated beginning with the month immediately following the date of such prepayment.

ARR = Assumed Reinvestment Rate

(ii)   For any prepayment made after the expiration of the Yield Maintenance Period but during the remainder of the Prepayment Premium Period, the prepayment premium shall be 1.0% of the amount of principal being prepaid.

(g)   Notwithstanding any other provision of this Section 10, no prepayment premium shall be payable with respect to (i) any prepayment made during the Window Period, or (ii) any prepayment occurring as a result of the application of any insurance proceeds or condemnation award under the Security Instrument.

(h)   Unless Lender agrees otherwise in writing, a permitted or required prepayment of less than the unpaid principal balance of this Note shall not extend or postpone the due date of any subsequent monthly installments or change the amount of such installments.

(i)   Borrower recognizes that any prepayment of any of the unpaid principal balance of this Note, whether voluntary or involuntary or resulting from an Event of Default by Borrower, will result in Lender's incurring loss, including reinvestment loss, additional expense and frustration or impairment of Lender's ability to meet its commitments to third parties. Borrower agrees to pay to Lender upon demand damages for the detriment caused by any prepayment, and agrees that it is extremely difficult and impractical to ascertain the extent of such damages. Borrower therefore acknowledges and agrees that the formula for calculating prepayment premiums set forth in this Note represents a reasonable estimate of the damages Lender will incur because of a prepayment. Borrower further acknowledges that the prepayment premium provisions of this Note are a material part of the consideration for the Loan, and that the terms of this Note are in other respects more favorable to Borrower as a result of the Borrower's voluntary agreement to the prepayment premium provisions.

11. **Voluntary and Involuntary Prepayments During the Lockout Period and During the Defeasance Period (Section Applies if Loan is Assigned to REMIC Trust Prior to the Cut-off Date).**

(a)   This Section 11 shall apply in the event this Note is assigned to a REMIC trust prior to the Cut-off Date. This Section 11 shall be of no effect if this Note is assigned to a REMIC trust on or after the Cut-off Date.

(b)   Any receipt by Lender of principal due under this Note prior to the Maturity Date, other than principal required to be paid in monthly installments pursuant to Section 3, constitutes a prepayment of principal under this Note. Without limiting the foregoing, any application by Lender, prior to the Maturity Date, of any proceeds of collateral or other security to the repayment of any portion of the unpaid principal balance of this Note constitutes a prepayment under this Note.

(c)   Borrower may not voluntarily prepay any portion of the principal balance of this Note during the Lockout Period or during the Defeasance Period; provided, however, any prepayment occurring as a result of the application of any insurance proceeds or condemnation award under the Security Instrument shall be permitted during the Lockout Period and during the Defeasance Period. If any portion of the principal balance of this Note is prepaid during the Lockout Period or during the Defeasance Period by reason of the application by Lender of any proceeds of collateral or other security to any portion of the unpaid principal balance of this Note or following a determination that the prohibition on voluntary prepayments during the Lockout Period or during the Defeasance Period is in contravention of applicable law, then Borrower must also pay to Lender upon demand by Lender, a prepayment premium equal to five percent (5.0%) of the amount of principal being prepaid.

(d)   Notwithstanding any other provision of this Section 11, no prepayment premium shall be payable with respect to (i) any prepayment made during the Window Period, or (ii) any prepayment occurring as a result of the application of any insurance proceeds or condemnation award under the Security Instrument.

(e)   After the expiration of the Lockout Period and the Defeasance Period, Borrower may voluntarily prepay all of the unpaid principal balance of this Note on an Installment Due Date so long as Borrower designates the date for such prepayment in a Notice from Borrower to Lender given at least 30 days prior to the date of such prepayment. If an Installment Due Date (as defined in Section 1(a)) falls on a day which is not a Business Day, then with respect to payments made under this Section 11 only, the term "Installment Due Date" shall mean the Business Day immediately preceding the scheduled Installment Due Date.

(f)   Notwithstanding Section 11(e) above, following the end of the Lockout Period and the Defeasance Period, Borrower may voluntarily prepay all of the unpaid principal balance of this Note on a Business Day other than an Installment Due Date if Borrower provides Lender with the Notice set forth in Section 11(e) and meets the other requirements set forth in this subsection. Borrower acknowledges that Lender has agreed that Borrower may prepay principal on a Business Day other than an Installment Due Date only because Lender shall deem any prepayment received by Lender on any day other than an Installment Due Date to have been received on the Installment Due Date immediately following such prepayment and Borrower shall be responsible for all interest that would have been due if the prepayment had actually been made on the Installment Due Date immediately following such prepayment.

(g)   Unless otherwise expressly provided in the Loan Documents, Borrower may not voluntarily prepay less than all of the unpaid principal balance of this Note. In order to voluntarily prepay all of the principal of this Note, Borrower must also pay to Lender, together with the amount of principal being prepaid, (i) all accrued and unpaid interest due under this Note, plus (ii) all other sums due to Lender at the time of such prepayment.

(h)   Unless Lender agrees otherwise in writing, a permitted or required prepayment of less than the unpaid principal balance of this Note shall not extend or postpone the due date of any subsequent monthly installments or change the amount of such installments.

. (i)   Borrower recognizes that any prepayment of any of the unpaid principal balance of this Note, whether voluntary or involuntary or resulting from an Event of Default by Borrower, will result in Lender's incurring loss, including reinvestment loss, additional expense and frustration or impairment of Lender's ability to meet its commitments to third parties. Borrower agrees to pay to Lender upon demand damages for the detriment caused by any prepayment, and agrees that it is extremely difficult and impractical to ascertain the extent of such damages. Borrower therefore acknowledges and agrees that the formula for calculating prepayment premiums set forth in Section 11(c) of this Note represents a reasonable estimate of the damages Lender will incur because of a prepayment. Borrower further acknowledges that the lockout and prepayment premium provisions of this Note are a material part of the consideration for the Loan, and that the terms of this Note are in other respects more favorable to Borrower as a result of the Borrower's voluntary agreement to the prepayment premium provisions.

(j)   If, after the expiration of the Lockout Period, the Borrower defeases the Loan as described in Section 44 of the Security Instrument during the Defeasance Period, Borrower shall not have the right to voluntarily prepay any of the principal of this Note at any time.

12.   **DEFEASANCE (Section Applies if Loan is Assigned to REMIC Trust Prior to the Cut-off Date).**

(a)   This Section 12 shall apply in the event this Note is assigned to a REMIC trust prior to the Cut-off Date. This Section 12 shall be of no effect if this Note is assigned to a REMIC trust on or after the Cut-off Date.

(b)   Section 5 of this Note is amended by adding a new paragraph at the end thereof as follows:

> If Borrower obtains a release of the Mortgaged Property from the lien of the Security Instrument pursuant to Section 44 of the Security Instrument, the Indebtedness shall be secured by the Pledge Agreement and reference shall be made to the Pledge Agreement for other rights of Lender as to collateral for the Indebtedness.

(c)   Section 9 of this Note is amended by adding a new paragraph at the end thereof as follows:

> If Borrower obtains a release of the Mortgaged Property from the lien of the Security Instrument pursuant to Section 44 of the Security Instrument, Borrower shall have no personal liability under this Note or the Pledge Agreement for the

repayment of the Indebtedness or for the performance of any other obligations of Borrower under this Note or the Pledge Agreement (other than any liability under Section 18 of the Security Instrument for events that occur prior to the Defeasance Closing Date, whether discovered before or after the Defeasance Closing Date), and Lender's only recourse for the satisfaction of the Indebtedness and the performance of such obligations shall be Lender's exercise of its rights and remedies with respect to the collateral held by Lender under the Pledge Agreement as security for the Indebtedness.

(d)   Section 21(a) of this Note is amended by adding a new paragraph at the end thereof as follows:

If Borrower obtains a release of the Mortgaged Property from the lien of the Security Instrument pursuant to Section 44 of the Security Instrument, all Notices, demands and other communications required or permitted to be given pursuant to this Note shall be given in accordance with the Pledge Agreement.

13.   Costs and Expenses. To the fullest extent allowed by applicable law, Borrower shall pay all expenses and costs, including Attorneys' Fees and Costs incurred by Lender as a result of any default under this Note or in connection with efforts to collect any amount due under this Note, or to enforce the provisions of any of the other Loan Documents, including those incurred in post-judgment collection efforts and in any bankruptcy proceeding (including any action for relief from the automatic stay of any bankruptcy proceeding) or judicial or non-judicial foreclosure proceeding. Borrower acknowledges and agrees that, in connection with each request by Borrower under this Note or any Loan Document, Borrower shall pay all reasonable Attorneys' Fees and Costs and expenses incurred by Lender, including any fees charged by the Rating Agencies, regardless of whether the matter is approved, denied or withdrawn.

14.   Forbearance. Any forbearance by Lender in exercising any right or remedy under this Note, the Security Instrument, or any other Loan Document or otherwise afforded by applicable law, shall not be a waiver of or preclude the exercise of that or any other right or remedy. The acceptance by Lender of any payment after the due date of such payment, or in an amount which is less than the required payment, shall not be a waiver of Lender's right to require prompt payment when due of all other payments or to exercise any right or remedy with respect to any failure to make prompt payment. Enforcement by Lender of any security for Borrower's obligations under this Note shall not constitute an election by Lender of remedies so as to preclude the exercise of any other right or remedy available to Lender.

15.   Waivers. Borrower and all endorsers and guarantors of this Note and all other third party obligors waive presentment, demand, notice of dishonor, protest, notice of acceleration, notice of intent to demand or accelerate payment or maturity, presentment for payment, notice of nonpayment, grace, and diligence in collecting the Indebtedness.

16.   Loan Charges. Neither this Note nor any of the other Loan Documents shall be construed to create a contract for the use, forbearance or detention of money requiring payment of interest at a rate greater than the Maximum Interest Rate. If any applicable law limiting the amount of interest or other charges permitted to be collected from Borrower in connection with the Loan is interpreted so that any interest or other charge provided for in any Loan Document, whether considered separately or together with other charges provided for in any other Loan Document, violates that law, and Borrower is entitled to the benefit of that law, that interest or

charge is hereby reduced to the extent necessary to eliminate that violation. The amounts, if any, previously paid to Lender in excess of the permitted amounts shall be applied by Lender to reduce the unpaid principal balance of this Note. For the purpose of determining whether any applicable law limiting the amount of interest or other charges permitted to be collected from Borrower has been violated, all Indebtedness that constitutes interest, as well as all other charges made in connection with the Indebtedness that constitute interest, shall be deemed to be allocated and spread ratably over the stated term of this Note. Unless otherwise required by applicable law, such allocation and spreading shall be effected in such a manner that the rate of interest so computed is uniform throughout the stated term of this Note.

17.   Commercial Purpose. Borrower represents that Borrower is incurring the Indebtedness solely for the purpose of carrying on a business or commercial enterprise, and not for personal, family, household, or agricultural purposes.

18.   Counting of Days. Except where otherwise specifically provided, any reference in this Note to a period of "days" means calendar days, not Business Days.

19.   Governing Law. This Note shall be governed by the law of the Property Jurisdiction.

20.   Captions. The captions of the Sections of this Note are for convenience only and shall be disregarded in construing this Note.

21.   Notices; Written Modifications.

(a)   All Notices, demands and other communications required or permitted to be given pursuant to this Note shall be given in accordance with Section 31 of the Security Instrument.

(b)   Any modification or amendment to this Note shall be ineffective unless in writing signed by the party sought to be charged with such modification or amendment; provided, however, in the event of a Transfer under the terms of the Security Instrument that requires Lender's consent, any or some or all of the Modifications to Multifamily Note set forth in Exhibit A to this Note may be modified or rendered void by Lender at Lender's option, by Notice to Borrower and the transferee, as a condition of Lender's consent.

22.   Consent to Jurisdiction and Venue. Borrower agrees that any controversy arising under or in relation to this Note may be litigated in the Property Jurisdiction. The state and federal courts and authorities with jurisdiction in the Property Jurisdiction shall have jurisdiction over all controversies that shall arise under or in relation to this Note. Borrower irrevocably consents to service, jurisdiction, and venue of such courts for any such litigation and waives any other venue to which it might be entitled by virtue of domicile, habitual residence or otherwise. However, nothing in this Note is intended to limit any right that Lender may have to bring any suit, action or proceeding relating to matters arising under this Note in any court of any other jurisdiction.

23.   WAIVER OF TRIAL BY JURY. BORROWER AND LENDER EACH (A) AGREES NOT TO ELECT A TRIAL BY JURY WITH RESPECT TO ANY ISSUE ARISING OUT OF THIS NOTE OR THE RELATIONSHIP BETWEEN THE PARTIES AS LENDER AND BORROWER THAT IS TRIABLE OF RIGHT BY A JURY AND (B) WAIVES ANY RIGHT TO TRIAL BY JURY WITH RESPECT TO SUCH ISSUE TO THE EXTENT THAT ANY SUCH RIGHT EXISTS NOW OR IN THE FUTURE. THIS

WAIVER OF RIGHT TO TRIAL BY JURY IS SEPARATELY GIVEN BY EACH PARTY, KNOWINGLY AND VOLUNTARILY WITH THE BENEFIT OF COMPETENT LEGAL COUNSEL.

24.   State-Specific Provisions. N/A.

ATTACHED EXHIBIT. The Exhibit noted below, if marked with an "X" in the space provided, is attached to this Note:

[X]   **Exhibit A**   Modifications to Multifamily Note

IN WITNESS WHEREOF, and in consideration of the Lender's agreement to lend Borrower the principal amount set forth above, Borrower has signed and delivered this Note under seal or has caused this Note to be signed and delivered under seal by its duly authorized representative.

NLP RICHLAND, LLC, a Delaware limited
liability company

By: NTS Realty Holdings Limited Partnership, a
Delaware limited partnership, its sole member

By: NTS Realty Capital, Inc., a Delaware
corporation, its managing general
partner

By:
Name: Neil A. Mitchell
Title: Sr. Vice Pres.

27-1213450
Borrower's Social Security/Employer ID Number

PAY TO THE ORDER OF FEDERAL HOME
LOAN MORTGAGE CORPORATION,
WITHOUT RECOURSE

HOLLIDAY FENOGLIO FOWLER, L.P., a
Texas limited partnership

By: Holliday GP Corp., a Delaware
corporation, its general partner

By: _____
Patrick V. Kinlan
Vice President

FHLMC Loan No. 534381251

EXHIBIT A

MODIFICATIONS TO MULTIFAMILY NOTE

The following modifications are made to the text of the Note that precedes this Exhibit.

1.   Section 1(a) is amended to delete the definition of "Security Instrument" in its entirety and replace it with the following:

> **"Security Instrument"** means, collectively, the multifamily mortgage, deed to secure debt or deed of trust effective as of the effective date of this Note, from Borrower to or for the benefit of Lender, together with all other Mortgages (as defined in that certain Master Cross-Collateralization Agreement dated as of the date of this Note, by and among the Lender, the Borrower and the other entities identified as Borrower on Exhibit A attached thereto), each of which is securing the payment and performance of the Borrower's obligations under this Note.

<u>**MULTIFAMILY NOTE-CME**</u>
MULTISTATE – FIXED RATE
(REVISION DATE 8-14-2009)

US $27,675,000.00   Effective Date: As of December 16, 2009

FOR VALUE RECEIVED, the undersigned (together with such party's or parties' successors and assigns, "**Borrower**") jointly and severally (if more than one) promises to pay to the order of **HOLLIDAY FENOGLIO FOWLER, L.P.**, a Texas limited partnership, the principal sum of Twenty-Seven Million Six Hundred Seventy-Five Thousand and 00/100 Dollars (US $27,675,000.00), with interest on the unpaid principal balance, as hereinafter provided.

1.   **Defined Terms.**

(a)   As used in this Note:

"**Base Recourse**" means a portion of the Indebtedness equal to zero percent (0%) of the original principal balance of this Note.

"**Business Day**" means any day other than a Saturday, a Sunday or any other day on which Lender or the national banking associations are not open for business.

"**Cut-off Date**" means the twelfth (12th) Installment Due Date.

"**Default Rate**" means an annual interest rate equal to four (4) percentage points above the Fixed Interest Rate. However, at no time will the Default Rate exceed the Maximum Interest Rate.

"**Defeasance Period**" is the period beginning the day after the Defeasance Date until but not including the first day of the Window Period. The Defeasance Period only applies if this Note is assigned to a REMIC trust prior to the Cut-off Date.

"**Fixed Interest Rate**" means the annual interest rate of five and forty hundredths percent (5.40%).

"**Installment Due Date**" means, for any monthly installment of interest only or principal and interest, the date on which such monthly installment is due and payable pursuant to Section 3 of this Note. The "**First Installment Due Date**" under this Note is February 1, 2010.

"**Lender**" means the holder from time to time of this Note.

"**Loan**" means the loan evidenced by this Note.

"**Lockout Period**" means the period beginning on the day that this Note is assigned to a REMIC trust until and including the Defeasance Date. The Lockout

Period only applies if this Note is assigned to a REMIC trust prior to the Cut-off Date.

"**Maturity Date**" means the earlier of (i) January 1, 2020 (the "**Scheduled Maturity Date**"), and (ii) the date on which the unpaid principal balance of this Note becomes due and payable by acceleration or otherwise pursuant to the Loan Documents or the exercise by Lender of any right or remedy under any Loan Document.

"**Maximum Interest Rate**" means the rate of interest that results in the maximum amount of interest allowed by applicable law.

"**Prepayment Premium Period**" means the period during which, if a prepayment of principal occurs, a prepayment premium will be payable by Borrower to Lender. The Prepayment Premium Period is the period from and including the date of this Note until but not including the earlier to occur of the following (i) the day that this Note is assigned to a REMIC trust if this Note is assigned to a REMIC trust prior to the Cut-off Date or (ii) the first day of the Window Period. The Prepayment Premium Period only applies if this Note is not assigned to a REMIC trust or if this Note is assigned to a REMIC trust on or after the Cut-off Date.

"**Security Instrument**" means the multifamily mortgage, deed to secure debt or deed of trust effective as of the effective date of this Note, from Borrower to or for the benefit of Lender and securing this Note.

"**Treasury Security**" means the 3.625% U.S. Treasury Security due August 15, 2019.

"**Window Period**" means the three (3) consecutive calendar month period prior to the Scheduled Maturity Date.

"**Yield Maintenance Period**" means the period from and including the date of this Note until but not including the earlier to occur of the following (i) the first day that the Note is assigned to a REMIC trust or (ii) July 1, 2019 (the "**Yield Maintenance Expiration Date**"). The Yield Maintenance Period only applies if this Note is not assigned to a REMIC trust or if this Note is assigned to a REMIC trust on or after the Cut-off Date.

(b)   Other capitalized terms used but not defined in this Note shall have the meanings given to such terms in the Security Instrument.

2.   **Address for Payment.** All payments due under this Note shall be payable at (i) if by regular mail – Holliday Fenoglio Fowler, L.P., Post Office Box 840637, Dallas, Texas 75284-0637, or (ii) if by overnight mail – Bank of America Lockbox Services, Lockbox 840637, 1950 N. Stemmons Freeway, Suite 5010, Dallas, Texas 75207, or such other place as may be designated by Notice to Borrower from or on behalf of Lender.

3.   **Payments.**

(a)   Interest will accrue on the outstanding principal balance of this Note at the Fixed Interest Rate, subject to the provisions of Section 8 of this Note.

(b)   Interest under this Note shall be computed, payable and allocated on the basis of an actual/360 interest calculation schedule (interest is payable for the actual number of days in each month, and each month's interest is calculated by multiplying the unpaid principal amount of this Note as of the first day of the month for which interest is being calculated by the Fixed Interest Rate, dividing the product by 360, and multiplying the quotient by the number of days in the month for which interest is being calculated). The portion of the monthly installment of principal and interest under this Note attributable to principal and the portion attributable to interest will vary based upon the number of days in the month for which such installment is paid. Each monthly payment of principal and interest will first be applied to pay in full interest due, and the balance of the monthly installment payment paid by Borrower will be credited to principal.

(c)   Unless disbursement of principal is made by Lender to Borrower on the first day of a calendar month, interest for the period beginning on the date of disbursement and ending on and including the last day of such calendar month shall be payable by Borrower simultaneously with the execution of this Note. If disbursement of principal is made by Lender to Borrower on the first day of a calendar month, then no payment will be due from Borrower at the time of the execution of this Note. The Installment Due Date for the first monthly installment payment under Section 3(d) of interest only or principal and interest, as applicable, will be the First Installment Due Date set forth in Section 1(a) of this Note. Except as provided in this Section 3(c), Section 10 and in Section 11, accrued interest will be payable in arrears.

(d)   Beginning on the First Installment Due Date, and continuing until and including the monthly installment due on the Maturity Date, principal and accrued interest shall be payable by Borrower in consecutive monthly installments due and payable on the first day of each calendar month. The amount of the monthly installment of principal and interest payable pursuant to this Section 3(d) on an Installment Due Date shall be One Hundred Fifty-Five Thousand Four Hundred Three and 65/100 Dollars ($155,403.65).

(e)   All remaining Indebtedness, including all principal and interest, shall be due and payable by Borrower on the Maturity Date.

(f)   All payments under this Note shall be made in immediately available U.S. funds.

(g)   Any regularly scheduled monthly installment of interest only or principal and interest payable pursuant to this Section 3 that is received by Lender before the date it is due shall be deemed to have been received on the due date for the purpose of calculating interest due.

(h)   Any accrued interest remaining past due for 30 days or more, at Lender's discretion, may be added to and become part of the unpaid principal balance of this Note and any reference to "accrued interest" shall refer to accrued interest which has not become part of the unpaid principal balance. Any amount added to principal pursuant to the Loan Documents shall bear interest at the applicable rate or rates specified in this Note and shall be payable with such interest upon demand by Lender and absent such demand, as provided in this Note for the payment of principal and interest.

4.   **Application of Payments.** If at any time Lender receives, from Borrower or otherwise, any amount applicable to the Indebtedness which is less than all amounts due and payable at such time, Lender may apply the amount received to amounts then due and payable in any manner and in any order determined by Lender, in Lender's discretion. Borrower agrees that

neither Lender's acceptance of a payment from Borrower in an amount that is less than all amounts then due and payable nor Lender's application of such payment shall constitute or be deemed to constitute either a waiver of the unpaid amounts or an accord and satisfaction.

5. **Security.** The Indebtedness is secured by, among other things, the Security Instrument, and reference is made to the Security Instrument for other rights of Lender as to collateral for the Indebtedness.

6. **Acceleration.** If an Event of Default has occurred and is continuing, the entire unpaid principal balance, any accrued interest, any prepayment premium payable under Section 10 and Section 11, and all other amounts payable under this Note and any other Loan Document, shall at once become due and payable, at the option of Lender, without any prior Notice to Borrower (except if notice is required by applicable law, then after such notice). Lender may exercise this option to accelerate regardless of any prior forbearance. For purposes of exercising such option, Lender shall calculate the prepayment premium as if prepayment occurred on the date of acceleration. If prepayment occurs thereafter, Lender shall recalculate the prepayment premium as of the actual prepayment date.

7. **Late Charge.**

(a) If any monthly installment of interest or principal and interest or other amount payable under this Note or under the Security Instrument or any other Loan Document is not received in full by Lender within ten (10) days after the installment or other amount is due, counting from and including the date such installment or other amount is due (unless applicable law requires a longer period of time before a late charge may be imposed, in which event such longer period shall be substituted), Borrower shall pay to Lender, immediately and without demand by Lender, a late charge equal to five percent (5%) of such installment or other amount due (unless applicable law requires a lesser amount be charged, in which event such lesser amount shall be substituted).

(b) Borrower acknowledges that its failure to make timely payments will cause Lender to incur additional expenses in servicing and processing the Loan and that it is extremely difficult and impractical to determine those additional expenses. Borrower agrees that the late charge payable pursuant to this Section represents a fair and reasonable estimate, taking into account all circumstances existing on the date of this Note, of the additional expenses Lender will incur by reason of such late payment. The late charge is payable in addition to, and not in lieu of, any interest payable at the Default Rate pursuant to Section 8.

8. **Default Rate.**

(a) So long as (i) any monthly installment under this Note remains past due for thirty (30) days or more or (ii) any other Event of Default has occurred and is continuing, then notwithstanding anything in Section 3 of this Note to the contrary, interest under this Note shall accrue on the unpaid principal balance from the Installment Due Date of the first such unpaid monthly installment or the occurrence of such other Event of Default, as applicable, at the Default Rate.

(b) From and after the Maturity Date, the unpaid principal balance shall continue to bear interest at the Default Rate until and including the date on which the entire principal balance is paid in full.

(c)   Borrower acknowledges that (i) its failure to make timely payments will cause Lender to incur additional expenses in servicing and processing the Loan, (ii) during the time that any monthly installment under this Note is delinquent for thirty (30) days or more, Lender will incur additional costs and expenses arising from its loss of the use of the money due and from the adverse impact on Lender's ability to meet its other obligations and to take advantage of other investment opportunities; and (iii) it is extremely difficult and impractical to determine those additional costs and expenses. Borrower also acknowledges that, during the time that any monthly installment under this Note is delinquent for thirty (30) days or more or any other Event of Default has occurred and is continuing, Lender's risk of nonpayment of this Note will be materially increased and Lender is entitled to be compensated for such increased risk. Borrower agrees that the increase in the rate of interest payable under this Note to the Default Rate represents a fair and reasonable estimate, taking into account all circumstances existing on the date of this Note, of the additional costs and expenses Lender will incur by reason of the Borrower's delinquent payment and the additional compensation Lender is entitled to receive for the increased risks of nonpayment associated with a delinquent loan.

9.   Limits on Personal Liability.

(a)   Except as otherwise provided in this Section 9, Borrower shall have no personal liability under this Note, the Security Instrument or any other Loan Document for the repayment of the Indebtedness or for the performance of any other obligations of Borrower under the Loan Documents and Lender's only recourse for the satisfaction of the Indebtedness and the performance of such obligations shall be Lender's exercise of its rights and remedies with respect to the Mortgaged Property and to any other collateral held by Lender as security for the Indebtedness. This limitation on Borrower's liability shall not limit or impair Lender's enforcement of its rights against any guarantor of the Indebtedness or any guarantor of any other obligations of Borrower.

(b)   Borrower shall be personally liable to Lender for the amount of the Base Recourse, plus any other amounts for which Borrower has personal liability under this Section 9.

(c)   In addition to the Base Recourse, Borrower shall be personally liable to Lender for the repayment of a further portion of the Indebtedness equal to any loss or damage suffered by Lender as a result of the occurrence of any of the following events:

(i)   Borrower fails to pay to Lender upon demand after an Event of Default all Rents to which Lender is entitled under Section 3(a) of the Security Instrument and the amount of all security deposits collected by Borrower from tenants then in residence. However, Borrower will not be personally liable for any failure described in this subsection (i) if Borrower is unable to pay to Lender all Rents and security deposits as required by the Security Instrument because of a valid order issued in a bankruptcy, receivership, or similar judicial proceeding.

(ii)   Borrower fails to apply all insurance proceeds and condemnation proceeds as required by the Security Instrument. However, Borrower will not be personally liable for any failure described in this subsection (ii) if Borrower is unable to apply insurance or condemnation proceeds as required by the Security Instrument because of a valid order issued in a bankruptcy, receivership, or similar judicial proceeding.

(iii) Borrower fails to comply with Section 14(g) or (i) of the Security Instrument relating to the delivery of books and records, statements, schedules and reports.

(iv) Borrower fails to pay when due in accordance with the terms of the Security Instrument the amount of any item below marked "Deferred"; provided however, that if no item is marked "Deferred", this Section 9(c)(iv) shall be of no force or effect.

[Deferred]	Hazard Insurance premiums or other insurance premiums,
[Collect]	Taxes,
[Deferred]	water and sewer charges (that could become a lien on the Mortgaged Property),
[N/A]	ground rents,
[Deferred]	assessments or other charges (that could become a lien on the Mortgaged Property)

(v) Borrower engages in any willful act of material waste of the Mortgaged Property.

(d) In addition to the Base Recourse, Borrower shall be personally liable to Lender for:

(i) the performance of all of Borrower's obligations under Section 18 of the Security Instrument (relating to environmental matters);

(ii) the costs of any audit under Section 14(g) of the Security Instrument; and

(iii) any costs and expenses incurred by Lender in connection with the collection of any amount for which Borrower is personally liable under this Section 9, including Attorneys' Fees and Costs and the costs of conducting any independent audit of Borrower's books and records to determine the amount for which Borrower has personal liability.

(e) All payments made by Borrower with respect to the Indebtedness and all amounts received by Lender from the enforcement of its rights under the Security Instrument and the other Loan Documents shall be applied first to the portion of the Indebtedness for which Borrower has no personal liability.

(f) Notwithstanding the Base Recourse, Borrower shall become personally liable to Lender for the repayment of all of the Indebtedness upon the occurrence of any of the following Events of Default:

(i) Borrower or any SPE Equity Owner fails to comply with Section 33 of the Security Instrument;

(ii) a Transfer (including, but not limited to, a lien or encumbrance) that is an Event of Default under Section 21 of the Security Instrument, other than a Transfer consisting solely of the involuntary removal or involuntary withdrawal of a general partner in a limited partnership or a manager in a limited liability company;

(iii) fraud or written material misrepresentation by Borrower or any officer, director, partner, member or employee of Borrower in connection with the application for or creation of the Indebtedness or any request for any action or consent by Lender;

(iv) Borrower or any SPE Equity Owner voluntarily files for bankruptcy protection under the United States Bankruptcy Code;

(v) Borrower or any SPE Equity Owner voluntarily becomes subject to any reorganization, receivership, insolvency proceeding, or other similar proceeding pursuant to any other federal or state law affecting debtor and creditor rights;

(vi) The Mortgaged Property or any part thereof becomes an asset in a voluntary bankruptcy or becomes subject to any reorganization, receivership, insolvency proceeding, or other similar proceeding pursuant to any other federal or state law affecting debtor and creditor rights;

(vii) an order of relief is entered against Borrower or any SPE Equity Owner pursuant to the United States Bankruptcy Code or other federal or state law affecting debtor and creditor rights in any involuntary bankruptcy proceeding initiated or joined in by a "**Related Party;**" or

(viii) an involuntary bankruptcy or other involuntary insolvency proceeding is commenced against Borrower or any SPE Equity Owner (by a party other than Lender) but only if Borrower or such SPE Equity Owner has failed to use commercially reasonable efforts to dismiss such proceeding or has consented to such proceeding.

For purposes of this Section, the term "**Related Party**" means:

(A) Borrower, any guarantor or any SPE Equity Owner; and

(B) any Person that holds, directly or indirectly, any ownership interest in or right to manage Borrower, any guarantor or any SPE Equity Owner, including without limitation, any shareholder, member or partner of Borrower, any guarantor or any SPE Equity Owner; and

(C) any Person in which any ownership interest (direct or indirect) or right to manage is held by Borrower, any guarantor, any SPE Equity Owner or any partner, shareholder or member of, or any other Person holding an interest in, Borrower, any guarantor or any SPE Equity Owner; and

(D) any other creditor of Borrower that is related by blood, marriage or adoption to Borrower, any guarantor, any SPE Equity Owner or any partner, shareholder or member of, or any other Person holding an interest in, Borrower, any guarantor or any SPE Equity Owner.

If Borrower, any guarantor, any SPE Equity Owner or any Related Party has solicited creditors to initiate or participate in any proceeding referred to in this Section 9, regardless of

whether any of the creditors solicited actually initiates or participates in the proceeding, then such proceeding shall be considered as having been initiated by a Related Party.

(g)   To the extent that Borrower has personal liability under this Section 9, Lender may exercise its rights against Borrower personally without regard to whether Lender has exercised any rights against the Mortgaged Property or any other security, or pursued any rights against any guarantor, or pursued any other rights available to Lender under this Note, the Security Instrument, any other Loan Document or applicable law. To the fullest extent permitted by applicable law, in any action to enforce Borrower's personal liability under this Section 9, Borrower waives any right to set off the value of the Mortgaged Property against such personal liability.

10.   **Voluntary and Involuntary Prepayments During the Prepayment Premium Period (Section Applies Prior to Securitization and if Loan is Assigned to REMIC Trust On or After the Cut-off Date).**

(a)   This Section 10 shall apply (i) prior to the date that this Note is assigned to a REMIC trust and (ii) if this Note is assigned to a REMIC trust on or after the Cut-off Date. This Section 10 shall be of no effect if this Note is assigned to a REMIC trust prior to the Cut-off Date.

(b)   Any receipt by Lender of principal due under this Note prior to the Maturity Date, other than principal required to be paid in monthly installments pursuant to Section 3, constitutes a prepayment of principal under this Note. Without limiting the foregoing, any application by Lender, prior to the Maturity Date, of any proceeds of collateral or other security to the repayment of any portion of the unpaid principal balance of this Note constitutes a prepayment under this Note.

(c)   During the Prepayment Premium Period, the Borrower may voluntarily prepay all of the unpaid principal balance of this Note on an Installment Due Date so long as Borrower designates the date for such prepayment in a Notice from Borrower to Lender given at least 30 days prior to the date of such prepayment. Unless Lender has previously notified Borrower of the expiration of the Prepayment Premium Period, upon receipt of such Notice from Borrower, Lender will notify Borrower if the Note has been assigned to a REMIC trust and the Prepayment Premium Period has expired. If an Installment Due Date (as defined in Section 1(a)) falls on a day which is not a Business Day, then with respect to payments made under this Section 10 only, the term "Installment Due Date" shall mean the Business Day immediately preceding the scheduled Installment Due Date.

(d)   Notwithstanding Section 10(c) above, Borrower may voluntarily prepay all of the unpaid principal balance of this Note on a Business Day other than an Installment Due Date if Borrower provides Lender with the Notice set forth in Section 10(c) above and meets the other requirements set forth in this subsection. Borrower acknowledges that Lender has agreed that Borrower may prepay principal on a Business Day other than an Installment Due Date only because Lender shall deem any prepayment received by Lender on any day other than an Installment Due Date to have been received on the Installment Due Date immediately following such prepayment and Borrower shall be responsible for all interest that would have been due if the prepayment had actually been made on the Installment Due Date immediately following such prepayment.

(e)   Unless otherwise expressly provided in the Loan Documents, Borrower may not voluntarily prepay less than all of the unpaid principal balance of this Note. In order to voluntarily prepay all of the principal of this Note, Borrower must pay to Lender, together with the amount of principal being prepaid, (i) all accrued and unpaid interest due under this Note, plus (ii) all other sums due to Lender at the time of such prepayment, plus (iii) any prepayment premium calculated pursuant to Section 10(f).

(f)   Except as provided in Section 10(g) below, a prepayment premium shall be due and payable by Borrower in connection with any prepayment of principal under this Note during the Prepayment Premium Period. The prepayment premium shall be in the form of U.S. currency. The prepayment premium shall be computed as follows:

(i)   For any prepayment made during the Yield Maintenance Period, the prepayment premium shall be equal to the following:

the product obtained by multiplying:

(1)   the amount of principal being prepaid or accelerated,

by

(2)   the excess (if any) of the Monthly Note Rate over the Assumed Reinvestment Rate,

by

(3)   the Present Value Factor.

For purposes of this Section 10(f)(i), the following definitions shall apply:

Monthly Note Rate: one-twelfth (1/12) of the Fixed Interest Rate, expressed as a decimal calculated to five digits.

Prepayment Date: in the case of a voluntary prepayment, the date on which the prepayment is made; in the case of the application by Lender of collateral or security to a portion of the principal balance, the date of such application.

Assumed Reinvestment Rate: one-twelfth (1/12) of the yield rate, as of the close of the trading session which is 5 Business Days before the Prepayment Date, on the Treasury Security, as reported in *The Wall Street Journal*, expressed as a decimal calculated to five digits. In the event that no yield is published on the applicable date for the Treasury Security, Lender, in its discretion, shall select the non-callable Treasury Security maturing in the same year as the Treasury Security with the lowest yield published in *The Wall Street Journal* as of the applicable date. If the publication of such yield rates in *The Wall Street Journal* is discontinued for any reason, Lender shall select a security with a comparable rate and term to the Treasury Security. The selection of an alternate security pursuant to this Section 10 shall be made in Lender's discretion.

Present Value Factor: the factor that discounts to present value the costs resulting to Lender from the difference in interest rates during the months remaining in the Yield Maintenance Period using the Assumed Reinvestment Rate as the discount rate, with monthly compounding, expressed numerically as follows:

$$\frac{1-\left(\dfrac{1}{1+ARR}\right)^{n}}{ARR}$$

n = the number of months remaining in the Yield Maintenance Period; provided, however, if a prepayment occurs on an Installment Due Date, then the number of months remaining in the Yield Maintenance Period shall be calculated beginning with the month in which such prepayment occurs and if such prepayment occurs on a Business Day other than an Installment Due Date, then the number of months remaining in the Yield Maintenance Period shall be calculated beginning with the month immediately following the date of such prepayment.

ARR = Assumed Reinvestment Rate

(ii) For any prepayment made after the expiration of the Yield Maintenance Period but during the remainder of the Prepayment Premium Period, the prepayment premium shall be 1.0% of the amount of principal being prepaid.

(g) Notwithstanding any other provision of this Section 10, no prepayment premium shall be payable with respect to (i) any prepayment made during the Window Period, or (ii) any prepayment occurring as a result of the application of any insurance proceeds or condemnation award under the Security Instrument.

(h) Unless Lender agrees otherwise in writing, a permitted or required prepayment of less than the unpaid principal balance of this Note shall not extend or postpone the due date of any subsequent monthly installments or change the amount of such installments.

(i) Borrower recognizes that any prepayment of any of the unpaid principal balance of this Note, whether voluntary or involuntary or resulting from an Event of Default by Borrower, will result in Lender's incurring loss, including reinvestment loss, additional expense and frustration or impairment of Lender's ability to meet its commitments to third parties. Borrower agrees to pay to Lender upon demand damages for the detriment caused by any prepayment, and agrees that it is extremely difficult and impractical to ascertain the extent of such damages. Borrower therefore acknowledges and agrees that the formula for calculating prepayment premiums set forth in this Note represents a reasonable estimate of the damages Lender will incur because of a prepayment. Borrower further acknowledges that the prepayment premium provisions of this Note are a material part of the consideration for the Loan, and that the terms of this Note are in other respects more favorable to Borrower as a result of the Borrower's voluntary agreement to the prepayment premium provisions.

11. **Voluntary and Involuntary Prepayments During the Lockout Period and During the Defeasance Period (Section Applies if Loan is Assigned to REMIC Trust Prior to the Cut-off Date).**

(a)   This Section 11 shall apply in the event this Note is assigned to a REMIC trust prior to the Cut-off Date. This Section 11 shall be of no effect if this Note is assigned to a REMIC trust on or after the Cut-off Date.

(b)   Any receipt by Lender of principal due under this Note prior to the Maturity Date, other than principal required to be paid in monthly installments pursuant to Section 3, constitutes a prepayment of principal under this Note. Without limiting the foregoing, any application by Lender, prior to the Maturity Date, of any proceeds of collateral or other security to the repayment of any portion of the unpaid principal balance of this Note constitutes a prepayment under this Note.

(c)   Borrower may not voluntarily prepay any portion of the principal balance of this Note during the Lockout Period or during the Defeasance Period; provided, however, any prepayment occurring as a result of the application of any insurance proceeds or condemnation award under the Security Instrument shall be permitted during the Lockout Period and during the Defeasance Period. If any portion of the principal balance of this Note is prepaid during the Lockout Period or during the Defeasance Period by reason of the application by Lender of any proceeds of collateral or other security to any portion of the unpaid principal balance of this Note or following a determination that the prohibition on voluntary prepayments during the Lockout Period or during the Defeasance Period is in contravention of applicable law, then Borrower must also pay to Lender upon demand by Lender, a prepayment premium equal to five percent (5.0%) of the amount of principal being prepaid.

(d)   Notwithstanding any other provision of this Section 11, no prepayment premium shall be payable with respect to (i) any prepayment made during the Window Period, or (ii) any prepayment occurring as a result of the application of any insurance proceeds or condemnation award under the Security Instrument.

(e)   After the expiration of the Lockout Period and the Defeasance Period, Borrower may voluntarily prepay all of the unpaid principal balance of this Note on an Installment Due Date so long as Borrower designates the date for such prepayment in a Notice from Borrower to Lender given at least 30 days prior to the date of such prepayment. If an Installment Due Date (as defined in Section 1(a)) falls on a day which is not a Business Day, then with respect to payments made under this Section 11 only, the term "Installment Due Date" shall mean the Business Day immediately preceding the scheduled Installment Due Date.

(f)   Notwithstanding Section 11(e) above, following the end of the Lockout Period and the Defeasance Period, Borrower may voluntarily prepay all of the unpaid principal balance of this Note on a Business Day other than an Installment Due Date if Borrower provides Lender with the Notice set forth in Section 11(e) and meets the other requirements set forth in this subsection. Borrower acknowledges that Lender has agreed that Borrower may prepay principal on a Business Day other than an Installment Due Date only because Lender shall deem any prepayment received by Lender on any day other than an Installment Due Date to have been received on the Installment Due Date immediately following such prepayment and Borrower shall be responsible for all interest that would have been due if the prepayment had actually been made on the Installment Due Date immediately following such prepayment.

(g)   Unless otherwise expressly provided in the Loan Documents, Borrower may not voluntarily prepay less than all of the unpaid principal balance of this Note. In order to voluntarily prepay all of the principal of this Note, Borrower must also pay to Lender, together with the amount of principal being prepaid, (i) all accrued and unpaid interest due under this Note, plus (ii) all other sums due to Lender at the time of such prepayment.

(h)   Unless Lender agrees otherwise in writing, a permitted or required prepayment of less than the unpaid principal balance of this Note shall not extend or postpone the due date of any subsequent monthly installments or change the amount of such installments.

(i)   Borrower recognizes that any prepayment of any of the unpaid principal balance of this Note, whether voluntary or involuntary or resulting from an Event of Default by Borrower, will result in Lender's incurring loss, including reinvestment loss, additional expense and frustration or impairment of Lender's ability to meet its commitments to third parties. Borrower agrees to pay to Lender upon demand damages for the detriment caused by any prepayment, and agrees that it is extremely difficult and impractical to ascertain the extent of such damages. Borrower therefore acknowledges and agrees that the formula for calculating prepayment premiums set forth in Section 11(c) of this Note represents a reasonable estimate of the damages Lender will incur because of a prepayment. Borrower further acknowledges that the lockout and prepayment premium provisions of this Note are a material part of the consideration for the Loan, and that the terms of this Note are in other respects more favorable to Borrower as a result of the Borrower's voluntary agreement to the prepayment premium provisions.

(j)   If, after the expiration of the Lockout Period, the Borrower defeases the Loan as described in Section 44 of the Security Instrument during the Defeasance Period, Borrower shall not have the right to voluntarily prepay any of the principal of this Note at any time.

12.   **DEFEASANCE (Section Applies if Loan is Assigned to REMIC Trust Prior to the Cut-off Date).**

(a)   This Section 12 shall apply in the event this Note is assigned to a REMIC trust prior to the Cut-off Date. This Section 12 shall be of no effect if this Note is assigned to a REMIC trust on or after the Cut-off Date.

(b)   Section 5 of this Note is amended by adding a new paragraph at the end thereof as follows:

> If Borrower obtains a release of the Mortgaged Property from the lien of the Security Instrument pursuant to Section 44 of the Security Instrument, the Indebtedness shall be secured by the Pledge Agreement and reference shall be made to the Pledge Agreement for other rights of Lender as to collateral for the Indebtedness.

(c)   Section 9 of this Note is amended by adding a new paragraph at the end thereof as follows:

> If Borrower obtains a release of the Mortgaged Property from the lien of the Security Instrument pursuant to Section 44 of the Security Instrument, Borrower shall have no personal liability under this Note or the Pledge Agreement for the

repayment of the Indebtedness or for the performance of any other obligations of Borrower under this Note or the Pledge Agreement (other than any liability under Section 18 of the Security Instrument for events that occur prior to the Defeasance Closing Date, whether discovered before or after the Defeasance Closing Date), and Lender's only recourse for the satisfaction of the Indebtedness and the performance of such obligations shall be Lender's exercise of its rights and remedies with respect to the collateral held by Lender under the Pledge Agreement as security for the Indebtedness.

(d)   Section 21(a) of this Note is amended by adding a new paragraph at the end thereof as follows:

If Borrower obtains a release of the Mortgaged Property from the lien of the Security Instrument pursuant to Section 44 of the Security Instrument, all Notices, demands and other communications required or permitted to be given pursuant to this Note shall be given in accordance with the Pledge Agreement.

13.   Costs and Expenses. To the fullest extent allowed by applicable law, Borrower shall pay all expenses and costs, including Attorneys' Fees and Costs incurred by Lender as a result of any default under this Note or in connection with efforts to collect any amount due under this Note, or to enforce the provisions of any of the other Loan Documents, including those incurred in post-judgment collection efforts and in any bankruptcy proceeding (including any action for relief from the automatic stay of any bankruptcy proceeding) or judicial or non-judicial foreclosure proceeding. Borrower acknowledges and agrees that, in connection with each request by Borrower under this Note or any Loan Document, Borrower shall pay all reasonable Attorneys' Fees and Costs and expenses incurred by Lender, including any fees charged by the Rating Agencies, regardless of whether the matter is approved, denied or withdrawn.

14.   Forbearance. Any forbearance by Lender in exercising any right or remedy under this Note, the Security Instrument, or any other Loan Document or otherwise afforded by applicable law, shall not be a waiver of or preclude the exercise of that or any other right or remedy. The acceptance by Lender of any payment after the due date of such payment, or in an amount which is less than the required payment, shall not be a waiver of Lender's right to require prompt payment when due of all other payments or to exercise any right or remedy with respect to any failure to make prompt payment. Enforcement by Lender of any security for Borrower's obligations under this Note shall not constitute an election by Lender of remedies so as to preclude the exercise of any other right or remedy available to Lender.

15.   Waivers. Borrower and all endorsers and guarantors of this Note and all other third party obligors waive presentment, demand, notice of dishonor, protest, notice of acceleration, notice of intent to demand or accelerate payment or maturity, presentment for payment, notice of nonpayment, grace, and diligence in collecting the Indebtedness.

16.   Loan Charges. Neither this Note nor any of the other Loan Documents shall be construed to create a contract for the use, forbearance or detention of money requiring payment of interest at a rate greater than the Maximum Interest Rate. If any applicable law limiting the amount of interest or other charges permitted to be collected from Borrower in connection with the Loan is interpreted so that any interest or other charge provided for in any Loan Document, whether considered separately or together with other charges provided for in any other Loan Document, violates that law, and Borrower is entitled to the benefit of that law, that interest or

charge is hereby reduced to the extent necessary to eliminate that violation. The amounts, if any, previously paid to Lender in excess of the permitted amounts shall be applied by Lender to reduce the unpaid principal balance of this Note. For the purpose of determining whether any applicable law limiting the amount of interest or other charges permitted to be collected from Borrower has been violated, all Indebtedness that constitutes interest, as well as all other charges made in connection with the Indebtedness that constitute interest, shall be deemed to be allocated and spread ratably over the stated term of this Note. Unless otherwise required by applicable law, such allocation and spreading shall be effected in such a manner that the rate of interest so computed is uniform throughout the stated term of this Note.

17. **Commercial Purpose.** Borrower represents that Borrower is incurring the Indebtedness solely for the purpose of carrying on a business or commercial enterprise, and not for personal, family, household, or agricultural purposes.

18. **Counting of Days.** Except where otherwise specifically provided, any reference in this Note to a period of "days" means calendar days, not Business Days.

19. **Governing Law.** This Note shall be governed by the law of the Property Jurisdiction.

20. **Captions.** The captions of the Sections of this Note are for convenience only and shall be disregarded in construing this Note.

21. **Notices; Written Modifications.**

(a)   All Notices, demands and other communications required or permitted to be given pursuant to this Note shall be given in accordance with Section 31 of the Security Instrument.

(b)   Any modification or amendment to this Note shall be ineffective unless in writing signed by the party sought to be charged with such modification or amendment; provided, however, in the event of a Transfer under the terms of the Security Instrument that requires Lender's consent, any or some or all of the Modifications to Multifamily Note set forth in Exhibit A to this Note may be modified or rendered void by Lender at Lender's option, by Notice to Borrower and the transferee, as a condition of Lender's consent.

22. **Consent to Jurisdiction and Venue.** Borrower agrees that any controversy arising under or in relation to this Note may be litigated in the Property Jurisdiction. The state and federal courts and authorities with jurisdiction in the Property Jurisdiction shall have jurisdiction over all controversies that shall arise under or in relation to this Note. Borrower irrevocably consents to service, jurisdiction, and venue of such courts for any such litigation and waives any other venue to which it might be entitled by virtue of domicile, habitual residence or otherwise. However, nothing in this Note is intended to limit any right that Lender may have to bring any suit, action or proceeding relating to matters arising under this Note in any court of any other jurisdiction.

23. **WAIVER OF TRIAL BY JURY. BORROWER AND LENDER EACH (A) AGREES NOT TO ELECT A TRIAL BY JURY WITH RESPECT TO ANY ISSUE ARISING OUT OF THIS NOTE OR THE RELATIONSHIP BETWEEN THE PARTIES AS LENDER AND BORROWER THAT IS TRIABLE OF RIGHT BY A JURY AND (B) WAIVES ANY RIGHT TO TRIAL BY JURY WITH RESPECT TO SUCH ISSUE TO THE EXTENT THAT ANY SUCH RIGHT EXISTS NOW OR IN THE FUTURE. THIS**

WAIVER OF RIGHT TO TRIAL BY JURY IS SEPARATELY GIVEN BY EACH PARTY, KNOWINGLY AND VOLUNTARILY WITH THE BENEFIT OF COMPETENT LEGAL COUNSEL.

24. State-Specific Provisions. N/A.

ATTACHED EXHIBIT. The Exhibit noted below, if marked with an "X" in the space provided, is attached to this Note:

[X] Exhibit A Modifications to Multifamily Note

IN WITNESS WHEREOF, and in consideration of the Lender's agreement to lend Borrower the principal amount set forth above, Borrower has signed and delivered this Note under seal or has caused this Note to be signed and delivered under seal by its duly authorized representative.

NLP WHITWORTH, LLC, a Delaware limited
liability company

By: NTS Realty Holdings Limited Partnership, a
Delaware limited partnership, its sole member

    By: NTS Realty Capital, Inc., a Delaware
        corporation, its managing general
        partner

        By:
        Name: Neil A. Mitchell
        Title: Sr. Vice Pres

27-1213470
Borrower's Social Security/Employer ID Number

PAY TO THE ORDER OF FEDERAL HOME
LOAN MORTGAGE CORPORATION,
WITHOUT RECOURSE

HOLLIDAY FENOGLIO FOWLER, L.P., a
Texas limited partnership

By: Holliday GP Corp., a Delaware
corporation, its general partner

By: [signature]
Patrick V. Kinlan
Vice President

FHLMC Loan No. 534381286 (Grove at Whitworth)

EXHIBIT A

MODIFICATIONS TO MULTIFAMILY NOTE

The following modifications are made to the text of the Note that precedes this Exhibit.

1. Section 1(a) is amended to delete the definition of "Security Instrument" in its entirety and replace it with the following:

    "Security Instrument" means, collectively, the multifamily mortgage, deed to secure debt or deed of trust effective as of the effective date of this Note, from Borrower to or for the benefit of Lender, together with all other Mortgages (as defined in that certain Master Cross-Collateralization Agreement dated as of the date of this Note, by and among the Lender, the Borrower and the other entities identified as Borrower on Exhibit A attached thereto), each of which is securing the payment and performance of the Borrower's obligations under this Note.



<u>MULTIFAMILY MORTGAGE,</u>
<u>ASSIGNMENT OF RENTS</u>
<u>AND SECURITY AGREEMENT</u>
(KENTUCKY -- REVISION DATE 03-31-2008)

MULTIFAMILY MORTGAGE,
ASSIGNMENT OF RENTS
AND SECURITY AGREEMENT
(KENTUCKY – REVISION DATE 03-31-2008)

THIS MULTIFAMILY MORTGAGE, ASSIGNMENT OF RENTS AND SECURITY AGREEMENT (the "Instrument") is made as of the 16th day of December, 2009, between NLP PARK PLACE, LLC, a limited liability company organized and existing under the laws of Delaware, whose county and state of residence are Jefferson County, Kentucky and whose office address is c/o NTS Development Company, 10172 Linn Station Road, Louisville, Kentucky 40223, as mortgagor ("Borrower"), and HOLLIDAY FENOGLIO FOWLER, L.P., a limited partnership organized and existing under the laws of Texas, whose address is 9 Greenway Plaza, Suite 700, Houston (Harris County), Texas 77046, as mortgagee ("Lender"). Borrower's organizational identification number, if applicable, is 4739669.

Borrower is indebted to Lender in the principal amount of $30,625,000.00, as evidenced by Borrower's Multifamily Note payable to Lender dated as of the date of this Instrument, and maturing on January 1, 2020 (the "Maturity Date").

TO SECURE TO LENDER the repayment of the Indebtedness, and all renewals, extensions and modifications of the Indebtedness, and the performance of the covenants and agreements of Borrower contained in the Loan Documents, Borrower mortgages, warrants, grants, conveys and assigns to Lender, with power of sale, the Mortgaged Property, including the Land located in Fayette County, State of Kentucky, and described in Exhibit A attached to this Instrument and fully incorporated herein for all purposes.

Borrower represents and warrants that Borrower is lawfully seized of the Mortgaged Property and has the right, power and authority to grant, convey and assign the Mortgaged Property, and that the Mortgaged Property is unencumbered except as shown on the schedule of exceptions to coverage in the title policy issued to and accepted by Lender contemporaneously with the execution and recordation of this Instrument and insuring Lender's interest in the Mortgaged Property (the "Schedule of Title Exceptions"). Borrower covenants that Borrower will warrant and defend generally the title to the Mortgaged Property against all claims and demands, subject to any easements and restrictions listed in the Schedule of Title Exceptions.

UNIFORM COVENANTS-CME
REVISION DATE 8-14-2009

Covenants. In consideration of the mutual promises set forth in this Instrument, Borrower and Lender covenant and agree as follows:

1. **DEFINITIONS.** The following terms, when used in this Instrument (including when used in the above recitals), shall have the following meanings:

(a)   "**Affiliate**" of any Person means (i) any other Person which, directly or indirectly, is in Control of, is Controlled by or is under common Control with, such Person; (ii) any other Person who is a director or officer of (A) such Person, (B) any subsidiary of such Person, or (C) any Person described in clause (i) above; or (iii) any corporation, limited liability company or partnership which has as a director any Person described in subsection (ii) above.

(b)   "**Approved Seller/Servicer**" is defined in Section 43(b).

(c)   "**Assignment of Management Agreement**" means Assignment of Management Agreement and Subordination of Management Fee of even date herewith among Borrower, Lender and Property Manager, including all schedules, riders, allonges and addenda, as such Assignment of Management Agreement may be amended from time to time.

(d)   "**Attorneys' Fees and Costs**" means (i) fees and out of pocket costs of Lender's and Loan Servicer's attorneys, as applicable, including costs of Lender's and Loan Servicer's in-house counsel, support staff costs, costs of preparing for litigation, computerized research, telephone and facsimile transmission expenses, mileage, deposition costs, postage, duplicating, process service, videotaping and similar costs and expenses; (ii) costs and fees of expert witnesses, including appraisers; (iii) investigatory fees; and (iv) the costs for any opinion required by Lender pursuant to the terms of the Loan Documents.

(e)   "**Borrower**" means all entities identified as "Borrower" in the first paragraph of this Instrument, together with their successors and assigns.

(f)   "**Business Day**" means any day other than a Saturday, a Sunday or any other day on which Lender or the national banking associations are not open for business.

(g)   "**Claim**" is defined in Section 18(l).

(h)   "**Collateral Agreement**" means any separate agreement between Borrower and Lender for the purpose of establishing replacement reserves for the Mortgaged Property, establishing a fund to assure the completion of repairs or improvements specified in that agreement, or assuring reduction of the outstanding principal balance of the Indebtedness if the occupancy of or income from the Mortgaged Property does not increase to a level specified in that agreement, or any other agreement or agreements between Borrower and Lender which provide for the establishment of any other fund, reserve or account.

(i)   "**Condemnation**" is defined in Section 20(a).

(j)   "**Control**" means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person whether through ownership of voting securities, beneficial interests, by contract or otherwise. The definition is to be construed to apply equally to variations of the word "Control," including "Controlled," "Controlling" or "Controlled by."

(k)   "**Controlling Entity**" means an entity which, directly or indirectly through one or more intermediaries, (i) owns or Controls a general partnership interest or a Controlling Interest of the limited partnership interests in Borrower (if Borrower is a partnership), (ii) is a Manager of Borrower or owns a Controlling Interest in a manager of Borrower or a Controlling Interest of the ownership or membership interests in Borrower (if Borrower is a limited liability company), or (iii) owns or Controls a Controlling Interest of any class of voting stock of Borrower (if

Borrower is a corporation). The SPE Equity Owner, if applicable, shall be considered a Controlling Entity for purposes of this definition.

(l) "**Controlling Interest**" means (i) 50 percent or more of the direct or indirect ownership interests in an entity, or (ii) a percentage ownership interest in an entity of less than 50 percent, if the owner(s) of that interest actually Control(s) the business and affairs of the entity without the requirement of consent of any other party.

(m) "**Cut-off Date**" is defined in the Note.

(n) "**Defeasance**" is defined in Section 44.

(o) "**Defeasance Closing Date**" is defined in Section 44(b).

(p) "**Defeasance Collateral**" means (i) a Freddie Mac Debt Security, (ii) a Fannie Mae Debt Security, (iii) U.S. Treasury Obligations, or (iv) FHLB Obligations.

(q) "**Defeasance Date**" means the second (2nd) anniversary of the "startup date" of the last REMIC within the meaning of Section 860G(a)(9) of the Tax Code which holds all or any portion of the Loan.

(r) "**Defeasance Fee**" is defined in Section 44(c).

(s) "**Defeasance Notice**" is defined in Section 44(b).

(t) "**Defeasance Period**" is defined in the Note.

(u) "**Disclosure Document**" is defined in Section 39.

(v) "**Eligible Account**" means an identifiable account which is separate from all other funds held by the holding institution that is either (i) an account or accounts maintained with the corporate trust department of a federal or state-chartered depository institution or trust company which complies with the definition of Eligible Institution or (ii) a segregated trust account or accounts maintained with the corporate trust department of a federal or state chartered depository institution or trust company acting in its fiduciary capacity which, in the case of a state chartered depository institution or trust company is subject to regulations substantially similar to 12 C.F.R. §9.10(b), having in either case a combined capital and surplus of at least $50,000,000 and subject to supervision or examination by federal and state authority. An Eligible Account will not be evidenced by a certificate of deposit, passbook or other instrument.

(w) "**Eligible Institution**" means a federal or state chartered depository institution or trust company insured by the Federal Deposit Insurance Corporation, the short term unsecured debt obligations or commercial paper of which are rated at least A-1 by Standard & Poor's Ratings Services, a division of The McGraw-Hill Companies, Inc., P-1 by Moody's Investors Service, Inc. and F-1 by Fitch, Inc. in the case of accounts in which funds are held for thirty (30) days or less or, in the case of letters of credit or accounts in which funds are held for more than thirty (30) days, the long term unsecured debt obligations of which are rated at least "A" by Fitch, Inc. and Standard & Poor's Ratings Services, a division of The McGraw-Hill Companies, Inc., and "A2" by Moody's Investors Service, Inc. If at any time an Eligible Institution does not meet the required rating, the Loan Servicer must move the Eligible Account within thirty (30) days of such event to an appropriately rated Eligible Institution.

(x)   "**Environmental Inspections**" is defined in Section 18(g).

(y)   "**Environmental Permit**" means any permit, license, or other authorization issued under any Hazardous Materials Law with respect to any activities or businesses conducted on or in relation to the Mortgaged Property.

(z)   "**ERISA**" is defined in Section 48(d).

(aa)   "**Event of Default**" means the occurrence of any event listed in Section 22.

(bb)   "**Fannie Mae Debt Security**" means any non-callable bond, debenture, note, or other similar debt obligation issued by Federal National Mortgage Association.

(cc)   "**FHLB Obligations**" mean direct, non-callable and non-redeemable securities issued, or fully insured as to payment, by any consolidated bank that is a member of the Federal Home Loan Banks.

(dd)   "**First Mortgage**" is defined in Section 43(b).

(ee)   "**Fixtures**" means all property owned by Borrower which is so attached to the Land or the Improvements as to constitute a fixture under applicable law, including: machinery, equipment, engines, boilers, incinerators, installed building materials; systems and equipment for the purpose of supplying or distributing heating, cooling, electricity, gas, water, air, or light; antennas, cable, wiring and conduits used in connection with radio, television, security, fire prevention, or fire detection or otherwise used to carry electronic signals; telephone systems and equipment; elevators and related machinery and equipment; fire detection, prevention and extinguishing systems and apparatus; security and access control systems and apparatus; plumbing systems; water heaters, ranges, stoves, microwave ovens, refrigerators, dishwashers, garbage disposers, washers, dryers and other appliances; light fixtures, awnings, storm windows and storm doors; pictures, screens, blinds, shades, curtains and curtain rods; mirrors; cabinets, paneling, rugs and floor and wall coverings; fences, trees and plants; swimming pools; and exercise equipment.

(ff)   "**Freddie Mac**" is defined in Section 43(a).

(gg)   "**Freddie Mac Debt Security**" means any non-callable bond, debenture, note, or other similar debt obligation issued by Freddie Mac.

(hh)   "**Governmental Authority**" means any board, commission, department or body of any municipal, county, state or federal governmental unit, or any subdivision of any of them, that has or acquires jurisdiction over the Mortgaged Property or the use, operation or improvement of the Mortgaged Property or over the Borrower.

(ii)   "**Hazard Insurance**" is defined in Section 19.

(jj)   "**Hazardous Materials**" means petroleum and petroleum products and compounds containing them, including gasoline, diesel fuel and oil; explosives; flammable materials; radioactive materials; polychlorinated biphenyls ("PCBs") and compounds containing them; lead and lead-based paint; asbestos or asbestos containing materials in any form that is or could become friable; underground or above-ground storage tanks, whether empty or containing any substance; any substance the presence of which on the Mortgaged Property is prohibited by any federal, state or local authority; any substance that requires special handling and any other material or substance now or in the future that (i) is defined as a "hazardous substance," "hazardous material," "hazardous waste," "toxic substance," "toxic pollutant," "contaminant," or "pollutant" by or within the meaning of any Hazardous Materials Law, or (ii) is regulated in any way by or within the meaning of any Hazardous Materials Law.

(kk) "**Hazardous Materials Laws**" means all federal, state, and local laws, ordinances and regulations and standards, rules, policies and other governmental requirements, administrative rulings and court judgments and decrees in effect now or in the future and including all amendments, that relate to Hazardous Materials or the protection of human health or the environment and apply to Borrower or to the Mortgaged Property. Hazardous Materials Laws include, but are not limited to, the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. Section 9601, et seq., the Resource Conservation and Recovery Act of 1976, 42 U.S.C. Section 6901, et seq., the Toxic Substance Control Act, 15 U.S.C. Section 2601, et seq., the Clean Water Act, 33 U.S.C. Section 1251, et seq., and the Hazardous Materials Transportation Act, 49 U.S.C. Section 5101, et seq., and their state analogs.

(ll) "**Impositions**" and "**Imposition Deposits**" are defined in Section 7(a).

(mm) "**Improvements**" means the buildings, structures, improvements, and alterations now constructed or at any time in the future constructed or placed upon the Land, including any future replacements and additions.

(nn) "**Indebtedness**" means the principal of, interest at the fixed or variable rate set forth in the Note on, and all other amounts due at any time under, the Note, this Instrument or any other Loan Document, including prepayment premiums, late charges, default interest, and advances as provided in Section 12 to protect the security of this Instrument.

(oo) "**Indemnitees**" is defined in Section 18(j).

(pp) "**Initial Owners**" means, with respect to Borrower or any other entity, the Persons that (i) on the date of the Note, or (ii) on the date of a Transfer to which Lender has consented, own in the aggregate 100 percent of the ownership interests in Borrower or that entity.

(qq) "**Intercreditor Agreement**" is defined in Section 43(b).

(rr) "**Issuer Group**" is defined in Section 47.

(ss) "**Issuer Person**" is defined in Section 47.

(tt) "**Junior Lender**" is defined in Section 43(e).

(uu) "**Land**" means the land described in Exhibit A.

(vv) "**Leases**" means all present and future leases, subleases, licenses, concessions or grants or other possessory interests now or hereafter in force, whether oral or written, covering or affecting the Mortgaged Property, or any portion of the Mortgaged Property (including proprietary leases or occupancy agreements if Borrower is a cooperative housing corporation), and all modifications, extensions or renewals.

(ww) "**Lender**" means the entity identified as "Lender" in the first paragraph of this Instrument, or any subsequent holder of the Note.

(xx)   "Lien" is defined in Section 16.

(yy)   "Loan" means the loan evidenced by the Note.

(zz)   "Loan Documents" means the Note, this Instrument, the Assignment of Management Agreement, all guaranties, all indemnity agreements, all Collateral Agreements, O&M Programs, the MMP and any other documents now or in the future executed by Borrower, any guarantor or any other Person in connection with the Loan evidenced by the Note, as such documents may be amended from time to time.

(aaa)   "Loan Servicer" means the entity that from time to time is designated by Lender or its designee to collect payments and deposits and receive Notices under the Note, this Instrument and any other Loan Document, and otherwise to service the Loan evidenced by the Note for the benefit of Lender. Unless Borrower receives Notice to the contrary, the Loan Servicer is the entity identified as "Lender" in the first paragraph of this Instrument.

(bbb)   "Lockout Period" is defined in the Note.

(ccc)   "Manager" or "Managers" means a Person who is named or designated as a manager or managing member or otherwise acts in the capacity of a manager or managing member of a limited liability company in a limited liability company agreement or similar instrument under which the limited liability company is formed or operated.

(ddd)   "Material Adverse Effect" is defined in Section 48(f).

(eee)   "MMP" means a moisture management plan to control water intrusion and prevent the development of Mold or moisture at the Mortgaged Property throughout the term of this Instrument. At a minimum, the MMP must contain a provision for (i) staff training, (ii) information to be provided to tenants, (iii) documentation of the plan, (iv) the appropriate protocol for incident response and remediation and (v) routine, scheduled inspections of common space and unit interiors.

(fff)   "Mold" means mold, fungus, microbial contamination or pathogenic organisms.

(ggg)   "Mortgaged Property" means all of Borrower's present and future right, title and interest in and to all of the following:

        (i)   the Land;

        (ii)   the Improvements;

        (iii)   the Fixtures;

        (iv)   the Personalty;

        (v)   all current and future rights, including air rights, development rights, zoning rights and other similar rights or interests, easements, tenements, rights of way, strips and gores of land, streets, alleys, roads, sewer rights, waters, watercourses, and appurtenances related to or benefiting the Land or the Improvements, or both, and all rights-of-way, streets, alleys and roads which may have been or may in the future be vacated;.

(vi) all proceeds paid or to be paid by any insurer of the Land, the Improvements, the Fixtures, the Personalty or any other part of the Mortgaged Property, whether or not Borrower obtained the insurance pursuant to Lender's requirement;

(vii) all awards, payments and other compensation made or to be made by any municipal, state or federal authority with respect to the Land, the Improvements, the Fixtures, the Personalty or any other part of the Mortgaged Property, including any awards or settlements resulting from condemnation proceedings or the total or partial taking of the Land, the Improvements, the Fixtures, the Personalty or any other part of the Mortgaged Property under the power of eminent domain or otherwise and including any conveyance in lieu thereof;

(viii) all contracts, options and other agreements for the sale of the Land, the Improvements, the Fixtures, the Personalty or any other part of the Mortgaged Property entered into by Borrower now or in the future, including cash or securities deposited to secure performance by parties of their obligations;

(ix) all proceeds from the conversion, voluntary or involuntary, of any of the above into cash or liquidated claims, and the right to collect such proceeds;

(x) all Rents and Leases;

(xi) all earnings, royalties, accounts receivable, issues and profits from the Land, the Improvements or any other part of the Mortgaged Property, and all undisbursed proceeds of the Loan secured by this Instrument;

(xii) all Imposition Deposits;

(xiii) all refunds or rebates of Impositions by any municipal, state or federal authority or insurance company (other than refunds applicable to periods before the real property tax year in which this Instrument is dated);

(xiv) all tenant security deposits which have not been forfeited by any tenant under any Lease and any bond or other security in lieu of such deposits; and

(xv) all names under or by which any of the above Mortgaged Property may be operated or known, and all trademarks, trade names, and goodwill relating to any of the Mortgaged Property.

(hhh) "New Commercial Lease" is defined in Section 4(f).

(iii) "Note" means the Multifamily Note described on page 1 of this Instrument, including all schedules, riders, allonges and addenda, as such Multifamily Note may be amended from time to time.

(jjj) "Notice" is defined in Section 31(a).

(kkk) "**O&M Program**" is defined in Section 18(d).

(lll) "**Person**" means any natural person, sole proprietorship, corporation, general partnership, limited partnership, limited liability company, limited liability limited partnership, joint venture, association, joint stock company, bank, trust, estate, unincorporated organization, any federal, state, county or municipal government (or any agency or political subdivision thereof), endowment fund or any other form of entity.

(mmm) "**Personalty**" means all:

(i) accounts (including deposit accounts) of Borrower related to the Mortgaged Property;

(ii) equipment and inventory owned by Borrower, which are used now or in the future in connection with the ownership, management or operation of the Land or Improvements or are located on the Land or Improvements, including furniture, furnishings, machinery, building materials, goods, supplies, tools, books, records (whether in written or electronic form), and computer equipment (hardware and software);

(iii) other tangible personal property owned by Borrower which is used now or in the future in connection with the ownership, management or operation of the Land or Improvements or is located on the Land or in the Improvements, including ranges, stoves, microwave ovens, refrigerators, dishwashers, garbage disposers, washers, dryers and other appliances (other than Fixtures);

(iv) any operating agreements relating to the Land or the Improvements;

(v) any surveys, plans and specifications and contracts for architectural, engineering and construction services relating to the Land or the Improvements;

(vi) all other intangible property, general intangibles and rights relating to the operation of, or used in connection with, the Land or the Improvements, including all governmental permits relating to any activities on the Land and including subsidy or similar payments received from any sources, including a governmental authority; and

(vii) any rights of Borrower in or under letters of credit.

(nnn) "**Pledge Agreement**" is defined in Section 44(f).

(ooo) "**Preapproved Transfer**" is defined in Section 21(c).

(ppp) "**Prior Lien**" is defined in Section 12.

(qqq) "**Proceeding**" means, whether voluntary or involuntary, any case, proceeding or other action against Borrower or any SPE Equity Owner under any existing or future law of any jurisdiction relating to bankruptcy, insolvency, reorganization or relief of debtors.

(rrr) "**Prohibited Activities or Conditions**" is defined in Section 18(a).

(sss) "**Property Jurisdiction**" is defined in Section 30(a).

(ttt) "**Property Manager**" means NTS Development Company.

(uuu) "**Rating Agencies**" means Fitch, Inc.; Moody's Investors Service, Inc.; or Standard & Poor's Ratings Services, a division of The McGraw-Hill Companies, Inc., or any successor entity of the foregoing, or any other nationally recognized statistical rating organization.

(vvv) "**Rating Confirmation**" means a written confirmation from each of the Rating Agencies which has rated the Securitization which includes the Loan (unless otherwise agreed by Lender) or any portion thereof or interest therein, that an action shall not result in a downgrade, withdrawal or qualification of any securities issued in connection with the Securitization, unless such Rating Agency has elected to waive its right to issue a Rating Confirmation.

(www) "**Release Instruments**" is defined in Section 44(f).

(xxx) "**Remedial Work**" is defined in Section 18(h).

(yyy) "**Rent Schedule**" means a written schedule for the Mortgaged Property showing the name of each tenant, and for each tenant, the space occupied, the lease expiration date, the rent payable for the current month, the date through which rent has been paid, and any related information requested by Lender.

(zzz) "**Rents**" means all rents (whether from residential or non-residential space), revenues and other income of the Land or the Improvements, parking fees, laundry and vending machine income and fees and charges for food, health care and other services provided at the Mortgaged Property, whether now due, past due, or to become due, and deposits forfeited by tenants, and, if Borrower is a cooperative housing corporation or association, maintenance fees, charges or assessments payable by shareholders or residents under proprietary leases or occupancy agreements, whether now due, past due, or to become due.

(aaaa) "**Required DSCR**" is defined in Section 43(b).

(bbbb) "**Required LTV**" is defined in Section 43(b).

(cccc) "**Restoration**" is defined in Section 19(f).

(dddd) "**Scheduled Debt Payments**" is defined in Section 44(g).

(eeee) "**Secondary Market Transaction**" means (a) any sale or assignment of this Instrument, the Note and the other Loan Documents to one or more investors as a whole loan; (b) a participation of the Loan to one or more investors; (c) any deposit of this Instrument, the Note and the other Loan Documents with a trust or other entity which may sell certificates or other instruments to investors evidencing an ownership interest in the assets of such trust or other entity; or (d) any other sale, assignment or transfer of the Loan or any interest therein to one or more investors.

(ffff) "**Securities Liabilities**" is defined in Section 47.

(gggg) "**Securitization**" means when the Note is assigned to a REMIC trust.

(hhhh) "**Servicing Arrangement**" is defined in Section 36(b).

(iiii) "**Single Purpose Entity**" is defined in Section 33(b).

(jjjj) "**SPE Equity Owner**" is NOT APPLICABLE-Borrower shall not be required to maintain an SPE Equity Owner in its organizational structure during the term of the Loan and all references to SPE Equity Owner in this Instrument and in the Note shall be of no force or effect.

(kkkk) "**Successor Borrower**" is defined in Section 44(h).

(llll) "**Supplemental Mortgage**" is defined in Section 43(b).

(mmmm) "**Supplemental Mortgage Product**" is defined in Section 43(a).

(nnnn) "**Tax Code**" means the Internal Revenue Code of the United States.

(oooo) "**Taxes**" means all taxes, assessments, vault rentals and other charges, if any, whether general, special or otherwise, including all assessments for schools, public betterments and general or local improvements, which are levied, assessed or imposed by any public authority or quasi-public authority, and which, if not paid, will become a lien on the Land or the Improvements.

(pppp) "**Third Party Information**" is defined in Section 47.

(qqqq) "**Transfer**" is defined in Section 21.

(rrrr) "**Transfer and Assumption Agreement**" is defined in Section 44(f).

(ssss) "**UCC Collateral**" is defined in Section 2.

(tttt) "**Underwriter Group**" is defined in Section 47.

(uuuu) "**U.S. Treasury Obligations**" means direct, non-callable and non-redeemable securities issued, or fully insured as to payment, by the United States of America.

2. **UNIFORM COMMERCIAL CODE SECURITY AGREEMENT.**

(a)   This Instrument is also a security agreement under the Uniform Commercial Code for any of the Mortgaged Property which, under applicable law, may be subjected to a security interest under the Uniform Commercial Code, whether such Mortgaged Property is owned now or acquired in the future, and all products and cash and non-cash proceeds thereof (collectively, "**UCC Collateral**"), and Borrower hereby grants to Lender a security interest in the UCC Collateral. Borrower hereby authorizes Lender to prepare and file financing statements, continuation statements and financing statement amendments in such form as Lender may require to perfect or continue the perfection of this security interest and Borrower agrees, if Lender so requests, to execute and deliver to Lender such financing statements, continuation statements and amendments. Borrower shall pay all filing costs and all costs and expenses of any record searches for financing statements and/or amendments that Lender may require. Without the prior written consent of Lender, Borrower shall not create or permit to exist any other lien or security interest in any of the UCC Collateral.

(b)   Unless Borrower gives Notice to Lender within 30 days after the occurrence of any of the following, and executes and delivers to Lender modifications or supplements of this Instrument (and any financing statement which may be filed in connection with this Instrument) as Lender may require, Borrower shall not (i) change its name, identity, structure or jurisdiction of organization; (ii) change the location of its place of business (or chief executive office if more than one place of business); or (iii) add to or change any location at which any of the Mortgaged Property is stored, held or located.

(c)   If an Event of Default has occurred and is continuing, Lender shall have the remedies of a secured party under the Uniform Commercial Code, in addition to all remedies provided by this Instrument or existing under applicable law. In exercising any remedies, Lender may exercise its remedies against the UCC Collateral separately or together, and in any order, without in any way affecting the availability of Lender's other remedies.

(d)   This Instrument constitutes a financing statement with respect to any part of the Mortgaged Property that is or may become a Fixture, if permitted by applicable law.

3.   ASSIGNMENT OF RENTS; APPOINTMENT OF RECEIVER; LENDER IN POSSESSION.

(a)   As part of the consideration for the Indebtedness, Borrower absolutely and unconditionally assigns and transfers to Lender all Rents. It is the intention of Borrower to establish a present, absolute and irrevocable transfer and assignment to Lender of all Rents and to authorize and empower Lender to collect and receive all Rents without the necessity of further action on the part of Borrower. Promptly upon request by Lender, Borrower agrees to execute and deliver such further assignments as Lender may from time to time require. Borrower and Lender intend this assignment of Rents to be immediately effective and to constitute an absolute present assignment and not an assignment for additional security only. For purposes of giving effect to this absolute assignment of Rents, and for no other purpose, Rents shall not be deemed to be a part of the Mortgaged Property. However, if this present, absolute and unconditional assignment of Rents is not enforceable by its terms under the laws of the Property Jurisdiction, then the Rents shall be included as a part of the Mortgaged Property and it is the intention of the Borrower that in this circumstance this Instrument create and perfect a lien on Rents in favor of Lender, which lien shall be effective as of the date of this Instrument.

(b)   After the occurrence of an Event of Default, Borrower authorizes Lender to collect, sue for and compromise Rents and directs each tenant of the Mortgaged Property to pay all Rents to, or as directed by, Lender. However, until the occurrence of an Event of Default, Lender hereby grants to Borrower a revocable license to collect and receive all Rents, to hold all Rents in trust for the benefit of Lender and to apply all Rents to pay the installments of interest and principal then due and payable under the Note and the other amounts then due and payable under the other Loan Documents, including Imposition Deposits, and to pay the current costs and expenses of managing, operating and maintaining the Mortgaged Property, including utilities, Taxes and insurance premiums (to the extent not included in Imposition Deposits), tenant improvements and other capital expenditures. So long as no Event of Default has occurred and is continuing, the Rents remaining after application pursuant to the preceding sentence may be retained by Borrower free and clear of, and released from, Lender's rights with respect to Rents under this Instrument. From and after the occurrence of an Event of Default, and without the necessity of Lender entering upon and taking and maintaining control of the Mortgaged Property directly, or by a receiver, Borrower's license to collect Rents shall automatically terminate and Lender shall without Notice be entitled to all Rents as they become due and payable, including Rents then due and unpaid. Borrower shall pay to Lender upon demand all Rents to which

Lender is entitled. At any time on or after the date of Lender's demand for Rents, (i) Lender may give, and Borrower hereby irrevocably authorizes Lender to give, notice to all tenants of the Mortgaged Property instructing them to pay all Rents to Lender, (ii) no tenant shall be obligated to inquire further as to the occurrence or continuance of an Event of Default, and (iii) no tenant shall be obligated to pay to Borrower any amounts which are actually paid to Lender in response to such a notice. Any such notice by Lender shall be delivered to each tenant personally, by mail or by delivering such demand to each rental unit. Borrower shall not interfere with and shall cooperate with Lender's collection of such Rents.

(c) Borrower represents and warrants to Lender that Borrower has not executed any prior assignment of Rents (other than an assignment of Rents securing any prior indebtedness that is being assigned to Lender, or paid off and discharged with the proceeds of the Loan evidenced by the Note), that Borrower has not performed, and Borrower covenants and agrees that it will not perform, any acts and has not executed, and shall not execute, any instrument which would prevent Lender from exercising its rights under this Section 3, and that at the time of execution of this Instrument there has been no anticipation or prepayment of any Rents for more than two months prior to the due dates of such Rents. Borrower shall not collect or accept payment of any Rents more than two months prior to the due dates of such Rents.

(d) If an Event of Default has occurred and is continuing, Lender may, regardless of the adequacy of Lender's security or the solvency of Borrower and even in the absence of waste, enter upon and take and maintain full control of the Mortgaged Property in order to perform all acts that Lender in its discretion determines to be necessary or desirable for the operation and maintenance of the Mortgaged Property, including the execution, cancellation or modification of Leases, the collection of all Rents, the making of repairs to the Mortgaged Property and the execution or termination of contracts providing for the management, operation or maintenance of the Mortgaged Property, for the purposes of enforcing the assignment of Rents pursuant to Section 3(a), protecting the Mortgaged Property or the security of this Instrument, or for such other purposes as Lender in its discretion may deem necessary or desirable. Alternatively, if an Event of Default has occurred and is continuing, regardless of the adequacy of Lender's security, without regard to Borrower's solvency and without the necessity of giving prior notice (oral or written) to Borrower, Lender may apply to any court having jurisdiction for the appointment of a receiver for the Mortgaged Property to take any or all of the actions set forth in the preceding sentence. If Lender elects to seek the appointment of a receiver for the Mortgaged Property at any time after an Event of Default has occurred and is continuing, Borrower, by its execution of this Instrument, expressly consents to the appointment of such receiver, including the appointment of a receiver ex parte if permitted by applicable law. If Borrower is a housing cooperative corporation or association, Borrower hereby agrees that if a receiver is appointed, the order appointing the receiver may contain a provision requiring the receiver to pay the installments of interest and principal then due and payable under the Note and the other amounts then due and payable under the other Loan Documents, including Imposition Deposits, it being acknowledged and agreed that the Indebtedness is an obligation of the Borrower and must be paid out of maintenance charges payable by the Borrower's tenant shareholders under their proprietary leases or occupancy agreements. Lender or the receiver, as the case may be, shall be entitled to receive a reasonable fee for managing the Mortgaged Property. Immediately upon appointment of a receiver or immediately upon the Lender's entering upon and taking possession and control of the Mortgaged Property, Borrower shall surrender possession of the Mortgaged Property to Lender or the receiver, as the case may be, and shall deliver to Lender or the receiver, as the case may be, all documents, records (including records on electronic or magnetic media), accounts, surveys, plans, and specifications relating to the Mortgaged Property and all security deposits and prepaid Rents. In the event Lender takes possession and control of the Mortgaged Property, Lender may exclude Borrower and its representatives from the Mortgaged

Property. Borrower acknowledges and agrees that the exercise by Lender of any of the rights conferred under this Section 3 shall not be construed to make Lender a mortgagee-in-possession of the Mortgaged Property so long as Lender has not itself entered into actual possession of the Land and Improvements.

(e)   If Lender enters the Mortgaged Property, Lender shall be liable to account only to Borrower and only for those Rents actually received. Except to the extent of Lender's gross negligence or willful misconduct, Lender shall not be liable to Borrower, anyone claiming under or through Borrower or anyone having an interest in the Mortgaged Property, by reason of any act or omission of Lender under Section 3(d), and Borrower hereby releases and discharges Lender from any such liability to the fullest extent permitted by law.

(f)   If the Rents are not sufficient to meet the costs of taking control of and managing the Mortgaged Property and collecting the Rents, any funds expended by Lender for such purposes shall become an additional part of the Indebtedness as provided in Section 12.

(g)   Any entering upon and taking of control of the Mortgaged Property by Lender or the receiver, as the case may be, and any application of Rents as provided in this Instrument shall not cure or waive any Event of Default or invalidate any other right or remedy of Lender under applicable law or provided for in this Instrument.

4.   ASSIGNMENT OF LEASES; LEASES AFFECTING THE MORTGAGED PROPERTY.

(a)   As part of the consideration for the Indebtedness, Borrower absolutely and unconditionally assigns and transfers to Lender all of Borrower's right, title and interest in, to and under the Leases, including Borrower's right, power and authority to modify the terms of any such Lease, or extend or terminate any such Lease. It is the intention of Borrower to establish a present, absolute and irrevocable transfer and assignment to Lender of all of Borrower's right, title and interest in, to and under the Leases. Borrower and Lender intend this assignment of the Leases to be immediately effective and to constitute an absolute present assignment and not an assignment for additional security only. For purposes of giving effect to this absolute assignment of the Leases, and for no other purpose, the Leases shall not be deemed to be a part of the Mortgaged Property. However, if this present, absolute and unconditional assignment of the Leases is not enforceable by its terms under the laws of the Property Jurisdiction, then the Leases shall be included as a part of the Mortgaged Property and it is the intention of the Borrower that in this circumstance this Instrument create and perfect a lien on the Leases in favor of Lender, which lien shall be effective as of the date of this Instrument.

(b)   Until Lender gives Notice to Borrower of Lender's exercise of its rights under this Section 4, Borrower shall have all rights, power and authority granted to Borrower under any Lease (except as otherwise limited by this Section or any other provision of this Instrument), including the right, power and authority to modify the terms of any Lease or extend or terminate any Lease. Upon the occurrence of an Event of Default, the permission given to Borrower pursuant to the preceding sentence to exercise all rights, power and authority under Leases shall automatically terminate. Borrower shall comply with and observe Borrower's obligations under all Leases, including Borrower's obligations pertaining to the maintenance and disposition of tenant security deposits.

(c)   Borrower acknowledges and agrees that the exercise by Lender, either directly or by a receiver, of any of the rights conferred under this Section 4 shall not be construed to make Lender a mortgagee-in-possession of the Mortgaged Property so long as Lender has not itself entered into actual possession of the Land and the Improvements. The acceptance by Lender of the assignment of the Leases pursuant to Section 4(a) shall not at any time or in any event obligate Lender to take any action under this Instrument or to expend any money or to incur any expenses. Except to the extent of Lender's gross negligence or willful misconduct, Lender shall not be liable in any way for any injury or damage to person or property sustained by any Person or Persons in or about the Mortgaged Property. Prior to Lender's actual entry into and taking possession of the Mortgaged Property, Lender shall not (i) be obligated to perform any of the terms, covenants and conditions contained in any Lease (or otherwise have any obligation with respect to any Lease); (ii) be obligated to appear in or defend any action or proceeding relating to the Lease or the Mortgaged Property; or (iii) be responsible for the operation, control, care, management or repair of the Mortgaged Property or any portion of the Mortgaged Property. The execution of this Instrument by Borrower shall constitute conclusive evidence that all responsibility for the operation, control, care, management and repair of the Mortgaged Property is and shall be that of Borrower, prior to such actual entry and taking of possession.

(d)   Upon delivery of Notice by Lender to Borrower of Lender's exercise of Lender's rights under this Section 4 at any time after the occurrence of an Event of Default, and without the necessity of Lender entering upon and taking and maintaining control of the Mortgaged Property directly, by a receiver, or by any other manner or proceeding permitted by the laws of the Property Jurisdiction, Lender immediately shall have all rights, powers and authority granted to Borrower under any Lease, including the right, power and authority to modify the terms of any such Lease, or extend or terminate any such Lease.

(e)   Borrower shall, promptly upon Lender's request, deliver to Lender an executed copy of each residential Lease then in effect. All Leases for residential dwelling units shall be on forms approved by Lender, shall be for initial terms of at least six months and not more than two years, and shall not include options to purchase.

(f)   (i)   Except as set forth below, Borrower shall not enter into a Lease for any portion of the Mortgaged Property for non-residential use without the prior written consent of Lender.

(ii)   Borrower shall not modify the terms of, or extend or terminate, any Lease for non-residential use (including any Lease in existence on the date of this Instrument) without the prior written consent of Lender; provided, however, Lender's consent shall not be required for the modification or extension of a non-residential Lease if such modification or extension is on terms at least as favorable to Borrower as those customary at that time in the applicable market and the income from the extended or modified Lease will not be less than the income received from the Lease as of the date of this Instrument.

(iii)   Lender's consent shall not be required for Borrower to enter into a new Lease for space occupied as of the date of this Instrument for non-residential use ("New Commercial Lease"), provided that such New Commercial Lease satisfies the following requirements:

(A)   the aggregate of the income derived from the space leased by the New Commercial Lease accounts for less than five percent (5%) of the gross income of the Mortgaged Property on the date of this Instrument;

(B)   the tenant under the New Commercial Lease is not an Affiliate of the Borrower or any guarantor;

(C)   terms of the New Commercial Lease are at least as favorable to Borrower as those customary on the date of this Instrument in the applicable market;

(D)   the rents paid to the Borrower pursuant to the New Commercial Lease are greater than or equal to the rents paid to Borrower pursuant to the Lease for that portion of the Mortgaged Property that was in effect prior to the New Commercial Lease; and

(E)   the New Commercial Lease must provide that the space may not be used or operated, in whole or in part, for any of the following: (1) the operation of a so-called "head shop" or other business devoted to the sale of articles or merchandise normally used or associated with illegal or unlawful activities such as, but not limited to, the sale of paraphernalia used in connection with marijuana or controlled drugs or substances, (2) a gun shop, shooting gallery or firearms range, (3) a so-called massage parlor or any business which sells, rents or permits the viewing of so-called "adult" or pornographic materials such as, but not limited to, adult magazines, books, movies, photographs, sexual aids, sexual articles and sex paraphernalia, (4) for the sale or distribution of any flammable liquids, gases or other Hazardous Materials as defined under this Instrument, (5) an off-track betting parlor or arcade, (6) a liquor store or other business whose primary business is the sale of alcoholic beverages for off-site consumption, (7) a burlesque or strip club, or (8) any other illegal activity.

(iv)   Borrower shall, without request by Lender, deliver a fully executed copy of each non-residential Lease to Lender promptly after such Lease is signed.

(v)   All non-residential Leases, regardless of whether Lender's consent or approval is required, including renewals or extensions of existing Leases, shall specifically provide that (A) such Leases are subordinate to the lien of this Instrument; (B) the tenant shall attorn to Lender and any purchaser at a foreclosure sale, such attornment to be self-executing and effective upon acquisition of title to the Mortgaged Property by any purchaser at a foreclosure sale or by Lender in any manner; (C) the tenant agrees to execute such further evidences of attornment as Lender or any purchaser at a foreclosure sale may from time to time request; (D) the Lease shall not be terminated by foreclosure or any other transfer of the Mortgaged Property; (E) after a foreclosure sale of the Mortgaged Property, Lender or any other purchaser at such foreclosure sale may, at Lender's or such purchaser's option, accept or terminate such Lease; and (F) upon receipt of a written request from Lender following the occurrence of an Event of Default, pay all Rents payable under the Lease to Lender.

(g)   Borrower shall not receive or accept Rent under any Lease (whether residential or non-residential) for more than two months in advance.

(h)   If Borrower is a cooperative housing corporation or association, notwithstanding anything to the contrary contained in this subsection or in Section 21, so long as Borrower remains a cooperative housing corporation or association and is not in breach of any covenant of this Instrument, Lender hereby consents to:

          (i)   the execution of leases of apartments for a term in excess of two years from Borrower to a tenant shareholder of Borrower, so long as such leases, including proprietary leases, are and will remain subordinate to the lien of this Instrument; and

          (ii)   the surrender or termination of such leases of apartments where the surrendered or terminated lease is immediately replaced or where the Borrower makes its best efforts to secure such immediate replacement by a newly executed lease of the same apartment to a tenant shareholder of the Borrower. However, no consent is hereby given by Lender to any execution, surrender, termination or assignment of a lease under terms that would waive or reduce the obligation of the resulting tenant shareholder under such lease to pay cooperative assessments in full when due or the obligation of the former tenant shareholder to pay any unpaid portion of such assessments.

5.   PAYMENT OF INDEBTEDNESS; PERFORMANCE UNDER LOAN DOCUMENTS; PREPAYMENT PREMIUM. Borrower shall pay the Indebtedness when due in accordance with the terms of the Note and the other Loan Documents and shall perform, observe and comply with all other provisions of the Note and the other Loan Documents. Borrower shall pay a prepayment premium in connection with certain prepayments of the Indebtedness, including a payment made after Lender's exercise of any right of acceleration of the Indebtedness, as provided in the Note.

6.   EXCULPATION. Borrower's personal liability for payment of the Indebtedness and for performance of the other obligations to be performed by it under this Instrument is limited in the manner, and to the extent, provided in the Note.

7.   DEPOSITS FOR TAXES, INSURANCE AND OTHER CHARGES.

(a)   Unless this requirement is waived in writing by Lender, which waiver may be contained in this Section 7(a), Borrower shall deposit with Lender on the day monthly installments of principal or interest, or both, are due under the Note (or on another day designated in writing by Lender), until the Indebtedness is paid in full, an additional amount sufficient to accumulate with Lender the entire sum required to pay, when due, the items marked "Collect" below. Lender will not require the Borrower to make Imposition Deposits with respect to the items marked "Deferred" below.

[Deferred]	Hazard Insurance premiums or other insurance premiums required by Lender under Section 19,
[Collect]	Taxes,
[Deferred]	water and sewer charges (that could become a lien on the Mortgaged Property),
[N/A]	ground rents,
[Deferred]	assessments or other charges (that could become a lien on the Mortgaged Property)

The amounts deposited under the preceding sentence are collectively referred to in this Instrument as the "**Imposition Deposits.**" The obligations of Borrower for which the Imposition Deposits are required are collectively referred to in this Instrument as "**Impositions.**" The amount of the Imposition Deposits shall be sufficient to enable Lender to pay each Imposition before the last date upon which such payment may be made without any penalty or interest charge being added. Lender shall maintain records indicating how much of the monthly Imposition Deposits and how much of the aggregate Imposition Deposits held by Lender are held for the purpose of paying Taxes, insurance premiums and each other Imposition.

(b) Imposition Deposits shall be deposited in an Eligible Account at an Eligible Institution (which may be Lender, if Lender is such an institution) or invested in "permitted investments" as then defined and required by the Rating Agencies. Lender shall not be obligated to open additional accounts or deposit Imposition Deposits in additional institutions when the amount of the Imposition Deposits exceeds the maximum amount of the federal deposit insurance or guaranty. Lender shall apply the Imposition Deposits to pay Impositions so long as no Event of Default has occurred and is continuing. Unless applicable law requires, Lender shall not be required to pay Borrower any interest, earnings or profits on the Imposition Deposits. As additional security for all of Borrower's obligations under this Instrument and the other Loan Documents, Borrower hereby pledges and grants to Lender a security interest in the Imposition Deposits and all proceeds of, and all interest and dividends on, the Imposition Deposits. Any amounts deposited with Lender under this Section 7 shall not be trust funds, nor shall they operate to reduce the Indebtedness, unless applied by Lender for that purpose under Section 7(e).

(c) If Lender receives a bill or invoice for an Imposition, Lender shall pay the Imposition from the Imposition Deposits held by Lender. Lender shall have no obligation to pay any Imposition to the extent it exceeds Imposition Deposits then held by Lender. Lender may pay an Imposition according to any bill, statement or estimate from the appropriate public office or insurance company without inquiring into the accuracy of the bill, statement or estimate or into the validity of the Imposition.

(d) If at any time the amount of the Imposition Deposits held by Lender for payment of a specific Imposition exceeds the amount reasonably deemed necessary by Lender, the excess shall be credited against future installments of Imposition Deposits. If at any time the amount of the Imposition Deposits held by Lender for payment of a specific Imposition is less than the amount reasonably estimated by Lender to be necessary, Borrower shall pay to Lender the amount of the deficiency within 15 days after Notice from Lender.

(e) If an Event of Default has occurred and is continuing, Lender may apply any Imposition Deposits, in any amounts and in any order as Lender determines, in Lender's discretion, to pay any Impositions or as a credit against the Indebtedness. Upon payment in full of the Indebtedness, Lender shall refund to Borrower any Imposition Deposits held by Lender.

(f) If Lender does not collect an Imposition Deposit with respect to an Imposition either marked "Deferred" in Section 7(a) or pursuant to a separate written waiver by Lender, then on or before the date each such Imposition is due, or on the date this Instrument requires each such Imposition to be paid, Borrower must provide Lender with proof of payment of each such Imposition for which Lender does not require collection of Imposition Deposits. Lender may revoke its deferral or waiver and require Borrower to deposit with Lender any or all of the Imposition Deposits listed in Section 7(a), regardless of whether any such item is marked "Deferred" in such section, upon Notice to Borrower, (i) if Borrower does not timely pay any of the Impositions, (ii) if Borrower fails to provide timely proof to Lender of such payment, or (iii) at any time during the existence of an Event of Default.

(g)   In the event of a Transfer prohibited by or requiring Lender's approval under Section 21, Lender's waiver of the collection of any Imposition Deposit in this Section 7 may be modified or rendered void by Lender at Lender's option by Notice to Borrower and the transferee(s) as a condition of Lender's approval of such Transfer.

8.   COLLATERAL AGREEMENTS. Borrower shall deposit with Lender such amounts as may be required by any Collateral Agreement and shall perform all other obligations of Borrower under each Collateral Agreement.

9.   APPLICATION OF PAYMENTS. If at any time Lender receives, from Borrower or otherwise, any amount applicable to the Indebtedness which is less than all amounts due and payable at such time, then Lender may apply that payment to amounts then due and payable in any manner and in any order determined by Lender, in Lender's discretion. Neither Lender's acceptance of an amount that is less than all amounts then due and payable nor Lender's application of such payment in the manner authorized shall constitute or be deemed to constitute either a waiver of the unpaid amounts or an accord and satisfaction. Notwithstanding the application of any such amount to the Indebtedness, Borrower's obligations under this Instrument and the Note shall remain unchanged.

10.   COMPLIANCE WITH LAWS AND ORGANIZATIONAL DOCUMENTS.

(a)   Borrower shall comply with all laws, ordinances, regulations and requirements of any Governmental Authority and all recorded lawful covenants and agreements relating to or affecting the Mortgaged Property, including all laws, ordinances, regulations, requirements and covenants pertaining to health and safety, construction of improvements on the Mortgaged Property, fair housing, disability accommodation, zoning and land use, and Leases. Borrower also shall comply with all applicable laws that pertain to the maintenance and disposition of tenant security deposits.

(b)   Borrower shall at all times maintain records sufficient to demonstrate compliance with the provisions of this Section 10.

(c)   Borrower shall take appropriate measures to prevent, and shall not engage in or knowingly permit, any illegal activities at the Mortgaged Property that could endanger tenants or visitors, result in damage to the Mortgaged Property, result in forfeiture of the Mortgaged Property, or otherwise materially impair the lien created by this Instrument or Lender's interest in the Mortgaged Property. Borrower represents and warrants to Lender that no portion of the Mortgaged Property has been or will be purchased with the proceeds of any illegal activity.

(d)   Borrower shall at all times comply with all laws, regulations and requirements of any Governmental Authority relating to Borrower's formation, continued existence and good standing in the Property Jurisdiction. Borrower shall at all times comply with its organizational documents, including but not limited to its partnership agreement (if Borrower is a partnership), its by-laws (if Borrower is a corporation or housing cooperative corporation or association) or its operating agreement (if Borrower is an limited liability company or tenancy-in-common). If Borrower is a housing cooperative corporation or association, Borrower shall at all times maintain its status as a "cooperative housing corporation" as such term is defined in Section 216(b) of the Internal revenue Code of 1986, as amended, or any successor statute thereto.

(e)   Borrower represents and warrants that Borrower, any commercial tenant of the Mortgaged Property and/or any operator of the Mortgaged Property were in possession of all material licenses, permits and authorizations required for use of the Mortgaged Property which

were valid and in full force and effect as of the date of this Instrument. Borrower warrants that it, any commercial tenant of the Mortgaged Property and/or any operator of the Mortgaged Property shall remain in material compliance with all material licenses, permits and other legal requirements necessary and required to conduct its business.

11. **USE OF PROPERTY.** Unless required by applicable law, Borrower shall not (a) allow changes in the use for which all or any part of the Mortgaged Property is being used at the time this Instrument was executed, except for any change in use approved by Lender, (b) convert any individual dwelling units or common areas to commercial use, (c) initiate a change in the zoning classification of the Mortgaged Property or acquiesce without Notice to and consent of Lender in a change in the zoning classification of the Mortgaged Property, (d) establish any condominium or cooperative regime with respect to the Mortgaged Property, (e) combine all or any part of the Mortgaged Property with all or any part of a tax parcel which is not part of the Mortgaged Property, or (f) subdivide or otherwise split any tax parcel constituting all or any part of the Mortgaged Property without the prior consent of Lender. The Mortgaged Property (x) permits ingress and egress, (y) is served by public utilities and services generally available in the surrounding community or otherwise appropriate for the use in which the Mortgaged Property is currently being utilized, and (z) constitutes one or more separate tax parcels or the Lender's title policy contains one or more endorsements with respect to the matters described in (x) or (z). Notwithstanding anything contained in this Section to the contrary, if Borrower is a housing cooperative corporation or association, Lender acknowledges and consents to Borrower's use of the Mortgaged Property as a housing cooperative.

12. **PROTECTION OF LENDER'S SECURITY; INSTRUMENT SECURES FUTURE ADVANCES.**

(a) If Borrower fails to perform any of its obligations under this Instrument or any other Loan Document, or if any action or proceeding is commenced which purports to affect the Mortgaged Property, Lender's security or Lender's rights under this Instrument, including eminent domain, insolvency, code enforcement, civil or criminal forfeiture, enforcement of Hazardous Materials Laws, fraudulent conveyance or reorganizations or proceedings involving a bankrupt or decedent, then Lender at Lender's option may make such appearances, file such documents, disburse such sums and take such actions as Lender reasonably deems necessary to perform such obligations of Borrower and to protect Lender's interest, including (i) payment of Attorneys' Fees and Costs, (ii) payment of fees and out-of-pocket expenses of accountants, inspectors and consultants, (iii) entry upon the Mortgaged Property to make repairs or secure the Mortgaged Property, (iv) procurement of the insurance required by Section 19, (v) payment of amounts which Borrower has failed to pay under Sections 15 and 17, and (vi) advances made by Lender to pay, satisfy or discharge any obligation of Borrower for the payment of money that is secured by a pre-existing mortgage, deed of trust or other lien encumbering the Mortgaged Property (a "Prior Lien").

(b) Any amounts disbursed by Lender under this Section 12, or under any other provision of this Instrument that treats such disbursement as being made under this Section 12, shall be secured by this Instrument, shall be added to, and become part of, the principal component of the Indebtedness, shall be immediately due and payable and shall bear interest from the date of disbursement until paid at the "Default Rate," as defined in the Note.

(c) Nothing in this Section 12 shall require Lender to incur any expense or take any action.

13. **INSPECTION.**

(a)   Lender, its agents, representatives, and designees may make or cause to be made entries upon and inspections of the Mortgaged Property (including environmental inspections and tests) during normal business hours, or at any other reasonable time, upon reasonable notice to Borrower if the inspection is to include occupied residential units (which notice need not be in writing). Notice to Borrower shall not be required in the case of an emergency, as determined in Lender's discretion, or when an Event of Default has occurred and is continuing.

(b)   If Lender determines that Mold has developed as a result of a water intrusion event or leak, Lender, at Lender's discretion, may require that a professional inspector inspect the Mortgaged Property as frequently as Lender determines is necessary until any issue with Mold and its cause(s) are resolved to Lender's satisfaction. Such inspection shall be limited to a visual and olfactory inspection of the area that has experienced the Mold, water intrusion event or leak. Borrower shall be responsible for the cost of such professional inspection and any remediation deemed to be necessary as a result of the professional inspection. After any issue with Mold, water intrusion or leaks is remedied to Lender's satisfaction, Lender shall not require a professional inspection any more frequently than once every three years unless Lender is otherwise aware of Mold as a result of a subsequent water intrusion event or leak.

(c)   If Lender or Loan Servicer determines not to conduct an annual inspection of the Mortgaged Property, and in lieu thereof Lender requests a certification, Borrower shall be prepared to provide and must actually provide to Lender a factually correct certification each year that the annual inspection is waived to the following effect:

> Borrower has not received any written complaint, notice, letter or other written communication from tenants, management agent or governmental authorities regarding mold, fungus, microbial contamination or pathogenic organisms ("Mold") or any activity, condition, event or omission that causes or facilitates the growth of Mold on or in any part of the Mortgaged Property or if Borrower has received any such written complaint, notice, letter or other written communication that Borrower has investigated and determined that no Mold activity, condition or event exists or alternatively has fully and properly remediated such activity, condition, event or omission in compliance with the Moisture Management Plan for the Mortgaged Property.

If Borrower is unwilling or unable to provide such certification, Lender may require a professional inspection of the Mortgaged Property at Borrower's expense.

14.   **BOOKS AND RECORDS; FINANCIAL REPORTING.**

(a)   Borrower shall keep and maintain at all times at the Mortgaged Property or the management agent's office, and upon Lender's request shall make available at the Mortgaged Property (or, at Borrower's option, at the management agent's office), complete and accurate books of account and records (including copies of supporting bills and invoices) adequate to reflect correctly the operation of the Mortgaged Property, in accordance with GAAP consistently applied (or such other method which is reasonably acceptable to Lender), and copies of all written contracts, Leases, and other instruments which affect the Mortgaged Property. The books, records, contracts, Leases and other instruments shall be subject to examination and inspection by Lender at any reasonable time.

(b)   Borrower shall furnish to Lender each of the following:

(i)   if, in connection with this Loan, the Borrower purchased the Mortgaged Property, a statement of income and expenses for Borrower's operation of the Mortgaged Property from the origination date to the end of the first full calendar quarter following such origination date, such statement to be provided within twenty-five (25) days after the end of such quarter; or

(ii)   for all other cases (for example, a refinance of a loan, a purchase of partnership or other interests, or new debt being placed on the Mortgaged Property), a statement of income and expenses for Borrower's operation of the Mortgaged Property for the trailing six (6) months, such statement to be provided within twenty-five (25) days after the end of such quarter.

(iii)   after Borrower has furnished such statements required by Section 14(b)(i) or (ii) above, within twenty-five (25) days after the end of each subsequent calendar quarter of Borrower,

(A)   a Rent Schedule; and

(B)   a statement of income and expenses for Borrower's operation of the Mortgaged Property for that calendar quarter;

(c)   Within ninety (90) days after the end of each fiscal year of Borrower, Borrower shall furnish to Lender each of the following:

(i)   an annual statement of income and expenses for Borrower's operation of the Mortgaged Property for that fiscal year;

(ii)   a statement of changes in financial position of Borrower relating to the Mortgaged Property for that fiscal year;

(iii)   a balance sheet showing all assets and liabilities of Borrower relating to the Mortgaged Property as of the end of that fiscal year and a profit and loss statement for Borrower; and

(iv)   an accounting of all security deposits held pursuant to all Leases, including the name of the institution (if any) and the names and identification numbers of the accounts (if any) in which such security deposits are held and the name of the person to contact at such financial institution, along with any authority or release necessary for Lender to access information regarding such accounts.

(d)   Borrower shall furnish to Lender each of the following:

(i)   prior to a Securitization, and thereafter upon Lender's reasonable request, a monthly Rent Schedule and a monthly statement of income and expenses for Borrower's operation of the Mortgaged Property;

(ii)   prior to a Securitization, and thereafter upon Lender's reasonable request, Borrower shall furnish to Lender a statement that identifies all owners of any interest in Borrower and any Controlling Entity and the interest held by each (unless Borrower or any Controlling Entity is a publicly-traded entity in which case such statement of ownership shall not be required),

and if Borrower or a Controlling Entity is a corporation, all officers and directors of Borrower and the Controlling Entity, and if Borrower or a Controlling Entity is a limited liability company, all Managers who are not members;

(iii) copies of all tax returns filed by Borrower, within thirty (30) days after the date of filing; and

(iv) such other financial information or property management information (including, without limitation, information on tenants under Leases to the extent such information is available to Borrower, copies of bank account statements from financial institutions where funds owned or controlled by Borrower are maintained, and an accounting of security deposits) as may be required by Lender from time to time.

(e) At any time upon Lender's request, Borrower shall furnish to Lender a monthly property management report for the Mortgaged Property, showing the number of inquiries made and rental applications received from tenants or prospective tenants and deposits received from tenants and any other information requested by Lender. However, Lender shall not require the foregoing more frequently than quarterly except when there has been an Event of Default and such Event of Default is continuing, in which case Lender may require Borrower to furnish the foregoing more frequently.

(f) A natural person having authority to bind Borrower (or the SPE Equity Owner or guarantor, as applicable) shall certify each of the statements, schedules and reports required by Sections 14(b) through 14(e) and 14(h) to be complete and accurate. Each of the statements, schedules and reports required by Sections 14(b) through 14(e) and 14(h) shall be in such form and contain such detail as Lender may reasonably require. Lender also may require that any of the statements, schedules or reports listed in Section 14(b) through 14(c) and Section 14(d)(i) and (iv) be audited at Borrower's expense by independent certified public accountants acceptable to Lender, at any time when an Event of Default has occurred and is continuing or at any time that Lender, in its reasonable judgment, determines that audited financial statements are required for an accurate assessment of the financial condition of Borrower or of the Mortgaged Property.

(g) If Borrower fails to provide in a timely manner the statements, schedules and reports required by Sections 14(b) through 14(e) and 14(h), Lender shall give Borrower Notice specifying the statements, schedules and reports required by Section 14(b) through 14(e) and 14(h) that Borrower has failed to provide. If Borrower has not provided the required statements, schedules and reports within 10 Business Days following such Notice, then Lender shall have the right to have Borrower's books and records audited, at Borrower's expense, by independent certified public accountants selected by Lender in order to obtain such statements, schedules and reports, and all related costs and expenses of Lender shall become immediately due and payable and shall become an additional part of the Indebtedness as provided in Section 12. Notice to Borrower shall not be required in the case of an emergency, as determined in Lender's discretion, or when an Event of Default has occurred and is continuing.

(h) Borrower shall cause each guarantor and, at Lender's request, any SPE Equity Owner, to provide to Lender (i) within ninety (90) days after the close of such party's fiscal year, such party's balance sheet and profit and loss statement (or if such party is a natural person, within ninety (90) days after the close of each calendar year, such party's personal financial statements) in form reasonably satisfactory to Lender and certified by such party to be accurate and complete; and (ii) such additional financial information (including, without limitation, copies

of state and federal tax returns with respect to any SPE Equity Owner but Lender shall only require copies of such tax returns with respect to each guarantor if an Event of Default has occurred and is continuing) as Lender may reasonably require from time to time and in such detail as reasonably required by Lender.

(i)   If an Event of Default has occurred and is continuing, Borrower shall deliver to Lender upon written demand all books and records relating to the Mortgaged Property or its operation.

(j)   Borrower authorizes Lender to obtain a credit report on Borrower at any time.

15.   **TAXES; OPERATING EXPENSES.**

(a)   Subject to the provisions of Section 15(c) and Section 15(d), Borrower shall pay, or cause to be paid, all Taxes when due and before the addition of any interest, fine, penalty or cost for nonpayment.

(b)   Subject to the provisions of Section 15(c), Borrower shall (i) pay the expenses of operating, managing, maintaining and repairing the Mortgaged Property (including utilities, repairs and replacements) before the last date upon which each such payment may be made without any penalty or interest charge being added, and (ii) pay insurance premiums at least 30 days prior to the expiration date of each policy of insurance, unless applicable law specifies some lesser period.

(c)   If Lender is collecting Imposition Deposits, to the extent that Lender holds sufficient Imposition Deposits for the purpose of paying a specific Imposition, then Borrower shall not be obligated to pay such Imposition, so long as no Event of Default exists and Borrower has timely delivered to Lender any bills or premium notices that it has received. If an Event of Default exists, Lender may exercise any rights Lender may have with respect to Imposition Deposits without regard to whether Impositions are then due and payable. Lender shall have no liability to Borrower for failing to pay any Impositions to the extent that (i) any Event of Default has occurred and is continuing, (ii) insufficient Imposition Deposits are held by Lender at the time an Imposition becomes due and payable or (iii) Borrower has failed to provide Lender with bills and premium notices as provided above.

(d)   Borrower, at its own expense, may contest by appropriate legal proceedings, conducted diligently and in good faith, the amount or validity of any Imposition other than insurance premiums, if (i) Borrower notifies Lender of the commencement or expected commencement of such proceedings, (ii) the Mortgaged Property is not in danger of being sold or forfeited, (iii) if Borrower has not already paid the Imposition, Borrower deposits with Lender reserves sufficient to pay the contested Imposition, if requested by Lender, and (iv) Borrower furnishes whatever additional security is required in the proceedings or is reasonably requested by Lender.

(e)   Borrower shall promptly deliver to Lender a copy of all notices of, and invoices for, Impositions, and if Borrower pays any Imposition directly, Borrower shall furnish to Lender, on or before the date this Instrument requires such Impositions to be paid, receipts evidencing that such payments were made.

16.   **LIENS; ENCUMBRANCES.**   Borrower acknowledges that, to the extent provided in Section 21, the grant, creation or existence of any mortgage, deed of trust, deed to secure debt, security interest or other lien or encumbrance (a "Lien") on the Mortgaged Property

(other than the lien of this Instrument) or on certain ownership interests in Borrower, whether voluntary, involuntary or by operation of law, and whether or not such Lien has priority over the lien of this Instrument, is a "Transfer" which constitutes an Event of Default and subjects Borrower to personal liability under the Note.

17. PRESERVATION, MANAGEMENT AND MAINTENANCE OF MORTGAGED PROPERTY.

(a)   Borrower shall not commit waste or permit impairment or deterioration of the Mortgaged Property.

(b)   Borrower shall not abandon the Mortgaged Property.

(c)   Borrower shall restore or repair promptly, in a good and workmanlike manner, any damaged part of the Mortgaged Property to the equivalent of its original condition, or such other condition as Lender may approve in writing, whether or not insurance proceeds or condemnation awards are available to cover any costs of such restoration or repair; however, Borrower shall not be obligated to perform such restoration or repair if (i) no Event of Default has occurred and is continuing, and (ii) Lender has elected to apply any available insurance proceeds and/or condemnation awards to the payment of Indebtedness pursuant to Section 19(h)(ii) through (viii), or pursuant to Section 20(d)(ii) through (viii).

(d)   Borrower shall keep the Mortgaged Property in good repair, including the replacement of Personalty and Fixtures with items of equal or better function and quality.

(e)   Borrower shall provide for professional management of the Mortgaged Property by the Property Manager or by a residential rental property manager satisfactory to Lender at all times under a property management agreement approved by Lender in writing. Borrower shall not surrender, terminate, cancel, modify, renew or extend its property management agreement, or enter into any other agreement relating to the management or operation of the Property with Property Manager or any other Person, or consent to the assignment by the Property Manager of its interest under such property management agreement, in each case without the consent of Lender, which consent shall not be unreasonably withheld; provided, however, with respect to a new property manager such consent may be conditioned upon Borrower delivering a Rating Confirmation as to such new property manager and the related property management agreement. If at any time Lender consents to the appointment of a new property manager, such new property manager and Borrower shall, as a condition of Lender's consent, execute an assignment of management agreement in a form acceptable to Lender.   If any such replacement property manager is an Affiliate of Borrower, and if a nonconsolidation opinion was delivered at the origination of the Loan, Borrower shall deliver to Lender an updated nonconsolidation opinion in form and substance satisfactory to the Rating Agencies (unless waived by the Rating Agencies) with regard to nonconsolidation.

(f)   Borrower shall give Notice to Lender of and, unless otherwise directed in writing by Lender, shall appear in and defend any action or proceeding purporting to affect the Mortgaged Property, Lender's security or Lender's rights under this Instrument. Borrower shall not (and shall not permit any tenant or other person to) remove, demolish or alter the Mortgaged Property or any part of the Mortgaged Property, including any removal, demolition or alteration occurring in connection with a rehabilitation of all or part of the Mortgaged Property, except (i) in connection with the replacement of tangible Personalty, (ii) if Borrower is a cooperative housing corporation or association, to the extent permitted with respect to individual dwelling

units under the form of proprietary lease or occupancy agreement and (iii) repairs and replacements in connection with making an individual unit ready for a new occupant.

(g)   Unless otherwise waived by Lender in writing, Borrower must have or must establish and must adhere to the MMP. If the Borrower is required to have an MMP, the Borrower must keep all MMP documentation at the Mortgaged Property or at the management agent's office and available for the Lender or the Loan Servicer to review during any annual assessment or other inspection of the Mortgaged Property that is required by Lender.

(h)   If Borrower is a housing cooperative corporation or association, until the Indebtedness is paid in full Borrower shall not reduce the maintenance fees, charges or assessments payable by shareholders or residents under proprietary leases or occupancy agreements below a level which is sufficient to pay all expenses of the Borrower, including, without limitation, all operating and other expenses for the Mortgaged Property and all payments due pursuant to the terms of the Note and any Loan Documents.

18.   ENVIRONMENTAL HAZARDS.

(a)   Except for matters described in Section 18(b), Borrower shall not cause or permit any of the following:

(i)   the presence, use, generation, release, treatment, processing, storage (including storage in above ground and underground storage tanks), handling, or disposal of any Hazardous Materials on or under the Mortgaged Property;

(ii)   the transportation of any Hazardous Materials to, from, or across the Mortgaged Property;

(iii)   any occurrence or condition on the Mortgaged Property, which occurrence or condition is or may be in violation of Hazardous Materials Laws;

(iv)   any violation of or noncompliance with the terms of any Environmental Permit with respect to the Mortgaged Property; or

(v)   any violation or noncompliance with the terms of any O&M Program as defined in subsection (d).

The matters described in clauses (i) through (v) above, except as otherwise provided in Section 18(b), are referred to collectively in this Section 18 as "Prohibited Activities or Conditions."

(b)   Prohibited Activities or Conditions shall not include lawful conditions permitted by an O&M Program or the safe and lawful use and storage of quantities of (i) pre-packaged supplies, cleaning materials and petroleum products customarily used in the operation and maintenance of comparable multifamily properties, (ii) cleaning materials, personal grooming items and other items sold in pre-packaged containers for consumer use and used by tenants and occupants of residential dwelling units in the Mortgaged Property; and (iii) petroleum products used in the operation and maintenance of motor vehicles from time to time located on the Mortgaged Property's parking areas, so long as all of the foregoing are used, stored, handled, transported and disposed of in compliance with Hazardous Materials Laws.

(c)   Borrower shall take all commercially reasonable actions (including the inclusion of appropriate provisions in any Leases executed after the date of this Instrument) to prevent its employees, agents, and contractors, and all tenants and other occupants from causing or permitting any Prohibited Activities or Conditions. Borrower shall not lease or allow the sublease or use of all or any portion of the Mortgaged Property to any tenant or subtenant for nonresidential use by any user that, in the ordinary course of its business, would cause or permit any Prohibited Activity or Condition.

(d)   As required by Lender, Borrower shall also have established a written operations and maintenance program with respect to certain Hazardous Materials. Each such operations and maintenance program and any additional or revised operations and maintenance programs established for the Mortgaged Property pursuant to this Section 18 must be approved by Lender and shall be referred to herein as an "O&M Program." Borrower shall comply in a timely manner with, and cause all employees, agents, and contractors of Borrower and any other Persons present on the Mortgaged Property to comply with each O&M Program. Borrower shall pay all costs of performance of Borrower's obligations under any O&M Program, and Lender's out of pocket costs incurred in connection with the monitoring and review of each O&M Program and Borrower's performance shall be paid by Borrower upon demand by Lender. Any such out-of-pocket costs of Lender that Borrower fails to pay promptly shall become an additional part of the Indebtedness as provided in Section 12.

(e)   Borrower represents and warrants to Lender that, except as previously disclosed by Borrower to Lender in writing (which written disclosure may be in certain environmental assessments and other written reports accepted by Lender in connection with the funding of the Indebtedness and dated prior to the date of this Instrument):

(i)   Borrower has not at any time engaged in, caused or permitted any Prohibited Activities or Conditions on the Mortgaged Property;

(ii)   to the best of Borrower's knowledge after reasonable and diligent inquiry, no Prohibited Activities or Conditions exist or have existed on the Mortgaged Property;

(iii)   the Mortgaged Property does not now contain any underground storage tanks, and, to the best of Borrower's knowledge after reasonable and diligent inquiry, the Mortgaged Property has not contained any underground storage tanks in the past. If there is an underground storage tank located on the Mortgaged Property that has been previously disclosed by Borrower to Lender in writing, that tank complies with all requirements of Hazardous Materials Laws;

(iv)   to the best of Borrower's knowledge after reasonable and diligent inquiry, Borrower has complied with all Hazardous Materials Laws, including all requirements for notification regarding releases of Hazardous Materials. Without limiting the generality of the foregoing, Borrower has obtained all Environmental Permits required for the operation of the Mortgaged Property in accordance with Hazardous Materials Laws now in effect and all such Environmental Permits are in full force and effect;

(v)   to the best of Borrower's knowledge after reasonable and diligent inquiry, no event has occurred with respect to the Mortgaged Property that

constitutes, or with the passing of time or the giving of notice would constitute, noncompliance with the terms of any Environmental Permit;

(vi)   there are no actions, suits, claims or proceedings pending or, to the best of Borrower's knowledge after reasonable and diligent inquiry, threatened that involve the Mortgaged Property and allege, arise out of, or relate to any Prohibited Activity or Condition; and

(vii)   Borrower has not received any written complaint, order, notice of violation or other communication from any Governmental Authority with regard to air emissions, water discharges, noise emissions or Hazardous Materials, or any other environmental, health or safety matters affecting the Mortgaged Property.

(f)   Borrower shall promptly notify Lender in writing upon the occurrence of any of the following events:

(i)   Borrower's discovery of any Prohibited Activity or Condition;

(ii)   Borrower's receipt of or knowledge of any written complaint, order, notice of violation or other communication from any tenant, management agent, Governmental Authority or other Person with regard to present or future alleged Prohibited Activities or Conditions, or any other environmental, health or safety matters affecting the Mortgaged Property; or

(iii)   Borrower's breach of any of its obligations under this Section 18.

Any such notice given by Borrower shall not relieve Borrower of, or result in a waiver of, any obligation under this Instrument, the Note, or any other Loan Document.

(g)   Borrower shall pay promptly the costs of any environmental inspections, tests or audits, a purpose of which is to identify the extent or cause of or potential for a Prohibited Activity or Condition ("**Environmental Inspections**"), required by Lender in connection with any foreclosure or deed in lieu of foreclosure, or as a condition of Lender's consent to any Transfer under Section 21, or required by Lender following a reasonable determination by Lender that Prohibited Activities or Conditions may exist. Any such costs incurred by Lender (including Attorneys' Fees and Costs and the costs of technical consultants whether incurred in connection with any judicial or administrative process or otherwise) that Borrower fails to pay promptly shall become an additional part of the Indebtedness as provided in Section 12. As long as (i) no Event of Default has occurred and is continuing, (ii) Borrower has actually paid for or reimbursed Lender for all costs of any such Environmental Inspections performed or required by Lender, and (iii) Lender is not prohibited by law, contract or otherwise from doing so, Lender shall make available to Borrower, without representation of any kind, copies of Environmental Inspections prepared by third parties and delivered to Lender. Lender hereby reserves the right, and Borrower hereby expressly authorizes Lender, to make available to any party, including any prospective bidder at a foreclosure sale of the Mortgaged Property, the results of any Environmental Inspections made by or for Lender with respect to the Mortgaged Property. Borrower consents to Lender notifying any party (either as part of a notice of sale or otherwise) of the results of any Environmental Inspections made by or for Lender. Borrower acknowledges that Lender cannot control or otherwise assure the truthfulness or accuracy of the results of any Environmental Inspections and that the release of such results to prospective bidders at a foreclosure sale of the Mortgaged Property may have a material and adverse effect upon the

amount that a party may bid at such sale. Borrower agrees that Lender shall have no liability whatsoever as a result of delivering the results to any third party of any Environmental Inspections made by or for Lender, and Borrower hereby releases and forever discharges Lender from any and all claims, damages, or causes of action, arising out of, connected with or incidental to the results of, the delivery of any of Environmental Inspections made by or for Lender.

(h)   If any investigation, site monitoring, containment, clean-up, restoration or other remedial work ("Remedial Work") is necessary to comply with any Hazardous Materials Law or order of any Governmental Authority that has or acquires jurisdiction over the Mortgaged Property or the use, operation or improvement of the Mortgaged Property, or is otherwise required by Lender as a consequence of any Prohibited Activity or Condition or to prevent the occurrence of a Prohibited Activity or Condition, Borrower shall, by the earlier of (i) the applicable deadline required by Hazardous Materials Law or (ii) 30 days after Notice from Lender demanding such action, begin performing the Remedial Work, and thereafter diligently prosecute it to completion, and shall in any event complete the work by the time required by applicable Hazardous Materials Law. If Borrower fails to begin on a timely basis or diligently prosecute any required Remedial Work, Lender may, at its option, cause the Remedial Work to be completed, in which case Borrower shall reimburse Lender on demand for the cost of doing so. Any reimbursement due from Borrower to Lender shall become part of the Indebtedness as provided in Section 12.

(i)   Borrower shall comply with all Hazardous Materials Laws applicable to the Mortgaged Property. Without limiting the generality of the previous sentence, Borrower shall (i) obtain and maintain all Environmental Permits required by Hazardous Materials Laws and comply with all conditions of such Environmental Permits; (ii) cooperate with any inquiry by any Governmental Authority; and (iii) comply with any governmental or judicial order that arises from any alleged Prohibited Activity or Condition.

(j)   Borrower shall indemnify, hold harmless and defend (i) Lender, including any custodian, trustee and any other fiduciaries who hold or have held a full or partial interest in the Loan for the benefit of third parties, (ii) any prior owner or holder of the Note, (iii) the Loan Servicer, (iv) any prior Loan Servicer, (v) the officers, directors, shareholders, partners, employees and trustees of any of the foregoing, and (vi) the heirs, legal representatives, successors and assigns of each of the foregoing (collectively, the "Indemnitees") from and against all proceedings, claims, damages, penalties and costs (whether initiated or sought by Governmental Authorities or private parties), including Attorneys' Fees and Costs and remediation costs, whether incurred in connection with any judicial or administrative process or otherwise, arising directly or indirectly from any of the following:

(i)   any breach of any representation or warranty of Borrower in this Section 18;

(ii)   any failure by Borrower to perform any of its obligations under this Section 18;

(iii)   the existence or alleged existence of any Prohibited Activity or Condition;

(iv)   the presence or alleged presence of Hazardous Materials on or under the Mortgaged Property or in any of the Improvements; and

(v)   the actual or alleged violation of any Hazardous Materials Law.

(k)   Counsel selected by Borrower to defend Indemnitees shall be subject to the approval of those Indemnitees. In any circumstances in which the indemnity under this Section 18 applies, Lender may employ its own legal counsel and consultants to prosecute, defend or negotiate any claim or legal or administrative proceeding and Lender, with the prior written consent of Borrower (which shall not be unreasonably withheld, delayed or conditioned) may settle or compromise any action or legal or administrative proceeding. However, unless an Event of Default has occurred and is continuing, or the interests of Borrower and Lender are in conflict, as determined by Lender in its discretion, Lender shall permit Borrower to undertake the actions referenced in this Section 18 in accordance with this Section 18(k) and Section 18(l) so long as Lender approves such action, which approval shall not be unreasonably withheld or delayed. Borrower shall reimburse Lender upon demand for all costs and expenses incurred by Lender, including all costs of settlements entered into in good faith, consultants' fees and Attorneys' Fees and Costs.

(l)   Borrower shall not, without the prior written consent of those Indemnitees who are named as parties to a claim or legal or administrative proceeding (a "Claim"), settle or compromise the Claim if the settlement (i) results in the entry of any judgment that does not include as an unconditional term the delivery by the claimant or plaintiff to Lender of a written release of those Indemnitees, satisfactory in form and substance to Lender; or (ii) may materially and adversely affect Lender, as determined by Lender in its discretion.

(m)   Borrower's obligation to indemnify the Indemnitees shall not be limited or impaired by any of the following, or by any failure of Borrower or any guarantor to receive notice of or consideration for any of the following:

(i)   any amendment or modification of any Loan Document;

(ii)   any extensions of time for performance required by any Loan Document;

(iii)   any provision in any of the Loan Documents limiting Lender's recourse to property securing the Indebtedness, or limiting the personal liability of Borrower or any other party for payment of all or any part of the Indebtedness;

(iv)   the accuracy or inaccuracy of any representations and warranties made by Borrower under this Instrument or any other Loan Document;

(v)   the release of Borrower or any other Person, by Lender or by operation of law, from performance of any obligation under any Loan Document;

(vi)   the release or substitution in whole or in part of any security for the Indebtedness; and

(vii)   Lender's failure to properly perfect any lien or security interest given as security for the Indebtedness.

(n)   Borrower shall, at its own cost and expense, do all of the following:

(i)   pay or satisfy any judgment or decree that may be entered against any Indemnitee or Indemnitees in any legal or administrative proceeding incident to any matters against which Indemnitees are entitled to be indemnified under this Section 18;

(ii)   reimburse Indemnitees for any expenses paid or incurred in connection with any matters against which Indemnitees are entitled to be indemnified under this Section 18; and

(iii)   reimburse Indemnitees for any and all expenses, including Attorneys' Fees and Costs, paid or incurred in connection with the enforcement by Indemnitees of their rights under this Section 18, or in monitoring and participating in any legal or administrative proceeding.

(o)   The provisions of this Section 18 shall be in addition to any and all other obligations and liabilities that Borrower may have under applicable law or under other Loan Documents, and each Indemnitee shall be entitled to indemnification under this Section 18 without regard to whether Lender or that Indemnitee has exercised any rights against the Mortgaged Property or any other security, pursued any rights against any guarantor, or pursued any other rights available under the Loan Documents or applicable law. If Borrower consists of more than one Person, the obligation of those Persons to indemnify the Indemnitees under this Section 18 shall be joint and several. The obligation of Borrower to indemnify the Indemnitees under this Section 18 shall survive any repayment or discharge of the Indebtedness, any foreclosure proceeding, any foreclosure sale, any delivery of any deed in lieu of foreclosure, and any release of record of the lien of this Instrument. Notwithstanding the foregoing, if Lender has never been a mortgagee-in-possession of, or held title to, the Mortgaged Property, Borrower shall have no obligation to indemnify the Indemnitees under this Section 18 after the date of the release of record of the lien of this Instrument by payment in full at the Maturity Date or by voluntary prepayment in full.

19.   **PROPERTY AND LIABILITY INSURANCE.**

(a)   At all times during the term hereof, Borrower shall maintain, at its sole cost and expense, for the mutual benefit of Borrower and Lender, the following policies of insurance:

(i)   Insurance against any peril included within the classification "All Risks of Physical Loss" with extended coverage in amounts at all times sufficient to prevent Borrower from becoming a co-insurer within the terms of the applicable policies, but in any event such insurance shall be maintained in an amount equal to the full insurable value of the Mortgaged Property. The policy referred to in this Section 19 shall contain a replacement cost endorsement and a waiver of depreciation. As used in this Instrument, "full insurable value" means the actual replacement cost of the Improvements and Personalty (without taking into account any depreciation), determined annually by an insurer or by Borrower or, at the request of Lender, by an insurance broker (subject to Lender's reasonable approval). In all cases where any of the Improvements or the use of the Mortgaged Property shall at any time constitute legal non-conforming structures or uses under applicable legal requirements of any Governmental Authority, the policy referred to in this Section 19 must include "Ordinance and Law Coverage," with "Time Element," "Loss to the Undamaged Portion of the Building," "Demolition Cost" and "Increased Cost of Construction" endorsements, in the amount of coverage required by Lender;

(ii)   Commercial general liability insurance, including contractual injury, bodily injury, broad form death and property damage liability against any

and all claims, including all legal liability to the extent insurable imposed upon Borrower and all Attorneys' Fees and Costs, arising out of or connected with the possession, use, leasing, operation, maintenance or condition of the Mortgaged Property with a combined limit of not less than $2,000,000 in the aggregate and $1,000,000 per occurrence, plus umbrella or excess liability coverage with minimum limits in the aggregate and per occurrence of $1,000,000 for Improvements that have 1 to 3 stories and an additional $2,000,000 in coverage for each additional story with maximum required coverage of $15,000,000, plus motor vehicle liability coverage for all owned and non-owned vehicles (including, without limitation, rented and leased vehicles) containing minimum limits per occurrence, including umbrella coverage, of $1,000,000.

(iii)   Statutory workers' compensation insurance;

(iv)   Business interruption including loss of rental value insurance for the Mortgaged Property in an amount equal to not less than twelve (12) months' estimated gross Rents attributable to the Mortgaged Property and based on gross Rents for the immediately preceding year and otherwise sufficient to avoid any co-insurance penalty with a 90 day extended period of indemnity (but a minimum of eighteen (18) months' estimated gross Rents attributable to the Mortgaged Property and based on gross Rents for the immediately preceding year and otherwise sufficient to avoid any co-insurance penalty with a 90 day extended period of indemnity when (A) the Improvements have 5 or more stories or (B) at all times during which the Indebtedness is equal to or greater than $50,000,000);

(v)   If any portion of the Improvements are located within a federally designated flood hazard zone, flood insurance in an amount equal to the full insurable value of the portion of such Improvements within such flood hazard zone. Such coverage may need to be purchased through excess carriers if the required coverage exceeds the maximum insurance allowed under the federal flood insurance program;

(vi)   Insurance against loss or damage from (A) leakage of sprinkler systems and (B) explosion of steam boilers, air conditioning equipment, pressure vessels or similar apparatus now or hereafter installed at the Mortgaged Property, in such amounts as Lender may from time to time reasonably require and which are customarily required by institutional lenders with respect to similar properties similarly situated;

(vii)   The insurance required under clauses (i) and (iv) above shall cover perils of terrorism and acts of terrorism and Borrower shall maintain commercial property insurance for loss resulting from perils and acts of terrorism on terms (including amounts) consistent with those required under clauses (i) and (iv) above at all times during the term of the Loan evidenced by the Note;

(viii)   During any period of Restoration, builder's "all risk" insurance in an amount equal to not less than the full insurable value of the Property against such risks (including fire and extended coverage and collapse of

the Improvements to agreed limits) as Lender may request, in form and substance acceptable to Lender; and

(ix)   Such other insurance with respect to the Improvements and Personalty located on the Property against loss or damage as required by Lender (including, without limitation, liquor/dramshop, Mold, hurricane, windstorm and earthquake insurance) provided such insurance is of the kind for risks from time to time customarily insured against and in such minimum coverage amounts and maximum deductibles as are generally required by institutional lenders for properties comparable to the Mortgaged Property or which Lender may deem necessary in its reasonable discretion; provided, however, if Lender requires earthquake insurance, the amount of coverage must be equal to 150% of the probable maximum loss for the Mortgaged Property but Lender shall not require earthquake insurance if the probable maximum loss for the Mortgaged Property is less than twenty percent (20%). In the event any updated reports or other documentation are reasonably required by Lender in order to determine whether such additional insurance is necessary or prudent, Borrower shall pay for all such documentation at its sole cost and expense.

All insurance required pursuant to subsections (i) and subsections (iv) through (ix) shall be referred to as "Hazard Insurance".

(b)   All premiums on insurance policies required under Section 19(a) shall be paid in the manner provided in Section 7, unless Lender has designated in writing another method of payment. All such policies shall also be in a form approved by Lender. All policies of Hazard Insurance must include a non-contributing, non-reporting mortgagee clause in favor of, and in a form approved by, Lender. All policies for general liability insurance must contain a standard additional insured provision, in favor of, and in a form approved by Lender. Borrower shall deliver to Lender a legible copy of each insurance policy (or duplicate original), and Borrower shall promptly deliver to Lender a copy of all renewal and other notices received by Borrower with respect to the policies and all receipts for paid premiums. At least 30 days prior to the expiration date of any insurance policy, Borrower shall deliver to Lender evidence acceptable to Lender that the policy has been renewed. If Borrower has not delivered a legible copy of each renewal policy (or a duplicate original) prior to the expiration date of any insurance policy, Borrower shall deliver a legible copy of each renewal policy (or a duplicate original) in a form satisfactory to Lender within 60 days after the expiration date of the original policy.

(c)   Borrower will maintain the insurance coverage described in this Section 19 with companies acceptable to Lender and with a claims paying ability of at least (i) "A-" or its equivalent by Fitch, Inc., (ii) "A-" or its equivalent by Standard & Poor's Ratings Services, a division of The McGraw-Hill Companies, Inc., (iii) "A3" or its equivalent by Moody's Investors Service, Inc. or (iv) "A VIII" or its equivalent by A.M. Best Company. All insurers providing insurance required by this Instrument must be authorized to issue insurance in the Property Jurisdiction.

(d)   All insurance policies and renewals of insurance policies required by this Section 19 shall be for such periods as Lender may from time to time require.

(e)   Borrower shall comply with all insurance requirements and shall not permit any condition to exist on the Mortgaged Property that would invalidate any part of any insurance coverage that this Instrument requires Borrower to maintain.

(f)   In the event of loss, Borrower shall give immediate written notice to the insurance carrier and to Lender. Borrower hereby authorizes and appoints Lender as attorney in fact for Borrower to make proof of loss, to adjust and compromise any claims under policies of Hazard Insurance, to appear in and prosecute any action arising from such Hazard Insurance policies, to collect and receive the proceeds of Hazard Insurance, to hold the proceeds of Hazard Insurance, and to deduct from such proceeds Lender's expenses incurred in the collection of such proceeds. This power of attorney is coupled with an interest and therefore is irrevocable. However, nothing contained in this Section 19 shall require Lender to incur any expense or take any action. Lender may, at Lender's option, (i) require a "repair or replacement" settlement, in which case the proceeds will be used to reimburse Borrower for the cost of restoring and repairing the Mortgaged Property to the equivalent of its original condition or to a condition approved by Lender (the "Restoration"), or (ii) require an "actual cash value" settlement in which case the proceeds may be applied to the payment of the Indebtedness, whether or not then due. To the extent Lender determines to require a repair or replacement settlement and apply insurance proceeds to Restoration, Lender shall apply the proceeds in accordance with Lender's then-current policies relating to the restoration of casualty damage on similar multifamily properties.

(g)   Notwithstanding any provision to the contrary in this Section 19, as long as no Event of Default, or any event which, with the giving of Notice or the passage of time, or both, would constitute an Event of Default, has occurred and is continuing,

(i)   in the event of a casualty resulting in damage to the Mortgaged Property which will cost $25,000 or less to repair, the Borrower shall have the sole right to make proof of loss, adjust and compromise the claim and collect and receive any proceeds directly without the approval or prior consent of the Lender so long as the insurance proceeds are used solely for the Restoration of the Mortgaged Property; and

(ii)   in the event of a casualty resulting in damage to the Mortgaged Property which will cost more than $25,000 but less than $100,000 to repair, the Borrower is authorized to make proof of loss and adjust and compromise the claim without the prior consent of Lender, and Lender shall hold the applicable insurance proceeds to be used to reimburse Borrower for the cost of Restoration of the Mortgaged Property and shall not apply such proceeds to the payment of sums due under this Instrument.

(h)   Lender will have the right to exercise its option to apply insurance proceeds to the payment of the Indebtedness only if Lender determines that at least one of the following conditions is met:

(i)   an Event of Default (or any event, which, with the giving of Notice or the passage of time, or both, would constitute an Event of Default) has occurred and is continuing;

(ii)   Lender determines, in its discretion, that there will not be sufficient funds from insurance proceeds, anticipated contributions of Borrower of its own funds or other sources acceptable to Lender to complete the Restoration;

(iii)   Lender determines, in its discretion, that the rental income from the Mortgaged Property after completion of the Restoration will not be sufficient to meet all operating costs and other expenses, Imposition

Deposits, deposits to reserves and Loan repayment obligations relating to the Mortgaged Property;

(iv)   Lender determines, in its discretion, that the Restoration will not be completed by the earlier of (A) at least one year before the Maturity Date (or six months before the Maturity Date if Lender determines in its discretion that re-leasing of the Mortgaged Property will be completed within such six-month period) or (B) the expiration of the business interruption coverage;

(v)   Lender determines that the Restoration will not be completed within one year after the date of the loss or casualty;

(vi)   the casualty involved an actual or constructive loss of more than 30% of the fair market value of the Mortgaged Property, and rendered untenantable more than 30% of the aggregate rentable square footage of the Mortgaged Property;

(vii)   after Restoration the fair market value of the Mortgaged Property is expected to be less than the fair market value of the Mortgaged Property immediately prior to such casualty (assuming the affected portion of the Mortgaged Property is relet within a reasonable period after the date of such casualty); or

(viii)   Leases covering at least 65% of the aggregate rentable square footage of the Mortgaged Property shall not remain in full force and effect during and after the completion of Restoration.

(i)   If the Mortgaged Property is sold at a foreclosure sale or Lender acquires title to the Mortgaged Property, Lender shall automatically succeed to all rights of Borrower in and to any insurance policies and unearned insurance premiums and in and to the proceeds resulting from any damage to the Mortgaged Property prior to such sale or acquisition.

(j)   Unless Lender otherwise agrees in writing, any application of any insurance proceeds to the Indebtedness shall not extend or postpone the due date of any monthly installments referred to in the Note, Section 7 of this Instrument or any Collateral Agreement, or change the amount of such installments.

(k)   Borrower agrees to execute such further evidence of assignment of any insurance proceeds as Lender may require.

20.   **CONDEMNATION.**

(a)   Borrower shall promptly notify Lender in writing of any action or proceeding or notice relating to any proposed or actual condemnation or other taking, or conveyance in lieu thereof, of all or any part of the Mortgaged Property, whether direct or indirect (a "**Condemnation**"). Borrower shall appear in and prosecute or defend any action or proceeding relating to any Condemnation unless otherwise directed by Lender in writing. Borrower authorizes and appoints Lender as attorney in fact for Borrower to commence, appear in and prosecute, in Lender's or Borrower's name, any action or proceeding relating to any Condemnation and to settle or compromise any claim in connection with any Condemnation, after consultation with Borrower and consistent with commercially reasonable standards of a

prudent lender. This power of attorney is coupled with an interest and therefore is irrevocable. However, nothing contained in this Section 20 shall require Lender to incur any expense or take any action. Borrower hereby transfers and assigns to Lender all right, title and interest of Borrower in and to any award or payment with respect to (i) any Condemnation, or any conveyance in lieu of Condemnation, and (ii) any damage to the Mortgaged Property caused by governmental action that does not result in a Condemnation.

(b) Lender may hold such awards or proceeds and apply such awards or proceeds, after the deduction of Lender's expenses incurred in the collection of such amounts (including Attorneys' Fees and Costs) at Lender's option, to the restoration or repair of the Mortgaged Property or to the payment of the Indebtedness, with the balance, if any, to Borrower. Unless Lender otherwise agrees in writing, any application of any awards or proceeds to the Indebtedness shall not extend or postpone the due date of any monthly installments referred to in the Note, Section 7 of this Instrument or any Collateral Agreement, or change the amount of such installments. Borrower agrees to execute such further evidence of assignment of any awards or proceeds as Lender may require.

(c) Notwithstanding any provision to the contrary in this Section 20, in the event of a partial Condemnation of the Mortgaged Property, as long as no Event of Default, or any event which, with the giving of Notice or the passage of time, or both, would constitute an Event of Default, has occurred and is continuing,

      (i) in the event of a partial Condemnation resulting in proceeds or awards in the amount of $25,000 or less, the Borrower shall have the sole right to make proof of loss, adjust and compromise the claim and collect and receive any proceeds directly without the approval or prior consent of the Lender so long as the proceeds or awards are used solely for the Restoration of the Mortgaged Property; and

      (ii) in the event of a partial Condemnation resulting in proceeds or awards in the amount of more than $25,000 but less than $100,000, the Borrower is authorized to make proof of loss and adjust and compromise the claim without the prior consent of Lender, and Lender shall hold the applicable proceeds or awards to be used to reimburse Borrower for the cost of Restoration of the Mortgaged Property and shall not apply such proceeds and awards to the payment of sums due under this Instrument.

(d) In the event of a partial Condemnation of the Mortgaged Property resulting in proceeds or awards in the amount of $100,000 or more, Lender will have the right to exercise its option to apply Condemnation proceeds to the payment of the Indebtedness only if Lender determines that at least one of the following conditions is met:

      (i) an Event of Default (or any event, which, with the giving of Notice or the passage of time, or both, would constitute an Event of Default) has occurred and is continuing;

      (ii) Lender determines, in its discretion, that there will not be sufficient funds from Condemnation proceeds, anticipated contributions of Borrower of its own funds or other sources acceptable to Lender to complete the Restoration;

(iii)   Lender determines, in its discretion, that the rental income from the Mortgaged Property after completion of the Restoration will not be sufficient to meet all operating costs and other expenses, Imposition Deposits, deposits to reserves and Loan repayment obligations relating to the Mortgaged Property;

(iv)   Lender determines, in its discretion, that the Restoration will not be completed at least one year before the Maturity Date (or six months before the Maturity Date if Lender determines in its discretion that re-leasing of the Mortgaged Property will be completed within such six-month period);

(v)   Lender determines that the Restoration will not be completed within one year after the date of the Condemnation;

(vi)   the Condemnation involved an actual or constructive loss of more than 15% of the fair market value of the Mortgaged Property, and rendered untenantable more than 25% of the aggregate rentable square footage of the Mortgaged Property;

(vii)   after Restoration the fair market value of the Mortgaged Property is expected to be less than the fair market value of the Mortgaged Property immediately prior to the Condemnation (assuming the affected portion of the Mortgaged Property is relet within a reasonable period after the date of the Condemnation); or

(viii)   Leases covering at least 65% of the aggregate rentable square footage of the Mortgaged Property shall not remain in full force and effect during and after the completion of Restoration.

(e)   If the Mortgaged Property is sold at a foreclosure sale or Lender acquires title to the Mortgaged Property, Lender shall automatically succeed to all rights of Borrower in and to any Condemnation proceeds and awards prior to such sale or acquisition.

(f)   Borrower agrees to execute such further evidence of assignment of any Condemnation proceeds as Lender may require.

21.   **TRANSFERS OF THE MORTGAGED PROPERTY OR INTERESTS IN BORROWER. [RIGHT TO UNLIMITED TRANSFERS – WITH LENDER APPROVAL].** Notwithstanding anything to the contrary in this Section 21, no Transfer will be permitted under this Section 21 unless the provisions of Section 33 are satisfied.

(a)   "**Transfer**" means

(i)   a sale, assignment, transfer or other disposition or divestment of any interest therein (whether voluntary, involuntary or by operation of law);

(ii)   the granting, creating or attachment of a lien, encumbrance or security interest (whether voluntary, involuntary or by operation of law);

(iii)   the issuance or other creation of an ownership interest in a legal entity, including a partnership interest, interest in a limited liability company or corporate stock;

(iv)   the withdrawal, retirement, removal or involuntary resignation of a partner in a partnership or a member or Manager in a limited liability company; or

(v)   the merger, dissolution, liquidation, or consolidation of a legal entity or the reconstitution of one type of legal entity into another type of legal entity.

For purposes of defining the term "Transfer," the term "partnership" shall mean a general partnership, a limited partnership, and a joint venture, and the term "partner" shall mean a general partner, a limited partner and a joint venturer.

(b)   "Transfer" does not include

(i)   a conveyance of the Mortgaged Property at a judicial or non-judicial foreclosure sale under this Instrument,

(ii)   the Mortgaged Property becoming part of a bankruptcy estate by operation of law under the United States Bankruptcy Code, or

(iii)   a lien against the Mortgaged Property for local taxes and/or assessments not then due and payable.

(c)   The occurrence of any of the following Transfers shall not constitute an Event of Default under this Instrument, notwithstanding any provision of Section 21(e) to the contrary:

(i)   a Transfer to which Lender has consented;

(ii)   a Transfer that occurs in accordance with Section 21(d);

(iii)   the grant of a leasehold interest in an individual dwelling unit for a term of two years or less not containing an option to purchase;

(iv)   a Transfer of obsolete or worn out Personalty or Fixtures that are contemporaneously replaced by items of equal or better function and quality, which are free of liens, encumbrances and security interests other than those created by the Loan Documents or consented to by Lender;

(v)   the creation of a mechanic's, materialman's, or judgment lien against the Mortgaged Property, which is released of record or otherwise remedied to Lender's satisfaction within 60 days of the date of creation;

(vi)   if Borrower is a housing cooperative corporation or association, the Transfer of more than 49 percent of the shares in the housing cooperative or the assignment of more than 49 percent of the occupancy agreements or leases relating thereto by tenant shareholders of the housing cooperative or association to other tenant shareholders;

(vii)   any Transfer of an interest in Borrower or any interest in a Controlling Entity (which, if such Controlling Entity were Borrower, would result in an Event of Default) listed in (A) through (F) below (a "Preapproved Transfer"), under the terms and conditions listed as items (1) through (10) below:

(A)   a sale or transfer to one or more of the transferor's immediate family members; or

(B)   a sale or transfer to any trust having as its sole beneficiaries the transferor and/or one or more of the transferor's immediate family members; or

(C)   a sale or transfer from a trust to any one or more of its beneficiaries who are immediate family members of the transferor ; or

(D)   the substitution or replacement of the trustee of any trust with a trustee who is an immediate family member of the transferor; or

(E)   a sale or transfer to an entity owned and Controlled by the transferor or the transferor's immediate family members; or

(F)   a sale or transfer to a natural person or entity that has an existing interest in the Borrower or in a Controlling Entity.

    (1)   Borrower shall provide Lender with prior written Notice of the proposed Preapproved Transfer, which Notice must be accompanied by a non-refundable review fee in the amount of $3,000.00.

    (2)   For the purposes of these Preapproved Transfers, a transferor's immediate family members will be deemed to include a spouse, parent, child or grandchild of such transferor.

    (3)   Either directly or indirectly, [See Exhibit B] shall retain at all times a Controlling Interest in the Borrower and manage the day-to-day operations of the Borrower.

    (4)   At the time of the proposed Preapproved Transfer, no Event of Default shall have occurred and be continuing and no event or condition shall have occurred and be continuing that, with the giving of Notice or the passage of time, or both, would become an Event of Default.

    (5)   Lender shall be entitled to collect all costs, including the cost of all title searches, title insurance and recording costs, and all Attorneys' Fees and Costs.

    (6)   Lender shall not be entitled to collect a transfer fee as a result of these Preapproved Transfers.

    (7)   In the event of a Transfer prohibited by or requiring Lender's approval under this Section 21, this Section (c)(vii) may be modified or rendered void by Lender at Lender's option by Notice to Borrower and the transferee(s), as a condition of Lender's consent.

(8)   if any certificates evidencing the Securitization remain outstanding, a Rating Confirmation.

(9)   If a nonconsolidation opinion was delivered at origination of the Loan and if, after giving effect to all Preapproved Transfers and all prior Transfers, fifty percent (50%) or more in the aggregate of direct or indirect interests in Borrower are owned by any Person and its Affiliates that owned less than a fifty percent (50%) direct or indirect interest in Borrower as of the origination of the Loan, an opinion of counsel for Borrower, in form and substance satisfactory to Lender and to the Rating Agencies, with regard to nonconsolidation.

(10)   Confirmation acceptable to Lender that Section 33 continues to be satisfied; and

(viii) a Supplemental Mortgage that complies with Section 43 or Defeasance that complies with Section 44.

(d)   The occurrence of any of the following Transfers shall not constitute an Event of Default under this Instrument, provided such Transfer does not constitute an Event of Default under any other Section of this Instrument:

(i)   a Transfer that occurs by devise, descent, or by operation of law upon the death of a natural person to one or more members of the immediate family of such natural person or to a trust or family conservatorship established for the benefit of such immediate family member or members, provided that:

(A)   The Property Manager (or a replacement property manager approved by Lender), if applicable, continues to be responsible for the management of the Mortgaged Property, and such Transfer shall not result in a change in the day-to-day operations of the Mortgaged Property;

(B)   those persons responsible for the management and control of Borrower remain unchanged as a result of such Transfer, or any replacement management is approved by Lender;

(C)   Lender receives confirmation acceptable to Lender that Section 33 continues to be satisfied;

(D)   each guarantor executes such documents and agreements as Lender shall reasonably require to evidence and effectuate the ratification of each guaranty and indemnity agreement, or in the event of the death of any guarantor or indemnitor, the Borrower causes one or more natural persons or entities acceptable to Lender to execute and deliver to Lender a guaranty in a form acceptable to Lender, without any cost or expense to Lender;

(E)   Borrower shall give Lender Notice of such Transfer together with copies of all documents effecting such Transfer not less than thirty (30) calendar days after the date of such Transfer, and contemporaneously therewith, shall (1) reaffirm the warranties and representations under Section 10 and Section 48 of this Instrument and (2) satisfy Lender, in its discretion, that such Transferee's organization, credit and experience in the management of similar properties are deemed to be appropriate to the overall structure and documentation of the existing financing;

(F)   such legal opinions from Transferee's counsel as Lender deems necessary, including an opinion that the Transferee and any SPE Equity Owner is in compliance with Section 33 of this Instrument, a nonconsolidation opinion (if a nonconsolidation opinion was delivered at origination of the Loan and if required by Lender), an opinion that the ratification of the Loan Documents and guaranty, if applicable, has been duly authorized, executed, and delivered and that the ratification documents and guaranty, if applicable, are enforceable as the obligation of the Transferee;

(G)   if any certificates evidencing the Securitization remain outstanding, a Rating Confirmation; and

(H)   Borrower shall pay or reimburse Lender for all costs and expenses incurred by Lender in connection with such Transfer (including all Attorneys' Fees and Costs); and

(ii)   the grant of an easement, if before the grant Lender determines that the easement will not materially affect the operation or value of the Mortgaged Property or Lender's interest in the Mortgaged Property, and Borrower pays to Lender, upon demand, all costs and expenses, including Attorneys' Fees and Costs, incurred by Lender in connection with reviewing Borrower's request; and, if the Note is held by a REMIC trust and if required by Lender, an opinion of counsel for Borrower, in form and substance satisfactory to Lender, to the effect that (A) the grant of such easement has been effected in accordance with the requirements of Treasury Regulation Section 1.860G-2(a)(8) (as such regulation may be modified, amended or replaced from time to time), (B) the qualification and status of the REMIC trust as a REMIC will not be adversely affected or impaired as a result of such grant, and (C) the REMIC trust will not incur a tax under Section 860G(d) of the Tax Code as a result of such grant.

(e)   The occurrence of any of the following Transfers shall constitute an Event of Default under this Instrument:

(i)   a Transfer of all or any part of the Mortgaged Property or any interest in the Mortgaged Property;

(ii)   if Borrower is a limited partnership, a Transfer of (A) any general partnership interest, or (B) limited partnership interests in Borrower that

would cause the Initial Owners of Borrower to own less than 50% of all limited partnership interests in Borrower;

(iii)   if Borrower is a limited liability company, (A) a Transfer of any membership interest in Borrower which would cause the Initial Owners to own less than 50% of all the membership interests in Borrower or (B) a Transfer that results in a change of Manager;

(iv)   if Borrower is a corporation (A) the Transfer of any voting stock in Borrower which would cause the Initial Owners to own less than 50% of any class of voting stock in Borrower or (B) if the outstanding voting stock in Borrower is held by 100 or more shareholders, one or more Transfers by a single transferor within a 12-month period affecting an aggregate of 5 percent or more of that stock;

(v)   a Transfer of any interest in a Controlling Entity which, if such Controlling Entity were Borrower, would result in an Event of Default under any of Sections 21(e)(i) through (iv) above.

Lender shall not be required to demonstrate any actual impairment of its security or any increased risk of default in order to exercise any of its remedies with respect to an Event of Default under this Section 21.

(f)   Lender shall consent, without any adjustment to the rate at which the Indebtedness secured by this Instrument bears interest or to any other economic terms of the Indebtedness set forth in the Note, to a Transfer that would otherwise violate this Section 21 if, prior to the Transfer, Borrower has satisfied each of the following requirements:

(i)   the submission to Lender of all information required by Lender to make the determination required by this Section 21(f);

(ii)   the absence of any Event of Default;

(iii)   the transferee (the "Transferee") meets Lender's eligibility, credit, management and other standards satisfactory to Lender in its sole discretion;

(iv)   the Transferee's organization, credit and experience in the management of similar properties are deemed by the Lender, in its discretion, to be appropriate to the overall structure and documentation of the existing financing;

(v)   the Mortgaged Property will be managed by a property manager meeting the requirements of Section 17(e);

(vi)   the Mortgaged Property, at the time of the proposed Transfer, meets all standards as to its physical condition, occupancy, net operating income and the collection of reserves satisfactory to Lender in its sole discretion;

(vii)   in the case of a Transfer of all or any part of the Mortgaged Property, (A) the execution by the Transferee of Lender's then-standard assumption agreement that, among other things, requires the Transferee to perform all

obligations of Borrower set forth in the Note, this Instrument and any other Loan Documents, and may require that the Transferee comply with any provisions of this Instrument or any other Loan Document which previously may have been waived or modified by Lender, (B) if Lender requires, the Transferee causes one or more natural persons or entities acceptable to Lender to execute and deliver to Lender a guaranty in a form acceptable to Lender, and (C) the Transferee executes such additional Collateral Agreements as Lender may require;

(viii) in the case of a Transfer of any interest in a Controlling Entity, if a guaranty has been executed and delivered in connection with the Note, this Instrument or any of the other Loan Documents, the Borrower causes one or more natural persons or entities acceptable to Lender to execute and deliver to Lender a guaranty in a form acceptable to Lender;

(ix) If a Supplemental Mortgage is outstanding, the Borrower obtains the consent of the lender for the Supplemental Mortgage;

(x) Lender's receipt of all of the following:

(A) a review fee in the amount of $3,000.00;

(B) a transfer fee in an amount equal to one percent of the unpaid principal balance of the Indebtedness immediately before the applicable Transfer; and

(C) the amount of Lender's out of pocket costs (including reasonable Attorneys' Fees and Costs) incurred in reviewing the Transfer request and any fees charged by the Rating Agencies; and

(xi) evidence satisfactory to Lender that the Transferee and any SPE Equity Owner of such Transferee meet the requirements of Section 33;

(xii) such legal opinions from Transferee's counsel as Lender deems necessary, including an opinion that the Transferee and any SPE Equity Owner is in compliance with Section 33 of this Instrument, a nonconsolidation opinion (if a nonconsolidation opinion was delivered at origination of the Loan and if required by Lender), an opinion that the assignment and assumption of the Loan Documents has been duly authorized, executed, and delivered and that the assignment documents and the Loan Documents are enforceable as the obligation of the Transferee; and

(xiii) if any certificates evidencing the Securitization remain outstanding, a Rating Confirmation.

22. **EVENTS OF DEFAULT.** The occurrence of any one or more of the following shall constitute an Event of Default under this Instrument:

(a) any failure by Borrower to pay or deposit when due any amount required by the Note, this Instrument or any other Loan Document;

(b)   any failure by Borrower to maintain the insurance coverage required by Section 19;

(c)   any failure by Borrower or any SPE Equity Owner to comply with the provisions of Section 33 or if any of the assumptions contained in any nonconsolidation opinions delivered to Lender at any time is or shall become untrue in any material respect;

(d)   fraud or material misrepresentation or material omission by Borrower, any of its officers, directors, trustees, general partners or managers, any SPE Equity Owner or any guarantor in connection with (i) the application for or creation of the Indebtedness, (ii) any financial statement, Rent Schedule, or other report or information provided to Lender during the term of the Indebtedness, or (iii) any request for Lender's consent to any proposed action, including a request for disbursement of funds under any Collateral Agreement;   .

(e)   any failure by Borrower to comply with the provisions of Section 20;

(f)   any Event of Default under Section 21;

(g)   the commencement of a forfeiture action or proceeding, whether civil or criminal, which could result in a forfeiture of the Mortgaged Property or otherwise materially impair the lien created by this Instrument or Lender's interest in the Mortgaged Property;

(h)   any failure by Borrower to perform any of its obligations under this Instrument (other than those specified in Sections 22(a) through (g)), as and when required, which continues for a period of 30 days after Notice of such failure by Lender to Borrower. However, if Borrower's failure to perform its obligations as described in this Section 22(h) is of the nature that it cannot be cured within the 30 day grace period but reasonably could be cured within 90 days, then Borrower shall have additional time as determined by Lender in its discretion, not to exceed an additional 60 days, in which to cure such default, provided that Borrower has diligently commenced to cure such default during the 30-day grace period and diligently pursues the cure of such default. However, no such Notice or grace periods shall apply in the case of any such failure which could, in Lender's judgment, absent immediate exercise by Lender of a right or remedy under this Instrument, result in harm to Lender, impairment of the Note or this Instrument or any other security given under any other Loan Document;

(i)   any failure by Borrower to perform any of its obligations as and when required under any Loan Document other than this Instrument which continues beyond the applicable cure period, if any, specified in that Loan Document;

(j)   any exercise by the holder of any other debt instrument secured by a mortgage, deed of trust or deed to secure debt on the Mortgaged Property of a right to declare all amounts due under that debt instrument immediately due and payable;

(k)   if (i) Borrower or any SPE Equity Owner shall commence any case, Proceeding or other action under any existing or future law of any jurisdiction, domestic or foreign, relating to bankruptcy, insolvency, reorganization, conservatorship or relief of debtors (A) seeking to have an order for relief entered with respect to it, or seeking to adjudicate it a bankrupt or insolvent, or seeking reorganization, arrangement, adjustment, winding-up, liquidation, dissolution, composition or other relief with respect to it or its debt, or (B) seeking appointment of a receiver, trustee, custodian, conservator or other similar official for it or for all or any substantial part of its assets; or (ii) there shall be commenced against Borrower or any SPE Equity Owner any case, Proceeding, or other action of a nature referred to in clause (i) above by any party other than

Lender which (A) results in the entry of an order for relief or any such adjudication or appointment, or (B) remains undismissed, undischarged or unbonded for a period of ninety (90) days; or (iii) there shall be commenced against Borrower or any SPE Equity Owner any case, Proceeding or other action seeking issuance of a warrant of attachment, execution, distraint or similar process against all or any substantial part of its assets which results in the entry of any order by a court of competent jurisdiction for any such relief which shall not have been vacated, discharged, or stayed or bonded pending appeal within ninety (90) days from the entry thereof; or (iv) Borrower or any SPE Equity Owner shall take any action in furtherance of, or indicating its consent to, approval of, or acquiescence in, any of the acts set forth in clause (i), (ii) or (iii) above; and

(l)   any representations and warranties by Borrower or any SPE Equity Owner in this Instrument that are false or misleading in any material respect.

23.   REMEDIES CUMULATIVE; REMEDIES OF BORROWER. Each right and remedy provided in this Instrument is distinct from all other rights or remedies under this Instrument or any other Loan Document or afforded by applicable law, and each shall be cumulative and may be exercised concurrently, independently, or successively, in any order. In the event that a claim or adjudication is made that Lender has acted unreasonably or unreasonably delayed acting in any case where, by law or under this Instrument or the other Loan Documents, Lender has an obligation to act reasonably or promptly, Lender shall not be liable for any monetary damages, and Borrower's sole remedy shall be limited to commencing an action seeking injunctive relief or declaratory judgment. Any action or proceeding to determine whether Lender has acted reasonably shall be determined by an action seeking declaratory judgment.

24.   FORBEARANCE.

(a)   Lender may (but shall not be obligated to) agree with Borrower, from time to time, and without giving notice to, or obtaining the consent of, or having any effect upon the obligations of, any guarantor or other third party obligor, to take any of the following actions: extend the time for payment of all or any part of the Indebtedness; reduce the payments due under this Instrument, the Note, or any other Loan Document; release anyone liable for the payment of any amounts under this Instrument, the Note, or any other Loan Document; accept a renewal of the Note; modify the terms and time of payment of the Indebtedness; join in any extension or subordination agreement; release any Mortgaged Property; take or release other or additional security; modify the rate of interest or period of amortization of the Note or change the amount of the monthly installments payable under the Note; and otherwise modify this Instrument, the Note, or any other Loan Document.

(b)   Any forbearance by Lender in exercising any right or remedy under the Note, this Instrument, or any other Loan Document or otherwise afforded by applicable law, shall not be a waiver of or preclude the exercise of any other right or remedy, or the subsequent exercise of any right or remedy. The acceptance by Lender of payment of all or any part of the Indebtedness after the due date of such payment, or in an amount which is less than the required payment, shall not be a waiver of Lender's right to require prompt payment when due of all other payments on account of the Indebtedness or to exercise any remedies for any failure to make prompt payment. Enforcement by Lender of any security for the Indebtedness shall not constitute an election by Lender of remedies so as to preclude the exercise of any other right available to Lender. Lender's receipt of any awards or proceeds under Sections 19 and 20 shall not operate to cure or waive any Event of Default.

25.   **LOAN CHARGES.** If any applicable law limiting the amount of interest or other charges permitted to be collected from Borrower is interpreted so that any charge provided for in any Loan Document, whether considered separately or together with other charges levied in connection with any other Loan Document, violates that law, and Borrower is entitled to the benefit of that law, that charge is hereby reduced to the extent necessary to eliminate that violation. The amounts, if any, previously paid to Lender in excess of the permitted amounts shall be applied by Lender to reduce the principal of the Indebtedness. For the purpose of determining whether any applicable law limiting the amount of interest or other charges permitted to be collected from Borrower has been violated, all Indebtedness which constitutes interest, as well as all other charges levied in connection with the Indebtedness which constitute interest, shall be deemed to be allocated and spread over the stated term of the Note. Unless otherwise required by applicable law, such allocation and spreading shall be effected in such a manner that the rate of interest so computed is uniform throughout the stated term of the Note.

26.   **WAIVER OF STATUTE OF LIMITATIONS, OFFSETS, AND COUNTERCLAIMS.** Borrower hereby waives the right to assert any statute of limitations as a bar to the enforcement of the lien of this Instrument or to any action brought to enforce any Loan Document. Borrower hereby waives the right to assert a counterclaim, other than a compulsory counterclaim, in any action or proceeding brought against it by Lender or otherwise to offset any obligations to make the payments required by the Loan Documents. No failure by Lender to perform any of its obligations hereunder shall be a valid defense to, or result in any offset against, any payments that Borrower is obligated to make under any of the Loan Documents.

27.   **WAIVER OF MARSHALLING.** Notwithstanding the existence of any other security interests in the Mortgaged Property held by Lender or by any other party, Lender shall have the right to determine the order in which any or all of the Mortgaged Property shall be subjected to the remedies provided in this Instrument, the Note, any other Loan Document or applicable law. Lender shall have the right to determine the order in which any or all portions of the Indebtedness are satisfied from the proceeds realized upon the exercise of such remedies. Borrower and any party who now or in the future acquires a security interest in the Mortgaged Property and who has actual or constructive notice of this Instrument waives any and all right to require the marshalling of assets or to require that any of the Mortgaged Property be sold in the inverse order of alienation or that any of the Mortgaged Property be sold in parcels or as an entirety in connection with the exercise of any of the remedies permitted by applicable law or provided in this Instrument.

28.   **FURTHER ASSURANCES; LENDER'S EXPENSES.** Borrower shall execute, acknowledge, and deliver, at its sole cost and expense, all further acts, deeds, conveyances, assignments, estoppel certificates, financing statements or amendments, transfers and assurances as Lender may require from time to time in order to better assure, grant, and convey to Lender the rights intended to be granted, now or in the future, to Lender under this Instrument and the Loan Documents. Borrower acknowledges and agrees that, in connection with each request by Borrower under this Instrument or any Loan Document, Borrower shall pay all reasonable Attorneys' Fees and Costs and expenses incurred by Lender, including any fees charged by the Rating Agencies, regardless of whether the matter is approved, denied or withdrawn. Any amounts payable by Borrower hereunder shall be deemed a part of the Indebtedness, shall be secured by this Instrument and shall bear interest at the Default Rate if not fully paid within ten (10) days of written demand for payment.

29.   **ESTOPPEL CERTIFICATE.** Within 10 days after a request from Lender, Borrower shall deliver to Lender a written statement, signed and acknowledged by Borrower, certifying to Lender or any Person designated by Lender, as of the date of such statement, (i) that

the Loan Documents are unmodified and in full force and effect (or, if there have been modifications, that the Loan Documents are in full force and effect as modified and setting forth such modifications); (ii) the unpaid principal balance of the Note; (iii) the date to which interest under the Note has been paid; (iv) that Borrower is not in default in paying the Indebtedness or in performing or observing any of the covenants or agreements contained in this Instrument or any of the other Loan Documents (or, if the Borrower is in default, describing such default in reasonable detail); (v) whether or not there are then existing any setoffs or defenses known to Borrower against the enforcement of any right or remedy of Lender under the Loan Documents; and (vi) any additional facts requested by Lender.

30. GOVERNING LAW; CONSENT TO JURISDICTION AND VENUE.

(a) This Instrument, and any Loan Document which does not itself expressly identify the law that is to apply to it, shall be governed by the laws of the jurisdiction in which the Land is located (the "Property Jurisdiction").

(b) Borrower agrees that any controversy arising under or in relation to the Note, this Instrument, or any other Loan Document may be litigated in the Property Jurisdiction. The state and federal courts and authorities with jurisdiction in the Property Jurisdiction shall have jurisdiction over all controversies that shall arise under or in relation to the Note, any security for the Indebtedness, or any other Loan Document. Borrower irrevocably consents to service, jurisdiction, and venue of such courts for any such litigation and waives any other venue to which it might be entitled by virtue of domicile, habitual residence or otherwise. However, nothing in this Section 30 is intended to limit Lender's right to bring any suit, action or proceeding relating to matters under this Instrument in any court of any other jurisdiction.

31. NOTICE.

(a) All Notices, demands and other communications ("Notice") under or concerning this Instrument shall be in writing. Each Notice shall be addressed to the intended recipient at its address set forth in this Instrument, and shall be deemed given on the earliest to occur of (i) the date when the Notice is received by the addressee; (ii) the first Business Day after the Notice is delivered to a recognized overnight courier service, with arrangements made for payment of charges for next Business Day delivery; or (iii) the third Business Day after the Notice is deposited in the United States mail with postage prepaid, certified mail, return receipt requested.

(b) Any party to this Instrument may change the address to which Notices intended for it are to be directed by means of Notice given to the other party in accordance with this Section 31. Each party agrees that it will not refuse or reject delivery of any Notice given in accordance with this Section 31, that it will acknowledge, in writing, the receipt of any Notice upon request by the other party and that any Notice rejected or refused by it shall be deemed for purposes of this Section 31 to have been received by the rejecting party on the date so refused or rejected, as conclusively established by the records of the U.S. Postal Service or the courier service.

(c) Any Notice under the Note and any other Loan Document that does not specify how Notices are to be given shall be given in accordance with this Section 31.

32. SALE OF NOTE; CHANGE IN SERVICER; LOAN SERVICING. The Note or a partial interest in the Note (together with this Instrument and the other Loan Documents) may be sold one or more times without prior Notice to Borrower. A sale may result in a change of the Loan Servicer. There also may be one or more changes of the Loan Servicer unrelated to a

sale of the Note. If there is a change of the Loan Servicer, Borrower will be given Notice of the change. All actions regarding the servicing of the Loan evidenced by the Note, including the collection of payments, the giving and receipt of Notice, inspections of the Mortgaged Property, inspections of books and records, and the granting of consents and approvals, may be taken by the Loan Servicer unless Borrower receives Notice to the contrary. If Borrower receives conflicting Notices regarding the identity of the Loan Servicer or any other subject, any such Notice from Lender shall govern.

33. SINGLE PURPOSE ENTITY.

(a)   Until the Indebtedness is paid in full, each Borrower and SPE Equity Owner shall remain a Single Purpose Entity.

(b)   A "Single Purpose Entity" means a corporation, limited partnership, or limited liability company which, at all times since its formation and thereafter:

(i)   shall not engage in any business or activity, other than the ownership, operation and maintenance of the Mortgaged Property and activities incidental thereto;

(ii)   shall not acquire, own, hold, lease, operate, manage, maintain, develop or improve any assets other than the Mortgaged Property and such Personalty as may be necessary for the operation of the Mortgaged Property and shall conduct and operate its business as presently conducted and operated;

(iii)   shall preserve its existence as an entity duly organized, validly existing and in good standing (if applicable) under the laws of the jurisdiction of its formation or organization and shall do all things necessary to observe organizational formalities;

(iv)   shall not merge or consolidate with any other Person;

(v)   shall not take any action to dissolve, wind-up, terminate or liquidate in whole or in part; to sell, transfer or otherwise dispose of all or substantially all of its assets; to change its legal structure; transfer or permit the direct or indirect transfer of any partnership, membership or other equity interests, as applicable, other than Transfers permitted hereunder; issue additional partnership, membership or other equity interests, as applicable; or seek to accomplish any of the foregoing;

(vi)   shall not, without the prior unanimous written consent of all of the Borrower's partners, members, or shareholders, as applicable, and, if applicable, the prior unanimous written consent of one hundred percent (100%) of the members of the board of directors or of the board of managers of the Borrower or the SPE Equity Owner: (A) file any insolvency, or reorganization case or proceeding, to institute proceedings to have the Borrower or any SPE Equity Owner be adjudicated bankrupt or insolvent, (B) institute proceedings under any applicable insolvency law, (C) seek any relief under any law relating to relief from debts or the protection of debtors, (D) consent to the filing or institution of bankruptcy or insolvency proceedings against the Borrower or any SPE Equity Owner, (E) file a petition seeking, or consent to, reorganization or relief

with respect to the Borrower or any SPE Equity Owner under any applicable federal or state law relating to bankruptcy or insolvency, (F) seek or consent to the appointment of a receiver, liquidator, assignee, trustee, sequestrator, custodian, or any similar official for the Borrower or a substantial part of its property or for any SPE Equity Owner or a substantial part of its property, (G) make any assignment for the benefit of creditors of the Borrower or any SPE Equity Owner, (H) admit in writing the Borrower's or any SPE Equity Owner's inability to pay its debts generally as they become due, or (I) take action in furtherance of any of the foregoing;

(vii)   shall not amend or restate its organizational documents if such change would modify the requirements set forth in this Section 33;

(viii)   shall not own any subsidiary or make any investment in, any other Person;

(ix)   shall not commingle its assets with the assets of any other Person and shall hold all of its assets in its own name;

(x)   shall not incur any debt, secured or unsecured, direct or contingent (including, without limitation, guaranteeing any obligation), other than, (A) the Indebtedness (and any further indebtedness as described in Section 43 with regard to Supplemental Mortgages) and (B) customary unsecured trade payables incurred in the ordinary course of owning and operating the Mortgaged Property provided the same are not evidenced by a promissory note, do not exceed, in the aggregate, at any time a maximum amount of two percent (2%) of the original principal amount of the Indebtedness and are paid within sixty (60) days of the date incurred;

(xi)   shall maintain its records, books of account, bank accounts, financial statements, accounting records and other entity documents separate and apart from those of any other Person and shall not list its assets as assets on the financial statement of any other Person; provided, however, that the Borrower's assets may be included in a consolidated financial statement of its Affiliate provided that (A) appropriate notation shall be made on such consolidated financial statements to indicate the separateness of the Borrower from such Affiliate and to indicate that the Borrower's assets and credit are not available to satisfy the debts and other obligations of such Affiliate or any other Person and (B) such assets shall also be listed on the Borrower's own separate balance sheet;

(xii)   except for capital contributions or capital distributions permitted under the terms and conditions of its organizational documents, shall only enter into any contract or agreement with any general partner, member, shareholder, principal or Affiliate of Borrower or any guarantor, or any general partner, member, principal or Affiliate thereof, upon terms and conditions that are commercially reasonable and substantially similar to those that would be available on an arm's-length basis with third parties;

(xiii)   shall not maintain its assets in such a manner that will be costly or difficult to segregate, ascertain or identify its individual assets from those of any other Person;

(xiv)   shall not assume or guaranty (excluding any guaranty that has been executed and delivered in connection with the Note) the debts or obligations of any other Person, hold itself out to be responsible for the debts of another Person, pledge its assets to secure the obligations of any other Person or otherwise pledge its assets for the benefit of any other Person, or hold out its credit as being available to satisfy the obligations of any other Person;

(xv)   shall not make or permit to remain outstanding any loans or advances to any other Person except for those investments permitted under the Loan Documents and shall not buy or hold evidence of indebtedness issued by any other Person (other than cash or investment-grade securities);

(xvi)   shall file its own tax returns separate from those of any other Person, except to the extent that the Borrower is treated as a "disregarded entity" for tax purposes and is not required to file tax returns under applicable law, and shall pay any taxes required to be paid under applicable law;

(xvii)   shall hold itself out to the public as a legal entity separate and distinct from any other Person and conduct its business solely in its own name, shall correct any known misunderstanding regarding its separate identity and shall not identify itself or any of its Affiliates as a division or department of any other Person;

(xviii)   shall maintain adequate capital for the normal obligations reasonably foreseeable in a business of its size and character and in light of its contemplated business operations and shall pay its debts and liabilities from its own assets as the same shall become due;

(xix)   shall allocate fairly and reasonably shared expenses with Affiliates (including, without limitation, shared office space) and use separate stationery, invoices and checks bearing its own name;

(xx)   shall pay (or cause the Property Manager to pay on behalf of the Borrower from the Borrower's funds) its own liabilities (including, without limitation, salaries of its own employees) from its own funds;

(xxi)   shall not acquire obligations or securities of its partners, members, shareholders, or Affiliates, as applicable;

(xxii)   except as contemplated or permitted by the property management agreement with respect to the Property Manager, shall not permit any Affiliate or constituent party independent access to its bank accounts;

(xxiii)   shall maintain a sufficient number of employees (if any) in light of its contemplated business operations and pay the salaries of its own employees, if any, only from its own funds;

(xxiv)   if such entity is a single member limited liability company, such entity shall (A) be formed and organized under Delaware law, (B) have either (1) one springing member that is a corporation whose stock is 100% owned by the sole member of Borrower and that satisfies the requirements for a

corporate springing member set forth below in this subsection or (2) two springing members who are natural persons and (C) otherwise comply with all Rating Agencies criteria for single member limited liability companies (including, without limitation, the delivery of Delaware single member limited liability company opinions acceptable in all respects to Lender and to the Rating Agencies). If the springing member is a corporation, such springing member shall at all times comply, and will cause Borrower to comply, with each of the representations, warranties and covenants contained in this Section 33 as if such representation, warranty or covenant were made directly by such corporation. If there is more than one springing member, only one springing member shall be the sole member of Borrower at any one time, and the second springing member shall become the sole member only upon the first springing member ceasing to be a member, so that at all times Borrower has one and only one member;

(xxv) if such entity is a single member limited liability company that is board-managed, such entity shall have a board of managers separate from that of guarantor and any other Person and shall cause its board of managers to keep minutes of board meetings and actions and observe all other Delaware limited liability company required formalities; and

(xxvi) if a SPE Equity Owner is required pursuant to Section 1(jjjj) of this Instrument, if the Borrower is (A) a limited liability company with more than one member, then the Borrower has and shall have at least one (1) member that is an SPE Equity Owner that has satisfied and shall satisfy the requirements of Section 33(c) below and such member is its managing member, or (B) a limited partnership, then all of its general partners are SPE Equity Owners that have satisfied and shall satisfy the requirements of Section 33(c) below.

(c) With respect to each SPE Equity Owner, if applicable, a "Single Purpose Entity" means a corporation or a Delaware single member limited liability company which, at all times since its formation and thereafter complies in its own right (subject to the modifications set forth below), and shall cause Borrower to comply, with each of the requirements contained in Section 33(b). Upon the withdrawal or the disassociation of an SPE Equity Owner from Borrower, Borrower shall immediately appoint a new SPE Equity Owner, whose organizational documents are substantially similar to those of the withdrawn or disassociated SPE Equity Owner, and deliver a new nonconsolidation opinion to the Rating Agencies and Lender in form and substance satisfactory to Lender and to the Rating Agencies (unless the opinion is waived by the Rating Agencies), with regard to nonconsolidation by a bankruptcy court of the assets of each of the Borrower and SPE Equity Owner with those of its Affiliates.

(i) With respect to Sections 33(b)(i) and 33(b)(x) the SPE Equity Owner shall not engage in any business or activity other than being the sole managing member or general partner, as the case may be, of the Borrower and owning at least a 0.5% equity interest in Borrower;

(ii) With respect to Section 33(b)(ii), the SPE Equity Owner has not and shall not acquire or own any assets other than its equity interest in the Borrower and personal property related thereto; and

(iii)   With respect to Section 33(b)(viii), the SPE Equity Owner shall not own any subsidiary or make any investment in any other Person, except for Borrower;

(iv)   With respect to Section 33(b)(xiv), the SPE Equity Owner shall not assume or guaranty the debts or obligations of any other Person, hold itself out to be responsible for the debts of another Person, pledge its assets to secure the obligations of any other Person or otherwise pledge its assets for the benefit of any other Person, or hold out its credit as being available to satisfy the obligations of any other Person, except for in its capacity as general partner of the Borrower (if applicable);

(v)   With respect to Section 33(b)(x), the SPE Equity Owner has not and shall not incur any debt, secured or unsecured, direct or contingent (including, without limitation, guaranteeing any obligation), other than (A) customary unsecured payables incurred in the ordinary course of owning the Borrower provided the same are not evidenced by a promissory note, do not exceed, in the aggregate, at any time a maximum amount of $10,000 and are paid within sixty (60) days of the date incurred and (B) except in its capacity as general partner of the Borrower (if applicable).

(d)   [INTENTIONALLY DELETED]

(e)   Notwithstanding anything to the contrary in this Instrument, no Transfer will be permitted under Sections 21(c), (d), (e) or (f) unless the provisions of this Section 33 are satisfied at all times.

34.   **SUCCESSORS AND ASSIGNS BOUND.** This Instrument shall bind, and the rights granted by this Instrument shall inure to, the respective successors and assigns of Lender and Borrower. However, a Transfer not permitted by Section 21 shall be an Event of Default.

35.   **JOINT AND SEVERAL LIABILITY.** If more than one Person signs this Instrument as Borrower, the obligations of such Persons shall be joint and several.

36.   **RELATIONSHIP OF PARTIES; NO THIRD PARTY BENEFICIARY.**

(a)   The relationship between Lender and Borrower shall be solely that of creditor and debtor, respectively, and nothing contained in this Instrument shall create any other relationship between Lender and Borrower.

(b)   No creditor of any party to this Instrument and no other Person shall be a third party beneficiary of this Instrument or any other Loan Document. Without limiting the generality of the preceding sentence, (i) any arrangement (a "Servicing Arrangement") between the Lender and any Loan Servicer for loss sharing or interim advancement of funds shall constitute a contractual obligation of such Loan Servicer that is independent of the obligation of Borrower for the payment of the Indebtedness, (ii) Borrower shall not be a third party beneficiary of any Servicing Arrangement, and (iii) no payment by the Loan Servicer under any Servicing Arrangement will reduce the amount of the Indebtedness.

37.   **SEVERABILITY; AMENDMENTS.** The invalidity or unenforceability of any provision of this Instrument shall not affect the validity or enforceability of any other provision, and all other provisions shall remain in full force and effect. This Instrument contains the entire

agreement among the parties as to the rights granted and the obligations assumed in this Instrument. This Instrument may not be amended or modified except by a writing signed by the party against whom enforcement is sought; provided, however, that in the event of a Transfer prohibited by or requiring Lender's approval under Section 21, any or some or all of the Modifications to Instrument set forth in Exhibit B (if any) may be modified or rendered void by Lender at Lender's option by Notice to Borrower and the transferee(s).

38. **CONSTRUCTION.** The captions and headings of the Sections of this Instrument are for convenience only and shall be disregarded in construing this Instrument. Any reference in this Instrument to an "Exhibit" or a "Section" shall, unless otherwise explicitly provided, be construed as referring, respectively, to an Exhibit attached to this Instrument or to a Section of this Instrument. All Exhibits attached to or referred to in this Instrument are incorporated by reference into this Instrument. Any reference in this Instrument to a statute or regulation shall be construed as referring to that statute or regulation as amended from time to time. Use of the singular in this Agreement includes the plural and use of the plural includes the singular. As used in this Instrument, the term "including" means "including, but not limited to."

39. **DISSEMINATION OF INFORMATION.** Borrower acknowledges that Lender may provide to third parties with an existing or prospective interest in the servicing, enforcement, evaluation, performance, ownership, purchase, participation or Securitization of the Loan, including, without limitation, any of the Rating Agencies, any entity maintaining databases on the underwriting and performance of commercial mortgage loans, as well as governmental regulatory agencies having regulatory authority over Lender, any and all information which Lender now has or may hereafter acquire relating to the Loan, the Mortgaged Property, Borrower, any SPE Equity Owner or any guarantor, as Lender determines necessary or desirable and that such information may be included in disclosure documents in connection with a Securitization or syndication of participation interests, including, without limitation, a prospectus, prospectus supplement, offering memorandum, private placement memorandum or similar document (each, a "**Disclosure Document**") and also may be included in any filing with the Securities and Exchange Commission pursuant to the Securities Act or the Securities Exchange Act. To the fullest extent permitted under applicable law, Borrower irrevocably waives all rights, if any, to prohibit such disclosure, including, without limitation, any right of privacy.

40. **NO CHANGE IN FACTS OR CIRCUMSTANCES.** Borrower warrants that (a) all information in the application for the Loan submitted to Lender (the "**Loan Application**") and in all financial statements, Rent Schedules, reports, certificates and other documents submitted in connection with the Loan Application are complete and accurate in all material respects; and (b) there has been no material adverse change in any fact or circumstance that would make any such information incomplete or inaccurate.

41. **SUBROGATION.** If, and to the extent that, the proceeds of the Loan evidenced by the Note, or subsequent advances under Section 12, are used to pay, satisfy or discharge a Prior Lien, such Loan proceeds or advances shall be deemed to have been advanced by Lender at Borrower's request, and Lender shall automatically, and without further action on its part, be subrogated to the rights, including lien priority, of the owner or holder of the obligation secured by the Prior Lien, whether or not the Prior Lien is released.

42. **[INTENTIONALLY DELETED]**

43. **SUPPLEMENTAL FINANCING.**

(a)   This Section shall apply only if at the time of any application referred to below, the Federal Home Loan Mortgage Corporation ("Freddie Mac") has in effect a product described in its *Multifamily Seller/Servicer Guide* under which it purchases supplemental mortgages on multifamily properties that meet specified criteria (a "Supplemental Mortgage Product").

(b)   After the first anniversary of the date of this Instrument (the "First Mortgage"), Freddie Mac will consider an application from an originating lender that is generally approved by Freddie Mac to sell mortgages to Freddie Mac under the Supplemental Mortgage Product (an "Approved Seller/Servicer") for the purchase by Freddie Mac of a proposed indebtedness of Borrower to the Approved Seller/Servicer to be secured by one or more supplemental mortgages on the Mortgaged Property (such indebtedness and supplemental mortgages being referred to together as a "Supplemental Mortgage"). Freddie Mac will purchase each Supplemental Mortgage secured by the Mortgaged Property if the following conditions are satisfied:

(i)   At the time of the proposed Supplemental Mortgage, no Event of Default shall have occurred and be continuing and no event or condition shall have occurred and be continuing that, with the giving of Notice or the passage of time, or both, would become an Event of Default;

(ii)   Borrower and the Mortgaged Property must be acceptable to Freddie Mac under its Supplemental Mortgage Product;

(iii)   New loan documents must be entered into to reflect each Supplemental Mortgage, such documents to be acceptable to Freddie Mac in its sole discretion;

(iv)   Each Supplemental Mortgage will not cause the combined debt service coverage ratio of the Mortgaged Property after each Supplemental Mortgage to be less than 1.25:1, subject to increase in accordance with Freddie Mac's then-current policies ("Required DSCR"), as determined by Freddie Mac. As used in this Section, the term "combined debt service coverage ratio" means, with respect to the Mortgaged Property, the ratio of (A) the annual net operating income from the operations of the Mortgaged Property at the time of the proposed Supplemental Mortgage to (B) the aggregate of the annual principal and interest payable on (I) the Indebtedness under this Instrument (using a 30-year amortization schedule), (II) any "Indebtedness" as defined in any security instruments recorded against the Mortgaged Property (using a 30-year amortization schedule for any Supplemental Mortgages) and (III) the proposed "Indebtedness" for any Supplemental Mortgage (using a 30-year amortization schedule). The annual net operating income of the Mortgaged Property will be as determined by Freddie Mac in its sole discretion considering factors such as income in place at the time of the proposed Supplemental Mortgage and income during the preceding twelve (12) months, and actual, historical and anticipated operating expenses. Freddie Mac shall determine the combined debt service coverage ratio of the Mortgaged Property based on its underwriting. Borrower shall provide Freddie Mac such financial statements and other information Freddie Mac may require to make these determinations;

(v)   Each Supplemental Mortgage will not cause the combined loan to value ratio of the Mortgaged Property after each Supplemental Mortgage to exceed 72% ("Required LTV"), as determined by Freddie Mac. As used in this Section, "combined loan to value ratio" means, with respect to the Mortgaged Property, the ratio, expressed as a percentage, of (A) the aggregate outstanding principal balances of (I) the Indebtedness under this Instrument, (II) any "Indebtedness" as defined in any security instruments recorded against the Mortgaged Property and (III) the proposed "Indebtedness" for any Supplemental Mortgage, to (B) the value of the Mortgaged Property. Freddie Mac shall determine the combined loan to value ratio of the Mortgaged Property based on its underwriting. Borrower shall provide Freddie Mac such financial statements and other information Freddie Mac may require to make these determinations. In addition, Freddie Mac, at Borrower's expense, may obtain MAI appraisals of the Mortgaged Property in order to assist Freddie Mac in making the determinations hereunder. If Freddie Mac requires an appraisal, then the value of the Mortgaged Property that will be used to determine whether the Required LTV has been met shall be the lesser of (A) the appraised value set forth in such appraisal or (B) the value of the Mortgaged Property as determined by Freddie Mac;

(vi)   The Borrower's organizational documents are amended to permit the Borrower to incur additional debt in the form of Supplemental Mortgages (Lender shall consent to such amendment(s));

(vii)   One or more natural persons or entities acceptable to Freddie Mac executes and delivers to the Approved Seller/Servicer a guaranty in a form acceptable to Freddie Mac with respect to the exceptions to non-recourse liability described in Freddie Mac's form promissory note, unless Freddie Mac has elected to waive its requirement for a guaranty;

(viii)   The loan term of each Supplemental Mortgage shall be coterminous with the First Mortgage or longer than the First Mortgage, including any "Extension Period" described in the Note secured by the First Mortgage, at Freddie Mac's discretion;

(ix)   The Prepayment Premium Period (as defined in the Note) of each Supplemental Mortgage shall be coterminous with the Prepayment Premium Period or the combined Lockout Period and Defeasance Period (all, as defined in the Note), as applicable, of the First Mortgage;

(x)   The interest rate of each Supplemental Mortgage will be determined by Freddie Mac in its sole and absolute discretion;

(xi)   The Lender enters into an intercreditor agreement ("Intercreditor Agreement") acceptable to Freddie Mac and to Lender for each Supplemental Mortgage;

(xii)   Borrower's payment of fees and other expenses charged by Lender, Freddie Mac, the Approved Seller/Servicer, and the Rating Agencies (including reasonable Attorneys' Fees and Costs) in connection with reviewing and originating each Supplemental Mortgage;

(xiii) Notwithstanding anything to the contrary in Section 7 of this Instrument, Borrower shall make deposits under this First Mortgage for the payment of any Impositions, so long as a Supplemental Mortgage is outstanding, and such deposits shall be credited to the payment of such Impositions under any Supplemental Mortgage;

(xiv) If any Supplemental Mortgage is outstanding, the Borrower must obtain the consent of the lender for each Supplemental Mortgage prior to agreeing to any modifications or amendments to the Loan Documents;

(xv) All other requirements of the Supplemental Mortgage Product must be met, unless Freddie Mac has elected to waive one or more of its requirements.

(c) No later than 5 Business Days after Lender's receipt of a written request from Borrower, Lender shall provide the following information to an Approved Seller/Servicer upon Borrower's written request. Lender shall only be obligated to provide this information in connection with Borrower's request for a Supplemental Mortgage from an Approved Seller/Servicer; provided, however, if Freddie Mac is the owner of the Note, Lender shall not be obligated to provide such information:

(i) the then-current outstanding principal balance of the First Mortgage;

(ii) payment history of the First Mortgage;

(iii) whether taxes, insurance, ground rents, replacement reserves, repair escrows, or other escrows are being collected on the First Mortgage and the amount of each such escrow as of the date of the request;

(iv) whether any repairs, capital replacements or improvements or rental achievement or burn-off guaranty requirements are existing or outstanding under the terms of the First Mortgage;

(v) a copy of the most recent inspection report for the Mortgaged Property;

(vi) whether any modifications or amendments have been made to the Loan Documents for the First Mortgage since origination of the First Mortgage and, if applicable, a copy of such modifications and amendments; and

(vii) whether to Lender's knowledge any Event of Default exists under the First Mortgage.

(d) Lender shall have no obligation to consent to any mortgage or lien on the Mortgaged Property that secures any indebtedness other than the Indebtedness, except as set forth herein.

(e) If a Supplemental Mortgage is made to Borrower, Borrower agrees that the terms of the Intercreditor Agreement shall govern with respect to any distributions of excess proceeds by Lender to the Approved Seller/Servicer, Freddie Mac or their successors and/or assigns (collectively, the "Junior Lender"), and Borrower agrees that Lender may distribute any excess proceeds received by Lender pursuant to the Loan Documents to Junior Lender pursuant to the Intercreditor Agreement.

44.   **DEFEASANCE (Section Applies if Loan is Assigned to REMIC Trust Prior to the Cut-off Date).** This Section 44 shall apply in the event the Note is assigned to a REMIC trust prior to the Cut-off Date, and, subject to Section 44(a) and (c) below, Borrower shall have the right to defease the Loan in whole ("**Defeasance**") and obtain the release of the Mortgaged Property from the lien of this Instrument upon the satisfaction of the following conditions:

(a)   Borrower shall not have the right to obtain Defeasance at any of the following times:

(i)   if the Loan is not assigned to a REMIC trust;

(ii)   during the Lockout Period (as defined in the Note);

(iii)   after the expiration of the Defeasance Period (as defined in the Note); or

(iv)   after Lender has accelerated the maturity of the unpaid principal balance of, accrued interest on, and other amounts payable under, the Note pursuant to Section 6 of the Note.

(b)   Borrower shall give Lender Notice (the "**Defeasance Notice**") specifying a Business Day (the "**Defeasance Closing Date**") on which Borrower desires to close the Defeasance. The Defeasance Closing Date specified by Borrower may not be more than 60 calendar days, nor less than 30 calendar days, after the date on which the Defeasance Notice is received by Lender. Lender will acknowledge receipt of the Defeasance Notice and will state in such receipt whether Lender will designate the Successor Borrower or will permit Borrower to designate the Successor Borrower.

(c)   The Defeasance Notice must be accompanied by a $10,000 non-refundable fee (the "**Defeasance Fee**"). If Lender does not receive the Defeasance Fee, then Borrower's right to obtain Defeasance pursuant to that Defeasance Notice shall terminate.

(d)   (i)   If Borrower timely pays the Defeasance Fee, but Borrower fails to perform its other obligations hereunder, Lender shall have the right to retain the Defeasance Fee as liquidated damages for Borrower's default and, except as provided in Section 44(d)(ii), Borrower shall be released from all further obligations under this Section 44. Borrower acknowledges that Lender will incur financing costs in arranging and preparing for the release of the Mortgaged Property from the lien of this Instrument in reliance on the executed Defeasance Notice. Borrower agrees that the Defeasance Fee represents a fair and reasonable estimate, taking into account all circumstances existing on the date of this Instrument, of the damages Lender will incur by reason of Borrower's default.

(ii)   In the event that the Defeasance is not consummated on the Defeasance Closing Date for any reason, Borrower agrees to reimburse Lender for all third party costs and expenses (other than financing costs covered by Section 44(d)(i) above) incurred by Lender in reliance on the executed Defeasance Notice, within 5 Business Days after Borrower receives a written demand for payment, accompanied by a statement, in reasonable detail, of Lender's third party costs and expenses.

(iii)   All payments required to be made by Borrower to Lender pursuant to this Section 44 shall be made by wire transfer of immediately available funds to the account(s) designated by Lender in its acknowledgement of the Defeasance Notice.

(e)   No Event of Default has occurred and is continuing.

(f)   The documents required to be delivered to Lender on or prior to the Defeasance Closing Date are:

(i)   an opinion of counsel for Borrower, in form and substance satisfactory to Lender, to the effect that Lender has a valid and perfected lien and security interest of first priority in the Defeasance Collateral and the proceeds thereof;

(ii)   an opinion of counsel for Borrower, in form and substance satisfactory to Lender, to the effect that the Pledge Agreement is duly authorized, executed, delivered and enforceable against Borrower in accordance with the respective terms;

(iii)   unless waived by Lender or unless Lender designates the Successor Borrower, an opinion of counsel for Successor Borrower, in form and substance satisfactory to Lender, to the effect that the Transfer and Assumption Agreement is duly authorized, executed, delivered and enforceable against Successor Borrower in accordance with the respective terms;

(iv)   unless waived by Lender or unless Lender designates the Successor Borrower, an opinion of counsel for Successor Borrower, in form and substance satisfactory to Lender, to the effect that the Successor Borrower has been validly created;

(v)   if Borrower designates the Successor Borrower, an opinion of counsel for Successor Borrower, in form and substance satisfactory to Lender and to the Rating Agencies, with regard to nonconsolidation of the assets of the Successor Borrower with those of its Affiliates by a bankruptcy court;

(vi)   unless waived by Lender, an opinion of counsel for Borrower, in form and substance satisfactory to Lender, to the effect that:

(A)   if, as of the Defeasance Closing Date, the Note is held by a REMIC trust, (1) the Defeasance has been effected in accordance with the requirements of Treasury Regulation Section 1.860G-2(a)(8) (as such regulation may be modified, amended or replaced from time to time), (2) the qualification and status of the REMIC trust as a REMIC will not be adversely affected or impaired as a result of the Defeasance, and (3) the REMIC trust will not incur a tax under Section 860G(d) of the Tax Code as a result of the Defeasance, and

(B)   the Defeasance will not result in a "sale or exchange" of the Note within the meaning of Section 1001(c) of the Tax Code and the temporary and final regulations promulgated thereunder;

(vii)   if any certificates evidencing the Securitization remain outstanding, a Rating Confirmation;

(viii) unless waived by Lender, a written certificate from an independent certified public accounting firm (reasonably acceptable to Lender), confirming that the Defeasance Collateral will generate cash sufficient to make all Scheduled Debt Payments as they fall due under the Note, including full payment due on the Note on the Maturity Date;

(ix)   Lender's form of a pledge and security agreement ("Pledge Agreement") and financing statements which pledge and create a first priority security interest in the Defeasance Collateral in favor of Lender;

(x)   Lender's form of a transfer and assumption agreement ("Transfer and Assumption Agreement"), whereupon Borrower and any guarantor (in each case, subject to satisfaction of all requirements hereunder) shall be relieved from liability in connection with the Loan (other than any liability under Section 18 of this Instrument for events that occur prior to the Defeasance Closing Date, whether discovered before or after the Defeasance Closing Date) and Successor Borrower shall assume all remaining obligations;

(xi)   Forms of all documents necessary to release the Mortgaged Property from the liens created by this Instrument and related UCC financing statements (collectively, "Release Instruments"), each in appropriate form required by the state in which the Property is located; and

(xii)   such other opinions, certificates, documents or instruments as Lender may reasonably request;

(g)   Borrower shall deliver to Lender on or prior to the Defeasance Closing Date:

(i)   The Defeasance Collateral which meets all requirements of Section 44(g)(ii) below and is owned by Borrower, free and clear of all liens and claims of third-parties;

(ii)   The Defeasance Collateral must be in an amount to provide for (A) redemption payments to occur prior, but as close as possible, to all successive Installment Due Dates occurring under the Note after the Defeasance Closing Date and (B) deliver redemption proceeds at least equal to the amount of principal and interest due on the Note on each Installment Due Date including full payment due on the Note on the Maturity Date ("Scheduled Debt Payments"). The Defeasance Collateral shall be arranged such that redemption payments received from the Defeasance Collateral are paid directly to Lender to be applied on account of the Scheduled Debt Payments. Unless otherwise agreed in writing by Lender, the pledge of the Defeasance Collateral shall be effectuated

through the book-entry facilities of a qualified securities intermediary designated by Lender in conformity with all applicable laws; and

(iii)   All accrued and unpaid interest and all other sums due under the Note, this Instrument and under the other Loan Documents, including, without limitation, all amounts due under Section 44(i) below, up to the Defeasance Closing Date shall be paid in full on or prior to the Defeasance Closing Date.

(h)   If Lender permits Borrower to designate the Successor Borrower, then Borrower shall, at Borrower's expense, designate or establish an accommodation borrower ("Successor Borrower") satisfactory to Lender (or Lender, at its option, may designate the Successor Borrower) which satisfies Lender's then current requirements for a "Single Purpose Entity" to assume at the time of Defeasance ownership of the Defeasance Collateral and liability for all of Borrower's obligations under the Pledge Agreement and the Loan Documents (to the extent that liability thereunder survives release of this Instrument). Borrower shall pay to Successor Borrower a fee of $1,000.00 as consideration of Successor Borrower's assumption of Borrower's obligations under the Loan Documents. Notwithstanding any contrary provision hereunder, no Transfer fee is payable to Lender upon a Transfer of the Loan in accordance with this Section.

(i)   Borrower shall pay all reasonable costs and expenses incurred by Lender in connection with the Defeasance in full on or prior to the Defeasance Closing Date, which payment is required prior to Lender's issuance of the Release Instruments and whether or not Defeasance is completed. Such expenses include, without limitation, all fees, costs and expenses incurred by Lender and its agents in connection with the Defeasance (including, without limitation, reasonable Attorneys' Fees and Costs for the review and preparation of the Pledge Agreement and of the other materials described herein and any related documentation, and any servicing fees, Rating Agencies' fees or other costs related to the Defeasance); the cost incurred by Lender to obtain a Rating Confirmation contemplated hereunder; reasonable Attorneys' Fees and Costs; and a processing fee to cover Lender's administrative costs to process Borrower's Defeasance request. Lender reserves the right to require that Borrower post a deposit to cover costs which Lender reasonably anticipates will be incurred.

45.   INTENTIONALLY DELETED.

46.   LENDER'S RIGHTS TO SELL OR SECURITIZE.

Borrower acknowledges that Lender, and each successor to Lender's interest, may (without prior Notice to Borrower or Borrower's prior consent), sell or grant participations in the Loan (or any part thereof), sell or subcontract the servicing rights related to the Loan, securitize the Loan or include the Loan as part of a trust. Borrower, at its expense, agrees to cooperate with all reasonable requests of Lender in connection with any of the foregoing including, without limitation, executing any financing statements or other documents deemed necessary by Lender or its transferee to create, perfect or preserve the rights and interest to be acquired by such transferee, providing any updated financial information with appropriate verification through auditors letters, delivering a so called "10b-5" opinion, revised organizational documents and counsel opinions satisfactory to the Rating Agencies, executed amendments to the Loan Documents, and review information contained in a preliminary or final private placement memorandum, prospectus, prospectus supplements or other Disclosure Document, and providing a mortgagor estoppel certificate and such other information about Borrower, any SPE Equity Owner, any guarantor, any Property Manager or the Mortgaged Property as Lender may require for Lender's offering materials.

47.   SECURITIZATION INDEMNIFICATION.   Borrower and each guarantor agree to provide in connection with each Disclosure Document, an indemnification certificate: (a) certifying that all sections of such Disclosure Document relating to Borrower, any SPE Equity Owner, any guarantors, any Property Manager, their respective Affiliates, the Loan, the Loan Documents and the Mortgaged Property, and any risks or special considerations relating thereto, including, without limitation, the sections entitled "Special Considerations," and/or "Risk Factors," and "Certain Legal Aspects of the Mortgage Loan," or similar sections, as such sections relate thereto, have been carefully examined, and that, to the best of such indemnitor's knowledge, such sections (and any other sections reasonably requested) do not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in the light of the circumstances under which they were made, not misleading; (b) indemnifying Lender (and for purposes of this Section 47, Lender shall include its officers and directors) and any Affiliate of Lender that (i) has filed the registration statement, if any, relating to the Securitization and/or (ii) which is acting as issuer, depositor, sponsor and/or in a similar capacity with respect to the Securitization (any entity described in (i) or (ii), an "Issuer Person"), and each director and officer of any Issuer Person, and each entity who Controls any Issuer Person within the meaning of Section 15 of the Securities Act or Section 20 of the Securities Exchange Act (collectively, "Issuer Group"), and each entity which is acting as an underwriter, manager, placement agent, initial purchaser or in a similar capacity with respect to the Securitization, each of its directors and officers and each entity who Controls any such entity within the meaning of Section 15 of the Securities Act or Section 20 of the Securities Exchange Act which is acting as an underwriter, manager, placement agent, initial purchaser or in a similar capacity with respect to the Securitization, each of its directors and officers and each entity who Controls any such entity within the meaning of Section 15 of the Securities Act and Section 20 of the Securities Exchange Act (collectively, "Underwriter Group") for any losses to which Lender, the Issuer Group or the Underwriter Group may become subject insofar as the losses arise out of or are based upon any untrue statement of any material fact contained in such section or arise out of or are based upon the omission to state therein a material fact required to be stated in such sections necessary in order to make the statements in such sections or in light of the circumstances under which they were made, not misleading (collectively, "Securities Liabilities"); and (c) agreeing to reimburse Lender, the Issuer Group and the Underwriter Group for any legal or other expenses reasonably incurred by Lender, the Issuer Group and the Underwriter Group in investigating or defending the Securities Liabilities; provided, however, that indemnitor will be liable under clauses (b) or (c) above only to the extent that such Securities Liabilities arise out of, or are based upon, any such untrue statement or omission made therein in reliance upon, and in conformity with, information furnished to Lender or any member of the Issuer Group or Underwriter Group by or on behalf of Borrower or a guarantor in connection with the preparation of the Disclosure Documents or in connection with the underwriting of the Loan, including, without limitation, financial statements of Borrower, any SPE Equity Owner or any guarantor, and operating statements, rent rolls, environmental site assessment reports and property condition reports with respect to the Mortgaged Property (other than any such misstatements contained in (or omissions from) third party reports prepared by third parties not affiliated directly or indirectly with Borrower). This indemnity is in addition to any liability which Borrower may otherwise have and shall be effective whether or not an indemnification certificate described above is provided and shall be applicable based on information previously provided by or on behalf of Borrower or a guarantor if the indemnification certificate is not provided. Notwithstanding the foregoing, any indemnification certificate may expressly exclude any information contained in third party reports prepared by parties that are not Affiliates of Borrower or any guarantor ("Third Party Information"), and the obligations and liability of Borrower and any guarantor pursuant to this Section shall not extend to the Third Party Information.

48. WARRANTIES OF BORROWER. Borrower, for itself and its successors and assigns, does hereby represent, warrant and covenant to and with Lender, its successors and assigns, that:

(a)   The representations, warranties and covenants contained in this Instrument survive for as long as any Indebtedness remains outstanding;

(b)   None of the items shown in the Schedule of Title Exceptions will materially or adversely affect (i) the ability of the Borrower to pay the Loan in full, (ii) the use for which all or any part of the Mortgaged Property is being used at the time this Instrument was executed, except as set forth in Section 11 of this Instrument, (iii) the operation of the Mortgaged Property or (iv) the value of the Mortgaged Property;

(c)   Borrower is not an "investment company", or a company Controlled by an "investment company," as such terms are defined in the Investment Company Act of 1940, as amended;

(d)   Borrower is not an "employee benefit plan," as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), which is subject to Title I of ERISA and the assets of Borrower do not constitute "plan assets" of one or more such plans within the meaning of 29 C.F.R. Section 2510.3-101;

(e)   Borrower will give prompt written Notice to Lender of any litigation or governmental proceedings pending or, to the best of Borrower's knowledge, threatened (in writing) against Borrower which might have a Material Adverse Effect as defined below.

(f)   There are no judicial, administrative, mediation or arbitration actions, suits or proceedings pending or, to the best of Borrower's knowledge, threatened (in writing) against or affecting Borrower (and, if Borrower is a limited partnership, any of its general partners or if Borrower is a limited liability company, any member of Borrower) or the Mortgaged Property which, if adversely determined, would have a material adverse effect on (i) the Mortgaged Property, (ii) the business, prospects, profits, operations or condition (financial or otherwise) of Borrower, (iii) the enforceability, validity, perfection or priority of the lien of any Loan Document, or (iv) the ability of Borrower to perform any obligations under any Loan Document (collectively, a "**Material Adverse Effect**").

(g)   With regard to ERISA:

(i)   Borrower shall not engage in any transaction which would cause an obligation, or action taken or to be taken, hereunder (or the exercise by Lender of any of its rights under the Note, this Instrument or any of the other Loan Documents) to be a non-exempt (under a statutory or administrative class exemption) prohibited transaction under ERISA.

(ii)   Borrower further covenants and agrees to deliver to Lender such certifications or other evidence from time to time throughout the term of this Instrument, as requested by Lender in its sole discretion, that (A) Borrower is not an "employee benefit plan" as defined in Section 3(e) of ERISA, which is subject to Title I of ERISA, or a "governmental plan" within the meaning of Section 3(3) of ERISA; (B) Borrower is not subject to state statutes regulating investments and fiduciary obligations with

respect to governmental plans; and (C) one or more of the following circumstances is true:

(1) Equity interests in Borrower are publicly offered securities within the meaning of 29 C.F.R. Section 2510.3-101(b)(2), as amended from time to time or any successor provision;

(2) Less than twenty-five percent (25%) of each outstanding class of equity interests in Borrower are held by "benefit plan investors" within the meaning of 29 C.F.R. 2510.3-101(f)(2), as amended from time to time or any successor provision; or

(3) Borrower qualifies as an "operating company" or a "real estate operating company" within the meaning of 29 C.F.R. Section 2510.3-101(c), as amended from time to time or any successor provision, or within the meaning of 29 C.F.R. Section 2510.3-101(e) as an investment company registered under the Investment Company Act of 1940.

(iii) **BORROWER SHALL INDEMNIFY LENDER AND DEFEND AND HOLD LENDER HARMLESS FROM AND AGAINST ALL CIVIL PENALTIES, EXCISE TAXES, OR OTHER LOSS, COST, DAMAGE AND EXPENSE (INCLUDING, WITHOUT LIMITATION, REASONABLE ATTORNEYS' FEES AND COSTS INCURRED IN THE INVESTIGATION, DEFENSE AND SETTLEMENT OF CLAIMS AND LOSSES INCURRED IN CORRECTING ANY PROHIBITED TRANSACTION OR IN THE SALE OF A PROHIBITED LOAN, AND IN OBTAINING ANY INDIVIDUAL PROHIBITED TRANSACTION EXEMPTION UNDER ERISA THAT MAY BE REQUIRED, IN LENDER'S SOLE DISCRETION) THAT LENDER MAY INCUR, DIRECTLY OR INDIRECTLY, AS A RESULT OF DEFAULT UNDER THIS SECTION 48. THIS INDEMNITY SHALL SURVIVE ANY TERMINATION, SATISFACTION OR FORECLOSURE OF THIS INSTRUMENT.**

49. **COOPERATION WITH RATING AGENCIES AND INVESTORS.** Borrower covenants and agrees that in the event Lender decides to include the Loan as an asset of a Secondary Market Transaction, Borrower shall (a) at Lender's request, meet with representatives of the Rating Agencies and/or investors to discuss the business and operations of the Mortgaged Property, and (b) permit Lender or its representatives to provide related information to the Rating Agencies and/or investors, and (c) cooperate with the reasonable requests of the Rating Agencies and/or investors in connection with all of the foregoing.

50. **RESERVED.**

51. **RESERVED.**

52. **RESERVED.**

53. **RESERVED.**

54. RESERVED.

55. RESERVED.

56. RESERVED.

57. RESERVED.

58. RESERVED.

59. RESERVED.

60. **ACCELERATION; REMEDIES.** At any time during the existence of an Event of Default, Lender, at Lender's option, may declare the Indebtedness to be immediately due and payable without further demand, and may enforce the lien of this Instrument by judicial proceeding and may invoke any one or more other remedies permitted by applicable law or provided in this Instrument or in any other Loan Document. Lender shall be entitled to collect all costs and expenses incurred in pursuing such remedies, including attorneys' fees, costs of documentary evidence, abstracts and title reports.

61. **RELEASE.** Upon payment of the Indebtedness, Lender shall release this Instrument. Borrower shall pay Lender's reasonable costs incurred in releasing this Instrument.

62. **WAIVER OF HOMESTEAD.** Borrower waives all right of homestead exemption in the Mortgaged Property.

63. **FUTURE ADVANCES.** It is the intention of Borrower and Lender that this Instrument (as renewed and extended from time to time) shall secure future advances and readvances, and the lien and security interest created by this Instrument shall attach upon execution and have priority from the time of recording as to all advances, whether obligatory or discretionary, until this Instrument is released of record. This Instrument shall secure (a) all renewal notes executed in lieu of the Note, (b) any extension of the Note, and (c) any additional indebtedness within the meaning of K.R.S. 382.520 not to exceed the amount of 200% of the original principal amount of the Note, which Borrower may owe to Lender, whether direct, indirect, existing, future, contingent or otherwise and whether arising under this Instrument or otherwise. The preceding sentence shall not limit the amount secured by this Instrument if such amount is increased by accrued interest, advances made by Lender pursuant to Section 12 to protect the security or costs of collection and foreclosure.

64. **WAIVER OF TRIAL BY JURY.** BORROWER AND LENDER EACH (A) COVENANTS AND AGREES NOT TO ELECT A TRIAL BY JURY WITH RESPECT TO ANY ISSUE ARISING OUT OF THIS INSTRUMENT OR THE RELATIONSHIP BETWEEN THE PARTIES AS BORROWER AND LENDER THAT IS TRIABLE OF RIGHT BY A JURY AND (B) WAIVES ANY RIGHT TO TRIAL BY JURY WITH RESPECT TO SUCH ISSUE TO THE EXTENT THAT ANY SUCH RIGHT EXISTS NOW OR IN THE FUTURE. THIS WAIVER OF RIGHT TO TRIAL BY JURY IS SEPARATELY GIVEN BY EACH PARTY, KNOWINGLY AND VOLUNTARILY WITH THE BENEFIT OF COMPETENT LEGAL COUNSEL.

ATTACHED EXHIBITS. The following Exhibits are attached to this Instrument:

[X]   Exhibit A   Description of the Land (required).

[X]   Exhibit B   Modifications to Instrument

IN WITNESS WHEREOF, Borrower has signed and delivered this Instrument or has caused this Instrument to be signed and delivered by its duly authorized representative.

NLP PARK PLACE, LLC, a Delaware limited liability company

By: NTS Realty Holdings Limited Partnership, a Delaware limited partnership, its sole member

By: NTS Realty Capital, Inc., a Delaware corporation, its managing general partner

By: [signature]
Name: Neil A. Mitchell
Title: Sr. Vice Pres



STATE OF KENTUCKY, Jefferson County, ss:

The foregoing instrument was acknowledged before me this 7th day of December, 2009, by Neil A. Mitchell, Sr Vice Pres of NTS Realty Capital, Inc., a Delaware corporation, the managing general partner of NTS Realty Holdings Limited Partnership, a Delaware limited partnership, the sole member of NLP Park Place, LLC, a Delaware limited liability company, for the purposes contained therein.

My Commission expires: April 27, 2010

[signature: Susan M Howard]
Notary Public

SUSAN M. HOWARD
NOTARY PUBLIC
STATE AT LARGE, KY

Prepared by, and after recording return to:



Michael Van Voorhis, Esquire
Troutman Sanders LLP
P.O. Box 1122
Richmond, Virginia 23218-1122

EXHIBIT A

Legal Description

Park Place Apartments

PARCEL 1: Phase I

All that tract or parcel of land situated at the northeast corner of the intersection of Tates Creek Road and Man-O-War Boulevard in Lexington, Fayette County, Kentucky, being more fully described and bounded as follows, to wit:

BEGINNING at a point with NAD 83 Kentucky State Plane North Zone Coordinates of North 171,249.123 and East 1,569,345.715, said point being the intersection of the Tates Creek Road east right of way and the Man-O-War Boulevard north right of way; thence with said Tates Creek Road east right of way for two (2) lines:

1) North 10°43'03" West, passing a set witness #4 rebar with cap at 3.00 feet, for a total distance of 848.47 feet to a found #4 rebar with cap at a point of curvature of a non-tangent curve,
2) Along a curve to the right, with a radius of 11,339.16 feet, an arc distance of 406.60 feet and a chord North 09°41'25" West, 406.58 feet to a found #4 rebar with cap at a common corner with Park Place Tract 3C (Phase 2A) (Cab "H", Sl 513);

Thence leaving said Tates Creek Road east right of way and with Park Place Tract 3C (Phase 2A) for eight (8) lines:

1) South 54°21'51" East, 145.00 feet to a found #4 rebar with cap,
2) South 77°15'45" East, 77.48 feet to a found #4 rebar with cap at a point of curvature of a non-tangent curve,
3) Along a curve to the left, with a radius of 122.00 feet, an arc distance of 86.27 feet and a chord South 23°30'03" East, 84.48 feet to a set #4 rebar with cap,
4) South 43°45'31" East, 20.26 feet to a found #4 rebar with cap,
5) South 73°03'54" East, 258.94 feet to a found #4 rebar with cap,
6) North 73°42'31" East, 177.20 feet to a found #4 rebar with cap,
7) South 89°54'07" East, 90.00 feet to a found #4 rebar with cap,
8) North 25°40'49" East, 101.11 feet to a common corner with Tatesbrook Subdivision (Cab "C", Sl 24);

Thence leaving said Park Place Tract 3C (Phase 2A) and with said Tatesbrook Subdivision and continuing with Tatesbrook Subdivision (Cab "B", Sl 681), South 64°27'02" East, passing a set witness #4 rebar with cap at 2.00 feet for a total distance of 335.00 feet to a common corner with Park Place Tract 3B (Phase III) (Cab "H", Sl 513); said point being witnessed by a found #4 rebar with cap at South 64°27'02" East, 1.00 foot; thence leaving said Tatesbrook Subdivision and with said Park Place Tract 3B (Phase III) for four (4) lines:

1) South 25°32'58" West, 70.00 feet to a found #4 rebar with cap,
2) South 64°27'02" East, 124.84 feet to a found #4 rebar with cap,
3) South 29°22'23" West, 181.56 feet to a found #4 rebar with cap,
4) South 36°58'05" West, 137.48 feet to a found #4 rebar with cap at a point of curvature of a non-tangent curve at a common corner with Park Place Tract 3D (Phase 2B) (Cab "H", Sl 513);

Thence leaving said Park Place Tract 3B (Phase III) and with Park Place Tract 3D (Phase 2B) for eight (8) lines:

1) Along a curve to the left, with a radius of 423.00 feet, an arc distance of 18.40 feet and a chord South 70°50'01" West, 18.40 feet to a found #4 rebar with cap,
2) South 69°35'17" West, 91.87 feet to a found #4 rebar with cap at a point of curvature,
3) Along a curve to the right with a radius of 177.00 feet, an arc distance of 198.06 feet and a chord North 78°21'17" West, 187.89 feet to a found #4 rebar with cap,
4) South 43°42'08" West, 46.00 feet to a found #4 rebar with cap at a point of curvature of a non-tangent curve,
5) Along a curve to the left, with a radius of 223.00 feet, an arc distance of 224.79 feet and a chord South 75°10'32" East, 215.39 feet to a set mag Nail with shiner,
6) South 10°24'10" West, 182.24 feet to a point,
7) North 85°08'18" West, passing a set witness #4 rebar with cap at 5.00 feet for a total distance of 249.82 feet to a found #4 rebar with cap,
8) South 07°17'23" West, 352.61 feet to a found #4 rebar with cap in the Man-O-War Boulevard north right of way;

Thence leaving Park Place Tract 3D (Phase 2B) and with said Man-O-War Boulevard north right of way for three (3) lines:

1) South 84°39'12" West, 10.25 feet to a found #4 rebar with cap,
2) South 84°05'43" West, passing a found witness #4 rebar with cap at 268.50 feet for a total distance of 269.50 feet to a point,
3) North 52°37'01" West, 79.97 feet to the POINT OF BEGINNING, containing 798,900 square feet or 18.34 acres, more or less.

BEING Tract 3A, as shown on the Corrected Amended Minor and Easement Amended Minor Plat of Park Place Tracts 3A, 3B, 3C and 3D, of record in Plat Cabinet H, Slide 513, in the Office of the Clerk of Fayette County, Kentucky.

TOGETHER with the right to use in common with others, the following sewer easements:

A) dated May 12, 1986 and of record in Deed Book 1407, Page 659, and
B) dated May 12, 1986 and of record in Deed Book 1407, Page 662, both in the aforesaid Clerk's Office.

PARCEL 2: Phase III

All that tract or parcel of land situated at the northeast corner of the intersection of Tates Creek Road and Man-O-War Boulevard in Lexington, Fayette County, Kentucky, being more fully described and bounded as follows, to wit:

BEGINNING at the intersection of the Tates Creek Road east right of way and the Man-O-War Boulevard north right of way, and being the southwest corner of Park Place Tract 3A of record in Plat Cabinet "H", Slide 513, in the Fayette County Clerk's Office, having NAD 83 Kentucky State Plane North

Zone Coordinates of North 171,249.123 and East 1,569,345.715; thence with said Man-O-War Boulevard right of way for five (5) calls:

1) South 52°37'01" East, 79.97 feet to a point,
2) North 84°05'43" East, passing a found witness #4 rebar with cap at 1.00 foot for a total distance of 269.50 feet to a set iron pin with cap,
3) North 84°39'12" East, 168.41 feet to a found iron pin with cap,
4) North 86°44'09" East, 85.51 feet to a found iron pin with cap at a point of curvature of a non-tangent curve,
5) Along a curve to the right with a radius of 1,969.86 feet, an arc of 239.99 feet and a chord South 88°39'46" East, 239.84 feet to the TRUE POINT OF BEGINNING, said point being a common corner with Park Place Tract 3D of record in Plat Cabinet "H", Slide 513, in said Clerk's Office and having NAD 83 Kentucky State Plane Zone Coordinates of North 171,243.258 and East 1,570,170.149;

Thence leaving said Man-O-War Boulevard right of way and with Park Place Tract 3D for six (6) calls:

1) North 21°59'27" East, passing a found witness pin with cap at 1.00 foot, for a total distance of 230.47 feet to a found iron pin,
2) North 10°18'57" East, 149.78 feet to a set iron pin with cap,
3) North 08°27'04" West, 154.72 feet to a found iron pin with cap,
4) South 82°23'30" West, 89.33 feet to a found iron pin with cap,
5) North 14°29'24" West, 90.00 feet to a set mag nail with shiner in the concrete curb at a point of curvature of a non-tangent curve,
6) Along a curve to the left with a radius of 423.00 feet, an arc of 25.32 feet and a chord South 73°47'41" West, 25.32 feet to a found iron pin with cap, said point being a common corner with Park Place Tract 3A and Park Place Tract 3D;

Thence leaving Park Place Tract 3D and with Park Place Tract 3A for four (4) calls:

1) North 36°58'05" East, 137.48 feet to a found iron pin with cap,
2) North 29°22'23" East, 181.56 feet to a found iron pin with cap,
3) North 64°27'02" West, 124.84 feet to a found iron pin with cap,
4) North 25°32'58" East, 70.00 feet to a point, said point being a common corner with Park Place Tract 3A and Tatesbrook Subdivision, Section 1A of record in Plat Cabinet "B", Slide 681, in said Clerk's Office;

Thence leaving Park Place Tract 3A and with Tatesbrook Section 1A, South 64°27'02" East, passing a found witness pin with cap at 1.00 foot, for a total distance of 554.62 feet to a found iron pin with cap, said point being a common corner with Tatesbrook Section 1A and Tatesbrook Unit 2 of record in Plat Cabinet "B", Slide 415, in said Clerk's Office; thence leaving Tatesbrook Section 1A and with Tatesbrook Unit 2, South 61°58'23" East, 545.96 feet to a found iron pin with cap (PLS 2020), said point being a common corner with Tatesbrook Unit 2 and Park Place Subdivision of record in Plat Cabinet "F", Slide 682 and Plat Cabinet "H", Slide 202, in said Clerk's Office; thence leaving Tatesbrook Unit 2 and with Park Place Subdivision for three (3) lines: South 30°20'14" West, 276.14 feet, to a set #4 rebar with cap at the point of curvature of a non-tangent curve; 2) along a curve to the left having a radius of 40.50 feet, an arc of 41.47 feet and a chord South 30°20'14" West, 39.68 feet to a set #4 rebar with cap; 3) South 30°20'14" West, 428.00 feet to a set #4 rebar with cap in the north right of way of Man-o-War Boulevard at a point of curvature of a non-tangent curve; thence leaving Park

Place Subdivision and with said Man-O-War Boulevard right of way, along a curve to the left with a radius of 1969.86 feet, an arc of 676.16 feet and a chord North 75°20'21" West, 672.84 feet to the **TRUE POINT OF BEGINNING**, containing 685,434 square feet, or 15.73 acres, more or less.

BEING Tract 3B, as shown on the Corrected Amended Minor and Easement Amended Minor Plat of Park Place Tracts 3A, 3B, 3C and 3D of record in Plat Cabinet H, Slide 513, in the Office of the Clerk of Fayette County, Kentucky.

PARCEL 3: Phase II

All that tract or parcel of land situated at the southeast corner of the intersection of Tates Creek Road and Appian Way in Lexington, Fayette County, Kentucky, being more fully described and bounded as follows, to wit:

BEGINNING at a found #4 rebar with cap at the intersection of the Tates Creek Road east right of way with the Appian Way south right of way, having NAD 83 Kentucky State Plane North Zone Coordinates of North 172,710.631 and East 1,569,083.778; thence with said Appian Way south right of way, North 86°55'22" East, 186.99 feet to a found iron pin at a common corner with Tatesbrook Subdivision, Unit 3, Section 1E, (Cab "H", Sl 503); thence leaving said Appian Way and with said Tatesbrook Subdivision, Unit 3, Section 1E and continuing with Tatesbrook Subdivision, Unit 3, Section 2A (Cab "C", Sl 24), South 62°36'45" East, 548.23 feet to a found iron pin at a corner of the Brookfield Drive right of way (Cab "F", Sl 667); thence continuing with said Brookfield Drive right of way for three (3) calls:

1) South 27°23'15" West, 25.00 feet to a found #4 rebar with cap,
2) South 62°36'45" East, 100.00 feet to a found #4 rebar with cap,
3) North 27°23'15" East, 25.00 feet to a found #4 rebar with cap at a common corner with said Tatesbrook Subdivision, Unit 3, Section 2A;

Thence leaving said Brookfield Drive right of way and with said Tatesbrook Subdivision, Unit 3, Section 2A for two (2) calls:

1) South 62°36'45" East, 90.66 feet to a found #4 rebar with cap,
2) South 29°15'32" West, 29.37 feet to a common corner to Park Place, Tract 3A (Phase I) (Cab "H", Sl 513), being a set #4 rebar with cap at South 64°27'02" East, 2.00 feet;

Thence leaving said Tatesbrook Subdivision, Unit 3, Section 2A and with said Park Place, Tract 3A (Phase I) for eight (8) lines:

1) South 25°40'49" West, 101.11 feet to a found iron pin,
2) North 89°54'07" West, 90.00 feet to a found #4 rebar with cap,
3) South 73°42'31" West, 177.20 feet to a found #4 rebar with cap,
4) North 73°03'54" West, 258.94 feet to a found #4 rebar with cap,
5) North 43°45'31" West, 20.26 feet to a found #4 rebar with cap at a point of curvature,
6) Along a curve to the right with a radius of 122.00 feet, an arc distance of 86.27 feet and a chord North 23°30'03" West, 84.48 feet to a found #4 rebar with cap,
7) North 77°15'45" West, 77.48 feet to a found #4 rebar with cap,
8) North 54°21'51" West, 145.00 feet to a found #4 rebar with cap at a point of curvature of a non-tangent curve in said Tates Creek Road east right of way;

Thence leaving said Park Place Tract 3A (Phase I) and with said Tates Creek Road east right of way for two (2) lines:

1) Along a curve to the right, with a radius of 11,339.16 feet, passing a found witness pin and cap at 167.59 feet along the arc for a total arc distance of 168.59 feet and a chord North 08°14'14" West, 168.59 feet to a point
2) North 10°52'03" West, 61.31 feet to the POINT OF BEGINNING, containing 228,301 square feet or 5.24 acres, more or less.

BEING Tract 3C, as shown on the Corrected Amended Minor and Easement Amended Minor Plat of Park Place Tracts 3A, 3B, 3C and 3D, of record in Plat Cabinet H, Slide 513, in the Office of the Clerk of Fayette County, Kentucky.

TOGETHER with the right to use in common with others, the following sewer easements:

A)dated May 12, 1986 and of record in Deed Book 1407, Page 659, and
B)dated May 12, 1986 and of record in Deed Book 1407, Page 662, both in the aforesaid Clerk's Office.

PARCEL 4: Phase II

All that tract or parcel of land situated near the intersection of Tates Creek Road and Man-O-War Boulevard in Lexington, Fayette County, Kentucky, being more fully described and bounded as follows, to wit:

BEGINNING at the intersection of the Tates Creek Road east right of way and the Man-O-War Boulevard north right of way, having NAD 83 Kentucky State Plane North Zone Coordinates, North 171,249.123 and East 1,569,345.715; thence with said Man-O-War Boulevard north right of way for three (3) lines:

1) South 52°37'01" East, 79.97 feet to a point,
2) North 84°05'43" East, passing a found witness #4 rebar with cap at 1.00 foot, for a total distance of 269.50 feet,
3) North 84°39'12" East, 10.25 feet to the TRUE POINT OF BEGINNING, at a found #4 rebar with cap having NAD 83 Kentucky State Plane North Zone Coordinates of North 171,229.249 and East, 1,569,687.533, said point being a common corner with Park Place Tract 3A (Phase I) (Cab "H", Sl 513);

Thence leaving said Man-O-War Boulevard north right of way and with Park Place Tract 3A (Phase I), for seven (7) calls:

1) North 07°17'23" East, 352.61 feet to a found #4 rebar with cap,
2) South 85°08'18" East, passing a set witness #4 rebar with cap at 244.82 feet, for a total distance of 249.82 feet to a point,
3) North 10°24'10" East, 182.24 feet to a set mag nail with shiner at a point of curvature of a non-tangent curve,
4) Along a curve to the right, with a radius of 223.00 feet, an arc distance of 224.79 feet and a chord North 75°10'32" West, 215.39 feet to a found #4 rebar with cap,

5) North 43°42'08" East, 46.00 feet to a found #4 rebar with cap at a point of curvature of a non-tangent curve,

6) Along a curve to the left, with a radius of 177.00 feet, an arc distance of 198.06 feet and a chord South 78°21'17" East, 187.89 feet to a found #4 rebar with cap

7) North 69°35'17" East, 91.87 feet to a found #4 rebar with cap at a point of curvature;

Thence with said Park Place Tract 3A (Phase I) and continuing with Park Place Tract 3B (Phase III) (Cab "H", Sl 513) for six (6) lines:

1) Along a curve to the right with a radius of 423.00 feet, an arc distance of 43.72 feet and a chord of North 72°32'54" East, 43.70 feet to a set mag nail with shiner,

2) South 14°29'24" East, 90.00 feet to a found #4 rebar with cap,

3) North 82°23'30" East, 89.33 feet to a found #4 rebar with cap,

4) South 08°27'04" East, 154.72 feet to a set #4 rebar with cap,

5) South 10°18'57" West, 149.78 feet to a found iron pin,

6) South 21°59'27" West, passing a found witness pin with cap at 229.47 feet, for a total distance of 230.47 feet to a point of curvature of a non-tangent curve in said Man-O-War Boulevard north right of way;

Thence leaving said Park Place Tract 3B (Phase III) and with said Man-O-War Boulevard north right of way for three (3) lines:

1) Along a curve to the left, with a radius of 1,969.86 feet, an arc distance of 239.99 feet and a chord North 88°39'46" West, 239.84 feet to a found #4 rebar with cap,

2) South 86°44'09" West, 85.51 feet to a found #4 rebar with cap,

3) South 84°39'12" West, 158.16 feet to the TRUE POINT OF BEGINNING, containing 237,480 square feet or 5.45 acres, more or less.

BEING Tract 3D, as shown on the Corrected Amended Minor and Easement Amended Minor Plat of Park Place Tracts 3A, 3B, 3C and 3D of record in Plat Cabinet H, Slide 513, in the Office of the Clerk of Fayette County, Kentucky.

TOGETHER with the right to use in common with others, the following sewer easements:

A)dated May 12, 1986 and of record in Deed Book 1407, Page 659, and
B)dated May 12, 1986 and of record in Deed Book 1407, Page 662, both in the aforesaid Clerk's Office.

EXHIBIT B

MODIFICATIONS TO INSTRUMENT

The following modifications are made to the text of the Instrument that precedes this Exhibit:

I. TRANSACTION SPECIFIC MODIFICATIONS.

1. The definition of "Loan Documents" in Section 1 must be modified as follows:

"**Loan Documents**" means the Note, this Instrument, the Assignment of Management Agreement, ~~the Master Cross-Collateralization Agreement~~, all guaranties, all indemnity agreements, all Collateral Agreements, O&M Programs, the MMP and any other documents now or in the future executed by Borrower, any guarantor or any other Person in connection with the Loan evidenced by the Note, as such documents may be amended from time to time. As more fully set forth in Section 69 below, this Instrument secures all of Borrower's obligations under the Master Cross-Collateralization Agreement, including Borrower's obligation to pay the "Total Indebtedness." However, the Master Cross-Collateralization Agreement will not be considered a Loan Document for the purpose of establishing the Indebtedness as defined in this Instrument and in the Note. The definition of Total Indebtedness under the Master Cross-Collateralization Agreement includes the Indebtedness under this Instrument. However, the definition of Indebtedness under this Instrument does not include that portion of the Total Indebtedness for which Borrower would not be liable if the Master Cross-Collateralization Agreement was not in effect.

2. The following definition must be inserted in Section 1:

(vvvv) "**Master Cross-Collateralization Agreement**" means the Master Cross-Collateralization Agreement of even date herewith by and among Borrower, Lender and the other parties named therein.

3. The fourth sentence of Section 7(b) is deleted and replaced with the following:

Lender shall hold the Imposition Deposits in an interest bearing account. Any interest earned on such moneys shall be added to the Imposition Deposits and disbursed in accordance with the terms and provisions of this Instrument. Lender shall not be responsible for any losses resulting from investment of the Imposition Deposits or for obtaining any specific level or percentage of earnings on such Imposition Deposits.

4. The first paragraph of Section 44 is modified as follows:

This Section 44 shall apply in the event the Note is assigned to a REMIC trust prior to the Cut-off Date, and, subject to Section 44(a) and (c) below, Borrower shall have the right either (x) to defease the Loan in whole and obtain the release of the Mortgaged Property from the lien of this Instrument, or (y) to defease the Loan in part as set forth in Section 68 ("Defeasance"), upon the satisfaction of the following conditions:

5. Section 44(f)(viii) is modified as follows:

(viii) unless waived by Lender, a written certificate from an independent certified public accounting firm (reasonably acceptable to Lender), confirming that the

Defeasance Collateral will (A) in the event of a Defeasance of the entire Loan, generate cash sufficient to make all Scheduled Debt Payments as they fall due under the Note, including full payment due on the Note on the Maturity Date, or (B) in the event of a partial Defeasance, generate cash sufficient to make all Scheduled Debt Payments as they fall due under the Defeased Note, including full payment on the Defeased Note on the Maturity Date;

6. Section 44(f)(x) is modified as follows:

    (x) Lender's form of a transfer and assumption agreement ("Transfer and Assumption Agreement"), whereupon Borrower and any guarantor (in each case, subject to satisfaction of all requirements hereunder) shall be relieved or, in the case of a partial Defeasance, partially relieved from liability in connection with the Loan (other than, in the event of a Defeasance of the entire Loan, any liability under Section 18 of this Instrument for events that occur prior to the Defeasance Closing Date, whether discovered before or after the Defeasance Closing Date) and Successor Borrower shall assume all remaining obligations;

7. Section 44(f)(xi) is modified as follows:

    (xi) In the event of a Defeasance of the entire Loan, forms of all documents necessary to release the Mortgaged Property from the liens created by this Instrument and related UCC financing statements (collectively, "Release Instruments"), each in appropriate form required by the state in which the Mortgaged Property is located; and

8. Section 44(g)(ii) is modified as follows:

    (ii) The Defeasance Collateral must be in an amount to provide for (A) redemption payments to occur prior, but as close as possible, to all successive Installment Due Dates occurring under the Note or, in the event of a partial Defeasance, the Defeased Note, after the Defeasance Closing Date and (B) deliver redemption proceeds at least equal to (1) in the event of a Defeassance of the entire Loan, the amount of principal and interest due on the Note on each Installment Due Date including full payment due on the Note on the Maturity Date or (2) in the event of a partial Defeasance, the amount of principal and interest due on the Defeased Note on each Installment Due Date including full payment due on the Defeased Note on the Maturity Date ("Scheduled Debt Payments"). The Defeasance Collateral shall be arranged such that redemption payments received from the Defeasance Collateral are paid directly to Lender to be applied on account of the Scheduled Debt Payments. Unless otherwise agreed in writing by Lender, the pledge of the Defeasance Collateral shall be effectuated through the book-entry facilities of a qualified securities intermediary designated by Lender in conformity with all applicable laws; and

9. The following new Section 44(j) must be inserted:

    (j) With respect to any partial Defeasance, Borrower shall execute and deliver to Lender all documents necessary to amend and restate the Note with two substitute notes: one note having a principal balance equal to the defeased portion of the Loan (the "Defeased Note") and one note having a principal balance equal to the undefeased portion of the Loan (the "Undefeased Note"). The Undefeased Note may be the subject of a further Defeasance in accordance with the terms of this Section 44. The term "Note," as used in this Section 44, refers to the Undefeased Note that is the subject of further Defeasance.

10. The following new Section is added at the end of the Instrument after the last numbered Section, but there are no Sections between the last numbered Section and Section 68:

68. PARTIAL DEFEASANCE. The Loan is cross-collateralized with certain other loans, subject to the terms of the Master Cross-Collateralization Agreement. The Master Cross-Collateralization Agreement provides that, under certain circumstances, a borrower named therein may obtain the release of the mortgage securing a particular loan, subject to (i) the prepayment or defeasance, as applicable, of the amount of the outstanding indebtedness under such loan, and (ii) on a pro-rata basis, the prepayment or defeasance, as applicable, of the indebtedness of the other loans remaining outstanding under the Master Cross-Collateralization Agreement in the total amount of the "Release Price" or "Defeasance Release Price" defined in the Master Cross-Collateralization Agreement. During the Defeasance Period, Borrower will have the right to partially defease the Loan in the amount of any part of a "Defeasance Release Price" allocated to the Loan subject to the provisions of Section 44.

11. The following new Sections are added to the Instrument:

69. CROSS COLLATERALIZATION. The Indebtedness and all other obligations of Borrower under the Loan Documents ("**Borrower Obligations**") are also secured pursuant to the terms of that certain Master Cross-Collateralization Agreement ("**Master Cross-Collateralization Agreement**") dated of even date herewith and executed by Lender and Borrower and the other borrowers named therein ("**Other Borrowers**"). Borrower hereby irrevocably mortgages, grants, conveys and assigns to Lender the Mortgaged Property, to secure to Lender payment of the Total Indebtedness (as defined in the Master Cross-Collateralization Agreement) in an aggregate principal amount of $156,295,000.00 (including the principal amount of the Indebtedness) and the performance of the covenants and agreements contained in each of the Other Borrowers' Loan Documents (as defined in the Master Cross-Collateralization Agreement), as well as to secure to Lender payment of the Indebtedness and performance of the covenants and agreements contained in the Loan Documents.

The promissory notes (other than the Note) evidencing the other loans comprising the Total Indebtedness are dated as of the date hereof, mature on January 1, 2020, are payable to the order of the Lender and are listed on Exhibit B-1 attached hereto (the "**Other Notes**").

No amount evidenced by any of the Other Notes, regardless of whether or not payable or paid by Borrower pursuant to the terms of the Master Cross-Collateralization Agreement, shall be considered a future advance nor included within the meaning of "additional indebtedness" for the purposes of Section 63 of this Instrument.

70. CROSS DEFAULT. Any Event of Default under this Instrument shall constitute an Event of Default under the Master Cross-Collateralization Agreement and any Event of Default under the Master Cross-Collateralization Agreement shall constitute an Event of Default under this Instrument.

12. Section 33 is deleted in its entirety and replaced with the following:

(a) Until the Indebtedness is paid in full, each Borrower and SPE Equity Owner *[Note -- all references to SPE Equity Owner are not applicable]* shall remain a Single Purpose Entity.

(b)   A "**Single Purpose Entity**" means a corporation, limited partnership, or limited liability company which, at all times since its formation and thereafter:

    (i)   shall not engage in any business or activity, other than the ownership, operation and maintenance of the Mortgaged Property and activities incidental thereto **and those activities permitted under or necessary to comply with the Loan Documents and the Master Cross-Collateralization Agreement;**

    (ii)   shall not acquire, own, hold, lease, operate, manage, maintain, develop or improve any assets other than the Mortgaged Property and such Personalty as may be necessary for the operation of the Mortgaged Property and shall conduct and operate its business as presently conducted and operated;

    (iii)   shall preserve its existence as an entity duly organized, validly existing and in good standing (if applicable) under the laws of the jurisdiction of its formation or organization and shall do all things necessary to observe organizational formalities;

    (iv)   shall not merge or consolidate with any other Person;

    (v)   **except as otherwise permitted in the Loan Documents and to the fullest extent permitted by law,** shall not take any action to dissolve, wind-up, terminate or liquidate in whole or in part; to sell, transfer or otherwise dispose of all or substantially all of its assets; to change its legal structure; transfer or permit the direct or indirect transfer of any partnership, membership or other equity interests, as applicable, other than Transfers permitted hereunder; issue additional partnership, membership or other equity interests, as applicable; or seek to accomplish any of the foregoing;

    (vi)   shall not, without the prior unanimous written consent of all of the Borrower's partners, members, or shareholders, as applicable, and, if applicable, the prior unanimous written consent of one hundred percent (100%) of the members of the board of directors or of the board of managers of the Borrower or the SPE Equity Owner: (A) file any insolvency, or reorganization case or proceeding, to institute proceedings to have the Borrower or any SPE Equity Owner be adjudicated bankrupt or insolvent, (B) institute proceedings under any applicable insolvency law, (C) seek any relief under any law relating to relief from debts or the protection of debtors, (D) consent to the filing or institution of bankruptcy or insolvency proceedings against the Borrower or any SPE Equity Owner, (E) file a petition seeking, or consent to, reorganization or relief with respect to the Borrower or any SPE Equity Owner under any applicable federal or state law relating to bankruptcy or insolvency, (F) seek or consent to the appointment of a receiver, liquidator, assignee, trustee, sequestrator, custodian, or any similar official for the Borrower or a substantial part of its property or for any SPE Equity Owner or a substantial part of its property, (G) make any assignment for the benefit of creditors of the Borrower or any SPE Equity Owner, (H) admit in writing the Borrower's or any SPE Equity Owner's inability to pay its debts generally as they become due, or (I) take action in furtherance of any of the foregoing;

(vii) shall not amend or restate its organizational documents if such change would modify the requirements set forth in this Section 33;

(viii) shall not own any subsidiary or make any investment in, any other Person;

(ix) **except as set forth in the Loan Documents and the Master Cross-Collateralization Agreement** shall not commingle its assets with the assets of any other Person and shall hold all of its assets in its own name;

(x) shall not incur any debt, secured or unsecured, direct or contingent (including, without limitation, guaranteeing any obligation), other than, (A) the Indebtedness (and any further indebtedness as described in Section 43 with regard to Supplemental Mortgages) **and the Total Indebtedness under the Master Cross-Collateralization Agreement** and (B) customary unsecured trade payables incurred in the ordinary course of owning and operating the Mortgaged Property provided the same are not evidenced by a promissory note, do not exceed, in the aggregate, at any time a maximum amount of three percent (3%) of the original principal amount of the Indebtedness and are paid within sixty (60) days of the date incurred;

(xi) **except as set forth in the Loan Documents and the Master Cross-Collateralization Agreement,** shall maintain its records, books of account, bank accounts, financial statements, accounting records and other entity documents separate and apart from those of any other Person and shall not list its assets as assets on the financial statement of any other Person; provided, however, that the Borrower's assets may be included in a consolidated financial statement of its Affiliate provided that (A) appropriate notation shall be made on such consolidated financial statements to indicate the separateness of the Borrower from such Affiliate and to indicate that the Borrower's assets and credit are not available to satisfy the debts and other obligations of such Affiliate or any other Person and (B) such assets shall also be listed on the Borrower's own separate balance sheet;

(xii) except for capital contributions or capital distributions permitted under the terms and conditions of its organizational documents, shall only enter into any contract or agreement with any general partner, member, shareholder, principal or Affiliate of Borrower or any guarantor, or any general partner, member, principal or Affiliate thereof, upon terms and conditions that are commercially reasonable and substantially similar to those that would be available on an arm's-length basis with third parties;

(xiii) **except as set forth in the Loan Documents and the Master Cross-Collateralization Agreement,** shall not maintain its assets in such a manner that will be costly or difficult to segregate, ascertain or identify its individual assets from those of any other Person;

(xiv) **except pursuant to the Master Cross-Collateralization Agreement,** shall not assume or guaranty (excluding any guaranty that has been executed and delivered in connection with the Note) the debts or obligations of any other Person, hold itself out to be responsible for the debts of another Person, pledge its assets to secure the obligations of any other Person or otherwise pledge its assets for the benefit of any other

Person, or hold out its credit as being available to satisfy the obligations of any other Person;

(xv)   shall not make or permit to remain outstanding any loans or advances to any other Person except for those investments permitted under the Loan Documents and shall not buy or hold evidence of indebtedness issued by any other Person (other than cash or investment-grade securities);

(xvi)   shall file its own tax returns separate from those of any other Person, except to the extent that the Borrower is treated as a "disregarded entity" for tax purposes and is not required to file tax returns under applicable law, and shall pay any taxes required to be paid under applicable law;

(xvii)   shall hold itself out to the public as a legal entity separate and distinct from any other Person and conduct its business solely in its own name, shall correct any known misunderstanding regarding its separate identity and shall not identify itself or any of its Affiliates as a division or department of any other Person; **provided that Borrower may appear on consolidated financial statements with segmented reporting for NTS Holdings.**

(xviii)   shall maintain adequate capital for the normal obligations reasonably foreseeable in a business of its size and character and in light of its contemplated business operations and shall pay its debts and liabilities from its own assets as the same shall become due;

(xix)   shall allocate fairly and reasonably shared expenses with Affiliates (including, without limitation, shared office space);

(xx)   **except pursuant to the Loan Documents and Master Cross-Collateralization Agreement** shall pay (or cause the Property Manager to pay on behalf of the Borrower from the Borrower's funds) its own liabilities (including, without limitation, salaries of its own employees) from its own funds;

(xxi)   shall not acquire obligations or securities of its partners, members, shareholders, or Affiliates, as applicable;

(xxii)   except as contemplated or permitted by the property management agreement with respect to the Property Manager, shall not permit any Affiliate or constituent party independent access to its bank accounts, **except pursuant to and in connection with the Loan Documents and Master Cross-Collateralization Agreement;**

(xxiii)   shall maintain, **or require the property manager to maintain,** a sufficient number of employees (if any) in light of its contemplated business operations and pay the salaries of its own employees, if any, only from its own funds;

(xxiv)   if such entity is a single member limited liability company, such entity shall (A) be formed and organized under Delaware law, (B) have either (1) one springing member that is a corporation whose stock is 100% owned by the sole member of Borrower and that satisfies the requirements for a corporate springing member set forth below in this subsection or (2) two springing members who are natural persons and (C) otherwise comply with all Rating Agencies criteria for single member limited liability companies (including, without limitation, the delivery of Delaware single member limited liability company opinions acceptable in all respects to Lender and to the Rating Agencies). If the springing member is a corporation, such springing member shall at all times comply, and will cause Borrower to comply, with each of the representations, warranties and covenants contained in this Section 33 as if such representation, warranty or covenant were made directly by such corporation. If there is more than one springing member, only one springing member shall be the sole member of Borrower at any one time, and the second springing member shall become the sole member only upon the first springing member ceasing to be a member, so that at all times Borrower has one and only one member;

(xxv) if such entity is a single member limited liability company that is board-managed, such entity shall have a board of managers separate from that of guarantor and any other Person and shall cause its board of managers to keep minutes of board meetings and actions and observe all other Delaware limited liability company required formalities; and

(xxvi) if a SPE Equity Owner is required pursuant to Section 1(jjjj) of this Instrument, if the Borrower is (A) a limited liability company with more than one member, then the Borrower has and shall have at least one (1) member that is an SPE Equity Owner that has satisfied and shall satisfy the requirements of Section 33(c) below and such member is its managing member, or (B) a limited partnership, then all of its general partners are SPE Equity Owners that have satisfied and shall satisfy the requirements of Section 33(c) below.

(c) With respect to each SPE Equity Owner, if applicable, a "Single Purpose Entity" means a corporation or a Delaware single member limited liability company which, at all times since its formation and thereafter complies in its own right (subject to the modifications set forth below), and shall cause Borrower to comply, with each of the requirements contained in Section 33(b). Upon the withdrawal or the disassociation of an SPE Equity Owner from Borrower, Borrower shall immediately appoint a new SPE Equity Owner, whose organizational documents are substantially similar to those of the withdrawn or disassociated SPE Equity Owner, and deliver a new nonconsolidation opinion to the Rating Agencies and Lender in form and substance satisfactory to Lender and to the Rating Agencies (unless the opinion is waived by the Rating Agencies), with regard to nonconsolidation by a bankruptcy court of the assets of each of the Borrower and SPE Equity Owner with those of its Affiliates.

(i) With respect to Sections 33(b)(i) and 33(b)(x) the SPE Equity Owner shall not engage in any business or activity other than being the sole managing member or general partner, as the case may be, of the Borrower and owning at least a 0.5% equity interest in Borrower;

(ii) With respect to Section 33(b)(ii), the SPE Equity Owner has not and shall not acquire or own any assets other than its equity interest in the Borrower and personal property related thereto; and

(iii) With respect to Section 33(b)(viii), the SPE Equity Owner shall not own any subsidiary or make any investment in any other Person, except for Borrower;

(iv) With respect to Section 33(b)(xiv), the SPE Equity Owner shall not assume or guaranty the debts or obligations of any other Person, hold itself out to be responsible for the debts of another Person, pledge its assets to secure the obligations of any other Person or otherwise pledge its assets for the benefit of any other Person, or hold out its credit as being available to satisfy the obligations of any other Person, except for in its capacity as general partner of the Borrower (if applicable);

(v) With respect to Section 33(b)(x), the SPE Equity Owner has not and shall not incur any debt, secured or unsecured, direct or contingent (including, without limitation, guaranteeing any obligation), other than (A) customary unsecured payables incurred in the ordinary course of owning the Borrower provided the same are not evidenced by a promissory note, do not exceed, in the aggregate, at any time a maximum amount of $10,000 and are paid within sixty (60) days of the date incurred and (B) except in its capacity as general partner of the Borrower (if applicable).

(d) Notwithstanding anything to the contrary in this Instrument, no Transfer will be permitted under Sections 21(c), (d), (e) or (f) unless the provisions of this Section 33 are satisfied at all times, and any such Transfer shall be limited by the fact that the Indebtedness may not be assumed by any third party while the Master Cross-Collateralization Agreement remains in effect.

13. Section 11(b) is deleted in its entirety and replaced with the following:

"(b) convert any individual units currently used for residential purposes or common areas to commercial use,"

14. Section 14 is modified as follows:

In Section 14(c), "ninety (90) days" is replaced with "one hundred twenty (120) days".

In Section 14(d), revise subsections (i) and (ii) to read as follows:

(i) prior to a Securitization, ~~and thereafter upon Lender's reasonable request,~~ a monthly Rent Schedule and a monthly statement of income and expenses for Borrower's operation of the Mortgaged Property; following a Securitization, upon Lender's reasonable request but not more frequently than quarterly, a Rent Schedule and a statement of income and expenses for Borrower's operation of the Mortgaged Property;

(ii) prior to a Securitization, and thereafter upon Lender's reasonable request (provided that following a Securitization Lender will not make such a request more frequently than quarterly), Borrower shall furnish to Lender a statement that identifies all owners of any interest in Borrower and any Controlling Entity and the interest held by each (unless Borrower or any Controlling Entity is a publicly-traded entity in which case such statement of ownership shall not be required), and if Borrower or a Controlling Entity is a corporation, all officers and directors of Borrower and the Controlling Entity, and if Borrower or a Controlling Entity is a limited liability company, all Managers who are not members;

In Section 14(g), the second sentence is deleted and replaced with the following:

If Borrower has not provided the required statements, schedules and reports within 10 Business Days following such Notice (15 Business Days for any statements, schedules and reports required pursuant to Sections 14(b)(i), (ii), or (iii)), then Lender shall have the right to have Borrower's books and records audited, at Borrower's expense, by independent certified public accountants selected by Lender in order to obtain such statements, schedules and reports, and all related costs and expenses of Lender shall become immediately due and payable and shall become an additional part of the Indebtedness as provided in Section 12.

In Section 14(h), "ninety (90) days" is replaced each time that it appears, with "one hundred twenty (120) days".

15. Section 21(b) is revised to include a new clause (iv) as follows:

"(iv) a sale or transfer of limited partnership interests in NTS Realty Holdings Limited Partnership ("NTS Holdings"), so long as the Controlling Interest in the managing general partner of NTS Holdings continues to be held by J.D. Nichols and/or Brian F. Lavin."

16. The introductory provision of Section 21(c)(vii) is revised to read as follows:

"(vii) without limiting the provisions of Section 21(b)(iv), any Transfer of an interest in Borrower or any interest in a Controlling Entity (which, if such Controlling Entity were Borrower, would result in an Event of Default) listed in (A) through (G) below (a "Preapproved Transfer"), under the terms and conditions listed as items (1) through (7) below:"

17. Section 21(c)(vii)(G) is added as follows:

"(G) a sale or transfer to employees of NTS Development Company or NTS Realty Capital, Inc., or to an entity in which NTS Holdings holds the Controlling Interest owned and controlled by the transferor or the transferor's immediate family members; or"

18. Section 21(c)(vii)(2) is revised to read as follows:

"(2) For the purposes of these Preapproved Transfers, a transferor's immediate family members will be deemed to include a spouse, parent, child (including by adoption) or grandchild (including by adoption) of such transferor."

19. Section 21(c)(vii)(3) is completed as follows:

"(3) Either directly or indirectly, J.D. Nichols and/or Brian F. Lavin shall retain at all times a managing interest in the Borrower."

II. **EXTRA LARGE LOAN MODIFICATIONS.**

1. Section 1 of this Instrument is modified as follows:

The definition of Collateral Agreement is deleted and replaced with the following:

"Collateral Agreement" means any separate agreement between Borrower and Lender for the purpose of establishing replacement reserves for the Mortgaged Property, establishing a fund to assure the completion of repairs or improvements specified in that agreement, or assuring reduction of the outstanding principal balance of the Indebtedness if the occupancy of or income from the Mortgaged Property does not increase to a level specified in that agreement, or any other agreement or agreements between Borrower and Lender which provide for the establishment of any other fund, reserve or account, including, without limitation, the Clearing Account Agreement and the Cash Management Agreement.

2. The following definitions shall be added to Section 1 of this Instrument:

"**Cash Management Agreement**" shall mean that certain cash management agreement of even date herewith among Borrower, Lender and Property Manager.

"**Clearing Account Agreement-CME**" shall mean that certain clearing account agreement of even date herewith among Borrower, Lender and Clearing Bank.

"**Clearing Bank**" shall be defined in the Clearing Account Agreement.

3. The first sentence in Section 19(c) of this Instrument is deleted and replaced with the following:

Borrower will maintain the insurance coverage described in this Section 19 with companies acceptable to Lender and with a claims paying ability of a minimum of any of the following (i) "A-" or its equivalent by Fitch, Inc., (ii) "A-" or its equivalent by Standard & Poor's Ratings Services, a division of The McGraw-Hill Companies, Inc. or (iii) "A3" or its equivalent by Moody's Investors Service, Inc. All insurers providing insurance required by this Instrument must be authorized to issue insurance in the Property Jurisdiction.

4. The following Section 45 is added as follows:

45. **SPLITTING THE NOTE.** Lender has the right from time to time to sever the Note into one or more separate promissory notes in such denominations as Lender determines in its sole discretion, which promissory notes may be included in separate sales or Securitizations undertaken by Lender. In conjunction with any such action, Lender may redefine the interest rate and amortization schedule; provided however: (a) if Lender redefines the interest rate, the weighted average of the interest rates contained in the severed promissory notes taken in the aggregate shall equal the Fixed Interest Rate (as defined in the Note), and (b) if Lender redefines the amortization schedule, the amortization of the severed promissory notes taken in the aggregate shall require no more amortization to be paid under the Loan than as required under this Instrument and the Note at the time such action was taken by Lender and such redefined amortization shall not result in a change in the amount of the monthly payment due under the Note. The Borrower shall only be required to make one payment under such separate promissory notes. Subject to the foregoing, each severed promissory note, and the Loan evidenced thereby, shall be upon all of the terms and provisions contained in this Instrument and the Loan Documents which continue in full force and effect, except that Lender may allocate specific collateral given for the Loan as security for performance of specific promissory notes, in each case with or without cross default provisions. Borrower, at Borrower's expense, agrees to cooperate with all reasonable requests of Lender to accomplish the foregoing, including, without limitation, execution and prompt delivery to Lender of a severance agreement and such other documents as Lender shall reasonable require. Borrower hereby appoints Lender its attorney-in-fact with full power of substitution (and which shall be deemed to be coupled with an interest and irrevocable until the Loan is paid and this Instrument is discharged of record, with

Borrower hereby ratifying all that its said attorney shall do by virtue thereof) to make and execute all documents necessary or desirable to effect the aforesaid severance; provided however, Lender shall not make or execute any such documents under such power until ten (10) Business Days after written Notice has been given to Borrower by Lender of Lender's intent to exercise its rights under such power. Borrower's failure to deliver any of the documents requested by Lender hereunder for a period of ten (10) Business Days after such Notice by Lender shall, at lender's option, constitute an Event of Default hereunder.

5.   Section 49 of this Instrument is deleted and replaced with the following:

49.   **SALE OF NOTE AND SECURITIZATION.** At the request of the Lender and, to the extent not already required to be provided by Borrower under this Instrument, Borrower shall use reasonable efforts to satisfy the market standards to which the Lender customarily adheres or which may be reasonably required in the marketplace or by the Rating Agencies in connection with any Secondary Market Transaction of rated single or multi-class securities (the "Securities") secured by or evidencing ownership interests in the Note and this Instrument, including, without limitation, to:

    (a)   (i) provide such financial and other information with respect to the Mortgaged Property, the Borrower and the Property Manager, (ii) perform or permit or cause to be performed or permitted such site inspection, appraisals, market studies, environmental reviews and reports (Phase I's and, if appropriate, Phase II's), engineering reports and other due diligence investigations of the Mortgaged Property, as may be reasonably requested by the Lender or the Rating Agencies or as may be necessary or appropriate in connection with the Secondary Market Transaction, and (iii) make such representations and warranties as of the closing date of the Secondary Market Transaction with respect to the Mortgaged Property, Borrower and the Loan Documents as are customarily provided in securitization transactions and as may be reasonably requested by the Lender or by the Rating Agencies and consistent with the facts covered by such representations and warranties as they exist on the date thereof, including the representations and warranties made in the Loan Documents (collectively, the "Provided Information"), together, if customary, with appropriate verification and/or consents of the Provided Information through letters of auditors or opinions of counsel of independent attorneys acceptable to the Lender and to the Rating Agencies;

    (b)   at Borrower's expense, cause its counsel to render opinions, which may be relied upon by the Lender, the Rating Agencies and their respective counsel, agents and representatives, as to nonconsolidation, fraudulent conveyance, and true sale or any other opinion customary in securitization transactions with respect to the Mortgaged Property and Borrower and its Affiliates, which counsel and opinions shall be reasonably satisfactory to the Lender and to the Rating Agencies;

    (c)   execute such amendments to the Loan Documents and organizational documents, establish and fund the Replacement Reserve Fund (as defined in the Replacement Reserve Agreement), if any, and any Repairs (as defined in the Repair Agreement), if any, as may be requested by the Lender or by the Rating Agencies or otherwise to effect the Secondary Market Transaction; provided, however, that the Borrower shall not be required to modify or amend any Loan Document if such modification or amendment would (i) change the interest rate, the stated maturity or the amortization of principal set forth in the Note, or (ii) modify or amend any other material economic term of the Loan;

(d)   pay all reasonable third party costs and expenses incurred by Lender in connection with Borrower's complying with requests made under this Section; and

(e)   in the event that the provisions of this Instrument or any of the other Loan Documents require the receipt of a Rating Confirmation with respect to the ratings on the Securities or if the terms of the transaction documents relating to a Secondary Market Transaction require a Rating Confirmation in order for the consent of the Lender to be given, pay all of the costs and expenses of the Lender, Loan Servicer and each of the Rating Agencies in connection with any required Rating Confirmation and, if applicable, any fees imposed by any Rating Agencies as a condition to the delivery of the Rating Confirmation.

III.   PROPERTY SPECIFIC.

1.   Section 17 is amended to add the following new subsection (i):

"(i)   Borrower shall maintain the contract for termite control services with a qualified service provider at the Mortgaged Property for so long as the Indebtedness remains outstanding."

2.   Section 17 is modified to add the following to the end of the Section:

"Without limiting the foregoing provisions of this Section 17, the requirements of clauses (a), (c), and (d) above include the obligations to inspect galvanized steel piping/polybutylene piping at the Mortgaged Property for potential leaks or failures; to replace galvanized steel piping/polybutylene piping with copper or PVC or CPVC piping, if prudent to prevent damage to the Mortgaged Property; to immediately replace damaged galvanized steel piping/polybutylene piping (and as much adjacent undamaged piping as is prudent) with copper or PVC or CPVC piping; and to promptly repair, restore, or replace any of the Mortgaged Property damaged by leaks in or other failure of any galvanized steel piping/polybutylene piping."

EXHIBIT B-1

Other Notes

Other Borrower	Principal Amount
NLP Willows, LLC	$17,920,000
NLP Willow Lake, LLC	$10,945,000
NLP Castle Creek, LLC	$13,895,000
NLP Lake Clearwater, LLC	$11,390,000
NLP Swift Creek, LLC	$16,845,000
NLP Richland, LLC	$27,000,000
NLP Whitworth, LLC	$27,675,000



I certify this is a true and exact copy of the original.
By: ____________

MULTIFAMILY MORTGAGE, ASSIGNMENT OF RENTS AND SECURITY AGREEMENT
(KENTUCKY – REVISION DATE 03-31-2008)

MULTIFAMILY MORTGAGE,
ASSIGNMENT OF RENTS
AND SECURITY AGREEMENT
(KENTUCKY – REVISION DATE 03-31-2008)

THIS MULTIFAMILY MORTGAGE, ASSIGNMENT OF RENTS AND SECURITY AGREEMENT (the "Instrument") is made as of the 16th day of December, 2009, between NLP WILLOWS, LLC, a limited liability company organized and existing under the laws of Delaware, whose county and state of residence are Jefferson County, Kentucky and whose office address is c/o NTS Development Company, 10172 Linn Station Road, Louisville, Kentucky 40223, as mortgagor ("Borrower"), and HOLLIDAY FENOGLIO FOWLER, L.P., a limited partnership organized and existing under the laws of Texas, whose address is 9 Greenway Plaza, Suite 700, Houston (Harris County), Texas 77046, as mortgagee ("Lender"). Borrower's organizational identification number, if applicable, is 4739671.

Borrower is indebted to Lender in the principal amount of $17,920,000.00, as evidenced by Borrower's Multifamily Note payable to Lender dated as of the date of this Instrument, and maturing on January 1, 2020 (the "Maturity Date").

TO SECURE TO LENDER the repayment of the Indebtedness, and all renewals, extensions and modifications of the Indebtedness, and the performance of the covenants and agreements of Borrower contained in the Loan Documents, Borrower mortgages, warrants, grants, conveys and assigns to Lender, with power of sale, the Mortgaged Property, including the Land located in Jefferson County, State of Kentucky, and described in Exhibit A attached to this Instrument and fully incorporated herein for all purposes.

Borrower represents and warrants that Borrower is lawfully seized of the Mortgaged Property and has the right, power and authority to grant, convey and assign the Mortgaged Property, and that the Mortgaged Property is unencumbered except as shown on the schedule of exceptions to coverage in the title policy issued to and accepted by Lender contemporaneously with the execution and recordation of this Instrument and insuring Lender's interest in the Mortgaged Property (the "Schedule of Title Exceptions"). Borrower covenants that Borrower will warrant and defend generally the title to the Mortgaged Property against all claims and demands, subject to any easements and restrictions listed in the Schedule of Title Exceptions.

UNIFORM COVENANTS-CME
REVISION DATE 8-14-2009

Covenants. In consideration of the mutual promises set forth in this Instrument, Borrower and Lender covenant and agree as follows:

1.   DEFINITIONS. The following terms, when used in this Instrument (including when used in the above recitals), shall have the following meanings:

(a)   "Affiliate" of any Person means (i) any other Person which, directly or indirectly, is in Control of, is Controlled by or is under common Control with, such Person; (ii) any other Person who is a director or officer of (A) such Person, (B) any subsidiary of such Person, or (C)

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any Person described in clause (i) above; or (iii) any corporation, limited liability company or partnership which has as a director any Person described in subsection (ii) above.

(b)   "Approved Seller/Servicer" is defined in Section 43(b).

(c)   "Assignment of Management Agreement" means Assignment of Management Agreement and Subordination of Management Fee of even date herewith among Borrower, Lender and Property Manager, including all schedules, riders, allonges and addenda, as such Assignment of Management Agreement may be amended from time to time.

(d)   "Attorneys' Fees and Costs" means (i) fees and out of pocket costs of Lender's and Loan Servicer's attorneys, as applicable, including costs of Lender's and Loan Servicer's in-house counsel, support staff costs, costs of preparing for litigation, computerized research, telephone and facsimile transmission expenses, mileage, deposition costs, postage, duplicating, process service, videotaping and similar costs and expenses; (ii) costs and fees of expert witnesses, including appraisers; (iii) investigatory fees; and (iv) the costs for any opinion required by Lender pursuant to the terms of the Loan Documents.

(e)   "Borrower" means all entities identified as "Borrower" in the first paragraph of this Instrument, together with their successors and assigns.

(f)   "Business Day" means any day other than a Saturday, a Sunday or any other day on which Lender or the national banking associations are not open for business.

(g)   "Claim" is defined in Section 18(l).

(h)   "Collateral Agreement" means any separate agreement between Borrower and Lender for the purpose of establishing replacement reserves for the Mortgaged Property, establishing a fund to assure the completion of repairs or improvements specified in that agreement, or assuring reduction of the outstanding principal balance of the Indebtedness if the occupancy of or income from the Mortgaged Property does not increase to a level specified in that agreement, or any other agreement or agreements between Borrower and Lender which provide for the establishment of any other fund, reserve or account.

(i)   "Condemnation" is defined in Section 20(a).

(j)   "Control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person whether through ownership of voting securities, beneficial interests, by contract or otherwise. The definition is to be construed to apply equally to variations of the word "Control," including "Controlled," "Controlling" or "Controlled by."

(k)   "Controlling Entity" means an entity which, directly or indirectly through one or more intermediaries, (i) owns or Controls a general partnership interest or a Controlling Interest of the limited partnership interests in Borrower (if Borrower is a partnership), (ii) is a Manager of Borrower or owns a Controlling Interest in a manager of Borrower or a Controlling Interest of the ownership or membership interests in Borrower (if Borrower is a limited liability company), or (iii) owns or Controls a Controlling Interest of any class of voting stock of Borrower (if Borrower is a corporation). The SPE Equity Owner, if applicable, shall be considered a Controlling Entity for purposes of this definition.

(l)   "Controlling Interest" means (i) 50 percent or more of the direct or indirect ownership interests in an entity, or (ii) a percentage ownership interest in an entity of less than 50 percent, if the owner(s) of that interest actually Control(s) the business and affairs of the entity without the requirement of consent of any other party.

(m) **"Cut-off Date"** is defined in the Note.

(n) **"Defeasance"** is defined in Section 44.

(o) **"Defeasance Closing Date"** is defined in Section 44(b).

(p) **"Defeasance Collateral"** means (i) a Freddie Mac Debt Security, (ii) a Fannie Mae Debt Security, (iii) U.S. Treasury Obligations, or (iv) FHLB Obligations.

(q) **"Defeasance Date"** means the second (2nd) anniversary of the "startup date" of the last REMIC within the meaning of Section 860G(a)(9) of the Tax Code which holds all or any portion of the Loan.

(r) **"Defeasance Fee"** is defined in Section 44(c).

(s) **"Defeasance Notice"** is defined in Section 44(b).

(t) **"Defeasance Period"** is defined in the Note.

(u) **"Disclosure Document"** is defined in Section 39.

(v) **"Eligible Account"** means an identifiable account which is separate from all other funds held by the holding institution that is either (i) an account or accounts maintained with the corporate trust department of a federal or state-chartered depository institution or trust company which complies with the definition of Eligible Institution or (ii) a segregated trust account or accounts maintained with the corporate trust department of a federal or state chartered depository institution or trust company acting in its fiduciary capacity which, in the case of a state chartered depository institution or trust company is subject to regulations substantially similar to 12 C.F.R. §9.10(b), having in either case a combined capital and surplus of at least $50,000,000 and subject to supervision or examination by federal and state authority. An Eligible Account will not be evidenced by a certificate of deposit, passbook or other instrument.

(w) **"Eligible Institution"** means a federal or state chartered depository institution or trust company insured by the Federal Deposit Insurance Corporation, the short term unsecured debt obligations or commercial paper of which are rated at least A-1 by Standard & Poor's Ratings Services, a division of The McGraw-Hill Companies, Inc., P-1 by Moody's Investors Service, Inc. and F-1 by Fitch, Inc. in the case of accounts in which funds are held for thirty (30) days or less or, in the case of letters of credit or accounts in which funds are held for more than thirty (30) days, the long term unsecured debt obligations of which are rated at least "A" by Fitch, Inc. and Standard & Poor's Ratings Services, a division of The McGraw-Hill Companies, Inc., and "A2" by Moody's Investors Service, Inc. If at any time an Eligible Institution does not meet the required rating, the Loan Servicer must move the Eligible Account within thirty (30) days of such event to an appropriately rated Eligible Institution.

(x) **"Environmental Inspections"** is defined in Section 18(g).

(y) **"Environmental Permit"** means any permit, license, or other authorization issued under any Hazardous Materials Law with respect to any activities or businesses conducted on or in relation to the Mortgaged Property.

(z) "**ERISA**" is defined in Section 48(d).

(aa) "**Event of Default**" means the occurrence of any event listed in Section 22.

(bb) "**Fannie Mae Debt Security**" means any non-callable bond, debenture, note, or other similar debt obligation issued by Federal National Mortgage Association.

(cc) "**FHLB Obligations**" mean direct, non-callable and non-redeemable securities issued, or fully insured as to payment, by any consolidated bank that is a member of the Federal Home Loan Banks.

(dd) "**First Mortgage**" is defined in Section 43(b).

(ee) "**Fixtures**" means all property owned by Borrower which is so attached to the Land or the Improvements as to constitute a fixture under applicable law, including: machinery, equipment, engines, boilers, incinerators, installed building materials; systems and equipment for the purpose of supplying or distributing heating, cooling, electricity, gas, water, air, or light; antennas, cable, wiring and conduits used in connection with radio, television, security, fire prevention, or fire detection or otherwise used to carry electronic signals; telephone systems and equipment; elevators and related machinery and equipment; fire detection, prevention and extinguishing systems and apparatus; security and access control systems and apparatus; plumbing systems; water heaters, ranges, stoves, microwave ovens, refrigerators, dishwashers, garbage disposers, washers, dryers and other appliances; light fixtures, awnings, storm windows and storm doors; pictures, screens, blinds, shades, curtains and curtain rods; mirrors; cabinets, paneling, rugs and floor and wall coverings; fences, trees and plants; swimming pools; and exercise equipment.

(ff) "**Freddie Mac**" is defined in Section 43(a).

(gg) "**Freddie Mac Debt Security**" means any non-callable bond, debenture, note, or other similar debt obligation issued by Freddie Mac.

(hh) "**Governmental Authority**" means any board, commission, department or body of any municipal, county, state or federal governmental unit, or any subdivision of any of them, that has or acquires jurisdiction over the Mortgaged Property or the use, operation or improvement of the Mortgaged Property or over the Borrower.

(ii) "**Hazard Insurance**" is defined in Section 19.

(jj) "**Hazardous Materials**" means petroleum and petroleum products and compounds containing them, including gasoline, diesel fuel and oil; explosives; flammable materials; radioactive materials; polychlorinated biphenyls ("PCBs") and compounds containing them; lead and lead-based paint; asbestos or asbestos containing materials in any form that is or could become friable; underground or above-ground storage tanks, whether empty or containing any substance; any substance the presence of which on the Mortgaged Property is prohibited by any federal, state or local authority; any substance that requires special handling and any other material or substance now or in the future that (i) is defined as a "hazardous substance," "hazardous material," "hazardous waste," "toxic substance," "toxic pollutant," "contaminant," or "pollutant" by or within the meaning of any Hazardous Materials Law, or (ii) is regulated in any way by or within the meaning of any Hazardous Materials Law.

(kk) "**Hazardous Materials Laws**" means all federal, state, and local laws, ordinances and regulations and standards, rules, policies and other governmental requirements, administrative rulings and court judgments and decrees in effect now or in the future and including all amendments, that relate to Hazardous Materials or the protection of human health or the environment and apply to Borrower or to the Mortgaged Property. Hazardous Materials Laws include, but are not limited to, the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. Section 9601, et seq., the Resource Conservation and Recovery Act of 1976, 42 U.S.C. Section 6901, et seq., the Toxic Substance Control Act, 15 U.S.C. Section 2601, et seq., the Clean Water Act, 33 U.S.C. Section 1251, et seq., and the Hazardous Materials Transportation Act, 49 U.S.C. Section 5101, et seq., and their state analogs.

(ll)   "Impositions" and "Imposition Deposits" are defined in Section 7(a).

(mm)   "Improvements" means the buildings, structures, improvements, and alterations now constructed or at any time in the future constructed or placed upon the Land, including any future replacements and additions.

(nn)   "Indebtedness" means the principal of, interest at the fixed or variable rate set forth in the Note on, and all other amounts due at any time under, the Note, this Instrument or any other Loan Document, including prepayment premiums, late charges, default interest, and advances as provided in Section 12 to protect the security of this Instrument.

(oo)   "Indemnitees" is defined in Section 18(j).

(pp)   "Initial Owners" means, with respect to Borrower or any other entity, the Persons that (i) on the date of the Note, or (ii) on the date of a Transfer to which Lender has consented, own in the aggregate 100 percent of the ownership interests in Borrower or that entity.

(qq)   "Intercreditor Agreement" is defined in Section 43(b).

(rr)   "Issuer Group" is defined in Section 47.

(ss)   "Issuer Person" is defined in Section 47.

(tt)   "Junior Lender" is defined in Section 43(e).

(uu)   "Land" means the land described in Exhibit A.

(vv)   "Leases" means all present and future leases, subleases, licenses, concessions or grants or other possessory interests now or hereafter in force, whether oral or written, covering or affecting the Mortgaged Property, or any portion of the Mortgaged Property (including proprietary leases or occupancy agreements if Borrower is a cooperative housing corporation), and all modifications, extensions or renewals.

(ww)   "Lender" means the entity identified as "Lender" in the first paragraph of this Instrument, or any subsequent holder of the Note.

(xx)   "Lien" is defined in Section 16.

(yy)   "Loan" means the loan evidenced by the Note.

(zz)   "Loan Documents" means the Note, this Instrument, the Assignment of Management Agreement, all guaranties, all indemnity agreements, all Collateral Agreements, O&M Programs, the MMP and any other documents now or in the future executed by Borrower, any guarantor or any other Person in connection with the Loan evidenced by the Note, as such documents may be amended from time to time.

(aaa) "**Loan Servicer**" means the entity that from time to time is designated by Lender or its designee to collect payments and deposits and receive Notices under the Note, this Instrument and any other Loan Document, and otherwise to service the Loan evidenced by the Note for the benefit of Lender. Unless Borrower receives Notice to the contrary, the Loan Servicer is the entity identified as "Lender" in the first paragraph of this Instrument.

(bbb) "**Lockout Period**" is defined in the Note.

(ccc) "**Manager**" or "**Managers**" means a Person who is named or designated as a manager or managing member or otherwise acts in the capacity of a manager or managing member of a limited liability company in a limited liability company agreement or similar instrument under which the limited liability company is formed or operated.

(ddd) "**Material Adverse Effect**" is defined in Section 48(f).

(eee) "**MMP**" means a moisture management plan to control water intrusion and prevent the development of Mold or moisture at the Mortgaged Property throughout the term of this Instrument. At a minimum, the MMP must contain a provision for (i) staff training, (ii) information to be provided to tenants, (iii) documentation of the plan, (iv) the appropriate protocol for incident response and remediation and (v) routine, scheduled inspections of common space and unit interiors.

(fff) "**Mold**" means mold, fungus, microbial contamination or pathogenic organisms.

(ggg) "**Mortgaged Property**" means all of Borrower's present and future right, title and interest in and to all of the following:

(i) the Land;

(ii) the Improvements;

(iii) the Fixtures;

(iv) the Personalty;

(v) all current and future rights, including air rights, development rights, zoning rights and other similar rights or interests, easements, tenements, rights of way, strips and gores of land, streets, alleys, roads, sewer rights, waters, watercourses, and appurtenances related to or benefiting the Land or the Improvements, or both, and all rights-of-way, streets, alleys and roads which may have been or may in the future be vacated;

(vi) all proceeds paid or to be paid by any insurer of the Land, the Improvements, the Fixtures, the Personalty or any other part of the Mortgaged Property, whether or not Borrower obtained the insurance pursuant to Lender's requirement;

(vii) all awards, payments and other compensation made or to be made by any municipal, state or federal authority with respect to the Land, the Improvements, the Fixtures, the Personalty or any other part of the

Mortgaged Property, including any awards or settlements resulting from condemnation proceedings or the total or partial taking of the Land, the Improvements, the Fixtures, the Personalty or any other part of the Mortgaged Property under the power of eminent domain or otherwise and including any conveyance in lieu thereof;

(viii) all contracts, options and other agreements for the sale of the Land, the Improvements, the Fixtures, the Personalty or any other part of the Mortgaged Property entered into by Borrower now or in the future, including cash or securities deposited to secure performance by parties of their obligations;

(ix) all proceeds from the conversion, voluntary or involuntary, of any of the above into cash or liquidated claims, and the right to collect such proceeds;

(x) all Rents and Leases;

(xi) all earnings, royalties, accounts receivable, issues and profits from the Land, the Improvements or any other part of the Mortgaged Property, and all undisbursed proceeds of the Loan secured by this Instrument;

(xii) all Imposition Deposits;

(xiii) all refunds or rebates of Impositions by any municipal, state or federal authority or insurance company (other than refunds applicable to periods before the real property tax year in which this Instrument is dated);

(xiv) all tenant security deposits which have not been forfeited by any tenant under any Lease and any bond or other security in lieu of such deposits; and

(xv) all names under or by which any of the above Mortgaged Property may be operated or known, and all trademarks, trade names, and goodwill relating to any of the Mortgaged Property.

(hhh) "New Commercial Lease" is defined in Section 4(f).

(iii) "Note" means the Multifamily Note described on page 1 of this Instrument, including all schedules, riders, allonges and addenda, as such Multifamily Note may be amended from time to time.

(jjj) "Notice" is defined in Section 31(a).

(kkk) "O&M Program" is defined in Section 18(d).

(lll) "Person" means any natural person, sole proprietorship, corporation, general partnership, limited partnership, limited liability company, limited liability limited partnership, joint venture, association, joint stock company, bank, trust, estate, unincorporated organization, any federal, state, county or municipal government (or any agency or political subdivision thereof), endowment fund or any other form of entity.

(mmm)"Personalty" means all:

(i) accounts (including deposit accounts) of Borrower related to the Mortgaged Property;

(ii) equipment and inventory owned by Borrower, which are used now or in the future in connection with the ownership, management or operation of the Land or Improvements or are located on the Land or Improvements, including furniture, furnishings, machinery, building materials, goods, supplies, tools, books, records (whether in written or electronic form), and computer equipment (hardware and software);

(iii) other tangible personal property owned by Borrower which is used now or in the future in connection with the ownership, management or operation of the Land or Improvements or is located on the Land or in the Improvements, including ranges, stoves, microwave ovens, refrigerators, dishwashers, garbage disposers, washers, dryers and other appliances (other than Fixtures);

(iv) any operating agreements relating to the Land or the Improvements;

(v) any surveys, plans and specifications and contracts for architectural, engineering and construction services relating to the Land or the Improvements;

(vi) all other intangible property, general intangibles and rights relating to the operation of, or used in connection with, the Land or the Improvements, including all governmental permits relating to any activities on the Land and including subsidy or similar payments received from any sources, including a governmental authority; and

(vii) any rights of Borrower in or under letters of credit.

(nnn) "Pledge Agreement" is defined in Section 44(f).

(ooo) "Preapproved Transfer" is defined in Section 21(c).

(ppp) "Prior Lien" is defined in Section 12.

(qqq) "Proceeding" means, whether voluntary or involuntary, any case, proceeding or other action against Borrower or any SPE Equity Owner under any existing or future law of any jurisdiction relating to bankruptcy, insolvency, reorganization or relief of debtors.

(rrr) "Prohibited Activities or Conditions" is defined in Section 18(a).

(sss) "Property Jurisdiction" is defined in Section 30(a).

(ttt) "Property Manager" means NTS Development Company.

(uuu) "Rating Agencies" means Fitch, Inc.; Moody's Investors Service, Inc.; or Standard & Poor's Ratings Services, a division of The McGraw-Hill Companies, Inc., or any successor entity of the foregoing, or any other nationally recognized statistical rating organization.

(vvv) **"Rating Confirmation"** means a written confirmation from each of the Rating Agencies which has rated the Securitization which includes the Loan (unless otherwise agreed by Lender) or any portion thereof or interest therein, that an action shall not result in a downgrade, withdrawal or qualification of any securities issued in connection with the Securitization, unless such Rating Agency has elected to waive its right to issue a Rating Confirmation.

(www) **"Release Instruments"** is defined in Section 44(f).

(xxx) **"Remedial Work"** is defined in Section 18(h).

(yyy) **"Rent Schedule"** means a written schedule for the Mortgaged Property showing the name of each tenant, and for each tenant, the space occupied, the lease expiration date, the rent payable for the current month, the date through which rent has been paid, and any related information requested by Lender.

(zzz) **"Rents"** means all rents (whether from residential or non-residential space), revenues and other income of the Land or the Improvements, parking fees, laundry and vending machine income and fees and charges for food, health care and other services provided at the Mortgaged Property, whether now due, past due, or to become due, and deposits forfeited by tenants, and, if Borrower is a cooperative housing corporation or association, maintenance fees, charges or assessments payable by shareholders or residents under proprietary leases or occupancy agreements, whether now due, past due, or to become due.

(aaaa) **"Required DSCR"** is defined in Section 43(b).

(bbbb) **"Required LTV"** is defined in Section 43(b).

(cccc) **"Restoration"** is defined in Section 19(f).

(dddd) **"Scheduled Debt Payments"** is defined in Section 44(g).

(eeee) **"Secondary Market Transaction"** means (a) any sale or assignment of this Instrument, the Note and the other Loan Documents to one or more investors as a whole loan; (b) a participation of the Loan to one or more investors; (c) any deposit of this Instrument, the Note and the other Loan Documents with a trust or other entity which may sell certificates or other instruments to investors evidencing an ownership interest in the assets of such trust or other entity; or (d) any other sale, assignment or transfer of the Loan or any interest therein to one or more investors.

(ffff) **"Securities Liabilities"** is defined in Section 47.

(gggg) **"Securitization"** means when the Note is assigned to a REMIC trust.

(hhhh) **"Servicing Arrangement"** is defined in Section 36(b).

(iiii) **"Single Purpose Entity"** is defined in Section 33(b).

(jjjj) **"SPE Equity Owner"** is NOT APPLICABLE-Borrower shall not be required to maintain an SPE Equity Owner in its organizational structure during the term of the Loan and all references to SPE Equity Owner in this Instrument and in the Note shall be of no force or effect.

(kkkk) **"Successor Borrower"** is defined in Section 44(h).

(llll)   "**Supplemental Mortgage**" is defined in Section 43(b).

(mmmm)   "**Supplemental Mortgage Product**" is defined in Section 43(a).

(nnnn) "**Tax Code**" means the Internal Revenue Code of the United States.

(oooo) "**Taxes**" means all taxes, assessments, vault rentals and other charges, if any, whether general, special or otherwise, including all assessments for schools, public betterments and general or local improvements, which are levied, assessed or imposed by any public authority or quasi-public authority, and which, if not paid, will become a lien on the Land or the Improvements.

(pppp) "**Third Party Information**" is defined in Section 47.

(qqqq) "**Transfer**" is defined in Section 21.

(rrrr)   "**Transfer and Assumption Agreement**" is defined in Section 44(f).

(ssss) "**UCC Collateral**" is defined in Section 2.

(tttt)   "**Underwriter Group**" is defined in Section 47.

(uuuu) "**U.S. Treasury Obligations**" means direct, non-callable and non-redeemable securities issued, or fully insured as to payment, by the United States of America.

2.   **UNIFORM COMMERCIAL CODE SECURITY AGREEMENT.**

(a)   This Instrument is also a security agreement under the Uniform Commercial Code for any of the Mortgaged Property which, under applicable law, may be subjected to a security interest under the Uniform Commercial Code, whether such Mortgaged Property is owned now or acquired in the future, and all products and cash and non-cash proceeds thereof (collectively, "**UCC Collateral**"), and Borrower hereby grants to Lender a security interest in the UCC Collateral. Borrower hereby authorizes Lender to prepare and file financing statements, continuation statements and financing statement amendments in such form as Lender may require to perfect or continue the perfection of this security interest and Borrower agrees, if Lender so requests, to execute and deliver to Lender such financing statements, continuation statements and amendments. Borrower shall pay all filing costs and all costs and expenses of any record searches for financing statements and/or amendments that Lender may require. Without the prior written consent of Lender, Borrower shall not create or permit to exist any other lien or security interest in any of the UCC Collateral.

(b)   Unless Borrower gives Notice to Lender within 30 days after the occurrence of any of the following, and executes and delivers to Lender modifications or supplements of this Instrument (and any financing statement which may be filed in connection with this Instrument) as Lender may require, Borrower shall not (i) change its name, identity, structure or jurisdiction of organization; (ii) change the location of its place of business (or chief executive office if more than one place of business); or (iii) add to or change any location at which any of the Mortgaged Property is stored, held or located.

(c)   If an Event of Default has occurred and is continuing, Lender shall have the remedies of a secured party under the Uniform Commercial Code, in addition to all remedies provided by this Instrument or existing under applicable law. In exercising any remedies, Lender may exercise its remedies against the UCC Collateral separately or together, and in any order, without in any way affecting the availability of Lender's other remedies.

(d)   This Instrument constitutes a financing statement with respect to any part of the Mortgaged Property that is or may become a Fixture, if permitted by applicable law.

3.   ASSIGNMENT OF RENTS; APPOINTMENT OF RECEIVER; LENDER IN POSSESSION.

(a)   As part of the consideration for the Indebtedness, Borrower absolutely and unconditionally assigns and transfers to Lender all Rents. It is the intention of Borrower to establish a present, absolute and irrevocable transfer and assignment to Lender of all Rents and to authorize and empower Lender to collect and receive all Rents without the necessity of further action on the part of Borrower. Promptly upon request by Lender, Borrower agrees to execute and deliver such further assignments as Lender may from time to time require. Borrower and Lender intend this assignment of Rents to be immediately effective and to constitute an absolute present assignment and not an assignment for additional security only. For purposes of giving effect to this absolute assignment of Rents, and for no other purpose, Rents shall not be deemed to be a part of the Mortgaged Property. However, if this present, absolute and unconditional assignment of Rents is not enforceable by its terms under the laws of the Property Jurisdiction, then the Rents shall be included as a part of the Mortgaged Property and it is the intention of the Borrower that in this circumstance this Instrument create and perfect a lien on Rents in favor of Lender, which lien shall be effective as of the date of this Instrument.

(b)   After the occurrence of an Event of Default, Borrower authorizes Lender to collect, sue for and compromise Rents and directs each tenant of the Mortgaged Property to pay all Rents to, or as directed by, Lender. However, until the occurrence of an Event of Default, Lender hereby grants to Borrower a revocable license to collect and receive all Rents, to hold all Rents in trust for the benefit of Lender and to apply all Rents to pay the installments of interest and principal then due and payable under the Note and the other amounts then due and payable under the other Loan Documents, including Imposition Deposits, and to pay the current costs and expenses of managing, operating and maintaining the Mortgaged Property, including utilities, Taxes and insurance premiums (to the extent not included in Imposition Deposits), tenant improvements and other capital expenditures. So long as no Event of Default has occurred and is continuing, the Rents remaining after application pursuant to the preceding sentence may be retained by Borrower free and clear of, and released from, Lender's rights with respect to Rents under this Instrument. From and after the occurrence of an Event of Default, and without the necessity of Lender entering upon and taking and maintaining control of the Mortgaged Property directly, or by a receiver, Borrower's license to collect Rents shall automatically terminate and Lender shall without Notice be entitled to all Rents as they become due and payable, including Rents then due and unpaid. Borrower shall pay to Lender upon demand all Rents to which Lender is entitled. At any time on or after the date of Lender's demand for Rents, (i) Lender may give, and Borrower hereby irrevocably authorizes Lender to give, notice to all tenants of the Mortgaged Property instructing them to pay all Rents to Lender, (ii) no tenant shall be obligated to inquire further as to the occurrence or continuance of an Event of Default, and (iii) no tenant shall be obligated to pay to Borrower any amounts which are actually paid to Lender in response to such a notice. Any such notice by Lender shall be delivered to each tenant personally, by mail or by delivering such demand to each rental unit. Borrower shall not interfere with and shall cooperate with Lender's collection of such Rents.

(c)   Borrower represents and warrants to Lender that Borrower has not executed any prior assignment of Rents (other than an assignment of Rents securing any prior indebtedness that is being assigned to Lender, or paid off and discharged with the proceeds of the Loan evidenced by the Note), that Borrower has not performed, and Borrower covenants and agrees that it will not perform, any acts and has not executed, and shall not execute, any instrument which would prevent Lender from exercising its rights under this Section 3, and that at the time of execution of this Instrument there has been no anticipation or prepayment of any Rents for more than two months prior to the due dates of such Rents. Borrower shall not collect or accept payment of any Rents more than two months prior to the due dates of such Rents.

(d)   If an Event of Default has occurred and is continuing, Lender may, regardless of the adequacy of Lender's security or the solvency of Borrower and even in the absence of waste, enter upon and take and maintain full control of the Mortgaged Property in order to perform all acts that Lender in its discretion determines to be necessary or desirable for the operation and maintenance of the Mortgaged Property, including the execution, cancellation or modification of Leases, the collection of all Rents, the making of repairs to the Mortgaged Property and the execution or termination of contracts providing for the management, operation or maintenance of the Mortgaged Property, for the purposes of enforcing the assignment of Rents pursuant to Section 3(a), protecting the Mortgaged Property or the security of this Instrument, or for such other purposes as Lender in its discretion may deem necessary or desirable. Alternatively, if an Event of Default has occurred and is continuing, regardless of the adequacy of Lender's security, without regard to Borrower's solvency and without the necessity of giving prior notice (oral or written) to Borrower, Lender may apply to any court having jurisdiction for the appointment of a receiver for the Mortgaged Property to take any or all of the actions set forth in the preceding sentence. If Lender elects to seek the appointment of a receiver for the Mortgaged Property at any time after an Event of Default has occurred and is continuing, Borrower, by its execution of this Instrument, expressly consents to the appointment of such receiver, including the appointment of a receiver ex parte if permitted by applicable law. If Borrower is a housing cooperative corporation or association, Borrower hereby agrees that if a receiver is appointed, the order appointing the receiver may contain a provision requiring the receiver to pay the installments of interest and principal then due and payable under the Note and the other amounts then due and payable under the other Loan Documents, including Imposition Deposits, it being acknowledged and agreed that the Indebtedness is an obligation of the Borrower and must be paid out of maintenance charges payable by the Borrower's tenant shareholders under their proprietary leases or occupancy agreements. Lender or the receiver, as the case may be, shall be entitled to receive a reasonable fee for managing the Mortgaged Property. Immediately upon appointment of a receiver or immediately upon the Lender's entering upon and taking possession and control of the Mortgaged Property, Borrower shall surrender possession of the Mortgaged Property to Lender or the receiver, as the case may be, and shall deliver to Lender or the receiver, as the case may be, all documents, records (including records on electronic or magnetic media), accounts, surveys, plans, and specifications relating to the Mortgaged Property and all security deposits and prepaid Rents. In the event Lender takes possession and control of the Mortgaged Property, Lender may exclude Borrower and its representatives from the Mortgaged Property. Borrower acknowledges and agrees that the exercise by Lender of any of the rights conferred under this Section 3 shall not be construed to make Lender a mortgagee-in-possession of the Mortgaged Property so long as Lender has not itself entered into actual possession of the Land and Improvements.

(e)   If Lender enters the Mortgaged Property, Lender shall be liable to account only to Borrower and only for those Rents actually received. Except to the extent of Lender's gross negligence or willful misconduct, Lender shall not be liable to Borrower, anyone claiming under or through Borrower or anyone having an interest in the Mortgaged Property, by reason of any act or omission of Lender under Section 3(d), and Borrower hereby releases and discharges Lender from any such liability to the fullest extent permitted by law.

(f) If the Rents are not sufficient to meet the costs of taking control of and managing the Mortgaged Property and collecting the Rents, any funds expended by Lender for such purposes shall become an additional part of the Indebtedness as provided in Section 12.

(g) Any entering upon and taking of control of the Mortgaged Property by Lender or the receiver, as the case may be, and any application of Rents as provided in this Instrument shall not cure or waive any Event of Default or invalidate any other right or remedy of Lender under applicable law or provided for in this Instrument.

4. ASSIGNMENT OF LEASES; LEASES AFFECTING THE MORTGAGED PROPERTY.

(a) As part of the consideration for the Indebtedness, Borrower absolutely and unconditionally assigns and transfers to Lender all of Borrower's right, title and interest in, to and under the Leases, including Borrower's right, power and authority to modify the terms of any such Lease, or extend or terminate any such Lease. It is the intention of Borrower to establish a present, absolute and irrevocable transfer and assignment to Lender of all of Borrower's right, title and interest in, to and under the Leases. Borrower and Lender intend this assignment of the Leases to be immediately effective and to constitute an absolute present assignment and not an assignment for additional security only. For purposes of giving effect to this absolute assignment of the Leases, and for no other purpose, the Leases shall not be deemed to be a part of the Mortgaged Property. However, if this present, absolute and unconditional assignment of the Leases is not enforceable by its terms under the laws of the Property Jurisdiction, then the Leases shall be included as a part of the Mortgaged Property and it is the intention of the Borrower that in this circumstance this Instrument create and perfect a lien on the Leases in favor of Lender, which lien shall be effective as of the date of this Instrument.

(b) Until Lender gives Notice to Borrower of Lender's exercise of its rights under this Section 4, Borrower shall have all rights, power and authority granted to Borrower under any Lease (except as otherwise limited by this Section or any other provision of this Instrument), including the right, power and authority to modify the terms of any Lease or extend or terminate any Lease. Upon the occurrence of an Event of Default, the permission given to Borrower pursuant to the preceding sentence to exercise all rights, power and authority under Leases shall automatically terminate. Borrower shall comply with and observe Borrower's obligations under all Leases, including Borrower's obligations pertaining to the maintenance and disposition of tenant security deposits.

(c) Borrower acknowledges and agrees that the exercise by Lender, either directly or by a receiver, of any of the rights conferred under this Section 4 shall not be construed to make Lender a mortgagee-in-possession of the Mortgaged Property so long as Lender has not itself entered into actual possession of the Land and the Improvements. The acceptance by Lender of the assignment of the Leases pursuant to Section 4(a) shall not at any time or in any event obligate Lender to take any action under this Instrument or to expend any money or to incur any expenses. Except to the extent of Lender's gross negligence or willful misconduct, Lender shall not be liable in any way for any injury or damage to person or property sustained by any Person or Persons in or about the Mortgaged Property. Prior to Lender's actual entry into and taking possession of the Mortgaged Property, Lender shall not (i) be obligated to perform any of the terms, covenants and conditions contained in any Lease (or otherwise have any obligation with respect to any Lease); (ii) be obligated to appear in or defend any action or proceeding relating to the Lease or the Mortgaged Property; or (iii) be responsible for the operation, control, care, management or repair of the Mortgaged Property or any portion of the Mortgaged Property. The execution of this Instrument by Borrower shall constitute conclusive evidence that all responsibility for the operation, control, care, management and repair of the Mortgaged Property is and shall be that of Borrower, prior to such actual entry and taking of possession.

(d)　　Upon delivery of Notice by Lender to Borrower of Lender's exercise of Lender's rights under this Section 4 at any time after the occurrence of an Event of Default, and without the necessity of Lender entering upon and taking and maintaining control of the Mortgaged Property directly, by a receiver, or by any other manner or proceeding permitted by the laws of the Property Jurisdiction, Lender immediately shall have all rights, powers and authority granted to Borrower under any Lease, including the right, power and authority to modify the terms of any such Lease, or extend or terminate any such Lease.

(e)　　Borrower shall, promptly upon Lender's request, deliver to Lender an executed copy of each residential Lease then in effect. All Leases for residential dwelling units shall be on forms approved by Lender, shall be for initial terms of at least six months and not more than two years, and shall not include options to purchase.

(f)　　(i)　　Except as set forth below, Borrower shall not enter into a Lease for any portion of the Mortgaged Property for non-residential use without the prior written consent of Lender.

(ii)　　Borrower shall not modify the terms of, or extend or terminate, any Lease for non-residential use (including any Lease in existence on the date of this Instrument) without the prior written consent of Lender; provided, however, Lender's consent shall not be required for the modification or extension of a non-residential Lease if such modification or extension is on terms at least as favorable to Borrower as those customary at that time in the applicable market and the income from the extended or modified Lease will not be less than the income received from the Lease as of the date of this Instrument.

(iii)　　Lender's consent shall not be required for Borrower to enter into a new Lease for space occupied as of the date of this Instrument for non-residential use ("New Commercial Lease"), provided that such New Commercial Lease satisfies the following requirements:

(A)　　the aggregate of the income derived from the space leased by the New Commercial Lease accounts for less than five percent (5%) of the gross income of the Mortgaged Property on the date of this Instrument;

(B)　　the tenant under the New Commercial Lease is not an Affiliate of the Borrower or any guarantor;

(C)　　terms of the New Commercial Lease are at least as favorable to Borrower as those customary on the date of this Instrument in the applicable market;

(D)　　the rents paid to the Borrower pursuant to the New Commercial Lease are greater than or equal to the rents paid to Borrower pursuant to the Lease for that portion of the Mortgaged Property that was in effect prior to the New Commercial Lease; and

(E)   the New Commercial Lease must provide that the space may not be used or operated, in whole or in part, for any of the following: (1) the operation of a so-called "head shop" or other business devoted to the sale of articles or merchandise normally used or associated with illegal or unlawful activities such as, but not limited to, the sale of paraphernalia used in connection with marijuana or controlled drugs or substances, (2) a gun shop, shooting gallery or firearms range, (3) a so-called massage parlor or any business which sells, rents or permits the viewing of so-called "adult" or pornographic materials such as, but not limited to, adult magazines, books, movies, photographs, sexual aids, sexual articles and sex paraphernalia, (4) for the sale or distribution of any flammable liquids, gases or other Hazardous Materials as defined under this Instrument, (5) an off-track betting parlor or arcade, (6) a liquor store or other business whose primary business is the sale of alcoholic beverages for off-site consumption, (7) a burlesque or strip club, or (8) any other illegal activity.

(iv)   Borrower shall, without request by Lender, deliver a fully executed copy of each non-residential Lease to Lender promptly after such Lease is signed.

(v)   All non-residential Leases, regardless of whether Lender's consent or approval is required, including renewals or extensions of existing Leases, shall specifically provide that (A) such Leases are subordinate to the lien of this Instrument; (B) the tenant shall attorn to Lender and any purchaser at a foreclosure sale, such attornment to be self-executing and effective upon acquisition of title to the Mortgaged Property by any purchaser at a foreclosure sale or by Lender in any manner; (C) the tenant agrees to execute such further evidences of attornment as Lender or any purchaser at a foreclosure sale may from time to time request; (D) the Lease shall not be terminated by foreclosure or any other transfer of the Mortgaged Property; (E) after a foreclosure sale of the Mortgaged Property, Lender or any other purchaser at such foreclosure sale may, at Lender's or such purchaser's option, accept or terminate such Lease; and (F) upon receipt of a written request from Lender following the occurrence of an Event of Default, pay all Rents payable under the Lease to Lender.

(g)   Borrower shall not receive or accept Rent under any Lease (whether residential or non-residential) for more than two months in advance.

(h)   If Borrower is a cooperative housing corporation or association, notwithstanding anything to the contrary contained in this subsection or in Section 21, so long as Borrower remains a cooperative housing corporation or association and is not in breach of any covenant of this Instrument, Lender hereby consents to:

(i)   the execution of leases of apartments for a term in excess of two years from Borrower to a tenant shareholder of Borrower, so long as such leases, including proprietary leases, are and will remain subordinate to the lien of this Instrument; and

(ii)   the surrender or termination of such leases of apartments where the surrendered or terminated lease is immediately replaced or where the

Borrower makes its best efforts to secure such immediate replacement by a newly executed lease of the same apartment to a tenant shareholder of the Borrower. However, no consent is hereby given by Lender to any execution, surrender, termination or assignment of a lease under terms that would waive or reduce the obligation of the resulting tenant shareholder under such lease to pay cooperative assessments in full when due or the obligation of the former tenant shareholder to pay any unpaid portion of such assessments.

5. **PAYMENT OF INDEBTEDNESS; PERFORMANCE UNDER LOAN DOCUMENTS; PREPAYMENT PREMIUM.** Borrower shall pay the Indebtedness when due in accordance with the terms of the Note and the other Loan Documents and shall perform, observe and comply with all other provisions of the Note and the other Loan Documents. Borrower shall pay a prepayment premium in connection with certain prepayments of the Indebtedness, including a payment made after Lender's exercise of any right of acceleration of the Indebtedness, as provided in the Note.

6. **EXCULPATION.** Borrower's personal liability for payment of the Indebtedness and for performance of the other obligations to be performed by it under this Instrument is limited in the manner, and to the extent, provided in the Note.

7. **DEPOSITS FOR TAXES, INSURANCE AND OTHER CHARGES.**

(a) Unless this requirement is waived in writing by Lender, which waiver may be contained in this Section 7(a), Borrower shall deposit with Lender on the day monthly installments of principal or interest, or both, are due under the Note (or on another day designated in writing by Lender), until the Indebtedness is paid in full, an additional amount sufficient to accumulate with Lender the entire sum required to pay, when due, the items marked "Collect" below. Lender will not require the Borrower to make Imposition Deposits with respect to the items marked "Deferred" below.

[Deferred]	Hazard Insurance premiums or other insurance premiums required by Lender under Section 19,
[Collect]	Taxes,
[Deferred]	water and sewer charges (that could become a lien on the Mortgaged Property),
[N/A]	ground rents,
[Deferred]	assessments or other charges (that could become a lien on the Mortgaged Property)

The amounts deposited under the preceding sentence are collectively referred to in this Instrument as the "**Imposition Deposits.**" The obligations of Borrower for which the Imposition Deposits are required are collectively referred to in this Instrument as "**Impositions.**" The amount of the Imposition Deposits shall be sufficient to enable Lender to pay each Imposition before the last date upon which such payment may be made without any penalty or interest charge being added. Lender shall maintain records indicating how much of the monthly Imposition Deposits and how much of the aggregate Imposition Deposits held by Lender are held for the purpose of paying Taxes, insurance premiums and each other Imposition.

(b) Imposition Deposits shall be deposited in an Eligible Account at an Eligible Institution (which may be Lender, if Lender is such an institution) or invested in "permitted investments" as then defined and required by the Rating Agencies. Lender shall not be obligated to open additional accounts or deposit Imposition Deposits in additional institutions when the amount of the Imposition Deposits exceeds the maximum amount of the federal deposit insurance or guaranty. Lender shall apply the Imposition Deposits to pay Impositions so long as no Event of Default has occurred and is continuing. Unless applicable law requires, Lender shall not be required to pay Borrower any interest, earnings or profits on the Imposition Deposits. As additional security for all of Borrower's obligations under this Instrument and the other Loan Documents, Borrower hereby pledges and grants to Lender a security interest in the Imposition Deposits and all proceeds of, and all interest and dividends on, the Imposition Deposits. Any amounts deposited with Lender under this Section 7 shall not be trust funds, nor shall they operate to reduce the Indebtedness, unless applied by Lender for that purpose under Section 7(e).

(c)   If Lender receives a bill or invoice for an Imposition, Lender shall pay the Imposition from the Imposition Deposits held by Lender. Lender shall have no obligation to pay any Imposition to the extent it exceeds Imposition Deposits then held by Lender. Lender may pay an Imposition according to any bill, statement or estimate from the appropriate public office or insurance company without inquiring into the accuracy of the bill, statement or estimate or into the validity of the Imposition.

(d)   If at any time the amount of the Imposition Deposits held by Lender for payment of a specific Imposition exceeds the amount reasonably deemed necessary by Lender, the excess shall be credited against future installments of Imposition Deposits. If at any time the amount of the Imposition Deposits held by Lender for payment of a specific Imposition is less than the amount reasonably estimated by Lender to be necessary, Borrower shall pay to Lender the amount of the deficiency within 15 days after Notice from Lender.

(e)   If an Event of Default has occurred and is continuing, Lender may apply any Imposition Deposits, in any amounts and in any order as Lender determines, in Lender's discretion, to pay any Impositions or as a credit against the Indebtedness. Upon payment in full of the Indebtedness, Lender shall refund to Borrower any Imposition Deposits held by Lender.

(f)   If Lender does not collect an Imposition Deposit with respect to an Imposition either marked "Deferred" in Section 7(a) or pursuant to a separate written waiver by Lender, then on or before the date each such Imposition is due, or on the date this Instrument requires each such Imposition to be paid, Borrower must provide Lender with proof of payment of each such Imposition for which Lender does not require collection of Imposition Deposits. Lender may revoke its deferral or waiver and require Borrower to deposit with Lender any or all of the Imposition Deposits listed in Section 7(a), regardless of whether any such item is marked "Deferred" in such section, upon Notice to Borrower, (i) if Borrower does not timely pay any of the Impositions, (ii) if Borrower fails to provide timely proof to Lender of such payment, or (iii) at any time during the existence of an Event of Default.

(g)   In the event of a Transfer prohibited by or requiring Lender's approval under Section 21, Lender's waiver of the collection of any Imposition Deposit in this Section 7 may be modified or rendered void by Lender at Lender's option by Notice to Borrower and the transferee(s) as a condition of Lender's approval of such Transfer.

8.   **COLLATERAL AGREEMENTS.** Borrower shall deposit with Lender such amounts as may be required by any Collateral Agreement and shall perform all other obligations of Borrower under each Collateral Agreement.

9.   **APPLICATION OF PAYMENTS.** If at any time Lender receives, from Borrower or otherwise, any amount applicable to the Indebtedness which is less than all amounts due and payable at such time, then Lender may apply that payment to amounts then due and payable in any manner and in any order determined by Lender, in Lender's discretion. Neither

Lender's acceptance of an amount that is less than all amounts then due and payable nor Lender's application of such payment in the manner authorized shall constitute or be deemed to constitute either a waiver of the unpaid amounts or an accord and satisfaction. Notwithstanding the application of any such amount to the Indebtedness, Borrower's obligations under this Instrument and the Note shall remain unchanged.

10. COMPLIANCE WITH LAWS AND ORGANIZATIONAL DOCUMENTS.

(a) Borrower shall comply with all laws, ordinances, regulations and requirements of any Governmental Authority and all recorded lawful covenants and agreements relating to or affecting the Mortgaged Property, including all laws, ordinances, regulations, requirements and covenants pertaining to health and safety, construction of improvements on the Mortgaged Property, fair housing, disability accommodation, zoning and land use, and Leases. Borrower also shall comply with all applicable laws that pertain to the maintenance and disposition of tenant security deposits.

(b) Borrower shall at all times maintain records sufficient to demonstrate compliance with the provisions of this Section 10.

(c) Borrower shall take appropriate measures to prevent, and shall not engage in or knowingly permit, any illegal activities at the Mortgaged Property that could endanger tenants or visitors, result in damage to the Mortgaged Property, result in forfeiture of the Mortgaged Property, or otherwise materially impair the lien created by this Instrument or Lender's interest in the Mortgaged Property. Borrower represents and warrants to Lender that no portion of the Mortgaged Property has been or will be purchased with the proceeds of any illegal activity.

(d) Borrower shall at all times comply with all laws, regulations and requirements of any Governmental Authority relating to Borrower's formation, continued existence and good standing in the Property Jurisdiction. Borrower shall at all times comply with its organizational documents, including but not limited to its partnership agreement (if Borrower is a partnership), its by-laws (if Borrower is a corporation or housing cooperative corporation or association) or its operating agreement (if Borrower is an limited liability company or tenancy-in-common). If Borrower is a housing cooperative corporation or association, Borrower shall at all times maintain its status as a "cooperative housing corporation" as such term is defined in Section 216(b) of the Internal revenue Code of 1986, as amended, or any successor statute thereto.

(e) Borrower represents and warrants that Borrower, any commercial tenant of the Mortgaged Property and/or any operator of the Mortgaged Property were in possession of all material licenses, permits and authorizations required for use of the Mortgaged Property which were valid and in full force and effect as of the date of this Instrument. Borrower warrants that it, any commercial tenant of the Mortgaged Property and/or any operator of the Mortgaged Property shall remain in material compliance with all material licenses, permits and other legal requirements necessary and required to conduct its business.

11. USE OF PROPERTY. Unless required by applicable law, Borrower shall not (a) allow changes in the use for which all or any part of the Mortgaged Property is being used at the time this Instrument was executed, except for any change in use approved by Lender, (b) convert any individual dwelling units or common areas to commercial use, (c) initiate a change in the zoning classification of the Mortgaged Property or acquiesce without Notice to and consent of Lender in a change in the zoning classification of the Mortgaged Property, (d) establish any condominium or cooperative regime with respect to the Mortgaged Property, (e) combine all or any part of the Mortgaged Property with all or any part of a tax parcel which is not part of the Mortgaged Property, or (f) subdivide or otherwise split any tax parcel constituting

all or any part of the Mortgaged Property without the prior consent of Lender. The Mortgaged Property (x) permits ingress and egress, (y) is served by public utilities and services generally available in the surrounding community or otherwise appropriate for the use in which the Mortgaged Property is currently being utilized, and (z) constitutes one or more separate tax parcels or the Lender's title policy contains one or more endorsements with respect to the matters described in (x) or (z). Notwithstanding anything contained in this Section to the contrary, if Borrower is a housing cooperative corporation or association, Lender acknowledges and consents to Borrower's use of the Mortgaged Property as a housing cooperative.

12. PROTECTION OF LENDER'S SECURITY; INSTRUMENT SECURES FUTURE ADVANCES.

(a) If Borrower fails to perform any of its obligations under this Instrument or any other Loan Document, or if any action or proceeding is commenced which purports to affect the Mortgaged Property, Lender's security or Lender's rights under this Instrument, including eminent domain, insolvency, code enforcement, civil or criminal forfeiture, enforcement of Hazardous Materials Laws, fraudulent conveyance or reorganizations or proceedings involving a bankrupt or decedent, then Lender at Lender's option may make such appearances, file such documents, disburse such sums and take such actions as Lender reasonably deems necessary to perform such obligations of Borrower and to protect Lender's interest, including (i) payment of Attorneys' Fees and Costs, (ii) payment of fees and out-of-pocket expenses of accountants, inspectors and consultants, (iii) entry upon the Mortgaged Property to make repairs or secure the Mortgaged Property, (iv) procurement of the insurance required by Section 19, (v) payment of amounts which Borrower has failed to pay under Sections 15 and 17, and (vi) advances made by Lender to pay, satisfy or discharge any obligation of Borrower for the payment of money that is secured by a pre-existing mortgage, deed of trust or other lien encumbering the Mortgaged Property (a "Prior Lien").

(b) Any amounts disbursed by Lender under this Section 12, or under any other provision of this Instrument that treats such disbursement as being made under this Section 12, shall be secured by this Instrument, shall be added to, and become part of, the principal component of the Indebtedness, shall be immediately due and payable and shall bear interest from the date of disbursement until paid at the "Default Rate," as defined in the Note.

(c) Nothing in this Section 12 shall require Lender to incur any expense or take any action.

13. INSPECTION.

(a) Lender, its agents, representatives, and designees may make or cause to be made entries upon and inspections of the Mortgaged Property (including environmental inspections and tests) during normal business hours, or at any other reasonable time, upon reasonable notice to Borrower if the inspection is to include occupied residential units (which notice need not be in writing). Notice to Borrower shall not be required in the case of an emergency, as determined in Lender's discretion, or when an Event of Default has occurred and is continuing.

(b) If Lender determines that Mold has developed as a result of a water intrusion event or leak, Lender, at Lender's discretion, may require that a professional inspector inspect the Mortgaged Property as frequently as Lender determines is necessary until any issue with Mold and its cause(s) are resolved to Lender's satisfaction. Such inspection shall be limited to a visual and olfactory inspection of the area that has experienced the Mold, water intrusion event or leak. Borrower shall be responsible for the cost of such professional inspection and any remediation deemed to be necessary as a result of the professional inspection. After any issue with Mold, water intrusion or leaks is remedied to Lender's satisfaction, Lender shall not require a professional inspection any more frequently than once every three years unless Lender is otherwise aware of Mold as a result of a subsequent water intrusion event or leak.

(c)   If Lender or Loan Servicer determines not to conduct an annual inspection of the Mortgaged Property, and in lieu thereof Lender requests a certification, Borrower shall be prepared to provide and must actually provide to Lender a factually correct certification each year that the annual inspection is waived to the following effect:

> Borrower has not received any written complaint, notice, letter or other written communication from tenants, management agent or governmental authorities regarding mold, fungus, microbial contamination or pathogenic organisms ("Mold") or any activity, condition, event or omission that causes or facilitates the growth of Mold on or in any part of the Mortgaged Property or if Borrower has received any such written complaint, notice, letter or other written communication that Borrower has investigated and determined that no Mold activity, condition or event exists or alternatively has fully and properly remediated such activity, condition, event or omission in compliance with the Moisture Management Plan for the Mortgaged Property.

If Borrower is unwilling or unable to provide such certification, Lender may require a professional inspection of the Mortgaged Property at Borrower's expense.

14.   **BOOKS AND RECORDS; FINANCIAL REPORTING.**

(a)   Borrower shall keep and maintain at all times at the Mortgaged Property or the management agent's office, and upon Lender's request shall make available at the Mortgaged Property (or, at Borrower's option, at the management agent's office), complete and accurate books of account and records (including copies of supporting bills and invoices) adequate to reflect correctly the operation of the Mortgaged Property, in accordance with GAAP consistently applied (or such other method which is reasonably acceptable to Lender), and copies of all written contracts, Leases, and other instruments which affect the Mortgaged Property. The books, records, contracts, Leases and other instruments shall be subject to examination and inspection by Lender at any reasonable time.

(b)   Borrower shall furnish to Lender each of the following:

(i)   if, in connection with this Loan, the Borrower purchased the Mortgaged Property, a statement of income and expenses for Borrower's operation of the Mortgaged Property from the origination date to the end of the first full calendar quarter following such origination date, such statement to be provided within twenty-five (25) days after the end of such quarter; or

(ii)   for all other cases (for example, a refinance of a loan, a purchase of partnership or other interests, or new debt being placed on the Mortgaged Property), a statement of income and expenses for Borrower's operation of the Mortgaged Property for the trailing six (6) months, such statement to be provided within twenty-five (25) days after the end of such quarter.

(iii) after Borrower has furnished such statements required by Section 14(b)(i) or (ii) above, within twenty-five (25) days after the end of each subsequent calendar quarter of Borrower,

    (A)   a Rent Schedule; and

    (B)   a statement of income and expenses for Borrower's operation of the Mortgaged Property for that calendar quarter;

(c)   Within ninety (90) days after the end of each fiscal year of Borrower, Borrower shall furnish to Lender each of the following:

(i)   an annual statement of income and expenses for Borrower's operation of the Mortgaged Property for that fiscal year;

(ii)   a statement of changes in financial position of Borrower relating to the Mortgaged Property for that fiscal year;

(iii)   a balance sheet showing all assets and liabilities of Borrower relating to the Mortgaged Property as of the end of that fiscal year and a profit and loss statement for Borrower; and

(iv)   an accounting of all security deposits held pursuant to all Leases, including the name of the institution (if any) and the names and identification numbers of the accounts (if any) in which such security deposits are held and the name of the person to contact at such financial institution, along with any authority or release necessary for Lender to access information regarding such accounts.

(d)   Borrower shall furnish to Lender each of the following:

(i)   prior to a Securitization, and thereafter upon Lender's reasonable request, a monthly Rent Schedule and a monthly statement of income and expenses for Borrower's operation of the Mortgaged Property;

(ii)   prior to a Securitization, and thereafter upon Lender's reasonable request, Borrower shall furnish to Lender a statement that identifies all owners of any interest in Borrower and any Controlling Entity and the interest held by each (unless Borrower or any Controlling Entity is a publicly-traded entity in which case such statement of ownership shall not be required), and if Borrower or a Controlling Entity is a corporation, all officers and directors of Borrower and the Controlling Entity, and if Borrower or a Controlling Entity is a limited liability company, all Managers who are not members;

(iii)   copies of all tax returns filed by Borrower, within thirty (30) days after the date of filing; and

(iv)   such other financial information or property management information (including, without limitation, information on tenants under Leases to the extent such information is available to Borrower, copies of bank account statements from financial institutions where funds owned or controlled by

Borrower are maintained, and an accounting of security deposits) as may be required by Lender from time to time.

(e)   At any time upon Lender's request, Borrower shall furnish to Lender a monthly property management report for the Mortgaged Property, showing the number of inquiries made and rental applications received from tenants or prospective tenants and deposits received from tenants and any other information requested by Lender. However, Lender shall not require the foregoing more frequently than quarterly except when there has been an Event of Default and such Event of Default is continuing, in which case Lender may require Borrower to furnish the foregoing more frequently.

(f)   A natural person having authority to bind Borrower (or the SPE Equity Owner or guarantor, as applicable) shall certify each of the statements, schedules and reports required by Sections 14(b) through 14(e) and 14(h) to be complete and accurate. Each of the statements, schedules and reports required by Sections 14(b) through 14(e) and 14(h) shall be in such form and contain such detail as Lender may reasonably require. Lender also may require that any of the statements, schedules or reports listed in Section 14(b) through 14(c) and Section 14(d)(i) and (iv) be audited at Borrower's expense by independent certified public accountants acceptable to Lender, at any time when an Event of Default has occurred and is continuing or at any time that Lender, in its reasonable judgment, determines that audited financial statements are required for an accurate assessment of the financial condition of Borrower or of the Mortgaged Property.

(g)   If Borrower fails to provide in a timely manner the statements, schedules and reports required by Sections 14(b) through 14(e) and 14(h), Lender shall give Borrower Notice specifying the statements, schedules and reports required by Section 14(b) through 14(e) and 14(h) that Borrower has failed to provide. If Borrower has not provided the required statements, schedules and reports within 10 Business Days following such Notice, then Lender shall have the right to have Borrower's books and records audited, at Borrower's expense, by independent certified public accountants selected by Lender in order to obtain such statements, schedules and reports, and all related costs and expenses of Lender shall become immediately due and payable and shall become an additional part of the Indebtedness as provided in Section 12. Notice to Borrower shall not be required in the case of an emergency, as determined in Lender's discretion, or when an Event of Default has occurred and is continuing.

(h)   Borrower shall cause each guarantor and, at Lender's request, any SPE Equity Owner, to provide to Lender (i) within ninety (90) days after the close of such party's fiscal year, such party's balance sheet and profit and loss statement (or if such party is a natural person, within ninety (90) days after the close of each calendar year, such party's personal financial statements in form reasonably satisfactory to Lender and certified by such party to be accurate and complete; and (ii) such additional financial information (including, without limitation, copies of state and federal tax returns with respect to any SPE Equity Owner but Lender shall only require copies of such tax returns with respect to each guarantor if an Event of Default has occurred and is continuing) as Lender may reasonably require from time to time and in such detail as reasonably required by Lender.

(i)   If an Event of Default has occurred and is continuing, Borrower shall deliver to Lender upon written demand all books and records relating to the Mortgaged Property or its operation.

(j)   Borrower authorizes Lender to obtain a credit report on Borrower at any time.

15.   **TAXES; OPERATING EXPENSES.**

(a) Subject to the provisions of Section 15(c) and Section 15(d), Borrower shall pay, or cause to be paid, all Taxes when due and before the addition of any interest, fine, penalty or cost for nonpayment.

(b) Subject to the provisions of Section 15(c), Borrower shall (i) pay the expenses of operating, managing, maintaining and repairing the Mortgaged Property (including utilities, repairs and replacements) before the last date upon which each such payment may be made without any penalty or interest charge being added, and (ii) pay insurance premiums at least 30 days prior to the expiration date of each policy of insurance, unless applicable law specifies some lesser period.

(c) If Lender is collecting Imposition Deposits, to the extent that Lender holds sufficient Imposition Deposits for the purpose of paying a specific Imposition, then Borrower shall not be obligated to pay such Imposition, so long as no Event of Default exists and Borrower has timely delivered to Lender any bills or premium notices that it has received. If an Event of Default exists, Lender may exercise any rights Lender may have with respect to Imposition Deposits without regard to whether Impositions are then due and payable. Lender shall have no liability to Borrower for failing to pay any Impositions to the extent that (i) any Event of Default has occurred and is continuing, (ii) insufficient Imposition Deposits are held by Lender at the time an Imposition becomes due and payable or (iii) Borrower has failed to provide Lender with bills and premium notices as provided above.

(d) Borrower, at its own expense, may contest by appropriate legal proceedings, conducted diligently and in good faith, the amount or validity of any Imposition other than insurance premiums, if (i) Borrower notifies Lender of the commencement or expected commencement of such proceedings, (ii) the Mortgaged Property is not in danger of being sold or forfeited, (iii) if Borrower has not already paid the Imposition, Borrower deposits with Lender reserves sufficient to pay the contested Imposition, if requested by Lender, and (iv) Borrower furnishes whatever additional security is required in the proceedings or is reasonably requested by Lender.

(e) Borrower shall promptly deliver to Lender a copy of all notices of, and invoices for, Impositions, and if Borrower pays any Imposition directly, Borrower shall furnish to Lender, on or before the date this Instrument requires such Impositions to be paid, receipts evidencing that such payments were made.

16. **LIENS; ENCUMBRANCES.** Borrower acknowledges that, to the extent provided in Section 21, the grant, creation or existence of any mortgage, deed of trust, deed to secure debt, security interest or other lien or encumbrance (a "Lien") on the Mortgaged Property (other than the lien of this Instrument) or on certain ownership interests in Borrower, whether voluntary, involuntary or by operation of law, and whether or not such Lien has priority over the lien of this Instrument, is a "Transfer" which constitutes an Event of Default and subjects Borrower to personal liability under the Note.

17. **PRESERVATION, MANAGEMENT AND MAINTENANCE OF MORTGAGED PROPERTY.**

(a) Borrower shall not commit waste or permit impairment or deterioration of the Mortgaged Property.

(b) Borrower shall not abandon the Mortgaged Property.

(c)   Borrower shall restore or repair promptly, in a good and workmanlike manner, any damaged part of the Mortgaged Property to the equivalent of its original condition, or such other condition as Lender may approve in writing, whether or not insurance proceeds or condemnation awards are available to cover any costs of such restoration or repair; however, Borrower shall not be obligated to perform such restoration or repair if (i) no Event of Default has occurred and is continuing, and (ii) Lender has elected to apply any available insurance proceeds and/or condemnation awards to the payment of Indebtedness pursuant to Section 19(h)(ii) through (viii), or pursuant to Section 20(d)(ii) through (viii).

(d)   Borrower shall keep the Mortgaged Property in good repair, including the replacement of Personalty and Fixtures with items of equal or better function and quality.

(e)   Borrower shall provide for professional management of the Mortgaged Property by the Property Manager or by a residential rental property manager satisfactory to Lender at all times under a property management agreement approved by Lender in writing. Borrower shall not surrender, terminate, cancel, modify, renew or extend its property management agreement, or enter into any other agreement relating to the management or operation of the Property with Property Manager or any other Person, or consent to the assignment by the Property Manager of its interest under such property management agreement, in each case without the consent of Lender, which consent shall not be unreasonably withheld; provided, however, with respect to a new property manager such consent may be conditioned upon Borrower delivering a Rating Confirmation as to such new property manager and the related property management agreement. If at any time Lender consents to the appointment of a new property manager, such new property manager and Borrower shall, as a condition of Lender's consent, execute an assignment of management agreement in a form acceptable to Lender. If any such replacement property manager is an Affiliate of Borrower, and if a nonconsolidation opinion was delivered at the origination of the Loan, Borrower shall deliver to Lender an updated nonconsolidation opinion in form and substance satisfactory to the Rating Agencies (unless waived by the Rating Agencies) with regard to nonconsolidation.

(f)   Borrower shall give Notice to Lender of and, unless otherwise directed in writing by Lender, shall appear in and defend any action or proceeding purporting to affect the Mortgaged Property, Lender's security or Lender's rights under this Instrument. Borrower shall not (and shall not permit any tenant or other person to) remove, demolish or alter the Mortgaged Property or any part of the Mortgaged Property, including any removal, demolition or alteration occurring in connection with a rehabilitation of all or part of the Mortgaged Property, except (i) in connection with the replacement of tangible Personalty, (ii) if Borrower is a cooperative housing corporation or association, to the extent permitted with respect to individual dwelling units under the form of proprietary lease or occupancy agreement and (iii) repairs and replacements in connection with making an individual unit ready for a new occupant.

(g)   Unless otherwise waived by Lender in writing, Borrower must have or must establish and must adhere to the MMP. If the Borrower is required to have an MMP, the Borrower must keep all MMP documentation at the Mortgaged Property or at the management agent's office and available for the Lender or the Loan Servicer to review during any annual assessment or other inspection of the Mortgaged Property that is required by Lender.

(h)   If Borrower is a housing cooperative corporation or association, until the Indebtedness is paid in full Borrower shall not reduce the maintenance fees, charges or assessments payable by shareholders or residents under proprietary leases or occupancy agreements below a level which is sufficient to pay all expenses of the Borrower, including, without limitation, all operating and other expenses for the Mortgaged Property and all payments due pursuant to the terms of the Note and any Loan Documents.

18.   ENVIRONMENTAL HAZARDS.

(a)   Except for matters described in Section 18(b), Borrower shall not cause or permit any of the following:

(i)   the presence, use, generation, release, treatment, processing, storage (including storage in above ground and underground storage tanks), handling, or disposal of any Hazardous Materials on or under the Mortgaged Property;

(ii)   the transportation of any Hazardous Materials to, from, or across the Mortgaged Property;

(iii)   any occurrence or condition on the Mortgaged Property, which occurrence or condition is or may be in violation of Hazardous Materials Laws;

(iv)   any violation of or noncompliance with the terms of any Environmental Permit with respect to the Mortgaged Property; or

(v)   any violation or noncompliance with the terms of any O&M Program as defined in subsection (d).

The matters described in clauses (i) through (v) above, except as otherwise provided in Section 18(b), are referred to collectively in this Section 18 as "**Prohibited Activities or Conditions.**"

(b)   Prohibited Activities or Conditions shall not include lawful conditions permitted by an O&M Program or the safe and lawful use and storage of quantities of (i) pre-packaged supplies, cleaning materials and petroleum products customarily used in the operation and maintenance of comparable multifamily properties, (ii) cleaning materials, personal grooming items and other items sold in pre-packaged containers for consumer use and used by tenants and occupants of residential dwelling units in the Mortgaged Property; and (iii) petroleum products used in the operation and maintenance of motor vehicles from time to time located on the Mortgaged Property's parking areas, so long as all of the foregoing are used, stored, handled, transported and disposed of in compliance with Hazardous Materials Laws.

(c)   Borrower shall take all commercially reasonable actions (including the inclusion of appropriate provisions in any Leases executed after the date of this Instrument) to prevent its employees, agents, and contractors, and all tenants and other occupants from causing or permitting any Prohibited Activities or Conditions. Borrower shall not lease or allow the sublease or use of all or any portion of the Mortgaged Property to any tenant or subtenant for nonresidential use by any user that, in the ordinary course of its business, would cause or permit any Prohibited Activity or Condition.

(d)   As required by Lender, Borrower shall also have established a written operations and maintenance program with respect to certain Hazardous Materials. Each such operations and maintenance program and any additional or revised operations and maintenance programs established for the Mortgaged Property pursuant to this Section 18 must be approved by Lender and shall be referred to herein as an "**O&M Program.**" Borrower shall comply in a timely manner with, and cause all employees, agents, and contractors of Borrower and any other Persons present on the Mortgaged Property to comply with each O&M Program. Borrower shall pay all costs of performance of Borrower's obligations under any O&M Program, and Lender's out of pocket costs incurred in connection with the monitoring and review of each O&M Program and Borrower's performance shall be paid by Borrower upon demand by Lender. Any such out-of-pocket costs of Lender that Borrower fails to pay promptly shall become an additional part of the Indebtedness as provided in Section 12.

(e)   Borrower represents and warrants to Lender that, except as previously disclosed by Borrower to Lender in writing (which written disclosure may be in certain environmental assessments and other written reports accepted by Lender in connection with the funding of the Indebtedness and dated prior to the date of this Instrument):

(i)   Borrower has not at any time engaged in, caused or permitted any Prohibited Activities or Conditions on the Mortgaged Property;

(ii)   to the best of Borrower's knowledge after reasonable and diligent inquiry, no Prohibited Activities or Conditions exist or have existed on the Mortgaged Property;

(iii)   the Mortgaged Property does not now contain any underground storage tanks, and, to the best of Borrower's knowledge after reasonable and diligent inquiry, the Mortgaged Property has not contained any underground storage tanks in the past. If there is an underground storage tank located on the Mortgaged Property that has been previously disclosed by Borrower to Lender in writing, that tank complies with all requirements of Hazardous Materials Laws;

(iv)   to the best of Borrower's knowledge after reasonable and diligent inquiry, Borrower has complied with all Hazardous Materials Laws, including all requirements for notification regarding releases of Hazardous Materials. Without limiting the generality of the foregoing, Borrower has obtained all Environmental Permits required for the operation of the Mortgaged Property in accordance with Hazardous Materials Laws now in effect and all such Environmental Permits are in full force and effect;

(v)   to the best of Borrower's knowledge after reasonable and diligent inquiry, no event has occurred with respect to the Mortgaged Property that constitutes, or with the passing of time or the giving of notice would constitute, noncompliance with the terms of any Environmental Permit;

(vi)   there are no actions, suits, claims or proceedings pending or, to the best of Borrower's knowledge after reasonable and diligent inquiry, threatened that involve the Mortgaged Property and allege, arise out of, or relate to any Prohibited Activity or Condition; and

(vii)   Borrower has not received any written complaint, order, notice of violation or other communication from any Governmental Authority with regard to air emissions, water discharges, noise emissions or Hazardous Materials, or any other environmental, health or safety matters affecting the Mortgaged Property.

(f)   Borrower shall promptly notify Lender in writing upon the occurrence of any of the following events:

(i)   Borrower's discovery of any Prohibited Activity or Condition;

(ii)   Borrower's receipt of or knowledge of any written complaint, order, notice of violation or other communication from any tenant, management agent, Governmental Authority or other Person with regard to present or future alleged Prohibited Activities or Conditions, or any other environmental, health or safety matters affecting the Mortgaged Property; or

(iii)   Borrower's breach of any of its obligations under this Section 18.

Any such notice given by Borrower shall not relieve Borrower of, or result in a waiver of, any obligation under this Instrument, the Note, or any other Loan Document.

(g)   Borrower shall pay promptly the costs of any environmental inspections, tests or audits, a purpose of which is to identify the extent or cause of or potential for a Prohibited Activity or Condition ("Environmental Inspections"), required by Lender in connection with any foreclosure or deed in lieu of foreclosure, or as a condition of Lender's consent to any Transfer under Section 21, or required by Lender following a reasonable determination by Lender that Prohibited Activities or Conditions may exist. Any such costs incurred by Lender (including Attorneys' Fees and Costs and the costs of technical consultants whether incurred in connection with any judicial or administrative process or otherwise) that Borrower fails to pay promptly shall become an additional part of the Indebtedness as provided in Section 12. As long as (i) no Event of Default has occurred and is continuing, (ii) Borrower has actually paid for or reimbursed Lender for all costs of any such Environmental Inspections performed or required by Lender, and (iii) Lender is not prohibited by law, contract or otherwise from doing so, Lender shall make available to Borrower, without representation of any kind, copies of Environmental Inspections prepared by third parties and delivered to Lender. Lender hereby reserves the right, and Borrower hereby expressly authorizes Lender, to make available to any party, including any prospective bidder at a foreclosure sale of the Mortgaged Property, the results of any Environmental Inspections made by or for Lender with respect to the Mortgaged Property. Borrower consents to Lender notifying any party (either as part of a notice of sale or otherwise) of the results of any Environmental Inspections made by or for Lender. Borrower acknowledges that Lender cannot control or otherwise assure the truthfulness or accuracy of the results of any Environmental Inspections and that the release of such results to prospective bidders at a foreclosure sale of the Mortgaged Property may have a material and adverse effect upon the amount that a party may bid at such sale. Borrower agrees that Lender shall have no liability whatsoever as a result of delivering the results to any third party of any Environmental Inspections made by or for Lender, and Borrower hereby releases and forever discharges Lender from any and all claims, damages, or causes of action, arising out of, connected with or incidental to the results of, the delivery of any of Environmental Inspections made by or for Lender.

(h)   If any investigation, site monitoring, containment, clean-up, restoration or other remedial work ("Remedial Work") is necessary to comply with any Hazardous Materials Law or order of any Governmental Authority that has or acquires jurisdiction over the Mortgaged Property or the use, operation or improvement of the Mortgaged Property, or is otherwise required by Lender as a consequence of any Prohibited Activity or Condition or to prevent the occurrence of a Prohibited Activity or Condition, Borrower shall, by the earlier of (i) the applicable deadline required by Hazardous Materials Law or (ii) 30 days after Notice from Lender demanding such action, begin performing the Remedial Work, and thereafter diligently prosecute it to completion, and shall in any event complete the work by the time required by applicable Hazardous Materials Law. If Borrower fails to begin on a timely basis or diligently prosecute any required Remedial Work, Lender may, at its option, cause the Remedial Work to be completed, in which case Borrower shall reimburse Lender on demand for the cost of doing so. Any reimbursement due from Borrower to Lender shall become part of the Indebtedness as provided in Section 12.

(i)   Borrower shall comply with all Hazardous Materials Laws applicable to the Mortgaged Property. Without limiting the generality of the previous sentence, Borrower shall (i) obtain and maintain all Environmental Permits required by Hazardous Materials Laws and comply with all conditions of such Environmental Permits; (ii) cooperate with any inquiry by any Governmental Authority; and (iii) comply with any governmental or judicial order that arises from any alleged Prohibited Activity or Condition.

(j)   Borrower shall indemnify, hold harmless and defend (i) Lender, including any custodian, trustee and any other fiduciaries who hold or have held a full or partial interest in the Loan for the benefit of third parties, (ii) any prior owner or holder of the Note, (iii) the Loan Servicer, (iv) any prior Loan Servicer, (v) the officers, directors, shareholders, partners, employees and trustees of any of the foregoing, and (vi) the heirs, legal representatives, successors and assigns of each of the foregoing (collectively, the "**Indemnitees**") from and against all proceedings, claims, damages, penalties and costs (whether initiated or sought by Governmental Authorities or private parties), including Attorneys' Fees and Costs and remediation costs, whether incurred in connection with any judicial or administrative process or otherwise, arising directly or indirectly from any of the following:

(i)   any breach of any representation or warranty of Borrower in this Section 18;

(ii)   any failure by Borrower to perform any of its obligations under this Section 18;

(iii)   the existence or alleged existence of any Prohibited Activity or Condition;

(iv)   the presence or alleged presence of Hazardous Materials on or under the Mortgaged Property or in any of the Improvements; and

(v)   the actual or alleged violation of any Hazardous Materials Law.

(k)   Counsel selected by Borrower to defend Indemnitees shall be subject to the approval of those Indemnitees. In any circumstances in which the indemnity under this Section 18 applies, Lender may employ its own legal counsel and consultants to prosecute, defend or negotiate any claim or legal or administrative proceeding and Lender, with the prior written consent of Borrower (which shall not be unreasonably withheld, delayed or conditioned) may settle or compromise any action or legal or administrative proceeding. However, unless an Event of Default has occurred and is continuing, or the interests of Borrower and Lender are in conflict, as determined by Lender in its discretion, Lender shall permit Borrower to undertake the actions referenced in this Section 18 in accordance with this Section 18(k) and Section 18(l) so long as Lender approves such action, which approval shall not be unreasonably withheld or delayed. Borrower shall reimburse Lender upon demand for all costs and expenses incurred by Lender, including all costs of settlements entered into in good faith, consultants' fees and Attorneys' Fees and Costs.

(l)   Borrower shall not, without the prior written consent of those Indemnitees who are named as parties to a claim or legal or administrative proceeding (a "**Claim**"), settle or compromise the Claim if the settlement (i) results in the entry of any judgment that does not include as an unconditional term the delivery by the claimant or plaintiff to Lender of a written release of those Indemnitees, satisfactory in form and substance to Lender; or (ii) may materially and adversely affect Lender, as determined by Lender in its discretion.

(m)   Borrower's obligation to indemnify the Indemnitees shall not be limited or impaired by any of the following, or by any failure of Borrower or any guarantor to receive notice of or consideration for any of the following:

(i)   any amendment or modification of any Loan Document;

(ii)   any extensions of time for performance required by any Loan Document;

(iii)   any provision in any of the Loan Documents limiting Lender's recourse to property securing the Indebtedness, or limiting the personal liability of Borrower or any other party for payment of all or any part of the Indebtedness;

(iv)   the accuracy or inaccuracy of any representations and warranties made by Borrower under this Instrument or any other Loan Document;

(v)   the release of Borrower or any other Person, by Lender or by operation of law, from performance of any obligation under any Loan Document;

(vi)   the release or substitution in whole or in part of any security for the Indebtedness; and

(vii)   Lender's failure to properly perfect any lien or security interest given as security for the Indebtedness.

(n)   Borrower shall, at its own cost and expense, do all of the following:

(i)   pay or satisfy any judgment or decree that may be entered against any Indemnitee or Indemnitees in any legal or administrative proceeding incident to any matters against which Indemnitees are entitled to be indemnified under this Section 18;

(ii)   reimburse Indemnitees for any expenses paid or incurred in connection with any matters against which Indemnitees are entitled to be indemnified under this Section 18; and

(iii)   reimburse Indemnitees for any and all expenses, including Attorneys' Fees and Costs, paid or incurred in connection with the enforcement by Indemnitees of their rights under this Section 18, or in monitoring and participating in any legal or administrative proceeding.

(o)   The provisions of this Section 18 shall be in addition to any and all other obligations and liabilities that Borrower may have under applicable law or under other Loan Documents, and each Indemnitee shall be entitled to indemnification under this Section 18 without regard to whether Lender or that Indemnitee has exercised any rights against the Mortgaged Property or any other security, pursued any rights against any guarantor, or pursued any other rights available under the Loan Documents or applicable law. If Borrower consists of more than one Person, the obligation of those Persons to indemnify the Indemnitees under this Section 18 shall be joint and several. The obligation of Borrower to indemnify the Indemnitees under this Section 18 shall survive any repayment or discharge of the Indebtedness, any foreclosure proceeding, any foreclosure sale, any delivery of any deed in lieu of foreclosure, and any release of record of the lien of this Instrument. Notwithstanding the foregoing, if Lender has never been a mortgagee-in-possession of, or held title to, the Mortgaged Property, Borrower shall have no obligation to indemnify the Indemnitees under this Section 18 after the date of the release of record of the lien of this Instrument by payment in full at the Maturity Date or by voluntary prepayment in full.

19. PROPERTY AND LIABILITY INSURANCE.

(a)   At all times during the term hereof, Borrower shall maintain, at its sole cost and expense, for the mutual benefit of Borrower and Lender, the following policies of insurance:

(i)   Insurance against any peril included within the classification "All Risks of Physical Loss" with extended coverage in amounts at all times sufficient to prevent Borrower from becoming a co-insurer within the terms of the applicable policies, but in any event such insurance shall be maintained in an amount equal to the full insurable value of the Mortgaged Property. The policy referred to in this Section 19 shall contain a replacement cost endorsement and a waiver of depreciation. As used in this Instrument, "full insurable value" means the actual replacement cost of the Improvements and Personalty (without taking into account any depreciation), determined annually by an insurer or by Borrower or, at the request of Lender, by an insurance broker (subject to Lender's reasonable approval). In all cases where any of the Improvements or the use of the Mortgaged Property shall at any time constitute legal non-conforming structures or uses under applicable legal requirements of any Governmental Authority, the policy referred to in this Section 19 must include "Ordinance and Law Coverage," with "Time Element," "Loss to the Undamaged Portion of the Building," "Demolition Cost" and "Increased Cost of Construction" endorsements, in the amount of coverage required by Lender;

(ii)   Commercial general liability insurance, including contractual injury, bodily injury, broad form death and property damage liability against any and all claims, including all legal liability to the extent insurable imposed upon Borrower and all Attorneys' Fees and Costs, arising out of or connected with the possession, use, leasing, operation, maintenance or condition of the Mortgaged Property with a combined limit of not less than $2,000,000 in the aggregate and $1,000,000 per occurrence, plus umbrella or excess liability coverage with minimum limits in the aggregate and per occurrence of $1,000,000 for Improvements that have 1 to 3 stories and an additional $2,000,000 in coverage for each additional story with maximum required coverage of $15,000,000, plus motor vehicle liability coverage for all owned and non-owned vehicles (including, without limitation, rented and leased vehicles) containing minimum limits per occurrence, including umbrella coverage, of $1,000,000.

(iii)   Statutory workers' compensation insurance;

(iv)   Business interruption including loss of rental value insurance for the Mortgaged Property in an amount equal to not less than twelve (12) months' estimated gross Rents attributable to the Mortgaged Property and based on gross Rents for the immediately preceding year and otherwise sufficient to avoid any co-insurance penalty with a 90 day extended period of indemnity (but a minimum of eighteen (18) months' estimated gross Rents attributable to the Mortgaged Property and based on gross Rents for the immediately preceding year and otherwise sufficient to avoid any co-insurance penalty with a 90 day extended period of indemnity when (A) the Improvements have 5 or more stories or (B) at all times during which the Indebtedness is equal to or greater than $50,000,000);

(v)   If any portion of the Improvements are located within a federally designated flood hazard zone, flood insurance in an amount equal to the full insurable value of the portion of such Improvements within such flood hazard zone. Such coverage may need to be purchased through excess carriers if the required coverage exceeds the maximum insurance allowed under the federal flood insurance program;

(vi)   Insurance against loss or damage from (A) leakage of sprinkler systems and (B) explosion of steam boilers, air conditioning equipment, pressure vessels or similar apparatus now or hereafter installed at the Mortgaged Property, in such amounts as Lender may from time to time reasonably require and which are customarily required by institutional lenders with respect to similar properties similarly situated;

(vii)   The insurance required under clauses (i) and (iv) above shall cover perils of terrorism and acts of terrorism and Borrower shall maintain commercial property insurance for loss resulting from perils and acts of terrorism on terms (including amounts) consistent with those required under clauses (i) and (iv) above at all times during the term of the Loan evidenced by the Note;

(viii) During any period of Restoration, builder's "all risk" insurance in an amount equal to not less than the full insurable value of the Property against such risks (including fire and extended coverage and collapse of the Improvements to agreed limits) as Lender may request, in form and substance acceptable to Lender; and

(ix)   Such other insurance with respect to the Improvements and Personalty located on the Property against loss or damage as required by Lender (including, without limitation, liquor/dramshop, Mold, hurricane, windstorm and earthquake insurance) provided such insurance is of the kind for risks from time to time customarily insured against and in such minimum coverage amounts and maximum deductibles as are generally required by institutional lenders for properties comparable to the Mortgaged Property or which Lender may deem necessary in its reasonable discretion; provided, however, if Lender requires earthquake insurance, the amount of coverage must be equal to 150% of the probable maximum loss for the Mortgaged Property but Lender shall not require earthquake insurance if the probable maximum loss for the Mortgaged Property is less than twenty percent (20%). In the event any updated reports or other documentation are reasonably required by Lender in order to determine whether such additional insurance is necessary or prudent, Borrower shall pay for all such documentation at its sole cost and expense.

All insurance required pursuant to subsections (i) and subsections (iv) through (ix) shall be referred to as "Hazard Insurance".

(b)   All premiums on insurance policies required under Section 19(a) shall be paid in the manner provided in Section 7, unless Lender has designated in writing another method of payment. All such policies shall also be in a form approved by Lender. All policies of Hazard Insurance must include a non-contributing, non-reporting mortgagee clause in favor of, and in a form approved by, Lender. All policies for general liability insurance must contain a standard additional insured provision, in favor of, and in a form approved by Lender. Borrower shall deliver to Lender a legible copy of each insurance policy (or duplicate original), and Borrower shall promptly deliver to Lender a copy of all renewal and other notices received by Borrower with respect to the policies and all receipts for paid premiums. At least 30 days prior to the expiration date of any insurance policy, Borrower shall deliver to Lender evidence acceptable to Lender that the policy has been renewed. If Borrower has not delivered a legible copy of each renewal policy (or a duplicate original) prior to the expiration date of any insurance policy, Borrower shall deliver a legible copy of each renewal policy (or a duplicate original) in a form satisfactory to Lender within 60 days after the expiration date of the original policy.

(c)   Borrower will maintain the insurance coverage described in this Section 19 with companies acceptable to Lender and with a claims paying ability of at least (i) "A-" or its equivalent by Fitch, Inc., (ii) "A-" or its equivalent by Standard & Poor's Ratings Services, a division of The McGraw-Hill Companies, Inc., (iii) "A3" or its equivalent by Moody's Investors Service, Inc. or (iv) "A VIII" or its equivalent by A.M. Best Company. All insurers providing insurance required by this Instrument must be authorized to issue insurance in the Property Jurisdiction.

(d)   All insurance policies and renewals of insurance policies required by this Section 19 shall be for such periods as Lender may from time to time require.

(e)   Borrower shall comply with all insurance requirements and shall not permit any condition to exist on the Mortgaged Property that would invalidate any part of any insurance coverage that this Instrument requires Borrower to maintain.

(f)   In the event of loss, Borrower shall give immediate written notice to the insurance carrier and to Lender. Borrower hereby authorizes and appoints Lender as attorney in fact for Borrower to make proof of loss, to adjust and compromise any claims under policies of Hazard Insurance, to appear in and prosecute any action arising from such Hazard Insurance policies, to collect and receive the proceeds of Hazard Insurance, to hold the proceeds of Hazard Insurance, and to deduct from such proceeds Lender's expenses incurred in the collection of such proceeds. This power of attorney is coupled with an interest and therefore is irrevocable. However, nothing contained in this Section 19 shall require Lender to incur any expense or take any action. Lender may, at Lender's option, (i) require a "repair or replacement" settlement, in which case the proceeds will be used to reimburse Borrower for the cost of restoring and repairing the Mortgaged Property to the equivalent of its original condition or to a condition approved by Lender (the "Restoration"), or (ii) require an "actual cash value" settlement in which case the proceeds may be applied to the payment of the Indebtedness, whether or not then due. To the extent Lender determines to require a repair or replacement settlement and apply insurance proceeds to Restoration, Lender shall apply the proceeds in accordance with Lender's then-current policies relating to the restoration of casualty damage on similar multifamily properties.

(g)   Notwithstanding any provision to the contrary in this Section 19, as long as no Event of Default, or any event which, with the giving of Notice or the passage of time, or both, would constitute an Event of Default, has occurred and is continuing,

(i)   in the event of a casualty resulting in damage to the Mortgaged Property which will cost $25,000 or less to repair, the Borrower shall have the sole right to make proof of loss, adjust and compromise the claim and collect and receive any proceeds directly without the approval or prior consent of the Lender so long as the insurance proceeds are used solely for the Restoration of the Mortgaged Property; and

(ii)   in the event of a casualty resulting in damage to the Mortgaged Property which will cost more than $25,000 but less than $100,000 to repair, the Borrower is authorized to make proof of loss and adjust and compromise the claim without the prior consent of Lender, and Lender shall hold the applicable insurance proceeds to be used to reimburse Borrower for the cost of Restoration of the Mortgaged Property and shall not apply such proceeds to the payment of sums due under this Instrument.

(h)   Lender will have the right to exercise its option to apply insurance proceeds to the payment of the Indebtedness only if Lender determines that at least one of the following conditions is met:

(i)   an Event of Default (or any event, which, with the giving of Notice or the passage of time, or both, would constitute an Event of Default) has occurred and is continuing;

(ii)   Lender determines, in its discretion, that there will not be sufficient funds from insurance proceeds, anticipated contributions of Borrower of its own funds or other sources acceptable to Lender to complete the Restoration;

(iii)   Lender determines, in its discretion, that the rental income from the Mortgaged Property after completion of the Restoration will not be sufficient to meet all operating costs and other expenses, Imposition Deposits, deposits to reserves and Loan repayment obligations relating to the Mortgaged Property;

(iv)   Lender determines, in its discretion, that the Restoration will not be completed by the earlier of (A) at least one year before the Maturity Date (or six months before the Maturity Date if Lender determines in its discretion that re-leasing of the Mortgaged Property will be completed within such six-month period) or (B) the expiration of the business interruption coverage;

(v)   Lender determines that the Restoration will not be completed within one year after the date of the loss or casualty;

(vi)   the casualty involved an actual or constructive loss of more than 30% of the fair market value of the Mortgaged Property, and rendered untenantable more than 30% of the aggregate rentable square footage of the Mortgaged Property;

(vii)   after Restoration the fair market value of the Mortgaged Property is expected to be less than the fair market value of the Mortgaged Property immediately prior to such casualty (assuming the affected portion of the Mortgaged Property is relet within a reasonable period after the date of such casualty); or

(viii)   Leases covering at least 65% of the aggregate rentable square footage of the Mortgaged Property shall not remain in full force and effect during and after the completion of Restoration.

(i)   If the Mortgaged Property is sold at a foreclosure sale or Lender acquires title to the Mortgaged Property, Lender shall automatically succeed to all rights of Borrower in and to any insurance policies and unearned insurance premiums and in and to the proceeds resulting from any damage to the Mortgaged Property prior to such sale or acquisition.

(j)   Unless Lender otherwise agrees in writing, any application of any insurance proceeds to the Indebtedness shall not extend or postpone the due date of any monthly installments referred to in the Note, Section 7 of this Instrument or any Collateral Agreement, or change the amount of such installments.

(k)   Borrower agrees to execute such further evidence of assignment of any insurance proceeds as Lender may require.

20.   CONDEMNATION.

(a)   Borrower shall promptly notify Lender in writing of any action or proceeding or notice relating to any proposed or actual condemnation or other taking, or conveyance in lieu thereof, of all or any part of the Mortgaged Property, whether direct or indirect (a "Condemnation"). Borrower shall appear in and prosecute or defend any action or proceeding relating to any Condemnation unless otherwise directed by Lender in writing. Borrower authorizes and appoints Lender as attorney in fact for Borrower to commence, appear in and prosecute, in Lender's or Borrower's name, any action or proceeding relating to any Condemnation and to settle or compromise any claim in connection with any Condemnation, after consultation with Borrower and consistent with commercially reasonable standards of a prudent lender. This power of attorney is coupled with an interest and therefore is irrevocable. However, nothing contained in this Section 20 shall require Lender to incur any expense or take any action. Borrower hereby transfers and assigns to Lender all right, title and interest of Borrower in and to any award or payment with respect to (i) any Condemnation, or any conveyance in lieu of Condemnation, and (ii) any damage to the Mortgaged Property caused by governmental action that does not result in a Condemnation.

(b)   Lender may hold such awards or proceeds and apply such awards or proceeds, after the deduction of Lender's expenses incurred in the collection of such amounts (including Attorneys' Fees and Costs) at Lender's option, to the restoration or repair of the Mortgaged Property or to the payment of the Indebtedness, with the balance, if any, to Borrower. Unless Lender otherwise agrees in writing, any application of any awards or proceeds to the Indebtedness shall not extend or postpone the due date of any monthly installments referred to in the Note, Section 7 of this Instrument or any Collateral Agreement, or change the amount of such installments. Borrower agrees to execute such further evidence of assignment of any awards or proceeds as Lender may require.

(c)   Notwithstanding any provision to the contrary in this Section 20, in the event of a partial Condemnation of the Mortgaged Property, as long as no Event of Default, or any event which, with the giving of Notice or the passage of time, or both, would constitute an Event of Default, has occurred and is continuing,

(i)   in the event of a partial Condemnation resulting in proceeds or awards in the amount of $25,000 or less, the Borrower shall have the sole right to make proof of loss, adjust and compromise the claim and collect and receive any proceeds directly without the approval or prior consent of the Lender so long as the proceeds or awards are used solely for the Restoration of the Mortgaged Property; and

(ii)   in the event of a partial Condemnation resulting in proceeds or awards in the amount of more than $25,000 but less than $100,000, the Borrower is authorized to make proof of loss and adjust and compromise the claim without the prior consent of Lender, and Lender shall hold the applicable proceeds or awards to be used to reimburse Borrower for the cost of Restoration of the Mortgaged Property and shall not apply such proceeds and awards to the payment of sums due under this Instrument.

(d)   In the event of a partial Condemnation of the Mortgaged Property resulting in proceeds or awards in the amount of $100,000 or more, Lender will have the right to exercise its option to apply Condemnation proceeds to the payment of the Indebtedness only if Lender determines that at least one of the following conditions is met:

(i)   an Event of Default (or any event, which, with the giving of Notice or the passage of time, or both, would constitute an Event of Default) has occurred and is continuing;

(ii)   Lender determines, in its discretion, that there will not be sufficient funds from Condemnation proceeds, anticipated contributions of Borrower of its own funds or other sources acceptable to Lender to complete the Restoration;

(iii)   Lender determines, in its discretion, that the rental income from the Mortgaged Property after completion of the Restoration will not be sufficient to meet all operating costs and other expenses, Imposition Deposits, deposits to reserves and Loan repayment obligations relating to the Mortgaged Property;

(iv)   Lender determines, in its discretion, that the Restoration will not be completed at least one year before the Maturity Date (or six months before the Maturity Date if Lender determines in its discretion that re-leasing of the Mortgaged Property will be completed within such six-month period);

(v)   Lender determines that the Restoration will not be completed within one year after the date of the Condemnation;

(vi)   the Condemnation involved an actual or constructive loss of more than 15% of the fair market value of the Mortgaged Property, and rendered untenantable more than 25% of the aggregate rentable square footage of the Mortgaged Property;

(vii)   after Restoration the fair market value of the Mortgaged Property is expected to be less than the fair market value of the Mortgaged Property immediately prior to the Condemnation (assuming the affected portion of the Mortgaged Property is relet within a reasonable period after the date of the Condemnation); or

(viii)   Leases covering at least 65% of the aggregate rentable square footage of the Mortgaged Property shall not remain in full force and effect during and after the completion of Restoration.

(e)   If the Mortgaged Property is sold at a foreclosure sale or Lender acquires title to the Mortgaged Property, Lender shall automatically succeed to all rights of Borrower in and to any Condemnation proceeds and awards prior to such sale or acquisition.

(f)   Borrower agrees to execute such further evidence of assignment of any Condemnation proceeds as Lender may require.

21.   TRANSFERS OF THE MORTGAGED PROPERTY OR INTERESTS IN BORROWER.   [RIGHT TO UNLIMITED TRANSFERS -- WITH LENDER APPROVAL]. Notwithstanding anything to the contrary in this Section 21, no Transfer will be permitted under this Section 21 unless the provisions of Section 33 are satisfied.

(a)   "**Transfer**" means

(i)   a sale, assignment, transfer or other disposition or divestment of any interest therein (whether voluntary, involuntary or by operation of law);

(ii)   the granting, creating or attachment of a lien, encumbrance or security interest (whether voluntary, involuntary or by operation of law);

(iii)   the issuance or other creation of an ownership interest in a legal entity, including a partnership interest, interest in a limited liability company or corporate stock;

(iv)   the withdrawal, retirement, removal or involuntary resignation of a partner in a partnership or a member or Manager in a limited liability company; or

(v)   the merger, dissolution, liquidation, or consolidation of a legal entity or the reconstitution of one type of legal entity into another type of legal entity.

For purposes of defining the term "Transfer," the term "partnership" shall mean a general partnership, a limited partnership, and a joint venture, and the term "partner" shall mean a general partner, a limited partner and a joint venturer.

(b)   "**Transfer**" does not include

(i)   a conveyance of the Mortgaged Property at a judicial or non-judicial foreclosure sale under this Instrument,

(ii)   the Mortgaged Property becoming part of a bankruptcy estate by operation of law under the United States Bankruptcy Code, or

(iii)   a lien against the Mortgaged Property for local taxes and/or assessments not then due and payable.

(c)   The occurrence of any of the following Transfers shall not constitute an Event of Default under this Instrument, notwithstanding any provision of Section 21(e) to the contrary:

(i)   a Transfer to which Lender has consented;

(ii)   a Transfer that occurs in accordance with Section 21(d);

(iii)   the grant of a leasehold interest in an individual dwelling unit for a term of two years or less not containing an option to purchase;

(iv)   a Transfer of obsolete or worn out Personalty or Fixtures that are contemporaneously replaced by items of equal or better function and quality, which are free of liens, encumbrances and security interests other than those created by the Loan Documents or consented to by Lender;

(v)   the creation of a mechanic's, materialman's, or judgment lien against the Mortgaged Property, which is released of record or otherwise remedied to Lender's satisfaction within 60 days of the date of creation;

(vi)   if Borrower is a housing cooperative corporation or association, the Transfer of more than 49 percent of the shares in the housing cooperative or the assignment of more than 49 percent of the occupancy agreements or leases relating thereto by tenant shareholders of the housing cooperative or association to other tenant shareholders;

(vii)   any Transfer of an interest in Borrower or any interest in a Controlling Entity (which, if such Controlling Entity were Borrower, would result in an Event of Default) listed in (A) through (F) below (a "Preapproved Transfer"), under the terms and conditions listed as items (1) through (10) below:

    (A)   a sale or transfer to one or more of the transferor's immediate family members; or

    (B)   a sale or transfer to any trust having as its sole beneficiaries the transferor and/or one or more of the transferor's immediate family members; or

    (C)   a sale or transfer from a trust to any one or more of its beneficiaries who are immediate family members of the transferor ; or

    (D)   the substitution or replacement of the trustee of any trust with a trustee who is an immediate family member of the transferor; or

    (E)   a sale or transfer to an entity owned and Controlled by the transferor or the transferor's immediate family members; or

    (F)   a sale or transfer to a natural person or entity that has an existing interest in the Borrower or in a Controlling Entity.

        (1)   Borrower shall provide Lender with prior written Notice of the proposed Preapproved Transfer, which Notice must be accompanied by a non-refundable review fee in the amount of $3,000.00.

(2)   For the purposes of these Preapproved Transfers, a transferor's immediate family members will be deemed to include a spouse, parent, child or grandchild of such transferor.

(3)   Either directly or indirectly, [See Exhibit B] shall retain at all times a Controlling Interest in the Borrower and manage the day-to-day operations of the Borrower.

(4)   At the time of the proposed Preapproved Transfer, no Event of Default shall have occurred and be continuing and no event or condition shall have occurred and be continuing that, with the giving of Notice or the passage of time, or both, would become an Event of Default.

(5)   Lender shall be entitled to collect all costs, including the cost of all title searches, title insurance and recording costs, and all Attorneys' Fees and Costs.

(6)   Lender shall not be entitled to collect a transfer fee as a result of these Preapproved Transfers.

(7)   In the event of a Transfer prohibited by or requiring Lender's approval under this Section 21, this Section (c)(vii) may be modified or rendered void by Lender at Lender's option by Notice to Borrower and the transferee(s), as a condition of Lender's consent.

(8)   if any certificates evidencing the Securitization remain outstanding, a Rating Confirmation.

(9)   If a nonconsolidation opinion was delivered at origination of the Loan and if, after giving effect to all Preapproved Transfers and all prior Transfers, fifty percent (50%) or more in the aggregate of direct or indirect interests in Borrower are owned by any Person and its Affiliates that owned less than a fifty percent (50%) direct or indirect interest in Borrower as of the origination of the Loan, an opinion of counsel for Borrower, in form and substance satisfactory to Lender and to the Rating Agencies, with regard to nonconsolidation.

(10)   Confirmation acceptable to Lender that Section 33 continues to be satisfied; and

(viii) a Supplemental Mortgage that complies with Section 43 or Defeasance that complies with Section 44.

(d)   The occurrence of any of the following Transfers shall not constitute an Event of Default under this Instrument, provided such Transfer does not constitute an Event of Default under any other Section of this Instrument:

(i)   a Transfer that occurs by devise, descent, or by operation of law upon the death of a natural person to one or more members of the immediate family of such natural person or to a trust or family conservatorship established for the benefit of such immediate family member or members, provided that:

   (A)   The Property Manager (or a replacement property manager approved by Lender), if applicable, continues to be responsible for the management of the Mortgaged Property, and such Transfer shall not result in a change in the day-to-day operations of the Mortgaged Property;

   (B)   those persons responsible for the management and control of Borrower remain unchanged as a result of such Transfer, or any replacement management is approved by Lender;

   (C)   Lender receives confirmation acceptable to Lender that Section 33 continues to be satisfied;

   (D)   each guarantor executes such documents and agreements as Lender shall reasonably require to evidence and effectuate the ratification of each guaranty and indemnity agreement, or in the event of the death of any guarantor or indemnitor, the Borrower causes one or more natural persons or entities acceptable to Lender to execute and deliver to Lender a guaranty in a form acceptable to Lender, without any cost or expense to Lender;

   (E)   Borrower shall give Lender Notice of such Transfer together with copies of all documents effecting such Transfer not less than thirty (30) calendar days after the date of such Transfer, and contemporaneously therewith, shall (1) reaffirm the warranties and representations under Section 10 and Section 48 of this Instrument and (2) satisfy Lender, in its discretion, that such Transferee's organization, credit and experience in the management of similar properties are deemed to be appropriate to the overall structure and documentation of the existing financing;

   (F)   such legal opinions from Transferee's counsel as Lender deems necessary, including an opinion that the Transferee and any SPE Equity Owner is in compliance with Section 33 of this Instrument, a nonconsolidation opinion (if a nonconsolidation opinion was delivered at origination of the Loan and if required by Lender), an opinion that the ratification of the Loan Documents and guaranty, if applicable, has been duly authorized, executed, and delivered and that the ratification documents and guaranty, if applicable, are enforceable as the obligation of the Transferee;

   (G)   if any certificates evidencing the Securitization remain outstanding, a Rating Confirmation; and

   (H)   Borrower shall pay or reimburse Lender for all costs and expenses incurred by Lender in connection with such Transfer (including all Attorneys' Fees and Costs); and

(ii)   the grant of an easement, if before the grant Lender determines that the easement will not materially affect the operation or value of the Mortgaged Property or Lender's interest in the Mortgaged Property, and Borrower pays to Lender, upon demand, all costs and expenses, including Attorneys' Fees and Costs, incurred by Lender in connection with reviewing Borrower's request; and, if the Note is held by a REMIC trust and if required by Lender, an opinion of counsel for Borrower, in form and substance satisfactory to Lender, to the effect that (A) the grant of such easement has been effected in accordance with the requirements of Treasury Regulation Section 1.860G-2(a)(8) (as such regulation may be modified, amended or replaced from time to time), (B) the qualification and status of the REMIC trust as a REMIC will not be adversely affected or impaired as a result of such grant, and (C) the REMIC trust will not incur a tax under Section 860G(d) of the Tax Code as a result of such grant.

(e)   The occurrence of any of the following Transfers shall constitute an Event of Default under this Instrument:

(i)   a Transfer of all or any part of the Mortgaged Property or any interest in the Mortgaged Property;

(ii)   if Borrower is a limited partnership, a Transfer of (A) any general partnership interest, or (B) limited partnership interests in Borrower that would cause the Initial Owners of Borrower to own less than 50% of all limited partnership interests in Borrower;

(iii)   if Borrower is a limited liability company, (A) a Transfer of any membership interest in Borrower which would cause the Initial Owners to own less than 50% of all the membership interests in Borrower or (B) a Transfer that results in a change of Manager;

(iv)   if Borrower is a corporation (A) the Transfer of any voting stock in Borrower which would cause the Initial Owners to own less than 50% of any class of voting stock in Borrower or (B) if the outstanding voting stock in Borrower is held by 100 or more shareholders, one or more Transfers by a single transferor within a 12-month period affecting an aggregate of 5 percent or more of that stock;

(v)   a Transfer of any interest in a Controlling Entity which, if such Controlling Entity were Borrower, would result in an Event of Default under any of Sections 21(e)(i) through (iv) above.

Lender shall not be required to demonstrate any actual impairment of its security or any increased risk of default in order to exercise any of its remedies with respect to an Event of Default under this Section 21.

(f)   Lender shall consent, without any adjustment to the rate at which the Indebtedness secured by this Instrument bears interest or to any other economic terms of the Indebtedness set forth in the Note, to a Transfer that would otherwise violate this Section 21 if, prior to the Transfer, Borrower has satisfied each of the following requirements:

(i)   the submission to Lender of all information required by Lender to make the determination required by this Section 21(f);

(ii)   the absence of any Event of Default;

(iii)   the transferee (the "Transferee") meets Lender's eligibility, credit, management and other standards satisfactory to Lender in its sole discretion;

(iv)   the Transferee's organization, credit and experience in the management of similar properties are deemed by the Lender, in its discretion, to be appropriate to the overall structure and documentation of the existing financing;

(v)   the Mortgaged Property will be managed by a property manager meeting the requirements of Section 17(e);

(vi)   the Mortgaged Property, at the time of the proposed Transfer, meets all standards as to its physical condition, occupancy, net operating income and the collection of reserves satisfactory to Lender in its sole discretion;

(vii)   in the case of a Transfer of all or any part of the Mortgaged Property, (A) the execution by the Transferee of Lender's then-standard assumption agreement that, among other things, requires the Transferee to perform all obligations of Borrower set forth in the Note, this Instrument and any other Loan Documents, and may require that the Transferee comply with any provisions of this Instrument or any other Loan Document which previously may have been waived or modified by Lender, (B) if Lender requires, the Transferee causes one or more natural persons or entities acceptable to Lender to execute and deliver to Lender a guaranty in a form acceptable to Lender, and (C) the Transferee executes such additional Collateral Agreements as Lender may require;

(viii) in the case of a Transfer of any interest in a Controlling Entity, if a guaranty has been executed and delivered in connection with the Note, this Instrument or any of the other Loan Documents, the Borrower causes one or more natural persons or entities acceptable to Lender to execute and deliver to Lender a guaranty in a form acceptable to Lender;

(ix)   If a Supplemental Mortgage is outstanding, the Borrower obtains the consent of the lender for the Supplemental Mortgage;

(x)   Lender's receipt of all of the following:

        (A)   a review fee in the amount of $3,000.00;

        (B)   a transfer fee in an amount equal to one percent of the unpaid principal balance of the Indebtedness immediately before the applicable Transfer; and

        (C)   the amount of Lender's out of pocket costs (including reasonable Attorneys' Fees and Costs) incurred in reviewing the Transfer request and any fees charged by the Rating Agencies; and

(xi)   evidence satisfactory to Lender that the Transferee and any SPE Equity Owner of such Transferee meet the requirements of Section 33;

(xii)   such legal opinions from Transferee's counsel as Lender deems necessary, including an opinion that the Transferee and any SPE Equity Owner is in compliance with Section 33 of this Instrument, a nonconsolidation opinion (if a nonconsolidation opinion was delivered at origination of the Loan and if required by Lender), an opinion that the assignment and assumption of the Loan Documents has been duly authorized, executed, and delivered and that the assignment documents and the Loan Documents are enforceable as the obligation of the Transferee; and

(xiii)   if any certificates evidencing the Securitization remain outstanding, a Rating Confirmation.

22.   EVENTS OF DEFAULT. The occurrence of any one or more of the following shall constitute an Event of Default under this Instrument:

(a)   any failure by Borrower to pay or deposit when due any amount required by the Note, this Instrument or any other Loan Document;

(b)   any failure by Borrower to maintain the insurance coverage required by Section 19;

(c)   any failure by Borrower or any SPE Equity Owner to comply with the provisions of Section 33 or if any of the assumptions contained in any nonconsolidation opinions delivered to Lender at any time is or shall become untrue in any material respect;

(d)   fraud or material misrepresentation or material omission by Borrower, any of its officers, directors, trustees, general partners or managers, any SPE Equity Owner or any guarantor in connection with (i) the application for or creation of the Indebtedness, (ii) any financial statement, Rent Schedule, or other report or information provided to Lender during the term of the Indebtedness, or (iii) any request for Lender's consent to any proposed action, including a request for disbursement of funds under any Collateral Agreement;

(e)   any failure by Borrower to comply with the provisions of Section 20;

(f)   any Event of Default under Section 21;

(g)   the commencement of a forfeiture action or proceeding, whether civil or criminal, which could result in a forfeiture of the Mortgaged Property or otherwise materially impair the lien created by this Instrument or Lender's interest in the Mortgaged Property;

(h)   any failure by Borrower to perform any of its obligations under this Instrument (other than those specified in Sections 22(a) through (g)), as and when required, which continues for a period of 30 days after Notice of such failure by Lender to Borrower. However, if Borrower's failure to perform its obligations as described in this Section 22(h) is of the nature that it cannot be cured within the 30 day grace period but reasonably could be cured within 90 days, then Borrower shall have additional time as determined by Lender in its discretion, not to exceed an additional 60 days, in which to cure such default, provided that Borrower has diligently commenced to cure such default during the 30-day grace period and diligently pursues the cure of such default. However, no such Notice or grace periods shall apply in the case of any such failure which could, in Lender's judgment, absent immediate exercise by Lender of a right or remedy under this Instrument, result in harm to Lender, impairment of the Note or this Instrument or any other security given under any other Loan Document;

(i) any failure by Borrower to perform any of its obligations as and when required under any Loan Document other than this Instrument which continues beyond the applicable cure period, if any, specified in that Loan Document;

(j) any exercise by the holder of any other debt instrument secured by a mortgage, deed of trust or deed to secure debt on the Mortgaged Property of a right to declare all amounts due under that debt instrument immediately due and payable;

(k) if (i) Borrower or any SPE Equity Owner shall commence any case, Proceeding or other action under any existing or future law of any jurisdiction, domestic or foreign, relating to bankruptcy, insolvency, reorganization, conservatorship or relief of debtors (A) seeking to have an order for relief entered with respect to it, or seeking to adjudicate it a bankrupt or insolvent, or seeking reorganization, arrangement, adjustment, winding-up, liquidation, dissolution, composition or other relief with respect to it or its debt, or (B) seeking appointment of a receiver, trustee, custodian, conservator or other similar official for it or for all or any substantial part of its assets; or (ii) there shall be commenced against Borrower or any SPE Equity Owner any case, Proceeding, or other action of a nature referred to in clause (i) above by any party other than Lender which (A) results in the entry of an order for relief or any such adjudication or appointment, or (B) remains undismissed, undischarged or unbonded for a period of ninety (90) days; or (iii) there shall be commenced against Borrower or any SPE Equity Owner any case, Proceeding or other action seeking issuance of a warrant of attachment, execution, distraint or similar process against all or any substantial part of its assets which results in the entry of any order by a court of competent jurisdiction for any such relief which shall not have been vacated, discharged, or stayed or bonded pending appeal within ninety (90) days from the entry thereof; or (iv) Borrower or any SPE Equity Owner shall take any action in furtherance of, or indicating its consent to, approval of, or acquiescence in, any of the acts set forth in clause (i), (ii) or (iii) above; and

(l) any representations and warranties by Borrower or any SPE Equity Owner in this Instrument that are false or misleading in any material respect.

23. REMEDIES CUMULATIVE; REMEDIES OF BORROWER. Each right and remedy provided in this Instrument is distinct from all other rights or remedies under this Instrument or any other Loan Document or afforded by applicable law, and each shall be cumulative and may be exercised concurrently, independently, or successively, in any order. In the event that a claim or adjudication is made that Lender has acted unreasonably or unreasonably delayed acting in any case where, by law or under this Instrument or the other Loan Documents, Lender has an obligation to act reasonably or promptly, Lender shall not be liable for any monetary damages, and Borrower's sole remedy shall be limited to commencing an action seeking injunctive relief or declaratory judgment. Any action or proceeding to determine whether Lender has acted reasonably shall be determined by an action seeking declaratory judgment.

24. FORBEARANCE.

(a) Lender may (but shall not be obligated to) agree with Borrower, from time to time, and without giving notice to, or obtaining the consent of, or having any effect upon the obligations of, any guarantor or other third party obligor, to take any of the following actions: extend the time for payment of all or any part of the Indebtedness; reduce the payments due under this Instrument, the Note, or any other Loan Document; release anyone liable for the payment of any amounts under this Instrument, the Note, or any other Loan Document; accept a renewal of the Note; modify the terms and time of payment of the Indebtedness; join in any extension or subordination agreement; release any Mortgaged Property; take or release other or additional security; modify the rate of interest or period of amortization of the Note or change the amount of the monthly installments payable under the Note; and otherwise modify this Instrument, the Note, or any other Loan Document.

(b)   Any forbearance by Lender in exercising any right or remedy under the Note, this Instrument, or any other Loan Document or otherwise afforded by applicable law, shall not be a waiver of or preclude the exercise of any other right or remedy, or the subsequent exercise of any right or remedy. The acceptance by Lender of payment of all or any part of the Indebtedness after the due date of such payment, or in an amount which is less than the required payment, shall not be a waiver of Lender's right to require prompt payment when due of all other payments on account of the Indebtedness or to exercise any remedies for any failure to make prompt payment. Enforcement by Lender of any security for the Indebtedness shall not constitute an election by Lender of remedies so as to preclude the exercise of any other right available to Lender. Lender's receipt of any awards or proceeds under Sections 19 and 20 shall not operate to cure or waive any Event of Default.

25.   **LOAN CHARGES.** If any applicable law limiting the amount of interest or other charges permitted to be collected from Borrower is interpreted so that any charge provided for in any Loan Document, whether considered separately or together with other charges levied in connection with any other Loan Document, violates that law, and Borrower is entitled to the benefit of that law, that charge is hereby reduced to the extent necessary to eliminate that violation. The amounts, if any, previously paid to Lender in excess of the permitted amounts shall be applied by Lender to reduce the principal of the Indebtedness. For the purpose of determining whether any applicable law limiting the amount of interest or other charges permitted to be collected from Borrower has been violated, all Indebtedness which constitutes interest, as well as all other charges levied in connection with the Indebtedness which constitute interest, shall be deemed to be allocated and spread over the stated term of the Note. Unless otherwise required by applicable law, such allocation and spreading shall be effected in such a manner that the rate of interest so computed is uniform throughout the stated term of the Note.

26.   **WAIVER OF STATUTE OF LIMITATIONS, OFFSETS, AND COUNTERCLAIMS.** Borrower hereby waives the right to assert any statute of limitations as a bar to the enforcement of the lien of this Instrument or to any action brought to enforce any Loan Document. Borrower hereby waives the right to assert a counterclaim, other than a compulsory counterclaim, in any action or proceeding brought against it by Lender or otherwise to offset any obligations to make the payments required by the Loan Documents. No failure by Lender to perform any of its obligations hereunder shall be a valid defense to, or result in any offset against, any payments that Borrower is obligated to make under any of the Loan Documents.

27.   **WAIVER OF MARSHALLING.** Notwithstanding the existence of any other security interests in the Mortgaged Property held by Lender or by any other party, Lender shall have the right to determine the order in which any or all of the Mortgaged Property shall be subjected to the remedies provided in this Instrument, the Note, any other Loan Document or applicable law. Lender shall have the right to determine the order in which any or all portions of the Indebtedness are satisfied from the proceeds realized upon the exercise of such remedies. Borrower and any party who now or in the future acquires a security interest in the Mortgaged Property and who has actual or constructive notice of this Instrument waives any and all right to require the marshalling of assets or to require that any of the Mortgaged Property be sold in the inverse order of alienation or that any of the Mortgaged Property be sold in parcels or as an

entirety in connection with the exercise of any of the remedies permitted by applicable law or provided in this Instrument.

28. **FURTHER ASSURANCES; LENDER'S EXPENSES.** Borrower shall execute, acknowledge, and deliver, at its sole cost and expense, all further acts, deeds, conveyances, assignments, estoppel certificates, financing statements or amendments, transfers and assurances as Lender may require from time to time in order to better assure, grant, and convey to Lender the rights intended to be granted, now or in the future, to Lender under this Instrument and the Loan Documents. Borrower acknowledges and agrees that, in connection with each request by Borrower under this Instrument or any Loan Document, Borrower shall pay all reasonable Attorneys' Fees and Costs and expenses incurred by Lender, including any fees charged by the Rating Agencies, regardless of whether the matter is approved, denied or withdrawn. Any amounts payable by Borrower hereunder shall be deemed a part of the Indebtedness, shall be secured by this Instrument and shall bear interest at the Default Rate if not fully paid within ten (10) days of written demand for payment.

29. **ESTOPPEL CERTIFICATE.** Within 10 days after a request from Lender, Borrower shall deliver to Lender a written statement, signed and acknowledged by Borrower, certifying to Lender or any Person designated by Lender, as of the date of such statement, (i) that the Loan Documents are unmodified and in full force and effect (or, if there have been modifications, that the Loan Documents are in full force and effect as modified and setting forth such modifications); (ii) the unpaid principal balance of the Note; (iii) the date to which interest under the Note has been paid; (iv) that Borrower is not in default in paying the Indebtedness or in performing or observing any of the covenants or agreements contained in this Instrument or any of the other Loan Documents (or, if the Borrower is in default, describing such default in reasonable detail); (v) whether or not there are then existing any setoffs or defenses known to Borrower against the enforcement of any right or remedy of Lender under the Loan Documents; and (vi) any additional facts requested by Lender.

30. **GOVERNING LAW; CONSENT TO JURISDICTION AND VENUE.**

(a) This Instrument, and any Loan Document which does not itself expressly identify the law that is to apply to it, shall be governed by the laws of the jurisdiction in which the Land is located (the "**Property Jurisdiction**").

(b) Borrower agrees that any controversy arising under or in relation to the Note, this Instrument, or any other Loan Document may be litigated in the Property Jurisdiction. The state and federal courts and authorities with jurisdiction in the Property Jurisdiction shall have jurisdiction over all controversies that shall arise under or in relation to the Note, any security for the Indebtedness, or any other Loan Document. Borrower irrevocably consents to service, jurisdiction, and venue of such courts for any such litigation and waives any other venue to which it might be entitled by virtue of domicile, habitual residence or otherwise. However, nothing in this Section 30 is intended to limit Lender's right to bring any suit, action or proceeding relating to matters under this Instrument in any court of any other jurisdiction.

31. **NOTICE.**

(a) All Notices, demands and other communications ("**Notice**") under or concerning this Instrument shall be in writing. Each Notice shall be addressed to the intended recipient at its address set forth in this Instrument, and shall be deemed given on the earliest to occur of (i) the date when the Notice is received by the addressee; (ii) the first Business Day after the Notice is delivered to a recognized overnight courier service, with arrangements made for payment of charges for next Business Day delivery; or (iii) the third Business Day after the Notice is deposited in the United States mail with postage prepaid, certified mail, return receipt requested.

(b)   Any party to this Instrument may change the address to which Notices intended for it are to be directed by means of Notice given to the other party in accordance with this Section 31. Each party agrees that it will not refuse or reject delivery of any Notice given in accordance with this Section 31, that it will acknowledge, in writing, the receipt of any Notice upon request by the other party and that any Notice rejected or refused by it shall be deemed for purposes of this Section 31 to have been received by the rejecting party on the date so refused or rejected, as conclusively established by the records of the U.S. Postal Service or the courier service.

(c)   Any Notice under the Note and any other Loan Document that does not specify how Notices are to be given shall be given in accordance with this Section 31.

32.   SALE OF NOTE; CHANGE IN SERVICER; LOAN SERVICING. The Note or a partial interest in the Note (together with this Instrument and the other Loan Documents) may be sold one or more times without prior Notice to Borrower. A sale may result in a change of the Loan Servicer. There also may be one or more changes of the Loan Servicer unrelated to a sale of the Note. If there is a change of the Loan Servicer, Borrower will be given Notice of the change. All actions regarding the servicing of the Loan evidenced by the Note, including the collection of payments, the giving and receipt of Notice, inspections of the Mortgaged Property, inspections of books and records, and the granting of consents and approvals, may be taken by the Loan Servicer unless Borrower receives Notice to the contrary. If Borrower receives conflicting Notices regarding the identity of the Loan Servicer or any other subject, any such Notice from Lender shall govern.

33.   SINGLE PURPOSE ENTITY.

(a)   Until the Indebtedness is paid in full, each Borrower and SPE Equity Owner shall remain a Single Purpose Entity.

(b)   A "Single Purpose Entity" means a corporation, limited partnership, or limited liability company which, at all times since its formation and thereafter:

    (i)   shall not engage in any business or activity, other than the ownership, operation and maintenance of the Mortgaged Property and activities incidental thereto;

    (ii)   shall not acquire, own, hold, lease, operate, manage, maintain, develop or improve any assets other than the Mortgaged Property and such Personalty as may be necessary for the operation of the Mortgaged Property and shall conduct and operate its business as presently conducted and operated;

    (iii)   shall preserve its existence as an entity duly organized, validly existing and in good standing (if applicable) under the laws of the jurisdiction of its formation or organization and shall do all things necessary to observe organizational formalities;

    (iv)   shall not merge or consolidate with any other Person;

    (v)   shall not take any action to dissolve, wind-up, terminate or liquidate in whole or in part; to sell, transfer or otherwise dispose of all or substantially all of its assets; to change its legal structure; transfer or permit the direct or indirect transfer of any partnership, membership or other equity interests, as applicable, other than Transfers permitted hereunder; issue additional partnership, membership or other equity interests, as applicable; or seek to accomplish any of the foregoing;

(vi)   shall not, without the prior unanimous written consent of all of the Borrower's partners, members, or shareholders, as applicable, and, if applicable, the prior unanimous written consent of one hundred percent (100%) of the members of the board of directors or of the board of managers of the Borrower or the SPE Equity Owner: (A) file any insolvency, or reorganization case or proceeding, to institute proceedings to have the Borrower or any SPE Equity Owner be adjudicated bankrupt or insolvent, (B) institute proceedings under any applicable insolvency law, (C) seek any relief under any law relating to relief from debts or the protection of debtors, (D) consent to the filing or institution of bankruptcy or insolvency proceedings against the Borrower or any SPE Equity Owner, (E) file a petition seeking, or consent to, reorganization or relief with respect to the Borrower or any SPE Equity Owner under any applicable federal or state law relating to bankruptcy or insolvency, (F) seek or consent to the appointment of a receiver, liquidator, assignee, trustee, sequestrator, custodian, or any similar official for the Borrower or a substantial part of its property or for any SPE Equity Owner or a substantial part of its property, (G) make any assignment for the benefit of creditors of the Borrower or any SPE Equity Owner, (H) admit in writing the Borrower's or any SPE Equity Owner's inability to pay its debts generally as they become due, or (I) take action in furtherance of any of the foregoing;

(vii)   shall not amend or restate its organizational documents if such change would modify the requirements set forth in this Section 33;

(viii)   shall not own any subsidiary or make any investment in, any other Person;

(ix)   shall not commingle its assets with the assets of any other Person and shall hold all of its assets in its own name;

(x)   shall not incur any debt, secured or unsecured, direct or contingent (including, without limitation, guaranteeing any obligation), other than, (A) the Indebtedness (and any further indebtedness as described in Section 43 with regard to Supplemental Mortgages) and (B) customary unsecured trade payables incurred in the ordinary course of owning and operating the Mortgaged Property provided the same are not evidenced by a promissory note, do not exceed, in the aggregate, at any time a maximum amount of two percent (2%) of the original principal amount of the Indebtedness and are paid within sixty (60) days of the date incurred;

(xi)   shall maintain its records, books of account, bank accounts, financial statements, accounting records and other entity documents separate and apart from those of any other Person and shall not list its assets as assets on the financial statement of any other Person; provided, however, that the Borrower's assets may be included in a consolidated financial statement of its Affiliate provided that (A) appropriate notation shall be made on such consolidated financial statements to indicate the separateness of the Borrower from such Affiliate and to indicate that the Borrower's assets and credit are not available to satisfy the debts and other obligations of such Affiliate or any other Person and (B) such assets shall also be listed on the Borrower's own separate balance sheet;

(xii)   except for capital contributions or capital distributions permitted under the terms and conditions of its organizational documents, shall only enter into any contract or agreement with any general partner, member, shareholder, principal or Affiliate of Borrower or any guarantor, or any general partner, member, principal or Affiliate thereof, upon terms and conditions that are commercially reasonable and substantially similar to those that would be available on an arm's-length basis with third parties;

(xiii)   shall not maintain its assets in such a manner that will be costly or difficult to segregate, ascertain or identify its individual assets from those of any other Person;

(xiv)   shall not assume or guaranty (excluding any guaranty that has been executed and delivered in connection with the Note) the debts or obligations of any other Person, hold itself out to be responsible for the debts of another Person, pledge its assets to secure the obligations of any other Person or otherwise pledge its assets for the benefit of any other Person, or hold out its credit as being available to satisfy the obligations of any other Person;

(xv)   shall not make or permit to remain outstanding any loans or advances to any other Person except for those investments permitted under the Loan Documents and shall not buy or hold evidence of indebtedness issued by any other Person (other than cash or investment-grade securities);

(xvi)   shall file its own tax returns separate from those of any other Person, except to the extent that the Borrower is treated as a "disregarded entity" for tax purposes and is not required to file tax returns under applicable law, and shall pay any taxes required to be paid under applicable law;

(xvii)   shall hold itself out to the public as a legal entity separate and distinct from any other Person and conduct its business solely in its own name, shall correct any known misunderstanding regarding its separate identity and shall not identify itself or any of its Affiliates as a division or department of any other Person;

(xviii)   shall maintain adequate capital for the normal obligations reasonably foreseeable in a business of its size and character and in light of its contemplated business operations and shall pay its debts and liabilities from its own assets as the same shall become due;

(xix)   shall allocate fairly and reasonably shared expenses with Affiliates (including, without limitation, shared office space) and use separate stationery, invoices and checks bearing its own name;

(xx) shall pay (or cause the Property Manager to pay on behalf of the Borrower from the Borrower's funds) its own liabilities (including, without limitation, salaries of its own employees) from its own funds;

(xxi) shall not acquire obligations or securities of its partners, members, shareholders, or Affiliates, as applicable;

(xxii) except as contemplated or permitted by the property management agreement with respect to the Property Manager, shall not permit any Affiliate or constituent party independent access to its bank accounts;

(xxiii) shall maintain a sufficient number of employees (if any) in light of its contemplated business operations and pay the salaries of its own employees, if any, only from its own funds;

(xxiv) if such entity is a single member limited liability company, such entity shall (A) be formed and organized under Delaware law, (B) have either (1) one springing member that is a corporation whose stock is 100% owned by the sole member of Borrower and that satisfies the requirements for a corporate springing member set forth below in this subsection or (2) two springing members who are natural persons and (C) otherwise comply with all Rating Agencies criteria for single member limited liability companies (including, without limitation, the delivery of Delaware single member limited liability company opinions acceptable in all respects to Lender and to the Rating Agencies). If the springing member is a corporation, such springing member shall at all times comply, and will cause Borrower to comply, with each of the representations, warranties and covenants contained in this Section 33 as if such representation, warranty or covenant were made directly by such corporation. If there is more than one springing member, only one springing member shall be the sole member of Borrower at any one time, and the second springing member shall become the sole member only upon the first springing member ceasing to be a member, so that at all times Borrower has one and only one member;

(xxv) if such entity is a single member limited liability company that is board-managed, such entity shall have a board of managers separate from that of guarantor and any other Person and shall cause its board of managers to keep minutes of board meetings and actions and observe all other Delaware limited liability company required formalities; and

(xxvi) if a SPE Equity Owner is required pursuant to Section 1(jjjj) of this Instrument, if the Borrower is (A) a limited liability company with more than one member, then the Borrower has and shall have at least one (1) member that is an SPE Equity Owner that has satisfied and shall satisfy the requirements of Section 33(c) below and such member is its managing member, or (B) a limited partnership, then all of its general partners are SPE Equity Owners that have satisfied and shall satisfy the requirements of Section 33(c) below.

(c) With respect to each SPE Equity Owner, if applicable, a "Single Purpose Entity" means a corporation or a Delaware single member limited liability company which, at all times since its formation and thereafter complies in its own right (subject to the modifications set forth below), and shall cause Borrower to comply, with each of the requirements contained in Section 33(b). Upon the withdrawal or the disassociation of an SPE Equity Owner from Borrower, Borrower shall immediately appoint a new SPE Equity Owner, whose organizational documents are substantially similar to those of the withdrawn or disassociated SPE Equity Owner, and deliver a new nonconsolidation opinion to the Rating Agencies and Lender in form and substance satisfactory to Lender and to the Rating Agencies (unless the opinion is waived by the Rating Agencies), with regard to nonconsolidation by a bankruptcy court of the assets of each of the Borrower and SPE Equity Owner with those of its Affiliates.

(i) With respect to Sections 33(b)(i) and 33(b)(x) the SPE Equity Owner shall not engage in any business or activity other than being the sole managing member or general partner, as the case may be, of the Borrower and owning at least a 0.5% equity interest in Borrower;

(ii) With respect to Section 33(b)(ii), the SPE Equity Owner has not and shall not acquire or own any assets other than its equity interest in the Borrower and personal property related thereto; and

(iii) With respect to Section 33(b)(viii), the SPE Equity Owner shall not own any subsidiary or make any investment in any other Person, except for Borrower;

(iv) With respect to Section 33(b)(xiv), the SPE Equity Owner shall not assume or guaranty the debts or obligations of any other Person, hold itself out to be responsible for the debts of another Person, pledge its assets to secure the obligations of any other Person or otherwise pledge its assets for the benefit of any other Person, or hold out its credit as being available to satisfy the obligations of any other Person, except for in its capacity as general partner of the Borrower (if applicable);

(v) With respect to Section 33(b)(x), the SPE Equity Owner has not and shall not incur any debt, secured or unsecured, direct or contingent (including, without limitation, guaranteeing any obligation), other than (A) customary unsecured payables incurred in the ordinary course of owning the Borrower provided the same are not evidenced by a promissory note, do not exceed, in the aggregate, at any time a maximum amount of $10,000 and are paid within sixty (60) days of the date incurred and (B) except in its capacity as general partner of the Borrower (if applicable).

(d) [INTENTIONALLY DELETED]

(e) Notwithstanding anything to the contrary in this Instrument, no Transfer will be permitted under Sections 21(c), (d), (e) or (f) unless the provisions of this Section 33 are satisfied at all times.

34. **SUCCESSORS AND ASSIGNS BOUND.** This Instrument shall bind, and the rights granted by this Instrument shall inure to, the respective successors and assigns of Lender and Borrower. However, a Transfer not permitted by Section 21 shall be an Event of Default.

35. **JOINT AND SEVERAL LIABILITY.** If more than one Person signs this Instrument as Borrower, the obligations of such Persons shall be joint and several.

36. **RELATIONSHIP OF PARTIES; NO THIRD PARTY BENEFICIARY.**

(a)   The relationship between Lender and Borrower shall be solely that of creditor and debtor, respectively, and nothing contained in this Instrument shall create any other relationship between Lender and Borrower.

(b)   No creditor of any party to this Instrument and no other Person shall be a third party beneficiary of this Instrument or any other Loan Document. Without limiting the generality of the preceding sentence, (i) any arrangement (a "**Servicing Arrangement**") between the Lender and any Loan Servicer for loss sharing or interim advancement of funds shall constitute a contractual obligation of such Loan Servicer that is independent of the obligation of Borrower for the payment of the Indebtedness, (ii) Borrower shall not be a third party beneficiary of any Servicing Arrangement, and (iii) no payment by the Loan Servicer under any Servicing Arrangement will reduce the amount of the Indebtedness.

37.   **SEVERABILITY; AMENDMENTS.** The invalidity or unenforceability of any provision of this Instrument shall not affect the validity or enforceability of any other provision, and all other provisions shall remain in full force and effect. This Instrument contains the entire agreement among the parties as to the rights granted and the obligations assumed in this Instrument. This Instrument may not be amended or modified except by a writing signed by the party against whom enforcement is sought; provided, however, that in the event of a Transfer prohibited by or requiring Lender's approval under Section 21, any or some or all of the Modifications to Instrument set forth in Exhibit B (if any) may be modified or rendered void by Lender at Lender's option by Notice to Borrower and the transferee(s).

38.   **CONSTRUCTION.** The captions and headings of the Sections of this Instrument are for convenience only and shall be disregarded in construing this Instrument. Any reference in this Instrument to an "Exhibit" or a "Section" shall, unless otherwise explicitly provided, be construed as referring, respectively, to an Exhibit attached to this Instrument or to a Section of this Instrument. All Exhibits attached to or referred to in this Instrument are incorporated by reference into this Instrument. Any reference in this Instrument to a statute or regulation shall be construed as referring to that statute or regulation as amended from time to time. Use of the singular in this Agreement includes the plural and use of the plural includes the singular. As used in this Instrument, the term "including" means "including, but not limited to."

39.   **DISSEMINATION OF INFORMATION.** Borrower acknowledges that Lender may provide to third parties with an existing or prospective interest in the servicing, enforcement, evaluation, performance, ownership, purchase, participation or Securitization of the Loan, including, without limitation, any of the Rating Agencies, any entity maintaining databases on the underwriting and performance of commercial mortgage loans, as well as governmental regulatory agencies having regulatory authority over Lender, any and all information which Lender now has or may hereafter acquire relating to the Loan, the Mortgaged Property, Borrower, any SPE Equity Owner or any guarantor, as Lender determines necessary or desirable and that such information may be included in disclosure documents in connection with a Securitization or syndication of participation interests, including, without limitation, a prospectus, prospectus supplement, offering memorandum, private placement memorandum or similar document (each, a "**Disclosure Document**") and also may be included in any filing with the Securities and Exchange Commission pursuant to the Securities Act or the Securities Exchange Act. To the fullest extent permitted under applicable law, Borrower irrevocably waives all rights, if any, to prohibit such disclosure, including, without limitation, any right of privacy.

40.   **NO CHANGE IN FACTS OR CIRCUMSTANCES.** Borrower warrants that (a) all information in the application for the Loan submitted to Lender (the "**Loan Application**") and in all financial statements, Rent Schedules, reports, certificates and other documents

submitted in connection with the Loan Application are complete and accurate in all material respects; and (b) there has been no material adverse change in any fact or circumstance that would make any such information incomplete or inaccurate.

41.   SUBROGATION. If, and to the extent that, the proceeds of the Loan evidenced by the Note, or subsequent advances under Section 12, are used to pay, satisfy or discharge a Prior Lien, such Loan proceeds or advances shall be deemed to have been advanced by Lender at Borrower's request, and Lender shall automatically, and without further action on its part, be subrogated to the rights, including lien priority, of the owner or holder of the obligation secured by the Prior Lien, whether or not the Prior Lien is released.

42.   [INTENTIONALLY DELETED]

43.   SUPPLEMENTAL FINANCING.

(a)   This Section shall apply only if at the time of any application referred to below, the Federal Home Loan Mortgage Corporation ("**Freddie Mac**") has in effect a product described in its *Multifamily Seller/Servicer Guide* under which it purchases supplemental mortgages on multifamily properties that meet specified criteria (a "**Supplemental Mortgage Product**").

(b)   After the first anniversary of the date of this Instrument (the "**First Mortgage**"), Freddie Mac will consider an application from an originating lender that is generally approved by Freddie Mac to sell mortgages to Freddie Mac under the Supplemental Mortgage Product (an "**Approved Seller/Servicer**") for the purchase by Freddie Mac of a proposed indebtedness of Borrower to the Approved Seller/Servicer to be secured by one or more supplemental mortgages on the Mortgaged Property (such indebtedness and supplemental mortgages being referred to together as a "**Supplemental Mortgage**"). Freddie Mac will purchase each Supplemental Mortgage secured by the Mortgaged Property if the following conditions are satisfied:

(i)   At the time of the proposed Supplemental Mortgage, no Event of Default shall have occurred and be continuing and no event or condition shall have occurred and be continuing that, with the giving of Notice or the passage of time, or both, would become an Event of Default;

(ii)   Borrower and the Mortgaged Property must be acceptable to Freddie Mac under its Supplemental Mortgage Product;

(iii)   New loan documents must be entered into to reflect each Supplemental Mortgage, such documents to be acceptable to Freddie Mac in its sole discretion;

(iv)   Each Supplemental Mortgage will not cause the combined debt service coverage ratio of the Mortgaged Property after each Supplemental Mortgage to be less than 1.25:1, subject to increase in accordance with Freddie Mac's then-current policies ("**Required DSCR**"), as determined by Freddie Mac. As used in this Section, the term "combined debt service coverage ratio" means, with respect to the Mortgaged Property, the ratio of (A) the annual net operating income from the operations of the Mortgaged Property at the time of the proposed Supplemental Mortgage to (B) the aggregate of the annual principal and interest payable on (I) the Indebtedness under this Instrument (using a 30-year amortization schedule), (II) any "Indebtedness" as defined in any security instruments recorded against the Mortgaged Property (using a 30-year amortization schedule for any Supplemental Mortgages) and (III) the proposed "Indebtedness" for any Supplemental Mortgage (using a 30-year amortization schedule). The annual net operating income of the Mortgaged Property will be as determined by Freddie Mac in its sole discretion considering factors such as income in place at the time of the proposed Supplemental Mortgage and income during the preceding twelve (12) months, and actual, historical and anticipated operating expenses. Freddie Mac shall determine the combined debt service coverage ratio of the Mortgaged Property based on its underwriting. Borrower shall provide Freddie Mac such financial statements and other information Freddie Mac may require to make these determinations;

(v) Each Supplemental Mortgage will not cause the combined loan to value ratio of the Mortgaged Property after each Supplemental Mortgage to exceed 72% ("Required LTV"), as determined by Freddie Mac. As used in this Section, "combined loan to value ratio" means, with respect to the Mortgaged Property, the ratio, expressed as a percentage, of (A) the aggregate outstanding principal balances of (I) the Indebtedness under this Instrument, (II) any "Indebtedness" as defined in any security instruments recorded against the Mortgaged Property and (III) the proposed "Indebtedness" for any Supplemental Mortgage, to (B) the value of the Mortgaged Property. Freddie Mac shall determine the combined loan to value ratio of the Mortgaged Property based on its underwriting. Borrower shall provide Freddie Mac such financial statements and other information Freddie Mac may require to make these determinations. In addition, Freddie Mac, at Borrower's expense, may obtain MAI appraisals of the Mortgaged Property in order to assist Freddie Mac in making the determinations hereunder. If Freddie Mac requires an appraisal, then the value of the Mortgaged Property that will be used to determine whether the Required LTV has been met shall be the lesser of (A) the appraised value set forth in such appraisal or (B) the value of the Mortgaged Property as determined by Freddie Mac;

(vi) The Borrower's organizational documents are amended to permit the Borrower to incur additional debt in the form of Supplemental Mortgages (Lender shall consent to such amendment(s));

(vii) One or more natural persons or entities acceptable to Freddie Mac executes and delivers to the Approved Seller/Servicer a guaranty in a form acceptable to Freddie Mac with respect to the exceptions to non-recourse liability described in Freddie Mac's form promissory note, unless Freddie Mac has elected to waive its requirement for a guaranty;

(viii) The loan term of each Supplemental Mortgage shall be coterminous with the First Mortgage or longer than the First Mortgage, including any "Extension Period" described in the Note secured by the First Mortgage, at Freddie Mac's discretion;

(ix) The Prepayment Premium Period (as defined in the Note) of each Supplemental Mortgage shall be coterminous with the Prepayment Premium Period or the combined Lockout Period and Defeasance Period (all, as defined in the Note), as applicable, of the First Mortgage;

(x)   The interest rate of each Supplemental Mortgage will be determined by Freddie Mac in its sole and absolute discretion;

(xi)   The Lender enters into an intercreditor agreement ("Intercreditor Agreement") acceptable to Freddie Mac and to Lender for each Supplemental Mortgage;

(xii)   Borrower's payment of fees and other expenses charged by Lender, Freddie Mac, the Approved Seller/Servicer, and the Rating Agencies (including reasonable Attorneys' Fees and Costs) in connection with reviewing and originating each Supplemental Mortgage;

(xiii)   Notwithstanding anything to the contrary in Section 7 of this Instrument, Borrower shall make deposits under this First Mortgage for the payment of any Impositions, so long as a Supplemental Mortgage is outstanding, and such deposits shall be credited to the payment of such Impositions under any Supplemental Mortgage;

(xiv)   If any Supplemental Mortgage is outstanding, the Borrower must obtain the consent of the lender for each Supplemental Mortgage prior to agreeing to any modifications or amendments to the Loan Documents;

(xv)   All other requirements of the Supplemental Mortgage Product must be met, unless Freddie Mac has elected to waive one or more of its requirements.

(c)   No later than 5 Business Days after Lender's receipt of a written request from Borrower, Lender shall provide the following information to an Approved Seller/Servicer upon Borrower's written request. Lender shall only be obligated to provide this information in connection with Borrower's request for a Supplemental Mortgage from an Approved Seller/Servicer; provided, however, if Freddie Mac is the owner of the Note, Lender shall not be obligated to provide such information:

(i)   the then-current outstanding principal balance of the First Mortgage;

(ii)   payment history of the First Mortgage;

(iii)   whether taxes, insurance, ground rents, replacement reserves, repair escrows, or other escrows are being collected on the First Mortgage and the amount of each such escrow as of the date of the request;

(iv)   whether any repairs, capital replacements or improvements or rental achievement or burn-off guaranty requirements are existing or outstanding under the terms of the First Mortgage;

(v)   a copy of the most recent inspection report for the Mortgaged Property;

(vi)   whether any modifications or amendments have been made to the Loan Documents for the First Mortgage since origination of the First Mortgage and, if applicable, a copy of such modifications and amendments; and

(vii)   whether to Lender's knowledge any Event of Default exists under the First Mortgage.

(d)   Lender shall have no obligation to consent to any mortgage or lien on the Mortgaged Property that secures any indebtedness other than the Indebtedness, except as set forth herein.

(e)   If a Supplemental Mortgage is made to Borrower, Borrower agrees that the terms of the Intercreditor Agreement shall govern with respect to any distributions of excess proceeds by Lender to the Approved Seller/Servicer, Freddie Mac or their successors and/or assigns (collectively, the "**Junior Lender**"), and Borrower agrees that Lender may distribute any excess proceeds received by Lender pursuant to the Loan Documents to Junior Lender pursuant to the Intercreditor Agreement.

44.   DEFEASANCE (Section Applies if Loan is Assigned to REMIC Trust Prior to the Cut-off Date). This Section 44 shall apply in the event the Note is assigned to a REMIC trust prior to the Cut-off Date, and, subject to Section 44(a) and (c) below, Borrower shall have the right to defease the Loan in whole ("**Defeasance**") and obtain the release of the Mortgaged Property from the lien of this Instrument upon the satisfaction of the following conditions:

(a)   Borrower shall not have the right to obtain Defeasance at any of the following times:

      (i)   if the Loan is not assigned to a REMIC trust;

      (ii)   during the Lockout Period (as defined in the Note);

      (iii) ·   after the expiration of the Defeasance Period (as defined in the Note); or

      (iv)   after Lender has accelerated the maturity of the unpaid principal balance of, accrued interest on, and other amounts payable under, the Note pursuant to Section 6 of the Note.

(b)   Borrower shall give Lender Notice (the "**Defeasance Notice**") specifying a Business Day (the "**Defeasance Closing Date**") on which Borrower desires to close the Defeasance. The Defeasance Closing Date specified by Borrower may not be more than 60 calendar days, nor less than 30 calendar days, after the date on which the Defeasance Notice is received by Lender. Lender will acknowledge receipt of the Defeasance Notice and will state in such receipt whether Lender will designate the Successor Borrower or will permit Borrower to designate the Successor Borrower.

(c)   The Defeasance Notice must be accompanied by a $10,000 non-refundable fee (the "**Defeasance Fee**"). If Lender does not receive the Defeasance Fee, then Borrower's right to obtain Defeasance pursuant to that Defeasance Notice shall terminate.

(d)   (i)   If Borrower timely pays the Defeasance Fee, but Borrower fails to perform its other obligations hereunder, Lender shall have the right to retain the Defeasance Fee as liquidated damages for Borrower's default and, except as provided in Section 44(d)(ii), Borrower shall be released from all further obligations under this Section 44. Borrower acknowledges that Lender will incur financing costs in arranging and preparing for the release of the Mortgaged Property from the lien of this Instrument in reliance on the executed Defeasance Notice. Borrower agrees that the Defeasance Fee represents a fair and reasonable estimate, taking into account all circumstances existing on the date of this Instrument, of the damages Lender will incur by reason of Borrower's default.

(ii)   In the event that the Defeasance is not consummated on the Defeasance Closing Date for any reason, Borrower agrees to reimburse Lender for all third party costs and expenses (other than financing costs covered by Section 44(d)(i) above) incurred by Lender in reliance on the executed Defeasance Notice, within 5 Business Days after Borrower receives a written demand for payment, accompanied by a statement, in reasonable detail, of Lender's third party costs and expenses.

(iii)   All payments required to be made by Borrower to Lender pursuant to this Section 44 shall be made by wire transfer of immediately available funds to the account(s) designated by Lender in its acknowledgement of the Defeasance Notice.

(e)   No Event of Default has occurred and is continuing.

(f)   The documents required to be delivered to Lender on or prior to the Defeasance Closing Date are:

(i)   an opinion of counsel for Borrower, in form and substance satisfactory to Lender, to the effect that Lender has a valid and perfected lien and security interest of first priority in the Defeasance Collateral and the proceeds thereof;

(ii)   an opinion of counsel for Borrower, in form and substance satisfactory to Lender, to the effect that the Pledge Agreement is duly authorized, executed, delivered and enforceable against Borrower in accordance with the respective terms;

(iii)   unless waived by Lender or unless Lender designates the Successor Borrower, an opinion of counsel for Successor Borrower, in form and substance satisfactory to Lender, to the effect that the Transfer and Assumption Agreement is duly authorized, executed, delivered and enforceable against Successor Borrower in accordance with the respective terms;

(iv)   unless waived by Lender or unless Lender designates the Successor Borrower, an opinion of counsel for Successor Borrower, in form and substance satisfactory to Lender, to the effect that the Successor Borrower has been validly created;

(v)   if Borrower designates the Successor Borrower, an opinion of counsel for Successor Borrower, in form and substance satisfactory to Lender and to the Rating Agencies, with regard to nonconsolidation of the assets of the Successor Borrower with those of its Affiliates by a bankruptcy court;

(vi)   unless waived by Lender, an opinion of counsel for Borrower, in form and substance satisfactory to Lender, to the effect that:

(A)   if, as of the Defeasance Closing Date, the Note is held by a REMIC trust, (1) the Defeasance has been effected in accordance with the requirements of Treasury Regulation Section 1.860G-2(a)(8) (as such regulation may be modified, amended or replaced from time to time), (2) the qualification and status of the REMIC trust as a REMIC will not be adversely affected or impaired as a

Page 56

result of the Defeasance, and (3) the REMIC trust will not incur a tax under Section 860G(d) of the Tax Code as a result of the Defeasance, and

(B)   the Defeasance will not result in a "sale or exchange" of the Note within the meaning of Section 1001(c) of the Tax Code and the temporary and final regulations promulgated thereunder;

(vii)   if any certificates evidencing the Securitization remain outstanding, a Rating Confirmation;

(viii)   unless waived by Lender, a written certificate from an independent certified public accounting firm (reasonably acceptable to Lender), confirming that the Defeasance Collateral will generate cash sufficient to make all Scheduled Debt Payments as they fall due under the Note, including full payment due on the Note on the Maturity Date;

(ix)   Lender's form of a pledge and security agreement ("Pledge Agreement") and financing statements which pledge and create a first priority security interest in the Defeasance Collateral in favor of Lender;

(x)   Lender's form of a transfer and assumption agreement ("Transfer and Assumption Agreement"), whereupon Borrower and any guarantor (in each case, subject to satisfaction of all requirements hereunder) shall be relieved from liability in connection with the Loan (other than any liability under Section 18 of this Instrument for events that occur prior to the Defeasance Closing Date, whether discovered before or after the Defeasance Closing Date) and Successor Borrower shall assume all remaining obligations;

(xi)   Forms of all documents necessary to release the Mortgaged Property from the liens created by this Instrument and related UCC financing statements (collectively, "Release Instruments"), each in appropriate form required by the state in which the Property is located; and

(xii)   such other opinions, certificates, documents or instruments as Lender may reasonably request;

(g)   Borrower shall deliver to Lender on or prior to the Defeasance Closing Date:

(i)   The Defeasance Collateral which meets all requirements of Section 44(g)(ii) below and is owned by Borrower, free and clear of all liens and claims of third-parties;

(ii)   The Defeasance Collateral must be in an amount to provide for (A) redemption payments to occur prior, but as close as possible, to all successive Installment Due Dates occurring under the Note after the Defeasance Closing Date and (B) deliver redemption proceeds at least equal to the amount of principal and interest due on the Note on each Installment Due Date including full payment due on the Note on the Maturity Date ("Scheduled Debt Payments"). The Defeasance Collateral shall be arranged such that redemption payments received from the Defeasance Collateral are paid directly to Lender to be applied on account of the Scheduled Debt Payments. Unless otherwise agreed in writing by Lender, the pledge of the Defeasance Collateral shall be effectuated through the book-entry facilities of a qualified securities intermediary designated by Lender in conformity with all applicable laws; and

(iii)   All accrued and unpaid interest and all other sums due under the Note, this Instrument and under the other Loan Documents, including, without limitation, all amounts due under Section 44(i) below, up to the Defeasance Closing Date shall be paid in full on or prior to the Defeasance Closing Date.

(h)   If Lender permits Borrower to designate the Successor Borrower, then Borrower shall, at Borrower's expense, designate or establish an accommodation borrower ("Successor Borrower") satisfactory to Lender (or Lender, at its option, may designate the Successor Borrower) which satisfies Lender's then current requirements for a "Single Purpose Entity" to assume at the time of Defeasance ownership of the Defeasance Collateral and liability for all of Borrower's obligations under the Pledge Agreement and the Loan Documents (to the extent that liability thereunder survives release of this Instrument). Borrower shall pay to Successor Borrower a fee of $1,000.00 as consideration of Successor Borrower's assumption of Borrower's obligations under the Loan Documents. Notwithstanding any contrary provision hereunder, no Transfer fee is payable to Lender upon a Transfer of the Loan in accordance with this Section.

(i)   Borrower shall pay all reasonable costs and expenses incurred by Lender in connection with the Defeasance in full on or prior to the Defeasance Closing Date, which payment is required prior to Lender's issuance of the Release Instruments and whether or not Defeasance is completed. Such expenses include, without limitation, all fees, costs and expenses incurred by Lender and its agents in connection with the Defeasance (including, without limitation, reasonable Attorneys' Fees and Costs for the review and preparation of the Pledge Agreement and of the other materials described herein and any related documentation, and any servicing fees, Rating Agencies' fees or other costs related to the Defeasance); the cost incurred by Lender to obtain a Rating Confirmation contemplated hereunder; reasonable Attorneys' Fees and Costs; and a processing fee to cover Lender's administrative costs to process Borrower's Defeasance request. Lender reserves the right to require that Borrower post a deposit to cover costs which Lender reasonably anticipates will be incurred.

45.   INTENTIONALLY DELETED.

46.   **LENDER'S RIGHTS TO SELL OR SECURITIZE.** Borrower acknowledges that Lender, and each successor to Lender's interest, may (without prior Notice to Borrower or Borrower's prior consent), sell or grant participations in the Loan (or any part thereof), sell or subcontract the servicing rights related to the Loan, securitize the Loan or include the Loan as part of a trust. Borrower, at its expense, agrees to cooperate with all reasonable requests of Lender in connection with any of the foregoing including, without limitation, executing any financing statements or other documents deemed necessary by Lender or its transferee to create, perfect or preserve the rights and interest to be acquired by such transferee, providing any updated financial information with appropriate verification through auditors letters, delivering a so called "10b-5" opinion, revised organizational documents and counsel opinions satisfactory to the Rating Agencies, executed amendments to the Loan Documents, and review information contained in a preliminary or final private placement memorandum, prospectus, prospectus supplements or other Disclosure Document, and providing a mortgagor estoppel certificate and such other information about Borrower, any SPE Equity Owner, any guarantor, any Property Manager or the Mortgaged Property as Lender may require for Lender's offering materials.

47. SECURITIZATION INDEMNIFICATION. Borrower and each guarantor agree to provide in connection with each Disclosure Document, an indemnification certificate: (a) certifying that all sections of such Disclosure Document relating to Borrower, any SPE Equity Owner, any guarantors, any Property Manager, their respective Affiliates, the Loan, the Loan Documents and the Mortgaged Property, and any risks or special considerations relating thereto, including, without limitation, the sections entitled "Special Considerations," and/or "Risk Factors," and "Certain Legal Aspects of the Mortgage Loan," or similar sections, as such sections relate thereto, have been carefully examined, and that, to the best of such indemnitor's knowledge, such sections (and any other sections reasonably requested) do not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in the light of the circumstances under which they were made, not misleading; (b) indemnifying Lender (and for purposes of this Section 47, Lender shall include its officers and directors) and any Affiliate of Lender that (i) has filed the registration statement, if any, relating to the Securitization and/or (ii) which is acting as issuer, depositor, sponsor and/or in a similar capacity with respect to the Securitization (any entity described in (i) or (ii), an "Issuer Person"), and each director and officer of any Issuer Person, and each entity who Controls any Issuer Person within the meaning of Section 15 of the Securities Act or Section 20 of the Securities Exchange Act (collectively, "Issuer Group"), and each entity which is acting as an underwriter, manager, placement agent, initial purchaser or in a similar capacity with respect to the Securitization, each of its directors and officers and each entity who Controls any such entity within the meaning of Section 15 of the Securities Act or Section 20 of the Securities Exchange Act which is acting as an underwriter, manager, placement agent, initial purchaser or in a similar capacity with respect to the Securitization, each of its directors and officers and each entity who Controls any such entity within the meaning of Section 15 of the Securities Act and Section 20 of the Securities Exchange Act (collectively, "Underwriter Group") for any losses to which Lender, the Issuer Group or the Underwriter Group may become subject insofar as the losses arise out of or are based upon any untrue statement of any material fact contained in such section or arise out of or are based upon the omission to state therein a material fact required to be stated in such sections necessary in order to make the statements in such sections or in light of the circumstances under which they were made, not misleading (collectively, "Securities Liabilities"); and (c) agreeing to reimburse Lender, the Issuer Group and the Underwriter Group for any legal or other expenses reasonably incurred by Lender, the Issuer Group and the Underwriter Group in investigating or defending the Securities Liabilities; provided, however, that indemnitor will be liable under clauses (b) or (c) above only to the extent that such Securities Liabilities arise out of, or are based upon, any such untrue statement or omission made therein in reliance upon, and in conformity with, information furnished to Lender or any member of the Issuer Group or Underwriter Group by or on behalf of Borrower or a guarantor in connection with the preparation of the Disclosure Documents or in connection with the underwriting of the Loan, including, without limitation, financial statements of Borrower, any SPE Equity Owner or any guarantor, and operating statements, rent rolls, environmental site assessment reports and property condition reports with respect to the Mortgaged Property (other than any such misstatements contained in (or omissions from) third party reports prepared by third parties not affiliated directly or indirectly with Borrower). This indemnity is in addition to any liability which Borrower may otherwise have and shall be effective whether or not an indemnification certificate described above is provided and shall be applicable based on information previously provided by or on behalf of Borrower or a guarantor if the indemnification certificate is not provided. Notwithstanding the foregoing, any indemnification certificate may expressly exclude any information contained in third party reports prepared by parties that are not Affiliates of Borrower or any guarantor ("Third Party Information"), and the obligations and liability of Borrower and any guarantor pursuant to this Section shall not extend to the Third Party Information.

48. WARRANTIES OF BORROWER. Borrower, for itself and its successors and assigns, does hereby represent, warrant and covenant to and with Lender, its successors and assigns, that:

(a) The representations, warranties and covenants contained in this Instrument survive for as long as any Indebtedness remains outstanding;

(b) None of the items shown in the Schedule of Title Exceptions will materially or adversely affect (i) the ability of the Borrower to pay the Loan in full, (ii) the use for which all or any part of the Mortgaged Property is being used at the time this Instrument was executed, except as set forth in Section 11 of this Instrument, (iii) the operation of the Mortgaged Property or (iv) the value of the Mortgaged Property;

(c) Borrower is not an "investment company", or a company Controlled by an "investment company," as such terms are defined in the Investment Company Act of 1940, as amended;

(d) Borrower is not an "employee benefit plan," as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), which is subject to Title I of ERISA and the assets of Borrower do not constitute "plan assets" of one or more such plans within the meaning of 29 C.F.R. Section 2510.3-101;

(e) Borrower will give prompt written Notice to Lender of any litigation or governmental proceedings pending or, to the best of Borrower's knowledge, threatened (in writing) against Borrower which might have a Material Adverse Effect as defined below.

(f) There are no judicial, administrative, mediation or arbitration actions, suits or proceedings pending or, to the best of Borrower's knowledge, threatened (in writing) against or affecting Borrower (and, if Borrower is a limited partnership, any of its general partners or if Borrower is a limited liability company, any member of Borrower) or the Mortgaged Property which, if adversely determined, would have a material adverse effect on (i) the Mortgaged Property, (ii) the business, prospects, profits, operations or condition (financial or otherwise) of Borrower, (iii) the enforceability, validity, perfection or priority of the lien of any Loan Document, or (iv) the ability of Borrower to perform any obligations under any Loan Document (collectively, a "Material Adverse Effect").

(g) With regard to ERISA:

   (i) Borrower shall not engage in any transaction which would cause an obligation, or action taken or to be taken, hereunder (or the exercise by Lender of any of its rights under the Note, this Instrument or any of the other Loan Documents) to be a non-exempt (under a statutory or administrative class exemption) prohibited transaction under ERISA.

   (ii) Borrower further covenants and agrees to deliver to Lender such certifications or other evidence from time to time throughout the term of this Instrument, as requested by Lender in its sole discretion, that (A) Borrower is not an "employee benefit plan" as defined in Section 3(e) of ERISA, which is subject to Title I of ERISA, or a "governmental plan" within the meaning of Section 3(3) of ERISA; (B) Borrower is not subject to state statutes regulating investments and fiduciary obligations with respect to governmental plans; and (C) one or more of the following circumstances is true:

(1)   Equity interests in Borrower are publicly offered securities within the meaning of 29 C.F.R. Section 2510.3-101(b)(2), as amended from time to time or any successor provision;

(2)   Less than twenty-five percent (25%) of each outstanding class of equity interests in Borrower are held by "benefit plan investors" within the meaning of 29 C.F.R. 2510.3-101(f)(2), as amended from time to time or any successor provision; or

(3)   Borrower qualifies as an "operating company" or a "real estate operating company" within the meaning of 29 C.F.R. Section 2510.3-101(c), as amended from time to time or any successor provision, or within the meaning of 29 C.F.R. Section 2510.3-101(e) as an investment company registered under the Investment Company Act of 1940.

(iii)   **BORROWER SHALL INDEMNIFY LENDER AND DEFEND AND HOLD LENDER HARMLESS FROM AND AGAINST ALL CIVIL PENALTIES, EXCISE TAXES, OR OTHER LOSS, COST, DAMAGE AND EXPENSE (INCLUDING, WITHOUT LIMITATION, REASONABLE ATTORNEYS' FEES AND COSTS INCURRED IN THE INVESTIGATION, DEFENSE AND SETTLEMENT OF CLAIMS AND LOSSES INCURRED IN CORRECTING ANY PROHIBITED TRANSACTION OR IN THE SALE OF A PROHIBITED LOAN, AND IN OBTAINING ANY INDIVIDUAL PROHIBITED TRANSACTION EXEMPTION UNDER ERISA THAT MAY BE REQUIRED, IN LENDER'S SOLE DISCRETION) THAT LENDER MAY INCUR, DIRECTLY OR INDIRECTLY, AS A RESULT OF DEFAULT UNDER THIS SECTION 48.   THIS INDEMNITY SHALL SURVIVE ANY TERMINATION, SATISFACTION OR FORECLOSURE OF THIS INSTRUMENT.**

49.   **COOPERATION WITH RATING AGENCIES AND INVESTORS.** Borrower covenants and agrees that in the event Lender decides to include the Loan as an asset of a Secondary Market Transaction, Borrower shall (a) at Lender's request, meet with representatives of the Rating Agencies and/or investors to discuss the business and operations of the Mortgaged Property, and (b) permit Lender or its representatives to provide related information to the Rating Agencies and/or investors, and (c) cooperate with the reasonable requests of the Rating Agencies and/or investors in connection with all of the foregoing.

50.   **RESERVED.**

51.   **RESERVED.**

52.   **RESERVED.**

53.   **RESERVED.**

54.   **RESERVED.**

55.   **RESERVED.**

56. RESERVED.

57. RESERVED.

58. RESERVED.

59. RESERVED.

60. **ACCELERATION; REMEDIES.** At any time during the existence of an Event of Default, Lender, at Lender's option, may declare the Indebtedness to be immediately due and payable without further demand, and may enforce the lien of this Instrument by judicial proceeding and may invoke any one or more other remedies permitted by applicable law or provided in this Instrument or in any other Loan Document. Lender shall be entitled to collect all costs and expenses incurred in pursuing such remedies, including attorneys' fees, costs of documentary evidence, abstracts and title reports.

61. **RELEASE.** Upon payment of the Indebtedness, Lender shall release this Instrument. Borrower shall pay Lender's reasonable costs incurred in releasing this Instrument.

62. **WAIVER OF HOMESTEAD.** Borrower waives all right of homestead exemption in the Mortgaged Property.

63. **FUTURE ADVANCES.** It is the intention of Borrower and Lender that this Instrument (as renewed and extended from time to time) shall secure future advances and readvances, and the lien and security interest created by this Instrument shall attach upon execution and have priority from the time of recording as to all advances, whether obligatory or discretionary, until this Instrument is released of record. This Instrument shall secure (a) all renewal notes executed in lieu of the Note, (b) any extension of the Note, and (c) any additional indebtedness within the meaning of K.R.S. 382.520 not to exceed the amount of 200% of the original principal amount of the Note, which Borrower may owe to Lender, whether direct, indirect, existing, future, contingent or otherwise and whether arising under this Instrument or otherwise. The preceding sentence shall not limit the amount secured by this Instrument if such amount is increased by accrued interest, advances made by Lender pursuant to Section 12 to protect the security or costs of collection and foreclosure.

64. **WAIVER OF TRIAL BY JURY. BORROWER AND LENDER EACH (A) COVENANTS AND AGREES NOT TO ELECT A TRIAL BY JURY WITH RESPECT TO ANY ISSUE ARISING OUT OF THIS INSTRUMENT OR THE RELATIONSHIP BETWEEN THE PARTIES AS BORROWER AND LENDER THAT IS TRIABLE OF RIGHT BY A JURY AND (B) WAIVES ANY RIGHT TO TRIAL BY JURY WITH RESPECT TO SUCH ISSUE TO THE EXTENT THAT ANY SUCH RIGHT EXISTS NOW OR IN THE FUTURE. THIS WAIVER OF RIGHT TO TRIAL BY JURY IS SEPARATELY GIVEN BY EACH PARTY, KNOWINGLY, AND VOLUNTARILY WITH THE BENEFIT OF COMPETENT LEGAL COUNSEL.**

ATTACHED EXHIBITS. The following Exhibits are attached to this Instrument:

|X| Exhibit A   Description of the Land (required).

|X| Exhibit B   Modifications to Instrument

IN WITNESS WHEREOF, Borrower has signed and delivered this Instrument or has caused this Instrument to be signed and delivered by its duly authorized representative.

NLP WILLOWS, LLC, a Delaware limited liability company

By: NTS Realty Holdings Limited Partnership, a Delaware limited partnership, its sole member

By: NTS Realty Capital, Inc., a Delaware corporation, its managing general partner



By: [signature]
Name: Neil A. Mitchell
Title: Sr Vice Pres

STATE OF KENTUCKY, Jefferson County, ss:

The foregoing instrument was acknowledged before me this 7th day of December, 2009, by Neil A. Mitchell, Sr Vice Pres of NTS Realty Capital, Inc., a Delaware corporation, the managing general partner of NTS Realty Holdings Limited Partnership, a Delaware limited partnership, the sole member of NLP Willows, LLC, a Delaware limited liability company, for the purposes contained therein.

My Commission expires: April 27, 2010

[signature]
Notary Public

SUSAN M. HOWARD NOTARY PUBLIC STATE AT LARGE, KY

Prepared by, and after recording return to:



Michael Van Voorhis, Esquire
Troutman Sanders LLP
P.O. Box 1122
Richmond, Virginia 23218-1122

EXHIBIT A

Legal Description

Willows of Plainview Apartments

Being all that lot or parcel of land, with improvements thereon and appurtenances thereto, which is more particularly described as follows:

TRACT I:

Being all of Tract 3 of Plainview, Section 26, as shown on the plat recorded in Plat and Subdivision Book 34, Page 89, in the Office of the Clerk of Jefferson County, Kentucky, and being more particularly described as follows:

Beginning at an iron pipe in the Northwest corner of Tract 1 of Plainview Section 25, as recorded in Plat Book 34, Page 25, and being the tract conveyed to Amherst Place, Inc. and Realty Four, Inc. as recorded in Deed Book 6138, Page 161 and Deed Book 6173, Page 789 in the aforementioned Clerk's Office; thence with the West line of Amherst Place, Inc. South 04°35'22" West, 531.00 feet to an iron pin; thence leaving the West line of Amherst Place, Inc. the following courses:

North 85°24'38" West, 123.06 feet to a p.k. nail;
North 06°45'00" East, 94.80 feet to a mag nail;
South 52°00'00" West, 73.13 feet to an iron pin;
North 38°00'00" West, 153.18 feet to an x-cut;
South 82°20'51" West, 77.79 feet to an iron pin;
South 19°18'18" West, 30.00 feet to an iron pin;
South 49°19'33" East, 27.77 feet to an iron pin;
South 17°06'23" West, 105.87 feet to an iron pin;
South 52°00'00" West, 64.67 feet to an iron pin;
North 67°16'02" West, 60.00 feet to an iron pin;
North 38°00'00" West, 60.00 feet to an x-cut;
North 78°00'00" West, 19.03 feet to an iron pin;
South 12°00'00" West, 97.92 feet to an iron pin;
North 83°39'01" West, 65.49 feet to an x-cut;
South 52°00'00" West, 41.58 feet an iron pin;
North 78°43'07" West, 26.39 feet to an iron pin;
North 38°00'00" West, 141.80 feet to an iron pin

In the East right-of-way line of Stone Creek Parkway; thence with the East right-of-way line of Stone Creek Parkway with the arc of a curve to the right having a radius of 890.00 feet, arc length of 8.17 feet and a chord of North 15°57'34" East, 8.17 feet to an iron pin; thence North 16°1321" East, 148.49 feet to an iron pin; thence with the arc of a curve to the left having a radius of 389.10 feet and the following two chords:

North 01°20'00" West, 234.73 feet to an iron pin;
North 27°44'45" West, 119.82 feet to an iron pin

And arc lengths of 238.44 feet and 120.30 feet; thence leaving the East right-of-way line of Stone Creek Parkway and along the South line of Tract 4 of Plainview Section 26 aforementioned; thence with the South line of Tract 4 North 53°23'49" East, 25.17 feet to a concrete nail; thence South 34°58'31" East, 11.77 feet to a concrete nail; thence with the arc of a curve to the left having a radius of 50.00 feet and a chord of South 73°59'15" East, 62.95 feet to a concrete nail; thence the following courses:

North 67°00'00" East, 19.49 feet to a concrete nail;
South 41°05'03" East, 178.06 feet to an iron pin;
North 63°45'16" East, 321.11 feet to an iron pin;
South 85°25'08" East, 304.35 feet to the Point of Beginning.

TOGETHER WITH an easement for the encroachment of a fence and deck into Tract 4 as set forth in Declaration of Easement recorded in Deed Book 6386, Page 196, which will terminate upon its removal or when there are no longer apartments located on Tract 3, in the Office of the Clerk of Jefferson County, Kentucky.

TRACT II:

Being Tract 2, Plainview, Section 26, plat of which is of record in Plat and Subdivision Book 34, Page 89, in the Office of the Clerk of Jefferson County, Kentucky, and being more particularly described as follows:

Beginning at an iron pipe in the North right-of-way line of Timberwood Circle and the Southwesternmost corner of Tract "1" of Plainview, Section 25 as recorded in Plat Book 34, Page 25 in the aforementioned Clerk's Office; thence with said North right-of-way line and the arc of a curve to the right having a radius of 879.82 feet arc length of 74.55 feet and a chord of North 87°50'15" West, 74.53 feet to an iron pin; thence North 85°24'38" West, 528.34 feet to an iron pin; thence with the arc of a curve to the left having a radius of 3,102.83 feet arc length of 113.74 feet and a chord of North 86°27'38" West, 113.73 feet to an iron pin; thence leaving the North right-of-way line of Timberwood Circle and along the East right-of-way line of Stone Creek Parkway the following courses: with the arc of a curve to the right having a radius of 40 feet arc length of 61.70 feet and a chord of North 43°19'26" West, 55.76 feet to an iron pin; thence North 00°51'45" East, 200.00 feet to an iron pin; thence with the arc of a curve to the right having a radius of 890.00 feet arc length of 230.42 feet and a chord of North 08°16'46" East, 229.78 feet to an iron pin; thence leaving the East right-of-way line of Stone Creek Parkway and along the South line of Tract 3 of Plainview Section 26 aforementioned South 38°00'00" East, 141.80 feet to an iron pin; thence South 78°43'07" East, 26.39 feet to an iron pin; thence North 52°00'00" East, 41.58 feet to an x-cut; thence South 83°39'01" East, 65.49 feet to an iron pin; thence North 12°00'00" East, 97.92 feet to an iron pin; thence South 78°00'00" East, 19.03 feet to an x-cut; thence South 38°00'00" East, 60.00 feet to an iron pin; thence South 67°16'02" East, 60.00 feet to an iron pin; thence North 52°00'00" East, 64.67 feet to an iron pin; thence North 17°06'23" East, 105.87 feet to an iron pin; thence North 49°19'33" West, 27.77 feet to an iron pin; thence North 19°18'18" East, 30.00 feet to an iron pin; thence North 82°20'51" East, 77.79 feet to an x-cut; thence South 38°00'00" East, 153.18 feet to an iron pin; thence North 52°00'00" East, 73.13 feet to a p.k. nail; thence South 06°45'00" West, 94.80 feet to a p.k. nail; thence South 85°24'38" East, 123.06 feet to an iron pin in the West line of Tract 1 of Plainview, Section 25 aforementioned; thence with the West line of Tract 1 South 04°35'22" West, 462.43 feet to the Point of Beginning.

TRACT III:

A certain tract of land in the community of Louisville, Jefferson County, Kentucky, more particularly described as follows:

Being Tract 2, PLAINVIEW, Section 17, plat of which is of record in Plat and Subdivision Book 33, Page 42, in the Office of the Clerk of Jefferson County, Kentucky.

Unless stated otherwise, any monument referred to herein as a "set pin and cap" is a set 5/8" diameter steel rebar, eighteen inches (18") in length, with a yellow plastic cap stamped "B.MATHERLY PLS 3596".

BEGINNING at a set mag nail on the east right-of-way line of Whetstone Way and at the southwest corner of a tract of land conveyed to Real Estate Place, Inc. in Deed Book 6969, Page 933 in the aforementioned clerk's office; thence leaving said right-of-way line and with the line of Real Estate Place, Inc. the following courses:

South 70 deg. 19 min. 43 sec. East, 310.86 feet to a found pin and cap "LS#3259",
South 37 deg. 07 min. 52 sec. East, passing a found 1/2" pin at 150.00 feet, in all 439.00 feet to a set pin and cap at a west corner of a tract of land conveyed to NTS Properties IV, Ltd. in Deed Book 5418, Page 600; thence with the line of NTS Properties IV, Inc. South 10 deg. 47 min. 04 sec. West, 106.89 feet to a set mag nail on a north corner of a tract of land conveyed to Plainview Residents Association in Deed Book 5024, Page 271; thence with the line of Plainview Residents Association the following courses:

North 65 deg. 27 min. 44 sec. West, 252.83 feet to a set pin and cap,
North 11 deg. 46 min. 06 sec. West, 122.58 feet to a set pin and cap,
North 60 deg. 13 min. 29 sec. West, 367.88 feet to a set pin and cap at the northwest corner of Plainview Residents Association and on the east right-of-way line of Whetstone Way; thence with said right-of-way line, with a curve to the left, having a radius of 812.17 feet, chord being North 13 deg. 32 min. 24 sec. East, 156.30 feet to the POINT OF BEGINNING and containing 2.795 acres, more or less.

EXHIBIT B

MODIFICATIONS TO INSTRUMENT

The following modifications are made to the text of the Instrument that precedes this Exhibit:

I.   TRANSACTION SPECIFIC MODIFICATIONS.

1.   The definition of "Loan Documents" in Section 1 must be modified as follows:

"Loan Documents" means the Note, this Instrument, the Assignment of Management Agreement, ~~the Master Cross-Collateralization Agreement~~, all guaranties, all indemnity agreements, all Collateral Agreements, O&M Programs, the MMP and any other documents now or in the future executed by Borrower, any guarantor or any other Person in connection with the Loan evidenced by the Note, as such documents may be amended from time to time. As more fully set forth in Section 69 below, this Instrument secures all of Borrower's obligations under the Master Cross-Collateralization Agreement, including Borrower's obligation to pay the "Total Indebtedness." However, the Master Cross-Collateralization Agreement will not be considered a Loan Document for the purpose of establishing the Indebtedness as defined in this Instrument and in the Note. The definition of Total Indebtedness under the Master Cross-Collateralization Agreement includes the Indebtedness under this Instrument. However, the definition of Indebtedness under this Instrument does not include that portion of the Total Indebtedness for which Borrower would not be liable if the Master Cross-Collateralization Agreement was not in effect.

2.   The following definition must be inserted in Section 1:

(vvvv) "Master Cross-Collateralization Agreement" means the Master Cross-Collateralization Agreement of even date herewith by and among Borrower, Lender and the other parties named therein.

3   The fourth sentence of Section 7(b) is deleted and replaced with the following:

Lender shall hold the Imposition Deposits in an interest bearing account. Any interest earned on such moneys shall be added to the Imposition Deposits and disbursed in accordance with the terms and provisions of this Instrument. Lender shall not be responsible for any losses resulting from investment of the Imposition Deposits or for obtaining any specific level or percentage of earnings on such Imposition Deposits.

4.   The first paragraph of Section 44 is modified as follows:

This Section 44 shall apply in the event the Note is assigned to a REMIC trust prior to the Cut-off Date, and, subject to Section 44(a) and (c) below, Borrower shall have the right either (x) to defease the Loan in whole and obtain the release of the Mortgaged Property from the lien of this Instrument, or (y) to defease the Loan in part as set forth in Section 68 ("Defeasance"), upon the satisfaction of the following conditions:

5.   Section 44(f)(viii) is modified as follows:

(viii)   unless waived by Lender, a written certificate from an independent certified public accounting firm (reasonably acceptable to Lender), confirming that the

Defeasance Collateral will (A) in the event of a Defeasance of the entire Loan, generate cash sufficient to make all Scheduled Debt Payments as they fall due under the Note, including full payment due on the Note on the Maturity Date, or (B) in the event of a partial Defeasance, generate cash sufficient to make all Scheduled Debt Payments as they fall due under the Defeased Note, including full payment on the Defeased Note on the Maturity Date;

6. Section 44(f)(x) is modified as follows:

(x) Lender's form of a transfer and assumption agreement ("Transfer and Assumption Agreement"), whereupon Borrower and any guarantor (in each case, subject to satisfaction of all requirements hereunder) shall be relieved or, in the case of a partial Defeasance, partially relieved from liability in connection with the Loan (other than, in the event of a Defeasance of the entire Loan, any liability under Section 18 of this Instrument for events that occur prior to the Defeasance Closing Date, whether discovered before or after the Defeasance Closing Date) and Successor Borrower shall assume all remaining obligations;

7. Section 44(f)(xi) is modified as follows:

(xi) In the event of a Defeasance of the entire Loan, forms of all documents necessary to release the Mortgaged Property from the liens created by this Instrument and related UCC financing statements (collectively, "Release Instruments"), each in appropriate form required by the state in which the Mortgaged Property is located; and

8. Section 44(g)(ii) is modified as follows:

(ii) The Defeasance Collateral must be in an amount to provide for (A) redemption payments to occur prior, but as close as possible, to all successive Installment Due Dates occurring under the Note or, in the event of a partial Defeasance, the Defeased Note, after the Defeasance Closing Date and (B) deliver redemption proceeds at least equal to (1) in the event of a Defeassance of the entire Loan, the amount of principal and interest due on the Note on each Installment Due Date including full payment due on the Note on the Maturity Date or (2) in the event of a partial Defeasance, the amount of principal and interest due on the Defeased Note on each Installment Due Date including full payment due on the Defeased Note on the Maturity Date ("Scheduled Debt Payments"). The Defeasance Collateral shall be arranged such that redemption payments received from the Defeasance Collateral are paid directly to Lender to be applied on account of the Scheduled Debt Payments. Unless otherwise agreed in writing by Lender, the pledge of the Defeasance Collateral shall be effectuated through the book-entry facilities of a qualified securities intermediary designated by Lender in conformity with all applicable laws; and

9. The following new Section 44(j) must be inserted:

(j) With respect to any partial Defeasance, Borrower shall execute and deliver to Lender all documents necessary to amend and restate the Note with two substitute notes: one note having a principal balance equal to the defeased portion of the Loan (the "Defeased Note") and one note having a principal balance equal to the undefeased portion of the Loan (the "Undefeased Note"). The Undefeased Note may be the subject of a further Defeasance in accordance with the terms of this Section 44. The term "Note," as used in this Section 44, refers to the Undefeased Note that is the subject of further Defeasance.

10. The following new Section is added at the end of the Instrument after the last numbered Section, but there are no Sections between the last numbered Section and Section 68:

      68.   PARTIAL DEFEASANCE. The Loan is cross-collateralized with certain other loans, subject to the terms of the Master Cross-Collateralization Agreement. The Master Cross-Collateralization Agreement provides that, under certain circumstances, a borrower named therein may obtain the release of the mortgage securing a particular loan, subject to (i) the prepayment or defeasance, as applicable, of the amount of the outstanding indebtedness under such loan, and (ii) on a pro-rata basis, the prepayment or defeasance, as applicable, of the indebtedness of the other loans remaining outstanding under the Master Cross-Collateralization Agreement in the total amount of the "Release Price" or "Defeasance Release Price" defined in the Master Cross-Collateralization Agreement. During the Defeasance Period, Borrower will have the right to partially defease the Loan in the amount of any part of a "Defeasance Release Price" allocated to the Loan subject to the provisions of Section 44.

11. The following new Sections are added to the Instrument:

      69.   CROSS COLLATERALIZATION. The Indebtedness and all other obligations of Borrower under the Loan Documents ("**Borrower Obligations**") are also secured pursuant to the terms of that certain Master Cross-Collateralization Agreement ("**Master Cross-Collateralization Agreement**") dated of even date herewith and executed by Lender and Borrower and the other borrowers named therein ("**Other Borrowers**"). Borrower hereby irrevocably mortgages, grants, conveys and assigns to Lender the Mortgaged Property, to secure to Lender payment of the Total Indebtedness (as defined in the Master Cross-Collateralization Agreement) in an aggregate principal amount of $156,295,000.00 (including the principal amount of the Indebtedness) and the performance of the covenants and agreements contained in each of the Other Borrowers' Loan Documents (as defined in the Master Cross-Collateralization Agreement), as well as to secure to Lender payment of the Indebtedness and performance of the covenants and agreements contained in the Loan Documents.

The promissory notes (other than the Note) evidencing the other loans comprising the Total Indebtedness are dated as of the date hereof, mature on January 1, 2020, are payable to the order of the Lender and are listed on Exhibit B-1 attached hereto (the "**Other Notes**").

No amount evidenced by any of the Other Notes, regardless of whether or not payable or paid by Borrower pursuant to the terms of the Master Cross-Collateralization Agreement, shall be considered a future advance nor included within the meaning of "additional indebtedness" for the purposes of Section 63 of this Instrument.

      70.   CROSS DEFAULT. Any Event of Default under this Instrument shall constitute an Event of Default under the Master Cross-Collateralization Agreement and any Event of Default under the Master Cross-Collateralization Agreement shall constitute an Event of Default under this Instrument.

12. Section 33 is deleted in its entirety and replaced with the following:

(a)   Until the Indebtedness is paid in full, each Borrower and SPE Equity Owner *[Note – all references to SPE Equity Owner are not applicable]* shall remain a Single Purpose Entity.

(b)   A "**Single Purpose Entity**" means a corporation, limited partnership, or limited liability company which, at all times since its formation and thereafter:

(i) shall not engage in any business or activity, other than the ownership, operation and maintenance of the Mortgaged Property and activities incidental thereto and those activities permitted under or necessary to comply with the Loan Documents and the Master Cross-Collateralization Agreement;

(ii) shall not acquire, own, hold, lease, operate, manage, maintain, develop or improve any assets other than the Mortgaged Property and such Personalty as may be necessary for the operation of the Mortgaged Property and shall conduct and operate its business as presently conducted and operated;

(iii) shall preserve its existence as an entity duly organized, validly existing and in good standing (if applicable) under the laws of the jurisdiction of its formation or organization and shall do all things necessary to observe organizational formalities;

(iv) shall not merge or consolidate with any other Person;

(v) except as otherwise permitted in the Loan Documents and to the fullest extent permitted by law, shall not take any action to dissolve, wind-up, terminate or liquidate in whole or in part; to sell, transfer or otherwise dispose of all or substantially all of its assets; to change its legal structure; transfer or permit the direct or indirect transfer of any partnership, membership or other equity interests, as applicable, other than Transfers permitted hereunder; issue additional partnership, membership or other equity interests, as applicable; or seek to accomplish any of the foregoing;

(vi) shall not, without the prior unanimous written consent of all of the Borrower's partners, members, or shareholders, as applicable, and, if applicable, the prior unanimous written consent of one hundred percent (100%) of the members of the board of directors or of the board of managers of the Borrower or the SPE Equity Owner: (A) file any insolvency, or reorganization case or proceeding, to institute proceedings to have the Borrower or any SPE Equity Owner be adjudicated bankrupt or insolvent, (B) institute proceedings under any applicable insolvency law, (C) seek any relief under any law relating to relief from debts or the protection of debtors, (D) consent to the filing or institution of bankruptcy or insolvency proceedings against the Borrower or any SPE Equity Owner, (E) file a petition seeking, or consent to, reorganization or relief with respect to the Borrower or any SPE Equity Owner under any applicable federal or state law relating to bankruptcy or insolvency, (F) seek or consent to the appointment of a receiver, liquidator, assignee, trustee, sequestrator, custodian, or any similar official for the Borrower or a substantial part of its property or for any SPE Equity Owner or a substantial part of its property, (G) make any assignment for the benefit of creditors of the Borrower or any SPE Equity Owner, (H) admit in writing the Borrower's or any SPE Equity Owner's inability to pay its debts generally as they become due, or (I) take action in furtherance of any of the foregoing;

(vii) shall not amend or restate its organizational documents if such change would modify the requirements set forth in this Section 33;

(viii) shall not own any subsidiary or make any investment in, any other Person;

(ix)   except as set forth in the Loan Documents and the Master Cross-Collateralization Agreement shall not commingle its assets with the assets of any other Person and shall hold all of its assets in its own name;

(x)   shall not incur any debt, secured or unsecured, direct or contingent (including, without limitation, guaranteeing any obligation), other than, (A) the Indebtedness (and any further indebtedness as described in Section 43 with regard to Supplemental Mortgages) and the Total Indebtedness under the Master Cross-Collateralization Agreement and (B) customary unsecured trade payables incurred in the ordinary course of owning and operating the Mortgaged Property provided the same are not evidenced by a promissory note, do not exceed, in the aggregate, at any time a maximum amount of three percent (3%) of the original principal amount of the Indebtedness and are paid within sixty (60) days of the date incurred;

(xi)   except as set forth in the Loan Documents and the Master Cross-Collateralization Agreement, shall maintain its records, books of account, bank accounts, financial statements, accounting records and other entity documents separate and apart from those of any other Person and shall not list its assets as assets on the financial statement of any other Person; provided, however, that the Borrower's assets may be included in a consolidated financial statement of its Affiliate provided that (A) appropriate notation shall be made on such consolidated financial statements to indicate the separateness of the Borrower from such Affiliate and to indicate that the Borrower's assets and credit are not available to satisfy the debts and other obligations of such Affiliate or any other Person and (B) such assets shall also be listed on the Borrower's own separate balance sheet;

(xii)   except for capital contributions or capital distributions permitted under the terms and conditions of its organizational documents, shall only enter into any contract or agreement with any general partner, member, shareholder, principal or Affiliate of Borrower or any guarantor, or any general partner, member, principal or Affiliate thereof, upon terms and conditions that are commercially reasonable and substantially similar to those that would be available on an arm's-length basis with third parties;

(xiii)   except as set forth in the Loan Documents and the Master Cross-Collateralization Agreement, shall not maintain its assets in such a manner that will be costly or difficult to segregate, ascertain or identify its individual assets from those of any other Person;

(xiv)   except pursuant to the Master Cross-Collateralization Agreement, shall not assume or guaranty (excluding any guaranty that has been executed and delivered in connection with the Note) the debts or obligations of any other Person, hold itself out to be responsible for the debts of another Person, pledge its assets to secure the obligations of any other Person or otherwise pledge its assets for the benefit of any other Person, or hold out its credit as being available to satisfy the obligations of any other Person;

(xv)   shall not make or permit to remain outstanding any loans or advances to any other Person except for those investments permitted under the Loan

Documents and shall not buy or hold evidence of indebtedness issued by any other Person (other than cash or investment-grade securities);

(xvi) shall file its own tax returns separate from those of any other Person, except to the extent that the Borrower is treated as a "disregarded entity" for tax purposes and is not required to file tax returns under applicable law, and shall pay any taxes required to be paid under applicable law;

(xvii) shall hold itself out to the public as a legal entity separate and distinct from any other Person and conduct its business solely in its own name, shall correct any known misunderstanding regarding its separate identity and shall not identify itself or any of its Affiliates as a division or department of any other Person; provided that Borrower may appear on consolidated financial statements with segmented reporting for NTS Holdings.

(xviii) shall maintain adequate capital for the normal obligations reasonably foreseeable in a business of its size and character and in light of its contemplated business operations and shall pay its debts and liabilities from its own assets as the same shall become due;

(xix) shall allocate fairly and reasonably shared expenses with Affiliates (including, without limitation, shared office space);

(xx) except pursuant to the Loan Documents and Master Cross-Collateralization Agreement shall pay (or cause the Property Manager to pay on behalf of the Borrower from the Borrower's funds) its own liabilities (including, without limitation, salaries of its own employees) from its own funds;

(xxi) shall not acquire obligations or securities of its partners, members, shareholders, or Affiliates, as applicable;

(xxii) except as contemplated or permitted by the property management agreement with respect to the Property Manager, shall not permit any Affiliate or constituent party independent access to its bank accounts, except pursuant to and in connection with the Loan Documents and Master Cross-Collateralization Agreement;

(xxiii) shall maintain, or require the property manager to maintain, a sufficient number of employees (if any) in light of its contemplated business operations and pay the salaries of its own employees, if any, only from its own funds;

(xxiv) if such entity is a single member limited liability company, such entity shall (A) be formed and organized under Delaware law, (B) have either (1) one springing member that is a corporation whose stock is 100% owned by the sole member of Borrower and that satisfies the requirements for a corporate springing member set forth below in this subsection or (2) two springing members who are natural persons and (C) otherwise comply with all Rating Agencies criteria for single member limited liability companies (including, without limitation, the delivery of Delaware single member limited liability company opinions acceptable in all respects to Lender and to the Rating Agencies). If the springing member is a corporation, such springing member shall at all times comply, and will cause Borrower to comply, with each of the representations, warranties and covenants contained in this Section 33 as if such representation, warranty or covenant were made directly by such corporation. If there is more than one springing member, only one springing member shall be the sole member of Borrower at any one time, and the second springing member shall become the sole member only upon the first springing member ceasing to be a member, so that at all times Borrower has one and only one member;

(xxv) if such entity is a single member limited liability company that is board-managed, such entity shall have a board of managers separate from that of guarantor and any other Person and shall cause its board of managers to keep minutes of board meetings and actions and observe all other Delaware limited liability company required formalities; and

(xxvi) if a SPE Equity Owner is required pursuant to Section 1(jjjj) of this Instrument, if the Borrower is (A) a limited liability company with more than one member, then the Borrower has and shall have at least one (1) member that is an SPE Equity Owner that has satisfied and shall satisfy the requirements of Section 33(c) below and such member is its managing member, or (B) a limited partnership, then all of its general partners are SPE Equity Owners that have satisfied and shall satisfy the requirements of Section 33(c) below.

(c) With respect to each SPE Equity Owner, if applicable, a "**Single Purpose Entity**" means a corporation or a Delaware single member limited liability company which, at all times since its formation and thereafter complies in its own right (subject to the modifications set forth below), and shall cause Borrower to comply, with each of the requirements contained in Section 33(b). Upon the withdrawal or the disassociation of an SPE Equity Owner from Borrower, Borrower shall immediately appoint a new SPE Equity Owner, whose organizational documents are substantially similar to those of the withdrawn or disassociated SPE Equity Owner, and deliver a new nonconsolidation opinion to the Rating Agencies and Lender in form and substance satisfactory to Lender and to the Rating Agencies (unless the opinion is waived by the Rating Agencies), with regard to nonconsolidation by a bankruptcy court of the assets of each of the Borrower and SPE Equity Owner with those of its Affiliates.

(i) With respect to Sections 33(b)(i) and 33(b)(x) the SPE Equity Owner shall not engage in any business or activity other than being the sole managing member or general partner, as the case may be, of the Borrower and owning at least a 0.5% equity interest in Borrower;

(ii) With respect to Section 33(b)(ii), the SPE Equity Owner has not and shall not acquire or own any assets other than its equity interest in the Borrower and personal property related thereto; and

(iii) With respect to Section 33(b)(viii), the SPE Equity Owner shall not own any subsidiary or make any investment in any other Person, except for Borrower;

(iv) With respect to Section 33(b)(xiv), the SPE Equity Owner shall not assume or guaranty the debts or obligations of any other Person, hold itself out to be responsible for the debts of another Person, pledge its assets to secure the obligations of any other Person or otherwise pledge its assets for the benefit of any other Person, or hold out its credit as being available to satisfy the obligations of any other Person, except for in its capacity as general partner of the Borrower (if applicable);

    (v)   With respect to Section 33(b)(x), the SPE Equity Owner has not and shall not incur any debt, secured or unsecured, direct or contingent (including, without limitation, guaranteeing any obligation), other than (A) customary unsecured payables incurred in the ordinary course of owning the Borrower provided the same are not evidenced by a promissory note, do not exceed, in the aggregate, at any time a maximum amount of $10,000 and are paid within sixty (60) days of the date incurred and (B) except in its capacity as general partner of the Borrower (if applicable).

(d)   Notwithstanding anything to the contrary in this Instrument, no Transfer will be permitted under Sections 21(c), (d), (e) or (f) unless the provisions of this Section 33 are satisfied at all times, and any such Transfer shall be limited by the fact that the Indebtedness may not be assumed by any third party while the Master Cross-Collateralization Agreement remains in effect.

13.   Section 11(b) is deleted in its entirety and replaced with the following:

"(b)   convert any individual units currently used for residential purposes or common areas to commercial use,"

14.   Section 14 is modified as follows:

In Section 14(c), "ninety (90) days" is replaced with "one hundred twenty (120) days".

In Section 14(d), revise subsections (i) and (ii) to read as follows:

(i)   prior to a Securitization,~~and thereafter upon Lender's reasonable request,~~ a monthly Rent Schedule and a monthly statement of income and expenses for Borrower's operation of the Mortgaged Property; <u>following a Securitization, upon Lender's reasonable request but not more frequently than quarterly, a Rent Schedule and a statement of income and expenses for Borrower's operation of the Mortgaged Property;</u>

(ii)   prior to a Securitization, and thereafter upon Lender's reasonable request <u>(provided that following a Securitization Lender will not make such a request more frequently than quarterly)</u>, Borrower shall furnish to Lender a statement that identifies all owners of any interest in Borrower and any Controlling Entity and the interest held by each (unless Borrower or any Controlling Entity is a publicly-traded entity in which case such statement of ownership shall not be required), and if Borrower or a Controlling Entity is a corporation, all officers and directors of Borrower and the Controlling Entity, and if Borrower or a Controlling Entity is a limited liability company, all Managers who are not members;

In Section 14(g), the second sentence is deleted and replaced with the following:

If Borrower has not provided the required statements, schedules and reports within 10 Business Days following such Notice <u>(15 Business Days for any statements, schedules and reports required pursuant to Sections 14(b)(i), (ii), or (iii))</u>, then Lender shall have the right to have Borrower's books and records audited, at Borrower's expense, by independent certified public accountants selected by Lender in order to obtain such statements, schedules and reports, and all related costs and expenses of Lender shall become immediately due and payable and shall become an additional part of the Indebtedness as provided in Section 12.

In Section 14(h), "ninety (90) days" is replaced each time that it appears, with "one hundred twenty (120) days".

15.   Section 21(b) is revised to include a new clause (iv) as follows:

"(iv)   a sale or transfer of limited partnership interests in NTS Realty Holdings Limited Partnership ("NTS Holdings"), so long as the Controlling Interest in the managing general partner of NTS Holdings continues to be held by J.D. Nichols and/or Brian F. Lavin."

16.   The introductory provision of Section 21(c)(vii) is revised to read as follows:

"(vii)   without limiting the provisions of Section 21(b)(iv), any Transfer of an interest in Borrower or any interest in a Controlling Entity (which, if such Controlling Entity were Borrower, would result in an Event of Default) listed in (A) through (G) below (a "Preapproved Transfer"), under the terms and conditions listed as items (1) through (7) below:"

17.   Section 21(c)(vii)(G) is added as follows:

"(G)   a sale or transfer to employees of NTS Development Company or NTS Realty Capital, Inc., or to an entity in which NTS Holdings holds the Controlling Interest owned and controlled by the transferor or the transferor's immediate family members; or"

18.   Section 21(c)(vii)(2) is revised to read as follows:

"(2)   For the purposes of these Preapproved Transfers, a transferor's immediate family members will be deemed to include a spouse, parent, child (including by adoption) or grandchild (including by adoption) of such transferor."

19.   Section 21(c)(vii)(3) is completed as follows:

"(3)   Either directly or indirectly, J.D. Nichols and/or Brian F. Lavin shall retain at all times a managing interest in the Borrower."

II.   **EXTRA LARGE LOAN MODIFICATIONS.**

1.   Section 1 of this Instrument is modified as follows:

The definition of Collateral Agreement is deleted and replaced with the following:

"**Collateral Agreement**" means any separate agreement between Borrower and Lender for the purpose of establishing replacement reserves for the Mortgaged Property, establishing a fund to assure the completion of repairs or improvements specified in that agreement, or assuring reduction of the outstanding principal balance of the Indebtedness if the occupancy of or income from the Mortgaged Property does not increase to a level specified in that agreement, or any other agreement or agreements between Borrower and Lender which provide for the establishment of any other fund, reserve or account, including, without limitation, the Clearing Account Agreement and the Cash Management Agreement.

2. The following definitions shall be added to Section 1 of this Instrument:

"**Cash Management Agreement**" shall mean that certain cash management agreement of even date herewith among Borrower, Lender and Property Manager.

"**Clearing Account Agreement-CME**" shall mean that certain clearing account agreement of even date herewith among Borrower, Lender and Clearing Bank.

"**Clearing Bank**" shall be defined in the Clearing Account Agreement.

3. The first sentence in Section 19(c) of this Instrument is deleted and replaced with the following:

Borrower will maintain the insurance coverage described in this Section 19 with companies acceptable to Lender and with a claims paying ability of a minimum of any of the following (i) "A-" or its equivalent by Fitch, Inc., (ii) "A-" or its equivalent by Standard & Poor's Ratings Services, a division of The McGraw-Hill Companies, Inc. or (iii) "A3" or its equivalent by Moody's Investors Service, Inc. All insurers providing insurance required by this Instrument must be authorized to issue insurance in the Property Jurisdiction.

4. The following Section 45 is added as follows:

45. **SPLITTING THE NOTE.** Lender has the right from time to time to sever the Note into one or more separate promissory notes in such denominations as Lender determines in its sole discretion, which promissory notes may be included in separate sales or Securitizations undertaken by Lender. In conjunction with any such action, Lender may redefine the interest rate and amortization schedule; provided however: (a) if Lender redefines the interest rate, the weighted average of the interest rates contained in the severed promissory notes taken in the aggregate shall equal the Fixed Interest Rate (as defined in the Note), and (b) if Lender redefines the amortization schedule, the amortization of the severed promissory notes taken in the aggregate shall require no more amortization to be paid under the Loan than as required under this Instrument and the Note at the time such action was taken by Lender and such redefined amortization shall not result in a change in the amount of the monthly payment due under the Note. The Borrower shall only be required to make one payment under such separate promissory notes. Subject to the foregoing, each severed promissory note, and the Loan evidenced thereby, shall be upon all of the terms and provisions contained in this Instrument and the Loan Documents which continue in full force and effect, except that Lender may allocate specific collateral given for the Loan as security for performance of specific promissory notes, in each case with or without cross default provisions. Borrower, at Borrower's expense, agrees to cooperate with all reasonable requests of Lender to accomplish the foregoing, including, without limitation, execution and prompt delivery to Lender of a severance agreement and such other documents as Lender shall reasonable require. Borrower hereby appoints Lender its attorney-in-fact with full power of substitution (and which shall be deemed to be coupled with an interest and irrevocable until the Loan is paid and this Instrument is discharged of record, with Borrower hereby ratifying all that its said attorney shall do by virtue thereof) to make and execute all documents necessary or desirable to effect the aforesaid severance; provided however, Lender shall not make or execute any such

documents under such power until ten (10) Business Days after written Notice has been given to Borrower by Lender of Lender's intent to exercise its rights under such power. Borrower's failure to deliver any of the documents requested by Lender hereunder for a period of ten (10) Business Days after such Notice by Lender shall, at lender's option, constitute an Event of Default hereunder.

5.   Section 49 of this Instrument is deleted and replaced with the following:

49.   **SALE OF NOTE AND SECURITIZATION.** At the request of the Lender and, to the extent not already required to be provided by Borrower under this Instrument, Borrower shall use reasonable efforts to satisfy the market standards to which the Lender customarily adheres or which may be reasonably required in the marketplace or by the Rating Agencies in connection with any Secondary Market Transaction of rated single or multi-class securities (the "**Securities**") secured by or evidencing ownership interests in the Note and this Instrument, including, without limitation, to:

(a)   (i) provide such financial and other information with respect to the Mortgaged Property, the Borrower and the Property Manager, (ii) perform or permit or cause to be performed or permitted such site inspection, appraisals, market studies, environmental reviews and reports (Phase I's and, if appropriate, Phase II's), engineering reports and other due diligence investigations of the Mortgaged Property, as may be reasonably requested by the Lender or the Rating Agencies or as may be necessary or appropriate in connection with the Secondary Market Transaction, and (iii) make such representations and warranties as of the closing date of the Secondary Market Transaction with respect to the Mortgaged Property, Borrower and the Loan Documents as are customarily provided in securitization transactions and as may be reasonably requested by the Lender or by the Rating Agencies and consistent with the facts covered by such representations and warranties as they exist on the date thereof, including the representations and warranties made in the Loan Documents (collectively, the "**Provided Information**"), together, if customary, with appropriate verification and/or consents of the Provided Information through letters of auditors or opinions of counsel of independent attorneys acceptable to the Lender and to the Rating Agencies;

(b)   at Borrower's expense, cause its counsel to render opinions, which may be relied upon by the Lender, the Rating Agencies and their respective counsel, agents and representatives, as to nonconsolidation, fraudulent conveyance, and true sale or any other opinion customary in securitization transactions with respect to the Mortgaged Property and Borrower and its Affiliates, which counsel and opinions shall be reasonably satisfactory to the Lender and to the Rating Agencies;

(c)   execute such amendments to the Loan Documents and organizational documents, establish and fund the Replacement Reserve Fund (as defined in the Replacement Reserve Agreement), if any, and any Repairs (as defined in the Repair Agreement), if any, as may be requested by the Lender or by the Rating Agencies or otherwise to effect the Secondary Market Transaction; provided, however, that the Borrower shall not be required to modify or amend any Loan Document if such modification or amendment would (i) change the interest rate, the stated maturity or the amortization of principal set forth in the Note, or (ii) modify or amend any other material economic term of the Loan;

(d) pay all reasonable third party costs and expenses incurred by Lender in connection with Borrower's complying with requests made under this Section; and

(e) in the event that the provisions of this Instrument or any of the other Loan Documents require the receipt of a Rating Confirmation with respect to the ratings on the Securities or if the terms of the transaction documents relating to a Secondary Market Transaction require a Rating Confirmation in order for the consent of the Lender to be given, pay all of the costs and expenses of the Lender, Loan Servicer and each of the Rating Agencies in connection with any required Rating Confirmation and, if applicable, any fees imposed by any Rating Agencies as a condition to the delivery of the Rating Confirmation.

III. PROPERTY SPECIFIC.

1. Section 17 is modified to add the following to the end of the Section:

"Without limiting the foregoing provisions of this Section 17, the requirements of clauses (a), (c), and (d) above include the obligations to inspect galvanized steel piping/polybutylene piping at the Mortgaged Property for potential leaks or failures; to replace galvanized steel piping/polybutylene piping with copper or PVC or CPVC piping, if prudent to prevent damage to the Mortgaged Property; to immediately replace damaged galvanized steel piping/polybutylene piping (and as much adjacent undamaged piping as is prudent) with copper or PVC or CPVC piping; and to promptly repair, restore, or replace any of the Mortgaged Property damaged by leaks in or other failure of any galvanized steel piping/polybutylene piping."

EXHIBIT B-1

Other Notes

Other Borrower	Principal Amount
NLP Park Place, LLC	$30,625,000
NLP Willow Lake, LLC	$10,945,000
NLP Castle Creek, LLC	$13,895,000
NLP Lake Clearwater, LLC	$11,390,000
NLP Swift Creek, LLC	$16,845,000
NLP Richland, LLC	$27,000,000
NLP Whitworth, LLC	$27,675,000


Prepared by, and after recording return to:

Michael Van Voorhis, Esquire
Troutman Sanders LLP
P.O. Box 1122
Richmond, Virginia 23218-1122

<u>**MULTIFAMILY MORTGAGE,**</u>
<u>**ASSIGNMENT OF RENTS**</u>
<u>**AND SECURITY AGREEMENT**</u>

(INDIANA – REVISION DATE 03-31-2008)

I certify under penalty of perjury, that I have taken reasonable care to redact each Social Security number in this document, unless required by law.

Michael Van Voorhis, Esquire

**MULTIFAMILY MORTGAGE,
ASSIGNMENT OF RENTS
AND SECURITY AGREEMENT
(INDIANA – REVISION DATE 03-31-2008)**

THIS MULTIFAMILY MORTGAGE, ASSIGNMENT OF RENTS AND SECURITY AGREEMENT (the "**Instrument**") is made to be effective as of the 16th day of December, 2009, between **NLP WILLOW LAKE, LLC**, a limited liability company organized and existing under the laws of Delaware, whose address is c/o NTS Development Company, 10172 Linn Station Road, Louisville, Kentucky 40223, as mortgagor ("**Borrower**"), and **HOLLIDAY FENOGLIO FOWLER, L.P.**, a limited partnership organized and existing under the laws of Texas, whose address is 9 Greenway Plaza, Suite 700, Houston (Harris County), Texas 77046, as mortgagee ("**Lender**"). Borrower's organizational identification number, if applicable, is 4739660.

Borrower is indebted to Lender in the principal amount of $10,945,000.00, as evidenced by Borrower's Multifamily Note payable to Lender, dated as of the date of this Instrument, and maturing on January 1, 2020 (the "**Maturity Date**").

TO SECURE TO LENDER the repayment of the Indebtedness, and all renewals, extensions and modifications of the Indebtedness, and the performance of the covenants and agreements of Borrower contained in the Loan Documents, Borrower mortgages, warrants, grants, conveys and assigns to Lender the Mortgaged Property, including the Land located in Marion County, State of Indiana and described in Exhibit A attached to this Instrument.

Borrower represents and warrants that Borrower is lawfully seized of the Mortgaged Property and has the right, power and authority to mortgage, grant, convey and assign the Mortgaged Property, and that the Mortgaged Property is unencumbered, except as shown on the schedule of exceptions to coverage in the title policy issued to and accepted by Lender contemporaneously with the execution and recordation of this Instrument and insuring Lender's interest in the Mortgaged Property (the "**Schedule of Title Exceptions**"). Borrower covenants that Borrower will warrant and defend generally the title to the Mortgaged Property against all claims and demands, subject to any easements and restrictions listed in the Schedule of Title Exceptions.

UNIFORM COVENANTS-CME REVISION DATE 8-14-2009

Covenants. In consideration of the mutual promises set forth in this Instrument, Borrower and Lender covenant and agree as follows:

1.   **DEFINITIONS.** The following terms, when used in this Instrument (including when used in the above recitals), shall have the following meanings:

(a)   "Affiliate" of any Person means (i) any other Person which, directly or indirectly, is in Control of, is Controlled by or is under common Control with, such Person; (ii) any other Person who is a director or officer of (A) such Person, (B) any subsidiary of such Person, or (C) any Person described in clause (i) above; or (iii) any corporation, limited liability company or partnership which has as a director any Person described in subsection (ii) above.

(b)   "**Approved Seller/Servicer**" is defined in Section 43(b).

(c)   "**Assignment of Management Agreement**" means Assignment of Management Agreement and Subordination of Management Fee of even date herewith among Borrower, Lender and Property Manager, including all schedules, riders, allonges and addenda, as such Assignment of Management Agreement may be amended from time to time.

(d)   "**Attorneys' Fees and Costs**" means (i) fees and out of pocket costs of Lender's and Loan Servicer's attorneys, as applicable, including costs of Lender's and Loan Servicer's in-house counsel, support staff costs, costs of preparing for litigation, computerized research, telephone and facsimile transmission expenses, mileage, deposition costs, postage, duplicating, process service, videotaping and similar costs and expenses; (ii) costs and fees of expert witnesses, including appraisers; (iii) investigatory fees; and (iv) the costs for any opinion required by Lender pursuant to the terms of the Loan Documents.

(e)   "**Borrower**" means all entities identified as "Borrower" in the first paragraph of this Instrument, together with their successors and assigns.

(f)   "**Business Day**" means any day other than a Saturday, a Sunday or any other day on which Lender or the national banking associations are not open for business.

(g)   "**Claim**" is defined in Section 18(l).

(h)   "**Collateral Agreement**" means any separate agreement between Borrower and Lender for the purpose of establishing replacement reserves for the Mortgaged Property, establishing a fund to assure the completion of repairs or improvements specified in that agreement, or assuring reduction of the outstanding principal balance of the Indebtedness if the occupancy of or income from the Mortgaged Property does not increase to a level specified in that agreement, or any other agreement or agreements between Borrower and Lender which provide for the establishment of any other fund, reserve or account.

(i)   "**Condemnation**" is defined in Section 20(a).

(j)   "**Control**" means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person whether through ownership of voting securities, beneficial interests, by contract or otherwise. The definition is to be construed to apply equally to variations of the word "Control," including "Controlled," "Controlling" or "Controlled by."

(k)   "**Controlling Entity**" means an entity which, directly or indirectly through one or more intermediaries, (i) owns or Controls a general partnership interest or a Controlling Interest of the limited partnership interests in Borrower (if Borrower is a partnership), (ii) is a Manager of Borrower or owns a Controlling Interest in a manager of Borrower or a Controlling Interest of the ownership or membership interests in Borrower (if Borrower is a limited liability company), or (iii) owns or Controls a Controlling Interest of any class of voting stock of Borrower (if Borrower is a corporation). The SPE Equity Owner, if applicable, shall be considered a Controlling Entity for purposes of this definition.

(l)   "**Controlling Interest**" means (i) 50 percent or more of the direct or indirect ownership interests in an entity, or (ii) a percentage ownership interest in an entity of less than 50 percent, if the owner(s) of that interest actually Control(s) the business and affairs of the entity without the requirement of consent of any other party.

(m)   "**Cut-off Date**" is defined in the Note.

(n)   "**Defeasance**" is defined in Section 44.

(o)   "**Defeasance Closing Date**" is defined in Section 44(b).

(p)   "**Defeasance Collateral**" means (i) a Freddie Mac Debt Security, (ii) a Fannie Mae Debt Security, (iii) U.S. Treasury Obligations, or (iv) FHLB Obligations.

(q)   "**Defeasance Date**" means the second (2nd) anniversary of the "startup date" of the last REMIC within the meaning of Section 860G(a)(9) of the Tax Code which holds all or any portion of the Loan.

(r)   "**Defeasance Fee**" is defined in Section 44(c).

(s)   "**Defeasance Notice**" is defined in Section 44(b).

(t)   "**Defeasance Period**" is defined in the Note.

(u)   "**Disclosure Document**" is defined in Section 39.

(v)   "**Eligible Account**" means an identifiable account which is separate from all other funds held by the holding institution that is either (i) an account or accounts maintained with the corporate trust department of a federal or state-chartered depository institution or trust company which complies with the definition of Eligible Institution or (ii) a segregated trust account or accounts maintained with the corporate trust department of a federal or state chartered depository institution or trust company acting in its fiduciary capacity which, in the case of a state chartered depository institution or trust company is subject to regulations substantially similar to 12 C.F.R. §9.10(b), having in either case a combined capital and surplus of at least $50,000,000 and subject to supervision or examination by federal and state authority. An Eligible Account will not be evidenced by a certificate of deposit, passbook or other instrument.

(w)   "**Eligible Institution**" means a federal or state chartered depository institution or trust company insured by the Federal Deposit Insurance Corporation, the short term unsecured debt obligations or commercial paper of which are rated at least A-1 by Standard & Poor's Ratings Services, a division of The McGraw-Hill Companies, Inc., P-1 by Moody's Investors Service, Inc. and F-1 by Fitch, Inc. in the case of accounts in which funds are held for thirty (30) days or less or, in the case of letters of credit or accounts in which funds are held for more than thirty (30) days, the long term unsecured debt obligations of which are rated at least "A" by Fitch, Inc. and Standard & Poor's Ratings Services, a division of The McGraw-Hill Companies, Inc., and "A2" by Moody's Investors Service, Inc. If at any time an Eligible Institution does not meet the required rating, the Loan Servicer must move the Eligible Account within thirty (30) days of such event to an appropriately rated Eligible Institution.

(x)   "**Environmental Inspections**" is defined in Section 18(g).

(y)   "**Environmental Permit**" means any permit, license, or other authorization issued under any Hazardous Materials Law with respect to any activities or businesses conducted on or in relation to the Mortgaged Property.

(z)   "**ERISA**" is defined in Section 48(d).

(aa)   "**Event of Default**" means the occurrence of any event listed in Section 22.

(bb)   "**Fannie Mae Debt Security**" means any non-callable bond, debenture, note, or other similar debt obligation issued by Federal National Mortgage Association.

(cc)   "**FHLB Obligations**" mean direct, non-callable and non-redeemable securities issued, or fully insured as to payment, by any consolidated bank that is a member of the Federal Home Loan Banks.

(dd)   "**First Mortgage**" is defined in Section 43(b).

(ee)   "**Fixtures**" means all property owned by Borrower which is so attached to the Land or the Improvements as to constitute a fixture under applicable law, including: machinery, equipment, engines, boilers, incinerators, installed building materials; systems and equipment for the purpose of supplying or distributing heating, cooling, electricity, gas, water, air, or light; antennas, cable, wiring and conduits used in connection with radio, television, security, fire prevention, or fire detection or otherwise used to carry electronic signals; telephone systems and equipment; elevators and related machinery and equipment; fire detection, prevention and extinguishing systems and apparatus; security and access control systems and apparatus; plumbing systems; water heaters, ranges, stoves, microwave ovens, refrigerators, dishwashers, garbage disposers, washers, dryers and other appliances; light fixtures, awnings, storm windows and storm doors; pictures, screens, blinds, shades, curtains and curtain rods; mirrors; cabinets, paneling, rugs and floor and wall coverings; fences, trees and plants; swimming pools; and exercise equipment.

(ff)   "**Freddie Mac**" is defined in Section 43(a).

(gg)   "**Freddie Mac Debt Security**" means any non-callable bond, debenture, note, or other similar debt obligation issued by Freddie Mac.

(hh)   "**Governmental Authority**" means any board, commission, department or body of any municipal, county, state or federal governmental unit, or any subdivision of any of them, that has or acquires jurisdiction over the Mortgaged Property or the use, operation or improvement of the Mortgaged Property or over the Borrower.

(ii)   "**Hazard Insurance**" is defined in Section 19.

(jj)   "**Hazardous Materials**" means petroleum and petroleum products and compounds containing them, including gasoline, diesel fuel and oil; explosives; flammable materials; radioactive materials; polychlorinated biphenyls ("PCBs") and compounds containing them; lead and lead-based paint; asbestos or asbestos containing materials in any form that is or could become friable; underground or above-ground storage tanks, whether empty or containing any substance; any substance the presence of which on the Mortgaged Property is prohibited by any federal, state or local authority; any substance that requires special handling and any other material or substance now or in the future that (i) is defined as a "hazardous substance," "hazardous material," "hazardous waste," "toxic substance," "toxic pollutant," "contaminant," or

"pollutant" by or within the meaning of any Hazardous Materials Law, or (ii) is regulated in any way by or within the meaning of any Hazardous Materials Law.

(kk) **"Hazardous Materials Laws"** means all federal, state, and local laws, ordinances and regulations and standards, rules, policies and other governmental requirements, administrative rulings and court judgments and decrees in effect now or in the future and including all amendments, that relate to Hazardous Materials or the protection of human health or the environment and apply to Borrower or to the Mortgaged Property. Hazardous Materials Laws include, but are not limited to, the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. Section 9601, et seq., the Resource Conservation and Recovery Act of 1976, 42 U.S.C. Section 6901, et seq., the Toxic Substance Control Act, 15 U.S.C. Section 2601, et seq., the Clean Water Act, 33 U.S.C. Section 1251, et seq., and the Hazardous Materials Transportation Act, 49 U.S.C. Section 5101, et seq., and their state analogs.

(ll) **"Impositions"** and **"Imposition Deposits"** are defined in Section 7(a).

(mm) **"Improvements"** means the buildings, structures, improvements, and alterations now constructed or at any time in the future constructed or placed upon the Land, including any future replacements and additions.

(nn) **"Indebtedness"** means the principal of, interest at the fixed or variable rate set forth in the Note on, and all other amounts due at any time under, the Note, this Instrument or any other Loan Document, including prepayment premiums, late charges, default interest, and advances as provided in Section 12 to protect the security of this Instrument.

(oo) **"Indemnitees"** is defined in Section 18(j).

(pp) **"Initial Owners"** means, with respect to Borrower or any other entity, the Persons that (i) on the date of the Note, or (ii) on the date of a Transfer to which Lender has consented, own in the aggregate 100 percent of the ownership interests in Borrower or that entity.

(qq) **"Intercreditor Agreement"** is defined in Section 43(b).

(rr) **"Issuer Group"** is defined in Section 47.

(ss) **"Issuer Person"** is defined in Section 47.

(tt) **"Junior Lender"** is defined in Section 43(e).

(uu) **"Land"** means the land described in Exhibit A.

(vv) **"Leases"** means all present and future leases, subleases, licenses, concessions or grants or other possessory interests now or hereafter in force, whether oral or written, covering or affecting the Mortgaged Property, or any portion of the Mortgaged Property (including proprietary leases or occupancy agreements if Borrower is a cooperative housing corporation), and all modifications, extensions or renewals.

(ww) **"Lender"** means the entity identified as "Lender" in the first paragraph of this Instrument, or any subsequent holder of the Note.

(xx) **"Lien"** is defined in Section 16.

(yy) **"Loan"** means the loan evidenced by the Note.

(zz) **"Loan Documents"** means the Note, this Instrument, the Assignment of Management Agreement, all guaranties, all indemnity agreements, all Collateral Agreements, O&M Programs, the MMP and any other documents now or in the future executed by Borrower, any guarantor or any other Person in connection with the Loan evidenced by the Note, as such documents may be amended from time to time.

(aaa) **"Loan Servicer"** means the entity that from time to time is designated by Lender or its designee to collect payments and deposits and receive Notices under the Note, this Instrument and any other Loan Document, and otherwise to service the Loan evidenced by the Note for the benefit of Lender. Unless Borrower receives Notice to the contrary, the Loan Servicer is the entity identified as "Lender" in the first paragraph of this Instrument.

(bbb) **"Lockout Period"** is defined in the Note.

(ccc) **"Manager"** or **"Managers"** means a Person who is named or designated as a manager or managing member or otherwise acts in the capacity of a manager or managing member of a limited liability company in a limited liability company agreement or similar instrument under which the limited liability company is formed or operated.

(ddd) **"Material Adverse Effect"** is defined in Section 48(f).

(eee) **"MMP"** means a moisture management plan to control water intrusion and prevent the development of Mold or moisture at the Mortgaged Property throughout the term of this Instrument. At a minimum, the MMP must contain a provision for (i) staff training, (ii) information to be provided to tenants, (iii) documentation of the plan, (iv) the appropriate protocol for incident response and remediation and (v) routine, scheduled inspections of common space and unit interiors.

(fff) **"Mold"** means mold, fungus, microbial contamination or pathogenic organisms.

(ggg) **"Mortgaged Property"** means all of Borrower's present and future right, title and interest in and to all of the following:

    (i) the Land;

    (ii) the Improvements;

    (iii) the Fixtures;

    (iv) the Personalty;

    (v) all current and future rights, including air rights, development rights, zoning rights and other similar rights or interests, easements, tenements, rights of way, strips and gores of land, streets, alleys, roads, sewer rights, waters, watercourses, and appurtenances related to or benefiting the Land or the Improvements, or both, and all rights-of-way, streets, alleys and roads which may have been or may in the future be vacated;

    (vi) all proceeds paid or to be paid by any insurer of the Land, the Improvements, the Fixtures, the Personalty or any other part of the

Mortgaged Property, whether or not Borrower obtained the insurance pursuant to Lender's requirement;

(vii) all awards, payments and other compensation made or to be made by any municipal, state or federal authority with respect to the Land, the Improvements, the Fixtures, the Personalty or any other part of the Mortgaged Property, including any awards or settlements resulting from condemnation proceedings or the total or partial taking of the Land, the Improvements, the Fixtures, the Personalty or any other part of the Mortgaged Property under the power of eminent domain or otherwise and including any conveyance in lieu thereof;

(viii) all contracts, options and other agreements for the sale of the Land, the Improvements, the Fixtures, the Personalty or any other part of the Mortgaged Property entered into by Borrower now or in the future, including cash or securities deposited to secure performance by parties of their obligations;

(ix) all proceeds from the conversion, voluntary or involuntary, of any of the above into cash or liquidated claims, and the right to collect such proceeds;

(x) all Rents and Leases;

(xi) all earnings, royalties, accounts receivable, issues and profits from the Land, the Improvements or any other part of the Mortgaged Property, and all undisbursed proceeds of the Loan secured by this Instrument;

(xii) all Imposition Deposits;

(xiii) all refunds or rebates of Impositions by any municipal, state or federal authority or insurance company (other than refunds applicable to periods before the real property tax year in which this Instrument is dated);

(xiv) all tenant security deposits which have not been forfeited by any tenant under any Lease and any bond or other security in lieu of such deposits; and

(xv) all names under or by which any of the above Mortgaged Property may be operated or known, and all trademarks, trade names, and goodwill relating to any of the Mortgaged Property.

(hhh) "New Commercial Lease" is defined in Section 4(f).

(iii) "Note" means the Multifamily Note described on page 1 of this Instrument, including all schedules, riders, allonges and addenda, as such Multifamily Note may be amended from time to time.

(jjj) "Notice" is defined in Section 31(a).

(kkk) "O&M Program" is defined in Section 18(d).

(lll)   "**Person**" means any natural person, sole proprietorship, corporation, general partnership, limited partnership, limited liability company, limited liability limited partnership, joint venture, association, joint stock company, bank, trust, estate, unincorporated organization, any federal, state, county or municipal government (or any agency or political subdivision thereof), endowment fund or any other form of entity.

(mmm) "**Personalty**" means all:

    (i)   accounts (including deposit accounts) of Borrower related to the Mortgaged Property;

    (ii)   equipment and inventory owned by Borrower, which are used now or in the future in connection with the ownership, management or operation of the Land or Improvements or are located on the Land or Improvements, including furniture, furnishings, machinery, building materials, goods, supplies, tools, books, records (whether in written or electronic form), and computer equipment (hardware and software);

    (iii)   other tangible personal property owned by Borrower which is used now or in the future in connection with the ownership, management or operation of the Land or Improvements or is located on the Land or in the Improvements, including ranges, stoves, microwave ovens, refrigerators, dishwashers, garbage disposers, washers, dryers and other appliances (other than Fixtures);

    (iv)   any operating agreements relating to the Land or the Improvements;

    (v)   any surveys, plans and specifications and contracts for architectural, engineering and construction services relating to the Land or the Improvements;

    (vi)   all other intangible property, general intangibles and rights relating to the operation of, or used in connection with, the Land or the Improvements, including all governmental permits relating to any activities on the Land and including subsidy or similar payments received from any sources, including a governmental authority; and

    (vii)   any rights of Borrower in or under letters of credit.

(nnn) "**Pledge Agreement**" is defined in Section 44(f).

(ooo) "**Preapproved Transfer**" is defined in Section 21(c).

(ppp) "**Prior Lien**" is defined in Section 12.

(qqq) "**Proceeding**" means, whether voluntary or involuntary, any case, proceeding or other action against Borrower or any SPE Equity Owner under any existing or future law of any jurisdiction relating to bankruptcy, insolvency, reorganization or relief of debtors.

(rrr) "**Prohibited Activities or Conditions**" is defined in Section 18(a).

(sss) "**Property Jurisdiction**" is defined in Section 30(a).

(ttt) "**Property Manager**" means NTS Development Company.

(uuu) "**Rating Agencies**" means Fitch, Inc.; Moody's Investors Service, Inc.; or Standard & Poor's Ratings Services, a division of The McGraw-Hill Companies, Inc., or any successor entity of the foregoing, or any other nationally recognized statistical rating organization.

(vvv) "**Rating Confirmation**" means a written confirmation from each of the Rating Agencies which has rated the Securitization which includes the Loan (unless otherwise agreed by Lender) or any portion thereof or interest therein, that an action shall not result in a downgrade, withdrawal or qualification of any securities issued in connection with the Securitization, unless such Rating Agency has elected to waive its right to issue a Rating Confirmation.

(www) "**Release Instruments**" is defined in Section 44(f).

(xxx) "**Remedial Work**" is defined in Section 18(h).

(yyy) "**Rent Schedule**" means a written schedule for the Mortgaged Property showing the name of each tenant, and for each tenant, the space occupied, the lease expiration date, the rent payable for the current month, the date through which rent has been paid, and any related information requested by Lender.

(zzz) "**Rents**" means all rents (whether from residential or non-residential space), revenues and other income of the Land or the Improvements, parking fees, laundry and vending machine income and fees and charges for food, health care and other services provided at the Mortgaged Property, whether now due, past due, or to become due, and deposits forfeited by tenants, and, if Borrower is a cooperative housing corporation or association, maintenance fees, charges or assessments payable by shareholders or residents under proprietary leases or occupancy agreements, whether now due, past due, or to become due.

(aaaa) "**Required DSCR**" is defined in Section 43(b).

(bbbb) "**Required LTV**" is defined in Section 43(b).

(cccc) "**Restoration**" is defined in Section 19(f).

(dddd) "**Scheduled Debt Payments**" is defined in Section 44(g).

(eeee) "**Secondary Market Transaction**" means (a) any sale or assignment of this Instrument, the Note and the other Loan Documents to one or more investors as a whole loan; (b) a participation of the Loan to one or more investors; (c) any deposit of this Instrument, the Note and the other Loan Documents with a trust or other entity which may sell certificates or other instruments to investors evidencing an ownership interest in the assets of such trust or other entity; or (d) any other sale, assignment or transfer of the Loan or any interest therein to one or more investors.

(ffff) "**Securities Liabilities**" is defined in Section 47.

(gggg) "**Securitization**" means when the Note is assigned to a REMIC trust.

(hhhh) "**Servicing Arrangement**" is defined in Section 36(b).

(iiii)   "**Single Purpose Entity**" is defined in Section 33(b).

(jjjj)   "**SPE Equity Owner**" is NOT APPLICABLE-Borrower shall not be required to maintain an SPE Equity Owner in its organizational structure during the term of the Loan and all references to SPE Equity Owner in this Instrument and in the Note shall be of no force or effect.

(kkkk)   "**Successor Borrower**" is defined in Section 44(h).

(llll)   "**Supplemental Mortgage**" is defined in Section 43(b).

(mmmm)   "**Supplemental Mortgage Product**" is defined in Section 43(a).

(nnnn)   "**Tax Code**" means the Internal Revenue Code of the United States.

(oooo)   "**Taxes**" means all taxes, assessments, vault rentals and other charges, if any, whether general, special or otherwise, including all assessments for schools, public betterments and general or local improvements, which are levied, assessed or imposed by any public authority or quasi-public authority, and which, if not paid, will become a lien on the Land or the Improvements.

(pppp)   "**Third Party Information**" is defined in Section 47.

(qqqq)   "**Transfer**" is defined in Section 21.

(rrrr)   "**Transfer and Assumption Agreement**" is defined in Section 44(f).

(ssss)   "**UCC Collateral**" is defined in Section 2.

(tttt)   "**Underwriter Group**" is defined in Section 47.

(uuuu)   "**U.S. Treasury Obligations**" means direct, non-callable and non-redeemable securities issued, or fully insured as to payment, by the United States of America.

2.   **UNIFORM COMMERCIAL CODE SECURITY AGREEMENT.**

(a)   This Instrument is also a security agreement under the Uniform Commercial Code for any of the Mortgaged Property which, under applicable law, may be subjected to a security interest under the Uniform Commercial Code, whether such Mortgaged Property is owned now or acquired in the future, and all products and cash and non-cash proceeds thereof (collectively, "**UCC Collateral**"), and Borrower hereby grants to Lender a security interest in the UCC Collateral.   Borrower hereby authorizes Lender to prepare and file financing statements, continuation statements and financing statement amendments in such form as Lender may require to perfect or continue the perfection of this security interest and Borrower agrees, if Lender so requests, to execute and deliver to Lender such financing statements, continuation statements and amendments.   Borrower shall pay all filing costs and all costs and expenses of any record searches for financing statements and/or amendments that Lender may require. Without the prior written consent of Lender, Borrower shall not create or permit to exist any other lien or security interest in any of the UCC Collateral.

(b)   Unless Borrower gives Notice to Lender within 30 days after the occurrence of any of the following, and executes and delivers to Lender modifications or supplements of this Instrument (and any financing statement which may be filed in connection with this Instrument)

as Lender may require, Borrower shall not (i) change its name, identity, structure or jurisdiction of organization; (ii) change the location of its place of business (or chief executive office if more than one place of business); or (iii) add to or change any location at which any of the Mortgaged Property is stored, held or located.

(c) If an Event of Default has occurred and is continuing, Lender shall have the remedies of a secured party under the Uniform Commercial Code, in addition to all remedies provided by this Instrument or existing under applicable law. In exercising any remedies, Lender may exercise its remedies against the UCC Collateral separately or together, and in any order, without in any way affecting the availability of Lender's other remedies.

(d) This Instrument constitutes a financing statement with respect to any part of the Mortgaged Property that is or may become a Fixture, if permitted by applicable law.

3. ASSIGNMENT OF RENTS; APPOINTMENT OF RECEIVER; LENDER IN POSSESSION.

(a) As part of the consideration for the Indebtedness, Borrower absolutely and unconditionally assigns and transfers to Lender all Rents. It is the intention of Borrower to establish a present, absolute and irrevocable transfer and assignment to Lender of all Rents and to authorize and empower Lender to collect and receive all Rents without the necessity of further action on the part of Borrower. Promptly upon request by Lender, Borrower agrees to execute and deliver such further assignments as Lender may from time to time require. Borrower and Lender intend this assignment of Rents to be immediately effective and to constitute an absolute present assignment and not an assignment for additional security only. For purposes of giving effect to this absolute assignment of Rents, and for no other purpose, Rents shall not be deemed to be a part of the Mortgaged Property. However, if this present, absolute and unconditional assignment of Rents is not enforceable by its terms under the laws of the Property Jurisdiction, then the Rents shall be included as a part of the Mortgaged Property and it is the intention of the Borrower that in this circumstance this Instrument create and perfect a lien on Rents in favor of Lender, which lien shall be effective as of the date of this Instrument.

(b) After the occurrence of an Event of Default, Borrower authorizes Lender to collect, sue for and compromise Rents and directs each tenant of the Mortgaged Property to pay all Rents to, or as directed by, Lender. However, until the occurrence of an Event of Default, Lender hereby grants to Borrower a revocable license to collect and receive all Rents, to hold all Rents in trust for the benefit of Lender and to apply all Rents to pay the installments of interest and principal then due and payable under the Note and the other amounts then due and payable under the other Loan Documents, including Imposition Deposits, and to pay the current costs and expenses of managing, operating and maintaining the Mortgaged Property, including utilities, Taxes and insurance premiums (to the extent not included in Imposition Deposits), tenant improvements and other capital expenditures. So long as no Event of Default has occurred and is continuing, the Rents remaining after application pursuant to the preceding sentence may be retained by Borrower free and clear of, and released from, Lender's rights with respect to Rents under this Instrument. From and after the occurrence of an Event of Default, and without the necessity of Lender entering upon and taking and maintaining control of the Mortgaged Property directly, or by a receiver, Borrower's license to collect Rents shall automatically terminate and Lender shall without Notice be entitled to all Rents as they become due and payable, including Rents then due and unpaid. Borrower shall pay to Lender upon demand all Rents to which Lender is entitled. At any time on or after the date of Lender's demand for Rents, (i) Lender may give, and Borrower hereby irrevocably authorizes Lender to give, notice to all tenants of the Mortgaged Property instructing them to pay all Rents to Lender, (ii) no tenant shall be obligated

to inquire further as to the occurrence or continuance of an Event of Default, and (iii) no tenant shall be obligated to pay to Borrower any amounts which are actually paid to Lender in response to such a notice. Any such notice by Lender shall be delivered to each tenant personally, by mail or by delivering such demand to each rental unit. Borrower shall not interfere with and shall cooperate with Lender's collection of such Rents.

(c)   Borrower represents and warrants to Lender that Borrower has not executed any prior assignment of Rents (other than an assignment of Rents securing any prior indebtedness that is being assigned to Lender, or paid off and discharged with the proceeds of the Loan evidenced by the Note), that Borrower has not performed, and Borrower covenants and agrees that it will not perform, any acts and has not executed, and shall not execute, any instrument which would prevent Lender from exercising its rights under this Section 3, and that at the time of execution of this Instrument there has been no anticipation or prepayment of any Rents for more than two months prior to the due dates of such Rents. Borrower shall not collect or accept payment of any Rents more than two months prior to the due dates of such Rents.

(d)   If an Event of Default has occurred and is continuing, Lender may, regardless of the adequacy of Lender's security or the solvency of Borrower and even in the absence of waste, enter upon and take and maintain full control of the Mortgaged Property in order to perform all acts that Lender in its discretion determines to be necessary or desirable for the operation and maintenance of the Mortgaged Property, including the execution, cancellation or modification of Leases, the collection of all Rents, the making of repairs to the Mortgaged Property and the execution or termination of contracts providing for the management, operation or maintenance of the Mortgaged Property, for the purposes of enforcing the assignment of Rents pursuant to Section 3(a), protecting the Mortgaged Property or the security of this Instrument, or for such other purposes as Lender in its discretion may deem necessary or desirable. Alternatively, if an Event of Default has occurred and is continuing, regardless of the adequacy of Lender's security, without regard to Borrower's solvency and without the necessity of giving prior notice (oral or written) to Borrower, Lender may apply to any court having jurisdiction for the appointment of a receiver for the Mortgaged Property to take any or all of the actions set forth in the preceding sentence. If Lender elects to seek the appointment of a receiver for the Mortgaged Property at any time after an Event of Default has occurred and is continuing, Borrower, by its execution of this Instrument, expressly consents to the appointment of such receiver, including the appointment of a receiver ex parte if permitted by applicable law. If Borrower is a housing cooperative corporation or association, Borrower hereby agrees that if a receiver is appointed, the order appointing the receiver may contain a provision requiring the receiver to pay the installments of interest and principal then due and payable under the Note and the other amounts then due and payable under the other Loan Documents, including Imposition Deposits, it being acknowledged and agreed that the Indebtedness is an obligation of the Borrower and must be paid out of maintenance charges payable by the Borrower's tenant shareholders under their proprietary leases or occupancy agreements. Lender or the receiver, as the case may be, shall be entitled to receive a reasonable fee for managing the Mortgaged Property. Immediately upon appointment of a receiver or immediately upon the Lender's entering upon and taking possession and control of the Mortgaged Property, Borrower shall surrender possession of the Mortgaged Property to Lender or the receiver, as the case may be, and shall deliver to Lender or the receiver, as the case may be, all documents, records (including records on electronic or magnetic media), accounts, surveys, plans, and specifications relating to the Mortgaged Property and all security deposits and prepaid Rents. In the event Lender takes possession and control of the Mortgaged Property, Lender may exclude Borrower and its representatives from the Mortgaged Property. Borrower acknowledges and agrees that the exercise by Lender of any of the rights conferred under this Section 3 shall not be construed to make Lender a mortgagee-in-possession

of the Mortgaged Property so long as Lender has not itself entered into actual possession of the Land and Improvements.

(e) If Lender enters the Mortgaged Property, Lender shall be liable to account only to Borrower and only for those Rents actually received. Except to the extent of Lender's gross negligence or willful misconduct, Lender shall not be liable to Borrower, anyone claiming under or through Borrower or anyone having an interest in the Mortgaged Property, by reason of any act or omission of Lender under Section 3(d), and Borrower hereby releases and discharges Lender from any such liability to the fullest extent permitted by law.

(f) If the Rents are not sufficient to meet the costs of taking control of and managing the Mortgaged Property and collecting the Rents, any funds expended by Lender for such purposes shall become an additional part of the Indebtedness as provided in Section 12.

(g) Any entering upon and taking of control of the Mortgaged Property by Lender or the receiver, as the case may be, and any application of Rents as provided in this Instrument shall not cure or waive any Event of Default or invalidate any other right or remedy of Lender under applicable law or provided for in this Instrument.

4. ASSIGNMENT OF LEASES; LEASES AFFECTING THE MORTGAGED PROPERTY.

(a) As part of the consideration for the Indebtedness, Borrower absolutely and unconditionally assigns and transfers to Lender all of Borrower's right, title and interest in, to and under the Leases, including Borrower's right, power and authority to modify the terms of any such Lease, or extend or terminate any such Lease. It is the intention of Borrower to establish a present, absolute and irrevocable transfer and assignment to Lender of all of Borrower's right, title and interest in, to and under the Leases. Borrower and Lender intend this assignment of the Leases to be immediately effective and to constitute an absolute present assignment and not an assignment for additional security only. For purposes of giving effect to this absolute assignment of the Leases, and for no other purpose, the Leases shall not be deemed to be a part of the Mortgaged Property. However, if this present, absolute and unconditional assignment of the Leases is not enforceable by its terms under the laws of the Property Jurisdiction, then the Leases shall be included as a part of the Mortgaged Property and it is the intention of the Borrower that in this circumstance this Instrument create and perfect a lien on the Leases in favor of Lender, which lien shall be effective as of the date of this Instrument.

(b) Until Lender gives Notice to Borrower of Lender's exercise of its rights under this Section 4, Borrower shall have all rights, power and authority granted to Borrower under any Lease (except as otherwise limited by this Section or any other provision of this Instrument), including the right, power and authority to modify the terms of any Lease or extend or terminate any Lease. Upon the occurrence of an Event of Default, the permission given to Borrower pursuant to the preceding sentence to exercise all rights, power and authority under Leases shall automatically terminate. Borrower shall comply with and observe Borrower's obligations under all Leases, including Borrower's obligations pertaining to the maintenance and disposition of tenant security deposits.

(c) Borrower acknowledges and agrees that the exercise by Lender, either directly or by a receiver, of any of the rights conferred under this Section 4 shall not be construed to make Lender a mortgagee-in-possession of the Mortgaged Property so long as Lender has not itself entered into actual possession of the Land and the Improvements. The acceptance by Lender of the assignment of the Leases pursuant to Section 4(a) shall not at any time or in any event

obligate Lender to take any action under this Instrument or to expend any money or to incur any expenses. Except to the extent of Lender's gross negligence or willful misconduct, Lender shall not be liable in any way for any injury or damage to person or property sustained by any Person or Persons in or about the Mortgaged Property. Prior to Lender's actual entry into and taking possession of the Mortgaged Property, Lender shall not (i) be obligated to perform any of the terms, covenants and conditions contained in any Lease (or otherwise have any obligation with respect to any Lease); (ii) be obligated to appear in or defend any action or proceeding relating to the Lease or the Mortgaged Property; or (iii) be responsible for the operation, control, care, management or repair of the Mortgaged Property or any portion of the Mortgaged Property. The execution of this Instrument by Borrower shall constitute conclusive evidence that all responsibility for the operation, control, care, management and repair of the Mortgaged Property is and shall be that of Borrower, prior to such actual entry and taking of possession.

(d)   Upon delivery of Notice by Lender to Borrower of Lender's exercise of Lender's rights under this Section 4 at any time after the occurrence of an Event of Default, and without the necessity of Lender entering upon and taking and maintaining control of the Mortgaged Property directly, by a receiver, or by any other manner or proceeding permitted by the laws of the Property Jurisdiction, Lender immediately shall have all rights, powers and authority granted to Borrower under any Lease, including the right, power and authority to modify the terms of any such Lease, or extend or terminate any such Lease.

(e)   Borrower shall, promptly upon Lender's request, deliver to Lender an executed copy of each residential Lease then in effect. All Leases for residential dwelling units shall be on forms approved by Lender, shall be for initial terms of at least six months and not more than two years, and shall not include options to purchase.

(f)   (i)   Except as set forth below, Borrower shall not enter into a Lease for any portion of the Mortgaged Property for non-residential use without the prior written consent of Lender.

(ii)   Borrower shall not modify the terms of, or extend or terminate, any Lease for non-residential use (including any Lease in existence on the date of this Instrument) without the prior written consent of Lender; provided, however, Lender's consent shall not be required for the modification or extension of a non-residential Lease if such modification or extension is on terms at least as favorable to Borrower as those customary at that time in the applicable market and the income from the extended or modified Lease will not be less than the income received from the Lease as of the date of this Instrument.

(iii)   Lender's consent shall not be required for Borrower to enter into a new Lease for space occupied as of the date of this Instrument for non-residential use ("New Commercial Lease"), provided that such New Commercial Lease satisfies the following requirements:

(A)   the aggregate of the income derived from the space leased by the New Commercial Lease accounts for less than five percent (5%) of the gross income of the Mortgaged Property on the date of this Instrument;

(B)   the tenant under the New Commercial Lease is not an Affiliate of the Borrower or any guarantor;

(C)   terms of the New Commercial Lease are at least as favorable to Borrower as those customary on the date of this Instrument in the applicable market;

(D)   the rents paid to the Borrower pursuant to the New Commercial Lease are greater than or equal to the rents paid to Borrower pursuant to the Lease for that portion of the Mortgaged Property that was in effect prior to the New Commercial Lease; and

(E)   the New Commercial Lease must provide that the space may not be used or operated, in whole or in part, for any of the following: (1) the operation of a so-called "head shop" or other business devoted to the sale of articles or merchandise normally used or associated with illegal or unlawful activities such as, but not limited to, the sale of paraphernalia used in connection with marijuana or controlled drugs or substances, (2) a gun shop, shooting gallery or firearms range, (3) a so-called massage parlor or any business which sells, rents or permits the viewing of so-called "adult" or pornographic materials such as, but not limited to, adult magazines, books, movies, photographs, sexual aids, sexual articles and sex paraphernalia, (4) for the sale or distribution of any flammable liquids, gases or other Hazardous Materials as defined under this Instrument, (5) an off-track betting parlor or arcade, (6) a liquor store or other business whose primary business is the sale of alcoholic beverages for off-site consumption, (7) a burlesque or strip club, or (8) any other illegal activity.

(iv)   Borrower shall, without request by Lender, deliver a fully executed copy of each non-residential Lease to Lender promptly after such Lease is signed.

(v)   All non-residential Leases, regardless of whether Lender's consent or approval is required, including renewals or extensions of existing Leases, shall specifically provide that (A) such Leases are subordinate to the lien of this Instrument; (B) the tenant shall attorn to Lender and any purchaser at a foreclosure sale, such attornment to be self-executing and effective upon acquisition of title to the Mortgaged Property by any purchaser at a foreclosure sale or by Lender in any manner; (C) the tenant agrees to execute such further evidences of attornment as Lender or any purchaser at a foreclosure sale may from time to time request; (D) the Lease shall not be terminated by foreclosure or any other transfer of the Mortgaged Property; (E) after a foreclosure sale of the Mortgaged Property, Lender or any other purchaser at such foreclosure sale may, at Lender's or such purchaser's option, accept or terminate such Lease; and (F) upon receipt of a written request from Lender following the occurrence of an Event of Default, pay all Rents payable under the Lease to Lender.

(g)   Borrower shall not receive or accept Rent under any Lease (whether residential or non-residential) for more than two months in advance.

(h)   If Borrower is a cooperative housing corporation or association, notwithstanding anything to the contrary contained in this subsection or in Section 21, so long as Borrower

remains a cooperative housing corporation or association and is not in breach of any covenant of this Instrument, Lender hereby consents to:

      (i)   the execution of leases of apartments for a term in excess of two years from Borrower to a tenant shareholder of Borrower, so long as such leases, including proprietary leases, are and will remain subordinate to the lien of this Instrument; and

      (ii)   the surrender or termination of such leases of apartments where the surrendered or terminated lease is immediately replaced or where the Borrower makes its best efforts to secure such immediate replacement by a newly executed lease of the same apartment to a tenant shareholder of the Borrower. However, no consent is hereby given by Lender to any execution, surrender, termination or assignment of a lease under terms that would waive or reduce the obligation of the resulting tenant shareholder under such lease to pay cooperative assessments in full when due or the obligation of the former tenant shareholder to pay any unpaid portion of such assessments.

      5.   **PAYMENT OF INDEBTEDNESS; PERFORMANCE UNDER LOAN DOCUMENTS; PREPAYMENT PREMIUM.** Borrower shall pay the Indebtedness when due in accordance with the terms of the Note and the other Loan Documents and shall perform, observe and comply with all other provisions of the Note and the other Loan Documents. Borrower shall pay a prepayment premium in connection with certain prepayments of the Indebtedness, including a payment made after Lender's exercise of any right of acceleration of the Indebtedness, as provided in the Note.

      6.   **EXCULPATION.** Borrower's personal liability for payment of the Indebtedness and for performance of the other obligations to be performed by it under this Instrument is limited in the manner, and to the extent, provided in the Note.

      7.   **DEPOSITS FOR TAXES, INSURANCE AND OTHER CHARGES.**

      (a)   Unless this requirement is waived in writing by Lender, which waiver may be contained in this Section 7(a), Borrower shall deposit with Lender on the day monthly installments of principal or interest, or both, are due under the Note (or on another day designated in writing by Lender), until the Indebtedness is paid in full, an additional amount sufficient to accumulate with Lender the entire sum required to pay, when due, the items marked "Collect" below. Lender will not require the Borrower to make Imposition Deposits with respect to the items marked "Deferred" below.

[Deferred]	Hazard Insurance premiums or other insurance premiums required by Lender under Section 19,
[Collect]	Taxes,
[Deferred]	water and sewer charges (that could become a lien on the Mortgaged Property),
[N/A]	ground rents,
[Deferred]	assessments or other charges (that could become a lien on the Mortgaged Property)

The amounts deposited under the preceding sentence are collectively referred to in this Instrument as the "**Imposition Deposits**." The obligations of Borrower for which the Imposition

Deposits are required are collectively referred to in this Instrument as "**Impositions.**" The amount of the Imposition Deposits shall be sufficient to enable Lender to pay each Imposition before the last date upon which such payment may be made without any penalty or interest charge being added. Lender shall maintain records indicating how much of the monthly Imposition Deposits and how much of the aggregate Imposition Deposits held by Lender are held for the purpose of paying Taxes, insurance premiums and each other Imposition.

(b)　　Imposition Deposits shall be deposited in an Eligible Account at an Eligible Institution (which may be Lender, if Lender is such an institution) or invested in "permitted investments" as then defined and required by the Rating Agencies. Lender shall not be obligated to open additional accounts or deposit Imposition Deposits in additional institutions when the amount of the Imposition Deposits exceeds the maximum amount of the federal deposit insurance or guaranty. Lender shall apply the Imposition Deposits to pay Impositions so long as no Event of Default has occurred and is continuing. Unless applicable law requires, Lender shall not be required to pay Borrower any interest, earnings or profits on the Imposition Deposits. As additional security for all of Borrower's obligations under this Instrument and the other Loan Documents, Borrower hereby pledges and grants to Lender a security interest in the Imposition Deposits and all proceeds of, and all interest and dividends on, the Imposition Deposits. Any amounts deposited with Lender under this Section 7 shall not be trust funds, nor shall they operate to reduce the Indebtedness, unless applied by Lender for that purpose under Section 7(e).

(c)　　If Lender receives a bill or invoice for an Imposition, Lender shall pay the Imposition from the Imposition Deposits held by Lender. Lender shall have no obligation to pay any Imposition to the extent it exceeds Imposition Deposits then held by Lender. Lender may pay an Imposition according to any bill, statement or estimate from the appropriate public office or insurance company without inquiring into the accuracy of the bill, statement or estimate or into the validity of the Imposition.

(d)　　If at any time the amount of the Imposition Deposits held by Lender for payment of a specific Imposition exceeds the amount reasonably deemed necessary by Lender, the excess shall be credited against future installments of Imposition Deposits. If at any time the amount of the Imposition Deposits held by Lender for payment of a specific Imposition is less than the amount reasonably estimated by Lender to be necessary, Borrower shall pay to Lender the amount of the deficiency within 15 days after Notice from Lender.

(e)　　If an Event of Default has occurred and is continuing, Lender may apply any Imposition Deposits, in any amounts and in any order as Lender determines, in Lender's discretion, to pay any Impositions or as a credit against the Indebtedness. Upon payment in full of the Indebtedness, Lender shall refund to Borrower any Imposition Deposits held by Lender.

(f)　　If Lender does not collect an Imposition Deposit with respect to an Imposition either marked "Deferred" in Section 7(a) or pursuant to a separate written waiver by Lender, then on or before the date each such Imposition is due, or on the date this Instrument requires each such Imposition to be paid, Borrower must provide Lender with proof of payment of each such Imposition for which Lender does not require collection of Imposition Deposits. Lender may revoke its deferral or waiver and require Borrower to deposit with Lender any or all of the Imposition Deposits listed in Section 7(a), regardless of whether any such item is marked "Deferred" in such section, upon Notice to Borrower, (i) if Borrower does not timely pay any of the Impositions, (ii) if Borrower fails to provide timely proof to Lender of such payment, or (iii) at any time during the existence of an Event of Default.

(g)   In the event of a Transfer prohibited by or requiring Lender's approval under Section 21, Lender's waiver of the collection of any Imposition Deposit in this Section 7 may be modified or rendered void by Lender at Lender's option by Notice to Borrower and the transferee(s) as a condition of Lender's approval of such Transfer.

8.   COLLATERAL AGREEMENTS. Borrower shall deposit with Lender such amounts as may be required by any Collateral Agreement and shall perform all other obligations of Borrower under each Collateral Agreement.

9.   APPLICATION OF PAYMENTS. If at any time Lender receives, from Borrower or otherwise, any amount applicable to the Indebtedness which is less than all amounts due and payable at such time, then Lender may apply that payment to amounts then due and payable in any manner and in any order determined by Lender, in Lender's discretion. Neither Lender's acceptance of an amount that is less than all amounts then due and payable nor Lender's application of such payment in the manner authorized shall constitute or be deemed to constitute either a waiver of the unpaid amounts or an accord and satisfaction. Notwithstanding the application of any such amount to the Indebtedness, Borrower's obligations under this Instrument and the Note shall remain unchanged.

10.   COMPLIANCE WITH LAWS AND ORGANIZATIONAL DOCUMENTS.

(a)   Borrower shall comply with all laws, ordinances, regulations and requirements of any Governmental Authority and all recorded lawful covenants and agreements relating to or affecting the Mortgaged Property, including all laws, ordinances, regulations, requirements and covenants pertaining to health and safety, construction of improvements on the Mortgaged Property, fair housing, disability accommodation, zoning and land use, and Leases. Borrower also shall comply with all applicable laws that pertain to the maintenance and disposition of tenant security deposits.

(b)   Borrower shall at all times maintain records sufficient to demonstrate compliance with the provisions of this Section 10.

(c)   Borrower shall take appropriate measures to prevent, and shall not engage in or knowingly permit, any illegal activities at the Mortgaged Property that could endanger tenants or visitors, result in damage to the Mortgaged Property, result in forfeiture of the Mortgaged Property, or otherwise materially impair the lien created by this Instrument or Lender's interest in the Mortgaged Property. Borrower represents and warrants to Lender that no portion of the Mortgaged Property has been or will be purchased with the proceeds of any illegal activity.

(d)   Borrower shall at all times comply with all laws, regulations and requirements of any Governmental Authority relating to Borrower's formation, continued existence and good standing in the Property Jurisdiction. Borrower shall at all times comply with its organizational documents, including but not limited to its partnership agreement (if Borrower is a partnership), its by-laws (if Borrower is a corporation or housing cooperative corporation or association) or its operating agreement (if Borrower is an limited liability company or tenancy-in-common). If Borrower is a housing cooperative corporation or association, Borrower shall at all times maintain its status as a "cooperative housing corporation" as such term is defined in Section 216(b) of the Internal revenue Code of 1986, as amended, or any successor statute thereto.

(e)   Borrower represents and warrants that Borrower, any commercial tenant of the Mortgaged Property and/or any operator of the Mortgaged Property were in possession of all material licenses, permits and authorizations required for use of the Mortgaged Property which

were valid and in full force and effect as of the date of this Instrument. Borrower warrants that it, any commercial tenant of the Mortgaged Property and/or any operator of the Mortgaged Property shall remain in material compliance with all material licenses, permits and other legal requirements necessary and required to conduct its business.

11. **USE OF PROPERTY.** Unless required by applicable law, Borrower shall not (a) allow changes in the use for which all or any part of the Mortgaged Property is being used at the time this Instrument was executed, except for any change in use approved by Lender, (b) convert any individual dwelling units or common areas to commercial use, (c) initiate a change in the zoning classification of the Mortgaged Property or acquiesce without Notice to and consent of Lender in a change in the zoning classification of the Mortgaged Property, (d) establish any condominium or cooperative regime with respect to the Mortgaged Property, (e) combine all or any part of the Mortgaged Property with all or any part of a tax parcel which is not part of the Mortgaged Property, or (f) subdivide or otherwise split any tax parcel constituting all or any part of the Mortgaged Property without the prior consent of Lender. The Mortgaged Property (x) permits ingress and egress, (y) is served by public utilities and services generally available in the surrounding community or otherwise appropriate for the use in which the Mortgaged Property is currently being utilized, and (z) constitutes one or more separate tax parcels or the Lender's title policy contains one or more endorsements with respect to the matters described in (x) or (z). Notwithstanding anything contained in this Section to the contrary, if Borrower is a housing cooperative corporation or association, Lender acknowledges and consents to Borrower's use of the Mortgaged Property as a housing cooperative.

12. **PROTECTION OF LENDER'S SECURITY; INSTRUMENT SECURES FUTURE ADVANCES.**

(a)   If Borrower fails to perform any of its obligations under this Instrument or any other Loan Document, or if any action or proceeding is commenced which purports to affect the Mortgaged Property, Lender's security or Lender's rights under this Instrument, including eminent domain, insolvency, code enforcement, civil or criminal forfeiture, enforcement of Hazardous Materials Laws, fraudulent conveyance or reorganizations or proceedings involving a bankrupt or decedent, then Lender at Lender's option may make such appearances, file such documents, disburse such sums and take such actions as Lender reasonably deems necessary to perform such obligations of Borrower and to protect Lender's interest, including (i) payment of Attorneys' Fees and Costs, (ii) payment of fees and out-of-pocket expenses of accountants, inspectors and consultants, (iii) entry upon the Mortgaged Property to make repairs or secure the Mortgaged Property, (iv) procurement of the insurance required by Section 19, (v) payment of amounts which Borrower has failed to pay under Sections 15 and 17, and (vi) advances made by Lender to pay, satisfy or discharge any obligation of Borrower for the payment of money that is secured by a pre-existing mortgage, deed of trust or other lien encumbering the Mortgaged Property (a "Prior Lien").

(b)   Any amounts disbursed by Lender under this Section 12, or under any other provision of this Instrument that treats such disbursement as being made under this Section 12, shall be secured by this Instrument, shall be added to, and become part of, the principal component of the Indebtedness, shall be immediately due and payable and shall bear interest from the date of disbursement until paid at the "Default Rate," as defined in the Note.

(c)   Nothing in this Section 12 shall require Lender to incur any expense or take any action.

13. **INSPECTION.**

(a)   Lender, its agents, representatives, and designees may make or cause to be made entries upon and inspections of the Mortgaged Property (including environmental inspections and tests) during normal business hours, or at any other reasonable time, upon reasonable notice to Borrower if the inspection is to include occupied residential units (which notice need not be in writing). Notice to Borrower shall not be required in the case of an emergency, as determined in Lender's discretion, or when an Event of Default has occurred and is continuing.

(b)   If Lender determines that Mold has developed as a result of a water intrusion event or leak, Lender, at Lender's discretion, may require that a professional inspector inspect the Mortgaged Property as frequently as Lender determines is necessary until any issue with Mold and its cause(s) are resolved to Lender's satisfaction. Such inspection shall be limited to a visual and olfactory inspection of the area that has experienced the Mold, water intrusion event or leak. Borrower shall be responsible for the cost of such professional inspection and any remediation deemed to be necessary as a result of the professional inspection. After any issue with Mold, water intrusion or leaks is remedied to Lender's satisfaction, Lender shall not require a professional inspection any more frequently than once every three years unless Lender is otherwise aware of Mold as a result of a subsequent water intrusion event or leak.

(c)   If Lender or Loan Servicer determines not to conduct an annual inspection of the Mortgaged Property, and in lieu thereof Lender requests a certification, Borrower shall be prepared to provide and must actually provide to Lender a factually correct certification each year that the annual inspection is waived to the following effect:

> Borrower has not received any written complaint, notice, letter or other written communication from tenants, management agent or governmental authorities regarding mold, fungus, microbial contamination or pathogenic organisms ("Mold") or any activity, condition, event or omission that causes or facilitates the growth of Mold on or in any part of the Mortgaged Property or if Borrower has received any such written complaint, notice, letter or other written communication that Borrower has investigated and determined that no Mold activity, condition or event exists or alternatively has fully and properly remediated such activity, condition, event or omission in compliance with the Moisture Management Plan for the Mortgaged Property.

If Borrower is unwilling or unable to provide such certification, Lender may require a professional inspection of the Mortgaged Property at Borrower's expense.

14.   BOOKS AND RECORDS; FINANCIAL REPORTING.

(a)   Borrower shall keep and maintain at all times at the Mortgaged Property or the management agent's office, and upon Lender's request shall make available at the Mortgaged Property (or, at Borrower's option, at the management agent's office), complete and accurate books of account and records (including copies of supporting bills and invoices) adequate to reflect correctly the operation of the Mortgaged Property, in accordance with GAAP consistently applied (or such other method which is reasonably acceptable to Lender), and copies of all written contracts, Leases, and other instruments which affect the Mortgaged Property. The books, records, contracts, Leases and other instruments shall be subject to examination and inspection by Lender at any reasonable time.

(b)   Borrower shall furnish to Lender each of the following:

(i)   if, in connection with this Loan, the Borrower purchased the Mortgaged Property, a statement of income and expenses for Borrower's operation of the Mortgaged Property from the origination date to the end of the first full calendar quarter following such origination date, such statement to be provided within twenty-five (25) days after the end of such quarter; or

(ii)   for all other cases (for example, a refinance of a loan, a purchase of partnership or other interests, or new debt being placed on the Mortgaged Property), a statement of income and expenses for Borrower's operation of the Mortgaged Property for the trailing six (6) months, such statement to be provided within twenty-five (25) days after the end of such quarter.

(iii)   after Borrower has furnished such statements required by Section 14(b)(i) or (ii) above, within twenty-five (25) days after the end of each subsequent calendar quarter of Borrower,

(A)   a Rent Schedule; and

(B)   a statement of income and expenses for Borrower's operation of the Mortgaged Property for that calendar quarter;

(c)   Within ninety (90) days after the end of each fiscal year of Borrower, Borrower shall furnish to Lender each of the following:

(i)   an annual statement of income and expenses for Borrower's operation of the Mortgaged Property for that fiscal year;

(ii)   a statement of changes in financial position of Borrower relating to the Mortgaged Property for that fiscal year;

(iii)   a balance sheet showing all assets and liabilities of Borrower relating to the Mortgaged Property as of the end of that fiscal year and a profit and loss statement for Borrower; and

(iv)   an accounting of all security deposits held pursuant to all Leases, including the name of the institution (if any) and the names and identification numbers of the accounts (if any) in which such security deposits are held and the name of the person to contact at such financial institution, along with any authority or release necessary for Lender to access information regarding such accounts.

(d)   Borrower shall furnish to Lender each of the following:

(i)   prior to a Securitization, and thereafter upon Lender's reasonable request, a monthly Rent Schedule and a monthly statement of income and expenses for Borrower's operation of the Mortgaged Property;

(ii)   prior to a Securitization, and thereafter upon Lender's reasonable request, Borrower shall furnish to Lender a statement that identifies all owners of any interest in Borrower and any Controlling Entity and the interest held by each (unless Borrower or any Controlling Entity is a publicly-traded entity in which case such statement of ownership shall not be required),

and if Borrower or a Controlling Entity is a corporation, all officers and directors of Borrower and the Controlling Entity, and if Borrower or a Controlling Entity is a limited liability company, all Managers who are not members;

(iii) copies of all tax returns filed by Borrower, within thirty (30) days after the date of filing; and

(iv) such other financial information or property management information (including, without limitation, information on tenants under Leases to the extent such information is available to Borrower, copies of bank account statements from financial institutions where funds owned or controlled by Borrower are maintained, and an accounting of security deposits) as may be required by Lender from time to time.

(e) At any time upon Lender's request, Borrower shall furnish to Lender a monthly property management report for the Mortgaged Property, showing the number of inquiries made and rental applications received from tenants or prospective tenants and deposits received from tenants and any other information requested by Lender. However, Lender shall not require the foregoing more frequently than quarterly except when there has been an Event of Default and such Event of Default is continuing, in which case Lender may require Borrower to furnish the foregoing more frequently.

(f) A natural person having authority to bind Borrower (or the SPE Equity Owner or guarantor, as applicable) shall certify each of the statements, schedules and reports required by Sections 14(b) through 14(e) and 14(h) to be complete and accurate. Each of the statements, schedules and reports required by Sections 14(b) through 14(e) and 14(h) shall be in such form and contain such detail as Lender may reasonably require. Lender also may require that any of the statements, schedules or reports listed in Section 14(b) through 14(c) and Section 14(d)(i) and (iv) be audited at Borrower's expense by independent certified public accountants acceptable to Lender, at any time when an Event of Default has occurred and is continuing or at any time that Lender, in its reasonable judgment, determines that audited financial statements are required for an accurate assessment of the financial condition of Borrower or of the Mortgaged Property.

(g) If Borrower fails to provide in a timely manner the statements, schedules and reports required by Sections 14(b) through 14(e) and 14(h), Lender shall give Borrower Notice specifying the statements, schedules and reports required by Section 14(b) through 14(e) and 14(h) that Borrower has failed to provide. If Borrower has not provided the required statements, schedules and reports within 10 Business Days following such Notice, then Lender shall have the right to have Borrower's books and records audited, at Borrower's expense, by independent certified public accountants selected by Lender in order to obtain such statements, schedules and reports, and all related costs and expenses of Lender shall become immediately due and payable and shall become an additional part of the Indebtedness as provided in Section 12. Notice to Borrower shall not be required in the case of an emergency, as determined in Lender's discretion, or when an Event of Default has occurred and is continuing.

(h) Borrower shall cause each guarantor and, at Lender's request, any SPE Equity Owner, to provide to Lender (i) within ninety (90) days after the close of such party's fiscal year, such party's balance sheet and profit and loss statement (or if such party is a natural person, within ninety (90) days after the close of each calendar year, such party's personal financial statements) in form reasonably satisfactory to Lender and certified by such party to be accurate and complete; and (ii) such additional financial information (including, without limitation, copies

of state and federal tax returns with respect to any SPE Equity Owner but Lender shall only require copies of such tax returns with respect to each guarantor if an Event of Default has occurred and is continuing) as Lender may reasonably require from time to time and in such detail as reasonably required by Lender.

(i)   If an Event of Default has occurred and is continuing, Borrower shall deliver to Lender upon written demand all books and records relating to the Mortgaged Property or its operation.

(j)   Borrower authorizes Lender to obtain a credit report on Borrower at any time.

15.   **TAXES; OPERATING EXPENSES.**

(a)   Subject to the provisions of Section 15(c) and Section 15(d), Borrower shall pay, or cause to be paid, all Taxes when due and before the addition of any interest, fine, penalty or cost for nonpayment.

(b)   Subject to the provisions of Section 15(c), Borrower shall (i) pay the expenses of operating, managing, maintaining and repairing the Mortgaged Property (including utilities, repairs and replacements) before the last date upon which each such payment may be made without any penalty or interest charge being added, and (ii) pay insurance premiums at least 30 days prior to the expiration date of each policy of insurance, unless applicable law specifies some lesser period.

(c)   If Lender is collecting Imposition Deposits, to the extent that Lender holds sufficient Imposition Deposits for the purpose of paying a specific Imposition, then Borrower shall not be obligated to pay such Imposition, so long as no Event of Default exists and Borrower has timely delivered to Lender any bills or premium notices that it has received. If an Event of Default exists, Lender may exercise any rights Lender may have with respect to Imposition Deposits without regard to whether Impositions are then due and payable. Lender shall have no liability to Borrower for failing to pay any Impositions to the extent that (i) any Event of Default has occurred and is continuing, (ii) insufficient Imposition Deposits are held by Lender at the time an Imposition becomes due and payable or (iii) Borrower has failed to provide Lender with bills and premium notices as provided above.

(d)   Borrower, at its own expense, may contest by appropriate legal proceedings, conducted diligently and in good faith, the amount or validity of any Imposition other than insurance premiums, if (i) Borrower notifies Lender of the commencement or expected commencement of such proceedings, (ii) the Mortgaged Property is not in danger of being sold or forfeited, (iii) if Borrower has not already paid the Imposition, Borrower deposits with Lender reserves sufficient to pay the contested Imposition, if requested by Lender, and (iv) Borrower furnishes whatever additional security is required in the proceedings or is reasonably requested by Lender.

(e)   Borrower shall promptly deliver to Lender a copy of all notices of, and invoices for, Impositions, and if Borrower pays any Imposition directly, Borrower shall furnish to Lender, on or before the date this Instrument requires such Impositions to be paid, receipts evidencing that such payments were made.

16.   **LIENS; ENCUMBRANCES.**   Borrower acknowledges that, to the extent provided in Section 21, the grant, creation or existence of any mortgage, deed of trust, deed to secure debt, security interest or other lien or encumbrance (a "Lien") on the Mortgaged Property

(other than the lien of this Instrument) or on certain ownership interests in Borrower, whether voluntary, involuntary or by operation of law, and whether or not such Lien has priority over the lien of this Instrument, is a "Transfer" which constitutes an Event of Default and subjects Borrower to personal liability under the Note.

17. PRESERVATION, MANAGEMENT AND MAINTENANCE OF MORTGAGED PROPERTY.

(a) Borrower shall not commit waste or permit impairment or deterioration of the Mortgaged Property.

(b) Borrower shall not abandon the Mortgaged Property.

(c) Borrower shall restore or repair promptly, in a good and workmanlike manner, any damaged part of the Mortgaged Property to the equivalent of its original condition, or such other condition as Lender may approve in writing, whether or not insurance proceeds or condemnation awards are available to cover any costs of such restoration or repair; however, Borrower shall not be obligated to perform such restoration or repair if (i) no Event of Default has occurred and is continuing, and (ii) Lender has elected to apply any available insurance proceeds and/or condemnation awards to the payment of Indebtedness pursuant to Section 19(h)(ii) through (viii), or pursuant to Section 20(d)(ii) through (viii).

(d) Borrower shall keep the Mortgaged Property in good repair, including the replacement of Personalty and Fixtures with items of equal or better function and quality.

(e) Borrower shall provide for professional management of the Mortgaged Property by the Property Manager or by a residential rental property manager satisfactory to Lender at all times under a property management agreement approved by Lender in writing. Borrower shall not surrender, terminate, cancel, modify, renew or extend its property management agreement, or enter into any other agreement relating to the management or operation of the Property with Property Manager or any other Person, or consent to the assignment by the Property Manager of its interest under such property management agreement, in each case without the consent of Lender, which consent shall not be unreasonably withheld; provided, however, with respect to a new property manager such consent may be conditioned upon Borrower delivering a Rating Confirmation as to such new property manager and the related property management agreement. If at any time Lender consents to the appointment of a new property manager, such new property manager and Borrower shall, as a condition of Lender's consent, execute an assignment of management agreement in a form acceptable to Lender. If any such replacement property manager is an Affiliate of Borrower, and if a nonconsolidation opinion was delivered at the origination of the Loan, Borrower shall deliver to Lender an updated nonconsolidation opinion in form and substance satisfactory to the Rating Agencies (unless waived by the Rating Agencies) with regard to nonconsolidation.

(f) Borrower shall give Notice to Lender of and, unless otherwise directed in writing by Lender, shall appear in and defend any action or proceeding purporting to affect the Mortgaged Property, Lender's security or Lender's rights under this Instrument. Borrower shall not (and shall not permit any tenant or other person to) remove, demolish or alter the Mortgaged Property or any part of the Mortgaged Property, including any removal, demolition or alteration occurring in connection with a rehabilitation of all or part of the Mortgaged Property, except (i) in connection with the replacement of tangible Personalty, (ii) if Borrower is a cooperative housing corporation or association, to the extent permitted with respect to individual dwelling

units under the form of proprietary lease or occupancy agreement and (iii) repairs and replacements in connection with making an individual unit ready for a new occupant.

(g)   Unless otherwise waived by Lender in writing, Borrower must have or must establish and must adhere to the MMP. If the Borrower is required to have an MMP, the Borrower must keep all MMP documentation at the Mortgaged Property or at the management agent's office and available for the Lender or the Loan Servicer to review during any annual assessment or other inspection of the Mortgaged Property that is required by Lender.

(h)   If Borrower is a housing cooperative corporation or association, until the Indebtedness is paid in full Borrower shall not reduce the maintenance fees, charges or assessments payable by shareholders or residents under proprietary leases or occupancy agreements below a level which is sufficient to pay all expenses of the Borrower, including, without limitation, all operating and other expenses for the Mortgaged Property and all payments due pursuant to the terms of the Note and any Loan Documents.

18.   **ENVIRONMENTAL HAZARDS.**

(a)   Except for matters described in Section 18(b), Borrower shall not cause or permit any of the following:

    (i)   the presence, use, generation, release, treatment, processing, storage (including storage in above ground and underground storage tanks), handling, or disposal of any Hazardous Materials on or under the Mortgaged Property;

    (ii)   the transportation of any Hazardous Materials to, from, or across the Mortgaged Property;

    (iii)   any occurrence or condition on the Mortgaged Property, which occurrence or condition is or may be in violation of Hazardous Materials Laws;

    (iv)   any violation of or noncompliance with the terms of any Environmental Permit with respect to the Mortgaged Property; or

    (v)   any violation or noncompliance with the terms of any O&M Program as defined in subsection (d).

The matters described in clauses (i) through (v) above, except as otherwise provided in Section 18(b), are referred to collectively in this Section 18 as "**Prohibited Activities or Conditions.**"

(b)   Prohibited Activities or Conditions shall not include lawful conditions permitted by an O&M Program or the safe and lawful use and storage of quantities of (i) pre-packaged supplies, cleaning materials and petroleum products customarily used in the operation and maintenance of comparable multifamily properties, (ii) cleaning materials, personal grooming items and other items sold in pre-packaged containers for consumer use and used by tenants and occupants of residential dwelling units in the Mortgaged Property; and (iii) petroleum products used in the operation and maintenance of motor vehicles from time to time located on the Mortgaged Property's parking areas, so long as all of the foregoing are used, stored, handled, transported and disposed of in compliance with Hazardous Materials Laws.

(c)   Borrower shall take all commercially reasonable actions (including the inclusion of appropriate provisions in any Leases executed after the date of this Instrument) to prevent its employees, agents, and contractors, and all tenants and other occupants from causing or permitting any Prohibited Activities or Conditions. Borrower shall not lease or allow the sublease or use of all or any portion of the Mortgaged Property to any tenant or subtenant for nonresidential use by any user that, in the ordinary course of its business, would cause or permit any Prohibited Activity or Condition.

(d)   As required by Lender, Borrower shall also have established a written operations and maintenance program with respect to certain Hazardous Materials. Each such operations and maintenance program and any additional or revised operations and maintenance programs established for the Mortgaged Property pursuant to this Section 18 must be approved by Lender and shall be referred to herein as an "O&M Program." Borrower shall comply in a timely manner with, and cause all employees, agents, and contractors of Borrower and any other Persons present on the Mortgaged Property to comply with each O&M Program. Borrower shall pay all costs of performance of Borrower's obligations under any O&M Program, and Lender's out of pocket costs incurred in connection with the monitoring and review of each O&M Program and Borrower's performance shall be paid by Borrower upon demand by Lender. Any such out-of-pocket costs of Lender that Borrower fails to pay promptly shall become an additional part of the Indebtedness as provided in Section 12.

(e)   Borrower represents and warrants to Lender that, except as previously disclosed by Borrower to Lender in writing (which written disclosure may be in certain environmental assessments and other written reports accepted by Lender in connection with the funding of the Indebtedness and dated prior to the date of this Instrument):

(i)   Borrower has not at any time engaged in, caused or permitted any Prohibited Activities or Conditions on the Mortgaged Property;

(ii)   to the best of Borrower's knowledge after reasonable and diligent inquiry, no Prohibited Activities or Conditions exist or have existed on the Mortgaged Property;

(iii)   the Mortgaged Property does not now contain any underground storage tanks, and, to the best of Borrower's knowledge after reasonable and diligent inquiry, the Mortgaged Property has not contained any underground storage tanks in the past. If there is an underground storage tank located on the Mortgaged Property that has been previously disclosed by Borrower to Lender in writing, that tank complies with all requirements of Hazardous Materials Laws;

(iv)   to the best of Borrower's knowledge after reasonable and diligent inquiry, Borrower has complied with all Hazardous Materials Laws, including all requirements for notification regarding releases of Hazardous Materials. Without limiting the generality of the foregoing, Borrower has obtained all Environmental Permits required for the operation of the Mortgaged Property in accordance with Hazardous Materials Laws now in effect and all such Environmental Permits are in full force and effect;

(v)   to the best of Borrower's knowledge after reasonable and diligent inquiry, no event has occurred with respect to the Mortgaged Property that

constitutes, or with the passing of time or the giving of notice would constitute, noncompliance with the terms of any Environmental Permit;

(vi) there are no actions, suits, claims or proceedings pending or, to the best of Borrower's knowledge after reasonable and diligent inquiry, threatened that involve the Mortgaged Property and allege, arise out of, or relate to any Prohibited Activity or Condition; and

(vii) Borrower has not received any written complaint, order, notice of violation or other communication from any Governmental Authority with regard to air emissions, water discharges, noise emissions or Hazardous Materials, or any other environmental, health or safety matters affecting the Mortgaged Property.

(f) Borrower shall promptly notify Lender in writing upon the occurrence of any of the following events:

(i) Borrower's discovery of any Prohibited Activity or Condition;

(ii) Borrower's receipt of or knowledge of any written complaint, order, notice of violation or other communication from any tenant, management agent, Governmental Authority or other Person with regard to present or future alleged Prohibited Activities or Conditions, or any other environmental, health or safety matters affecting the Mortgaged Property; or

(iii) Borrower's breach of any of its obligations under this Section 18.

Any such notice given by Borrower shall not relieve Borrower of, or result in a waiver of, any obligation under this Instrument, the Note, or any other Loan Document.

(g) Borrower shall pay promptly the costs of any environmental inspections, tests or audits, a purpose of which is to identify the extent or cause of or potential for a Prohibited Activity or Condition ("Environmental Inspections"), required by Lender in connection with any foreclosure or deed in lieu of foreclosure, or as a condition of Lender's consent to any Transfer under Section 21, or required by Lender following a reasonable determination by Lender that Prohibited Activities or Conditions may exist. Any such costs incurred by Lender (including Attorneys' Fees and Costs and the costs of technical consultants whether incurred in connection with any judicial or administrative process or otherwise) that Borrower fails to pay promptly shall become an additional part of the Indebtedness as provided in Section 12. As long as (i) no Event of Default has occurred and is continuing, (ii) Borrower has actually paid for or reimbursed Lender for all costs of any such Environmental Inspections performed or required by Lender, and (iii) Lender is not prohibited by law, contract or otherwise from doing so, Lender shall make available to Borrower, without representation of any kind, copies of Environmental Inspections prepared by third parties and delivered to Lender. Lender hereby reserves the right, and Borrower hereby expressly authorizes Lender, to make available to any party, including any prospective bidder at a foreclosure sale of the Mortgaged Property, the results of any Environmental Inspections made by or for Lender with respect to the Mortgaged Property. Borrower consents to Lender notifying any party (either as part of a notice of sale or otherwise) of the results of any Environmental Inspections made by or for Lender. Borrower acknowledges that Lender cannot control or otherwise assure the truthfulness or accuracy of the results of any Environmental Inspections and that the release of such results to prospective bidders at a foreclosure sale of the Mortgaged Property may have a material and adverse effect upon the

amount that a party may bid at such sale. Borrower agrees that Lender shall have no liability whatsoever as a result of delivering the results to any third party of any Environmental Inspections made by or for Lender, and Borrower hereby releases and forever discharges Lender from any and all claims, damages, or causes of action, arising out of, connected with or incidental to the results of, the delivery of any of Environmental Inspections made by or for Lender.

(h)   If any investigation, site monitoring, containment, clean-up, restoration or other remedial work ("Remedial Work") is necessary to comply with any Hazardous Materials Law or order of any Governmental Authority that has or acquires jurisdiction over the Mortgaged Property or the use, operation or improvement of the Mortgaged Property, or is otherwise required by Lender as a consequence of any Prohibited Activity or Condition or to prevent the occurrence of a Prohibited Activity or Condition, Borrower shall, by the earlier of (i) the applicable deadline required by Hazardous Materials Law or (ii) 30 days after Notice from Lender demanding such action, begin performing the Remedial Work, and thereafter diligently prosecute it to completion, and shall in any event complete the work by the time required by applicable Hazardous Materials Law. If Borrower fails to begin on a timely basis or diligently prosecute any required Remedial Work, Lender may, at its option, cause the Remedial Work to be completed, in which case Borrower shall reimburse Lender on demand for the cost of doing so. Any reimbursement due from Borrower to Lender shall become part of the Indebtedness as provided in Section 12.

(i)   Borrower shall comply with all Hazardous Materials Laws applicable to the Mortgaged Property. Without limiting the generality of the previous sentence, Borrower shall (i) obtain and maintain all Environmental Permits required by Hazardous Materials Laws and comply with all conditions of such Environmental Permits; (ii) cooperate with any inquiry by any Governmental Authority; and (iii) comply with any governmental or judicial order that arises from any alleged Prohibited Activity or Condition.

(j)   Borrower shall indemnify, hold harmless and defend (i) Lender, including any custodian, trustee and any other fiduciaries who hold or have held a full or partial interest in the Loan for the benefit of third parties, (ii) any prior owner or holder of the Note, (iii) the Loan Servicer, (iv) any prior Loan Servicer, (v) the officers, directors, shareholders, partners, employees and trustees of any of the foregoing, and (vi) the heirs, legal representatives, successors and assigns of each of the foregoing (collectively, the "Indemnitees") from and against all proceedings, claims, damages, penalties and costs (whether initiated or sought by Governmental Authorities or private parties), including Attorneys' Fees and Costs and remediation costs, whether incurred in connection with any judicial or administrative process or otherwise, arising directly or indirectly from any of the following:

(i)   any breach of any representation or warranty of Borrower in this Section 18;

(ii)   any failure by Borrower to perform any of its obligations under this Section 18;

(iii)   the existence or alleged existence of any Prohibited Activity or Condition;

(iv)   the presence or alleged presence of Hazardous Materials on or under the Mortgaged Property or in any of the Improvements; and

(v)   the actual or alleged violation of any Hazardous Materials Law.

(k)   Counsel selected by Borrower to defend Indemnitees shall be subject to the approval of those Indemnitees. In any circumstances in which the indemnity under this Section 18 applies, Lender may employ its own legal counsel and consultants to prosecute, defend or negotiate any claim or legal or administrative proceeding and Lender, with the prior written consent of Borrower (which shall not be unreasonably withheld, delayed or conditioned) may settle or compromise any action or legal or administrative proceeding. However, unless an Event of Default has occurred and is continuing, or the interests of Borrower and Lender are in conflict, as determined by Lender in its discretion, Lender shall permit Borrower to undertake the actions referenced in this Section 18 in accordance with this Section 18(k) and Section 18(l) so long as Lender approves such action, which approval shall not be unreasonably withheld or delayed. Borrower shall reimburse Lender upon demand for all costs and expenses incurred by Lender, including all costs of settlements entered into in good faith, consultants' fees and Attorneys' Fees and Costs.

(l)   Borrower shall not, without the prior written consent of those Indemnitees who are named as parties to a claim or legal or administrative proceeding (a "Claim"), settle or compromise the Claim if the settlement (i) results in the entry of any judgment that does not include as an unconditional term the delivery by the claimant or plaintiff to Lender of a written release of those Indemnitees, satisfactory in form and substance to Lender; or (ii) may materially and adversely affect Lender, as determined by Lender in its discretion.

(m)   Borrower's obligation to indemnify the Indemnitees shall not be limited or impaired by any of the following, or by any failure of Borrower or any guarantor to receive notice of or consideration for any of the following:

(i)   any amendment or modification of any Loan Document;

(ii)   any extensions of time for performance required by any Loan Document;

(iii)   any provision in any of the Loan Documents limiting Lender's recourse to property securing the Indebtedness, or limiting the personal liability of Borrower or any other party for payment of all or any part of the Indebtedness;

(iv)   the accuracy or inaccuracy of any representations and warranties made by Borrower under this Instrument or any other Loan Document;

(v)   the release of Borrower or any other Person, by Lender or by operation of law, from performance of any obligation under any Loan Document;

(vi)   the release or substitution in whole or in part of any security for the Indebtedness; and

(vii)   Lender's failure to properly perfect any lien or security interest given as security for the Indebtedness.

(n)   Borrower shall, at its own cost and expense, do all of the following:

(i)   pay or satisfy any judgment or decree that may be entered against any Indemnitee or Indemnitees in any legal or administrative proceeding incident to any matters against which Indemnitees are entitled to be indemnified under this Section 18;

(ii)   reimburse Indemnitees for any expenses paid or incurred in connection with any matters against which Indemnitees are entitled to be indemnified under this Section 18; and

(iii)   reimburse Indemnitees for any and all expenses, including Attorneys' Fees and Costs, paid or incurred in connection with the enforcement by Indemnitees of their rights under this Section 18, or in monitoring and participating in any legal or administrative proceeding.

(o)   The provisions of this Section 18 shall be in addition to any and all other obligations and liabilities that Borrower may have under applicable law or under other Loan Documents, and each Indemnitee shall be entitled to indemnification under this Section 18 without regard to whether Lender or that Indemnitee has exercised any rights against the Mortgaged Property or any other security, pursued any rights against any guarantor, or pursued any other rights available under the Loan Documents or applicable law. If Borrower consists of more than one Person, the obligation of those Persons to indemnify the Indemnitees under this Section 18 shall be joint and several. The obligation of Borrower to indemnify the Indemnitees under this Section 18 shall survive any repayment or discharge of the Indebtedness, any foreclosure proceeding, any foreclosure sale, any delivery of any deed in lieu of foreclosure, and any release of record of the lien of this Instrument. Notwithstanding the foregoing, if Lender has never been a mortgagee-in-possession of, or held title to, the Mortgaged Property, Borrower shall have no obligation to indemnify the Indemnitees under this Section 18 after the date of the release of record of the lien of this Instrument by payment in full at the Maturity Date or by voluntary prepayment in full.

19.   PROPERTY AND LIABILITY INSURANCE.

(a)   At all times during the term hereof, Borrower shall maintain, at its sole cost and expense, for the mutual benefit of Borrower and Lender, the following policies of insurance:

(i)   Insurance against any peril included within the classification "All Risks of Physical Loss" with extended coverage in amounts at all times sufficient to prevent Borrower from becoming a co-insurer within the terms of the applicable policies, but in any event such insurance shall be maintained in an amount equal to the full insurable value of the Mortgaged Property. The policy referred to in this Section 19 shall contain a replacement cost endorsement and a waiver of depreciation. As used in this Instrument, "full insurable value" means the actual replacement cost of the Improvements and Personalty (without taking into account any depreciation), determined annually by an insurer or by Borrower or, at the request of Lender, by an insurance broker (subject to Lender's reasonable approval). In all cases where any of the Improvements or the use of the Mortgaged Property shall at any time constitute legal non-conforming structures or uses under applicable legal requirements of any Governmental Authority, the policy referred to in this Section 19 must include "Ordinance and Law Coverage," with "Time Element," "Loss to the Undamaged Portion of the Building," "Demolition Cost" and "Increased Cost of Construction" endorsements, in the amount of coverage required by Lender;

(ii)   Commercial general liability insurance, including contractual injury, bodily injury, broad form death and property damage liability against any

and all claims, including all legal liability to the extent insurable imposed upon Borrower and all Attorneys' Fees and Costs, arising out of or connected with the possession, use, leasing, operation, maintenance or condition of the Mortgaged Property with a combined limit of not less than $2,000,000 in the aggregate and $1,000,000 per occurrence, plus umbrella or excess liability coverage with minimum limits in the aggregate and per occurrence of $1,000,000 for Improvements that have 1 to 3 stories and an additional $2,000,000 in coverage for each additional story with maximum required coverage of $15,000,000, plus motor vehicle liability coverage for all owned and non-owned vehicles (including, without limitation, rented and leased vehicles) containing minimum limits per occurrence, including umbrella coverage, of $1,000,000.

(iii) Statutory workers' compensation insurance;

(iv) Business interruption including loss of rental value insurance for the Mortgaged Property in an amount equal to not less than twelve (12) months' estimated gross Rents attributable to the Mortgaged Property and based on gross Rents for the immediately preceding year and otherwise sufficient to avoid any co-insurance penalty with a 90 day extended period of indemnity (but a minimum of eighteen (18) months' estimated gross Rents attributable to the Mortgaged Property and based on gross Rents for the immediately preceding year and otherwise sufficient to avoid any co-insurance penalty with a 90 day extended period of indemnity when (A) the Improvements have 5 or more stories or (B) at all times during which the Indebtedness is equal to or greater than $50,000,000);

(v) If any portion of the Improvements are located within a federally designated flood hazard zone, flood insurance in an amount equal to the full insurable value of the portion of such Improvements within such flood hazard zone. Such coverage may need to be purchased through excess carriers if the required coverage exceeds the maximum insurance allowed under the federal flood insurance program;

(vi) Insurance against loss or damage from (A) leakage of sprinkler systems and (B) explosion of steam boilers, air conditioning equipment, pressure vessels or similar apparatus now or hereafter installed at the Mortgaged Property, in such amounts as Lender may from time to time reasonably require and which are customarily required by institutional lenders with respect to similar properties similarly situated;

(vii) The insurance required under clauses (i) and (iv) above shall cover perils of terrorism and acts of terrorism and Borrower shall maintain commercial property insurance for loss resulting from perils and acts of terrorism on terms (including amounts) consistent with those required under clauses (i) and (iv) above at all times during the term of the Loan evidenced by the Note;

(viii) During any period of Restoration, builder's "all risk" insurance in an amount equal to not less than the full insurable value of the Property against such risks (including fire and extended coverage and collapse of

the Improvements to agreed limits) as Lender may request, in form and substance acceptable to Lender; and

(ix)   Such other insurance with respect to the Improvements and Personalty located on the Property against loss or damage as required by Lender (including, without limitation, liquor/dramshop, Mold, hurricane, windstorm and earthquake insurance) provided such insurance is of the kind for risks from time to time customarily insured against and in such minimum coverage amounts and maximum deductibles as are generally required by institutional lenders for properties comparable to the Mortgaged Property or which Lender may deem necessary in its reasonable discretion; provided, however, if Lender requires earthquake insurance, the amount of coverage must be equal to 150% of the probable maximum loss for the Mortgaged Property but Lender shall not require earthquake insurance if the probable maximum loss for the Mortgaged Property is less than twenty percent (20%). In the event any updated reports or other documentation are reasonably required by Lender in order to determine whether such additional insurance is necessary or prudent, Borrower shall pay for all such documentation at its sole cost and expense.

All insurance required pursuant to subsections (i) and subsections (iv) through (ix) shall be referred to as "Hazard Insurance".

(b)   All premiums on insurance policies required under Section 19(a) shall be paid in the manner provided in Section 7, unless Lender has designated in writing another method of payment. All such policies shall also be in a form approved by Lender. All policies of Hazard Insurance must include a non-contributing, non-reporting mortgagee clause in favor of, and in a form approved by, Lender. All policies for general liability insurance must contain a standard additional insured provision, in favor of, and in a form approved by Lender. Borrower shall deliver to Lender a legible copy of each insurance policy (or duplicate original), and Borrower shall promptly deliver to Lender a copy of all renewal and other notices received by Borrower with respect to the policies and all receipts for paid premiums. At least 30 days prior to the expiration date of any insurance policy, Borrower shall deliver to Lender evidence acceptable to Lender that the policy has been renewed. If Borrower has not delivered a legible copy of each renewal policy (or a duplicate original) prior to the expiration date of any insurance policy, Borrower shall deliver a legible copy of each renewal policy (or a duplicate original) in a form satisfactory to Lender within 60 days after the expiration date of the original policy.

(c)   Borrower will maintain the insurance coverage described in this Section 19 with companies acceptable to Lender and with a claims paying ability of at least (i) "A-" or its equivalent by Fitch, Inc., (ii) "A-" or its equivalent by Standard & Poor's Ratings Services, a division of The McGraw-Hill Companies, Inc., (iii) "A3" or its equivalent by Moody's Investors Service, Inc. or (iv) "A VIII" or its equivalent by A.M. Best Company. All insurers providing insurance required by this Instrument must be authorized to issue insurance in the Property Jurisdiction.

(d)   All insurance policies and renewals of insurance policies required by this Section 19 shall be for such periods as Lender may from time to time require.

(e)   Borrower shall comply with all insurance requirements and shall not permit any condition to exist on the Mortgaged Property that would invalidate any part of any insurance coverage that this Instrument requires Borrower to maintain.

(f)   In the event of loss, Borrower shall give immediate written notice to the insurance carrier and to Lender.   Borrower hereby authorizes and appoints Lender as attorney in fact for Borrower to make proof of loss, to adjust and compromise any claims under policies of Hazard Insurance, to appear in and prosecute any action arising from such Hazard Insurance policies, to collect and receive the proceeds of Hazard Insurance, to hold the proceeds of Hazard Insurance, and to deduct from such proceeds Lender's expenses incurred in the collection of such proceeds. This power of attorney is coupled with an interest and therefore is irrevocable.   However, nothing contained in this Section 19 shall require Lender to incur any expense or take any action. Lender may, at Lender's option, (i) require a "repair or replacement" settlement, in which case the proceeds will be used to reimburse Borrower for the cost of restoring and repairing the Mortgaged Property to the equivalent of its original condition or to a condition approved by Lender (the "**Restoration**"), or (ii) require an "actual cash value" settlement in which case the proceeds may be applied to the payment of the Indebtedness, whether or not then due. To the extent Lender determines to require a repair or replacement settlement and apply insurance proceeds to Restoration, Lender shall apply the proceeds in accordance with Lender's then-current policies relating to the restoration of casualty damage on similar multifamily properties.

(g)   Notwithstanding any provision to the contrary in this Section 19, as long as no Event of Default, or any event which, with the giving of Notice or the passage of time, or both, would constitute an Event of Default, has occurred and is continuing,

(i)   in the event of a casualty resulting in damage to the Mortgaged Property which will cost $25,000 or less to repair, the Borrower shall have the sole right to make proof of loss, adjust and compromise the claim and collect and receive any proceeds directly without the approval or prior consent of the Lender so long as the insurance proceeds are used solely for the Restoration of the Mortgaged Property; and

(ii)   in the event of a casualty resulting in damage to the Mortgaged Property which will cost more than $25,000 but less than $100,000 to repair, the Borrower is authorized to make proof of loss and adjust and compromise the claim without the prior consent of Lender, and Lender shall hold the applicable insurance proceeds to be used to reimburse Borrower for the cost of Restoration of the Mortgaged Property and shall not apply such proceeds to the payment of sums due under this Instrument.

(h)   Lender will have the right to exercise its option to apply insurance proceeds to the payment of the Indebtedness only if Lender determines that at least one of the following conditions is met:

(i)   an Event of Default (or any event, which, with the giving of Notice or the passage of time, or both, would constitute an Event of Default) has occurred and is continuing;

(ii)   Lender determines, in its discretion, that there will not be sufficient funds from insurance proceeds, anticipated contributions of Borrower of its own funds or other sources acceptable to Lender to complete the Restoration;

(iii)   Lender determines, in its discretion, that the rental income from the Mortgaged Property after completion of the Restoration will not be sufficient to meet all operating costs and other expenses, Imposition

Deposits, deposits to reserves and Loan repayment obligations relating to the Mortgaged Property;

(iv) Lender determines, in its discretion, that the Restoration will not be completed by the earlier of (A) at least one year before the Maturity Date (or six months before the Maturity Date if Lender determines in its discretion that re-leasing of the Mortgaged Property will be completed within such six-month period) or (B) the expiration of the business interruption coverage;

(v) Lender determines that the Restoration will not be completed within one year after the date of the loss or casualty;

(vi) the casualty involved an actual or constructive loss of more than 30% of the fair market value of the Mortgaged Property, and rendered untenantable more than 30% of the aggregate rentable square footage of the Mortgaged Property;

(vii) after Restoration the fair market value of the Mortgaged Property is expected to be less than the fair market value of the Mortgaged Property immediately prior to such casualty (assuming the affected portion of the Mortgaged Property is relet within a reasonable period after the date of such casualty); or

(viii) Leases covering at least 65% of the aggregate rentable square footage of the Mortgaged Property shall not remain in full force and effect during and after the completion of Restoration.

(i) If the Mortgaged Property is sold at a foreclosure sale or Lender acquires title to the Mortgaged Property, Lender shall automatically succeed to all rights of Borrower in and to any insurance policies and unearned insurance premiums and in and to the proceeds resulting from any damage to the Mortgaged Property prior to such sale or acquisition.

(j) Unless Lender otherwise agrees in writing, any application of any insurance proceeds to the Indebtedness shall not extend or postpone the due date of any monthly installments referred to in the Note, Section 7 of this Instrument or any Collateral Agreement, or change the amount of such installments.

(k) Borrower agrees to execute such further evidence of assignment of any insurance proceeds as Lender may require.

20. CONDEMNATION.

(a) Borrower shall promptly notify Lender in writing of any action or proceeding or notice relating to any proposed or actual condemnation or other taking, or conveyance in lieu thereof, of all or any part of the Mortgaged Property, whether direct or indirect (a "Condemnation"). Borrower shall appear in and prosecute or defend any action or proceeding relating to any Condemnation unless otherwise directed by Lender in writing. Borrower authorizes and appoints Lender as attorney in fact for Borrower to commence, appear in and prosecute, in Lender's or Borrower's name, any action or proceeding relating to any Condemnation and to settle or compromise any claim in connection with any Condemnation, after consultation with Borrower and consistent with commercially reasonable standards of a

prudent lender. This power of attorney is coupled with an interest and therefore is irrevocable. However, nothing contained in this Section 20 shall require Lender to incur any expense or take any action. Borrower hereby transfers and assigns to Lender all right, title and interest of Borrower in and to any award or payment with respect to (i) any Condemnation, or any conveyance in lieu of Condemnation, and (ii) any damage to the Mortgaged Property caused by governmental action that does not result in a Condemnation.

(b)   Lender may hold such awards or proceeds and apply such awards or proceeds, after the deduction of Lender's expenses incurred in the collection of such amounts (including Attorneys' Fees and Costs) at Lender's option, to the restoration or repair of the Mortgaged Property or to the payment of the Indebtedness, with the balance, if any, to Borrower. Unless Lender otherwise agrees in writing, any application of any awards or proceeds to the Indebtedness shall not extend or postpone the due date of any monthly installments referred to in the Note, Section 7 of this Instrument or any Collateral Agreement, or change the amount of such installments. Borrower agrees to execute such further evidence of assignment of any awards or proceeds as Lender may require.

(c)   Notwithstanding any provision to the contrary in this Section 20, in the event of a partial Condemnation of the Mortgaged Property, as long as no Event of Default, or any event which, with the giving of Notice or the passage of time, or both, would constitute an Event of Default, has occurred and is continuing,

(i)   in the event of a partial Condemnation resulting in proceeds or awards in the amount of $25,000 or less, the Borrower shall have the sole right to make proof of loss, adjust and compromise the claim and collect and receive any proceeds directly without the approval or prior consent of the Lender so long as the proceeds or awards are used solely for the Restoration of the Mortgaged Property; and

(ii)   in the event of a partial Condemnation resulting in proceeds or awards in the amount of more than $25,000 but less than $100,000, the Borrower is authorized to make proof of loss and adjust and compromise the claim without the prior consent of Lender, and Lender shall hold the applicable proceeds or awards to be used to reimburse Borrower for the cost of Restoration of the Mortgaged Property and shall not apply such proceeds and awards to the payment of sums due under this Instrument.

(d)   In the event of a partial Condemnation of the Mortgaged Property resulting in proceeds or awards in the amount of $100,000 or more, Lender will have the right to exercise its option to apply Condemnation proceeds to the payment of the Indebtedness only if Lender determines that at least one of the following conditions is met:

(i)   an Event of Default (or any event, which, with the giving of Notice or the passage of time, or both, would constitute an Event of Default) has occurred and is continuing;

(ii)   Lender determines, in its discretion, that there will not be sufficient funds from Condemnation proceeds, anticipated contributions of Borrower of its own funds or other sources acceptable to Lender to complete the Restoration;

(iii) Lender determines, in its discretion, that the rental income from the Mortgaged Property after completion of the Restoration will not be sufficient to meet all operating costs and other expenses, Imposition Deposits, deposits to reserves and Loan repayment obligations relating to the Mortgaged Property;

(iv) Lender determines, in its discretion, that the Restoration will not be completed at least one year before the Maturity Date (or six months before the Maturity Date if Lender determines in its discretion that re-leasing of the Mortgaged Property will be completed within such six-month period);

(v) Lender determines that the Restoration will not be completed within one year after the date of the Condemnation;

(vi) the Condemnation involved an actual or constructive loss of more than 15% of the fair market value of the Mortgaged Property, and rendered untenantable more than 25% of the aggregate rentable square footage of the Mortgaged Property;

(vii) after Restoration the fair market value of the Mortgaged Property is expected to be less than the fair market value of the Mortgaged Property immediately prior to the Condemnation (assuming the affected portion of the Mortgaged Property is relet within a reasonable period after the date of the Condemnation); or

(viii) Leases covering at least 65% of the aggregate rentable square footage of the Mortgaged Property shall not remain in full force and effect during and after the completion of Restoration.

(e) If the Mortgaged Property is sold at a foreclosure sale or Lender acquires title to the Mortgaged Property, Lender shall automatically succeed to all rights of Borrower in and to any Condemnation proceeds and awards prior to such sale or acquisition.

(f) Borrower agrees to execute such further evidence of assignment of any Condemnation proceeds as Lender may require.

21. TRANSFERS OF THE MORTGAGED PROPERTY OR INTERESTS IN BORROWER. [RIGHT TO UNLIMITED TRANSFERS -- WITH LENDER APPROVAL]. Notwithstanding anything to the contrary in this Section 21, no Transfer will be permitted under this Section 21 unless the provisions of Section 33 are satisfied.

(a) **"Transfer"** means

(i) a sale, assignment, transfer or other disposition or divestment of any interest therein (whether voluntary, involuntary or by operation of law);

(ii) the granting, creating or attachment of a lien, encumbrance or security interest (whether voluntary, involuntary or by operation of law);

(iii) the issuance or other creation of an ownership interest in a legal entity, including a partnership interest, interest in a limited liability company or corporate stock;

<blockquote>

(iv)   the withdrawal, retirement, removal or involuntary resignation of a partner in a partnership or a member or Manager in a limited liability company; or

(v)   the merger, dissolution, liquidation, or consolidation of a legal entity or the reconstitution of one type of legal entity into another type of legal entity.

</blockquote>

For purposes of defining the term "Transfer," the term "partnership" shall mean a general partnership, a limited partnership, and a joint venture, and the term "partner" shall mean a general partner, a limited partner and a joint venturer.

(b)   "Transfer" does not include

<blockquote>

(i)   a conveyance of the Mortgaged Property at a judicial or non-judicial foreclosure sale under this Instrument,

(ii)   the Mortgaged Property becoming part of a bankruptcy estate by operation of law under the United States Bankruptcy Code, or

(iii)   a lien against the Mortgaged Property for local taxes and/or assessments not then due and payable.

</blockquote>

(c)   The occurrence of any of the following Transfers shall not constitute an Event of Default under this Instrument, notwithstanding any provision of Section 21(e) to the contrary:

<blockquote>

(i)   a Transfer to which Lender has consented;

(ii)   a Transfer that occurs in accordance with Section 21(d);

(iii)   the grant of a leasehold interest in an individual dwelling unit for a term of two years or less not containing an option to purchase;

(iv)   a Transfer of obsolete or worn out Personalty or Fixtures that are contemporaneously replaced by items of equal or better function and quality, which are free of liens, encumbrances and security interests other than those created by the Loan Documents or consented to by Lender;

(v)   the creation of a mechanic's, materialman's, or judgment lien against the Mortgaged Property, which is released of record or otherwise remedied to Lender's satisfaction within 60 days of the date of creation;

(vi)   if Borrower is a housing cooperative corporation or association, the Transfer of more than 49 percent of the shares in the housing cooperative or the assignment of more than 49 percent of the occupancy agreements or leases relating thereto by tenant shareholders of the housing cooperative or association to other tenant shareholders;

(vii)   any Transfer of an interest in Borrower or any interest in a Controlling Entity (which, if such Controlling Entity were Borrower, would result in an Event of Default) listed in (A) through (F) below (a "Preapproved Transfer"), under the terms and conditions listed as items (1) through (10) below:

</blockquote>

(A) a sale or transfer to one or more of the transferor's immediate family members; or

(B) a sale or transfer to any trust having as its sole beneficiaries the transferor and/or one or more of the transferor's immediate family members; or

(C) a sale or transfer from a trust to any one or more of its beneficiaries who are immediate family members of the transferor ; or

(D) the substitution or replacement of the trustee of any trust with a trustee who is an immediate family member of the transferor; or

(E) a sale or transfer to an entity owned and Controlled by the transferor or the transferor's immediate family members; or

(F) a sale or transfer to a natural person or entity that has an existing interest in the Borrower or in a Controlling Entity.

    (1) Borrower shall provide Lender with prior written Notice of the proposed Preapproved Transfer, which Notice must be accompanied by a non-refundable review fee in the amount of $3,000.00.

    (2) For the purposes of these Preapproved Transfers, a transferor's immediate family members will be deemed to include a spouse, parent, child or grandchild of such transferor.

    (3) Either directly or indirectly, [See Exhibit B] shall retain at all times a Controlling Interest in the Borrower and manage the day-to-day operations of the Borrower.

    (4) At the time of the proposed Preapproved Transfer, no Event of Default shall have occurred and be continuing and no event or condition shall have occurred and be continuing that, with the giving of Notice or the passage of time, or both, would become an Event of Default.

    (5) Lender shall be entitled to collect all costs, including the cost of all title searches, title insurance and recording costs, and all Attorneys' Fees and Costs.

    (6) Lender shall not be entitled to collect a transfer fee as a result of these Preapproved Transfers.

    (7) In the event of a Transfer prohibited by or requiring Lender's approval under this Section 21, this Section (c)(vii) may be modified or rendered void by Lender at Lender's option by Notice to Borrower and the transferee(s), as a condition of Lender's consent.

(8) if any certificates evidencing the Securitization remain outstanding, a Rating Confirmation.

(9) If a nonconsolidation opinion was delivered at origination of the Loan and if, after giving effect to all Preapproved Transfers and all prior Transfers, fifty percent (50%) or more in the aggregate of direct or indirect interests in Borrower are owned by any Person and its Affiliates that owned less than a fifty percent (50%) direct or indirect interest in Borrower as of the origination of the Loan, an opinion of counsel for Borrower, in form and substance satisfactory to Lender and to the Rating Agencies, with regard to nonconsolidation.

(10) Confirmation acceptable to Lender that Section 33 continues to be satisfied; and

(viii) a Supplemental Mortgage that complies with Section 43 or Defeasance that complies with Section 44.

(d) The occurrence of any of the following Transfers shall not constitute an Event of Default under this Instrument, provided such Transfer does not constitute an Event of Default under any other Section of this Instrument:

(i) a Transfer that occurs by devise, descent, or by operation of law upon the death of a natural person to one or more members of the immediate family of such natural person or to a trust or family conservatorship established for the benefit of such immediate family member or members, provided that:

(A) The Property Manager (or a replacement property manager approved by Lender), if applicable, continues to be responsible for the management of the Mortgaged Property, and such Transfer shall not result in a change in the day-to-day operations of the Mortgaged Property;

(B) those persons responsible for the management and control of Borrower remain unchanged as a result of such Transfer, or any replacement management is approved by Lender;

(C) Lender receives confirmation acceptable to Lender that Section 33 continues to be satisfied;

(D) each guarantor executes such documents and agreements as Lender shall reasonably require to evidence and effectuate the ratification of each guaranty and indemnity agreement, or in the event of the death of any guarantor or indemnitor, the Borrower causes one or more natural persons or entities acceptable to Lender to execute and deliver to Lender a guaranty in a form acceptable to Lender, without any cost or expense to Lender;

(E) Borrower shall give Lender Notice of such Transfer together with copies of all documents effecting such Transfer not less than thirty (30) calendar days after the date of such Transfer, and contemporaneously therewith, shall (1) reaffirm the warranties and representations under Section 10 and Section 48 of this Instrument and (2) satisfy Lender, in its discretion, that such Transferee's organization, credit and experience in the management of similar properties are deemed to be appropriate to the overall structure and documentation of the existing financing;

(F) such legal opinions from Transferee's counsel as Lender deems necessary, including an opinion that the Transferee and any SPE Equity Owner is in compliance with Section 33 of this Instrument, a nonconsolidation opinion (if a nonconsolidation opinion was delivered at origination of the Loan and if required by Lender), an opinion that the ratification of the Loan Documents and guaranty, if applicable, has been duly authorized, executed, and delivered and that the ratification documents and guaranty, if applicable, are enforceable as the obligation of the Transferee;

(G) if any certificates evidencing the Securitization remain outstanding, a Rating Confirmation; and

(H) Borrower shall pay or reimburse Lender for all costs and expenses incurred by Lender in connection with such Transfer (including all Attorneys' Fees and Costs); and

(ii) the grant of an easement, if before the grant Lender determines that the easement will not materially affect the operation or value of the Mortgaged Property or Lender's interest in the Mortgaged Property, and Borrower pays to Lender, upon demand, all costs and expenses, including Attorneys' Fees and Costs, incurred by Lender in connection with reviewing Borrower's request; and, if the Note is held by a REMIC trust and if required by Lender, an opinion of counsel for Borrower, in form and substance satisfactory to Lender, to the effect that (A) the grant of such easement has been effected in accordance with the requirements of Treasury Regulation Section 1.860G-2(a)(8) (as such regulation may be modified, amended or replaced from time to time), (B) the qualification and status of the REMIC trust as a REMIC will not be adversely affected or impaired as a result of such grant, and (C) the REMIC trust will not incur a tax under Section 860G(d) of the Tax Code as a result of such grant.

(e) The occurrence of any of the following Transfers shall constitute an Event of Default under this Instrument:

(i) a Transfer of all or any part of the Mortgaged Property or any interest in the Mortgaged Property;

(ii) if Borrower is a limited partnership, a Transfer of (A) any general partnership interest, or (B) limited partnership interests in Borrower that

would cause the Initial Owners of Borrower to own less than 50% of all limited partnership interests in Borrower;

(iii)   if Borrower is a limited liability company, (A) a Transfer of any membership interest in Borrower which would cause the Initial Owners to own less than 50% of all the membership interests in Borrower or (B) a Transfer that results in a change of Manager;

(iv)   if Borrower is a corporation (A) the Transfer of any voting stock in Borrower which would cause the Initial Owners to own less than 50% of any class of voting stock in Borrower or (B) if the outstanding voting stock in Borrower is held by 100 or more shareholders, one or more Transfers by a single transferor within a 12-month period affecting an aggregate of 5 percent or more of that stock;

(v)   a Transfer of any interest in a Controlling Entity which, if such Controlling Entity were Borrower, would result in an Event of Default under any of Sections 21(e)(i) through (iv) above.

Lender shall not be required to demonstrate any actual impairment of its security or any increased risk of default in order to exercise any of its remedies with respect to an Event of Default under this Section 21.

(f)   Lender shall consent, without any adjustment to the rate at which the Indebtedness secured by this Instrument bears interest or to any other economic terms of the Indebtedness set forth in the Note, to a Transfer that would otherwise violate this Section 21 if, prior to the Transfer, Borrower has satisfied each of the following requirements:

(i)   the submission to Lender of all information required by Lender to make the determination required by this Section 21(f);

(ii)   the absence of any Event of Default;

(iii)   the transferee (the "Transferee") meets Lender's eligibility, credit, management and other standards satisfactory to Lender in its sole discretion;

(iv)   the Transferee's organization, credit and experience in the management of similar properties are deemed by the Lender, in its discretion, to be appropriate to the overall structure and documentation of the existing financing;

(v)   the Mortgaged Property will be managed by a property manager meeting the requirements of Section 17(e);

(vi)   the Mortgaged Property, at the time of the proposed Transfer, meets all standards as to its physical condition, occupancy, net operating income and the collection of reserves satisfactory to Lender in its sole discretion;

(vii)   in the case of a Transfer of all or any part of the Mortgaged Property, (A) the execution by the Transferee of Lender's then-standard assumption agreement that, among other things, requires the Transferee to perform all

obligations of Borrower set forth in the Note, this Instrument and any other Loan Documents, and may require that the Transferee comply with any provisions of this Instrument or any other Loan Document which previously may have been waived or modified by Lender, (B) if Lender requires, the Transferee causes one or more natural persons or entities acceptable to Lender to execute and deliver to Lender a guaranty in a form acceptable to Lender, and (C) the Transferee executes such additional Collateral Agreements as Lender may require;

(viii)   in the case of a Transfer of any interest in a Controlling Entity, if a guaranty has been executed and delivered in connection with the Note, this Instrument or any of the other Loan Documents, the Borrower causes one or more natural persons or entities acceptable to Lender to execute and deliver to Lender a guaranty in a form acceptable to Lender;

(ix)   If a Supplemental Mortgage is outstanding, the Borrower obtains the consent of the lender for the Supplemental Mortgage;

(x)   Lender's receipt of all of the following:

(A)   a review fee in the amount of $3,000.00;

(B)   a transfer fee in an amount equal to one percent of the unpaid principal balance of the Indebtedness immediately before the applicable Transfer; and

(C)   the amount of Lender's out of pocket costs (including reasonable Attorneys' Fees and Costs) incurred in reviewing the Transfer request and any fees charged by the Rating Agencies; and

(xi)   evidence satisfactory to Lender that the Transferee and any SPE Equity Owner of such Transferee meet the requirements of Section 33;

(xii)   such legal opinions from Transferee's counsel as Lender deems necessary, including an opinion that the Transferee and any SPE Equity Owner is in compliance with Section 33 of this Instrument, a nonconsolidation opinion (if a nonconsolidation opinion was delivered at origination of the Loan and if required by Lender), an opinion that the assignment and assumption of the Loan Documents has been duly authorized, executed, and delivered and that the assignment documents and the Loan Documents are enforceable as the obligation of the Transferee; and

(xiii)   if any certificates evidencing the Securitization remain outstanding, a Rating Confirmation.

22.   EVENTS OF DEFAULT. The occurrence of any one or more of the following shall constitute an Event of Default under this Instrument:

(a)   any failure by Borrower to pay or deposit when due any amount required by the Note, this Instrument or any other Loan Document;

(b)   any failure by Borrower to maintain the insurance coverage required by Section 19;

(c)   any failure by Borrower or any SPE Equity Owner to comply with the provisions of Section 33 or if any of the assumptions contained in any nonconsolidation opinions delivered to Lender at any time is or shall become untrue in any material respect;

(d)   fraud or material misrepresentation or material omission by Borrower, any of its officers, directors, trustees, general partners or managers, any SPE Equity Owner or any guarantor in connection with (i) the application for or creation of the Indebtedness, (ii) any financial statement, Rent Schedule, or other report or information provided to Lender during the term of the Indebtedness, or (iii) any request for Lender's consent to any proposed action, including a request for disbursement of funds under any Collateral Agreement;

(e)   any failure by Borrower to comply with the provisions of Section 20;

(f)   any Event of Default under Section 21;

(g)   the commencement of a forfeiture action or proceeding, whether civil or criminal, which could result in a forfeiture of the Mortgaged Property or otherwise materially impair the lien created by this Instrument or Lender's interest in the Mortgaged Property;

(h)   any failure by Borrower to perform any of its obligations under this Instrument (other than those specified in Sections 22(a) through (g)), as and when required, which continues for a period of 30 days after Notice of such failure by Lender to Borrower. However, if Borrower's failure to perform its obligations as described in this Section 22(h) is of the nature that it cannot be cured within the 30 day grace period but reasonably could be cured within 90 days, then Borrower shall have additional time as determined by Lender in its discretion, not to exceed an additional 60 days, in which to cure such default, provided that Borrower has diligently commenced to cure such default during the 30-day grace period and diligently pursues the cure of such default. However, no such Notice or grace periods shall apply in the case of any such failure which could, in Lender's judgment, absent immediate exercise by Lender of a right or remedy under this Instrument, result in harm to Lender, impairment of the Note or this Instrument or any other security given under any other Loan Document;

(i)   any failure by Borrower to perform any of its obligations as and when required under any Loan Document other than this Instrument which continues beyond the applicable cure period, if any, specified in that Loan Document;

(j)   any exercise by the holder of any other debt instrument secured by a mortgage, deed of trust or deed to secure debt on the Mortgaged Property of a right to declare all amounts due under that debt instrument immediately due and payable;

(k)   if (i) Borrower or any SPE Equity Owner shall commence any case, Proceeding or other action under any existing or future law of any jurisdiction, domestic or foreign, relating to bankruptcy, insolvency, reorganization, conservatorship or relief of debtors (A) seeking to have an order for relief entered with respect to it, or seeking to adjudicate it a bankrupt or insolvent, or seeking reorganization, arrangement, adjustment, winding-up, liquidation, dissolution, composition or other relief with respect to it or its debt, or (B) seeking appointment of a receiver, trustee, custodian, conservator or other similar official for it or for all or any substantial part of its assets; or (ii) there shall be commenced against Borrower or any SPE Equity Owner any case, Proceeding, or other action of a nature referred to in clause (i) above by any party other than

Lender which (A) results in the entry of an order for relief or any such adjudication or appointment, or (B) remains undismissed, undischarged or unbonded for a period of ninety (90) days; or (iii) there shall be commenced against Borrower or any SPE Equity Owner any case, Proceeding or other action seeking issuance of a warrant of attachment, execution, distraint or similar process against all or any substantial part of its assets which results in the entry of any order by a court of competent jurisdiction for any such relief which shall not have been vacated, discharged, or stayed or bonded pending appeal within ninety (90) days from the entry thereof; or (iv) Borrower or any SPE Equity Owner shall take any action in furtherance of, or indicating its consent to, approval of, or acquiescence in, any of the acts set forth in clause (i), (ii) or (iii) above; and

(l)   any representations and warranties by Borrower or any SPE Equity Owner in this Instrument that are false or misleading in any material respect.

23.   REMEDIES CUMULATIVE; REMEDIES OF BORROWER. Each right and remedy provided in this Instrument is distinct from all other rights or remedies under this Instrument or any other Loan Document or afforded by applicable law, and each shall be cumulative and may be exercised concurrently, independently, or successively, in any order. In the event that a claim or adjudication is made that Lender has acted unreasonably or unreasonably delayed acting in any case where, by law or under this Instrument or the other Loan Documents, Lender has an obligation to act reasonably or promptly, Lender shall not be liable for any monetary damages, and Borrower's sole remedy shall be limited to commencing an action seeking injunctive relief or declaratory judgment. Any action or proceeding to determine whether Lender has acted reasonably shall be determined by an action seeking declaratory judgment.

24.   FORBEARANCE.

(a)   Lender may (but shall not be obligated to) agree with Borrower, from time to time, and without giving notice to, or obtaining the consent of, or having any effect upon the obligations of, any guarantor or other third party obligor, to take any of the following actions: extend the time for payment of all or any part of the Indebtedness; reduce the payments due under this Instrument, the Note, or any other Loan Document; release anyone liable for the payment of any amounts under this Instrument, the Note, or any other Loan Document; accept a renewal of the Note; modify the terms and time of payment of the Indebtedness; join in any extension or subordination agreement; release any Mortgaged Property; take or release other or additional security; modify the rate of interest or period of amortization of the Note or change the amount of the monthly installments payable under the Note; and otherwise modify this Instrument, the Note, or any other Loan Document.

(b)   Any forbearance by Lender in exercising any right or remedy under the Note, this Instrument, or any other Loan Document or otherwise afforded by applicable law, shall not be a waiver of or preclude the exercise of any other right or remedy, or the subsequent exercise of any right or remedy. The acceptance by Lender of payment of all or any part of the Indebtedness after the due date of such payment, or in an amount which is less than the required payment, shall not be a waiver of Lender's right to require prompt payment when due of all other payments on account of the Indebtedness or to exercise any remedies for any failure to make prompt payment. Enforcement by Lender of any security for the Indebtedness shall not constitute an election by Lender of remedies so as to preclude the exercise of any other right available to Lender. Lender's receipt of any awards or proceeds under Sections 19 and 20 shall not operate to cure or waive any Event of Default.

25. **LOAN CHARGES.** If any applicable law limiting the amount of interest or other charges permitted to be collected from Borrower is interpreted so that any charge provided for in any Loan Document, whether considered separately or together with other charges levied in connection with any other Loan Document, violates that law, and Borrower is entitled to the benefit of that law, that charge is hereby reduced to the extent necessary to eliminate that violation. The amounts, if any, previously paid to Lender in excess of the permitted amounts shall be applied by Lender to reduce the principal of the Indebtedness. For the purpose of determining whether any applicable law limiting the amount of interest or other charges permitted to be collected from Borrower has been violated, all Indebtedness which constitutes interest, as well as all other charges levied in connection with the Indebtedness which constitute interest, shall be deemed to be allocated and spread over the stated term of the Note. Unless otherwise required by applicable law, such allocation and spreading shall be effected in such a manner that the rate of interest so computed is uniform throughout the stated term of the Note.

26. **WAIVER OF STATUTE OF LIMITATIONS, OFFSETS, AND COUNTERCLAIMS.** Borrower hereby waives the right to assert any statute of limitations as a bar to the enforcement of the lien of this Instrument or to any action brought to enforce any Loan Document. Borrower hereby waives the right to assert a counterclaim, other than a compulsory counterclaim, in any action or proceeding brought against it by Lender or otherwise to offset any obligations to make the payments required by the Loan Documents. No failure by Lender to perform any of its obligations hereunder shall be a valid defense to, or result in any offset against, any payments that Borrower is obligated to make under any of the Loan Documents.

27. **WAIVER OF MARSHALLING.** Notwithstanding the existence of any other security interests in the Mortgaged Property held by Lender or by any other party, Lender shall have the right to determine the order in which any or all of the Mortgaged Property shall be subjected to the remedies provided in this Instrument, the Note, any other Loan Document or applicable law. Lender shall have the right to determine the order in which any or all portions of the Indebtedness are satisfied from the proceeds realized upon the exercise of such remedies. Borrower and any party who now or in the future acquires a security interest in the Mortgaged Property and who has actual or constructive notice of this Instrument waives any and all right to require the marshalling of assets or to require that any of the Mortgaged Property be sold in the inverse order of alienation or that any of the Mortgaged Property be sold in parcels or as an entirety in connection with the exercise of any of the remedies permitted by applicable law or provided in this Instrument.

28. **FURTHER ASSURANCES; LENDER'S EXPENSES.** Borrower shall execute, acknowledge, and deliver, at its sole cost and expense, all further acts, deeds, conveyances, assignments, estoppel certificates, financing statements or amendments, transfers and assurances as Lender may require from time to time in order to better assure, grant, and convey to Lender the rights intended to be granted, now or in the future, to Lender under this Instrument and the Loan Documents. Borrower acknowledges and agrees that, in connection with each request by Borrower under this Instrument or any Loan Document, Borrower shall pay all reasonable Attorneys' Fees and Costs and expenses incurred by Lender, including any fees charged by the Rating Agencies, regardless of whether the matter is approved, denied or withdrawn. Any amounts payable by Borrower hereunder shall be deemed a part of the Indebtedness, shall be secured by this Instrument and shall bear interest at the Default Rate if not fully paid within ten (10) days of written demand for payment.

29. **ESTOPPEL CERTIFICATE.** Within 10 days after a request from Lender, Borrower shall deliver to Lender a written statement, signed and acknowledged by Borrower, certifying to Lender or any Person designated by Lender, as of the date of such statement, (i) that

the Loan Documents are unmodified and in full force and effect (or, if there have been modifications, that the Loan Documents are in full force and effect as modified and setting forth such modifications); (ii) the unpaid principal balance of the Note; (iii) the date to which interest under the Note has been paid; (iv) that Borrower is not in default in paying the Indebtedness or in performing or observing any of the covenants or agreements contained in this Instrument or any of the other Loan Documents (or, if the Borrower is in default, describing such default in reasonable detail); (v) whether or not there are then existing any setoffs or defenses known to Borrower against the enforcement of any right or remedy of Lender under the Loan Documents; and (vi) any additional facts requested by Lender.

30. GOVERNING LAW; CONSENT TO JURISDICTION AND VENUE.

(a) This Instrument, and any Loan Document which does not itself expressly identify the law that is to apply to it, shall be governed by the laws of the jurisdiction in which the Land is located (the "**Property Jurisdiction**").

(b) Borrower agrees that any controversy arising under or in relation to the Note, this Instrument, or any other Loan Document may be litigated in the Property Jurisdiction. The state and federal courts and authorities with jurisdiction in the Property Jurisdiction shall have jurisdiction over all controversies that shall arise under or in relation to the Note, any security for the Indebtedness, or any other Loan Document. Borrower irrevocably consents to service, jurisdiction, and venue of such courts for any such litigation and waives any other venue to which it might be entitled by virtue of domicile, habitual residence or otherwise. However, nothing in this Section 30 is intended to limit Lender's right to bring any suit, action or proceeding relating to matters under this Instrument in any court of any other jurisdiction.

31. NOTICE.

(a) All Notices, demands and other communications ("Notice") under or concerning this Instrument shall be in writing. Each Notice shall be addressed to the intended recipient at its address set forth in this Instrument, and shall be deemed given on the earliest to occur of (i) the date when the Notice is received by the addressee; (ii) the first Business Day after the Notice is delivered to a recognized overnight courier service, with arrangements made for payment of charges for next Business Day delivery; or (iii) the third Business Day after the Notice is deposited in the United States mail with postage prepaid, certified mail, return receipt requested.

(b) Any party to this Instrument may change the address to which Notices intended for it are to be directed by means of Notice given to the other party in accordance with this Section 31. Each party agrees that it will not refuse or reject delivery of any Notice given in accordance with this Section 31, that it will acknowledge, in writing, the receipt of any Notice upon request by the other party and that any Notice rejected or refused by it shall be deemed for purposes of this Section 31 to have been received by the rejecting party on the date so refused or rejected, as conclusively established by the records of the U.S. Postal Service or the courier service.

(c) Any Notice under the Note and any other Loan Document that does not specify how Notices are to be given shall be given in accordance with this Section 31.

32. SALE OF NOTE; CHANGE IN SERVICER; LOAN SERVICING. The Note or a partial interest in the Note (together with this Instrument and the other Loan Documents) may be sold one or more times without prior Notice to Borrower. A sale may result in a change of the Loan Servicer. There also may be one or more changes of the Loan Servicer unrelated to a

sale of the Note. If there is a change of the Loan Servicer, Borrower will be given Notice of the change. All actions regarding the servicing of the Loan evidenced by the Note, including the collection of payments, the giving and receipt of Notice, inspections of the Mortgaged Property, inspections of books and records, and the granting of consents and approvals, may be taken by the Loan Servicer unless Borrower receives Notice to the contrary. If Borrower receives conflicting Notices regarding the identity of the Loan Servicer or any other subject, any such Notice from Lender shall govern.

33. SINGLE PURPOSE ENTITY.

(a)　Until the Indebtedness is paid in full, each Borrower and SPE Equity Owner shall remain a Single Purpose Entity.

(b)　A "Single Purpose Entity" means a corporation, limited partnership, or limited liability company which, at all times since its formation and thereafter:

(i)　shall not engage in any business or activity, other than the ownership, operation and maintenance of the Mortgaged Property and activities incidental thereto;

(ii)　shall not acquire, own, hold, lease, operate, manage, maintain, develop or improve any assets other than the Mortgaged Property and such Personalty as may be necessary for the operation of the Mortgaged Property and shall conduct and operate its business as presently conducted and operated;

(iii)　shall preserve its existence as an entity duly organized, validly existing and in good standing (if applicable) under the laws of the jurisdiction of its formation or organization and shall do all things necessary to observe organizational formalities;

(iv)　shall not merge or consolidate with any other Person;

(v)　shall not take any action to dissolve, wind-up, terminate or liquidate in whole or in part; to sell, transfer or otherwise dispose of all or substantially all of its assets; to change its legal structure; transfer or permit the direct or indirect transfer of any partnership, membership or other equity interests, as applicable, other than Transfers permitted hereunder; issue additional partnership, membership or other equity interests, as applicable; or seek to accomplish any of the foregoing;

(vi)　shall not, without the prior unanimous written consent of all of the Borrower's partners, members, or shareholders, as applicable, and, if applicable, the prior unanimous written consent of one hundred percent (100%) of the members of the board of directors or of the board of managers of the Borrower or the SPE Equity Owner: (A) file any insolvency, or reorganization case or proceeding, to institute proceedings to have the Borrower or any SPE Equity Owner be adjudicated bankrupt or insolvent, (B) institute proceedings under any applicable insolvency law, (C) seek any relief under any law relating to relief from debts or the protection of debtors, (D) consent to the filing or institution of bankruptcy or insolvency proceedings against the Borrower or any SPE Equity Owner, (E) file a petition seeking, or consent to, reorganization or relief

with respect to the Borrower or any SPE Equity Owner under any applicable federal or state law relating to bankruptcy or insolvency, (F) seek or consent to the appointment of a receiver, liquidator, assignee, trustee, sequestrator, custodian, or any similar official for the Borrower or a substantial part of its property or for any SPE Equity Owner or a substantial part of its property, (G) make any assignment for the benefit of creditors of the Borrower or any SPE Equity Owner, (H) admit in writing the Borrower's or any SPE Equity Owner's inability to pay its debts generally as they become due, or (I) take action in furtherance of any of the foregoing;

(vii)   shall not amend or restate its organizational documents if such change would modify the requirements set forth in this Section 33;

(viii)   shall not own any subsidiary or make any investment in, any other Person;

(ix)   shall not commingle its assets with the assets of any other Person and shall hold all of its assets in its own name;

(x)   shall not incur any debt, secured or unsecured, direct or contingent (including, without limitation, guaranteeing any obligation), other than, (A) the Indebtedness (and any further indebtedness as described in Section 43 with regard to Supplemental Mortgages) and (B) customary unsecured trade payables incurred in the ordinary course of owning and operating the Mortgaged Property provided the same are not evidenced by a promissory note, do not exceed, in the aggregate, at any time a maximum amount of two percent (2%) of the original principal amount of the Indebtedness and are paid within sixty (60) days of the date incurred;

(xi)   shall maintain its records, books of account, bank accounts, financial statements, accounting records and other entity documents separate and apart from those of any other Person and shall not list its assets as assets on the financial statement of any other Person; provided, however, that the Borrower's assets may be included in a consolidated financial statement of its Affiliate provided that (A) appropriate notation shall be made on such consolidated financial statements to indicate the separateness of the Borrower from such Affiliate and to indicate that the Borrower's assets and credit are not available to satisfy the debts and other obligations of such Affiliate or any other Person and (B) such assets shall also be listed on the Borrower's own separate balance sheet;

(xii)   except for capital contributions or capital distributions permitted under the terms and conditions of its organizational documents, shall only enter into any contract or agreement with any general partner, member, shareholder, principal or Affiliate of Borrower or any guarantor, or any general partner, member, principal or Affiliate thereof, upon terms and conditions that are commercially reasonable and substantially similar to those that would be available on an arm's-length basis with third parties;

(xiii)   shall not maintain its assets in such a manner that will be costly or difficult to segregate, ascertain or identify its individual assets from those of any other Person;

(xiv)   shall not assume or guaranty (excluding any guaranty that has been executed and delivered in connection with the Note) the debts or obligations of any other Person, hold itself out to be responsible for the debts of another Person, pledge its assets to secure the obligations of any other Person or otherwise pledge its assets for the benefit of any other Person, or hold out its credit as being available to satisfy the obligations of any other Person;

(xv)   shall not make or permit to remain outstanding any loans or advances to any other Person except for those investments permitted under the Loan Documents and shall not buy or hold evidence of indebtedness issued by any other Person (other than cash or investment-grade securities);

(xvi)   shall file its own tax returns separate from those of any other Person, except to the extent that the Borrower is treated as a "disregarded entity" for tax purposes and is not required to file tax returns under applicable law, and shall pay any taxes required to be paid under applicable law;

(xvii) shall hold itself out to the public as a legal entity separate and distinct from any other Person and conduct its business solely in its own name, shall correct any known misunderstanding regarding its separate identity and shall not identify itself or any of its Affiliates as a division or department of any other Person;

(xviii) shall maintain adequate capital for the normal obligations reasonably foreseeable in a business of its size and character and in light of its contemplated business operations and shall pay its debts and liabilities from its own assets as the same shall become due;

(xix)   shall allocate fairly and reasonably shared expenses with Affiliates (including, without limitation, shared office space) and use separate stationery, invoices and checks bearing its own name;

(xx)   shall pay (or cause the Property Manager to pay on behalf of the Borrower from the Borrower's funds) its own liabilities (including, without limitation, salaries of its own employees) from its own funds;

(xxi)   shall not acquire obligations or securities of its partners, members, shareholders, or Affiliates, as applicable;

(xxii) except as contemplated or permitted by the property management agreement with respect to the Property Manager, shall not permit any Affiliate or constituent party independent access to its bank accounts;

(xxiii) shall maintain a sufficient number of employees (if any) in light of its contemplated business operations and pay the salaries of its own employees, if any, only from its own funds;

(xxiv) if such entity is a single member limited liability company, such entity shall (A) be formed and organized under Delaware law, (B) have either (1) one springing member that is a corporation whose stock is 100% owned by the sole member of Borrower and that satisfies the requirements for a

corporate springing member set forth below in this subsection or (2) two springing members who are natural persons and (C) otherwise comply with all Rating Agencies criteria for single member limited liability companies (including, without limitation, the delivery of Delaware single member limited liability company opinions acceptable in all respects to Lender and to the Rating Agencies). If the springing member is a corporation, such springing member shall at all times comply, and will cause Borrower to comply, with each of the representations, warranties and covenants contained in this Section 33 as if such representation, warranty or covenant were made directly by such corporation. If there is more than one springing member, only one springing member shall be the sole member of Borrower at any one time, and the second springing member shall become the sole member only upon the first springing member ceasing to be a member, so that at all times Borrower has one and only one member;

(xxv)   if such entity is a single member limited liability company that is board-managed, such entity shall have a board of managers separate from that of guarantor and any other Person and shall cause its board of managers to keep minutes of board meetings and actions and observe all other Delaware limited liability company required formalities; and

(xxvi) if a SPE Equity Owner is required pursuant to Section 1(jjjj) of this Instrument, if the Borrower is (A) a limited liability company with more than one member, then the Borrower has and shall have at least one (1) member that is an SPE Equity Owner that has satisfied and shall satisfy the requirements of Section 33(c) below and such member is its managing member, or (B) a limited partnership, then all of its general partners are SPE Equity Owners that have satisfied and shall satisfy the requirements of Section 33(c) below.

(c)   With respect to each SPE Equity Owner, if applicable, a "**Single Purpose Entity**" means a corporation or a Delaware single member limited liability company which, at all times since its formation and thereafter complies in its own right (subject to the modifications set forth below), and shall cause Borrower to comply, with each of the requirements contained in Section 33(b). Upon the withdrawal or the disassociation of an SPE Equity Owner from Borrower, Borrower shall immediately appoint a new SPE Equity Owner, whose organizational documents are substantially similar to those of the withdrawn or disassociated SPE Equity Owner, and deliver a new nonconsolidation opinion to the Rating Agencies and Lender in form and substance satisfactory to Lender and to the Rating Agencies (unless the opinion is waived by the Rating Agencies), with regard to nonconsolidation by a bankruptcy court of the assets of each of the Borrower and SPE Equity Owner with those of its Affiliates.

(i)   With respect to Sections 33(b)(i) and 33(b)(x) the SPE Equity Owner shall not engage in any business or activity other than being the sole managing member or general partner, as the case may be, of the Borrower and owning at least a 0.5% equity interest in Borrower;

(ii)   With respect to Section 33(b)(ii), the SPE Equity Owner has not and shall not acquire or own any assets other than its equity interest in the Borrower and personal property related thereto; and

(iii)   With respect to Section 33(b)(viii), the SPE Equity Owner shall not own any subsidiary or make any investment in any other Person, except for Borrower;

(iv)   With respect to Section 33(b)(xiv), the SPE Equity Owner shall not assume or guaranty the debts or obligations of any other Person, hold itself out to be responsible for the debts of another Person, pledge its assets to secure the obligations of any other Person or otherwise pledge its assets for the benefit of any other Person, or hold out its credit as being available to satisfy the obligations of any other Person, except for in its capacity as general partner of the Borrower (if applicable);

(v)   With respect to Section 33(b)(x), the SPE Equity Owner has not and shall not incur any debt, secured or unsecured, direct or contingent (including, without limitation, guaranteeing any obligation), other than (A) customary unsecured payables incurred in the ordinary course of owning the Borrower provided the same are not evidenced by a promissory note, do not exceed, in the aggregate, at any time a maximum amount of $10,000 and are paid within sixty (60) days of the date incurred and (B) except in its capacity as general partner of the Borrower (if applicable).

(d)   [INTENTIONALLY DELETED]

(e)   Notwithstanding anything to the contrary in this Instrument, no Transfer will be permitted under Sections 21(c), (d), (e) or (f) unless the provisions of this Section 33 are satisfied at all times.

34.   **SUCCESSORS AND ASSIGNS BOUND.** This Instrument shall bind, and the rights granted by this Instrument shall inure to, the respective successors and assigns of Lender and Borrower. However, a Transfer not permitted by Section 21 shall be an Event of Default.

35.   **JOINT AND SEVERAL LIABILITY.** If more than one Person signs this Instrument as Borrower, the obligations of such Persons shall be joint and several.

36.   **RELATIONSHIP OF PARTIES; NO THIRD PARTY BENEFICIARY.**

(a)   The relationship between Lender and Borrower shall be solely that of creditor and debtor, respectively, and nothing contained in this Instrument shall create any other relationship between Lender and Borrower.

(b)   No creditor of any party to this Instrument and no other Person shall be a third party beneficiary of this Instrument or any other Loan Document. Without limiting the generality of the preceding sentence, (i) any arrangement (a "Servicing Arrangement") between the Lender and any Loan Servicer for loss sharing or interim advancement of funds shall constitute a contractual obligation of such Loan Servicer that is independent of the obligation of Borrower for the payment of the Indebtedness, (ii) Borrower shall not be a third party beneficiary of any Servicing Arrangement, and (iii) no payment by the Loan Servicer under any Servicing Arrangement will reduce the amount of the Indebtedness.

37.   **SEVERABILITY; AMENDMENTS.** The invalidity or unenforceability of any provision of this Instrument shall not affect the validity or enforceability of any other provision, and all other provisions shall remain in full force and effect. This Instrument contains the entire

agreement among the parties as to the rights granted and the obligations assumed in this Instrument. This Instrument may not be amended or modified except by a writing signed by the party against whom enforcement is sought; provided, however, that in the event of a Transfer prohibited by or requiring Lender's approval under Section 21, any or some or all of the Modifications to Instrument set forth in Exhibit B (if any) may be modified or rendered void by Lender at Lender's option by Notice to Borrower and the transferee(s).

38. **CONSTRUCTION.** The captions and headings of the Sections of this Instrument are for convenience only and shall be disregarded in construing this Instrument. Any reference in this Instrument to an "Exhibit" or a "Section" shall, unless otherwise explicitly provided, be construed as referring, respectively, to an Exhibit attached to this Instrument or to a Section of this Instrument. All Exhibits attached to or referred to in this Instrument are incorporated by reference into this Instrument. Any reference in this Instrument to a statute or regulation shall be construed as referring to that statute or regulation as amended from time to time. Use of the singular in this Agreement includes the plural and use of the plural includes the singular. As used in this Instrument, the term "including" means "including, but not limited to."

39. **DISSEMINATION OF INFORMATION.** Borrower acknowledges that Lender may provide to third parties with an existing or prospective interest in the servicing, enforcement, evaluation, performance, ownership, purchase, participation or Securitization of the Loan, including, without limitation, any of the Rating Agencies, any entity maintaining databases on the underwriting and performance of commercial mortgage loans, as well as governmental regulatory agencies having regulatory authority over Lender, any and all information which Lender now has or may hereafter acquire relating to the Loan, the Mortgaged Property, Borrower, any SPE Equity Owner or any guarantor, as Lender determines necessary or desirable and that such information may be included in disclosure documents in connection with a Securitization or syndication of participation interests, including, without limitation, a prospectus, prospectus supplement, offering memorandum, private placement memorandum or similar document (each, a "Disclosure Document") and also may be included in any filing with the Securities and Exchange Commission pursuant to the Securities Act or the Securities Exchange Act. To the fullest extent permitted under applicable law, Borrower irrevocably waives all rights, if any, to prohibit such disclosure, including, without limitation, any right of privacy.

40. **NO CHANGE IN FACTS OR CIRCUMSTANCES.** Borrower warrants that (a) all information in the application for the Loan submitted to Lender (the "Loan Application") and in all financial statements, Rent Schedules, reports, certificates and other documents submitted in connection with the Loan Application are complete and accurate in all material respects; and (b) there has been no material adverse change in any fact or circumstance that would make any such information incomplete or inaccurate.

41. **SUBROGATION.** If, and to the extent that, the proceeds of the Loan evidenced by the Note, or subsequent advances under Section 12, are used to pay, satisfy or discharge a Prior Lien, such Loan proceeds or advances shall be deemed to have been advanced by Lender at Borrower's request, and Lender shall automatically, and without further action on its part, be subrogated to the rights, including lien priority, of the owner or holder of the obligation secured by the Prior Lien, whether or not the Prior Lien is released.

42. **[INTENTIONALLY DELETED]**

43. **SUPPLEMENTAL FINANCING.**

(a)   This Section shall apply only if at the time of any application referred to below, the Federal Home Loan Mortgage Corporation ("**Freddie Mac**") has in effect a product described in its *Multifamily Seller/Servicer Guide* under which it purchases supplemental mortgages on multifamily properties that meet specified criteria (a "**Supplemental Mortgage Product**").

(b)   After the first anniversary of the date of this Instrument (the "**First Mortgage**"), Freddie Mac will consider an application from an originating lender that is generally approved by Freddie Mac to sell mortgages to Freddie Mac under the Supplemental Mortgage Product (an "**Approved Seller/Servicer**") for the purchase by Freddie Mac of a proposed indebtedness of Borrower to the Approved Seller/Servicer to be secured by one or more supplemental mortgages on the Mortgaged Property (such indebtedness and supplemental mortgages being referred to together as a "**Supplemental Mortgage**"). Freddie Mac will purchase each Supplemental Mortgage secured by the Mortgaged Property if the following conditions are satisfied:

(i)   At the time of the proposed Supplemental Mortgage, no Event of Default shall have occurred and be continuing and no event or condition shall have occurred and be continuing that, with the giving of Notice or the passage of time, or both, would become an Event of Default;

(ii)   Borrower and the Mortgaged Property must be acceptable to Freddie Mac under its Supplemental Mortgage Product;

(iii)   New loan documents must be entered into to reflect each Supplemental Mortgage, such documents to be acceptable to Freddie Mac in its sole discretion;

(iv)   Each Supplemental Mortgage will not cause the combined debt service coverage ratio of the Mortgaged Property after each Supplemental Mortgage to be less than 1.25:1, subject to increase in accordance with Freddie Mac's then-current policies ("**Required DSCR**"), as determined by Freddie Mac. As used in this Section, the term "combined debt service coverage ratio" means, with respect to the Mortgaged Property, the ratio of (A) the annual net operating income from the operations of the Mortgaged Property at the time of the proposed Supplemental Mortgage to (B) the aggregate of the annual principal and interest payable on (I) the Indebtedness under this Instrument (using a 30-year amortization schedule), (II) any "Indebtedness" as defined in any security instruments recorded against the Mortgaged Property (using a 30-year amortization schedule for any Supplemental Mortgages) and (III) the proposed "Indebtedness" for any Supplemental Mortgage (using a 30-year amortization schedule). The annual net operating income of the Mortgaged Property will be as determined by Freddie Mac in its sole discretion considering factors such as income in place at the time of the proposed Supplemental Mortgage and income during the preceding twelve (12) months, and actual, historical and anticipated operating expenses. Freddie Mac shall determine the combined debt service coverage ratio of the Mortgaged Property based on its underwriting. Borrower shall provide Freddie Mac such financial statements and other information Freddie Mac may require to make these determinations;

(v)   Each Supplemental Mortgage will not cause the combined loan to value ratio of the Mortgaged Property after each Supplemental Mortgage to exceed 72% ("**Required LTV**"), as determined by Freddie Mac. As used in this Section, "combined loan to value ratio" means, with respect to the Mortgaged Property, the ratio, expressed as a percentage, of (A) the aggregate outstanding principal balances of (I) the Indebtedness under this Instrument, (II) any "Indebtedness" as defined in any security instruments recorded against the Mortgaged Property and (III) the proposed "Indebtedness" for any Supplemental Mortgage, to (B) the value of the Mortgaged Property. Freddie Mac shall determine the combined loan to value ratio of the Mortgaged Property based on its underwriting. Borrower shall provide Freddie Mac such financial statements and other information Freddie Mac may require to make these determinations. In addition, Freddie Mac, at Borrower's expense, may obtain MAI appraisals of the Mortgaged Property in order to assist Freddie Mac in making the determinations hereunder. If Freddie Mac requires an appraisal, then the value of the Mortgaged Property that will be used to determine whether the Required LTV has been met shall be the lesser of (A) the appraised value set forth in such appraisal or (B) the value of the Mortgaged Property as determined by Freddie Mac;

(vi)   The Borrower's organizational documents are amended to permit the Borrower to incur additional debt in the form of Supplemental Mortgages (Lender shall consent to such amendment(s));

(vii)   One or more natural persons or entities acceptable to Freddie Mac executes and delivers to the Approved Seller/Servicer a guaranty in a form acceptable to Freddie Mac with respect to the exceptions to non-recourse liability described in Freddie Mac's form promissory note, unless Freddie Mac has elected to waive its requirement for a guaranty;

(viii)   The loan term of each Supplemental Mortgage shall be coterminous with the First Mortgage or longer than the First Mortgage, including any "Extension Period" described in the Note secured by the First Mortgage, at Freddie Mac's discretion;

(ix)   The Prepayment Premium Period (as defined in the Note) of each Supplemental Mortgage shall be coterminous with the Prepayment Premium Period or the combined Lockout Period and Defeasance Period (all, as defined in the Note), as applicable, of the First Mortgage;

(x)   The interest rate of each Supplemental Mortgage will be determined by Freddie Mac in its sole and absolute discretion;

(xi)   The Lender enters into an intercreditor agreement ("**Intercreditor Agreement**") acceptable to Freddie Mac and to Lender for each Supplemental Mortgage;

(xii)   Borrower's payment of fees and other expenses charged by Lender, Freddie Mac, the Approved Seller/Servicer, and the Rating Agencies (including reasonable Attorneys' Fees and Costs) in connection with reviewing and originating each Supplemental Mortgage;

(xiii)   Notwithstanding anything to the contrary in Section 7 of this Instrument, Borrower shall make deposits under this First Mortgage for the payment of any Impositions, so long as a Supplemental Mortgage is outstanding, and such deposits shall be credited to the payment of such Impositions under any Supplemental Mortgage;

(xiv)   If any Supplemental Mortgage is outstanding, the Borrower must obtain the consent of the lender for each Supplemental Mortgage prior to agreeing to any modifications or amendments to the Loan Documents;

(xv)   All other requirements of the Supplemental Mortgage Product must be met, unless Freddie Mac has elected to waive one or more of its requirements.

(c)   No later than 5 Business Days after Lender's receipt of a written request from Borrower, Lender shall provide the following information to an Approved Seller/Servicer upon Borrower's written request. Lender shall only be obligated to provide this information in connection with Borrower's request for a Supplemental Mortgage from an Approved Seller/Servicer; provided, however, if Freddie Mac is the owner of the Note, Lender shall not be obligated to provide such information:

(i)   the then-current outstanding principal balance of the First Mortgage;

(ii)   payment history of the First Mortgage;

(iii)   whether taxes, insurance, ground rents, replacement reserves, repair escrows, or other escrows are being collected on the First Mortgage and the amount of each such escrow as of the date of the request;

(iv)   whether any repairs, capital replacements or improvements or rental achievement or burn-off guaranty requirements are existing or outstanding under the terms of the First Mortgage;

(v)   a copy of the most recent inspection report for the Mortgaged Property;

(vi)   whether any modifications or amendments have been made to the Loan Documents for the First Mortgage since origination of the First Mortgage and, if applicable, a copy of such modifications and amendments; and

(vii)   whether to Lender's knowledge any Event of Default exists under the First Mortgage.

(d)   Lender shall have no obligation to consent to any mortgage or lien on the Mortgaged Property that secures any indebtedness other than the Indebtedness, except as set forth herein.

(e)   If a Supplemental Mortgage is made to Borrower, Borrower agrees that the terms of the Intercreditor Agreement shall govern with respect to any distributions of excess proceeds by Lender to the Approved Seller/Servicer, Freddie Mac or their successors and/or assigns (collectively, the "Junior Lender"), and Borrower agrees that Lender may distribute any excess proceeds received by Lender pursuant to the Loan Documents to Junior Lender pursuant to the Intercreditor Agreement.

44. DEFEASANCE (Section Applies if Loan is Assigned to REMIC Trust Prior to the Cut-off Date). This Section 44 shall apply in the event the Note is assigned to a REMIC trust prior to the Cut-off Date, and, subject to Section 44(a) and (c) below, Borrower shall have the right to defease the Loan in whole ("**Defeasance**") and obtain the release of the Mortgaged Property from the lien of this Instrument upon the satisfaction of the following conditions:

(a)   Borrower shall not have the right to obtain Defeasance at any of the following times:

        (i)   if the Loan is not assigned to a REMIC trust;

        (ii)   during the Lockout Period (as defined in the Note);

        (iii)   after the expiration of the Defeasance Period (as defined in the Note); or

        (iv)   after Lender has accelerated the maturity of the unpaid principal balance of, accrued interest on, and other amounts payable under, the Note pursuant to Section 6 of the Note.

(b)   Borrower shall give Lender Notice (the "**Defeasance Notice**") specifying a Business Day (the "**Defeasance Closing Date**") on which Borrower desires to close the. Defeasance. The Defeasance Closing Date specified by Borrower may not be more than 60 calendar days, nor less than 30 calendar days, after the date on which the Defeasance Notice is received by Lender. Lender will acknowledge receipt of the Defeasance Notice and will state in such receipt whether Lender will designate the Successor Borrower or will permit Borrower to designate the Successor Borrower.

(c)   The Defeasance Notice must be accompanied by a $10,000 non-refundable fee (the "**Defeasance Fee**"). If Lender does not receive the Defeasance Fee, then Borrower's right to obtain Defeasance pursuant to that Defeasance Notice shall terminate.

(d)   (i)   If Borrower timely pays the Defeasance Fee, but Borrower fails to perform its other obligations hereunder, Lender shall have the right to retain the Defeasance Fee as liquidated damages for Borrower's default and, except as provided in Section 44(d)(ii), Borrower shall be released from all further obligations under this Section 44. Borrower acknowledges that Lender will incur financing costs in arranging and preparing for the release of the Mortgaged Property from the lien of this Instrument in reliance on the executed Defeasance Notice. Borrower agrees that the Defeasance Fee represents a fair and reasonable estimate, taking into account all circumstances existing on the date of this Instrument, of the damages Lender will incur by reason of Borrower's default.

        (ii)   In the event that the Defeasance is not consummated on the Defeasance Closing Date for any reason, Borrower agrees to reimburse Lender for all third party costs and expenses (other than financing costs covered by Section 44(d)(i) above) incurred by Lender in reliance on the executed Defeasance Notice, within 5 Business Days after Borrower receives a written demand for payment, accompanied by a statement, in reasonable detail, of Lender's third party costs and expenses.

(iii)   All payments required to be made by Borrower to Lender pursuant to this Section 44 shall be made by wire transfer of immediately available funds to the account(s) designated by Lender in its acknowledgement of the Defeasance Notice.

(e)   No Event of Default has occurred and is continuing.

(f)   The documents required to be delivered to Lender on or prior to the Defeasance Closing Date are:

(i)   an opinion of counsel for Borrower, in form and substance satisfactory to Lender, to the effect that Lender has a valid and perfected lien and security interest of first priority in the Defeasance Collateral and the proceeds thereof;

(ii)   an opinion of counsel for Borrower, in form and substance satisfactory to Lender, to the effect that the Pledge Agreement is duly authorized, executed, delivered and enforceable against Borrower in accordance with the respective terms;

(iii)   unless waived by Lender or unless Lender designates the Successor Borrower, an opinion of counsel for Successor Borrower, in form and substance satisfactory to Lender, to the effect that the Transfer and Assumption Agreement is duly authorized, executed, delivered and enforceable against Successor Borrower in accordance with the respective terms;

(iv)   unless waived by Lender or unless Lender designates the Successor Borrower, an opinion of counsel for Successor Borrower, in form and substance satisfactory to Lender, to the effect that the Successor Borrower has been validly created;

(v)   if Borrower designates the Successor Borrower, an opinion of counsel for Successor Borrower, in form and substance satisfactory to Lender and to the Rating Agencies, with regard to nonconsolidation of the assets of the Successor Borrower with those of its Affiliates by a bankruptcy court;

(vi)   unless waived by Lender, an opinion of counsel for Borrower, in form and substance satisfactory to Lender, to the effect that:

(A)   if, as of the Defeasance Closing Date, the Note is held by a REMIC trust, (1) the Defeasance has been effected in accordance with the requirements of Treasury Regulation Section 1.860G-2(a)(8) (as such regulation may be modified, amended or replaced from time to time), (2) the qualification and status of the REMIC trust as a REMIC will not be adversely affected or impaired as a result of the Defeasance, and (3) the REMIC trust will not incur a tax under Section 860G(d) of the Tax Code as a result of the Defeasance, and

(B) the Defeasance will not result in a "sale or exchange" of the Note within the meaning of Section 1001(c) of the Tax Code and the temporary and final regulations promulgated thereunder;

(vii) if any certificates evidencing the Securitization remain outstanding, a Rating Confirmation;

(viii) unless waived by Lender, a written certificate from an independent certified public accounting firm (reasonably acceptable to Lender), confirming that the Defeasance Collateral will generate cash sufficient to make all Scheduled Debt Payments as they fall due under the Note, including full payment due on the Note on the Maturity Date;

(ix) Lender's form of a pledge and security agreement ("**Pledge Agreement**") and financing statements which pledge and create a first priority security interest in the Defeasance Collateral in favor of Lender;

(x) Lender's form of a transfer and assumption agreement ("**Transfer and Assumption Agreement**"), whereupon Borrower and any guarantor (in each case, subject to satisfaction of all requirements hereunder) shall be relieved from liability in connection with the Loan (other than any liability under Section 18 of this Instrument for events that occur prior to the Defeasance Closing Date, whether discovered before or after the Defeasance Closing Date) and Successor Borrower shall assume all remaining obligations;

(xi) Forms of all documents necessary to release the Mortgaged Property from the liens created by this Instrument and related UCC financing statements (collectively, "**Release Instruments**"), each in appropriate form required by the state in which the Property is located; and

(xii) such other opinions, certificates, documents or instruments as Lender may reasonably request;

(g) Borrower shall deliver to Lender on or prior to the Defeasance Closing Date:

(i) The Defeasance Collateral which meets all requirements of Section 44(g)(ii) below and is owned by Borrower, free and clear of all liens and claims of third-parties;

(ii) The Defeasance Collateral must be in an amount to provide for (A) redemption payments to occur prior, but as close as possible, to all successive Installment Due Dates occurring under the Note after the Defeasance Closing Date and (B) deliver redemption proceeds at least equal to the amount of principal and interest due on the Note on each Installment Due Date including full payment due on the Note on the Maturity Date ("**Scheduled Debt Payments**"). The Defeasance Collateral shall be arranged such that redemption payments received from the Defeasance Collateral are paid directly to Lender to be applied on account of the Scheduled Debt Payments. Unless otherwise agreed in writing by Lender, the pledge of the Defeasance Collateral shall be effectuated

through the book-entry facilities of a qualified securities intermediary designated by Lender in conformity with all applicable laws; and

(iii) All accrued and unpaid interest and all other sums due under the Note, this Instrument and under the other Loan Documents, including, without limitation, all amounts due under Section 44(i) below, up to the Defeasance Closing Date shall be paid in full on or prior to the Defeasance Closing Date.

(h) If Lender permits Borrower to designate the Successor Borrower, then Borrower shall, at Borrower's expense, designate or establish an accommodation borrower ("Successor Borrower") satisfactory to Lender (or Lender, at its option, may designate the Successor Borrower) which satisfies Lender's then current requirements for a "Single Purpose Entity" to assume at the time of Defeasance ownership of the Defeasance Collateral and liability for all of Borrower's obligations under the Pledge Agreement and the Loan Documents (to the extent that liability thereunder survives release of this Instrument). Borrower shall pay to Successor Borrower a fee of $1,000.00 as consideration of Successor Borrower's assumption of Borrower's obligations under the Loan Documents. Notwithstanding any contrary provision hereunder, no Transfer fee is payable to Lender upon a Transfer of the Loan in accordance with this Section.

(i) Borrower shall pay all reasonable costs and expenses incurred by Lender in connection with the Defeasance in full on or prior to the Defeasance Closing Date, which payment is required prior to Lender's issuance of the Release Instruments and whether or not Defeasance is completed. Such expenses include, without limitation, all fees, costs and expenses incurred by Lender and its agents in connection with the Defeasance (including, without limitation, reasonable Attorneys' Fees and Costs for the review and preparation of the Pledge Agreement and of the other materials described herein and any related documentation, and any servicing fees, Rating Agencies' fees or other costs related to the Defeasance); the cost incurred by Lender to obtain a Rating Confirmation contemplated hereunder; reasonable Attorneys' Fees and Costs; and a processing fee to cover Lender's administrative costs to process Borrower's Defeasance request. Lender reserves the right to require that Borrower post a deposit to cover costs which Lender reasonably anticipates will be incurred.

45. **INTENTIONALLY DELETED.**

46. **LENDER'S RIGHTS TO SELL OR SECURITIZE.** Borrower acknowledges that Lender, and each successor to Lender's interest, may (without prior Notice to Borrower or Borrower's prior consent), sell or grant participations in the Loan (or any part thereof), sell or subcontract the servicing rights related to the Loan, securitize the Loan or include the Loan as part of a trust. Borrower, at its expense, agrees to cooperate with all reasonable requests of Lender in connection with any of the foregoing including, without limitation, executing any financing statements or other documents deemed necessary by Lender or its transferee to create, perfect or preserve the rights and interest to be acquired by such transferee, providing any updated financial information with appropriate verification through auditors letters, delivering a so called "10b-5" opinion, revised organizational documents and counsel opinions satisfactory to the Rating Agencies, executed amendments to the Loan Documents, and review information contained in a preliminary or final private placement memorandum, prospectus, prospectus supplements or other Disclosure Document, and providing a mortgagor estoppel certificate and such other information about Borrower, any SPE Equity Owner, any guarantor, any Property Manager or the Mortgaged Property as Lender may require for Lender's offering materials.

47. SECURITIZATION INDEMNIFICATION. Borrower and each guarantor agree to provide in connection with each Disclosure Document, an indemnification certificate: (a) certifying that all sections of such Disclosure Document relating to Borrower, any SPE Equity Owner, any guarantors, any Property Manager, their respective Affiliates, the Loan, the Loan Documents and the Mortgaged Property, and any risks or special considerations relating thereto, including, without limitation, the sections entitled "Special Considerations," and/or "Risk Factors," and "Certain Legal Aspects of the Mortgage Loan," or similar sections, as such sections relate thereto, have been carefully examined, and that, to the best of such indemnitor's knowledge, such sections (and any other sections reasonably requested) do not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in the light of the circumstances under which they were made, not misleading; (b) indemnifying Lender (and for purposes of this Section 47, Lender shall include its officers and directors) and any Affiliate of Lender that (i) has filed the registration statement, if any, relating to the Securitization and/or (ii) which is acting as issuer, depositor, sponsor and/or in a similar capacity with respect to the Securitization (any entity described in (i) or (ii), an "Issuer Person"), and each director and officer of any Issuer Person, and each entity who Controls any Issuer Person within the meaning of Section 15 of the Securities Act or Section 20 of the Securities Exchange Act (collectively, "Issuer Group"), and each entity which is acting as an underwriter, manager, placement agent, initial purchaser or in a similar capacity with respect to the Securitization, each of its directors and officers and each entity who Controls any such entity within the meaning of Section 15 of the Securities Act or Section 20 of the Securities Exchange Act which is acting as an underwriter, manager, placement agent, initial purchaser or in a similar capacity with respect to the Securitization, each of its directors and officers and each entity who Controls any such entity within the meaning of Section 15 of the Securities Act and Section 20 of the Securities Exchange Act (collectively, "Underwriter Group") for any losses to which Lender, the Issuer Group or the Underwriter Group may become subject insofar as the losses arise out of or are based upon any untrue statement of any material fact contained in such section or arise out of or are based upon the omission to state therein a material fact required to be stated in such sections necessary in order to make the statements in such sections or in light of the circumstances under which they were made, not misleading (collectively, "Securities Liabilities"); and (c) agreeing to reimburse Lender, the Issuer Group and the Underwriter Group for any legal or other expenses reasonably incurred by Lender, the Issuer Group and the Underwriter Group in investigating or defending the Securities Liabilities; provided, however, that indemnitor will be liable under clauses (b) or (c) above only to the extent that such Securities Liabilities arise out of, or are based upon, any such untrue statement or omission made therein in reliance upon, and in conformity with, information furnished to Lender or any member of the Issuer Group or Underwriter Group by or on behalf of Borrower or a guarantor in connection with the preparation of the Disclosure Documents or in connection with the underwriting of the Loan, including, without limitation, financial statements of Borrower, any SPE Equity Owner or any guarantor, and operating statements, rent rolls, environmental site assessment reports and property condition reports with respect to the Mortgaged Property (other than any such misstatements contained in (or omissions from) third party reports prepared by third parties not affiliated directly or indirectly with Borrower). This indemnity is in addition to any liability which Borrower may otherwise have and shall be effective whether or not an indemnification certificate described above is provided and shall be applicable based on information previously provided by or on behalf of Borrower or a guarantor if the indemnification certificate is not provided. Notwithstanding the foregoing, any indemnification certificate may expressly exclude any information contained in third party reports prepared by parties that are not Affiliates of Borrower or any guarantor ("Third Party Information"), and the obligations and liability of Borrower and any guarantor pursuant to this Section shall not extend to the Third Party Information.

48. **WARRANTIES OF BORROWER.** Borrower, for itself and its successors and assigns, does hereby represent, warrant and covenant to and with Lender, its successors and assigns, that:

(a)   The representations, warranties and covenants contained in this Instrument survive for as long as any Indebtedness remains outstanding;

(b)   None of the items shown in the Schedule of Title Exceptions will materially or adversely affect (i) the ability of the Borrower to pay the Loan in full, (ii) the use for which all or any part of the Mortgaged Property is being used at the time this Instrument was executed, except as set forth in Section 11 of this Instrument, (iii) the operation of the Mortgaged Property or (iv) the value of the Mortgaged Property;

(c)   Borrower is not an "investment company", or a company Controlled by an "investment company," as such terms are defined in the Investment Company Act of 1940, as amended;

(d)   Borrower is not an "employee benefit plan," as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), which is subject to Title I of ERISA and the assets of Borrower do not constitute "plan assets" of one or more such plans within the meaning of 29 C.F.R. Section 2510.3-101;

(e)   Borrower will give prompt written Notice to Lender of any litigation or governmental proceedings pending or, to the best of Borrower's knowledge, threatened (in writing) against Borrower which might have a Material Adverse Effect as defined below.

(f)   There are no judicial, administrative, mediation or arbitration actions, suits or proceedings pending or, to the best of Borrower's knowledge, threatened (in writing) against or affecting Borrower (and, if Borrower is a limited partnership, any of its general partners or if Borrower is a limited liability company, any member of Borrower) or the Mortgaged Property which, if adversely determined, would have a material adverse effect on (i) the Mortgaged Property, (ii) the business, prospects, profits, operations or condition (financial or otherwise) of Borrower, (iii) the enforceability, validity, perfection or priority of the lien of any Loan Document, or (iv) the ability of Borrower to perform any obligations under any Loan Document (collectively, a "Material Adverse Effect").

(g)   With regard to ERISA:

(i)   Borrower shall not engage in any transaction which would cause an obligation, or action taken or to be taken, hereunder (or the exercise by Lender of any of its rights under the Note, this Instrument or any of the other Loan Documents) to be a non-exempt (under a statutory or administrative class exemption) prohibited transaction under ERISA.

(ii)   Borrower further covenants and agrees to deliver to Lender such certifications or other evidence from time to time throughout the term of this Instrument, as requested by Lender in its sole discretion, that (A) Borrower is not an "employee benefit plan" as defined in Section 3(e) of ERISA, which is subject to Title I of ERISA, or a "governmental plan" within the meaning of Section 3(3) of ERISA; (B) Borrower is not subject to state statutes regulating investments and fiduciary obligations with

respect to governmental plans; and (C) one or more of the following circumstances is true:

(1)   Equity interests in Borrower are publicly offered securities within the meaning of 29 C.F.R. Section 2510.3-101(b)(2), as amended from time to time or any successor provision;

(2)   Less than twenty-five percent (25%) of each outstanding class of equity interests in Borrower are held by "benefit plan investors" within the meaning of 29 C.F.R. 2510.3-101(f)(2), as amended from time to time or any successor provision; or

(3)   Borrower qualifies as an "operating company" or a "real estate operating company" within the meaning of 29 C.F.R. Section 2510.3-101(c), as amended from time to time or any successor provision, or within the meaning of 29 C.F.R. Section 2510.3-101(e) as an investment company registered under the Investment Company Act of 1940.

(iii)   **BORROWER SHALL INDEMNIFY LENDER AND DEFEND AND HOLD LENDER HARMLESS FROM AND AGAINST ALL CIVIL PENALTIES, EXCISE TAXES, OR OTHER LOSS, COST, DAMAGE AND EXPENSE (INCLUDING, WITHOUT LIMITATION, REASONABLE ATTORNEYS' FEES AND COSTS INCURRED IN THE INVESTIGATION, DEFENSE AND SETTLEMENT OF CLAIMS AND LOSSES INCURRED IN CORRECTING ANY PROHIBITED TRANSACTION OR IN THE SALE OF A PROHIBITED LOAN, AND IN OBTAINING ANY INDIVIDUAL PROHIBITED TRANSACTION EXEMPTION UNDER ERISA THAT MAY BE REQUIRED, IN LENDER'S SOLE DISCRETION) THAT LENDER MAY INCUR, DIRECTLY OR INDIRECTLY, AS A RESULT OF DEFAULT UNDER THIS SECTION 48. THIS INDEMNITY SHALL SURVIVE ANY TERMINATION, SATISFACTION OR FORECLOSURE OF THIS INSTRUMENT.**

49.   **COOPERATION WITH RATING AGENCIES AND INVESTORS.** Borrower covenants and agrees that in the event Lender decides to include the Loan as an asset of a Secondary Market Transaction, Borrower shall (a) at Lender's request, meet with representatives of the Rating Agencies and/or investors to discuss the business and operations of the Mortgaged Property, and (b) permit Lender or its representatives to provide related information to the Rating Agencies and/or investors, and (c) cooperate with the reasonable requests of the Rating Agencies and/or investors in connection with all of the foregoing.

50.   **RESERVED.**

51.   **RESERVED.**

52.   **RESERVED.**

53.   **RESERVED.**

54. **RESERVED.**

55. **RESERVED.**

56. **RESERVED.**

57. **RESERVED.**

58. **RESERVED.**

59. **RESERVED.**

60. **ACCELERATION; REMEDIES.** At any time during the existence of an Event of Default, Lender, at Lender's option, may declare the Indebtedness to be immediately due and payable without further demand, and may institute an action of mortgage foreclosure pursuant to applicable law and proceed to final judgment and execution thereon for the amount of the Indebtedness (as of the date of such judgment) and may invoke any other remedies permitted by applicable law or provided in this Instrument or in any other Loan Document. Lender shall be entitled to collect all costs and expenses incurred in pursuing such remedies, including Attorneys' Fees and Costs, costs of documentary evidence, abstracts and title reports and all other expenses described in the Section of the Note titled "Costs and Expenses". If Lender is the purchaser at the foreclosure sale of the Mortgaged Property, the foreclosure sale price (Lender's final bid) shall be applied against the Indebtedness.

61. **PREPARATION AND FILING OF FINANCING STATEMENTS.** Borrower authorizes Lender to prepare, execute and file, on Borrower's behalf and without Borrower's signature, all financing statements and continuation statements under the Uniform Commercial Code necessary or appropriate to give notice of, or to perfect, Lender's security interest in UCC Collateral.

62. **RELEASE.** Upon payment of the Indebtedness, Lender shall release this Instrument. Borrower shall pay Lender's reasonable costs incurred in releasing this Instrument.

63. **WAIVER OF VALUATION AND APPRAISEMENT.** Borrower waives all right of valuation and appraisement.

64. **INDIANA RESPONSIBLE PROPERTY TRANSFER LAW.** The Mortgaged Property does not constitute "property" within the meaning of the Indiana Responsible Property Transfer Law, IC 13-11-2-174.

65. **MODIFICATIONS TO SECTIONS 3 AND 4.** Sections 3(e) and 4(c) of this Instrument are modified to read as follows:

3(e)   If Lender enters the Mortgaged Property, Lender shall be liable to account only to Borrower and only for those Rents actually received. Except to the extent of Lender's willful misconduct, Lender shall not be liable to Borrower, anyone claiming under or through Borrower or anyone having an interest in the Mortgaged Property, by reason of any act or omission of Lender under Section 3(d), and Borrower hereby releases and discharges Lender from any such liability to the fullest extent permitted by law.

4(c)   Borrower acknowledges and agrees that the exercise by Lender, either directly or by a receiver, of any of the rights conferred under this Section 4 shall not be construed to make Lender a mortgagee-in-possession of the Mortgaged Property so long as Lender has not itself entered into actual possession of the Land and the Improvements.   The acceptance by Lender of the assignment of the Leases pursuant to Section 4(a) shall not at any time or in any event obligate Lender to take any action under this Instrument or to expend any money or to incur any expenses. Except to the extent of Lender's willful misconduct, Lender shall not be liable in any way for any injury or damage to person or property sustained by any person or persons, firm or corporation in or about the Mortgaged Property. Prior to Lender's actual entry into and taking possession of the Mortgaged Property, Lender shall not (i) be obligated to perform any of the terms, covenants and conditions contained in any Lease (or otherwise have any obligation with respect to any Lease); (ii) be obligated to appear in or defend any action or proceeding relating to the Lease or the Mortgaged Property; or (iii) be responsible for the operation, control, care, management or repair of the Mortgaged Property or any portion of the Mortgaged Property. The execution of this Instrument by Borrower shall constitute conclusive evidence that all responsibility for the operation, control, care, management and repair of the Mortgaged Property is and shall be that of Borrower, prior to such actual entry and taking of possession.

66.   WAIVER OF TRIAL BY JURY. BORROWER AND LENDER EACH (A) COVENANTS AND AGREES NOT TO ELECT A TRIAL BY JURY WITH RESPECT TO ANY ISSUE ARISING OUT OF THIS INSTRUMENT OR THE RELATIONSHIP BETWEEN THE PARTIES AS BORROWER AND LENDER THAT IS TRIABLE OF RIGHT BY A JURY AND (B) WAIVES ANY RIGHT TO TRIAL BY JURY WITH RESPECT TO SUCH ISSUE TO THE EXTENT THAT ANY SUCH RIGHT EXISTS NOW OR IN THE FUTURE. THIS WAIVER OF RIGHT TO TRIAL BY JURY IS SEPARATELY GIVEN BY EACH PARTY, KNOWINGLY AND VOLUNTARILY WITH THE BENEFIT OF COMPETENT LEGAL COUNSEL.

ATTACHED EXHIBITS. The following Exhibits are attached to this Instrument:

[X]   Exhibit A   Description of the Land (required).

[X]   Exhibit B   Modifications to Instrument

IN WITNESS WHEREOF, Borrower has signed and delivered this Instrument or has caused this Instrument to be signed and delivered by its duly authorized representative.

NLP WILLOW LAKE, LLC, a Delaware limited liability company

By: NTS Realty Holdings Limited Partnership, a Delaware limited partnership, its sole member

By: NTS Realty Capital, Inc., a Delaware corporation, its managing general partner



By: [signature]
Name: Neil A. Mitchell
Title: Sr Vice Pres

STATE OF Kentucky, Jefferson County ss:

On this 7th day of December, 2009, before me, the undersigned, a Notary Public in and for said County, personally appeared Neil A. Mitchell, Sr Vice Pres of NTS Realty Capital, Inc., a Delaware corporation, the managing general partner of NTS Realty Holdings Limited Partnership, a Delaware limited partnership, the sole member of NLP Willow Lake, LLC, a Delaware limited liability company and acknowledged the execution of the foregoing instrument.

WITNESS my hand and official seal.

My Commission expires: April 27, 2010

[signature]
Notary Public

SUSAN M. HOWARD NOTARY PUBLIC STATE AT LARGE, KY

Prepared by, and after recording return to:

Michael Van Voorhis, Esquire
Troutman Sanders LLP
P.O. Box 1122
Richmond, Virginia 23218-1122

EXHIBIT A

Legal Description

Willow Lake Apartments

PARCEL I (Fee Simple):

A part of the South Half of the Southeast Quarter of Section 17, Township 17 North, Range 3 East, in Marion County, Indiana, more particularly described as follows: Commencing at the Northeast corner of said South Half of said Southeast Quarter; thence North 89 degrees 38 minutes 06 seconds West along the North line of said South Half of said Southeast Quarter 1429.44 feet to the point of beginning; thence South 21 degrees 50 minutes 18 seconds West 474.91 feet; thence South 83 degrees 00 minutes 00 seconds East 139.92 feet; thence South 01 degrees 23 minutes 15 seconds West 380.00 feet; thence North 83 degrees 00 minutes 00 seconds West 120.00 feet to a point on a curve concave Southeasterly having a central angle of 40 degrees 37 minutes 23 seconds and a radius of 525.00 feet; thence Westerly and Southwesterly along said curve an arc distance of 372.23 feet (said arc being subtended by a chord having a bearing of South 76 degrees 41 minutes 19 seconds West and a length of 364.48 feet) to a point on a curve concave Southeasterly having a central angle of 35 degrees 14 minutes 32 seconds and a radius of 250.00 feet; thence Southwesterly and Southerly along said curve an arc distance of 153.77 feet (said arc being subtended by a chord having a bearing of South 38 degrees 45 minutes 25 seconds West and a length of 151.36 feet); thence North 51 degrees 57 minutes 57 seconds West 211.04 feet; thence North 88 degrees 36 minutes 45 seconds West 180.00 feet to a point on an existing North-South fence line; thence North 01 degrees 23 minutes 15 seconds East along said fence line 896.97 feet to a point on the North line of said South Half of said Southeast Quarter; thence South 89 degrees 38 minutes 06 seconds East along said North line 940.00 feet to the point of beginning.

PARCEL II (Non-Exclusive Easement for Ingress and Egress over the following described real estate, granted in Instrument No. 860115394):

A part of the South Half of the Southeast Quarter of Section 17, Township 17 North, Range 3 East, in Marion County, Indiana, more particularly described as follows: Commencing at the Northeast corner of the South Half of said Southeast Quarter; thence North 89 degrees 38 minutes 06 seconds West along the North line of the South Half of said Southeast Quarter 1429.44 feet; thence South 21 degrees 50 minutes 18 seconds West 474.91 feet; thence South 83 degrees 00 minutes 00 seconds East 139.92 feet; thence South 01 degrees 23 minutes 15 seconds West 380.00 feet; thence North 83 degrees 00 minutes 00 seconds West 120.00 feet to the point of curvature of a curve concave Southeasterly having a central angle of 40 degrees 37 minutes 23 seconds and a radius of 525.00 feet; thence Westerly and Southwesterly along said curve an arc distance of 372.23 feet (said arc being subtended by a chord having a bearing of South 76 degrees 41 minutes 19 seconds West and a length of 364.48 feet) to the point of compound curvature of a curve concave Southeasterly having a central angle of 35 degrees 14 minutes 32 seconds and a radius of 250.00 feet; thence Southwesterly along said curve an arc distance of 153.77 feet (said arc being subtended by a chord having a bearing of South 38 degrees 45 minutes 21 seconds West and a length of 151.36 feet) to the point of beginning, said point also being on a curve concave Easterly having a central angle of 20 degrees 43 minutes 39 seconds and a radius of 250.00 feet; thence Southerly along said curve an arc distance of 90.44 feet (said arc being subtended by a chord having a bearing of South 10 degrees 46 minutes 16 seconds West and a length of 89.95 feet) to the point of tangency of said arc; thence South 00 degrees 24 minutes 26 seconds West 174.55 feet to the North line of West 86th

Street, as described in a Grant of Right-of-Way recorded as Instrument No. 56288, in Deed Record 1233, page 576, in the Office of the Recorder of Marion County, Indiana; thence North 89 degrees 35 minutes 34 seconds West along said North right-of-way line 64.00 feet; thence North 00 degrees 24 minutes 26 seconds East 126.43 feet to the point of curvature of a curve concave Easterly having a central angle of 28 degrees 19 minutes 46 seconds and a radius of 350.00 feet; thence Northerly along said curve an arc distance of 173.05 feet (said arc being subtended by a chord having a bearing of North 14 degrees 34 minutes 19 seconds East and a length of 171.30 feet); thence South 51 degrees 57 minutes 57 seconds East 48.31 feet to the point of beginning.

PARCEL III (Fee Simple-Sidewalk Parcel):

Part of South Half of the Southeast Quarter of Section 17, Township 17 North, Range 3 East of the Second Principal Meridian in Pike Township, Marion County, Indiana, more particularly described as follows: Commencing at the Northeast corner of said Half-Quarter Section; thence North 89 degrees 38 minutes 06 seconds West along the North line thereof a distance of 1429.44 feet to the Point of Beginning of the herein described parcel; thence South 12 degrees 22 minutes 34 seconds West a distance of 121.66 feet; thence South 41 degrees 49 minutes 17 seconds West a distance of 58.52 feet; thence North 21 degrees 50 minutes 18 seconds East a distance of 175.00 feet to the Point of Beginning.

PARCEL IV:

Easement as set out in that certain Deed and Grant of Easement dated October 14, 1991 and recorded October 21, 1991 as Instrument No. 910109052 in the Office of the Recorder of Marion County, Indiana.

PARCEL V (Non-Exclusive Easement for Ingress and Egress over the following described real estate, granted in Instrument No. 920108104):

Part of the South Half of the Southeast Quarter of Section 17, Township 17 North, Range 3 East of the Second Principal Meridian in Pike Township, Marion County, Indiana, more particularly described as follows: Commencing at the Northeast corner of said half quarter section; thence North 89 degrees 38 minutes 06 seconds West along the North line thereof a distance of 1429.44 feet; thence South 21 degrees 50 minutes 18 seconds West a distance of 474.91 feet; thence South 83 degrees 00 minutes 00 seconds East a distance of 139.92 feet; thence South 01 degrees 23 minutes 15 seconds West a distance of 352.57 feet to the Point of Beginning of the herein described parcel, being a point on a non-tangent curve concave Southerly, having a central angel of 23 degrees 15 minutes 58 seconds and a radius of 518.00 feet, the radius point of which bears South 05 degrees 28 minutes 23 seconds West; thence Easterly and Southeasterly along said curve an arc distance of 210.35 feet (said arc being subtended by a chord which bears South 72 degrees 53 minutes 38 seconds East, a distance of 208.90 feet) to the point of tangency thereof; thence South 61 degrees 15 minutes 39 seconds East a distance of 57.31 feet to the point of curvature of a curve concave Southwesterly, having a radius of 430.00 feet and a central angle of 8 degrees 27 minutes 46 seconds; thence Southeasterly along said curve an arc distance of 63.51 feet (said arc being subtended by a chord which bears South 57 degrees 01 minutes 46 seconds East a distance of 63.45 feet) to a non-tangent line; thence South 49 degrees 35 minutes 19 seconds West a distance of 30.77 feet to a non-tangent curve concave Southwesterly, having a central angle of 7 degrees 31 minutes 02 seconds and a radius of 400.00 feet, the radius point of which bears South 36 degrees 15 minutes 23 seconds West; thence Northwesterly along said curve an arch distance of 52.48 feet (said arch being subtended by a chord which bears North 57 degrees 30 minutes 08 seconds West, a distance of 52.44 feet) to the point of tangency thereof; thence North 61 degrees 15 minutes 39 seconds West a distance of 43.85 feet to the point of curvature of a curve concave Southerly, having a radius of 482.00 feet a central angle of 24 degrees 01 minutes 05 seconds; thence Northwesterly and Westerly along said curve an arc distance of 202.05 feet (said arch being subtended by a chord which bears North 73 degrees 16 minutes 12 seconds West a distance of 200.58 feet) to the point of tangency thereof; thence North 85 degrees 16 minutes 44 seconds West a distance of 5.85 feet; thence North 01 degrees 23 minutes 15 seconds East a distance of 36.02 feet to the Point of Beginning.

EXHIBIT B

MODIFICATIONS TO INSTRUMENT

The following modifications are made to the text of the Instrument that precedes this Exhibit:

I.   TRANSACTION SPECIFIC MODIFICATIONS.

1.   The definition of "Loan Documents" in Section 1 must be modified as follows:

"**Loan Documents**" means the Note, this Instrument, the Assignment of Management Agreement, ~~the Master Cross-Collateralization Agreement~~, all guaranties, all indemnity agreements, all Collateral Agreements, O&M Programs, the MMP and any other documents now or in the future executed by Borrower, any guarantor or any other Person in connection with the Loan evidenced by the Note, as such documents may be amended from time to time. As more fully set forth in Section 69 below, this Instrument secures all of Borrower's obligations under the Master Cross-Collateralization Agreement, including Borrower's obligation to pay the "Total Indebtedness." However, the Master Cross-Collateralization Agreement will not be considered a Loan Document for the purpose of establishing the Indebtedness as defined in this Instrument and in the Note. The definition of Total Indebtedness under the Master Cross-Collateralization Agreement includes the Indebtedness under this Instrument. However, the definition of Indebtedness under this Instrument does not include that portion of the Total Indebtedness for which Borrower would not be liable if the Master Cross-Collateralization Agreement was not in effect.

2.   The following definition must be inserted in Section 1:

(vvvv) "**Master Cross-Collateralization Agreement**" means the Master Cross-Collateralization Agreement of even date herewith by and among Borrower, Lender and the other parties named therein.

3   The fourth sentence of Section 7(b) is deleted and replaced with the following:

Lender shall hold the Imposition Deposits in an interest bearing account. Any interest earned on such moneys shall be added to the Imposition Deposits and disbursed in accordance with the terms and provisions of this Instrument. Lender shall not be responsible for any losses resulting from investment of the Imposition Deposits or for obtaining any specific level or percentage of earnings on such Imposition Deposits.

4.   The first paragraph of Section 44 is modified as follows:

This Section 44 shall apply in the event the Note is assigned to a REMIC trust prior to the Cut-off Date, and, subject to Section 44(a) and (c) below, Borrower shall have the right either (x) to defease the Loan in whole and obtain the release of the Mortgaged Property from the lien of this Instrument, or (y) to defease the Loan in part as set forth in Section 68 ("**Defeasance**"), upon the satisfaction of the following conditions:

5. Section 44(f)(viii) is modified as follows:

(viii) unless waived by Lender, a written certificate from an independent certified public accounting firm (reasonably acceptable to Lender), confirming that the Defeasance Collateral will (A) in the event of a Defeasance of the entire Loan, generate cash sufficient to make all Scheduled Debt Payments as they fall due under the Note, including full payment due on the Note on the Maturity Date, or (B) in the event of a partial Defeasance, generate cash sufficient to make all Scheduled Debt Payments as they fall due under the Defeased Note, including full payment on the Defeased Note on the Maturity Date;

6. Section 44(f)(x) is modified as follows:

(x) Lender's form of a transfer and assumption agreement ("Transfer and Assumption Agreement"), whereupon Borrower and any guarantor (in each case, subject to satisfaction of all requirements hereunder) shall be relieved or, in the case of a partial Defeasance, partially relieved from liability in connection with the Loan (other than, in the event of a Defeasance of the entire Loan, any liability under Section 18 of this Instrument for events that occur prior to the Defeasance Closing Date, whether discovered before or after the Defeasance Closing Date) and Successor Borrower shall assume all remaining obligations;

7. Section 44(f)(xi) is modified as follows:

(xi) In the event of a Defeasance of the entire Loan, forms of all documents necessary to release the Mortgaged Property from the liens created by this Instrument and related UCC financing statements (collectively, "Release Instruments"), each in appropriate form required by the state in which the Mortgaged Property is located; and

8. Section 44(g)(ii) is modified as follows:

(ii) The Defeasance Collateral must be in an amount to provide for (A) redemption payments to occur prior, but as close as possible, to all successive Installment Due Dates occurring under the Note or, in the event of a partial Defeasance, the Defeased Note, after the Defeasance Closing Date and (B) deliver redemption proceeds at least equal to (1) in the event of a Defeassance of the entire Loan, the amount of principal and interest due on the Note on each Installment Due Date including full payment due on the Note on the Maturity Date or (2) in the event of a partial Defeasance, the amount of principal and interest due on the Defeased Note on each Installment Due Date including full payment due on the Defeased Note on the Maturity Date ("Scheduled Debt Payments"). The Defeasance Collateral shall be arranged such that redemption payments received from the Defeasance Collateral are paid directly to Lender to be applied on account of the Scheduled Debt Payments. Unless otherwise agreed in writing by Lender, the pledge of the Defeasance Collateral shall be effectuated through the book-entry facilities of a qualified securities intermediary designated by Lender in conformity with all applicable laws; and

9. The following new Section 44(j) must be inserted:

(j) With respect to any partial Defeasance, Borrower shall execute and deliver to Lender all documents necessary to amend and restate the Note with two substitute notes: one note having a principal balance equal to the defeased portion of the Loan (the "Defeased Note") and one note having a principal balance equal to the undefeased portion of the Loan (the "Undefeased Note"). The Undefeased Note may be the subject of a further Defeasance in accordance with the terms of this Section 44. The term "Note," as used in this Section 44, refers to the Undefeased Note that is the subject of further Defeasance.

10. The following new Section is added at the end of the Instrument after the last numbered Section, but there are no Sections between the last numbered Section and Section 68:

     68. **PARTIAL DEFEASANCE.** The Loan is cross-collateralized with certain other loans, subject to the terms of the Master Cross-Collateralization Agreement. The Master Cross-Collateralization Agreement provides that, under certain circumstances, a borrower named therein may obtain the release of the mortgage securing a particular loan, subject to (i) the prepayment or defeasance, as applicable, of the amount of the outstanding indebtedness under such loan, and (ii) on a pro-rata basis, the prepayment or defeasance, as applicable, of the indebtedness of the other loans remaining outstanding under the Master Cross-Collateralization Agreement in the total amount of the "Release Price" or "Defeasance Release Price" defined in the Master Cross-Collateralization Agreement. During the Defeasance Period, Borrower will have the right to partially defease the Loan in the amount of any part of a "Defeasance Release Price" allocated to the Loan subject to the provisions of Section 44.

11. The following new Sections are added to the Instrument:

     69. **CROSS COLLATERALIZATION.** The Indebtedness and all other obligations of Borrower under the Loan Documents ("Borrower Obligations") are also secured pursuant to the terms of that certain Master Cross-Collateralization Agreement ("Master Cross-Collateralization Agreement") dated of even date herewith and executed by Lender and Borrower and the other borrowers named therein ("Other Borrowers"). Borrower hereby irrevocably mortgages, grants, conveys and assigns to Lender the Mortgaged Property, to secure to Lender payment of the Total Indebtedness (as defined in the Master Cross-Collateralization Agreement) in an aggregate principal amount of $156,295,000.00 (including the principal amount of the Indebtedness) and the performance of the covenants and agreements contained in each of the Other Borrowers' Loan Documents (as defined in the Master Cross-Collateralization Agreement), as well as to secure to Lender payment of the Indebtedness and performance of the covenants and agreements contained in the Loan Documents.

     70. **CROSS DEFAULT.** Any Event of Default under this Instrument shall constitute an Event of Default under the Master Cross-Collateralization Agreement and any Event of Default under the Master Cross-Collateralization Agreement shall constitute an Event of Default under this Instrument.

12. Section 33 is deleted in its entirety and replaced with the following:

(a) Until the Indebtedness is paid in full, each Borrower and SPE Equity Owner *[Note – all references to SPE Equity Owner are not applicable]* shall remain a Single Purpose Entity.

(b) A "Single Purpose Entity" means a corporation, limited partnership, or limited liability company which, at all times since its formation and thereafter:

(i)   shall not engage in any business or activity, other than the ownership, operation and maintenance of the Mortgaged Property and activities incidental thereto and those activities permitted under or necessary to comply with the Loan Documents and the Master Cross-Collateralization Agreement;

(ii)   shall not acquire, own, hold, lease, operate, manage, maintain, develop or improve any assets other than the Mortgaged Property and such Personalty as may be necessary for the operation of the Mortgaged Property and shall conduct and operate its business as presently conducted and operated;

(iii)   shall preserve its existence as an entity duly organized, validly existing and in good standing (if applicable) under the laws of the jurisdiction of its formation or organization and shall do all things necessary to observe organizational formalities;

(iv)   shall not merge or consolidate with any other Person;

(v)   except as otherwise permitted in the Loan Documents and to the fullest extent permitted by law, shall not take any action to dissolve, wind-up, terminate or liquidate in whole or in part; to sell, transfer or otherwise dispose of all or substantially all of its assets; to change its legal structure; transfer or permit the direct or indirect transfer of any partnership, membership or other equity interests, as applicable, other than Transfers permitted hereunder; issue additional partnership, membership or other equity interests, as applicable; or seek to accomplish any of the foregoing;

(vi)   shall not, without the prior unanimous written consent of all of the Borrower's partners, members, or shareholders, as applicable, and, if applicable, the prior unanimous written consent of one hundred percent (100%) of the members of the board of directors or of the board of managers of the Borrower or the SPE Equity Owner: (A) file any insolvency, or reorganization case or proceeding, to institute proceedings to have the Borrower or any SPE Equity Owner be adjudicated bankrupt or insolvent, (B) institute proceedings under any applicable insolvency law, (C) seek any relief under any law relating to relief from debts or the protection of debtors, (D) consent to the filing or institution of bankruptcy or insolvency proceedings against the Borrower or any SPE Equity Owner, (E) file a petition seeking, or consent to, reorganization or relief with respect to the Borrower or any SPE Equity Owner under any applicable federal or state law relating to bankruptcy or insolvency, (F) seek or consent to the appointment of a receiver, liquidator, assignee, trustee, sequestrator, custodian, or any similar official for the Borrower or a substantial part of its property or for any SPE Equity Owner or a substantial part of its property, (G) make any assignment for the benefit of creditors of the Borrower or any SPE Equity Owner, (H) admit in writing the Borrower's or any SPE Equity Owner's inability to pay its debts generally as they become due, or (I) take action in furtherance of any of the foregoing;

(vii)   shall not amend or restate its organizational documents if such change would modify the requirements set forth in this Section 33;

(viii)   shall not own any subsidiary or make any investment in, any other Person;

(ix)   except as set forth in the Loan Documents and the Master Cross-Collateralization Agreement shall not commingle its assets with the assets of any other Person and shall hold all of its assets in its own name;

(x)   shall not incur any debt, secured or unsecured, direct or contingent (including, without limitation, guaranteeing any obligation), other than, (A) the Indebtedness (and any further indebtedness as described in Section 43 with regard to Supplemental Mortgages) and the Total Indebtedness under the Master Cross-Collateralization Agreement and (B) customary unsecured trade payables incurred in the ordinary course of owning and operating the Mortgaged Property provided the same are not evidenced by a promissory note, do not exceed, in the aggregate, at any time a maximum amount of three percent (3%) of the original principal amount of the Indebtedness and are paid within sixty (60) days of the date incurred;

(xi)   except as set forth in the Loan Documents and the Master Cross-Collateralization Agreement, shall maintain its records, books of account, bank accounts, financial statements, accounting records and other entity documents separate and apart from those of any other Person and shall not list its assets as assets on the financial statement of any other Person; provided, however, that the Borrower's assets may be included in a consolidated financial statement of its Affiliate provided that (A) appropriate notation shall be made on such consolidated financial statements to indicate the separateness of the Borrower from such Affiliate and to indicate that the Borrower's assets and credit are not available to satisfy the debts and other obligations of such Affiliate or any other Person and (B) such assets shall also be listed on the Borrower's own separate balance sheet;

(xii)   except for capital contributions or capital distributions permitted under the terms and conditions of its organizational documents, shall only enter into any contract or agreement with any general partner, member, shareholder, principal or Affiliate of Borrower or any guarantor, or any general partner, member, principal or Affiliate thereof, upon terms and conditions that are commercially reasonable and substantially similar to those that would be available on an arm's-length basis with third parties;

(xiii)   except as set forth in the Loan Documents and the Master Cross-Collateralization Agreement, shall not maintain its assets in such a manner that will be costly or difficult to segregate, ascertain or identify its individual assets from those of any other Person;

(xiv)   except pursuant to the Master Cross-Collateralization Agreement, shall not assume or guaranty (excluding any guaranty that has been executed and delivered in connection with the Note) the debts or obligations of any other Person, hold itself out to be responsible for the debts of another Person, pledge its assets to secure the obligations of any other Person or otherwise pledge its assets for the benefit of any other

Person, or hold out its credit as being available to satisfy the obligations of any other Person;

(xv) shall not make or permit to remain outstanding any loans or advances to any other Person except for those investments permitted under the Loan Documents and shall not buy or hold evidence of indebtedness issued by any other Person (other than cash or investment-grade securities);

(xvi) shall file its own tax returns separate from those of any other Person, except to the extent that the Borrower is treated as a "disregarded entity" for tax purposes and is not required to file tax returns under applicable law, and shall pay any taxes required to be paid under applicable law;

(xvii) shall hold itself out to the public as a legal entity separate and distinct from any other Person and conduct its business solely in its own name, shall correct any known misunderstanding regarding its separate identity and shall not identify itself or any of its Affiliates as a division or department of any other Person; **provided that Borrower may appear on consolidated financial statements with segmented reporting for NTS Holdings.**

(xviii) shall maintain adequate capital for the normal obligations reasonably foreseeable in a business of its size and character and in light of its contemplated business operations and shall pay its debts and liabilities from its own assets as the same shall become due;

(xix) shall allocate fairly and reasonably shared expenses with Affiliates (including, without limitation, shared office space);

(xx) **except pursuant to the Loan Documents and Master Cross-Collateralization Agreement** shall pay (or cause the Property Manager to pay on behalf of the Borrower from the Borrower's funds) its own liabilities (including, without limitation, salaries of its own employees) from its own funds;

(xxi) shall not acquire obligations or securities of its partners, members, shareholders, or Affiliates, as applicable;

(xxii) except as contemplated or permitted by the property management agreement with respect to the Property Manager, shall not permit any Affiliate or constituent party independent access to its bank accounts, **except pursuant to and in connection with the Loan Documents and Master Cross-Collateralization Agreement;**

(xxiii) shall maintain, or require the property manager to maintain, a sufficient number of employees (if any) in light of its contemplated business operations and pay the salaries of its own employees, if any, only from its own funds;

(xxiv) if such entity is a single member limited liability company, such entity shall (A) be formed and organized under Delaware law, (B) have either (1) one springing member that is a corporation whose stock is 100% owned by the sole member of Borrower and that satisfies the requirements for a

corporate springing member set forth below in this subsection or (2) two springing members who are natural persons and (C) otherwise comply with all Rating Agencies criteria for single member limited liability companies (including, without limitation, the delivery of Delaware single member limited liability company opinions acceptable in all respects to Lender and to the Rating Agencies). If the springing member is a corporation, such springing member shall at all times comply, and will cause Borrower to comply, with each of the representations, warranties and covenants contained in this Section 33 as if such representation, warranty or covenant were made directly by such corporation. If there is more than one springing member, only one springing member shall be the sole member of Borrower at any one time, and the second springing member shall become the sole member only upon the first springing member ceasing to be a member, so that at all times Borrower has one and only one member;

(xxv) if such entity is a single member limited liability company that is board-managed, such entity shall have a board of managers separate from that of guarantor and any other Person and shall cause its board of managers to keep minutes of board meetings and actions and observe all other Delaware limited liability company required formalities; and

(xxvi) if a SPE Equity Owner is required pursuant to Section 1(jjjj) of this Instrument, if the Borrower is (A) a limited liability company with more than one member, then the Borrower has and shall have at least one (1) member that is an SPE Equity Owner that has satisfied and shall satisfy the requirements of Section 33(c) below and such member is its managing member, or (B) a limited partnership, then all of its general partners are SPE Equity Owners that have satisfied and shall satisfy the requirements of Section 33(c) below.

(c) With respect to each SPE Equity Owner, if applicable, a "Single Purpose Entity" means a corporation or a Delaware single member limited liability company which, at all times since its formation and thereafter complies in its own right (subject to the modifications set forth below), and shall cause Borrower to comply, with each of the requirements contained in Section 33(b). Upon the withdrawal or the disassociation of an SPE Equity Owner from Borrower, Borrower shall immediately appoint a new SPE Equity Owner, whose organizational documents are substantially similar to those of the withdrawn or disassociated SPE Equity Owner, and deliver a new nonconsolidation opinion to the Rating Agencies and Lender in form and substance satisfactory to Lender and to the Rating Agencies (unless the opinion is waived by the Rating Agencies), with regard to nonconsolidation by a bankruptcy court of the assets of each of the Borrower and SPE Equity Owner with those of its Affiliates.

(i) With respect to Sections 33(b)(i) and 33(b)(x) the SPE Equity Owner shall not engage in any business or activity other than being the sole managing member or general partner, as the case may be, of the Borrower and owning at least a 0.5% equity interest in Borrower;

(ii) With respect to Section 33(b)(ii), the SPE Equity Owner has not and shall not acquire or own any assets other than its equity interest in the Borrower and personal property related thereto; and

(iii) With respect to Section 33(b)(viii), the SPE Equity Owner shall not own any subsidiary or make any investment in any other Person, except for Borrower;

(iv) With respect to Section 33(b)(xiv), the SPE Equity Owner shall not assume or guaranty the debts or obligations of any other Person, hold itself out to be responsible for the debts of another Person, pledge its assets to secure the obligations of any other Person or otherwise pledge its assets for the benefit of any other Person, or hold out its credit as being available to satisfy the obligations of any other Person, except for in its capacity as general partner of the Borrower (if applicable);

(v) With respect to Section 33(b)(x), the SPE Equity Owner has not and shall not incur any debt, secured or unsecured, direct or contingent (including, without limitation, guaranteeing any obligation), other than (A) customary unsecured payables incurred in the ordinary course of owning the Borrower provided the same are not evidenced by a promissory note, do not exceed, in the aggregate, at any time a maximum amount of $10,000 and are paid within sixty (60) days of the date incurred and (B) except in its capacity as general partner of the Borrower (if applicable).

(d) Notwithstanding anything to the contrary in this Instrument, no Transfer will be permitted under Sections 21(c), (d), (e) or (f) unless the provisions of this Section 33 are satisfied at all times, and any such Transfer shall be limited by the fact that the Indebtedness may not be assumed by any third party while the Master Cross-Collateralization Agreement remains in effect.

13. Section 11(b) is deleted in its entirety and replaced with the following:

"(b) convert any individual units currently used for residential purposes or common areas to commercial use,"

14. Section 14 is modified as follows:

In Section 14(c), "ninety (90) days" is replaced with "one hundred twenty (120) days".

In Section 14(d), revise subsections (i) and (ii) to read as follows:

(i) prior to a Securitization, and thereafter upon Lender's reasonable request, a monthly Rent Schedule and a monthly statement of income and expenses for Borrower's operation of the Mortgaged Property; following a Securitization, upon Lender's reasonable request but not more frequently than quarterly, a Rent Schedule and a statement of income and expenses for Borrower's operation of the Mortgaged Property;

(ii) prior to a Securitization, and thereafter upon Lender's reasonable request (provided that following a Securitization Lender will not make such a request more frequently than quarterly), Borrower shall furnish to Lender a statement that identifies all owners of any interest in Borrower and any Controlling Entity and the interest held by each (unless Borrower or any Controlling Entity is a publicly-traded entity in which case such statement of ownership shall not be required), and if Borrower or a Controlling Entity is a corporation, all officers and directors of Borrower and the Controlling Entity, and if Borrower or a Controlling Entity is a limited liability company, all Managers who are not members;

In Section 14(g), the second sentence is deleted and replaced with the following:

If Borrower has not provided the required statements, schedules and reports within 10 Business Days following such Notice (15 Business Days for any statements, schedules and reports required pursuant to Sections 14(b)(i), (ii), or (iii)), then Lender shall have the right to have Borrower's books and records audited, at Borrower's expense, by independent certified public accountants selected by Lender in order to obtain such statements, schedules and reports, and all related costs and expenses of Lender shall become immediately due and payable and shall become an additional part of the Indebtedness as provided in Section 12.

In Section 14(h), "ninety (90) days" is replaced each time that it appears, with "one hundred twenty (120) days".

15.   Section 21(b) is revised to include a new clause (iv) as follows:

"(iv)   a sale or transfer of limited partnership interests in NTS Realty Holdings Limited Partnership ("NTS Holdings"), so long as the Controlling Interest in the managing general partner of NTS Holdings continues to be held by J.D. Nichols and/or Brian F. Lavin."

16.   The introductory provision of Section 21(c)(vii) is revised to read as follows:

"(vii)   without limiting the provisions of Section 21(b)(iv), any Transfer of an interest in Borrower or any interest in a Controlling Entity (which, if such Controlling Entity were Borrower, would result in an Event of Default) listed in (A) through (G) below (a "Preapproved Transfer"), under the terms and conditions listed as items (1) through (7) below:"

17.   Section 21(c)(vii)(G) is added as follows:

"(G)   a sale or transfer to employees of NTS Development Company or NTS Realty Capital, Inc., or to an entity in which NTS Holdings holds the Controlling Interest owned and controlled by the transferor or the transferor's immediate family members; or"

18.   Section 21(c)(vii)(2) is revised to read as follows:

"(2)   For the purposes of these Preapproved Transfers, a transferor's immediate family members will be deemed to include a spouse, parent, child (including by adoption) or grandchild (including by adoption) of such transferor."

19.   Section 21(c)(vii)(3) is completed as follows:

"(3)   Either directly or indirectly, J.D. Nichols and/or Brian F. Lavin shall retain at all times a managing interest in the Borrower."

II.   EXTRA LARGE LOAN MODIFICATIONS.

1. Section 1 of this Instrument is modified as follows:

    The definition of Collateral Agreement is deleted and replaced with the following:

    "**Collateral Agreement**" means any separate agreement between Borrower and Lender for the purpose of establishing replacement reserves for the Mortgaged Property, establishing a fund to assure the completion of repairs or improvements specified in that agreement, or assuring reduction of the outstanding principal balance of the Indebtedness if the occupancy of or income from the Mortgaged Property does not increase to a level specified in that agreement, or any other agreement or agreements between Borrower and Lender which provide for the establishment of any other fund, reserve or account, including, without limitation, the Clearing Account Agreement and the Cash Management Agreement.

2. The following definitions shall be added to Section 1 of this Instrument:

    "**Cash Management Agreement**" shall mean that certain cash management agreement of even date herewith among Borrower, Lender and Property Manager.

    "**Clearing Account Agreement-CME**" shall mean that certain clearing account agreement of even date herewith among Borrower, Lender and Clearing Bank.

    "**Clearing Bank**" shall be defined in the Clearing Account Agreement.

3. The first sentence in Section 19(c) of this Instrument is deleted and replaced with the following:

    Borrower will maintain the insurance coverage described in this Section 19 with companies acceptable to Lender and with a claims paying ability of a minimum of any of the following (i) "A-" or its equivalent by Fitch, Inc., (ii) "A-" or its equivalent by Standard & Poor's Ratings Services, a division of The McGraw-Hill Companies, Inc. or (iii) "A3" or its equivalent by Moody's Investors Service, Inc. All insurers providing insurance required by this Instrument must be authorized to issue insurance in the Property Jurisdiction.

4. The following Section 45 is added as follows:

    45. **SPLITTING THE NOTE.** Lender has the right from time to time to sever the Note into one or more separate promissory notes in such denominations as Lender determines in its sole discretion, which promissory notes may be included in separate sales or Securitizations undertaken by Lender. In conjunction with any such action, Lender may redefine the interest rate and amortization schedule; provided however: (a) if Lender redefines the interest rate, the weighted average of the interest rates contained in the severed promissory notes taken in the aggregate shall equal the Fixed Interest Rate (as defined in the Note), and (b) if Lender redefines the amortization schedule, the amortization of the severed promissory notes taken in the aggregate shall require no more amortization to be paid under the Loan than as required under this Instrument and the Note at the time such action was taken by Lender and such redefined amortization shall not result in a change in the amount of the monthly payment due under the Note. The Borrower shall only be required to make one payment under such separate promissory notes. Subject to the foregoing, each severed promissory note, and the Loan evidenced thereby, shall be upon all of the terms and provisions

contained in this Instrument and the Loan Documents which continue in full force and effect, except that Lender may allocate specific collateral given for the Loan as security for performance of specific promissory notes, in each case with or without cross default provisions. Borrower, at Borrower's expense, agrees to cooperate with all reasonable requests of Lender to accomplish the foregoing, including, without limitation, execution and prompt delivery to Lender of a severance agreement and such other documents as Lender shall reasonable require. Borrower hereby appoints Lender its attorney-in-fact with full power of substitution (and which shall be deemed to be coupled with an interest and irrevocable until the Loan is paid and this Instrument is discharged of record, with Borrower hereby ratifying all that its said attorney shall do by virtue thereof) to make and execute all documents necessary or desirable to effect the aforesaid severance; provided however, Lender shall not make or execute any such documents under such power until ten (10) Business Days after written Notice has been given to Borrower by Lender of Lender's intent to exercise its rights under such power. Borrower's failure to deliver any of the documents requested by Lender hereunder for a period of ten (10) Business Days after such Notice by Lender shall, at lender's option, constitute an Event of Default hereunder.

5. Section 49 of this Instrument is deleted and replaced with the following:

49. **SALE OF NOTE AND SECURITIZATION.** At the request of the Lender and, to the extent not already required to be provided by Borrower under this Instrument, Borrower shall use reasonable efforts to satisfy the market standards to which the Lender customarily adheres or which may be reasonably required in the marketplace or by the Rating Agencies in connection with any Secondary Market Transaction of rated single or multi-class securities (the "Securities") secured by or evidencing ownership interests in the Note and this Instrument, including, without limitation, to:

(a) (i) provide such financial and other information with respect to the Mortgaged Property, the Borrower and the Property Manager, (ii) perform or permit or cause to be performed or permitted such site inspection, appraisals, market studies, environmental reviews and reports (Phase I's and, if appropriate, Phase II's), engineering reports and other due diligence investigations of the Mortgaged Property, as may be reasonably requested by the Lender or the Rating Agencies or as may be necessary or appropriate in connection with the Secondary Market Transaction, and (iii) make such representations and warranties as of the closing date of the Secondary Market Transaction with respect to the Mortgaged Property, Borrower and the Loan Documents as are customarily provided in securitization transactions and as may be reasonably requested by the Lender or by the Rating Agencies and consistent with the facts covered by such representations and warranties as they exist on the date thereof, including the representations and warranties made in the Loan Documents (collectively, the "Provided Information"), together, if customary, with appropriate verification and/or consents of the Provided Information through letters of auditors or opinions of counsel of independent attorneys acceptable to the Lender and to the Rating Agencies;

(b) at Borrower's expense, cause its counsel to render opinions, which may be relied upon by the Lender, the Rating Agencies and their respective counsel, agents and representatives, as to nonconsolidation, fraudulent conveyance, and true sale or any other opinion customary in securitization transactions with respect to the Mortgaged Property and Borrower and its Affiliates, which counsel and opinions shall be reasonably satisfactory to the Lender and to the Rating Agencies;

(c)   execute such amendments to the Loan Documents and organizational documents, establish and fund the Replacement Reserve Fund (as defined in the Replacement Reserve Agreement), if any, and any Repairs (as defined in the Repair Agreement), if any, as may be requested by the Lender or by the Rating Agencies or otherwise to effect the Secondary Market Transaction; provided, however, that the Borrower shall not be required to modify or amend any Loan Document if such modification or amendment would (i) change the interest rate, the stated maturity or the amortization of principal set forth in the Note, or (ii) modify or amend any other material economic term of the Loan;

(d)   pay all reasonable third party costs and expenses incurred by Lender in connection with Borrower's complying with requests made under this Section; and

(e)   in the event that the provisions of this Instrument or any of the other Loan Documents require the receipt of a Rating Confirmation with respect to the ratings on the Securities or if the terms of the transaction documents relating to a Secondary Market Transaction require a Rating Confirmation in order for the consent of the Lender to be given, pay all of the costs and expenses of the Lender, Loan Servicer and each of the Rating Agencies in connection with any required Rating Confirmation and, if applicable, any fees imposed by any Rating Agencies as a condition to the delivery of the Rating Confirmation.

III.   PROPERTY SPECIFIC.

1.   Section 17 is modified to add the following to the end of the Section:

"Without limiting the foregoing provisions of this Section 17, the requirements of clauses (a), (c), and (d) above include the obligations to inspect galvanized steel piping/polybutylene piping at the Mortgaged Property for potential leaks or failures; to replace galvanized steel piping/polybutylene piping with copper or PVC or CPVC piping, if prudent to prevent damage to the Mortgaged Property; to immediately replace damaged galvanized steel piping/polybutylene piping (and as much adjacent undamaged piping as is prudent) with copper or PVC or CPVC piping; and to promptly repair, restore, or replace any of the Mortgaged Property damaged by leaks in or other failure of any galvanized steel piping/polybutylene piping."

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Prepared by, and after recording return to:

Michael Van Voorhis, Esquire
Troutman Sanders LLP
P.O. Box 1122
Richmond, Virginia 23218-1122

MULTIFAMILY MORTGAGE,
ASSIGNMENT OF RENTS
AND SECURITY AGREEMENT

(INDIANA – REVISION DATE 03-31-2008)

I certify under penalty of perjury, that I have
taken reasonable care to redact each Social
Security number in this document, unless
required by law.

Michael Van Voorhis, Esquire

MULTIFAMILY MORTGAGE,
ASSIGNMENT OF RENTS
AND SECURITY AGREEMENT
(INDIANA – REVISION DATE 03-31-2008)

THIS MULTIFAMILY MORTGAGE, ASSIGNMENT OF RENTS AND SECURITY AGREEMENT (the "**Instrument**") is made to be effective as of the 16th day of December, 2009, between **NLP CASTLE CREEK, LLC**, a limited liability company organized and existing under the laws of Delaware, whose address is c/o NTS Development Company, 10172 Linn Station Road, Louisville, Kentucky 40223, as mortgagor ("**Borrower**"), and **HOLLIDAY FENOGLIO FOWLER, L.P.**, a limited partnership organized and existing under the laws of Texas, whose address is 9 Greenway Plaza, Suite 700, Houston (Harris County), Texas 77046, as mortgagee ("**Lender**"). Borrower's organizational identification number, if applicable, is 4739662.

Borrower is indebted to Lender in the principal amount of $13,895,000.00, as evidenced by Borrower's Multifamily Note payable to Lender, dated as of the date of this Instrument, and maturing on January 1, 2020 (the "**Maturity Date**").

TO SECURE TO LENDER the repayment of the Indebtedness, and all renewals, extensions and modifications of the Indebtedness, and the performance of the covenants and agreements of Borrower contained in the Loan Documents, Borrower mortgages, warrants, grants, conveys and assigns to Lender the Mortgaged Property, including the Land located in Marion County, State of Indiana and described in Exhibit A attached to this Instrument.

Borrower represents and warrants that Borrower is lawfully seized of the Mortgaged Property and has the right, power and authority to mortgage, grant, convey and assign the Mortgaged Property, and that the Mortgaged Property is unencumbered, except as shown on the schedule of exceptions to coverage in the title policy issued to and accepted by Lender contemporaneously with the execution and recordation of this Instrument and insuring Lender's interest in the Mortgaged Property (the "**Schedule of Title Exceptions**"). Borrower covenants that Borrower will warrant and defend generally the title to the Mortgaged Property against all claims and demands, subject to any easements and restrictions listed in the Schedule of Title Exceptions.

UNIFORM COVENANTS-CME REVISION DATE 8-14-2009

Covenants. In consideration of the mutual promises set forth in this Instrument, Borrower and Lender covenant and agree as follows:

1. **DEFINITIONS.** The following terms, when used in this Instrument (including when used in the above recitals), shall have the following meanings:

(a) "**Affiliate**" of any Person means (i) any other Person which, directly or indirectly, is in Control of, is Controlled by or is under common Control with, such Person; (ii) any other

Person who is a director or officer of (A) such Person, (B) any subsidiary of such Person, or (C) any Person described in clause (i) above; or (iii) any corporation, limited liability company or partnership which has as a director any Person described in subsection (ii) above.

(b)   **"Approved Seller/Servicer"** is defined in Section 43(b).

(c)   **"Assignment of Management Agreement"** means Assignment of Management Agreement and Subordination of Management Fee of even date herewith among Borrower, Lender and Property Manager, including all schedules, riders, allonges and addenda, as such Assignment of Management Agreement may be amended from time to time.

(d)   **"Attorneys' Fees and Costs"** means (i) fees and out of pocket costs of Lender's and Loan Servicer's attorneys, as applicable, including costs of Lender's and Loan Servicer's in-house counsel, support staff costs, costs of preparing for litigation, computerized research, telephone and facsimile transmission expenses, mileage, deposition costs, postage, duplicating, process service, videotaping and similar costs and expenses; (ii) costs and fees of expert witnesses, including appraisers; (iii) investigatory fees; and (iv) the costs for any opinion required by Lender pursuant to the terms of the Loan Documents.

(e)   **"Borrower"** means all entities identified as "Borrower" in the first paragraph of this Instrument, together with their successors and assigns.

(f)   **"Business Day"** means any day other than a Saturday, a Sunday or any other day on which Lender or the national banking associations are not open for business.

(g)   **"Claim"** is defined in Section 18(l).

(h)   **"Collateral Agreement"** means any separate agreement between Borrower and Lender for the purpose of establishing replacement reserves for the Mortgaged Property, establishing a fund to assure the completion of repairs or improvements specified in that agreement, or assuring reduction of the outstanding principal balance of the Indebtedness if the occupancy of or income from the Mortgaged Property does not increase to a level specified in that agreement, or any other agreement or agreements between Borrower and Lender which provide for the establishment of any other fund, reserve or account.

(i)   **"Condemnation"** is defined in Section 20(a).

(j)   **"Control"** means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person whether through ownership of voting securities, beneficial interests, by contract or otherwise. The definition is to be construed to apply equally to variations of the word "Control," including "Controlled," "Controlling" or "Controlled by."

(k)   **"Controlling Entity"** means an entity which, directly or indirectly through one or more intermediaries, (i) owns or Controls a general partnership interest or a Controlling Interest of the limited partnership interests in Borrower (if Borrower is a partnership), (ii) is a Manager of Borrower or owns a Controlling Interest in a manager of Borrower or a Controlling Interest of the ownership or membership interests in Borrower (if Borrower is a limited liability company), or (iii) owns or Controls a Controlling Interest of any class of voting stock of Borrower (if Borrower is a corporation). The SPE Equity Owner, if applicable, shall be considered a Controlling Entity for purposes of this definition.

(l)   **"Controlling Interest"** means (i) 50 percent or more of the direct or indirect ownership interests in an entity, or (ii) a percentage ownership interest in an entity of less than 50 percent, if the owner(s) of that interest actually Control(s) the business and affairs of the entity without the requirement of consent of any other party.

(m)   **"Cut-off Date"** is defined in the Note.

(n)   **"Defeasance"** is defined in Section 44.

(o)   **"Defeasance Closing Date"** is defined in Section 44(b).

(p)   **"Defeasance Collateral"** means (i) a Freddie Mac Debt Security, (ii) a Fannie Mae Debt Security, (iii) U.S. Treasury Obligations, or (iv) FHLB Obligations.

(q)   **"Defeasance Date"** means the second (2nd) anniversary of the "startup date" of the last REMIC within the meaning of Section 860G(a)(9) of the Tax Code which holds all or any portion of the Loan.

(r)   **"Defeasance Fee"** is defined in Section 44(c).

(s)   **"Defeasance Notice"** is defined in Section 44(b).

(t)   **"Defeasance Period"** is defined in the Note.

(u)   **"Disclosure Document"** is defined in Section 39.

(v)   **"Eligible Account"** means an identifiable account which is separate from all other funds held by the holding institution that is either (i) an account or accounts maintained with the corporate trust department of a federal or state-chartered depository institution or trust company which complies with the definition of Eligible Institution or (ii) a segregated trust account or accounts maintained with the corporate trust department of a federal or state chartered depository institution or trust company acting in its fiduciary capacity which, in the case of a state chartered depository institution or trust company is subject to regulations substantially similar to 12 C.F.R. §9.10(b), having in either case a combined capital and surplus of at least $50,000,000 and subject to supervision or examination by federal and state authority. An Eligible Account will not be evidenced by a certificate of deposit, passbook or other instrument.

(w)   **"Eligible Institution"** means a federal or state chartered depository institution or trust company insured by the Federal Deposit Insurance Corporation, the short term unsecured debt obligations or commercial paper of which are rated at least A-1 by Standard & Poor's Ratings Services, a division of The McGraw-Hill Companies, Inc., P-1 by Moody's Investors Service, Inc. and F-1 by Fitch, Inc. in the case of accounts in which funds are held for thirty (30) days or less or, in the case of letters of credit or accounts in which funds are held for more than thirty (30) days, the long term unsecured debt obligations of which are rated at least "A" by Fitch, Inc. and Standard & Poor's Ratings Services, a division of The McGraw-Hill Companies, Inc., and "A2" by Moody's Investors Service, Inc. If at any time an Eligible Institution does not meet the required rating, the Loan Servicer must move the Eligible Account within thirty (30) days of such event to an appropriately rated Eligible Institution.

(x)   **"Environmental Inspections"** is defined in Section 18(g).

(y)   **"Environmental Permit"** means any permit, license, or other authorization issued under any Hazardous Materials Law with respect to any activities or businesses conducted on or in relation to the Mortgaged Property.

(z)   **"ERISA"** is defined in Section 48(d).

(aa)   **"Event of Default"** means the occurrence of any event listed in Section 22.

(bb)   **"Fannie Mae Debt Security"** means any non-callable bond, debenture, note, or other similar debt obligation issued by Federal National Mortgage Association.

(cc)   **"FHLB Obligations"** mean direct, non-callable and non-redeemable securities issued, or fully insured as to payment, by any consolidated bank that is a member of the Federal Home Loan Banks.

(dd)   **"First Mortgage"** is defined in Section 43(b).

(ee)   **"Fixtures"** means all property owned by Borrower which is so attached to the Land or the Improvements as to constitute a fixture under applicable law, including: machinery, equipment, engines, boilers, incinerators, installed building materials; systems and equipment for the purpose of supplying or distributing heating, cooling, electricity, gas, water, air, or light; antennas, cable, wiring and conduits used in connection with radio, television, security, fire prevention, or fire detection or otherwise used to carry electronic signals; telephone systems and equipment; elevators and related machinery and equipment; fire detection, prevention and extinguishing systems and apparatus; security and access control systems and apparatus; plumbing systems; water heaters, ranges, stoves, microwave ovens, refrigerators, dishwashers, garbage disposers, washers, dryers and other appliances; light fixtures, awnings, storm windows and storm doors; pictures, screens, blinds, shades, curtains and curtain rods; mirrors; cabinets, paneling, rugs and floor and wall coverings; fences, trees and plants; swimming pools; and exercise equipment.

(ff)   **"Freddie Mac"** is defined in Section 43(a).

(gg)   **"Freddie Mac Debt Security"** means any non-callable bond, debenture, note, or other similar debt obligation issued by Freddie Mac.

(hh)   **"Governmental Authority"** means any board, commission, department or body of any municipal, county, state or federal governmental unit, or any subdivision of any of them, that has or acquires jurisdiction over the Mortgaged Property or the use, operation or improvement of the Mortgaged Property or over the Borrower.

(ii)   **"Hazard Insurance"** is defined in Section 19.

(jj)   **"Hazardous Materials"** means petroleum and petroleum products and compounds containing them, including gasoline, diesel fuel and oil; explosives; flammable materials; radioactive materials; polychlorinated biphenyls ("PCBs") and compounds containing them; lead and lead-based paint; asbestos or asbestos containing materials in any form that is or could become friable; underground or above-ground storage tanks, whether empty or containing any substance; any substance the presence of which on the Mortgaged Property is prohibited by any federal, state or local authority; any substance that requires special handling and any other material or substance now or in the future that (i) is defined as a "hazardous substance," "hazardous material," "hazardous waste," "toxic substance," "toxic pollutant," "contaminant," or

"pollutant" by or within the meaning of any Hazardous Materials Law, or (ii) is regulated in any way by or within the meaning of any Hazardous Materials Law.

(kk) **"Hazardous Materials Laws"** means all federal, state, and local laws, ordinances and regulations and standards, rules, policies and other governmental requirements, administrative rulings and court judgments and decrees in effect now or in the future and including all amendments, that relate to Hazardous Materials or the protection of human health or the environment and apply to Borrower or to the Mortgaged Property. Hazardous Materials Laws include, but are not limited to, the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. Section 9601, et seq., the Resource Conservation and Recovery Act of 1976, 42 U.S.C. Section 6901, et seq., the Toxic Substance Control Act, 15 U.S.C. Section 2601, et seq., the Clean Water Act, 33 U.S.C. Section 1251, et seq., and the Hazardous Materials Transportation Act, 49 U.S.C. Section 5101, et seq., and their state analogs.

(ll) **"Impositions"** and **"Imposition Deposits"** are defined in Section 7(a).

(mm) **"Improvements"** means the buildings, structures, improvements, and alterations now constructed or at any time in the future constructed or placed upon the Land, including any future replacements and additions.

(nn) **"Indebtedness"** means the principal of, interest at the fixed or variable rate set forth in the Note on, and all other amounts due at any time under, the Note, this Instrument or any other Loan Document, including prepayment premiums, late charges, default interest, and advances as provided in Section 12 to protect the security of this Instrument.

(oo) **"Indemnitees"** is defined in Section 18(j).

(pp) **"Initial Owners"** means, with respect to Borrower or any other entity, the Persons that (i) on the date of the Note, or (ii) on the date of a Transfer to which Lender has consented, own in the aggregate 100 percent of the ownership interests in Borrower or that entity.

(qq) **"Intercreditor Agreement"** is defined in Section 43(b).

(rr) **"Issuer Group"** is defined in Section 47.

(ss) **"Issuer Person"** is defined in Section 47.

(tt) **"Junior Lender"** is defined in Section 43(e).

(uu) **"Land"** means the land described in Exhibit A.

(vv) **"Leases"** means all present and future leases, subleases, licenses, concessions or grants or other possessory interests now or hereafter in force, whether oral or written, covering or affecting the Mortgaged Property, or any portion of the Mortgaged Property (including proprietary leases or occupancy agreements if Borrower is a cooperative housing corporation), and all modifications, extensions or renewals.

(ww) **"Lender"** means the entity identified as "Lender" in the first paragraph of this Instrument, or any subsequent holder of the Note.

(xx) **"Lien"** is defined in Section 16.

(yy)   **"Loan"** means the loan evidenced by the Note.

(zz)   **"Loan Documents"** means the Note, this Instrument, the Assignment of Management Agreement, all guaranties, all indemnity agreements, all Collateral Agreements, O&M Programs, the MMP and any other documents now or in the future executed by Borrower, any guarantor or any other Person in connection with the Loan evidenced by the Note, as such documents may be amended from time to time.

(aaa)   **"Loan Servicer"** means the entity that from time to time is designated by Lender or its designee to collect payments and deposits and receive Notices under the Note, this Instrument and any other Loan Document, and otherwise to service the Loan evidenced by the Note for the benefit of Lender. Unless Borrower receives Notice to the contrary, the Loan Servicer is the entity identified as "Lender" in the first paragraph of this Instrument.

(bbb)   **"Lockout Period"** is defined in the Note.

(ccc)   **"Manager"** or **"Managers"** means a Person who is named or designated as a manager or managing member or otherwise acts in the capacity of a manager or managing member of a limited liability company in a limited liability company agreement or similar instrument under which the limited liability company is formed or operated.

(ddd)   **"Material Adverse Effect"** is defined in Section 48(f).

(eee)   **"MMP"** means a moisture management plan to control water intrusion and prevent the development of Mold or moisture at the Mortgaged Property throughout the term of this Instrument. At a minimum, the MMP must contain a provision for (i) staff training, (ii) information to be provided to tenants, (iii) documentation of the plan, (iv) the appropriate protocol for incident response and remediation and (v) routine, scheduled inspections of common space and unit interiors.

(fff)   **"Mold"** means mold, fungus, microbial contamination or pathogenic organisms.

(ggg)   **"Mortgaged Property"** means all of Borrower's present and future right, title and interest in and to all of the following:

        (i)   the Land;

        (ii)   the Improvements;

        (iii)   the Fixtures;

        (iv)   the Personalty;

        (v)   all current and future rights, including air rights, development rights, zoning rights and other similar rights or interests, easements, tenements, rights of way, strips and gores of land, streets, alleys, roads, sewer rights, waters, watercourses, and appurtenances related to or benefiting the Land or the Improvements, or both, and all rights-of-way, streets, alleys and roads which may have been or may in the future be vacated;

        (vi)   all proceeds paid or to be paid by any insurer of the Land, the Improvements, the Fixtures, the Personalty or any other part of the

Mortgaged Property, whether or not Borrower obtained the insurance pursuant to Lender's requirement;

(vii)   all awards, payments and other compensation made or to be made by any municipal, state or federal authority with respect to the Land, the Improvements, the Fixtures, the Personalty or any other part of the Mortgaged Property, including any awards or settlements resulting from condemnation proceedings or the total or partial taking of the Land, the Improvements, the Fixtures, the Personalty or any other part of the Mortgaged Property under the power of eminent domain or otherwise and including any conveyance in lieu thereof;

(viii)   all contracts, options and other agreements for the sale of the Land, the Improvements, the Fixtures, the Personalty or any other part of the Mortgaged Property entered into by Borrower now or in the future, including cash or securities deposited to secure performance by parties of their obligations;

(ix)   all proceeds from the conversion, voluntary or involuntary, of any of the above into cash or liquidated claims, and the right to collect such proceeds;

(x)   all Rents and Leases;

(xi)   all earnings, royalties, accounts receivable, issues and profits from the Land, the Improvements or any other part of the Mortgaged Property, and all undisbursed proceeds of the Loan secured by this Instrument;

(xii)   all Imposition Deposits;

(xiii)   all refunds or rebates of Impositions by any municipal, state or federal authority or insurance company (other than refunds applicable to periods before the real property tax year in which this Instrument is dated);

(xiv)   all tenant security deposits which have not been forfeited by any tenant under any Lease and any bond or other security in lieu of such deposits; and

(xv)   all names under or by which any of the above Mortgaged Property may be operated or known, and all trademarks, trade names, and goodwill relating to any of the Mortgaged Property.

(hhh)   "**New Commercial Lease**" is defined in Section 4(f).

(iii)   "**Note**" means the Multifamily Note described on page 1 of this Instrument, including all schedules, riders, allonges and addenda, as such Multifamily Note may be amended from time to time.

(jjj)   "**Notice**" is defined in Section 31(a).

(kkk)   "**O&M Program**" is defined in Section 18(d).

(lll) **"Person"** means any natural person, sole proprietorship, corporation, general partnership, limited partnership, limited liability company, limited liability limited partnership, joint venture, association, joint stock company, bank, trust, estate, unincorporated organization, any federal, state, county or municipal government (or any agency or political subdivision thereof), endowment fund or any other form of entity.

(mmm)**"Personalty"** means all:

    (i)   accounts (including deposit accounts) of Borrower related to the Mortgaged Property;

    (ii)   equipment and inventory owned by Borrower, which are used now or in the future in connection with the ownership, management or operation of the Land or Improvements or are located on the Land or Improvements, including furniture, furnishings, machinery, building materials, goods, supplies, tools, books, records (whether in written or electronic form), and computer equipment (hardware and software);

    (iii)   other tangible personal property owned by Borrower which is used now or in the future in connection with the ownership, management or operation of the Land or Improvements or is located on the Land or in the Improvements, including ranges, stoves, microwave ovens, refrigerators, dishwashers, garbage disposers, washers, dryers and other appliances (other than Fixtures);

    (iv)   any operating agreements relating to the Land or the Improvements;

    (v)   any surveys, plans and specifications and contracts for architectural, engineering and construction services relating to the Land or the Improvements;

    (vi)   all other intangible property, general intangibles and rights relating to the operation of, or used in connection with, the Land or the Improvements, including all governmental permits relating to any activities on the Land and including subsidy or similar payments received from any sources, including a governmental authority; and

    (vii)   any rights of Borrower in or under letters of credit.

(nnn)   **"Pledge Agreement"** is defined in Section 44(f).

(ooo)   **"Preapproved Transfer"** is defined in Section 21(c).

(ppp)   **"Prior Lien"** is defined in Section 12.

(qqq)   **"Proceeding"** means, whether voluntary or involuntary, any case, proceeding or other action against Borrower or any SPE Equity Owner under any existing or future law of any jurisdiction relating to bankruptcy, insolvency, reorganization or relief of debtors.

(rrr)   **"Prohibited Activities or Conditions"** is defined in Section 18(a).

(sss)   **"Property Jurisdiction"** is defined in Section 30(a).

(ttt)   **"Property Manager"** means NTS Development Company.

(uuu)   **"Rating Agencies"** means Fitch, Inc.; Moody's Investors Service, Inc.; or Standard & Poor's Ratings Services, a division of The McGraw-Hill Companies, Inc., or any successor entity of the foregoing, or any other nationally recognized statistical rating organization.

(vvv)   **"Rating Confirmation"** means a written confirmation from each of the Rating Agencies which has rated the Securitization which includes the Loan (unless otherwise agreed by Lender) or any portion thereof or interest therein, that an action shall not result in a downgrade, withdrawal or qualification of any securities issued in connection with the Securitization, unless such Rating Agency has elected to waive its right to issue a Rating Confirmation.

(www)   **"Release Instruments"** is defined in Section 44(f).

(xxx)   **"Remedial Work"** is defined in Section 18(h).

(yyy)   **"Rent Schedule"** means a written schedule for the Mortgaged Property showing the name of each tenant, and for each tenant, the space occupied, the lease expiration date, the rent payable for the current month, the date through which rent has been paid, and any related information requested by Lender.

(zzz)   **"Rents"** means all rents (whether from residential or non-residential space), revenues and other income of the Land or the Improvements, parking fees, laundry and vending machine income and fees and charges for food, health care and other services provided at the Mortgaged Property, whether now due, past due, or to become due, and deposits forfeited by tenants, and, if Borrower is a cooperative housing corporation or association, maintenance fees, charges or assessments payable by shareholders or residents under proprietary leases or occupancy agreements, whether now due, past due, or to become due.

(aaaa)   **"Required DSCR"** is defined in Section 43(b).

(bbbb)   **"Required LTV"** is defined in Section 43(b).

(cccc)   **"Restoration"** is defined in Section 19(f).

(dddd)   **"Scheduled Debt Payments"** is defined in Section 44(g).

(eeee)   **"Secondary Market Transaction"** means (a) any sale or assignment of this Instrument, the Note and the other Loan Documents to one or more investors as a whole loan; (b) a participation of the Loan to one or more investors; (c) any deposit of this Instrument, the Note and the other Loan Documents with a trust or other entity which may sell certificates or other instruments to investors evidencing an ownership interest in the assets of such trust or other entity; or (d) any other sale, assignment or transfer of the Loan or any interest therein to one or more investors.

(ffff)   **"Securities Liabilities"** is defined in Section 47.

(gggg)   **"Securitization"** means when the Note is assigned to a REMIC trust.

(hhhh)   **"Servicing Arrangement"** is defined in Section 36(b).

(iiii) **"Single Purpose Entity"** is defined in Section 33(b).

(jjjj) **"SPE Equity Owner"** is NOT APPLICABLE-Borrower shall not be required to maintain an SPE Equity Owner in its organizational structure during the term of the Loan and all references to SPE Equity Owner in this Instrument and in the Note shall be of no force or effect.

(kkkk) **"Successor Borrower"** is defined in Section 44(h).

(llll) **"Supplemental Mortgage"** is defined in Section 43(b).

(mmmm) **"Supplemental Mortgage Product"** is defined in Section 43(a).

(nnnn) **"Tax Code"** means the Internal Revenue Code of the United States.

(oooo) **"Taxes"** means all taxes, assessments, vault rentals and other charges, if any, whether general, special or otherwise, including all assessments for schools, public betterments and general or local improvements, which are levied, assessed or imposed by any public authority or quasi-public authority, and which, if not paid, will become a lien on the Land or the Improvements.

(pppp) **"Third Party Information"** is defined in Section 47.

(qqqq) **"Transfer"** is defined in Section 21.

(rrrr) **"Transfer and Assumption Agreement"** is defined in Section 44(f).

(ssss) **"UCC Collateral"** is defined in Section 2.

(tttt) **"Underwriter Group"** is defined in Section 47.

(uuuu) **"U.S. Treasury Obligations"** means direct, non-callable and non-redeemable securities issued, or fully insured as to payment, by the United States of America.

2.   UNIFORM COMMERCIAL CODE SECURITY AGREEMENT.

(a)   This Instrument is also a security agreement under the Uniform Commercial Code for any of the Mortgaged Property which, under applicable law, may be subjected to a security interest under the Uniform Commercial Code, whether such Mortgaged Property is owned now or acquired in the future, and all products and cash and non-cash proceeds thereof (collectively, **"UCC Collateral"**), and Borrower hereby grants to Lender a security interest in the UCC Collateral. Borrower hereby authorizes Lender to prepare and file financing statements, continuation statements and financing statement amendments in such form as Lender may require to perfect or continue the perfection of this security interest and Borrower agrees, if Lender so requests, to execute and deliver to Lender such financing statements, continuation statements and amendments. Borrower shall pay all filing costs and all costs and expenses of any record searches for financing statements and/or amendments that Lender may require. Without the prior written consent of Lender, Borrower shall not create or permit to exist any other lien or security interest in any of the UCC Collateral.

(b)   Unless Borrower gives Notice to Lender within 30 days after the occurrence of any of the following, and executes and delivers to Lender modifications or supplements of this Instrument (and any financing statement which may be filed in connection with this Instrument)

as Lender may require, Borrower shall not (i) change its name, identity, structure or jurisdiction of organization; (ii) change the location of its place of business (or chief executive office if more than one place of business); or (iii) add to or change any location at which any of the Mortgaged Property is stored, held or located.

(c)   If an Event of Default has occurred and is continuing, Lender shall have the remedies of a secured party under the Uniform Commercial Code, in addition to all remedies provided by this Instrument or existing under applicable law. In exercising any remedies, Lender may exercise its remedies against the UCC Collateral separately or together, and in any order, without in any way affecting the availability of Lender's other remedies.

(d)   This Instrument constitutes a financing statement with respect to any part of the Mortgaged Property that is or may become a Fixture, if permitted by applicable law.

3.   ASSIGNMENT OF RENTS; APPOINTMENT OF RECEIVER; LENDER IN POSSESSION.

(a)   As part of the consideration for the Indebtedness, Borrower absolutely and unconditionally assigns and transfers to Lender all Rents. It is the intention of Borrower to establish a present, absolute and irrevocable transfer and assignment to Lender of all Rents and to authorize and empower Lender to collect and receive all Rents without the necessity of further action on the part of Borrower. Promptly upon request by Lender, Borrower agrees to execute and deliver such further assignments as Lender may from time to time require. Borrower and Lender intend this assignment of Rents to be immediately effective and to constitute an absolute present assignment and not an assignment for additional security only. For purposes of giving effect to this absolute assignment of Rents, and for no other purpose, Rents shall not be deemed to be a part of the Mortgaged Property. However, if this present, absolute and unconditional assignment of Rents is not enforceable by its terms under the laws of the Property Jurisdiction, then the Rents shall be included as a part of the Mortgaged Property and it is the intention of the Borrower that in this circumstance this Instrument create and perfect a lien on Rents in favor of Lender, which lien shall be effective as of the date of this Instrument.

(b)   After the occurrence of an Event of Default, Borrower authorizes Lender to collect, sue for and compromise Rents and directs each tenant of the Mortgaged Property to pay all Rents to, or as directed by, Lender. However, until the occurrence of an Event of Default, Lender hereby grants to Borrower a revocable license to collect and receive all Rents, to hold all Rents in trust for the benefit of Lender and to apply all Rents to pay the installments of interest and principal then due and payable under the Note and the other amounts then due and payable under the other Loan Documents, including Imposition Deposits, and to pay the current costs and expenses of managing, operating and maintaining the Mortgaged Property, including utilities, Taxes and insurance premiums (to the extent not included in Imposition Deposits), tenant improvements and other capital expenditures. So long as no Event of Default has occurred and is continuing, the Rents remaining after application pursuant to the preceding sentence may be retained by Borrower free and clear of, and released from, Lender's rights with respect to Rents under this Instrument. From and after the occurrence of an Event of Default, and without the necessity of Lender entering upon and taking and maintaining control of the Mortgaged Property directly, or by a receiver, Borrower's license to collect Rents shall automatically terminate and Lender shall without Notice be entitled to all Rents as they become due and payable, including Rents then due and unpaid. Borrower shall pay to Lender upon demand all Rents to which Lender is entitled. At any time on or after the date of Lender's demand for Rents, (i) Lender may give, and Borrower hereby irrevocably authorizes Lender to give, notice to all tenants of the Mortgaged Property instructing them to pay all Rents to Lender, (ii) no tenant shall be obligated

to inquire further as to the occurrence or continuance of an Event of Default, and (iii) no tenant shall be obligated to pay to Borrower any amounts which are actually paid to Lender in response to such a notice. Any such notice by Lender shall be delivered to each tenant personally, by mail or by delivering such demand to each rental unit. Borrower shall not interfere with and shall cooperate with Lender's collection of such Rents.

(c)   Borrower represents and warrants to Lender that Borrower has not executed any prior assignment of Rents (other than an assignment of Rents securing any prior indebtedness that is being assigned to Lender, or paid off and discharged with the proceeds of the Loan evidenced by the Note), that Borrower has not performed, and Borrower covenants and agrees that it will not perform, any acts and has not executed, and shall not execute, any instrument which would prevent Lender from exercising its rights under this Section 3, and that at the time of execution of this Instrument there has been no anticipation or prepayment of any Rents for more than two months prior to the due dates of such Rents. Borrower shall not collect or accept payment of any Rents more than two months prior to the due dates of such Rents.

(d)   If an Event of Default has occurred and is continuing, Lender may, regardless of the adequacy of Lender's security or the solvency of Borrower and even in the absence of waste, enter upon and take and maintain full control of the Mortgaged Property in order to perform all acts that Lender in its discretion determines to be necessary or desirable for the operation and maintenance of the Mortgaged Property, including the execution, cancellation or modification of Leases, the collection of all Rents, the making of repairs to the Mortgaged Property and the execution or termination of contracts providing for the management, operation or maintenance of the Mortgaged Property, for the purposes of enforcing the assignment of Rents pursuant to Section 3(a), protecting the Mortgaged Property or the security of this Instrument, or for such other purposes as Lender in its discretion may deem necessary or desirable. Alternatively, if an Event of Default has occurred and is continuing, regardless of the adequacy of Lender's security, without regard to Borrower's solvency and without the necessity of giving prior notice (oral or written) to Borrower, Lender may apply to any court having jurisdiction for the appointment of a receiver for the Mortgaged Property to take any or all of the actions set forth in the preceding sentence. If Lender elects to seek the appointment of a receiver for the Mortgaged Property at any time after an Event of Default has occurred and is continuing, Borrower, by its execution of this Instrument, expressly consents to the appointment of such receiver, including the appointment of a receiver ex parte if permitted by applicable law. If Borrower is a housing cooperative corporation or association, Borrower hereby agrees that if a receiver is appointed, the order appointing the receiver may contain a provision requiring the receiver to pay the installments of interest and principal then due and payable under the Note and the other amounts then due and payable under the other Loan Documents, including Imposition Deposits, it being acknowledged and agreed that the Indebtedness is an obligation of the Borrower and must be paid out of maintenance charges payable by the Borrower's tenant shareholders under their proprietary leases or occupancy agreements. Lender or the receiver, as the case may be, shall be entitled to receive a reasonable fee for managing the Mortgaged Property. Immediately upon appointment of a receiver or immediately upon the Lender's entering upon and taking possession and control of the Mortgaged Property, Borrower shall surrender possession of the Mortgaged Property to Lender or the receiver, as the case may be, and shall deliver to Lender or the receiver, as the case may be, all documents, records (including records on electronic or magnetic media), accounts, surveys, plans, and specifications relating to the Mortgaged Property and all security deposits and prepaid Rents. In the event Lender takes possession and control of the Mortgaged Property, Lender may exclude Borrower and its representatives from the Mortgaged Property. Borrower acknowledges and agrees that the exercise by Lender of any of the rights conferred under this Section 3 shall not be construed to make Lender a mortgagee-in-possession

of the Mortgaged Property so long as Lender has not itself entered into actual possession of the Land and Improvements.

(e)　If Lender enters the Mortgaged Property, Lender shall be liable to account only to Borrower and only for those Rents actually received. Except to the extent of Lender's gross negligence or willful misconduct, Lender shall not be liable to Borrower, anyone claiming under or through Borrower or anyone having an interest in the Mortgaged Property, by reason of any act or omission of Lender under Section 3(d), and Borrower hereby releases and discharges Lender from any such liability to the fullest extent permitted by law.

(f)　If the Rents are not sufficient to meet the costs of taking control of and managing the Mortgaged Property and collecting the Rents, any funds expended by Lender for such purposes shall become an additional part of the Indebtedness as provided in Section 12.

(g)　Any entering upon and taking of control of the Mortgaged Property by Lender or the receiver, as the case may be, and any application of Rents as provided in this Instrument shall not cure or waive any Event of Default or invalidate any other right or remedy of Lender under applicable law or provided for in this Instrument.

4.　ASSIGNMENT OF LEASES; LEASES AFFECTING THE MORTGAGED PROPERTY.

(a)　As part of the consideration for the Indebtedness, Borrower absolutely and unconditionally assigns and transfers to Lender all of Borrower's right, title and interest in, to and under the Leases, including Borrower's right, power and authority to modify the terms of any such Lease, or extend or terminate any such Lease. It is the intention of Borrower to establish a present, absolute and irrevocable transfer and assignment to Lender of all of Borrower's right, title and interest in, to and under the Leases. Borrower and Lender intend this assignment of the Leases to be immediately effective and to constitute an absolute present assignment and not an assignment for additional security only. For purposes of giving effect to this absolute assignment of the Leases, and for no other purpose, the Leases shall not be deemed to be a part of the Mortgaged Property. However, if this present, absolute and unconditional assignment of the Leases is not enforceable by its terms under the laws of the Property Jurisdiction, then the Leases shall be included as a part of the Mortgaged Property and it is the intention of the Borrower that in this circumstance this Instrument create and perfect a lien on the Leases in favor of Lender, which lien shall be effective as of the date of this Instrument.

(b)　Until Lender gives Notice to Borrower of Lender's exercise of its rights under this Section 4, Borrower shall have all rights, power and authority granted to Borrower under any Lease (except as otherwise limited by this Section or any other provision of this Instrument), including the right, power and authority to modify the terms of any Lease or extend or terminate any Lease. Upon the occurrence of an Event of Default, the permission given to Borrower pursuant to the preceding sentence to exercise all rights, power and authority under Leases shall automatically terminate. Borrower shall comply with and observe Borrower's obligations under all Leases, including Borrower's obligations pertaining to the maintenance and disposition of tenant security deposits.

(c)　Borrower acknowledges and agrees that the exercise by Lender, either directly or by a receiver, of any of the rights conferred under this Section 4 shall not be construed to make Lender a mortgagee-in-possession of the Mortgaged Property so long as Lender has not itself entered into actual possession of the Land and the Improvements. The acceptance by Lender of the assignment of the Leases pursuant to Section 4(a) shall not at any time or in any event

obligate Lender to take any action under this Instrument or to expend any money or to incur any expenses. Except to the extent of Lender's gross negligence or willful misconduct, Lender shall not be liable in any way for any injury or damage to person or property sustained by any Person or Persons in or about the Mortgaged Property. Prior to Lender's actual entry into and taking possession of the Mortgaged Property, Lender shall not (i) be obligated to perform any of the terms, covenants and conditions contained in any Lease (or otherwise have any obligation with respect to any Lease); (ii) be obligated to appear in or defend any action or proceeding relating to the Lease or the Mortgaged Property; or (iii) be responsible for the operation, control, care, management or repair of the Mortgaged Property or any portion of the Mortgaged Property. The execution of this Instrument by Borrower shall constitute conclusive evidence that all responsibility for the operation, control, care, management and repair of the Mortgaged Property is and shall be that of Borrower, prior to such actual entry and taking of possession.

(d)   Upon delivery of Notice by Lender to Borrower of Lender's exercise of Lender's rights under this Section 4 at any time after the occurrence of an Event of Default, and without the necessity of Lender entering upon and taking and maintaining control of the Mortgaged Property directly, by a receiver, or by any other manner or proceeding permitted by the laws of the Property Jurisdiction, Lender immediately shall have all rights, powers and authority granted to Borrower under any Lease, including the right, power and authority to modify the terms of any such Lease, or extend or terminate any such Lease.

(e)   Borrower shall, promptly upon Lender's request, deliver to Lender an executed copy of each residential Lease then in effect. All Leases for residential dwelling units shall be on forms approved by Lender, shall be for initial terms of at least six months and not more than two years, and shall not include options to purchase.

(f)   (i)   Except as set forth below, Borrower shall not enter into a Lease for any portion of the Mortgaged Property for non-residential use without the prior written consent of Lender.

     (ii)   Borrower shall not modify the terms of, or extend or terminate, any Lease for non-residential use (including any Lease in existence on the date of this Instrument) without the prior written consent of Lender; provided, however, Lender's consent shall not be required for the modification or extension of a non-residential Lease if such modification or extension is on terms at least as favorable to Borrower as those customary at that time in the applicable market and the income from the extended or modified Lease will not be less than the income received from the Lease as of the date of this Instrument.

     (iii)   Lender's consent shall not be required for Borrower to enter into a new Lease for space occupied as of the date of this Instrument for non-residential use ("**New Commercial Lease**"), provided that such New Commercial Lease satisfies the following requirements:

          (A)   the aggregate of the income derived from the space leased by the New Commercial Lease accounts for less than five percent (5%) of the gross income of the Mortgaged Property on the date of this Instrument;

          (B)   the tenant under the New Commercial Lease is not an Affiliate of the Borrower or any guarantor;

(C)   terms of the New Commercial Lease are at least as favorable to Borrower as those customary on the date of this Instrument in the applicable market;

(D)   the rents paid to the Borrower pursuant to the New Commercial Lease are greater than or equal to the rents paid to Borrower pursuant to the Lease for that portion of the Mortgaged Property that was in effect prior to the New Commercial Lease; and

(E)   the New Commercial Lease must provide that the space may not be used or operated, in whole or in part, for any of the following: (1) the operation of a so-called "head shop" or other business devoted to the sale of articles or merchandise normally used or associated with illegal or unlawful activities such as, but not limited to, the sale of paraphernalia used in connection with marijuana or controlled drugs or substances, (2) a gun shop, shooting gallery or firearms range, (3) a so-called massage parlor or any business which sells, rents or permits the viewing of so-called "adult" or pornographic materials such as, but not limited to, adult magazines, books, movies, photographs, sexual aids, sexual articles and sex paraphernalia, (4) for the sale or distribution of any flammable liquids, gases or other Hazardous Materials as defined under this Instrument, (5) an off-track betting parlor or arcade, (6) a liquor store or other business whose primary business is the sale of alcoholic beverages for off-site consumption, (7) a burlesque or strip club, or (8) any other illegal activity.

(iv)   Borrower shall, without request by Lender, deliver a fully executed copy of each non-residential Lease to Lender promptly after such Lease is signed.

(v)   All non-residential Leases, regardless of whether Lender's consent or approval is required, including renewals or extensions of existing Leases, shall specifically provide that (A) such Leases are subordinate to the lien of this Instrument; (B) the tenant shall attorn to Lender and any purchaser at a foreclosure sale, such attornment to be self-executing and effective upon acquisition of title to the Mortgaged Property by any purchaser at a foreclosure sale or by Lender in any manner; (C) the tenant agrees to execute such further evidences of attornment as Lender or any purchaser at a foreclosure sale may from time to time request; (D) the Lease shall not be terminated by foreclosure or any other transfer of the Mortgaged Property; (E) after a foreclosure sale of the Mortgaged Property, Lender or any other purchaser at such foreclosure sale may, at Lender's or such purchaser's option, accept or terminate such Lease; and (F) upon receipt of a written request from Lender following the occurrence of an Event of Default, pay all Rents payable under the Lease to Lender.

(g)   Borrower shall not receive or accept Rent under any Lease (whether residential or non-residential) for more than two months in advance.

(h)   If Borrower is a cooperative housing corporation or association, notwithstanding anything to the contrary contained in this subsection or in Section 21, so long as Borrower

remains a cooperative housing corporation or association and is not in breach of any covenant of this Instrument, Lender hereby consents to:

(i)   the execution of leases of apartments for a term in excess of two years from Borrower to a tenant shareholder of Borrower, so long as such leases, including proprietary leases, are and will remain subordinate to the lien of this Instrument; and

(ii)   the surrender or termination of such leases of apartments where the surrendered or terminated lease is immediately replaced or where the Borrower makes its best efforts to secure such immediate replacement by a newly executed lease of the same apartment to a tenant shareholder of the Borrower. However, no consent is hereby given by Lender to any execution, surrender, termination or assignment of a lease under terms that would waive or reduce the obligation of the resulting tenant shareholder under such lease to pay cooperative assessments in full when due or the obligation of the former tenant shareholder to pay any unpaid portion of such assessments.

5.   PAYMENT OF INDEBTEDNESS; PERFORMANCE UNDER LOAN DOCUMENTS; PREPAYMENT PREMIUM. Borrower shall pay the Indebtedness when due in accordance with the terms of the Note and the other Loan Documents and shall perform, observe and comply with all other provisions of the Note and the other Loan Documents. Borrower shall pay a prepayment premium in connection with certain prepayments of the Indebtedness, including a payment made after Lender's exercise of any right of acceleration of the Indebtedness, as provided in the Note.

6.   EXCULPATION. Borrower's personal liability for payment of the Indebtedness and for performance of the other obligations to be performed by it under this Instrument is limited in the manner, and to the extent, provided in the Note.

7.   DEPOSITS FOR TAXES, INSURANCE AND OTHER CHARGES.

(a)   Unless this requirement is waived in writing by Lender, which waiver may be contained in this Section 7(a), Borrower shall deposit with Lender on the day monthly installments of principal or interest, or both, are due under the Note (or on another day designated in writing by Lender), until the Indebtedness is paid in full, an additional amount sufficient to accumulate with Lender the entire sum required to pay, when due, the items marked "Collect" below. Lender will not require the Borrower to make Imposition Deposits with respect to the items marked "Deferred" below.

[Deferred]   Hazard Insurance premiums or other insurance premiums required by Lender under Section 19,
[Collect]   Taxes,
[Deferred]   water and sewer charges (that could become a lien on the Mortgaged Property),
[N/A]   ground rents,
[Deferred]   assessments or other charges (that could become a lien on the Mortgaged Property)

The amounts deposited under the preceding sentence are collectively referred to in this Instrument as the "**Imposition Deposits.**" The obligations of Borrower for which the Imposition

Deposits are required are collectively referred to in this Instrument as "**Impositions.**" The amount of the Imposition Deposits shall be sufficient to enable Lender to pay each Imposition before the last date upon which such payment may be made without any penalty or interest charge being added. Lender shall maintain records indicating how much of the monthly Imposition Deposits and how much of the aggregate Imposition Deposits held by Lender are held for the purpose of paying Taxes, insurance premiums and each other Imposition.

(b)   Imposition Deposits shall be deposited in an Eligible Account at an Eligible Institution (which may be Lender, if Lender is such an institution) or invested in "permitted investments" as then defined and required by the Rating Agencies. Lender shall not be obligated to open additional accounts or deposit Imposition Deposits in additional institutions when the amount of the Imposition Deposits exceeds the maximum amount of the federal deposit insurance or guaranty. Lender shall apply the Imposition Deposits to pay Impositions so long as no Event of Default has occurred and is continuing. Unless applicable law requires, Lender shall not be required to pay Borrower any interest, earnings or profits on the Imposition Deposits. As additional security for all of Borrower's obligations under this Instrument and the other Loan Documents, Borrower hereby pledges and grants to Lender a security interest in the Imposition Deposits and all proceeds of, and all interest and dividends on, the Imposition Deposits. Any amounts deposited with Lender under this Section 7 shall not be trust funds, nor shall they operate to reduce the Indebtedness, unless applied by Lender for that purpose under Section 7(e).

(c)   If Lender receives a bill or invoice for an Imposition, Lender shall pay the Imposition from the Imposition Deposits held by Lender. Lender shall have no obligation to pay any Imposition to the extent it exceeds Imposition Deposits then held by Lender. Lender may pay an Imposition according to any bill, statement or estimate from the appropriate public office or insurance company without inquiring into the accuracy of the bill, statement or estimate or into the validity of the Imposition.

(d)   If at any time the amount of the Imposition Deposits held by Lender for payment of a specific Imposition exceeds the amount reasonably deemed necessary by Lender, the excess shall be credited against future installments of Imposition Deposits. If at any time the amount of the Imposition Deposits held by Lender for payment of a specific Imposition is less than the amount reasonably estimated by Lender to be necessary, Borrower shall pay to Lender the amount of the deficiency within 15 days after Notice from Lender.

(e)   If an Event of Default has occurred and is continuing, Lender may apply any Imposition Deposits, in any amounts and in any order as Lender determines, in Lender's discretion, to pay any Impositions or as a credit against the Indebtedness. Upon payment in full of the Indebtedness, Lender shall refund to Borrower any Imposition Deposits held by Lender.

(f)   If Lender does not collect an Imposition Deposit with respect to an Imposition either marked "Deferred" in Section 7(a) or pursuant to a separate written waiver by Lender, then on or before the date each such Imposition is due, or on the date this Instrument requires each such Imposition to be paid, Borrower must provide Lender with proof of payment of each such Imposition for which Lender does not require collection of Imposition Deposits. Lender may revoke its deferral or waiver and require Borrower to deposit with Lender any or all of the Imposition Deposits listed in Section 7(a), regardless of whether any such item is marked "Deferred" in such section, upon Notice to Borrower, (i) if Borrower does not timely pay any of the Impositions, (ii) if Borrower fails to provide timely proof to Lender of such payment, or (iii) at any time during the existence of an Event of Default.

(g)   In the event of a Transfer prohibited by or requiring Lender's approval under Section 21, Lender's waiver of the collection of any Imposition Deposit in this Section 7 may be modified or rendered void by Lender at Lender's option by Notice to Borrower and the transferee(s) as a condition of Lender's approval of such Transfer.

8.   COLLATERAL AGREEMENTS. Borrower shall deposit with Lender such amounts as may be required by any Collateral Agreement and shall perform all other obligations of Borrower under each Collateral Agreement.

9.   APPLICATION OF PAYMENTS. If at any time Lender receives, from Borrower or otherwise, any amount applicable to the Indebtedness which is less than all amounts due and payable at such time, then Lender may apply that payment to amounts then due and payable in any manner and in any order determined by Lender, in Lender's discretion. Neither Lender's acceptance of an amount that is less than all amounts then due and payable nor Lender's application of such payment in the manner authorized shall constitute or be deemed to constitute either a waiver of the unpaid amounts or an accord and satisfaction. Notwithstanding the application of any such amount to the Indebtedness, Borrower's obligations under this Instrument and the Note shall remain unchanged.

10.   COMPLIANCE WITH LAWS AND ORGANIZATIONAL DOCUMENTS.

(a)   Borrower shall comply with all laws, ordinances, regulations and requirements of any Governmental Authority and all recorded lawful covenants and agreements relating to or affecting the Mortgaged Property, including all laws, ordinances, regulations, requirements and covenants pertaining to health and safety, construction of improvements on the Mortgaged Property, fair housing, disability accommodation, zoning and land use, and Leases. Borrower also shall comply with all applicable laws that pertain to the maintenance and disposition of tenant security deposits.

(b)   Borrower shall at all times maintain records sufficient to demonstrate compliance with the provisions of this Section 10.

(c)   Borrower shall take appropriate measures to prevent, and shall not engage in or knowingly permit, any illegal activities at the Mortgaged Property that could endanger tenants or visitors, result in damage to the Mortgaged Property, result in forfeiture of the Mortgaged Property, or otherwise materially impair the lien created by this Instrument or Lender's interest in the Mortgaged Property. Borrower represents and warrants to Lender that no portion of the Mortgaged Property has been or will be purchased with the proceeds of any illegal activity.

(d)   Borrower shall at all times comply with all laws, regulations and requirements of any Governmental Authority relating to Borrower's formation, continued existence and good standing in the Property Jurisdiction. Borrower shall at all times comply with its organizational documents, including but not limited to its partnership agreement (if Borrower is a partnership), its by-laws (if Borrower is a corporation or housing cooperative corporation or association) or its operating agreement (if Borrower is an limited liability company or tenancy-in-common). If Borrower is a housing cooperative corporation or association, Borrower shall at all times maintain its status as a "cooperative housing corporation" as such term is defined in Section 216(b) of the Internal revenue Code of 1986, as amended, or any successor statute thereto.

(e)   Borrower represents and warrants that Borrower, any commercial tenant of the Mortgaged Property and/or any operator of the Mortgaged Property were in possession of all material licenses, permits and authorizations required for use of the Mortgaged Property which

were valid and in full force and effect as of the date of this Instrument. Borrower warrants that it, any commercial tenant of the Mortgaged Property and/or any operator of the Mortgaged Property shall remain in material compliance with all material licenses, permits and other legal requirements necessary and required to conduct its business.

11.   USE OF PROPERTY. Unless required by applicable law, Borrower shall not (a) allow changes in the use for which all or any part of the Mortgaged Property is being used at the time this Instrument was executed, except for any change in use approved by Lender, (b) convert any individual dwelling units or common areas to commercial use, (c) initiate a change in the zoning classification of the Mortgaged Property or acquiesce without Notice to and consent of Lender in a change in the zoning classification of the Mortgaged Property, (d) establish any condominium or cooperative regime with respect to the Mortgaged Property, (e) combine all or any part of the Mortgaged Property with all or any part of a tax parcel which is not part of the Mortgaged Property, or (f) subdivide or otherwise split any tax parcel constituting all or any part of the Mortgaged Property without the prior consent of Lender. The Mortgaged Property (x) permits ingress and egress, (y) is served by public utilities and services generally available in the surrounding community or otherwise appropriate for the use in which the Mortgaged Property is currently being utilized, and (z) constitutes one or more separate tax parcels or the Lender's title policy contains one or more endorsements with respect to the matters described in (x) or (z). Notwithstanding anything contained in this Section to the contrary, if Borrower is a housing cooperative corporation or association, Lender acknowledges and consents to Borrower's use of the Mortgaged Property as a housing cooperative.

12.   PROTECTION OF LENDER'S SECURITY; INSTRUMENT SECURES FUTURE ADVANCES.

(a)   If Borrower fails to perform any of its obligations under this Instrument or any other Loan Document, or if any action or proceeding is commenced which purports to affect the Mortgaged Property, Lender's security or Lender's rights under this Instrument, including eminent domain, insolvency, code enforcement, civil or criminal forfeiture, enforcement of Hazardous Materials Laws, fraudulent conveyance or reorganizations or proceedings involving a bankrupt or decedent, then Lender at Lender's option may make such appearances, file such documents, disburse such sums and take such actions as Lender reasonably deems necessary to perform such obligations of Borrower and to protect Lender's interest, including (i) payment of Attorneys' Fees and Costs, (ii) payment of fees and out-of-pocket expenses of accountants, inspectors and consultants, (iii) entry upon the Mortgaged Property to make repairs or secure the Mortgaged Property, (iv) procurement of the insurance required by Section 19, (v) payment of amounts which Borrower has failed to pay under Sections 15 and 17, and (vi) advances made by Lender to pay, satisfy or discharge any obligation of Borrower for the payment of money that is secured by a pre-existing mortgage, deed of trust or other lien encumbering the Mortgaged Property (a "**Prior Lien**").

(b)   Any amounts disbursed by Lender under this Section 12, or under any other provision of this Instrument that treats such disbursement as being made under this Section 12, shall be secured by this Instrument, shall be added to, and become part of, the principal component of the Indebtedness, shall be immediately due and payable and shall bear interest from the date of disbursement until paid at the "**Default Rate**," as defined in the Note.

(c)   Nothing in this Section 12 shall require Lender to incur any expense or take any action.

13.   INSPECTION.

(a)   Lender, its agents, representatives, and designees may make or cause to be made entries upon and inspections of the Mortgaged Property (including environmental inspections and tests) during normal business hours, or at any other reasonable time, upon reasonable notice to Borrower if the inspection is to include occupied residential units (which notice need not be in writing). Notice to Borrower shall not be required in the case of an emergency, as determined in Lender's discretion, or when an Event of Default has occurred and is continuing.

(b)   If Lender determines that Mold has developed as a result of a water intrusion event or leak, Lender, at Lender's discretion, may require that a professional inspector inspect the Mortgaged Property as frequently as Lender determines is necessary until any issue with Mold and its cause(s) are resolved to Lender's satisfaction. Such inspection shall be limited to a visual and olfactory inspection of the area that has experienced the Mold, water intrusion event or leak. Borrower shall be responsible for the cost of such professional inspection and any remediation deemed to be necessary as a result of the professional inspection. After any issue with Mold, water intrusion or leaks is remedied to Lender's satisfaction, Lender shall not require a professional inspection any more frequently than once every three years unless Lender is otherwise aware of Mold as a result of a subsequent water intrusion event or leak.

(c)   If Lender or Loan Servicer determines not to conduct an annual inspection of the Mortgaged Property, and in lieu thereof Lender requests a certification, Borrower shall be prepared to provide and must actually provide to Lender a factually correct certification each year that the annual inspection is waived to the following effect:

> Borrower has not received any written complaint, notice, letter or other written communication from tenants, management agent or governmental authorities regarding mold, fungus, microbial contamination or pathogenic organisms ("Mold") or any activity, condition, event or omission that causes or facilitates the growth of Mold on or in any part of the Mortgaged Property or if Borrower has received any such written complaint, notice, letter or other written communication that Borrower has investigated and determined that no Mold activity, condition or event exists or alternatively has fully and properly remediated such activity, condition, event or omission in compliance with the Moisture Management Plan for the Mortgaged Property.

If Borrower is unwilling or unable to provide such certification, Lender may require a professional inspection of the Mortgaged Property at Borrower's expense.

14.   BOOKS AND RECORDS; FINANCIAL REPORTING.

(a)   Borrower shall keep and maintain at all times at the Mortgaged Property or the management agent's office, and upon Lender's request shall make available at the Mortgaged Property (or, at Borrower's option, at the management agent's office), complete and accurate books of account and records (including copies of supporting bills and invoices) adequate to reflect correctly the operation of the Mortgaged Property, in accordance with GAAP consistently applied (or such other method which is reasonably acceptable to Lender), and copies of all written contracts, Leases, and other instruments which affect the Mortgaged Property. The books, records, contracts, Leases and other instruments shall be subject to examination and inspection by Lender at any reasonable time.

(b)   Borrower shall furnish to Lender each of the following:

(i)   if, in connection with this Loan, the Borrower purchased the Mortgaged Property, a statement of income and expenses for Borrower's operation of the Mortgaged Property from the origination date to the end of the first full calendar quarter following such origination date, such statement to be provided within twenty-five (25) days after the end of such quarter; or

(ii)   for all other cases (for example, a refinance of a loan, a purchase of partnership or other interests, or new debt being placed on the Mortgaged Property), a statement of income and expenses for Borrower's operation of the Mortgaged Property for the trailing six (6) months, such statement to be provided within twenty-five (25) days after the end of such quarter.

(iii)   after Borrower has furnished such statements required by Section 14(b)(i) or (ii) above, within twenty-five (25) days after the end of each subsequent calendar quarter of Borrower,

(A)   a Rent Schedule; and

(B)   a statement of income and expenses for Borrower's operation of the Mortgaged Property for that calendar quarter;

(c)   Within ninety (90) days after the end of each fiscal year of Borrower, Borrower shall furnish to Lender each of the following:

(i)   an annual statement of income and expenses for Borrower's operation of the Mortgaged Property for that fiscal year;

(ii)   a statement of changes in financial position of Borrower relating to the Mortgaged Property for that fiscal year;

(iii)   a balance sheet showing all assets and liabilities of Borrower relating to the Mortgaged Property as of the end of that fiscal year and a profit and loss statement for Borrower; and

(iv)   an accounting of all security deposits held pursuant to all Leases, including the name of the institution (if any) and the names and identification numbers of the accounts (if any) in which such security deposits are held and the name of the person to contact at such financial institution, along with any authority or release necessary for Lender to access information regarding such accounts.

(d)   Borrower shall furnish to Lender each of the following:

(i)   prior to a Securitization, and thereafter upon Lender's reasonable request, a monthly Rent Schedule and a monthly statement of income and expenses for Borrower's operation of the Mortgaged Property;

(ii)   prior to a Securitization, and thereafter upon Lender's reasonable request, Borrower shall furnish to Lender a statement that identifies all owners of any interest in Borrower and any Controlling Entity and the interest held by each (unless Borrower or any Controlling Entity is a publicly-traded entity in which case such statement of ownership shall not be required),

and if Borrower or a Controlling Entity is a corporation, all officers and directors of Borrower and the Controlling Entity, and if Borrower or a Controlling Entity is a limited liability company, all Managers who are not members;

(iii)   copies of all tax returns filed by Borrower, within thirty (30) days after the date of filing; and

(iv)   such other financial information or property management information (including, without limitation, information on tenants under Leases to the extent such information is available to Borrower, copies of bank account statements from financial institutions where funds owned or controlled by Borrower are maintained, and an accounting of security deposits) as may be required by Lender from time to time.

(e)   At any time upon Lender's request, Borrower shall furnish to Lender a monthly property management report for the Mortgaged Property, showing the number of inquiries made and rental applications received from tenants or prospective tenants and deposits received from tenants and any other information requested by Lender. However, Lender shall not require the foregoing more frequently than quarterly except when there has been an Event of Default and such Event of Default is continuing, in which case Lender may require Borrower to furnish the foregoing more frequently.

(f)   A natural person having authority to bind Borrower (or the SPE Equity Owner or guarantor, as applicable) shall certify each of the statements, schedules and reports required by Sections 14(b) through 14(e) and 14(h) to be complete and accurate. Each of the statements, schedules and reports required by Sections 14(b) through 14(e) and 14(h) shall be in such form and contain such detail as Lender may reasonably require. Lender also may require that any of the statements, schedules or reports listed in Section 14(b) through 14(c) and Section 14(d)(i) and (iv) be audited at Borrower's expense by independent certified public accountants acceptable to Lender, at any time when an Event of Default has occurred and is continuing or at any time that Lender, in its reasonable judgment, determines that audited financial statements are required for an accurate assessment of the financial condition of Borrower or of the Mortgaged Property.

(g)   If Borrower fails to provide in a timely manner the statements, schedules and reports required by Sections 14(b) through 14(e) and 14(h), Lender shall give Borrower Notice specifying the statements, schedules and reports required by Section 14(b) through 14(e) and 14(h) that Borrower has failed to provide. If Borrower has not provided the required statements, schedules and reports within 10 Business Days following such Notice, then Lender shall have the right to have Borrower's books and records audited, at Borrower's expense, by independent certified public accountants selected by Lender in order to obtain such statements, schedules and reports, and all related costs and expenses of Lender shall become immediately due and payable and shall become an additional part of the Indebtedness as provided in Section 12. Notice to Borrower shall not be required in the case of an emergency, as determined in Lender's discretion, or when an Event of Default has occurred and is continuing.

(h)   Borrower shall cause each guarantor and, at Lender's request, any SPE Equity Owner, to provide to Lender (i) within ninety (90) days after the close of such party's fiscal year, such party's balance sheet and profit and loss statement (or if such party is a natural person, within ninety (90) days after the close of each calendar year, such party's personal financial statements) in form reasonably satisfactory to Lender and certified by such party to be accurate and complete; and (ii) such additional financial information (including, without limitation, copies

of state and federal tax returns with respect to any SPE Equity Owner but Lender shall only require copies of such tax returns with respect to each guarantor if an Event of Default has occurred and is continuing) as Lender may reasonably require from time to time and in such detail as reasonably required by Lender.

(i)   If an Event of Default has occurred and is continuing, Borrower shall deliver to Lender upon written demand all books and records relating to the Mortgaged Property or its operation.

(j)   Borrower authorizes Lender to obtain a credit report on Borrower at any time.

15.   TAXES; OPERATING EXPENSES.

(a)   Subject to the provisions of Section 15(c) and Section 15(d), Borrower shall pay, or cause to be paid, all Taxes when due and before the addition of any interest, fine, penalty or cost for nonpayment.

(b)   Subject to the provisions of Section 15(c), Borrower shall (i) pay the expenses of operating, managing, maintaining and repairing the Mortgaged Property (including utilities, repairs and replacements) before the last date upon which each such payment may be made without any penalty or interest charge being added, and (ii) pay insurance premiums at least 30 days prior to the expiration date of each policy of insurance, unless applicable law specifies some lesser period.

(c)   If Lender is collecting Imposition Deposits, to the extent that Lender holds sufficient Imposition Deposits for the purpose of paying a specific Imposition, then Borrower shall not be obligated to pay such Imposition, so long as no Event of Default exists and Borrower has timely delivered to Lender any bills or premium notices that it has received. If an Event of Default exists, Lender may exercise any rights Lender may have with respect to Imposition Deposits without regard to whether Impositions are then due and payable. Lender shall have no liability to Borrower for failing to pay any Impositions to the extent that (i) any Event of Default has occurred and is continuing, (ii) insufficient Imposition Deposits are held by Lender at the time an Imposition becomes due and payable or (iii) Borrower has failed to provide Lender with bills and premium notices as provided above.

(d)   Borrower, at its own expense, may contest by appropriate legal proceedings, conducted diligently and in good faith, the amount or validity of any Imposition other than insurance premiums, if (i) Borrower notifies Lender of the commencement or expected commencement of such proceedings, (ii) the Mortgaged Property is not in danger of being sold or forfeited, (iii) if Borrower has not already paid the Imposition, Borrower deposits with Lender reserves sufficient to pay the contested Imposition, if requested by Lender, and (iv) Borrower furnishes whatever additional security is required in the proceedings or is reasonably requested by Lender.

(e)   Borrower shall promptly deliver to Lender a copy of all notices of, and invoices for, Impositions, and if Borrower pays any Imposition directly, Borrower shall furnish to Lender, on or before the date this Instrument requires such Impositions to be paid, receipts evidencing that such payments were made.

16.   LIENS; ENCUMBRANCES.   Borrower acknowledges that, to the extent provided in Section 21, the grant, creation or existence of any mortgage, deed of trust, deed to secure debt, security interest or other lien or encumbrance (a "**Lien**") on the Mortgaged Property (other than the lien of this Instrument) or on certain ownership interests in Borrower, whether voluntary, involuntary or by operation of law, and whether or not such Lien has priority over the lien of this Instrument, is a **"Transfer"** which constitutes an Event of Default and subjects Borrower to personal liability under the Note.

17. PRESERVATION, MANAGEMENT AND MAINTENANCE OF MORTGAGED PROPERTY.

(a)   Borrower shall not commit waste or permit impairment or deterioration of the Mortgaged Property.

(b)   Borrower shall not abandon the Mortgaged Property.

(c)   Borrower shall restore or repair promptly, in a good and workmanlike manner, any damaged part of the Mortgaged Property to the equivalent of its original condition, or such other condition as Lender may approve in writing, whether or not insurance proceeds or condemnation awards are available to cover any costs of such restoration or repair; however, Borrower shall not be obligated to perform such restoration or repair if (i) no Event of Default has occurred and is continuing, and (ii) Lender has elected to apply any available insurance proceeds and/or condemnation awards to the payment of Indebtedness pursuant to Section 19(h)(ii) through (viii), or pursuant to Section 20(d)(ii) through (viii).

(d)   Borrower shall keep the Mortgaged Property in good repair, including the replacement of Personalty and Fixtures with items of equal or better function and quality.

(e)   Borrower shall provide for professional management of the Mortgaged Property by the Property Manager or by a residential rental property manager satisfactory to Lender at all times under a property management agreement approved by Lender in writing. Borrower shall not surrender, terminate, cancel, modify, renew or extend its property management agreement, or enter into any other agreement relating to the management or operation of the Property with Property Manager or any other Person, or consent to the assignment by the Property Manager of its interest under such property management agreement, in each case without the consent of Lender, which consent shall not be unreasonably withheld; provided, however, with respect to a new property manager such consent may be conditioned upon Borrower delivering a Rating Confirmation as to such new property manager and the related property management agreement. If at any time Lender consents to the appointment of a new property manager, such new property manager and Borrower shall, as a condition of Lender's consent, execute an assignment of management agreement in a form acceptable to Lender. If any such replacement property manager is an Affiliate of Borrower, and if a nonconsolidation opinion was delivered at the origination of the Loan, Borrower shall deliver to Lender an updated nonconsolidation opinion in form and substance satisfactory to the Rating Agencies (unless waived by the Rating Agencies) with regard to nonconsolidation.

(f)   Borrower shall give Notice to Lender of and, unless otherwise directed in writing by Lender, shall appear in and defend any action or proceeding purporting to affect the Mortgaged Property, Lender's security or Lender's rights under this Instrument. Borrower shall not (and shall not permit any tenant or other person to) remove, demolish or alter the Mortgaged Property or any part of the Mortgaged Property, including any removal, demolition or alteration occurring in connection with a rehabilitation of all or part of the Mortgaged Property, except (i) in connection with the replacement of tangible Personalty, (ii) if Borrower is a cooperative housing corporation or association, to the extent permitted with respect to individual dwelling

units under the form of proprietary lease or occupancy agreement and (iii) repairs and replacements in connection with making an individual unit ready for a new occupant.

(g)   Unless otherwise waived by Lender in writing, Borrower must have or must establish and must adhere to the MMP. If the Borrower is required to have an MMP, the Borrower must keep all MMP documentation at the Mortgaged Property or at the management agent's office and available for the Lender or the Loan Servicer to review during any annual assessment or other inspection of the Mortgaged Property that is required by Lender.

(h)   If Borrower is a housing cooperative corporation or association, until the Indebtedness is paid in full Borrower shall not reduce the maintenance fees, charges or assessments payable by shareholders or residents under proprietary leases or occupancy agreements below a level which is sufficient to pay all expenses of the Borrower, including, without limitation, all operating and other expenses for the Mortgaged Property and all payments due pursuant to the terms of the Note and any Loan Documents.

18.   ENVIRONMENTAL HAZARDS.

(a)   Except for matters described in Section 18(b), Borrower shall not cause or permit any of the following:

(i)   the presence, use, generation, release, treatment, processing, storage (including storage in above ground and underground storage tanks), handling, or disposal of any Hazardous Materials on or under the Mortgaged Property;

(ii)   the transportation of any Hazardous Materials to, from, or across the Mortgaged Property;

(iii)   any occurrence or condition on the Mortgaged Property, which occurrence or condition is or may be in violation of Hazardous Materials Laws;

(iv)   any violation of or noncompliance with the terms of any Environmental Permit with respect to the Mortgaged Property; or

(v)   any violation or noncompliance with the terms of any O&M Program as defined in subsection (d).

The matters described in clauses (i) through (v) above, except as otherwise provided in Section 18(b), are referred to collectively in this Section 18 as "**Prohibited Activities or Conditions.**"

(b)   Prohibited Activities or Conditions shall not include lawful conditions permitted by an O&M Program or the safe and lawful use and storage of quantities of (i) pre-packaged supplies, cleaning materials and petroleum products customarily used in the operation and maintenance of comparable multifamily properties, (ii) cleaning materials, personal grooming items and other items sold in pre-packaged containers for consumer use and used by tenants and occupants of residential dwelling units in the Mortgaged Property; and (iii) petroleum products used in the operation and maintenance of motor vehicles from time to time located on the Mortgaged Property's parking areas, so long as all of the foregoing are used, stored, handled, transported and disposed of in compliance with Hazardous Materials Laws.

(c)   Borrower shall take all commercially reasonable actions (including the inclusion of appropriate provisions in any Leases executed after the date of this Instrument) to prevent its employees, agents, and contractors, and all tenants and other occupants from causing or permitting any Prohibited Activities or Conditions. Borrower shall not lease or allow the sublease or use of all or any portion of the Mortgaged Property to any tenant or subtenant for nonresidential use by any user that, in the ordinary course of its business, would cause or permit any Prohibited Activity or Condition.

(d)   As required by Lender, Borrower shall also have established a written operations and maintenance program with respect to certain Hazardous Materials. Each such operations and maintenance program and any additional or revised operations and maintenance programs established for the Mortgaged Property pursuant to this Section 18 must be approved by Lender and shall be referred to herein as an "**O&M Program**." Borrower shall comply in a timely manner with, and cause all employees, agents, and contractors of Borrower and any other Persons present on the Mortgaged Property to comply with each O&M Program. Borrower shall pay all costs of performance of Borrower's obligations under any O&M Program, and Lender's out of pocket costs incurred in connection with the monitoring and review of each O&M Program and Borrower's performance shall be paid by Borrower upon demand by Lender. Any such out-of-pocket costs of Lender that Borrower fails to pay promptly shall become an additional part of the Indebtedness as provided in Section 12.

(e)   Borrower represents and warrants to Lender that, except as previously disclosed by Borrower to Lender in writing (which written disclosure may be in certain environmental assessments and other written reports accepted by Lender in connection with the funding of the Indebtedness and dated prior to the date of this Instrument):

(i)   Borrower has not at any time engaged in, caused or permitted any Prohibited Activities or Conditions on the Mortgaged Property;

(ii)   to the best of Borrower's knowledge after reasonable and diligent inquiry, no Prohibited Activities or Conditions exist or have existed on the Mortgaged Property;

(iii)   the Mortgaged Property does not now contain any underground storage tanks, and, to the best of Borrower's knowledge after reasonable and diligent inquiry, the Mortgaged Property has not contained any underground storage tanks in the past. If there is an underground storage tank located on the Mortgaged Property that has been previously disclosed by Borrower to Lender in writing, that tank complies with all requirements of Hazardous Materials Laws;

(iv)   to the best of Borrower's knowledge after reasonable and diligent inquiry, Borrower has complied with all Hazardous Materials Laws, including all requirements for notification regarding releases of Hazardous Materials. Without limiting the generality of the foregoing, Borrower has obtained all Environmental Permits required for the operation of the Mortgaged Property in accordance with Hazardous Materials Laws now in effect and all such Environmental Permits are in full force and effect;

(v)   to the best of Borrower's knowledge after reasonable and diligent inquiry, no event has occurred with respect to the Mortgaged Property that

constitutes, or with the passing of time or the giving of notice would constitute, noncompliance with the terms of any Environmental Permit;

(vi)   there are no actions, suits, claims or proceedings pending or, to the best of Borrower's knowledge after reasonable and diligent inquiry, threatened that involve the Mortgaged Property and allege, arise out of, or relate to any Prohibited Activity or Condition; and

(vii)   Borrower has not received any written complaint, order, notice of violation or other communication from any Governmental Authority with regard to air emissions, water discharges, noise emissions or Hazardous Materials, or any other environmental, health or safety matters affecting the Mortgaged Property.

(f)   Borrower shall promptly notify Lender in writing upon the occurrence of any of the following events:

(i)   Borrower's discovery of any Prohibited Activity or Condition;

(ii)   Borrower's receipt of or knowledge of any written complaint, order, notice of violation or other communication from any tenant, management agent, Governmental Authority or other Person with regard to present or future alleged Prohibited Activities or Conditions, or any other environmental, health or safety matters affecting the Mortgaged Property; or

(iii)   Borrower's breach of any of its obligations under this Section 18.

Any such notice given by Borrower shall not relieve Borrower of, or result in a waiver of, any obligation under this Instrument, the Note, or any other Loan Document.

(g)   Borrower shall pay promptly the costs of any environmental inspections, tests or audits, a purpose of which is to identify the extent or cause of or potential for a Prohibited Activity or Condition ("**Environmental Inspections**"), required by Lender in connection with any foreclosure or deed in lieu of foreclosure, or as a condition of Lender's consent to any Transfer under Section 21, or required by Lender following a reasonable determination by Lender that Prohibited Activities or Conditions may exist. Any such costs incurred by Lender (including Attorneys' Fees and Costs and the costs of technical consultants whether incurred in connection with any judicial or administrative process or otherwise) that Borrower fails to pay promptly shall become an additional part of the Indebtedness as provided in Section 12. As long as (i) no Event of Default has occurred and is continuing, (ii) Borrower has actually paid for or reimbursed Lender for all costs of any such Environmental Inspections performed or required by Lender, and (iii) Lender is not prohibited by law, contract or otherwise from doing so, Lender shall make available to Borrower, without representation of any kind, copies of Environmental Inspections prepared by third parties and delivered to Lender. Lender hereby reserves the right, and Borrower hereby expressly authorizes Lender, to make available to any party, including any prospective bidder at a foreclosure sale of the Mortgaged Property, the results of any Environmental Inspections made by or for Lender with respect to the Mortgaged Property. Borrower consents to Lender notifying any party (either as part of a notice of sale or otherwise) of the results of any Environmental Inspections made by or for Lender. Borrower acknowledges that Lender cannot control or otherwise assure the truthfulness or accuracy of the results of any Environmental Inspections and that the release of such results to prospective bidders at a foreclosure sale of the Mortgaged Property may have a material and adverse effect upon the

amount that a party may bid at such sale. Borrower agrees that Lender shall have no liability whatsoever as a result of delivering the results to any third party of any Environmental Inspections made by or for Lender, and Borrower hereby releases and forever discharges Lender from any and all claims, damages, or causes of action, arising out of, connected with or incidental to the results of, the delivery of any of Environmental Inspections made by or for Lender.

(h)   If any investigation, site monitoring, containment, clean-up, restoration or other remedial work ("**Remedial Work**") is necessary to comply with any Hazardous Materials Law or order of any Governmental Authority that has or acquires jurisdiction over the Mortgaged Property or the use, operation or improvement of the Mortgaged Property, or is otherwise required by Lender as a consequence of any Prohibited Activity or Condition or to prevent the occurrence of a Prohibited Activity or Condition, Borrower shall, by the earlier of (i) the applicable deadline required by Hazardous Materials Law or (ii) 30 days after Notice from Lender demanding such action, begin performing the Remedial Work, and thereafter diligently prosecute it to completion, and shall in any event complete the work by the time required by applicable Hazardous Materials Law. If Borrower fails to begin on a timely basis or diligently prosecute any required Remedial Work, Lender may, at its option, cause the Remedial Work to be completed, in which case Borrower shall reimburse Lender on demand for the cost of doing so. Any reimbursement due from Borrower to Lender shall become part of the Indebtedness as provided in Section 12.

(i)   Borrower shall comply with all Hazardous Materials Laws applicable to the Mortgaged Property. Without limiting the generality of the previous sentence, Borrower shall (i) obtain and maintain all Environmental Permits required by Hazardous Materials Laws and comply with all conditions of such Environmental Permits; (ii) cooperate with any inquiry by any Governmental Authority; and (iii) comply with any governmental or judicial order that arises from any alleged Prohibited Activity or Condition.

(j)   Borrower shall indemnify, hold harmless and defend (i) Lender, including any custodian, trustee and any other fiduciaries who hold or have held a full or partial interest in the Loan for the benefit of third parties, (ii) any prior owner or holder of the Note, (iii) the Loan Servicer, (iv) any prior Loan Servicer, (v) the officers, directors, shareholders, partners, employees and trustees of any of the foregoing, and (vi) the heirs, legal representatives, successors and assigns of each of the foregoing (collectively, the "**Indemnitees**") from and against all proceedings, claims, damages, penalties and costs (whether initiated or sought by Governmental Authorities or private parties), including Attorneys' Fees and Costs and remediation costs, whether incurred in connection with any judicial or administrative process or otherwise, arising directly or indirectly from any of the following:

> (i)   any breach of any representation or warranty of Borrower in this Section 18;
>
> (ii)   any failure by Borrower to perform any of its obligations under this Section 18;
>
> (iii)   the existence or alleged existence of any Prohibited Activity or Condition;
>
> (iv)   the presence or alleged presence of Hazardous Materials on or under the Mortgaged Property or in any of the Improvements; and
>
> (v)   the actual or alleged violation of any Hazardous Materials Law.

(k)   Counsel selected by Borrower to defend Indemnitees shall be subject to the approval of those Indemnitees. In any circumstances in which the indemnity under this Section 18 applies, Lender may employ its own legal counsel and consultants to prosecute, defend or negotiate any claim or legal or administrative proceeding and Lender, with the prior written consent of Borrower (which shall not be unreasonably withheld, delayed or conditioned) may settle or compromise any action or legal or administrative proceeding. However, unless an Event of Default has occurred and is continuing, or the interests of Borrower and Lender are in conflict, as determined by Lender in its discretion, Lender shall permit Borrower to undertake the actions referenced in this Section 18 in accordance with this Section 18(k) and Section 18(l) so long as Lender approves such action, which approval shall not be unreasonably withheld or delayed. Borrower shall reimburse Lender upon demand for all costs and expenses incurred by Lender, including all costs of settlements entered into in good faith, consultants' fees and Attorneys' Fees and Costs.

(l)   Borrower shall not, without the prior written consent of those Indemnitees who are named as parties to a claim or legal or administrative proceeding (a "**Claim**"), settle or compromise the Claim if the settlement (i) results in the entry of any judgment that does not include as an unconditional term the delivery by the claimant or plaintiff to Lender of a written release of those Indemnitees, satisfactory in form and substance to Lender; or (ii) may materially and adversely affect Lender, as determined by Lender in its discretion.

(m)   Borrower's obligation to indemnify the Indemnitees shall not be limited or impaired by any of the following, or by any failure of Borrower or any guarantor to receive notice of or consideration for any of the following:

    (i)   any amendment or modification of any Loan Document;

    (ii)   any extensions of time for performance required by any Loan Document;

    (iii)   any provision in any of the Loan Documents limiting Lender's recourse to property securing the Indebtedness, or limiting the personal liability of Borrower or any other party for payment of all or any part of the Indebtedness;

    (iv)   the accuracy or inaccuracy of any representations and warranties made by Borrower under this Instrument or any other Loan Document;

    (v)   the release of Borrower or any other Person, by Lender or by operation of law, from performance of any obligation under any Loan Document;

    (vi)   the release or substitution in whole or in part of any security for the Indebtedness; and

    (vii)   Lender's failure to properly perfect any lien or security interest given as security for the Indebtedness.

(n)   Borrower shall, at its own cost and expense, do all of the following:

    (i)   pay or satisfy any judgment or decree that may be entered against any Indemnitee or Indemnitees in any legal or administrative proceeding incident to any matters against which Indemnitees are entitled to be indemnified under this Section 18;

(ii)   reimburse Indemnitees for any expenses paid or incurred in connection with any matters against which Indemnitees are entitled to be indemnified under this Section 18; and

(iii)   reimburse Indemnitees for any and all expenses, including Attorneys' Fees and Costs, paid or incurred in connection with the enforcement by Indemnitees of their rights under this Section 18, or in monitoring and participating in any legal or administrative proceeding.

(o)   The provisions of this Section 18 shall be in addition to any and all other obligations and liabilities that Borrower may have under applicable law or under other Loan Documents, and each Indemnitee shall be entitled to indemnification under this Section 18 without regard to whether Lender or that Indemnitee has exercised any rights against the Mortgaged Property or any other security, pursued any rights against any guarantor, or pursued any other rights available under the Loan Documents or applicable law. If Borrower consists of more than one Person, the obligation of those Persons to indemnify the Indemnitees under this Section 18 shall be joint and several. The obligation of Borrower to indemnify the Indemnitees under this Section 18 shall survive any repayment or discharge of the Indebtedness, any foreclosure proceeding, any foreclosure sale, any delivery of any deed in lieu of foreclosure, and any release of record of the lien of this Instrument. Notwithstanding the foregoing, if Lender has never been a mortgagee-in-possession of, or held title to, the Mortgaged Property, Borrower shall have no obligation to indemnify the Indemnitees under this Section 18 after the date of the release of record of the lien of this Instrument by payment in full at the Maturity Date or by voluntary prepayment in full.

19.   PROPERTY AND LIABILITY INSURANCE.

(a)   At all times during the term hereof, Borrower shall maintain, at its sole cost and expense, for the mutual benefit of Borrower and Lender, the following policies of insurance:

(i)   Insurance against any peril included within the classification "All Risks of Physical Loss" with extended coverage in amounts at all times sufficient to prevent Borrower from becoming a co-insurer within the terms of the applicable policies, but in any event such insurance shall be maintained in an amount equal to the full insurable value of the Mortgaged Property. The policy referred to in this Section 19 shall contain a replacement cost endorsement and a waiver of depreciation. As used in this Instrument, "full insurable value" means the actual replacement cost of the Improvements and Personalty (without taking into account any depreciation), determined annually by an insurer or by Borrower or, at the request of Lender, by an insurance broker (subject to Lender's reasonable approval). In all cases where any of the Improvements or the use of the Mortgaged Property shall at any time constitute legal non-conforming structures or uses under applicable legal requirements of any Governmental Authority, the policy referred to in this Section 19 must include "Ordinance and Law Coverage," with "Time Element," "Loss to the Undamaged Portion of the Building," "Demolition Cost" and "Increased Cost of Construction" endorsements, in the amount of coverage required by Lender;

(ii)   Commercial general liability insurance, including contractual injury, bodily injury, broad form death and property damage liability against any

and all claims, including all legal liability to the extent insurable imposed upon Borrower and all Attorneys' Fees and Costs, arising out of or connected with the possession, use, leasing, operation, maintenance or condition of the Mortgaged Property with a combined limit of not less than $2,000,000 in the aggregate and $1,000,000 per occurrence, plus umbrella or excess liability coverage with minimum limits in the aggregate and per occurrence of $1,000,000 for Improvements that have 1 to 3 stories and an additional $2,000,000 in coverage for each additional story with maximum required coverage of $15,000,000, plus motor vehicle liability coverage for all owned and non-owned vehicles (including, without limitation, rented and leased vehicles) containing minimum limits per occurrence, including umbrella coverage, of $1,000,000.

(iii)   Statutory workers' compensation insurance;

(iv)   Business interruption including loss of rental value insurance for the Mortgaged Property in an amount equal to not less than twelve (12) months' estimated gross Rents attributable to the Mortgaged Property and based on gross Rents for the immediately preceding year and otherwise sufficient to avoid any co-insurance penalty with a 90 day extended period of indemnity (but a minimum of eighteen (18) months' estimated gross Rents attributable to the Mortgaged Property and based on gross Rents for the immediately preceding year and otherwise sufficient to avoid any co-insurance penalty with a 90 day extended period of indemnity when (A) the Improvements have 5 or more stories or (B) at all times during which the Indebtedness is equal to or greater than $50,000,000);

(v)   If any portion of the Improvements are located within a federally designated flood hazard zone, flood insurance in an amount equal to the full insurable value of the portion of such Improvements within such flood hazard zone. Such coverage may need to be purchased through excess carriers if the required coverage exceeds the maximum insurance allowed under the federal flood insurance program;

(vi)   Insurance against loss or damage from (A) leakage of sprinkler systems and (B) explosion of steam boilers, air conditioning equipment, pressure vessels or similar apparatus now or hereafter installed at the Mortgaged Property, in such amounts as Lender may from time to time reasonably require and which are customarily required by institutional lenders with respect to similar properties similarly situated;

(vii)   The insurance required under clauses (i) and (iv) above shall cover perils of terrorism and acts of terrorism and Borrower shall maintain commercial property insurance for loss resulting from perils and acts of terrorism on terms (including amounts) consistent with those required under clauses (i) and (iv) above at all times during the term of the Loan evidenced by the Note;

(viii)   During any period of Restoration, builder's "all risk" insurance in an amount equal to not less than the full insurable value of the Property against such risks (including fire and extended coverage and collapse of

the Improvements to agreed limits) as Lender may request, in form and substance acceptable to Lender; and

(ix)   Such other insurance with respect to the Improvements and Personalty located on the Property against loss or damage as required by Lender (including, without limitation, liquor/dramshop, Mold, hurricane, windstorm and earthquake insurance) provided such insurance is of the kind for risks from time to time customarily insured against and in such minimum coverage amounts and maximum deductibles as are generally required by institutional lenders for properties comparable to the Mortgaged Property or which Lender may deem necessary in its reasonable discretion; provided, however, if Lender requires earthquake insurance, the amount of coverage must be equal to 150% of the probable maximum loss for the Mortgaged Property but Lender shall not require earthquake insurance if the probable maximum loss for the Mortgaged Property is less than twenty percent (20%). In the event any updated reports or other documentation are reasonably required by Lender in order to determine whether such additional insurance is necessary or prudent, Borrower shall pay for all such documentation at its sole cost and expense.

All insurance required pursuant to subsections (i) and subsections (iv) through (ix) shall be referred to as "Hazard Insurance".

(b)   All premiums on insurance policies required under Section 19(a) shall be paid in the manner provided in Section 7, unless Lender has designated in writing another method of payment. All such policies shall also be in a form approved by Lender. All policies of Hazard Insurance must include a non-contributing, non-reporting mortgagee clause in favor of, and in a form approved by, Lender. All policies for general liability insurance must contain a standard additional insured provision, in favor of, and in a form approved by Lender. Borrower shall deliver to Lender a legible copy of each insurance policy (or duplicate original), and Borrower shall promptly deliver to Lender a copy of all renewal and other notices received by Borrower with respect to the policies and all receipts for paid premiums. At least 30 days prior to the expiration date of any insurance policy, Borrower shall deliver to Lender evidence acceptable to Lender that the policy has been renewed. If Borrower has not delivered a legible copy of each renewal policy (or a duplicate original) prior to the expiration date of any insurance policy, Borrower shall deliver a legible copy of each renewal policy (or a duplicate original) in a form satisfactory to Lender within 60 days after the expiration date of the original policy.

(c)   Borrower will maintain the insurance coverage described in this Section 19 with companies acceptable to Lender and with a claims paying ability of at least (i) "A-" or its equivalent by Fitch, Inc., (ii) "A-" or its equivalent by Standard & Poor's Ratings Services, a division of The McGraw-Hill Companies, Inc., (iii) "A3" or its equivalent by Moody's Investors Service, Inc. or (iv) "A VIII" or its equivalent by A.M. Best Company. All insurers providing insurance required by this Instrument must be authorized to issue insurance in the Property Jurisdiction.

(d)   All insurance policies and renewals of insurance policies required by this Section 19 shall be for such periods as Lender may from time to time require.

(e)   Borrower shall comply with all insurance requirements and shall not permit any condition to exist on the Mortgaged Property that would invalidate any part of any insurance coverage that this Instrument requires Borrower to maintain.

(f)   In the event of loss, Borrower shall give immediate written notice to the insurance carrier and to Lender. Borrower hereby authorizes and appoints Lender as attorney in fact for Borrower to make proof of loss, to adjust and compromise any claims under policies of Hazard Insurance, to appear in and prosecute any action arising from such Hazard Insurance policies, to collect and receive the proceeds of Hazard Insurance, to hold the proceeds of Hazard Insurance, and to deduct from such proceeds Lender's expenses incurred in the collection of such proceeds. This power of attorney is coupled with an interest and therefore is irrevocable. However, nothing contained in this Section 19 shall require Lender to incur any expense or take any action. Lender may, at Lender's option, (i) require a "repair or replacement" settlement, in which case the proceeds will be used to reimburse Borrower for the cost of restoring and repairing the Mortgaged Property to the equivalent of its original condition or to a condition approved by Lender (the "**Restoration**"), or (ii) require an "actual cash value" settlement in which case the proceeds may be applied to the payment of the Indebtedness, whether or not then due. To the extent Lender determines to require a repair or replacement settlement and apply insurance proceeds to Restoration, Lender shall apply the proceeds in accordance with Lender's then-current policies relating to the restoration of casualty damage on similar multifamily properties.

(g)   Notwithstanding any provision to the contrary in this Section 19, as long as no Event of Default, or any event which, with the giving of Notice or the passage of time, or both, would constitute an Event of Default, has occurred and is continuing,

(i)   in the event of a casualty resulting in damage to the Mortgaged Property which will cost $25,000 or less to repair, the Borrower shall have the sole right to make proof of loss, adjust and compromise the claim and collect and receive any proceeds directly without the approval or prior consent of the Lender so long as the insurance proceeds are used solely for the Restoration of the Mortgaged Property; and

(ii)   in the event of a casualty resulting in damage to the Mortgaged Property which will cost more than $25,000 but less than $100,000 to repair, the Borrower is authorized to make proof of loss and adjust and compromise the claim without the prior consent of Lender, and Lender shall hold the applicable insurance proceeds to be used to reimburse Borrower for the cost of Restoration of the Mortgaged Property and shall not apply such proceeds to the payment of sums due under this Instrument.

(h)   Lender will have the right to exercise its option to apply insurance proceeds to the payment of the Indebtedness only if Lender determines that at least one of the following conditions is met:

(i)   an Event of Default (or any event, which, with the giving of Notice or the passage of time, or both, would constitute an Event of Default) has occurred and is continuing;

(ii)   Lender determines, in its discretion, that there will not be sufficient funds from insurance proceeds, anticipated contributions of Borrower of its own funds or other sources acceptable to Lender to complete the Restoration;

(iii)   Lender determines, in its discretion, that the rental income from the Mortgaged Property after completion of the Restoration will not be sufficient to meet all operating costs and other expenses, Imposition

Deposits, deposits to reserves and Loan repayment obligations relating to the Mortgaged Property;

(iv) Lender determines, in its discretion, that the Restoration will not be completed by the earlier of (A) at least one year before the Maturity Date (or six months before the Maturity Date if Lender determines in its discretion that re-leasing of the Mortgaged Property will be completed within such six-month period) or (B) the expiration of the business interruption coverage;

(v) Lender determines that the Restoration will not be completed within one year after the date of the loss or casualty;

(vi) the casualty involved an actual or constructive loss of more than 30% of the fair market value of the Mortgaged Property, and rendered untenantable more than 30% of the aggregate rentable square footage of the Mortgaged Property;

(vii) after Restoration the fair market value of the Mortgaged Property is expected to be less than the fair market value of the Mortgaged Property immediately prior to such casualty (assuming the affected portion of the Mortgaged Property is relet within a reasonable period after the date of such casualty); or

(viii) Leases covering at least 65% of the aggregate rentable square footage of the Mortgaged Property shall not remain in full force and effect during and after the completion of Restoration.

(i)   If the Mortgaged Property is sold at a foreclosure sale or Lender acquires title to the Mortgaged Property, Lender shall automatically succeed to all rights of Borrower in and to any insurance policies and unearned insurance premiums and in and to the proceeds resulting from any damage to the Mortgaged Property prior to such sale or acquisition.

(j)   Unless Lender otherwise agrees in writing, any application of any insurance proceeds to the Indebtedness shall not extend or postpone the due date of any monthly installments referred to in the Note, Section 7 of this Instrument or any Collateral Agreement, or change the amount of such installments.

(k)   Borrower agrees to execute such further evidence of assignment of any insurance proceeds as Lender may require.

20.   CONDEMNATION.

(a)   Borrower shall promptly notify Lender in writing of any action or proceeding or notice relating to any proposed or actual condemnation or other taking, or conveyance in lieu thereof, of all or any part of the Mortgaged Property, whether direct or indirect (a "**Condemnation**"). Borrower shall appear in and prosecute or defend any action or proceeding relating to any Condemnation unless otherwise directed by Lender in writing. Borrower authorizes and appoints Lender as attorney in fact for Borrower to commence, appear in and prosecute, in Lender's or Borrower's name, any action or proceeding relating to any Condemnation and to settle or compromise any claim in connection with any Condemnation, after consultation with Borrower and consistent with commercially reasonable standards of a

prudent lender. This power of attorney is coupled with an interest and therefore is irrevocable. However, nothing contained in this Section 20 shall require Lender to incur any expense or take any action. Borrower hereby transfers and assigns to Lender all right, title and interest of Borrower in and to any award or payment with respect to (i) any Condemnation, or any conveyance in lieu of Condemnation, and (ii) any damage to the Mortgaged Property caused by governmental action that does not result in a Condemnation.

(b)   Lender may hold such awards or proceeds and apply such awards or proceeds, after the deduction of Lender's expenses incurred in the collection of such amounts (including Attorneys' Fees and Costs) at Lender's option, to the restoration or repair of the Mortgaged Property or to the payment of the Indebtedness, with the balance, if any, to Borrower. Unless Lender otherwise agrees in writing, any application of any awards or proceeds to the Indebtedness shall not extend or postpone the due date of any monthly installments referred to in the Note, Section 7 of this Instrument or any Collateral Agreement, or change the amount of such installments. Borrower agrees to execute such further evidence of assignment of any awards or proceeds as Lender may require.

(c)   Notwithstanding any provision to the contrary in this Section 20, in the event of a partial Condemnation of the Mortgaged Property, as long as no Event of Default, or any event which, with the giving of Notice or the passage of time, or both, would constitute an Event of Default, has occurred and is continuing,

> (i)   in the event of a partial Condemnation resulting in proceeds or awards in the amount of $25,000 or less, the Borrower shall have the sole right to make proof of loss, adjust and compromise the claim and collect and receive any proceeds directly without the approval or prior consent of the Lender so long as the proceeds or awards are used solely for the Restoration of the Mortgaged Property; and

> (ii)   in the event of a partial Condemnation resulting in proceeds or awards in the amount of more than $25,000 but less than $100,000, the Borrower is authorized to make proof of loss and adjust and compromise the claim without the prior consent of Lender, and Lender shall hold the applicable proceeds or awards to be used to reimburse Borrower for the cost of Restoration of the Mortgaged Property and shall not apply such proceeds and awards to the payment of sums due under this Instrument.

(d)   In the event of a partial Condemnation of the Mortgaged Property resulting in proceeds or awards in the amount of $100,000 or more, Lender will have the right to exercise its option to apply Condemnation proceeds to the payment of the Indebtedness only if Lender determines that at least one of the following conditions is met:

> (i)   an Event of Default (or any event, which, with the giving of Notice or the passage of time, or both, would constitute an Event of Default) has occurred and is continuing;

> (ii)   Lender determines, in its discretion, that there will not be sufficient funds from Condemnation proceeds, anticipated contributions of Borrower of its own funds or other sources acceptable to Lender to complete the Restoration;

(iii) Lender determines, in its discretion, that the rental income from the Mortgaged Property after completion of the Restoration will not be sufficient to meet all operating costs and other expenses, Imposition Deposits, deposits to reserves and Loan repayment obligations relating to the Mortgaged Property;

(iv) Lender determines, in its discretion, that the Restoration will not be completed at least one year before the Maturity Date (or six months before the Maturity Date if Lender determines in its discretion that re-leasing of the Mortgaged Property will be completed within such six-month period);

(v) Lender determines that the Restoration will not be completed within one year after the date of the Condemnation;

(vi) the Condemnation involved an actual or constructive loss of more than 15% of the fair market value of the Mortgaged Property, and rendered untenantable more than 25% of the aggregate rentable square footage of the Mortgaged Property;

(vii) after Restoration the fair market value of the Mortgaged Property is expected to be less than the fair market value of the Mortgaged Property immediately prior to the Condemnation (assuming the affected portion of the Mortgaged Property is relet within a reasonable period after the date of the Condemnation); or

(viii) Leases covering at least 65% of the aggregate rentable square footage of the Mortgaged Property shall not remain in full force and effect during and after the completion of Restoration.

(e)   If the Mortgaged Property is sold at a foreclosure sale or Lender acquires title to the Mortgaged Property, Lender shall automatically succeed to all rights of Borrower in and to any Condemnation proceeds and awards prior to such sale or acquisition.

(f)   Borrower agrees to execute such further evidence of assignment of any Condemnation proceeds as Lender may require.

21.   TRANSFERS OF THE MORTGAGED PROPERTY OR INTERESTS IN BORROWER.   [RIGHT TO UNLIMITED TRANSFERS -- WITH LENDER APPROVAL]. Notwithstanding anything to the contrary in this Section 21, no Transfer will be permitted under this Section 21 unless the provisions of Section 33 are satisfied.

(a)   **"Transfer"** means

(i) a sale, assignment, transfer or other disposition or divestment of any interest therein (whether voluntary, involuntary or by operation of law);

(ii) the granting, creating or attachment of a lien, encumbrance or security interest (whether voluntary, involuntary or by operation of law);

(iii) the issuance or other creation of an ownership interest in a legal entity, including a partnership interest, interest in a limited liability company or corporate stock;

(iv)   the withdrawal, retirement, removal or involuntary resignation of a partner in a partnership or a member or Manager in a limited liability company; or

(v)   the merger, dissolution, liquidation, or consolidation of a legal entity or the reconstitution of one type of legal entity into another type of legal entity.

For purposes of defining the term "Transfer," the term "partnership" shall mean a general partnership, a limited partnership, and a joint venture, and the term "partner" shall mean a general partner, a limited partner and a joint venturer.

(b)   "Transfer" does not include

(i)   a conveyance of the Mortgaged Property at a judicial or non-judicial foreclosure sale under this Instrument,

(ii)   the Mortgaged Property becoming part of a bankruptcy estate by operation of law under the United States Bankruptcy Code, or

(iii)   a lien against the Mortgaged Property for local taxes and/or assessments not then due and payable.

(c)   The occurrence of any of the following Transfers shall not constitute an Event of Default under this Instrument, notwithstanding any provision of Section 21(e) to the contrary:

(i)   a Transfer to which Lender has consented;

(ii)   a Transfer that occurs in accordance with Section 21(d);

(iii)   the grant of a leasehold interest in an individual dwelling unit for a term of two years or less not containing an option to purchase;

(iv)   a Transfer of obsolete or worn out Personalty or Fixtures that are contemporaneously replaced by items of equal or better function and quality, which are free of liens, encumbrances and security interests other than those created by the Loan Documents or consented to by Lender;

(v)   the creation of a mechanic's, materialman's, or judgment lien against the Mortgaged Property, which is released of record or otherwise remedied to Lender's satisfaction within 60 days of the date of creation;

(vi)   if Borrower is a housing cooperative corporation or association, the Transfer of more than 49 percent of the shares in the housing cooperative or the assignment of more than 49 percent of the occupancy agreements or leases relating thereto by tenant shareholders of the housing cooperative or association to other tenant shareholders;

(vii)   any Transfer of an interest in Borrower or any interest in a Controlling Entity (which, if such Controlling Entity were Borrower, would result in an Event of Default) listed in (A) through (F) below (a "**Preapproved Transfer**"), under the terms and conditions listed as items (1) through (10) below:

(A)   a sale or transfer to one or more of the transferor's immediate family members; or

(B)   a sale or transfer to any trust having as its sole beneficiaries the transferor and/or one or more of the transferor's immediate family members; or

(C)   a sale or transfer from a trust to any one or more of its beneficiaries who are immediate family members of the transferor ; or

(D)   the substitution or replacement of the trustee of any trust with a trustee who is an immediate family member of the transferor; or

(E)   a sale or transfer to an entity owned and Controlled by the transferor or the transferor's immediate family members; or

(F)   a sale or transfer to a natural person or entity that has an existing interest in the Borrower or in a Controlling Entity.

    (1)   Borrower shall provide Lender with prior written Notice of the proposed Preapproved Transfer, which Notice must be accompanied by a non-refundable review fee in the amount of $3,000.00.

    (2)   For the purposes of these Preapproved Transfers, a transferor's immediate family members will be deemed to include a spouse, parent, child or grandchild of such transferor.

    (3)   Either directly or indirectly, [See Exhibit B] shall retain at all times a Controlling Interest in the Borrower and manage the day-to-day operations of the Borrower.

    (4)   At the time of the proposed Preapproved Transfer, no Event of Default shall have occurred and be continuing and no event or condition shall have occurred and be continuing that, with the giving of Notice or the passage of time, or both, would become an Event of Default.

    (5)   Lender shall be entitled to collect all costs, including the cost of all title searches, title insurance and recording costs, and all Attorneys' Fees and Costs.

    (6)   Lender shall not be entitled to collect a transfer fee as a result of these Preapproved Transfers.

    (7)   In the event of a Transfer prohibited by or requiring Lender's approval under this Section 21, this Section (c)(vii) may be modified or rendered void by Lender at Lender's option by Notice to Borrower and the transferee(s), as a condition of Lender's consent.

(8)   if any certificates evidencing the Securitization remain outstanding, a Rating Confirmation.

(9)   If a nonconsolidation opinion was delivered at origination of the Loan and if, after giving effect to all Preapproved Transfers and all prior Transfers, fifty percent (50%) or more in the aggregate of direct or indirect interests in Borrower are owned by any Person and its Affiliates that owned less than a fifty percent (50%) direct or indirect interest in Borrower as of the origination of the Loan, an opinion of counsel for Borrower, in form and substance satisfactory to Lender and to the Rating Agencies, with regard to nonconsolidation.

(10)   Confirmation acceptable to Lender that Section 33 continues to be satisfied; and

(viii)   a Supplemental Mortgage that complies with Section 43 or Defeasance that complies with Section 44.

(d)   The occurrence of any of the following Transfers shall not constitute an Event of Default under this Instrument, provided such Transfer does not constitute an Event of Default under any other Section of this Instrument:

(i)   a Transfer that occurs by devise, descent, or by operation of law upon the death of a natural person to one or more members of the immediate family of such natural person or to a trust or family conservatorship established for the benefit of such immediate family member or members, provided that:

(A)   The Property Manager (or a replacement property manager approved by Lender), if applicable, continues to be responsible for the management of the Mortgaged Property, and such Transfer shall not result in a change in the day-to-day operations of the Mortgaged Property;

(B)   those persons responsible for the management and control of Borrower remain unchanged as a result of such Transfer, or any replacement management is approved by Lender;

(C)   Lender receives confirmation acceptable to Lender that Section 33 continues to be satisfied;

(D)   each guarantor executes such documents and agreements as Lender shall reasonably require to evidence and effectuate the ratification of each guaranty and indemnity agreement, or in the event of the death of any guarantor or indemnitor, the Borrower causes one or more natural persons or entities acceptable to Lender to execute and deliver to Lender a guaranty in a form acceptable to Lender, without any cost or expense to Lender;

(E)   Borrower shall give Lender Notice of such Transfer together with copies of all documents effecting such Transfer not less than thirty (30) calendar days after the date of such Transfer, and contemporaneously therewith, shall (1) reaffirm the warranties and representations under Section 10 and Section 48 of this Instrument and (2) satisfy Lender, in its discretion, that such Transferee's organization, credit and experience in the management of similar properties are deemed to be appropriate to the overall structure and documentation of the existing financing;

(F)   such legal opinions from Transferee's counsel as Lender deems necessary, including an opinion that the Transferee and any SPE Equity Owner is in compliance with Section 33 of this Instrument, a nonconsolidation opinion (if a nonconsolidation opinion was delivered at origination of the Loan and if required by Lender), an opinion that the ratification of the Loan Documents and guaranty, if applicable, has been duly authorized, executed, and delivered and that the ratification documents and guaranty, if applicable, are enforceable as the obligation of the Transferee;

(G)   if any certificates evidencing the Securitization remain outstanding, a Rating Confirmation; and

(H)   Borrower shall pay or reimburse Lender for all costs and expenses incurred by Lender in connection with such Transfer (including all Attorneys' Fees and Costs); and

(ii)   the grant of an easement, if before the grant Lender determines that the easement will not materially affect the operation or value of the Mortgaged Property or Lender's interest in the Mortgaged Property, and Borrower pays to Lender, upon demand, all costs and expenses, including Attorneys' Fees and Costs, incurred by Lender in connection with reviewing Borrower's request; and, if the Note is held by a REMIC trust and if required by Lender, an opinion of counsel for Borrower, in form and substance satisfactory to Lender, to the effect that (A) the grant of such easement has been effected in accordance with the requirements of Treasury Regulation Section 1.860G-2(a)(8) (as such regulation may be modified, amended or replaced from time to time), (B) the qualification and status of the REMIC trust as a REMIC will not be adversely affected or impaired as a result of such grant, and (C) the REMIC trust will not incur a tax under Section 860G(d) of the Tax Code as a result of such grant.

(e)   The occurrence of any of the following Transfers shall constitute an Event of Default under this Instrument:

(i)   a Transfer of all or any part of the Mortgaged Property or any interest in the Mortgaged Property;

(ii)   if Borrower is a limited partnership, a Transfer of (A) any general partnership interest, or (B) limited partnership interests in Borrower that

would cause the Initial Owners of Borrower to own less than 50% of all limited partnership interests in Borrower;

(iii) if Borrower is a limited liability company, (A) a Transfer of any membership interest in Borrower which would cause the Initial Owners to own less than 50% of all the membership interests in Borrower or (B) a Transfer that results in a change of Manager;

(iv) if Borrower is a corporation (A) the Transfer of any voting stock in Borrower which would cause the Initial Owners to own less than 50% of any class of voting stock in Borrower or (B) if the outstanding voting stock in Borrower is held by 100 or more shareholders, one or more Transfers by a single transferor within a 12-month period affecting an aggregate of 5 percent or more of that stock;

(v) a Transfer of any interest in a Controlling Entity which, if such Controlling Entity were Borrower, would result in an Event of Default under any of Sections 21(e)(i) through (iv) above.

Lender shall not be required to demonstrate any actual impairment of its security or any increased risk of default in order to exercise any of its remedies with respect to an Event of Default under this Section 21.

(f) Lender shall consent, without any adjustment to the rate at which the Indebtedness secured by this Instrument bears interest or to any other economic terms of the Indebtedness set forth in the Note, to a Transfer that would otherwise violate this Section 21 if, prior to the Transfer, Borrower has satisfied each of the following requirements:

(i) the submission to Lender of all information required by Lender to make the determination required by this Section 21(f);

(ii) the absence of any Event of Default;

(iii) the transferee (the "**Transferee**") meets Lender's eligibility, credit, management and other standards satisfactory to Lender in its sole discretion;

(iv) the Transferee's organization, credit and experience in the management of similar properties are deemed by the Lender, in its discretion, to be appropriate to the overall structure and documentation of the existing financing;

(v) the Mortgaged Property will be managed by a property manager meeting the requirements of Section 17(e);

(vi) the Mortgaged Property, at the time of the proposed Transfer, meets all standards as to its physical condition, occupancy, net operating income and the collection of reserves satisfactory to Lender in its sole discretion;

(vii) in the case of a Transfer of all or any part of the Mortgaged Property, (A) the execution by the Transferee of Lender's then-standard assumption agreement that, among other things, requires the Transferee to perform all

obligations of Borrower set forth in the Note, this Instrument and any other Loan Documents, and may require that the Transferee comply with any provisions of this Instrument or any other Loan Document which previously may have been waived or modified by Lender, (B) if Lender requires, the Transferee causes one or more natural persons or entities acceptable to Lender to execute and deliver to Lender a guaranty in a form acceptable to Lender, and (C) the Transferee executes such additional Collateral Agreements as Lender may require;

(viii)   in the case of a Transfer of any interest in a Controlling Entity, if a guaranty has been executed and delivered in connection with the Note, this Instrument or any of the other Loan Documents, the Borrower causes one or more natural persons or entities acceptable to Lender to execute and deliver to Lender a guaranty in a form acceptable to Lender;

(ix)   If a Supplemental Mortgage is outstanding, the Borrower obtains the consent of the lender for the Supplemental Mortgage;

(x)   Lender's receipt of all of the following:

(A)   a review fee in the amount of $3,000.00;

(B)   a transfer fee in an amount equal to one percent of the unpaid principal balance of the Indebtedness immediately before the applicable Transfer; and

(C)   the amount of Lender's out of pocket costs (including reasonable Attorneys' Fees and Costs) incurred in reviewing the Transfer request and any fees charged by the Rating Agencies; and

(xi)   evidence satisfactory to Lender that the Transferee and any SPE Equity Owner of such Transferee meet the requirements of Section 33;

(xii)   such legal opinions from Transferee's counsel as Lender deems necessary, including an opinion that the Transferee and any SPE Equity Owner is in compliance with Section 33 of this Instrument, a nonconsolidation opinion (if a nonconsolidation opinion was delivered at origination of the Loan and if required by Lender), an opinion that the assignment and assumption of the Loan Documents has been duly authorized, executed, and delivered and that the assignment documents and the Loan Documents are enforceable as the obligation of the Transferee; and

(xiii)   if any certificates evidencing the Securitization remain outstanding, a Rating Confirmation.

22.   **EVENTS OF DEFAULT.** The occurrence of any one or more of the following shall constitute an Event of Default under this Instrument:

(a)   any failure by Borrower to pay or deposit when due any amount required by the Note, this Instrument or any other Loan Document;

(b)   any failure by Borrower to maintain the insurance coverage required by Section 19;

(c)   any failure by Borrower or any SPE Equity Owner to comply with the provisions of Section 33 or if any of the assumptions contained in any nonconsolidation opinions delivered to Lender at any time is or shall become untrue in any material respect;

(d)   fraud or material misrepresentation or material omission by Borrower, any of its officers, directors, trustees, general partners or managers, any SPE Equity Owner or any guarantor in connection with (i) the application for or creation of the Indebtedness, (ii) any financial statement, Rent Schedule, or other report or information provided to Lender during the term of the Indebtedness, or (iii) any request for Lender's consent to any proposed action, including a request for disbursement of funds under any Collateral Agreement;

(e)   any failure by Borrower to comply with the provisions of Section 20;

(f)   any Event of Default under Section 21;

(g)   the commencement of a forfeiture action or proceeding, whether civil or criminal, which could result in a forfeiture of the Mortgaged Property or otherwise materially impair the lien created by this Instrument or Lender's interest in the Mortgaged Property;

(h)   any failure by Borrower to perform any of its obligations under this Instrument (other than those specified in Sections 22(a) through (g)), as and when required, which continues for a period of 30 days after Notice of such failure by Lender to Borrower. However, if Borrower's failure to perform its obligations as described in this Section 22(h) is of the nature that it cannot be cured within the 30 day grace period but reasonably could be cured within 90 days, then Borrower shall have additional time as determined by Lender in its discretion, not to exceed an additional 60 days, in which to cure such default, provided that Borrower has diligently commenced to cure such default during the 30-day grace period and diligently pursues the cure of such default. However, no such Notice or grace periods shall apply in the case of any such failure which could, in Lender's judgment, absent immediate exercise by Lender of a right or remedy under this Instrument, result in harm to Lender, impairment of the Note or this Instrument or any other security given under any other Loan Document;

(i)   any failure by Borrower to perform any of its obligations as and when required under any Loan Document other than this Instrument which continues beyond the applicable cure period, if any, specified in that Loan Document;

(j)   any exercise by the holder of any other debt instrument secured by a mortgage, deed of trust or deed to secure debt on the Mortgaged Property of a right to declare all amounts due under that debt instrument immediately due and payable;

(k)   if (i) Borrower or any SPE Equity Owner shall commence any case, Proceeding or other action under any existing or future law of any jurisdiction, domestic or foreign, relating to bankruptcy, insolvency, reorganization, conservatorship or relief of debtors (A) seeking to have an order for relief entered with respect to it, or seeking to adjudicate it a bankrupt or insolvent, or seeking reorganization, arrangement, adjustment, winding-up, liquidation, dissolution, composition or other relief with respect to it or its debt, or (B) seeking appointment of a receiver, trustee, custodian, conservator or other similar official for it or for all or any substantial part of its assets; or (ii) there shall be commenced against Borrower or any SPE Equity Owner any case, Proceeding, or other action of a nature referred to in clause (i) above by any party other than

Lender which (A) results in the entry of an order for relief or any such adjudication or appointment, or (B) remains undismissed, undischarged or unbonded for a period of ninety (90) days; or (iii) there shall be commenced against Borrower or any SPE Equity Owner any case, Proceeding or other action seeking issuance of a warrant of attachment, execution, distraint or similar process against all or any substantial part of its assets which results in the entry of any order by a court of competent jurisdiction for any such relief which shall not have been vacated, discharged, or stayed or bonded pending appeal within ninety (90) days from the entry thereof; or (iv) Borrower or any SPE Equity Owner shall take any action in furtherance of, or indicating its consent to, approval of, or acquiescence in, any of the acts set forth in clause (i), (ii) or (iii) above; and

(l)   any representations and warranties by Borrower or any SPE Equity Owner in this Instrument that are false or misleading in any material respect.

23.   REMEDIES CUMULATIVE; REMEDIES OF BORROWER. Each right and remedy provided in this Instrument is distinct from all other rights or remedies under this Instrument or any other Loan Document or afforded by applicable law, and each shall be cumulative and may be exercised concurrently, independently, or successively, in any order. In the event that a claim or adjudication is made that Lender has acted unreasonably or unreasonably delayed acting in any case where, by law or under this Instrument or the other Loan Documents, Lender has an obligation to act reasonably or promptly, Lender shall not be liable for any monetary damages, and Borrower's sole remedy shall be limited to commencing an action seeking injunctive relief or declaratory judgment. Any action or proceeding to determine whether Lender has acted reasonably shall be determined by an action seeking declaratory judgment.

24.   FORBEARANCE.

(a)   Lender may (but shall not be obligated to) agree with Borrower, from time to time, and without giving notice to, or obtaining the consent of, or having any effect upon the obligations of, any guarantor or other third party obligor, to take any of the following actions: extend the time for payment of all or any part of the Indebtedness; reduce the payments due under this Instrument, the Note, or any other Loan Document; release anyone liable for the payment of any amounts under this Instrument, the Note, or any other Loan Document; accept a renewal of the Note; modify the terms and time of payment of the Indebtedness; join in any extension or subordination agreement; release any Mortgaged Property; take or release other or additional security; modify the rate of interest or period of amortization of the Note or change the amount of the monthly installments payable under the Note; and otherwise modify this Instrument, the Note, or any other Loan Document.

(b)   Any forbearance by Lender in exercising any right or remedy under the Note, this Instrument, or any other Loan Document or otherwise afforded by applicable law, shall not be a waiver of or preclude the exercise of any other right or remedy, or the subsequent exercise of any right or remedy. The acceptance by Lender of payment of all or any part of the Indebtedness after the due date of such payment, or in an amount which is less than the required payment, shall not be a waiver of Lender's right to require prompt payment when due of all other payments on account of the Indebtedness or to exercise any remedies for any failure to make prompt payment. Enforcement by Lender of any security for the Indebtedness shall not constitute an election by Lender of remedies so as to preclude the exercise of any other right available to Lender. Lender's receipt of any awards or proceeds under Sections 19 and 20 shall not operate to cure or waive any Event of Default.

25.   LOAN CHARGES. If any applicable law limiting the amount of interest or other charges permitted to be collected from Borrower is interpreted so that any charge provided for in any Loan Document, whether considered separately or together with other charges levied in connection with any other Loan Document, violates that law, and Borrower is entitled to the benefit of that law, that charge is hereby reduced to the extent necessary to eliminate that violation. The amounts, if any, previously paid to Lender in excess of the permitted amounts shall be applied by Lender to reduce the principal of the Indebtedness. For the purpose of determining whether any applicable law limiting the amount of interest or other charges permitted to be collected from Borrower has been violated, all Indebtedness which constitutes interest, as well as all other charges levied in connection with the Indebtedness which constitute interest, shall be deemed to be allocated and spread over the stated term of the Note. Unless otherwise required by applicable law, such allocation and spreading shall be effected in such a manner that the rate of interest so computed is uniform throughout the stated term of the Note.

26.   WAIVER OF STATUTE OF LIMITATIONS, OFFSETS, AND COUNTERCLAIMS. Borrower hereby waives the right to assert any statute of limitations as a bar to the enforcement of the lien of this Instrument or to any action brought to enforce any Loan Document. Borrower hereby waives the right to assert a counterclaim, other than a compulsory counterclaim, in any action or proceeding brought against it by Lender or otherwise to offset any obligations to make the payments required by the Loan Documents. No failure by Lender to perform any of its obligations hereunder shall be a valid defense to, or result in any offset against, any payments that Borrower is obligated to make under any of the Loan Documents.

27.   WAIVER OF MARSHALLING. Notwithstanding the existence of any other security interests in the Mortgaged Property held by Lender or by any other party, Lender shall have the right to determine the order in which any or all of the Mortgaged Property shall be subjected to the remedies provided in this Instrument, the Note, any other Loan Document or applicable law. Lender shall have the right to determine the order in which any or all portions of the Indebtedness are satisfied from the proceeds realized upon the exercise of such remedies. Borrower and any party who now or in the future acquires a security interest in the Mortgaged Property and who has actual or constructive notice of this Instrument waives any and all right to require the marshalling of assets or to require that any of the Mortgaged Property be sold in the inverse order of alienation or that any of the Mortgaged Property be sold in parcels or as an entirety in connection with the exercise of any of the remedies permitted by applicable law or provided in this Instrument.

28.   FURTHER ASSURANCES; LENDER'S EXPENSES. Borrower shall execute, acknowledge, and deliver, at its sole cost and expense, all further acts, deeds, conveyances, assignments, estoppel certificates, financing statements or amendments, transfers and assurances as Lender may require from time to time in order to better assure, grant, and convey to Lender the rights intended to be granted, now or in the future, to Lender under this Instrument and the Loan Documents. Borrower acknowledges and agrees that, in connection with each request by Borrower under this Instrument or any Loan Document, Borrower shall pay all reasonable Attorneys' Fees and Costs and expenses incurred by Lender, including any fees charged by the Rating Agencies, regardless of whether the matter is approved, denied or withdrawn. Any amounts payable by Borrower hereunder shall be deemed a part of the Indebtedness, shall be secured by this Instrument and shall bear interest at the Default Rate if not fully paid within ten (10) days of written demand for payment.

29.   ESTOPPEL CERTIFICATE. Within 10 days after a request from Lender, Borrower shall deliver to Lender a written statement, signed and acknowledged by Borrower, certifying to Lender or any Person designated by Lender, as of the date of such statement, (i) that

the Loan Documents are unmodified and in full force and effect (or, if there have been modifications, that the Loan Documents are in full force and effect as modified and setting forth such modifications); (ii) the unpaid principal balance of the Note; (iii) the date to which interest under the Note has been paid; (iv) that Borrower is not in default in paying the Indebtedness or in performing or observing any of the covenants or agreements contained in this Instrument or any of the other Loan Documents (or, if the Borrower is in default, describing such default in reasonable detail); (v) whether or not there are then existing any setoffs or defenses known to Borrower against the enforcement of any right or remedy of Lender under the Loan Documents; and (vi) any additional facts requested by Lender.

30. GOVERNING LAW; CONSENT TO JURISDICTION AND VENUE.

(a) This Instrument, and any Loan Document which does not itself expressly identify the law that is to apply to it, shall be governed by the laws of the jurisdiction in which the Land is located (the "**Property Jurisdiction**").

(b) Borrower agrees that any controversy arising under or in relation to the Note, this Instrument, or any other Loan Document may be litigated in the Property Jurisdiction. The state and federal courts and authorities with jurisdiction in the Property Jurisdiction shall have jurisdiction over all controversies that shall arise under or in relation to the Note, any security for the Indebtedness, or any other Loan Document. Borrower irrevocably consents to service, jurisdiction, and venue of such courts for any such litigation and waives any other venue to which it might be entitled by virtue of domicile, habitual residence or otherwise. However, nothing in this Section 30 is intended to limit Lender's right to bring any suit, action or proceeding relating to matters under this Instrument in any court of any other jurisdiction.

31. NOTICE.

(a) All Notices, demands and other communications ("**Notice**") under or concerning this Instrument shall be in writing. Each Notice shall be addressed to the intended recipient at its address set forth in this Instrument, and shall be deemed given on the earliest to occur of (i) the date when the Notice is received by the addressee; (ii) the first Business Day after the Notice is delivered to a recognized overnight courier service, with arrangements made for payment of charges for next Business Day delivery; or (iii) the third Business Day after the Notice is deposited in the United States mail with postage prepaid, certified mail, return receipt requested.

(b) Any party to this Instrument may change the address to which Notices intended for it are to be directed by means of Notice given to the other party in accordance with this Section 31. Each party agrees that it will not refuse or reject delivery of any Notice given in accordance with this Section 31, that it will acknowledge, in writing, the receipt of any Notice upon request by the other party and that any Notice rejected or refused by it shall be deemed for purposes of this Section 31 to have been received by the rejecting party on the date so refused or rejected, as conclusively established by the records of the U.S. Postal Service or the courier service.

(c) Any Notice under the Note and any other Loan Document that does not specify how Notices are to be given shall be given in accordance with this Section 31.

32. SALE OF NOTE; CHANGE IN SERVICER; LOAN SERVICING. The Note or a partial interest in the Note (together with this Instrument and the other Loan Documents) may be sold one or more times without prior Notice to Borrower. A sale may result in a change of the Loan Servicer. There also may be one or more changes of the Loan Servicer unrelated to a

sale of the Note. If there is a change of the Loan Servicer, Borrower will be given Notice of the change. All actions regarding the servicing of the Loan evidenced by the Note, including the collection of payments, the giving and receipt of Notice, inspections of the Mortgaged Property, inspections of books and records, and the granting of consents and approvals, may be taken by the Loan Servicer unless Borrower receives Notice to the contrary. If Borrower receives conflicting Notices regarding the identity of the Loan Servicer or any other subject, any such Notice from Lender shall govern.

33.   SINGLE PURPOSE ENTITY.

(a)   Until the Indebtedness is paid in full, each Borrower and SPE Equity Owner shall remain a Single Purpose Entity.

(b)   A "**Single Purpose Entity**" means a corporation, limited partnership, or limited liability company which, at all times since its formation and thereafter:

(i)   shall not engage in any business or activity, other than the ownership, operation and maintenance of the Mortgaged Property and activities incidental thereto;

(ii)   shall not acquire, own, hold, lease, operate, manage, maintain, develop or improve any assets other than the Mortgaged Property and such Personalty as may be necessary for the operation of the Mortgaged Property and shall conduct and operate its business as presently conducted and operated;

(iii)   shall preserve its existence as an entity duly organized, validly existing and in good standing (if applicable) under the laws of the jurisdiction of its formation or organization and shall do all things necessary to observe organizational formalities;

(iv)   shall not merge or consolidate with any other Person;

(v)   shall not take any action to dissolve, wind-up, terminate or liquidate in whole or in part; to sell, transfer or otherwise dispose of all or substantially all of its assets; to change its legal structure; transfer or permit the direct or indirect transfer of any partnership, membership or other equity interests, as applicable, other than Transfers permitted hereunder; issue additional partnership, membership or other equity interests, as applicable; or seek to accomplish any of the foregoing;

(vi)   shall not, without the prior unanimous written consent of all of the Borrower's partners, members, or shareholders, as applicable, and, if applicable, the prior unanimous written consent of one hundred percent (100%) of the members of the board of directors or of the board of managers of the Borrower or the SPE Equity Owner: (A) file any insolvency, or reorganization case or proceeding, to institute proceedings to have the Borrower or any SPE Equity Owner be adjudicated bankrupt or insolvent, (B) institute proceedings under any applicable insolvency law, (C) seek any relief under any law relating to relief from debts or the protection of debtors, (D) consent to the filing or institution of bankruptcy or insolvency proceedings against the Borrower or any SPE Equity Owner, (E) file a petition seeking, or consent to, reorganization or relief

with respect to the Borrower or any SPE Equity Owner under any applicable federal or state law relating to bankruptcy or insolvency, (F) seek or consent to the appointment of a receiver, liquidator, assignee, trustee, sequestrator, custodian, or any similar official for the Borrower or a substantial part of its property or for any SPE Equity Owner or a substantial part of its property, (G) make any assignment for the benefit of creditors of the Borrower or any SPE Equity Owner, (H) admit in writing the Borrower's or any SPE Equity Owner's inability to pay its debts generally as they become due, or (I) take action in furtherance of any of the foregoing;

(vii)   shall not amend or restate its organizational documents if such change would modify the requirements set forth in this Section 33;

(viii)   shall not own any subsidiary or make any investment in, any other Person;

(ix)   shall not commingle its assets with the assets of any other Person and shall hold all of its assets in its own name;

(x)   shall not incur any debt, secured or unsecured, direct or contingent (including, without limitation, guaranteeing any obligation), other than, (A) the Indebtedness (and any further indebtedness as described in Section 43 with regard to Supplemental Mortgages) and (B) customary unsecured trade payables incurred in the ordinary course of owning and operating the Mortgaged Property provided the same are not evidenced by a promissory note, do not exceed, in the aggregate, at any time a maximum amount of two percent (2%) of the original principal amount of the Indebtedness and are paid within sixty (60) days of the date incurred;

(xi)   shall maintain its records, books of account, bank accounts, financial statements, accounting records and other entity documents separate and apart from those of any other Person and shall not list its assets as assets on the financial statement of any other Person; provided, however, that the Borrower's assets may be included in a consolidated financial statement of its Affiliate provided that (A) appropriate notation shall be made on such consolidated financial statements to indicate the separateness of the Borrower from such Affiliate and to indicate that the Borrower's assets and credit are not available to satisfy the debts and other obligations of such Affiliate or any other Person and (B) such assets shall also be listed on the Borrower's own separate balance sheet;

(xii)   except for capital contributions or capital distributions permitted under the terms and conditions of its organizational documents, shall only enter into any contract or agreement with any general partner, member, shareholder, principal or Affiliate of Borrower or any guarantor, or any general partner, member, principal or Affiliate thereof, upon terms and conditions that are commercially reasonable and substantially similar to those that would be available on an arm's-length basis with third parties;

(xiii)   shall not maintain its assets in such a manner that will be costly or difficult to segregate, ascertain or identify its individual assets from those of any other Person;

(xiv) shall not assume or guaranty (excluding any guaranty that has been executed and delivered in connection with the Note) the debts or obligations of any other Person, hold itself out to be responsible for the debts of another Person, pledge its assets to secure the obligations of any other Person or otherwise pledge its assets for the benefit of any other Person, or hold out its credit as being available to satisfy the obligations of any other Person;

(xv) shall not make or permit to remain outstanding any loans or advances to any other Person except for those investments permitted under the Loan Documents and shall not buy or hold evidence of indebtedness issued by any other Person (other than cash or investment-grade securities);

(xvi) shall file its own tax returns separate from those of any other Person, except to the extent that the Borrower is treated as a "disregarded entity" for tax purposes and is not required to file tax returns under applicable law, and shall pay any taxes required to be paid under applicable law;

(xvii) shall hold itself out to the public as a legal entity separate and distinct from any other Person and conduct its business solely in its own name, shall correct any known misunderstanding regarding its separate identity and shall not identify itself or any of its Affiliates as a division or department of any other Person;

(xviii) shall maintain adequate capital for the normal obligations reasonably foreseeable in a business of its size and character and in light of its contemplated business operations and shall pay its debts and liabilities from its own assets as the same shall become due;

(xix) shall allocate fairly and reasonably shared expenses with Affiliates (including, without limitation, shared office space) and use separate stationery, invoices and checks bearing its own name;

(xx) shall pay (or cause the Property Manager to pay on behalf of the Borrower from the Borrower's funds) its own liabilities (including, without limitation, salaries of its own employees) from its own funds;

(xxi) shall not acquire obligations or securities of its partners, members, shareholders, or Affiliates, as applicable;

(xxii) except as contemplated or permitted by the property management agreement with respect to the Property Manager, shall not permit any Affiliate or constituent party independent access to its bank accounts;

(xxiii) shall maintain a sufficient number of employees (if any) in light of its contemplated business operations and pay the salaries of its own employees, if any, only from its own funds;

(xxiv) if such entity is a single member limited liability company, such entity shall (A) be formed and organized under Delaware law, (B) have either (1) one springing member that is a corporation whose stock is 100% owned by the sole member of Borrower and that satisfies the requirements for a

corporate springing member set forth below in this subsection or (2) two springing members who are natural persons and (C) otherwise comply with all Rating Agencies criteria for single member limited liability companies (including, without limitation, the delivery of Delaware single member limited liability company opinions acceptable in all respects to Lender and to the Rating Agencies). If the springing member is a corporation, such springing member shall at all times comply, and will cause Borrower to comply, with each of the representations, warranties and covenants contained in this Section 33 as if such representation, warranty or covenant were made directly by such corporation. If there is more than one springing member, only one springing member shall be the sole member of Borrower at any one time, and the second springing member shall become the sole member only upon the first springing member ceasing to be a member, so that at all times Borrower has one and only one member;

(xxv) if such entity is a single member limited liability company that is board-managed, such entity shall have a board of managers separate from that of guarantor and any other Person and shall cause its board of managers to keep minutes of board meetings and actions and observe all other Delaware limited liability company required formalities; and

(xxvi) if a SPE Equity Owner is required pursuant to Section 1(jjjj) of this Instrument, if the Borrower is (A) a limited liability company with more than one member, then the Borrower has and shall have at least one (1) member that is an SPE Equity Owner that has satisfied and shall satisfy the requirements of Section 33(c) below and such member is its managing member, or (B) a limited partnership, then all of its general partners are SPE Equity Owners that have satisfied and shall satisfy the requirements of Section 33(c) below.

(c)   With respect to each SPE Equity Owner, if applicable, a "**Single Purpose Entity**" means a corporation or a Delaware single member limited liability company which, at all times since its formation and thereafter complies in its own right (subject to the modifications set forth below), and shall cause Borrower to comply, with each of the requirements contained in Section 33(b). Upon the withdrawal or the disassociation of an SPE Equity Owner from Borrower, Borrower shall immediately appoint a new SPE Equity Owner, whose organizational documents are substantially similar to those of the withdrawn or disassociated SPE Equity Owner, and deliver a new nonconsolidation opinion to the Rating Agencies and Lender in form and substance satisfactory to Lender and to the Rating Agencies (unless the opinion is waived by the Rating Agencies), with regard to nonconsolidation by a bankruptcy court of the assets of each of the Borrower and SPE Equity Owner with those of its Affiliates.

(i)   With respect to Sections 33(b)(i) and 33(b)(x) the SPE Equity Owner shall not engage in any business or activity other than being the sole managing member or general partner, as the case may be, of the Borrower and owning at least a 0.5% equity interest in Borrower;

(ii)   With respect to Section 33(b)(ii), the SPE Equity Owner has not and shall not acquire or own any assets other than its equity interest in the Borrower and personal property related thereto; and

(iii) With respect to Section 33(b)(viii), the SPE Equity Owner shall not own any subsidiary or make any investment in any other Person, except for Borrower;

(iv) With respect to Section 33(b)(xiv), the SPE Equity Owner shall not assume or guaranty the debts or obligations of any other Person, hold itself out to be responsible for the debts of another Person, pledge its assets to secure the obligations of any other Person or otherwise pledge its assets for the benefit of any other Person, or hold out its credit as being available to satisfy the obligations of any other Person, except for in its capacity as general partner of the Borrower (if applicable);

(v) With respect to Section 33(b)(x), the SPE Equity Owner has not and shall not incur any debt, secured or unsecured, direct or contingent (including, without limitation, guaranteeing any obligation), other than (A) customary unsecured payables incurred in the ordinary course of owning the Borrower provided the same are not evidenced by a promissory note, do not exceed, in the aggregate, at any time a maximum amount of $10,000 and are paid within sixty (60) days of the date incurred and (B) except in its capacity as general partner of the Borrower (if applicable).

(d) [INTENTIONALLY DELETED]

(e) Notwithstanding anything to the contrary in this Instrument, no Transfer will be permitted under Sections 21(c), (d), (e) or (f) unless the provisions of this Section 33 are satisfied at all times.

34. SUCCESSORS AND ASSIGNS BOUND. This Instrument shall bind, and the rights granted by this Instrument shall inure to, the respective successors and assigns of Lender and Borrower. However, a Transfer not permitted by Section 21 shall be an Event of Default.

35. JOINT AND SEVERAL LIABILITY. If more than one Person signs this Instrument as Borrower, the obligations of such Persons shall be joint and several.

36. RELATIONSHIP OF PARTIES; NO THIRD PARTY BENEFICIARY.

(a) The relationship between Lender and Borrower shall be solely that of creditor and debtor, respectively, and nothing contained in this Instrument shall create any other relationship between Lender and Borrower.

(b) No creditor of any party to this Instrument and no other Person shall be a third party beneficiary of this Instrument or any other Loan Document. Without limiting the generality of the preceding sentence, (i) any arrangement (a "**Servicing Arrangement**") between the Lender and any Loan Servicer for loss sharing or interim advancement of funds shall constitute a contractual obligation of such Loan Servicer that is independent of the obligation of Borrower for the payment of the Indebtedness, (ii) Borrower shall not be a third party beneficiary of any Servicing Arrangement, and (iii) no payment by the Loan Servicer under any Servicing Arrangement will reduce the amount of the Indebtedness.

37. SEVERABILITY; AMENDMENTS. The invalidity or unenforceability of any provision of this Instrument shall not affect the validity or enforceability of any other provision, and all other provisions shall remain in full force and effect. This Instrument contains the entire

agreement among the parties as to the rights granted and the obligations assumed in this Instrument. This Instrument may not be amended or modified except by a writing signed by the party against whom enforcement is sought; provided, however, that in the event of a Transfer prohibited by or requiring Lender's approval under Section 21, any or some or all of the Modifications to Instrument set forth in Exhibit B (if any) may be modified or rendered void by Lender at Lender's option by Notice to Borrower and the transferee(s).

38. CONSTRUCTION. The captions and headings of the Sections of this Instrument are for convenience only and shall be disregarded in construing this Instrument. Any reference in this Instrument to an "Exhibit" or a "Section" shall, unless otherwise explicitly provided, be construed as referring, respectively, to an Exhibit attached to this Instrument or to a Section of this Instrument. All Exhibits attached to or referred to in this Instrument are incorporated by reference into this Instrument. Any reference in this Instrument to a statute or regulation shall be construed as referring to that statute or regulation as amended from time to time. Use of the singular in this Agreement includes the plural and use of the plural includes the singular. As used in this Instrument, the term "including" means "including, but not limited to."

39. DISSEMINATION OF INFORMATION. Borrower acknowledges that Lender may provide to third parties with an existing or prospective interest in the servicing, enforcement, evaluation, performance, ownership, purchase, participation or Securitization of the Loan, including, without limitation, any of the Rating Agencies, any entity maintaining databases on the underwriting and performance of commercial mortgage loans, as well as governmental regulatory agencies having regulatory authority over Lender, any and all information which Lender now has or may hereafter acquire relating to the Loan, the Mortgaged Property, Borrower, any SPE Equity Owner or any guarantor, as Lender determines necessary or desirable and that such information may be included in disclosure documents in connection with a Securitization or syndication of participation interests, including, without limitation, a prospectus, prospectus supplement, offering memorandum, private placement memorandum or similar document (each, a **"Disclosure Document"**) and also may be included in any filing with the Securities and Exchange Commission pursuant to the Securities Act or the Securities Exchange Act. To the fullest extent permitted under applicable law, Borrower irrevocably waives all rights, if any, to prohibit such disclosure, including, without limitation, any right of privacy.

40. NO CHANGE IN FACTS OR CIRCUMSTANCES. Borrower warrants that (a) all information in the application for the Loan submitted to Lender (the **"Loan Application"**) and in all financial statements, Rent Schedules, reports, certificates and other documents submitted in connection with the Loan Application are complete and accurate in all material respects; and (b) there has been no material adverse change in any fact or circumstance that would make any such information incomplete or inaccurate.

41. SUBROGATION. If, and to the extent that, the proceeds of the Loan evidenced by the Note, or subsequent advances under Section 12, are used to pay, satisfy or discharge a Prior Lien, such Loan proceeds or advances shall be deemed to have been advanced by Lender at Borrower's request, and Lender shall automatically, and without further action on its part, be subrogated to the rights, including lien priority, of the owner or holder of the obligation secured by the Prior Lien, whether or not the Prior Lien is released.

42. [INTENTIONALLY DELETED]

43. SUPPLEMENTAL FINANCING.

(a)   This Section shall apply only if at the time of any application referred to below, the Federal Home Loan Mortgage Corporation ("**Freddie Mac**") has in effect a product described in its *Multifamily Seller/Servicer Guide* under which it purchases supplemental mortgages on multifamily properties that meet specified criteria (a "**Supplemental Mortgage Product**").

(b)   After the first anniversary of the date of this Instrument (the "**First Mortgage**"), Freddie Mac will consider an application from an originating lender that is generally approved by Freddie Mac to sell mortgages to Freddie Mac under the Supplemental Mortgage Product (an "**Approved Seller/Servicer**") for the purchase by Freddie Mac of a proposed indebtedness of Borrower to the Approved Seller/Servicer to be secured by one or more supplemental mortgages on the Mortgaged Property (such indebtedness and supplemental mortgages being referred to together as a "**Supplemental Mortgage**").   Freddie Mac will purchase each Supplemental Mortgage secured by the Mortgaged Property if the following conditions are satisfied:

(i)   At the time of the proposed Supplemental Mortgage, no Event of Default shall have occurred and be continuing and no event or condition shall have occurred and be continuing that, with the giving of Notice or the passage of time, or both, would become an Event of Default;

(ii)   Borrower and the Mortgaged Property must be acceptable to Freddie Mac under its Supplemental Mortgage Product;

(iii)   New loan documents must be entered into to reflect each Supplemental Mortgage, such documents to be acceptable to Freddie Mac in its sole discretion;

(iv)   Each Supplemental Mortgage will not cause the combined debt service coverage ratio of the Mortgaged Property after each Supplemental Mortgage to be less than 1.25:1, subject to increase in accordance with Freddie Mac's then-current policies ("**Required DSCR**"), as determined by Freddie Mac. As used in this Section, the term "combined debt service coverage ratio" means, with respect to the Mortgaged Property, the ratio of (A) the annual net operating income from the operations of the Mortgaged Property at the time of the proposed Supplemental Mortgage to (B) the aggregate of the annual principal and interest payable on (I) the Indebtedness under this Instrument (using a 30-year amortization schedule), (II) any "Indebtedness" as defined in any security instruments recorded against the Mortgaged Property (using a 30-year amortization schedule for any Supplemental Mortgages) and (III) the proposed "Indebtedness" for any Supplemental Mortgage (using a 30-year amortization schedule). The annual net operating income of the Mortgaged Property will be as determined by Freddie Mac in its sole discretion considering factors such as income in place at the time of the proposed Supplemental Mortgage and income during the preceding twelve (12) months, and actual, historical and anticipated operating expenses. Freddie Mac shall determine the combined debt service coverage ratio of the Mortgaged Property based on its underwriting. Borrower shall provide Freddie Mac such financial statements and other information Freddie Mac may require to make these determinations;

(v)   Each Supplemental Mortgage will not cause the combined loan to value ratio of the Mortgaged Property after each Supplemental Mortgage to exceed 72% ("**Required LTV**"), as determined by Freddie Mac. As used in this Section, "combined loan to value ratio" means, with respect to the Mortgaged Property, the ratio, expressed as a percentage, of (A) the aggregate outstanding principal balances of (I) the Indebtedness under this Instrument, (II) any "Indebtedness" as defined in any security instruments recorded against the Mortgaged Property and (III) the proposed "Indebtedness" for any Supplemental Mortgage, to (B) the value of the Mortgaged Property. Freddie Mac shall determine the combined loan to value ratio of the Mortgaged Property based on its underwriting. Borrower shall provide Freddie Mac such financial statements and other information Freddie Mac may require to make these determinations. In addition, Freddie Mac, at Borrower's expense, may obtain MAI appraisals of the Mortgaged Property in order to assist Freddie Mac in making the determinations hereunder. If Freddie Mac requires an appraisal, then the value of the Mortgaged Property that will be used to determine whether the Required LTV has been met shall be the lesser of (A) the appraised value set forth in such appraisal or (B) the value of the Mortgaged Property as determined by Freddie Mac;

(vi)   The Borrower's organizational documents are amended to permit the Borrower to incur additional debt in the form of Supplemental Mortgages (Lender shall consent to such amendment(s));

(vii)   One or more natural persons or entities acceptable to Freddie Mac executes and delivers to the Approved Seller/Servicer a guaranty in a form acceptable to Freddie Mac with respect to the exceptions to non-recourse liability described in Freddie Mac's form promissory note, unless Freddie Mac has elected to waive its requirement for a guaranty;

(viii)   The loan term of each Supplemental Mortgage shall be coterminous with the First Mortgage or longer than the First Mortgage, including any "Extension Period" described in the Note secured by the First Mortgage, at Freddie Mac's discretion;

(ix)   The Prepayment Premium Period (as defined in the Note) of each Supplemental Mortgage shall be coterminous with the Prepayment Premium Period or the combined Lockout Period and Defeasance Period (all, as defined in the Note), as applicable, of the First Mortgage;

(x)   The interest rate of each Supplemental Mortgage will be determined by Freddie Mac in its sole and absolute discretion;

(xi)   The Lender enters into an intercreditor agreement ("**Intercreditor Agreement**") acceptable to Freddie Mac and to Lender for each Supplemental Mortgage;

(xii)   Borrower's payment of fees and other expenses charged by Lender, Freddie Mac, the Approved Seller/Servicer, and the Rating Agencies (including reasonable Attorneys' Fees and Costs) in connection with reviewing and originating each Supplemental Mortgage;

(xiii) Notwithstanding anything to the contrary in Section 7 of this Instrument, Borrower shall make deposits under this First Mortgage for the payment of any Impositions, so long as a Supplemental Mortgage is outstanding, and such deposits shall be credited to the payment of such Impositions under any Supplemental Mortgage;

(xiv) If any Supplemental Mortgage is outstanding, the Borrower must obtain the consent of the lender for each Supplemental Mortgage prior to agreeing to any modifications or amendments to the Loan Documents;

(xv) All other requirements of the Supplemental Mortgage Product must be met, unless Freddie Mac has elected to waive one or more of its requirements.

(c) No later than 5 Business Days after Lender's receipt of a written request from Borrower, Lender shall provide the following information to an Approved Seller/Servicer upon Borrower's written request. Lender shall only be obligated to provide this information in connection with Borrower's request for a Supplemental Mortgage from an Approved Seller/Servicer; provided, however, if Freddie Mac is the owner of the Note, Lender shall not be obligated to provide such information:

(i) the then-current outstanding principal balance of the First Mortgage;

(ii) payment history of the First Mortgage;

(iii) whether taxes, insurance, ground rents, replacement reserves, repair escrows, or other escrows are being collected on the First Mortgage and the amount of each such escrow as of the date of the request;

(iv) whether any repairs, capital replacements or improvements or rental achievement or burn-off guaranty requirements are existing or outstanding under the terms of the First Mortgage;

(v) a copy of the most recent inspection report for the Mortgaged Property;

(vi) whether any modifications or amendments have been made to the Loan Documents for the First Mortgage since origination of the First Mortgage and, if applicable, a copy of such modifications and amendments; and

(vii) whether to Lender's knowledge any Event of Default exists under the First Mortgage.

(d) Lender shall have no obligation to consent to any mortgage or lien on the Mortgaged Property that secures any indebtedness other than the Indebtedness, except as set forth herein.

(e) If a Supplemental Mortgage is made to Borrower, Borrower agrees that the terms of the Intercreditor Agreement shall govern with respect to any distributions of excess proceeds by Lender to the Approved Seller/Servicer, Freddie Mac or their successors and/or assigns (collectively, the "**Junior Lender**"), and Borrower agrees that Lender may distribute any excess proceeds received by Lender pursuant to the Loan Documents to Junior Lender pursuant to the Intercreditor Agreement.

44.   DEFEASANCE (Section Applies if Loan is Assigned to REMIC Trust Prior to the Cut-off Date). This Section 44 shall apply in the event the Note is assigned to a REMIC trust prior to the Cut-off Date, and, subject to Section 44(a) and (c) below, Borrower shall have the right to defease the Loan in whole ("**Defeasance**") and obtain the release of the Mortgaged Property from the lien of this Instrument upon the satisfaction of the following conditions:

(a)   Borrower shall not have the right to obtain Defeasance at any of the following times:

> (i)   if the Loan is not assigned to a REMIC trust;
>
> (ii)   during the Lockout Period (as defined in the Note);
>
> (iii)   after the expiration of the Defeasance Period (as defined in the Note); or
>
> (iv)   after Lender has accelerated the maturity of the unpaid principal balance of, accrued interest on, and other amounts payable under, the Note pursuant to Section 6 of the Note.

(b)   Borrower shall give Lender Notice (the "**Defeasance Notice**") specifying a Business Day (the "**Defeasance Closing Date**") on which Borrower desires to close the Defeasance. The Defeasance Closing Date specified by Borrower may not be more than 60 calendar days, nor less than 30 calendar days, after the date on which the Defeasance Notice is received by Lender. Lender will acknowledge receipt of the Defeasance Notice and will state in such receipt whether Lender will designate the Successor Borrower or will permit Borrower to designate the Successor Borrower.

(c)   The Defeasance Notice must be accompanied by a $10,000 non-refundable fee (the "**Defeasance Fee**"). If Lender does not receive the Defeasance Fee, then Borrower's right to obtain Defeasance pursuant to that Defeasance Notice shall terminate.

(d)   (i)   If Borrower timely pays the Defeasance Fee, but Borrower fails to perform its other obligations hereunder, Lender shall have the right to retain the Defeasance Fee as liquidated damages for Borrower's default and, except as provided in Section 44(d)(ii), Borrower shall be released from all further obligations under this Section 44. Borrower acknowledges that Lender will incur financing costs in arranging and preparing for the release of the Mortgaged Property from the lien of this Instrument in reliance on the executed Defeasance Notice. Borrower agrees that the Defeasance Fee represents a fair and reasonable estimate, taking into account all circumstances existing on the date of this Instrument, of the damages Lender will incur by reason of Borrower's default.

(ii)   In the event that the Defeasance is not consummated on the Defeasance Closing Date for any reason, Borrower agrees to reimburse Lender for all third party costs and expenses (other than financing costs covered by Section 44(d)(i) above) incurred by Lender in reliance on the executed Defeasance Notice, within 5 Business Days after Borrower receives a written demand for payment, accompanied by a statement, in reasonable detail, of Lender's third party costs and expenses.

(iii)   All payments required to be made by Borrower to Lender pursuant to this Section 44 shall be made by wire transfer of immediately available funds to the account(s) designated by Lender in its acknowledgement of the Defeasance Notice.

(e)   No Event of Default has occurred and is continuing.

(f)   The documents required to be delivered to Lender on or prior to the Defeasance Closing Date are:

(i)   an opinion of counsel for Borrower, in form and substance satisfactory to Lender, to the effect that Lender has a valid and perfected lien and security interest of first priority in the Defeasance Collateral and the proceeds thereof;

(ii)   an opinion of counsel for Borrower, in form and substance satisfactory to Lender, to the effect that the Pledge Agreement is duly authorized, executed, delivered and enforceable against Borrower in accordance with the respective terms;

(iii)   unless waived by Lender or unless Lender designates the Successor Borrower, an opinion of counsel for Successor Borrower, in form and substance satisfactory to Lender, to the effect that the Transfer and Assumption Agreement is duly authorized, executed, delivered and enforceable against Successor Borrower in accordance with the respective terms;

(iv)   unless waived by Lender or unless Lender designates the Successor Borrower, an opinion of counsel for Successor Borrower, in form and substance satisfactory to Lender, to the effect that the Successor Borrower has been validly created;

(v)   if Borrower designates the Successor Borrower, an opinion of counsel for Successor Borrower, in form and substance satisfactory to Lender and to the Rating Agencies, with regard to nonconsolidation of the assets of the Successor Borrower with those of its Affiliates by a bankruptcy court;

(vi)   unless waived by Lender, an opinion of counsel for Borrower, in form and substance satisfactory to Lender, to the effect that:

(A)   if, as of the Defeasance Closing Date, the Note is held by a REMIC trust, (1) the Defeasance has been effected in accordance with the requirements of Treasury Regulation Section 1.860G-2(a)(8) (as such regulation may be modified, amended or replaced from time to time), (2) the qualification and status of the REMIC trust as a REMIC will not be adversely affected or impaired as a result of the Defeasance, and (3) the REMIC trust will not incur a tax under Section 860G(d) of the Tax Code as a result of the Defeasance, and

(B)   the Defeasance will not result in a "sale or exchange" of the Note within the meaning of Section 1001(c) of the Tax Code and the temporary and final regulations promulgated thereunder;

(vii)   if any certificates evidencing the Securitization remain outstanding, a Rating Confirmation;

(viii)   unless waived by Lender, a written certificate from an independent certified public accounting firm (reasonably acceptable to Lender), confirming that the Defeasance Collateral will generate cash sufficient to make all Scheduled Debt Payments as they fall due under the Note, including full payment due on the Note on the Maturity Date;

(ix)   Lender's form of a pledge and security agreement ("**Pledge Agreement**") and financing statements which pledge and create a first priority security interest in the Defeasance Collateral in favor of Lender;

(x)   Lender's form of a transfer and assumption agreement ("**Transfer and Assumption Agreement**"), whereupon Borrower and any guarantor (in each case, subject to satisfaction of all requirements hereunder) shall be relieved from liability in connection with the Loan (other than any liability under Section 18 of this Instrument for events that occur prior to the Defeasance Closing Date, whether discovered before or after the Defeasance Closing Date) and Successor Borrower shall assume all remaining obligations;

(xi)   Forms of all documents necessary to release the Mortgaged Property from the liens created by this Instrument and related UCC financing statements (collectively, "**Release Instruments**"), each in appropriate form required by the state in which the Property is located; and

(xii)   such other opinions, certificates, documents or instruments as Lender may reasonably request;

(g)   Borrower shall deliver to Lender on or prior to the Defeasance Closing Date:

(i)   The Defeasance Collateral which meets all requirements of Section 44(g)(ii) below and is owned by Borrower, free and clear of all liens and claims of third-parties;

(ii)   The Defeasance Collateral must be in an amount to provide for (A) redemption payments to occur prior, but as close as possible, to all successive Installment Due Dates occurring under the Note after the Defeasance Closing Date and (B) deliver redemption proceeds at least equal to the amount of principal and interest due on the Note on each Installment Due Date including full payment due on the Note on the Maturity Date ("**Scheduled Debt Payments**"). The Defeasance Collateral shall be arranged such that redemption payments received from the Defeasance Collateral are paid directly to Lender to be applied on account of the Scheduled Debt Payments. Unless otherwise agreed in writing by Lender, the pledge of the Defeasance Collateral shall be effectuated

through the book-entry facilities of a qualified securities intermediary designated by Lender in conformity with all applicable laws; and

(iii)   All accrued and unpaid interest and all other sums due under the Note, this Instrument and under the other Loan Documents, including, without limitation, all amounts due under Section 44(i) below, up to the Defeasance Closing Date shall be paid in full on or prior to the Defeasance Closing Date.

(h)   If Lender permits Borrower to designate the Successor Borrower, then Borrower shall, at Borrower's expense, designate or establish an accommodation borrower ("**Successor Borrower**") satisfactory to Lender (or Lender, at its option, may designate the Successor Borrower) which satisfies Lender's then current requirements for a "Single Purpose Entity" to assume at the time of Defeasance ownership of the Defeasance Collateral and liability for all of Borrower's obligations under the Pledge Agreement and the Loan Documents (to the extent that liability thereunder survives release of this Instrument).   Borrower shall pay to Successor Borrower a fee of $1,000.00 as consideration of Successor Borrower's assumption of Borrower's obligations under the Loan Documents. Notwithstanding any contrary provision hereunder, no Transfer fee is payable to Lender upon a Transfer of the Loan in accordance with this Section.

(i)   Borrower shall pay all reasonable costs and expenses incurred by Lender in connection with the Defeasance in full on or prior to the Defeasance Closing Date, which payment is required prior to Lender's issuance of the Release Instruments and whether or not Defeasance is completed. Such expenses include, without limitation, all fees, costs and expenses incurred by Lender and its agents in connection with the Defeasance (including, without limitation, reasonable Attorneys' Fees and Costs for the review and preparation of the Pledge Agreement and of the other materials described herein and any related documentation, and any servicing fees, Rating Agencies' fees or other costs related to the Defeasance); the cost incurred by Lender to obtain a Rating Confirmation contemplated hereunder; reasonable Attorneys' Fees and Costs; and a processing fee to cover Lender's administrative costs to process Borrower's Defeasance request. Lender reserves the right to require that Borrower post a deposit to cover costs which Lender reasonably anticipates will be incurred.

45.   INTENTIONALLY DELETED.

46.   LENDER'S RIGHTS TO SELL OR SECURITIZE. Borrower acknowledges that Lender, and each successor to Lender's interest, may (without prior Notice to Borrower or Borrower's prior consent), sell or grant participations in the Loan (or any part thereof), sell or subcontract the servicing rights related to the Loan, securitize the Loan or include the Loan as part of a trust. Borrower, at its expense, agrees to cooperate with all reasonable requests of Lender in connection with any of the foregoing including, without limitation, executing any financing statements or other documents deemed necessary by Lender or its transferee to create, perfect or preserve the rights and interest to be acquired by such transferee, providing any updated financial information with appropriate verification through auditors letters, delivering a so called "10b-5" opinion, revised organizational documents and counsel opinions satisfactory to the Rating Agencies, executed amendments to the Loan Documents, and review information contained in a preliminary or final private placement memorandum, prospectus, prospectus supplements or other Disclosure Document, and providing a mortgagor estoppel certificate and such other information about Borrower, any SPE Equity Owner, any guarantor, any Property Manager or the Mortgaged Property as Lender may require for Lender's offering materials.

47.   SECURITIZATION INDEMNIFICATION.   Borrower and each guarantor agree to provide in connection with each Disclosure Document, an indemnification certificate: (a) certifying that all sections of such Disclosure Document relating to Borrower, any SPE Equity Owner, any guarantors, any Property Manager, their respective Affiliates, the Loan, the Loan Documents and the Mortgaged Property, and any risks or special considerations relating thereto, including, without limitation, the sections entitled "Special Considerations," and/or "Risk Factors," and "Certain Legal Aspects of the Mortgage Loan," or similar sections, as such sections relate thereto, have been carefully examined, and that, to the best of such indemnitor's knowledge, such sections (and any other sections reasonably requested) do not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in the light of the circumstances under which they were made, not misleading; (b) indemnifying Lender (and for purposes of this Section 47, Lender shall include its officers and directors) and any Affiliate of Lender that (i) has filed the registration statement, if any, relating to the Securitization and/or (ii) which is acting as issuer, depositor, sponsor and/or in a similar capacity with respect to the Securitization (any entity described in (i) or (ii), an **"Issuer Person"**), and each director and officer of any Issuer Person, and each entity who Controls any Issuer Person within the meaning of Section 15 of the Securities Act or Section 20 of the Securities Exchange Act (collectively, **"Issuer Group"**), and each entity which is acting as an underwriter, manager, placement agent, initial purchaser or in a similar capacity with respect to the Securitization, each of its directors and officers and each entity who Controls any such entity within the meaning of Section 15 of the Securities Act or Section 20 of the Securities Exchange Act which is acting as an underwriter, manager, placement agent, initial purchaser or in a similar capacity with respect to the Securitization, each of its directors and officers and each entity who Controls any such entity within the meaning of Section 15 of the Securities Act and Section 20 of the Securities Exchange Act (collectively, **"Underwriter Group"**) for any losses to which Lender, the Issuer Group or the Underwriter Group may become subject insofar as the losses arise out of or are based upon any untrue statement of any material fact contained in such section or arise out of or are based upon the omission to state therein a material fact required to be stated in such sections necessary in order to make the statements in such sections or in light of the circumstances under which they were made, not misleading (collectively, **"Securities Liabilities"**); and (c) agreeing to reimburse Lender, the Issuer Group and the Underwriter Group for any legal or other expenses reasonably incurred by Lender, the Issuer Group and the Underwriter Group in investigating or defending the Securities Liabilities; provided, however, that indemnitor will be liable under clauses (b) or (c) above only to the extent that such Securities Liabilities arise out of, or are based upon, any such untrue statement or omission made therein in reliance upon, and in conformity with, information furnished to Lender or any member of the Issuer Group or Underwriter Group by or on behalf of Borrower or a guarantor in connection with the preparation of the Disclosure Documents or in connection with the underwriting of the Loan, including, without limitation, financial statements of Borrower, any SPE Equity Owner or any guarantor, and operating statements, rent rolls, environmental site assessment reports and property condition reports with respect to the Mortgaged Property (other than any such misstatements contained in (or omissions from) third party reports prepared by third parties not affiliated directly or indirectly with Borrower). This indemnity is in addition to any liability which Borrower may otherwise have and shall be effective whether or not an indemnification certificate described above is provided and shall be applicable based on information previously provided by or on behalf of Borrower or a guarantor if the indemnification certificate is not provided. Notwithstanding the foregoing, any indemnification certificate may expressly exclude any information contained in third party reports prepared by parties that are not Affiliates of Borrower or any guarantor (**"Third Party Information"**), and the obligations and liability of Borrower and any guarantor pursuant to this Section shall not extend to the Third Party Information.

48. **WARRANTIES OF BORROWER.** Borrower, for itself and its successors and assigns, does hereby represent, warrant and covenant to and with Lender, its successors and assigns, that:

(a)   The representations, warranties and covenants contained in this Instrument survive for as long as any Indebtedness remains outstanding;

(b)   None of the items shown in the Schedule of Title Exceptions will materially or adversely affect (i) the ability of the Borrower to pay the Loan in full, (ii) the use for which all or any part of the Mortgaged Property is being used at the time this Instrument was executed, except as set forth in Section 11 of this Instrument, (iii) the operation of the Mortgaged Property or (iv) the value of the Mortgaged Property;

(c)   Borrower is not an "investment company", or a company Controlled by an "investment company," as such terms are defined in the Investment Company Act of 1940, as amended;

(d)   Borrower is not an "employee benefit plan," as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("**ERISA**"), which is subject to Title I of ERISA and the assets of Borrower do not constitute "plan assets" of one or more such plans within the meaning of 29 C.F.R. Section 2510.3-101;

(e)   Borrower will give prompt written Notice to Lender of any litigation or governmental proceedings pending or, to the best of Borrower's knowledge, threatened (in writing) against Borrower which might have a Material Adverse Effect as defined below.

(f)   There are no judicial, administrative, mediation or arbitration actions, suits or proceedings pending or, to the best of Borrower's knowledge, threatened (in writing) against or affecting Borrower (and, if Borrower is a limited partnership, any of its general partners or if Borrower is a limited liability company, any member of Borrower) or the Mortgaged Property which, if adversely determined, would have a material adverse effect on (i) the Mortgaged Property, (ii) the business, prospects, profits, operations or condition (financial or otherwise) of Borrower, (iii) the enforceability, validity, perfection or priority of the lien of any Loan Document, or (iv) the ability of Borrower to perform any obligations under any Loan Document (collectively, a "**Material Adverse Effect**").

(g)   With regard to ERISA:

(i)   Borrower shall not engage in any transaction which would cause an obligation, or action taken or to be taken, hereunder (or the exercise by Lender of any of its rights under the Note, this Instrument or any of the other Loan Documents) to be a non-exempt (under a statutory or administrative class exemption) prohibited transaction under ERISA.

(ii)   Borrower further covenants and agrees to deliver to Lender such certifications or other evidence from time to time throughout the term of this Instrument, as requested by Lender in its sole discretion, that (A) Borrower is not an "employee benefit plan" as defined in Section 3(e) of ERISA, which is subject to Title I of ERISA, or a "governmental plan" within the meaning of Section 3(3) of ERISA; (B) Borrower is not subject to state statutes regulating investments and fiduciary obligations with

respect to governmental plans; and (C) one or more of the following circumstances is true:

(1)   Equity interests in Borrower are publicly offered securities within the meaning of 29 C.F.R. Section 2510.3-101(b)(2), as amended from time to time or any successor provision;

(2)   Less than twenty-five percent (25%) of each outstanding class of equity interests in Borrower are held by "benefit plan investors" within the meaning of 29 C.F.R. 2510.3-101(f)(2), as amended from time to time or any successor provision; or

(3)   Borrower qualifies as an "operating company" or a "real estate operating company" within the meaning of 29 C.F.R. Section 2510.3-101(c), as amended from time to time or any successor provision, or within the meaning of 29 C.F.R. Section 2510.3-101(e) as an investment company registered under the Investment Company Act of 1940.

(iii)   **BORROWER SHALL INDEMNIFY LENDER AND DEFEND AND HOLD LENDER HARMLESS FROM AND AGAINST ALL CIVIL PENALTIES, EXCISE TAXES, OR OTHER LOSS, COST, DAMAGE AND EXPENSE (INCLUDING, WITHOUT LIMITATION, REASONABLE ATTORNEYS' FEES AND COSTS INCURRED IN THE INVESTIGATION, DEFENSE AND SETTLEMENT OF CLAIMS AND LOSSES INCURRED IN CORRECTING ANY PROHIBITED TRANSACTION OR IN THE SALE OF A PROHIBITED LOAN, AND IN OBTAINING ANY INDIVIDUAL PROHIBITED TRANSACTION EXEMPTION UNDER ERISA THAT MAY BE REQUIRED, IN LENDER'S SOLE DISCRETION) THAT LENDER MAY INCUR, DIRECTLY OR INDIRECTLY, AS A RESULT OF DEFAULT UNDER THIS SECTION 48. THIS INDEMNITY SHALL SURVIVE ANY TERMINATION, SATISFACTION OR FORECLOSURE OF THIS INSTRUMENT.**

49.   **COOPERATION WITH RATING AGENCIES AND INVESTORS.**   Borrower covenants and agrees that in the event Lender decides to include the Loan as an asset of a Secondary Market Transaction, Borrower shall (a) at Lender's request, meet with representatives of the Rating Agencies and/or investors to discuss the business and operations of the Mortgaged Property, and (b) permit Lender or its representatives to provide related information to the Rating Agencies and/or investors, and (c) cooperate with the reasonable requests of the Rating Agencies and/or investors in connection with all of the foregoing.

50.   **RESERVED.**

51.   **RESERVED.**

52.   **RESERVED.**

53.   **RESERVED.**

54.   RESERVED.

55.   RESERVED.

56.   RESERVED.

57.   RESERVED.

58.   RESERVED.

59.   RESERVED.

60.   ACCELERATION; REMEDIES. At any time during the existence of an Event of Default, Lender, at Lender's option, may declare the Indebtedness to be immediately due and payable without further demand, and may institute an action of mortgage foreclosure pursuant to applicable law and proceed to final judgment and execution thereon for the amount of the Indebtedness (as of the date of such judgment) and may invoke any other remedies permitted by applicable law or provided in this Instrument or in any other Loan Document. Lender shall be entitled to collect all costs and expenses incurred in pursuing such remedies, including Attorneys' Fees and Costs, costs of documentary evidence, abstracts and title reports and all other expenses described in the Section of the Note titled "Costs and Expenses". If Lender is the purchaser at the foreclosure sale of the Mortgaged Property, the foreclosure sale price (Lender's final bid) shall be applied against the Indebtedness.

61.   PREPARATION AND FILING OF FINANCING STATEMENTS. Borrower authorizes Lender to prepare, execute and file, on Borrower's behalf and without Borrower's signature, all financing statements and continuation statements under the Uniform Commercial Code necessary or appropriate to give notice of, or to perfect, Lender's security interest in UCC Collateral.

62.   RELEASE. Upon payment of the Indebtedness, Lender shall release this Instrument. Borrower shall pay Lender's reasonable costs incurred in releasing this Instrument.

63.   WAIVER OF VALUATION AND APPRAISEMENT. Borrower waives all right of valuation and appraisement.

64.   INDIANA RESPONSIBLE PROPERTY TRANSFER LAW. The Mortgaged Property does not constitute "property" within the meaning of the Indiana Responsible Property Transfer Law, IC 13-11-2-174.

65.   MODIFICATIONS TO SECTIONS 3 AND 4. Sections 3(e) and 4(c) of this Instrument are modified to read as follows:

3(e)   If Lender enters the Mortgaged Property, Lender shall be liable to account only to Borrower and only for those Rents actually received. Except to the extent of Lender's willful misconduct, Lender shall not be liable to Borrower, anyone claiming under or through Borrower or anyone having an interest in the Mortgaged Property, by reason of any act or omission of Lender under

Section 3(d), and Borrower hereby releases and discharges Lender from any such liability to the fullest extent permitted by law.

4(c)   Borrower acknowledges and agrees that the exercise by Lender, either directly or by a receiver, of any of the rights conferred under this Section 4 shall not be construed to make Lender a mortgagee-in-possession of the Mortgaged Property so long as Lender has not itself entered into actual possession of the Land and the Improvements. The acceptance by Lender of the assignment of the Leases pursuant to Section 4(a) shall not at any time or in any event obligate Lender to take any action under this Instrument or to expend any money or to incur any expenses. Except to the extent of Lender's willful misconduct, Lender shall not be liable in any way for any injury or damage to person or property sustained by any person or persons, firm or corporation in or about the Mortgaged Property. Prior to Lender's actual entry into and taking possession of the Mortgaged Property, Lender shall not (i) be obligated to perform any of the terms, covenants and conditions contained in any Lease (or otherwise have any obligation with respect to any Lease); (ii) be obligated to appear in or defend any action or proceeding relating to the Lease or the Mortgaged Property; or (iii) be responsible for the operation, control, care, management or repair of the Mortgaged Property or any portion of the Mortgaged Property. The execution of this Instrument by Borrower shall constitute conclusive evidence that all responsibility for the operation, control, care, management and repair of the Mortgaged Property is and shall be that of Borrower, prior to such actual entry and taking of possession.

66. WAIVER OF TRIAL BY JURY. BORROWER AND LENDER EACH (A) COVENANTS AND AGREES NOT TO ELECT A TRIAL BY JURY WITH RESPECT TO ANY ISSUE ARISING OUT OF THIS INSTRUMENT OR THE RELATIONSHIP BETWEEN THE PARTIES AS BORROWER AND LENDER THAT IS TRIABLE OF RIGHT BY A JURY AND (B) WAIVES ANY RIGHT TO TRIAL BY JURY WITH RESPECT TO SUCH ISSUE TO THE EXTENT THAT ANY SUCH RIGHT EXISTS NOW OR IN THE FUTURE. THIS WAIVER OF RIGHT TO TRIAL BY JURY IS SEPARATELY GIVEN BY EACH PARTY, KNOWINGLY AND VOLUNTARILY WITH THE BENEFIT OF COMPETENT LEGAL COUNSEL.

ATTACHED EXHIBITS. The following Exhibits are attached to this Instrument:

|X| Exhibit A   Description of the Land (required).

|X| Exhibit B   ˉ   Modifications to Instrument

IN WITNESS WHEREOF, Borrower has signed and delivered this Instrument or has caused this Instrument to be signed and delivered by its duly authorized representative.

NLP CASTLE CREEK, LLC, a Delaware limited liability company

By: NTS Realty Holdings Limited Partnership, a Delaware limited partnership, its sole member

By: NTS Realty Capital, Inc., a Delaware corporation, its managing general partner

By: [signature]
Name: Neil A. Mitchell
Title: Sr Vice Pres



STATE OF KENTUCKY, Jefferson County ss:

On this 7th day of December, 2009, before me, the undersigned, a Notary Public in and for said County, personally appeared Neil A. Mitchell, Sr. Vice Pres of NTS Realty Capital, Inc., a Delaware corporation, the managing general partner of NTS Realty Holdings Limited Partnership, a Delaware limited partnership, the sole member of NLP Castle Creek, LLC, a Delaware limited liability company and acknowledged the execution of the foregoing instrument.

WITNESS my hand and official seal.

My Commission expires: April 27, 2010

[signature]
Notary Public

SUSAN M. HOWARD NOTARY PUBLIC STATE AT LARGE, KY

Prepared by, and after recording return to:

Michael Van Voorhis, Esquire
Troutman Sanders LLP
P.O. Box 1122
Richmond, Virginia 23218-1122

EXHIBIT A

Legal Description

Castle Creek Apartments

A part of the Southeast Quarter of Section 16, Township 17 North, Range 4 East, in Marion County, Indiana, more particularly described as follows:

Commencing at the Southeast Corner of the aforementioned Quarter Section; running thence North 00 degrees 13 minutes 38 seconds East along the East line thereof, a distance of 1646.368 feet to the Point of Beginning of the real estate described herein; continuing thence along the same line a distance of 1000.00 feet to the Northeast Corner thereof; running thence South 89 degrees 59 minutes 06 seconds West along the North line thereof a distance of 473.854 feet to a point on the centerline of Allisonville Road, said point being on a curve concave Southeast having a radius of 14,317.17 feet; running thence Southeasterly along said centerline curve an arc distance of 818.499 feet to the point of tangency of said curve, said arc being subtended by a long chord having a bearing of South 23 degrees 05 minutes 45 seconds West and a length of 818.382 feet; running thence South 21 degrees 27 minutes 29 seconds West tangent to the last described curve a distance of 274.992 feet; running thence North 89 degrees 25 minutes 53 seconds East parallel to the South line thereof, a distance of 891.558 feet to the Point of Beginning.

Except that part conveyed to the Consolidated City of Indianapolis by a Deed recorded May 21, 1986 as Instrument No. 86-42824 in the Office of the Recorder of Marion County, Indiana, described as follows:

A part of the Southeast Quarter of Section 16, Township 17 North, Range 4 (9 by Deed) East, Marion County, Indiana, described as follows:

Commencing at the Southeast Corner of said Section; thence North 0 degrees 11 minutes 58 seconds East (assumed bearing) 2600.42 feet along the East line of said Section to the Point of Beginning of this description; thence South 89 degrees 57 minutes 36 seconds West 25.18 feet; thence South 89 degrees 59 minutes 48 seconds West 375.00 feet; thence South 50 degrees 53 minutes 29 seconds West 31.74 feet; thence South 24 degrees 22 minutes 02 seconds West 99.48 feet; thence South 32 degrees 32 minutes 16 seconds West 100.65 feet; thence South 21 degrees 31 minutes 43 seconds West 398.30 feet; thence South 14 degrees 22 minutes 59 seconds West 75.27 feet; thence South 26 degrees 39 minutes 01 seconds West 225.37 feet; thence South 18 degrees 36 minutes 38 seconds West 124.19 feet to the South line of the Owner's land; thence South 89 degrees 31 minutes 03 seconds West 22.86 feet along said South line to the Eastern boundary of Allisonville Road; thence North 21 degrees 28 minutes 23 seconds East 259.03 feet along said Eastern boundary; thence Northeasterly 816.332 feet along an arc to the right and having a radius of 14,278.94 feet and subtended by a long chord having a bearing of North 23 degrees 06 minutes 40 seconds East and a length of 816.21 feet along the Southeastern boundary of Allisonville Road to the South boundary of East 91st Street; thence South 89 degrees 59 minutes 48 seconds East 433.35 feet along said South boundary to the East line of said Section; thence South 0 degrees 11 minutes 58 seconds West 33.48 feet along said East line to the Point of Beginning.

EXHIBIT B

MODIFICATIONS TO INSTRUMENT

The following modifications are made to the text of the Instrument that precedes this Exhibit:

I.   TRANSACTION SPECIFIC MODIFICATIONS.

1.   The definition of "Loan Documents" in Section 1 must be modified as follows:

"**Loan Documents**" means the Note, this Instrument, the Assignment of Management Agreement, ~~the Master Cross-Collateralization Agreement~~, all guaranties, all indemnity agreements, all Collateral Agreements, O&M Programs, the MMP and any other documents now or in the future executed by Borrower, any guarantor or any other Person in connection with the Loan evidenced by the Note, as such documents may be amended from time to time. As more fully set forth in Section 69 below, this Instrument secures all of Borrower's obligations under the Master Cross-Collateralization Agreement, including Borrower's obligation to pay the "Total Indebtedness." However, the Master Cross-Collateralization Agreement will not be considered a Loan Document for the purpose of establishing the Indebtedness as defined in this Instrument and in the Note. The definition of Total Indebtedness under the Master Cross-Collateralization Agreement includes the Indebtedness under this Instrument. However, the definition of Indebtedness under this Instrument does not include that portion of the Total Indebtedness for which Borrower would not be liable if the Master Cross-Collateralization Agreement was not in effect.

2.   The following definition must be inserted in Section 1:

(vvvv) "**Master Cross-Collateralization Agreement**" means the Master Cross-Collateralization Agreement of even date herewith by and among Borrower, Lender and the other parties named therein.

3   The fourth sentence of Section 7(b) is deleted and replaced with the following:

Lender shall hold the Imposition Deposits in an interest bearing account. Any interest earned on such moneys shall be added to the Imposition Deposits and disbursed in accordance with the terms and provisions of this Instrument. Lender shall not be responsible for any losses resulting from investment of the Imposition Deposits or for obtaining any specific level or percentage of earnings on such Imposition Deposits.

4.   The first paragraph of Section 44 is modified as follows:

This Section 44 shall apply in the event the Note is assigned to a REMIC trust prior to the Cut-off Date, and, subject to Section 44(a) and (c) below, Borrower shall have the right either (x) to defease the Loan in whole and obtain the release of the Mortgaged Property from the lien of this Instrument, or (y) to defease the Loan in part as set forth in Section 68 ("**Defeasance**"), upon the satisfaction of the following conditions:

5. Section 44(f)(viii) is modified as follows:

(viii) unless waived by Lender, a written certificate from an independent certified public accounting firm (reasonably acceptable to Lender), confirming that the Defeasance Collateral will (A) in the event of a Defeasance of the entire Loan, generate cash sufficient to make all Scheduled Debt Payments as they fall due under the Note, including full payment due on the Note on the Maturity Date, or (B) in the event of a partial Defeasance, generate cash sufficient to make all Scheduled Debt Payments as they fall due under the Defeased Note, including full payment on the Defeased Note on the Maturity Date;

6. Section 44(f)(x) is modified as follows:

(x) Lender's form of a transfer and assumption agreement ("**Transfer and Assumption Agreement**"), whereupon Borrower and any guarantor (in each case, subject to satisfaction of all requirements hereunder) shall be relieved or, in the case of a partial Defeasance, partially relieved from liability in connection with the Loan (other than, in the event of a Defeasance of the entire Loan, any liability under Section 18 of this Instrument for events that occur prior to the Defeasance Closing Date, whether discovered before or after the Defeasance Closing Date) and Successor Borrower shall assume all remaining obligations;

7. Section 44(f)(xi) is modified as follows:

(xi) In the event of a Defeasance of the entire Loan, forms of all documents necessary to release the Mortgaged Property from the liens created by this Instrument and related UCC financing statements (collectively, "**Release Instruments**"), each in appropriate form required by the state in which the Mortgaged Property is located; and

8. Section 44(g)(ii) is modified as follows:

(ii) The Defeasance Collateral must be in an amount to provide for (A) redemption payments to occur prior, but as close as possible, to all successive Installment Due Dates occurring under the Note or, in the event of a partial Defeasance, the Defeased Note, after the Defeasance Closing Date and (B) deliver redemption proceeds at least equal to (1) in the event of a Defeassance of the entire Loan, the amount of principal and interest due on the Note on each Installment Due Date including full payment due on the Note on the Maturity Date or (2) in the event of a partial Defeasance, the amount of principal and interest due on the Defeased Note on each Installment Due Date including full payment due on the Defeased Note on the Maturity Date ("**Scheduled Debt Payments**"). The Defeasance Collateral shall be arranged such that redemption payments received from the Defeasance Collateral are paid directly to Lender to be applied on account of the Scheduled Debt Payments. Unless otherwise agreed in writing by Lender, the pledge of the Defeasance Collateral shall be effectuated through the book-entry facilities of a qualified securities intermediary designated by Lender in conformity with all applicable laws; and

9. The following new Section 44(j) must be inserted:

(j) With respect to any partial Defeasance, Borrower shall execute and deliver to Lender all documents necessary to amend and restate the Note with two substitute notes: one note having a principal balance equal to the defeased portion of the Loan (the "**Defeased Note**") and one note having a principal balance equal to the undefeased portion of the Loan (the "**Undefeased Note**"). The Undefeased Note may be the subject of a further Defeasance in accordance with the terms of this Section 44. The term "Note," as used in this Section 44, refers to the Undefeased Note that is the subject of further Defeasance.

10. The following new Section is added at the end of the Instrument after the last numbered Section, but there are no Sections between the last numbered Section and Section 68:

     68. PARTIAL DEFEASANCE. The Loan is cross-collateralized with certain other loans, subject to the terms of the Master Cross-Collateralization Agreement. The Master Cross-Collateralization Agreement provides that, under certain circumstances, a borrower named therein may obtain the release of the mortgage securing a particular loan, subject to (i) the prepayment or defeasance, as applicable, of the amount of the outstanding indebtedness under such loan, and (ii) on a pro-rata basis, the prepayment or defeasance, as applicable, of the indebtedness of the other loans remaining outstanding under the Master Cross-Collateralization Agreement in the total amount of the "Release Price" or "Defeasance Release Price" defined in the Master Cross-Collateralization Agreement. During the Defeasance Period, Borrower will have the right to partially defease the Loan in the amount of any part of a "Defeasance Release Price" allocated to the Loan subject to the provisions of Section 44.

11. The following new Sections are added to the Instrument:

     69. CROSS COLLATERALIZATION. The Indebtedness and all other obligations of Borrower under the Loan Documents ("**Borrower Obligations**") are also secured pursuant to the terms of that certain Master Cross-Collateralization Agreement ("**Master Cross-Collateralization Agreement**") dated of even date herewith and executed by Lender and Borrower and the other borrowers named therein ("**Other Borrowers**"). Borrower hereby irrevocably mortgages, grants, conveys and assigns to Lender the Mortgaged Property, to secure to Lender payment of the Total Indebtedness (as defined in the Master Cross-Collateralization Agreement) in an aggregate principal amount of $156,295,000.00 (including the principal amount of the Indebtedness) and the performance of the covenants and agreements contained in each of the Other Borrowers' Loan Documents (as defined in the Master Cross-Collateralization Agreement), as well as to secure to Lender payment of the Indebtedness and performance of the covenants and agreements contained in the Loan Documents.

     70. CROSS DEFAULT. Any Event of Default under this Instrument shall constitute an Event of Default under the Master Cross-Collateralization Agreement and any Event of Default under the Master Cross-Collateralization Agreement shall constitute an Event of Default under this Instrument.

12. Section 33 is deleted in its entirety and replaced with the following:

(a) Until the Indebtedness is paid in full, each Borrower and SPE Equity Owner *[Note – all references to SPE Equity Owner are not applicable]* shall remain a Single Purpose Entity.

(b) A "**Single Purpose Entity**" means a corporation, limited partnership, or limited liability company which, at all times since its formation and thereafter:

(i) shall not engage in any business or activity, other than the ownership, operation and maintenance of the Mortgaged Property and activities incidental thereto **and those activities permitted under or necessary to comply with the Loan Documents and the Master Cross-Collateralization Agreement;**

(ii) shall not acquire, own, hold, lease, operate, manage, maintain, develop or improve any assets other than the Mortgaged Property and such Personalty as may be necessary for the operation of the Mortgaged Property and shall conduct and operate its business as presently conducted and operated;

(iii) shall preserve its existence as an entity duly organized, validly existing and in good standing (if applicable) under the laws of the jurisdiction of its formation or organization and shall do all things necessary to observe organizational formalities;

(iv) shall not merge or consolidate with any other Person;

(v) **except as otherwise permitted in the Loan Documents and to the fullest extent permitted by law,** shall not take any action to dissolve, wind-up, terminate or liquidate in whole or in part; to sell, transfer or otherwise dispose of all or substantially all of its assets; to change its legal structure; transfer or permit the direct or indirect transfer of any partnership, membership or other equity interests, as applicable, other than Transfers permitted hereunder; issue additional partnership, membership or other equity interests, as applicable; or seek to accomplish any of the foregoing;

(vi) shall not, without the prior unanimous written consent of all of the Borrower's partners, members, or shareholders, as applicable, and, if applicable, the prior unanimous written consent of one hundred percent (100%) of the members of the board of directors or of the board of managers of the Borrower or the SPE Equity Owner: (A) file any insolvency, or reorganization case or proceeding, to institute proceedings to have the Borrower or any SPE Equity Owner be adjudicated bankrupt or insolvent, (B) institute proceedings under any applicable insolvency law, (C) seek any relief under any law relating to relief from debts or the protection of debtors, (D) consent to the filing or institution of bankruptcy or insolvency proceedings against the Borrower or any SPE Equity Owner, (E) file a petition seeking, or consent to, reorganization or relief with respect to the Borrower or any SPE Equity Owner under any applicable federal or state law relating to bankruptcy or insolvency, (F) seek or consent to the appointment of a receiver, liquidator, assignee, trustee, sequestrator, custodian, or any similar official for the Borrower or a substantial part of its property or for any SPE Equity Owner or a substantial part of its property, (G) make any assignment for the benefit of creditors of the Borrower or any SPE Equity Owner, (H) admit in writing the Borrower's or any SPE Equity Owner's inability to pay its debts generally as they become due, or (I) take action in furtherance of any of the foregoing;

(vii)   shall not amend or restate its organizational documents if such change would modify the requirements set forth in this Section 33;

(viii)   shall not own any subsidiary or make any investment in, any other Person;

(ix)   **except as set forth in the Loan Documents and the Master Cross-Collateralization Agreement** shall not commingle its assets with the assets of any other Person and shall hold all of its assets in its own name;

(x)   shall not incur any debt, secured or unsecured, direct or contingent (including, without limitation, guaranteeing any obligation), other than, (A) the Indebtedness (and any further indebtedness as described in Section 43 with regard to Supplemental Mortgages) **and the Total Indebtedness under the Master Cross-Collateralization Agreement** and (B) customary unsecured trade payables incurred in the ordinary course of owning and operating the Mortgaged Property provided the same are not evidenced by a promissory note, do not exceed, in the aggregate, at any time a maximum amount of three percent (3%) of the original principal amount of the Indebtedness and are paid within sixty (60) days of the date incurred;

(xi)   **except as set forth in the Loan Documents and the Master Cross-Collateralization Agreement,** shall maintain its records, books of account, bank accounts, financial statements, accounting records and other entity documents separate and apart from those of any other Person and shall not list its assets as assets on the financial statement of any other Person; provided, however, that the Borrower's assets may be included in a consolidated financial statement of its Affiliate provided that (A) appropriate notation shall be made on such consolidated financial statements to indicate the separateness of the Borrower from such Affiliate and to indicate that the Borrower's assets and credit are not available to satisfy the debts and other obligations of such Affiliate or any other Person and (B) such assets shall also be listed on the Borrower's own separate balance sheet;

(xii)   except for capital contributions or capital distributions permitted under the terms and conditions of its organizational documents, shall only enter into any contract or agreement with any general partner, member, shareholder, principal or Affiliate of Borrower or any guarantor, or any general partner, member, principal or Affiliate thereof, upon terms and conditions that are commercially reasonable and substantially similar to those that would be available on an arm's-length basis with third parties;

(xiii) **except as set forth in the Loan Documents and the Master Cross-Collateralization Agreement,** shall not maintain its assets in such a manner that will be costly or difficult to segregate, ascertain or identify its individual assets from those of any other Person;

(xiv) **except pursuant to the Master Cross-Collateralization Agreement,** shall not assume or guaranty (excluding any guaranty that has been executed and delivered in connection with the Note) the debts or obligations of any other Person, hold itself out to be responsible for the debts of another Person, pledge its assets to secure the obligations of any other Person or otherwise pledge its assets for the benefit of any other Person, or hold out its credit as being available to satisfy the obligations of any other Person;

(xv) shall not make or permit to remain outstanding any loans or advances to any other Person except for those investments permitted under the Loan Documents and shall not buy or hold evidence of indebtedness issued by any other Person (other than cash or investment-grade securities);

(xvi) shall file its own tax returns separate from those of any other Person, except to the extent that the Borrower is treated as a "disregarded entity" for tax purposes and is not required to file tax returns under applicable law, and shall pay any taxes required to be paid under applicable law;

(xvii) shall hold itself out to the public as a legal entity separate and distinct from any other Person and conduct its business solely in its own name, shall correct any known misunderstanding regarding its separate identity and shall not identify itself or any of its Affiliates as a division or department of any other Person; **provided that Borrower may appear on consolidated financial statements with segmented reporting for NTS Holdings.**

(xviii) shall maintain adequate capital for the normal obligations reasonably foreseeable in a business of its size and character and in light of its contemplated business operations and shall pay its debts and liabilities from its own assets as the same shall become due;

(xix) shall allocate fairly and reasonably shared expenses with Affiliates (including, without limitation, shared office space);

(xx) **except pursuant to the Loan Documents and Master Cross-Collateralization Agreement** shall pay (or cause the Property Manager to pay on behalf of the Borrower from the Borrower's funds) its own liabilities (including, without limitation, salaries of its own employees) from its own funds;

(xxi) shall not acquire obligations or securities of its partners, members, shareholders, or Affiliates, as applicable;

(xxii) except as contemplated or permitted by the property management agreement with respect to the Property Manager, shall not permit any Affiliate or constituent party independent access to its bank accounts, except pursuant to and in connection with the Loan Documents and Master Cross-Collateralization Agreement;

(xxiii) shall maintain, or require the property manager to maintain, a sufficient number of employees (if any) in light of its contemplated business operations and pay the salaries of its own employees, if any, only from its own funds;

(xxiv) if such entity is a single member limited liability company, such entity shall (A) be formed and organized under Delaware law, (B) have either (1) one springing member that is a corporation whose stock is 100% owned by the sole member of Borrower and that satisfies the requirements for a corporate springing member set forth below in this subsection or (2) two springing members who are natural persons and (C) otherwise comply with all Rating Agencies criteria for single member limited liability companies (including, without limitation, the delivery of Delaware single member limited liability company opinions acceptable in all respects to Lender and to the Rating Agencies). If the springing member is a corporation, such springing member shall at all times comply, and will cause Borrower to comply, with each of the representations, warranties and covenants contained in this Section 33 as if such representation, warranty or covenant were made directly by such corporation. If there is more than one springing member, only one springing member shall be the sole member of Borrower at any one time, and the second springing member shall become the sole member only upon the first springing member ceasing to be a member, so that at all times Borrower has one and only one member;

(xxv) if such entity is a single member limited liability company that is board-managed, such entity shall have a board of managers separate from that of guarantor and any other Person and shall cause its board of managers to keep minutes of board meetings and actions and observe all other Delaware limited liability company required formalities; and

(xxvi) if a SPE Equity Owner is required pursuant to Section 1(jjjj) of this Instrument, if the Borrower is (A) a limited liability company with more than one member, then the Borrower has and shall have at least one (1) member that is an SPE Equity Owner that has satisfied and shall satisfy the requirements of Section 33(c) below and such member is its managing member, or (B) a limited partnership, then all of its general partners are SPE Equity Owners that have satisfied and shall satisfy the requirements of Section 33(c) below.

(c) With respect to each SPE Equity Owner, if applicable, a "Single Purpose Entity" means a corporation or a Delaware single member limited liability company which, at all times since its formation and thereafter complies in its own right (subject to the modifications set forth below), and shall cause Borrower to comply, with each of the requirements contained in Section 33(b). Upon the withdrawal or the disassociation of an SPE Equity Owner from Borrower, Borrower shall immediately appoint a new SPE Equity Owner, whose organizational documents are substantially similar to those of the withdrawn or disassociated SPE Equity Owner, and deliver a new nonconsolidation opinion to the Rating Agencies and Lender in form and substance satisfactory to Lender and to the Rating Agencies (unless the opinion is waived by the Rating Agencies), with regard to nonconsolidation by a bankruptcy court of the assets of each of the Borrower and SPE Equity Owner with those of its Affiliates.

(i)   With respect to Sections 33(b)(i) and 33(b)(x) the SPE Equity Owner shall not engage in any business or activity other than being the sole managing member or general partner, as the case may be, of the Borrower and owning at least a 0.5% equity interest in Borrower;

(ii)   With respect to Section 33(b)(ii), the SPE Equity Owner has not and shall not acquire or own any assets other than its equity interest in the Borrower and personal property related thereto; and

(iii)   With respect to Section 33(b)(viii), the SPE Equity Owner shall not own any subsidiary or make any investment in any other Person, except for Borrower;

(iv)   With respect to Section 33(b)(xiv), the SPE Equity Owner shall not assume or guaranty the debts or obligations of any other Person, hold itself out to be responsible for the debts of another Person, pledge its assets to secure the obligations of any other Person or otherwise pledge its assets for the benefit of any other Person, or hold out its credit as being available to satisfy the obligations of any other Person, except for in its capacity as general partner of the Borrower (if applicable);

(v)   With respect to Section 33(b)(x), the SPE Equity Owner has not and shall not incur any debt, secured or unsecured, direct or contingent (including, without limitation, guaranteeing any obligation), other than (A) customary unsecured payables incurred in the ordinary course of owning the Borrower provided the same are not evidenced by a promissory note, do not exceed, in the aggregate, at any time a maximum amount of $10,000 and are paid within sixty (60) days of the date incurred and (B) except in its capacity as general partner of the Borrower (if applicable).

(d)   Notwithstanding anything to the contrary in this Instrument, no Transfer will be permitted under Sections 21(c), (d), (e) or (f) unless the provisions of this Section 33 are satisfied at all times, **and any such Transfer shall be limited by the fact that the Indebtedness may not be assumed by any third party while the Master Cross-Collateralization Agreement remains in effect.**

13.   Section 11(b) is deleted in its entirety and replaced with the following:

"(b)   convert any individual units currently used for residential purposes or common areas to commercial use,"

14.   Section 14 is modified as follows:

In Section 14(c), "ninety (90) days" is replaced with "one hundred twenty (120) days".

In Section 14(d), revise subsections (i) and (ii) to read as follows:

(i)   prior to a Securitization, ~~and thereafter upon Lender's reasonable request,~~ a monthly Rent Schedule and a monthly statement of income and expenses for Borrower's operation of the Mortgaged Property; <u>following a Securitization, upon Lender's reasonable request but not more frequently than quarterly, a Rent Schedule and a statement of income and expenses for Borrower's operation of the Mortgaged Property;</u>

(ii)   prior to a Securitization, and thereafter upon Lender's reasonable request <u>(provided that following a Securitization Lender will not make such a request more frequently than quarterly)</u>, Borrower shall furnish to Lender a statement that identifies all owners of any interest in Borrower and any Controlling Entity and the interest held by each (unless Borrower or any Controlling Entity is a publicly-traded entity in which case such statement of ownership shall not be required), and if Borrower or a Controlling Entity is a corporation, all officers and directors of Borrower and the Controlling Entity, and if Borrower or a Controlling Entity is a limited liability company, all Managers who are not members;

In Section 14(g), the second sentence is deleted and replaced with the following:

If Borrower has not provided the required statements, schedules and reports within 10 Business Days following such Notice <u>(15 Business Days for any statements, schedules and reports required pursuant to Sections 14(b)(i), (ii), or (iii))</u>, then Lender shall have the right to have Borrower's books and records audited, at Borrower's expense, by independent certified public accountants selected by Lender in order to obtain such statements, schedules and reports, and all related costs and expenses of Lender shall become immediately due and payable and shall become an additional part of the Indebtedness as provided in Section 12.

In Section 14(h), "ninety (90) days" is replaced each time that it appears, with "one hundred twenty (120) days".

15.   Section 21(b) is revised to include a new clause (iv) as follows:

"(iv)   a sale or transfer of limited partnership interests in NTS Realty Holdings Limited Partnership ("NTS Holdings"), so long as the Controlling Interest in the managing general partner of NTS Holdings continues to be held by J.D. Nichols and/or Brian F. Lavin."

16.   The introductory provision of Section 21(c)(vii) is revised to read as follows:

"(vii) <u>without limiting the provisions of Section 21(b)(iv),</u> any Transfer of an interest ~~in Borrower or any interest~~ in a Controlling Entity (which, if such Controlling Entity were Borrower, would result in an Event of Default) listed in (A) through <u>(G)</u> below (a "**Preapproved Transfer**"), under the terms and conditions listed as items (1) through (7) below:"

17.   Section 21(c)(vii)(G) is added as follows:

"(G)   a sale or transfer to employees of NTS Development Company or NTS Realty Capital, Inc., or to an entity in which NTS Holdings holds the Controlling Interest owned and controlled by the transferor or the transferor's immediate family members; or"

18.   Section 21(c)(vii)(2) is revised to read as follows:

"(2)   For the purposes of these Preapproved Transfers, a transferor's immediate family members will be deemed to include a spouse, parent, child (including by adoption) or grandchild (including by adoption) of such transferor."

19.   Section 21(c)(vii)(3) is completed as follows:

"(3)   Either directly or indirectly, J.D. Nichols and/or Brian F. Lavin shall retain at all times a managing interest in the Borrower."

II.   EXTRA LARGE LOAN MODIFICATIONS.

1.   Section 1 of this Instrument is modified as follows:

The definition of Collateral Agreement is deleted and replaced with the following:

"**Collateral Agreement**" means any separate agreement between Borrower and Lender for the purpose of establishing replacement reserves for the Mortgaged Property, establishing a fund to assure the completion of repairs or improvements specified in that agreement, or assuring reduction of the outstanding principal balance of the Indebtedness if the occupancy of or income from the Mortgaged Property does not increase to a level specified in that agreement, or any other agreement or agreements between Borrower and Lender which provide for the establishment of any other fund, reserve or account, including, without limitation, the Clearing Account Agreement and the Cash Management Agreement.

2.   The following definitions shall be added to Section 1 of this Instrument:

"**Cash Management Agreement**" shall mean that certain cash management agreement of even date herewith among Borrower, Lender and Property Manager.

"**Clearing Account Agreement-CME**" shall mean that certain clearing account agreement of even date herewith among Borrower, Lender and Clearing Bank.

"**Clearing Bank**" shall be defined in the Clearing Account Agreement.

3.   The first sentence in Section 19(c) of this Instrument is deleted and replaced with the following:

Borrower will maintain the insurance coverage described in this Section 19 with companies acceptable to Lender and with a claims paying ability of a minimum of any of the following (i) "A-" or its equivalent by Fitch, Inc., (ii) "A-" or its equivalent by Standard & Poor's Ratings Services, a division of The McGraw-Hill Companies, Inc. or (iii) "A3" or its equivalent by Moody's Investors Service, Inc. All insurers providing insurance required by this Instrument must be authorized to issue insurance in the Property Jurisdiction.

4.   The following Section 45 is added as follows:

45. SPLITTING THE NOTE. Lender has the right from time to time to sever the Note into one or more separate promissory notes in such denominations as Lender determines in its sole discretion, which promissory notes may be included in separate sales or Securitizations undertaken by Lender. In conjunction with any such action, Lender may redefine the interest rate and amortization schedule; provided however: (a) if Lender redefines the interest rate, the weighted average of the interest rates contained in the severed promissory notes taken in the aggregate shall equal the Fixed Interest Rate (as defined in the Note), and (b) if Lender redefines the amortization schedule, the amortization of the severed promissory notes taken in the aggregate shall require no more amortization to be paid under the Loan than as required under this Instrument and the Note at the time such action was taken by Lender and such redefined amortization shall not result in a change in the amount of the monthly payment due under the Note. The Borrower shall only be required to make one payment under such separate promissory notes. Subject to the foregoing, each severed promissory note, and the Loan evidenced thereby, shall be upon all of the terms and provisions contained in this Instrument and the Loan Documents which continue in full force and effect, except that Lender may allocate specific collateral given for the Loan as security for performance of specific promissory notes, in each case with or without cross default provisions. Borrower, at Borrower's expense, agrees to cooperate with all reasonable requests of Lender to accomplish the foregoing, including, without limitation, execution and prompt delivery to Lender of a severance agreement and such other documents as Lender shall reasonable require. Borrower hereby appoints Lender its attorney-in-fact with full power of substitution (and which shall be deemed to be coupled with an interest and irrevocable until the Loan is paid and this Instrument is discharged of record, with Borrower hereby ratifying all that its said attorney shall do by virtue thereof) to make and execute all documents necessary or desirable to effect the aforesaid severance; provided however, Lender shall not make or execute any such documents under such power until ten (10) Business Days after written Notice has been given to Borrower by Lender of Lender's intent to exercise its rights under such power. Borrower's failure to deliver any of the documents requested by Lender hereunder for a period of ten (10) Business Days after such Notice by Lender shall, at lender's option, constitute an Event of Default hereunder.

5. Section 49 of this Instrument is deleted and replaced with the following:

49. SALE OF NOTE AND SECURITIZATION. At the request of the Lender and, to the extent not already required to be provided by Borrower under this Instrument, Borrower shall use reasonable efforts to satisfy the market standards to which the Lender customarily adheres or which may be reasonably required in the marketplace or by the Rating Agencies in connection with any Secondary Market Transaction of rated single or multi-class securities (the "**Securities**") secured by or evidencing ownership interests in the Note and this Instrument, including, without limitation, to:

(a) (i) provide such financial and other information with respect to the Mortgaged Property, the Borrower and the Property Manager, (ii) perform or permit or cause to be performed or permitted such site inspection, appraisals, market studies, environmental reviews and reports (Phase I's and, if appropriate, Phase II's), engineering reports and other due diligence investigations of the Mortgaged Property, as may be reasonably requested by the Lender or the Rating Agencies or as may be necessary or appropriate in connection with the Secondary Market Transaction, and (iii) make such representations and warranties as of the closing date of the Secondary Market Transaction with respect to the Mortgaged Property, Borrower and the Loan Documents as are customarily provided in securitization transactions and as may be reasonably requested by the Lender or by the Rating Agencies and consistent with the facts covered by such representations and warranties as they exist on the date thereof, including the representations and warranties made in the Loan Documents (collectively, the "**Provided Information**"), together, if customary, with appropriate verification and/or consents of the Provided Information through letters of auditors or opinions of counsel of independent attorneys acceptable to the Lender and to the Rating Agencies;

(b)   at Borrower's expense, cause its counsel to render opinions, which may be relied upon by the Lender, the Rating Agencies and their respective counsel, agents and representatives, as to nonconsolidation, fraudulent conveyance, and true sale or any other opinion customary in securitization transactions with respect to the Mortgaged Property and Borrower and its Affiliates, which counsel and opinions shall be reasonably satisfactory to the Lender and to the Rating Agencies;

(c)   execute such amendments to the Loan Documents and organizational documents, establish and fund the Replacement Reserve Fund (as defined in the Replacement Reserve Agreement), if any, and any Repairs (as defined in the Repair Agreement), if any, as may be requested by the Lender or by the Rating Agencies or otherwise to effect the Secondary Market Transaction; provided, however, that the Borrower shall not be required to modify or amend any Loan Document if such modification or amendment would (i) change the interest rate, the stated maturity or the amortization of principal set forth in the Note, or (ii) modify or amend any other material economic term of the Loan;

(d)   pay all reasonable third party costs and expenses incurred by Lender in connection with Borrower's complying with requests made under this Section; and

(e)   in the event that the provisions of this Instrument or any of the other Loan Documents require the receipt of a Rating Confirmation with respect to the ratings on the Securities or if the terms of the transaction documents relating to a Secondary Market Transaction require a Rating Confirmation in order for the consent of the Lender to be given, pay all of the costs and expenses of the Lender, Loan Servicer and each of the Rating Agencies in connection with any required Rating Confirmation and, if applicable, any fees imposed by any Rating Agencies as a condition to the delivery of the Rating Confirmation.

[Back Page – Intentionally Left Blank]



Prepared by, and after recording return to:

Michael Van Voorhis, Esquire
Troutman Sanders LLP
P.O. Box 1122
Richmond, Virginia 23218-1122

MULTIFAMILY MORTGAGE,
ASSIGNMENT OF RENTS
AND SECURITY AGREEMENT

(INDIANA – REVISION DATE 03-31-2008)

I certify under penalty of perjury, that I have
taken reasonable care to redact each Social
Security number in this document, unless
required by law.

Michael Van Voorhis, Esquire

MULTIFAMILY MORTGAGE,
ASSIGNMENT OF RENTS
AND SECURITY AGREEMENT
(INDIANA – REVISION DATE 03-31-2008)

THIS MULTIFAMILY MORTGAGE, ASSIGNMENT OF RENTS AND SECURITY AGREEMENT (the "Instrument") is made to be effective as of the 16th day of December, 2009, between **NLP LAKE CLEARWATER, LLC**, a limited liability company organized and existing under the laws of Delaware, whose address is c/o NTS Development Company, 10172 Linn Station Road, Louisville, Kentucky 40223, as mortgagor ("Borrower"), and **HOLLIDAY FENOGLIO FOWLER, L.P.**, a limited partnership organized and existing under the laws of Texas, whose address is 9 Greenway Plaza, Suite 700, Houston (Harris County), Texas 77046, as mortgagee ("Lender"). Borrower's organizational identification number, if applicable, is 4739663.

Borrower is indebted to Lender in the principal amount of $11,390,000.00, as evidenced by Borrower's Multifamily Note payable to Lender, dated as of the date of this Instrument, and maturing on January 1, 2020 (the "Maturity Date").

TO SECURE TO LENDER the repayment of the Indebtedness, and all renewals, extensions and modifications of the Indebtedness, and the performance of the covenants and agreements of Borrower contained in the Loan Documents, Borrower mortgages, warrants, grants, conveys and assigns to Lender the Mortgaged Property, including the Land located in Marion County, State of Indiana and described in Exhibit A attached to this Instrument.

Borrower represents and warrants that Borrower is lawfully seized of the Mortgaged Property and has the right, power and authority to mortgage, grant, convey and assign the Mortgaged Property, and that the Mortgaged Property is unencumbered, except as shown on the schedule of exceptions to coverage in the title policy issued to and accepted by Lender contemporaneously with the execution and recordation of this Instrument and insuring Lender's interest in the Mortgaged Property (the "Schedule of Title Exceptions"). Borrower covenants that Borrower will warrant and defend generally the title to the Mortgaged Property against all claims and demands, subject to any easements and restrictions listed in the Schedule of Title Exceptions.

UNIFORM COVENANTS-CME REVISION DATE 8-14-2009

Covenants. In consideration of the mutual promises set forth in this Instrument, Borrower and Lender covenant and agree as follows:

1.   **DEFINITIONS.** The following terms, when used in this Instrument (including when used in the above recitals), shall have the following meanings:

(a)   "Affiliate" of any Person means (i) any other Person which, directly or indirectly, is in Control of, is Controlled by or is under common Control with, such Person; (ii) any other

Person who is a director or officer of (A) such Person, (B) any subsidiary of such Person, or (C) any Person described in clause (i) above; or (iii) any corporation, limited liability company or partnership which has as a director any Person described in subsection (ii) above.

(b)   "Approved Seller/Servicer" is defined in Section 43(b).

(c)   "Assignment of Management Agreement" means Assignment of Management Agreement and Subordination of Management Fee of even date herewith among Borrower, Lender and Property Manager, including all schedules, riders, allonges and addenda, as such Assignment of Management Agreement may be amended from time to time.

(d)   "Attorneys' Fees and Costs" means (i) fees and out of pocket costs of Lender's and Loan Servicer's attorneys, as applicable, including costs of Lender's and Loan Servicer's in-house counsel, support staff costs, costs of preparing for litigation, computerized research, telephone and facsimile transmission expenses, mileage, deposition costs, postage, duplicating, process service, videotaping and similar costs and expenses; (ii) costs and fees of expert witnesses, including appraisers; (iii) investigatory fees; and (iv) the costs for any opinion required by Lender pursuant to the terms of the Loan Documents.

(e)   "Borrower" means all entities identified as "Borrower" in the first paragraph of this Instrument, together with their successors and assigns.

(f)   "Business Day" means any day other than a Saturday, a Sunday or any other day on which Lender or the national banking associations are not open for business.

(g)   "Claim" is defined in Section 18(l).

(h)   "Collateral Agreement" means any separate agreement between Borrower and Lender for the purpose of establishing replacement reserves for the Mortgaged Property, establishing a fund to assure the completion of repairs or improvements specified in that agreement, or assuring reduction of the outstanding principal balance of the Indebtedness if the occupancy of or income from the Mortgaged Property does not increase to a level specified in that agreement, or any other agreement or agreements between Borrower and Lender which provide for the establishment of any other fund, reserve or account.

(i)   "Condemnation" is defined in Section 20(a).

(j)   "Control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person whether through ownership of voting securities, beneficial interests, by contract or otherwise. The definition is to be construed to apply equally to variations of the word "Control," including "Controlled," "Controlling" or "Controlled by."

(k)   "Controlling Entity" means an entity which, directly or indirectly through one or more intermediaries, (i) owns or Controls a general partnership interest or a Controlling Interest of the limited partnership interests in Borrower (if Borrower is a partnership), (ii) is a Manager of Borrower or owns a Controlling Interest in a manager of Borrower or a Controlling Interest of the ownership or membership interests in Borrower (if Borrower is a limited liability company), or (iii) owns or Controls a Controlling Interest of any class of voting stock of Borrower (if Borrower is a corporation). The SPE Equity Owner, if applicable, shall be considered a Controlling Entity for purposes of this definition.

(l)   "**Controlling Interest**" means (i) 50 percent or more of the direct or indirect ownership interests in an entity, or (ii) a percentage ownership interest in an entity of less than 50 percent, if the owner(s) of that interest actually Control(s) the business and affairs of the entity without the requirement of consent of any other party.

(m)   "**Cut-off Date**" is defined in the Note.

(n)   "**Defeasance**" is defined in Section 44.

(o)   "**Defeasance Closing Date**" is defined in Section 44(b).

(p)   "**Defeasance Collateral**" means (i) a Freddie Mac Debt Security, (ii) a Fannie Mae Debt Security, (iii) U.S. Treasury Obligations, or (iv) FHLB Obligations.

(q)   "**Defeasance Date**" means the second (2nd) anniversary of the "startup date" of the last REMIC within the meaning of Section 860G(a)(9) of the Tax Code which holds all or any portion of the Loan.

(r)   "**Defeasance Fee**" is defined in Section 44(c).

(s)   "**Defeasance Notice**" is defined in Section 44(b).

(t)   "**Defeasance Period**" is defined in the Note.

(u)   "**Disclosure Document**" is defined in Section 39.

(v)   "**Eligible Account**" means an identifiable account which is separate from all other funds held by the holding institution that is either (i) an account or accounts maintained with the corporate trust department of a federal or state-chartered depository institution or trust company which complies with the definition of Eligible Institution or (ii) a segregated trust account or accounts maintained with the corporate trust department of a federal or state chartered depository institution or trust company acting in its fiduciary capacity which, in the case of a state chartered depository institution or trust company is subject to regulations substantially similar to 12 C.F.R. §9.10(b), having in either case a combined capital and surplus of at least $50,000,000 and subject to supervision or examination by federal and state authority. An Eligible Account will not be evidenced by a certificate of deposit, passbook or other instrument.

(w)   "**Eligible Institution**" means a federal or state chartered depository institution or trust company insured by the Federal Deposit Insurance Corporation, the short term unsecured debt obligations or commercial paper of which are rated at least A-1 by Standard & Poor's Ratings Services, a division of The McGraw-Hill Companies, Inc., P-1 by Moody's Investors Service, Inc. and F-1 by Fitch, Inc. in the case of accounts in which funds are held for thirty (30) days or less or, in the case of letters of credit or accounts in which funds are held for more than thirty (30) days, the long term unsecured debt obligations of which are rated at least "A" by Fitch, Inc. and Standard & Poor's Ratings Services, a division of The McGraw-Hill Companies, Inc., and "A2" by Moody's Investors Service, Inc. If at any time an Eligible Institution does not meet the required rating, the Loan Servicer must move the Eligible Account within thirty (30) days of such event to an appropriately rated Eligible Institution.

(x)   "**Environmental Inspections**" is defined in Section 18(g).

(y)   "**Environmental Permit**" means any permit, license, or other authorization issued under any Hazardous Materials Law with respect to any activities or businesses conducted on or in relation to the Mortgaged Property.

(z)   "**ERISA**" is defined in Section 48(d).

(aa)   "**Event of Default**" means the occurrence of any event listed in Section 22.

(bb)   "**Fannie Mae Debt Security**" means any non-callable bond, debenture, note, or other similar debt obligation issued by Federal National Mortgage Association.

(cc)   "**FHLB Obligations**" mean direct, non-callable and non-redeemable securities issued, or fully insured as to payment, by any consolidated bank that is a member of the Federal Home Loan Banks.

(dd)   "**First Mortgage**" is defined in Section 43(b).

(ee)   "**Fixtures**" means all property owned by Borrower which is so attached to the Land or the Improvements as to constitute a fixture under applicable law, including: machinery, equipment, engines, boilers, incinerators, installed building materials; systems and equipment for the purpose of supplying or distributing heating, cooling, electricity, gas, water, air, or light; antennas, cable, wiring and conduits used in connection with radio, television, security, fire prevention, or fire detection or otherwise used to carry electronic signals; telephone systems and equipment; elevators and related machinery and equipment; fire detection, prevention and extinguishing systems and apparatus; security and access control systems and apparatus; plumbing systems; water heaters, ranges, stoves, microwave ovens, refrigerators, dishwashers, garbage disposers, washers, dryers and other appliances; light fixtures, awnings, storm windows and storm doors; pictures, screens, blinds, shades, curtains and curtain rods; mirrors; cabinets, paneling, rugs and floor and wall coverings; fences, trees and plants; swimming pools; and exercise equipment.

(ff)   "**Freddie Mac**" is defined in Section 43(a).

(gg)   "**Freddie Mac Debt Security**" means any non-callable bond, debenture, note, or other similar debt obligation issued by Freddie Mac.

(hh)   "**Governmental Authority**" means any board, commission, department or body of any municipal, county, state or federal governmental unit, or any subdivision of any of them, that has or acquires jurisdiction over the Mortgaged Property or the use, operation or improvement of the Mortgaged Property or over the Borrower.

(ii)   "**Hazard Insurance**" is defined in Section 19.

(jj)   "**Hazardous Materials**" means petroleum and petroleum products and compounds containing them, including gasoline, diesel fuel and oil; explosives; flammable materials; radioactive materials; polychlorinated biphenyls ("PCBs") and compounds containing them; lead and lead-based paint; asbestos or asbestos containing materials in any form that is or could become friable; underground or above-ground storage tanks, whether empty or containing any substance; any substance the presence of which on the Mortgaged Property is prohibited by any federal, state or local authority; any substance that requires special handling and any other material or substance now or in the future that (i) is defined as a "hazardous substance," "hazardous material," "hazardous waste," "toxic substance," "toxic pollutant," "contaminant," or

"pollutant" by or within the meaning of any Hazardous Materials Law, or (ii) is regulated in any way by or within the meaning of any Hazardous Materials Law.

(kk) **"Hazardous Materials Laws"** means all federal, state, and local laws, ordinances and regulations and standards, rules, policies and other governmental requirements, administrative rulings and court judgments and decrees in effect now or in the future and including all amendments, that relate to Hazardous Materials or the protection of human health or the environment and apply to Borrower or to the Mortgaged Property. Hazardous Materials Laws include, but are not limited to, the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. Section 9601, et seq., the Resource Conservation and Recovery Act of 1976, 42 U.S.C. Section 6901, et seq., the Toxic Substance Control Act, 15 U.S.C. Section 2601, et seq., the Clean Water Act, 33 U.S.C. Section 1251, et seq., and the Hazardous Materials Transportation Act, 49 U.S.C. Section 5101, et seq., and their state analogs.

(ll) **"Impositions"** and **"Imposition Deposits"** are defined in Section 7(a).

(mm) **"Improvements"** means the buildings, structures, improvements, and alterations now constructed or at any time in the future constructed or placed upon the Land, including any future replacements and additions.

(nn) **"Indebtedness"** means the principal of, interest at the fixed or variable rate set forth in the Note on, and all other amounts due at any time under, the Note, this Instrument or any other Loan Document, including prepayment premiums, late charges, default interest, and advances as provided in Section 12 to protect the security of this Instrument.

(oo) **"Indemnitees"** is defined in Section 18(j).

(pp) **"Initial Owners"** means, with respect to Borrower or any other entity, the Persons that (i) on the date of the Note, or (ii) on the date of a Transfer to which Lender has consented, own in the aggregate 100 percent of the ownership interests in Borrower or that entity.

(qq) **"Intercreditor Agreement"** is defined in Section 43(b).

(rr) **"Issuer Group"** is defined in Section 47.

(ss) **"Issuer Person"** is defined in Section 47.

(tt) **"Junior Lender"** is defined in Section 43(e).

(uu) **"Land"** means the land described in Exhibit A.

(vv) **"Leases"** means all present and future leases, subleases, licenses, concessions or grants or other possessory interests now or hereafter in force, whether oral or written, covering or affecting the Mortgaged Property, or any portion of the Mortgaged Property (including proprietary leases or occupancy agreements if Borrower is a cooperative housing corporation), and all modifications, extensions or renewals.

(ww) **"Lender"** means the entity identified as "Lender" in the first paragraph of this Instrument, or any subsequent holder of the Note.

(xx) **"Lien"** is defined in Section 16.

(yy) "**Loan**" means the loan evidenced by the Note.

(zz) "**Loan Documents**" means the Note, this Instrument, the Assignment of Management Agreement, all guaranties, all indemnity agreements, all Collateral Agreements, O&M Programs, the MMP and any other documents now or in the future executed by Borrower, any guarantor or any other Person in connection with the Loan evidenced by the Note, as such documents may be amended from time to time.

(aaa) "**Loan Servicer**" means the entity that from time to time is designated by Lender or its designee to collect payments and deposits and receive Notices under the Note, this Instrument and any other Loan Document, and otherwise to service the Loan evidenced by the Note for the benefit of Lender. Unless Borrower receives Notice to the contrary, the Loan Servicer is the entity identified as "Lender" in the first paragraph of this Instrument.

(bbb) "**Lockout Period**" is defined in the Note.

(ccc) "**Manager**" or "**Managers**" means a Person who is named or designated as a manager or managing member or otherwise acts in the capacity of a manager or managing member of a limited liability company in a limited liability company agreement or similar instrument under which the limited liability company is formed or operated.

(ddd) "**Material Adverse Effect**" is defined in Section 48(f).

(eee) "**MMP**" means a moisture management plan to control water intrusion and prevent the development of Mold or moisture at the Mortgaged Property throughout the term of this Instrument. At a minimum, the MMP must contain a provision for (i) staff training, (ii) information to be provided to tenants, (iii) documentation of the plan, (iv) the appropriate protocol for incident response and remediation and (v) routine, scheduled inspections of common space and unit interiors.

(fff) "**Mold**" means mold, fungus, microbial contamination or pathogenic organisms.

(ggg) "**Mortgaged Property**" means all of Borrower's present and future right, title and interest in and to all of the following:

> (i) the Land;
>
> (ii) the Improvements;
>
> (iii) the Fixtures;
>
> (iv) the Personalty;
>
> (v) all current and future rights, including air rights, development rights, zoning rights and other similar rights or interests, easements, tenements, rights of way, strips and gores of land, streets, alleys, roads, sewer rights, waters, watercourses, and appurtenances related to or benefiting the Land or the Improvements, or both, and all rights-of-way, streets, alleys and roads which may have been or may in the future be vacated;
>
> (vi) all proceeds paid or to be paid by any insurer of the Land, the Improvements, the Fixtures, the Personalty or any other part of the

Mortgaged Property, whether or not Borrower obtained the insurance pursuant to Lender's requirement;

(vii)   all awards, payments and other compensation made or to be made by any municipal, state or federal authority with respect to the Land, the Improvements, the Fixtures, the Personalty or any other part of the Mortgaged Property, including any awards or settlements resulting from condemnation proceedings or the total or partial taking of the Land, the Improvements, the Fixtures, the Personalty or any other part of the Mortgaged Property under the power of eminent domain or otherwise and including any conveyance in lieu thereof;

(viii)   all contracts, options and other agreements for the sale of the Land, the Improvements, the Fixtures, the Personalty or any other part of the Mortgaged Property entered into by Borrower now or in the future, including cash or securities deposited to secure performance by parties of their obligations;

(ix)   all proceeds from the conversion, voluntary or involuntary, of any of the above into cash or liquidated claims, and the right to collect such proceeds;

(x)   all Rents and Leases;

(xi)   all earnings, royalties, accounts receivable, issues and profits from the Land, the Improvements or any other part of the Mortgaged Property, and all undisbursed proceeds of the Loan secured by this Instrument;

(xii)   all Imposition Deposits;

(xiii)   all refunds or rebates of Impositions by any municipal, state or federal authority or insurance company (other than refunds applicable to periods before the real property tax year in which this Instrument is dated);

(xiv)   all tenant security deposits which have not been forfeited by any tenant under any Lease and any bond or other security in lieu of such deposits; and

(xv)   all names under or by which any of the above Mortgaged Property may be operated or known, and all trademarks, trade names, and goodwill relating to any of the Mortgaged Property.

(hhh)   "New Commercial Lease" is defined in Section 4(f).

(iii)   "Note" means the Multifamily Note described on page 1 of this Instrument, including all schedules, riders, allonges and addenda, as such Multifamily Note may be amended from time to time.

(jjj)   "Notice" is defined in Section 31(a).

(kkk)   "O&M Program" is defined in Section 18(d).

(lll)   "**Person**" means any natural person, sole proprietorship, corporation, general partnership, limited partnership, limited liability company, limited liability limited partnership, joint venture, association, joint stock company, bank, trust, estate, unincorporated organization, any federal, state, county or municipal government (or any agency or political subdivision thereof), endowment fund or any other form of entity.

(mmm)"**Personalty**" means all:

   (i)   accounts (including deposit accounts) of Borrower related to the Mortgaged Property;

   (ii)   equipment and inventory owned by Borrower, which are used now or in the future in connection with the ownership, management or operation of the Land or Improvements or are located on the Land or Improvements, including furniture, furnishings, machinery, building materials, goods, supplies, tools, books, records (whether in written or electronic form), and computer equipment (hardware and software);

   (iii)   other tangible personal property owned by Borrower which is used now or in the future in connection with the ownership, management or operation of the Land or Improvements or is located on the Land or in the Improvements, including ranges, stoves, microwave ovens, refrigerators, dishwashers, garbage disposers, washers, dryers and other appliances (other than Fixtures);

   (iv)   any operating agreements relating to the Land or the Improvements;

   (v)   any surveys, plans and specifications and contracts for architectural, engineering and construction services relating to the Land or the Improvements;

   (vi)   all other intangible property, general intangibles and rights relating to the operation of, or used in connection with, the Land or the Improvements, including all governmental permits relating to any activities on the Land and including subsidy or similar payments received from any sources, including a governmental authority; and

   (vii)   any rights of Borrower in or under letters of credit.

(nnn)   "**Pledge Agreement**" is defined in Section 44(f).

(ooo)   "**Preapproved Transfer**" is defined in Section 21(c).

(ppp)   "**Prior Lien**" is defined in Section 12.

(qqq)   "**Proceeding**" means, whether voluntary or involuntary, any case, proceeding or other action against Borrower or any SPE Equity Owner under any existing or future law of any jurisdiction relating to bankruptcy, insolvency, reorganization or relief of debtors.

(rrr)   "**Prohibited Activities or Conditions**" is defined in Section 18(a).

(sss)   "**Property Jurisdiction**" is defined in Section 30(a).

(ttt)   "**Property Manager**" means NTS Development Company.

(uuu)   "**Rating Agencies**" means Fitch, Inc.; Moody's Investors Service, Inc.; or Standard & Poor's Ratings Services, a division of The McGraw-Hill Companies, Inc., or any successor entity of the foregoing, or any other nationally recognized statistical rating organization.

(vvv)   "**Rating Confirmation**" means a written confirmation from each of the Rating Agencies which has rated the Securitization which includes the Loan (unless otherwise agreed by Lender) or any portion thereof or interest therein, that an action shall not result in a downgrade, withdrawal or qualification of any securities issued in connection with the Securitization, unless such Rating Agency has elected to waive its right to issue a Rating Confirmation.

(www)   "**Release Instruments**" is defined in Section 44(f).

(xxx)   "**Remedial Work**" is defined in Section 18(h).

(yyy)   "**Rent Schedule**" means a written schedule for the Mortgaged Property showing the name of each tenant, and for each tenant, the space occupied, the lease expiration date, the rent payable for the current month, the date through which rent has been paid, and any related information requested by Lender.

(zzz)   "**Rents**" means all rents (whether from residential or non-residential space), revenues and other income of the Land or the Improvements, parking fees, laundry and vending machine income and fees and charges for food, health care and other services provided at the Mortgaged Property, whether now due, past due, or to become due, and deposits forfeited by tenants, and, if Borrower is a cooperative housing corporation or association, maintenance fees, charges or assessments payable by shareholders or residents under proprietary leases or occupancy agreements, whether now due, past due, or to become due.

(aaaa)   "**Required DSCR**" is defined in Section 43(b).

(bbbb)   "**Required LTV**" is defined in Section 43(b).

(cccc)   "**Restoration**" is defined in Section 19(f).

(dddd)   "**Scheduled Debt Payments**" is defined in Section 44(g).

(eeee)   "**Secondary Market Transaction**" means (a) any sale or assignment of this Instrument, the Note and the other Loan Documents to one or more investors as a whole loan; (b) a participation of the Loan to one or more investors; (c) any deposit of this Instrument, the Note and the other Loan Documents with a trust or other entity which may sell certificates or other instruments to investors evidencing an ownership interest in the assets of such trust or other entity; or (d) any other sale, assignment or transfer of the Loan or any interest therein to one or more investors.

(ffff)   "**Securities Liabilities**" is defined in Section 47.

(gggg)   "**Securitization**" means when the Note is assigned to a REMIC trust.

(hhhh)   "**Servicing Arrangement**" is defined in Section 36(b).

(iiii) "**Single Purpose Entity**" is defined in Section 33(b).

(jjjj) "**SPE Equity Owner**" is NOT APPLICABLE-Borrower shall not be required to maintain an SPE Equity Owner in its organizational structure during the term of the Loan and all references to SPE Equity Owner in this Instrument and in the Note shall be of no force or effect.

(kkkk) "**Successor Borrower**" is defined in Section 44(h).

(llll) "**Supplemental Mortgage**" is defined in Section 43(b).

(mmmm) "**Supplemental Mortgage Product**" is defined in Section 43(a).

(nnnn) "**Tax Code**" means the Internal Revenue Code of the United States.

(oooo) "**Taxes**" means all taxes, assessments, vault rentals and other charges, if any, whether general, special or otherwise, including all assessments for schools, public betterments and general or local improvements, which are levied, assessed or imposed by any public authority or quasi-public authority, and which, if not paid, will become a lien on the Land or the Improvements.

(pppp) "**Third Party Information**" is defined in Section 47.

(qqqq) "**Transfer**" is defined in Section 21.

(rrrr) "**Transfer and Assumption Agreement**" is defined in Section 44(f).

(ssss) "**UCC Collateral**" is defined in Section 2.

(tttt) "**Underwriter Group**" is defined in Section 47.

(uuuu) "**U.S. Treasury Obligations**" means direct, non-callable and non-redeemable securities issued, or fully insured as to payment, by the United States of America.

2. **UNIFORM COMMERCIAL CODE SECURITY AGREEMENT.**

(a) This Instrument is also a security agreement under the Uniform Commercial Code for any of the Mortgaged Property which, under applicable law, may be subjected to a security interest under the Uniform Commercial Code, whether such Mortgaged Property is owned now or acquired in the future, and all products and cash and non-cash proceeds thereof (collectively, "**UCC Collateral**"), and Borrower hereby grants to Lender a security interest in the UCC Collateral. Borrower hereby authorizes Lender to prepare and file financing statements, continuation statements and financing statement amendments in such form as Lender may require to perfect or continue the perfection of this security interest and Borrower agrees, if Lender so requests, to execute and deliver to Lender such financing statements, continuation statements and amendments. Borrower shall pay all filing costs and all costs and expenses of any record searches for financing statements and/or amendments that Lender may require. Without the prior written consent of Lender, Borrower shall not create or permit to exist any other lien or security interest in any of the UCC Collateral.

(b) Unless Borrower gives Notice to Lender within 30 days after the occurrence of any of the following, and executes and delivers to Lender modifications or supplements of this Instrument (and any financing statement which may be filed in connection with this Instrument)

as Lender may require, Borrower shall not (i) change its name, identity, structure or jurisdiction of organization; (ii) change the location of its place of business (or chief executive office if more than one place of business); or (iii) add to or change any location at which any of the Mortgaged Property is stored, held or located.

(c)   If an Event of Default has occurred and is continuing, Lender shall have the remedies of a secured party under the Uniform Commercial Code, in addition to all remedies provided by this Instrument or existing under applicable law. In exercising any remedies, Lender may exercise its remedies against the UCC Collateral separately or together, and in any order, without in any way affecting the availability of Lender's other remedies.

(d)   This Instrument constitutes a financing statement with respect to any part of the Mortgaged Property that is or may become a Fixture, if permitted by applicable law.

3.   ASSIGNMENT OF RENTS; APPOINTMENT OF RECEIVER; LENDER IN POSSESSION.

(a)   As part of the consideration for the Indebtedness, Borrower absolutely and unconditionally assigns and transfers to Lender all Rents. It is the intention of Borrower to establish a present, absolute and irrevocable transfer and assignment to Lender of all Rents and to authorize and empower Lender to collect and receive all Rents without the necessity of further action on the part of Borrower. Promptly upon request by Lender, Borrower agrees to execute and deliver such further assignments as Lender may from time to time require. Borrower and Lender intend this assignment of Rents to be immediately effective and to constitute an absolute present assignment and not an assignment for additional security only. For purposes of giving effect to this absolute assignment of Rents, and for no other purpose, Rents shall not be deemed to be a part of the Mortgaged Property. However, if this present, absolute and unconditional assignment of Rents is not enforceable by its terms under the laws of the Property Jurisdiction, then the Rents shall be included as a part of the Mortgaged Property and it is the intention of the Borrower that in this circumstance this Instrument create and perfect a lien on Rents in favor of Lender, which lien shall be effective as of the date of this Instrument.

(b)   After the occurrence of an Event of Default, Borrower authorizes Lender to collect, sue for and compromise Rents and directs each tenant of the Mortgaged Property to pay all Rents to, or as directed by, Lender. However, until the occurrence of an Event of Default, Lender hereby grants to Borrower a revocable license to collect and receive all Rents, to hold all Rents in trust for the benefit of Lender and to apply all Rents to pay the installments of interest and principal then due and payable under the Note and the other amounts then due and payable under the other Loan Documents, including Imposition Deposits, and to pay the current costs and expenses of managing, operating and maintaining the Mortgaged Property, including utilities, Taxes and insurance premiums (to the extent not included in Imposition Deposits), tenant improvements and other capital expenditures. So long as no Event of Default has occurred and is continuing, the Rents remaining after application pursuant to the preceding sentence may be retained by Borrower free and clear of, and released from, Lender's rights with respect to Rents under this Instrument. From and after the occurrence of an Event of Default, and without the necessity of Lender entering upon and taking and maintaining control of the Mortgaged Property directly, or by a receiver, Borrower's license to collect Rents shall automatically terminate and Lender shall without Notice be entitled to all Rents as they become due and payable, including Rents then due and unpaid. Borrower shall pay to Lender upon demand all Rents to which Lender is entitled. At any time on or after the date of Lender's demand for Rents, (i) Lender may give, and Borrower hereby irrevocably authorizes Lender to give, notice to all tenants of the Mortgaged Property instructing them to pay all Rents to Lender, (ii) no tenant shall be obligated

to inquire further as to the occurrence or continuance of an Event of Default, and (iii) no tenant shall be obligated to pay to Borrower any amounts which are actually paid to Lender in response to such a notice. Any such notice by Lender shall be delivered to each tenant personally, by mail or by delivering such demand to each rental unit. Borrower shall not interfere with and shall cooperate with Lender's collection of such Rents.

(c)   Borrower represents and warrants to Lender that Borrower has not executed any prior assignment of Rents (other than an assignment of Rents securing any prior indebtedness that is being assigned to Lender, or paid off and discharged with the proceeds of the Loan evidenced by the Note), that Borrower has not performed, and Borrower covenants and agrees that it will not perform, any acts and has not executed, and shall not execute, any instrument which would prevent Lender from exercising its rights under this Section 3, and that at the time of execution of this Instrument there has been no anticipation or prepayment of any Rents for more than two months prior to the due dates of such Rents. Borrower shall not collect or accept payment of any Rents more than two months prior to the due dates of such Rents.

(d)   If an Event of Default has occurred and is continuing, Lender may, regardless of the adequacy of Lender's security or the solvency of Borrower and even in the absence of waste, enter upon and take and maintain full control of the Mortgaged Property in order to perform all acts that Lender in its discretion determines to be necessary or desirable for the operation and maintenance of the Mortgaged Property, including the execution, cancellation or modification of Leases, the collection of all Rents, the making of repairs to the Mortgaged Property and the execution or termination of contracts providing for the management, operation or maintenance of the Mortgaged Property, for the purposes of enforcing the assignment of Rents pursuant to Section 3(a), protecting the Mortgaged Property or the security of this Instrument, or for such other purposes as Lender in its discretion may deem necessary or desirable. Alternatively, if an Event of Default has occurred and is continuing, regardless of the adequacy of Lender's security, without regard to Borrower's solvency and without the necessity of giving prior notice (oral or written) to Borrower, Lender may apply to any court having jurisdiction for the appointment of a receiver for the Mortgaged Property to take any or all of the actions set forth in the preceding sentence. If Lender elects to seek the appointment of a receiver for the Mortgaged Property at any time after an Event of Default has occurred and is continuing, Borrower, by its execution of this Instrument, expressly consents to the appointment of such receiver, including the appointment of a receiver ex parte if permitted by applicable law. If Borrower is a housing cooperative corporation or association, Borrower hereby agrees that if a receiver is appointed, the order appointing the receiver may contain a provision requiring the receiver to pay the installments of interest and principal then due and payable under the Note and the other amounts then due and payable under the other Loan Documents, including Imposition Deposits, it being acknowledged and agreed that the Indebtedness is an obligation of the Borrower and must be paid out of maintenance charges payable by the Borrower's tenant shareholders under their proprietary leases or occupancy agreements. Lender or the receiver, as the case may be, shall be entitled to receive a reasonable fee for managing the Mortgaged Property. Immediately upon appointment of a receiver or immediately upon the Lender's entering upon and taking possession and control of the Mortgaged Property, Borrower shall surrender possession of the Mortgaged Property to Lender or the receiver, as the case may be, and shall deliver to Lender or the receiver, as the case may be, all documents, records (including records on electronic or magnetic media), accounts, surveys, plans, and specifications relating to the Mortgaged Property and all security deposits and prepaid Rents. In the event Lender takes possession and control of the Mortgaged Property, Lender may exclude Borrower and its representatives from the Mortgaged Property. Borrower acknowledges and agrees that the exercise by Lender of any of the rights conferred under this Section 3 shall not be construed to make Lender a mortgagee-in-possession

of the Mortgaged Property so long as Lender has not itself entered into actual possession of the Land and Improvements.

(e) If Lender enters the Mortgaged Property, Lender shall be liable to account only to Borrower and only for those Rents actually received. Except to the extent of Lender's gross negligence or willful misconduct, Lender shall not be liable to Borrower, anyone claiming under or through Borrower or anyone having an interest in the Mortgaged Property, by reason of any act or omission of Lender under Section 3(d), and Borrower hereby releases and discharges Lender from any such liability to the fullest extent permitted by law.

(f) If the Rents are not sufficient to meet the costs of taking control of and managing the Mortgaged Property and collecting the Rents, any funds expended by Lender for such purposes shall become an additional part of the Indebtedness as provided in Section 12.

(g) Any entering upon and taking of control of the Mortgaged Property by Lender or the receiver, as the case may be, and any application of Rents as provided in this Instrument shall not cure or waive any Event of Default or invalidate any other right or remedy of Lender under applicable law or provided for in this Instrument.

4. ASSIGNMENT OF LEASES; LEASES AFFECTING THE MORTGAGED PROPERTY.

(a) As part of the consideration for the Indebtedness, Borrower absolutely and unconditionally assigns and transfers to Lender all of Borrower's right, title and interest in, to and under the Leases, including Borrower's right, power and authority to modify the terms of any such Lease, or extend or terminate any such Lease. It is the intention of Borrower to establish a present, absolute and irrevocable transfer and assignment to Lender of all of Borrower's right, title and interest in, to and under the Leases. Borrower and Lender intend this assignment of the Leases to be immediately effective and to constitute an absolute present assignment and not an assignment for additional security only. For purposes of giving effect to this absolute assignment of the Leases, and for no other purpose, the Leases shall not be deemed to be a part of the Mortgaged Property. However, if this present, absolute and unconditional assignment of the Leases is not enforceable by its terms under the laws of the Property Jurisdiction, then the Leases shall be included as a part of the Mortgaged Property and it is the intention of the Borrower that in this circumstance this Instrument create and perfect a lien on the Leases in favor of Lender, which lien shall be effective as of the date of this Instrument.

(b) Until Lender gives Notice to Borrower of Lender's exercise of its rights under this Section 4, Borrower shall have all rights, power and authority granted to Borrower under any Lease (except as otherwise limited by this Section or any other provision of this Instrument), including the right, power and authority to modify the terms of any Lease or extend or terminate any Lease. Upon the occurrence of an Event of Default, the permission given to Borrower pursuant to the preceding sentence to exercise all rights, power and authority under Leases shall automatically terminate. Borrower shall comply with and observe Borrower's obligations under all Leases, including Borrower's obligations pertaining to the maintenance and disposition of tenant security deposits.

(c) Borrower acknowledges and agrees that the exercise by Lender, either directly or by a receiver, of any of the rights conferred under this Section 4 shall not be construed to make Lender a mortgagee-in-possession of the Mortgaged Property so long as Lender has not itself entered into actual possession of the Land and the Improvements. The acceptance by Lender of the assignment of the Leases pursuant to Section 4(a) shall not at any time or in any event

obligate Lender to take any action under this Instrument or to expend any money or to incur any expenses. Except to the extent of Lender's gross negligence or willful misconduct, Lender shall not be liable in any way for any injury or damage to person or property sustained by any Person or Persons in or about the Mortgaged Property. Prior to Lender's actual entry into and taking possession of the Mortgaged Property, Lender shall not (i) be obligated to perform any of the terms, covenants and conditions contained in any Lease (or otherwise have any obligation with respect to any Lease); (ii) be obligated to appear in or defend any action or proceeding relating to the Lease or the Mortgaged Property; or (iii) be responsible for the operation, control, care, management or repair of the Mortgaged Property or any portion of the Mortgaged Property. The execution of this Instrument by Borrower shall constitute conclusive evidence that all responsibility for the operation, control, care, management and repair of the Mortgaged Property is and shall be that of Borrower, prior to such actual entry and taking of possession.

(d)   Upon delivery of Notice by Lender to Borrower of Lender's exercise of Lender's rights under this Section 4 at any time after the occurrence of an Event of Default, and without the necessity of Lender entering upon and taking and maintaining control of the Mortgaged Property directly, by a receiver, or by any other manner or proceeding permitted by the laws of the Property Jurisdiction, Lender immediately shall have all rights, powers and authority granted to Borrower under any Lease, including the right, power and authority to modify the terms of any such Lease, or extend or terminate any such Lease.

(e)   Borrower shall, promptly upon Lender's request, deliver to Lender an executed copy of each residential Lease then in effect. All Leases for residential dwelling units shall be on forms approved by Lender, shall be for initial terms of at least six months and not more than two years, and shall not include options to purchase.

(f)   (i)   Except as set forth below, Borrower shall not enter into a Lease for any portion of the Mortgaged Property for non-residential use without the prior written consent of Lender.

(ii)   Borrower shall not modify the terms of, or extend or terminate, any Lease for non-residential use (including any Lease in existence on the date of this Instrument) without the prior written consent of Lender; provided, however, Lender's consent shall not be required for the modification or extension of a non-residential Lease if such modification or extension is on terms at least as favorable to Borrower as those customary at that time in the applicable market and the income from the extended or modified Lease will not be less than the income received from the Lease as of the date of this Instrument.

(iii)   Lender's consent shall not be required for Borrower to enter into a new Lease for space occupied as of the date of this Instrument for non-residential use ("New Commercial Lease"), provided that such New Commercial Lease satisfies the following requirements:

(A)   the aggregate of the income derived from the space leased by the New Commercial Lease accounts for less than five percent (5%) of the gross income of the Mortgaged Property on the date of this Instrument;

(B)   the tenant under the New Commercial Lease is not an Affiliate of the Borrower or any guarantor;

(C)   terms of the New Commercial Lease are at least as favorable to Borrower as those customary on the date of this Instrument in the applicable market;

(D)   the rents paid to the Borrower pursuant to the New Commercial Lease are greater than or equal to the rents paid to Borrower pursuant to the Lease for that portion of the Mortgaged Property that was in effect prior to the New Commercial Lease; and

(E)   the New Commercial Lease must provide that the space may not be used or operated, in whole or in part, for any of the following: (1) the operation of a so-called "head shop" or other business devoted to the sale of articles or merchandise normally used or associated with illegal or unlawful activities such as, but not limited to, the sale of paraphernalia used in connection with marijuana or controlled drugs or substances, (2) a gun shop, shooting gallery or firearms range, (3) a so-called massage parlor or any business which sells, rents or permits the viewing of so-called "adult" or pornographic materials such as, but not limited to, adult magazines, books, movies, photographs, sexual aids, sexual articles and sex paraphernalia, (4) for the sale or distribution of any flammable liquids, gases or other Hazardous Materials as defined under this Instrument, (5) an off-track betting parlor or arcade, (6) a liquor store or other business whose primary business is the sale of alcoholic beverages for off-site consumption, (7) a burlesque or strip club, or (8) any other illegal activity.

(iv)   Borrower shall, without request by Lender, deliver a fully executed copy of each non-residential Lease to Lender promptly after such Lease is signed.

(v)   All non-residential Leases, regardless of whether Lender's consent or approval is required, including renewals or extensions of existing Leases, shall specifically provide that (A) such Leases are subordinate to the lien of this Instrument; (B) the tenant shall attorn to Lender and any purchaser at a foreclosure sale, such attornment to be self-executing and effective upon acquisition of title to the Mortgaged Property by any purchaser at a foreclosure sale or by Lender in any manner; (C) the tenant agrees to execute such further evidences of attornment as Lender or any purchaser at a foreclosure sale may from time to time request; (D) the Lease shall not be terminated by foreclosure or any other transfer of the Mortgaged Property; (E) after a foreclosure sale of the Mortgaged Property, Lender or any other purchaser at such foreclosure sale may, at Lender's or such purchaser's option, accept or terminate such Lease; and (F) upon receipt of a written request from Lender following the occurrence of an Event of Default, pay all Rents payable under the Lease to Lender.

(g)   Borrower shall not receive or accept Rent under any Lease (whether residential or non-residential) for more than two months in advance.

(h)   If Borrower is a cooperative housing corporation or association, notwithstanding anything to the contrary contained in this subsection or in Section 21, so long as Borrower

remains a cooperative housing corporation or association and is not in breach of any covenant of this Instrument, Lender hereby consents to:

> (i)   the execution of leases of apartments for a term in excess of two years from Borrower to a tenant shareholder of Borrower, so long as such leases, including proprietary leases, are and will remain subordinate to the lien of this Instrument; and

> (ii)   the surrender or termination of such leases of apartments where the surrendered or terminated lease is immediately replaced or where the Borrower makes its best efforts to secure such immediate replacement by a newly executed lease of the same apartment to a tenant shareholder of the Borrower. However, no consent is hereby given by Lender to any execution, surrender, termination or assignment of a lease under terms that would waive or reduce the obligation of the resulting tenant shareholder under such lease to pay cooperative assessments in full when due or the obligation of the former tenant shareholder to pay any unpaid portion of such assessments.

      5.   **PAYMENT OF INDEBTEDNESS; PERFORMANCE UNDER LOAN DOCUMENTS; PREPAYMENT PREMIUM.** Borrower shall pay the Indebtedness when due in accordance with the terms of the Note and the other Loan Documents and shall perform, observe and comply with all other provisions of the Note and the other Loan Documents. Borrower shall pay a prepayment premium in connection with certain prepayments of the Indebtedness, including a payment made after Lender's exercise of any right of acceleration of the Indebtedness, as provided in the Note.

      6.   **EXCULPATION.** Borrower's personal liability for payment of the Indebtedness and for performance of the other obligations to be performed by it under this Instrument is limited in the manner, and to the extent, provided in the Note.

      7.   **DEPOSITS FOR TAXES, INSURANCE AND OTHER CHARGES.**

      (a)   Unless this requirement is waived in writing by Lender, which waiver may be contained in this Section 7(a), Borrower shall deposit with Lender on the day monthly installments of principal or interest, or both, are due under the Note (or on another day designated in writing by Lender), until the Indebtedness is paid in full, an additional amount sufficient to accumulate with Lender the entire sum required to pay, when due, the items marked "Collect" below. Lender will not require the Borrower to make Imposition Deposits with respect to the items marked "Deferred" below.

[Deferred]	Hazard Insurance premiums or other insurance premiums required by Lender under Section 19,
[Collect]	Taxes,
[Deferred]	water and sewer charges (that could become a lien on the Mortgaged Property),
[N/A]	ground rents,
[Deferred]	assessments or other charges (that could become a lien on the Mortgaged Property)

The amounts deposited under the preceding sentence are collectively referred to in this Instrument as the "Imposition Deposits." The obligations of Borrower for which the Imposition

Deposits are required are collectively referred to in this Instrument as "**Impositions.**" The amount of the Imposition Deposits shall be sufficient to enable Lender to pay each Imposition before the last date upon which such payment may be made without any penalty or interest charge being added. Lender shall maintain records indicating how much of the monthly Imposition Deposits and how much of the aggregate Imposition Deposits held by Lender are held for the purpose of paying Taxes, insurance premiums and each other Imposition.

(b) Imposition Deposits shall be deposited in an Eligible Account at an Eligible Institution (which may be Lender, if Lender is such an institution) or invested in "permitted investments" as then defined and required by the Rating Agencies. Lender shall not be obligated to open additional accounts or deposit Imposition Deposits in additional institutions when the amount of the Imposition Deposits exceeds the maximum amount of the federal deposit insurance or guaranty. Lender shall apply the Imposition Deposits to pay Impositions so long as no Event of Default has occurred and is continuing. Unless applicable law requires, Lender shall not be required to pay Borrower any interest, earnings or profits on the Imposition Deposits. As additional security for all of Borrower's obligations under this Instrument and the other Loan Documents, Borrower hereby pledges and grants to Lender a security interest in the Imposition Deposits and all proceeds of, and all interest and dividends on, the Imposition Deposits. Any amounts deposited with Lender under this Section 7 shall not be trust funds, nor shall they operate to reduce the Indebtedness, unless applied by Lender for that purpose under Section 7(e).

(c) If Lender receives a bill or invoice for an Imposition, Lender shall pay the Imposition from the Imposition Deposits held by Lender. Lender shall have no obligation to pay any Imposition to the extent it exceeds Imposition Deposits then held by Lender. Lender may pay an Imposition according to any bill, statement or estimate from the appropriate public office or insurance company without inquiring into the accuracy of the bill, statement or estimate or into the validity of the Imposition.

(d) If at any time the amount of the Imposition Deposits held by Lender for payment of a specific Imposition exceeds the amount reasonably deemed necessary by Lender, the excess shall be credited against future installments of Imposition Deposits. If at any time the amount of the Imposition Deposits held by Lender for payment of a specific Imposition is less than the amount reasonably estimated by Lender to be necessary, Borrower shall pay to Lender the amount of the deficiency within 15 days after Notice from Lender.

(e) If an Event of Default has occurred and is continuing, Lender may apply any Imposition Deposits, in any amounts and in any order as Lender determines, in Lender's discretion, to pay any Impositions or as a credit against the Indebtedness. Upon payment in full of the Indebtedness, Lender shall refund to Borrower any Imposition Deposits held by Lender.

(f) If Lender does not collect an Imposition Deposit with respect to an Imposition either marked "Deferred" in Section 7(a) or pursuant to a separate written waiver by Lender, then on or before the date each such Imposition is due, or on the date this Instrument requires each such Imposition to be paid, Borrower must provide Lender with proof of payment of each such Imposition for which Lender does not require collection of Imposition Deposits. Lender may revoke its deferral or waiver and require Borrower to deposit with Lender any or all of the Imposition Deposits listed in Section 7(a), regardless of whether any such item is marked "Deferred" in such section, upon Notice to Borrower, (i) if Borrower does not timely pay any of the Impositions, (ii) if Borrower fails to provide timely proof to Lender of such payment, or (iii) at any time during the existence of an Event of Default.

(g)   In the event of a Transfer prohibited by or requiring Lender's approval under Section 21, Lender's waiver of the collection of any Imposition Deposit in this Section 7 may be modified or rendered void by Lender at Lender's option by Notice to Borrower and the transferee(s) as a condition of Lender's approval of such Transfer.

8.   **COLLATERAL AGREEMENTS.** Borrower shall deposit with Lender such amounts as may be required by any Collateral Agreement and shall perform all other obligations of Borrower under each Collateral Agreement.

9.   **APPLICATION OF PAYMENTS.** If at any time Lender receives, from Borrower or otherwise, any amount applicable to the Indebtedness which is less than all amounts due and payable at such time, then Lender may apply that payment to amounts then due and payable in any manner and in any order determined by Lender, in Lender's discretion. Neither Lender's acceptance of an amount that is less than all amounts then due and payable nor Lender's application of such payment in the manner authorized shall constitute or be deemed to constitute either a waiver of the unpaid amounts or an accord and satisfaction. Notwithstanding the application of any such amount to the Indebtedness, Borrower's obligations under this Instrument and the Note shall remain unchanged.

10.   **COMPLIANCE WITH LAWS AND ORGANIZATIONAL DOCUMENTS.**

(a)   Borrower shall comply with all laws, ordinances, regulations and requirements of any Governmental Authority and all recorded lawful covenants and agreements relating to or affecting the Mortgaged Property, including all laws, ordinances, regulations, requirements and covenants pertaining to health and safety, construction of improvements on the Mortgaged Property, fair housing, disability accommodation, zoning and land use, and Leases. Borrower also shall comply with all applicable laws that pertain to the maintenance and disposition of tenant security deposits.

(b)   Borrower shall at all times maintain records sufficient to demonstrate compliance with the provisions of this Section 10.

(c)   Borrower shall take appropriate measures to prevent, and shall not engage in or knowingly permit, any illegal activities at the Mortgaged Property that could endanger tenants or visitors, result in damage to the Mortgaged Property, result in forfeiture of the Mortgaged Property, or otherwise materially impair the lien created by this Instrument or Lender's interest in the Mortgaged Property. Borrower represents and warrants to Lender that no portion of the Mortgaged Property has been or will be purchased with the proceeds of any illegal activity.

(d)   Borrower shall at all times comply with all laws, regulations and requirements of any Governmental Authority relating to Borrower's formation, continued existence and good standing in the Property Jurisdiction. Borrower shall at all times comply with its organizational documents, including but not limited to its partnership agreement (if Borrower is a partnership), its by-laws (if Borrower is a corporation or housing cooperative corporation or association) or its operating agreement (if Borrower is an limited liability company or tenancy-in-common). If Borrower is a housing cooperative corporation or association, Borrower shall at all times maintain its status as a "cooperative housing corporation" as such term is defined in Section 216(b) of the Internal revenue Code of 1986, as amended, or any successor statute thereto.

(e)   Borrower represents and warrants that Borrower, any commercial tenant of the Mortgaged Property and/or any operator of the Mortgaged Property were in possession of all material licenses, permits and authorizations required for use of the Mortgaged Property which

were valid and in full force and effect as of the date of this Instrument. Borrower warrants that it, any commercial tenant of the Mortgaged Property and/or any operator of the Mortgaged Property shall remain in material compliance with all material licenses, permits and other legal requirements necessary and required to conduct its business.

11. **USE OF PROPERTY.** Unless required by applicable law, Borrower shall not (a) allow changes in the use for which all or any part of the Mortgaged Property is being used at the time this Instrument was executed, except for any change in use approved by Lender, (b) convert any individual dwelling units or common areas to commercial use, (c) initiate a change in the zoning classification of the Mortgaged Property or acquiesce without Notice to and consent of Lender in a change in the zoning classification of the Mortgaged Property, (d) establish any condominium or cooperative regime with respect to the Mortgaged Property, (e) combine all or any part of the Mortgaged Property with all or any part of a tax parcel which is not part of the Mortgaged Property, or (f) subdivide or otherwise split any tax parcel constituting all or any part of the Mortgaged Property without the prior consent of Lender. The Mortgaged Property (x) permits ingress and egress, (y) is served by public utilities and services generally available in the surrounding community or otherwise appropriate for the use in which the Mortgaged Property is currently being utilized, and (z) constitutes one or more separate tax parcels or the Lender's title policy contains one or more endorsements with respect to the matters described in (x) or (z). Notwithstanding anything contained in this Section to the contrary, if Borrower is a housing cooperative corporation or association, Lender acknowledges and consents to Borrower's use of the Mortgaged Property as a housing cooperative.

12. **PROTECTION OF LENDER'S SECURITY; INSTRUMENT SECURES FUTURE ADVANCES.**

(a) If Borrower fails to perform any of its obligations under this Instrument or any other Loan Document, or if any action or proceeding is commenced which purports to affect the Mortgaged Property, Lender's security or Lender's rights under this Instrument, including eminent domain, insolvency, code enforcement, civil or criminal forfeiture, enforcement of Hazardous Materials Laws, fraudulent conveyance or reorganizations or proceedings involving a bankrupt or decedent, then Lender at Lender's option may make such appearances, file such documents, disburse such sums and take such actions as Lender reasonably deems necessary to perform such obligations of Borrower and to protect Lender's interest, including (i) payment of Attorneys' Fees and Costs, (ii) payment of fees and out-of-pocket expenses of accountants, inspectors and consultants, (iii) entry upon the Mortgaged Property to make repairs or secure the Mortgaged Property, (iv) procurement of the insurance required by Section 19, (v) payment of amounts which Borrower has failed to pay under Sections 15 and 17, and (vi) advances made by Lender to pay, satisfy or discharge any obligation of Borrower for the payment of money that is secured by a pre-existing mortgage, deed of trust or other lien encumbering the Mortgaged Property (a "**Prior Lien**").

(b) Any amounts disbursed by Lender under this Section 12, or under any other provision of this Instrument that treats such disbursement as being made under this Section 12, shall be secured by this Instrument, shall be added to, and become part of, the principal component of the Indebtedness, shall be immediately due and payable and shall bear interest from the date of disbursement until paid at the "Default Rate," as defined in the Note.

(c) Nothing in this Section 12 shall require Lender to incur any expense or take any action.

13. INSPECTION.

(a) Lender, its agents, representatives, and designees may make or cause to be made entries upon and inspections of the Mortgaged Property (including environmental inspections and tests) during normal business hours, or at any other reasonable time, upon reasonable notice to Borrower if the inspection is to include occupied residential units (which notice need not be in writing). Notice to Borrower shall not be required in the case of an emergency, as determined in Lender's discretion, or when an Event of Default has occurred and is continuing.

(b) If Lender determines that Mold has developed as a result of a water intrusion event or leak, Lender, at Lender's discretion, may require that a professional inspector inspect the Mortgaged Property as frequently as Lender determines is necessary until any issue with Mold and its cause(s) are resolved to Lender's satisfaction. Such inspection shall be limited to a visual and olfactory inspection of the area that has experienced the Mold, water intrusion event or leak. Borrower shall be responsible for the cost of such professional inspection and any remediation deemed to be necessary as a result of the professional inspection. After any issue with Mold, water intrusion or leaks is remedied to Lender's satisfaction, Lender shall not require a professional inspection any more frequently than once every three years unless Lender is otherwise aware of Mold as a result of a subsequent water intrusion event or leak.

(c) If Lender or Loan Servicer determines not to conduct an annual inspection of the Mortgaged Property, and in lieu thereof Lender requests a certification, Borrower shall be prepared to provide and must actually provide to Lender a factually correct certification each year that the annual inspection is waived to the following effect:

> Borrower has not received any written complaint, notice, letter or other written communication from tenants, management agent or governmental authorities regarding mold, fungus, microbial contamination or pathogenic organisms ("Mold") or any activity, condition, event or omission that causes or facilitates the growth of Mold on or in any part of the Mortgaged Property or if Borrower has received any such written complaint, notice, letter or other written communication that Borrower has investigated and determined that no Mold activity, condition or event exists or alternatively has fully and properly remediated such activity, condition, event or omission in compliance with the Moisture Management Plan for the Mortgaged Property.

If Borrower is unwilling or unable to provide such certification, Lender may require a professional inspection of the Mortgaged Property at Borrower's expense.

14. BOOKS AND RECORDS; FINANCIAL REPORTING.

(a) Borrower shall keep and maintain at all times at the Mortgaged Property or the management agent's office, and upon Lender's request shall make available at the Mortgaged Property (or, at Borrower's option, at the management agent's office), complete and accurate books of account and records (including copies of supporting bills and invoices) adequate to reflect correctly the operation of the Mortgaged Property, in accordance with GAAP consistently applied (or such other method which is reasonably acceptable to Lender), and copies of all written contracts, Leases, and other instruments which affect the Mortgaged Property. The books, records, contracts, Leases and other instruments shall be subject to examination and inspection by Lender at any reasonable time.

(b)   Borrower shall furnish to Lender each of the following:

   (i)   if, in connection with this Loan, the Borrower purchased the Mortgaged Property, a statement of income and expenses for Borrower's operation of the Mortgaged Property from the origination date to the end of the first full calendar quarter following such origination date, such statement to be provided within twenty-five (25) days after the end of such quarter; or

   (ii)   for all other cases (for example, a refinance of a loan, a purchase of partnership or other interests, or new debt being placed on the Mortgaged Property), a statement of income and expenses for Borrower's operation of the Mortgaged Property for the trailing six (6) months, such statement to be provided within twenty-five (25) days after the end of such quarter.

   (iii)   after Borrower has furnished such statements required by Section 14(b)(i) or (ii) above, within twenty-five (25) days after the end of each subsequent calendar quarter of Borrower,

       (A)   a Rent Schedule; and

       (B)   a statement of income and expenses for Borrower's operation of the Mortgaged Property for that calendar quarter;

(c)   Within ninety (90) days after the end of each fiscal year of Borrower, Borrower shall furnish to Lender each of the following:

   (i)   an annual statement of income and expenses for Borrower's operation of the Mortgaged Property for that fiscal year;

   (ii)   a statement of changes in financial position of Borrower relating to the Mortgaged Property for that fiscal year;

   (iii)   a balance sheet showing all assets and liabilities of Borrower relating to the Mortgaged Property as of the end of that fiscal year and a profit and loss statement for Borrower; and

   (iv)   an accounting of all security deposits held pursuant to all Leases, including the name of the institution (if any) and the names and identification numbers of the accounts (if any) in which such security deposits are held and the name of the person to contact at such financial institution, along with any authority or release necessary for Lender to access information regarding such accounts.

(d)   Borrower shall furnish to Lender each of the following:

   (i)   prior to a Securitization, and thereafter upon Lender's reasonable request, a monthly Rent Schedule and a monthly statement of income and expenses for Borrower's operation of the Mortgaged Property;

   (ii)   prior to a Securitization, and thereafter upon Lender's reasonable request, Borrower shall furnish to Lender a statement that identifies all owners of any interest in Borrower and any Controlling Entity and the interest held

by each (unless Borrower or any Controlling Entity is a publicly-traded entity in which case such statement of ownership shall not be required), and if Borrower or a Controlling Entity is a corporation, all officers and directors of Borrower and the Controlling Entity, and if Borrower or a Controlling Entity is a limited liability company, all Managers who are not members;

(iii) copies of all tax returns filed by Borrower, within thirty (30) days after the date of filing; and

(iv) such other financial information or property management information (including, without limitation, information on tenants under Leases to the extent such information is available to Borrower, copies of bank account statements from financial institutions where funds owned or controlled by Borrower are maintained, and an accounting of security deposits) as may be required by Lender from time to time.

(e) At any time upon Lender's request, Borrower shall furnish to Lender a monthly property management report for the Mortgaged Property, showing the number of inquiries made and rental applications received from tenants or prospective tenants and deposits received from tenants and any other information requested by Lender. However, Lender shall not require the foregoing more frequently than quarterly except when there has been an Event of Default and such Event of Default is continuing, in which case Lender may require Borrower to furnish the foregoing more frequently.

(f) A natural person having authority to bind Borrower (or the SPE Equity Owner or guarantor, as applicable) shall certify each of the statements, schedules and reports required by Sections 14(b) through 14(e) and 14(h) to be complete and accurate. Each of the statements, schedules and reports required by Sections 14(b) through 14(e) and 14(h) shall be in such form and contain such detail as Lender may reasonably require. Lender also may require that any of the statements, schedules or reports listed in Section 14(b) through 14(c) and Section 14(d)(i) and (iv) be audited at Borrower's expense by independent certified public accountants acceptable to Lender, at any time when an Event of Default has occurred and is continuing or at any time that Lender, in its reasonable judgment, determines that audited financial statements are required for an accurate assessment of the financial condition of Borrower or of the Mortgaged Property.

(g) If Borrower fails to provide in a timely manner the statements, schedules and reports required by Sections 14(b) through 14(e) and 14(h), Lender shall give Borrower Notice specifying the statements, schedules and reports required by Section 14(b) through 14(e) and 14(h) that Borrower has failed to provide. If Borrower has not provided the required statements, schedules and reports within 10 Business Days following such Notice, then Lender shall have the right to have Borrower's books and records audited, at Borrower's expense, by independent certified public accountants selected by Lender in order to obtain such statements, schedules and reports, and all related costs and expenses of Lender shall become immediately due and payable and shall become an additional part of the Indebtedness as provided in Section 12. Notice to Borrower shall not be required in the case of an emergency, as determined in Lender's discretion, or when an Event of Default has occurred and is continuing.

(h) Borrower shall cause each guarantor and, at Lender's request, any SPE Equity Owner, to provide to Lender (i) within ninety (90) days after the close of such party's fiscal year, such party's balance sheet and profit and loss statement (or if such party is a natural person, within ninety (90) days after the close of each calendar year, such party's personal financial

statements) in form reasonably satisfactory to Lender and certified by such party to be accurate and complete; and (ii) such additional financial information (including, without limitation, copies of state and federal tax returns with respect to any SPE Equity Owner but Lender shall only require copies of such tax returns with respect to each guarantor if an Event of Default has occurred and is continuing) as Lender may reasonably require from time to time and in such detail as reasonably required by Lender.

(i) If an Event of Default has occurred and is continuing, Borrower shall deliver to Lender upon written demand all books and records relating to the Mortgaged Property or its operation.

(j) Borrower authorizes Lender to obtain a credit report on Borrower at any time.

15. **TAXES; OPERATING EXPENSES.**

(a) Subject to the provisions of Section 15(c) and Section 15(d), Borrower shall pay, or cause to be paid, all Taxes when due and before the addition of any interest, fine, penalty or cost for nonpayment.

(b) Subject to the provisions of Section 15(c), Borrower shall (i) pay the expenses of operating, managing, maintaining and repairing the Mortgaged Property (including utilities, repairs and replacements) before the last date upon which each such payment may be made without any penalty or interest charge being added, and (ii) pay insurance premiums at least 30 days prior to the expiration date of each policy of insurance, unless applicable law specifies some lesser period.

(c) If Lender is collecting Imposition Deposits, to the extent that Lender holds sufficient Imposition Deposits for the purpose of paying a specific Imposition, then Borrower shall not be obligated to pay such Imposition, so long as no Event of Default exists and Borrower has timely delivered to Lender any bills or premium notices that it has received. If an Event of Default exists, Lender may exercise any rights Lender may have with respect to Imposition Deposits without regard to whether Impositions are then due and payable. Lender shall have no liability to Borrower for failing to pay any Impositions to the extent that (i) any Event of Default has occurred and is continuing, (ii) insufficient Imposition Deposits are held by Lender at the time an Imposition becomes due and payable or (iii) Borrower has failed to provide Lender with bills and premium notices as provided above.

(d) Borrower, at its own expense, may contest by appropriate legal proceedings, conducted diligently and in good faith, the amount or validity of any Imposition other than insurance premiums, if (i) Borrower notifies Lender of the commencement or expected commencement of such proceedings, (ii) the Mortgaged Property is not in danger of being sold or forfeited, (iii) if Borrower has not already paid the Imposition, Borrower deposits with Lender reserves sufficient to pay the contested Imposition, if requested by Lender, and (iv) Borrower furnishes whatever additional security is required in the proceedings or is reasonably requested by Lender.

(e) Borrower shall promptly deliver to Lender a copy of all notices of, and invoices for, Impositions, and if Borrower pays any Imposition directly, Borrower shall furnish to Lender, on or before the date this Instrument requires such Impositions to be paid, receipts evidencing that such payments were made.

16.   **LIENS; ENCUMBRANCES.**   Borrower acknowledges that, to the extent provided in Section 21, the grant, creation or existence of any mortgage, deed of trust, deed to secure debt, security interest or other lien or encumbrance (a "Lien") on the Mortgaged Property (other than the lien of this Instrument) or on certain ownership interests in Borrower, whether voluntary, involuntary or by operation of law, and whether or not such Lien has priority over the lien of this Instrument, is a "Transfer" which constitutes an Event of Default and subjects Borrower to personal liability under the Note.

17.   **PRESERVATION,   MANAGEMENT   AND   MAINTENANCE   OF MORTGAGED PROPERTY.**

(a)   Borrower shall not commit waste or permit impairment or deterioration of the Mortgaged Property.

(b)   Borrower shall not abandon the Mortgaged Property.

(c)   Borrower shall restore or repair promptly, in a good and workmanlike manner, any damaged part of the Mortgaged Property to the equivalent of its original condition, or such other condition as Lender may approve in writing, whether or not insurance proceeds or condemnation awards are available to cover any costs of such restoration or repair; however, Borrower shall not be obligated to perform such restoration or repair if (i) no Event of Default has occurred and is continuing, and (ii) Lender has elected to apply any available insurance proceeds and/or condemnation awards to the payment of Indebtedness pursuant to Section 19(h)(ii) through (viii), or pursuant to Section 20(d)(ii) through (viii).

(d)   Borrower shall keep the Mortgaged Property in good repair, including the replacement of Personalty and Fixtures with items of equal or better function and quality.

(e)   Borrower shall provide for professional management of the Mortgaged Property by the Property Manager or by a residential rental property manager satisfactory to Lender at all times under a property management agreement approved by Lender in writing. Borrower shall not surrender, terminate, cancel, modify, renew or extend its property management agreement, or enter into any other agreement relating to the management or operation of the Property with Property Manager or any other Person, or consent to the assignment by the Property Manager of its interest under such property management agreement, in each case without the consent of Lender, which consent shall not be unreasonably withheld; provided, however, with respect to a new property manager such consent may be conditioned upon Borrower delivering a Rating Confirmation as to such new property manager and the related property management agreement. If at any time Lender consents to the appointment of a new property manager, such new property manager and Borrower shall, as a condition of Lender's consent, execute an assignment of management agreement in a form acceptable to Lender. If any such replacement property manager is an Affiliate of Borrower, and if a nonconsolidation opinion was delivered at the origination of the Loan, Borrower shall deliver to Lender an updated nonconsolidation opinion in form and substance satisfactory to the Rating Agencies (unless waived by the Rating Agencies) with regard to nonconsolidation.

(f)   Borrower shall give Notice to Lender of and, unless otherwise directed in writing by Lender, shall appear in and defend any action or proceeding purporting to affect the Mortgaged Property, Lender's security or Lender's rights under this Instrument. Borrower shall not (and shall not permit any tenant or other person to) remove, demolish or alter the Mortgaged Property or any part of the Mortgaged Property, including any removal, demolition or alteration occurring in connection with a rehabilitation of all or part of the Mortgaged Property, except (i) in connection with the replacement of tangible Personalty, (ii) if Borrower is a cooperative housing corporation or association, to the extent permitted with respect to individual dwelling units under the form of proprietary lease or occupancy agreement and (iii) repairs and replacements in connection with making an individual unit ready for a new occupant.

(g) Unless otherwise waived by Lender in writing, Borrower must have or must establish and must adhere to the MMP. If the Borrower is required to have an MMP, the Borrower must keep all MMP documentation at the Mortgaged Property or at the management agent's office and available for the Lender or the Loan Servicer to review during any annual assessment or other inspection of the Mortgaged Property that is required by Lender.

(h) If Borrower is a housing cooperative corporation or association, until the Indebtedness is paid in full Borrower shall not reduce the maintenance fees, charges or assessments payable by shareholders or residents under proprietary leases or occupancy agreements below a level which is sufficient to pay all expenses of the Borrower, including, without limitation, all operating and other expenses for the Mortgaged Property and all payments due pursuant to the terms of the Note and any Loan Documents.

18. ENVIRONMENTAL HAZARDS.

(a) Except for matters described in Section 18(b), Borrower shall not cause or permit any of the following:

(i) the presence, use, generation, release, treatment, processing, storage (including storage in above ground and underground storage tanks), handling, or disposal of any Hazardous Materials on or under the Mortgaged Property;

(ii) the transportation of any Hazardous Materials to, from, or across the Mortgaged Property;

(iii) any occurrence or condition on the Mortgaged Property, which occurrence or condition is or may be in violation of Hazardous Materials Laws;

(iv) any violation of or noncompliance with the terms of any Environmental Permit with respect to the Mortgaged Property; or

(v) any violation or noncompliance with the terms of any O&M Program as defined in subsection (d).

The matters described in clauses (i) through (v) above, except as otherwise provided in Section 18(b), are referred to collectively in this Section 18 as "Prohibited Activities or Conditions."

(b) Prohibited Activities or Conditions shall not include lawful conditions permitted by an O&M Program or the safe and lawful use and storage of quantities of (i) pre-packaged supplies, cleaning materials and petroleum products customarily used in the operation and maintenance of comparable multifamily properties, (ii) cleaning materials, personal grooming items and other items sold in pre-packaged containers for consumer use and used by tenants and occupants of residential dwelling units in the Mortgaged Property; and (iii) petroleum products used in the operation and maintenance of motor vehicles from time to time located on the Mortgaged Property's parking areas, so long as all of the foregoing are used, stored, handled, transported and disposed of in compliance with Hazardous Materials Laws.

(c)   Borrower shall take all commercially reasonable actions (including the inclusion of appropriate provisions in any Leases executed after the date of this Instrument) to prevent its employees, agents, and contractors, and all tenants and other occupants from causing or permitting any Prohibited Activities or Conditions. Borrower shall not lease or allow the sublease or use of all or any portion of the Mortgaged Property to any tenant or subtenant for nonresidential use by any user that, in the ordinary course of its business, would cause or permit any Prohibited Activity or Condition.

(d)   As required by Lender, Borrower shall also have established a written operations and maintenance program with respect to certain Hazardous Materials. Each such operations and maintenance program and any additional or revised operations and maintenance programs established for the Mortgaged Property pursuant to this Section 18 must be approved by Lender and shall be referred to herein as an "O&M Program." Borrower shall comply in a timely manner with, and cause all employees, agents, and contractors of Borrower and any other Persons present on the Mortgaged Property to comply with each O&M Program. Borrower shall pay all costs of performance of Borrower's obligations under any O&M Program, and Lender's out of pocket costs incurred in connection with the monitoring and review of each O&M Program and Borrower's performance shall be paid by Borrower upon demand by Lender. Any such out-of-pocket costs of Lender that Borrower fails to pay promptly shall become an additional part of the Indebtedness as provided in Section 12.

(e)   Borrower represents and warrants to Lender that, except as previously disclosed by Borrower to Lender in writing (which written disclosure may be in certain environmental assessments and other written reports accepted by Lender in connection with the funding of the Indebtedness and dated prior to the date of this Instrument):

(i)   Borrower has not at any time engaged in, caused or permitted any Prohibited Activities or Conditions on the Mortgaged Property;

(ii)   to the best of Borrower's knowledge after reasonable and diligent inquiry, no Prohibited Activities or Conditions exist or have existed on the Mortgaged Property;

(iii)   the Mortgaged Property does not now contain any underground storage tanks, and, to the best of Borrower's knowledge after reasonable and diligent inquiry, the Mortgaged Property has not contained any underground storage tanks in the past. If there is an underground storage tank located on the Mortgaged Property that has been previously disclosed by Borrower to Lender in writing, that tank complies with all requirements of Hazardous Materials Laws;

(iv)   to the best of Borrower's knowledge after reasonable and diligent inquiry, Borrower has complied with all Hazardous Materials Laws, including all requirements for notification regarding releases of Hazardous Materials. Without limiting the generality of the foregoing, Borrower has obtained all Environmental Permits required for the operation of the Mortgaged Property in accordance with Hazardous Materials Laws now in effect and all such Environmental Permits are in full force and effect;

(v)   to the best of Borrower's knowledge after reasonable and diligent inquiry, no event has occurred with respect to the Mortgaged Property that

constitutes, or with the passing of time or the giving of notice would constitute, noncompliance with the terms of any Environmental Permit;

(vi) there are no actions, suits, claims or proceedings pending or, to the best of Borrower's knowledge after reasonable and diligent inquiry, threatened that involve the Mortgaged Property and allege, arise out of, or relate to any Prohibited Activity or Condition; and

(vii) Borrower has not received any written complaint, order, notice of violation or other communication from any Governmental Authority with regard to air emissions, water discharges, noise emissions or Hazardous Materials, or any other environmental, health or safety matters affecting the Mortgaged Property.

(f) Borrower shall promptly notify Lender in writing upon the occurrence of any of the following events:

(i) Borrower's discovery of any Prohibited Activity or Condition;

(ii) Borrower's receipt of or knowledge of any written complaint, order, notice of violation or other communication from any tenant, management agent, Governmental Authority or other Person with regard to present or future alleged Prohibited Activities or Conditions, or any other environmental, health or safety matters affecting the Mortgaged Property; or

(iii) Borrower's breach of any of its obligations under this Section 18.

Any such notice given by Borrower shall not relieve Borrower of, or result in a waiver of, any obligation under this Instrument, the Note, or any other Loan Document.

(g) Borrower shall pay promptly the costs of any environmental inspections, tests or audits, a purpose of which is to identify the extent or cause of or potential for a Prohibited Activity or Condition ("Environmental Inspections"), required by Lender in connection with any foreclosure or deed in lieu of foreclosure, or as a condition of Lender's consent to any Transfer under Section 21, or required by Lender following a reasonable determination by Lender that Prohibited Activities or Conditions may exist. Any such costs incurred by Lender (including Attorneys' Fees and Costs and the costs of technical consultants whether incurred in connection with any judicial or administrative process or otherwise) that Borrower fails to pay promptly shall become an additional part of the Indebtedness as provided in Section 12. As long as (i) no Event of Default has occurred and is continuing, (ii) Borrower has actually paid for or reimbursed Lender for all costs of any such Environmental Inspections performed or required by Lender, and (iii) Lender is not prohibited by law, contract or otherwise from doing so, Lender shall make available to Borrower, without representation of any kind, copies of Environmental Inspections prepared by third parties and delivered to Lender. Lender hereby reserves the right, and Borrower hereby expressly authorizes Lender, to make available to any party, including any prospective bidder at a foreclosure sale of the Mortgaged Property, the results of any Environmental Inspections made by or for Lender with respect to the Mortgaged Property. Borrower consents to Lender notifying any party (either as part of a notice of sale or otherwise) of the results of any Environmental Inspections made by or for Lender. Borrower acknowledges that Lender cannot control or otherwise assure the truthfulness or accuracy of the results of any Environmental Inspections and that the release of such results to prospective bidders at a foreclosure sale of the Mortgaged Property may have a material and adverse effect upon the

amount that a party may bid at such sale. Borrower agrees that Lender shall have no liability whatsoever as a result of delivering the results to any third party of any Environmental Inspections made by or for Lender, and Borrower hereby releases and forever discharges Lender from any and all claims, damages, or causes of action, arising out of, connected with or incidental to the results of, the delivery of any of Environmental Inspections made by or for Lender.

(h) If any investigation, site monitoring, containment, clean-up, restoration or other remedial work ("**Remedial Work**") is necessary to comply with any Hazardous Materials Law or order of any Governmental Authority that has or acquires jurisdiction over the Mortgaged Property or the use, operation or improvement of the Mortgaged Property, or is otherwise required by Lender as a consequence of any Prohibited Activity or Condition or to prevent the occurrence of a Prohibited Activity or Condition, Borrower shall, by the earlier of (i) the applicable deadline required by Hazardous Materials Law or (ii) 30 days after Notice from Lender demanding such action, begin performing the Remedial Work, and thereafter diligently prosecute it to completion, and shall in any event complete the work by the time required by applicable Hazardous Materials Law. If Borrower fails to begin on a timely basis or diligently prosecute any required Remedial Work, Lender may, at its option, cause the Remedial Work to be completed, in which case Borrower shall reimburse Lender on demand for the cost of doing so. Any reimbursement due from Borrower to Lender shall become part of the Indebtedness as provided in Section 12.

(i) Borrower shall comply with all Hazardous Materials Laws applicable to the Mortgaged Property. Without limiting the generality of the previous sentence, Borrower shall (i) obtain and maintain all Environmental Permits required by Hazardous Materials Laws and comply with all conditions of such Environmental Permits; (ii) cooperate with any inquiry by any Governmental Authority; and (iii) comply with any governmental or judicial order that arises from any alleged Prohibited Activity or Condition.

(j) Borrower shall indemnify, hold harmless and defend (i) Lender, including any custodian, trustee and any other fiduciaries who hold or have held a full or partial interest in the Loan for the benefit of third parties, (ii) any prior owner or holder of the Note, (iii) the Loan Servicer, (iv) any prior Loan Servicer, (v) the officers, directors, shareholders, partners, employees and trustees of any of the foregoing, and (vi) the heirs, legal representatives, successors and assigns of each of the foregoing (collectively, the "**Indemnitees**") from and against all proceedings, claims, damages, penalties and costs (whether initiated or sought by Governmental Authorities or private parties), including Attorneys' Fees and Costs and remediation costs, whether incurred in connection with any judicial or administrative process or otherwise, arising directly or indirectly from any of the following:

(i) any breach of any representation or warranty of Borrower in this Section 18;

(ii) any failure by Borrower to perform any of its obligations under this Section 18;

(iii) the existence or alleged existence of any Prohibited Activity or Condition;

(iv) the presence or alleged presence of Hazardous Materials on or under the Mortgaged Property or in any of the Improvements; and

(v) the actual or alleged violation of any Hazardous Materials Law.

(k)   Counsel selected by Borrower to defend Indemnitees shall be subject to the approval of those Indemnitees. In any circumstances in which the indemnity under this Section 18 applies, Lender may employ its own legal counsel and consultants to prosecute, defend or negotiate any claim or legal or administrative proceeding and Lender, with the prior written consent of Borrower (which shall not be unreasonably withheld, delayed or conditioned) may settle or compromise any action or legal or administrative proceeding. However, unless an Event of Default has occurred and is continuing, or the interests of Borrower and Lender are in conflict, as determined by Lender in its discretion, Lender shall permit Borrower to undertake the actions referenced in this Section 18 in accordance with this Section 18(k) and Section 18(l) so long as Lender approves such action, which approval shall not be unreasonably withheld or delayed. Borrower shall reimburse Lender upon demand for all costs and expenses incurred by Lender, including all costs of settlements entered into in good faith, consultants' fees and Attorneys' Fees and Costs.

(l)   Borrower shall not, without the prior written consent of those Indemnitees who are named as parties to a claim or legal or administrative proceeding (a "**Claim**"), settle or compromise the Claim if the settlement (i) results in the entry of any judgment that does not include as an unconditional term the delivery by the claimant or plaintiff to Lender of a written release of those Indemnitees, satisfactory in form and substance to Lender; or (ii) may materially and adversely affect Lender, as determined by Lender in its discretion.

(m)   Borrower's obligation to indemnify the Indemnitees shall not be limited or impaired by any of the following, or by any failure of Borrower or any guarantor to receive notice of or consideration for any of the following:

(i)   any amendment or modification of any Loan Document;

(ii)   any extensions of time for performance required by any Loan Document;

(iii)   any provision in any of the Loan Documents limiting Lender's recourse to property securing the Indebtedness, or limiting the personal liability of Borrower or any other party for payment of all or any part of the Indebtedness;

(iv)   the accuracy or inaccuracy of any representations and warranties made by Borrower under this Instrument or any other Loan Document;

(v)   the release of Borrower or any other Person, by Lender or by operation of law, from performance of any obligation under any Loan Document;

(vi)   the release or substitution in whole or in part of any security for the Indebtedness; and

(vii)   Lender's failure to properly perfect any lien or security interest given as security for the Indebtedness.

(n)   Borrower shall, at its own cost and expense, do all of the following:

(i)   pay or satisfy any judgment or decree that may be entered against any Indemnitee or Indemnitees in any legal or administrative proceeding incident to any matters against which Indemnitees are entitled to be indemnified under this Section 18;

(ii)   reimburse Indemnitees for any expenses paid or incurred in connection with any matters against which Indemnitees are entitled to be indemnified under this Section 18; and

(iii)   reimburse Indemnitees for any and all expenses, including Attorneys' Fees and Costs, paid or incurred in connection with the enforcement by Indemnitees of their rights under this Section 18, or in monitoring and participating in any legal or administrative proceeding.

(o)   The provisions of this Section 18 shall be in addition to any and all other obligations and liabilities that Borrower may have under applicable law or under other Loan Documents, and each Indemnitee shall be entitled to indemnification under this Section 18 without regard to whether Lender or that Indemnitee has exercised any rights against the Mortgaged Property or any other security, pursued any rights against any guarantor, or pursued any other rights available under the Loan Documents or applicable law. If Borrower consists of more than one Person, the obligation of those Persons to indemnify the Indemnitees under this Section 18 shall be joint and several. The obligation of Borrower to indemnify the Indemnitees under this Section 18 shall survive any repayment or discharge of the Indebtedness, any foreclosure proceeding, any foreclosure sale, any delivery of any deed in lieu of foreclosure, and any release of record of the lien of this Instrument. Notwithstanding the foregoing, if Lender has never been a mortgagee-in-possession of, or held title to, the Mortgaged Property, Borrower shall have no obligation to indemnify the Indemnitees under this Section 18 after the date of the release of record of the lien of this Instrument by payment in full at the Maturity Date or by voluntary prepayment in full.

19.   PROPERTY AND LIABILITY INSURANCE.

(a)   At all times during the term hereof, Borrower shall maintain, at its sole cost and expense, for the mutual benefit of Borrower and Lender, the following policies of insurance:

(i)   Insurance against any peril included within the classification "All Risks of Physical Loss" with extended coverage in amounts at all times sufficient to prevent Borrower from becoming a co-insurer within the terms of the applicable policies, but in any event such insurance shall be maintained in an amount equal to the full insurable value of the Mortgaged Property. The policy referred to in this Section 19 shall contain a replacement cost endorsement and a waiver of depreciation. As used in this Instrument, "full insurable value" means the actual replacement cost of the Improvements and Personalty (without taking into account any depreciation), determined annually by an insurer or by Borrower or, at the request of Lender, by an insurance broker (subject to Lender's reasonable approval). In all cases where any of the Improvements or the use of the Mortgaged Property shall at any time constitute legal non-conforming structures or uses under applicable legal requirements of any Governmental Authority, the policy referred to in this Section 19 must include "Ordinance and Law Coverage," with "Time Element," "Loss to the Undamaged Portion of the Building," "Demolition Cost" and "Increased Cost of Construction" endorsements, in the amount of coverage required by Lender;

(ii)   Commercial general liability insurance, including contractual injury, bodily injury, broad form death and property damage liability against any

and all claims, including all legal liability to the extent insurable imposed upon Borrower and all Attorneys' Fees and Costs, arising out of or connected with the possession, use, leasing, operation, maintenance or condition of the Mortgaged Property with a combined limit of not less than $2,000,000 in the aggregate and $1,000,000 per occurrence, plus umbrella or excess liability coverage with minimum limits in the aggregate and per occurrence of $1,000,000 for Improvements that have 1 to 3 stories and an additional $2,000,000 in coverage for each additional story with maximum required coverage of $15,000,000, plus motor vehicle liability coverage for all owned and non-owned vehicles (including, without limitation, rented and leased vehicles) containing minimum limits per occurrence, including umbrella coverage, of $1,000,000.

(iii)   Statutory workers' compensation insurance;

(iv)   Business interruption including loss of rental value insurance for the Mortgaged Property in an amount equal to not less than twelve (12) months' estimated gross Rents attributable to the Mortgaged Property and based on gross Rents for the immediately preceding year and otherwise sufficient to avoid any co-insurance penalty with a 90 day extended period of indemnity (but a minimum of eighteen (18) months' estimated gross Rents attributable to the Mortgaged Property and based on gross Rents for the immediately preceding year and otherwise sufficient to avoid any co-insurance penalty with a 90 day extended period of indemnity when (A) the Improvements have 5 or more stories or (B) at all times during which the Indebtedness is equal to or greater than $50,000,000);

(v)   If any portion of the Improvements are located within a federally designated flood hazard zone, flood insurance in an amount equal to the full insurable value of the portion of such Improvements within such flood hazard zone. Such coverage may need to be purchased through excess carriers if the required coverage exceeds the maximum insurance allowed under the federal flood insurance program;

(vi)   Insurance against loss or damage from (A) leakage of sprinkler systems and (B) explosion of steam boilers, air conditioning equipment, pressure vessels or similar apparatus now or hereafter installed at the Mortgaged Property, in such amounts as Lender may from time to time reasonably require and which are customarily required by institutional lenders with respect to similar properties similarly situated;

(vii)   The insurance required under clauses (i) and (iv) above shall cover perils of terrorism and acts of terrorism and Borrower shall maintain commercial property insurance for loss resulting from perils and acts of terrorism on terms (including amounts) consistent with those required under clauses (i) and (iv) above at all times during the term of the Loan evidenced by the Note;

(viii)   During any period of Restoration, builder's "all risk" insurance in an amount equal to not less than the full insurable value of the Property against such risks (including fire and extended coverage and collapse of

the Improvements to agreed limits) as Lender may request, in form and substance acceptable to Lender; and

(ix)   Such other insurance with respect to the Improvements and Personalty located on the Property against loss or damage as required by Lender (including, without limitation, liquor/dramshop, Mold, hurricane, windstorm and earthquake insurance) provided such insurance is of the kind for risks from time to time customarily insured against and in such minimum coverage amounts and maximum deductibles as are generally required by institutional lenders for properties comparable to the Mortgaged Property or which Lender may deem necessary in its reasonable discretion; provided, however, if Lender requires earthquake insurance, the amount of coverage must be equal to 150% of the probable maximum loss for the Mortgaged Property but Lender shall not require earthquake insurance if the probable maximum loss for the Mortgaged Property is less than twenty percent (20%). In the event any updated reports or other documentation are reasonably required by Lender in order to determine whether such additional insurance is necessary or prudent, Borrower shall pay for all such documentation at its sole cost and expense.

All insurance required pursuant to subsections (i) and subsections (iv) through (ix) shall be referred to as "Hazard Insurance".

(b)   All premiums on insurance policies required under Section 19(a) shall be paid in the manner provided in Section 7, unless Lender has designated in writing another method of payment. All such policies shall also be in a form approved by Lender. All policies of Hazard Insurance must include a non-contributing, non-reporting mortgagee clause in favor of, and in a form approved by, Lender. All policies for general liability insurance must contain a standard additional insured provision, in favor of, and in a form approved by Lender. Borrower shall deliver to Lender a legible copy of each insurance policy (or duplicate original), and Borrower shall promptly deliver to Lender a copy of all renewal and other notices received by Borrower with respect to the policies and all receipts for paid premiums. At least 30 days prior to the expiration date of any insurance policy, Borrower shall deliver to Lender evidence acceptable to Lender that the policy has been renewed. If Borrower has not delivered a legible copy of each renewal policy (or a duplicate original) prior to the expiration date of any insurance policy, Borrower shall deliver a legible copy of each renewal policy (or a duplicate original) in a form satisfactory to Lender within 60 days after the expiration date of the original policy.

(c)   Borrower will maintain the insurance coverage described in this Section 19 with companies acceptable to Lender and with a claims paying ability of at least (i) "A-" or its equivalent by Fitch, Inc., (ii) "A-" or its equivalent by Standard & Poor's Ratings Services, a division of The McGraw-Hill Companies, Inc., (iii) "A3" or its equivalent by Moody's Investors Service, Inc. or (iv) "A VIII" or its equivalent by A.M. Best Company. All insurers providing insurance required by this Instrument must be authorized to issue insurance in the Property Jurisdiction.

(d)   All insurance policies and renewals of insurance policies required by this Section 19 shall be for such periods as Lender may from time to time require.

(e)   Borrower shall comply with all insurance requirements and shall not permit any condition to exist on the Mortgaged Property that would invalidate any part of any insurance coverage that this Instrument requires Borrower to maintain.

(f)   In the event of loss, Borrower shall give immediate written notice to the insurance carrier and to Lender. Borrower hereby authorizes and appoints Lender as attorney in fact for Borrower to make proof of loss, to adjust and compromise any claims under policies of Hazard Insurance, to appear in and prosecute any action arising from such Hazard Insurance policies, to collect and receive the proceeds of Hazard Insurance, to hold the proceeds of Hazard Insurance, and to deduct from such proceeds Lender's expenses incurred in the collection of such proceeds. This power of attorney is coupled with an interest and therefore is irrevocable. However, nothing contained in this Section 19 shall require Lender to incur any expense or take any action. Lender may, at Lender's option, (i) require a "repair or replacement" settlement, in which case the proceeds will be used to reimburse Borrower for the cost of restoring and repairing the Mortgaged Property to the equivalent of its original condition or to a condition approved by Lender (the "**Restoration**"), or (ii) require an "actual cash value" settlement in which case the proceeds may be applied to the payment of the Indebtedness, whether or not then due. To the extent Lender determines to require a repair or replacement settlement and apply insurance proceeds to Restoration, Lender shall apply the proceeds in accordance with Lender's then-current policies relating to the restoration of casualty damage on similar multifamily properties.

(g)   Notwithstanding any provision to the contrary in this Section 19, as long as no Event of Default, or any event which, with the giving of Notice or the passage of time, or both, would constitute an Event of Default, has occurred and is continuing,

(i)   in the event of a casualty resulting in damage to the Mortgaged Property which will cost $25,000 or less to repair, the Borrower shall have the sole right to make proof of loss, adjust and compromise the claim and collect and receive any proceeds directly without the approval or prior consent of the Lender so long as the insurance proceeds are used solely for the Restoration of the Mortgaged Property; and

(ii)   in the event of a casualty resulting in damage to the Mortgaged Property which will cost more than $25,000 but less than $100,000 to repair, the Borrower is authorized to make proof of loss and adjust and compromise the claim without the prior consent of Lender, and Lender shall hold the applicable insurance proceeds to be used to reimburse Borrower for the cost of Restoration of the Mortgaged Property and shall not apply such proceeds to the payment of sums due under this Instrument.

(h)   Lender will have the right to exercise its option to apply insurance proceeds to the payment of the Indebtedness only if Lender determines that at least one of the following conditions is met:

(i)   an Event of Default (or any event, which, with the giving of Notice or the passage of time, or both, would constitute an Event of Default) has occurred and is continuing;

(ii)   Lender determines, in its discretion, that there will not be sufficient funds from insurance proceeds, anticipated contributions of Borrower of its own funds or other sources acceptable to Lender to complete the Restoration;

(iii)   Lender determines, in its discretion, that the rental income from the Mortgaged Property after completion of the Restoration will not be sufficient to meet all operating costs and other expenses, Imposition

Deposits, deposits to reserves and Loan repayment obligations relating to the Mortgaged Property;

(iv) Lender determines, in its discretion, that the Restoration will not be completed by the earlier of (A) at least one year before the Maturity Date (or six months before the Maturity Date if Lender determines in its discretion that re-leasing of the Mortgaged Property will be completed within such six-month period) or (B) the expiration of the business interruption coverage;

(v) Lender determines that the Restoration will not be completed within one year after the date of the loss or casualty;

(vi) the casualty involved an actual or constructive loss of more than 30% of the fair market value of the Mortgaged Property, and rendered untenantable more than 30% of the aggregate rentable square footage of the Mortgaged Property;

(vii) after Restoration the fair market value of the Mortgaged Property is expected to be less than the fair market value of the Mortgaged Property immediately prior to such casualty (assuming the affected portion of the Mortgaged Property is relet within a reasonable period after the date of such casualty); or

(viii) Leases covering at least 65% of the aggregate rentable square footage of the Mortgaged Property shall not remain in full force and effect during and after the completion of Restoration.

(i) If the Mortgaged Property is sold at a foreclosure sale or Lender acquires title to the Mortgaged Property, Lender shall automatically succeed to all rights of Borrower in and to any insurance policies and unearned insurance premiums and in and to the proceeds resulting from any damage to the Mortgaged Property prior to such sale or acquisition.

(j) Unless Lender otherwise agrees in writing, any application of any insurance proceeds to the Indebtedness shall not extend or postpone the due date of any monthly installments referred to in the Note, Section 7 of this Instrument or any Collateral Agreement, or change the amount of such installments.

(k) Borrower agrees to execute such further evidence of assignment of any insurance proceeds as Lender may require.

20. CONDEMNATION.

(a) Borrower shall promptly notify Lender in writing of any action or proceeding or notice relating to any proposed or actual condemnation or other taking, or conveyance in lieu thereof, of all or any part of the Mortgaged Property, whether direct or indirect (a "Condemnation"). Borrower shall appear in and prosecute or defend any action or proceeding relating to any Condemnation unless otherwise directed by Lender in writing. Borrower authorizes and appoints Lender as attorney in fact for Borrower to commence, appear in and prosecute, in Lender's or Borrower's name, any action or proceeding relating to any Condemnation and to settle or compromise any claim in connection with any Condemnation, after consultation with Borrower and consistent with commercially reasonable standards of a

prudent lender. This power of attorney is coupled with an interest and therefore is irrevocable. However, nothing contained in this Section 20 shall require Lender to incur any expense or take any action. Borrower hereby transfers and assigns to Lender all right, title and interest of Borrower in and to any award or payment with respect to (i) any Condemnation, or any conveyance in lieu of Condemnation, and (ii) any damage to the Mortgaged Property caused by governmental action that does not result in a Condemnation.

(b)   Lender may hold such awards or proceeds and apply such awards or proceeds, after the deduction of Lender's expenses incurred in the collection of such amounts (including Attorneys' Fees and Costs) at Lender's option, to the restoration or repair of the Mortgaged Property or to the payment of the Indebtedness, with the balance, if any, to Borrower. Unless Lender otherwise agrees in writing, any application of any awards or proceeds to the Indebtedness shall not extend or postpone the due date of any monthly installments referred to in the Note, Section 7 of this Instrument or any Collateral Agreement, or change the amount of such installments. Borrower agrees to execute such further evidence of assignment of any awards or proceeds as Lender may require.

(c)   Notwithstanding any provision to the contrary in this Section 20, in the event of a partial Condemnation of the Mortgaged Property, as long as no Event of Default, or any event which, with the giving of Notice or the passage of time, or both, would constitute an Event of Default, has occurred and is continuing,

> (i)   in the event of a partial Condemnation resulting in proceeds or awards in the amount of $25,000 or less, the Borrower shall have the sole right to make proof of loss, adjust and compromise the claim and collect and receive any proceeds directly without the approval or prior consent of the Lender so long as the proceeds or awards are used solely for the Restoration of the Mortgaged Property; and

> (ii)   in the event of a partial Condemnation resulting in proceeds or awards in the amount of more than $25,000 but less than $100,000, the Borrower is authorized to make proof of loss and adjust and compromise the claim without the prior consent of Lender, and Lender shall hold the applicable proceeds or awards to be used to reimburse Borrower for the cost of Restoration of the Mortgaged Property and shall not apply such proceeds and awards to the payment of sums due under this Instrument.

(d)   In the event of a partial Condemnation of the Mortgaged Property resulting in proceeds or awards in the amount of $100,000 or more, Lender will have the right to exercise its option to apply Condemnation proceeds to the payment of the Indebtedness only if Lender determines that at least one of the following conditions is met:

> (i)   an Event of Default (or any event, which, with the giving of Notice or the passage of time, or both, would constitute an Event of Default) has occurred and is continuing;

> (ii)   Lender determines, in its discretion, that there will not be sufficient funds from Condemnation proceeds, anticipated contributions of Borrower of its own funds or other sources acceptable to Lender to complete the Restoration;

(iii)   Lender determines, in its discretion, that the rental income from the Mortgaged Property after completion of the Restoration will not be sufficient to meet all operating costs and other expenses, Imposition Deposits, deposits to reserves and Loan repayment obligations relating to the Mortgaged Property;

(iv)   Lender determines, in its discretion, that the Restoration will not be completed at least one year before the Maturity Date (or six months before the Maturity Date if Lender determines in its discretion that re-leasing of the Mortgaged Property will be completed within such six-month period);

(v)   Lender determines that the Restoration will not be completed within one year after the date of the Condemnation;

(vi)   the Condemnation involved an actual or constructive loss of more than 15% of the fair market value of the Mortgaged Property, and rendered untenantable more than 25% of the aggregate rentable square footage of the Mortgaged Property;

(vii)   after Restoration the fair market value of the Mortgaged Property is expected to be less than the fair market value of the Mortgaged Property immediately prior to the Condemnation (assuming the affected portion of the Mortgaged Property is relet within a reasonable period after the date of the Condemnation); or

(viii)   Leases covering at least 65% of the aggregate rentable square footage of the Mortgaged Property shall not remain in full force and effect during and after the completion of Restoration.

(e)   If the Mortgaged Property is sold at a foreclosure sale or Lender acquires title to the Mortgaged Property, Lender shall automatically succeed to all rights of Borrower in and to any Condemnation proceeds and awards prior to such sale or acquisition.

(f)   Borrower agrees to execute such further evidence of assignment of any Condemnation proceeds as Lender may require.

21.   **TRANSFERS OF THE MORTGAGED PROPERTY OR INTERESTS IN BORROWER. [RIGHT TO UNLIMITED TRANSFERS — WITH LENDER APPROVAL].** Notwithstanding anything to the contrary in this Section 21, no Transfer will be permitted under this Section 21 unless the provisions of Section 33 are satisfied.

(a)   "Transfer" means

(i)   a sale, assignment, transfer or other disposition or divestment of any interest therein (whether voluntary, involuntary or by operation of law);

(ii)   the granting, creating or attachment of a lien, encumbrance or security interest (whether voluntary, involuntary or by operation of law);

(iii)   the issuance or other creation of an ownership interest in a legal entity, including a partnership interest, interest in a limited liability company or corporate stock;

(iv) the withdrawal, retirement, removal or involuntary resignation of a partner in a partnership or a member or Manager in a limited liability company; or

(v) the merger, dissolution, liquidation, or consolidation of a legal entity or the reconstitution of one type of legal entity into another type of legal entity.

For purposes of defining the term "Transfer," the term "partnership" shall mean a general partnership, a limited partnership, and a joint venture, and the term "partner" shall mean a general partner, a limited partner and a joint venturer.

(b) "Transfer" does not include

(i) a conveyance of the Mortgaged Property at a judicial or non-judicial foreclosure sale under this Instrument,

(ii) the Mortgaged Property becoming part of a bankruptcy estate by operation of law under the United States Bankruptcy Code, or

(iii) a lien against the Mortgaged Property for local taxes and/or assessments not then due and payable.

(c) The occurrence of any of the following Transfers shall not constitute an Event of Default under this Instrument, notwithstanding any provision of Section 21(e) to the contrary:

(i) a Transfer to which Lender has consented;

(ii) a Transfer that occurs in accordance with Section 21(d);

(iii) the grant of a leasehold interest in an individual dwelling unit for a term of two years or less not containing an option to purchase;

(iv) a Transfer of obsolete or worn out Personalty or Fixtures that are contemporaneously replaced by items of equal or better function and quality, which are free of liens, encumbrances and security interests other than those created by the Loan Documents or consented to by Lender;

(v) the creation of a mechanic's, materialman's, or judgment lien against the Mortgaged Property, which is released of record or otherwise remedied to Lender's satisfaction within 60 days of the date of creation;

(vi) if Borrower is a housing cooperative corporation or association, the Transfer of more than 49 percent of the shares in the housing cooperative or the assignment of more than 49 percent of the occupancy agreements or leases relating thereto by tenant shareholders of the housing cooperative or association to other tenant shareholders;

(vii) any Transfer of an interest in Borrower or any interest in a Controlling Entity (which, if such Controlling Entity were Borrower, would result in an Event of Default) listed in (A) through (F) below (a "Preapproved Transfer"), under the terms and conditions listed as items (1) through (10) below:

(A)   a sale or transfer to one or more of the transferor's immediate family members; or

(B)   a sale or transfer to any trust having as its sole beneficiaries the transferor and/or one or more of the transferor's immediate family members; or

(C)   a sale or transfer from a trust to any one or more of its beneficiaries who are immediate family members of the transferor ; or

(D)   the substitution or replacement of the trustee of any trust with a trustee who is an immediate family member of the transferor; or

(E)   a sale or transfer to an entity owned and Controlled by the transferor or the transferor's immediate family members; or

(F)   a sale or transfer to a natural person or entity that has an existing interest in the Borrower or in a Controlling Entity.

(1)   Borrower shall provide Lender with prior written Notice of the proposed Preapproved Transfer, which Notice must be accompanied by a non-refundable review fee in the amount of $3,000.00.

(2)   For the purposes of these Preapproved Transfers, a transferor's immediate family members will be deemed to include a spouse, parent, child or grandchild of such transferor.

(3)   Either directly or indirectly, [See Exhibit B] shall retain at all times a Controlling Interest in the Borrower and manage the day-to-day operations of the Borrower.

(4)   At the time of the proposed Preapproved Transfer, no Event of Default shall have occurred and be continuing and no event or condition shall have occurred and be continuing that, with the giving of Notice or the passage of time, or both, would become an Event of Default.

(5)   Lender shall be entitled to collect all costs, including the cost of all title searches, title insurance and recording costs, and all Attorneys' Fees and Costs.

(6)   Lender shall not be entitled to collect a transfer fee as a result of these Preapproved Transfers.

(7)   In the event of a Transfer prohibited by or requiring Lender's approval under this Section 21, this Section (c)(vii) may be modified or rendered void by Lender at Lender's option by Notice to Borrower and the transferee(s), as a condition of Lender's consent.

(8)   if any certificates evidencing the Securitization remain outstanding, a Rating Confirmation.

(9)   If a nonconsolidation opinion was delivered at origination of the Loan and if, after giving effect to all Preapproved Transfers and all prior Transfers, fifty percent (50%) or more in the aggregate of direct or indirect interests in Borrower are owned by any Person and its Affiliates that owned less than a fifty percent (50%) direct or indirect interest in Borrower as of the origination of the Loan, an opinion of counsel for Borrower, in form and substance satisfactory to Lender and to the Rating Agencies, with regard to nonconsolidation.

(10)   Confirmation acceptable to Lender that Section 33 continues to be satisfied; and

(viii)   a Supplemental Mortgage that complies with Section 43 or Defeasance that complies with Section 44.

(d)   The occurrence of any of the following Transfers shall not constitute an Event of Default under this Instrument, provided such Transfer does not constitute an Event of Default under any other Section of this Instrument:

(i)   a Transfer that occurs by devise, descent, or by operation of law upon the death of a natural person to one or more members of the immediate family of such natural person or to a trust or family conservatorship established for the benefit of such immediate family member or members, provided that:

(A)   The Property Manager (or a replacement property manager approved by Lender), if applicable, continues to be responsible for the management of the Mortgaged Property, and such Transfer shall not result in a change in the day-to-day operations of the Mortgaged Property;

(B)   those persons responsible for the management and control of Borrower remain unchanged as a result of such Transfer, or any replacement management is approved by Lender;

(C)   Lender receives confirmation acceptable to Lender that Section 33 continues to be satisfied;

(D)   each guarantor executes such documents and agreements as Lender shall reasonably require to evidence and effectuate the ratification of each guaranty and indemnity agreement, or in the event of the death of any guarantor or indemnitor, the Borrower causes one or more natural persons or entities acceptable to Lender to execute and deliver to Lender a guaranty in a form acceptable to Lender, without any cost or expense to Lender;

(E) Borrower shall give Lender Notice of such Transfer together with copies of all documents effecting such Transfer not less than thirty (30) calendar days after the date of such Transfer, and contemporaneously therewith, shall (1) reaffirm the warranties and representations under Section 10 and Section 48 of this Instrument and (2) satisfy Lender, in its discretion, that such Transferee's organization, credit and experience in the management of similar properties are deemed to be appropriate to the overall structure and documentation of the existing financing;

(F) such legal opinions from Transferee's counsel as Lender deems necessary, including an opinion that the Transferee and any SPE Equity Owner is in compliance with Section 33 of this Instrument, a nonconsolidation opinion (if a nonconsolidation opinion was delivered at origination of the Loan and if required by Lender), an opinion that the ratification of the Loan Documents and guaranty, if applicable, has been duly authorized, executed, and delivered and that the ratification documents and guaranty, if applicable, are enforceable as the obligation of the Transferee;

(G) if any certificates evidencing the Securitization remain outstanding, a Rating Confirmation; and

(H) Borrower shall pay or reimburse Lender for all costs and expenses incurred by Lender in connection with such Transfer (including all Attorneys' Fees and Costs); and

(ii) the grant of an easement, if before the grant Lender determines that the easement will not materially affect the operation or value of the Mortgaged Property or Lender's interest in the Mortgaged Property, and Borrower pays to Lender, upon demand, all costs and expenses, including Attorneys' Fees and Costs, incurred by Lender in connection with reviewing Borrower's request; and, if the Note is held by a REMIC trust and if required by Lender, an opinion of counsel for Borrower, in form and substance satisfactory to Lender, to the effect that (A) the grant of such easement has been effected in accordance with the requirements of Treasury Regulation Section 1.860G-2(a)(8) (as such regulation may be modified, amended or replaced from time to time), (B) the qualification and status of the REMIC trust as a REMIC will not be adversely affected or impaired as a result of such grant, and (C) the REMIC trust will not incur a tax under Section 860G(d) of the Tax Code as a result of such grant.

(e) The occurrence of any of the following Transfers shall constitute an Event of Default under this Instrument:

(i) a Transfer of all or any part of the Mortgaged Property or any interest in the Mortgaged Property;

(ii) if Borrower is a limited partnership, a Transfer of (A) any general partnership interest, or (B) limited partnership interests in Borrower that

would cause the Initial Owners of Borrower to own less than 50% of all limited partnership interests in Borrower;

(iii) if Borrower is a limited liability company, (A) a Transfer of any membership interest in Borrower which would cause the Initial Owners to own less than 50% of all the membership interests in Borrower or (B) a Transfer that results in a change of Manager;

(iv) if Borrower is a corporation (A) the Transfer of any voting stock in Borrower which would cause the Initial Owners to own less than 50% of any class of voting stock in Borrower or (B) if the outstanding voting stock in Borrower is held by 100 or more shareholders, one or more Transfers by a single transferor within a 12-month period affecting an aggregate of 5 percent or more of that stock;

(v) a Transfer of any interest in a Controlling Entity which, if such Controlling Entity were Borrower, would result in an Event of Default under any of Sections 21(e)(i) through (iv) above.

Lender shall not be required to demonstrate any actual impairment of its security or any increased risk of default in order to exercise any of its remedies with respect to an Event of Default under this Section 21.

(f) Lender shall consent, without any adjustment to the rate at which the Indebtedness secured by this Instrument bears interest or to any other economic terms of the Indebtedness set forth in the Note, to a Transfer that would otherwise violate this Section 21 if, prior to the Transfer, Borrower has satisfied each of the following requirements:

(i) the submission to Lender of all information required by Lender to make the determination required by this Section 21(f);

(ii) the absence of any Event of Default;

(iii) the transferee (the "Transferee") meets Lender's eligibility, credit, management and other standards satisfactory to Lender in its sole discretion;

(iv) the Transferee's organization, credit and experience in the management of similar properties are deemed by the Lender, in its discretion, to be appropriate to the overall structure and documentation of the existing financing;

(v) the Mortgaged Property will be managed by a property manager meeting the requirements of Section 17(e);

(vi) the Mortgaged Property, at the time of the proposed Transfer, meets all standards as to its physical condition, occupancy, net operating income and the collection of reserves satisfactory to Lender in its sole discretion;

(vii) in the case of a Transfer of all or any part of the Mortgaged Property, (A) the execution by the Transferee of Lender's then-standard assumption agreement that, among other things, requires the Transferee to perform all

obligations of Borrower set forth in the Note, this Instrument and any other Loan Documents, and may require that the Transferee comply with any provisions of this Instrument or any other Loan Document which previously may have been waived or modified by Lender, (B) if Lender requires, the Transferee causes one or more natural persons or entities acceptable to Lender to execute and deliver to Lender a guaranty in a form acceptable to Lender, and (C) the Transferee executes such additional Collateral Agreements as Lender may require;

(viii) in the case of a Transfer of any interest in a Controlling Entity, if a guaranty has been executed and delivered in connection with the Note, this Instrument or any of the other Loan Documents, the Borrower causes one or more natural persons or entities acceptable to Lender to execute and deliver to Lender a guaranty in a form acceptable to Lender;

(ix) If a Supplemental Mortgage is outstanding, the Borrower obtains the consent of the lender for the Supplemental Mortgage;

(x) Lender's receipt of all of the following:

(A) a review fee in the amount of $3,000.00;

(B) a transfer fee in an amount equal to one percent of the unpaid principal balance of the Indebtedness immediately before the applicable Transfer; and

(C) the amount of Lender's out of pocket costs (including reasonable Attorneys' Fees and Costs) incurred in reviewing the Transfer request and any fees charged by the Rating Agencies; and

(xi) evidence satisfactory to Lender that the Transferee and any SPE Equity Owner of such Transferee meet the requirements of Section 33;

(xii) such legal opinions from Transferee's counsel as Lender deems necessary, including an opinion that the Transferee and any SPE Equity Owner is in compliance with Section 33 of this Instrument, a nonconsolidation opinion (if a nonconsolidation opinion was delivered at origination of the Loan and if required by Lender), an opinion that the assignment and assumption of the Loan Documents has been duly authorized, executed, and delivered and that the assignment documents and the Loan Documents are enforceable as the obligation of the Transferee; and

(xiii) if any certificates evidencing the Securitization remain outstanding, a Rating Confirmation.

22. **EVENTS OF DEFAULT.** The occurrence of any one or more of the following shall constitute an Event of Default under this Instrument:

(a) any failure by Borrower to pay or deposit when due any amount required by the Note, this Instrument or any other Loan Document;

(b)   any failure by Borrower to maintain the insurance coverage required by Section 19;

(c)   any failure by Borrower or any SPE Equity Owner to comply with the provisions of Section 33 or if any of the assumptions contained in any nonconsolidation opinions delivered to Lender at any time is or shall become untrue in any material respect;

(d)   fraud or material misrepresentation or material omission by Borrower, any of its officers, directors, trustees, general partners or managers, any SPE Equity Owner or any guarantor in connection with (i) the application for or creation of the Indebtedness, (ii) any financial statement, Rent Schedule, or other report or information provided to Lender during the term of the Indebtedness, or (iii) any request for Lender's consent to any proposed action, including a request for disbursement of funds under any Collateral Agreement;

(e)   any failure by Borrower to comply with the provisions of Section 20;

(f)   any Event of Default under Section 21;

(g)   the commencement of a forfeiture action or proceeding, whether civil or criminal, which could result in a forfeiture of the Mortgaged Property or otherwise materially impair the lien created by this Instrument or Lender's interest in the Mortgaged Property;

(h)   any failure by Borrower to perform any of its obligations under this Instrument (other than those specified in Sections 22(a) through (g)), as and when required, which continues for a period of 30 days after Notice of such failure by Lender to Borrower. However, if Borrower's failure to perform its obligations as described in this Section 22(h) is of the nature that it cannot be cured within the 30 day grace period but reasonably could be cured within 90 days, then Borrower shall have additional time as determined by Lender in its discretion, not to exceed an additional 60 days, in which to cure such default, provided that Borrower has diligently commenced to cure such default during the 30-day grace period and diligently pursues the cure of such default. However, no such Notice or grace periods shall apply in the case of any such failure which could, in Lender's judgment, absent immediate exercise by Lender of a right or remedy under this Instrument, result in harm to Lender, impairment of the Note or this Instrument or any other security given under any other Loan Document;

(i)   any failure by Borrower to perform any of its obligations as and when required under any Loan Document other than this Instrument which continues beyond the applicable cure period, if any, specified in that Loan Document;

(j)   any exercise by the holder of any other debt instrument secured by a mortgage, deed of trust or deed to secure debt on the Mortgaged Property of a right to declare all amounts due under that debt instrument immediately due and payable;

(k)   if (i) Borrower or any SPE Equity Owner shall commence any case, Proceeding or other action under any existing or future law of any jurisdiction, domestic or foreign, relating to bankruptcy, insolvency, reorganization, conservatorship or relief of debtors (A) seeking to have an order for relief entered with respect to it, or seeking to adjudicate it a bankrupt or insolvent, or seeking reorganization, arrangement, adjustment, winding-up, liquidation, dissolution, composition or other relief with respect to it or its debt, or (B) seeking appointment of a receiver, trustee, custodian, conservator or other similar official for it or for all or any substantial part of its assets; or (ii) there shall be commenced against Borrower or any SPE Equity Owner any case, Proceeding, or other action of a nature referred to in clause (i) above by any party other than

Lender which (A) results in the entry of an order for relief or any such adjudication or appointment, or (B) remains undismissed, undischarged or unbonded for a period of ninety (90) days; or (iii) there shall be commenced against Borrower or any SPE Equity Owner any case, Proceeding or other action seeking issuance of a warrant of attachment, execution, distraint or similar process against all or any substantial part of its assets which results in the entry of any order by a court of competent jurisdiction for any such relief which shall not have been vacated, discharged, or stayed or bonded pending appeal within ninety (90) days from the entry thereof; or (iv) Borrower or any SPE Equity Owner shall take any action in furtherance of, or indicating its consent to, approval of, or acquiescence in, any of the acts set forth in clause (i), (ii) or (iii) above; and

(l)   any representations and warranties by Borrower or any SPE Equity Owner in this Instrument that are false or misleading in any material respect.

23.   **REMEDIES CUMULATIVE; REMEDIES OF BORROWER.** Each right and remedy provided in this Instrument is distinct from all other rights or remedies under this Instrument or any other Loan Document or afforded by applicable law, and each shall be cumulative and may be exercised concurrently, independently, or successively, in any order. In the event that a claim or adjudication is made that Lender has acted unreasonably or unreasonably delayed acting in any case where, by law or under this Instrument or the other Loan Documents, Lender has an obligation to act reasonably or promptly, Lender shall not be liable for any monetary damages, and Borrower's sole remedy shall be limited to commencing an action seeking injunctive relief or declaratory judgment. Any action or proceeding to determine whether Lender has acted reasonably shall be determined by an action seeking declaratory judgment.

24.   **FORBEARANCE.**

(a)   Lender may (but shall not be obligated to) agree with Borrower, from time to time, and without giving notice to, or obtaining the consent of, or having any effect upon the obligations of, any guarantor or other third party obligor, to take any of the following actions: extend the time for payment of all or any part of the Indebtedness; reduce the payments due under this Instrument, the Note, or any other Loan Document; release anyone liable for the payment of any amounts under this Instrument, the Note, or any other Loan Document; accept a renewal of the Note; modify the terms and time of payment of the Indebtedness; join in any extension or subordination agreement; release any Mortgaged Property; take or release other or additional security; modify the rate of interest or period of amortization of the Note or change the amount of the monthly installments payable under the Note; and otherwise modify this Instrument, the Note, or any other Loan Document.

(b)   Any forbearance by Lender in exercising any right or remedy under the Note, this Instrument, or any other Loan Document or otherwise afforded by applicable law, shall not be a waiver of or preclude the exercise of any other right or remedy, or the subsequent exercise of any right or remedy. The acceptance by Lender of payment of all or any part of the Indebtedness after the due date of such payment, or in an amount which is less than the required payment, shall not be a waiver of Lender's right to require prompt payment when due of all other payments on account of the Indebtedness or to exercise any remedies for any failure to make prompt payment. Enforcement by Lender of any security for the Indebtedness shall not constitute an election by Lender of remedies so as to preclude the exercise of any other right available to Lender. Lender's receipt of any awards or proceeds under Sections 19 and 20 shall not operate to cure or waive any Event of Default.

25. **LOAN CHARGES.** If any applicable law limiting the amount of interest or other charges permitted to be collected from Borrower is interpreted so that any charge provided for in any Loan Document, whether considered separately or together with other charges levied in connection with any other Loan Document, violates that law, and Borrower is entitled to the benefit of that law, that charge is hereby reduced to the extent necessary to eliminate that violation. The amounts, if any, previously paid to Lender in excess of the permitted amounts shall be applied by Lender to reduce the principal of the Indebtedness. For the purpose of determining whether any applicable law limiting the amount of interest or other charges permitted to be collected from Borrower has been violated, all Indebtedness which constitutes interest, as well as all other charges levied in connection with the Indebtedness which constitute interest, shall be deemed to be allocated and spread over the stated term of the Note. Unless otherwise required by applicable law, such allocation and spreading shall be effected in such a manner that the rate of interest so computed is uniform throughout the stated term of the Note.

26. **WAIVER OF STATUTE OF LIMITATIONS, OFFSETS, AND COUNTERCLAIMS.** Borrower hereby waives the right to assert any statute of limitations as a bar to the enforcement of the lien of this Instrument or to any action brought to enforce any Loan Document. Borrower hereby waives the right to assert a counterclaim, other than a compulsory counterclaim, in any action or proceeding brought against it by Lender or otherwise to offset any obligations to make the payments required by the Loan Documents. No failure by Lender to perform any of its obligations hereunder shall be a valid defense to, or result in any offset against, any payments that Borrower is obligated to make under any of the Loan Documents.

27. **WAIVER OF MARSHALLING.** Notwithstanding the existence of any other security interests in the Mortgaged Property held by Lender or by any other party, Lender shall have the right to determine the order in which any or all of the Mortgaged Property shall be subjected to the remedies provided in this Instrument, the Note, any other Loan Document or applicable law. Lender shall have the right to determine the order in which any or all portions of the Indebtedness are satisfied from the proceeds realized upon the exercise of such remedies. Borrower and any party who now or in the future acquires a security interest in the Mortgaged Property and who has actual or constructive notice of this Instrument waives any and all right to require the marshalling of assets or to require that any of the Mortgaged Property be sold in the inverse order of alienation or that any of the Mortgaged Property be sold in parcels or as an entirety in connection with the exercise of any of the remedies permitted by applicable law or provided in this Instrument.

28. **FURTHER ASSURANCES; LENDER'S EXPENSES.** Borrower shall execute, acknowledge, and deliver, at its sole cost and expense, all further acts, deeds, conveyances, assignments, estoppel certificates, financing statements or amendments, transfers and assurances as Lender may require from time to time in order to better assure, grant, and convey to Lender the rights intended to be granted, now or in the future, to Lender under this Instrument and the Loan Documents. Borrower acknowledges and agrees that, in connection with each request by Borrower under this Instrument or any Loan Document, Borrower shall pay all reasonable Attorneys' Fees and Costs and expenses incurred by Lender, including any fees charged by the Rating Agencies, regardless of whether the matter is approved, denied or withdrawn. Any amounts payable by Borrower hereunder shall be deemed a part of the Indebtedness, shall be secured by this Instrument and shall bear interest at the Default Rate if not fully paid within ten (10) days of written demand for payment.

29. **ESTOPPEL CERTIFICATE.** Within 10 days after a request from Lender, Borrower shall deliver to Lender a written statement, signed and acknowledged by Borrower, certifying to Lender or any Person designated by Lender, as of the date of such statement, (i) that

the Loan Documents are unmodified and in full force and effect (or, if there have been modifications, that the Loan Documents are in full force and effect as modified and setting forth such modifications); (ii) the unpaid principal balance of the Note; (iii) the date to which interest under the Note has been paid; (iv) that Borrower is not in default in paying the Indebtedness or in performing or observing any of the covenants or agreements contained in this Instrument or any of the other Loan Documents (or, if the Borrower is in default, describing such default in reasonable detail); (v) whether or not there are then existing any setoffs or defenses known to Borrower against the enforcement of any right or remedy of Lender under the Loan Documents; and (vi) any additional facts requested by Lender.

30. GOVERNING LAW; CONSENT TO JURISDICTION AND VENUE.

(a) This Instrument, and any Loan Document which does not itself expressly identify the law that is to apply to it, shall be governed by the laws of the jurisdiction in which the Land is located (the "**Property Jurisdiction**").

(b) Borrower agrees that any controversy arising under or in relation to the Note, this Instrument, or any other Loan Document may be litigated in the Property Jurisdiction. The state and federal courts and authorities with jurisdiction in the Property Jurisdiction shall have jurisdiction over all controversies that shall arise under or in relation to the Note, any security for the Indebtedness, or any other Loan Document. Borrower irrevocably consents to service, jurisdiction, and venue of such courts for any such litigation and waives any other venue to which it might be entitled by virtue of domicile, habitual residence or otherwise. However, nothing in this Section 30 is intended to limit Lender's right to bring any suit, action or proceeding relating to matters under this Instrument in any court of any other jurisdiction.

31. NOTICE.

(a) All Notices, demands and other communications ("Notice") under or concerning this Instrument shall be in writing. Each Notice shall be addressed to the intended recipient at its address set forth in this Instrument, and shall be deemed given on the earliest to occur of (i) the date when the Notice is received by the addressee; (ii) the first Business Day after the Notice is delivered to a recognized overnight courier service, with arrangements made for payment of charges for next Business Day delivery; or (iii) the third Business Day after the Notice is deposited in the United States mail with postage prepaid, certified mail, return receipt requested.

(b) Any party to this Instrument may change the address to which Notices intended for it are to be directed by means of Notice given to the other party in accordance with this Section 31. Each party agrees that it will not refuse or reject delivery of any Notice given in accordance with this Section 31, that it will acknowledge, in writing, the receipt of any Notice upon request by the other party and that any Notice rejected or refused by it shall be deemed for purposes of this Section 31 to have been received by the rejecting party on the date so refused or rejected, as conclusively established by the records of the U.S. Postal Service or the courier service.

(c) Any Notice under the Note and any other Loan Document that does not specify how Notices are to be given shall be given in accordance with this Section 31.

32. SALE OF NOTE; CHANGE IN SERVICER; LOAN SERVICING. The Note or a partial interest in the Note (together with this Instrument and the other Loan Documents) may be sold one or more times without prior Notice to Borrower. A sale may result in a change of the Loan Servicer. There also may be one or more changes of the Loan Servicer unrelated to a

sale of the Note. If there is a change of the Loan Servicer, Borrower will be given Notice of the change. All actions regarding the servicing of the Loan evidenced by the Note, including the collection of payments, the giving and receipt of Notice, inspections of the Mortgaged Property, inspections of books and records, and the granting of consents and approvals, may be taken by the Loan Servicer unless Borrower receives Notice to the contrary. If Borrower receives conflicting Notices regarding the identity of the Loan Servicer or any other subject, any such Notice from Lender shall govern.

33.   SINGLE PURPOSE ENTITY.

(a)   Until the Indebtedness is paid in full, each Borrower and SPE Equity Owner shall remain a Single Purpose Entity.

(b)   A "Single Purpose Entity" means a corporation, limited partnership, or limited liability company which, at all times since its formation and thereafter:

(i)   shall not engage in any business or activity, other than the ownership, operation and maintenance of the Mortgaged Property and activities incidental thereto;

(ii)   shall not acquire, own, hold, lease, operate, manage, maintain, develop or improve any assets other than the Mortgaged Property and such Personalty as may be necessary for the operation of the Mortgaged Property and shall conduct and operate its business as presently conducted and operated;

(iii)   shall preserve its existence as an entity duly organized, validly existing and in good standing (if applicable) under the laws of the jurisdiction of its formation or organization and shall do all things necessary to observe organizational formalities;

(iv)   shall not merge or consolidate with any other Person;

(v)   shall not take any action to dissolve, wind-up, terminate or liquidate in whole or in part; to sell, transfer or otherwise dispose of all or substantially all of its assets; to change its legal structure; transfer or permit the direct or indirect transfer of any partnership, membership or other equity interests, as applicable, other than Transfers permitted hereunder; issue additional partnership, membership or other equity interests, as applicable; or seek to accomplish any of the foregoing;

(vi)   shall not, without the prior unanimous written consent of all of the Borrower's partners, members, or shareholders, as applicable, and, if applicable, the prior unanimous written consent of one hundred percent (100%) of the members of the board of directors or of the board of managers of the Borrower or the SPE Equity Owner: (A) file any insolvency, or reorganization case or proceeding, to institute proceedings to have the Borrower or any SPE Equity Owner be adjudicated bankrupt or insolvent, (B) institute proceedings under any applicable insolvency law, (C) seek any relief under any law relating to relief from debts or the protection of debtors, (D) consent to the filing or institution of bankruptcy or insolvency proceedings against the Borrower or any SPE Equity Owner, (E) file a petition seeking, or consent to, reorganization or relief

with respect to the Borrower or any SPE Equity Owner under any applicable federal or state law relating to bankruptcy or insolvency, (F) seek or consent to the appointment of a receiver, liquidator, assignee, trustee, sequestrator, custodian, or any similar official for the Borrower or a substantial part of its property or for any SPE Equity Owner or a substantial part of its property, (G) make any assignment for the benefit of creditors of the Borrower or any SPE Equity Owner, (H) admit in writing the Borrower's or any SPE Equity Owner's inability to pay its debts generally as they become due, or (I) take action in furtherance of any of the foregoing;

(vii)   shall not amend or restate its organizational documents if such change would modify the requirements set forth in this Section 33;

(viii)   shall not own any subsidiary or make any investment in, any other Person;

(ix)   shall not commingle its assets with the assets of any other Person and shall hold all of its assets in its own name;

(x)   shall not incur any debt, secured or unsecured, direct or contingent (including, without limitation, guaranteeing any obligation), other than, (A) the Indebtedness (and any further indebtedness as described in Section 43 with regard to Supplemental Mortgages) and (B) customary unsecured trade payables incurred in the ordinary course of owning and operating the Mortgaged Property provided the same are not evidenced by a promissory note, do not exceed, in the aggregate, at any time a maximum amount of two percent (2%) of the original principal amount of the Indebtedness and are paid within sixty (60) days of the date incurred;

(xi)   shall maintain its records, books of account, bank accounts, financial statements, accounting records and other entity documents separate and apart from those of any other Person and shall not list its assets as assets on the financial statement of any other Person; provided, however, that the Borrower's assets may be included in a consolidated financial statement of its Affiliate provided that (A) appropriate notation shall be made on such consolidated financial statements to indicate the separateness of the Borrower from such Affiliate and to indicate that the Borrower's assets and credit are not available to satisfy the debts and other obligations of such Affiliate or any other Person and (B) such assets shall also be listed on the Borrower's own separate balance sheet;

(xii)   except for capital contributions or capital distributions permitted under the terms and conditions of its organizational documents, shall only enter into any contract or agreement with any general partner, member, shareholder, principal or Affiliate of Borrower or any guarantor, or any general partner, member, principal or Affiliate thereof, upon terms and conditions that are commercially reasonable and substantially similar to those that would be available on an arm's-length basis with third parties;

(xiii)   shall not maintain its assets in such a manner that will be costly or difficult to segregate, ascertain or identify its individual assets from those of any other Person;

(xiv)   shall not assume or guaranty (excluding any guaranty that has been executed and delivered in connection with the Note) the debts or obligations of any other Person, hold itself out to be responsible for the debts of another Person, pledge its assets to secure the obligations of any other Person or otherwise pledge its assets for the benefit of any other Person, or hold out its credit as being available to satisfy the obligations of any other Person;

(xv)   shall not make or permit to remain outstanding any loans or advances to any other Person except for those investments permitted under the Loan Documents and shall not buy or hold evidence of indebtedness issued by any other Person (other than cash or investment-grade securities);

(xvi)   shall file its own tax returns separate from those of any other Person, except to the extent that the Borrower is treated as a "disregarded entity" for tax purposes and is not required to file tax returns under applicable law, and shall pay any taxes required to be paid under applicable law;

(xvii)   shall hold itself out to the public as a legal entity separate and distinct from any other Person and conduct its business solely in its own name, shall correct any known misunderstanding regarding its separate identity and shall not identify itself or any of its Affiliates as a division or department of any other Person;

(xviii)   shall maintain adequate capital for the normal obligations reasonably foreseeable in a business of its size and character and in light of its contemplated business operations and shall pay its debts and liabilities from its own assets as the same shall become due;

(xix)   shall allocate fairly and reasonably shared expenses with Affiliates (including, without limitation, shared office space) and use separate stationery, invoices and checks bearing its own name;

(xx)   shall pay (or cause the Property Manager to pay on behalf of the Borrower from the Borrower's funds) its own liabilities (including, without limitation, salaries of its own employees) from its own funds;

(xxi)   shall not acquire obligations or securities of its partners, members, shareholders, or Affiliates, as applicable;

(xxii)   except as contemplated or permitted by the property management agreement with respect to the Property Manager, shall not permit any Affiliate or constituent party independent access to its bank accounts;

(xxiii)   shall maintain a sufficient number of employees (if any) in light of its contemplated business operations and pay the salaries of its own employees, if any, only from its own funds;

(xxiv)   if such entity is a single member limited liability company, such entity shall (A) be formed and organized under Delaware law, (B) have either (1) one springing member that is a corporation whose stock is 100% owned by the sole member of Borrower and that satisfies the requirements for a

corporate springing member set forth below in this subsection or (2) two springing members who are natural persons and (C) otherwise comply with all Rating Agencies criteria for single member limited liability companies (including, without limitation, the delivery of Delaware single member limited liability company opinions acceptable in all respects to Lender and to the Rating Agencies). If the springing member is a corporation, such springing member shall at all times comply, and will cause Borrower to comply, with each of the representations, warranties and covenants contained in this Section 33 as if such representation, warranty or covenant were made directly by such corporation. If there is more than one springing member, only one springing member shall be the sole member of Borrower at any one time, and the second springing member shall become the sole member only upon the first springing member ceasing to be a member, so that at all times Borrower has one and only one member;

(xxv) if such entity is a single member limited liability company that is board-managed, such entity shall have a board of managers separate from that of guarantor and any other Person and shall cause its board of managers to keep minutes of board meetings and actions and observe all other Delaware limited liability company required formalities; and

(xxvi) if a SPE Equity Owner is required pursuant to Section 1(jjjj) of this Instrument, if the Borrower is (A) a limited liability company with more than one member, then the Borrower has and shall have at least one (1) member that is an SPE Equity Owner that has satisfied and shall satisfy the requirements of Section 33(c) below and such member is its managing member, or (B) a limited partnership, then all of its general partners are SPE Equity Owners that have satisfied and shall satisfy the requirements of Section 33(c) below.

(c) With respect to each SPE Equity Owner, if applicable, a "Single Purpose Entity" means a corporation or a Delaware single member limited liability company which, at all times since its formation and thereafter complies in its own right (subject to the modifications set forth below), and shall cause Borrower to comply, with each of the requirements contained in Section 33(b). Upon the withdrawal or the disassociation of an SPE Equity Owner from Borrower, Borrower shall immediately appoint a new SPE Equity Owner, whose organizational documents are substantially similar to those of the withdrawn or disassociated SPE Equity Owner, and deliver a new nonconsolidation opinion to the Rating Agencies and Lender in form and substance satisfactory to Lender and to the Rating Agencies (unless the opinion is waived by the Rating Agencies), with regard to nonconsolidation by a bankruptcy court of the assets of each of the Borrower and SPE Equity Owner with those of its Affiliates.

(i) With respect to Sections 33(b)(i) and 33(b)(x) the SPE Equity Owner shall not engage in any business or activity other than being the sole managing member or general partner, as the case may be, of the Borrower and owning at least a 0.5% equity interest in Borrower;

(ii) With respect to Section 33(b)(ii), the SPE Equity Owner has not and shall not acquire or own any assets other than its equity interest in the Borrower and personal property related thereto; and

(iii)   With respect to Section 33(b)(viii), the SPE Equity Owner shall not own any subsidiary or make any investment in any other Person, except for Borrower;

(iv)   With respect to Section 33(b)(xiv), the SPE Equity Owner shall not assume or guaranty the debts or obligations of any other Person, hold itself out to be responsible for the debts of another Person, pledge its assets to secure the obligations of any other Person or otherwise pledge its assets for the benefit of any other Person, or hold out its credit as being available to satisfy the obligations of any other Person, except for in its capacity as general partner of the Borrower (if applicable);

(v)   With respect to Section 33(b)(x), the SPE Equity Owner has not and shall not incur any debt, secured or unsecured, direct or contingent (including, without limitation, guaranteeing any obligation), other than (A) customary unsecured payables incurred in the ordinary course of owning the Borrower provided the same are not evidenced by a promissory note, do not exceed, in the aggregate, at any time a maximum amount of $10,000 and are paid within sixty (60) days of the date incurred and (B) except in its capacity as general partner of the Borrower (if applicable).

(d)   [INTENTIONALLY DELETED]

(e)   Notwithstanding anything to the contrary in this Instrument, no Transfer will be permitted under Sections 21(c), (d), (e) or (f) unless the provisions of this Section 33 are satisfied at all times.

34.   SUCCESSORS AND ASSIGNS BOUND. This Instrument shall bind, and the rights granted by this Instrument shall inure to, the respective successors and assigns of Lender and Borrower. However, a Transfer not permitted by Section 21 shall be an Event of Default.

35.   JOINT AND SEVERAL LIABILITY. If more than one Person signs this Instrument as Borrower, the obligations of such Persons shall be joint and several.

36.   RELATIONSHIP OF PARTIES; NO THIRD PARTY BENEFICIARY.

(a)   The relationship between Lender and Borrower shall be solely that of creditor and debtor, respectively, and nothing contained in this Instrument shall create any other relationship between Lender and Borrower.

(b)   No creditor of any party to this Instrument and no other Person shall be a third party beneficiary of this Instrument or any other Loan Document. Without limiting the generality of the preceding sentence, (i) any arrangement (a "Servicing Arrangement") between the Lender and any Loan Servicer for loss sharing or interim advancement of funds shall constitute a contractual obligation of such Loan Servicer that is independent of the obligation of Borrower for the payment of the Indebtedness, (ii) Borrower shall not be a third party beneficiary of any Servicing Arrangement, and (iii) no payment by the Loan Servicer under any Servicing Arrangement will reduce the amount of the Indebtedness.

37.   SEVERABILITY; AMENDMENTS. The invalidity or unenforceability of any provision of this Instrument shall not affect the validity or enforceability of any other provision, and all other provisions shall remain in full force and effect. This Instrument contains the entire

agreement among the parties as to the rights granted and the obligations assumed in this Instrument. This Instrument may not be amended or modified except by a writing signed by the party against whom enforcement is sought; provided, however, that in the event of a Transfer prohibited by or requiring Lender's approval under Section 21, any or some or all of the Modifications to Instrument set forth in Exhibit B (if any) may be modified or rendered void by Lender at Lender's option by Notice to Borrower and the transferee(s).

38.   CONSTRUCTION.   The captions and headings of the Sections of this Instrument are for convenience only and shall be disregarded in construing this Instrument. Any reference in this Instrument to an "Exhibit" or a "Section" shall, unless otherwise explicitly provided, be construed as referring, respectively, to an Exhibit attached to this Instrument or to a Section of this Instrument.   All Exhibits attached to or referred to in this Instrument are incorporated by reference into this Instrument. Any reference in this Instrument to a statute or regulation shall be construed as referring to that statute or regulation as amended from time to time. Use of the singular in this Agreement includes the plural and use of the plural includes the singular. As used in this Instrument, the term "including" means "including, but not limited to."

39.   DISSEMINATION OF INFORMATION. Borrower acknowledges that Lender may provide to third parties with an existing or prospective interest in the servicing, enforcement, evaluation, performance, ownership, purchase, participation or Securitization of the Loan, including, without limitation, any of the Rating Agencies, any entity maintaining databases on the underwriting and performance of commercial mortgage loans, as well as governmental regulatory agencies having regulatory authority over Lender, any and all information which Lender now has or may hereafter acquire relating to the Loan, the Mortgaged Property, Borrower, any SPE Equity Owner or any guarantor, as Lender determines necessary or desirable and that such information may be included in disclosure documents in connection with a Securitization or syndication of participation interests, including, without limitation, a prospectus, prospectus supplement, offering memorandum, private placement memorandum or similar document (each, a **"Disclosure Document"**) and also may be included in any filing with the Securities and Exchange Commission pursuant to the Securities Act or the Securities Exchange Act.   To the fullest extent permitted under applicable law, Borrower irrevocably waives all rights, if any, to prohibit such disclosure, including, without limitation, any right of privacy.

40.   NO CHANGE IN FACTS OR CIRCUMSTANCES. Borrower warrants that (a) all information in the application for the Loan submitted to Lender (the "**Loan Application**") and in all financial statements, Rent Schedules, reports, certificates and other documents submitted in connection with the Loan Application are complete and accurate in all material respects; and (b) there has been no material adverse change in any fact or circumstance that would make any such information incomplete or inaccurate.

41.   SUBROGATION. If, and to the extent that, the proceeds of the Loan evidenced by the Note, or subsequent advances under Section 12, are used to pay, satisfy or discharge a Prior Lien, such Loan proceeds or advances shall be deemed to have been advanced by Lender at Borrower's request, and Lender shall automatically, and without further action on its part, be subrogated to the rights, including lien priority, of the owner or holder of the obligation secured by the Prior Lien, whether or not the Prior Lien is released.

42.   [INTENTIONALLY DELETED]

43.   SUPPLEMENTAL FINANCING.

(a)   This Section shall apply only if at the time of any application referred to below, the Federal Home Loan Mortgage Corporation ("Freddie Mac") has in effect a product described in its *Multifamily Seller/Servicer Guide* under which it purchases supplemental mortgages on multifamily properties that meet specified criteria (a "Supplemental Mortgage Product").

(b)   After the first anniversary of the date of this Instrument (the "First Mortgage"), Freddie Mac will consider an application from an originating lender that is generally approved by Freddie Mac to sell mortgages to Freddie Mac under the Supplemental Mortgage Product (an "Approved Seller/Servicer") for the purchase by Freddie Mac of a proposed indebtedness of Borrower to the Approved Seller/Servicer to be secured by one or more supplemental mortgages on the Mortgaged Property (such indebtedness and supplemental mortgages being referred to together as a "Supplemental Mortgage"). Freddie Mac will purchase each Supplemental Mortgage secured by the Mortgaged Property if the following conditions are satisfied:

(i)   At the time of the proposed Supplemental Mortgage, no Event of Default shall have occurred and be continuing and no event or condition shall have occurred and be continuing that, with the giving of Notice or the passage of time, or both, would become an Event of Default;

(ii)   Borrower and the Mortgaged Property must be acceptable to Freddie Mac under its Supplemental Mortgage Product;

(iii)   New loan documents must be entered into to reflect each Supplemental Mortgage, such documents to be acceptable to Freddie Mac in its sole discretion;

(iv)   Each Supplemental Mortgage will not cause the combined debt service coverage ratio of the Mortgaged Property after each Supplemental Mortgage to be less than 1.25:1, subject to increase in accordance with Freddie Mac's then-current policies ("Required DSCR"), as determined by Freddie Mac. As used in this Section, the term "combined debt service coverage ratio" means, with respect to the Mortgaged Property, the ratio of (A) the annual net operating income from the operations of the Mortgaged Property at the time of the proposed Supplemental Mortgage to (B) the aggregate of the annual principal and interest payable on (I) the Indebtedness under this Instrument (using a 30-year amortization schedule), (II) any "Indebtedness" as defined in any security instruments recorded against the Mortgaged Property (using a 30-year amortization schedule for any Supplemental Mortgages) and (III) the proposed "Indebtedness" for any Supplemental Mortgage (using a 30-year amortization schedule). The annual net operating income of the Mortgaged Property will be as determined by Freddie Mac in its sole discretion considering factors such as income in place at the time of the proposed Supplemental Mortgage and income during the preceding twelve (12) months, and actual, historical and anticipated operating expenses. Freddie Mac shall determine the combined debt service coverage ratio of the Mortgaged Property based on its underwriting. Borrower shall provide Freddie Mac such financial statements and other information Freddie Mac may require to make these determinations;

(v)   Each Supplemental Mortgage will not cause the combined loan to value ratio of the Mortgaged Property after each Supplemental Mortgage to exceed 72% ("Required LTV"), as determined by Freddie Mac. As used in this Section, "combined loan to value ratio" means, with respect to the Mortgaged Property, the ratio, expressed as a percentage, of (A) the aggregate outstanding principal balances of (I) the Indebtedness under this Instrument, (II) any "Indebtedness" as defined in any security instruments recorded against the Mortgaged Property and (III) the proposed "Indebtedness" for any Supplemental Mortgage, to (B) the value of the Mortgaged Property. Freddie Mac shall determine the combined loan to value ratio of the Mortgaged Property based on its underwriting. Borrower shall provide Freddie Mac such financial statements and other information Freddie Mac may require to make these determinations. In addition, Freddie Mac, at Borrower's expense, may obtain MAI appraisals of the Mortgaged Property in order to assist Freddie Mac in making the determinations hereunder. If Freddie Mac requires an appraisal, then the value of the Mortgaged Property that will be used to determine whether the Required LTV has been met shall be the lesser of (A) the appraised value set forth in such appraisal or (B) the value of the Mortgaged Property as determined by Freddie Mac;

(vi)   The Borrower's organizational documents are amended to permit the Borrower to incur additional debt in the form of Supplemental Mortgages (Lender shall consent to such amendment(s));

(vii)   One or more natural persons or entities acceptable to Freddie Mac executes and delivers to the Approved Seller/Servicer a guaranty in a form acceptable to Freddie Mac with respect to the exceptions to non-recourse liability described in Freddie Mac's form promissory note, unless Freddie Mac has elected to waive its requirement for a guaranty;

(viii)   The loan term of each Supplemental Mortgage shall be coterminous with the First Mortgage or longer than the First Mortgage, including any "Extension Period" described in the Note secured by the First Mortgage, at Freddie Mac's discretion;

(ix)   The Prepayment Premium Period (as defined in the Note) of each Supplemental Mortgage shall be coterminous with the Prepayment Premium Period or the combined Lockout Period and Defeasance Period (all, as defined in the Note), as applicable, of the First Mortgage;

(x)   The interest rate of each Supplemental Mortgage will be determined by Freddie Mac in its sole and absolute discretion;

(xi)   The Lender enters into an intercreditor agreement ("Intercreditor Agreement") acceptable to Freddie Mac and to Lender for each Supplemental Mortgage;

(xii)   Borrower's payment of fees and other expenses charged by Lender, Freddie Mac, the Approved Seller/Servicer, and the Rating Agencies (including reasonable Attorneys' Fees and Costs) in connection with reviewing and originating each Supplemental Mortgage;

(xiii) Notwithstanding anything to the contrary in Section 7 of this Instrument, Borrower shall make deposits under this First Mortgage for the payment of any Impositions, so long as a Supplemental Mortgage is outstanding, and such deposits shall be credited to the payment of such Impositions under any Supplemental Mortgage;

(xiv) If any Supplemental Mortgage is outstanding, the Borrower must obtain the consent of the lender for each Supplemental Mortgage prior to agreeing to any modifications or amendments to the Loan Documents;

(xv) All other requirements of the Supplemental Mortgage Product must be met, unless Freddie Mac has elected to waive one or more of its requirements.

(c) No later than 5 Business Days after Lender's receipt of a written request from Borrower, Lender shall provide the following information to an Approved Seller/Servicer upon Borrower's written request. Lender shall only be obligated to provide this information in connection with Borrower's request for a Supplemental Mortgage from an Approved Seller/Servicer; provided, however, if Freddie Mac is the owner of the Note, Lender shall not be obligated to provide such information:

(i) the then-current outstanding principal balance of the First Mortgage;

(ii) payment history of the First Mortgage;

(iii) whether taxes, insurance, ground rents, replacement reserves, repair escrows, or other escrows are being collected on the First Mortgage and the amount of each such escrow as of the date of the request;

(iv) whether any repairs, capital replacements or improvements or rental achievement or burn-off guaranty requirements are existing or outstanding under the terms of the First Mortgage;

(v) a copy of the most recent inspection report for the Mortgaged Property;

(vi) whether any modifications or amendments have been made to the Loan Documents for the First Mortgage since origination of the First Mortgage and, if applicable, a copy of such modifications and amendments; and

(vii) whether to Lender's knowledge any Event of Default exists under the First Mortgage.

(d) Lender shall have no obligation to consent to any mortgage or lien on the Mortgaged Property that secures any indebtedness other than the Indebtedness, except as set forth herein.

(e) If a Supplemental Mortgage is made to Borrower, Borrower agrees that the terms of the Intercreditor Agreement shall govern with respect to any distributions of excess proceeds by Lender to the Approved Seller/Servicer, Freddie Mac or their successors and/or assigns (collectively, the "Junior Lender"), and Borrower agrees that Lender may distribute any excess proceeds received by Lender pursuant to the Loan Documents to Junior Lender pursuant to the Intercreditor Agreement.

44.   **DEFEASANCE (Section Applies if Loan is Assigned to REMIC Trust Prior to the Cut-off Date).** This Section 44 shall apply in the event the Note is assigned to a REMIC trust prior to the Cut-off Date, and, subject to Section 44(a) and (c) below, Borrower shall have the right to defease the Loan in whole ("Defeasance") and obtain the release of the Mortgaged Property from the lien of this Instrument upon the satisfaction of the following conditions:

(a)   Borrower shall not have the right to obtain Defeasance at any of the following times:

  (i)   if the Loan is not assigned to a REMIC trust;

  (ii)   during the Lockout Period (as defined in the Note);

  (iii)   after the expiration of the Defeasance Period (as defined in the Note); or

  (iv)   after Lender has accelerated the maturity of the unpaid principal balance of, accrued interest on, and other amounts payable under, the Note pursuant to Section 6 of the Note.

(b)   Borrower shall give Lender Notice (the "Defeasance Notice") specifying a Business Day (the "Defeasance Closing Date") on which Borrower desires to close the Defeasance. The Defeasance Closing Date specified by Borrower may not be more than 60 calendar days, nor less than 30 calendar days, after the date on which the Defeasance Notice is received by Lender. Lender will acknowledge receipt of the Defeasance Notice and will state in such receipt whether Lender will designate the Successor Borrower or will permit Borrower to designate the Successor Borrower.

(c)   The Defeasance Notice must be accompanied by a $10,000 non-refundable fee (the "Defeasance Fee"). If Lender does not receive the Defeasance Fee, then Borrower's right to obtain Defeasance pursuant to that Defeasance Notice shall terminate.

(d)   (i)   If Borrower timely pays the Defeasance Fee, but Borrower fails to perform its other obligations hereunder, Lender shall have the right to retain the Defeasance Fee as liquidated damages for Borrower's default and, except as provided in Section 44(d)(ii), Borrower shall be released from all further obligations under this Section 44. Borrower acknowledges that Lender will incur financing costs in arranging and preparing for the release of the Mortgaged Property from the lien of this Instrument in reliance on the executed Defeasance Notice. Borrower agrees that the Defeasance Fee represents a fair and reasonable estimate, taking into account all circumstances existing on the date of this Instrument, of the damages Lender will incur by reason of Borrower's default.

  (ii)   In the event that the Defeasance is not consummated on the Defeasance Closing Date for any reason, Borrower agrees to reimburse Lender for all third party costs and expenses (other than financing costs covered by Section 44(d)(i) above) incurred by Lender in reliance on the executed Defeasance Notice, within 5 Business Days after Borrower receives a written demand for payment, accompanied by a statement, in reasonable detail, of Lender's third party costs and expenses.

(iii)   All payments required to be made by Borrower to Lender pursuant to this Section 44 shall be made by wire transfer of immediately available funds to the account(s) designated by Lender in its acknowledgement of the Defeasance Notice.

(e)   No Event of Default has occurred and is continuing.

(f)   The documents required to be delivered to Lender on or prior to the Defeasance Closing Date are:

(i)   an opinion of counsel for Borrower, in form and substance satisfactory to Lender, to the effect that Lender has a valid and perfected lien and security interest of first priority in the Defeasance Collateral and the proceeds thereof;

(ii)   an opinion of counsel for Borrower, in form and substance satisfactory to Lender, to the effect that the Pledge Agreement is duly authorized, executed, delivered and enforceable against Borrower in accordance with the respective terms;

(iii)   unless waived by Lender or unless Lender designates the Successor Borrower, an opinion of counsel for Successor Borrower, in form and substance satisfactory to Lender, to the effect that the Transfer and Assumption Agreement is duly authorized, executed, delivered and enforceable against Successor Borrower in accordance with the respective terms;

(iv)   unless waived by Lender or unless Lender designates the Successor Borrower, an opinion of counsel for Successor Borrower, in form and substance satisfactory to Lender, to the effect that the Successor Borrower has been validly created;

(v)   if Borrower designates the Successor Borrower, an opinion of counsel for Successor Borrower, in form and substance satisfactory to Lender and to the Rating Agencies, with regard to nonconsolidation of the assets of the Successor Borrower with those of its Affiliates by a bankruptcy court;

(vi)   unless waived by Lender, an opinion of counsel for Borrower, in form and substance satisfactory to Lender, to the effect that:

(A)   if, as of the Defeasance Closing Date, the Note is held by a REMIC trust, (1) the Defeasance has been effected in accordance with the requirements of Treasury Regulation Section 1.860G-2(a)(8) (as such regulation may be modified, amended or replaced from time to time), (2) the qualification and status of the REMIC trust as a REMIC will not be adversely affected or impaired as a result of the Defeasance, and (3) the REMIC trust will not incur a tax under Section 860G(d) of the Tax Code as a result of the Defeasance, and

(B)   the Defeasance will not result in a "sale or exchange" of the Note within the meaning of Section 1001(c) of the Tax Code and the temporary and final regulations promulgated thereunder;

(vii)   if any certificates evidencing the Securitization remain outstanding, a Rating Confirmation;

(viii)   unless waived by Lender, a written certificate from an independent certified public accounting firm (reasonably acceptable to Lender), confirming that the Defeasance Collateral will generate cash sufficient to make all Scheduled Debt Payments as they fall due under the Note, including full payment due on the Note on the Maturity Date;

(ix)   Lender's form of a pledge and security agreement ("Pledge Agreement") and financing statements which pledge and create a first priority security interest in the Defeasance Collateral in favor of Lender;

(x)   Lender's form of a transfer and assumption agreement ("Transfer and Assumption Agreement"), whereupon Borrower and any guarantor (in each case, subject to satisfaction of all requirements hereunder) shall be relieved from liability in connection with the Loan (other than any liability under Section 18 of this Instrument for events that occur prior to the Defeasance Closing Date, whether discovered before or after the Defeasance Closing Date) and Successor Borrower shall assume all remaining obligations;

(xi)   Forms of all documents necessary to release the Mortgaged Property from the liens created by this Instrument and related UCC financing statements (collectively, "Release Instruments"), each in appropriate form required by the state in which the Property is located; and

(xii)   such other opinions, certificates, documents or instruments as Lender may reasonably request;

(g)   Borrower shall deliver to Lender on or prior to the Defeasance Closing Date:

(i)   The Defeasance Collateral which meets all requirements of Section 44(g)(ii) below and is owned by Borrower, free and clear of all liens and claims of third-parties;

(ii)   The Defeasance Collateral must be in an amount to provide for (A) redemption payments to occur prior, but as close as possible, to all successive Installment Due Dates occurring under the Note after the Defeasance Closing Date and (B) deliver redemption proceeds at least equal to the amount of principal and interest due on the Note on each Installment Due Date including full payment due on the Note on the Maturity Date ("Scheduled Debt Payments"). The Defeasance Collateral shall be arranged such that redemption payments received from the Defeasance Collateral are paid directly to Lender to be applied on account of the Scheduled Debt Payments. Unless otherwise agreed in writing by Lender, the pledge of the Defeasance Collateral shall be effectuated

through the book-entry facilities of a qualified securities intermediary designated by Lender in conformity with all applicable laws; and

(iii) All accrued and unpaid interest and all other sums due under the Note, this Instrument and under the other Loan Documents, including, without limitation, all amounts due under Section 44(i) below, up to the Defeasance Closing Date shall be paid in full on or prior to the Defeasance Closing Date.

(h) If Lender permits Borrower to designate the Successor Borrower, then Borrower shall, at Borrower's expense, designate or establish an accommodation borrower ("Successor Borrower") satisfactory to Lender (or Lender, at its option, may designate the Successor Borrower) which satisfies Lender's then current requirements for a "Single Purpose Entity" to assume at the time of Defeasance ownership of the Defeasance Collateral and liability for all of Borrower's obligations under the Pledge Agreement and the Loan Documents (to the extent that liability thereunder survives release of this Instrument). Borrower shall pay to Successor Borrower a fee of $1,000.00 as consideration of Successor Borrower's assumption of Borrower's obligations under the Loan Documents. Notwithstanding any contrary provision hereunder, no Transfer fee is payable to Lender upon a Transfer of the Loan in accordance with this Section.

(i) Borrower shall pay all reasonable costs and expenses incurred by Lender in connection with the Defeasance in full on or prior to the Defeasance Closing Date, which payment is required prior to Lender's issuance of the Release Instruments and whether or not Defeasance is completed. Such expenses include, without limitation, all fees, costs and expenses incurred by Lender and its agents in connection with the Defeasance (including, without limitation, reasonable Attorneys' Fees and Costs for the review and preparation of the Pledge Agreement and of the other materials described herein and any related documentation, and any servicing fees, Rating Agencies' fees or other costs related to the Defeasance); the cost incurred by Lender to obtain a Rating Confirmation contemplated hereunder; reasonable Attorneys' Fees and Costs; and a processing fee to cover Lender's administrative costs to process Borrower's Defeasance request. Lender reserves the right to require that Borrower post a deposit to cover costs which Lender reasonably anticipates will be incurred.

45. INTENTIONALLY DELETED.

46. LENDER'S RIGHTS TO SELL OR SECURITIZE. Borrower acknowledges that Lender, and each successor to Lender's interest, may (without prior Notice to Borrower or Borrower's prior consent), sell or grant participations in the Loan (or any part thereof), sell or subcontract the servicing rights related to the Loan, securitize the Loan or include the Loan as part of a trust. Borrower, at its expense, agrees to cooperate with all reasonable requests of Lender in connection with any of the foregoing including, without limitation, executing any financing statements or other documents deemed necessary by Lender or its transferee to create, perfect or preserve the rights and interest to be acquired by such transferee, providing any updated financial information with appropriate verification through auditors letters, delivering a so called "10b-5" opinion, revised organizational documents and counsel opinions satisfactory to the Rating Agencies, executed amendments to the Loan Documents, and review information contained in a preliminary or final private placement memorandum, prospectus, prospectus supplements or other Disclosure Document, and providing a mortgagor estoppel certificate and such other information about Borrower, any SPE Equity Owner, any guarantor, any Property Manager or the Mortgaged Property as Lender may require for Lender's offering materials.

47. SECURITIZATION INDEMNIFICATION. Borrower and each guarantor agree to provide in connection with each Disclosure Document, an indemnification certificate: (a) certifying that all sections of such Disclosure Document relating to Borrower, any SPE Equity Owner, any guarantors, any Property Manager, their respective Affiliates, the Loan, the Loan Documents and the Mortgaged Property, and any risks or special considerations relating thereto, including, without limitation, the sections entitled "Special Considerations," and/or "Risk Factors," and "Certain Legal Aspects of the Mortgage Loan," or similar sections, as such sections relate thereto, have been carefully examined, and that, to the best of such indemnitor's knowledge, such sections (and any other sections reasonably requested) do not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in the light of the circumstances under which they were made, not misleading; (b) indemnifying Lender (and for purposes of this Section 47, Lender shall include its officers and directors) and any Affiliate of Lender that (i) has filed the registration statement, if any, relating to the Securitization and/or (ii) which is acting as issuer, depositor, sponsor and/or in a similar capacity with respect to the Securitization (any entity described in (i) or (ii), an "Issuer Person"), and each director and officer of any Issuer Person, and each entity who Controls any Issuer Person within the meaning of Section 15 of the Securities Act or Section 20 of the Securities Exchange Act (collectively, "Issuer Group"), and each entity which is acting as an underwriter, manager, placement agent, initial purchaser or in a similar capacity with respect to the Securitization, each of its directors and officers and each entity who Controls any such entity within the meaning of Section 15 of the Securities Act or Section 20 of the Securities Exchange Act which is acting as an underwriter, manager, placement agent, initial purchaser or in a similar capacity with respect to the Securitization, each of its directors and officers and each entity who Controls any such entity within the meaning of Section 15 of the Securities Act and Section 20 of the Securities Exchange Act (collectively, "Underwriter Group") for any losses to which Lender, the Issuer Group or the Underwriter Group may become subject insofar as the losses arise out of or are based upon any untrue statement of any material fact contained in such section or arise out of or are based upon the omission to state therein a material fact required to be stated in such sections necessary in order to make the statements in such sections or in light of the circumstances under which they were made, not misleading (collectively, "Securities Liabilities"); and (c) agreeing to reimburse Lender, the Issuer Group and the Underwriter Group for any legal or other expenses reasonably incurred by Lender, the Issuer Group and the Underwriter Group in investigating or defending the Securities Liabilities; provided, however, that indemnitor will be liable under clauses (b) or (c) above only to the extent that such Securities Liabilities arise out of, or are based upon, any such untrue statement or omission made therein in reliance upon, and in conformity with, information furnished to Lender or any member of the Issuer Group or Underwriter Group by or on behalf of Borrower or a guarantor in connection with the preparation of the Disclosure Documents or in connection with the underwriting of the Loan, including, without limitation, financial statements of Borrower, any SPE Equity Owner or any guarantor, and operating statements, rent rolls, environmental site assessment reports and property condition reports with respect to the Mortgaged Property (other than any such misstatements contained in (or omissions from) third party reports prepared by third parties not affiliated directly or indirectly with Borrower). This indemnity is in addition to any liability which Borrower may otherwise have and shall be effective whether or not an indemnification certificate described above is provided and shall be applicable based on information previously provided by or on behalf of Borrower or a guarantor if the indemnification certificate is not provided. Notwithstanding the foregoing, any indemnification certificate may expressly exclude any information contained in third party reports prepared by parties that are not Affiliates of Borrower or any guarantor ("Third Party Information"), and the obligations and liability of Borrower and any guarantor pursuant to this Section shall not extend to the Third Party Information.

48. **WARRANTIES OF BORROWER.** Borrower, for itself and its successors and assigns, does hereby represent, warrant and covenant to and with Lender, its successors and assigns, that:

(a) The representations, warranties and covenants contained in this Instrument survive for as long as any Indebtedness remains outstanding;

(b) None of the items shown in the Schedule of Title Exceptions will materially or adversely affect (i) the ability of the Borrower to pay the Loan in full, (ii) the use for which all or any part of the Mortgaged Property is being used at the time this Instrument was executed, except as set forth in Section 11 of this Instrument, (iii) the operation of the Mortgaged Property or (iv) the value of the Mortgaged Property;

(c) Borrower is not an "investment company", or a company Controlled by an "investment company," as such terms are defined in the Investment Company Act of 1940, as amended;

(d) Borrower is not an "employee benefit plan," as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), which is subject to Title I of ERISA and the assets of Borrower do not constitute "plan assets" of one or more such plans within the meaning of 29 C.F.R. Section 2510.3-101;

(e) Borrower will give prompt written Notice to Lender of any litigation or governmental proceedings pending or, to the best of Borrower's knowledge, threatened (in writing) against Borrower which might have a Material Adverse Effect as defined below.

(f) There are no judicial, administrative, mediation or arbitration actions, suits or proceedings pending or, to the best of Borrower's knowledge, threatened (in writing) against or affecting Borrower (and, if Borrower is a limited partnership, any of its general partners or if Borrower is a limited liability company, any member of Borrower) or the Mortgaged Property which, if adversely determined, would have a material adverse effect on (i) the Mortgaged Property, (ii) the business, prospects, profits, operations or condition (financial or otherwise) of Borrower, (iii) the enforceability, validity, perfection or priority of the lien of any Loan Document, or (iv) the ability of Borrower to perform any obligations under any Loan Document (collectively, a "**Material Adverse Effect**").

(g) With regard to ERISA:

(i) Borrower shall not engage in any transaction which would cause an obligation, or action taken or to be taken, hereunder (or the exercise by Lender of any of its rights under the Note, this Instrument or any of the other Loan Documents) to be a non-exempt (under a statutory or administrative class exemption) prohibited transaction under ERISA.

(ii) Borrower further covenants and agrees to deliver to Lender such certifications or other evidence from time to time throughout the term of this Instrument, as requested by Lender in its sole discretion, that (A) Borrower is not an "employee benefit plan" as defined in Section 3(e) of ERISA, which is subject to Title I of ERISA, or a "governmental plan" within the meaning of Section 3(3) of ERISA; (B) Borrower is not subject to state statutes regulating investments and fiduciary obligations with

respect to governmental plans; and (C) one or more of the following circumstances is true:

(1) Equity interests in Borrower are publicly offered securities within the meaning of 29 C.F.R. Section 2510.3-101(b)(2), as amended from time to time or any successor provision;

(2) Less than twenty-five percent (25%) of each outstanding class of equity interests in Borrower are held by "benefit plan investors" within the meaning of 29 C.F.R. 2510.3-101(f)(2), as amended from time to time or any successor provision; or

(3) Borrower qualifies as an "operating company" or a "real estate operating company" within the meaning of 29 C.F.R. Section 2510.3-101(c), as amended from time to time or any successor provision, or within the meaning of 29 C.F.R. Section 2510.3-101(e) as an investment company registered under the Investment Company Act of 1940.

(iii) BORROWER SHALL INDEMNIFY LENDER AND DEFEND AND HOLD LENDER HARMLESS FROM AND AGAINST ALL CIVIL PENALTIES, EXCISE TAXES, OR OTHER LOSS, COST, DAMAGE AND EXPENSE (INCLUDING, WITHOUT LIMITATION, REASONABLE ATTORNEYS' FEES AND COSTS INCURRED IN THE INVESTIGATION, DEFENSE AND SETTLEMENT OF CLAIMS AND LOSSES INCURRED IN CORRECTING ANY PROHIBITED TRANSACTION OR IN THE SALE OF A PROHIBITED LOAN, AND IN OBTAINING ANY INDIVIDUAL PROHIBITED TRANSACTION EXEMPTION UNDER ERISA THAT MAY BE REQUIRED, IN LENDER'S SOLE DISCRETION) THAT LENDER MAY INCUR, DIRECTLY OR INDIRECTLY, AS A RESULT OF DEFAULT UNDER THIS SECTION 48. THIS INDEMNITY SHALL SURVIVE ANY TERMINATION, SATISFACTION OR FORECLOSURE OF THIS INSTRUMENT.

49. COOPERATION WITH RATING AGENCIES AND INVESTORS. Borrower covenants and agrees that in the event Lender decides to include the Loan as an asset of a Secondary Market Transaction, Borrower shall (a) at Lender's request, meet with representatives of the Rating Agencies and/or investors to discuss the business and operations of the Mortgaged Property, and (b) permit Lender or its representatives to provide related information to the Rating Agencies and/or investors, and (c) cooperate with the reasonable requests of the Rating Agencies and/or investors in connection with all of the foregoing.

50. RESERVED.

51. RESERVED.

52. RESERVED.

53. RESERVED.

54. RESERVED.

55. RESERVED.

56. RESERVED.

57. RESERVED.

58. RESERVED.

59. RESERVED.

60. **ACCELERATION; REMEDIES.** At any time during the existence of an Event of Default, Lender, at Lender's option, may declare the Indebtedness to be immediately due and payable without further demand, and may institute an action of mortgage foreclosure pursuant to applicable law and proceed to final judgment and execution thereon for the amount of the Indebtedness (as of the date of such judgment) and may invoke any other remedies permitted by applicable law or provided in this Instrument or in any other Loan Document. Lender shall be entitled to collect all costs and expenses incurred in pursuing such remedies, including Attorneys' Fees and Costs, costs of documentary evidence, abstracts and title reports and all other expenses described in the Section of the Note titled "Costs and Expenses". If Lender is the purchaser at the foreclosure sale of the Mortgaged Property, the foreclosure sale price (Lender's final bid) shall be applied against the Indebtedness.

61. **PREPARATION AND FILING OF FINANCING STATEMENTS.** Borrower authorizes Lender to prepare, execute and file, on Borrower's behalf and without Borrower's signature, all financing statements and continuation statements under the Uniform Commercial Code necessary or appropriate to give notice of, or to perfect, Lender's security interest in UCC Collateral.

62. **RELEASE.** Upon payment of the Indebtedness, Lender shall release this Instrument. Borrower shall pay Lender's reasonable costs incurred in releasing this Instrument.

63. **WAIVER OF VALUATION AND APPRAISEMENT.** Borrower waives all right of valuation and appraisement.

64. **INDIANA RESPONSIBLE PROPERTY TRANSFER LAW.** The Mortgaged Property does not constitute "property" within the meaning of the Indiana Responsible Property Transfer Law, IC 13-11-2-174.

65. **MODIFICATIONS TO SECTIONS 3 AND 4.** Sections 3(e) and 4(c) of this Instrument are modified to read as follows:

3(e) If Lender enters the Mortgaged Property, Lender shall be liable to account only to Borrower and only for those Rents actually received. Except to the extent of Lender's willful misconduct, Lender shall not be liable to Borrower, anyone claiming under or through Borrower or anyone having an interest in the Mortgaged Property, by reason of any act or omission of Lender under

Section 3(d), and Borrower hereby releases and discharges Lender from any such liability to the fullest extent permitted by law.

4(c)   Borrower acknowledges and agrees that the exercise by Lender, either directly or by a receiver, of any of the rights conferred under this Section 4 shall not be construed to make Lender a mortgagee-in-possession of the Mortgaged Property so long as Lender has not itself entered into actual possession of the Land and the Improvements.   The acceptance by Lender of the assignment of the Leases pursuant to Section 4(a) shall not at any time or in any event obligate Lender to take any action under this Instrument or to expend any money or to incur any expenses. Except to the extent of Lender's willful misconduct, Lender shall not be liable in any way for any injury or damage to person or property sustained by any person or persons, firm or corporation in or about the Mortgaged Property. Prior to Lender's actual entry into and taking possession of the Mortgaged Property, Lender shall not (i) be obligated to perform any of the terms, covenants and conditions contained in any Lease (or otherwise have any obligation with respect to any Lease); (ii) be obligated to appear in or defend any action or proceeding relating to the Lease or the Mortgaged Property; or (iii) be responsible for the operation, control, care, management or repair of the Mortgaged Property or any portion of the Mortgaged Property. The execution of this Instrument by Borrower shall constitute conclusive evidence that all responsibility for the operation, control, care, management and repair of the Mortgaged Property is and shall be that of Borrower, prior to such actual entry and taking of possession.

66.   **WAIVER OF TRIAL BY JURY. BORROWER AND LENDER EACH (A) COVENANTS AND AGREES NOT TO ELECT A TRIAL BY JURY WITH RESPECT TO ANY ISSUE ARISING OUT OF THIS INSTRUMENT OR THE RELATIONSHIP BETWEEN THE PARTIES AS BORROWER AND LENDER THAT IS TRIABLE OF RIGHT BY A JURY AND (B) WAIVES ANY RIGHT TO TRIAL BY JURY WITH RESPECT TO SUCH ISSUE TO THE EXTENT THAT ANY SUCH RIGHT EXISTS NOW OR IN THE FUTURE. THIS WAIVER OF RIGHT TO TRIAL BY JURY IS SEPARATELY GIVEN BY EACH PARTY, KNOWINGLY AND VOLUNTARILY WITH THE BENEFIT OF COMPETENT LEGAL COUNSEL.**

ATTACHED EXHIBITS. The following Exhibits are attached to this Instrument:

|X| Exhibit A   Description of the Land (required).

|X| Exhibit B   Modifications to Instrument

IN WITNESS WHEREOF, Borrower has signed and delivered this Instrument or has caused this Instrument to be signed and delivered by its duly authorized representative.

NLP LAKE CLEARWATER, LLC, a Delaware limited liability company

By: NTS Realty Holdings Limited Partnership, a Delaware limited partnership, its sole member

By: NTS Realty Capital, Inc., a Delaware corporation, its managing general partner

By: [signature]
Name: Neil A. Mitchell
Title: Sr. Vice Pres

STATE OF Kentucky, Jefferson County ss:

On this 7th day of December, 2009, before me, the undersigned, a Notary Public in and for said County, personally appeared Neil A. Mitchell, Sr Vice Pres of NTS Realty Capital, Inc., a Delaware corporation, the managing general partner of NTS Realty Holdings Limited Partnership, a Delaware limited partnership, the sole member of NLP Lake Clearwater, LLC, a Delaware limited liability company and acknowledged the execution of the foregoing instrument.

WITNESS my hand and official seal.

My Commission expires: June 27, 2010



[signature]
Notary Public

SUSAN M. HOWARD NOTARY PUBLIC STATE AT LARGE, KY

Prepared by, and after recording return to:

Michael Van Voorhis, Esquire
Troutman Sanders LLP
P.O. Box 1122
Richmond, Virginia 23218-1122

Security Instrument

EXHIBIT A

Legal Description

Lake Clearwater Apartments

Parcel I: (Fee)

A part of the Southwest Quarter of Section 17, Township 17 North, Range 4 East and a part of the Northwest Quarter of Section 20, Township 17 North, Range 4 East located in Washington Township, Marion County, Indiana, being bounded as follows:

Commencing at the Southeast Corner of the Southwest Quarter of Section 20, Township 17 North, Range 4 East; thence North 00 degrees 07 minutes 10 seconds East (assumed bearing) 2,650.77 feet along the East line of said Southwest Quarter to its Northeast Corner and the Southeast Corner of the Northwest Quarter of said Section 20; thence North 00 degrees 17 minutes 57 seconds East 1,026.00 feet along the East line of said Northwest Quarter to the centerline of East 82nd Street; thence North 00 degrees 17 minutes 57 seconds East 101.27 feet along the East line of said Northwest Quarter to the Southeastern Corner of the 12.976 acre tract recorded as Exhibit "A" of Instrument Number 92-123840 in the Office of the Marion County Recorder (the following six (6) courses are along the boundary of said 12.976 acre tract); 1) thence continuing North 00 degrees 17 minutes 57 seconds East along the East line of said Northwest Quarter 283.96 feet to the point of beginning of the "Agreement Line" set out in Agreement to Establish Property Line and Quitclaim Deed recorded as Instrument No. 85-69537 in the Office of the Marion County Recorder; 2) thence North 88 degrees 54 minutes 58 seconds East along said "Agreement Line" 26.01 feet; 3) thence North 00 degrees 17 minutes 57 seconds East parallel with the East line of said Northwest Quarter 125.40 feet; 4) thence North 23 degrees 51 minutes 51 seconds East 84.04 feet; 5) thence North 41 degrees 08 minutes 09 seconds West 187.79 feet; 6) thence North 66 degrees 08 minutes 09 seconds West 429.23 feet; thence North 23 degrees 03 minutes 16 seconds East along the boundary of said 12.976 acre tract and its Northeasterly extension 317.22 feet to the Western Corner of the 5.222 acre tract recorded as Exhibit "A" of Instrument No. 94-138601 in the Office of the Marion County Recorder, said point also being the Point Of Beginning of this description; thence continuing North 23 degrees 03 minutes 16 seconds East along the Northwestern line of said 5.222 acre tract 625.73 feet to the Northern corner of said 5.222 acre tract, said point lying on a non-tangent curve being concave to the South, said point lying North 23 degrees 11 minutes 30 seconds East 510.50 feet from the radius point of said curve, said point also located on the Southern boundary of the 34.537 acre tract recorded as Exhibit "A" of Instrument No. 94-138596 in the Office of the Marion County Recorder (the following seven (7) courses are along the boundary of said 34.537 acre tract; 1) thence Northwesterly, Westerly and Southwesterly along said curve 613.12 feet to a point, said point lying North 45 degrees 37 minutes 20 seconds West 510.50 feet from the radius point of said curve; 2) thence South 50 degrees 45 minutes 00 seconds West 248.92 feet to a point on a non-tangent curve being concave to the Northwest, said point lying South 43 degrees 40 minutes 00 seconds East 694.50 feet from the radius point of said curve; 3) thence Southwesterly and Westerly along said curve 343.56 feet to a point, said point lying South 15 degrees 19 minutes 25 seconds East 694.50 feet from the radius point of said curve; 4) thence South 70 degrees 00 minutes 00 seconds West 276.86 feet; 5) thence South 25 degrees 00 minutes 00 seconds West 31.82 feet; 6) thence South 70 degrees 00 minutes 00 seconds West 40.00 feet; 7) thence South 17 degrees 00 minutes 00 seconds West 2.04 feet to the Northern Corner of the 0.495 acre tract recorded in Instrument No. 92-123837 in the Office of the Marion County Recorder; thence South 66 degrees 08 minutes 09 seconds East along the Northeastern line of said 0.495 acre tract 335.82 feet to the Eastern Corner of said 0.495 acre tract, said point being on the Northwestern line of the 0.049 acre tract recorded in Instrument No. 92-123837 in the Office of the Marion County Recorder; thence North 23 degrees 51 minutes 51 seconds East along said Northwestern line 18.15 feet to the Northern Corner of said 0.049 acre tract; thence South 66 degrees 08 minutes 09 seconds East along the Northeastern line of said 0.049 acre tract 15.50 feet to a point on a non-tangent curve being concave to the Southeast, said point lying North 66 degrees 08 minutes 09 seconds West 110.58 feet from the radius point of said curve; thence Northeasterly and Easterly along said curve 96.50 feet to its Point of Tangency said Point of Tangency lying North 16 degrees 08 minutes 09 seconds West 110.58 feet from the radius point of said curve; thence North 73 degrees 51 minutes 51 seconds East 72.95 feet to the Point of Curvature of a curve being concave to the South, said Point of Curvature lying North 16 degrees 08 minutes 09 seconds West 236.66 feet from the radius point of said curve; thence Easterly along said curve 97.75 feet to its Point of Tangency, said Point of Tangency lying North 07 degrees 31 minutes 43 seconds East 236.66 feet from the radius point of said curve; thence South 82 degrees 28 minutes 17 seconds East 83.71 feet to the Point of Curvature of a curve being concave to the North, said Point of Curvature lying South 07 degrees 31 minutes 43 seconds West 211.25 feet from the radius point of said curve; thence Easterly along said curve 92.11 feet to its Point of Tangency, said Point of Tangency lying South 17 degrees 27 minutes 17 seconds East 211.25 feet from the radius point of said curve; thence North 72 degrees 32 minutes 43 seconds East 250.92 feet to the Point of Curvature of a curve being concave to the South, said Point of Curvature lying North 17 degrees 27 minutes 17 seconds West 100.60 feet from the radius point of curve; thence Easterly and Southerly along said curve 72.16 feet to its Point of Tangency, said Point of Tangency lying North 23 degrees 38 minutes 34 seconds East 100.60 feet from the radius point of said curve; thence South 66 degrees 21 minutes 26 seconds East 78.20 feet to the Point Of Beginning.

Parcel II: (Easement)

A Non-exclusive "Office Access Easement" for Ingress and Egress and Utilities, and a Non- exclusive "Shopping Center Access Easement" for Ingress and Egress and Utilities, together with the right to use in common with others the Western Driveway Easement, the Eastern Driveway Easement and Central Driveway Easement for ingress, egress and utilities, as set out in a Declaration and Grant of Easements recorded October 2, 1990 as Instrument No. 90-102836, as modified by an Amendment recorded September 21, 1992 as Instrument No. 92-123838, further modified by a Second Amendment recorded September 9, 1994 as Instrument No. 94-138597, and as last amended by a Third Amendment recorded January 15, 1998 as Instrument No. 98-7393, all in the Office of the Recorder of Marion County, Indiana.

Parcel III: (Easement)

A Non-exclusive Easement for Ingress, Egress and Utilities as set out in a Declaration and Grant of Easements recorded September 9, 1994 as Instrument No. 94-138600 in the Office of the Recorder of Marion County, Indiana.

Parcel IV: (Easement)

A Non-exclusive Easement for Sign as set out in Sign Easement Agreement recorded January 15, 998 as Instrument No. 98-0007396.

EXHIBIT B

MODIFICATIONS TO INSTRUMENT

The following modifications are made to the text of the Instrument that precedes this Exhibit:

I.   TRANSACTION SPECIFIC MODIFICATIONS.

1.   The definition of "Loan Documents" in Section 1 must be modified as follows:

"Loan Documents" means the Note, this Instrument, the Assignment of Management Agreement, ~~the Master Cross-Collateralization Agreement~~, all guaranties, all indemnity agreements, all Collateral Agreements, O&M Programs, the MMP and any other documents now or in the future executed by Borrower, any guarantor or any other Person in connection with the Loan evidenced by the Note, as such documents may be amended from time to time. As more fully set forth in Section 69 below, this Instrument secures all of Borrower's obligations under the Master Cross-Collateralization Agreement, including Borrower's obligation to pay the "Total Indebtedness." However, the Master Cross-Collateralization Agreement will not be considered a Loan Document for the purpose of establishing the Indebtedness as defined in this Instrument and in the Note. The definition of Total Indebtedness under the Master Cross-Collateralization Agreement includes the Indebtedness under this Instrument. However, the definition of Indebtedness under this Instrument does not include that portion of the Total Indebtedness for which Borrower would not be liable if the Master Cross-Collateralization Agreement was not in effect.

2.   The following definition must be inserted in Section 1:

(vvvv) "Master Cross-Collateralization Agreement" means the Master Cross-Collateralization Agreement of even date herewith by and among Borrower, Lender and the other parties named therein.

3   The fourth sentence of Section 7(b) is deleted and replaced with the following:

Lender shall hold the Imposition Deposits in an interest bearing account. Any interest earned on such moneys shall be added to the Imposition Deposits and disbursed in accordance with the terms and provisions of this Instrument. Lender shall not be responsible for any losses resulting from investment of the Imposition Deposits or for obtaining any specific level or percentage of earnings on such Imposition Deposits.

4.   The first paragraph of Section 44 is modified as follows:

This Section 44 shall apply in the event the Note is assigned to a REMIC trust prior to the Cut-off Date, and, subject to Section 44(a) and (c) below, Borrower shall have the right either (x) to defease the Loan in whole and obtain the release of the Mortgaged Property from the lien of this Instrument, or (y) to defease the Loan in part as set forth in Section 68 ("Defeasance"), upon the satisfaction of the following conditions:

5. Section 44(f)(viii) is modified as follows:

(viii) unless waived by Lender, a written certificate from an independent certified public accounting firm (reasonably acceptable to Lender), confirming that the Defeasance Collateral will (A) in the event of a Defeasance of the entire Loan, generate cash sufficient to make all Scheduled Debt Payments as they fall due under the Note, including full payment due on the Note on the Maturity Date, or (B) in the event of a partial Defeasance, generate cash sufficient to make all Scheduled Debt Payments as they fall due under the Defeased Note, including full payment on the Defeased Note on the Maturity Date;

6. Section 44(f)(x) is modified as follows:

(x) Lender's form of a transfer and assumption agreement (**"Transfer and Assumption Agreement"**), whereupon Borrower and any guarantor (in each case, subject to satisfaction of all requirements hereunder) shall be relieved or, in the case of a partial Defeasance, partially relieved from liability in connection with the Loan (other than, in the event of a Defeasance of the entire Loan, any liability under Section 18 of this Instrument for events that occur prior to the Defeasance Closing Date, whether discovered before or after the Defeasance Closing Date) and Successor Borrower shall assume all remaining obligations;

7. Section 44(f)(xi) is modified as follows:

(xi) In the event of a Defeasance of the entire Loan, forms of all documents necessary to release the Mortgaged Property from the liens created by this Instrument and related UCC financing statements (collectively, **"Release Instruments"**), each in appropriate form required by the state in which the Mortgaged Property is located; and

8. Section 44(g)(ii) is modified as follows:

(ii) The Defeasance Collateral must be in an amount to provide for (A) redemption payments to occur prior, but as close as possible, to all successive Installment Due Dates occurring under the Note or, in the event of a partial Defeasance, the Defeased Note, after the Defeasance Closing Date and (B) deliver redemption proceeds at least equal to (1) in the event of a Defeassance of the entire Loan, the amount of principal and interest due on the Note on each Installment Due Date including full payment due on the Note on the Maturity Date or (2) in the event of a partial Defeasance, the amount of principal and interest due on the Defeased Note on each Installment Due Date including full payment due on the Defeased Note on the Maturity Date (**"Scheduled Debt Payments"**). The Defeasance Collateral shall be arranged such that redemption payments received from the Defeasance Collateral are paid directly to Lender to be applied on account of the Scheduled Debt Payments. Unless otherwise agreed in writing by Lender, the pledge of the Defeasance Collateral shall be effectuated through the book-entry facilities of a qualified securities intermediary designated by Lender in conformity with all applicable laws; and

9.   The following new Section 44(j) must be inserted:

(j)   With respect to any partial Defeasance, Borrower shall execute and deliver to Lender all documents necessary to amend and restate the Note with two substitute notes: one note having a principal balance equal to the defeased portion of the Loan (the "Defeased Note") and one note having a principal balance equal to the undefeased portion of the Loan (the "Undefeased Note"). The Undefeased Note may be the subject of a further Defeasance in accordance with the terms of this Section 44. The term "Note," as used in this Section 44, refers to the Undefeased Note that is the subject of further Defeasance.

10.   The following new Section is added at the end of the Instrument after the last numbered Section, but there are no Sections between the last numbered Section and Section 68:

68.   PARTIAL DEFEASANCE. The Loan is cross-collateralized with certain other loans, subject to the terms of the Master Cross-Collateralization Agreement. The Master Cross-Collateralization Agreement provides that, under certain circumstances, a borrower named therein may obtain the release of the mortgage securing a particular loan, subject to (i) the prepayment or defeasance, as applicable, of the amount of the outstanding indebtedness under such loan, and (ii) on a pro-rata basis, the prepayment or defeasance, as applicable, of the indebtedness of the other loans remaining outstanding under the Master Cross-Collateralization Agreement in the total amount of the "Release Price" or "Defeasance Release Price" defined in the Master Cross-Collateralization Agreement. During the Defeasance Period, Borrower will have the right to partially defease the Loan in the amount of any part of a "Defeasance Release Price" allocated to the Loan subject to the provisions of Section 44.

11.   The following new Sections are added to the Instrument:

69.   CROSS COLLATERALIZATION. The Indebtedness and all other obligations of Borrower under the Loan Documents ("Borrower Obligations") are also secured pursuant to the terms of that certain Master Cross-Collateralization Agreement ("Master Cross-Collateralization Agreement") dated of even date herewith and executed by Lender and Borrower and the other borrowers named therein ("Other Borrowers"). Borrower hereby irrevocably mortgages, grants, conveys and assigns to Lender the Mortgaged Property, to secure to Lender payment of the Total Indebtedness (as defined in the Master Cross-Collateralization Agreement) in an aggregate principal amount of $156,295,000.00 (including the principal amount of the Indebtedness) and the performance of the covenants and agreements contained in each of the Other Borrowers' Loan Documents (as defined in the Master Cross-Collateralization Agreement), as well as to secure to Lender payment of the Indebtedness and performance of the covenants and agreements contained in the Loan Documents.

70.   CROSS DEFAULT. Any Event of Default under this Instrument shall constitute an Event of Default under the Master Cross-Collateralization Agreement and any Event of Default under the Master Cross-Collateralization Agreement shall constitute an Event of Default under this Instrument.

12. Section 33 is deleted in its entirety and replaced with the following:

(a) Until the Indebtedness is paid in full, each Borrower and SPE Equity Owner *[Note – all references to SPE Equity Owner are not applicable]* shall remain a Single Purpose Entity.

(b) A "**Single Purpose Entity**" means a corporation, limited partnership, or limited liability company which, at all times since its formation and thereafter:

(i) shall not engage in any business or activity, other than the ownership, operation and maintenance of the Mortgaged Property and activities incidental thereto **and those activities permitted under or necessary to comply with the Loan Documents and the Master Cross-Collateralization Agreement**;

(ii) shall not acquire, own, hold, lease, operate, manage, maintain, develop or improve any assets other than the Mortgaged Property and such Personalty as may be necessary for the operation of the Mortgaged Property and shall conduct and operate its business as presently conducted and operated;

(iii) shall preserve its existence as an entity duly organized, validly existing and in good standing (if applicable) under the laws of the jurisdiction of its formation or organization and shall do all things necessary to observe organizational formalities;

(iv) shall not merge or consolidate with any other Person;

(v) **except as otherwise permitted in the Loan Documents and to the fullest extent permitted by law**, shall not take any action to dissolve, wind-up, terminate or liquidate in whole or in part; to sell, transfer or otherwise dispose of all or substantially all of its assets; to change its legal structure; transfer or permit the direct or indirect transfer of any partnership, membership or other equity interests, as applicable, other than Transfers permitted hereunder; issue additional partnership, membership or other equity interests, as applicable; or seek to accomplish any of the foregoing;

(vi) shall not, without the prior unanimous written consent of all of the Borrower's partners, members, or shareholders, as applicable, and, if applicable, the prior unanimous written consent of one hundred percent (100%) of the members of the board of directors or of the board of managers of the Borrower or the SPE Equity Owner: (A) file any insolvency, or reorganization case or proceeding, to institute proceedings to have the Borrower or any SPE Equity Owner be adjudicated bankrupt or insolvent, (B) institute proceedings under any applicable insolvency law, (C) seek any relief under any law relating to relief from debts or the protection of debtors, (D) consent to the filing or institution of bankruptcy or insolvency proceedings against the Borrower or any SPE Equity Owner, (E) file a petition seeking, or consent to, reorganization or relief with respect to the Borrower or any SPE Equity Owner under any applicable federal or state law relating to bankruptcy or insolvency, (F) seek or consent to the appointment of a receiver, liquidator, assignee, trustee, sequestrator, custodian, or any similar official for the Borrower or a substantial part of its property or for any SPE Equity Owner or a substantial part of its property, (G) make any assignment for the benefit of creditors of the Borrower or any SPE Equity Owner, (H) admit in writing the Borrower's or any SPE Equity Owner's inability to pay its debts generally as they become due, or (I) take action in furtherance of any of the foregoing;

(vii) shall not amend or restate its organizational documents if such change would modify the requirements set forth in this Section 33;

(viii) shall not own any subsidiary or make any investment in, any other Person;

(ix) **except as set forth in the Loan Documents and the Master Cross-Collateralization Agreement** shall not commingle its assets with the assets of any other Person and shall hold all of its assets in its own name;

(x) shall not incur any debt, secured or unsecured, direct or contingent (including, without limitation, guaranteeing any obligation), other than, (A) the Indebtedness (and any further indebtedness as described in Section 43 with regard to Supplemental Mortgages) **and the Total Indebtedness under the Master Cross-Collateralization Agreement** and (B) customary unsecured trade payables incurred in the ordinary course of owning and operating the Mortgaged Property provided the same are not evidenced by a promissory note, do not exceed, in the aggregate, at any time a maximum amount of three percent (3%) of the original principal amount of the Indebtedness and are paid within sixty (60) days of the date incurred;

(xi) **except as set forth in the Loan Documents and the Master Cross-Collateralization Agreement,** shall maintain its records, books of account, bank accounts, financial statements, accounting records and other entity documents separate and apart from those of any other Person and shall not list its assets as assets on the financial statement of any other Person; provided, however, that the Borrower's assets may be included in a consolidated financial statement of its Affiliate provided that (A) appropriate notation shall be made on such consolidated financial statements to indicate the separateness of the Borrower from such Affiliate and to indicate that the Borrower's assets and credit are not available to satisfy the debts and other obligations of such Affiliate or any other Person and (B) such assets shall also be listed on the Borrower's own separate balance sheet;

(xii) except for capital contributions or capital distributions permitted under the terms and conditions of its organizational documents, shall only enter into any contract or agreement with any general partner, member, shareholder, principal or Affiliate of Borrower or any guarantor, or any general partner, member, principal or Affiliate thereof, upon terms and conditions that are commercially reasonable and substantially similar to those that would be available on an arm's-length basis with third parties;

(xiii)   except as set forth in the Loan Documents and the Master Cross-Collateralization Agreement, shall not maintain its assets in such a manner that will be costly or difficult to segregate, ascertain or identify its individual assets from those of any other Person;

(xiv)   except pursuant to the Master Cross-Collateralization Agreement, shall not assume or guaranty (excluding any guaranty that has been executed and delivered in connection with the Note) the debts or obligations of any other Person, hold itself out to be responsible for the debts of another Person, pledge its assets to secure the obligations of any other Person or otherwise pledge its assets for the benefit of any other Person, or hold out its credit as being available to satisfy the obligations of any other Person;

(xv)   shall not make or permit to remain outstanding any loans or advances to any other Person except for those investments permitted under the Loan Documents and shall not buy or hold evidence of indebtedness issued by any other Person (other than cash or investment-grade securities);

(xvi)   shall file its own tax returns separate from those of any other Person, except to the extent that the Borrower is treated as a "disregarded entity" for tax purposes and is not required to file tax returns under applicable law, and shall pay any taxes required to be paid under applicable law;

(xvii)   shall hold itself out to the public as a legal entity separate and distinct from any other Person and conduct its business solely in its own name, shall correct any known misunderstanding regarding its separate identity and shall not identify itself or any of its Affiliates as a division or department of any other Person; provided that Borrower may appear on consolidated financial statements with segmented reporting for NTS Holdings.

(xviii) shall maintain adequate capital for the normal obligations reasonably foreseeable in a business of its size and character and in light of its contemplated business operations and shall pay its debts and liabilities from its own assets as the same shall become due;

(xix)   shall allocate fairly and reasonably shared expenses with Affiliates (including, without limitation, shared office space);

(xx)   except pursuant to the Loan Documents and Master Cross-Collateralization Agreement shall pay (or cause the Property Manager to pay on behalf of the Borrower from the Borrower's funds) its own liabilities (including, without limitation, salaries of its own employees) from its own funds;

(xxi)   shall not acquire obligations or securities of its partners, members, shareholders, or Affiliates, as applicable;

(xxii)   except as contemplated or permitted by the property management agreement with respect to the Property Manager, shall not permit any Affiliate or constituent party independent access to its bank accounts, except pursuant to and in connection with the Loan Documents and Master Cross-Collateralization Agreement;

(xxiii) shall maintain, or require the property manager to maintain, a sufficient number of employees (if any) in light of its contemplated business operations and pay the salaries of its own employees, if any, only from its own funds;

(xxiv) if such entity is a single member limited liability company, such entity shall (A) be formed and organized under Delaware law, (B) have either (1) one springing member that is a corporation whose stock is 100% owned by the sole member of Borrower and that satisfies the requirements for a corporate springing member set forth below in this subsection or (2) two springing members who are natural persons and (C) otherwise comply with all Rating Agencies criteria for single member limited liability companies (including, without limitation, the delivery of Delaware single member limited liability company opinions acceptable in all respects to Lender and to the Rating Agencies). If the springing member is a corporation, such springing member shall at all times comply, and will cause Borrower to comply, with each of the representations, warranties and covenants contained in this Section 33 as if such representation, warranty or covenant were made directly by such corporation. If there is more than one springing member, only one springing member shall be the sole member of Borrower at any one time, and the second springing member shall become the sole member only upon the first springing member ceasing to be a member, so that at all times Borrower has one and only one member;

(xxv) if such entity is a single member limited liability company that is board-managed, such entity shall have a board of managers separate from that of guarantor and any other Person and shall cause its board of managers to keep minutes of board meetings and actions and observe all other Delaware limited liability company required formalities; and

(xxvi) if a SPE Equity Owner is required pursuant to Section 1(jjjj) of this Instrument, if the Borrower is (A) a limited liability company with more than one member, then the Borrower has and shall have at least one (1) member that is an SPE Equity Owner that has satisfied and shall satisfy the requirements of Section 33(c) below and such member is its managing member, or (B) a limited partnership, then all of its general partners are SPE Equity Owners that have satisfied and shall satisfy the requirements of Section 33(c) below.

(c) With respect to each SPE Equity Owner, if applicable, a "Single Purpose Entity" means a corporation or a Delaware single member limited liability company which, at all times since its formation and thereafter complies in its own right (subject to the modifications set forth below), and shall cause Borrower to comply, with each of the requirements contained in Section 33(b). Upon the withdrawal or the disassociation of an SPE Equity Owner from Borrower, Borrower shall immediately appoint a new SPE Equity Owner, whose organizational documents are substantially similar to those of the withdrawn or disassociated SPE Equity Owner, and deliver a new nonconsolidation opinion to the Rating Agencies and Lender in form and substance satisfactory to Lender and to the Rating Agencies (unless the opinion is waived by the Rating Agencies), with regard to nonconsolidation by a bankruptcy court of the assets of each of the Borrower and SPE Equity Owner with those of its Affiliates.

(i) With respect to Sections 33(b)(i) and 33(b)(x) the SPE Equity Owner shall not engage in any business or activity other than being the sole managing member or general partner, as the case may be, of the Borrower and owning at least a 0.5% equity interest in Borrower;

(ii) With respect to Section 33(b)(ii), the SPE Equity Owner has not and shall not acquire or own any assets other than its equity interest in the Borrower and personal property related thereto; and

(iii) With respect to Section 33(b)(viii), the SPE Equity Owner shall not own any subsidiary or make any investment in any other Person, except for Borrower;

(iv) With respect to Section 33(b)(xiv), the SPE Equity Owner shall not assume or guaranty the debts or obligations of any other Person, hold itself out to be responsible for the debts of another Person, pledge its assets to secure the obligations of any other Person or otherwise pledge its assets for the benefit of any other Person, or hold out its credit as being available to satisfy the obligations of any other Person, except for in its capacity as general partner of the Borrower (if applicable);

(v) With respect to Section 33(b)(x), the SPE Equity Owner has not and shall not incur any debt, secured or unsecured, direct or contingent (including, without limitation, guaranteeing any obligation), other than (A) customary unsecured payables incurred in the ordinary course of owning the Borrower provided the same are not evidenced by a promissory note, do not exceed, in the aggregate, at any time a maximum amount of $10,000 and are paid within sixty (60) days of the date incurred and (B) except in its capacity as general partner of the Borrower (if applicable).

(d) Notwithstanding anything to the contrary in this Instrument, no Transfer will be permitted under Sections 21(c), (d), (e) or (f) unless the provisions of this Section 33 are satisfied at all times, and any such Transfer shall be limited by the fact that the Indebtedness may not be assumed by any third party while the Master Cross-Collateralization Agreement remains in effect.

13. Section 11(b) is deleted in its entirety and replaced with the following:

"(b) convert any individual units currently used for residential purposes or common areas to commercial use,"

14. Section 14 is modified as follows:

In Section 14(c), "ninety (90) days" is replaced with "one hundred twenty (120) days".

In Section 14(d), revise subsections (i) and (ii) to read as follows:

(i)   prior to a Securitization, ~~and thereafter upon Lender's reasonable request,~~ a monthly Rent Schedule and a monthly statement of income and expenses for Borrower's operation of the Mortgaged Property; <u>following a Securitization, upon Lender's reasonable request but not more frequently than quarterly, a Rent Schedule and a statement of income and expenses for Borrower's operation of the Mortgaged Property;</u>

(ii)   prior to a Securitization, and thereafter upon Lender's reasonable request <u>(provided that following a Securitization Lender will not make such a request more frequently than quarterly)</u>, Borrower shall furnish to Lender a statement that identifies all owners of any interest in Borrower and any Controlling Entity and the interest held by each (unless Borrower or any Controlling Entity is a publicly-traded entity in which case such statement of ownership shall not be required), and if Borrower or a Controlling Entity is a corporation, all officers and directors of Borrower and the Controlling Entity, and if Borrower or a Controlling Entity is a limited liability company, all Managers who are not members;

In Section 14(g), the second sentence is deleted and replaced with the following:

If Borrower has not provided the required statements, schedules and reports within 10 Business Days following such Notice <u>(15 Business Days for any statements, schedules and reports required pursuant to Sections 14(b)(i), (ii), or (iii))</u>, then Lender shall have the right to have Borrower's books and records audited, at Borrower's expense, by independent certified public accountants selected by Lender in order to obtain such statements, schedules and reports, and all related costs and expenses of Lender shall become immediately due and payable and shall become an additional part of the Indebtedness as provided in Section 12.

In Section 14(h), "ninety (90) days" is replaced each time that it appears, with "one hundred twenty (120) days".

15.   Section 21(b) is revised to include a new clause (iv) as follows:

"(iv)   a sale or transfer of limited partnership interests in NTS Realty Holdings Limited Partnership ("NTS Holdings"), so long as the Controlling Interest in the managing general partner of NTS Holdings continues to be held by J.D. Nichols and/or Brian F. Lavin."

16.   The introductory provision of Section 21(c)(vii) is revised to read as follows:

"(vii)   <u>without limiting the provisions of Section 21(b)(iv),</u> any Transfer of an interest ~~in Borrower or any interest~~ in a Controlling Entity (which, if such Controlling Entity were Borrower, would result in an Event of Default) listed in (A) through (G) below (a "Preapproved Transfer"), under the terms and conditions listed as items (1) through (7) below;"

17.   Section 21(c)(vii)(G) is added as follows:

"(G)   a sale or transfer to employees of NTS Development Company or NTS Realty Capital, Inc., or to an entity in which NTS Holdings holds the Controlling Interest owned and controlled by the transferor or the transferor's immediate family members; or"

18. Section 21(c)(vii)(2) is revised to read as follows:

"(2) For the purposes of these Preapproved Transfers, a transferor's immediate family members will be deemed to include a spouse, parent, child (including by adoption) or grandchild (including by adoption) of such transferor."

19. Section 21(c)(vii)(3) is completed as follows:

"(3) Either directly or indirectly, J.D. Nichols and/or Brian F. Lavin shall retain at all times a managing interest in the Borrower."

II. EXTRA LARGE LOAN MODIFICATIONS.

1. Section 1 of this Instrument is modified as follows:

The definition of Collateral Agreement is deleted and replaced with the following:

"Collateral Agreement" means any separate agreement between Borrower and Lender for the purpose of establishing replacement reserves for the Mortgaged Property, establishing a fund to assure the completion of repairs or improvements specified in that agreement, or assuring reduction of the outstanding principal balance of the Indebtedness if the occupancy of or income from the Mortgaged Property does not increase to a level specified in that agreement, or any other agreement or agreements between Borrower and Lender which provide for the establishment of any other fund, reserve or account, including, without limitation, the Clearing Account Agreement and the Cash Management Agreement.

2. The following definitions shall be added to Section 1 of this Instrument:

"Cash Management Agreement" shall mean that certain cash management agreement of even date herewith among Borrower, Lender and Property Manager.

"Clearing Account Agreement-CME" shall mean that certain clearing account agreement of even date herewith among Borrower, Lender and Clearing Bank.

"Clearing Bank" shall be defined in the Clearing Account Agreement.

3. The first sentence in Section 19(c) of this Instrument is deleted and replaced with the following:

Borrower will maintain the insurance coverage described in this Section 19 with companies acceptable to Lender and with a claims paying ability of a minimum of any of the following (i) "A-" or its equivalent by Fitch, Inc., (ii) "A-" or its equivalent by Standard & Poor's Ratings Services, a division of The McGraw-Hill Companies, Inc. or (iii) "A3" or its equivalent by Moody's Investors Service, Inc. All insurers providing insurance required by this Instrument must be authorized to issue insurance in the Property Jurisdiction.

4. The following Section 45 is added as follows:

45. **SPLITTING THE NOTE.** Lender has the right from time to time to sever the Note into one or more separate promissory notes in such denominations as Lender determines in its sole discretion, which promissory notes may be included in separate sales or Securitizations undertaken by Lender. In conjunction with any such action, Lender may redefine the interest rate and amortization schedule; provided however: (a) if Lender redefines the interest rate, the weighted average of the interest rates contained in the severed promissory notes taken in the aggregate shall equal the Fixed Interest Rate (as defined in the Note), and (b) if Lender redefines the amortization schedule, the amortization of the severed promissory notes taken in the aggregate shall require no more amortization to be paid under the Loan than as required under this Instrument and the Note at the time such action was taken by Lender and such redefined amortization shall not result in a change in the amount of the monthly payment due under the Note. The Borrower shall only be required to make one payment under such separate promissory notes. Subject to the foregoing, each severed promissory note, and the Loan evidenced thereby, shall be upon all of the terms and provisions contained in this Instrument and the Loan Documents which continue in full force and effect, except that Lender may allocate specific collateral given for the Loan as security for performance of specific promissory notes, in each case with or without cross default provisions. Borrower, at Borrower's expense, agrees to cooperate with all reasonable requests of Lender to accomplish the foregoing, including, without limitation, execution and prompt delivery to Lender of a severance agreement and such other documents as Lender shall reasonable require. Borrower hereby appoints Lender its attorney-in-fact with full power of substitution (and which shall be deemed to be coupled with an interest and irrevocable until the Loan is paid and this Instrument is discharged of record, with Borrower hereby ratifying all that its said attorney shall do by virtue thereof) to make and execute all documents necessary or desirable to effect the aforesaid severance; provided however, Lender shall not make or execute any such documents under such power until ten (10) Business Days after written Notice has been given to Borrower by Lender of Lender's intent to exercise its rights under such power. Borrower's failure to deliver any of the documents requested by Lender hereunder for a period of ten (10) Business Days after such Notice by Lender shall, at lender's option, constitute an Event of Default hereunder.

5. Section 49 of this Instrument is deleted and replaced with the following:

49. **SALE OF NOTE AND SECURITIZATION.** At the request of the Lender and, to the extent not already required to be provided by Borrower under this Instrument, Borrower shall use reasonable efforts to satisfy the market standards to which the Lender customarily adheres or which may be reasonably required in the marketplace or by the Rating Agencies in connection with any Secondary Market Transaction of rated single or multi-class securities (the "Securities") secured by or evidencing ownership interests in the Note and this Instrument, including, without limitation, to:

(a)   (i) provide such financial and other information with respect to the Mortgaged Property, the Borrower and the Property Manager, (ii) perform or permit or cause to be performed or permitted such site inspection, appraisals, market studies, environmental reviews and reports (Phase I's and, if appropriate, Phase II's), engineering reports and other due diligence investigations of the Mortgaged Property, as may be reasonably requested by the Lender or the Rating Agencies or as may be necessary or appropriate in connection with the Secondary Market Transaction, and (iii) make such representations and warranties as of the closing date of the Secondary Market Transaction with respect to the Mortgaged Property, Borrower and the Loan Documents as are customarily provided in securitization transactions and as may be reasonably requested by the Lender or by the Rating Agencies and consistent with the facts covered by such representations and warranties as they exist on the date thereof, including the representations and warranties made in the Loan Documents (collectively, the "**Provided Information**"), together, if customary, with appropriate verification and/or consents of the Provided Information through letters of auditors or opinions of counsel of independent attorneys acceptable to the Lender and to the Rating Agencies;

(b)   at Borrower's expense, cause its counsel to render opinions, which may be relied upon by the Lender, the Rating Agencies and their respective counsel, agents and representatives, as to nonconsolidation, fraudulent conveyance, and true sale or any other opinion customary in securitization transactions with respect to the Mortgaged Property and Borrower and its Affiliates, which counsel and opinions shall be reasonably satisfactory to the Lender and to the Rating Agencies;

(c)   execute such amendments to the Loan Documents and organizational documents, establish and fund the Replacement Reserve Fund (as defined in the Replacement Reserve Agreement), if any, and any Repairs (as defined in the Repair Agreement), if any, as may be requested by the Lender or by the Rating Agencies or otherwise to effect the Secondary Market Transaction; provided, however, that the Borrower shall not be required to modify or amend any Loan Document if such modification or amendment would (i) change the interest rate, the stated maturity or the amortization of principal set forth in the Note, or (ii) modify or amend any other material economic term of the Loan;

(d)   pay all reasonable third party costs and expenses incurred by Lender in connection with Borrower's complying with requests made under this Section; and

(e)   in the event that the provisions of this Instrument or any of the other Loan Documents require the receipt of a Rating Confirmation with respect to the ratings on the Securities or if the terms of the transaction documents relating to a Secondary Market Transaction require a Rating Confirmation in order for the consent of the Lender to be given, pay all of the costs and expenses of the Lender, Loan Servicer and each of the Rating Agencies in connection with any required Rating Confirmation and, if applicable, any fees imposed by any Rating Agencies as a condition to the delivery of the Rating Confirmation.

III.   PROPERTY SPECIFIC.

1.   Section 7(a) is amended to delete the Imposition starting with "[Deferred] assessments..." and inserting the following:

"[Deferred]   assessments or other charges (that could become a lien on the Mortgaged Property), including without limitation all assessments payable under or pursuant to that certain Declaration and Grant of Easement dated September 28, 1990 by Lake Clearwater Development Co., Inc."

[Back Page -- Intentionally Left Blank]

Prepared by and after recording return to:

Michael Van Voorhis, Esquire
Troutman Sanders LLP
P.O. Box 1122
Richmond, Virginia 23218-1122

FHLMC Loan No. 534381278
Grove at Swift Creek

Tax Map ID/Tax Parcel Number:
722-693-5760

MULTIFAMILY DEED OF TRUST, ASSIGNMENT OF RENTS AND SECURITY AGREEMENT

(VIRGINIA – REVISION DATE 03-31-2008)

MULTIFAMILY DEED OF TRUST, ASSIGNMENT OF RENTS AND SECURITY AGREEMENT
(VIRGINIA – REVISION DATE 03-31-2008)

NOTE TO CLERK: This Deed of Trust is part of a $156,295,000.00 multi-state financing, which is secured by mortgages and deeds of trust on real estate both inside and outside of Virginia. The total value of the real estate in all jurisdictions is $175,521,000.00. Therefore, under Virginia Code Section 58.1-803(B), the recordation tax on this Deed of Trust shall be only upon such proportion of the total debt secured as the value of the property located in Virginia bears to the value of all property securing the entire debt. The value of the property located in Virginia is $20,725,800.00, which is 11.808% of the total value of all property securing the entire debt. Therefore, Virginia recording tax on this Deed of Trust should be based on $18,455,313.60, which is 11.808% of $156,295,000.00.

THIS MULTIFAMILY DEED OF TRUST, ASSIGNMENT OF RENTS AND SECURITY AGREEMENT (the "**Instrument**") is made to be effective as of the 16th day of December, 2009, by **NLP SWIFT CREEK, LLC**, a limited liability company organized and existing under the laws of Delaware, whose address is c/o NTS Development Company, 10172 Linn Station Road, Louisville, Kentucky 40223, as grantor ("**Borrower**"), to **MARK S. SHIEMBOB**, a resident of Richmond, Virginia, whose business address is c/o Troutman Sanders LLP, 1001 Haxall Point, Richmond, Virginia 23219, as trustee ("**Trustee**"), for the benefit of **HOLLIDAY FENOGLIO FOWLER, L.P.**, a limited partnership organized and existing under the laws of Texas, whose address is 9 Greenway Plaza, Suite 700, Houston (Harris County), Texas 77046, as beneficiary ("**Lender**"). Borrower's organizational identification number is 4739664.

Borrower, in consideration of the Indebtedness and the trust created by this Instrument, irrevocably grants, conveys and assigns to Trustee, in trust, with power of sale, the Mortgaged Property, including the Land located in Chesterfield County, Commonwealth of Virginia and described in Exhibit A attached to this Instrument.

TO SECURE TO LENDER the repayment of the Indebtedness evidenced by Borrower's Multifamily Note payable to Lender, dated as of the date of this Instrument, and maturing on January 1, 2020 (the "**Maturity Date**"), the principal amount of $16,845,000.00, and all renewals, extensions and modifications of the Indebtedness, and the performance of the covenants and agreements of Borrower contained in the Loan Documents.

Borrower represents and warrants that Borrower is lawfully seized of the Mortgaged Property, has the right, power and authority to grant, convey and assign the Mortgaged Property, and that the Mortgaged Property is unencumbered, except as shown on the schedule of exceptions to coverage in the title policy issued to and accepted by Lender contemporaneously with the execution and recordation of this Instrument and insuring Lender's interest in the Mortgaged Property (the "**Schedule of Title Exceptions**"). Borrower covenants that Borrower will warrant and defend generally the title to the Mortgaged Property against all claims and demands, subject to any easements and restrictions listed in the Schedule of Title Exceptions.

UNIFORM COVENANTS-CME
REVISION DATE 8-14-2009

Covenants. In consideration of the mutual promises set forth in this Instrument, Borrower and Lender covenant and agree as follows:

1. **DEFINITIONS.** The following terms, when used in this Instrument (including when used in the above recitals), shall have the following meanings:

(a) **"Affiliate"** of any Person means (i) any other Person which, directly or indirectly, is in Control of, is Controlled by or is under common Control with, such Person; (ii) any other Person who is a director or officer of (A) such Person, (B) any subsidiary of such Person, or (C) any Person described in clause (i) above; or (iii) any corporation, limited liability company or partnership which has as a director any Person described in subsection (ii) above.

(b) **"Approved Seller/Servicer"** is defined in Section 43(b).

(c) **"Assignment of Management Agreement"** means Assignment of Management Agreement and Subordination of Management Fee of even date herewith among Borrower, Lender and Property Manager, including all schedules, riders, allonges and addenda, as such Assignment of Management Agreement may be amended from time to time.

(d) **"Attorneys' Fees and Costs"** means (i) fees and out of pocket costs of Lender's and Loan Servicer's attorneys, as applicable, including costs of Lender's and Loan Servicer's in-house counsel, support staff costs, costs of preparing for litigation, computerized research, telephone and facsimile transmission expenses, mileage, deposition costs, postage, duplicating, process service, videotaping and similar costs and expenses; (ii) costs and fees of expert witnesses, including appraisers; (iii) investigatory fees; and (iv) the costs for any opinion required by Lender pursuant to the terms of the Loan Documents.

(e) **"Borrower"** means all entities identified as "Borrower" in the first paragraph of this Instrument, together with their successors and assigns.

(f) **"Business Day"** means any day other than a Saturday, a Sunday or any other day on which Lender or the national banking associations are not open for business.

(g) **"Claim"** is defined in Section 18(l).

(h) **"Collateral Agreement"** means any separate agreement between Borrower and Lender for the purpose of establishing replacement reserves for the Mortgaged Property, establishing a fund to assure the completion of repairs or improvements specified in that agreement, or assuring reduction of the outstanding principal balance of the Indebtedness if the occupancy of or income from the Mortgaged Property does not increase to a level specified in that agreement, or any other agreement or agreements between Borrower and Lender which provide for the establishment of any other fund, reserve or account.

(i) **"Condemnation"** is defined in Section 20(a).

(j) **"Control"** means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person whether through ownership of voting securities, beneficial interests, by contract or otherwise. The definition is to be construed to apply equally to variations of the word "Control," including "Controlled," "Controlling" or "Controlled by."

(k) **"Controlling Entity"** means an entity which, directly or indirectly through one or more intermediaries, (i) owns or Controls a general partnership interest or a Controlling Interest of the limited partnership interests in Borrower (if Borrower is a partnership), (ii) is a Manager of Borrower or owns a Controlling Interest in a manager of Borrower or a Controlling Interest of the ownership or membership interests in Borrower (if Borrower is a limited liability company), or (iii) owns or Controls a Controlling Interest of any class of voting stock of Borrower (if Borrower is a corporation). The SPE Equity Owner, if applicable, shall be considered a Controlling Entity for purposes of this definition.

(l) "**Controlling Interest**" means (i) 50 percent or more of the direct or indirect ownership interests in an entity, or (ii) a percentage ownership interest in an entity of less than 50 percent, if the owner(s) of that interest actually Control(s) the business and affairs of the entity without the requirement of consent of any other party.

(m) "**Cut-off Date**" is defined in the Note.

(n) "**Defeasance**" is defined in Section 44.

(o) "**Defeasance Closing Date**" is defined in Section 44(b).

(p) "**Defeasance Collateral**" means (i) a Freddie Mac Debt Security, (ii) a Fannie Mae Debt Security, (iii) U.S. Treasury Obligations, or (iv) FHLB Obligations.

(q) "**Defeasance Date**" means the second (2nd) anniversary of the "startup date" of the last REMIC within the meaning of Section 860G(a)(9) of the Tax Code which holds all or any portion of the Loan.

(r) "**Defeasance Fee**" is defined in Section 44(c).

(s) "**Defeasance Notice**" is defined in Section 44(b).

(t) "**Defeasance Period**" is defined in the Note.

(u) "**Disclosure Document**" is defined in Section 39.

(v) "**Eligible Account**" means an identifiable account which is separate from all other funds held by the holding institution that is either (i) an account or accounts maintained with the corporate trust department of a federal or state-chartered depository institution or trust company which complies with the definition of Eligible Institution or (ii) a segregated trust account or accounts maintained with the corporate trust department of a federal or state chartered depository institution or trust company acting in its fiduciary capacity which, in the case of a state chartered depository institution or trust company is subject to regulations substantially similar to 12 C.F.R. §9.10(b), having in either case a combined capital and surplus of at least $50,000,000 and subject to supervision or examination by federal and state authority. An Eligible Account will not be evidenced by a certificate of deposit, passbook or other instrument.

(w) "**Eligible Institution**" means a federal or state chartered depository institution or trust company insured by the Federal Deposit Insurance Corporation, the short term unsecured debt obligations or commercial paper of which are rated at least A-1 by Standard & Poor's Ratings Services, a division of The McGraw-Hill Companies, Inc., P-1 by Moody's Investors Service, Inc. and F-1 by Fitch, Inc. in the case of accounts in which funds are held for thirty (30) days or less or, in the case of letters of credit or accounts in which funds are held for more than thirty (30) days, the long term unsecured debt obligations of which are rated at least "A" by Fitch, Inc. and Standard & Poor's Ratings Services, a division of The McGraw-Hill Companies,

Inc., and "A2" by Moody's Investors Service, Inc. If at any time an Eligible Institution does not meet the required rating, the Loan Servicer must move the Eligible Account within thirty (30) days of such event to an appropriately rated Eligible Institution.

(x) "**Environmental Inspections**" is defined in Section 18(g).

(y) "**Environmental Permit**" means any permit, license, or other authorization issued under any Hazardous Materials Law with respect to any activities or businesses conducted on or in relation to the Mortgaged Property.

(z) "**ERISA**" is defined in Section 48(d).

(aa) "**Event of Default**" means the occurrence of any event listed in Section 22.

(bb) "**Fannie Mae Debt Security**" means any non-callable bond, debenture, note, or other similar debt obligation issued by Federal National Mortgage Association.

(cc) "**FHLB Obligations**" mean direct, non-callable and non-redeemable securities issued, or fully insured as to payment, by any consolidated bank that is a member of the Federal Home Loan Banks.

(dd) "**First Mortgage**" is defined in Section 43(b).

(ee) "**Fixtures**" means all property owned by Borrower which is so attached to the Land or the Improvements as to constitute a fixture under applicable law, including: machinery, equipment, engines, boilers, incinerators, installed building materials; systems and equipment for the purpose of supplying or distributing heating, cooling, electricity, gas, water, air, or light; antennas, cable, wiring and conduits used in connection with radio, television, security, fire prevention, or fire detection or otherwise used to carry electronic signals; telephone systems and equipment; elevators and related machinery and equipment; fire detection, prevention and extinguishing systems and apparatus; security and access control systems and apparatus; plumbing systems; water heaters, ranges, stoves, microwave ovens, refrigerators, dishwashers, garbage disposers, washers, dryers and other appliances; light fixtures, awnings, storm windows and storm doors; pictures, screens, blinds, shades. curtains and curtain rods; mirrors; cabinets, paneling, rugs and floor and wall coverings; fences, trees and plants; swimming pools; and exercise equipment.

(ff) "**Freddie Mac**" is defined in Section 43(a).

(gg) "**Freddie Mac Debt Security**" means any non-callable bond, debenture, note, or other similar debt obligation issued by Freddie Mac.

(hh) "**Governmental Authority**" means any board, commission, department or body of any municipal, county, state or federal governmental unit, or any subdivision of any of them, that has or acquires jurisdiction over the Mortgaged Property or the use, operation or improvement of the Mortgaged Property or over the Borrower.

(ii) "**Hazard Insurance**" is defined in Section 19.

(jj) "**Hazardous Materials**" means petroleum and petroleum products and compounds containing them, including gasoline, diesel fuel and oil; explosives; flammable materials; radioactive materials; polychlorinated biphenyls ("PCBs") and compounds containing them; lead and lead-based paint; asbestos or asbestos containing materials in any form that is or could become friable; underground or above-ground storage tanks, whether empty or containing any substance; any substance the presence of which on the Mortgaged Property is prohibited by any federal, state or local authority; any substance that requires special handling and any other material or substance now or in the future that (i) is defined as a "hazardous substance," "hazardous material," "hazardous waste," "toxic substance," "toxic pollutant," "contaminant," or "pollutant" by or within the meaning of any Hazardous Materials Law, or (ii) is regulated in any way by or within the meaning of any Hazardous Materials Law.

(kk) "Hazardous Materials Laws" means all federal, state, and local laws, ordinances and regulations and standards, rules, policies and other governmental requirements, administrative rulings and court judgments and decrees in effect now or in the future and including all amendments, that relate to Hazardous Materials or the protection of human health or the environment and apply to Borrower or to the Mortgaged Property. Hazardous Materials Laws include, but are not limited to, the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. Section 9601, et seq., the Resource Conservation and Recovery Act of 1976, 42 U.S.C. Section 6901, et seq., the Toxic Substance Control Act, 15 U.S.C. Section 2601, et seq., the Clean Water Act, 33 U.S.C. Section 1251, et seq., and the Hazardous Materials Transportation Act, 49 U.S.C. Section 5101, et seq., and their state analogs.

(ll) "Impositions" and "Imposition Deposits" are defined in Section 7(a).

(mm) "Improvements" means the buildings, structures, improvements, and alterations now constructed or at any time in the future constructed or placed upon the Land, including any future replacements and additions.

(nn) "Indebtedness" means the principal of, interest at the fixed or variable rate set forth in the Note on, and all other amounts due at any time under, the Note, this Instrument or any other Loan Document, including prepayment premiums, late charges, default interest, and advances as provided in Section 12 to protect the security of this Instrument.

(oo) "Indemnitees" is defined in Section 18(j).

(pp) "Initial Owners" means, with respect to Borrower or any other entity, the Persons that (i) on the date of the Note, or (ii) on the date of a Transfer to which Lender has consented, own in the aggregate 100 percent of the ownership interests in Borrower or that entity.

(qq) "Intercreditor Agreement" is defined in Section 43(b).

(rr) "Issuer Group" is defined in Section 47.

(ss) "Issuer Person" is defined in Section 47.

(tt) "Junior Lender" is defined in Section 43(e).

(uu) "Land" means the land described in Exhibit A.

(vv) "Leases" means all present and future leases, subleases, licenses, concessions or grants or other possessory interests now or hereafter in force, whether oral or written, covering or affecting the Mortgaged Property, or any portion of the Mortgaged Property (including proprietary leases or occupancy agreements if Borrower is a cooperative housing corporation), and all modifications, extensions or renewals.

(ww) "**Lender**" means the entity identified as "Lender" in the first paragraph of this Instrument, or any subsequent holder of the Note.

(xx) "**Lien**" is defined in Section 16.

(yy) "**Loan**" means the loan evidenced by the Note.

(zz) "**Loan Documents**" means the Note, this Instrument, the Assignment of Management Agreement, all guaranties, all indemnity agreements, all Collateral Agreements, O&M Programs, the MMP and any other documents now or in the future executed by Borrower, any guarantor or any other Person in connection with the Loan evidenced by the Note, as such documents may be amended from time to time.

(aaa) "**Loan Servicer**" means the entity that from time to time is designated by Lender or its designee to collect payments and deposits and receive Notices under the Note, this Instrument and any other Loan Document, and otherwise to service the Loan evidenced by the Note for the benefit of Lender. Unless Borrower receives Notice to the contrary, the Loan Servicer is the entity identified as "Lender" in the first paragraph of this Instrument.

(bbb) "**Lockout Period**" is defined in the Note.

(ccc) "**Manager**" or "**Managers**" means a Person who is named or designated as a manager or managing member or otherwise acts in the capacity of a manager or managing member of a limited liability company in a limited liability company agreement or similar instrument under which the limited liability company is formed or operated.

(ddd) "**Material Adverse Effect**" is defined in Section 48(f).

(eee) "**MMP**" means a moisture management plan to control water intrusion and prevent the development of Mold or moisture at the Mortgaged Property throughout the term of this Instrument. At a minimum, the MMP must contain a provision for (i) staff training, (ii) information to be provided to tenants, (iii) documentation of the plan, (iv) the appropriate protocol for incident response and remediation and (v) routine, scheduled inspections of common space and unit interiors.

(fff) "**Mold**" means mold, fungus, microbial contamination or pathogenic organisms.

(ggg) "**Mortgaged Property**" means all of Borrower's present and future right, title and interest in and to all of the following:

(i) the Land;

(ii) the Improvements;

(iii) the Fixtures;

(iv) the Personalty;

(v) all current and future rights, including air rights, development rights, zoning rights and other similar rights or interests, easements, tenements, rights of way, strips and gores of land, streets, alleys, roads, sewer rights, waters, watercourses, and appurtenances related to or benefiting the Land or the Improvements, or both, and all rights-of-way, streets, alleys and roads which may have been or may in the future be vacated;

(vi) all proceeds paid or to be paid by any insurer of the Land, the Improvements, the Fixtures, the Personalty or any other part of the Mortgaged Property, whether or not Borrower obtained the insurance pursuant to Lender's requirement;

(vii) all awards, payments and other compensation made or to be made by any municipal, state or federal authority with respect to the Land, the Improvements, the Fixtures, the Personalty or any other part of the Mortgaged Property, including any awards or settlements resulting from condemnation proceedings or the total or partial taking of the Land, the Improvements, the Fixtures, the Personalty or any other part of the Mortgaged Property under the power of eminent domain or otherwise and including any conveyance in lieu thereof;

(viii) all contracts, options and other agreements for the sale of the Land, the Improvements, the Fixtures, the Personalty or any other part of the Mortgaged Property entered into by Borrower now or in the future, including cash or securities deposited to secure performance by parties of their obligations;

(ix) all proceeds from the conversion, voluntary or involuntary, of any of the above into cash or liquidated claims, and the right to collect such proceeds;

(x) all Rents and Leases;

(xi) all earnings, royalties, accounts receivable, issues and profits from the Land, the Improvements or any other part of the Mortgaged Property, and all undisbursed proceeds of the Loan secured by this Instrument;

(xii) all Imposition Deposits;

(xiii) all refunds or rebates of Impositions by any municipal, state or federal authority or insurance company (other than refunds applicable to periods before the real property tax year in which this Instrument is dated);

(xiv) all tenant security deposits which have not been forfeited by any tenant under any Lease and any bond or other security in lieu of such deposits; and

(xv) all names under or by which any of the above Mortgaged Property may be operated or known, and all trademarks, trade names, and goodwill relating to any of the Mortgaged Property.

(hhh) "New Commercial Lease" is defined in Section 4(f).

(iii) "Note" means the Multifamily Note described on page 1 of this Instrument, including all schedules, riders, allonges and addenda, as such Multifamily Note may be amended from time to time.

(jjj) "Notice" is defined in Section 31(a).

(kkk) "O&M Program" is defined in Section 18(d).

(lll) "Person" means any natural person, sole proprietorship, corporation, general partnership, limited partnership, limited liability company, limited liability limited partnership, joint venture, association, joint stock company, bank, trust, estate, unincorporated organization, any federal, state, county or municipal government (or any agency or political subdivision thereof), endowment fund or any other form of entity.

(mmm)"Personalty" means all:

    (i)   accounts (including deposit accounts) of Borrower related to the Mortgaged Property;

    (ii)   equipment and inventory owned by Borrower, which are used now or in the future in connection with the ownership, management or operation of the Land or Improvements or are located on the Land or Improvements, including furniture, furnishings, machinery, building materials, goods, supplies, tools, books, records (whether in written or electronic form), and computer equipment (hardware and software);

    (iii)   other tangible personal property owned by Borrower which is used now or in the future in connection with the ownership, management or operation of the Land or Improvements or is located on the Land or in the Improvements, including ranges, stoves, microwave ovens, refrigerators, dishwashers, garbage disposers, washers, dryers and other appliances (other than Fixtures);

    (iv)   any operating agreements relating to the Land or the Improvements;

    (v)   any surveys, plans and specifications and contracts for architectural, engineering and construction services relating to the Land or the Improvements;

    (vi)   all other intangible property, general intangibles and rights relating to the operation of, or used in connection with, the Land or the Improvements, including all governmental permits relating to any activities on the Land and including subsidy or similar payments received from any sources, including a governmental authority; and

    (vii)   any rights of Borrower in or under letters of credit.

(nnn) "Pledge Agreement" is defined in Section 44(f).

(ooo) **"Preapproved Transfer"** is defined in Section 21(c).

(ppp) **"Prior Lien"** is defined in Section 12.

(qqq) **"Proceeding"** means, whether voluntary or involuntary, any case, proceeding or other action against Borrower or any SPE Equity Owner under any existing or future law of any jurisdiction relating to bankruptcy, insolvency, reorganization or relief of debtors.

(rrr) **"Prohibited Activities or Conditions"** is defined in Section 18(a).

(sss) **"Property Jurisdiction"** is defined in Section 30(a).

(ttt) **"Property Manager"** means NTS Development Company.

(uuu) **"Rating Agencies"** means Fitch, Inc.; Moody's Investors Service, Inc.; or Standard & Poor's Ratings Services, a division of The McGraw-Hill Companies, Inc., or any successor entity of the foregoing, or any other nationally recognized statistical rating organization.

(vvv) **"Rating Confirmation"** means a written confirmation from each of the Rating Agencies which has rated the Securitization which includes the Loan (unless otherwise agreed by Lender) or any portion thereof or interest therein, that an action shall not result in a downgrade, withdrawal or qualification of any securities issued in connection with the Securitization, unless such Rating Agency has elected to waive its right to issue a Rating Confirmation.

(www) **"Release Instruments"** is defined in Section 44(f).

(xxx) **"Remedial Work"** is defined in Section 18(h).

(yyy) **"Rent Schedule"** means a written schedule for the Mortgaged Property showing the name of each tenant, and for each tenant, the space occupied, the lease expiration date, the rent payable for the current month, the date through which rent has been paid, and any related information requested by Lender.

(zzz) **"Rents"** means all rents (whether from residential or non-residential space), revenues and other income of the Land or the Improvements, parking fees, laundry and vending machine income and fees and charges for food, health care and other services provided at the Mortgaged Property, whether now due, past due, or to become due, and deposits forfeited by tenants, and, if Borrower is a cooperative housing corporation or association, maintenance fees, charges or assessments payable by shareholders or residents under proprietary leases or occupancy agreements, whether now due, past due, or to become due.

(aaaa) **"Required DSCR"** is defined in Section 43(b).

(bbbb) **"Required LTV"** is defined in Section 43(b).

(cccc) **"Restoration"** is defined in Section 19(f).

(dddd) **"Scheduled Debt Payments"** is defined in Section 44(g).

(eeee) "**Secondary Market Transaction**" means (a) any sale or assignment of this Instrument, the Note and the other Loan Documents to one or more investors as a whole loan; (b) a participation of the Loan to one or more investors; (c) any deposit of this Instrument, the Note and the other Loan Documents with a trust or other entity which may sell certificates or other instruments to investors evidencing an ownership interest in the assets of such trust or other entity; or (d) any other sale, assignment or transfer of the Loan or any interest therein to one or more investors.

(ffff)   "**Securities Liabilities**" is defined in Section 47.

(gggg) "**Securitization**" means when the Note is assigned to a REMIC trust.

(hhhh) "**Servicing Arrangement**" is defined in Section 36(b).

(iiii)   "**Single Purpose Entity**" is defined in Section 33(b).

(jjjj)   "**SPE Equity Owner**" is NOT APPLICABLE-Borrower shall not be required to maintain an SPE Equity Owner in its organizational structure during the term of the Loan and all references to SPE Equity Owner in this Instrument and in the Note shall be of no force or effect.

(kkkk) "**Successor Borrower**" is defined in Section 44(h).

(llll)   "**Supplemental Mortgage**" is defined in Section 43(b).

(mmmm)   "**Supplemental Mortgage Product**" is defined in Section 43(a).

(nnnn) "**Tax Code**" means the Internal Revenue Code of the United States.

(oooo) "**Taxes**" means all taxes, assessments, vault rentals and other charges, if any, whether general, special or otherwise, including all assessments for schools, public betterments and general or local improvements, which are levied, assessed or imposed by any public authority or quasi-public authority, and which, if not paid, will become a lien on the Land or the Improvements.

(pppp) "**Third Party Information**" is defined in Section 47.

(qqqq) "**Transfer**" is defined in Section 21.

(rrrr) "**Transfer and Assumption Agreement**" is defined in Section 44(f).

(ssss) "**UCC Collateral**" is defined in Section 2.

(tttt)   "**Underwriter Group**" is defined in Section 47.

(uuuu) "**U.S. Treasury Obligations**" means direct, non-callable and non-redeemable securities issued, or fully insured as to payment, by the United States of America.

2.   UNIFORM COMMERCIAL CODE SECURITY AGREEMENT.

(a)   This Instrument is also a security agreement under the Uniform Commercial Code for any of the Mortgaged Property which, under applicable law, may be subjected to a security interest under the Uniform Commercial Code, whether such Mortgaged Property is owned now or acquired in the future, and all products and cash and non-cash proceeds thereof (collectively, "UCC Collateral"), and Borrower hereby grants to Lender a security interest in the UCC Collateral. Borrower hereby authorizes Lender to prepare and file financing statements, continuation statements and financing statement amendments in such form as Lender may require to perfect or continue the perfection of this security interest and Borrower agrees, if Lender so requests, to execute and deliver to Lender such financing statements, continuation statements and amendments. Borrower shall pay all filing costs and all costs and expenses of any record searches for financing statements and/or amendments that Lender may require. Without the prior written consent of Lender, Borrower shall not create or permit to exist any other lien or security interest in any of the UCC Collateral.

(b)   Unless Borrower gives Notice to Lender within 30 days after the occurrence of any of the following, and executes and delivers to Lender modifications or supplements of this Instrument (and any financing statement which may be filed in connection with this Instrument) as Lender may require, Borrower shall not (i) change its name, identity, structure or jurisdiction of organization; (ii) change the location of its place of business (or chief executive office if more than one place of business); or (iii) add to or change any location at which any of the Mortgaged Property is stored, held or located.

(c)   If an Event of Default has occurred and is continuing, Lender shall have the remedies of a secured party under the Uniform Commercial Code, in addition to all remedies provided by this Instrument or existing under applicable law. In exercising any remedies, Lender may exercise its remedies against the UCC Collateral separately or together, and in any order, without in any way affecting the availability of Lender's other remedies.

(d)   This Instrument constitutes a financing statement with respect to any part of the Mortgaged Property that is or may become a Fixture, if permitted by applicable law.

3.   ASSIGNMENT OF RENTS; APPOINTMENT OF RECEIVER; LENDER IN POSSESSION.

(a)   As part of the consideration for the Indebtedness, Borrower absolutely and unconditionally assigns and transfers to Lender all Rents. It is the intention of Borrower to establish a present, absolute and irrevocable transfer and assignment to Lender of all Rents and to authorize and empower Lender to collect and receive all Rents without the necessity of further action on the part of Borrower. Promptly upon request by Lender, Borrower agrees to execute and deliver such further assignments as Lender may from time to time require. Borrower and Lender intend this assignment of Rents to be immediately effective and to constitute an absolute present assignment and not an assignment for additional security only. For purposes of giving effect to this absolute assignment of Rents, and for no other purpose, Rents shall not be deemed to be a part of the Mortgaged Property. However, if this present, absolute and unconditional assignment of Rents is not enforceable by its terms under the laws of the Property Jurisdiction, then the Rents shall be included as a part of the Mortgaged Property and it is the intention of the Borrower that in this circumstance this Instrument create and perfect a lien on Rents in favor of Lender, which lien shall be effective as of the date of this Instrument.

(b)   After the occurrence of an Event of Default, Borrower authorizes Lender to collect, sue for and compromise Rents and directs each tenant of the Mortgaged Property to pay all Rents to, or as directed by, Lender. However, until the occurrence of an Event of Default, Lender hereby grants to Borrower a revocable license to collect and receive all Rents, to hold all

Rents in trust for the benefit of Lender and to apply all Rents to pay the installments of interest and principal then due and payable under the Note and the other amounts then due and payable under the other Loan Documents, including Imposition Deposits, and to pay the current costs and expenses of managing, operating and maintaining the Mortgaged Property, including utilities, Taxes and insurance premiums (to the extent not included in Imposition Deposits), tenant improvements and other capital expenditures. So long as no Event of Default has occurred and is continuing, the Rents remaining after application pursuant to the preceding sentence may be retained by Borrower free and clear of, and released from, Lender's rights with respect to Rents under this Instrument. From and after the occurrence of an Event of Default, and without the necessity of Lender entering upon and taking and maintaining control of the Mortgaged Property directly, or by a receiver, Borrower's license to collect Rents shall automatically terminate and Lender shall without Notice be entitled to all Rents as they become due and payable, including Rents then due and unpaid. Borrower shall pay to Lender upon demand all Rents to which Lender is entitled. At any time on or after the date of Lender's demand for Rents, (i) Lender may give, and Borrower hereby irrevocably authorizes Lender to give, notice to all tenants of the Mortgaged Property instructing them to pay all Rents to Lender, (ii) no tenant shall be obligated to inquire further as to the occurrence or continuance of an Event of Default, and (iii) no tenant shall be obligated to pay to Borrower any amounts which are actually paid to Lender in response to such a notice. Any such notice by Lender shall be delivered to each tenant personally, by mail or by delivering such demand to each rental unit. Borrower shall not interfere with and shall cooperate with Lender's collection of such Rents.

(c)   Borrower represents and warrants to Lender that Borrower has not executed any prior assignment of Rents (other than an assignment of Rents securing any prior indebtedness that is being assigned to Lender, or paid off and discharged with the proceeds of the Loan evidenced by the Note), that Borrower has not performed, and Borrower covenants and agrees that it will not perform, any acts and has not executed, and shall not execute, any instrument which would prevent Lender from exercising its rights under this Section 3, and that at the time of execution of this Instrument there has been no anticipation or prepayment of any Rents for more than two months prior to the due dates of such Rents. Borrower shall not collect or accept payment of any Rents more than two months prior to the due dates of such Rents.

(d)   If an Event of Default has occurred and is continuing, Lender may, regardless of the adequacy of Lender's security or the solvency of Borrower and even in the absence of waste, enter upon and take and maintain full control of the Mortgaged Property in order to perform all acts that Lender in its discretion determines to be necessary or desirable for the operation and maintenance of the Mortgaged Property, including the execution, cancellation or modification of Leases, the collection of all Rents, the making of repairs to the Mortgaged Property and the execution or termination of contracts providing for the management, operation or maintenance of the Mortgaged Property, for the purposes of enforcing the assignment of Rents pursuant to Section 3(a), protecting the Mortgaged Property or the security of this Instrument, or for such other purposes as Lender in its discretion may deem necessary or desirable. Alternatively, if an Event of Default has occurred and is continuing, regardless of the adequacy of Lender's security, without regard to Borrower's solvency and without the necessity of giving prior notice (oral or written) to Borrower, Lender may apply to any court having jurisdiction for the appointment of a receiver for the Mortgaged Property to take any or all of the actions set forth in the preceding sentence. If Lender elects to seek the appointment of a receiver for the Mortgaged Property at any time after an Event of Default has occurred and is continuing, Borrower, by its execution of this Instrument, expressly consents to the appointment of such receiver, including the appointment of a receiver ex parte if permitted by applicable law. If Borrower is a housing cooperative corporation or association, Borrower hereby agrees that if a receiver is appointed, the order appointing the receiver may contain a provision requiring the receiver to pay the installments of interest and principal then due and payable under the Note and the other amounts then due and payable under the other Loan Documents, including Imposition Deposits, it being acknowledged and agreed that the Indebtedness is an obligation of the Borrower and must be paid out of maintenance charges payable by the Borrower's tenant shareholders under their proprietary leases or occupancy agreements. Lender or the receiver, as the case may be, shall be entitled to receive a reasonable fee for managing the Mortgaged Property. Immediately upon appointment of a receiver or immediately upon the Lender's entering upon and taking possession and control of the Mortgaged Property, Borrower shall surrender possession of the Mortgaged Property to Lender or the receiver, as the case may be, and shall deliver to Lender or the receiver, as the case may be, all documents, records (including records on electronic or magnetic media), accounts, surveys, plans, and specifications relating to the Mortgaged Property and all security deposits and prepaid Rents. In the event Lender takes possession and control of the Mortgaged Property, Lender may exclude Borrower and its representatives from the Mortgaged Property. Borrower acknowledges and agrees that the exercise by Lender of any of the rights conferred under this Section 3 shall not be construed to make Lender a mortgagee-in-possession of the Mortgaged Property so long as Lender has not itself entered into actual possession of the Land and Improvements.

(e)   If Lender enters the Mortgaged Property, Lender shall be liable to account only to Borrower and only for those Rents actually received. Except to the extent of Lender's gross negligence or willful misconduct, Lender shall not be liable to Borrower, anyone claiming under or through Borrower or anyone having an interest in the Mortgaged Property, by reason of any act or omission of Lender under Section 3(d), and Borrower hereby releases and discharges Lender from any such liability to the fullest extent permitted by law.

(f)   If the Rents are not sufficient to meet the costs of taking control of and managing the Mortgaged Property and collecting the Rents, any funds expended by Lender for such purposes shall become an additional part of the Indebtedness as provided in Section 12.

(g)   Any entering upon and taking of control of the Mortgaged Property by Lender or the receiver, as the case may be, and any application of Rents as provided in this Instrument shall not cure or waive any Event of Default or invalidate any other right or remedy of Lender under applicable law or provided for in this Instrument.

4.   ASSIGNMENT OF LEASES; LEASES AFFECTING THE MORTGAGED PROPERTY.

(a)   As part of the consideration for the Indebtedness, Borrower absolutely and unconditionally assigns and transfers to Lender all of Borrower's right, title and interest in, to and under the Leases, including Borrower's right, power and authority to modify the terms of any such Lease, or extend or terminate any such Lease. It is the intention of Borrower to establish a present, absolute and irrevocable transfer and assignment to Lender of all of Borrower's right, title and interest in, to and under the Leases. Borrower and Lender intend this assignment of the Leases to be immediately effective and to constitute an absolute present assignment and not an assignment for additional security only. For purposes of giving effect to this absolute assignment of the Leases, and for no other purpose, the Leases shall not be deemed to be a part of the Mortgaged Property. However, if this present, absolute and unconditional assignment of the Leases is not enforceable by its terms under the laws of the Property Jurisdiction, then the Leases shall be included as a part of the Mortgaged Property and it is the intention of the Borrower that in this circumstance this Instrument create and perfect a lien on the Leases in favor of Lender, which lien shall be effective as of the date of this Instrument.

(b)   Until Lender gives Notice to Borrower of Lender's exercise of its rights under this Section 4, Borrower shall have all rights, power and authority granted to Borrower under any Lease (except as otherwise limited by this Section or any other provision of this Instrument), including the right, power and authority to modify the terms of any Lease or extend or terminate any Lease. Upon the occurrence of an Event of Default, the permission given to Borrower pursuant to the preceding sentence to exercise all rights, power and authority under Leases shall automatically terminate. Borrower shall comply with and observe Borrower's obligations under all Leases, including Borrower's obligations pertaining to the maintenance and disposition of tenant security deposits.

(c)   Borrower acknowledges and agrees that the exercise by Lender, either directly or by a receiver, of any of the rights conferred under this Section 4 shall not be construed to make Lender a mortgagee-in-possession of the Mortgaged Property so long as Lender has not itself entered into actual possession of the Land and the Improvements. The acceptance by Lender of the assignment of the Leases pursuant to Section 4(a) shall not at any time or in any event obligate Lender to take any action under this Instrument or to expend any money or to incur any expenses. Except to the extent of Lender's gross negligence or willful misconduct, Lender shall not be liable in any way for any injury or damage to person or property sustained by any Person or Persons in or about the Mortgaged Property. Prior to Lender's actual entry into and taking possession of the Mortgaged Property, Lender shall not (i) be obligated to perform any of the terms, covenants and conditions contained in any Lease (or otherwise have any obligation with respect to any Lease); (ii) be obligated to appear in or defend any action or proceeding relating to the Lease or the Mortgaged Property; or (iii) be responsible for the operation, control, care, management or repair of the Mortgaged Property or any portion of the Mortgaged Property. The execution of this Instrument by Borrower shall constitute conclusive evidence that all responsibility for the operation, control, care, management and repair of the Mortgaged Property is and shall be that of Borrower, prior to such actual entry and taking of possession.

(d)   Upon delivery of Notice by Lender to Borrower of Lender's exercise of Lender's rights under this Section 4 at any time after the occurrence of an Event of Default, and without the necessity of Lender entering upon and taking and maintaining control of the Mortgaged Property directly, by a receiver, or by any other manner or proceeding permitted by the laws of the Property Jurisdiction, Lender immediately shall have all rights, powers and authority granted to Borrower under any Lease, including the right, power and authority to modify the terms of any such Lease, or extend or terminate any such Lease.

(e)   Borrower shall, promptly upon Lender's request, deliver to Lender an executed copy of each residential Lease then in effect. All Leases for residential dwelling units shall be on forms approved by Lender, shall be for initial terms of at least six months and not more than two years, and shall not include options to purchase.

(f)   (i)   Except as set forth below, Borrower shall not enter into a Lease for any portion of the Mortgaged Property for non-residential use without the prior written consent of Lender.

(ii)   Borrower shall not modify the terms of, or extend or terminate, any Lease for non-residential use (including any Lease in existence on the date of this Instrument) without the prior written consent of Lender; provided, however, Lender's consent shall not be required for the modification or extension of a non-residential Lease if such modification or extension is on terms at least as favorable to Borrower as those customary at that time in the applicable market and the income from the extended or modified Lease will not be less than the income received from the Lease as of the date of this Instrument.

(iii)   Lender's consent shall not be required for Borrower to enter into a new Lease for space occupied as of the date of this Instrument for non-residential use ("New Commercial Lease"), provided that such New Commercial Lease satisfies the following requirements:

    (A)   the aggregate of the income derived from the space leased by the New Commercial Lease accounts for less than five percent (5%) of the gross income of the Mortgaged Property on the date of this Instrument;

    (B)   the tenant under the New Commercial Lease is not an Affiliate of the Borrower or any guarantor;

    (C)   terms of the New Commercial Lease are at least as favorable to Borrower as those customary on the date of this Instrument in the applicable market;

    (D)   the rents paid to the Borrower pursuant to the New Commercial Lease are greater than or equal to the rents paid to Borrower pursuant to the Lease for that portion of the Mortgaged Property that was in effect prior to the New Commercial Lease; and

    (E)   the New Commercial Lease must provide that the space may not be used or operated, in whole or in part, for any of the following: (1) the operation of a so-called "head shop" or other business devoted to the sale of articles or merchandise normally used or associated with illegal or unlawful activities such as, but not limited to, the sale of paraphernalia used in connection with marijuana or controlled drugs or substances, (2) a gun shop, shooting gallery or firearms range, (3) a so-called massage parlor or any business which sells, rents or permits the viewing of so-called "adult" or pornographic materials such as, but not limited to, adult magazines, books, movies, photographs, sexual aids, sexual articles and sex paraphernalia, (4) for the sale or distribution of any flammable liquids, gases or other Hazardous Materials as defined under this Instrument, (5) an off-track betting parlor or arcade, (6) a liquor store or other business whose primary business is the sale of alcoholic beverages for off-site consumption, (7) a burlesque or strip club, or (8) any other illegal activity.

(iv)   Borrower shall, without request by Lender, deliver a fully executed copy of each non-residential Lease to Lender promptly after such Lease is signed.

(v) All non-residential Leases, regardless of whether Lender's consent or approval is required, including renewals or extensions of existing Leases, shall specifically provide that (A) such Leases are subordinate to the lien of this Instrument; (B) the tenant shall attorn to Lender and any purchaser at a foreclosure sale, such attornment to be self-executing and effective upon acquisition of title to the Mortgaged Property by any purchaser at a foreclosure sale or by Lender in any manner; (C) the tenant agrees to execute such further evidences of attornment as Lender or any purchaser at a foreclosure sale may from time to time request; (D) the Lease shall not be terminated by foreclosure or any other transfer of the Mortgaged Property; (E) after a foreclosure sale of the Mortgaged Property, Lender or any other purchaser at such foreclosure sale may, at Lender's or such purchaser's option, accept or terminate such Lease; and (F) upon receipt of a written request from Lender following the occurrence of an Event of Default, pay all Rents payable under the Lease to Lender.

(g) Borrower shall not receive or accept Rent under any Lease (whether residential or non-residential) for more than two months in advance.

(h) If Borrower is a cooperative housing corporation or association, notwithstanding anything to the contrary contained in this subsection or in Section 21, so long as Borrower remains a cooperative housing corporation or association and is not in breach of any covenant of this Instrument, Lender hereby consents to:

(i) the execution of leases of apartments for a term in excess of two years from Borrower to a tenant shareholder of Borrower, so long as such leases, including proprietary leases, are and will remain subordinate to the lien of this Instrument; and

(ii) the surrender or termination of such leases of apartments where the surrendered or terminated lease is immediately replaced or where the Borrower makes its best efforts to secure such immediate replacement by a newly executed lease of the same apartment to a tenant shareholder of the Borrower. However, no consent is hereby given by Lender to any execution, surrender, termination or assignment of a lease under terms that would waive or reduce the obligation of the resulting tenant shareholder under such lease to pay cooperative assessments in full when due or the obligation of the former tenant shareholder to pay any unpaid portion of such assessments.

5. **PAYMENT OF INDEBTEDNESS; PERFORMANCE UNDER LOAN DOCUMENTS; PREPAYMENT PREMIUM.** Borrower shall pay the Indebtedness when due in accordance with the terms of the Note and the other Loan Documents and shall perform, observe and comply with all other provisions of the Note and the other Loan Documents. Borrower shall pay a prepayment premium in connection with certain prepayments of the Indebtedness, including a payment made after Lender's exercise of any right of acceleration of the Indebtedness, as provided in the Note.

6. **EXCULPATION.** Borrower's personal liability for payment of the Indebtedness and for performance of the other obligations to be performed by it under this Instrument is limited in the manner, and to the extent, provided in the Note.

7. DEPOSITS FOR TAXES, INSURANCE AND OTHER CHARGES.

(a)   Unless this requirement is waived in writing by Lender, which waiver may be contained in this Section 7(a), Borrower shall deposit with Lender on the day monthly installments of principal or interest, or both, are due under the Note (or on another day designated in writing by Lender), until the Indebtedness is paid in full, an additional amount sufficient to accumulate with Lender the entire sum required to pay, when due, the items marked "Collect" below. Lender will not require the Borrower to make Imposition Deposits with respect to the items marked "Deferred" below.

[Deferred]	Hazard Insurance premiums or other insurance premiums required by Lender under Section 19,
[Collect]	Taxes,
[Deferred]	water and sewer charges (that could become a lien on the Mortgaged Property),
[N/A]	ground rents,
[Deferred]	assessments or other charges (that could become a lien on the Mortgaged Property)

The amounts deposited under the preceding sentence are collectively referred to in this Instrument as the "**Imposition Deposits**." The obligations of Borrower for which the Imposition Deposits are required are collectively referred to in this Instrument as "**Impositions**." The amount of the Imposition Deposits shall be sufficient to enable Lender to pay each Imposition before the last date upon which such payment may be made without any penalty or interest charge being added. Lender shall maintain records indicating how much of the monthly Imposition Deposits and how much of the aggregate Imposition Deposits held by Lender are held for the purpose of paying Taxes, insurance premiums and each other Imposition.

(b)   Imposition Deposits shall be deposited in an Eligible Account at an Eligible Institution (which may be Lender, if Lender is such an institution) or invested in "permitted investments" as then defined and required by the Rating Agencies. Lender shall not be obligated to open additional accounts or deposit Imposition Deposits in additional institutions when the amount of the Imposition Deposits exceeds the maximum amount of the federal deposit insurance or guaranty. Lender shall apply the Imposition Deposits to pay Impositions so long as no Event of Default has occurred and is continuing. Unless applicable law requires, Lender shall not be required to pay Borrower any interest, earnings or profits on the Imposition Deposits. As additional security for all of Borrower's obligations under this Instrument and the other Loan Documents, Borrower hereby pledges and grants to Lender a security interest in the Imposition Deposits and all proceeds of, and all interest and dividends on, the Imposition Deposits. Any amounts deposited with Lender under this Section 7 shall not be trust funds, nor shall they operate to reduce the Indebtedness, unless applied by Lender for that purpose under Section 7(e).

(c)   If Lender receives a bill or invoice for an Imposition, Lender shall pay the Imposition from the Imposition Deposits held by Lender. Lender shall have no obligation to pay any Imposition to the extent it exceeds Imposition Deposits then held by Lender. Lender may pay an Imposition according to any bill, statement or estimate from the appropriate public office or insurance company without inquiring into the accuracy of the bill, statement or estimate or into the validity of the Imposition.

(d)   If at any time the amount of the Imposition Deposits held by Lender for payment of a specific Imposition exceeds the amount reasonably deemed necessary by Lender, the excess shall be credited against future installments of Imposition Deposits. If at any time the amount of the Imposition Deposits held by Lender for payment of a specific Imposition is less than the amount reasonably estimated by Lender to be necessary, Borrower shall pay to Lender the amount of the deficiency within 15 days after Notice from Lender.

(e)   If an Event of Default has occurred and is continuing, Lender may apply any Imposition Deposits, in any amounts and in any order as Lender determines, in Lender's discretion, to pay any Impositions or as a credit against the Indebtedness. Upon payment in full of the Indebtedness, Lender shall refund to Borrower any Imposition Deposits held by Lender.

(f)   If Lender does not collect an Imposition Deposit with respect to an Imposition either marked "Deferred" in Section 7(a) or pursuant to a separate written waiver by Lender, then on or before the date each such Imposition is due, or on the date this Instrument requires each such Imposition to be paid, Borrower must provide Lender with proof of payment of each such Imposition for which Lender does not require collection of Imposition Deposits. Lender may revoke its deferral or waiver and require Borrower to deposit with Lender any or all of the Imposition Deposits listed in Section 7(a), regardless of whether any such item is marked "Deferred" in such section, upon Notice to Borrower, (i) if Borrower does not timely pay any of the Impositions, (ii) if Borrower fails to provide timely proof to Lender of such payment, or (iii) at any time during the existence of an Event of Default.

(g)   In the event of a Transfer prohibited by or requiring Lender's approval under Section 21, Lender's waiver of the collection of any Imposition Deposit in this Section 7 may be modified or rendered void by Lender at Lender's option by Notice to Borrower and the transferee(s) as a condition of Lender's approval of such Transfer.

8.   **COLLATERAL AGREEMENTS.** Borrower shall deposit with Lender such amounts as may be required by any Collateral Agreement and shall perform all other obligations of Borrower under each Collateral Agreement.

9.   **APPLICATION OF PAYMENTS.** If at any time Lender receives, from Borrower or otherwise, any amount applicable to the Indebtedness which is less than all amounts due and payable at such time, then Lender may apply that payment to amounts then due and payable in any manner and in any order determined by Lender, in Lender's discretion. Neither Lender's acceptance of an amount that is less than all amounts then due and payable nor Lender's application of such payment in the manner authorized shall constitute or be deemed to constitute either a waiver of the unpaid amounts or an accord and satisfaction. Notwithstanding the application of any such amount to the Indebtedness, Borrower's obligations under this Instrument and the Note shall remain unchanged.

10.   **COMPLIANCE WITH LAWS AND ORGANIZATIONAL DOCUMENTS.**

(a)   Borrower shall comply with all laws, ordinances, regulations and requirements of any Governmental Authority and all recorded lawful covenants and agreements relating to or affecting the Mortgaged Property, including all laws, ordinances, regulations, requirements and covenants pertaining to health and safety, construction of improvements on the Mortgaged Property, fair housing, disability accommodation, zoning and land use, and Leases. Borrower also shall comply with all applicable laws that pertain to the maintenance and disposition of tenant security deposits.

(b)   Borrower shall at all times maintain records sufficient to demonstrate compliance with the provisions of this Section 10.

(c)   Borrower shall take appropriate measures to prevent, and shall not engage in or knowingly permit, any illegal activities at the Mortgaged Property that could endanger tenants or visitors, result in damage to the Mortgaged Property, result in forfeiture of the Mortgaged Property, or otherwise materially impair the lien created by this Instrument or Lender's interest in the Mortgaged Property. Borrower represents and warrants to Lender that no portion of the Mortgaged Property has been or will be purchased with the proceeds of any illegal activity.

(d)   Borrower shall at all times comply with all laws, regulations and requirements of any Governmental Authority relating to Borrower's formation, continued existence and good standing in the Property Jurisdiction. Borrower shall at all times comply with its organizational documents, including but not limited to its partnership agreement (if Borrower is a partnership), its by-laws (if Borrower is a corporation or housing cooperative corporation or association) or its operating agreement (if Borrower is an limited liability company or tenancy-in-common). If Borrower is a housing cooperative corporation or association, Borrower shall at all times maintain its status as a "cooperative housing corporation" as such term is defined in Section 216(b) of the Internal revenue Code of 1986, as amended, or any successor statute thereto.

(e)   Borrower represents and warrants that Borrower, any commercial tenant of the Mortgaged Property and/or any operator of the Mortgaged Property were in possession of all material licenses, permits and authorizations required for use of the Mortgaged Property which were valid and in full force and effect as of the date of this Instrument. Borrower warrants that it, any commercial tenant of the Mortgaged Property and/or any operator of the Mortgaged Property shall remain in material compliance with all material licenses, permits and other legal requirements necessary and required to conduct its business.

11.   USE OF PROPERTY. Unless required by applicable law, Borrower shall not (a) allow changes in the use for which all or any part of the Mortgaged Property is being used at the time this Instrument was executed, except for any change in use approved by Lender, (b) convert any individual dwelling units or common areas to commercial use, (c) initiate a change in the zoning classification of the Mortgaged Property or acquiesce without Notice to and consent of Lender in a change in the zoning classification of the Mortgaged Property, (d) establish any condominium or cooperative regime with respect to the Mortgaged Property, (e) combine all or any part of the Mortgaged Property with all or any part of a tax parcel which is not part of the Mortgaged Property, or (f) subdivide or otherwise split any tax parcel constituting all or any part of the Mortgaged Property without the prior consent of Lender. The Mortgaged Property (x) permits ingress and egress, (y) is served by public utilities and services generally available in the surrounding community or otherwise appropriate for the use in which the Mortgaged Property is currently being utilized, and (z) constitutes one or more separate tax parcels or the Lender's title policy contains one or more endorsements with respect to the matters described in (x) or (z). Notwithstanding anything contained in this Section to the contrary, if Borrower is a housing cooperative corporation or association, Lender acknowledges and consents to Borrower's use of the Mortgaged Property as a housing cooperative.

12.   PROTECTION OF LENDER'S SECURITY; INSTRUMENT SECURES FUTURE ADVANCES.

(a)   If Borrower fails to perform any of its obligations under this Instrument or any other Loan Document, or if any action or proceeding is commenced which purports to affect the

Mortgaged Property, Lender's security or Lender's rights under this Instrument, including eminent domain, insolvency, code enforcement, civil or criminal forfeiture, enforcement of Hazardous Materials Laws, fraudulent conveyance or reorganizations or proceedings involving a bankrupt or decedent, then Lender at Lender's option may make such appearances, file such documents, disburse such sums and take such actions as Lender reasonably deems necessary to perform such obligations of Borrower and to protect Lender's interest, including (i) payment of Attorneys' Fees and Costs, (ii) payment of fees and out-of-pocket expenses of accountants, inspectors and consultants, (iii) entry upon the Mortgaged Property to make repairs or secure the Mortgaged Property, (iv) procurement of the insurance required by Section 19, (v) payment of amounts which Borrower has failed to pay under Sections 15 and 17, and (vi) advances made by Lender to pay, satisfy or discharge any obligation of Borrower for the payment of money that is secured by a pre-existing mortgage, deed of trust or other lien encumbering the Mortgaged Property (a "Prior Lien").

(b)   Any amounts disbursed by Lender under this Section 12, or under any other provision of this Instrument that treats such disbursement as being made under this Section 12, shall be secured by this Instrument, shall be added to, and become part of, the principal component of the Indebtedness, shall be immediately due and payable and shall bear interest from the date of disbursement until paid at the "Default Rate," as defined in the Note.

(c)   Nothing in this Section 12 shall require Lender to incur any expense or take any action.

13.   INSPECTION.

(a)   Lender, its agents, representatives, and designees may make or cause to be made entries upon and inspections of the Mortgaged Property (including environmental inspections and tests) during normal business hours, or at any other reasonable time, upon reasonable notice to Borrower if the inspection is to include occupied residential units (which notice need not be in writing). Notice to Borrower shall not be required in the case of an emergency, as determined in Lender's discretion, or when an Event of Default has occurred and is continuing.

(b)   If Lender determines that Mold has developed as a result of a water intrusion event or leak, Lender, at Lender's discretion, may require that a professional inspector inspect the Mortgaged Property as frequently as Lender determines is necessary until any issue with Mold and its cause(s) are resolved to Lender's satisfaction. Such inspection shall be limited to a visual and olfactory inspection of the area that has experienced the Mold, water intrusion event or leak. Borrower shall be responsible for the cost of such professional inspection and any remediation deemed to be necessary as a result of the professional inspection. After any issue with Mold, water intrusion or leaks is remedied to Lender's satisfaction, Lender shall not require a professional inspection any more frequently than once every three years unless Lender is otherwise aware of Mold as a result of a subsequent water intrusion event or leak.

(c)   If Lender or Loan Servicer determines not to conduct an annual inspection of the Mortgaged Property, and in lieu thereof Lender requests a certification, Borrower shall be prepared to provide and must actually provide to Lender a factually correct certification each year that the annual inspection is waived to the following effect:

> Borrower has not received any written complaint, notice, letter or other written communication from tenants, management agent or governmental authorities

regarding mold, fungus, microbial contamination or pathogenic organisms ("Mold") or any activity, condition, event or omission that causes or facilitates the growth of Mold on or in any part of the Mortgaged Property or if Borrower has received any such written complaint, notice, letter or other written communication that Borrower has investigated and determined that no Mold activity, condition or event exists or alternatively has fully and properly remediated such activity, condition, event or omission in compliance with the Moisture Management Plan for the Mortgaged Property.

If Borrower is unwilling or unable to provide such certification, Lender may require a professional inspection of the Mortgaged Property at Borrower's expense.

14. BOOKS AND RECORDS; FINANCIAL REPORTING.

(a) Borrower shall keep and maintain at all times at the Mortgaged Property or the management agent's office, and upon Lender's request shall make available at the Mortgaged Property (or, at Borrower's option, at the management agent's office), complete and accurate books of account and records (including copies of supporting bills and invoices) adequate to reflect correctly the operation of the Mortgaged Property, in accordance with GAAP consistently applied (or such other method which is reasonably acceptable to Lender), and copies of all written contracts, Leases, and other instruments which affect the Mortgaged Property. The books, records, contracts, Leases and other instruments shall be subject to examination and inspection by Lender at any reasonable time.

(b) Borrower shall furnish to Lender each of the following:

    (i) if, in connection with this Loan, the Borrower purchased the Mortgaged Property, a statement of income and expenses for Borrower's operation of the Mortgaged Property from the origination date to the end of the first full calendar quarter following such origination date, such statement to be provided within twenty-five (25) days after the end of such quarter; or

    (ii) for all other cases (for example, a refinance of a loan, a purchase of partnership or other interests, or new debt being placed on the Mortgaged Property), a statement of income and expenses for Borrower's operation of the Mortgaged Property for the trailing six (6) months, such statement to be provided within twenty-five (25) days after the end of such quarter.

    (iii) after Borrower has furnished such statements required by Section 14(b)(i) or (ii) above, within twenty-five (25) days after the end of each subsequent calendar quarter of Borrower,

        (A) a Rent Schedule; and

        (B) a statement of income and expenses for Borrower's operation of the Mortgaged Property for that calendar quarter;

(c)   Within ninety (90) days after the end of each fiscal year of Borrower, Borrower shall furnish to Lender each of the following:

(i)   an annual statement of income and expenses for Borrower's operation of the Mortgaged Property for that fiscal year;

(ii)   a statement of changes in financial position of Borrower relating to the Mortgaged Property for that fiscal year;

(iii)   a balance sheet showing all assets and liabilities of Borrower relating to the Mortgaged Property as of the end of that fiscal year and a profit and loss statement for Borrower; and

(iv)   an accounting of all security deposits held pursuant to all Leases, including the name of the institution (if any) and the names and identification numbers of the accounts (if any) in which such security deposits are held and the name of the person to contact at such financial institution, along with any authority or release necessary for Lender to access information regarding such accounts.

(d)   Borrower shall furnish to Lender each of the following:

(i)   prior to a Securitization, and thereafter upon Lender's reasonable request, a monthly Rent Schedule and a monthly statement of income and expenses for Borrower's operation of the Mortgaged Property;

(ii)   prior to a Securitization, and thereafter upon Lender's reasonable request, Borrower shall furnish to Lender a statement that identifies all owners of any interest in Borrower and any Controlling Entity and the interest held by each (unless Borrower or any Controlling Entity is a publicly-traded entity in which case such statement of ownership shall not be required), and if Borrower or a Controlling Entity is a corporation, all officers and directors of Borrower and the Controlling Entity, and if Borrower or a Controlling Entity is a limited liability company, all Managers who are not members;

(iii)   copies of all tax returns filed by Borrower, within thirty (30) days after the date of filing; and

(iv)   such other financial information or property management information (including, without limitation, information on tenants under Leases to the extent such information is available to Borrower, copies of bank account statements from financial institutions where funds owned or controlled by Borrower are maintained, and an accounting of security deposits) as may be required by Lender from time to time.

(e)   At any time upon Lender's request, Borrower shall furnish to Lender a monthly property management report for the Mortgaged Property, showing the number of inquiries made and rental applications received from tenants or prospective tenants and deposits received from tenants and any other information requested by Lender. However, Lender shall not require the foregoing more frequently than quarterly except when there has been an Event of Default and such Event of Default is continuing, in which case Lender may require Borrower to furnish the foregoing more frequently.

(f)   A natural person having authority to bind Borrower (or the SPE Equity Owner or guarantor, as applicable) shall certify each of the statements, schedules and reports required by Sections 14(b) through 14(e) and 14(h) to be complete and accurate. Each of the statements, schedules and reports required by Sections 14(b) through 14(e) and 14(h) shall be in such form and contain such detail as Lender may reasonably require. Lender also may require that any of the statements, schedules or reports listed in Section 14(b) through 14(c) and Section 14(d)(i) and (iv) be audited at Borrower's expense by independent certified public accountants acceptable to Lender, at any time when an Event of Default has occurred and is continuing or at any time that Lender, in its reasonable judgment, determines that audited financial statements are required for an accurate assessment of the financial condition of Borrower or of the Mortgaged Property.

(g)   If Borrower fails to provide in a timely manner the statements, schedules and reports required by Sections 14(b) through 14(e) and 14(h), Lender shall give Borrower Notice specifying the statements, schedules and reports required by Section 14(b) through 14(e) and 14(h) that Borrower has failed to provide. If Borrower has not provided the required statements, schedules and reports within 10 Business Days following such Notice, then Lender shall have the right to have Borrower's books and records audited, at Borrower's expense, by independent certified public accountants selected by Lender in order to obtain such statements, schedules and reports, and all related costs and expenses of Lender shall become immediately due and payable and shall become an additional part of the Indebtedness as provided in Section 12. Notice to Borrower shall not be required in the case of an emergency, as determined in Lender's discretion, or when an Event of Default has occurred and is continuing.

(h)   Borrower shall cause each guarantor and, at Lender's request, any SPE Equity Owner, to provide to Lender (i) within ninety (90) days after the close of such party's fiscal year, such party's balance sheet and profit and loss statement (or if such party is a natural person, within ninety (90) days after the close of each calendar year, such party's personal financial statements) in form reasonably satisfactory to Lender and certified by such party to be accurate and complete; and (ii) such additional financial information (including, without limitation, copies of state and federal tax returns with respect to any SPE Equity Owner but Lender shall only require copies of such tax returns with respect to each guarantor if an Event of Default has occurred and is continuing) as Lender may reasonably require from time to time and in such detail as reasonably required by Lender.

(i)   If an Event of Default has occurred and is continuing, Borrower shall deliver to Lender upon written demand all books and records relating to the Mortgaged Property or its operation.

(j)   Borrower authorizes Lender to obtain a credit report on Borrower at any time.

15.   **TAXES; OPERATING EXPENSES.**

(a)   Subject to the provisions of Section 15(c) and Section 15(d), Borrower shall pay, or cause to be paid, all Taxes when due and before the addition of any interest, fine, penalty or cost for nonpayment.

(b)   Subject to the provisions of Section 15(c), Borrower shall (i) pay the expenses of operating, managing, maintaining and repairing the Mortgaged Property (including utilities, repairs and replacements) before the last date upon which each such payment may be made without any penalty or interest charge being added, and (ii) pay insurance premiums at least 30 days prior to the expiration date of each policy of insurance, unless applicable law specifies some lesser period.

(c)   If Lender is collecting Imposition Deposits, to the extent that Lender holds sufficient Imposition Deposits for the purpose of paying a specific Imposition, then Borrower shall not be obligated to pay such Imposition, so long as no Event of Default exists and Borrower has timely delivered to Lender any bills or premium notices that it has received. If an Event of Default exists, Lender may exercise any rights Lender may have with respect to Imposition Deposits without regard to whether Impositions are then due and payable. Lender shall have no liability to Borrower for failing to pay any Impositions to the extent that (i) any Event of Default has occurred and is continuing, (ii) insufficient Imposition Deposits are held by Lender at the time an Imposition becomes due and payable or (iii) Borrower has failed to provide Lender with bills and premium notices as provided above.

(d)   Borrower, at its own expense, may contest by appropriate legal proceedings, conducted diligently and in good faith, the amount or validity of any Imposition other than insurance premiums, if (i) Borrower notifies Lender of the commencement or expected commencement of such proceedings, (ii) the Mortgaged Property is not in danger of being sold or forfeited, (iii) if Borrower has not already paid the Imposition, Borrower deposits with Lender reserves sufficient to pay the contested Imposition, if requested by Lender, and (iv) Borrower furnishes whatever additional security is required in the proceedings or is reasonably requested by Lender.

(e)   Borrower shall promptly deliver to Lender a copy of all notices of, and invoices for, Impositions, and if Borrower pays any Imposition directly, Borrower shall furnish to Lender, on or before the date this Instrument requires such Impositions to be paid, receipts evidencing that such payments were made.

16.   LIENS; ENCUMBRANCES.   Borrower acknowledges that, to the extent provided in Section 21, the grant, creation or existence of any mortgage, deed of trust, deed to secure debt, security interest or other lien or encumbrance (a "Lien") on the Mortgaged Property (other than the lien of this Instrument) or on certain ownership interests in Borrower, whether voluntary, involuntary or by operation of law, and whether or not such Lien has priority over the lien of this Instrument, is a "Transfer" which constitutes an Event of Default and subjects Borrower to personal liability under the Note.

17.   PRESERVATION, MANAGEMENT AND MAINTENANCE OF MORTGAGED PROPERTY.

(a)   Borrower shall not commit waste or permit impairment or deterioration of the Mortgaged Property.

(b)   Borrower shall not abandon the Mortgaged Property.

(c)   Borrower shall restore or repair promptly, in a good and workmanlike manner, any damaged part of the Mortgaged Property to the equivalent of its original condition, or such other condition as Lender may approve in writing, whether or not insurance proceeds or condemnation awards are available to cover any costs of such restoration or repair; however, Borrower shall not be obligated to perform such restoration or repair if (i) no Event of Default has occurred and is continuing, and (ii) Lender has elected to apply any available insurance proceeds and/or condemnation awards to the payment of Indebtedness pursuant to Section 19(h)(ii) through (viii), or pursuant to Section 20(d)(ii) through (viii).

(d)   Borrower shall keep the Mortgaged Property in good repair, including the replacement of Personalty and Fixtures with items of equal or better function and quality.

(e)   Borrower shall provide for professional management of the Mortgaged Property by the Property Manager or by a residential rental property manager satisfactory to Lender at all times under a property management agreement approved by Lender in writing. Borrower shall not surrender, terminate, cancel, modify, renew or extend its property management agreement, or enter into any other agreement relating to the management or operation of the Property with Property Manager or any other Person, or consent to the assignment by the Property Manager of its interest under such property management agreement, in each case without the consent of Lender, which consent shall not be unreasonably withheld; provided, however, with respect to a new property manager such consent may be conditioned upon Borrower delivering a Rating Confirmation as to such new property manager and the related property management agreement. If at any time Lender consents to the appointment of a new property manager, such new property manager and Borrower shall, as a condition of Lender's consent, execute an assignment of management agreement in a form acceptable to Lender. If any such replacement property manager is an Affiliate of Borrower, and if a nonconsolidation opinion was delivered at the origination of the Loan, Borrower shall deliver to Lender an updated nonconsolidation opinion in form and substance satisfactory to the Rating Agencies (unless waived by the Rating Agencies) with regard to nonconsolidation.

(f)   Borrower shall give Notice to Lender of and, unless otherwise directed in writing by Lender, shall appear in and defend any action or proceeding purporting to affect the Mortgaged Property, Lender's security or Lender's rights under this Instrument. Borrower shall not (and shall not permit any tenant or other person to) remove, demolish or alter the Mortgaged Property or any part of the Mortgaged Property, including any removal, demolition or alteration occurring in connection with a rehabilitation of all or part of the Mortgaged Property, except (i) in connection with the replacement of tangible Personalty, (ii) if Borrower is a cooperative housing corporation or association, to the extent permitted with respect to individual dwelling units under the form of proprietary lease or occupancy agreement and (iii) repairs and replacements in connection with making an individual unit ready for a new occupant.

(g)   Unless otherwise waived by Lender in writing, Borrower must have or must establish and must adhere to the MMP. If the Borrower is required to have an MMP, the Borrower must keep all MMP documentation at the Mortgaged Property or at the management agent's office and available for the Lender or the Loan Servicer to review during any annual assessment or other inspection of the Mortgaged Property that is required by Lender.

(h)   If Borrower is a housing cooperative corporation or association, until the Indebtedness is paid in full Borrower shall not reduce the maintenance fees, charges or assessments payable by shareholders or residents under proprietary leases or occupancy agreements below a level which is sufficient to pay all expenses of the Borrower, including, without limitation, all operating and other expenses for the Mortgaged Property and all payments due pursuant to the terms of the Note and any Loan Documents.

18.   ENVIRONMENTAL HAZARDS.

(a) Except for matters described in Section 18(b), Borrower shall not cause or permit any of the following:

(i) the presence, use, generation, release, treatment, processing, storage (including storage in above ground and underground storage tanks), handling, or disposal of any Hazardous Materials on or under the Mortgaged Property;

(ii) the transportation of any Hazardous Materials to, from, or across the Mortgaged Property;

(iii) any occurrence or condition on the Mortgaged Property, which occurrence or condition is or may be in violation of Hazardous Materials Laws;

(iv) any violation of or noncompliance with the terms of any Environmental Permit with respect to the Mortgaged Property; or

(v) any violation or noncompliance with the terms of any O&M Program as defined in subsection (d).

The matters described in clauses (i) through (v) above, except as otherwise provided in Section 18(b), are referred to collectively in this Section 18 as "**Prohibited Activities or Conditions.**"

(b) Prohibited Activities or Conditions shall not include lawful conditions permitted by an O&M Program or the safe and lawful use and storage of quantities of (i) pre-packaged supplies, cleaning materials and petroleum products customarily used in the operation and maintenance of comparable multifamily properties, (ii) cleaning materials, personal grooming items and other items sold in pre-packaged containers for consumer use and used by tenants and occupants of residential dwelling units in the Mortgaged Property; and (iii) petroleum products used in the operation and maintenance of motor vehicles from time to time located on the Mortgaged Property's parking areas, so long as all of the foregoing are used, stored, handled, transported and disposed of in compliance with Hazardous Materials Laws.

(c) Borrower shall take all commercially reasonable actions (including the inclusion of appropriate provisions in any Leases executed after the date of this Instrument) to prevent its employees, agents, and contractors, and all tenants and other occupants from causing or permitting any Prohibited Activities or Conditions. Borrower shall not lease or allow the sublease or use of all or any portion of the Mortgaged Property to any tenant or subtenant for nonresidential use by any user that, in the ordinary course of its business, would cause or permit any Prohibited Activity or Condition.

(d) As required by Lender, Borrower shall also have established a written operations and maintenance program with respect to certain Hazardous Materials. Each such operations and maintenance program and any additional or revised operations and maintenance programs established for the Mortgaged Property pursuant to this Section 18 must be approved by Lender and shall be referred to herein as an "**O&M Program.**" Borrower shall comply in a timely manner with, and cause all employees, agents, and contractors of Borrower and any other Persons present on the Mortgaged Property to comply with each O&M Program. Borrower shall pay all costs of performance of Borrower's obligations under any O&M Program, and Lender's out of pocket costs incurred in connection with the monitoring and review of each O&M Program and Borrower's performance shall be paid by Borrower upon demand by Lender. Any such out-of-pocket costs of Lender that Borrower fails to pay promptly shall become an additional part of the Indebtedness as provided in Section 12.

(e)   Borrower represents and warrants to Lender that, except as previously disclosed by Borrower to Lender in writing (which written disclosure may be in certain environmental assessments and other written reports accepted by Lender in connection with the funding of the Indebtedness and dated prior to the date of this Instrument):

  (i)   Borrower has not at any time engaged in, caused or permitted any Prohibited Activities or Conditions on the Mortgaged Property;

  (ii)   to the best of Borrower's knowledge after reasonable and diligent inquiry, no Prohibited Activities or Conditions exist or have existed on the Mortgaged Property;

  (iii)   the Mortgaged Property does not now contain any underground storage tanks, and, to the best of Borrower's knowledge after reasonable and diligent inquiry, the Mortgaged Property has not contained any underground storage tanks in the past. If there is an underground storage tank located on the Mortgaged Property that has been previously disclosed by Borrower to Lender in writing, that tank complies with all requirements of Hazardous Materials Laws;

  (iv)   to the best of Borrower's knowledge after reasonable and diligent inquiry, Borrower has complied with all Hazardous Materials Laws, including all requirements for notification regarding releases of Hazardous Materials. Without limiting the generality of the foregoing, Borrower has obtained all Environmental Permits required for the operation of the Mortgaged Property in accordance with Hazardous Materials Laws now in effect and all such Environmental Permits are in full force and effect;

  (v)   to the best of Borrower's knowledge after reasonable and diligent inquiry, no event has occurred with respect to the Mortgaged Property that constitutes, or with the passing of time or the giving of notice would constitute, noncompliance with the terms of any Environmental Permit;

  (vi)   there are no actions, suits, claims or proceedings pending or, to the best of Borrower's knowledge after reasonable and diligent inquiry, threatened that involve the Mortgaged Property and allege, arise out of, or relate to any Prohibited Activity or Condition; and

  (vii)   Borrower has not received any written complaint, order, notice of violation or other communication from any Governmental Authority with regard to air emissions, water discharges, noise emissions or Hazardous Materials, or any other environmental, health or safety matters affecting the Mortgaged Property.

(f)   Borrower shall promptly notify Lender in writing upon the occurrence of any of the following events:

  (i)   Borrower's discovery of any Prohibited Activity or Condition;

(ii) Borrower's receipt of or knowledge of any written complaint, order, notice of violation or other communication from any tenant, management agent, Governmental Authority or other Person with regard to present or future alleged Prohibited Activities or Conditions, or any other environmental, health or safety matters affecting the Mortgaged Property; or

(iii) Borrower's breach of any of its obligations under this Section 18.

Any such notice given by Borrower shall not relieve Borrower of, or result in a waiver of, any obligation under this Instrument, the Note, or any other Loan Document.

(g) Borrower shall pay promptly the costs of any environmental inspections, tests or audits, a purpose of which is to identify the extent or cause of or potential for a Prohibited Activity or Condition ("**Environmental Inspections**"), required by Lender in connection with any foreclosure or deed in lieu of foreclosure, or as a condition of Lender's consent to any Transfer under Section 21, or required by Lender following a reasonable determination by Lender that Prohibited Activities or Conditions may exist. Any such costs incurred by Lender (including Attorneys' Fees and Costs and the costs of technical consultants whether incurred in connection with any judicial or administrative process or otherwise) that Borrower fails to pay promptly shall become an additional part of the Indebtedness as provided in Section 12. As long as (i) no Event of Default has occurred and is continuing, (ii) Borrower has actually paid for or reimbursed Lender for all costs of any such Environmental Inspections performed or required by Lender, and (iii) Lender is not prohibited by law, contract or otherwise from doing so, Lender shall make available to Borrower, without representation of any kind, copies of Environmental Inspections prepared by third parties and delivered to Lender. Lender hereby reserves the right, and Borrower hereby expressly authorizes Lender, to make available to any party, including any prospective bidder at a foreclosure sale of the Mortgaged Property, the results of any Environmental Inspections made by or for Lender with respect to the Mortgaged Property. Borrower consents to Lender notifying any party (either as part of a notice of sale or otherwise) of the results of any Environmental Inspections made by or for Lender. Borrower acknowledges that Lender cannot control or otherwise assure the truthfulness or accuracy of the results of any Environmental Inspections and that the release of such results to prospective bidders at a foreclosure sale of the Mortgaged Property may have a material and adverse effect upon the amount that a party may bid at such sale. Borrower agrees that Lender shall have no liability whatsoever as a result of delivering the results to any third party of any Environmental Inspections made by or for Lender, and Borrower hereby releases and forever discharges Lender from any and all claims, damages, or causes of action, arising out of, connected with or incidental to the results of, the delivery of any of Environmental Inspections made by or for Lender.

(h) If any investigation, site monitoring, containment, clean-up, restoration or other remedial work ("**Remedial Work**") is necessary to comply with any Hazardous Materials Law or order of any Governmental Authority that has or acquires jurisdiction over the Mortgaged Property or the use, operation or improvement of the Mortgaged Property, or is otherwise required by Lender as a consequence of any Prohibited Activity or Condition or to prevent the occurrence of a Prohibited Activity or Condition, Borrower shall, by the earlier of (i) the applicable deadline required by Hazardous Materials Law or (ii) 30 days after Notice from Lender demanding such action, begin performing the Remedial Work, and thereafter diligently prosecute it to completion, and shall in any event complete the work by the time required by applicable Hazardous Materials Law. If Borrower fails to begin on a timely basis or diligently prosecute any required Remedial Work, Lender may, at its option, cause the Remedial Work to be completed, in which case Borrower shall reimburse Lender on demand for the cost of doing so. Any reimbursement due from Borrower to Lender shall become part of the Indebtedness as provided in Section 12.

(i)   Borrower shall comply with all Hazardous Materials Laws applicable to the Mortgaged Property. Without limiting the generality of the previous sentence, Borrower shall (i) obtain and maintain all Environmental Permits required by Hazardous Materials Laws and comply with all conditions of such Environmental Permits; (ii) cooperate with any inquiry by any Governmental Authority; and (iii) comply with any governmental or judicial order that arises from any alleged Prohibited Activity or Condition.

(j)   Borrower shall indemnify, hold harmless and defend (i) Lender, including any custodian, trustee and any other fiduciaries who hold or have held a full or partial interest in the Loan for the benefit of third parties, (ii) any prior owner or holder of the Note, (iii) the Loan Servicer, (iv) any prior Loan Servicer, (v) the officers, directors, shareholders, partners, employees and trustees of any of the foregoing, and (vi) the heirs, legal representatives, successors and assigns of each of the foregoing (collectively, the "Indemnitees") from and against all proceedings, claims, damages, penalties and costs (whether initiated or sought by Governmental Authorities or private parties), including Attorneys' Fees and Costs and remediation costs, whether incurred in connection with any judicial or administrative process or otherwise, arising directly or indirectly from any of the following:

(i)   any breach of any representation or warranty of Borrower in this Section 18;

(ii)   any failure by Borrower to perform any of its obligations under this Section 18;

(iii)   the existence or alleged existence of any Prohibited Activity or Condition;

(iv)·   the presence or alleged presence of Hazardous Materials on or under the Mortgaged Property or in any of the Improvements; and

(v)   the actual or alleged violation of any Hazardous Materials Law.

(k)   Counsel selected by Borrower to defend Indemnitees shall be subject to the approval of those Indemnitees. In any circumstances in which the indemnity under this Section 18 applies, Lender may employ its own legal counsel and consultants to prosecute, defend or negotiate any claim or legal or administrative proceeding and Lender, with the prior written consent of Borrower (which shall not be unreasonably withheld, delayed or conditioned) may settle or compromise any action or legal or administrative proceeding. However, unless an Event of Default has occurred and is continuing, or the interests of Borrower and Lender are in conflict, as determined by Lender in its discretion, Lender shall permit Borrower to undertake the actions referenced in this Section 18 in accordance with this Section 18(k) and Section 18(l) so long as Lender approves such action, which approval shall not be unreasonably withheld or delayed. Borrower shall reimburse Lender upon demand for all costs and expenses incurred by Lender, including all costs of settlements entered into in good faith, consultants' fees and Attorneys' Fees and Costs.

(l)   Borrower shall not, without the prior written consent of those Indemnitees who are named as parties to a claim or legal or administrative proceeding (a "Claim"), settle or compromise the Claim if the settlement (i) results in the entry of any judgment that does not include as an unconditional term the delivery by the claimant or plaintiff to Lender of a written release of those Indemnitees, satisfactory in form and substance to Lender; or (ii) may materially and adversely affect Lender, as determined by Lender in its discretion.

(m)   Borrower's obligation to indemnify the Indemnitees shall not be limited or impaired by any of the following, or by any failure of Borrower or any guarantor to receive notice of or consideration for any of the following:

    (i)   any amendment or modification of any Loan Document;

    (ii)   any extensions of time for performance required by any Loan Document;

    (iii)   any provision in any of the Loan Documents limiting Lender's recourse to property securing the Indebtedness, or limiting the personal liability of Borrower or any other party for payment of all or any part of the Indebtedness;

    (iv)   the accuracy or inaccuracy of any representations and warranties made by Borrower under this Instrument or any other Loan Document;

    (v)   the release of Borrower or any other Person, by Lender or by operation of law, from performance of any obligation under any Loan Document;

    (vi)   the release or substitution in whole or in part of any security for the Indebtedness; and

    (vii)   Lender's failure to properly perfect any lien or security interest given as security for the Indebtedness.

(n)   Borrower shall, at its own cost and expense, do all of the following:

    (i)   pay or satisfy any judgment or decree that may be entered against any Indemnitee or Indemnitees in any legal or administrative proceeding incident to any matters against which Indemnitees are entitled to be indemnified under this Section 18;

    (ii)   reimburse Indemnitees for any expenses paid or incurred in connection with any matters against which Indemnitees are entitled to be indemnified under this Section 18; and

    (iii)   reimburse Indemnitees for any and all expenses, including Attorneys' Fees and Costs, paid or incurred in connection with the enforcement by Indemnitees of their rights under this Section 18, or in monitoring and participating in any legal or administrative proceeding.

(o)   The provisions of this Section 18 shall be in addition to any and all other obligations and liabilities that Borrower may have under applicable law or under other Loan Documents, and each Indemnitee shall be entitled to indemnification under this Section 18 without regard to whether Lender or that Indemnitee has exercised any rights against the Mortgaged Property or any other security, pursued any rights against any guarantor, or pursued any other rights available under the Loan Documents or applicable law. If Borrower consists of more than one Person, the obligation of those Persons to indemnify the Indemnitees under this Section 18 shall be joint and several. The obligation of Borrower to indemnify the Indemnitees under this Section 18 shall survive any repayment or discharge of the Indebtedness, any foreclosure proceeding, any foreclosure sale, any delivery of any deed in lieu of foreclosure, and any release of record of the lien of this Instrument. Notwithstanding the foregoing, if Lender has never been a mortgagee-in-possession of, or held title to, the Mortgaged Property, Borrower shall have no obligation to indemnify the Indemnitees under this Section 18 after the date of the release of record of the lien of this Instrument by payment in full at the Maturity Date or by voluntary prepayment in full.

19. PROPERTY AND LIABILITY INSURANCE.

(a)   At all times during the term hereof, Borrower shall maintain, at its sole cost and expense, for the mutual benefit of Borrower and Lender, the following policies of insurance:

(i)   Insurance against any peril included within the classification "All Risks of Physical Loss" with extended coverage in amounts at all times sufficient to prevent Borrower from becoming a co-insurer within the terms of the applicable policies, but in any event such insurance shall be maintained in an amount equal to the full insurable value of the Mortgaged Property. The policy referred to in this Section 19 shall contain a replacement cost endorsement and a waiver of depreciation. As used in this Instrument, "full insurable value" means the actual replacement cost of the Improvements and Personalty (without taking into account any depreciation), determined annually by an insurer or by Borrower or, at the request of Lender, by an insurance broker (subject to Lender's reasonable approval). In all cases where any of the Improvements or the use of the Mortgaged Property shall at any time constitute legal non-conforming structures or uses under applicable legal requirements of any Governmental Authority, the policy referred to in this Section 19 must include "Ordinance and Law Coverage," with "Time Element," "Loss to the Undamaged Portion of the Building," "Demolition Cost" and "Increased Cost of Construction" endorsements, in the amount of coverage required by Lender;

(ii)   Commercial general liability insurance, including contractual injury, bodily injury, broad form death and property damage liability against any and all claims, including all legal liability to the extent insurable imposed upon Borrower and all Attorneys' Fees and Costs, arising out of or connected with the possession, use, leasing, operation, maintenance or condition of the Mortgaged Property with a combined limit of not less than $2,000,000 in the aggregate and $1,000,000 per occurrence, plus umbrella or excess liability coverage with minimum limits in the aggregate and per occurrence of $1,000,000 for Improvements that have 1 to 3 stories and an additional $2,000,000 in coverage for each additional story with maximum required coverage of $15,000,000, plus motor vehicle liability coverage for all owned and non-owned vehicles (including, without limitation, rented and leased vehicles) containing minimum limits per occurrence, including umbrella coverage, of $1,000,000.

(iii)   Statutory workers' compensation insurance;

(iv)   Business interruption including loss of rental value insurance for the Mortgaged Property in an amount equal to not less than twelve (12) months' estimated gross Rents attributable to the Mortgaged Property and based on gross Rents for the immediately preceding year and otherwise sufficient to avoid any co-insurance penalty with a 90 day extended period of indemnity (but a minimum of eighteen (18) months' estimated gross Rents attributable to the Mortgaged Property and based on gross Rents for the immediately preceding year and otherwise sufficient to avoid any co-insurance penalty with a 90 day extended period of indemnity when (A) the Improvements have 5 or more stories or (B) at all times during which the Indebtedness is equal to or greater than $50,000,000);

(v)   If any portion of the Improvements are located within a federally designated flood hazard zone, flood insurance in an amount equal to the full insurable value of the portion of such Improvements within such flood hazard zone. Such coverage may need to be purchased through excess carriers if the required coverage exceeds the maximum insurance allowed under the federal flood insurance program;

(vi)   Insurance against loss or damage from (A) leakage of sprinkler systems and (B) explosion of steam boilers, air conditioning equipment, pressure vessels or similar apparatus now or hereafter installed at the Mortgaged Property, in such amounts as Lender may from time to time reasonably require and which are customarily required by institutional lenders with respect to similar properties similarly situated;

(vii)   The insurance required under clauses (i) and (iv) above shall cover perils of terrorism and acts of terrorism and Borrower shall maintain commercial property insurance for loss resulting from perils and acts of terrorism on terms (including amounts) consistent with those required under clauses (i) and (iv) above at all times during the term of the Loan evidenced by the Note;

(viii)   During any period of Restoration, builder's "all risk" insurance in an amount equal to not less than the full insurable value of the Property against such risks (including fire and extended coverage and collapse of the Improvements to agreed limits) as Lender may request, in form and substance acceptable to Lender; and

(ix)   Such other insurance with respect to the Improvements and Personalty located on the Property against loss or damage as required by Lender (including, without limitation, liquor/dramshop, Mold, hurricane, windstorm and earthquake insurance) provided such insurance is of the kind for risks from time to time customarily insured against and in such minimum coverage amounts and maximum deductibles as are generally required by institutional lenders for properties comparable to the Mortgaged Property or which Lender may deem necessary in its reasonable discretion; provided, however, if Lender requires earthquake insurance, the amount of coverage must be equal to 150% of the probable maximum loss for the Mortgaged Property but Lender shall not require earthquake insurance if the probable maximum loss for the Mortgaged Property is less than twenty percent (20%). In the event any updated reports or other documentation are reasonably required by Lender in order to determine whether such additional insurance is necessary or prudent, Borrower shall pay for all such documentation at its sole cost and expense.

All insurance required pursuant to subsections (i) and subsections (iv) through (ix) shall be referred to as "Hazard Insurance".

(b) All premiums on insurance policies required under Section 19(a) shall be paid in the manner provided in Section 7, unless Lender has designated in writing another method of payment. All such policies shall also be in a form approved by Lender. All policies of Hazard Insurance must include a non-contributing, non-reporting mortgagee clause in favor of, and in a form approved by, Lender. All policies for general liability insurance must contain a standard additional insured provision, in favor of, and in a form approved by Lender. Borrower shall deliver to Lender a legible copy of each insurance policy (or duplicate original), and Borrower shall promptly deliver to Lender a copy of all renewal and other notices received by Borrower with respect to the policies and all receipts for paid premiums. At least 30 days prior to the expiration date of any insurance policy, Borrower shall deliver to Lender evidence acceptable to Lender that the policy has been renewed. If Borrower has not delivered a legible copy of each renewal policy (or a duplicate original) prior to the expiration date of any insurance policy, Borrower shall deliver a legible copy of each renewal policy (or a duplicate original) in a form satisfactory to Lender within 60 days after the expiration date of the original policy.

(c) Borrower will maintain the insurance coverage described in this Section 19 with companies acceptable to Lender and with a claims paying ability of at least (i) "A-" or its equivalent by Fitch, Inc., (ii) "A-" or its equivalent by Standard & Poor's Ratings Services, a division of The McGraw-Hill Companies, Inc., (iii) "A3" or its equivalent by Moody's Investors Service, Inc. or (iv) "A VIII" or its equivalent by A.M. Best Company. All insurers providing insurance required by this Instrument must be authorized to issue insurance in the Property Jurisdiction.

(d) All insurance policies and renewals of insurance policies required by this Section 19 shall be for such periods as Lender may from time to time require.

(e) Borrower shall comply with all insurance requirements and shall not permit any condition to exist on the Mortgaged Property that would invalidate any part of any insurance coverage that this Instrument requires Borrower to maintain.

(f) In the event of loss, Borrower shall give immediate written notice to the insurance carrier and to Lender. Borrower hereby authorizes and appoints Lender as attorney in fact for Borrower to make proof of loss, to adjust and compromise any claims under policies of Hazard Insurance, to appear in and prosecute any action arising from such Hazard Insurance policies, to collect and receive the proceeds of Hazard Insurance, to hold the proceeds of Hazard Insurance, and to deduct from such proceeds Lender's expenses incurred in the collection of such proceeds. This power of attorney is coupled with an interest and therefore is irrevocable. However, nothing contained in this Section 19 shall require Lender to incur any expense or take any action. Lender may, at Lender's option, (i) require a "repair or replacement" settlement, in which case the proceeds will be used to reimburse Borrower for the cost of restoring and repairing the Mortgaged Property to the equivalent of its original condition or to a condition approved by

Lender (the "**Restoration**"), or (ii) require an "actual cash value" settlement in which case the proceeds may be applied to the payment of the Indebtedness, whether or not then due. To the extent Lender determines to require a repair or replacement settlement and apply insurance proceeds to Restoration, Lender shall apply the proceeds in accordance with Lender's then-current policies relating to the restoration of casualty damage on similar multifamily properties.

(g)   Notwithstanding any provision to the contrary in this Section 19, as long as no Event of Default, or any event which, with the giving of Notice or the passage of time, or both, would constitute an Event of Default, has occurred and is continuing,

(i)   in the event of a casualty resulting in damage to the Mortgaged Property which will cost $25,000 or less to repair, the Borrower shall have the sole right to make proof of loss, adjust and compromise the claim and collect and receive any proceeds directly without the approval or prior consent of the Lender so long as the insurance proceeds are used solely for the Restoration of the Mortgaged Property; and

(ii)   in the event of a casualty resulting in damage to the Mortgaged Property which will cost more than $25,000 but less than $100,000 to repair, the Borrower is authorized to make proof of loss and adjust and compromise the claim without the prior consent of Lender, and Lender shall hold the applicable insurance proceeds to be used to reimburse Borrower for the cost of Restoration of the Mortgaged Property and shall not apply such proceeds to the payment of sums due under this Instrument.

(h)   Lender will have the right to exercise its option to apply insurance proceeds to the payment of the Indebtedness only if Lender determines that at least one of the following conditions is met:

(i)   an Event of Default (or any event, which, with the giving of Notice or the passage of time, or both, would constitute an Event of Default) has occurred and is continuing;

(ii)   Lender determines, in its discretion, that there will not be sufficient funds from insurance proceeds, anticipated contributions of Borrower of its own funds or other sources acceptable to Lender to complete the Restoration;

(iii)   Lender determines, in its discretion, that the rental income from the Mortgaged Property after completion of the Restoration will not be sufficient to meet all operating costs and other expenses, Imposition Deposits, deposits to reserves and Loan repayment obligations relating to the Mortgaged Property;

(iv)   Lender determines, in its discretion, that the Restoration will not be completed by the earlier of (A) at least one year before the Maturity Date (or six months before the Maturity Date if Lender determines in its discretion that re-leasing of the Mortgaged Property will be completed within such six-month period) or (B) the expiration of the business interruption coverage;

(v)   Lender determines that the Restoration will not be completed within one year after the date of the loss or casualty;

(vi)   the casualty involved an actual or constructive loss of more than 30% of the fair market value of the Mortgaged Property, and rendered untenantable more than 30% of the aggregate rentable square footage of the Mortgaged Property;

(vii)   after Restoration the fair market value of the Mortgaged Property is expected to be less than the fair market value of the Mortgaged Property immediately prior to such casualty (assuming the affected portion of the Mortgaged Property is relet within a reasonable period after the date of such casualty); or

(viii)   Leases covering at least 65% of the aggregate rentable square footage of the Mortgaged Property shall not remain in full force and effect during and after the completion of Restoration.

(i)   If the Mortgaged Property is sold at a foreclosure sale or Lender acquires title to the Mortgaged Property, Lender shall automatically succeed to all rights of Borrower in and to any insurance policies and unearned insurance premiums and in and to the proceeds resulting from any damage to the Mortgaged Property prior to such sale or acquisition.

(j)   Unless Lender otherwise agrees in writing, any application of any insurance proceeds to the Indebtedness shall not extend or postpone the due date of any monthly installments referred to in the Note, Section 7 of this Instrument or any Collateral Agreement, or change the amount of such installments.

(k)   Borrower agrees to execute such further evidence of assignment of any insurance proceeds as Lender may require.

20.   CONDEMNATION.

(a)   Borrower shall promptly notify Lender in writing of any action or proceeding or notice relating to any proposed or actual condemnation or other taking, or conveyance in lieu thereof, of all or any part of the Mortgaged Property, whether direct or indirect (a "Condemnation"). Borrower shall appear in and prosecute or defend any action or proceeding relating to any Condemnation unless otherwise directed by Lender in writing. Borrower authorizes and appoints Lender as attorney in fact for Borrower to commence, appear in and prosecute, in Lender's or Borrower's name, any action or proceeding relating to any Condemnation and to settle or compromise any claim in connection with any Condemnation, after consultation with Borrower and consistent with commercially reasonable standards of a prudent lender. This power of attorney is coupled with an interest and therefore is irrevocable. However, nothing contained in this Section 20 shall require Lender to incur any expense or take any action. Borrower hereby transfers and assigns to Lender all right, title and interest of Borrower in and to any award or payment with respect to (i) any Condemnation, or any conveyance in lieu of Condemnation, and (ii) any damage to the Mortgaged Property caused by governmental action that does not result in a Condemnation.

(b)   Lender may hold such awards or proceeds and apply such awards or proceeds, after the deduction of Lender's expenses incurred in the collection of such amounts (including

Attorneys' Fees and Costs) at Lender's option, to the restoration or repair of the Mortgaged Property or to the payment of the Indebtedness, with the balance, if any, to Borrower. Unless Lender otherwise agrees in writing, any application of any awards or proceeds to the Indebtedness shall not extend or postpone the due date of any monthly installments referred to in the Note, Section 7 of this Instrument or any Collateral Agreement, or change the amount of such installments. Borrower agrees to execute such further evidence of assignment of any awards or proceeds as Lender may require.

(c)   Notwithstanding any provision to the contrary in this Section 20, in the event of a partial Condemnation of the Mortgaged Property, as long as no Event of Default, or any event which, with the giving of Notice or the passage of time, or both, would constitute an Event of Default, has occurred and is continuing,

(i)   in the event of a partial Condemnation resulting in proceeds or awards in the amount of $25,000 or less, the Borrower shall have the sole right to make proof of loss, adjust and compromise the claim and collect and receive any proceeds directly without the approval or prior consent of the Lender so long as the proceeds or awards are used solely for the Restoration of the Mortgaged Property; and

(ii)   in the event of a partial Condemnation resulting in proceeds or awards in the amount of more than $25,000 but less than $100,000, the Borrower is authorized to make proof of loss and adjust and compromise the claim without the prior consent of Lender, and Lender shall hold the applicable proceeds or awards to be used to reimburse Borrower for the cost of Restoration of the Mortgaged Property and shall not apply such proceeds and awards to the payment of sums due under this Instrument.

(d)   In the event of a partial Condemnation of the Mortgaged Property resulting in proceeds or awards in the amount of $100,000 or more, Lender will have the right to exercise its option to apply Condemnation proceeds to the payment of the Indebtedness only if Lender determines that at least one of the following conditions is met:

(i)   an Event of Default (or any event, which, with the giving of Notice or the passage of time, or both, would constitute an Event of Default) has occurred and is continuing;

(ii)   Lender determines, in its discretion, that there will not be sufficient funds from Condemnation proceeds, anticipated contributions of Borrower of its own funds or other sources acceptable to Lender to complete the Restoration;

(iii)   Lender determines, in its discretion, that the rental income from the Mortgaged Property after completion of the Restoration will not be sufficient to meet all operating costs and other expenses, Imposition Deposits, deposits to reserves and Loan repayment obligations relating to the Mortgaged Property;

(iv)   Lender determines, in its discretion, that the Restoration will not be completed at least one year before the Maturity Date (or six months before the Maturity Date if Lender determines in its discretion that re-leasing of the Mortgaged Property will be completed within such six-month period);

(v)   Lender determines that the Restoration will not be completed within one year after the date of the Condemnation;

(vi)   the Condemnation involved an actual or constructive loss of more than 15% of the fair market value of the Mortgaged Property, and rendered untenantable more than 25% of the aggregate rentable square footage of the Mortgaged Property;

(vii)   after Restoration the fair market value of the Mortgaged Property is expected to be less than the fair market value of the Mortgaged Property immediately prior to the Condemnation (assuming the affected portion of the Mortgaged Property is relet within a reasonable period after the date of the Condemnation); or

(viii) Leases covering at least 65% of the aggregate rentable square footage of the Mortgaged Property shall not remain in full force and effect during and after the completion of Restoration.

(e)   If the Mortgaged Property is sold at a foreclosure sale or Lender acquires title to the Mortgaged Property, Lender shall automatically succeed to all rights of Borrower in and to any Condemnation proceeds and awards prior to such sale or acquisition.

(f)   Borrower agrees to execute such further evidence of assignment of any Condemnation proceeds as Lender may require.

21.   **TRANSFERS OF THE MORTGAGED PROPERTY OR INTERESTS IN BORROWER.   [RIGHT TO UNLIMITED TRANSFERS – WITH LENDER APPROVAL].** Notwithstanding anything to the contrary in this Section 21, no Transfer will be permitted under this Section 21 unless the provisions of Section 33 are satisfied.

(a)   "Transfer" means

(i)   a sale, assignment, transfer or other disposition or divestment of any interest therein (whether voluntary, involuntary or by operation of law);

(ii)   the granting, creating or attachment of a lien, encumbrance or security interest (whether voluntary, involuntary or by operation of law);

(iii)   the issuance or other creation of an ownership interest in a legal entity, including a partnership interest, interest in a limited liability company or corporate stock;

(iv)   the withdrawal, retirement, removal or involuntary resignation of a partner in a partnership or a member or Manager in a limited liability company; or

(v)   the merger, dissolution, liquidation, or consolidation of a legal entity or the reconstitution of one type of legal entity into another type of legal entity.

For purposes of defining the term "Transfer," the term "partnership" shall mean a general partnership, a limited partnership, and a joint venture, and the term "partner" shall mean a general partner, a limited partner and a joint venturer.

(b) "Transfer" does not include

(i) a conveyance of the Mortgaged Property at a judicial or non-judicial foreclosure sale under this Instrument,

(ii) the Mortgaged Property becoming part of a bankruptcy estate by operation of law under the United States Bankruptcy Code, or

(iii) a lien against the Mortgaged Property for local taxes and/or assessments not then due and payable.

(c) The occurrence of any of the following Transfers shall not constitute an Event of Default under this Instrument, notwithstanding any provision of Section 21(e) to the contrary:

(i) a Transfer to which Lender has consented;

(ii) a Transfer that occurs in accordance with Section 21(d);

(iii) the grant of a leasehold interest in an individual dwelling unit for a term of two years or less not containing an option to purchase;

(iv) a Transfer of obsolete or worn out Personalty or Fixtures that are contemporaneously replaced by items of equal or better function and quality, which are free of liens, encumbrances and security interests other than those created by the Loan Documents or consented to by Lender;

(v) the creation of a mechanic's, materialman's, or judgment lien against the Mortgaged Property, which is released of record or otherwise remedied to Lender's satisfaction within 60 days of the date of creation;

(vi) if Borrower is a housing cooperative corporation or association, the Transfer of more than 49 percent of the shares in the housing cooperative or the assignment of more than 49 percent of the occupancy agreements or leases relating thereto by tenant shareholders of the housing cooperative or association to other tenant shareholders;

(vii) any Transfer of an interest in Borrower or any interest in a Controlling Entity (which, if such Controlling Entity were Borrower, would result in an Event of Default) listed in (A) through (F) below (a "Preapproved Transfer"), under the terms and conditions listed as items (1) through (10) below:

(A) a sale or transfer to one or more of the transferor's immediate family members; or

(B)   a sale or transfer to any trust having as its sole beneficiaries the transferor and/or one or more of the transferor's immediate family members; or

(C)   a sale or transfer from a trust to any one or more of its beneficiaries who are immediate family members of the transferor ; or

(D)   the substitution or replacement of the trustee of any trust with a trustee who is an immediate family member of the transferor; or

(E)   a sale or transfer to an entity owned and Controlled by the transferor or the transferor's immediate family members; or

(F)   a sale or transfer to a natural person or entity that has an existing interest in the Borrower or in a Controlling Entity.

    (1)   Borrower shall provide Lender with prior written Notice of the proposed Preapproved Transfer, which Notice must be accompanied by a non-refundable review fee in the amount of $3,000.00.

    (2)   For the purposes of these Preapproved Transfers, a transferor's immediate family members will be deemed to include a spouse, parent, child or grandchild of such transferor.

    (3)   Either directly or indirectly, [See Exhibit B] shall retain at all times a Controlling Interest in the Borrower and manage the day-to-day operations of the Borrower.

    (4)   At the time of the proposed Preapproved Transfer, no Event of Default shall have occurred and be continuing and no event or condition shall have occurred and be continuing that, with the giving of Notice or the passage of time, or both, would become an Event of Default.

    (5)   Lender shall be entitled to collect all costs, including the cost of all title searches, title insurance and recording costs, and all Attorneys' Fees and Costs.

    (6)   Lender shall not be entitled to collect a transfer fee as a result of these Preapproved Transfers.

    (7)   In the event of a Transfer prohibited by or requiring Lender's approval under this Section 21, this Section (e)(vii) may be modified or rendered void by Lender at Lender's option by Notice to Borrower and the transferee(s), as a condition of Lender's consent.

    (8)   if any certificates evidencing the Securitization remain outstanding, a Rating Confirmation.

(9) If a nonconsolidation opinion was delivered at origination of the Loan and if, after giving effect to all Preapproved Transfers and all prior Transfers, fifty percent (50%) or more in the aggregate of direct or indirect interests in Borrower are owned by any Person and its Affiliates that owned less than a fifty percent (50%) direct or indirect interest in Borrower as of the origination of the Loan, an opinion of counsel for Borrower, in form and substance satisfactory to Lender and to the Rating Agencies, with regard to nonconsolidation.

(10) Confirmation acceptable to Lender that Section 33 continues to be satisfied; and

(viii) a Supplemental Mortgage that complies with Section 43 or Defeasance that complies with Section 44.

(d) The occurrence of any of the following Transfers shall not constitute an Event of Default under this Instrument, provided such Transfer does not constitute an Event of Default under any other Section of this Instrument:

(i) a Transfer that occurs by devise, descent, or by operation of law upon the death of a natural person to one or more members of the immediate family of such natural person or to a trust or family conservatorship established for the benefit of such immediate family member or members, provided that:

(A) The Property Manager (or a replacement property manager approved by Lender), if applicable, continues to be responsible for the management of the Mortgaged Property, and such Transfer shall not result in a change in the day-to-day operations of the Mortgaged Property;

(B) those persons responsible for the management and control of Borrower remain unchanged as a result of such Transfer, or any replacement management is approved by Lender;

(C) Lender receives confirmation acceptable to Lender that Section 33 continues to be satisfied;

(D) each guarantor executes such documents and agreements as Lender shall reasonably require to evidence and effectuate the ratification of each guaranty and indemnity agreement, or in the event of the death of any guarantor or indemnitor, the Borrower causes one or more natural persons or entities acceptable to Lender to execute and deliver to Lender a guaranty in a form acceptable to Lender, without any cost or expense to Lender;

(E) Borrower shall give Lender Notice of such Transfer together with copies of all documents effecting such Transfer not less than thirty (30) calendar days after the date of such Transfer, and contemporaneously therewith, shall (1) reaffirm the warranties and representations under Section 10 and Section 48 of this Instrument and (2) satisfy Lender, in its discretion, that such Transferee's organization, credit and experience in the management of similar properties are deemed to be appropriate to the overall structure and documentation of the existing financing;

(F)   such legal opinions from Transferee's counsel as Lender deems necessary, including an opinion that the Transferee and any SPE Equity Owner is in compliance with Section 33 of this Instrument, a nonconsolidation opinion (if a nonconsolidation opinion was delivered at origination of the Loan and if required by Lender), an opinion that the ratification of the Loan Documents and guaranty, if applicable, has been duly authorized, executed, and delivered and that the ratification documents and guaranty, if applicable, are enforceable as the obligation of the Transferee;

(G)   if any certificates evidencing the Securitization remain outstanding, a Rating Confirmation; and

(H)   Borrower shall pay or reimburse Lender for all costs and expenses incurred by Lender in connection with such Transfer (including all Attorneys' Fees and Costs); and

(ii)   the grant of an easement, if before the grant Lender determines that the easement will not materially affect the operation or value of the Mortgaged Property or Lender's interest in the Mortgaged Property, and Borrower pays to Lender, upon demand, all costs and expenses, including Attorneys' Fees and Costs, incurred by Lender in connection with reviewing Borrower's request; and, if the Note is held by a REMIC trust and if required by Lender, an opinion of counsel for Borrower, in form and substance satisfactory to Lender, to the effect that (A) the grant of such easement has been effected in accordance with the requirements of Treasury Regulation Section 1.860G-2(a)(8) (as such regulation may be modified, amended or replaced from time to time), (B) the qualification and status of the REMIC trust as a REMIC will not be adversely affected or impaired as a result of such grant, and (C) the REMIC trust will not incur a tax under Section 860G(d) of the Tax Code as a result of such grant.

(e)   The occurrence of any of the following Transfers shall constitute an Event of Default under this Instrument:

(i)   a Transfer of all or any part of the Mortgaged Property or any interest in the Mortgaged Property;

(ii)   if Borrower is a limited partnership, a Transfer of (A) any general partnership interest, or (B) limited partnership interests in Borrower that would cause the Initial Owners of Borrower to own less than 50% of all limited partnership interests in Borrower;

(iii)   if Borrower is a limited liability company, (A) a Transfer of any membership interest in Borrower which would cause the Initial Owners to own less than 50% of all the membership interests in Borrower or (B) a Transfer that results in a change of Manager;

(iv)   if Borrower is a corporation (A) the Transfer of any voting stock in Borrower which would cause the Initial Owners to own less than 50% of any class of voting stock in Borrower or (B) if the outstanding voting stock in Borrower is held by 100 or more shareholders, one or more Transfers by a single transferor within a 12-month period affecting an aggregate of 5 percent or more of that stock;

(v)   a Transfer of any interest in a Controlling Entity which, if such Controlling Entity were Borrower, would result in an Event of Default under any of Sections 21(e)(i) through (iv) above.

Lender shall not be required to demonstrate any actual impairment of its security or any increased risk of default in order to exercise any of its remedies with respect to an Event of Default under this Section 21.

(f)   Lender shall consent, without any adjustment to the rate at which the Indebtedness secured by this Instrument bears interest or to any other economic terms of the Indebtedness set forth in the Note, to a Transfer that would otherwise violate this Section 21 if, prior to the Transfer, Borrower has satisfied each of the following requirements:

(i)   the submission to Lender of all information required by Lender to make the determination required by this Section 21(f);

(ii)   the absence of any Event of Default;

(iii)   the transferee (the "Transferee") meets Lender's eligibility, credit, management and other standards satisfactory to Lender in its sole discretion;

(iv)   the Transferee's organization, credit and experience in the management of similar properties are deemed by the Lender, in its discretion, to be appropriate to the overall structure and documentation of the existing financing;

(v)   the Mortgaged Property will be managed by a property manager meeting the requirements of Section 17(e);

(vi)   the Mortgaged Property, at the time of the proposed Transfer, meets all standards as to its physical condition, occupancy, net operating income and the collection of reserves satisfactory to Lender in its sole discretion;

(vii)   in the case of a Transfer of all or any part of the Mortgaged Property, (A) the execution by the Transferee of Lender's then-standard assumption agreement that, among other things, requires the Transferee to perform all obligations of Borrower set forth in the Note, this Instrument and any other Loan Documents, and may require that the Transferee comply with any provisions of this Instrument or any other Loan Document which previously may have been waived or modified by Lender, (B) if Lender requires, the Transferee causes one or more natural persons or entities acceptable to Lender to execute and deliver to Lender a guaranty in a form acceptable to Lender, and (C) the Transferee executes such additional Collateral Agreements as Lender may require;

(viii) in the case of a Transfer of any interest in a Controlling Entity, if a guaranty has been executed and delivered in connection with the Note, this Instrument or any of the other Loan Documents, the Borrower causes one or more natural persons or entities acceptable to Lender to execute and deliver to Lender a guaranty in a form acceptable to Lender;

(ix) If a Supplemental Mortgage is outstanding, the Borrower obtains the consent of the lender for the Supplemental Mortgage;

(x) Lender's receipt of all of the following:

(A) a review fee in the amount of $3,000.00;

(B) a transfer fee in an amount equal to one percent of the unpaid principal balance of the Indebtedness immediately before the applicable Transfer; and

(C) the amount of Lender's out of pocket costs (including reasonable Attorneys' Fees and Costs) incurred in reviewing the Transfer request and any fees charged by the Rating Agencies; and

(xi) evidence satisfactory to Lender that the Transferee and any SPE Equity Owner of such Transferee meet the requirements of Section 33;

(xii) such legal opinions from Transferee's counsel as Lender deems necessary, including an opinion that the Transferee and any SPE Equity Owner is in compliance with Section 33 of this Instrument, a nonconsolidation opinion (if a nonconsolidation opinion was delivered at origination of the Loan and if required by Lender), an opinion that the assignment and assumption of the Loan Documents has been duly authorized, executed, and delivered and that the assignment documents and the Loan Documents are enforceable as the obligation of the Transferee; and

(xiii) if any certificates evidencing the Securitization remain outstanding, a Rating Confirmation.

22. **EVENTS OF DEFAULT.** The occurrence of any one or more of the following shall constitute an Event of Default under this Instrument:

(a) any failure by Borrower to pay or deposit when due any amount required by the Note, this Instrument or any other Loan Document;

(b) any failure by Borrower to maintain the insurance coverage required by Section 19;

(c)   any failure by Borrower or any SPE Equity Owner to comply with the provisions of Section 33 or if any of the assumptions contained in any nonconsolidation opinions delivered to Lender at any time is or shall become untrue in any material respect;

(d)   fraud or material misrepresentation or material omission by Borrower, any of its officers, directors, trustees, general partners or managers, any SPE Equity Owner or any guarantor in connection with (i) the application for or creation of the Indebtedness, (ii) any financial statement, Rent Schedule, or other report or information provided to Lender during the term of the Indebtedness, or (iii) any request for Lender's consent to any proposed action, including a request for disbursement of funds under any Collateral Agreement;

(e)   any failure by Borrower to comply with the provisions of Section 20;

(f)   any Event of Default under Section 21;

(g)   the commencement of a forfeiture action or proceeding, whether civil or criminal, which could result in a forfeiture of the Mortgaged Property or otherwise materially impair the lien created by this Instrument or Lender's interest in the Mortgaged Property;

(h)   any failure by Borrower to perform any of its obligations under this Instrument (other than those specified in Sections 22(a) through (g)), as and when required, which continues for a period of 30 days after Notice of such failure by Lender to Borrower. However, if Borrower's failure to perform its obligations as described in this Section 22(h) is of the nature that it cannot be cured within the 30 day grace period but reasonably could be cured within 90 days, then Borrower shall have additional time as determined by Lender in its discretion, not to exceed an additional 60 days, in which to cure such default, provided that Borrower has diligently commenced to cure such default during the 30-day grace period and diligently pursues the cure of such default. However, no such Notice or grace periods shall apply in the case of any such failure which could, in Lender's judgment, absent immediate exercise by Lender of a right or remedy under this Instrument, result in harm to Lender, impairment of the Note or this Instrument or any other security given under any other Loan Document;

(i)   any failure by Borrower to perform any of its obligations as and when required under any Loan Document other than this Instrument which continues beyond the applicable cure period, if any, specified in that Loan Document;

(j)   any exercise by the holder of any other debt instrument secured by a mortgage, deed of trust or deed to secure debt on the Mortgaged Property of a right to declare all amounts due under that debt instrument immediately due and payable;

(k)   if (i) Borrower or any SPE Equity Owner shall commence any case, Proceeding or other action under any existing or future law of any jurisdiction, domestic or foreign, relating to bankruptcy, insolvency, reorganization, conservatorship or relief of debtors (A) seeking to have an order for relief entered with respect to it, or seeking to adjudicate it a bankrupt or insolvent, or seeking reorganization, arrangement, adjustment, winding-up, liquidation, dissolution, composition or other relief with respect to it or its debt, or (B) seeking appointment of a receiver, trustee, custodian, conservator or other similar official for it or for all or any substantial part of its assets; or (ii) there shall be commenced against Borrower or any SPE Equity Owner any case, Proceeding, or other action of a nature referred to in clause (i) above by any party other than Lender which (A) results in the entry of an order for relief or any such adjudication or appointment, or (B) remains undismissed, undischarged or unbonded for a period of ninety (90) days; or (iii) there shall be commenced against Borrower or any SPE Equity Owner any case, Proceeding or other action seeking issuance of a warrant of attachment, execution, distraint or similar process against all or any substantial part of its assets which results in the entry of any order by a court of competent jurisdiction for any such relief which shall not have been vacated, discharged, or stayed or bonded pending appeal within ninety (90) days from the entry thereof; or (iv) Borrower or any SPE Equity Owner shall take any action in furtherance of, or indicating its consent to, approval of, or acquiescence in, any of the acts set forth in clause (i), (ii) or (iii) above; and

(l)   any representations and warranties by Borrower or any SPE Equity Owner in this Instrument that are false or misleading in any material respect.

23.   **REMEDIES CUMULATIVE; REMEDIES OF BORROWER.** Each right and remedy provided in this Instrument is distinct from all other rights or remedies under this Instrument or any other Loan Document or afforded by applicable law, and each shall be cumulative and may be exercised concurrently, independently, or successively, in any order. In the event that a claim or adjudication is made that Lender has acted unreasonably or unreasonably delayed acting in any case where, by law or under this Instrument or the other Loan Documents, Lender has an obligation to act reasonably or promptly, Lender shall not be liable for any monetary damages, and Borrower's sole remedy shall be limited to commencing an action seeking injunctive relief or declaratory judgment. Any action or proceeding to determine whether Lender has acted reasonably shall be determined by an action seeking declaratory judgment.

24.   **FORBEARANCE.**

(a)   Lender may (but shall not be obligated to) agree with Borrower, from time to time, and without giving notice to, or obtaining the consent of, or having any effect upon the obligations of, any guarantor or other third party obligor, to take any of the following actions: extend the time for payment of all or any part of the Indebtedness; reduce the payments due under this Instrument, the Note, or any other Loan Document; release anyone liable for the payment of any amounts under this Instrument, the Note, or any other Loan Document; accept a renewal of the Note; modify the terms and time of payment of the Indebtedness; join in any extension or subordination agreement; release any Mortgaged Property; take or release other or additional security; modify the rate of interest or period of amortization of the Note or change the amount of the monthly installments payable under the Note; and otherwise modify this Instrument, the Note, or any other Loan Document.

(b)   Any forbearance by Lender in exercising any right or remedy under the Note, this Instrument, or any other Loan Document or otherwise afforded by applicable law, shall not be a waiver of or preclude the exercise of any other right or remedy, or the subsequent exercise of any right or remedy. The acceptance by Lender of payment of all or any part of the Indebtedness after the due date of such payment, or in an amount which is less than the required payment, shall not be a waiver of Lender's right to require prompt payment when due of all other payments on account of the Indebtedness or to exercise any remedies for any failure to make prompt payment. Enforcement by Lender of any security for the Indebtedness shall not constitute an election by Lender of remedies so as to preclude the exercise of any other right available to Lender. Lender's receipt of any awards or proceeds under Sections 19 and 20 shall not operate to cure or waive any Event of Default.

25.   **LOAN CHARGES.** If any applicable law limiting the amount of interest or other charges permitted to be collected from Borrower is interpreted so that any charge provided for in any Loan Document, whether considered separately or together with other charges levied in connection with any other Loan Document, violates that law, and Borrower is entitled to the benefit of that law, that charge is hereby reduced to the extent necessary to eliminate that violation. The amounts, if any, previously paid to Lender in excess of the permitted amounts shall be applied by Lender to reduce the principal of the Indebtedness. For the purpose of determining whether any applicable law limiting the amount of interest or other charges permitted to be collected from Borrower has been violated, all Indebtedness which constitutes interest, as well as all other charges levied in connection with the Indebtedness which constitute interest, shall be deemed to be allocated and spread over the stated term of the Note. Unless otherwise required by applicable law, such allocation and spreading shall be effected in such a manner that the rate of interest so computed is uniform throughout the stated term of the Note.

26.   **WAIVER OF STATUTE OF LIMITATIONS, OFFSETS, AND COUNTERCLAIMS.** Borrower hereby waives the right to assert any statute of limitations as a bar to the enforcement of the lien of this Instrument or to any action brought to enforce any Loan Document. Borrower hereby waives the right to assert a counterclaim, other than a compulsory counterclaim, in any action or proceeding brought against it by Lender or otherwise to offset any obligations to make the payments required by the Loan Documents. No failure by Lender to perform any of its obligations hereunder shall be a valid defense to, or result in any offset against, any payments that Borrower is obligated to make under any of the Loan Documents.

27.   **WAIVER OF MARSHALLING.** Notwithstanding the existence of any other security interests in the Mortgaged Property held by Lender or by any other party, Lender shall have the right to determine the order in which any or all of the Mortgaged Property shall be subjected to the remedies provided in this Instrument, the Note, any other Loan Document or applicable law. Lender shall have the right to determine the order in which any or all portions of the Indebtedness are satisfied from the proceeds realized upon the exercise of such remedies. Borrower and any party who now or in the future acquires a security interest in the Mortgaged Property and who has actual or constructive notice of this Instrument waives any and all right to require the marshalling of assets or to require that any of the Mortgaged Property be sold in the inverse order of alienation or that any of the Mortgaged Property be sold in parcels or as an entirety in connection with the exercise of any of the remedies permitted by applicable law or provided in this Instrument.

28.   **FURTHER ASSURANCES; LENDER'S EXPENSES.** Borrower shall execute, acknowledge, and deliver, at its sole cost and expense, all further acts, deeds, conveyances, assignments, estoppel certificates, financing statements or amendments, transfers and assurances as Lender may require from time to time in order to better assure, grant, and convey to Lender the rights intended to be granted, now or in the future, to Lender under this Instrument and the Loan Documents. Borrower acknowledges and agrees that, in connection with each request by Borrower under this Instrument or any Loan Document, Borrower shall pay all reasonable Attorneys' Fees and Costs and expenses incurred by Lender, including any fees charged by the Rating Agencies, regardless of whether the matter is approved, denied or withdrawn. Any amounts payable by Borrower hereunder shall be deemed a part of the Indebtedness, shall be secured by this Instrument and shall bear interest at the Default Rate if not fully paid within ten (10) days of written demand for payment.

29.   **ESTOPPEL CERTIFICATE.** Within 10 days after a request from Lender, Borrower shall deliver to Lender a written statement, signed and acknowledged by Borrower,

certifying to Lender or any Person designated by Lender, as of the date of such statement, (i) that the Loan Documents are unmodified and in full force and effect (or, if there have been modifications, that the Loan Documents are in full force and effect as modified and setting forth such modifications); (ii) the unpaid principal balance of the Note; (iii) the date to which interest under the Note has been paid; (iv) that Borrower is not in default in paying the Indebtedness or in performing or observing any of the covenants or agreements contained in this Instrument or any of the other Loan Documents (or, if the Borrower is in default, describing such default in reasonable detail); (v) whether or not there are then existing any setoffs or defenses known to Borrower against the enforcement of any right or remedy of Lender under the Loan Documents; and (vi) any additional facts requested by Lender.

30. GOVERNING LAW; CONSENT TO JURISDICTION AND VENUE.

(a) This Instrument, and any Loan Document which does not itself expressly identify the law that is to apply to it, shall be governed by the laws of the jurisdiction in which the Land is located (the "**Property Jurisdiction**").

(b) Borrower agrees that any controversy arising under or in relation to the Note, this Instrument, or any other Loan Document may be litigated in the Property Jurisdiction. The state and federal courts and authorities with jurisdiction in the Property Jurisdiction shall have jurisdiction over all controversies that shall arise under or in relation to the Note, any security for the Indebtedness, or any other Loan Document. Borrower irrevocably consents to service, jurisdiction, and venue of such courts for any such litigation and waives any other venue to which it might be entitled by virtue of domicile, habitual residence or otherwise. However, nothing in this Section 30 is intended to limit Lender's right to bring any suit, action or proceeding relating to matters under this Instrument in any court of any other jurisdiction.

31. NOTICE.

(a) All Notices, demands and other communications ("**Notice**") under or concerning this Instrument shall be in writing. Each Notice shall be addressed to the intended recipient at its address set forth in this Instrument, and shall be deemed given on the earliest to occur of (i) the date when the Notice is received by the addressee; (ii) the first Business Day after the Notice is delivered to a recognized overnight courier service, with arrangements made for payment of charges for next Business Day delivery; or (iii) the third Business Day after the Notice is deposited in the United States mail with postage prepaid, certified mail, return receipt requested.

(b) Any party to this Instrument may change the address to which Notices intended for it are to be directed by means of Notice given to the other party in accordance with this Section 31. Each party agrees that it will not refuse or reject delivery of any Notice given in accordance with this Section 31, that it will acknowledge, in writing, the receipt of any Notice upon request by the other party and that any Notice rejected or refused by it shall be deemed for purposes of this Section 31 to have been received by the rejecting party on the date so refused or rejected, as conclusively established by the records of the U.S. Postal Service or the courier service.

(c) Any Notice under the Note and any other Loan Document that does not specify how Notices are to be given shall be given in accordance with this Section 31.

32. SALE OF NOTE; CHANGE IN SERVICER; LOAN SERVICING. The Note or a partial interest in the Note (together with this Instrument and the other Loan Documents)

may be sold one or more times without prior Notice to Borrower. A sale may result in a change of the Loan Servicer. There also may be one or more changes of the Loan Servicer unrelated to a sale of the Note. If there is a change of the Loan Servicer, Borrower will be given Notice of the change. All actions regarding the servicing of the Loan evidenced by the Note, including the collection of payments, the giving and receipt of Notice, inspections of the Mortgaged Property, inspections of books and records, and the granting of consents and approvals, may be taken by the Loan Servicer unless Borrower receives Notice to the contrary. If Borrower receives conflicting Notices regarding the identity of the Loan Servicer or any other subject, any such Notice from Lender shall govern.

33. SINGLE PURPOSE ENTITY.

(a) Until the Indebtedness is paid in full, each Borrower and SPE Equity Owner shall remain a Single Purpose Entity.

(b) A "**Single Purpose Entity**" means a corporation, limited partnership, or limited liability company which, at all times since its formation and thereafter:

(i) shall not engage in any business or activity, other than the ownership, operation and maintenance of the Mortgaged Property and activities incidental thereto;

(ii) shall not acquire, own, hold, lease, operate, manage, maintain, develop or improve any assets other than the Mortgaged Property and such Personalty as may be necessary for the operation of the Mortgaged Property and shall conduct and operate its business as presently conducted and operated;

(iii) shall preserve its existence as an entity duly organized, validly existing and in good standing (if applicable) under the laws of the jurisdiction of its formation or organization and shall do all things necessary to observe organizational formalities;

(iv) shall not merge or consolidate with any other Person;

(v) shall not take any action to dissolve, wind-up, terminate or liquidate in whole or in part; to sell, transfer or otherwise dispose of all or substantially all of its assets; to change its legal structure; transfer or permit the direct or indirect transfer of any partnership, membership or other equity interests, as applicable, other than Transfers permitted hereunder; issue additional partnership, membership or other equity interests, as applicable; or seek to accomplish any of the foregoing;

(vi) shall not, without the prior unanimous written consent of all of the Borrower's partners, members, or shareholders, as applicable, and, if applicable, the prior unanimous written consent of one hundred percent (100%) of the members of the board of directors or of the board of managers of the Borrower or the SPE Equity Owner: (A) file any insolvency, or reorganization case or proceeding, to institute proceedings to have the Borrower or any SPE Equity Owner be adjudicated bankrupt or insolvent, (B) institute proceedings under any applicable insolvency law, (C) seek any relief under any law relating to relief from debts or the protection of debtors, (D) consent to the filing or institution of bankruptcy or insolvency proceedings against the Borrower or any SPE Equity Owner, (E) file a petition seeking, or consent to, reorganization or relief with respect to the Borrower or any SPE Equity Owner under any applicable federal or state law relating to bankruptcy or insolvency, (F) seek or consent to the appointment of a receiver, liquidator, assignee, trustee, sequestrator, custodian, or any similar official for the Borrower or a substantial part of its property or for any SPE Equity Owner or a substantial part of its property, (G) make any assignment for the benefit of creditors of the Borrower or any SPE Equity Owner, (H) admit in writing the Borrower's or any SPE Equity Owner's inability to pay its debts generally as they become due, or (I) take action in furtherance of any of the foregoing;

(vii)   shall not amend or restate its organizational documents if such change would modify the requirements set forth in this Section 33;

(viii)   shall not own any subsidiary or make any investment in, any other Person;

(ix)   shall not commingle its assets with the assets of any other Person and shall hold all of its assets in its own name;

(x)   shall not incur any debt, secured or unsecured, direct or contingent (including, without limitation, guaranteeing any obligation), other than, (A) the Indebtedness (and any further indebtedness as described in Section 43 with regard to Supplemental Mortgages) and (B) customary unsecured trade payables incurred in the ordinary course of owning and operating the Mortgaged Property provided the same are not evidenced by a promissory note, do not exceed, in the aggregate, at any time a maximum amount of two percent (2%) of the original principal amount of the Indebtedness and are paid within sixty (60) days of the date incurred;

(xi)   shall maintain its records, books of account, bank accounts, financial statements, accounting records and other entity documents separate and apart from those of any other Person and shall not list its assets as assets on the financial statement of any other Person; provided, however, that the Borrower's assets may be included in a consolidated financial statement of its Affiliate provided that (A) appropriate notation shall be made on such consolidated financial statements to indicate the separateness of the Borrower from such Affiliate and to indicate that the Borrower's assets and credit are not available to satisfy the debts and other obligations of such Affiliate or any other Person and (B) such assets shall also be listed on the Borrower's own separate balance sheet;

(xii)   except for capital contributions or capital distributions permitted under the terms and conditions of its organizational documents, shall only enter into any contract or agreement with any general partner, member, shareholder, principal or Affiliate of Borrower or any guarantor, or any general partner, member, principal or Affiliate thereof, upon terms and conditions that are commercially reasonable and substantially similar to those that would be available on an arm's-length basis with third parties;

(xiii) shall not maintain its assets in such a manner that will be costly or difficult to segregate, ascertain or identify its individual assets from those of any other Person;

(xiv) shall not assume or guaranty (excluding any guaranty that has been executed and delivered in connection with the Note) the debts or obligations of any other Person, hold itself out to be responsible for the debts of another Person, pledge its assets to secure the obligations of any other Person or otherwise pledge its assets for the benefit of any other Person, or hold out its credit as being available to satisfy the obligations of any other Person;

(xv) shall not make or permit to remain outstanding any loans or advances to any other Person except for those investments permitted under the Loan Documents and shall not buy or hold evidence of indebtedness issued by any other Person (other than cash or investment-grade securities);

(xvi) shall file its own tax returns separate from those of any other Person, except to the extent that the Borrower is treated as a "disregarded entity" for tax purposes and is not required to file tax returns under applicable law, and shall pay any taxes required to be paid under applicable law;

(xvii) shall hold itself out to the public as a legal entity separate and distinct from any other Person and conduct its business solely in its own name, shall correct any known misunderstanding regarding its separate identity and shall not identify itself or any of its Affiliates as a division or department of any other Person;

(xviii) shall maintain adequate capital for the normal obligations reasonably foreseeable in a business of its size and character and in light of its contemplated business operations and shall pay its debts and liabilities from its own assets as the same shall become due;

(xix) shall allocate fairly and reasonably shared expenses with Affiliates (including, without limitation, shared office space) and use separate stationery, invoices and checks bearing its own name;

(xx) shall pay (or cause the Property Manager to pay on behalf of the Borrower from the Borrower's funds) its own liabilities (including, without limitation, salaries of its own employees) from its own funds;

(xxi) shall not acquire obligations or securities of its partners, members, shareholders, or Affiliates, as applicable;

(xxii) except as contemplated or permitted by the property management agreement with respect to the Property Manager, shall not permit any Affiliate or constituent party independent access to its bank accounts;

(xxiii) shall maintain a sufficient number of employees (if any) in light of its contemplated business operations and pay the salaries of its own employees, if any, only from its own funds;

(xxiv) if such entity is a single member limited liability company, such entity shall (A) be formed and organized under Delaware law, (B) have either (1) one springing member that is a corporation whose stock is 100% owned by the sole member of Borrower and that satisfies the requirements for a corporate springing member set forth below in this subsection or (2) two springing members who are natural persons and (C) otherwise comply with all Rating Agencies criteria for single member limited liability companies (including, without limitation, the delivery of Delaware single member limited liability company opinions acceptable in all respects to Lender and to the Rating Agencies). If the springing member is a corporation, such springing member shall at all times comply, and will cause Borrower to comply, with each of the representations, warranties and covenants contained in this Section 33 as if such representation, warranty or covenant were made directly by such corporation. If there is more than one springing member, only one springing member shall be the sole member of Borrower at any one time, and the second springing member shall become the sole member only upon the first springing member ceasing to be a member, so that at all times Borrower has one and only one member;

(xxv) if such entity is a single member limited liability company that is board-managed, such entity shall have a board of managers separate from that of guarantor and any other Person and shall cause its board of managers to keep minutes of board meetings and actions and observe all other Delaware limited liability company required formalities; and

(xxvi) if a SPE Equity Owner is required pursuant to Section 1(jjjj) of this Instrument, if the Borrower is (A) a limited liability company with more than one member, then the Borrower has and shall have at least one (1) member that is an SPE Equity Owner that has satisfied and shall satisfy the requirements of Section 33(c) below and such member is its managing member, or (B) a limited partnership, then all of its general partners are SPE Equity Owners that have satisfied and shall satisfy the requirements of Section 33(c) below.

(c)   With respect to each SPE Equity Owner, if applicable, a "Single Purpose Entity" means a corporation or a Delaware single member limited liability company which, at all times since its formation and thereafter complies in its own right (subject to the modifications set forth below), and shall cause Borrower to comply, with each of the requirements contained in Section 33(b). Upon the withdrawal or the disassociation of an SPE Equity Owner from Borrower, Borrower shall immediately appoint a new SPE Equity Owner, whose organizational documents are substantially similar to those of the withdrawn or disassociated SPE Equity Owner, and deliver a new nonconsolidation opinion to the Rating Agencies and Lender in form and substance satisfactory to Lender and to the Rating Agencies (unless the opinion is waived by the Rating Agencies), with regard to nonconsolidation by a bankruptcy court of the assets of each of the Borrower and SPE Equity Owner with those of its Affiliates.

(i)   With respect to Sections 33(b)(i) and 33(b)(x) the SPE Equity Owner shall not engage in any business or activity other than being the sole managing member or general partner, as the case may be, of the Borrower and owning at least a 0.5% equity interest in Borrower;

(ii) With respect to Section 33(b)(ii), the SPE Equity Owner has not and shall not acquire or own any assets other than its equity interest in the Borrower and personal property related thereto; and

(iii) With respect to Section 33(b)(viii), the SPE Equity Owner shall not own any subsidiary or make any investment in any other Person, except for Borrower;

(iv) With respect to Section 33(b)(xiv), the SPE Equity Owner shall not assume or guaranty the debts or obligations of any other Person, hold itself out to be responsible for the debts of another Person, pledge its assets to secure the obligations of any other Person or otherwise pledge its assets for the benefit of any other Person, or hold out its credit as being available to satisfy the obligations of any other Person, except for in its capacity as general partner of the Borrower (if applicable);

(v) With respect to Section 33(b)(x), the SPE Equity Owner has not and shall not incur any debt, secured or unsecured, direct or contingent (including, without limitation, guaranteeing any obligation), other than (A) customary unsecured payables incurred in the ordinary course of owning the Borrower provided the same are not evidenced by a promissory note, do not exceed, in the aggregate, at any time a maximum amount of $10,000 and are paid within sixty (60) days of the date incurred and (B) except in its capacity as general partner of the Borrower (if applicable).

(d) [INTENTIONALLY DELETED]

(e) Notwithstanding anything to the contrary in this Instrument, no Transfer will be permitted under Sections 21(c), (d), (e) or (f) unless the provisions of this Section 33 are satisfied at all times.

34. SUCCESSORS AND ASSIGNS BOUND. This Instrument shall bind, and the rights granted by this Instrument shall inure to, the respective successors and assigns of Lender and Borrower. However, a Transfer not permitted by Section 21 shall be an Event of Default.

35. JOINT AND SEVERAL LIABILITY. If more than one Person signs this Instrument as Borrower, the obligations of such Persons shall be joint and several.

36. RELATIONSHIP OF PARTIES; NO THIRD PARTY BENEFICIARY.

(a) The relationship between Lender and Borrower shall be solely that of creditor and debtor, respectively, and nothing contained in this Instrument shall create any other relationship between Lender and Borrower.

(b) No creditor of any party to this Instrument and no other Person shall be a third party beneficiary of this Instrument or any other Loan Document. Without limiting the generality of the preceding sentence, (i) any arrangement (a "Servicing Arrangement") between the Lender and any Loan Servicer for loss sharing or interim advancement of funds shall constitute a contractual obligation of such Loan Servicer that is independent of the obligation of Borrower for the payment of the Indebtedness, (ii) Borrower shall not be a third party beneficiary of any Servicing Arrangement, and (iii) no payment by the Loan Servicer under any Servicing Arrangement will reduce the amount of the Indebtedness.

37. **SEVERABILITY; AMENDMENTS.** The invalidity or unenforceability of any provision of this Instrument shall not affect the validity or enforceability of any other provision, and all other provisions shall remain in full force and effect. This Instrument contains the entire agreement among the parties as to the rights granted and the obligations assumed in this Instrument. This Instrument may not be amended or modified except by a writing signed by the party against whom enforcement is sought; provided, however, that in the event of a Transfer prohibited by or requiring Lender's approval under Section 21, any or some or all of the Modifications to Instrument set forth in Exhibit B (if any) may be modified or rendered void by Lender at Lender's option by Notice to Borrower and the transferee(s).

38. **CONSTRUCTION.** The captions and headings of the Sections of this Instrument are for convenience only and shall be disregarded in construing this Instrument. Any reference in this Instrument to an "Exhibit" or a "Section" shall, unless otherwise explicitly provided, be construed as referring, respectively, to an Exhibit attached to this Instrument or to a Section of this Instrument. All Exhibits attached to or referred to in this Instrument are incorporated by reference into this Instrument. Any reference in this Instrument to a statute or regulation shall be construed as referring to that statute or regulation as amended from time to time. Use of the singular in this Agreement includes the plural and use of the plural includes the singular. As used in this Instrument, the term "including" means "including, but not limited to."

39. **DISSEMINATION OF INFORMATION.** Borrower acknowledges that Lender may provide to third parties with an existing or prospective interest in the servicing, enforcement, evaluation, performance, ownership, purchase, participation or Securitization of the Loan, including, without limitation, any of the Rating Agencies, any entity maintaining databases on the underwriting and performance of commercial mortgage loans, as well as governmental regulatory agencies having regulatory authority over Lender, any and all information which Lender now has or may hereafter acquire relating to the Loan, the Mortgaged Property, Borrower, any SPE Equity Owner or any guarantor, as Lender determines necessary or desirable and that such information may be included in disclosure documents in connection with a Securitization or syndication of participation interests, including, without limitation, a prospectus, prospectus supplement, offering memorandum, private placement memorandum or similar document (each, a "**Disclosure Document**") and also may be included in any filing with the Securities and Exchange Commission pursuant to the Securities Act or the Securities Exchange Act. To the fullest extent permitted under applicable law, Borrower irrevocably waives all rights, if any, to prohibit such disclosure, including, without limitation, any right of privacy.

40. **NO CHANGE IN FACTS OR CIRCUMSTANCES.** Borrower warrants that (a) all information in the application for the Loan submitted to Lender (the "**Loan Application**") and in all financial statements, Rent Schedules, reports, certificates and other documents submitted in connection with the Loan Application are complete and accurate in all material respects; and (b) there has been no material adverse change in any fact or circumstance that would make any such information incomplete or inaccurate.

41. **SUBROGATION.** If, and to the extent that, the proceeds of the Loan evidenced by the Note, or subsequent advances under Section 12, are used to pay, satisfy or discharge a Prior Lien, such Loan proceeds or advances shall be deemed to have been advanced by Lender at Borrower's request, and Lender shall automatically, and without further action on its part, be

subrogated to the rights, including lien priority, of the owner or holder of the obligation secured by the Prior Lien, whether or not the Prior Lien is released.

42. [INTENTIONALLY DELETED]

43. SUPPLEMENTAL FINANCING.

(a) This Section shall apply only if at the time of any application referred to below, the Federal Home Loan Mortgage Corporation ("**Freddie Mac**") has in effect a product described in its *Multifamily Seller/Servicer Guide* under which it purchases supplemental mortgages on multifamily properties that meet specified criteria (a "**Supplemental Mortgage Product**").

(b) After the first anniversary of the date of this Instrument (the "**First Mortgage**"), Freddie Mac will consider an application from an originating lender that is generally approved by Freddie Mac to sell mortgages to Freddie Mac under the Supplemental Mortgage Product (an "**Approved Seller/Servicer**") for the purchase by Freddie Mac of a proposed indebtedness of Borrower to the Approved Seller/Servicer to be secured by one or more supplemental mortgages on the Mortgaged Property (such indebtedness and supplemental mortgages being referred to together as a "**Supplemental Mortgage**"). Freddie Mac will purchase each Supplemental Mortgage secured by the Mortgaged Property if the following conditions are satisfied:

(i) At the time of the proposed Supplemental Mortgage, no Event of Default shall have occurred and be continuing and no event or condition shall have occurred and be continuing that, with the giving of Notice or the passage of time, or both, would become an Event of Default;

(ii) Borrower and the Mortgaged Property must be acceptable to Freddie Mac under its Supplemental Mortgage Product;

(iii) New loan documents must be entered into to reflect each Supplemental Mortgage, such documents to be acceptable to Freddie Mac in its sole discretion;

(iv) Each Supplemental Mortgage will not cause the combined debt service coverage ratio of the Mortgaged Property after each Supplemental Mortgage to be less than 1.25:1, subject to increase in accordance with Freddie Mac's then-current policies ("**Required DSCR**"), as determined by Freddie Mac. As used in this Section, the term "combined debt service coverage ratio" means, with respect to the Mortgaged Property, the ratio of (A) the annual net operating income from the operations of the Mortgaged Property at the time of the proposed Supplemental Mortgage to (B) the aggregate of the annual principal and interest payable on (I) the Indebtedness under. this Instrument (using a 30-year amortization schedule), (II) any "Indebtedness" as defined in any security instruments recorded against the Mortgaged Property (using a 30-year amortization schedule for any Supplemental Mortgages) and (III) the proposed "Indebtedness" for any Supplemental Mortgage (using a 30-year amortization schedule). The annual net operating income of the Mortgaged Property will be as determined by Freddie Mac in its sole discretion considering factors such as income in place at the time of the proposed

Supplemental Mortgage and income during the preceding twelve (12) months, and actual, historical and anticipated operating expenses. Freddie Mac shall determine the combined debt service coverage ratio of the Mortgaged Property based on its underwriting. Borrower shall provide Freddie Mac such financial statements and other information Freddie Mac may require to make these determinations;

(v) Each Supplemental Mortgage will not cause the combined loan to value ratio of the Mortgaged Property after each Supplemental Mortgage to exceed 72% ("Required LTV"), as determined by Freddie Mac. As used in this Section, "combined loan to value ratio" means, with respect to the Mortgaged Property, the ratio, expressed as a percentage, of (A) the aggregate outstanding principal balances of (I) the Indebtedness under this Instrument, (II) any "Indebtedness" as defined in any security instruments recorded against the Mortgaged Property and (III) the proposed "Indebtedness" for any Supplemental Mortgage, to (B) the value of the Mortgaged Property. Freddie Mac shall determine the combined loan to value ratio of the Mortgaged Property based on its underwriting. Borrower shall provide Freddie Mac such financial statements and other information Freddie Mac may require to make these determinations. In addition, Freddie Mac, at Borrower's expense, may obtain MAI appraisals of the Mortgaged Property in order to assist Freddie Mac in making the determinations hereunder. If Freddie Mac requires an appraisal, then the value of the Mortgaged Property that will be used to determine whether the Required LTV has been met shall be the lesser of (A) the appraised value set forth in such appraisal or (B) the value of the Mortgaged Property as determined by Freddie Mac;

(vi) The Borrower's organizational documents are amended to permit the Borrower to incur additional debt in the form of Supplemental Mortgages (Lender shall consent to such amendment(s));

(vii) One or more natural persons or entities acceptable to Freddie Mac executes and delivers to the Approved Seller/Servicer a guaranty in a form acceptable to Freddie Mac with respect to the exceptions to non-recourse liability described in Freddie Mac's form promissory note, unless Freddie Mac has elected to waive its requirement for a guaranty;

(viii) The loan term of each Supplemental Mortgage shall be coterminous with the First Mortgage or longer than the First Mortgage, including any "Extension Period" described in the Note secured by the First Mortgage, at Freddie Mac's discretion;

(ix) The Prepayment Premium Period (as defined in the Note) of each Supplemental Mortgage shall be coterminous with the Prepayment Premium Period or the combined Lockout Period and Defeasance Period (all, as defined in the Note), as applicable, of the First Mortgage;

(x) The interest rate of each Supplemental Mortgage will be determined by Freddie Mac in its sole and absolute discretion;

(xi)   The Lender enters into an intercreditor agreement ("Intercreditor Agreement") acceptable to Freddie Mac and to Lender for each Supplemental Mortgage;

(xii)   Borrower's payment of fees and other expenses charged by Lender, Freddie Mac, the Approved Seller/Servicer, and the Rating Agencies (including reasonable Attorneys' Fees and Costs) in connection with reviewing and originating each Supplemental Mortgage;

(xiii)   Notwithstanding anything to the contrary in Section 7 of this Instrument, Borrower shall make deposits under this First Mortgage for the payment of any Impositions, so long as a Supplemental Mortgage is outstanding, and such deposits shall be credited to the payment of such Impositions under any Supplemental Mortgage;

(xiv)   If any Supplemental Mortgage is outstanding, the Borrower must obtain the consent of the lender for each Supplemental Mortgage prior to agreeing to any modifications or amendments to the Loan Documents;

(xv)   All other requirements of the Supplemental Mortgage Product must be met, unless Freddie Mac has elected to waive one or more of its requirements.

(c)   No later than 5 Business Days after Lender's receipt of a written request from Borrower, Lender shall provide the following information to an Approved Seller/Servicer upon Borrower's written request. Lender shall only be obligated to provide this information in connection with Borrower's request for a Supplemental Mortgage from an Approved Seller/Servicer; provided, however, if Freddie Mac is the owner of the Note, Lender shall not be obligated to provide such information:

(i)   the then-current outstanding principal balance of the First Mortgage;

(ii)   payment history of the First Mortgage;

(iii)   whether taxes, insurance, ground rents, replacement reserves, repair escrows, or other escrows are being collected on the First Mortgage and the amount of each such escrow as of the date of the request;

(iv)   whether any repairs, capital replacements or improvements or rental achievement or burn-off guaranty requirements are existing or outstanding under the terms of the First Mortgage;

(v)   a copy of the most recent inspection report for the Mortgaged Property;

(vi)   whether any modifications or amendments have been made to the Loan Documents for the First Mortgage since origination of the First Mortgage and, if applicable, a copy of such modifications and amendments; and

(vii)   whether to Lender's knowledge any Event of Default exists under the First Mortgage.

(d)   Lender shall have no obligation to consent to any mortgage or lien on the Mortgaged Property that secures any indebtedness other than the Indebtedness, except as set forth herein.

(e)   If a Supplemental Mortgage is made to Borrower, Borrower agrees that the terms of the Intercreditor Agreement shall govern with respect to any distributions of excess proceeds by Lender to the Approved Seller/Servicer, Freddie Mac or their successors and/or assigns (collectively, the "**Junior Lender**"), and Borrower agrees that Lender may distribute any excess proceeds received by Lender pursuant to the Loan Documents to Junior Lender pursuant to the Intercreditor Agreement.

44.   **DEFEASANCE (Section Applies if Loan is Assigned to REMIC Trust Prior to the Cut-off Date).** This Section 44 shall apply in the event the Note is assigned to a REMIC trust prior to the Cut-off Date, and, subject to Section 44(a) and (c) below, Borrower shall have the right to defease the Loan in whole ("**Defeasance**") and obtain the release of the Mortgaged Property from the lien of this Instrument upon the satisfaction of the following conditions:

(a)   Borrower shall not have the right to obtain Defeasance at any of the following times:

(i)   if the Loan is not assigned to a REMIC trust;

(ii)   during the Lockout Period (as defined in the Note);

(iii)   after the expiration of the Defeasance Period (as defined in the Note); or

(iv)   after Lender has accelerated the maturity of the unpaid principal balance of, accrued interest on, and other amounts payable under, the Note pursuant to Section 6 of the Note.

(b)   Borrower shall give Lender Notice (the "**Defeasance Notice**") specifying a Business Day (the "**Defeasance Closing Date**") on which Borrower desires to close the Defeasance. The Defeasance Closing Date specified by Borrower may not be more than 60 calendar days, nor less than 30 calendar days, after the date on which the Defeasance Notice is received by Lender. Lender will acknowledge receipt of the Defeasance Notice and will state in such receipt whether Lender will designate the Successor Borrower or will permit Borrower to designate the Successor Borrower.

(c)   The Defeasance Notice must be accompanied by a $10,000 non-refundable fee (the "**Defeasance Fee**"). If Lender does not receive the Defeasance Fee, then Borrower's right to obtain Defeasance pursuant to that Defeasance Notice shall terminate.

(d)   (i)   If Borrower timely pays the Defeasance Fee, but Borrower fails to perform its other obligations hereunder, Lender shall have the right to retain the Defeasance Fee as liquidated damages for Borrower's default and, except as provided in Section 44(d)(ii), Borrower shall be released from all further obligations under this Section 44. Borrower acknowledges that Lender will incur financing costs in arranging and preparing for the release of the Mortgaged Property from the lien of this Instrument in reliance on the executed Defeasance Notice. Borrower agrees that the Defeasance Fee represents a fair and reasonable estimate, taking into account all circumstances existing on the date of this Instrument, of the damages Lender will incur by reason of Borrower's default.

(ii) In the event that the Defeasance is not consummated on the Defeasance Closing Date for any reason, Borrower agrees to reimburse Lender for all third party costs and expenses (other than financing costs covered by Section 44(d)(i) above) incurred by Lender in reliance on the executed Defeasance Notice, within 5 Business Days after Borrower receives a written demand for payment, accompanied by a statement, in reasonable detail, of Lender's third party costs and expenses.

(iii) All payments required to be made by Borrower to Lender pursuant to this Section 44 shall be made by wire transfer of immediately available funds to the account(s) designated by Lender in its acknowledgement of the Defeasance Notice.

(e) No Event of Default has occurred and is continuing.

(f) The documents required to be delivered to Lender on or prior to the Defeasance Closing Date are:

(i) an opinion of counsel for Borrower, in form and substance satisfactory to Lender, to the effect that Lender has a valid and perfected lien and security interest of first priority in the Defeasance Collateral and the proceeds thereof;

(ii) an opinion of counsel for Borrower, in form and substance satisfactory to Lender, to the effect that the Pledge Agreement is duly authorized, executed, delivered and enforceable against Borrower in accordance with the respective terms;

(iii) unless waived by Lender or unless Lender designates the Successor Borrower, an opinion of counsel for Successor Borrower, in form and substance satisfactory to Lender, to the effect that the Transfer and Assumption Agreement is duly authorized, executed, delivered and enforceable against Successor Borrower in accordance with the respective terms;

(iv) unless waived by Lender or unless Lender designates the Successor Borrower, an opinion of counsel for Successor Borrower, in form and substance satisfactory to Lender, to the effect that the Successor Borrower has been validly created;

(v) if Borrower designates the Successor Borrower, an opinion of counsel for Successor Borrower, in form and substance satisfactory to Lender and to the Rating Agencies, with regard to nonconsolidation of the assets of the Successor Borrower with those of its Affiliates by a bankruptcy court;

(vi) unless waived by Lender, an opinion of counsel for Borrower, in form and substance satisfactory to Lender, to the effect that:

(A) if, as of the Defeasance Closing Date, the Note is held by a REMIC trust, (1) the Defeasance has been effected in accordance with the requirements of Treasury Regulation Section 1.860G-2(a)(8) (as such regulation may be modified, amended or replaced from time to time), (2) the qualification and status of the REMIC trust as a REMIC will not be adversely affected or impaired as a result of the Defeasance, and (3) the REMIC trust will not incur a tax under Section 860G(d) of the Tax Code as a result of the Defeasance, and

(B) the Defeasance will not result in a "sale or exchange" of the Note within the meaning of Section 1001(c) of the Tax Code and the temporary and final regulations promulgated thereunder;

(vii) if any certificates evidencing the Securitization remain outstanding, a Rating Confirmation;

(viii) unless waived by Lender, a written certificate from an independent certified public accounting firm (reasonably acceptable to Lender), confirming that the Defeasance Collateral will generate cash sufficient to make all Scheduled Debt Payments as they fall due under the Note, including full payment due on the Note on the Maturity Date;

(ix) Lender's form of a pledge and security agreement ("**Pledge Agreement**") and financing statements which pledge and create a first priority security interest in the Defeasance Collateral in favor of Lender;

(x) Lender's form of a transfer and assumption agreement ("**Transfer and Assumption Agreement**"), whereupon Borrower and any guarantor (in each case, subject to satisfaction of all requirements hereunder) shall be relieved from liability in connection with the Loan (other than any liability under Section 18 of this Instrument for events that occur prior to the Defeasance Closing Date, whether discovered before or after the Defeasance Closing Date) and Successor Borrower shall assume all remaining obligations;

(xi) Forms of all documents necessary to release the Mortgaged Property from the liens created by this Instrument and related UCC financing statements (collectively, "**Release Instruments**"), each in appropriate form required by the state in which the Property is located; and

(xii) such other opinions, certificates, documents or instruments as Lender may reasonably request;

(g) Borrower shall deliver to Lender on or prior to the Defeasance Closing Date:

(i) The Defeasance Collateral which meets all requirements of Section 44(g)(ii) below and is owned by Borrower, free and clear of all liens and claims of third-parties;

(ii)   The Defeasance Collateral must be in an amount to provide for (A) redemption payments to occur prior, but as close as possible, to all successive Installment Due Dates occurring under the Note after the Defeasance Closing Date and (B) deliver redemption proceeds at least equal to the amount of principal and interest due on the Note on each Installment Due Date including full payment due on the Note on the Maturity Date ("Scheduled Debt Payments"). The Defeasance Collateral shall be arranged such that redemption payments received from the Defeasance Collateral are paid directly to Lender to be applied on account of the Scheduled Debt Payments. Unless otherwise agreed in writing by Lender, the pledge of the Defeasance Collateral shall be effectuated through the book-entry facilities of a qualified securities intermediary designated by Lender in conformity with all applicable laws; and

(iii)   All accrued and unpaid interest and all other sums due under the Note, this Instrument and under the other Loan Documents, including, without limitation, all amounts due under Section 44(i) below, up to the Defeasance Closing Date shall be paid in full on or prior to the Defeasance Closing Date.

(h)   If Lender permits Borrower to designate the Successor Borrower, then Borrower shall, at Borrower's expense, designate or establish an accommodation borrower ("Successor Borrower") satisfactory to Lender (or Lender, at its option, may designate the Successor Borrower) which satisfies Lender's then current requirements for a "Single Purpose Entity" to assume at the time of Defeasance ownership of the Defeasance Collateral and liability for all of Borrower's obligations under the Pledge Agreement and the Loan Documents (to the extent that liability thereunder survives release of this Instrument). Borrower shall pay to Successor Borrower a fee of $1,000.00 as consideration of Successor Borrower's assumption of Borrower's obligations under the Loan Documents. Notwithstanding any contrary provision hereunder, no Transfer fee is payable to Lender upon a Transfer of the Loan in accordance with this Section.

(i)   Borrower shall pay all reasonable costs and expenses incurred by Lender in connection with the Defeasance in full on or prior to the Defeasance Closing Date, which payment is required prior to Lender's issuance of the Release Instruments and whether or not Defeasance is completed. Such expenses include, without limitation, all fees, costs and expenses incurred by Lender and its agents in connection with the Defeasance (including, without limitation, reasonable Attorneys' Fees and Costs for the review and preparation of the Pledge Agreement and of the other materials described herein and any related documentation, and any servicing fees, Rating Agencies' fees or other costs related to the Defeasance); the cost incurred by Lender to obtain a Rating Confirmation contemplated hereunder; reasonable Attorneys' Fees and Costs; and a processing fee to cover Lender's administrative costs to process Borrower's Defeasance request. Lender reserves the right to require that Borrower post a deposit to cover costs which Lender reasonably anticipates will be incurred.

45.   INTENTIONALLY DELETED.

46.   LENDER'S RIGHTS TO SELL OR SECURITIZE. Borrower acknowledges that Lender, and each successor to Lender's interest, may (without prior Notice to Borrower or Borrower's prior consent), sell or grant participations in the Loan (or any part thereof), sell or subcontract the servicing rights related to the Loan, securitize the Loan or include the Loan as part of a trust. Borrower, at its expense, agrees to cooperate with all reasonable requests of

Lender in connection with any of the foregoing including, without limitation, executing any financing statements or other documents deemed necessary by Lender or its transferee to create, perfect or preserve the rights and interest to be acquired by such transferee, providing any updated financial information with appropriate verification through auditors letters, delivering a so called "10b-5" opinion, revised organizational documents and counsel opinions satisfactory to the Rating Agencies, executed amendments to the Loan Documents, and review information contained in a preliminary or final private placement memorandum, prospectus, prospectus supplements or other Disclosure Document, and providing a mortgagor estoppel certificate and such other information about Borrower, any SPE Equity Owner, any guarantor, any Property Manager or the Mortgaged Property as Lender may require for Lender's offering materials.

47. **SECURITIZATION INDEMNIFICATION.** Borrower and each guarantor agree to provide in connection with each Disclosure Document, an indemnification certificate: (a) certifying that all sections of such Disclosure Document relating to Borrower, any SPE Equity Owner, any guarantors, any Property Manager, their respective Affiliates, the Loan, the Loan Documents and the Mortgaged Property, and any risks or special considerations relating thereto, including, without limitation, the sections entitled "Special Considerations," and/or "Risk Factors," and "Certain Legal Aspects of the Mortgage Loan," or similar sections, as such sections relate thereto, have been carefully examined, and that, to the best of such indemnitor's knowledge, such sections (and any other sections reasonably requested) do not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in the light of the circumstances under which they were made, not misleading; (b) indemnifying Lender (and for purposes of this Section 47, Lender shall include its officers and directors) and any Affiliate of Lender that (i) has filed the registration statement, if any, relating to the Securitization and/or (ii) which is acting as issuer, depositor, sponsor and/or in a similar capacity with respect to the Securitization (any entity described in (i) or (ii), an "**Issuer Person**"), and each director and officer of any Issuer Person, and each entity who Controls any Issuer Person within the meaning of Section 15 of the Securities Act or Section 20 of the Securities Exchange Act (collectively, "**Issuer Group**"), and each entity which is acting as an underwriter, manager, placement agent, initial purchaser or in a similar capacity with respect to the Securitization, each of its directors and officers and each entity who Controls any such entity within the meaning of Section 15 of the Securities Act or Section 20 of the Securities Exchange Act which is acting as an underwriter, manager, placement agent, initial purchaser or in a similar capacity with respect to the Securitization, each of its directors and officers and each entity who Controls any such entity within the meaning of Section 15 of the Securities Act and Section 20 of the Securities Exchange Act (collectively, "**Underwriter Group**") for any losses to which Lender, the Issuer Group or the Underwriter Group may become subject insofar as the losses arise out of or are based upon any untrue statement of any material fact contained in such section or arise out of or are based upon the omission to state therein a material fact required to be stated in such sections necessary in order to make the statements in such sections or in light of the circumstances under which they were made, not misleading (collectively, "**Securities Liabilities**"); and (c) agreeing to reimburse Lender, the Issuer Group and the Underwriter Group for any legal or other expenses reasonably incurred by Lender, the Issuer Group and the Underwriter Group in investigating or defending the Securities Liabilities; provided, however, that indemnitor will be liable under clauses (b) or (c) above only to the extent that such Securities Liabilities arise out of, or are based upon, any such untrue statement or omission made therein in reliance upon, and in conformity with, information furnished to Lender or any member of the Issuer Group or Underwriter Group by or on behalf of Borrower or a guarantor in connection with the preparation of the Disclosure Documents or in connection with the underwriting of the Loan, including, without limitation, financial statements of Borrower, any SPE Equity Owner or any guarantor, and operating statements, rent rolls, environmental site

assessment reports and property condition reports with respect to the Mortgaged Property (other than any such misstatements contained in (or omissions from) third party reports prepared by third parties not affiliated directly or indirectly with Borrower). This indemnity is in addition to any liability which Borrower may otherwise have and shall be effective whether or not an indemnification certificate described above is provided and shall be applicable based on information previously provided by or on behalf of Borrower or a guarantor if the indemnification certificate is not provided. Notwithstanding the foregoing, any indemnification certificate may expressly exclude any information contained in third party reports prepared by parties that are not Affiliates of Borrower or any guarantor ("**Third Party Information**"), and the obligations and liability of Borrower and any guarantor pursuant to this Section shall not extend to the Third Party Information.

48.　　**WARRANTIES OF BORROWER.** Borrower, for itself and its successors and assigns, does hereby represent, warrant and covenant to and with Lender, its successors and assigns, that:

(a)　　The representations, warranties and covenants contained in this Instrument survive for as long as any Indebtedness remains outstanding;

(b)　　None of the items shown in the Schedule of Title Exceptions will materially or adversely affect (i) the ability of the Borrower to pay the Loan in full, (ii) the use for which all or any part of the Mortgaged Property is being used at the time this Instrument was executed, except as set forth in Section 11 of this Instrument, (iii) the operation of the Mortgaged Property or (iv) the value of the Mortgaged Property;

(c)　　Borrower is not an "investment company", or a company Controlled by an "investment company," as such terms are defined in the Investment Company Act of 1940, as amended;

(d)　　Borrower is not an "employee benefit plan," as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("**ERISA**"), which is subject to Title I of ERISA and the assets of Borrower do not constitute "plan assets" of one or more such plans within the meaning of 29 C.F.R. Section 2510.3-101;

(e)　　Borrower will give prompt written Notice to Lender of any litigation or governmental proceedings pending or, to the best of Borrower's knowledge, threatened (in writing) against Borrower which might have a Material Adverse Effect as defined below.

(f)　　There are no judicial, administrative, mediation or arbitration actions, suits or proceedings pending or, to the best of Borrower's knowledge, threatened (in writing) against or affecting Borrower (and, if Borrower is a limited partnership, any of its general partners or if Borrower is a limited liability company, any member of Borrower) or the Mortgaged Property which, if adversely determined, would have a material adverse effect on (i) the Mortgaged Property, (ii) the business, prospects, profits, operations or condition (financial or otherwise) of Borrower, (iii) the enforceability, validity, perfection or priority of the lien of any Loan Document, or (iv) the ability of Borrower to perform any obligations under any Loan Document (collectively, a "**Material Adverse Effect**").

(g)　　With regard to ERISA:

(i)   Borrower shall not engage in any transaction which would cause an obligation, or action taken or to be taken, hereunder (or the exercise by Lender of any of its rights under the Note, this Instrument or any of the other Loan Documents) to be a non-exempt (under a statutory or administrative class exemption) prohibited transaction under ERISA.

(ii)   Borrower further covenants and agrees to deliver to Lender such certifications or other evidence from time to time throughout the term of this Instrument, as requested by Lender in its sole discretion, that (A) Borrower is not an "employee benefit plan" as defined in Section 3(e) of ERISA, which is subject to Title I of ERISA, or a "governmental plan" within the meaning of Section 3(3) of ERISA; (B) Borrower is not subject to state statutes regulating investments and fiduciary obligations with respect to governmental plans; and (C) one or more of the following circumstances is true:

    (1)   Equity interests in Borrower are publicly offered securities within the meaning of 29 C.F.R. Section 2510.3-101(b)(2), as amended from time to time or any successor provision;

    (2)   Less than twenty-five percent (25%) of each outstanding class of equity interests in Borrower are held by "benefit plan investors" within the meaning of 29 C.F.R. 2510.3-101(f)(2), as amended from time to time or any successor provision; or

    (3)   Borrower qualifies as an "operating company" or a "real estate operating company" within the meaning of 29 C.F.R. Section 2510.3-101(c), as amended from time to time or any successor provision, or within the meaning of 29 C.F.R. Section 2510.3-101(e) as an investment company registered under the Investment Company Act of 1940.

(iii)   BORROWER SHALL INDEMNIFY LENDER AND DEFEND AND HOLD LENDER HARMLESS FROM AND AGAINST ALL CIVIL PENALTIES, EXCISE TAXES, OR OTHER LOSS, COST, DAMAGE AND EXPENSE (INCLUDING, WITHOUT LIMITATION, REASONABLE ATTORNEYS' FEES AND COSTS INCURRED IN THE INVESTIGATION, DEFENSE AND SETTLEMENT OF CLAIMS AND LOSSES INCURRED IN CORRECTING ANY PROHIBITED TRANSACTION OR IN THE SALE OF A PROHIBITED LOAN, AND IN OBTAINING ANY INDIVIDUAL PROHIBITED TRANSACTION EXEMPTION UNDER ERISA THAT MAY BE REQUIRED, IN LENDER'S SOLE DISCRETION) THAT LENDER MAY INCUR, DIRECTLY OR INDIRECTLY, AS A RESULT OF DEFAULT UNDER THIS SECTION 48. THIS INDEMNITY SHALL SURVIVE ANY TERMINATION, SATISFACTION OR FORECLOSURE OF THIS INSTRUMENT.

49.   COOPERATION WITH RATING AGENCIES AND INVESTORS. Borrower covenants and agrees that in the event Lender decides to include the Loan as an asset

of a Secondary Market Transaction, Borrower shall (a) at Lender's request, meet with representatives of the Rating Agencies and/or investors to discuss the business and operations of the Mortgaged Property, and (b) permit Lender or its representatives to provide related information to the Rating Agencies and/or investors, and (c) cooperate with the reasonable requests of the Rating Agencies and/or investors in connection with all of the foregoing.

50.   RESERVED.

51.   RESERVED.

52.   RESERVED.

53.   RESERVED.

54.   RESERVED.

55.   RESERVED.

56.   RESERVED.

57.   RESERVED.

58.   RESERVED.

59.   RESERVED.

60.   **ACCELERATION; REMEDIES.** At any time during the existence of an Event of Default, Lender, at Lender's option, may declare the Indebtedness to be immediately due and payable without further demand, and may invoke the power of sale and any other remedies permitted by Virginia law or provided in this Instrument or in any other Loan Document. Borrower acknowledges that Lender may exercise the power of sale granted by this Instrument without prior judicial hearing to the extent allowed by Virginia law. Borrower has the right to bring an action to assert that an Event of Default does not exist or to raise any other defense Borrower may have to acceleration and sale. Lender shall be entitled to collect all costs and expenses incurred in pursuing such remedies, including fees and out-of-pocket costs of attorneys, including Lender's in-house counsel, and costs of documentary evidence, abstracts and title reports.

If Lender invokes the power of sale, Lender or Trustee shall deliver a copy of a notice of sale to Borrower in the manner prescribed by Virginia law. Trustee shall give public notice of the sale in the manner prescribed by Virginia law and shall sell the Mortgaged Property in accordance with Virginia law. Trustee, without demand on Borrower, shall sell the Mortgaged Property at public auction to the highest bidder at the time and place and under the terms designated in the notice of sale in one or more parcels and in such order as Trustee may determine. Trustee may postpone the sale of all or any part of the Mortgaged Property in accordance with Virginia law. Lender or Lender's designee may purchase the Mortgaged Property at any sale.

Trustee shall deliver to the purchaser at the sale, within a reasonable time after the sale, a deed conveying the Mortgaged Property so sold with special warranty of title. The recitals in Trustee's deed shall be prima facie evidence of the truth of the statements made in the recitals.

Trustee shall apply the proceeds of the sale in the following order unless Virginia law recites a different order of distribution: (a) to all costs and expenses of the sale, including Trustee's fees in an amount prescribed by Virginia law, or if Trustee's fees are not so prescribed, in an amount equal to 5 percent of the gross sale price, attorneys' fees and costs of title evidence; (b) to the discharge of all Taxes, if any, as provided by Virginia law; (c) to the Indebtedness in such order as Lender, in Lender's discretion, directs; and (d) the excess, if any, to the person or persons legally entitled to the excess, including, if any, the holders of liens inferior to this Instrument in the order of their priority, provided that Trustee has actual notice of such liens. Trustee shall not be required to take possession of the Mortgaged Property before the sale or to deliver possession of the Mortgaged Property to the purchaser at the sale.

61.   **RELEASE.** Upon payment of the Indebtedness, Lender shall request Trustee to release this Instrument and shall deliver the Note to Trustee. Trustee shall release this Instrument. Borrower shall pay Trustee's reasonable costs incurred in releasing this Instrument.

62.   **SUBSTITUTE TRUSTEE.** Lender may from time to time, in Lender's discretion, remove Trustee and appoint a successor trustee to any Trustee appointed under this Instrument. Without conveyance of the Mortgaged Property, the successor trustee shall succeed to all the title, power and duties conferred upon the predecessor Trustee and by applicable law.

63.   **STATUTORY PROVISIONS.** The following provisions of Section 55-60, Code of Virginia (1950), as amended, are made applicable to this Instrument:

> Exemptions waived
> Subject to call upon default
> Renewal or extension permitted
> Substitution of trustee permitted
> Any trustee may act

64.   **WAIVER OF TRIAL BY JURY. BORROWER AND LENDER EACH (A) COVENANTS AND AGREES NOT TO ELECT A TRIAL BY JURY WITH RESPECT TO ANY ISSUE ARISING OUT OF THIS INSTRUMENT OR THE RELATIONSHIP BETWEEN THE PARTIES AS BORROWER AND LENDER THAT IS TRIABLE OF RIGHT BY A JURY AND (B) WAIVES ANY RIGHT TO TRIAL BY JURY WITH RESPECT TO SUCH ISSUE TO THE EXTENT THAT ANY SUCH RIGHT EXISTS NOW OR IN THE FUTURE. THIS WAIVER OF RIGHT TO TRIAL BY JURY IS SEPARATELY GIVEN BY EACH PARTY, KNOWINGLY AND VOLUNTARILY WITH THE BENEFIT OF COMPETENT LEGAL COUNSEL.**

ATTACHED EXHIBITS. The following Exhibits are attached to this Instrument:

| [X] | Exhibit A | Description of the Land (required). |
| [X] | Exhibit B | Modifications to Instrument |

IN WITNESS WHEREOF, Borrower has signed and delivered this Instrument or has caused this Instrument to be signed and delivered by its duly authorized representative.

NLP SWIFT CREEK, LLC, a Delaware limited liability company

By: NTS Realty Holdings Limited Partnership, a Delaware limited partnership, its sole member

By: NTS Realty Capital, Inc., a Delaware corporation, its managing general partner

By: [signature] (SEAL)
Name: Neil A. Mitchell
Title: Sr. Vice Pres.

STATE OF Kentucky

~~CITY~~/COUNTY OF Jefferson, to-wit:

The foregoing instrument was acknowledged before me in the above-stated jurisdiction this 7th day of December, 2009 by Neil A. Mitchell who is Sr. Vice Pres of NTS Realty Capital, Inc., a Delaware corporation, the managing general partner of NTS Realty Holdings Limited Partnership, a Delaware limited partnership, the sole member of NLP Swift Creek, LLC, a Delaware limited liability company, for and on behalf of the limited liability company.

[signature]
Notary Public

My commission expires: April 27, 2010

Notary Registration No. N/A



SUSAN M. HOWARD
NOTARY PUBLIC
STATE AT LARGE KY

EXHIBIT A

Legal Description

Grove at Swift Creek Apartments

A parcel of land in Matoaca District, Chesterfield County, Virginia, containing 32.90 acres, more or less, shown on a plat of survey by Timmons, entitled "PLAT SHOWING: 4 PARCELS OF LAND LYING ON THE EAST LINE OF OLD HUNDRED ROAD RELOCATED TOTALING 50.38 +/- ACRES", dated April 1, 1997, revised November 19, 1997 and December 22, 1997, a copy of which is attached hereto and made a part hereof, and according to which plat such parcel is described as follows:

From The "Point Of Beginning" Along The North Right-Of-Way Of Old Hundred Road (Relocated), At The South-West Corner Of The Lands Of The County Of Chesterfield (As Recorded In Deed Book 6738 At Page 485) The Following 6 Calls; N 77° 30' 07" W. 923.51 Feet To A Point, A VDOT Monument Found; Thence S. 12° 29' 53" W. 87.00 Feet To A Point, A Rod Set; Thence On A Curve To The Right Having A Radius Of 577.62, A Delta Angle Of 78°18'21", A Tangent Of 470.31, A Chord Of 729.41 Bearing N. 38° 20' 57" W., Along The Arc Of A Curve A Length Of 789.43 To A Point, A Rod Found; Thence N. 00° 48' 13" E. A Distance Of 197.64 Feet To A Point, A Rod Found; Thence Along A Curve To The Right Having A Radius Of 1659.76, A Delta Angle Of 12°45'20", A Tangent Of 185.52, A Chord Of 368.74 Bearing N. 07° 10' 53" E., Along The Arc Of A Curve A Length Of 369.50 To A Point, A Rod Found; Thence Along A Curve To The Left Having A Radius Of 522.46 Feet, A Delta Angle Of 9°14'02", A Tangent Of 42.19, A Chord Of 84.11 Bearing N. 08° 56' 34" E., Along The Arc Of A Curve A Length Of 84.20 To A Point, A Rod Set; Thence Leaving Said Old Hundred Road And With Creekpointe Associates, L.P. The Following 6 Calls, S. 89°20' 07" E. 495.94 Feet To A Point, A Rod Found; Thence N. 70°41' 21" E. 23.99 Feet To A Point, A Rod Set; Thence S. 84° 24'24" E. 95.40 Feet To A Point, A Rod Found; Thence N 78° 35' 00" E. 135.12 Feet To A Point, A Rod Found; Thence S. 70° 51' 29" E. 89.23 Feet To A Point, A Rod Found; Thence S. 89°20' 07" E. Passing A Rod Found At 159.77 Feet For A Total Of 179.77 Feet To A Point In The Center Of Little Tomahawk Creek; Thence Along The Center Line Of Little Tomahawk Creek As It Meanders And With The Property Of The County Of Chesterfield The Following 6 Calls (Note Property Runs With Center-Line Of Creek, Bearings And Distance Are Shown To Create A Mathematically Closed Parcel), S. 08°23' 55" E. 152.43 Feet To A Point; Thence S. 18°34' 01" E. 59.53 Feet To A Point; Thence S. 07°07' 03" W. 71.15 Feet To A Point; Thence S. 11°24' 18" E. 51.12 Feet To A Point; Thence S. 01°27' 53" E. 122.55 Feet To A Point; Thence S. 01°34' 14" E. 65.66 Feet To A Point; Thence Leaving The Center Line Of Said Little Tomahawk Creek And Continuing With The Property Of The County Of Chesterfield The Following 8 Calls, Thence Along A Curve To The Left Having A Radius Of 2011.91 Feet A Delta Angle Of 0°27'51", A Tangent Of 8.15, A Chord Of 16.30 Bearing S. 52° 00' 28" E., Along The Arc Of A Curve A Length Of 16.30 Feet To A Point, A Rod Set; Thence S. 52° 14' 24" E. 56.83 Feet To A Point, A Rod Set; Thence N. 37° 45' 36" E. 10.00 Feet To A Point, A Rod Found; Thence S. 52° 14' 24" E. 119.17 Feet To A Point, A Rod Found; Thence Along A Curve To The Right Having A Radius Of 206.28 Feet, A Delta Angle Of 49°55'18", A Tangent Of 96.02, A Chord Of 174.10 Bearing S. 27° 16' 47" E., Along The Arc Of A Curve A Length Of 179.73 Feet To A Point, A Rod Found; Thence S. 02°19' 10" E. 180.95 Feet To A Point, A Rod Found; Thence Along A Curve To The Right With A Radius Of 1299.49 Feet A Delta Angle Of 04°21'24", A Tangent Of 49.43, A Chord Of 98.79 Bearing S. 00° 08' 28" E., Along The Arc Of A Curve A Length Of 98.81 Feet To A Point, A Rod Found; Thence S 02° 02' 14" W. 183.01 Feet To A Point, A Rod Found; Thence Along A Curve To The Left Having A Radius Of 183.05 Feet A Delta Angle Of 25°13'18", A Tangent Of 40.95, A Chord Of 79.93 Bearing S. 10° 34' 28" E., Along The Arc Of A Curve A Length Of 80.58 Feet To A Point, A Rod Set, The Point Beginning

Together With A Non-Exclusive Easement For The Purpose Of Clearing, Grading, Cut And Fill, Storm Water Runoff And Sloping As Set Forth In Easement Agreement Between William F. Stone, Trustee And HSW Swift Creek, L.P. Dated January 28, 1998, Recorded January 29, L998 In Deed Book 3199, Page 956

Together With A Non-Exclusive Easement For The Purpose Of Emergency Access As Set Forth In Easement Agreement (Emergency Access) Between William F. Stone And HSW Swift Creek, L.P. Dated January 28, 1998, Recorded January 29,1998 In Deed Book 3199, Page 961.

EXHIBIT B

MODIFICATIONS TO INSTRUMENT

.The following modifications are made to the text of the Instrument that precedes this Exhibit:

I. TRANSACTION SPECIFIC MODIFICATIONS.

1. The definition of "Loan Documents" in Section 1 must be modified as follows:

"Loan Documents" means the Note, this Instrument, the Assignment of Management Agreement, ~~the Master Cross-Collateralization Agreement~~, all guaranties, all indemnity agreements, all Collateral Agreements, O&M Programs, the MMP and any other documents now or in the future executed by Borrower, any guarantor or any other Person in connection with the Loan evidenced by the Note, as such documents may be amended from time to time. <u>As more fully set forth in Section 69 below, this Instrument secures all of Borrower's obligations under the Master Cross-Collateralization Agreement, including Borrower's obligation to pay the "Total Indebtedness." However, the Master Cross-Collateralization Agreement will not be considered a Loan Document for the purpose of establishing the Indebtedness as defined in this Instrument and in the Note. The definition of Total Indebtedness under the Master Cross-Collateralization Agreement includes the Indebtedness under this Instrument. However, the definition of Indebtedness under this Instrument does not include that portion of the Total Indebtedness for which Borrower would not be liable if the Master Cross-Collateralization Agreement was not in effect.</u>

2. The following definition must be inserted in Section 1:

(vvvv) "Master Cross-Collateralization Agreement" means the Master Cross-Collateralization Agreement of even date herewith by and among Borrower, Lender and the other parties named therein.

3 The fourth sentence of Section 7(b) is deleted and replaced with the following:

Lender shall hold the Imposition Deposits in an interest bearing account. Any interest earned on such moneys shall be added to the Imposition Deposits and disbursed in accordance with the terms and provisions of this Instrument. Lender shall not be responsible for any losses resulting from investment of the Imposition Deposits or for obtaining any specific level or percentage of earnings on such Imposition Deposits.

4. The first paragraph of Section 44 is modified as follows:

This Section 44 shall apply in the event the Note is assigned to a REMIC trust prior to the Cut-off Date, and, subject to Section 44(a) and (c) below, Borrower shall have the right either (x) to defease the Loan in whole and obtain the release of the Mortgaged Property from the lien of this Instrument, or (y) to defease the Loan in part as set forth in Section 68 ("Defeasance"), upon the satisfaction of the following conditions:

5. Section 44(f)(viii) is modified as follows:

(viii) unless waived by Lender, a written certificate from an independent certified public accounting firm (reasonably acceptable to Lender), confirming that the Defeasance Collateral will (A) in the event of a Defeasance of the entire Loan, generate cash sufficient to make all Scheduled Debt Payments as they fall due under the Note, including full payment due on the Note on the Maturity Date, or (B) in the event of a partial Defeasance, generate cash sufficient to make all Scheduled Debt Payments as they fall due under the Defeased Note, including full payment on the Defeased Note on the Maturity Date;

6. Section 44(f)(x) is modified as follows:

(x) Lender's form of a transfer and assumption agreement ("Transfer and Assumption Agreement"), whereupon Borrower and any guarantor (in each case, subject to satisfaction of all requirements hereunder) shall be relieved or, in the case of a partial Defeasance, partially relieved from liability in connection with the Loan (other than, in the event of a Defeasance of the entire Loan, any liability under Section 18 of this Instrument for events that occur prior to the Defeasance Closing Date, whether discovered before or after the Defeasance Closing Date) and Successor Borrower shall assume all remaining obligations;

7. Section 44(f)(xi) is modified as follows:

(xi) In the event of a Defeasance of the entire Loan, forms of all documents necessary to release the Mortgaged Property from the liens created by this Instrument and related UCC financing statements (collectively, "Release Instruments"), each in appropriate form required by the state in which the Mortgaged Property is located; and

8. Section 44(g)(ii) is modified as follows:

(ii) The Defeasance Collateral must be in an amount to provide for (A) redemption payments to occur prior, but as close as possible, to all successive Installment Due Dates occurring under the Note or, in the event of a partial Defeasance, the Defeased Note, after the Defeasance Closing Date and (B) deliver redemption proceeds at least equal to (1) in the event of a Defeassance of the entire Loan, the amount of principal and interest due on the Note on each Installment Due Date including full payment due on the Note on the Maturity Date or (2) in the event of a partial Defeasance, the amount of principal and interest due on the Defeased Note on each Installment Due Date including full payment due on the Defeased Note on the Maturity Date ("Scheduled Debt Payments"). The Defeasance Collateral shall be arranged such that redemption payments received from the Defeasance Collateral are paid directly to Lender to be applied on account of the Scheduled Debt Payments. Unless otherwise agreed in writing by Lender, the pledge of the Defeasance Collateral shall be effectuated through the book-entry facilities of a qualified securities intermediary designated by Lender in conformity with all applicable laws; and

9.   The following new Section 44(j) must be inserted:

(j)   With respect to any partial Defeasance, Borrower shall execute and deliver to Lender all documents necessary to amend and restate the Note with two substitute notes: one note having a principal balance equal to the defeased portion of the Loan (the "Defeased Note") and one note having a principal balance equal to the undefeased portion of the Loan (the "Undefeased Note"). The Undefeased Note may be the subject of a further Defeasance in accordance with the terms of this Section 44. The term "Note," as used in this Section 44, refers to the Undefeased Note that is the subject of further Defeasance.

10. The following new Section is added at the end of the Instrument after the last numbered Section, but there are no Sections between the last numbered Section and Section 68:

68.   **PARTIAL DEFEASANCE.** The Loan is cross-collateralized with certain other loans, subject to the terms of the Master Cross-Collateralization Agreement. The Master Cross-Collateralization Agreement provides that, under certain circumstances, a borrower named therein may obtain the release of the mortgage securing a particular loan, subject to (i) the prepayment or defeasance, as applicable, of the amount of the outstanding indebtedness under such loan, and (ii) on a pro-rata basis, the prepayment or defeasance, as applicable, of the indebtedness of the other loans remaining outstanding under the Master Cross-Collateralization Agreement in the total amount of the "Release Price" or "Defeasance Release Price" defined in the Master Cross-Collateralization Agreement. During the Defeasance Period, Borrower will have the right to partially defease the Loan in the amount of any part of a "Defeasance Release Price" allocated to the Loan subject to the provisions of Section 44.

11. The following new Sections are added to the Instrument:

69.   **CROSS COLLATERALIZATION.** The Indebtedness and all other obligations of Borrower under the Loan Documents ("Borrower Obligations") are also secured pursuant to the terms of that certain Master Cross-Collateralization Agreement ("Master Cross-Collateralization Agreement") dated of even date herewith and executed by Lender and Borrower and the other borrowers named therein ("Other Borrowers"). Borrower hereby irrevocably mortgages, grants, conveys and assigns to Lender the Mortgaged Property, to secure to Lender payment of the Total Indebtedness (as defined in the Master Cross-Collateralization Agreement) in an aggregate principal amount of $156,295,000.00 (including the principal amount of the Indebtedness) and the performance of the covenants and agreements contained in each of the Other Borrowers' Loan Documents (as defined in the Master Cross-Collateralization Agreement), as well as to secure to Lender payment of the Indebtedness and performance of the covenants and agreements contained in the Loan Documents.

70.   **CROSS DEFAULT.** Any Event of Default under this Instrument shall constitute an Event of Default under the Master Cross-Collateralization Agreement and any Event of Default under the Master Cross-Collateralization Agreement shall constitute an Event of Default under this Instrument.

12. Section 33 is deleted in its entirety and replaced with the following:

(a) Until the Indebtedness is paid in full, each Borrower and SPE Equity Owner *[Note – all references to SPE Equity Owner are not applicable]* shall remain a Single Purpose Entity.

(b) A "Single Purpose Entity" means a corporation, limited partnership, or limited liability company which, at all times since its formation and thereafter:

(i) shall not engage in any business or activity, other than the ownership, operation and maintenance of the Mortgaged Property and activities incidental thereto and those activities permitted under or necessary to comply with the Loan Documents and the Master Cross-Collateralization Agreement;

(ii) shall not acquire, own, hold, lease, operate, manage, maintain, develop or improve any assets other than the Mortgaged Property and such Personalty as may be necessary for the operation of the Mortgaged Property and shall conduct and operate its business as presently conducted and operated;

(iii) shall preserve its existence as an entity duly organized, validly existing and in good standing (if applicable) under the laws of the jurisdiction of its formation or organization and shall do all things necessary to observe organizational formalities;

(iv) shall not merge or consolidate with any other Person;

(v) except as otherwise permitted in the Loan Documents and to the fullest extent permitted by law, shall not take any action to dissolve, wind-up, terminate or liquidate in whole or in part; to sell, transfer or otherwise dispose of all or substantially all of its assets; to change its legal structure; transfer or permit the direct or indirect transfer of any partnership, membership or other equity interests, as applicable, other than Transfers permitted hereunder; issue additional partnership, membership or other equity interests, as applicable; or seek to accomplish any of the foregoing;

(vi) shall not, without the prior unanimous written consent of all of the Borrower's partners, members, or shareholders, as applicable, and, if applicable, the prior unanimous written consent of one hundred percent (100%) of the members of the board of directors or of the board of managers of the Borrower or the SPE Equity Owner: (A) file any insolvency, or reorganization case or proceeding, to institute proceedings to have the Borrower or any SPE Equity Owner be adjudicated bankrupt or insolvent, (B) institute proceedings under any applicable insolvency law, (C) seek any relief under any law relating to relief from debts or the protection of debtors, (D) consent to the filing or institution of bankruptcy or insolvency proceedings against the Borrower or any SPE Equity Owner, (E) file a petition seeking, or consent to, reorganization or relief with respect to the Borrower or any SPE Equity Owner under any applicable federal or state law relating to bankruptcy or insolvency, (F) seek or consent to the appointment of a receiver, liquidator, assignee, trustee, sequestrator, custodian, or any similar official for the Borrower or a substantial part of its property or for any SPE Equity Owner or a substantial part of its property, (G) make any assignment for the benefit of creditors of the Borrower or any SPE Equity Owner, (H) admit in writing the Borrower's or any SPE Equity Owner's inability to pay its debts generally as they become due, or (I) take action in furtherance of any of the foregoing;

(vii)   shall not amend or restate its organizational documents if such change would modify the requirements set forth in this Section 33;

(viii)   shall not own any subsidiary or make any investment in, any other Person;

(ix)   **except as set forth in the Loan Documents and the Master Cross-Collateralization Agreement** shall not commingle its assets with the assets of any other Person and shall hold all of its assets in its own name;

(x)   shall not incur any debt, secured or unsecured, direct or contingent (including, without limitation, guaranteeing any obligation), other than, (A) the Indebtedness (and any further indebtedness as described in Section 43 with regard to Supplemental Mortgages) and the **Total Indebtedness under the Master Cross-Collateralization Agreement** and (B) customary unsecured trade payables incurred in the ordinary course of owning and operating the Mortgaged Property provided the same are not evidenced by a promissory note, do not exceed, in the aggregate, at any time a maximum amount of **three percent (3%)** of the original principal amount of the Indebtedness and are paid within sixty (60) days of the date incurred;

(xi)   **except as set forth in the Loan Documents and the Master Cross-Collateralization Agreement,** shall maintain its records, books of account, bank accounts, financial statements, accounting records and other entity documents separate and apart from those of any other Person and shall not list its assets as assets on the financial statement of any other Person; provided, however, that the Borrower's assets may be included in a consolidated financial statement of its Affiliate provided that (A) appropriate notation shall be made on such consolidated financial statements to indicate the separateness of the Borrower from such Affiliate and to indicate that the Borrower's assets and credit are not available to satisfy the debts and other obligations of such Affiliate or any other Person and (B) such assets shall also be listed on the Borrower's own separate balance sheet;

(xii)   except for capital contributions or capital distributions permitted under the terms and conditions of its organizational documents, shall only enter into any contract or agreement with any general partner, member, shareholder, principal or Affiliate of Borrower or any guarantor, or any general partner, member, principal or Affiliate thereof, upon terms and conditions that are commercially reasonable and substantially similar to those that would be available on an arm's-length basis with third parties;

(xiii) **except as set forth in the Loan Documents and the Master Cross-Collateralization Agreement**, shall not maintain its assets in such a manner that will be costly or difficult to segregate, ascertain or identify its individual assets from those of any other Person;

(xiv) **except pursuant to the Master Cross-Collateralization Agreement**, shall not assume or guaranty (excluding any guaranty that has been executed and delivered in connection with the Note) the debts or obligations of any other Person, hold itself out to be responsible for the debts of another Person, pledge its assets to secure the obligations of any other Person or otherwise pledge its assets for the benefit of any other Person, or hold out its credit as being available to satisfy the obligations of any other Person;

(xv) shall not make or permit to remain outstanding any loans or advances to any other Person except for those investments permitted under the Loan Documents and shall not buy or hold evidence of indebtedness issued by any other Person (other than cash or investment-grade securities);

(xvi) shall file its own tax returns separate from those of any other Person, except to the extent that the Borrower is treated as a "disregarded entity" for tax purposes and is not required to file tax returns under applicable law, and shall pay any taxes required to be paid under applicable law;

(xvii) shall hold itself out to the public as a legal entity separate and distinct from any other Person and conduct its business solely in its own name, shall correct any known misunderstanding regarding its separate identity and shall not identify itself or any of its Affiliates as a division or department of any other Person; **provided that Borrower may appear on consolidated financial statements with segmented reporting for NTS Holdings.**

(xviii) shall maintain adequate capital for the normal obligations reasonably foreseeable in a business of its size and character and in light of its contemplated business operations and shall pay its debts and liabilities from its own assets as the same shall become due;

(xix) shall allocate fairly and reasonably shared expenses with Affiliates (including, without limitation, shared office space);

(xx) **except pursuant to the Loan Documents and Master Cross-Collateralization Agreement** shall pay (or cause the Property Manager to pay on behalf of the Borrower from the Borrower's funds) its own liabilities (including, without limitation, salaries of its own employees) from its own funds;

(xxi) shall not acquire obligations or securities of its partners, members, shareholders, or Affiliates, as applicable;

(xxii) except as contemplated or permitted by the property management agreement with respect to the Property Manager, shall not permit any Affiliate or constituent party independent access to its bank accounts, except pursuant to and in connection with the Loan Documents and Master Cross-Collateralization Agreement;

(xxiii) shall maintain, or require the property manager to maintain, a sufficient number of employees (if any) in light of its contemplated business operations and pay the salaries of its own employees, if any, only from its own funds;

(xxiv) if such entity is a single member limited liability company, such entity shall (A) be formed and organized under Delaware law, (B) have either (1) one springing member that is a corporation whose stock is 100% owned by the sole member of Borrower and that satisfies the requirements for a corporate springing member set forth below in this subsection or (2) two springing members who are natural persons and (C) otherwise comply with all Rating Agencies criteria for single member limited liability companies (including, without limitation, the delivery of Delaware single member limited liability company opinions acceptable in all respects to Lender and to the Rating Agencies). If the springing member is a corporation, such springing member shall at all times comply, and will cause Borrower to comply, with each of the representations, warranties and covenants contained in this Section 33 as if such representation, warranty or covenant were made directly by such corporation. If there is more than one springing member, only one springing member shall be the sole member of Borrower at any one time, and the second springing member shall become the sole member only upon the first springing member ceasing to be a member, so that at all times Borrower has one and only one member;

(xxv) if such entity is a single member limited liability company that is board-managed, such entity shall have a board of managers separate from that of guarantor and any other Person and shall cause its board of managers to keep minutes of board meetings and actions and observe all other Delaware limited liability company required formalities; and

(xxvi) if a SPE Equity Owner is required pursuant to Section 1(jjjj) of this Instrument, if the Borrower is (A) a limited liability company with more than one member, then the Borrower has and shall have at least one (1) member that is an SPE Equity Owner that has satisfied and shall satisfy the requirements of Section 33(c) below and such member is its managing member, or (B) a limited partnership, then all of its general partners are SPE Equity Owners that have satisfied and shall satisfy the requirements of Section 33(c) below.

(c) With respect to each SPE Equity Owner, if applicable, a "Single Purpose Entity" means a corporation or a Delaware single member limited liability company which, at all times since its formation and thereafter complies in its own right (subject to the modifications set forth below), and shall cause Borrower to comply, with each of the requirements contained in Section 33(b). Upon the withdrawal or the disassociation of an SPE Equity Owner from Borrower, Borrower shall immediately appoint a new SPE Equity Owner, whose organizational documents are substantially similar to those of the withdrawn or disassociated SPE Equity Owner, and deliver a new nonconsolidation opinion to the Rating Agencies and Lender in form and substance satisfactory to Lender and to the Rating Agencies (unless the opinion is waived by the Rating Agencies), with regard to nonconsolidation by a bankruptcy court of the assets of each of the Borrower and SPE Equity Owner with those of its Affiliates.

(i) With respect to Sections 33(b)(i) and 33(b)(x) the SPE Equity Owner shall not engage in any business or activity other than being the sole managing member or general partner, as the case may be, of the Borrower and owning at least a 0.5% equity interest in Borrower;

(ii) With respect to Section 33(b)(ii), the SPE Equity Owner has not and shall not acquire or own any assets other than its equity interest in the Borrower and personal property related thereto; and

(iii) With respect to Section 33(b)(viii), the SPE Equity Owner shall not own any subsidiary or make any investment in any other Person, except for Borrower;

(iv) With respect to Section 33(b)(xiv), the SPE Equity Owner shall not assume or guaranty the debts or obligations of any other Person, hold itself out to be responsible for the debts of another Person, pledge its assets to secure the obligations of any other Person or otherwise pledge its assets for the benefit of any other Person, or hold out its credit as being available to satisfy the obligations of any other Person, except for in its capacity as general partner of the Borrower (if applicable);

(v) With respect to Section 33(b)(x), the SPE Equity Owner has not and shall not incur any debt, secured or unsecured, direct or contingent (including, without limitation, guaranteeing any obligation), other than (A) customary unsecured payables incurred in the ordinary course of owning the Borrower provided the same are not evidenced by a promissory note, do not exceed, in the aggregate, at any time a maximum amount of $10,000 and are paid within sixty (60) days of the date incurred and (B) except in its capacity as general partner of the Borrower (if applicable).

(d) Notwithstanding anything to the contrary in this Instrument, no Transfer will be permitted under Sections 21(c), (d), (e) or (f) unless the provisions of this Section 33 are satisfied at all times, and any such Transfer shall be limited by the fact that the Indebtedness may not be assumed by any third party while the Master Cross-Collateralization Agreement remains in effect.

13. Section 11(b) is deleted in its entirety and replaced with the following:

"(b) convert any individual units currently used for residential purposes or common areas to commercial use,"

14. Section 14 is modified as follows:

In Section 14(c), "ninety (90) days" is replaced with "one hundred twenty (120) days".

In Section 14(d), revise subsections (i) and (ii) to read as follows:

(i)   prior to a Securitization,~~and thereafter upon Lender's reasonable request,~~ a monthly Rent Schedule and a monthly statement of income and expenses for Borrower's operation of the Mortgaged Property; <u>following a Securitization, upon Lender's reasonable request but not more frequently than quarterly, a Rent Schedule and a statement of income and expenses for Borrower's operation of the Mortgaged Property;</u>

(ii)   prior to a Securitization, and thereafter upon Lender's reasonable request <u>(provided that following a Securitization Lender will not make such a request more frequently than quarterly)</u>, Borrower shall furnish to Lender a statement that identifies all owners of any interest in Borrower and any Controlling Entity and the interest held by each (unless Borrower or any Controlling Entity is a publicly-traded entity in which case such statement of ownership shall not be required), and if Borrower or a Controlling Entity is a corporation, all officers and directors of Borrower and the Controlling Entity, and if Borrower or a Controlling Entity is a limited liability company, all Managers who are not members;

In Section 14(g), the second sentence is deleted and replaced with the following:

If Borrower has not provided the required statements, schedules and reports within 10 Business Days following such Notice <u>(15 Business Days for any statements, schedules and reports required pursuant to Sections 14(b)(i), (ii), or (iii))</u>, then Lender shall have the right to have Borrower's books and records audited, at Borrower's expense, by independent certified public accountants selected by Lender in order to obtain such statements, schedules and reports, and all related costs and expenses of Lender shall become immediately due and payable and shall become an additional part of the Indebtedness as provided in Section 12.

In Section 14(h), "ninety (90) days" is replaced each time that it appears, with "one hundred twenty (120) days".

15.   Section 21(b) is revised to include a new clause (iv) as follows:

"(iv)   a sale or transfer of limited partnership interests in NTS Realty Holdings Limited Partnership ("NTS Holdings"), so long as the Controlling Interest in the managing general partner of NTS Holdings continues to be held by J.D. Nichols and/or Brian F. Lavin."

16.   The introductory provision of Section 21(c)(vii) is revised to read as follows:

"(vii)   <u>without limiting the provisions of Section 21(b)(iv),</u> any Transfer of an interest ~~in Borrower or any interest~~ in a Controlling Entity (which, if such Controlling Entity were Borrower, would result in an Event of Default) listed in (A) through (G) below (a "Preapproved Transfer"), under the terms and conditions listed as items (1) through (7) below:"

17.   Section 21(c)(vii)(G) is added as follows:

"(G)   a sale or transfer to employees of NTS Development Company or NTS Realty Capital, Inc., or to an entity in which NTS Holdings holds the Controlling Interest owned and controlled by the transferor or the transferor's immediate family members; or"

18.   Section 21(c)(vii)(2) is revised to read as follows:

"(2)   For the purposes of these Preapproved Transfers, a transferor's immediate family members will be deemed to include a spouse, parent, child (including by adoption) or grandchild (including by adoption) of such transferor."

19.   Section 21(c)(vii)(3) is completed as follows:

"(3)   Either directly or indirectly, J.D. Nichols and/or Brian F. Lavin shall retain at all times a managing interest in the Borrower."

II.   EXTRA LARGE LOAN MODIFICATIONS.

1.   Section 1 of this Instrument is modified as follows:

The definition of Collateral Agreement is deleted and replaced with the following:

"Collateral Agreement" means any separate agreement between Borrower and Lender for the purpose of establishing replacement reserves for the Mortgaged Property, establishing a fund to assure the completion of repairs or improvements specified in that agreement, or assuring reduction of the outstanding principal balance of the Indebtedness if the occupancy of or income from the Mortgaged Property does not increase to a level specified in that agreement, or any other agreement or agreements between Borrower and Lender which provide for the establishment of any other fund, reserve or account, including, without limitation, the Clearing Account Agreement and the Cash Management Agreement.

2.   The following definitions shall be added to Section 1 of this Instrument:

"Cash Management Agreement" shall mean that certain cash management agreement of even date herewith among Borrower, Lender and Property Manager.

"Clearing Account Agreement-CME" shall mean that certain clearing account agreement of even date herewith among Borrower, Lender and Clearing Bank.

"Clearing Bank" shall be defined in the Clearing Account Agreement.

3.   The first sentence in Section 19(c) of this Instrument is deleted and replaced with the following:

Borrower will maintain the insurance coverage described in this Section 19 with companies acceptable to Lender and with a claims paying ability of a minimum of any of the following (i) "A-" or its equivalent by Fitch, Inc., (ii) "A-" or its equivalent by Standard & Poor's Ratings Services, a division of The McGraw-Hill Companies, Inc. or (iii) "A3" or its equivalent by Moody's Investors Service, Inc. All insurers providing insurance required by this Instrument must be authorized to issue insurance in the Property Jurisdiction.

4.   The following Section 45 is added as follows:

45.   **SPLITTING THE NOTE.** Lender has the right from time to time to sever the Note into one or more separate promissory notes in such denominations as Lender determines in its sole discretion, which promissory notes may be included in separate sales or Securitizations undertaken by Lender. In conjunction with any such action, Lender may redefine the interest rate and amortization schedule; provided however: (a) if Lender redefines the interest rate, the weighted average of the interest rates contained in the severed promissory notes taken in the aggregate shall equal the Fixed Interest Rate (as defined in the Note), and (b) if Lender redefines the amortization schedule, the amortization of the severed promissory notes taken in the aggregate shall require no more amortization to be paid under the Loan than as required under this Instrument and the Note at the time such action was taken by Lender and such redefined amortization shall not result in a change in the amount of the monthly payment due under the Note. The Borrower shall only be required to make one payment under such separate promissory notes. Subject to the foregoing, each severed promissory note, and the Loan evidenced thereby, shall be upon all of the terms and provisions contained in this Instrument and the Loan Documents which continue in full force and effect, except that Lender may allocate specific collateral given for the Loan as security for performance of specific promissory notes, in each case with or without cross default provisions. Borrower, at Borrower's expense, agrees to cooperate with all reasonable requests of Lender to accomplish the foregoing, including, without limitation, execution and prompt delivery to Lender of a severance agreement and such other documents as Lender shall reasonable require. Borrower hereby appoints Lender its attorney-in-fact with full power of substitution (and which shall be deemed to be coupled with an interest and irrevocable until the Loan is paid and this Instrument is discharged of record, with Borrower hereby ratifying all that its said attorney shall do by virtue thereof) to make and execute all documents necessary or desirable to effect the aforesaid severance; provided however, Lender shall not make or execute any such documents under such power until ten (10) Business Days after written Notice has been given to Borrower by Lender of Lender's intent to exercise its rights under such power. Borrower's failure to deliver any of the documents requested by Lender hereunder for a period of ten (10) Business Days after such Notice by Lender shall, at lender's option, constitute an Event of Default hereunder.

5.   Section 49 of this Instrument is deleted and replaced with the following:

49.   **SALE OF NOTE AND SECURITIZATION.** At the request of the Lender and, to the extent not already required to be provided by Borrower under this Instrument, Borrower shall use reasonable efforts to satisfy the market standards to which the Lender customarily adheres or which may be reasonably required in the marketplace or by the Rating Agencies in connection with any Secondary Market Transaction of rated single or multi-class securities (the "Securities") secured by or evidencing ownership interests in the Note and this Instrument, including, without limitation, to:

(a)   (i) provide such financial and other information with respect to the Mortgaged Property, the Borrower and the Property Manager, (ii) perform or permit or cause to be performed or permitted such site inspection, appraisals, market studies, environmental reviews and reports (Phase I's and, if appropriate, Phase II's), engineering reports and other due diligence investigations of the Mortgaged Property, as may be reasonably requested by the Lender or the Rating Agencies or as may be necessary or appropriate in connection with the Secondary Market Transaction, and (iii) make such representations and warranties as of the closing date of the Secondary Market Transaction with respect to the Mortgaged Property, Borrower and the Loan Documents as are customarily provided in securitization transactions and as may be reasonably requested by the Lender or by the Rating Agencies and consistent with the facts covered by such representations and warranties as they exist on the date thereof, including the representations and warranties made in the Loan Documents (collectively, the "Provided Information"), together, if customary, with appropriate verification and/or consents of the Provided Information through letters of auditors or opinions of counsel of independent attorneys acceptable to the Lender and to the Rating Agencies;

(b)   at Borrower's expense, cause its counsel to render opinions, which may be relied upon by the Lender, the Rating Agencies and their respective counsel, agents and representatives, as to nonconsolidation, fraudulent conveyance, and true sale or any other opinion customary in securitization transactions with respect to the Mortgaged Property and Borrower and its Affiliates, which counsel and opinions shall be reasonably satisfactory to the Lender and to the Rating Agencies;

(c)   execute such amendments to the Loan Documents and organizational documents, establish and fund the Replacement Reserve Fund (as defined in the Replacement Reserve Agreement), if any, and any Repairs (as defined in the Repair Agreement), if any, as may be requested by the Lender or by the Rating Agencies or otherwise to effect the Secondary Market Transaction; provided, however, that the Borrower shall not be required to modify or amend any Loan Document if such modification or amendment would (i) change the interest rate, the stated maturity or the amortization of principal set forth in the Note, or (ii) modify or amend any other material economic term of the Loan;

(d)   pay all reasonable third party costs and expenses incurred by Lender in connection with Borrower's complying with requests made under this Section; and

(e)   in the event that the provisions of this Instrument or any of the other Loan Documents require the receipt of a Rating Confirmation with respect to the ratings on the Securities or if the terms of the transaction documents relating to a Secondary Market Transaction require a Rating Confirmation in order for the consent of the Lender to be given, pay all of the costs and expenses of the Lender, Loan Servicer and each of the Rating Agencies in connection with any required Rating Confirmation and, if applicable, any fees imposed by any Rating Agencies as a condition to the delivery of the Rating Confirmation.

Prepared by, and after recording return to:

Michael Van Voorhis, Esquire
Troutman Sanders LLP
P.O. Box 1122
Richmond, Virginia 23218-1122



I certify this to be a true and exact copy of the original.
By:_____

MULTIFAMILY DEED OF TRUST,
ASSIGNMENT OF RENTS
AND SECURITY AGREEMENT
(Including Fixture Filing)

(TENNESSEE – REVISION DATE 03-31-2008)

Maximum Principal Indebtedness for Tennessee Recording Tax Purposes is $22,646,919.84

MULTIFAMILY DEED OF TRUST,
ASSIGNMENT OF RENTS AND
SECURITY AGREEMENT
(TENNESSEE – REVISION DATE 03-31-2008)

THIS MULTIFAMILY DEED OF TRUST, ASSIGNMENT OF RENTS AND SECURITY AGREEMENT (the "**Instrument**") is made as of this 16th day of December, 2009 among **NLP RICHLAND, LLC**, a limited liability company organized and existing under the laws of Delaware, whose address is c/o NTS Development Company, 10172 Linn Station Road, Louisville, Kentucky 40223, as grantor ("**Borrower**"), to **JOSEPH B. PITT, JR.**, as trustee, whose address is c/o Fidelity National Title Group, 725 Cool Springs Blvd., Suite 160, Franklin, Tennessee 37067 ("**Trustee**"), for the benefit of **HOLLIDAY FENOGLIO FOWLER, L.P.**, a limited partnership organized and existing under the laws of Texas, whose address is 9 Greenway Plaza, Suite 700, Houston (Harris County), Texas 77046, as beneficiary ("**Lender**"). Borrower's organizational identification number, if applicable, is 4739667.

This Instrument covers property or goods herein described that are, or are to become so affixed to real property described in Exhibit A hereto so as to become fixtures and also constitutes a fixture filing under §§ 47-9-334 and 47-9-502 of Tennessee Code Annotated, and is to be filed in the real estate records. The names of the debtor (the "Borrower" herein) and the secured party (the "Lender" herein), the mailing address of the secured party from which information concerning the security interest may be obtained, the mailing address of the debtor, and a statement indicating the types, or describing the items, of collateral are stated herein in compliance with § 47-9-502 of the Tennessee Code Annotated, as amended. The real property is described in Exhibit A hereto and the record owner of such real property is NLP Richland, LLC.

NOTICE PURSUANT TO §§ 47-9-334 and 47-28-104 OF TENNESSEE CODE ANNOTATED. THIS INSTRUMENT SECURES OBLIGATORY ADVANCES AND IS FOR COMMERCIAL PURPOSES PURSUANT TO § 47-28-101, ET SEQ, OF THE TENNESSEE CODE ANNOTATED.

Borrower, in consideration of the Indebtedness and the trust created by this Instrument, irrevocably grants, conveys, bargains, sells, confirms, assigns and transfers to Trustee, and any and all successors of Trustee, in trust, with power of sale, the Mortgaged Property, including the Land located in Davidson County, State of Tennessee and described in Exhibit A attached to and incorporated in this Instrument.

TO SECURE TO LENDER the repayment of the Indebtedness evidenced by Borrower's Multifamily Note payable to Lender dated as of the date of this Instrument, and maturing on January 1, 2020 (the "**Maturity Date**"), in the principal amount of $27,000,000.00, and all renewals, extensions and modifications of the Indebtedness, and the performance of the covenants and agreements of Borrower contained in the Loan Documents.

TO HAVE AND TO HOLD the Mortgaged Property to the use and benefit of the Trustee and the Trustee's successors, heirs and assigns, forever in FEE SIMPLE in trust. Borrower represents and warrants that Borrower is lawfully seized of the Mortgaged Property and has the

Page 1

right, power and authority to grant, convey and assign the Mortgaged Property, and that the Mortgaged Property is unencumbered except as shown on the schedule of exceptions to coverage in the title policy issued to and accepted by Lender contemporaneously with the execution and recordation of this Instrument and insuring Lender's interest in the Mortgaged Property (the **"Schedule of Title Exceptions"**). Borrower covenants that Borrower will warrant and defend generally the title to the Mortgaged Property against all claims and demands, subject to any easements and restrictions listed in the Schedule of Title Exceptions.

THIS DEED OF TRUST IS GIVEN FOR COMMERCIAL PURPOSES AND FOR THE PURPOSE OF CREATING A LIEN ON THE MORTGAGED PROPERTY IN ORDER TO SECURE NOT ONLY ANY EXISTING INDEBTEDNESS OR ADVANCES MADE CONTEMPORANEOUSLY WITH THE EXECUTION HEREOF, BUT ALSO FUTURE ADVANCES, WHETHER SUCH ADVANCES ARE OBLIGATORY, OR TO BE MADE AT THE OPTION OF THE BENEFICIARY, OR BOTH, AND WHETHER MADE BEFORE OR AFTER DEFAULT OR MATURITY OR OTHER SIMILAR EVENTS, TO THE SAME EXTENT AS IF SUCH FUTURE ADVANCES WERE MADE ON THE DATE OF THE EXECUTION OF THIS INSTRUMENT, ALTHOUGH THERE MAY BE NO ADVANCE MADE AT THE TIME OF THE EXECUTION HEREOF AND ALTHOUGH THERE MAY BE NO INDEBTEDNESS OUTSTANDING AT THE TIME ANY ADVANCE IS MADE AS PROVIDED BY T.C.A. § 47-28-102. THIS NOTICE REFERENCING OBLIGATORY FUTURE ADVANCES IS FOR PURPOSES OF COMPLYING WITH T.C.A. § 47-28-104(B) AND NO OTHER INFERENCE IS TO BE PRESUMED HEREUNDER. NOTWITHSTANDING THE REDUCTION OF THE AMOUNT(S) SECURED HEREBY AT ANY TIME TO ZERO, THIS INSTRUMENT SHALL REMAIN IN FULL FORCE AND EFFECT UNTIL SUCH TIME AS RELEASE OR SATISFACTION THEREOF IS FILED OR RECORDED BY THE BENEFICIARY.


UNIFORM COVENANTS-CME
REVISION DATE 8-14-2009


Covenants. In consideration of the mutual promises set forth in this Instrument, Borrower and Lender covenant and agree as follows:

     1.   **DEFINITIONS.** The following terms, when used in this Instrument (including when used in the above recitals), shall have the following meanings:

     (a)   **"Affiliate"** of any Person means (i) any other Person which, directly or indirectly, is in Control of, is Controlled by or is under common Control with, such Person; (ii) any other Person who is a director or officer of (A) such Person, (B) any subsidiary of such Person, or (C) any Person described in clause (i) above; or (iii) any corporation, limited liability company or partnership which has as a director any Person described in subsection (ii) above.

     (b)   **"Approved Seller/Servicer"** is defined in Section 43(b).

     (c)   **"Assignment of Management Agreement"** means Assignment of Management Agreement and Subordination of Management Fee of even date herewith among Borrower, Lender and Property Manager, including all schedules, riders, allonges and addenda, as such Assignment of Management Agreement may be amended from time to time.

     (d)   **"Attorneys' Fees and Costs"** means (i) fees and out of pocket costs of Lender's and Loan Servicer's attorneys, as applicable, including costs of Lender's and Loan Servicer's in-house counsel, support staff costs, costs of preparing for litigation, computerized research, telephone and facsimile transmission expenses, mileage, deposition costs, postage, duplicating, process service, videotaping and similar costs and expenses; (ii) costs and fees of expert witnesses, including appraisers; (iii) investigatory fees; and (iv) the costs for any opinion required by Lender pursuant to the terms of the Loan Documents.

(e) **"Borrower"** means all entities identified as "Borrower" in the first paragraph of this Instrument, together with their successors and assigns.

(f) **"Business Day"** means any day other than a Saturday, a Sunday or any other day on which Lender or the national banking associations are not open for business.

(g) **"Claim"** is defined in Section 18(l).

(h) **"Collateral Agreement"** means any separate agreement between Borrower and Lender for the purpose of establishing replacement reserves for the Mortgaged Property, establishing a fund to assure the completion of repairs or improvements specified in that agreement, or assuring reduction of the outstanding principal balance of the Indebtedness if the occupancy of or income from the Mortgaged Property does not increase to a level specified in that agreement, or any other agreement or agreements between Borrower and Lender which provide for the establishment of any other fund, reserve or account.

(i) **"Condemnation"** is defined in Section 20(a).

(j) **"Control"** means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person whether through ownership of voting securities, beneficial interests, by contract or otherwise. The definition is to be construed to apply equally to variations of the word "Control," including "Controlled," "Controlling" or "Controlled by."

(k) **"Controlling Entity"** means an entity which, directly or indirectly through one or more intermediaries, (i) owns or Controls a general partnership interest or a Controlling Interest of the limited partnership interests in Borrower (if Borrower is a partnership), (ii) is a Manager of Borrower or owns a Controlling Interest in a manager of Borrower or a Controlling Interest of the ownership or membership interests in Borrower (if Borrower is a limited liability company), or (iii) owns or Controls a Controlling Interest of any class of voting stock of Borrower (if Borrower is a corporation). The SPE Equity Owner, if applicable, shall be considered a Controlling Entity for purposes of this definition.

(l) **"Controlling Interest"** means (i) 50 percent or more of the direct or indirect ownership interests in an entity, or (ii) a percentage ownership interest in an entity of less than 50 percent, if the owner(s) of that interest actually Control(s) the business and affairs of the entity without the requirement of consent of any other party.

(m) **"Cut-off Date"** is defined in the Note.

(n) **"Defeasance"** is defined in Section 44.

(o) **"Defeasance Closing Date"** is defined in Section 44(b).

(p) **"Defeasance Collateral"** means (i) a Freddie Mac Debt Security, (ii) a Fannie Mae Debt Security, (iii) U.S. Treasury Obligations, or (iv) FHLB Obligations.

(q)   **"Defeasance Date"** means the second (2nd) anniversary of the "startup date" of the last REMIC within the meaning of Section 860G(a)(9) of the Tax Code which holds all or any portion of the Loan.

(r)   **"Defeasance Fee"** is defined in Section 44(c).

(s)   **"Defeasance Notice"** is defined in Section 44(b).

(t)   **"Defeasance Period"** is defined in the Note.

(u)   **"Disclosure Document"** is defined in Section 39.

(v)   **"Eligible Account"** means an identifiable account which is separate from all other funds held by the holding institution that is either (i) an account or accounts maintained with the corporate trust department of a federal or state-chartered depository institution or trust company which complies with the definition of Eligible Institution or (ii) a segregated trust account or accounts maintained with the corporate trust department of a federal or state chartered depository institution or trust company acting in its fiduciary capacity which, in the case of a state chartered depository institution or trust company is subject to regulations substantially similar to 12 C.F.R. §9.10(b), having in either case a combined capital and surplus of at least $50,000,000 and subject to supervision or examination by federal and state authority. An Eligible Account will not be evidenced by a certificate of deposit, passbook or other instrument.

(w)   **"Eligible Institution"** means a federal or state chartered depository institution or trust company insured by the Federal Deposit Insurance Corporation, the short term unsecured debt obligations or commercial paper of which are rated at least A-1 by Standard & Poor's Ratings Services, a division of The McGraw-Hill Companies, Inc., P-1 by Moody's Investors Service, Inc. and F-1 by Fitch, Inc. in the case of accounts in which funds are held for thirty (30) days or less or, in the case of letters of credit or accounts in which funds are held for more than thirty (30) days, the long term unsecured debt obligations of which are rated at least "A" by Fitch, Inc. and Standard & Poor's Ratings Services, a division of The McGraw-Hill Companies, Inc., and "A2" by Moody's Investors Service, Inc. If at any time an Eligible Institution does not meet the required rating, the Loan Servicer must move the Eligible Account within thirty (30) days of such event to an appropriately rated Eligible Institution.

(x)   **"Environmental Inspections"** is defined in Section 18(g).

(y)   **"Environmental Permit"** means any permit, license, or other authorization issued under any Hazardous Materials Law with respect to any activities or businesses conducted on or in relation to the Mortgaged Property.

(z)   **"ERISA"** is defined in Section 48(d).

(aa)   **"Event of Default"** means the occurrence of any event listed in Section 22.

(bb)   **"Fannie Mae Debt Security"** means any non-callable bond, debenture, note, or other similar debt obligation issued by Federal National Mortgage Association.

(cc)   **"FHLB Obligations"** mean direct, non-callable and non-redeemable securities issued, or fully insured as to payment, by any consolidated bank that is a member of the Federal Home Loan Banks.

(dd)   **"First Mortgage"** is defined in Section 43(b).

(ee)   **"Fixtures"** means all property owned by Borrower which is so attached to the Land or the Improvements as to constitute a fixture under applicable law, including: machinery, equipment, engines, boilers, incinerators, installed building materials; systems and equipment for the purpose of supplying or distributing heating, cooling, electricity, gas, water, air, or light; antennas, cable, wiring and conduits used in connection with radio, television, security, fire prevention, or fire detection or otherwise used to carry electronic signals; telephone systems and equipment; elevators and related machinery and equipment; fire detection, prevention and extinguishing systems and apparatus; security and access control systems and apparatus; plumbing systems; water heaters, ranges, stoves, microwave ovens, refrigerators, dishwashers, garbage disposers, washers, dryers and other appliances; light fixtures, awnings, storm windows and storm doors; pictures, screens, blinds, shades, curtains and curtain rods; mirrors; cabinets, paneling, rugs and floor and wall coverings; fences, trees and plants; swimming pools; and exercise equipment.

(ff)   **"Freddie Mac"** is defined in Section 43(a).

(gg)   **"Freddie Mac Debt Security"** means any non-callable bond, debenture, note, or other similar debt obligation issued by Freddie Mac.

(hh)   **"Governmental Authority"** means any board, commission, department or body of any municipal, county, state or federal governmental unit, or any subdivision of any of them, that has or acquires jurisdiction over the Mortgaged Property or the use, operation or improvement of the Mortgaged Property or over the Borrower.

(ii)   **"Hazard Insurance"** is defined in Section 19.

(jj)   **"Hazardous Materials"** means petroleum and petroleum products and compounds containing them, including gasoline, diesel fuel and oil; explosives; flammable materials; radioactive materials; polychlorinated biphenyls ("PCBs") and compounds containing them; lead and lead-based paint; asbestos or asbestos containing materials in any form that is or could become friable; underground or above-ground storage tanks, whether empty or containing any substance; any substance the presence of which on the Mortgaged Property is prohibited by any federal, state or local authority; any substance that requires special handling and any other material or substance now or in the future that (i) is defined as a "hazardous substance," "hazardous material," "hazardous waste," "toxic substance," "toxic pollutant," "contaminant," or "pollutant" by or within the meaning of any Hazardous Materials Law, or (ii) is regulated in any way by or within the meaning of any Hazardous Materials Law.

(kk)   **"Hazardous Materials Laws"** means all federal, state, and local laws, ordinances and regulations and standards, rules, policies and other governmental requirements, administrative rulings and court judgments and decrees in effect now or in the future and including all amendments, that relate to Hazardous Materials or the protection of human health or the environment and apply to Borrower or to the Mortgaged Property. Hazardous Materials Laws include, but are not limited to, the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. Section 9601, et seq., the Resource Conservation and Recovery Act of 1976, 42 U.S.C. Section 6901, et seq., the Toxic Substance Control Act, 15 U.S.C. Section 2601, et seq., the Clean Water Act, 33 U.S.C. Section 1251, et seq., and the Hazardous Materials Transportation Act, 49 U.S.C. Section 5101, et seq., and their state analogs.

(ll)   **"Impositions"** and **"Imposition Deposits"** are defined in Section 7(a).

(mm) **"Improvements"** means the buildings, structures, improvements, and alterations now constructed or at any time in the future constructed or placed upon the Land, including any future replacements and additions.

(nn) **"Indebtedness"** means the principal of, interest at the fixed or variable rate set forth in the Note on, and all other amounts due at any time under, the Note, this Instrument or any other Loan Document, including prepayment premiums, late charges, default interest, and advances as provided in Section 12 to protect the security of this Instrument.

(oo) **"Indemnitees"** is defined in Section 18(j).

(pp) **"Initial Owners"** means, with respect to Borrower or any other entity, the Persons that (i) on the date of the Note, or (ii) on the date of a Transfer to which Lender has consented, own in the aggregate 100 percent of the ownership interests in Borrower or that entity.

(qq) **"Intercreditor Agreement"** is defined in Section 43(b).

(rr) **"Issuer Group"** is defined in Section 47.

(ss) **"Issuer Person"** is defined in Section 47.

(tt) **"Junior Lender"** is defined in Section 43(e).

(uu) **"Land"** means the land described in Exhibit A.

(vv) **"Leases"** means all present and future leases, subleases, licenses, concessions or grants or other possessory interests now or hereafter in force, whether oral or written, covering or affecting the Mortgaged Property, or any portion of the Mortgaged Property (including proprietary leases or occupancy agreements if Borrower is a cooperative housing corporation), and all modifications, extensions or renewals.

(ww) **"Lender"** means the entity identified as "Lender" in the first paragraph of this Instrument, or any subsequent holder of the Note.

(xx) **"Lien"** is defined in Section 16.

(yy) **"Loan"** means the loan evidenced by the Note.

(zz) **"Loan Documents"** means the Note, this Instrument, the Assignment of Management Agreement, all guaranties, all indemnity agreements, all Collateral Agreements, O&M Programs, the MMP and any other documents now or in the future executed by Borrower, any guarantor or any other Person in connection with the Loan evidenced by the Note, as such documents may be amended from time to time.

(aaa) **"Loan Servicer"** means the entity that from time to time is designated by Lender or its designee to collect payments and deposits and receive Notices under the Note, this Instrument and any other Loan Document, and otherwise to service the Loan evidenced by the Note for the benefit of Lender. Unless Borrower receives Notice to the contrary, the Loan Servicer is the entity identified as "Lender" in the first paragraph of this Instrument.

(bbb) **"Lockout Period"** is defined in the Note.

(ccc) **"Manager"** or **"Managers"** means a Person who is named or designated as a manager or managing member or otherwise acts in the capacity of a manager or managing member of a limited liability company in a limited liability company agreement or similar instrument under which the limited liability company is formed or operated.

(ddd) **"Material Adverse Effect"** is defined in Section 48(f).

(eee) **"MMP"** means a moisture management plan to control water intrusion and prevent the development of Mold or moisture at the Mortgaged Property throughout the term of this Instrument. At a minimum, the MMP must contain a provision for (i) staff training, (ii) information to be provided to tenants, (iii) documentation of the plan, (iv) the appropriate protocol for incident response and remediation and (v) routine, scheduled inspections of common space and unit interiors.

(fff) **"Mold"** means mold, fungus, microbial contamination or pathogenic organisms.

(ggg) **"Mortgaged Property"** means all of Borrower's present and future right, title and interest in and to all of the following:

    (i)   the Land;

    (ii)   the Improvements;

    (iii)   the Fixtures;

    (iv)   the Personalty;

    (v)   all current and future rights, including air rights, development rights, zoning rights and other similar rights or interests, easements, tenements, rights of way, strips and gores of land, streets, alleys, roads, sewer rights, waters, watercourses, and appurtenances related to or benefiting the Land or the Improvements, or both, and all rights-of-way, streets, alleys and roads which may have been or may in the future be vacated;

    (vi)   all proceeds paid or to be paid by any insurer of the Land, the Improvements, the Fixtures, the Personalty or any other part of the Mortgaged Property, whether or not Borrower obtained the insurance pursuant to Lender's requirement;

    (vii)   all awards, payments and other compensation made or to be made by any municipal, state or federal authority with respect to the Land, the Improvements, the Fixtures, the Personalty or any other part of the Mortgaged Property, including any awards or settlements resulting from condemnation proceedings or the total or partial taking of the Land, the Improvements, the Fixtures, the Personalty or any other part of the Mortgaged Property under the power of eminent domain or otherwise and including any conveyance in lieu thereof;

    (viii)   all contracts, options and other agreements for the sale of the Land, the Improvements, the Fixtures, the Personalty or any other part of the Mortgaged Property entered into by Borrower now or in the future, including cash or securities deposited to secure performance by parties of their obligations;

(ix) all proceeds from the conversion, voluntary or involuntary, of any of the above into cash or liquidated claims, and the right to collect such proceeds;

(x) all Rents and Leases;

(xi) all earnings, royalties, accounts receivable, issues and profits from the Land, the Improvements or any other part of the Mortgaged Property, and all undisbursed proceeds of the Loan secured by this Instrument;

(xii) all Imposition Deposits;

(xiii) all refunds or rebates of Impositions by any municipal, state or federal authority or insurance company (other than refunds applicable to periods before the real property tax year in which this Instrument is dated);

(xiv) all tenant security deposits which have not been forfeited by any tenant under any Lease and any bond or other security in lieu of such deposits; and

(xv) all names under or by which any of the above Mortgaged Property may be operated or known, and all trademarks, trade names, and goodwill relating to any of the Mortgaged Property.

(hhh) "**New Commercial Lease**" is defined in Section 4(f).

(iii) "**Note**" means the Multifamily Note described on page 1 of this Instrument, including all schedules, riders, allonges and addenda, as such Multifamily Note may be amended from time to time.

(jjj) "**Notice**" is defined in Section 31(a).

(kkk) "**O&M Program**" is defined in Section 18(d).

(lll) "**Person**" means any natural person, sole proprietorship, corporation, general partnership, limited partnership, limited liability company, limited liability limited partnership, joint venture, association, joint stock company, bank, trust, estate, unincorporated organization, any federal, state, county or municipal government (or any agency or political subdivision thereof), endowment fund or any other form of entity.

(mmm)"**Personalty**" means all:

(i) accounts (including deposit accounts) of Borrower related to the Mortgaged Property;

(ii) equipment and inventory owned by Borrower, which are used now or in the future in connection with the ownership, management or operation of the Land or Improvements or are located on the Land or Improvements, including furniture, furnishings, machinery, building materials, goods, supplies, tools, books, records (whether in written or electronic form), and computer equipment (hardware and software);

(iii) other tangible personal property owned by Borrower which is used now or in the future in connection with the ownership, management or operation of the Land or Improvements or is located on the Land or in the Improvements, including ranges, stoves, microwave ovens, refrigerators, dishwashers, garbage disposers, washers, dryers and other appliances (other than Fixtures);

(iv) any operating agreements relating to the Land or the Improvements;

(v) any surveys, plans and specifications and contracts for architectural, engineering and construction services relating to the Land or the Improvements;

(vi) all other intangible property, general intangibles and rights relating to the operation of, or used in connection with, the Land or the Improvements, including all governmental permits relating to any activities on the Land and including subsidy or similar payments received from any sources, including a governmental authority; and

(vii) any rights of Borrower in or under letters of credit.

(nnn) **"Pledge Agreement"** is defined in Section 44(f).

(ooo) **"Preapproved Transfer"** is defined in Section 21(c).

(ppp) **"Prior Lien"** is defined in Section 12.

(qqq) **"Proceeding"** means, whether voluntary or involuntary, any case, proceeding or other action against Borrower or any SPE Equity Owner under any existing or future law of any jurisdiction relating to bankruptcy, insolvency, reorganization or relief of debtors.

(rrr) **"Prohibited Activities or Conditions"** is defined in Section 18(a).

(sss) **"Property Jurisdiction"** is defined in Section 30(a).

(ttt) **"Property Manager"** means NTS Development Company.

(uuu) **"Rating Agencies"** means Fitch, Inc.; Moody's Investors Service, Inc.; or Standard & Poor's Ratings Services, a division of The McGraw-Hill Companies, Inc., or any successor entity of the foregoing, or any other nationally recognized statistical rating organization.

(vvv) **"Rating Confirmation"** means a written confirmation from each of the Rating Agencies which has rated the Securitization which includes the Loan (unless otherwise agreed by Lender) or any portion thereof or interest therein, that an action shall not result in a downgrade, withdrawal or qualification of any securities issued in connection with the Securitization, unless such Rating Agency has elected to waive its right to issue a Rating Confirmation.

(www) **"Release Instruments"** is defined in Section 44(f).

(xxx) "**Remedial Work**" is defined in Section 18(h).

(yyy) "**Rent Schedule**" means a written schedule for the Mortgaged Property showing the name of each tenant, and for each tenant, the space occupied, the lease expiration date, the rent payable for the current month, the date through which rent has been paid, and any related information requested by Lender.

(zzz) "**Rents**" means all rents (whether from residential or non-residential space), revenues and other income of the Land or the Improvements, parking fees, laundry and vending machine income and fees and charges for food, health care and other services provided at the Mortgaged Property, whether now due, past due, or to become due, and deposits forfeited by tenants, and, if Borrower is a cooperative housing corporation or association, maintenance fees, charges or assessments payable by shareholders or residents under proprietary leases or occupancy agreements, whether now due, past due, or to become due.

(aaaa) "**Required DSCR**" is defined in Section 43(b).

(bbbb) "**Required LTV**" is defined in Section 43(b).

(cccc) "**Restoration**" is defined in Section 19(f).

(dddd) "**Scheduled Debt Payments**" is defined in Section 44(g).

(eeee) "**Secondary Market Transaction**" means (a) any sale or assignment of this Instrument, the Note and the other Loan Documents to one or more investors as a whole loan; (b) a participation of the Loan to one or more investors; (c) any deposit of this Instrument, the Note and the other Loan Documents with a trust or other entity which may sell certificates or other instruments to investors evidencing an ownership interest in the assets of such trust or other entity; or (d) any other sale, assignment or transfer of the Loan or any interest therein to one or more investors.

(ffff) "**Securities Liabilities**" is defined in Section 47.

(gggg) "**Securitization**" means when the Note is assigned to a REMIC trust.

(hhhh) "**Servicing Arrangement**" is defined in Section 36(b).

(iiii) "**Single Purpose Entity**" is defined in Section 33(b).

(jjjj) "**SPE Equity Owner**" is NOT APPLICABLE-Borrower shall not be required to maintain an SPE Equity Owner in its organizational structure during the term of the Loan and all references to SPE Equity Owner in this Instrument and in the Note shall be of no force or effect.

(kkkk) "**Successor Borrower**" is defined in Section 44(h).

(llll) "**Supplemental Mortgage**" is defined in Section 43(b).

(mmmm) "**Supplemental Mortgage Product**" is defined in Section 43(a).

(nnnn) "**Tax Code**" means the Internal Revenue Code of the United States.

(oooo) **"Taxes"** means all taxes, assessments, vault rentals and other charges, if any, whether general, special or otherwise, including all assessments for schools, public betterments and general or local improvements, which are levied, assessed or imposed by any public authority or quasi-public authority, and which, if not paid, will become a lien on the Land or the Improvements.

(pppp) **"Third Party Information"** is defined in Section 47.

(qqqq) **"Transfer"** is defined in Section 21.

(rrrr) **"Transfer and Assumption Agreement"** is defined in Section 44(f).

(ssss) **"UCC Collateral"** is defined in Section 2.

(tttt) **"Underwriter Group"** is defined in Section 47.

(uuuu) **"U.S. Treasury Obligations"** means direct, non-callable and non-redeemable securities issued, or fully insured as to payment, by the United States of America.

2. UNIFORM COMMERCIAL CODE SECURITY AGREEMENT.

(a) This Instrument is also a security agreement under the Uniform Commercial Code for any of the Mortgaged Property which, under applicable law, may be subjected to a security interest under the Uniform Commercial Code, whether such Mortgaged Property is owned now or acquired in the future, and all products and cash and non-cash proceeds thereof (collectively, **"UCC Collateral"**), and Borrower hereby grants to Lender a security interest in the UCC Collateral. Borrower hereby authorizes Lender to prepare and file financing statements, continuation statements and financing statement amendments in such form as Lender may require to perfect or continue the perfection of this security interest and Borrower agrees, if Lender so requests, to execute and deliver to Lender such financing statements, continuation statements and amendments. Borrower shall pay all filing costs and all costs and expenses of any record searches for financing statements and/or amendments that Lender may require. Without the prior written consent of Lender, Borrower shall not create or permit to exist any other lien or security interest in any of the UCC Collateral.

(b) Unless Borrower gives Notice to Lender within 30 days after the occurrence of any of the following, and executes and delivers to Lender modifications or supplements of this Instrument (and any financing statement which may be filed in connection with this Instrument) as Lender may require, Borrower shall not (i) change its name, identity, structure or jurisdiction of organization; (ii) change the location of its place of business (or chief executive office if more than one place of business); or (iii) add to or change any location at which any of the Mortgaged Property is stored, held or located.

(c) If an Event of Default has occurred and is continuing, Lender shall have the remedies of a secured party under the Uniform Commercial Code, in addition to all remedies provided by this Instrument or existing under applicable law. In exercising any remedies, Lender may exercise its remedies against the UCC Collateral separately or together, and in any order, without in any way affecting the availability of Lender's other remedies.

(d) This Instrument constitutes a financing statement with respect to any part of the Mortgaged Property that is or may become a Fixture, if permitted by applicable law.

3.   ASSIGNMENT OF RENTS; APPOINTMENT OF RECEIVER; LENDER IN POSSESSION.

(a)   As part of the consideration for the Indebtedness, Borrower absolutely and unconditionally assigns and transfers to Lender all Rents. It is the intention of Borrower to establish a present, absolute and irrevocable transfer and assignment to Lender of all Rents and to authorize and empower Lender to collect and receive all Rents without the necessity of further action on the part of Borrower. Promptly upon request by Lender, Borrower agrees to execute and deliver such further assignments as Lender may from time to time require. Borrower and Lender intend this assignment of Rents to be immediately effective and to constitute an absolute present assignment and not an assignment for additional security only. For purposes of giving effect to this absolute assignment of Rents, and for no other purpose, Rents shall not be deemed to be a part of the Mortgaged Property. However, if this present, absolute and unconditional assignment of Rents is not enforceable by its terms under the laws of the Property Jurisdiction, then the Rents shall be included as a part of the Mortgaged Property and it is the intention of the Borrower that in this circumstance this Instrument create and perfect a lien on Rents in favor of Lender, which lien shall be effective as of the date of this Instrument.

(b)   After the occurrence of an Event of Default, Borrower authorizes Lender to collect, sue for and compromise Rents and directs each tenant of the Mortgaged Property to pay all Rents to, or as directed by, Lender. However, until the occurrence of an Event of Default, Lender hereby grants to Borrower a revocable license to collect and receive all Rents, to hold all Rents in trust for the benefit of Lender and to apply all Rents to pay the installments of interest and principal then due and payable under the Note and the other amounts then due and payable under the other Loan Documents, including Imposition Deposits, and to pay the current costs and expenses of managing, operating and maintaining the Mortgaged Property, including utilities, Taxes and insurance premiums (to the extent not included in Imposition Deposits), tenant improvements and other capital expenditures. So long as no Event of Default has occurred and is continuing, the Rents remaining after application pursuant to the preceding sentence may be retained by Borrower free and clear of, and released from, Lender's rights with respect to Rents under this Instrument. From and after the occurrence of an Event of Default, and without the necessity of Lender entering upon and taking and maintaining control of the Mortgaged Property directly, or by a receiver, Borrower's license to collect Rents shall automatically terminate and Lender shall without Notice be entitled to all Rents as they become due and payable, including Rents then due and unpaid. Borrower shall pay to Lender upon demand all Rents to which Lender is entitled. At any time on or after the date of Lender's demand for Rents, (i) Lender may give, and Borrower hereby irrevocably authorizes Lender to give, notice to all tenants of the Mortgaged Property instructing them to pay all Rents to Lender, (ii) no tenant shall be obligated to inquire further as to the occurrence or continuance of an Event of Default, and (iii) no tenant shall be obligated to pay to Borrower any amounts which are actually paid to Lender in response to such a notice. Any such notice by Lender shall be delivered to each tenant personally, by mail or by delivering such demand to each rental unit. Borrower shall not interfere with and shall cooperate with Lender's collection of such Rents.

(c)   Borrower represents and warrants to Lender that Borrower has not executed any prior assignment of Rents (other than an assignment of Rents securing any prior indebtedness that is being assigned to Lender, or paid off and discharged with the proceeds of the Loan evidenced by the Note), that Borrower has not performed, and Borrower covenants and agrees that it will not perform, any acts and has not executed, and shall not execute, any instrument which would prevent Lender from exercising its rights under this Section 3, and that at the time of execution of this Instrument there has been no anticipation or prepayment of any Rents for more than two months prior to the due dates of such Rents. Borrower shall not collect or accept payment of any Rents more than two months prior to the due dates of such Rents.

(d) If an Event of Default has occurred and is continuing, Lender may, regardless of the adequacy of Lender's security or the solvency of Borrower and even in the absence of waste, enter upon and take and maintain full control of the Mortgaged Property in order to perform all acts that Lender in its discretion determines to be necessary or desirable for the operation and maintenance of the Mortgaged Property, including the execution, cancellation or modification of Leases, the collection of all Rents, the making of repairs to the Mortgaged Property and the execution or termination of contracts providing for the management, operation or maintenance of the Mortgaged Property, for the purposes of enforcing the assignment of Rents pursuant to Section 3(a), protecting the Mortgaged Property or the security of this Instrument, or for such other purposes as Lender in its discretion may deem necessary or desirable. Alternatively, if an Event of Default has occurred and is continuing, regardless of the adequacy of Lender's security, without regard to Borrower's solvency and without the necessity of giving prior notice (oral or written) to Borrower, Lender may apply to any court having jurisdiction for the appointment of a receiver for the Mortgaged Property to take any or all of the actions set forth in the preceding sentence. If Lender elects to seek the appointment of a receiver for the Mortgaged Property at any time after an Event of Default has occurred and is continuing, Borrower, by its execution of this Instrument, expressly consents to the appointment of such receiver, including the appointment of a receiver ex parte if permitted by applicable law. If Borrower is a housing cooperative corporation or association, Borrower hereby agrees that if a receiver is appointed, the order appointing the receiver may contain a provision requiring the receiver to pay the installments of interest and principal then due and payable under the Note and the other amounts then due and payable under the other Loan Documents, including Imposition Deposits, it being acknowledged and agreed that the Indebtedness is an obligation of the Borrower and must be paid out of maintenance charges payable by the Borrower's tenant shareholders under their proprietary leases or occupancy agreements. Lender or the receiver, as the case may be, shall be entitled to receive a reasonable fee for managing the Mortgaged Property. Immediately upon appointment of a receiver or immediately upon the Lender's entering upon and taking possession and control of the Mortgaged Property, Borrower shall surrender possession of the Mortgaged Property to Lender or the receiver, as the case may be, and shall deliver to Lender or the receiver, as the case may be, all documents, records (including records on electronic or magnetic media), accounts, surveys, plans, and specifications relating to the Mortgaged Property and all security deposits and prepaid Rents. In the event Lender takes possession and control of the Mortgaged Property, Lender may exclude Borrower and its representatives from the Mortgaged Property. Borrower acknowledges and agrees that the exercise by Lender of any of the rights conferred under this Section 3 shall not be construed to make Lender a mortgagee-in-possession of the Mortgaged Property so long as Lender has not itself entered into actual possession of the Land and Improvements.

(e) If Lender enters the Mortgaged Property, Lender shall be liable to account only to Borrower and only for those Rents actually received. Except to the extent of Lender's gross negligence or willful misconduct, Lender shall not be liable to Borrower, anyone claiming under or through Borrower or anyone having an interest in the Mortgaged Property, by reason of any act or omission of Lender under Section 3(d), and Borrower hereby releases and discharges Lender from any such liability to the fullest extent permitted by law.

(f) If the Rents are not sufficient to meet the costs of taking control of and managing the Mortgaged Property and collecting the Rents, any funds expended by Lender for such purposes shall become an additional part of the Indebtedness as provided in Section 12.

(g)   Any entering upon and taking of control of the Mortgaged Property by Lender or the receiver, as the case may be, and any application of Rents as provided in this Instrument shall not cure or waive any Event of Default or invalidate any other right or remedy of Lender under applicable law or provided for in this Instrument.

4.   ASSIGNMENT OF LEASES; LEASES AFFECTING THE MORTGAGED PROPERTY.

(a)   As part of the consideration for the Indebtedness, Borrower absolutely and unconditionally assigns and transfers to Lender all of Borrower's right, title and interest in, to and under the Leases, including Borrower's right, power and authority to modify the terms of any such Lease, or extend or terminate any such Lease. It is the intention of Borrower to establish a present, absolute and irrevocable transfer and assignment to Lender of all of Borrower's right, title and interest in, to and under the Leases. Borrower and Lender intend this assignment of the Leases to be immediately effective and to constitute an absolute present assignment and not an assignment for additional security only. For purposes of giving effect to this absolute assignment of the Leases, and for no other purpose, the Leases shall not be deemed to be a part of the Mortgaged Property. However, if this present, absolute and unconditional assignment of the Leases is not enforceable by its terms under the laws of the Property Jurisdiction, then the Leases shall be included as a part of the Mortgaged Property and it is the intention of the Borrower that in this circumstance this Instrument create and perfect a lien on the Leases in favor of Lender, which lien shall be effective as of the date of this Instrument.

(b)   Until Lender gives Notice to Borrower of Lender's exercise of its rights under this Section 4, Borrower shall have all rights, power and authority granted to Borrower under any Lease (except as otherwise limited by this Section or any other provision of this Instrument), including the right, power and authority to modify the terms of any Lease or extend or terminate any Lease. Upon the occurrence of an Event of Default, the permission given to Borrower pursuant to the preceding sentence to exercise all rights, power and authority under Leases shall automatically terminate. Borrower shall comply with and observe Borrower's obligations under all Leases, including Borrower's obligations pertaining to the maintenance and disposition of tenant security deposits.

(c)   Borrower acknowledges and agrees that the exercise by Lender, either directly or by a receiver, of any of the rights conferred under this Section 4 shall not be construed to make Lender a mortgagee-in-possession of the Mortgaged Property so long as Lender has not itself entered into actual possession of the Land and the Improvements. The acceptance by Lender of the assignment of the Leases pursuant to Section 4(a) shall not at any time or in any event obligate Lender to take any action under this Instrument or to expend any money or to incur any expenses. Except to the extent of Lender's gross negligence or willful misconduct, Lender shall not be liable in any way for any injury or damage to person or property sustained by any Person or Persons in or about the Mortgaged Property. Prior to Lender's actual entry into and taking possession of the Mortgaged Property, Lender shall not (i) be obligated to perform any of the terms, covenants and conditions contained in any Lease (or otherwise have any obligation with respect to any Lease); (ii) be obligated to appear in or defend any action or proceeding relating to the Lease or the Mortgaged Property; or (iii) be responsible for the operation, control, care, management or repair of the Mortgaged Property or any portion of the Mortgaged Property. The execution of this Instrument by Borrower shall constitute conclusive evidence that all responsibility for the operation, control, care, management and repair of the Mortgaged Property is and shall be that of Borrower, prior to such actual entry and taking of possession.

(d)   Upon delivery of Notice by Lender to Borrower of Lender's exercise of Lender's rights under this Section 4 at any time after the occurrence of an Event of Default, and without the necessity of Lender entering upon and taking and maintaining control of the Mortgaged Property directly, by a receiver, or by any other manner or proceeding permitted by the laws of the Property Jurisdiction, Lender immediately shall have all rights, powers and authority granted to Borrower under any Lease, including the right, power and authority to modify the terms of any such Lease, or extend or terminate any such Lease.

(e)   Borrower shall, promptly upon Lender's request, deliver to Lender an executed copy of each residential Lease then in effect. All Leases for residential dwelling units shall be on forms approved by Lender, shall be for initial terms of at least six months and not more than two years, and shall not include options to purchase.

(f)   (i)   Except as set forth below, Borrower shall not enter into a Lease for any portion of the Mortgaged Property for non-residential use without the prior written consent of Lender.

        (ii)   Borrower shall not modify the terms of, or extend or terminate, any Lease for non-residential use (including any Lease in existence on the date of this Instrument) without the prior written consent of Lender; provided, however, Lender's consent shall not be required for the modification or extension of a non-residential Lease if such modification or extension is on terms at least as favorable to Borrower as those customary at that time in the applicable market and the income from the extended or modified Lease will not be less than the income received from the Lease as of the date of this Instrument.

        (iii)   Lender's consent shall not be required for Borrower to enter into a new Lease for space occupied as of the date of this Instrument for non-residential use ("**New Commercial Lease**"), provided that such New Commercial Lease satisfies the following requirements:

           (A)   the aggregate of the income derived from the space leased by the New Commercial Lease accounts for less than five percent (5%) of the gross income of the Mortgaged Property on the date of this Instrument;

           (B)   the tenant under the New Commercial Lease is not an Affiliate of the Borrower or any guarantor;

           (C)   terms of the New Commercial Lease are at least as favorable to Borrower as those customary on the date of this Instrument in the applicable market;

           (D)   the rents paid to the Borrower pursuant to the New Commercial Lease are greater than or equal to the rents paid to Borrower pursuant to the Lease for that portion of the Mortgaged Property that was in effect prior to the New Commercial Lease; and

           (E)   the New Commercial Lease must provide that the space may not be used or operated, in whole or in part, for any of the following: (1) the operation of a so-called "head shop" or other business devoted to the sale of articles or merchandise normally used or associated with illegal or unlawful activities such as, but not limited to, the sale of paraphernalia used in connection with marijuana or controlled drugs or substances, (2) a gun shop, shooting gallery or firearms range, (3) a so-called massage parlor or any business which sells, rents or permits the viewing of so-called "adult" or pornographic materials such as, but not limited to, adult magazines, books, movies, photographs, sexual aids, sexual articles and sex paraphernalia, (4) for the sale or distribution of any flammable liquids, gases or other Hazardous Materials as defined under this Instrument, (5) an off-track betting parlor or arcade, (6) a liquor store or other business whose primary business is the sale of alcoholic beverages for off-site consumption, (7) a burlesque or strip club, or (8) any other illegal activity.

(iv) Borrower shall, without request by Lender, deliver a fully executed copy of each non-residential Lease to Lender promptly after such Lease is signed.

(v) All non-residential Leases, regardless of whether Lender's consent or approval is required, including renewals or extensions of existing Leases, shall specifically provide that (A) such Leases are subordinate to the lien of this Instrument; (B) the tenant shall attorn to Lender and any purchaser at a foreclosure sale, such attornment to be self-executing and effective upon acquisition of title to the Mortgaged Property by any purchaser at a foreclosure sale or by Lender in any manner; (C) the tenant agrees to execute such further evidences of attornment as Lender or any purchaser at a foreclosure sale may from time to time request; (D) the Lease shall not be terminated by foreclosure or any other transfer of the Mortgaged Property; (E) after a foreclosure sale of the Mortgaged Property, Lender or any other purchaser at such foreclosure sale may, at Lender's or such purchaser's option, accept or terminate such Lease; and (F) upon receipt of a written request from Lender following the occurrence of an Event of Default, pay all Rents payable under the Lease to Lender.

(g) Borrower shall not receive or accept Rent under any Lease (whether residential or non-residential) for more than two months in advance.

(h) If Borrower is a cooperative housing corporation or association, notwithstanding anything to the contrary contained in this subsection or in Section 21, so long as Borrower remains a cooperative housing corporation or association and is not in breach of any covenant of this Instrument, Lender hereby consents to:

(i) the execution of leases of apartments for a term in excess of two years from Borrower to a tenant shareholder of Borrower, so long as such leases, including proprietary leases, are and will remain subordinate to the lien of this Instrument; and

(ii) the surrender or termination of such leases of apartments where the surrendered or terminated lease is immediately replaced or where the Borrower makes its best efforts to secure such immediate replacement by a newly executed lease of the same apartment to a tenant shareholder of the Borrower. However, no consent is hereby given by Lender to any execution, surrender, termination or assignment of a lease under terms that would waive or reduce the obligation of the resulting tenant shareholder under such lease to pay cooperative assessments in full when due or the obligation of the former tenant shareholder to pay any unpaid portion of such assessments.

5. PAYMENT OF INDEBTEDNESS; PERFORMANCE UNDER LOAN DOCUMENTS; PREPAYMENT PREMIUM. Borrower shall pay the Indebtedness when due in accordance with the terms of the Note and the other Loan Documents and shall perform, observe and comply with all other provisions of the Note and the other Loan Documents. Borrower shall pay a prepayment premium in connection with certain prepayments of the Indebtedness, including a payment made after Lender's exercise of any right of acceleration of the Indebtedness, as provided in the Note.

6. EXCULPATION. Borrower's personal liability for payment of the Indebtedness and for performance of the other obligations to be performed by it under this Instrument is limited in the manner, and to the extent, provided in the Note.

7. DEPOSITS FOR TAXES, INSURANCE AND OTHER CHARGES.

(a) Unless this requirement is waived in writing by Lender, which waiver may be contained in this Section 7(a), Borrower shall deposit with Lender on the day monthly installments of principal or interest, or both, are due under the Note (or on another day designated in writing by Lender), until the Indebtedness is paid in full, an additional amount sufficient to accumulate with Lender the entire sum required to pay, when due, the items marked "Collect" below. Lender will not require the Borrower to make Imposition Deposits with respect to the items marked "Deferred" below.

[Deferred]	Hazard Insurance premiums or other insurance premiums required by Lender under Section 19,
[Collect]	Taxes,
[Deferred]	water and sewer charges (that could become a lien on the Mortgaged Property),
[N/A]	ground rents,
[Deferred]	assessments or other charges (that could become a lien on the Mortgaged Property)

The amounts deposited under the preceding sentence are collectively referred to in this Instrument as the **"Imposition Deposits."** The obligations of Borrower for which the Imposition Deposits are required are collectively referred to in this Instrument as **"Impositions."** The amount of the Imposition Deposits shall be sufficient to enable Lender to pay each Imposition before the last date upon which such payment may be made without any penalty or interest charge being added. Lender shall maintain records indicating how much of the monthly Imposition Deposits and how much of the aggregate Imposition Deposits held by Lender are held for the purpose of paying Taxes, insurance premiums and each other Imposition.

(b) Imposition Deposits shall be deposited in an Eligible Account at an Eligible Institution (which may be Lender, if Lender is such an institution) or invested in "permitted investments" as then defined and required by the Rating Agencies. Lender shall not be obligated to open additional accounts or deposit Imposition Deposits in additional institutions when the amount of the Imposition Deposits exceeds the maximum amount of the federal deposit insurance or guaranty. Lender shall apply the Imposition Deposits to pay Impositions so long as no Event of Default has occurred and is continuing. Unless applicable law requires, Lender shall not be required to pay Borrower any interest, earnings or profits on the Imposition Deposits. As additional security for all of Borrower's obligations under this Instrument and the other Loan Documents, Borrower hereby pledges and grants to Lender a security interest in the Imposition Deposits and all proceeds of, and all interest and dividends on, the Imposition Deposits. Any amounts deposited with Lender under this Section 7 shall not be trust funds, nor shall they operate to reduce the Indebtedness, unless applied by Lender for that purpose under Section 7(e).

(c)   If Lender receives a bill or invoice for an Imposition, Lender shall pay the Imposition from the Imposition Deposits held by Lender. Lender shall have no obligation to pay any Imposition to the extent it exceeds Imposition Deposits then held by Lender. Lender may pay an Imposition according to any bill, statement or estimate from the appropriate public office or insurance company without inquiring into the accuracy of the bill, statement or estimate or into the validity of the Imposition.

(d)   If at any time the amount of the Imposition Deposits held by Lender for payment of a specific Imposition exceeds the amount reasonably deemed necessary by Lender, the excess shall be credited against future installments of Imposition Deposits. If at any time the amount of the Imposition Deposits held by Lender for payment of a specific Imposition is less than the amount reasonably estimated by Lender to be necessary, Borrower shall pay to Lender the amount of the deficiency within 15 days after Notice from Lender.

(e)   If an Event of Default has occurred and is continuing, Lender may apply any Imposition Deposits, in any amounts and in any order as Lender determines, in Lender's discretion, to pay any Impositions or as a credit against the Indebtedness. Upon payment in full of the Indebtedness, Lender shall refund to Borrower any Imposition Deposits held by Lender.

(f)   If Lender does not collect an Imposition Deposit with respect to an Imposition either marked "Deferred" in Section 7(a) or pursuant to a separate written waiver by Lender, then on or before the date each such Imposition is due, or on the date this Instrument requires each such Imposition to be paid, Borrower must provide Lender with proof of payment of each such Imposition for which Lender does not require collection of Imposition Deposits. Lender may revoke its deferral or waiver and require Borrower to deposit with Lender any or all of the Imposition Deposits listed in Section 7(a), regardless of whether any such item is marked "Deferred" in such section, upon Notice to Borrower, (i) if Borrower does not timely pay any of the Impositions, (ii) if Borrower fails to provide timely proof to Lender of such payment, or (iii) at any time during the existence of an Event of Default.

(g)   In the event of a Transfer prohibited by or requiring Lender's approval under Section 21, Lender's waiver of the collection of any Imposition Deposit in this Section 7 may be modified or rendered void by Lender at Lender's option by Notice to Borrower and the transferee(s) as a condition of Lender's approval of such Transfer.

8.   COLLATERAL AGREEMENTS. Borrower shall deposit with Lender such amounts as may be required by any Collateral Agreement and shall perform all other obligations of Borrower under each Collateral Agreement.

9.   APPLICATION OF PAYMENTS. If at any time Lender receives, from Borrower or otherwise, any amount applicable to the Indebtedness which is less than all amounts due and payable at such time, then Lender may apply that payment to amounts then due and payable in any manner and in any order determined by Lender, in Lender's discretion. Neither

Lender's acceptance of an amount that is less than all amounts then due and payable nor Lender's application of such payment in the manner authorized shall constitute or be deemed to constitute either a waiver of the unpaid amounts or an accord and satisfaction. Notwithstanding the application of any such amount to the Indebtedness, Borrower's obligations under this Instrument and the Note shall remain unchanged.

10. COMPLIANCE WITH LAWS AND ORGANIZATIONAL DOCUMENTS.

(a) Borrower shall comply with all laws, ordinances, regulations and requirements of any Governmental Authority and all recorded lawful covenants and agreements relating to or affecting the Mortgaged Property, including all laws, ordinances, regulations, requirements and covenants pertaining to health and safety, construction of improvements on the Mortgaged Property, fair housing, disability accommodation, zoning and land use, and Leases. Borrower also shall comply with all applicable laws that pertain to the maintenance and disposition of tenant security deposits.

(b) Borrower shall at all times maintain records sufficient to demonstrate compliance with the provisions of this Section 10.

(c) Borrower shall take appropriate measures to prevent, and shall not engage in or knowingly permit, any illegal activities at the Mortgaged Property that could endanger tenants or visitors, result in damage to the Mortgaged Property, result in forfeiture of the Mortgaged Property, or otherwise materially impair the lien created by this Instrument or Lender's interest in the Mortgaged Property. Borrower represents and warrants to Lender that no portion of the Mortgaged Property has been or will be purchased with the proceeds of any illegal activity.

(d) Borrower shall at all times comply with all laws, regulations and requirements of any Governmental Authority relating to Borrower's formation, continued existence and good standing in the Property Jurisdiction. Borrower shall at all times comply with its organizational documents, including but not limited to its partnership agreement (if Borrower is a partnership), its by-laws (if Borrower is a corporation or housing cooperative corporation or association) or its operating agreement (if Borrower is an limited liability company or tenancy-in-common). If Borrower is a housing cooperative corporation or association, Borrower shall at all times maintain its status as a "cooperative housing corporation" as such term is defined in Section 216(b) of the Internal revenue Code of 1986, as amended, or any successor statute thereto.

(e) Borrower represents and warrants that Borrower, any commercial tenant of the Mortgaged Property and/or any operator of the Mortgaged Property were in possession of all material licenses, permits and authorizations required for use of the Mortgaged Property which were valid and in full force and effect as of the date of this Instrument. Borrower warrants that it, any commercial tenant of the Mortgaged Property and/or any operator of the Mortgaged Property shall remain in material compliance with all material licenses, permits and other legal requirements necessary and required to conduct its business.

11. USE OF PROPERTY. Unless required by applicable law, Borrower shall not (a) allow changes in the use for which all or any part of the Mortgaged Property is being used at the time this Instrument was executed, except for any change in use approved by Lender, (b) convert any individual dwelling units or common areas to commercial use, (c) initiate a change in the zoning classification of the Mortgaged Property or acquiesce without Notice to and consent of Lender in a change in the zoning classification of the Mortgaged Property, (d) establish any condominium or cooperative regime with respect to the Mortgaged Property, (e) combine all or any part of the Mortgaged Property with all or any part of a tax parcel which is not part of the Mortgaged Property, or (f) subdivide or otherwise split any tax parcel constituting all or any part of the Mortgaged Property without the prior consent of Lender. The Mortgaged Property (x) permits ingress and egress, (y) is served by public utilities and services generally available in the surrounding community or otherwise appropriate for the use in which the Mortgaged Property is currently being utilized, and (z) constitutes one or more separate tax parcels or the Lender's title policy contains one or more endorsements with respect to the matters described in (x) or (z). Notwithstanding anything contained in this Section to the contrary, if Borrower is a housing cooperative corporation or association, Lender acknowledges and consents to Borrower's use of the Mortgaged Property as a housing cooperative.

12. PROTECTION OF LENDER'S SECURITY; INSTRUMENT SECURES FUTURE ADVANCES.

(a)   If Borrower fails to perform any of its obligations under this Instrument or any other Loan Document, or if any action or proceeding is commenced which purports to affect the Mortgaged Property, Lender's security or Lender's rights under this Instrument, including eminent domain, insolvency, code enforcement, civil or criminal forfeiture, enforcement of Hazardous Materials Laws, fraudulent conveyance or reorganizations or proceedings involving a bankrupt or decedent, then Lender at Lender's option may make such appearances, file such documents, disburse such sums and take such actions as Lender reasonably deems necessary to perform such obligations of Borrower and to protect Lender's interest, including (i) payment of Attorneys' Fees and Costs, (ii) payment of fees and out-of-pocket expenses of accountants, inspectors and consultants, (iii) entry upon the Mortgaged Property to make repairs or secure the Mortgaged Property, (iv) procurement of the insurance required by Section 19, (v) payment of amounts which Borrower has failed to pay under Sections 15 and 17, and (vi) advances made by Lender to pay, satisfy or discharge any obligation of Borrower for the payment of money that is secured by a pre-existing mortgage, deed of trust or other lien encumbering the Mortgaged Property (a "**Prior Lien**").

(b)   Any amounts disbursed by Lender under this Section 12, or under any other provision of this Instrument that treats such disbursement as being made under this Section 12, shall be secured by this Instrument, shall be added to, and become part of, the principal component of the Indebtedness, shall be immediately due and payable and shall bear interest from the date of disbursement until paid at the "**Default Rate**," as defined in the Note.

(c)   Nothing in this Section 12 shall require Lender to incur any expense or take any action.

13. INSPECTION.

(a)   Lender, its agents, representatives, and designees may make or cause to be made entries upon and inspections of the Mortgaged Property (including environmental inspections and tests) during normal business hours, or at any other reasonable time, upon reasonable notice to Borrower if the inspection is to include occupied residential units (which notice need not be in writing). Notice to Borrower shall not be required in the case of an emergency, as determined in Lender's discretion, or when an Event of Default has occurred and is continuing.

(b)   If Lender determines that Mold has developed as a result of a water intrusion event or leak, Lender, at Lender's discretion, may require that a professional inspector inspect the Mortgaged Property as frequently as Lender determines is necessary until any issue with Mold and its cause(s) are resolved to Lender's satisfaction. Such inspection shall be limited to a visual and olfactory inspection of the area that has experienced the Mold, water intrusion event or leak. Borrower shall be responsible for the cost of such professional inspection and any remediation deemed to be necessary as a result of the professional inspection. After any issue with Mold, water intrusion or leaks is remedied to Lender's satisfaction, Lender shall not require a professional inspection any more frequently than once every three years unless Lender is otherwise aware of Mold as a result of a subsequent water intrusion event or leak.

(c) If Lender or Loan Servicer determines not to conduct an annual inspection of the Mortgaged Property, and in lieu thereof Lender requests a certification, Borrower shall be prepared to provide and must actually provide to Lender a factually correct certification each year that the annual inspection is waived to the following effect:

> Borrower has not received any written complaint, notice, letter or other written communication from tenants, management agent or governmental authorities regarding mold, fungus, microbial contamination or pathogenic organisms ("Mold") or any activity, condition, event or omission that causes or facilitates the growth of Mold on or in any part of the Mortgaged Property or if Borrower has received any such written complaint, notice, letter or other written communication that Borrower has investigated and determined that no Mold activity, condition or event exists or alternatively has fully and properly remediated such activity, condition, event or omission in compliance with the Moisture Management Plan for the Mortgaged Property.

If Borrower is unwilling or unable to provide such certification, Lender may require a professional inspection of the Mortgaged Property at Borrower's expense.

14. BOOKS AND RECORDS; FINANCIAL REPORTING.

(a) Borrower shall keep and maintain at all times at the Mortgaged Property or the management agent's office, and upon Lender's request shall make available at the Mortgaged Property (or, at Borrower's option, at the management agent's office), complete and accurate books of account and records (including copies of supporting bills and invoices) adequate to reflect correctly the operation of the Mortgaged Property, in accordance with GAAP consistently applied (or such other method which is reasonably acceptable to Lender), and copies of all written contracts, Leases, and other instruments which affect the Mortgaged Property. The books, records, contracts, Leases and other instruments shall be subject to examination and inspection by Lender at any reasonable time.

(b) Borrower shall furnish to Lender each of the following:

(i) if, in connection with this Loan, the Borrower purchased the Mortgaged Property, a statement of income and expenses for Borrower's operation of the Mortgaged Property from the origination date to the end of the first full calendar quarter following such origination date, such statement to be provided within twenty-five (25) days after the end of such quarter; or

(ii) for all other cases (for example, a refinance of a loan, a purchase of partnership or other interests, or new debt being placed on the Mortgaged Property), a statement of income and expenses for Borrower's operation of the Mortgaged Property for the trailing six (6) months, such statement to be provided within twenty-five (25) days after the end of such quarter.

(iii) after Borrower has furnished such statements required by Section 14(b)(i) or (ii) above, within twenty-five (25) days after the end of each subsequent calendar quarter of Borrower,

    (A) a Rent Schedule; and

    (B) a statement of income and expenses for Borrower's operation of the Mortgaged Property for that calendar quarter;

(c) Within ninety (90) days after the end of each fiscal year of Borrower, Borrower shall furnish to Lender each of the following:

    (i) an annual statement of income and expenses for Borrower's operation of the Mortgaged Property for that fiscal year;

    (ii) a statement of changes in financial position of Borrower relating to the Mortgaged Property for that fiscal year;

    (iii) a balance sheet showing all assets and liabilities of Borrower relating to the Mortgaged Property as of the end of that fiscal year and a profit and loss statement for Borrower; and

    (iv) an accounting of all security deposits held pursuant to all Leases, including the name of the institution (if any) and the names and identification numbers of the accounts (if any) in which such security deposits are held and the name of the person to contact at such financial institution, along with any authority or release necessary for Lender to access information regarding such accounts.

(d) Borrower shall furnish to Lender each of the following:

    (i) prior to a Securitization, and thereafter upon Lender's reasonable request, a monthly Rent Schedule and a monthly statement of income and expenses for Borrower's operation of the Mortgaged Property;

    (ii) prior to a Securitization, and thereafter upon Lender's reasonable request, Borrower shall furnish to Lender a statement that identifies all owners of any interest in Borrower and any Controlling Entity and the interest held by each (unless Borrower or any Controlling Entity is a publicly-traded entity in which case such statement of ownership shall not be required), and if Borrower or a Controlling Entity is a corporation, all officers and directors of Borrower and the Controlling Entity, and if Borrower or a Controlling Entity is a limited liability company, all Managers who are not members;

    (iii) copies of all tax returns filed by Borrower, within thirty (30) days after the date of filing; and

    (iv) such other financial information or property management information (including, without limitation, information on tenants under Leases to the extent such information is available to Borrower, copies of bank account statements from financial institutions where funds owned or controlled by

Borrower are maintained, and an accounting of security deposits) as may be required by Lender from time to time.

(e)   At any time upon Lender's request, Borrower shall furnish to Lender a monthly property management report for the Mortgaged Property, showing the number of inquiries made and rental applications received from tenants or prospective tenants and deposits received from tenants and any other information requested by Lender. However, Lender shall not require the foregoing more frequently than quarterly except when there has been an Event of Default and such Event of Default is continuing, in which case Lender may require Borrower to furnish the foregoing more frequently.

(f)   A natural person having authority to bind Borrower (or the SPE Equity Owner or guarantor, as applicable) shall certify each of the statements, schedules and reports required by Sections 14(b) through 14(e) and 14(h) to be complete and accurate. Each of the statements, schedules and reports required by Sections 14(b) through 14(e) and 14(h) shall be in such form and contain such detail as Lender may reasonably require. Lender also may require that any of the statements, schedules or reports listed in Section 14(b) through 14(c) and Section 14(d)(i) and (iv) be audited at Borrower's expense by independent certified public accountants acceptable to Lender, at any time when an Event of Default has occurred and is continuing or at any time that Lender, in its reasonable judgment, determines that audited financial statements are required for an accurate assessment of the financial condition of Borrower or of the Mortgaged Property.

(g)   If Borrower fails to provide in a timely manner the statements, schedules and reports required by Sections 14(b) through 14(e) and 14(h), Lender shall give Borrower Notice specifying the statements, schedules and reports required by Section 14(b) through 14(e) and 14(h) that Borrower has failed to provide. If Borrower has not provided the required statements, schedules and reports within 10 Business Days following such Notice, then Lender shall have the right to have Borrower's books and records audited, at Borrower's expense, by independent certified public accountants selected by Lender in order to obtain such statements, schedules and reports, and all related costs and expenses of Lender shall become immediately due and payable and shall become an additional part of the Indebtedness as provided in Section 12. Notice to Borrower shall not be required in the case of an emergency, as determined in Lender's discretion, or when an Event of Default has occurred and is continuing.

(h)   Borrower shall cause each guarantor and, at Lender's request, any SPE Equity Owner, to provide to Lender (i) within ninety (90) days after the close of such party's fiscal year, such party's balance sheet and profit and loss statement (or if such party is a natural person, within ninety (90) days after the close of each calendar year, such party's personal financial statements) in form reasonably satisfactory to Lender and certified by such party to be accurate and complete; and (ii) such additional financial information (including, without limitation, copies of state and federal tax returns with respect to any SPE Equity Owner but Lender shall only require copies of such tax returns with respect to each guarantor if an Event of Default has occurred and is continuing) as Lender may reasonably require from time to time and in such detail as reasonably required by Lender.

(i)   If an Event of Default has occurred and is continuing, Borrower shall deliver to Lender upon written demand all books and records relating to the Mortgaged Property or its operation.

(j)   Borrower authorizes Lender to obtain a credit report on Borrower at any time.

15.   **TAXES; OPERATING EXPENSES.**

(a)   Subject to the provisions of Section 15(c) and Section 15(d), Borrower shall pay, or cause to be paid, all Taxes when due and before the addition of any interest, fine, penalty or cost for nonpayment.

(b)   Subject to the provisions of Section 15(c), Borrower shall (i) pay the expenses of operating, managing, maintaining and repairing the Mortgaged Property (including utilities, repairs and replacements) before the last date upon which each such payment may be made without any penalty or interest charge being added, and (ii) pay insurance premiums at least 30 days prior to the expiration date of each policy of insurance, unless applicable law specifies some lesser period.

(c)   If Lender is collecting Imposition Deposits, to the extent that Lender holds sufficient Imposition Deposits for the purpose of paying a specific Imposition, then Borrower shall not be obligated to pay such Imposition, so long as no Event of Default exists and Borrower has timely delivered to Lender any bills or premium notices that it has received. If an Event of Default exists, Lender may exercise any rights Lender may have with respect to Imposition Deposits without regard to whether Impositions are then due and payable. Lender shall have no liability to Borrower for failing to pay any Impositions to the extent that (i) any Event of Default has occurred and is continuing, (ii) insufficient Imposition Deposits are held by Lender at the time an Imposition becomes due and payable or (iii) Borrower has failed to provide Lender with bills and premium notices as provided above.

(d)   Borrower, at its own expense, may contest by appropriate legal proceedings, conducted diligently and in good faith, the amount or validity of any Imposition other than insurance premiums, if (i) Borrower notifies Lender of the commencement or expected commencement of such proceedings, (ii) the Mortgaged Property is not in danger of being sold or forfeited, (iii) if Borrower has not already paid the Imposition, Borrower deposits with Lender reserves sufficient to pay the contested Imposition, if requested by Lender, and (iv) Borrower furnishes whatever additional security is required in the proceedings or is reasonably requested by Lender.

(e)   Borrower shall promptly deliver to Lender a copy of all notices of, and invoices for, Impositions, and if Borrower pays any Imposition directly, Borrower shall furnish to Lender, on or before the date this Instrument requires such Impositions to be paid, receipts evidencing that such payments were made.

16.   LIENS; ENCUMBRANCES.   Borrower acknowledges that, to the extent provided in Section 21, the grant, creation or existence of any mortgage, deed of trust, deed to secure debt, security interest or other lien or encumbrance (a "**Lien**") on the Mortgaged Property (other than the lien of this Instrument) or on certain ownership interests in Borrower, whether voluntary, involuntary or by operation of law, and whether or not such Lien has priority over the lien of this Instrument, is a "**Transfer**" which constitutes an Event of Default and subjects Borrower to personal liability under the Note.

17.   PRESERVATION,   MANAGEMENT   AND   MAINTENANCE   OF MORTGAGED PROPERTY.

(a)   Borrower shall not commit waste or permit impairment or deterioration of the Mortgaged Property.

(b)   Borrower shall not abandon the Mortgaged Property.

(c)   Borrower shall restore or repair promptly, in a good and workmanlike manner, any damaged part of the Mortgaged Property to the equivalent of its original condition, or such other condition as Lender may approve in writing, whether or not insurance proceeds or condemnation awards are available to cover any costs of such restoration or repair; however, Borrower shall not be obligated to perform such restoration or repair if (i) no Event of Default has occurred and is continuing, and (ii) Lender has elected to apply any available insurance proceeds and/or condemnation awards to the payment of Indebtedness pursuant to Section 19(h)(ii) through (viii), or pursuant to Section 20(d)(ii) through (viii).

(d)   Borrower shall keep the Mortgaged Property in good repair, including the replacement of Personalty and Fixtures with items of equal or better function and quality.

(e)   Borrower shall provide for professional management of the Mortgaged Property by the Property Manager or by a residential rental property manager satisfactory to Lender at all times under a property management agreement approved by Lender in writing. Borrower shall not surrender, terminate, cancel, modify, renew or extend its property management agreement, or enter into any other agreement relating to the management or operation of the Property with Property Manager or any other Person, or consent to the assignment by the Property Manager of its interest under such property management agreement, in each case without the consent of Lender, which consent shall not be unreasonably withheld; provided, however, with respect to a new property manager such consent may be conditioned upon Borrower delivering a Rating Confirmation as to such new property manager and the related property management agreement. If at any time Lender consents to the appointment of a new property manager, such new property manager and Borrower shall, as a condition of Lender's consent, execute an assignment of management agreement in a form acceptable to Lender. If any such replacement property manager is an Affiliate of Borrower, and if a nonconsolidation opinion was delivered at the origination of the Loan, Borrower shall deliver to Lender an updated nonconsolidation opinion in form and substance satisfactory to the Rating Agencies (unless waived by the Rating Agencies) with regard to nonconsolidation.

(f)   Borrower shall give Notice to Lender of and, unless otherwise directed in writing by Lender, shall appear in and defend any action or proceeding purporting to affect the Mortgaged Property, Lender's security or Lender's rights under this Instrument. Borrower shall not (and shall not permit any tenant or other person to) remove, demolish or alter the Mortgaged Property or any part of the Mortgaged Property, including any removal, demolition or alteration occurring in connection with a rehabilitation of all or part of the Mortgaged Property, except (i) in connection with the replacement of tangible Personalty, (ii) if Borrower is a cooperative housing corporation or association, to the extent permitted with respect to individual dwelling units under the form of proprietary lease or occupancy agreement and (iii) repairs and replacements in connection with making an individual unit ready for a new occupant.

(g)   Unless otherwise waived by Lender in writing, Borrower must have or must establish and must adhere to the MMP. If the Borrower is required to have an MMP, the Borrower must keep all MMP documentation at the Mortgaged Property or at the management agent's office and available for the Lender or the Loan Servicer to review during any annual assessment or other inspection of the Mortgaged Property that is required by Lender.

(h)   If Borrower is a housing cooperative corporation or association, until the Indebtedness is paid in full Borrower shall not reduce the maintenance fees, charges or assessments payable by shareholders or residents under proprietary leases or occupancy agreements below a level which is sufficient to pay all expenses of the Borrower, including, without limitation, all operating and other expenses for the Mortgaged Property and all payments due pursuant to the terms of the Note and any Loan Documents.

18.   ENVIRONMENTAL HAZARDS.

(a)   Except for matters described in Section 18(b), Borrower shall not cause or permit any of the following:

(i)   the presence, use, generation, release, treatment, processing, storage (including storage in above ground and underground storage tanks), handling, or disposal of any Hazardous Materials on or under the Mortgaged Property;

(ii)   the transportation of any Hazardous Materials to, from, or across the Mortgaged Property;

(iii)   any occurrence or condition on the Mortgaged Property, which occurrence or condition is or may be in violation of Hazardous Materials Laws;

(iv)   any violation of or noncompliance with the terms of any Environmental Permit with respect to the Mortgaged Property; or

(v)   any violation or noncompliance with the terms of any O&M Program as defined in subsection (d).

The matters described in clauses (i) through (v) above, except as otherwise provided in Section 18(b), are referred to collectively in this Section 18 as "**Prohibited Activities or Conditions.**"

(b)   Prohibited Activities or Conditions shall not include lawful conditions permitted by an O&M Program or the safe and lawful use and storage of quantities of (i) pre-packaged supplies, cleaning materials and petroleum products customarily used in the operation and maintenance of comparable multifamily properties, (ii) cleaning materials, personal grooming items and other items sold in pre-packaged containers for consumer use and used by tenants and occupants of residential dwelling units in the Mortgaged Property; and (iii) petroleum products used in the operation and maintenance of motor vehicles from time to time located on the Mortgaged Property's parking areas, so long as all of the foregoing are used, stored, handled, transported and disposed of in compliance with Hazardous Materials Laws.

(c)   Borrower shall take all commercially reasonable actions (including the inclusion of appropriate provisions in any Leases executed after the date of this Instrument) to prevent its employees, agents, and contractors, and all tenants and other occupants from causing or permitting any Prohibited Activities or Conditions. Borrower shall not lease or allow the sublease or use of all or any portion of the Mortgaged Property to any tenant or subtenant for nonresidential use by any user that, in the ordinary course of its business, would cause or permit any Prohibited Activity or Condition.

(d)   As required by Lender, Borrower shall also have established a written operations and maintenance program with respect to certain Hazardous Materials. Each such operations and maintenance program and any additional or revised operations and maintenance programs established for the Mortgaged Property pursuant to this Section 18 must be approved by Lender and shall be referred to herein as an "**O&M Program.**" Borrower shall comply in a timely manner with, and cause all employees, agents, and contractors of Borrower and any other

Persons present on the Mortgaged Property to comply with each O&M Program. Borrower shall pay all costs of performance of Borrower's obligations under any O&M Program, and Lender's out of pocket costs incurred in connection with the monitoring and review of each O&M Program and Borrower's performance shall be paid by Borrower upon demand by Lender. Any such out-of-pocket costs of Lender that Borrower fails to pay promptly shall become an additional part of the Indebtedness as provided in Section 12.

(e)   Borrower represents and warrants to Lender that, except as previously disclosed by Borrower to Lender in writing (which written disclosure may be in certain environmental assessments and other written reports accepted by Lender in connection with the funding of the Indebtedness and dated prior to the date of this Instrument):

(i)   Borrower has not at any time engaged in, caused or permitted any Prohibited Activities or Conditions on the Mortgaged Property;

(ii)   to the best of Borrower's knowledge after reasonable and diligent inquiry, no Prohibited Activities or Conditions exist or have existed on the Mortgaged Property;

(iii)   the Mortgaged Property does not now contain any underground storage tanks, and, to the best of Borrower's knowledge after reasonable and diligent inquiry, the Mortgaged Property has not contained any underground storage tanks in the past. If there is an underground storage tank located on the Mortgaged Property that has been previously disclosed by Borrower to Lender in writing, that tank complies with all requirements of Hazardous Materials Laws;

(iv)   to the best of Borrower's knowledge after reasonable and diligent inquiry, Borrower has complied with all Hazardous Materials Laws, including all requirements for notification regarding releases of Hazardous Materials. Without limiting the generality of the foregoing, Borrower has obtained all Environmental Permits required for the operation of the Mortgaged Property in accordance with Hazardous Materials Laws now in effect and all such Environmental Permits are in full force and effect;

(v)   to the best of Borrower's knowledge after reasonable and diligent inquiry, no event has occurred with respect to the Mortgaged Property that constitutes, or with the passing of time or the giving of notice would constitute, noncompliance with the terms of any Environmental Permit;

(vi)   there are no actions, suits, claims or proceedings pending or, to the best of Borrower's knowledge after reasonable and diligent inquiry, threatened that involve the Mortgaged Property and allege, arise out of, or relate to any Prohibited Activity or Condition; and

(vii)   Borrower has not received any written complaint, order, notice of violation or other communication from any Governmental Authority with regard to air emissions, water discharges, noise emissions or Hazardous Materials, or any other environmental, health or safety matters affecting the Mortgaged Property.

(f)   Borrower shall promptly notify Lender in writing upon the occurrence of any of the following events:

(i)   Borrower's discovery of any Prohibited Activity or Condition;

(ii)   Borrower's receipt of or knowledge of any written complaint, order, notice of violation or other communication from any tenant, management agent, Governmental Authority or other Person with regard to present or future alleged Prohibited Activities or Conditions, or any other environmental, health or safety matters affecting the Mortgaged Property; or

(iii)   Borrower's breach of any of its obligations under this Section 18.

Any such notice given by Borrower shall not relieve Borrower of, or result in a waiver of, any obligation under this Instrument, the Note, or any other Loan Document.

(g)   Borrower shall pay promptly the costs of any environmental inspections, tests or audits, a purpose of which is to identify the extent or cause of or potential for a Prohibited Activity or Condition ("**Environmental Inspections**"), required by Lender in connection with any foreclosure or deed in lieu of foreclosure, or as a condition of Lender's consent to any Transfer under Section 21, or required by Lender following a reasonable determination by Lender that Prohibited Activities or Conditions may exist. Any such costs incurred by Lender (including Attorneys' Fees and Costs and the costs of technical consultants whether incurred in connection with any judicial or administrative process or otherwise) that Borrower fails to pay promptly shall become an additional part of the Indebtedness as provided in Section 12. As long as (i) no Event of Default has occurred and is continuing, (ii) Borrower has actually paid for or reimbursed Lender for all costs of any such Environmental Inspections performed or required by Lender, and (iii) Lender is not prohibited by law, contract or otherwise from doing so, Lender shall make available to Borrower, without representation of any kind, copies of Environmental Inspections prepared by third parties and delivered to Lender. Lender hereby reserves the right, and Borrower hereby expressly authorizes Lender, to make available to any party, including any prospective bidder at a foreclosure sale of the Mortgaged Property, the results of any Environmental Inspections made by or for Lender with respect to the Mortgaged Property. Borrower consents to Lender notifying any party (either as part of a notice of sale or otherwise) of the results of any Environmental Inspections made by or for Lender. Borrower acknowledges that Lender cannot control or otherwise assure the truthfulness or accuracy of the results of any Environmental Inspections and that the release of such results to prospective bidders at a foreclosure sale of the Mortgaged Property may have a material and adverse effect upon the amount that a party may bid at such sale. Borrower agrees that Lender shall have no liability whatsoever as a result of delivering the results to any third party of any Environmental Inspections made by or for Lender, and Borrower hereby releases and forever discharges Lender from any and all claims, damages, or causes of action, arising out of, connected with or incidental to the results of, the delivery of any of Environmental Inspections made by or for Lender.

(h)   If any investigation, site monitoring, containment, clean-up, restoration or other remedial work ("**Remedial Work**") is necessary to comply with any Hazardous Materials Law or order of any Governmental Authority that has or acquires jurisdiction over the Mortgaged Property or the use, operation or improvement of the Mortgaged Property, or is otherwise required by Lender as a consequence of any Prohibited Activity or Condition or to prevent the occurrence of a Prohibited Activity or Condition, Borrower shall, by the earlier of (i) the applicable deadline required by Hazardous Materials Law or (ii) 30 days after Notice from

Lender demanding such action, begin performing the Remedial Work, and thereafter diligently prosecute it to completion, and shall in any event complete the work by the time required by applicable Hazardous Materials Law. If Borrower fails to begin on a timely basis or diligently prosecute any required Remedial Work, Lender may, at its option, cause the Remedial Work to be completed, in which case Borrower shall reimburse Lender on demand for the cost of doing so. Any reimbursement due from Borrower to Lender shall become part of the Indebtedness as provided in Section 12.

(i)   Borrower shall comply with all Hazardous Materials Laws applicable to the Mortgaged Property. Without limiting the generality of the previous sentence, Borrower shall (i) obtain and maintain all Environmental Permits required by Hazardous Materials Laws and comply with all conditions of such Environmental Permits; (ii) cooperate with any inquiry by any Governmental Authority; and (iii) comply with any governmental or judicial order that arises from any alleged Prohibited Activity or Condition.

(j)   Borrower shall indemnify, hold harmless and defend (i) Lender, including any custodian, trustee and any other fiduciaries who hold or have held a full or partial interest in the Loan for the benefit of third parties, (ii) any prior owner or holder of the Note, (iii) the Loan Servicer, (iv) any prior Loan Servicer, (v) the officers, directors, shareholders, partners, employees and trustees of any of the foregoing, and (vi) the heirs, legal representatives, successors and assigns of each of the foregoing (collectively, the "**Indemnitees**") from and against all proceedings, claims, damages, penalties and costs (whether initiated or sought by Governmental Authorities or private parties), including Attorneys' Fees and Costs and remediation costs, whether incurred in connection with any judicial or administrative process or otherwise, arising directly or indirectly from any of the following:

(i)   any breach of any representation or warranty of Borrower in this Section 18;

(ii)   any failure by Borrower to perform any of its obligations under this Section 18;

(iii)   the existence or alleged existence of any Prohibited Activity or Condition;

(iv)   the presence or alleged presence of Hazardous Materials on or under the Mortgaged Property or in any of the Improvements; and

(v)   the actual or alleged violation of any Hazardous Materials Law.

(k)   Counsel selected by Borrower to defend Indemnitees shall be subject to the approval of those Indemnitees. In any circumstances in which the indemnity under this Section 18 applies, Lender may employ its own legal counsel and consultants to prosecute, defend or negotiate any claim or legal or administrative proceeding and Lender, with the prior written consent of Borrower (which shall not be unreasonably withheld, delayed or conditioned) may settle or compromise any action or legal or administrative proceeding. However, unless an Event of Default has occurred and is continuing, or the interests of Borrower and Lender are in conflict, as determined by Lender in its discretion, Lender shall permit Borrower to undertake the actions referenced in this Section 18 in accordance with this Section 18(k) and Section 18(l) so long as Lender approves such action, which approval shall not be unreasonably withheld or delayed. Borrower shall reimburse Lender upon demand for all costs and expenses incurred by Lender, including all costs of settlements entered into in good faith, consultants' fees and Attorneys' Fees and Costs.

(l)   Borrower shall not, without the prior written consent of those Indemnitees who are named as parties to a claim or legal or administrative proceeding (a "**Claim**"), settle or compromise the Claim if the settlement (i) results in the entry of any judgment that does not include as an unconditional term the delivery by the claimant or plaintiff to Lender of a written release of those Indemnitees, satisfactory in form and substance to Lender; or (ii) may materially and adversely affect Lender, as determined by Lender in its discretion.

(m)   Borrower's obligation to indemnify the Indemnitees shall not be limited or impaired by any of the following, or by any failure of Borrower or any guarantor to receive notice of or consideration for any of the following:

(i)   any amendment or modification of any Loan Document;

(ii)   any extensions of time for performance required by any Loan Document;

(iii)   any provision in any of the Loan Documents limiting Lender's recourse to property securing the Indebtedness, or limiting the personal liability of Borrower or any other party for payment of all or any part of the Indebtedness;

(iv)   the accuracy or inaccuracy of any representations and warranties made by Borrower under this Instrument or any other Loan Document;

(v)   the release of Borrower or any other Person, by Lender or by operation of law, from performance of any obligation under any Loan Document;

(vi)   the release or substitution in whole or in part of any security for the Indebtedness; and

(vii)   Lender's failure to properly perfect any lien or security interest given as security for the Indebtedness.

(n)   Borrower shall, at its own cost and expense, do all of the following:

(i)   pay or satisfy any judgment or decree that may be entered against any Indemnitee or Indemnitees in any legal or administrative proceeding incident to any matters against which Indemnitees are entitled to be indemnified under this Section 18;

(ii)   reimburse Indemnitees for any expenses paid or incurred in connection with any matters against which Indemnitees are entitled to be indemnified under this Section 18; and

(iii)   reimburse Indemnitees for any and all expenses, including Attorneys' Fees and Costs, paid or incurred in connection with the enforcement by Indemnitees of their rights under this Section 18, or in monitoring and participating in any legal or administrative proceeding.

(o)   The provisions of this Section 18 shall be in addition to any and all other obligations and liabilities that Borrower may have under applicable law or under other Loan Documents, and each Indemnitee shall be entitled to indemnification under this Section 18 without regard to whether Lender or that Indemnitee has exercised any rights against the

Mortgaged Property or any other security, pursued any rights against any guarantor, or pursued any other rights available under the Loan Documents or applicable law. If Borrower consists of more than one Person, the obligation of those Persons to indemnify the Indemnitees under this Section 18 shall be joint and several. The obligation of Borrower to indemnify the Indemnitees under this Section 18 shall survive any repayment or discharge of the Indebtedness, any foreclosure proceeding, any foreclosure sale, any delivery of any deed in lieu of foreclosure, and any release of record of the lien of this Instrument. Notwithstanding the foregoing, if Lender has never been a mortgagee-in-possession of, or held title to, the Mortgaged Property, Borrower shall have no obligation to indemnify the Indemnitees under this Section 18 after the date of the release of record of the lien of this Instrument by payment in full at the Maturity Date or by voluntary prepayment in full.

19. PROPERTY AND LIABILITY INSURANCE.

(a)   At all times during the term hereof, Borrower shall maintain, at its sole cost and expense, for the mutual benefit of Borrower and Lender, the following policies of insurance:

(i)   Insurance against any peril included within the classification "All Risks of Physical Loss" with extended coverage in amounts at all times sufficient to prevent Borrower from becoming a co-insurer within the terms of the applicable policies, but in any event such insurance shall be maintained in an amount equal to the full insurable value of the Mortgaged Property. The policy referred to in this Section 19 shall contain a replacement cost endorsement and a waiver of depreciation. As used in this Instrument, "full insurable value" means the actual replacement cost of the Improvements and Personalty (without taking into account any depreciation), determined annually by an insurer or by Borrower or, at the request of Lender, by an insurance broker (subject to Lender's reasonable approval). In all cases where any of the Improvements or the use of the Mortgaged Property shall at any time constitute legal non-conforming structures or uses under applicable legal requirements of any Governmental Authority, the policy referred to in this Section 19 must include "Ordinance and Law Coverage," with "Time Element," "Loss to the Undamaged Portion of the Building," "Demolition Cost" and "Increased Cost of Construction" endorsements, in the amount of coverage required by Lender;

(ii)   Commercial general liability insurance, including contractual injury, bodily injury, broad form death and property damage liability against any and all claims, including all legal liability to the extent insurable imposed upon Borrower and all Attorneys' Fees and Costs, arising out of or connected with the possession, use, leasing, operation, maintenance or condition of the Mortgaged Property with a combined limit of not less than $2,000,000 in the aggregate and $1,000,000 per occurrence, plus umbrella or excess liability coverage with minimum limits in the aggregate and per occurrence of $1,000,000 for Improvements that have 1 to 3 stories and an additional $2,000,000 in coverage for each additional story with maximum required coverage of $15,000,000, plus motor vehicle liability coverage for all owned and non-owned vehicles (including, without limitation, rented and leased vehicles) containing minimum limits per occurrence, including umbrella coverage, of $1,000,000.

(iii)   Statutory workers' compensation insurance;

(iv)   Business interruption including loss of rental value insurance for the Mortgaged Property in an amount equal to not less than twelve (12) months' estimated gross Rents attributable to the Mortgaged Property and based on gross Rents for the immediately preceding year and otherwise sufficient to avoid any co-insurance penalty with a 90 day extended period of indemnity (but a minimum of eighteen (18) months' estimated gross Rents attributable to the Mortgaged Property and based on gross Rents for the immediately preceding year and otherwise sufficient to avoid any co-insurance penalty with a 90 day extended period of indemnity when (A) the Improvements have 5 or more stories or (B) at all times during which the Indebtedness is equal to or greater than $50,000,000);

(v)   If any portion of the Improvements are located within a federally designated flood hazard zone, flood insurance in an amount equal to the full insurable value of the portion of such Improvements within such flood hazard zone. Such coverage may need to be purchased through excess carriers if the required coverage exceeds the maximum insurance allowed under the federal flood insurance program;

(vi)   Insurance against loss or damage from (A) leakage of sprinkler systems and (B) explosion of steam boilers, air conditioning equipment, pressure vessels or similar apparatus now or hereafter installed at the Mortgaged Property, in such amounts as Lender may from time to time reasonably require and which are customarily required by institutional lenders with respect to similar properties similarly situated;

(vii)   The insurance required under clauses (i) and (iv) above shall cover perils of terrorism and acts of terrorism and Borrower shall maintain commercial property insurance for loss resulting from perils and acts of terrorism on terms (including amounts) consistent with those required under clauses (i) and (iv) above at all times during the term of the Loan evidenced by the Note;

(viii)   During any period of Restoration, builder's "all risk" insurance in an amount equal to not less than the full insurable value of the Property against such risks (including fire and extended coverage and collapse of the Improvements to agreed limits) as Lender may request, in form and substance acceptable to Lender; and

(ix)   Such other insurance with respect to the Improvements and Personalty located on the Property against loss or damage as required by Lender (including, without limitation, liquor/dramshop, Mold, hurricane, windstorm and earthquake insurance) provided such insurance is of the kind for risks from time to time customarily insured against and in such minimum coverage amounts and maximum deductibles as are generally required by institutional lenders for properties comparable to the Mortgaged Property or which Lender may deem necessary in its reasonable discretion; provided, however, if Lender requires earthquake insurance, the amount of coverage must be equal to 150% of the probable maximum loss for the Mortgaged Property but Lender shall not require earthquake insurance if the probable maximum loss for the Mortgaged Property is less than twenty percent (20%). In the event any updated reports or other documentation are reasonably required by Lender in order to determine whether such additional insurance is necessary or prudent, Borrower shall pay for all such documentation at its sole cost and expense.

All insurance required pursuant to subsections (i) and subsections (iv) through (ix) shall be referred to as "Hazard Insurance".

(b) All premiums on insurance policies required under Section 19(a) shall be paid in the manner provided in Section 7, unless Lender has designated in writing another method of payment. All such policies shall also be in a form approved by Lender. All policies of Hazard Insurance must include a non-contributing, non-reporting mortgagee clause in favor of, and in a form approved by, Lender. All policies for general liability insurance must contain a standard additional insured provision, in favor of, and in a form approved by Lender. Borrower shall deliver to Lender a legible copy of each insurance policy (or duplicate original), and Borrower shall promptly deliver to Lender a copy of all renewal and other notices received by Borrower with respect to the policies and all receipts for paid premiums. At least 30 days prior to the expiration date of any insurance policy, Borrower shall deliver to Lender evidence acceptable to Lender that the policy has been renewed. If Borrower has not delivered a legible copy of each renewal policy (or a duplicate original) prior to the expiration date of any insurance policy, Borrower shall deliver a legible copy of each renewal policy (or a duplicate original) in a form satisfactory to Lender within 60 days after the expiration date of the original policy.

(c) Borrower will maintain the insurance coverage described in this Section 19 with companies acceptable to Lender and with a claims paying ability of at least (i) "A-" or its equivalent by Fitch, Inc., (ii) "A-" or its equivalent by Standard & Poor's Ratings Services, a division of The McGraw-Hill Companies, Inc., (iii) "A3" or its equivalent by Moody's Investors Service, Inc. or (iv) "A VIII" or its equivalent by A.M. Best Company. All insurers providing insurance required by this Instrument must be authorized to issue insurance in the Property Jurisdiction.

(d) All insurance policies and renewals of insurance policies required by this Section 19 shall be for such periods as Lender may from time to time require.

(e) Borrower shall comply with all insurance requirements and shall not permit any condition to exist on the Mortgaged Property that would invalidate any part of any insurance coverage that this Instrument requires Borrower to maintain.

(f) In the event of loss, Borrower shall give immediate written notice to the insurance carrier and to Lender. Borrower hereby authorizes and appoints Lender as attorney in fact for Borrower to make proof of loss, to adjust and compromise any claims under policies of Hazard Insurance, to appear in and prosecute any action arising from such Hazard Insurance policies, to collect and receive the proceeds of Hazard Insurance, to hold the proceeds of Hazard Insurance, and to deduct from such proceeds Lender's expenses incurred in the collection of such proceeds. This power of attorney is coupled with an interest and therefore is irrevocable. However, nothing contained in this Section 19 shall require Lender to incur any expense or take any action. Lender may, at Lender's option, (i) require a "repair or replacement" settlement, in which case the proceeds will be used to reimburse Borrower for the cost of restoring and repairing the Mortgaged Property to the equivalent of its original condition or to a condition approved by Lender (the "**Restoration**"), or (ii) require an "actual cash value" settlement in which case the proceeds may be applied to the payment of the Indebtedness, whether or not then due. To the extent Lender determines to require a repair or replacement settlement and apply insurance proceeds to Restoration, Lender shall apply the proceeds in accordance with Lender's then-current policies relating to the restoration of casualty damage on similar multifamily properties.

(g)   Notwithstanding any provision to the contrary in this Section 19, as long as no Event of Default, or any event which, with the giving of Notice or the passage of time, or both, would constitute an Event of Default, has occurred and is continuing,

    (i)   in the event of a casualty resulting in damage to the Mortgaged Property which will cost $25,000 or less to repair, the Borrower shall have the sole right to make proof of loss, adjust and compromise the claim and collect and receive any proceeds directly without the approval or prior consent of the Lender so long as the insurance proceeds are used solely for the Restoration of the Mortgaged Property; and

    (ii)   in the event of a casualty resulting in damage to the Mortgaged Property which will cost more than $25,000 but less than $100,000 to repair, the Borrower is authorized to make proof of loss and adjust and compromise the claim without the prior consent of Lender, and Lender shall hold the applicable insurance proceeds to be used to reimburse Borrower for the cost of Restoration of the Mortgaged Property and shall not apply such proceeds to the payment of sums due under this Instrument.

(h)   Lender will have the right to exercise its option to apply insurance proceeds to the payment of the Indebtedness only if Lender determines that at least one of the following conditions is met:

    (i)   an Event of Default (or any event, which, with the giving of Notice or the passage of time, or both, would constitute an Event of Default) has occurred and is continuing;

    (ii)   Lender determines, in its discretion, that there will not be sufficient funds from insurance proceeds, anticipated contributions of Borrower of its own funds or other sources acceptable to Lender to complete the Restoration;

    (iii)   Lender determines, in its discretion, that the rental income from the Mortgaged Property after completion of the Restoration will not be sufficient to meet all operating costs and other expenses, Imposition Deposits, deposits to reserves and Loan repayment obligations relating to the Mortgaged Property;

    (iv)   Lender determines, in its discretion, that the Restoration will not be completed by the earlier of (A) at least one year before the Maturity Date (or six months before the Maturity Date if Lender determines in its discretion that re-leasing of the Mortgaged Property will be completed within such six-month period) or (B) the expiration of the business interruption coverage;

    (v)   Lender determines that the Restoration will not be completed within one year after the date of the loss or casualty;

(vi)   the casualty involved an actual or constructive loss of more than 30% of the fair market value of the Mortgaged Property, and rendered untenantable more than 30% of the aggregate rentable square footage of the Mortgaged Property;

(vii)   after Restoration the fair market value of the Mortgaged Property is expected to be less than the fair market value of the Mortgaged Property immediately prior to such casualty (assuming the affected portion of the Mortgaged Property is relet within a reasonable period after the date of such casualty); or

(viii)   Leases covering at least 65% of the aggregate rentable square footage of the Mortgaged Property shall not remain in full force and effect during and after the completion of Restoration.

(i)   If the Mortgaged Property is sold at a foreclosure sale or Lender acquires title to the Mortgaged Property, Lender shall automatically succeed to all rights of Borrower in and to any insurance policies and unearned insurance premiums and in and to the proceeds resulting from any damage to the Mortgaged Property prior to such sale or acquisition.

(j)   Unless Lender otherwise agrees in writing, any application of any insurance proceeds to the Indebtedness shall not extend or postpone the due date of any monthly installments referred to in the Note, Section 7 of this Instrument or any Collateral Agreement, or change the amount of such installments.

(k)   Borrower agrees to execute such further evidence of assignment of any insurance proceeds as Lender may require.

20.   CONDEMNATION.

(a)   Borrower shall promptly notify Lender in writing of any action or proceeding or notice relating to any proposed or actual condemnation or other taking, or conveyance in lieu thereof, of all or any part of the Mortgaged Property, whether direct or indirect (a "**Condemnation**"). Borrower shall appear in and prosecute or defend any action or proceeding relating to any Condemnation unless otherwise directed by Lender in writing. Borrower authorizes and appoints Lender as attorney in fact for Borrower to commence, appear in and prosecute, in Lender's or Borrower's name, any action or proceeding relating to any Condemnation and to settle or compromise any claim in connection with any Condemnation, after consultation with Borrower and consistent with commercially reasonable standards of a prudent lender. This power of attorney is coupled with an interest and therefore is irrevocable. However, nothing contained in this Section 20 shall require Lender to incur any expense or take any action. Borrower hereby transfers and assigns to Lender all right, title and interest of Borrower in and to any award or payment with respect to (i) any Condemnation, or any conveyance in lieu of Condemnation, and (ii) any damage to the Mortgaged Property caused by governmental action that does not result in a Condemnation.

(b)   Lender may hold such awards or proceeds and apply such awards or proceeds, after the deduction of Lender's expenses incurred in the collection of such amounts (including Attorneys' Fees and Costs) at Lender's option, to the restoration or repair of the Mortgaged Property or to the payment of the Indebtedness, with the balance, if any, to Borrower. Unless Lender otherwise agrees in writing, any application of any awards or proceeds to the Indebtedness shall not extend or postpone the due date of any monthly installments referred to in the Note, Section 7 of this Instrument or any Collateral Agreement, or change the amount of such installments. Borrower agrees to execute such further evidence of assignment of any awards or proceeds as Lender may require.

(c)   Notwithstanding any provision to the contrary in this Section 20, in the event of a partial Condemnation of the Mortgaged Property, as long as no Event of Default, or any event which, with the giving of Notice or the passage of time, or both, would constitute an Event of Default, has occurred and is continuing,

(i)   in the event of a partial Condemnation resulting in proceeds or awards in the amount of $25,000 or less, the Borrower shall have the sole right to make proof of loss, adjust and compromise the claim and collect and receive any proceeds directly without the approval or prior consent of the Lender so long as the proceeds or awards are used solely for the Restoration of the Mortgaged Property; and

(ii)   in the event of a partial Condemnation resulting in proceeds or awards in the amount of more than $25,000 but less than $100,000, the Borrower is authorized to make proof of loss and adjust and compromise the claim without the prior consent of Lender, and Lender shall hold the applicable proceeds or awards to be used to reimburse Borrower for the cost of Restoration of the Mortgaged Property and shall not apply such proceeds and awards to the payment of sums due under this Instrument.

(d)   In the event of a partial Condemnation of the Mortgaged Property resulting in proceeds or awards in the amount of $100,000 or more, Lender will have the right to exercise its option to apply Condemnation proceeds to the payment of the Indebtedness only if Lender determines that at least one of the following conditions is met:

(i)   an Event of Default (or any event, which, with the giving of Notice or the passage of time, or both, would constitute an Event of Default) has occurred and is continuing;

(ii)   Lender determines, in its discretion, that there will not be sufficient funds from Condemnation proceeds, anticipated contributions of Borrower of its own funds or other sources acceptable to Lender to complete the Restoration;

(iii)   Lender determines, in its discretion, that the rental income from the Mortgaged Property after completion of the Restoration will not be sufficient to meet all operating costs and other expenses, Imposition Deposits, deposits to reserves and Loan repayment obligations relating to the Mortgaged Property;

(iv)   Lender determines, in its discretion, that the Restoration will not be completed at least one year before the Maturity Date (or six months before the Maturity Date if Lender determines in its discretion that re-leasing of the Mortgaged Property will be completed within such six-month period);

(v)   Lender determines that the Restoration will not be completed within one year after the date of the Condemnation;

(vi)   the Condemnation involved an actual or constructive loss of more than 15% of the fair market value of the Mortgaged Property, and rendered untenantable more than 25% of the aggregate rentable square footage of the Mortgaged Property;

(vii)   after Restoration the fair market value of the Mortgaged Property is expected to be less than the fair market value of the Mortgaged Property immediately prior to the Condemnation (assuming the affected portion of the Mortgaged Property is relet within a reasonable period after the date of the Condemnation); or

(viii) Leases covering at least 65% of the aggregate rentable square footage of the Mortgaged Property shall not remain in full force and effect during and after the completion of Restoration.

(e)   If the Mortgaged Property is sold at a foreclosure sale or Lender acquires title to the Mortgaged Property, Lender shall automatically succeed to all rights of Borrower in and to any Condemnation proceeds and awards prior to such sale or acquisition.

(f)   Borrower agrees to execute such further evidence of assignment of any Condemnation proceeds as Lender may require.

21.   TRANSFERS OF THE MORTGAGED PROPERTY OR INTERESTS IN BORROWER.   [RIGHT TO UNLIMITED TRANSFERS -- WITH LENDER APPROVAL]. Notwithstanding anything to the contrary in this Section 21, no Transfer will be permitted under this Section 21 unless the provisions of Section 33 are satisfied.

(a)   **"Transfer"** means

(i)   a sale, assignment, transfer or other disposition or divestment of any interest therein (whether voluntary, involuntary or by operation of law);

(ii)   the granting, creating or attachment of a lien, encumbrance or security interest (whether voluntary, involuntary or by operation of law);

(iii)   the issuance or other creation of an ownership interest in a legal entity, including a partnership interest, interest in a limited liability company or corporate stock;

(iv)   the withdrawal, retirement, removal or involuntary resignation of a partner in a partnership or a member or Manager in a limited liability company; or

(v)   the merger, dissolution, liquidation, or consolidation of a legal entity or the reconstitution of one type of legal entity into another type of legal entity.

For purposes of defining the term "Transfer," the term "partnership" shall mean a general partnership, a limited partnership, and a joint venture, and the term "partner" shall mean a general partner, a limited partner and a joint venturer.

(b)   "Transfer" does not include

(i)   a conveyance of the Mortgaged Property at a judicial or non-judicial foreclosure sale under this Instrument,

(ii)   the Mortgaged Property becoming part of a bankruptcy estate by operation of law under the United States Bankruptcy Code, or

(iii)   a lien against the Mortgaged Property for local taxes and/or assessments not then due and payable.

(c)   The occurrence of any of the following Transfers shall not constitute an Event of Default under this Instrument, notwithstanding any provision of Section 21(e) to the contrary:

(i)   a Transfer to which Lender has consented;

(ii)   a Transfer that occurs in accordance with Section 21(d);

(iii)   the grant of a leasehold interest in an individual dwelling unit for a term of two years or less not containing an option to purchase;

(iv)   a Transfer of obsolete or worn out Personalty or Fixtures that are contemporaneously replaced by items of equal or better function and quality, which are free of liens, encumbrances and security interests other than those created by the Loan Documents or consented to by Lender;

(v)   the creation of a mechanic's, materialman's, or judgment lien against the Mortgaged Property, which is released of record or otherwise remedied to Lender's satisfaction within 60 days of the date of creation;

(vi)   if Borrower is a housing cooperative corporation or association, the Transfer of more than 49 percent of the shares in the housing cooperative or the assignment of more than 49 percent of the occupancy agreements or leases relating thereto by tenant shareholders of the housing cooperative or association to other tenant shareholders;

(vii)   any Transfer of an interest in Borrower or any interest in a Controlling Entity (which, if such Controlling Entity were Borrower, would result in an Event of Default) listed in (A) through (F) below (a "**Preapproved Transfer**"), under the terms and conditions listed as items (1) through (10) below:

(A)   a sale or transfer to one or more of the transferor's immediate family members; or

(B)   a sale or transfer to any trust having as its sole beneficiaries the transferor and/or one or more of the transferor's immediate family members; or

(C)   a sale or transfer from a trust to any one or more of its beneficiaries who are immediate family members of the transferor ; or

(D)   the substitution or replacement of the trustee of any trust with a trustee who is an immediate family member of the transferor; or

(E) a sale or transfer to an entity owned and Controlled by the transferor or the transferor's immediate family members; or

(F) a sale or transfer to a natural person or entity that has an existing interest in the Borrower or in a Controlling Entity.

    (1) Borrower shall provide Lender with prior written Notice of the proposed Preapproved Transfer, which Notice must be accompanied by a non-refundable review fee in the amount of $3,000.00.

    (2) For the purposes of these Preapproved Transfers, a transferor's immediate family members will be deemed to include a spouse, parent, child or grandchild of such transferor.

    (3) Either directly or indirectly, [See Exhibit B] shall retain at all times a Controlling Interest in the Borrower and manage the day-to-day operations of the Borrower.

    (4) At the time of the proposed Preapproved Transfer, no Event of Default shall have occurred and be continuing and no event or condition shall have occurred and be continuing that, with the giving of Notice or the passage of time, or both, would become an Event of Default.

    (5) Lender shall be entitled to collect all costs, including the cost of all title searches, title insurance and recording costs, and all Attorneys' Fees and Costs.

    (6) Lender shall not be entitled to collect a transfer fee as a result of these Preapproved Transfers.

    (7) In the event of a Transfer prohibited by or requiring Lender's approval under this Section 21, this Section (c)(vii) may be modified or rendered void by Lender at Lender's option by Notice to Borrower and the transferee(s), as a condition of Lender's consent.

    (8) if any certificates evidencing the Securitization remain outstanding, a Rating Confirmation.

    (9) If a nonconsolidation opinion was delivered at origination of the Loan and if, after giving effect to all Preapproved Transfers and all prior Transfers, fifty percent (50%) or more in the aggregate of direct or indirect interests in Borrower are owned by any Person and its Affiliates that owned less than a fifty percent (50%) direct or indirect interest in Borrower as of the origination of the Loan, an opinion of counsel for Borrower, in form and substance satisfactory to Lender and to the Rating Agencies, with regard to nonconsolidation.

> (10) Confirmation acceptable to Lender that Section 33 continues to be satisfied; and

> (viii) a Supplemental Mortgage that complies with Section 43 or Defeasance that complies with Section 44.

(d) The occurrence of any of·the following Transfers shall not constitute an Event of Default under this Instrument, provided such Transfer does not constitute an Event of Default under any other Section of this Instrument:

> (i) a Transfer that occurs by devise, descent, or by operation of law upon the death of a natural person to one or more members of the immediate family of such natural person or to a trust or family conservatorship established for the benefit of such immediate family member or members, provided that:

>> (A) The Property Manager (or a replacement property manager approved by Lender), if applicable, continues to be responsible for the management of the Mortgaged Property, and such Transfer shall not result in a change in the day-to-day operations of the Mortgaged Property;

>> (B) those persons responsible for the management and control of Borrower remain unchanged as a result of such Transfer, or any replacement management is approved by Lender;

>> (C) Lender receives confirmation acceptable to Lender that Section 33 continues to be satisfied;

>> (D) each guarantor executes such documents and agreements as Lender shall reasonably require to evidence and effectuate the ratification of each guaranty and indemnity agreement, or in the event of the death of any guarantor or indemnitor, the Borrower causes one or more natural persons or entities acceptable to Lender to execute and deliver to Lender a guaranty in a form acceptable to Lender, without any cost or expense to Lender;

>> (E) Borrower shall give Lender Notice of such Transfer together with copies of all documents effecting such Transfer not less than thirty (30) calendar days after the date of such Transfer, and contemporaneously therewith, shall (1) reaffirm the warranties and representations under Section 10 and Section 48 of this Instrument and (2) satisfy Lender, in its discretion, that such Transferee's organization, credit and experience in the management of similar properties are deemed to be appropriate to the overall structure and documentation of the existing financing;

>> (F) such legal opinions from Transferee's counsel as Lender deems necessary, including an opinion that the Transferee and any SPE Equity Owner is in compliance with Section 33 of this Instrument, a nonconsolidation opinion (if a nonconsolidation opinion was delivered at origination of the Loan and if required by Lender), an

opinion that the ratification of the Loan Documents and guaranty, if applicable, has been duly authorized, executed, and delivered and that the ratification documents and guaranty, if applicable, are enforceable as the obligation of the Transferee;

(G)   if any certificates evidencing the Securitization remain outstanding, a Rating Confirmation; and

(H)   Borrower shall pay or reimburse Lender for all costs and expenses incurred by Lender in connection with such Transfer (including all Attorneys' Fees and Costs); and

(ii)   the grant of an easement, if before the grant Lender determines that the easement will not materially affect the operation or value of the Mortgaged Property or Lender's interest in the Mortgaged Property, and Borrower pays to Lender, upon demand, all costs and expenses, including Attorneys' Fees and Costs, incurred by Lender in connection with reviewing Borrower's request; and, if the Note is held by a REMIC trust and if required by Lender, an opinion of counsel for Borrower, in form and substance satisfactory to Lender, to the effect that (A) the grant of such easement has been effected in accordance with the requirements of Treasury Regulation Section 1.860G-2(a)(8) (as such regulation may be modified, amended or replaced from time to time), (B) the qualification and status of the REMIC trust as a REMIC will not be adversely affected or impaired as a result of such grant, and (C) the REMIC trust will not incur a tax under Section 860G(d) of the Tax Code as a result of such grant.

(e)   The occurrence of any of the following Transfers shall constitute an Event of Default under this Instrument:

(i)   a Transfer of all or any part of the Mortgaged Property or any interest in the Mortgaged Property;

(ii)   if Borrower is a limited partnership, a Transfer of (A) any general partnership interest, or (B) limited partnership interests in Borrower that would cause the Initial Owners of Borrower to own less than 50% of all limited partnership interests in Borrower;

(iii)   if Borrower is a limited liability company, (A) a Transfer of any membership interest in Borrower which would cause the Initial Owners to own less than 50% of all the membership interests in Borrower or (B) a Transfer that results in a change of Manager;

(iv)   if Borrower is a corporation (A) the Transfer of any voting stock in Borrower which would cause the Initial Owners to own less than 50% of any class of voting stock in Borrower or (B) if the outstanding voting stock in Borrower is held by 100 or more shareholders, one or more Transfers by a single transferor within a 12-month period affecting an aggregate of 5 percent or more of that stock;

(v)   a Transfer of any interest in a Controlling Entity which, if such Controlling Entity were Borrower, would result in an Event of Default under any of Sections 21(e)(i) through (iv) above.

Lender shall not be required to demonstrate any actual impairment of its security or any increased risk of default in order to exercise any of its remedies with respect to an Event of Default under this Section 21.

(f)   Lender shall consent, without any adjustment to the rate at which the Indebtedness secured by this Instrument bears interest or to any other economic terms of the Indebtedness set forth in the Note, to a Transfer that would otherwise violate this Section 21 if, prior to the Transfer, Borrower has satisfied each of the following requirements:

(i)   the submission to Lender of all information required by Lender to make the determination required by this Section 21(f);

(ii)   the absence of any Event of Default;

(iii)   the transferee (the "**Transferee**") meets Lender's eligibility, credit, management and other standards satisfactory to Lender in its sole discretion;

(iv)   the Transferee's organization, credit and experience in the management of similar properties are deemed by the Lender, in its discretion, to be appropriate to the overall structure and documentation of the existing financing;

(v)   the Mortgaged Property will be managed by a property manager meeting the requirements of Section 17(e);

(vi)   the Mortgaged Property, at the time of the proposed Transfer, meets all standards as to its physical condition, occupancy, net operating income and the collection of reserves satisfactory to Lender in its sole discretion;

(vii)   in the case of a Transfer of all or any part of the Mortgaged Property, (A) the execution by the Transferee of Lender's then-standard assumption agreement that, among other things, requires the Transferee to perform all obligations of Borrower set forth in the Note, this Instrument and any other Loan Documents, and may require that the Transferee comply with any provisions of this Instrument or any other Loan Document which previously may have been waived or modified by Lender, (B) if Lender requires, the Transferee causes one or more natural persons or entities acceptable to Lender to execute and deliver to Lender a guaranty in a form acceptable to Lender, and (C) the Transferee executes such additional Collateral Agreements as Lender may require;

(viii) in the case of a Transfer of any interest in a Controlling Entity, if a guaranty has been executed and delivered in connection with the Note, this Instrument or any of the other Loan Documents, the Borrower causes one or more natural persons or entities acceptable to Lender to execute and deliver to Lender a guaranty in a form acceptable to Lender;

(ix)   If a Supplemental Mortgage is outstanding, the Borrower obtains the consent of the lender for the Supplemental Mortgage;

(x)   Lender's receipt of all of the following:

    (A)   a review fee in the amount of $3,000.00;

    (B)   a transfer fee in an amount equal to one percent of the unpaid principal balance of the Indebtedness immediately before the applicable Transfer; and

    (C)   the amount of Lender's out of pocket costs (including reasonable Attorneys' Fees and Costs) incurred in reviewing the Transfer request and any fees charged by the Rating Agencies; and

(xi)   evidence satisfactory to Lender that the Transferee and any SPE Equity Owner of such Transferee meet the requirements of Section 33;

(xii)   such legal opinions from Transferee's counsel as Lender deems necessary, including an opinion that the Transferee and any SPE Equity Owner is in compliance with Section 33 of this Instrument, a nonconsolidation opinion (if a nonconsolidation opinion was delivered at origination of the Loan and if required by Lender), an opinion that the assignment and assumption of the Loan Documents has been duly authorized, executed, and delivered and that the assignment documents and the Loan Documents are enforceable as the obligation of the Transferee; and

(xiii)   if any certificates evidencing the Securitization remain outstanding, a Rating Confirmation.

22.   EVENTS OF DEFAULT. The occurrence of any one or more of the following shall constitute an Event of Default under this Instrument:

(a)   any failure by Borrower to pay or deposit when due any amount required by the Note, this Instrument or any other Loan Document;

(b)   any failure by Borrower to maintain the insurance coverage required by Section 19;

(c)   any failure by Borrower or any SPE Equity Owner to comply with the provisions of Section 33 or if any of the assumptions contained in any nonconsolidation opinions delivered to Lender at any time is or shall become untrue in any material respect;

(d)   fraud or material misrepresentation or material omission by Borrower, any of its officers, directors, trustees, general partners or managers, any SPE Equity Owner or any guarantor in connection with (i) the application for or creation of the Indebtedness, (ii) any financial statement, Rent Schedule, or other report or information provided to Lender during the term of the Indebtedness, or (iii) any request for Lender's consent to any proposed action, including a request for disbursement of funds under any Collateral Agreement;

(e)   any failure by Borrower to comply with the provisions of Section 20;

(f)   any Event of Default under Section 21;

(g)   the commencement of a forfeiture action or proceeding, whether civil or criminal, which could result in a forfeiture of the Mortgaged Property or otherwise materially impair the lien created by this Instrument or Lender's interest in the Mortgaged Property;

(h)   any failure by Borrower to perform any of its obligations under this Instrument (other than those specified in Sections 22(a) through (g)), as and when required, which continues for a period of 30 days after Notice of such failure by Lender to Borrower. However, if Borrower's failure to perform its obligations as described in this Section 22(h) is of the nature that it cannot be cured within the 30 day grace period but reasonably could be cured within 90 days, then Borrower shall have additional time as determined by Lender in its discretion, not to exceed an additional 60 days, in which to cure such default, provided that Borrower has diligently commenced to cure such default during the 30-day grace period and diligently pursues the cure of such default. However, no such Notice or grace periods shall apply in the case of any such failure which could, in Lender's judgment, absent immediate exercise by Lender of a right or remedy under this Instrument, result in harm to Lender, impairment of the Note or this Instrument or any other security given under any other Loan Document;

(i)   any failure by Borrower to perform any of its obligations as and when required under any Loan Document other than this Instrument which continues beyond the applicable cure period, if any, specified in that Loan Document;

(j)   any exercise by the holder of any other debt instrument secured by a mortgage, deed of trust or deed to secure debt on the Mortgaged Property of a right to declare all amounts due under that debt instrument immediately due and payable;

(k)   if (i) Borrower or any SPE Equity Owner shall commence any case, Proceeding or other action under any existing or future law of any jurisdiction, domestic or foreign, relating to bankruptcy, insolvency, reorganization, conservatorship or relief of debtors (A) seeking to have an order for relief entered with respect to it, or seeking to adjudicate it a bankrupt or insolvent, or seeking reorganization, arrangement, adjustment, winding-up, liquidation, dissolution, composition or other relief with respect to it or its debt, or (B) seeking appointment of a receiver, trustee, custodian, conservator or other similar official for it or for all or any substantial part of its assets; or (ii) there shall be commenced against Borrower or any SPE Equity Owner any case, Proceeding, or other action of a nature referred to in clause (i) above by any party other than Lender which (A) results in the entry of an order for relief or any such adjudication or appointment, or (B) remains undismissed, undischarged or unbonded for a period of ninety (90) days; or (iii) there shall be commenced against Borrower or any SPE Equity Owner any case, Proceeding or other action seeking issuance of a warrant of attachment, execution, distraint or similar process against all or any substantial part of its assets which results in the entry of any order by a court of competent jurisdiction for any such relief which shall not have been vacated, discharged, or stayed or bonded pending appeal within ninety (90) days from the entry thereof; or (iv) Borrower or any SPE Equity Owner shall take any action in furtherance of, or indicating its consent to, approval of, or acquiescence in, any of the acts set forth in clause (i), (ii) or (iii) above; and

(l)   any representations and warranties by Borrower or any SPE Equity Owner in this Instrument that are false or misleading in any material respect.

23.   REMEDIES CUMULATIVE; REMEDIES OF BORROWER. Each right and remedy provided in this Instrument is distinct from all other rights or remedies under this

Instrument or any other Loan Document or afforded by applicable law, and each shall be cumulative and may be exercised concurrently, independently, or successively, in any order. In the event that a claim or adjudication is made that Lender has acted unreasonably or unreasonably delayed acting in any case where, by law or under this Instrument or the other Loan Documents, Lender has an obligation to act reasonably or promptly, Lender shall not be liable for any monetary damages, and Borrower's sole remedy shall be limited to commencing an action seeking injunctive relief or declaratory judgment. Any action or proceeding to determine whether Lender has acted reasonably shall be determined by an action seeking declaratory judgment.

24. FORBEARANCE.

(a) Lender may (but shall not be obligated to) agree with Borrower, from time to time, and without giving notice to, or obtaining the consent of, or having any effect upon the obligations of, any guarantor or other third party obligor, to take any of the following actions: extend the time for payment of all or any part of the Indebtedness; reduce the payments due under this Instrument, the Note, or any other Loan Document; release anyone liable for the payment of any amounts under this Instrument, the Note, or any other Loan Document; accept a renewal of the Note; modify the terms and time of payment of the Indebtedness; join in any extension or subordination agreement; release any Mortgaged Property; take or release other or additional security; modify the rate of interest or period of amortization of the Note or change the amount of the monthly installments payable under the Note; and otherwise modify this Instrument, the Note, or any other Loan Document.

(b) Any forbearance by Lender in exercising any right or remedy under the Note, this Instrument, or any other Loan Document or otherwise afforded by applicable law, shall not be a waiver of or preclude the exercise of any other right or remedy, or the subsequent exercise of any right or remedy. The acceptance by Lender of payment of all or any part of the Indebtedness after the due date of such payment, or in an amount which is less than the required payment, shall not be a waiver of Lender's right to require prompt payment when due of all other payments on account of the Indebtedness or to exercise any remedies for any failure to make prompt payment. Enforcement by Lender of any security for the Indebtedness shall not constitute an election by Lender of remedies so as to preclude the exercise of any other right available to Lender. Lender's receipt of any awards or proceeds under Sections 19 and 20 shall not operate to cure or waive any Event of Default.

25. LOAN CHARGES. If any applicable law limiting the amount of interest or other charges permitted to be collected from Borrower is interpreted so that any charge provided for in any Loan Document, whether considered separately or together with other charges levied in connection with any other Loan Document, violates that law, and Borrower is entitled to the benefit of that law, that charge is hereby reduced to the extent necessary to eliminate that violation. The amounts, if any, previously paid to Lender in excess of the permitted amounts shall be applied by Lender to reduce the principal of the Indebtedness. For the purpose of determining whether any applicable law limiting the amount of interest or other charges permitted to be collected from Borrower has been violated, all Indebtedness which constitutes interest, as well as all other charges levied in connection with the Indebtedness which constitute interest, shall be deemed to be allocated and spread over the stated term of the Note. Unless otherwise required by applicable law, such allocation and spreading shall be effected in such a manner that the rate of interest so computed is uniform throughout the stated term of the Note.

26. WAIVER OF STATUTE OF LIMITATIONS, OFFSETS, AND COUNTERCLAIMS. Borrower hereby waives the right to assert any statute of limitations as a bar to the enforcement of the lien of this Instrument or to any action brought to enforce any Loan Document. Borrower hereby waives the right to assert a counterclaim, other than a compulsory counterclaim, in any action or proceeding brought against it by Lender or otherwise to offset any obligations to make the payments required by the Loan Documents. No failure by Lender to perform any of its obligations hereunder shall be a valid defense to, or result in any offset against, any payments that Borrower is obligated to make under any of the Loan Documents.

27. WAIVER OF MARSHALLING. Notwithstanding the existence of any other security interests in the Mortgaged Property held by Lender or by any other party, Lender shall have the right to determine the order in which any or all of the Mortgaged Property shall be subjected to the remedies provided in this Instrument, the Note, any other Loan Document or applicable law. Lender shall have the right to determine the order in which any or all portions of the Indebtedness are satisfied from the proceeds realized upon the exercise of such remedies. Borrower and any party who now or in the future acquires a security interest in the Mortgaged Property and who has actual or constructive notice of this Instrument waives any and all right to require the marshalling of assets or to require that any of the Mortgaged Property be sold in the inverse order of alienation or that any of the Mortgaged Property be sold in parcels or as an entirety in connection with the exercise of any of the remedies permitted by applicable law or provided in this Instrument.

28. FURTHER ASSURANCES; LENDER'S EXPENSES. Borrower shall execute, acknowledge, and deliver, at its sole cost and expense, all further acts, deeds, conveyances, assignments, estoppel certificates, financing statements or amendments, transfers and assurances as Lender may require from time to time in order to better assure, grant, and convey to Lender the rights intended to be granted, now or in the future, to Lender under this Instrument and the Loan Documents. Borrower acknowledges and agrees that, in connection with each request by Borrower under this Instrument or any Loan Document, Borrower shall pay all reasonable Attorneys' Fees and Costs and expenses incurred by Lender, including any fees charged by the Rating Agencies, regardless of whether the matter is approved, denied or withdrawn. Any amounts payable by Borrower hereunder shall be deemed a part of the Indebtedness, shall be secured by this Instrument and shall bear interest at the Default Rate if not fully paid within ten (10) days of written demand for payment.

29. ESTOPPEL CERTIFICATE. Within 10 days after a request from Lender, Borrower shall deliver to Lender a written statement, signed and acknowledged by Borrower, certifying to Lender or any Person designated by Lender, as of the date of such statement, (i) that the Loan Documents are unmodified and in full force and effect (or, if there have been modifications, that the Loan Documents are in full force and effect as modified and setting forth such modifications); (ii) the unpaid principal balance of the Note; (iii) the date to which interest under the Note has been paid; (iv) that Borrower is not in default in paying the Indebtedness or in performing or observing any of the covenants or agreements contained in this Instrument or any of the other Loan Documents (or, if the Borrower is in default, describing such default in reasonable detail); (v) whether or not there are then existing any setoffs or defenses known to Borrower against the enforcement of any right or remedy of Lender under the Loan Documents; and (vi) any additional facts requested by Lender.

30. GOVERNING LAW; CONSENT TO JURISDICTION AND VENUE.

(a) This Instrument, and any Loan Document which does not itself expressly identify the law that is to apply to it, shall be governed by the laws of the jurisdiction in which the Land is located (the "**Property Jurisdiction**").

(b)   Borrower agrees that any controversy arising under or in relation to the Note, this Instrument, or any other Loan Document may be litigated in the Property Jurisdiction. The state and federal courts and authorities with jurisdiction in the Property Jurisdiction shall have jurisdiction over all controversies that shall arise under or in relation to the Note, any security for the Indebtedness, or any other Loan Document. Borrower irrevocably consents to service, jurisdiction, and venue of such courts for any such litigation and waives any other venue to which it might be entitled by virtue of domicile, habitual residence or otherwise. However, nothing in this Section 30 is intended to limit Lender's right to bring any suit, action or proceeding relating to matters under this Instrument in any court of any other jurisdiction.

31.   NOTICE.

(a)   All Notices, demands and other communications ("Notice") under or concerning this Instrument shall be in writing. Each Notice shall be addressed to the intended recipient at its address set forth in this Instrument, and shall be deemed given on the earliest to occur of (i) the date when the Notice is received by the addressee; (ii) the first Business Day after the Notice is delivered to a recognized overnight courier service, with arrangements made for payment of charges for next Business Day delivery; or (iii) the third Business Day after the Notice is deposited in the United States mail with postage prepaid, certified mail, return receipt requested.

(b)   Any party to this Instrument may change the address to which Notices intended for it are to be directed by means of Notice given to the other party in accordance with this Section 31. Each party agrees that it will not refuse or reject delivery of any Notice given in accordance with this Section 31, that it will acknowledge, in writing, the receipt of any Notice upon request by the other party and that any Notice rejected or refused by it shall be deemed for purposes of this Section 31 to have been received by the rejecting party on the date so refused or rejected, as conclusively established by the records of the U.S. Postal Service or the courier service.

(c)   Any Notice under the Note and any other Loan Document that does not specify how Notices are to be given shall be given in accordance with this Section 31.

32.   SALE OF NOTE; CHANGE IN SERVICER; LOAN SERVICING. The Note or a partial interest in the Note (together with this Instrument and the other Loan Documents) may be sold one or more times without prior Notice to Borrower. A sale may result in a change of the Loan Servicer. There also may be one or more changes of the Loan Servicer unrelated to a sale of the Note. If there is a change of the Loan Servicer, Borrower will be given Notice of the change. All actions regarding the servicing of the Loan evidenced by the Note, including the collection of payments, the giving and receipt of Notice, inspections of the Mortgaged Property, inspections of books and records, and the granting of consents and approvals, may be taken by the Loan Servicer unless Borrower receives Notice to the contrary. If Borrower receives conflicting Notices regarding the identity of the Loan Servicer or any other subject, any such Notice from Lender shall govern.

33.   SINGLE PURPOSE ENTITY.

(a)   Until the Indebtedness is paid in full, each Borrower and SPE Equity Owner shall remain a Single Purpose Entity.

(b)   A "**Single Purpose Entity**" means a corporation, limited partnership, or limited liability company which, at all times since its formation and thereafter:

(i) shall not engage in any business or activity, other than the ownership, operation and maintenance of the Mortgaged Property and activities incidental thereto;

(ii) shall not acquire, own, hold, lease, operate, manage, maintain, develop or improve any assets other than the Mortgaged Property and such Personalty as may be necessary for the operation of the Mortgaged Property and shall conduct and operate its business as presently conducted and operated;

(iii) shall preserve its existence as an entity duly organized, validly existing and in good standing (if applicable) under the laws of the jurisdiction of its formation or organization and shall do all things necessary to observe organizational formalities;

(iv) shall not merge or consolidate with any other Person;

(v) shall not take any action to dissolve, wind-up, terminate or liquidate in whole or in part; to sell, transfer or otherwise dispose of all or substantially all of its assets; to change its legal structure; transfer or permit the direct or indirect transfer of any partnership, membership or other equity interests, as applicable, other than Transfers permitted hereunder; issue additional partnership, membership or other equity interests, as applicable; or seek to accomplish any of the foregoing;

(vi) shall not, without the prior unanimous written consent of all of the Borrower's partners, members, or shareholders, as applicable, and, if applicable, the prior unanimous written consent of one hundred percent (100%) of the members of the board of directors or of the board of managers of the Borrower or the SPE Equity Owner: (A) file any insolvency, or reorganization case or proceeding, to institute proceedings to have the Borrower or any SPE Equity Owner be adjudicated bankrupt or insolvent, (B) institute proceedings under any applicable insolvency law, (C) seek any relief under any law relating to relief from debts or the protection of debtors, (D) consent to the filing or institution of bankruptcy or insolvency proceedings against the Borrower or any SPE Equity Owner, (E) file a petition seeking, or consent to, reorganization or relief with respect to the Borrower or any SPE Equity Owner under any applicable federal or state law relating to bankruptcy or insolvency, (F) seek or consent to the appointment of a receiver, liquidator, assignee, trustee, sequestrator, custodian, or any similar official for the Borrower or a substantial part of its property or for any SPE Equity Owner or a substantial part of its property, (G) make any assignment for the benefit of creditors of the Borrower or any SPE Equity Owner, (H) admit in writing the Borrower's or any SPE Equity Owner's inability to pay its debts generally as they become due, or (I) take action in furtherance of any of the foregoing;

(vii) shall not amend or restate its organizational documents if such change would modify the requirements set forth in this Section 33;

(viii) shall not own any subsidiary or make any investment in, any other Person;

(ix) shall not commingle its assets with the assets of any other Person and shall hold all of its assets in its own name;

(x) shall not incur any debt, secured or unsecured, direct or contingent (including, without limitation, guaranteeing any obligation), other than, (A) the Indebtedness (and any further indebtedness as described in Section 43 with regard to Supplemental Mortgages) and (B) customary unsecured trade payables incurred in the ordinary course of owning and operating the Mortgaged Property provided the same are not evidenced by a promissory note, do not exceed, in the aggregate, at any time a maximum amount of two percent (2%) of the original principal amount of the Indebtedness and are paid within sixty (60) days of the date incurred;

(xi) shall maintain its records, books of account, bank accounts, financial statements, accounting records and other entity documents separate and apart from those of any other Person and shall not list its assets as assets on the financial statement of any other Person; provided, however, that the Borrower's assets may be included in a consolidated financial statement of its Affiliate provided that (A) appropriate notation shall be made on such consolidated financial statements to indicate the separateness of · the Borrower from such Affiliate and to indicate that the Borrower's assets and credit are not available to satisfy the debts and other obligations of such Affiliate or any other Person and (B) such assets shall also be listed on the Borrower's own separate balance sheet;

(xii) except for capital contributions or capital distributions permitted under the terms and conditions of its organizational documents, shall only enter into any contract or agreement with any general partner, member, shareholder, principal or Affiliate of Borrower or any guarantor, or any general partner, member, principal or Affiliate thereof, upon terms and conditions that are commercially reasonable and substantially similar to those that would be available on an arm's-length basis with third parties;

(xiii) shall not maintain its assets in such a manner that will be costly or difficult to segregate, ascertain or identify its individual assets from those of any other Person;

(xiv) shall not assume or guaranty (excluding any guaranty that has been executed and delivered in connection with the Note) the debts or obligations of any other Person, hold itself out to be responsible for the debts of another Person, pledge its assets to secure the obligations of any other Person or otherwise pledge its assets for the benefit of any other Person, or hold out its credit as being available to satisfy the obligations of any other Person;

(xv) shall not make or permit to remain outstanding any loans or advances to any other Person except for those investments permitted under the Loan Documents and shall not buy or hold evidence of indebtedness issued by any other Person (other than cash or investment-grade securities);

(xvi) shall file its own tax returns separate from those of any other Person, except to the extent that the Borrower is treated as a "disregarded entity" for tax purposes and is not required to file tax returns under applicable law, and shall pay any taxes required to be paid under applicable law;

(xvii) shall hold itself out to the public as a legal entity separate and distinct from any other Person and conduct its business solely in its own name, shall correct any known misunderstanding regarding its separate identity and shall not identify itself or any of its Affiliates as a division or department of any other Person;

(xviii) shall maintain adequate capital for the normal obligations reasonably foreseeable in a business of its size and character and in light of its contemplated business operations and shall pay its debts and liabilities from its own assets as the same shall become due;

(xix) shall allocate fairly and reasonably shared expenses with Affiliates (including, without limitation, shared office space) and use separate stationery, invoices and checks bearing its own name;

(xx) shall pay (or cause the Property Manager to pay on behalf of the Borrower from the Borrower's funds) its own liabilities (including, without limitation, salaries of its own employees) from its own funds;

(xxi) shall not acquire obligations or securities of its partners, members, shareholders, or Affiliates, as applicable;

(xxii) except as contemplated or permitted by the property management agreement with respect to the Property Manager, shall not permit any Affiliate or constituent party independent access to its bank accounts;

(xxiii) shall maintain a sufficient number of employees (if any) in light of its contemplated business operations and pay the salaries of its own employees, if any, only from its own funds;

(xxiv) if such entity is a single member limited liability company, such entity shall (A) be formed and organized under Delaware law, (B) have either (1) one springing member that is a corporation whose stock is 100% owned by the sole member of Borrower and that satisfies the requirements for a corporate springing member set forth below in this subsection or (2) two springing members who are natural persons and (C) otherwise comply with all Rating Agencies criteria for single member limited liability companies (including, without limitation, the delivery of Delaware single member limited liability company opinions acceptable in all respects to Lender and to the Rating Agencies). If the springing member is a corporation, such springing member shall at all times comply, and will cause Borrower to comply, with each of the representations, warranties and covenants contained in this Section 33 as if such representation, warranty or covenant were made directly by such corporation. If there is more than one springing member, only one springing member shall be the sole member of Borrower at any one time, and the second springing member shall become the sole member only upon the first springing member ceasing to be a member, so that at all times Borrower has one and only one member;

(xxv) if such entity is a single member limited liability company that is board-managed, such entity shall have a board of managers separate from that of guarantor and any other Person and shall cause its board of managers to keep minutes of board meetings and actions and observe. all other Delaware limited liability company required formalities; and

(xxvi) if a SPE Equity Owner is required pursuant to Section 1(jjjj) of this Instrument, if the Borrower is (A) a limited liability company with more than one member, then the Borrower has and shall have at least one (1) member that is an SPE Equity Owner that has satisfied and shall satisfy the requirements of Section 33(c) below and such member is its managing member, or (B) a limited partnership, then all of its general partners are SPE Equity Owners that have satisfied and shall satisfy the requirements of Section 33(c) below.

(c)   With respect to each SPE Equity Owner, if applicable, a "**Single Purpose Entity**" means a corporation or a Delaware single member limited liability company which, at all times since its formation and thereafter complies in its own right (subject to the modifications set forth below), and shall cause Borrower to comply, with each of the requirements contained in Section 33(b).   Upon the withdrawal or the disassociation of an SPE Equity Owner from Borrower, Borrower shall immediately appoint a new SPE Equity Owner, whose organizational documents are substantially similar to those of the withdrawn or disassociated SPE Equity Owner, and deliver a new nonconsolidation opinion to the Rating Agencies and Lender in form and substance satisfactory to Lender and to the Rating Agencies (unless the opinion is waived by the Rating Agencies), with regard to nonconsolidation by a bankruptcy court of the assets of each of the Borrower and SPE Equity Owner with those of its Affiliates.

(i)   With respect to Sections 33(b)(i) and 33(b)(x) the SPE Equity Owner shall not engage in any business or activity other than being the sole managing member or general partner, as the case may be, of the Borrower and owning at least a 0.5% equity interest in Borrower;

(ii)   With respect to Section 33(b)(ii), the SPE Equity Owner has not and shall not acquire or own any assets other than its equity interest in the Borrower and personal property related thereto; and

(iii)   With respect to Section 33(b)(viii), the SPE Equity Owner shall not own any subsidiary or make any investment in any other Person, except for Borrower;

(iv)   With respect to Section 33(b)(xiv), the SPE Equity Owner shall not assume or guaranty the debts or obligations of any other Person, hold itself out to be responsible for the debts of another Person, pledge its assets to secure the obligations of any other Person or otherwise pledge its assets for the benefit of any other Person, or hold out its credit as being available to satisfy the obligations of any other Person, except for in its capacity as general partner of the Borrower (if applicable);

(v)   With respect to Section 33(b)(x), the SPE Equity Owner has not and shall not incur any debt, secured or unsecured, direct or contingent (including, without limitation, guaranteeing any obligation), other than (A) customary unsecured payables incurred in the ordinary course of owning the

Borrower provided the same are not evidenced by a promissory note, do not exceed, in the aggregate, at any time a maximum amount of $10,000 and are paid within sixty (60) days of the date incurred and (B) except in its capacity as general partner of the Borrower (if applicable).

(d)   [INTENTIONALLY DELETED]

(e)   Notwithstanding anything to the contrary in this Instrument, no Transfer will be permitted under Sections 21(c), (d), (e) or (f) unless the provisions of this Section 33 are satisfied at all times.

34.   SUCCESSORS AND ASSIGNS BOUND. This Instrument shall bind, and the rights granted by this Instrument shall inure to, the respective successors and assigns of Lender and Borrower. However, a Transfer not permitted by Section 21 shall be an Event of Default.

35.   JOINT AND SEVERAL LIABILITY. If more than one Person signs this Instrument as Borrower, the obligations of such Persons shall be joint and several.

36.   RELATIONSHIP OF PARTIES; NO THIRD PARTY BENEFICIARY.

(a)   The relationship between Lender and Borrower shall be solely that of creditor and debtor, respectively, and nothing contained in this Instrument shall create any other relationship between Lender and Borrower.

(b)   No creditor of any party to this Instrument and no other Person shall be a third party beneficiary of this Instrument or any other Loan Document. Without limiting the generality of the preceding sentence, (i) any arrangement (a "**Servicing Arrangement**") between the Lender and any Loan Servicer for loss sharing or interim advancement of funds shall constitute a contractual obligation of such Loan Servicer that is independent of the obligation of Borrower for the payment of the Indebtedness, (ii) Borrower shall not be a third party beneficiary of any Servicing Arrangement, and (iii) no payment by the Loan Servicer under any Servicing Arrangement will reduce the amount of the Indebtedness.

37.   SEVERABILITY; AMENDMENTS. The invalidity or unenforceability of any provision of this Instrument shall not affect the validity or enforceability of any other provision, and all other provisions shall remain in full force and effect. This Instrument contains the entire agreement among the parties as to the rights granted and the obligations assumed in this Instrument. This Instrument may not be amended or modified except by a writing signed by the party against whom enforcement is sought; provided, however, that in the event of a Transfer prohibited by or requiring Lender's approval under Section 21, any or some or all of the Modifications to Instrument set forth in Exhibit B (if any) may be modified or rendered void by Lender at Lender's option by Notice to Borrower and the transferee(s).

38.   CONSTRUCTION. The captions and headings of the Sections of this Instrument are for convenience only and shall be disregarded in construing this Instrument. Any reference in this Instrument to an "Exhibit" or a "Section" shall, unless otherwise explicitly provided, be construed as referring, respectively, to an Exhibit attached to this Instrument or to a Section of this Instrument. All Exhibits attached to or referred to in this Instrument are incorporated by reference into this Instrument. Any reference in this Instrument to a statute or regulation shall be construed as referring to that statute or regulation as amended from time to time. Use of the singular in this Agreement includes the plural and use of the plural includes the singular. As used in this Instrument, the term "including" means "including, but not limited to."

39.   DISSEMINATION OF INFORMATION. Borrower acknowledges that Lender may provide to third parties with an existing or prospective interest in the servicing, enforcement, evaluation, performance, ownership, purchase, participation or Securitization of the Loan, including, without limitation, any of the Rating Agencies, any entity maintaining databases on the underwriting and performance of commercial mortgage loans, as well as governmental regulatory agencies having regulatory authority over Lender, any and all information which Lender now has or may hereafter acquire relating to the Loan, the Mortgaged Property, Borrower, any SPE Equity Owner or any guarantor, as Lender determines necessary or desirable and that such information may be included in disclosure documents in connection with a Securitization or syndication of participation interests, including, without limitation, a prospectus, prospectus supplement, offering memorandum, private placement memorandum or similar document (each, a "**Disclosure Document**") and also may be included in any filing with the Securities and Exchange Commission pursuant to the Securities Act or the Securities Exchange Act. To the fullest extent permitted under applicable law, Borrower irrevocably waives all rights, if any, to prohibit such disclosure, including, without limitation, any right of privacy.

40.   NO CHANGE IN FACTS OR CIRCUMSTANCES. Borrower warrants that (a) all information in the application for the Loan submitted to Lender (the "**Loan Application**") and in all financial statements, Rent Schedules, reports, certificates and other documents submitted in connection with the Loan Application are complete and accurate in all material respects; and (b) there has been no material adverse change in any fact or circumstance that would make any such information incomplete or inaccurate.

41.   SUBROGATION. If, and to the extent that, the proceeds of the Loan evidenced by the Note, or subsequent advances under Section 12, are used to pay, satisfy or discharge a Prior Lien, such Loan proceeds or advances shall be deemed to have been advanced by Lender at Borrower's request, and Lender shall automatically, and without further action on its part, be subrogated to the rights, including lien priority, of the owner or holder of the obligation secured by the Prior Lien, whether or not the Prior Lien is released.

42.   [INTENTIONALLY DELETED]

43.   SUPPLEMENTAL FINANCING.

(a)   This Section shall apply only if at the time of any application referred to below, the Federal Home Loan Mortgage Corporation ("**Freddie Mac**") has in effect a product described in its *Multifamily Seller/Servicer Guide* under which it purchases supplemental mortgages on multifamily properties that meet specified criteria (a "**Supplemental Mortgage Product**").

(b)   After the first anniversary of the date of this Instrument (the "**First Mortgage**"), Freddie Mac will consider an application from an originating lender that is generally approved by Freddie Mac to sell mortgages to Freddie Mac under the Supplemental Mortgage Product (an "**Approved Seller/Servicer**") for the purchase by Freddie Mac of a proposed indebtedness of Borrower to the Approved Seller/Servicer to be secured by one or more supplemental mortgages on the Mortgaged Property (such indebtedness and supplemental mortgages being referred to together as a "**Supplemental Mortgage**"). Freddie Mac will purchase each Supplemental Mortgage secured by the Mortgaged Property if the following conditions are satisfied:

(i)   At the time of the proposed Supplemental Mortgage, no Event of Default shall have occurred and be continuing and no event or condition shall have occurred and be continuing that, with the giving of Notice or the passage of time, or both, would become an Event of Default;

(ii) Borrower and the Mortgaged Property must be acceptable to Freddie Mac under its Supplemental Mortgage Product;

(iii) New loan documents must be entered into to reflect each Supplemental Mortgage, such documents to be acceptable to Freddie Mac in its sole discretion;

(iv) Each Supplemental Mortgage will not cause the combined debt service coverage ratio of the Mortgaged Property after each Supplemental Mortgage to be less than 1.25:1, subject to increase in accordance with Freddie Mac's then-current policies ("**Required DSCR**"), as determined by Freddie Mac. As used in this Section, the term "combined debt service coverage ratio" means, with respect to the Mortgaged Property, the ratio of (A) the annual net operating income from the operations of the Mortgaged Property at the time of the proposed Supplemental Mortgage to (B) the aggregate of the annual principal and interest payable on (I) the Indebtedness under this Instrument (using a 30-year amortization schedule), (II) any "Indebtedness" as defined in any security instruments recorded against the Mortgaged Property (using a 30-year amortization schedule for any Supplemental Mortgages) and (III) the proposed "Indebtedness" for any Supplemental Mortgage (using a 30-year amortization schedule). The annual net operating income of the Mortgaged Property will be as determined by Freddie Mac in its sole discretion considering factors such as income in place at the time of the proposed Supplemental Mortgage and income during the preceding twelve (12) months, and actual, historical and anticipated operating expenses. Freddie Mac shall determine the combined debt service coverage ratio of the Mortgaged Property based on its underwriting. Borrower shall provide Freddie Mac such financial statements and other information Freddie Mac may require to make these determinations;

(v) Each Supplemental Mortgage will not cause the combined loan to value ratio of the Mortgaged Property after each Supplemental Mortgage to exceed 72% ("**Required LTV**"), as determined by Freddie Mac. As used in this Section, "combined loan to value ratio" means, with respect to the Mortgaged Property, the ratio, expressed as a percentage, of (A) the aggregate outstanding principal balances of (I) the Indebtedness under this Instrument, (II) any "Indebtedness" as defined in any security instruments recorded against the Mortgaged Property and (III) the proposed "Indebtedness" for any Supplemental Mortgage, to (B) the value of the Mortgaged Property. Freddie Mac shall determine the combined loan to value ratio of the Mortgaged Property based on its underwriting. Borrower shall provide Freddie Mac such financial statements and other information Freddie Mac may require to make these determinations. In addition, Freddie Mac, at Borrower's expense, may obtain MAI appraisals of the Mortgaged Property in order to assist Freddie Mac in making the determinations hereunder. If Freddie Mac requires an appraisal, then the value of the Mortgaged Property that will be used to determine whether the Required LTV has been met shall be the lesser of (A) the appraised value set forth in such appraisal or (B) the value of the Mortgaged Property as determined by Freddie Mac;

(vi)   The Borrower's organizational documents are amended to permit the Borrower to incur additional debt in the form of Supplemental Mortgages (Lender shall consent to such amendment(s));

(vii)   One or more natural persons or entities acceptable to Freddie Mac executes and delivers to the Approved Seller/Servicer a guaranty in a form acceptable to Freddie Mac with respect to the exceptions to non-recourse liability described in Freddie Mac's form promissory note, unless Freddie Mac has elected to waive its requirement for a guaranty;

(viii)   The loan term of each Supplemental Mortgage shall be coterminous with the First Mortgage or longer than the First Mortgage, including any "Extension Period" described in the Note secured by the First Mortgage, at Freddie Mac's discretion;

(ix)   The Prepayment Premium Period (as defined in the Note) of each Supplemental Mortgage shall be coterminous with the Prepayment Premium Period or the combined Lockout Period and Defeasance Period (all, as defined in the Note), as applicable, of the First Mortgage;

(x)   The interest rate of each Supplemental Mortgage will be determined by Freddie Mac in its sole and absolute discretion;

(xi)   The Lender enters into an intercreditor agreement ("**Intercreditor Agreement**") acceptable to Freddie Mac and to Lender for each Supplemental Mortgage;

(xii)   Borrower's payment of fees and other expenses charged by Lender, Freddie Mac, the Approved Seller/Servicer, and the Rating Agencies (including reasonable Attorneys' Fees and Costs) in connection with reviewing and originating each Supplemental Mortgage;

(xiii)   Notwithstanding anything to the contrary in Section 7 of this Instrument, Borrower shall make deposits under this First Mortgage for the payment of any Impositions, so long as a Supplemental Mortgage is outstanding, and such deposits shall be credited to the payment of such Impositions under any Supplemental Mortgage;

(xiv)   If any Supplemental Mortgage is outstanding, the Borrower must obtain the consent of the lender for each Supplemental Mortgage prior to agreeing to any modifications or amendments to the Loan Documents;

(xv)   All other requirements of the Supplemental Mortgage Product must be met, unless Freddie Mac has elected to waive one or more of its requirements.

(c)   No later than 5 Business Days after Lender's receipt of a written request from Borrower, Lender shall provide the following information to an Approved Seller/Servicer upon Borrower's written request. Lender shall only be obligated to provide this information in connection with Borrower's request for a Supplemental Mortgage from an Approved Seller/Servicer; provided, however, if Freddie Mac is the owner of the Note, Lender shall not be obligated to provide such information:

   (i) the then-current outstanding principal balance of the First Mortgage;

   (ii) payment history of the First Mortgage;

   (iii) whether taxes, insurance, ground rents, replacement reserves, repair escrows, or other escrows are being collected on the First Mortgage and the amount of each such escrow as of the date of the request;

   (iv) whether any repairs, capital replacements or improvements or rental achievement or burn-off guaranty requirements are existing or outstanding under the terms of the First Mortgage;

   (v) a copy of the most recent inspection report for the Mortgaged Property;

   (vi) whether any modifications or amendments have been made to the Loan Documents for the First Mortgage since origination of the First Mortgage and, if applicable, a copy of such modifications and amendments; and

   (vii) whether to Lender's knowledge any Event of Default exists under the First Mortgage.

   (d) Lender shall have no obligation to consent to any mortgage or lien on the Mortgaged Property that secures any indebtedness other than the Indebtedness, except as set forth herein.

   (e) If a Supplemental Mortgage is made to Borrower, Borrower agrees that the terms of the Intercreditor Agreement shall govern with respect to any distributions of excess proceeds by Lender to the Approved Seller/Servicer, Freddie Mac or their successors and/or assigns (collectively, the "**Junior Lender**"), and Borrower agrees that Lender may distribute any excess proceeds received by Lender pursuant to the Loan Documents to Junior Lender pursuant to the Intercreditor Agreement.

   44. **DEFEASANCE (Section Applies if Loan is Assigned to REMIC Trust Prior to the Cut-off Date).** This Section 44 shall apply in the event the Note is assigned to a REMIC trust prior to the Cut-off Date, and, subject to Section 44(a) and (c) below, Borrower shall have the right to defease the Loan in whole ("**Defeasance**") and obtain the release of the Mortgaged Property from the lien of this Instrument upon the satisfaction of the following conditions:

   (a) Borrower shall not have the right to obtain Defeasance at any of the following times:

   (i) if the Loan is not assigned to a REMIC trust;

   (ii) during the Lockout Period (as defined in the Note);

   (iii) after the expiration of the Defeasance Period (as defined in the Note); or

(iv) after Lender has accelerated the maturity of the unpaid principal balance of, accrued interest on, and other amounts payable under, the Note pursuant to Section 6 of the Note.

(b) Borrower shall give Lender Notice (the **"Defeasance Notice"**) specifying a Business Day (the **"Defeasance Closing Date"**) on which Borrower desires to close the Defeasance. The Defeasance Closing Date specified by Borrower may not be more than 60 calendar days, nor less than 30 calendar days, after the date on which the Defeasance Notice is received by Lender. Lender will acknowledge receipt of the Defeasance Notice and will state in such receipt whether Lender will designate the Successor Borrower or will permit Borrower to designate the Successor Borrower.

(c) The Defeasance Notice must be accompanied by a $10,000 non-refundable fee (the "**Defeasance Fee**"). If Lender does not receive the Defeasance Fee, then Borrower's right to obtain Defeasance pursuant to that Defeasance Notice shall terminate.

(d) (i) If Borrower timely pays the Defeasance Fee, but Borrower fails to perform its other obligations hereunder, Lender shall have the right to retain the Defeasance Fee as liquidated damages for Borrower's default and, except as provided in Section 44(d)(ii), Borrower shall be released from all further obligations under this Section 44. Borrower acknowledges that Lender will incur financing costs in arranging and preparing for the release of the Mortgaged Property from the lien of this Instrument in reliance on the executed Defeasance Notice. Borrower agrees that the Defeasance Fee represents a fair and reasonable estimate, taking into account all circumstances existing on the date of this Instrument, of the damages Lender will incur by reason of Borrower's default.

(ii) In the event that the Defeasance is not consummated on the Defeasance Closing Date for any reason, Borrower agrees to reimburse Lender for all third party costs and expenses (other than financing costs covered by Section 44(d)(i) above) incurred by Lender in reliance on the executed Defeasance Notice, within 5 Business Days after Borrower receives a written demand for payment, accompanied by a statement, in reasonable detail, of Lender's third party costs and expenses.

(iii) All payments required to be made by Borrower to Lender pursuant to this Section 44 shall be made by wire transfer of immediately available funds to the account(s) designated by Lender in its acknowledgement of the Defeasance Notice.

(e) No Event of Default has occurred and is continuing.

(f) The documents required to be delivered to Lender on or prior to the Defeasance Closing Date are:

(i) an opinion of counsel for Borrower, in form and substance satisfactory to Lender, to the effect that Lender has a valid and perfected lien and security interest of first priority in the Defeasance Collateral and the proceeds thereof;

(ii) an opinion of counsel for Borrower, in form and substance satisfactory to Lender, to the effect that the Pledge Agreement is duly authorized, executed, delivered and enforceable against Borrower in accordance with the respective terms;

(iii) unless waived by Lender or unless Lender designates the Successor Borrower, an opinion of counsel for Successor Borrower, in form and substance satisfactory to Lender, to the effect that the Transfer and Assumption Agreement is duly authorized, executed, delivered and enforceable against Successor Borrower in accordance with the respective terms;

(iv) unless waived by Lender or unless Lender designates the Successor Borrower, an opinion of counsel for Successor Borrower, in form and substance satisfactory to Lender, to the effect that the Successor Borrower has been validly created;

(v) if Borrower designates the Successor Borrower, an opinion of counsel for Successor Borrower, in form and substance satisfactory to Lender and to the Rating Agencies, with regard to nonconsolidation of the assets of the Successor Borrower with those of its Affiliates by a bankruptcy court;

(vi) unless waived by Lender, an opinion of counsel for Borrower, in form and substance satisfactory to Lender, to the effect that:

   (A) if, as of the Defeasance Closing Date, the Note is held by a REMIC trust, (1) the Defeasance has been effected in accordance with the requirements of Treasury Regulation Section 1.860G-2(a)(8) (as such regulation may be modified, amended or replaced from time to time), (2) the qualification and status of the REMIC trust as a REMIC will not be adversely affected or impaired as a result of the Defeasance, and (3) the REMIC trust will not incur a tax under Section 860G(d) of the Tax Code as a result of the Defeasance, and

   (B) the Defeasance will not result in a "sale or exchange" of the Note within the meaning of Section 1001(c) of the Tax Code and the temporary and final regulations promulgated thereunder;

(vii) if any certificates evidencing the Securitization remain outstanding, a Rating Confirmation;

(viii) unless waived by Lender, a written certificate from an independent certified public accounting firm (reasonably acceptable to Lender), confirming that the Defeasance Collateral will generate cash sufficient to make all Scheduled Debt Payments as they fall due under the Note, including full payment due on the Note on the Maturity Date;

(ix)   Lender's form of a pledge and security agreement ("**Pledge Agreement**") and financing statements which pledge and create a first priority security interest in the Defeasance Collateral in favor of Lender;

(x)   Lender's form of a transfer and assumption agreement ("**Transfer and Assumption Agreement**"), whereupon Borrower and any guarantor (in each case, subject to satisfaction of all requirements hereunder) shall be relieved from liability in connection with the Loan (other than any liability under Section 18 of this Instrument for events that occur prior to the Defeasance Closing Date, whether discovered before or after the Defeasance Closing Date) and Successor Borrower shall assume all remaining obligations;

(xi)   Forms of all documents necessary to release the Mortgaged Property from the liens created by this Instrument and related UCC financing statements (collectively, "**Release Instruments**"), each in appropriate form required by the state in which the Property is located; and

(xii) such other opinions, certificates, documents or instruments as Lender may reasonably request;

(g)   Borrower shall deliver to Lender on or prior to the Defeasance Closing Date:

(i)   The Defeasance Collateral which meets all requirements of Section 44(g)(ii) below and is owned by Borrower, free and clear of all liens and claims of third-parties;

(ii)   The Defeasance Collateral must be in an amount to provide for (A) redemption payments to occur prior, but as close as possible, to all successive Installment Due Dates occurring under the Note after the Defeasance Closing Date and (B) deliver redemption proceeds at least equal to the amount of principal and interest due on the Note on each Installment Due Date including full payment due on the Note on the Maturity Date ("**Scheduled Debt Payments**"). The Defeasance Collateral shall be arranged such that redemption payments received from the Defeasance Collateral are paid directly to Lender to be applied on account of the Scheduled Debt Payments. Unless otherwise agreed in writing by Lender, the pledge of the Defeasance Collateral shall be effectuated through the book-entry facilities of a qualified securities intermediary designated by Lender in conformity with all applicable laws; and

(iii) All accrued and unpaid interest and all other sums due under the Note, this Instrument and under the other Loan Documents, including, without limitation, all amounts due under Section 44(i) below, up to the Defeasance Closing Date shall be paid in full on or prior to the Defeasance Closing Date.

(h)   If Lender permits Borrower to designate the Successor Borrower, then Borrower shall, at Borrower's expense, designate or establish an accommodation borrower ("**Successor Borrower**") satisfactory to Lender (or Lender, at its option, may designate the Successor Borrower) which satisfies Lender's then current requirements for a "Single Purpose Entity" to assume at the time of Defeasance ownership of the Defeasance Collateral and liability for all of

Borrower's obligations under the Pledge Agreement and the Loan Documents (to the extent that liability thereunder survives release of this Instrument). Borrower shall pay to Successor Borrower a fee of $1,000.00 as consideration of Successor Borrower's assumption of Borrower's obligations under the Loan Documents. Notwithstanding any contrary provision hereunder, no Transfer fee is payable to Lender upon a Transfer of the Loan in accordance with this Section.

(i)   Borrower shall pay all reasonable costs and expenses incurred by Lender in connection with the Defeasance in full on or prior to the Defeasance Closing Date, which payment is required prior to Lender's issuance of the Release Instruments and whether or not Defeasance is completed. Such expenses include, without limitation, all fees, costs and expenses incurred by Lender and its agents in connection with the Defeasance (including, without limitation, reasonable Attorneys' Fees and Costs for the review and preparation of the Pledge Agreement and of the other materials described herein and any related documentation, and any servicing fees, Rating Agencies' fees or other costs related to the Defeasance); the cost incurred by Lender to obtain a Rating Confirmation contemplated hereunder; reasonable Attorneys' Fees and Costs; and a processing fee to cover Lender's administrative costs to process Borrower's Defeasance request. Lender reserves the right to require that Borrower post a deposit to cover costs which Lender reasonably anticipates will be incurred.

45. INTENTIONALLY DELETED.

46.   LENDER'S RIGHTS TO SELL OR SECURITIZE. Borrower acknowledges that Lender, and each successor to Lender's interest, may (without prior Notice to Borrower or Borrower's prior consent), sell or grant participations in the Loan (or any part thereof), sell or subcontract the servicing rights related to the Loan, securitize the Loan or include the Loan as part of a trust. Borrower, at its expense, agrees to cooperate with all reasonable requests of Lender in connection with any of the foregoing including, without limitation, executing any financing statements or other documents deemed necessary by Lender or its transferee to create, perfect or preserve the rights and interest to be acquired by such transferee, providing any updated financial information with appropriate verification through auditors letters, delivering a so called "10b-5" opinion, revised organizational documents and counsel opinions satisfactory to the Rating Agencies, executed amendments to the Loan Documents, and review information contained in a preliminary or final private placement memorandum, prospectus, prospectus supplements or other Disclosure Document, and providing a mortgagor estoppel certificate and such other information about Borrower, any SPE Equity Owner, any guarantor, any Property Manager or the Mortgaged Property as Lender may require for Lender's offering materials.

47.   SECURITIZATION INDEMNIFICATION. Borrower and each guarantor agree to provide in connection with each Disclosure Document, an indemnification certificate: (a) certifying that all sections of such Disclosure Document relating to Borrower, any SPE Equity Owner, any guarantors, any Property Manager, their respective Affiliates, the Loan, the Loan Documents and the Mortgaged Property, and any risks or special considerations relating thereto, including, without limitation, the sections entitled "Special Considerations," and/or "Risk Factors," and "Certain Legal Aspects of the Mortgage Loan," or similar sections, as such sections relate thereto, have been carefully examined, and that, to the best of such indemnitor's knowledge, such sections (and any other sections reasonably requested) do not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in the light of the circumstances under which they were made, not misleading; (b) indemnifying Lender (and for purposes of this Section 47, Lender shall include its officers and directors) and any Affiliate of Lender that (i) has filed the registration statement, if any, relating to the Securitization and/or (ii) which is acting as issuer, depositor, sponsor and/or in a similar capacity with respect to the Securitization (any entity described in (i) or (ii), an **"Issuer**

Person"), and each director and officer of any Issuer Person, and each entity who Controls any Issuer Person within the meaning of Section 15 of the Securities Act or Section 20 of the Securities Exchange Act (collectively, **"Issuer Group"**), and each entity which is acting as an underwriter, manager, placement agent, initial purchaser or in a similar capacity with respect to the Securitization, each of its directors and officers and each entity who Controls any such entity within the meaning of Section 15 of the Securities Act or Section 20 of the Securities Exchange Act which is acting as an underwriter, manager, placement agent, initial purchaser or in a similar capacity with respect to the Securitization, each of its directors and officers and each entity who Controls any such entity within the meaning of Section 15 of the Securities Act and Section 20 of the Securities Exchange Act (collectively, **"Underwriter Group"**) for any losses to which Lender, the Issuer Group or the Underwriter Group may become subject insofar as the losses arise out of or are based upon any untrue statement of any material fact contained in such section or arise out of or are based upon the omission to state therein a material fact required to be stated in such sections necessary in order to make the statements in such sections or in light of the circumstances under which they were made, not misleading (collectively, **"Securities Liabilities"**); and (c) agreeing to reimburse Lender, the Issuer Group and the Underwriter Group for any legal or other expenses reasonably incurred by Lender, the Issuer Group and the Underwriter Group in investigating or defending the Securities Liabilities; provided, however, that indemnitor will be liable under clauses (b) or (c) above only to the extent that such Securities Liabilities arise out of, or are based upon, any such untrue statement or omission made therein in reliance upon, and in conformity with, information furnished to Lender or any member of the Issuer Group or Underwriter Group by or on behalf of Borrower or a guarantor in connection with the preparation of the Disclosure Documents or in connection with the underwriting of the Loan, including, without limitation, financial statements of Borrower, any SPE Equity Owner or any guarantor, and operating statements, rent rolls, environmental site assessment reports and property condition reports with respect to the Mortgaged Property (other than any such misstatements contained in (or omissions from) third party reports prepared by third parties not affiliated directly or indirectly with Borrower). This indemnity is in addition to any liability which Borrower may otherwise have and shall be effective whether or not an indemnification certificate described above is provided and shall be applicable based on information previously provided by or on behalf of Borrower or a guarantor if the indemnification certificate is not provided. Notwithstanding the foregoing, any indemnification certificate may expressly exclude any information contained in third party reports prepared by parties that are not Affiliates of Borrower or any guarantor (**"Third Party Information"**), and the obligations and liability of Borrower and any guarantor pursuant to this Section shall not extend to the Third Party Information.

48.   WARRANTIES OF BORROWER. Borrower, for itself and its successors and assigns, does hereby represent, warrant and covenant to and with Lender, its successors and assigns, that:

(a)   The representations, warranties and covenants contained in this Instrument survive for as long as any Indebtedness remains outstanding;

(b)   None of the items shown in the Schedule of Title Exceptions will materially or adversely affect (i) the ability of the Borrower to pay the Loan in full, (ii) the use for which all or any part of the Mortgaged Property is being used at the time this Instrument was executed, except as set forth in Section 11 of this Instrument, (iii) the operation of the Mortgaged Property or (iv) the value of the Mortgaged Property;

(c)   Borrower is not an "investment company", or a company Controlled by an "investment company," as such terms are defined in the Investment Company Act of 1940, as amended;

(d)   Borrower is not an "employee benefit plan," as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("**ERISA**"), which is subject to Title I of ERISA and the assets of Borrower do not constitute "plan assets" of one or more such plans within the meaning of 29 C.F.R. Section 2510.3-101;

(e)   Borrower will give prompt written Notice to Lender of any litigation or governmental proceedings pending or, to the best of Borrower's knowledge, threatened (in writing) against Borrower which might have a Material Adverse Effect as defined below.

(f)   There are no judicial, administrative, mediation or arbitration actions, suits or proceedings pending or, to the best of Borrower's knowledge, threatened (in writing) against or affecting Borrower (and, if Borrower is a limited partnership, any of its general partners or if Borrower is a limited liability company, any member of Borrower) or the Mortgaged Property which, if adversely determined, would have a material adverse effect on (i) the Mortgaged Property, (ii) the business, prospects, profits, operations or condition (financial or otherwise) of Borrower, (iii) the enforceability, validity, perfection or priority of the lien of any Loan Document, or (iv) the ability of Borrower to perform any obligations under any Loan Document (collectively, a "**Material Adverse Effect**").

(g)   With regard to ERISA:

(i)   Borrower shall not engage in any transaction which would cause an obligation, or action taken or to be taken, hereunder (or the exercise by Lender of any of its rights under the Note, this Instrument or any of the other Loan Documents) to be a non-exempt (under a statutory or administrative class exemption) prohibited transaction under ERISA.

(ii)   Borrower further covenants and agrees to deliver to Lender such certifications or other evidence from time to time throughout the term of this Instrument, as requested by Lender in its sole discretion, that (A) Borrower is not an "employee benefit plan" as defined in Section 3(e) of ERISA, which is subject to Title I of ERISA, or a "governmental plan" within the meaning of Section 3(3) of ERISA; (B) Borrower is not subject to state statutes regulating investments and fiduciary obligations with respect to governmental plans; and (C) one or more of the following circumstances is true:

(1)   Equity interests in Borrower are publicly offered securities within the meaning of 29 C.F.R. Section 2510.3-101(b)(2), as amended from time to time or any successor provision;

(2)   Less than twenty-five percent (25%) of each outstanding class of equity interests in Borrower are held by "benefit plan investors" within the meaning of 29 C.F.R. 2510.3-101(f)(2), as amended from time to time or any successor provision; or

(3)   Borrower qualifies as an "operating company" or a "real estate operating company" within the meaning of 29 C.F.R. Section

2510.3-101(c), as amended from time to time or any successor provision, or within the meaning of 29 C.F.R. Section 2510.3-101(e) as an investment company registered under the Investment Company Act of 1940.

(iii) **BORROWER SHALL INDEMNIFY LENDER AND DEFEND AND HOLD LENDER HARMLESS FROM AND AGAINST ALL CIVIL PENALTIES, EXCISE TAXES, OR OTHER LOSS, COST, DAMAGE AND EXPENSE (INCLUDING, WITHOUT LIMITATION, REASONABLE ATTORNEYS' FEES AND COSTS INCURRED IN THE INVESTIGATION, DEFENSE AND SETTLEMENT OF CLAIMS AND LOSSES INCURRED IN CORRECTING ANY PROHIBITED TRANSACTION OR IN THE SALE OF A PROHIBITED LOAN, AND IN OBTAINING ANY INDIVIDUAL PROHIBITED TRANSACTION EXEMPTION UNDER ERISA THAT MAY BE REQUIRED, IN LENDER'S SOLE DISCRETION) THAT LENDER MAY INCUR, DIRECTLY OR INDIRECTLY, AS A RESULT OF DEFAULT UNDER THIS SECTION 48. THIS INDEMNITY SHALL SURVIVE ANY TERMINATION, SATISFACTION OR FORECLOSURE OF THIS INSTRUMENT.**

49. **COOPERATION WITH RATING AGENCIES AND INVESTORS.** Borrower covenants and agrees that in the event Lender decides to include the Loan as an asset of a Secondary Market Transaction, Borrower shall (a) at Lender's request, meet with representatives of the Rating Agencies and/or investors to discuss the business and operations of the Mortgaged Property, and (b) permit Lender or its representatives to provide related information to the Rating Agencies and/or investors, and (c) cooperate with the reasonable requests of the Rating Agencies and/or investors in connection with all of the foregoing.

50. **RESERVED.**

51. **RESERVED.**

52. **RESERVED.**

53. **RESERVED.**

54. **RESERVED.**

55. **RESERVED.**

56. **RESERVED.**

57. **RESERVED.**

58. **RESERVED.**

59. **RESERVED.**

60.   ACCELERATION; REMEDIES. At any time during the existence of an Event of Default, Lender, at Lender's option, may declare the Indebtedness to be immediately due and payable without further demand and Lender shall have the STATUTORY POWER OF SALE and any other remedies permitted by applicable law or provided in this Instrument or in any other Loan Document. Borrower acknowledges that the power of sale granted in this Instrument may be exercised by Lender through the Trustee without prior judicial hearing. Borrower has the right to bring an action to assert the non-existence of an Event of Default or any other defense of Borrower to acceleration and sale. Lender shall be entitled to collect all costs and expenses incurred in pursuing such remedies, including attorneys' fees, costs of documentary evidence, abstracts and title reports.

If Lender invokes the power of sale, Trustee shall give notice of sale by public advertisement for the time and in the manner provided by the laws of Tennessee, and Lender or Trustee shall mail a copy of the notice of sale to Borrower in the manner provided in Section 31 of this Instrument, provided that such notice is in compliance with Tennessee law. Trustee, without demand on Borrower, shall sell the Mortgaged Property at the time and under the terms designated in the notice of sale at public auction to the highest bidder, in one or more parcels and in such order as Trustee may determine and in bar of the right of redemption (statutory or otherwise), the right of redemption granted by § 66-8-101 of the Tennessee Code, the equity of redemption and the other rights provided in Section 65 of this Instrument. Trustee may postpone sale of all or any part of the Mortgaged Property by public announcement at the time and place of any previously scheduled sale. Lender or Lender's designee may purchase the Mortgaged Property at any sale. The sale or sales by Trustee of less than the whole of the Mortgaged Property shall not exhaust the power of sale granted in this Instrument, and the Trustee is specifically empowered to make successive sale or sales under such power until the whole of the Mortgaged Property shall be sold; and if the proceeds of such sale or sales of less than the whole of the Mortgaged Property shall be less than the aggregate of the Indebtedness and the expenses thereof, this Instrument and the lien, security interest and assignment hereof shall remain in full force and effect as to the unsold portion of the Mortgaged Property; provided, however, that Borrower shall never have any right to require the sale or sales of less than the whole of the Mortgaged Property, but Lender shall have the right at its sole election, to request Trustee to sell less than the whole of the Mortgaged Property.

Trustee shall deliver to the purchaser at the sale, within a reasonable time after the sale, a deed conveying the Mortgaged Property so sold without any covenant or warranty, express or implied. The recitals in Trustee's deed shall be prima facie evidence of the truth of the statements made therein. Trustee shall apply the proceeds of the sale in the following order: (a) to all costs and expenses of the sale, including Trustee's fees not to exceed 5% of the gross sales price, attorneys' fees and costs of title evidence; (b) to any advancements made by the Trustee or the Lender pursuant hereto, with interest thereon; (c) to the Indebtedness in such order as Lender, in Lender's sole discretion, directs; and (d) the excess, if any, to the Borrower, or to such person or persons legally entitled thereto.

At the request of the Lender the Trustee shall sell the Personalty concurrently with and in conjunction with a sale of the Mortgaged Property, in which case the provisions of the preceding Section shall apply to the Personalty as well as the Mortgaged Property. Borrower stipulates and agrees that a sale of the Personalty in conjunction with the Mortgaged Property is a commercially reasonable manner of disposing of the Personalty. Alternatively, Lender may sell or otherwise dispose of the Personalty separately and apart from the Mortgaged Property in the time and manner provided by the Uniform Commercial Code.

61.   RELEASE. Upon payment of the Indebtedness, Lender shall release this Instrument. Borrower shall pay Lender's reasonable costs incurred in releasing this Instrument.

62.   SUBSTITUTE TRUSTEE. Lender, at Lender's option, may from time to time remove Trustee and appoint a successor trustee to any Trustee appointed hereunder by an instrument recorded in the county in which this Instrument is recorded. Without conveyance of the Mortgaged Property, the successor trustee shall succeed to all the title, power and duties conferred upon the Trustee herein and by applicable law.

63.   NO CONSENT TO SENIOR LIENS. Lender has not consented and will not consent to any contract or to any work or to the furnishing of any materials which might be deemed to create a lien or liens superior to the lien of this Instrument, either under § 66-11-108 of Tennessee Code Annotated, or otherwise.

64.   WAIVER OF TRUSTEE'S BOND. Borrower waives the necessity of the Trustee appointed hereunder, or any successor in trust, making oath or giving bond.

65.   WAIVER OF HOMESTEAD, DOWER, CURTESY AND REDEMPTION. Borrower waives all right of homestead exemption in and equitable and statutory redemption of the Mortgaged Property, and Borrower relinquishes all right of dower and curtesy in the Mortgaged Property.

66.   WAIVER OF TRIAL BY JURY. BORROWER AND LENDER EACH (A) COVENANTS AND AGREES NOT TO ELECT A TRIAL BY JURY WITH RESPECT TO ANY ISSUE ARISING OUT OF THIS INSTRUMENT OR THE RELATIONSHIP BETWEEN THE PARTIES AS BORROWER AND LENDER THAT IS TRIABLE OF RIGHT BY A JURY AND (B) WAIVES ANY RIGHT TO TRIAL BY JURY WITH RESPECT TO SUCH ISSUE TO THE EXTENT THAT ANY SUCH RIGHT EXISTS NOW OR IN THE FUTURE. THIS WAIVER OF RIGHT TO TRIAL BY JURY IS SEPARATELY GIVEN BY EACH PARTY, KNOWINGLY AND VOLUNTARILY WITH THE BENEFIT OF COMPETENT LEGAL COUNSEL.

ATTACHED EXHIBITS. The following Exhibits are attached to this Instrument:

|X| Exhibit A   Description of the Land (required).

|X| Exhibit B   Modifications to Instrument

IN WITNESS WHEREOF, Borrower has signed and delivered this Instrument or has caused this Instrument to be signed and delivered by its duly authorized representative.

NLP RICHLAND, LLC, a Delaware limited liability company

By: NTS Realty Holdings Limited Partnership, a Delaware limited partnership, its sole member

By: NTS Realty Capital, Inc., a Delaware corporation, its managing general partner

By: [signature]
Name: Neil A. Mitchell
Title: Sr. Vice Pres

STATE OF KENTUCKY, Jefferson County ss:

On this 7th day of December, 2009, before me personally appeared Neil A. Mitchell, Sr. Vice Pres of NTS Realty Capital, Inc., a Delaware corporation, the managing general partner of NTS Realty Holdings Limited Partnership, a Delaware limited partnership, the sole member of NLP Richland, LLC, a Delaware limited liability company, to me known to be the person who executed the foregoing instrument on behalf of said limited liability company, and acknowledged the execution of the same to be the free act and deed of said limited liability company. Witness my hand and official seal.

My Commission Expires: April 27, 2010



[signature]
Notary Public

SUSAN M. HOWARD
NOTARY PUBLIC
STATE AT LARGE, KY

EXHIBIT A

Legal Description

Grove at Richland Apartments

Being a parcel of land in Nashville, First Civil District, Twenty-Fifth Councilmanic District, Davidson County, Tennessee, being located between Interstate 440 and Elmington Avenue opposite Whitworth Boulevard, being Lot 2 as shown on the plan of First Revision, Retained and Proposed Easements, The Grove at Richland as of record in Book 9700, Page 772, R.O.D.C., being more particularly described as follows:

BEGINNING at an iron pin in the northerly right-of-way line of Elmington Avenue, said iron pin being the northwest corner of Lot No. 3 shown on the Whitworth Subdivision of record in Book 6900, Page 838, R.O.D.C., said iron pin further described as being approximately 370 feet southeasterly as measured along said right-of-way from the centerline extended of Whitworth Boulevard;

THENCE, with said right-of-way line of Elmington Avenue in a northwesterly direction with a curve to the left, 388.45 feet to a monument, said curve having a radius of 1,110.00 feet, a central angle of 20° 03' 04", a tangent distance of 196.24 feet, and a chord of N 58° 30' 06" W, 386.47 feet;
THENCE, continuing with said right-of-way line N 68° 31' 38" W, 177.89 feet to a monument;
THENCE, continuing with said right-of-way line in a northwesterly direction with a curve to the right, 205.66 feet to a point, said curve having a radius of 680.00 feet, a central angle of 17° 19' 43", a tangent distance of 103.62 feet, and a chord of N 59° 51' 47" W, 204.88 feet;
THENCE, leaving said right-of-way with the southerly line of The Grove at Richland of record in Plat Book 9700, Page 285, R.O.D.C. the following calls:

N 52° 39' 27" E, 241.71 feet to a point,
S 37° 20' 33" E, 37.71 feet to a point,
S 72° 20' 34" E, 15.00 feet to a point,
N 33° 35' 22" E, 34.90 feet to a point,
N 57° 39' 27" E, 258.37 feet to a point,
N 27° 39' 27" E, 79.50 feet to a point,
S 80° 35' 14" E, 74.70 feet to a point,
N 57° 39' 27" E, 250.00 feet to the southerly right-of-way line of Interstate 440;

THENCE, with said right-of-way line S 31° 05' 28" E, 125.17 feet to a right-of-way monument;
THENCE, continuing with said right-of-way line S 40° 22' 09" E, 211.63 feet to a right- of-way monument;
THENCE, continuing with said right-of-way line S 31° 13' 19" E, 201.77 feet to an iron pin, being the rear corner between said Lots 2 and 3 as shown on said plan of Whitworth Subdivision.
THENCE, leaving said right-of-way with the common line between said lots, S 46° 34' 04" W, 582.20 feet to an iron pin in the northerly right-of-way line of Elmington Avenue, the point of beginning.

Containing 456,127 square feet or 10.47 acres, more or less.

TOGETHER WITH a non-exclusive and perpetual easement for vehicular and pedestrian access, ingress and egress as contained in that certain Cross Ingress/Egress Easement Agreement between HSW Whitworth - I, L.P. and HSW Whitworth- II, L.P., of record in Book 10162, page 283, as re-recorded in Book 10171, page 672, said Register's Office.

EXHIBIT B

MODIFICATIONS TO INSTRUMENT

The following modifications are made to the text of the Instrument that precedes this Exhibit:

I.   TRANSACTION SPECIFIC MODIFICATIONS.

1.   The definition of "Loan Documents" in Section 1 must be modified as follows:

"Loan Documents" means the Note, this Instrument, the Assignment of Management Agreement, ~~the Master Cross-Collateralization Agreement~~, all guaranties, all indemnity agreements, all Collateral Agreements, O&M Programs, the MMP and any other documents now or in the future executed by Borrower, any guarantor or any other Person in connection with the Loan evidenced by the Note, as such documents may be amended from time to time. As more fully set forth in Section 69 below, this Instrument secures all of Borrower's obligations under the Master Cross-Collateralization Agreement, including Borrower's obligation to pay the "Total Indebtedness." However, the Master Cross-Collateralization Agreement will not be considered a Loan Document for the purpose of establishing the Indebtedness as defined in this Instrument and in the Note. The definition of Total Indebtedness under the Master Cross-Collateralization Agreement includes the Indebtedness under this Instrument. However, the definition of Indebtedness under this Instrument does not include that portion of the Total Indebtedness for which Borrower would not be liable if the Master Cross-Collateralization Agreement was not in effect.

2.   The following definition must be inserted in Section 1:

(vvvv)   **"Master Cross-Collateralization Agreement"** means the Master Cross-Collateralization Agreement of even date herewith by and among Borrower, Lender and the other parties named therein.

3   The fourth sentence of Section 7(b) is deleted and replaced with the following:

Lender shall hold the Imposition Deposits in an interest bearing account. Any interest earned on such moneys shall be added to the Imposition Deposits and disbursed in accordance with the terms and provisions of this Instrument. Lender shall not be responsible for any losses resulting from investment of the Imposition Deposits or for obtaining any specific level or percentage of earnings on such Imposition Deposits.

4.   The first paragraph of Section 44 is modified as follows:

This Section 44 shall apply in the event the Note is assigned to a REMIC trust prior to the Cut-off Date, and, subject to Section 44(a) and (c) below, Borrower shall have the right either (x) to defease the Loan in whole and obtain the release of the Mortgaged Property from the lien of this Instrument, or (y) to defease the Loan in part as set forth in Section 68 ("Defeasance"), upon the satisfaction of the following conditions:

5.   Section 44(f)(viii) is modified as follows:

(viii)   unless waived by Lender, a written certificate from an independent certified public accounting firm (reasonably acceptable to Lender), confirming that the

Defeasance Collateral will (A) in the event of a Defeasance of the entire Loan, generate cash sufficient to make all Scheduled Debt Payments as they fall due under the Note, including full payment due on the Note on the Maturity Date, or (B) in the event of a partial Defeasance, generate cash sufficient to make all Scheduled Debt Payments as they fall due under the Defeased Note, including full payment on the Defeased Note on the Maturity Date;

6.   Section 44(f)(x) is modified as follows:

(x)   Lender's form of a transfer and assumption agreement ("**Transfer and Assumption Agreement**"), whereupon Borrower and any guarantor (in each case, subject to satisfaction of all requirements hereunder) shall be relieved or, in the case of a partial Defeasance, partially relieved from liability in connection with the Loan (other than, in the event of a Defeasance of the entire Loan, any liability under Section 18 of this Instrument for events that occur prior to the Defeasance Closing Date, whether discovered before or after the Defeasance Closing Date) and Successor Borrower shall assume all remaining obligations;

7.   Section 44(f)(xi) is modified as follows:

(xi)   In the event of a Defeasance of the entire Loan, forms of all documents necessary to release the Mortgaged Property from the liens created by this Instrument and related UCC financing statements (collectively, "**Release Instruments**"), each in appropriate form required by the state in which the Mortgaged Property is located; and

8.   Section 44(g)(ii) is modified as follows:

(ii)   The Defeasance Collateral must be in an amount to provide for (A) redemption payments to occur prior, but as close as possible, to all successive Installment Due Dates occurring under the Note or, in the event of a partial Defeasance, the Defeased Note, after the Defeasance Closing Date and (B) deliver redemption proceeds at least equal to (1) in the event of a Defeassance of the entire Loan, the amount of principal and interest due on the Note on each Installment Due Date including full payment due on the Note on the Maturity Date or (2) in the event of a partial Defeasance, the amount of principal and interest due on the Defeased Note on each Installment Due Date including full payment due on the Defeased Note on the Maturity Date ("**Scheduled Debt Payments**"). The Defeasance Collateral shall be arranged such that redemption payments received from the Defeasance Collateral are paid directly to Lender to be applied on account of the Scheduled Debt Payments. Unless otherwise agreed in writing by Lender, the pledge of the Defeasance Collateral shall be effectuated through the book-entry facilities of a qualified securities intermediary designated by Lender in conformity with all applicable laws; and

9.   The following new Section 44(j) must be inserted:

(j)   With respect to any partial Defeasance, Borrower shall execute and deliver to Lender all documents necessary to amend and restate the Note with two substitute notes: one note having a principal balance equal to the defeased portion of the Loan (the "**Defeased Note**") and one note having a principal balance equal to the undefeased portion of the Loan (the "**Undefeased Note**"). The Undefeased Note may be the subject of a further Defeasance in accordance with the terms of this Section 44. The term "Note," as used in this Section 44, refers to the Undefeased Note that is the subject of further Defeasance.

10. The following new Section is added at the end of the Instrument after the last numbered Section, but there are no Sections between the last numbered Section and Section 68:

68. PARTIAL DEFEASANCE. The Loan is cross-collateralized with certain other loans, subject to the terms of the Master Cross-Collateralization Agreement. The Master Cross-Collateralization Agreement provides that, under certain circumstances, a borrower named therein may obtain the release of the mortgage securing a particular loan, subject to (i) the prepayment or defeasance, as applicable, of the amount of the outstanding indebtedness under such loan, and (ii) on a pro-rata basis, the prepayment or defeasance, as applicable, of the indebtedness of the other loans remaining outstanding under the Master Cross-Collateralization Agreement in the total amount of the "Release Price" or "Defeasance Release Price" defined in the Master Cross-Collateralization Agreement. During the Defeasance Period, Borrower will have the right to partially defease the Loan in the amount of any part of a "Defeasance Release Price" allocated to the Loan subject to the provisions of Section 44.

11. The following new Sections are added to the Instrument:

69. CROSS COLLATERALIZATION. The Indebtedness and all other obligations of Borrower under the Loan Documents ("**Borrower Obligations**") are also secured pursuant to the terms of that certain Master Cross-Collateralization Agreement ("**Master Cross-Collateralization Agreement**") dated of even date herewith and executed by Lender and Borrower and the other borrowers named therein ("**Other Borrowers**"). Borrower hereby irrevocably grants, conveys, bargains, sells, confirms, transfers and assigns the Mortgaged Property to Trustee, and any and all successors of Trustee, in trust, with power of sale, to secure to Lender payment of the Total Indebtedness (as defined in the Master Cross-Collateralization Agreement) in an aggregate principal amount of $156,295,000.00 (including the principal amount of the Indebtedness) and the performance of the covenants and agreements contained in each of the Other Borrowers' Loan Documents (as defined in the Master Cross-Collateralization Agreement), as well as to secure to Lender payment of the Indebtedness and performance of the covenants and agreements contained in the Loan Documents.

70. CROSS DEFAULT. Any Event of Default under this Instrument shall constitute an Event of Default under the Master Cross-Collateralization Agreement and any Event of Default under the Master Cross-Collateralization Agreement shall constitute an Event of Default under this Instrument.

12. Section 33 is deleted in its entirety and replaced with the following:

(a) Until the Indebtedness is paid in full, each Borrower and SPE Equity Owner *[Note – all references to SPE Equity Owner are not applicable]* shall remain a Single Purpose Entity.

(b) A "**Single Purpose Entity**" means a corporation, limited partnership, or limited liability company which, at all times since its formation and thereafter:

(i) shall not engage in any business or activity, other than the ownership, operation and maintenance of the Mortgaged Property and activities incidental thereto **and those activities permitted under or necessary to comply with the Loan Documents and the Master Cross-Collateralization Agreement;**

(ii) shall not acquire, own, hold, lease, operate, manage, maintain, develop or improve any assets other than the Mortgaged Property and such Personalty as may be necessary for the operation of the Mortgaged Property and shall conduct and operate its business as presently conducted and operated;

(iii)   shall preserve its existence as an entity duly organized, validly existing and in good standing (if applicable) under the laws of the jurisdiction of its formation or organization and shall do all things necessary to observe organizational formalities;

(iv)   shall not merge or consolidate with any other Person;

(v)   **except as otherwise permitted in the Loan Documents and to the fullest extent permitted by law,** shall not take any action to dissolve, wind-up, terminate or liquidate in whole or in part; to sell, transfer or otherwise dispose of all or substantially all of its assets; to change its legal structure; transfer or permit the direct or indirect transfer of any partnership, membership or other equity interests, as applicable, other than Transfers permitted hereunder; issue additional partnership, membership or other equity interests, as applicable; or seek to accomplish any of the foregoing;

(vi)   shall not, without the prior unanimous written consent of all of the Borrower's partners, members, or shareholders, as applicable, and, if applicable, the prior unanimous written consent of one hundred percent (100%) of the members of the board of directors or of the board of managers of the Borrower or the SPE Equity Owner: (A) file any insolvency, or reorganization case or proceeding, to institute proceedings to have the Borrower or any SPE Equity Owner be adjudicated bankrupt or insolvent, (B) institute proceedings under any applicable insolvency law, (C) seek any relief under any law relating to relief from debts or the protection of debtors, (D) consent to the filing or institution of bankruptcy or insolvency proceedings against the Borrower or any SPE Equity Owner, (E) file a petition seeking, or consent to, reorganization or relief with respect to the Borrower or any SPE Equity Owner under any applicable federal or state law relating to bankruptcy or insolvency, (F) seek or consent to the appointment of a receiver, liquidator, assignee, trustee, sequestrator, custodian, or any similar official for the Borrower or a substantial part of its property or for any SPE Equity Owner or a substantial part of its property, (G) make any assignment for the benefit of creditors of the Borrower or any SPE Equity Owner, (H) admit in writing the Borrower's or any SPE Equity Owner's inability to pay its debts generally as they become due, or (I) take action in furtherance of any of the foregoing;

(vii)   shall not amend or restate its organizational documents if such change would modify the requirements set forth in this Section 33;

(viii)   shall not own any subsidiary or make any investment in, any other Person;

(ix)   **except as set forth in the Loan Documents and the Master Cross-Collateralization Agreement** shall not commingle its assets with the assets of any other Person and shall hold all of its assets in its own name;

(x)   shall not incur any debt, secured or unsecured, direct or contingent (including, without limitation, guaranteeing any obligation), other than,

(A) the Indebtedness (and any further indebtedness as described in Section 43 with regard to Supplemental Mortgages) **and the Total Indebtedness under the Master Cross-Collateralization Agreement** and (B) customary unsecured trade payables incurred in the ordinary course of owning and operating the Mortgaged Property provided the same are not evidenced by a promissory note, do not exceed, in the aggregate, at any time a maximum amount of **three percent (3%)** of the original principal amount of the Indebtedness and are paid within sixty (60) days of the date incurred;

(xi) **except as set forth in the Loan Documents and the Master Cross-Collateralization Agreement,** shall maintain its records, books of account, bank accounts, financial statements, accounting records and other entity documents separate and apart from those of any other Person and shall not list its assets as assets on the financial statement of any other Person; provided, however, that the Borrower's assets may be included in a consolidated financial statement of its Affiliate provided that (A) appropriate notation shall be made on such consolidated financial statements to indicate the separateness of the Borrower from such Affiliate and to indicate that the Borrower's assets and credit are not available to satisfy the debts and other obligations of such Affiliate or any other Person and (B) such assets shall also be listed on the Borrower's own separate balance sheet;

(xii) **except for** capital contributions or capital distributions permitted under the terms and conditions of its organizational documents, shall only enter into any contract or agreement with any general partner, member, shareholder, principal or Affiliate of Borrower or any guarantor, or any general partner, member, principal or Affiliate thereof, upon terms and conditions that are commercially reasonable and substantially similar to those that would be available on an arm's-length basis with third parties;

(xiii) **except as set forth in the Loan Documents and the Master Cross-Collateralization Agreement,** shall not maintain its assets in such a manner that will be costly or difficult to segregate, ascertain or identify its individual assets from those of any other Person;

(xiv) **except pursuant to the Master Cross-Collateralization Agreement,** shall not assume or guaranty (excluding any guaranty that has been executed and delivered in connection with the Note) the debts or obligations of any other Person, hold itself out to be responsible for the debts of another Person, pledge its assets to secure the obligations of any other Person or otherwise pledge its assets for the benefit of any other Person, or hold out its credit as being available to satisfy the obligations of any other Person;

(xv) shall not make or permit to remain outstanding any loans or advances to any other Person except for those investments permitted under the Loan Documents and shall not buy or hold evidence of indebtedness issued by any other Person (other than cash or investment-grade securities);

(xvi) shall file its own tax returns separate from those of any other Person, except to the extent that the Borrower is treated as a "disregarded entity" for tax purposes and is not required to file tax returns under applicable law, and shall pay any taxes required to be paid under applicable law;

(xvii) shall hold itself out to the public as a legal entity separate and distinct from any other Person and conduct its business solely in its own name, shall correct any known misunderstanding regarding its separate identity and shall not identify itself or any of its Affiliates as a division or department of any other Person; **provided that Borrower may appear on consolidated financial statements with segmented reporting for NTS Holdings.**

(xviii) shall maintain adequate capital for the normal obligations reasonably foreseeable in a business of its size and character and in light of its contemplated business operations and shall pay its debts and liabilities from its own assets as the same shall become due;

(xix) shall allocate fairly and reasonably shared expenses with Affiliates (including, without limitation, shared office space);

(xx) **except pursuant to the Loan Documents and Master Cross-Collateralization Agreement** shall pay (or cause the Property Manager to pay on behalf of the Borrower from the Borrower's funds) its own liabilities (including, without limitation, salaries of its own employees) from its own funds;

(xxi) shall not acquire obligations or securities of its partners, members, shareholders, or Affiliates, as applicable;

(xxii) except as contemplated or permitted by the property management agreement with respect to the Property Manager, shall not permit any Affiliate or constituent party independent access to its bank accounts, **except pursuant to and in connection with the Loan Documents and Master Cross-Collateralization Agreement;**

(xxiii) **shall maintain, or require the property manager to maintain,** a sufficient number of employees (if any) in light of its contemplated business operations and pay the salaries of its own employees, if any, only from its own funds;

(xxiv) if such entity is a single member limited liability company, such entity shall (A) be formed and organized under Delaware law, (B) have either (1) one springing member that is a corporation whose stock is 100% owned by the sole member of Borrower and that satisfies the requirements for a corporate springing member set forth below in this subsection or (2) two springing members who are natural persons and (C) otherwise comply with all Rating Agencies criteria for single member limited liability companies (including, without limitation, the delivery of Delaware single member limited liability company opinions acceptable in all respects to Lender and to the Rating Agencies). If the springing member is a corporation, such springing member shall at all times comply, and will cause Borrower to comply, with each of the representations, warranties and covenants contained in this Section 33 as if such representation, warranty or covenant were made directly by such corporation. If there is more than one springing member, only one springing member shall be the sole member of Borrower at any one time, and the second springing member shall become the sole member only upon the first springing member ceasing to be a member, so that at all times Borrower has one and only one member;

(xxv) if such entity is a single member limited liability company that is board-managed, such entity shall have a board of managers separate from that of guarantor and any other Person and shall cause its board of managers to keep minutes of board meetings and actions and observe all other Delaware limited liability company required formalities; and

(xxvi) if a SPE Equity Owner is required pursuant to Section 1(jjjj) of this Instrument, if the Borrower is (A) a limited liability company with more than one member, then the Borrower has and shall have at least one (1) member that is an SPE Equity Owner that has satisfied and shall satisfy the requirements of Section 33(c) below and such member is its managing member, or (B) a limited partnership, then all of its general partners are SPE Equity Owners that have satisfied and shall satisfy the requirements of Section 33(c) below.

(c)   With respect to each SPE Equity Owner, if applicable, a "Single Purpose Entity" means a corporation or a Delaware single member limited liability company which, at all times since its formation and thereafter complies in its own right (subject to the modifications set forth below), and shall cause Borrower to comply, with each of the requirements contained in Section 33(b). Upon the withdrawal or the disassociation of an SPE Equity Owner from Borrower, Borrower shall immediately appoint a new SPE Equity Owner, whose organizational documents are substantially similar to those of the withdrawn or disassociated SPE Equity Owner, and deliver a new nonconsolidation opinion to the Rating Agencies and Lender in form and substance satisfactory to Lender and to the Rating Agencies (unless the opinion is waived by the Rating Agencies), with regard to nonconsolidation by a bankruptcy court of the assets of each of the Borrower and SPE Equity Owner with those of its Affiliates.

(i)   With respect to Sections 33(b)(i) and 33(b)(x) the SPE Equity Owner shall not engage in any business or activity other than being the sole managing member or general partner, as the case may be, of the Borrower and owning at least a 0.5% equity interest in Borrower;

(ii)   With respect to Section 33(b)(ii), the SPE Equity Owner has not and shall not acquire or own any assets other than its equity interest in the Borrower and personal property related thereto; and

(iii) With respect to Section 33(b)(viii), the SPE Equity Owner shall not own any subsidiary or make any investment in any other Person, except for Borrower;

(iv)   With respect to Section 33(b)(xiv), the SPE Equity Owner shall not assume or guaranty the debts or obligations of any other Person, hold itself out to be responsible for the debts of another Person, pledge its assets to secure the obligations of any other Person or otherwise pledge its assets for the benefit of any other Person, or hold out its credit as being available to satisfy the obligations of any other Person, except for in its capacity as general partner of the Borrower (if applicable);

(v)   With respect to Section 33(b)(x), the SPE Equity Owner has not and shall not incur any debt, secured or unsecured, direct or contingent (including, without limitation, guaranteeing any obligation), other than (A) customary unsecured payables incurred in the ordinary course of owning the Borrower provided the same are not evidenced by a promissory note, do not exceed, in the aggregate, at any time a maximum amount of $10,000 and are paid within sixty (60) days of the date incurred and (B) except in its capacity as general partner of the Borrower (if applicable).

(d) Notwithstanding anything to the contrary in this Instrument, no Transfer will be permitted under Sections 21(c), (d), (e) or (f) unless the provisions of this Section 33 are satisfied at all times, **and any such Transfer shall be limited by the fact that the Indebtedness may not be assumed by any third party while the Master Cross-Collateralization Agreement remains in effect.**

13. Section 11(b) is deleted in its entirety and replaced with the following:

"(b) convert any individual units currently used for residential purposes or common areas to commercial use,"

14. Section 14 is modified as follows:

In Section 14(c), "ninety (90) days" is replaced with "one hundred twenty (120) days".

In Section 14(d), revise subsections (i) and (ii) to read as follows:

(i) prior to a Securitization, ~~and thereafter upon Lender's reasonable request,~~ a monthly Rent Schedule and a monthly statement of income and expenses for Borrower's operation of the Mortgaged Property; following a Securitization, upon Lender's reasonable request but not more frequently than quarterly, a Rent Schedule and a statement of income and expenses for Borrower's operation of the Mortgaged Property;

(ii) prior to a Securitization, and thereafter upon Lender's reasonable request (provided that following a Securitization Lender will not make such a request more frequently than quarterly), Borrower shall furnish to Lender a statement that identifies all owners of any interest in Borrower and any Controlling Entity and the interest held by each (unless Borrower or any Controlling Entity is a publicly-traded entity in which case such statement of ownership shall not be required), and if Borrower or a Controlling Entity is a corporation, all officers and directors of Borrower and the Controlling Entity, and if Borrower or a Controlling Entity is a limited liability company, all Managers who are not members;

In Section 14(g), the second sentence is deleted and replaced with the following:

If Borrower has not provided the required statements, schedules and reports within 10 Business Days following such Notice (15 Business Days for any statements, schedules and reports required pursuant to Sections 14(b)(i), (ii), or (iii)), then Lender shall have the right to have Borrower's books and records audited, at Borrower's expense, by independent certified public accountants selected by Lender in order to obtain such statements, schedules and reports, and all related costs and expenses of Lender shall become immediately due and payable and shall become an additional part of the Indebtedness as provided in Section 12.

In Section 14(h), "ninety (90) days" is replaced each time that it appears, with "one hundred twenty (120) days".

15. Section 21(b) is revised to include a new clause (iv) as follows:

"(iv)   a sale or transfer of limited partnership interests in NTS Realty Holdings Limited Partnership ("NTS Holdings"), so long as the Controlling Interest in the managing general partner of NTS Holdings continues to be held by J.D. Nichols and/or Brian F. Lavin."

16.   The introductory provision of Section 21(c)(vii) is revised to read as follows:

"(vii)   **without limiting the provisions of Section 21(b)(iv),** any Transfer of an interest ~~in Borrower or any interest~~ in a Controlling Entity (which, if such Controlling Entity were Borrower, would result in an Event of Default) listed in (A) through **(G)** below (a "**Preapproved Transfer**"), under the terms and conditions listed as items (1) through (7) below:"

17.   Section 21(c)(vii)(G) is added as follows:

"(G)   a sale or transfer to employees of NTS Development Company or NTS Realty Capital, Inc., or to an entity in which NTS Holdings holds the Controlling Interest owned and controlled by the transferor or the transferor's immediate family members; or"

18.   Section 21(c)(vii)(2) is revised to read as follows:

"(2)   For the purposes of these Preapproved Transfers, a transferor's immediate family members will be deemed to include a spouse, parent, child (including by adoption) or grandchild (including by adoption) of such transferor."

19.   Section 21(c)(vii)(3) is completed as follows:

"(3)   Either directly or indirectly, J.D. Nichols and/or Brian F. Lavin shall retain at all times a managing interest in the Borrower."

II.   EXTRA LARGE LOAN MODIFICATIONS.

1.   Section 1 of this Instrument is modified as follows:

The definition of Collateral Agreement is deleted and replaced with the following:

"**Collateral Agreement**" means any separate agreement between Borrower and Lender for the purpose of establishing replacement reserves for the Mortgaged Property, establishing a fund to assure the completion of repairs or improvements specified in that agreement, or assuring reduction of the outstanding principal balance of the Indebtedness if the occupancy of or income from the Mortgaged Property does not increase to a level specified in that agreement, or any other agreement or agreements between Borrower and Lender which provide for the establishment of any other fund, reserve or account, including, without limitation, the Clearing Account Agreement and the Cash Management Agreement.

2.   The following definitions shall be added to Section 1 of this Instrument:

"**Cash Management Agreement**" shall mean that certain cash management agreement of even date herewith among Borrower, Lender and Property Manager.

"**Clearing Account Agreement-CME**" shall mean that certain clearing account agreement of even date herewith among Borrower, Lender and Clearing Bank.

"**Clearing Bank**" shall be defined in the Clearing Account Agreement.

3.   The first sentence in Section 19(c) of this Instrument is deleted and replaced with the following:

Borrower will maintain the insurance coverage described in this Section 19 with companies acceptable to Lender and with a claims paying ability of a minimum of any of the following (i) "A-" or its equivalent by Fitch, Inc., (ii) "A-" or its equivalent by Standard & Poor's Ratings Services, a division of The McGraw-Hill Companies, Inc. or (iii) "A3" or its equivalent by Moody's Investors Service, Inc. All insurers providing insurance required by this Instrument must be authorized to issue insurance in the Property Jurisdiction.

4.   The following Section 45 is added as follows:

45.   **SPLITTING THE NOTE.** Lender has the right from time to time to sever the Note into one or more separate promissory notes in such denominations as Lender determines in its sole discretion, which promissory notes may be included in separate sales or Securitizations undertaken by Lender. In conjunction with any such action, Lender may redefine the interest rate and amortization schedule; provided however: (a) if Lender redefines the interest rate, the weighted average of the interest rates contained in the severed promissory notes taken in the aggregate shall equal the Fixed Interest Rate (as defined in the Note), and (b) if Lender redefines the amortization schedule, the amortization of the severed promissory notes taken in the aggregate shall require no more amortization to be paid under the Loan than as required under this Instrument and the Note at the time such action was taken by Lender and such redefined amortization shall not result in a change in the amount of the monthly payment due under the Note. The Borrower shall only be required to make one payment under such separate promissory notes. Subject to the foregoing, each severed promissory note, and the Loan evidenced thereby, shall be upon all of the terms and provisions contained in this Instrument and the Loan Documents which continue in full force and effect, except that Lender may allocate specific collateral given for the Loan as security for performance of specific promissory notes, in each case with or without cross default provisions. Borrower, at Borrower's expense, agrees to cooperate with all reasonable requests of Lender to accomplish the foregoing, including, without limitation, execution and prompt delivery to Lender of a severance agreement and such other documents as Lender shall reasonable require. Borrower hereby appoints Lender its attorney-in-fact with full power of substitution (and which shall be deemed to be coupled with an interest and irrevocable until the Loan is paid and this Instrument is discharged of record, with Borrower hereby ratifying all that its said attorney shall do by virtue thereof) to make and execute all documents necessary or desirable to effect the aforesaid severance; provided however, Lender shall not make or execute any such documents under such power until ten (10) Business Days after written Notice has been given to Borrower by Lender of Lender's intent to exercise its rights under such power. Borrower's failure to deliver any of the documents requested by Lender hereunder for a period of ten (10) Business Days after such Notice by Lender shall, at lender's option, constitute an Event of Default hereunder.

5.   Section 49 of this Instrument is deleted and replaced with the following:

49.   **SALE OF NOTE AND SECURITIZATION.** At the request of the Lender and, to the extent not already required to be provided by Borrower under this Instrument, Borrower shall use reasonable efforts to satisfy the market standards

to which the Lender customarily adheres or which may be reasonably required in the marketplace or by the Rating Agencies in connection with any Secondary Market Transaction of rated single or multi-class securities (the "**Securities**") secured by or evidencing ownership interests in the Note and this Instrument, including, without limitation, to:

(a)   (i) provide such financial and other information with respect to the Mortgaged Property, the Borrower and the Property Manager, (ii) perform or permit or cause to be performed or permitted such site inspection, appraisals, market studies, environmental reviews and reports (Phase I's and, if appropriate, Phase II's), engineering reports and other due diligence investigations of the Mortgaged Property, as may be reasonably requested by the Lender or the Rating Agencies or as may be necessary or appropriate in connection with the Secondary Market Transaction, and (iii) make such representations and warranties as of the closing date of the Secondary Market Transaction with respect to the Mortgaged Property, Borrower and the Loan Documents as are customarily provided in securitization transactions and as may be reasonably requested by the Lender or by the Rating Agencies and consistent with the facts covered by such representations and warranties as they exist on the date thereof, including the representations and warranties made in the Loan Documents (collectively, the "**Provided Information**"), together, if customary, with appropriate verification and/or consents of the Provided Information through letters of auditors or opinions of counsel of independent attorneys acceptable to the Lender and to the Rating Agencies;

(b)   at Borrower's expense, cause its counsel to render opinions, which may be relied upon by the Lender, the Rating Agencies and their respective counsel, agents and representatives, as to nonconsolidation, fraudulent conveyance, and true sale or any other opinion customary in securitization transactions with respect to the Mortgaged Property and Borrower and its Affiliates, which counsel and opinions shall be reasonably satisfactory to the Lender and to the Rating Agencies;

(c)   execute such amendments to the Loan Documents and organizational documents, establish and fund the Replacement Reserve Fund (as defined in the Replacement Reserve Agreement), if any, and any Repairs (as defined in the Repair Agreement), if any, as may be requested by the Lender or by the Rating Agencies or otherwise to effect the Secondary Market Transaction; provided, however, that the Borrower shall not be required to modify or amend any Loan Document if such modification or amendment would (i) change the interest rate, the stated maturity or the amortization of principal set forth in the Note, or (ii) modify or amend any other material economic term of the Loan;

(d)   pay all reasonable third party costs and expenses incurred by Lender in connection with Borrower's complying with requests made under this Section; and

(e)   in the event that the provisions of this Instrument or any of the other Loan Documents require the receipt of a Rating Confirmation with respect to the ratings on the Securities or if the terms of the transaction documents relating to a Secondary Market Transaction require a Rating Confirmation in order for the consent of the Lender to be given, pay all of the costs and expenses of the Lender, Loan Servicer and each of the Rating Agencies in connection with any required Rating Confirmation and, if applicable, any fees imposed by any Rating Agencies as a condition to the delivery of the Rating Confirmation.

III.   STATE SPECIFIC MODIFICATIONS.

1.   The following new Section is added to Instrument:

71.   RIGHTS AND RESPONSIBILITIES OF TRUSTEE.

(a)   Exercise of Remedies by Trustee. To the extent that this Deed of Trust or any requirement of law authorizes, empowers, or does not require approval for Lender (also referred to in this Section 71 as "Beneficiary") to exercise any remedies set forth in this Deed of Trust, or perform any acts in connection therewith, Trustee (but not to the exclusion of Beneficiary unless so required under the applicable requirements of law) shall have the power to exercise any or all such remedies, and to perform any acts provided for in this Deed of Trust in connection therewith, all for the benefit of Beneficiary and on Beneficiary's behalf in accordance with the applicable laws of the State of Tennessee (the "State"). In connection therewith, Trustee: (a) shall not exercise, or waive the exercise of, any of Beneficiary's remedies (other than any rights of Trustee to any indemnity or reimbursement), except at Beneficiary's request, and (b) shall exercise, or waive the exercise of, any or all of Beneficiary's remedies at Beneficiary's request, and in accordance with Beneficiary's directions as to the manner of such exercise or waiver. Trustee may, however, decline to follow Beneficiary's request or direction if Trustee shall be advised by counsel that the action or proceeding, or manner thereof, so directed may not lawfully be taken or waived.

(b)   Rights and Privileges of Trustee. To the extent that this Deed of Trust or any of the other Loan Documents requires Borrower (also referred to in this Section 71 as "Grantor") to indemnify Beneficiary or reimburse Beneficiary for any expenditures Beneficiary may incur in accordance with this Deed of Trust, Trustee shall be entitled to the same indemnity and the same rights to reimbursement of expenses as Beneficiary, subject to such limitations and conditions as would apply in the case of Beneficiary. To the extent that this Deed of Trust negates or limits Beneficiary's liability as to any matter, Trustee shall be entitled to the same negation or limitation of liability. To the extent that Grantor, pursuant to this Deed of Trust, appoints Beneficiary as Grantor's attorney-in-fact for any purpose, Beneficiary or Trustee (when so instructed by Beneficiary) shall be entitled to act on Grantor's behalf without joinder or confirmation by the other.

(c)   Resignation or Replacement of Trustee. Trustee may resign by an instrument in writing addressed to Beneficiary (with a copy to Grantor), and Trustee may be removed at any time with or without cause (in Beneficiary's sole and absolute discretion) by an instrument in writing executed by Beneficiary. In case of the death, resignation, removal or disqualification of Trustee or if for any reason Beneficiary shall deem it desirable to appoint a substitute, successor or replacement trustee to act instead of Trustee originally named (or in place of any substitute, successor or replacement trustee), Beneficiary shall have the right and is hereby authorized and empowered to appoint a successor, substitute or replacement trustee, without any formality other than appointment and designation in writing executed by Beneficiary, which instrument shall be recorded if required by the applicable law of the State and Beneficiary shall otherwise provide Grantor with written notice thereof. The laws of the State shall govern the qualification of any trustee. The authority conferred upon Trustee by this Deed of Trust shall automatically extend to any and all other successor, substitute and replacement trustee(s) successively until the Secured Obligations have been paid in full or the Mortgaged Property has been sold hereunder or released in accordance with the provisions of the Loan Documents to which Beneficiary is a party or which grants a security for the benefit of Beneficiary. Beneficiary's written appointment and designation of Trustee shall be full evidence of Beneficiary's right and authority to make the same and of all facts therein recited. No confirmation, authorization, approval or other action by Grantor shall be required in connection with any resignation or other replacement of Trustee and Beneficiary and/or Trustee shall provide Grantor with written notice of any such resignation or replacement.

(d)   Effect of Appointment of Successor Trustee.   Upon the appointment and designation of any successor, substitute or replacement trustee, and subject to compliance with applicable requirements of law, Trustee's entire estate, right, title and interest in the Mortgaged Property shall vest in the designated successor, substitute or replacement trustee. Such successor, substitute or replacement trustee shall thereupon succeed to and shall hold, possess and execute all the rights, powers, privileges, immunities and duties herein conferred upon Trustee. All references herein to a trustee shall be deemed to refer to Trustee (including any successor or substitute appointed and designated as herein provided) from time to time acting hereunder.

(e)   Confirmation of Transfer and Succession.   Upon the written request of Beneficiary or of any successor, substitute or replacement trustee, any former trustee ceasing to act shall execute and deliver an instrument transferring to such successor, substitute or replacement trustee all of the right, title, estate and interest in the Mortgaged Property of the trustee so ceasing to act, together with all the rights, powers, privileges, immunities and duties herein conferred upon Trustee, and shall duly assign, transfer and deliver all properties and moneys held by said Trustee hereunder, if any, to said successor, substitute or replacement trustee.

(f)   Exculpation.   Trustee shall not be liable for any error of judgment or act done by Trustee in good faith, or otherwise be responsible or accountable under any circumstances whatsoever, except for Trustee's gross negligence, willful misconduct or knowing violation of any requirement of law. Trustee shall have the right to rely on any instrument, document or signature authorizing or supporting any action taken or proposed to be taken by it hereunder, believed by it in good faith to be genuine. All moneys received by Trustee shall, until used or applied as herein provided, be held in trust for the purposes for which they were received, but need not be segregated in any manner from any other moneys (except to the extent required by law). Trustee shall be under no liability for interest on any moneys received by it hereunder.

(g)   Endorsement and Execution of Documents.   Upon Beneficiary's written request, Trustee shall, without liability or notice to Grantor, execute, consent to, or join in any instrument or agreement in connection with or necessary to effectuate the purposes of the Loan Documents to which Beneficiary is a party or which grants a security interest for the benefit of Beneficiary. Grantor hereby irrevocably designates Trustee as its attorney-in-fact to execute, acknowledge and deliver, on Grantor's behalf and in Grantor's name, all instruments or agreements necessary to implement any provision(s) of this Deed of Trust or to further perfect the Lien created by this Deed of Trust on the Mortgaged Property. This power of attorney shall be deemed to be coupled with an interest and shall survive any disability of Grantor.

(h)   <u>Multiple Trustees</u>. If Beneficiary appoints multiple trustees to serve at the same time, then any trustee, individually, may exercise all powers granted to Trustee under this instrument, without the need for action by any other trustee(s), and Beneficiary shall provide Grantor with notice of any such appointment.

Prepared by, and after recording return to:

Michael Van Voorhis, Esquire
Troutman Sanders LLP
P.O. Box 1122
Richmond, Virginia 23218-1122

I certify this to be a true and exact copy of the original.
By: ______________________

MULTIFAMILY DEED OF TRUST,
ASSIGNMENT OF RENTS
AND SECURITY AGREEMENT
(Including Fixture Filing)

(TENNESSEE – REVISION DATE 03-31-2008)

Maximum Principal Indebtedness for Tennessee Recording Tax Purposes is $24,449,839.76.

MULTIFAMILY DEED OF TRUST,
ASSIGNMENT OF RENTS AND
SECURITY AGREEMENT
(TENNESSEE – REVISION DATE 03-31-2008)

THIS MULTIFAMILY DEED OF TRUST, ASSIGNMENT OF RENTS AND SECURITY AGREEMENT (the "Instrument") is made as of this 16th day of December, 2009 among NLP WHITWORTH, LLC, a limited liability company organized and existing under the laws of Delaware, whose address is c/o NTS Development Company, 10172 Linn Station Road, Louisville, Kentucky 40223, as grantor ("Borrower"), to JOSEPH B. PITT, JR., as trustee, whose address is c/o Fidelity National Title Group, 725 Cool Springs Blvd., Suite 160, Franklin, Tennessee 37067 ("Trustee"), for the benefit of HOLLIDAY FENOGLIO FOWLER, L.P., a limited partnership organized and existing under the laws of Texas, whose address is 9 Greenway Plaza, Suite 700, Houston (Harris County), Texas 77046, as beneficiary ("Lender"). Borrower's organizational identification number, if applicable, is 4739668.

This Instrument covers property or goods herein described that are, or are to become so affixed to real property described in Exhibit A hereto so as to become fixtures and also constitutes a fixture filing under §§ 47-9-334 and 47-9-502 of Tennessee Code Annotated, and is to be filed in the real estate records. The names of the debtor (the "Borrower" herein) and the secured party (the "Lender" herein), the mailing address of the secured party from which information concerning the security interest may be obtained, the mailing address of the debtor, and a statement indicating the types, or describing the items, of collateral are stated herein in compliance with § 47-9-502 of the Tennessee Code Annotated, as amended. The real property is described in Exhibit A hereto and the record owner of such real property is NLP Whitworth, LLC.

NOTICE PURSUANT TO §§ 47-9-334 and 47-28-104 OF TENNESSEE CODE ANNOTATED. THIS INSTRUMENT SECURES OBLIGATORY ADVANCES AND IS FOR COMMERCIAL PURPOSES PURSUANT TO § 47-28-101, ET SEQ, OF THE TENNESSEE CODE ANNOTATED.

Borrower, in consideration of the Indebtedness and the trust created by this Instrument, irrevocably grants, conveys, bargains, sells, confirms, assigns and transfers to Trustee, and any and all successors of Trustee, in trust, with power of sale, the Mortgaged Property, including the Land located in Davidson County, State of Tennessee and described in Exhibit A attached to and incorporated in this Instrument.

TO SECURE TO LENDER the repayment of the Indebtedness evidenced by Borrower's Multifamily Note payable to Lender dated as of the date of this Instrument, and maturing on January 1, 2020 (the "Maturity Date"), in the principal amount of $27,675,000.00, and all renewals, extensions and modifications of the Indebtedness, and the performance of the covenants and agreements of Borrower contained in the Loan Documents.

TO HAVE AND TO HOLD the Mortgaged Property to the use and benefit of the Trustee and the Trustee's successors, heirs and assigns, forever in FEE SIMPLE in trust. Borrower represents and warrants that Borrower is lawfully seized of the Mortgaged Property and has the right, power and authority to grant, convey and assign the Mortgaged Property, and that the Mortgaged Property is unencumbered except as shown on the schedule of exceptions to coverage in the title policy issued to and accepted by Lender contemporaneously with the execution and recordation of this Instrument and insuring Lender's interest in the Mortgaged Property (the "**Schedule of Title Exceptions**"). Borrower covenants that Borrower will warrant and defend generally the title to the Mortgaged Property against all claims and demands, subject to any easements and restrictions listed in the Schedule of Title Exceptions.

THIS DEED OF TRUST IS GIVEN FOR COMMERCIAL PURPOSES AND FOR THE PURPOSE OF CREATING A LIEN ON THE MORTGAGED PROPERTY IN ORDER TO SECURE NOT ONLY ANY EXISTING INDEBTEDNESS OR ADVANCES MADE CONTEMPORANEOUSLY WITH THE EXECUTION HEREOF, BUT ALSO FUTURE ADVANCES, WHETHER SUCH ADVANCES ARE OBLIGATORY, OR TO BE MADE AT THE OPTION OF THE BENEFICIARY, OR BOTH, AND WHETHER MADE BEFORE OR AFTER DEFAULT OR MATURITY OR OTHER SIMILAR EVENTS, TO THE SAME EXTENT AS IF SUCH FUTURE ADVANCES WERE MADE ON THE DATE OF THE EXECUTION OF THIS INSTRUMENT, ALTHOUGH THERE MAY BE NO ADVANCE MADE AT THE TIME OF THE EXECUTION HEREOF AND ALTHOUGH THERE MAY BE NO INDEBTEDNESS OUTSTANDING AT THE TIME ANY ADVANCE IS MADE AS PROVIDED BY T.C.A. § 47-28-102. THIS NOTICE REFERENCING OBLIGATORY FUTURE ADVANCES IS FOR PURPOSES OF COMPLYING WITH T.C.A. § 47-28-104(B) AND NO OTHER INFERENCE IS TO BE PRESUMED HEREUNDER. NOTWITHSTANDING THE REDUCTION OF THE AMOUNT(S) SECURED HEREBY AT ANY TIME TO ZERO, THIS INSTRUMENT SHALL REMAIN IN FULL FORCE AND EFFECT UNTIL SUCH TIME AS RELEASE OR SATISFACTION THEREOF IS FILED OR RECORDED BY THE BENEFICIARY.


UNIFORM COVENANTS-CME
REVISION DATE 8-14-2009


Covenants. In consideration of the mutual promises set forth in this Instrument, Borrower and Lender covenant and agree as follows:

      1.   **DEFINITIONS.** The following terms, when used in this Instrument (including when used in the above recitals), shall have the following meanings:

      (a)   "**Affiliate**" of any Person means (i) any other Person which, directly or indirectly, is in Control of, is Controlled by or is under common Control with, such Person; (ii) any other Person who is a director or officer of (A) such Person, (B) any subsidiary of such Person, or (C) any Person described in clause (i) above; or (iii) any corporation, limited liability company or partnership which has as a director any Person described in subsection (ii) above.

      (b)   "**Approved Seller/Servicer**" is defined in Section 43(b).

      (c)   "**Assignment of Management Agreement**" means Assignment of Management Agreement and Subordination of Management Fee of even date herewith among Borrower, Lender and Property Manager, including all schedules, riders, allonges and addenda, as such Assignment of Management Agreement may be amended from time to time.

      (d)   "**Attorneys' Fees and Costs**" means (i) fees and out of pocket costs of Lender's and Loan Servicer's attorneys, as applicable, including costs of Lender's and Loan Servicer's in-house counsel, support staff costs, costs of preparing for litigation, computerized research, telephone and facsimile transmission expenses, mileage, deposition costs, postage, duplicating, process service, videotaping and similar costs and expenses; (ii) costs and fees of expert witnesses, including appraisers; (iii) investigatory fees; and (iv) the costs for any opinion required by Lender pursuant to the terms of the Loan Documents.

(e) **"Borrower"** means all entities identified as "Borrower" in the first paragraph of this Instrument, together with their successors and assigns.

(f) **"Business Day"** means any day other than a Saturday, a Sunday or any other day on which Lender or the national banking associations are not open for business.

(g) **"Claim"** is defined in Section 18(l).

(h) **"Collateral Agreement"** means any separate agreement between Borrower and Lender for the purpose of establishing replacement reserves for the Mortgaged Property, establishing a fund to assure the completion of repairs or improvements specified in that agreement, or assuring reduction of the outstanding principal balance of the Indebtedness if the occupancy of or income from the Mortgaged Property does not increase to a level specified in that agreement, or any other agreement or agreements between Borrower and Lender which provide for the establishment of any other fund, reserve or account.

(i) **"Condemnation"** is defined in Section 20(a).

(j) **"Control"** means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person whether through ownership of voting securities, beneficial interests, by contract or otherwise. The definition is to be construed to apply equally to variations of the word "Control," including "Controlled," "Controlling" or "Controlled by."

(k) **"Controlling Entity"** means an entity which, directly or indirectly through one or more intermediaries, (i) owns or Controls a general partnership interest or a Controlling Interest of the limited partnership interests in Borrower (if Borrower is a partnership), (ii) is a Manager of Borrower or owns a Controlling Interest in a manager of Borrower or a Controlling Interest of the ownership or membership interests in Borrower (if Borrower is a limited liability company), or (iii) owns or Controls a Controlling Interest of any class of voting stock of Borrower (if Borrower is a corporation). The SPE Equity Owner, if applicable, shall be considered a Controlling Entity for purposes of this definition.

(l) **"Controlling Interest"** means (i) 50 percent or more of the direct or indirect ownership interests in an entity, or (ii) a percentage ownership interest in an entity of less than 50 percent, if the owner(s) of that interest actually Control(s) the business and affairs of the entity without the requirement of consent of any other party.

(m) **"Cut-off Date"** is defined in the Note.

(n) **"Defeasance"** is defined in Section 44.

(o) **"Defeasance Closing Date"** is defined in Section 44(b).

(p) **"Defeasance Collateral"** means (i) a Freddie Mac Debt Security, (ii) a Fannie Mac Debt Security, (iii) U.S. Treasury Obligations, or (iv) FHLB Obligations.

(q)   "**Defeasance Date**" means the second (2nd) anniversary of the "startup date" of the last REMIC within the meaning of Section 860G(a)(9) of the Tax Code which holds all or any portion of the Loan.

(r)   "**Defeasance Fee**" is defined in Section 44(c).

(s)   "**Defeasance Notice**" is defined in Section 44(b).

(t)   "**Defeasance Period**" is defined in the Note.

(u)   "**Disclosure Document**" is defined in Section 39.

(v)   "**Eligible Account**" means an identifiable account which is separate from all other funds held by the holding institution that is either (i) an account or accounts maintained with the corporate trust department of a federal or state-chartered depository institution or trust company which complies with the definition of Eligible Institution or (ii) a segregated trust account or accounts maintained with the corporate trust department of a federal or state chartered depository institution or trust company acting in its fiduciary capacity which, in the case of a state chartered depository institution or trust company is subject to regulations substantially similar to 12 C.F.R. §9.10(b), having in either case a combined capital and surplus of at least $50,000,000 and subject to supervision or examination by federal and state authority. An Eligible Account will not be evidenced by a certificate of deposit, passbook or other instrument.

(w)   "**Eligible Institution**" means a federal or state chartered depository institution or trust company insured by the Federal Deposit Insurance Corporation, the short term unsecured debt obligations or commercial paper of which are rated at least A-1 by Standard & Poor's Ratings Services, a division of The McGraw-Hill Companies, Inc., P-1 by Moody's Investors Service, Inc. and F-1 by Fitch, Inc. in the case of accounts in which funds are held for thirty (30) days or less or, in the case of letters of credit or accounts in which funds are held for more than thirty (30) days, the long term unsecured debt obligations of which are rated at least "A" by Fitch, Inc. and Standard & Poor's Ratings Services, a division of The McGraw-Hill Companies, Inc., and "A2" by Moody's Investors Service, Inc. If at any time an Eligible Institution does not meet the required rating, the Loan Servicer must move the Eligible Account within thirty (30) days of such event to an appropriately rated Eligible Institution.

(x)   "**Environmental Inspections**" is defined in Section 18(g).

(y)   "**Environmental Permit**" means any permit, license, or other authorization issued under any Hazardous Materials Law with respect to any activities or businesses conducted on or in relation to the Mortgaged Property.

(z)   "**ERISA**" is defined in Section 48(d).

(aa)   "**Event of Default**" means the occurrence of any event listed in Section 22.

(bb)   "**Fannie Mae Debt Security**" means any non-callable bond, debenture, note, or other similar debt obligation issued by Federal National Mortgage Association.

(cc)   "**FHLB Obligations**" mean direct, non-callable and non-redeemable securities issued, or fully insured as to payment, by any consolidated bank that is a member of the Federal Home Loan Banks.

(dd) "**First Mortgage**" is defined in Section 43(b).

(ee) "**Fixtures**" means all property owned by Borrower which is so attached to the Land or the Improvements as to constitute a fixture under applicable law, including: machinery, equipment, engines, boilers, incinerators, installed building materials; systems and equipment for the purpose of supplying or distributing heating, cooling, electricity, gas, water, air, or light; antennas, cable, wiring and conduits used in connection with radio, television, security, fire prevention, or fire detection or otherwise used to carry electronic signals; telephone systems and equipment; elevators and related machinery and equipment; fire detection, prevention and extinguishing systems and apparatus; security and access control systems and apparatus; plumbing systems; water heaters, ranges, stoves, microwave ovens, refrigerators, dishwashers, garbage disposers, washers, dryers and other appliances; light fixtures, awnings, storm windows and storm doors; pictures, screens, blinds, shades, curtains and curtain rods; mirrors; cabinets, paneling, rugs and floor and wall coverings; fences, trees and plants; swimming pools; and exercise equipment.

(ff) "**Freddie Mac**" is defined in Section 43(a).

(gg) "**Freddie Mac Debt Security**" means any non-callable bond, debenture, note, or other similar debt obligation issued by Freddie Mac.

(hh) "**Governmental Authority**" means any board, commission, department or body of any municipal, county, state or federal governmental unit, or any subdivision of any of them, that has or acquires jurisdiction over the Mortgaged Property or the use, operation or improvement of the Mortgaged Property or over the Borrower.

(ii) "**Hazard Insurance**" is defined in Section 19.

(jj) "**Hazardous Materials**" means petroleum and petroleum products and compounds containing them, including gasoline, diesel fuel and oil; explosives; flammable materials; radioactive materials; polychlorinated biphenyls ("PCBs") and compounds containing them; lead and lead-based paint; asbestos or asbestos containing materials in any form that is or could become friable; underground or above-ground storage tanks, whether empty or containing any substance; any substance the presence of which on the Mortgaged Property is prohibited by any federal, state or local authority; any substance that requires special handling and any other material or substance now or in the future that (i) is defined as a "hazardous substance," "hazardous material," "hazardous waste," "toxic substance," "toxic pollutant," "contaminant," or "pollutant" by or within the meaning of any Hazardous Materials Law, or (ii) is regulated in any way by or within the meaning of any Hazardous Materials Law.

(kk) "**Hazardous Materials Laws**" means all federal, state, and local laws, ordinances and regulations and standards, rules, policies and other governmental requirements, administrative rulings and court judgments and decrees in effect now or in the future and including all amendments, that relate to Hazardous Materials or the protection of human health or the environment and apply to Borrower or to the Mortgaged Property. Hazardous Materials Laws include, but are not limited to, the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. Section 9601, et seq., the Resource Conservation and Recovery Act of 1976, 42 U.S.C. Section 6901, et seq., the Toxic Substance Control Act, 15 U.S.C. Section 2601, et seq., the Clean Water Act, 33 U.S.C. Section 1251, et seq., and the Hazardous Materials Transportation Act, 49 U.S.C. Section 5101, et seq., and their state analogs.

(ll) "**Impositions**" and "**Imposition Deposits**" are defined in Section 7(a).

(mm) "**Improvements**" means the buildings, structures, improvements, and alterations now constructed or at any time in the future constructed or placed upon the Land, including any future replacements and additions.

(nn) "**Indebtedness**" means the principal of, interest at the fixed or variable rate set forth in the Note on, and all other amounts due at any time under, the Note, this Instrument or any other Loan Document, including prepayment premiums, late charges, default interest, and advances as provided in Section 12 to protect the security of this Instrument.

(oo) "**Indemnitees**" is defined in Section 18(j).

(pp) "**Initial Owners**" means, with respect to Borrower or any other entity, the Persons that (i) on the date of the Note, or (ii) on the date of a Transfer to which Lender has consented, own in the aggregate 100 percent of the ownership interests in Borrower or that entity.

(qq) "**Intercreditor Agreement**" is defined in Section 43(b).

(rr) "**Issuer Group**" is defined in Section 47.

(ss) "**Issuer Person**" is defined in Section 47.

(tt) "**Junior Lender**" is defined in Section 43(e).

(uu) "**Land**" means the land described in Exhibit A.

(vv) "**Leases**" means all present and future leases, subleases, licenses, concessions or grants or other possessory interests now or hereafter in force, whether oral or written, covering or affecting the Mortgaged Property, or any portion of the Mortgaged Property (including proprietary leases or occupancy agreements if Borrower is a cooperative housing corporation), and all modifications, extensions or renewals.

(ww) "**Lender**" means the entity identified as "Lender" in the first paragraph of this Instrument, or any subsequent holder of the Note.

(xx) "**Lien**" is defined in Section 16.

(yy) "**Loan**" means the loan evidenced by the Note.

(zz) "**Loan Documents**" means the Note, this Instrument, the Assignment of Management Agreement, all guaranties, all indemnity agreements, all Collateral Agreements, O&M Programs, the MMP and any other documents now or in the future executed by Borrower, any guarantor or any other Person in connection with the Loan evidenced by the Note, as such documents may be amended from time to time.

(aaa) "**Loan Servicer**" means the entity that from time to time is designated by Lender or its designee to collect payments and deposits and receive Notices under the Note, this Instrument and any other Loan Document, and otherwise to service the Loan evidenced by the Note for the benefit of Lender. Unless Borrower receives Notice to the contrary, the Loan Servicer is the entity identified as "Lender" in the first paragraph of this Instrument.

(bbb) "**Lockout Period**" is defined in the Note.

(ccc) "**Manager**" or "**Managers**" means a Person who is named or designated as a manager or managing member or otherwise acts in the capacity of a manager or managing member of a limited liability company in a limited liability company agreement or similar instrument under which the limited liability company is formed or operated.

(ddd) "**Material Adverse Effect**" is defined in Section 48(f).

(eee) "**MMP**" means a moisture management plan to control water intrusion and prevent the development of Mold or moisture at the Mortgaged Property throughout the term of this Instrument. At a minimum, the MMP must contain a provision for (i) staff training, (ii) information to be provided to tenants, (iii) documentation of the plan, (iv) the appropriate protocol for incident response and remediation and (v) routine, scheduled inspections of common space and unit interiors.

(fff) "**Mold**" means mold, fungus, microbial contamination or pathogenic organisms.

(ggg) "**Mortgaged Property**" means all of Borrower's present and future right, title and interest in and to all of the following:

    (i)   the Land;

    (ii)   the Improvements;

    (iii)   the Fixtures;

    (iv)   the Personalty;

    (v)   all current and future rights, including air rights, development rights, zoning rights and other similar rights or interests, easements, tenements, rights of way, strips and gores of land, streets, alleys, roads, sewer rights, waters, watercourses, and appurtenances related to or benefiting the Land or the Improvements, or both, and all rights-of-way, streets, alleys and roads which may have been or may in the future be vacated;

    (vi)   all proceeds paid or to be paid by any insurer of the Land, the Improvements, the Fixtures, the Personalty or any other part of the Mortgaged Property, whether or not Borrower obtained the insurance pursuant to Lender's requirement;

    (vii)   all awards, payments and other compensation made or to be made by any municipal, state or federal authority with respect to the Land, the Improvements, the Fixtures, the Personalty or any other part of the Mortgaged Property, including any awards or settlements resulting from condemnation proceedings or the total or partial taking of the Land, the Improvements, the Fixtures, the Personalty or any other part of the Mortgaged Property under the power of eminent domain or otherwise and including any conveyance in lieu thereof;

    (viii)   all contracts, options and other agreements for the sale of the Land, the Improvements, the Fixtures, the Personalty or any other part of the Mortgaged Property entered into by Borrower now or in the future, including cash or securities deposited to secure performance by parties of their obligations;

(ix) all proceeds from the conversion, voluntary or involuntary, of any of the above into cash or liquidated claims, and the right to collect such proceeds;

(x) all Rents and Leases;

(xi) all earnings, royalties, accounts receivable, issues and profits from the Land, the Improvements or any other part of the Mortgaged Property, and all undisbursed proceeds of the Loan secured by this Instrument;

(xii) all Imposition Deposits;

(xiii) all refunds or rebates of Impositions by any municipal, state or federal authority or insurance company (other than refunds applicable to periods before the real property tax year in which this Instrument is dated);

(xiv) all tenant security deposits which have not been forfeited by any tenant under any Lease and any bond or other security in lieu of such deposits; and

(xv) all names under or by which any of the above Mortgaged Property may be operated or known, and all trademarks, trade names, and goodwill relating to any of the Mortgaged Property.

(hhh) "New Commercial Lease" is defined in Section 4(f).

(iii) "Note" means the Multifamily Note described on page 1 of this Instrument, including all schedules, riders, allonges and addenda, as such Multifamily Note may be amended from time to time.

(jjj) "Notice" is defined in Section 31(a).

(kkk) "O&M Program" is defined in Section 18(d).

(lll) "Person" means any natural person, sole proprietorship, corporation, general partnership, limited partnership, limited liability company, limited liability limited partnership, joint venture, association, joint stock company, bank, trust, estate, unincorporated organization, any federal, state, county or municipal government (or any agency or political subdivision thereof), endowment fund or any other form of entity.

(mmm)"Personalty" means all:

(i) accounts (including deposit accounts) of Borrower related to the Mortgaged Property;

(ii) equipment and inventory owned by Borrower, which are used now or in the future in connection with the ownership, management or operation of the Land or Improvements or are located on the Land or Improvements, including furniture, furnishings, machinery, building materials, goods, supplies, tools, books, records (whether in written or electronic form), and computer equipment (hardware and software);

(iii)   other tangible personal property owned by Borrower which is used now or in the future in connection with the ownership, management or operation of the Land or Improvements or is located on the Land or in the Improvements, including ranges, stoves, microwave ovens, refrigerators, dishwashers, garbage disposers, washers, dryers and other appliances (other than Fixtures);

(iv)   any operating agreements relating to the Land or the Improvements;

(v)   any surveys, plans and specifications and contracts for architectural, engineering and construction services relating to the Land or the Improvements;

(vi)   all other intangible property, general intangibles and rights relating to the operation of, or used in connection with, the Land or the Improvements, including all governmental permits relating to any activities on the Land and including subsidy or similar payments received from any sources, including a governmental authority; and

(vii)   any rights of Borrower in or under letters of credit.

(nnn)   "**Pledge Agreement**" is defined in Section 44(f).

(ooo)   "**Preapproved Transfer**" is defined in Section 21(c).

(ppp)   "**Prior Lien**" is defined in Section 12.

(qqq)   "**Proceeding**" means, whether voluntary or involuntary, any case, proceeding or other action against Borrower or any SPE Equity Owner under any existing or future law of any jurisdiction relating to bankruptcy, insolvency, reorganization or relief of debtors.

(rrr)   "**Prohibited Activities or Conditions**" is defined in Section 18(a).

(sss)   "**Property Jurisdiction**" is defined in Section 30(a).

(ttt)   "**Property Manager**" means NTS Development Company.

(uuu)   "**Rating Agencies**" means Fitch, Inc.; Moody's Investors Service, Inc.; or Standard & Poor's Ratings Services, a division of The McGraw-Hill Companies, Inc., or any successor entity of the foregoing, or any other nationally recognized statistical rating organization.

(vvv)   "**Rating Confirmation**" means a written confirmation from each of the Rating Agencies which has rated the Securitization which includes the Loan (unless otherwise agreed by Lender) or any portion thereof or interest therein, that an action shall not result in a downgrade, withdrawal or qualification of any securities issued in connection with the Securitization, unless such Rating Agency has elected to waive its right to issue a Rating Confirmation.

(www)   "**Release Instruments**" is defined in Section 44(f).

(xxx) **"Remedial Work"** is defined in Section 18(h).

(yyy) **"Rent Schedule"** means a written schedule for the Mortgaged Property showing the name of each tenant, and for each tenant, the space occupied, the lease expiration date, the rent payable for the current month, the date through which rent has been paid, and any related information requested by Lender.

(zzz) **"Rents"** means all rents (whether from residential or non-residential space), revenues and other income of the Land or the Improvements, parking fees, laundry and vending machine income and fees and charges for food, health care and other services provided at the Mortgaged Property, whether now due, past due, or to become due, and deposits forfeited by tenants, and, if Borrower is a cooperative housing corporation or association, maintenance fees, charges or assessments payable by shareholders or residents under proprietary leases or occupancy agreements, whether now due, past due, or to become due.

(aaaa) **"Required DSCR"** is defined in Section 43(b).

(bbbb) **"Required LTV"** is defined in Section 43(b).

(cccc) **"Restoration"** is defined in Section 19(f).

(dddd) **"Scheduled Debt Payments"** is defined in Section 44(g).

(eeee) **"Secondary Market Transaction"** means (a) any sale or assignment of this Instrument, the Note and the other Loan Documents to one or more investors as a whole loan; (b) a participation of the Loan to one or more investors; (c) any deposit of this Instrument, the Note and the other Loan Documents with a trust or other entity which may sell certificates or other instruments to investors evidencing an ownership interest in the assets of such trust or other entity; or (d) any other sale, assignment or transfer of the Loan or any interest therein to one or more investors.

(ffff) **"Securities Liabilities"** is defined in Section 47.

(gggg) **"Securitization"** means when the Note is assigned to a REMIC trust.

(hhhh) **"Servicing Arrangement"** is defined in Section 36(b).

(iiii) **"Single Purpose Entity"** is defined in Section 33(b).

(jjjj) **"SPE Equity Owner"** is NOT APPLICABLE-Borrower shall not be required to maintain an SPE Equity Owner in its organizational structure during the term of the Loan and all references to SPE Equity Owner in this Instrument and in the Note shall be of no force or effect.

(kkkk) **"Successor Borrower"** is defined in Section 44(h).

(llll) **"Supplemental Mortgage"** is defined in Section 43(b).

(mmmm) **"Supplemental Mortgage Product"** is defined in Section 43(a).

(nnnn) **"Tax Code"** means the Internal Revenue Code of the United States.

(oooo) "**Taxes**" means all taxes, assessments, vault rentals and other charges, if any, whether general, special or otherwise, including all assessments for schools, public betterments and general or local improvements, which are levied, assessed or imposed by any public authority or quasi-public authority, and which, if not paid, will become a lien on the Land or the Improvements.

(pppp) "**Third Party Information**" is defined in Section 47.

(qqqq) "**Transfer**" is defined in Section 21.

(rrrr) "**Transfer and Assumption Agreement**" is defined in Section 44(f).

(ssss) "**UCC Collateral**" is defined in Section 2.

(tttt) "**Underwriter Group**" is defined in Section 47.

(uuuu) "**U.S. Treasury Obligations**" means direct, non-callable and non-redeemable securities issued, or fully insured as to payment, by the United States of America.

2. UNIFORM COMMERCIAL CODE SECURITY AGREEMENT.

(a)   This Instrument is also a security agreement under the Uniform Commercial Code for any of the Mortgaged Property which, under applicable law, may be subjected to a security interest under the Uniform Commercial Code, whether such Mortgaged Property is owned now or acquired in the future, and all products and cash and non-cash proceeds thereof (collectively, "**UCC Collateral**"), and Borrower hereby grants to Lender a security interest in the UCC Collateral. Borrower hereby authorizes Lender to prepare and file financing statements, continuation statements and financing statement amendments in such form as Lender may require to perfect or continue the perfection of this security interest and Borrower agrees, if Lender so requests, to execute and deliver to Lender such financing statements, continuation statements and amendments. Borrower shall pay all filing costs and all costs and expenses of any record searches for financing statements and/or amendments that Lender may require. Without the prior written consent of Lender, Borrower shall not create or permit to exist any other lien or security interest in any of the UCC Collateral.

(b)   Unless Borrower gives Notice to Lender within 30 days after the occurrence of any of the following, and executes and delivers to Lender modifications or supplements of this Instrument (and any financing statement which may be filed in connection with this Instrument) as Lender may require, Borrower shall not (i) change its name, identity, structure or jurisdiction of organization; (ii) change the location of its place of business (or chief executive office if more than one place of business); or (iii) add to or change any location at which any of the Mortgaged Property is stored, held or located.

(c)   If an Event of Default has occurred and is continuing, Lender shall have the remedies of a secured party under the Uniform Commercial Code, in addition to all remedies provided by this Instrument or existing under applicable law. In exercising any remedies, Lender may exercise its remedies against the UCC Collateral separately or together, and in any order, without in any way affecting the availability of Lender's other remedies.

(d)   This Instrument constitutes a financing statement with respect to any part of the Mortgaged Property that is or may become a Fixture, if permitted by applicable law.

3. ASSIGNMENT OF RENTS; APPOINTMENT OF RECEIVER; LENDER IN POSSESSION.

(a)   As part of the consideration for the Indebtedness, Borrower absolutely and unconditionally assigns and transfers to Lender all Rents. It is the intention of Borrower to establish a present, absolute and irrevocable transfer and assignment to Lender of all Rents and to authorize and empower Lender to collect and receive all Rents without the necessity of further action on the part of Borrower. Promptly upon request by Lender, Borrower agrees to execute and deliver such further assignments as Lender may from time to time require. Borrower and Lender intend this assignment of Rents to be immediately effective and to constitute an absolute present assignment and not an assignment for additional security only. For purposes of giving effect to this absolute assignment of Rents, and for no other purpose, Rents shall not be deemed to be a part of the Mortgaged Property. However, if this present, absolute and unconditional assignment of Rents is not enforceable by its terms under the laws of the Property Jurisdiction, then the Rents shall be included as a part of the Mortgaged Property and it is the intention of the Borrower that in this circumstance this Instrument create and perfect a lien on Rents in favor of Lender, which lien shall be effective as of the date of this Instrument.

(b)   After the occurrence of an Event of Default, Borrower authorizes Lender to collect, sue for and compromise Rents and directs each tenant of the Mortgaged Property to pay all Rents to, or as directed by, Lender. However, until the occurrence of an Event of Default, Lender hereby grants to Borrower a revocable license to collect and receive all Rents, to hold all Rents in trust for the benefit of Lender and to apply all Rents to pay the installments of interest and principal then due and payable under the Note and the other amounts then due and payable under the other Loan Documents, including Imposition Deposits, and to pay the current costs and expenses of managing, operating and maintaining the Mortgaged Property, including utilities, Taxes and insurance premiums (to the extent not included in Imposition Deposits), tenant improvements and other capital expenditures. So long as no Event of Default has occurred and is continuing, the Rents remaining after application pursuant to the preceding sentence may be retained by Borrower free and clear of, and released from, Lender's rights with respect to Rents under this Instrument. From and after the occurrence of an Event of Default, and without the necessity of Lender entering upon and taking and maintaining control of the Mortgaged Property directly, or by a receiver, Borrower's license to collect Rents shall automatically terminate and Lender shall without Notice be entitled to all Rents as they become due and payable, including Rents then due and unpaid. Borrower shall pay to Lender upon demand all Rents to which Lender is entitled. At any time on or after the date of Lender's demand for Rents, (i) Lender may give, and Borrower hereby irrevocably authorizes Lender to give, notice to all tenants of the Mortgaged Property instructing them to pay all Rents to Lender, (ii) no tenant shall be obligated to inquire further as to the occurrence or continuance of an Event of Default, and (iii) no tenant shall be obligated to pay to Borrower any amounts which are actually paid to Lender in response to such a notice. Any such notice by Lender shall be delivered to each tenant personally, by mail or by delivering such demand to each rental unit. Borrower shall not interfere with and shall cooperate with Lender's collection of such Rents.

(c)   Borrower represents and warrants to Lender that Borrower has not executed any prior assignment of Rents (other than an assignment of Rents securing any prior indebtedness that is being assigned to Lender, or paid off and discharged with the proceeds of the Loan evidenced by the Note), that Borrower has not performed, and Borrower covenants and agrees that it will not perform, any acts and has not executed, and shall not execute, any instrument which would prevent Lender from exercising its rights under this Section 3, and that at the time of execution of this Instrument there has been no anticipation or prepayment of any Rents for more than two months prior to the due dates of such Rents. Borrower shall not collect or accept payment of any Rents more than two months prior to the due dates of such Rents.

(d)   If an Event of Default has occurred and is continuing, Lender may, regardless of the adequacy of Lender's security or the solvency of Borrower and even in the absence of waste, enter upon and take and maintain full control of the Mortgaged Property in order to perform all acts that Lender in its discretion determines to be necessary or desirable for the operation and maintenance of the Mortgaged Property, including the execution, cancellation or modification of Leases, the collection of all Rents, the making of repairs to the Mortgaged Property and the execution or termination of contracts providing for the management, operation or maintenance of the Mortgaged Property, for the purposes of enforcing the assignment of Rents pursuant to Section 3(a), protecting the Mortgaged Property or the security of this Instrument, or for such other purposes as Lender in its discretion may deem necessary or desirable. Alternatively, if an Event of Default has occurred and is continuing, regardless of the adequacy of Lender's security, without regard to Borrower's solvency and without the necessity of giving prior notice (oral or written) to Borrower, Lender may apply to any court having jurisdiction for the appointment of a receiver for the Mortgaged Property to take any or all of the actions set forth in the preceding sentence. If Lender elects to seek the appointment of a receiver for the Mortgaged Property at any time after an Event of Default has occurred and is continuing, Borrower, by its execution of this Instrument, expressly consents to the appointment of such receiver, including the appointment of a receiver ex parte if permitted by applicable law. If Borrower is a housing cooperative corporation or association, Borrower hereby agrees that if a receiver is appointed, the order appointing the receiver may contain a provision requiring the receiver to pay the installments of interest and principal then due and payable under the Note and the other amounts then due and payable under the other Loan Documents, including Imposition Deposits, it being acknowledged and agreed that the Indebtedness is an obligation of the Borrower and must be paid out of maintenance charges payable by the Borrower's tenant shareholders under their proprietary leases or occupancy agreements. Lender or the receiver, as the case may be, shall be entitled to receive a reasonable fee for managing the Mortgaged Property. Immediately upon appointment of a receiver or immediately upon the Lender's entering upon and taking possession and control of the Mortgaged Property, Borrower shall surrender possession of the Mortgaged Property to Lender or the receiver, as the case may be, and shall deliver to Lender or the receiver, as the case may be, all documents, records (including records on electronic or magnetic media), accounts, surveys, plans, and specifications relating to the Mortgaged Property and all security deposits and prepaid Rents. In the event Lender takes possession and control of the Mortgaged Property, Lender may exclude Borrower and its representatives from the Mortgaged Property. Borrower acknowledges and agrees that the exercise by Lender of any of the rights conferred under this Section 3 shall not be construed to make Lender a mortgagee-in-possession of the Mortgaged Property so long as Lender has not itself entered into actual possession of the Land and Improvements.

(e)   If Lender enters the Mortgaged Property, Lender shall be liable to account only to Borrower and only for those Rents actually received. Except to the extent of Lender's gross negligence or willful misconduct, Lender shall not be liable to Borrower, anyone claiming under or through Borrower or anyone having an interest in the Mortgaged Property, by reason of any act or omission of Lender under Section 3(d), and Borrower hereby releases and discharges Lender from any such liability to the fullest extent permitted by law.

(f)   If the Rents are not sufficient to meet the costs of taking control of and managing the Mortgaged Property and collecting the Rents, any funds expended by Lender for such purposes shall become an additional part of the Indebtedness as provided in Section 12.

(g)   Any entering upon and taking of control of the Mortgaged Property by Lender or the receiver, as the case may be, and any application of Rents as provided in this Instrument shall not cure or waive any Event of Default or invalidate any other right or remedy of Lender under applicable law or provided for in this Instrument.

4.   ASSIGNMENT OF LEASES; LEASES AFFECTING THE MORTGAGED PROPERTY.

(a)   As part of the consideration for the Indebtedness, Borrower absolutely and unconditionally assigns and transfers to Lender all of Borrower's right, title and interest in, to and under the Leases, including Borrower's right, power and authority to modify the terms of any such Lease, or extend or terminate any such Lease. It is the intention of Borrower to establish a present, absolute and irrevocable transfer and assignment to Lender of all of Borrower's right, title and interest in, to and under the Leases. Borrower and Lender intend this assignment of the Leases to be immediately effective and to constitute an absolute present assignment and not an assignment for additional security only. For purposes of giving effect to this absolute assignment of the Leases, and for no other purpose, the Leases shall not be deemed to be a part of the Mortgaged Property. However, if this present, absolute and unconditional assignment of the Leases is not enforceable by its terms under the laws of the Property Jurisdiction, then the Leases shall be included as a part of the Mortgaged Property and it is the intention of the Borrower that in this circumstance this Instrument create and perfect a lien on the Leases in favor of Lender, which lien shall be effective as of the date of this Instrument.

(b)   Until Lender gives Notice to Borrower of Lender's exercise of its rights under this Section 4, Borrower shall have all rights, power and authority granted to Borrower under any Lease (except as otherwise limited by this Section or any other provision of this Instrument), including the right, power and authority to modify the terms of any Lease or extend or terminate any Lease. Upon the occurrence of an Event of Default, the permission given to Borrower pursuant to the preceding sentence to exercise all rights, power and authority under Leases shall automatically terminate. Borrower shall comply with and observe Borrower's obligations under all Leases, including Borrower's obligations pertaining to the maintenance and disposition of tenant security deposits.

(c)   Borrower acknowledges and agrees that the exercise by Lender, either directly or by a receiver, of any of the rights conferred under this Section 4 shall not be construed to make Lender a mortgagee-in-possession of the Mortgaged Property so long as Lender has not itself entered into actual possession of the Land and the Improvements. The acceptance by Lender of the assignment of the Leases pursuant to Section 4(a) shall not at any time or in any event obligate Lender to take any action under this Instrument or to expend any money or to incur any expenses. Except to the extent of Lender's gross negligence or willful misconduct, Lender shall not be liable in any way for any injury or damage to person or property sustained by any Person or Persons in or about the Mortgaged Property. Prior to Lender's actual entry into and taking possession of the Mortgaged Property, Lender shall not (i) be obligated to perform any of the terms, covenants and conditions contained in any Lease (or otherwise have any obligation with respect to any Lease); (ii) be obligated to appear in or defend any action or proceeding relating to the Lease or the Mortgaged Property; or (iii) be responsible for the operation, control, care, management or repair of the Mortgaged Property or any portion of the Mortgaged Property. The execution of this Instrument by Borrower shall constitute conclusive evidence that all responsibility for the operation, control, care, management and repair of the Mortgaged Property is and shall be that of Borrower, prior to such actual entry and taking of possession.

(d)   Upon delivery of Notice by Lender to Borrower of Lender's exercise of Lender's rights under this Section 4 at any time after the occurrence of an Event of Default, and without the necessity of Lender entering upon and taking and maintaining control of the Mortgaged Property directly, by a receiver, or by any other manner or proceeding permitted by the laws of the Property Jurisdiction, Lender immediately shall have all rights, powers and authority granted to Borrower under any Lease, including the right, power and authority to modify the terms of any such Lease, or extend or terminate any such Lease.

(e)   Borrower shall, promptly upon Lender's request, deliver to Lender an executed copy of each residential Lease then in effect. All Leases for residential dwelling units shall be on forms approved by Lender, shall be for initial terms of at least six months and not more than two years, and shall not include options to purchase.

(f)   (i)   Except as set forth below, Borrower shall not enter into a Lease for any portion of the Mortgaged Property for non-residential use without the prior written consent of Lender.

(ii)   Borrower shall not modify the terms of, or extend or terminate, any Lease for non-residential use (including any Lease in existence on the date of this Instrument) without the prior written consent of Lender; provided, however, Lender's consent shall not be required for the modification or extension of a non-residential Lease if such modification or extension is on terms at least as favorable to Borrower as those customary at that time in the applicable market and the income from the extended or modified Lease will not be less than the income received from the Lease as of the date of this Instrument.

(iii)   Lender's consent shall not be required for Borrower to enter into a new Lease for space occupied as of the date of this Instrument for non-residential use ("New Commercial Lease"), provided that such New Commercial Lease satisfies the following requirements:

(A)   the aggregate of the income derived from the space leased by the New Commercial Lease accounts for less than five percent (5%) of the gross income of the Mortgaged Property on the date of this Instrument;

(B)   the tenant under the New Commercial Lease is not an Affiliate of the Borrower or any guarantor;

(C)   terms of the New Commercial Lease are at least as favorable to Borrower as those customary on the date of this Instrument in the applicable market;

(D)   the rents paid to the Borrower pursuant to the New Commercial Lease are greater than or equal to the rents paid to Borrower pursuant to the Lease for that portion of the Mortgaged Property that was in effect prior to the New Commercial Lease; and

(E)   the New Commercial Lease must provide that the space may not be used or operated, in whole or in part, for any of the following: (1) the operation of a so-called "head shop" or other business devoted to the sale of articles or merchandise normally used or associated with illegal or unlawful activities such as, but not limited to, the sale of paraphernalia used in connection with marijuana or controlled drugs or substances, (2) a gun shop, shooting gallery or firearms range, (3) a so-called massage parlor or any business which sells, rents or permits the viewing of so-called "adult" or pornographic materials such as, but not limited to, adult magazines, books, movies, photographs, sexual aids, sexual articles and sex paraphernalia, (4) for the sale or distribution of any flammable liquids, gases or other Hazardous Materials as defined under this Instrument, (5) an off-track betting parlor or arcade, (6) a liquor store or other business whose primary business is the sale of alcoholic beverages for off-site consumption, (7) a burlesque or strip club, or (8) any other illegal activity.

(iv)   Borrower shall, without request by Lender, deliver a fully executed copy of each non-residential Lease to Lender promptly after such Lease is signed.

(v)   All non-residential Leases, regardless of whether Lender's consent or approval is required, including renewals or extensions of existing Leases, shall specifically provide that (A) such Leases are subordinate to the lien of this Instrument; (B) the tenant shall attorn to Lender and any purchaser at a foreclosure sale, such attornment to be self-executing and effective upon acquisition of title to the Mortgaged Property by any purchaser at a foreclosure sale or by Lender in any manner; (C) the tenant agrees to execute such further evidences of attornment as Lender or any purchaser at a foreclosure sale may from time to time request; (D) the Lease shall not be terminated by foreclosure or any other transfer of the Mortgaged Property; (E) after a foreclosure sale of the Mortgaged Property, Lender or any other purchaser at such foreclosure sale may, at Lender's or such purchaser's option, accept or terminate such Lease; and (F) upon receipt of a written request from Lender following the occurrence of an Event of Default, pay all Rents payable under the Lease to Lender.

(g)   Borrower shall not receive or accept Rent under any Lease (whether residential or non-residential) for more than two months in advance.

(h)   If Borrower is a cooperative housing corporation or association, notwithstanding anything to the contrary contained in this subsection or in Section 21, so long as Borrower remains a cooperative housing corporation or association and is not in breach of any covenant of this Instrument, Lender hereby consents to:

(i)   the execution of leases of apartments for a term in excess of two years from Borrower to a tenant shareholder of Borrower, so long as such leases, including proprietary leases, are and will remain subordinate to the lien of this Instrument; and

(ii)   the surrender or termination of such leases of apartments where the surrendered or terminated lease is immediately replaced or where the Borrower makes its best efforts to secure such immediate replacement by a newly executed lease of the same apartment to a tenant shareholder of the Borrower. However, no consent is hereby given by Lender to any execution, surrender, termination or assignment of a lease under terms that would waive or reduce the obligation of the resulting tenant shareholder under such lease to pay cooperative assessments in full when due or the obligation of the former tenant shareholder to pay any unpaid portion of such assessments.

5. PAYMENT OF INDEBTEDNESS; PERFORMANCE UNDER LOAN DOCUMENTS; PREPAYMENT PREMIUM. Borrower shall pay the Indebtedness when due in accordance with the terms of the Note and the other Loan Documents and shall perform, observe and comply with all other provisions of the Note and the other Loan Documents. Borrower shall pay a prepayment premium in connection with certain prepayments of the Indebtedness, including a payment made after Lender's exercise of any right of acceleration of the Indebtedness, as provided in the Note.

6. EXCULPATION. Borrower's personal liability for payment of the Indebtedness and for performance of the other obligations to be performed by it under this Instrument is limited in the manner, and to the extent, provided in the Note.

7. DEPOSITS FOR TAXES, INSURANCE AND OTHER CHARGES.

(a) Unless this requirement is waived in writing by Lender, which waiver may be contained in this Section 7(a), Borrower shall deposit with Lender on the day monthly installments of principal or interest, or both, are due under the Note (or on another day designated in writing by Lender), until the Indebtedness is paid in full, an additional amount sufficient to accumulate with Lender the entire sum required to pay, when due, the items marked "Collect" below. Lender will not require the Borrower to make Imposition Deposits with respect to the items marked "Deferred" below.

[Deferred]	Hazard Insurance premiums or other insurance premiums required by Lender under Section 19,
[Collect]	Taxes,
[Deferred]	water and sewer charges (that could become a lien on the Mortgaged Property),
[N/A]	ground rents,
[Deferred]	assessments or other charges (that could become a lien on the Mortgaged Property)

The amounts deposited under the preceding sentence are collectively referred to in this Instrument as the "**Imposition Deposits**." The obligations of Borrower for which the Imposition Deposits are required are collectively referred to in this Instrument as "**Impositions**." The amount of the Imposition Deposits shall be sufficient to enable Lender to pay each Imposition before the last date upon which such payment may be made without any penalty or interest charge being added. Lender shall maintain records indicating how much of the monthly Imposition Deposits and how much of the aggregate Imposition Deposits held by Lender are held for the purpose of paying Taxes, insurance premiums and each other Imposition.

(b) Imposition Deposits shall be deposited in an Eligible Account at an Eligible Institution (which may be Lender, if Lender is such an institution) or invested in "permitted investments" as then defined and required by the Rating Agencies. Lender shall not be obligated to open additional accounts or deposit Imposition Deposits in additional institutions when the amount of the Imposition Deposits exceeds the maximum amount of the federal deposit insurance or guaranty. Lender shall apply the Imposition Deposits to pay Impositions so long as no Event of Default has occurred and is continuing. Unless applicable law requires, Lender shall not be required to pay Borrower any interest, earnings or profits on the Imposition Deposits. As additional security for all of Borrower's obligations under this Instrument and the other Loan Documents, Borrower hereby pledges and grants to Lender a security interest in the Imposition Deposits and all proceeds of, and all interest and dividends on, the Imposition Deposits. Any amounts deposited with Lender under this Section 7 shall not be trust funds, nor shall they operate to reduce the Indebtedness, unless applied by Lender for that purpose under Section 7(e).

(c)   If Lender receives a bill or invoice for an Imposition, Lender shall pay the Imposition from the Imposition Deposits held by Lender. Lender shall have no obligation to pay any Imposition to the extent it exceeds Imposition Deposits then held by Lender. Lender may pay an Imposition according to any bill, statement or estimate from the appropriate public office or insurance company without inquiring into the accuracy of the bill, statement or estimate or into the validity of the Imposition.

(d)   If at any time the amount of the Imposition Deposits held by Lender for payment of a specific Imposition exceeds the amount reasonably deemed necessary by Lender, the excess shall be credited against future installments of Imposition Deposits. If at any time the amount of the Imposition Deposits held by Lender for payment of a specific Imposition is less than the amount reasonably estimated by Lender to be necessary, Borrower shall pay to Lender the amount of the deficiency within 15 days after Notice from Lender.

(e)   If an Event of Default has occurred and is continuing, Lender may apply any Imposition Deposits, in any amounts and in any order as Lender determines, in Lender's discretion, to pay any Impositions or as a credit against the Indebtedness. Upon payment in full of the Indebtedness, Lender shall refund to Borrower any Imposition Deposits held by Lender.

(f)   If Lender does not collect an Imposition Deposit with respect to an Imposition either marked "Deferred" in Section 7(a) or pursuant to a separate written waiver by Lender, then on or before the date each such Imposition is due, or on the date this Instrument requires each such Imposition to be paid, Borrower must provide Lender with proof of payment of each such Imposition for which Lender does not require collection of Imposition Deposits. Lender may revoke its deferral or waiver and require Borrower to deposit with Lender any or all of the Imposition Deposits listed in Section 7(a), regardless of whether any such item is marked "Deferred" in such section, upon Notice to Borrower, (i) if Borrower does not timely pay any of the Impositions, (ii) if Borrower fails to provide timely proof to Lender of such payment, or (iii) at any time during the existence of an Event of Default.

(g)   In the event of a Transfer prohibited by or requiring Lender's approval under Section 21, Lender's waiver of the collection of any Imposition Deposit in this Section 7 may be modified or rendered void by Lender at Lender's option by Notice to Borrower and the transferee(s) as a condition of Lender's approval of such Transfer.

8.   **COLLATERAL AGREEMENTS.** Borrower shall deposit with Lender such amounts as may be required by any Collateral Agreement and shall perform all other obligations of Borrower under each Collateral Agreement.

9.   **APPLICATION OF PAYMENTS.** If at any time Lender receives, from Borrower or otherwise, any amount applicable to the Indebtedness which is less than all amounts due and payable at such time, then Lender may apply that payment to amounts then due and payable in any manner and in any order determined by Lender, in Lender's discretion. Neither

Lender's acceptance of an amount that is less than all amounts then due and payable nor Lender's application of such payment in the manner authorized shall constitute or be deemed to constitute either a waiver of the unpaid amounts or an accord and satisfaction. Notwithstanding the application of any such amount to the Indebtedness, Borrower's obligations under this Instrument and the Note shall remain unchanged.

10. COMPLIANCE WITH LAWS AND ORGANIZATIONAL DOCUMENTS.

(a)   Borrower shall comply with all laws, ordinances, regulations and requirements of any Governmental Authority and all recorded lawful covenants and agreements relating to or affecting the Mortgaged Property, including all laws, ordinances, regulations, requirements and covenants pertaining to health and safety, construction of improvements on the Mortgaged Property, fair housing, disability accommodation, zoning and land use, and Leases. Borrower also shall comply with all applicable laws that pertain to the maintenance and disposition of tenant security deposits.

(b)   Borrower shall at all times maintain records sufficient to demonstrate compliance with the provisions of this Section 10.

(c)   Borrower shall take appropriate measures to prevent, and shall not engage in or knowingly permit, any illegal activities at the Mortgaged Property that could endanger tenants or visitors, result in damage to the Mortgaged Property, result in forfeiture of the Mortgaged Property, or otherwise materially impair the lien created by this Instrument or Lender's interest in the Mortgaged Property. Borrower represents and warrants to Lender that no portion of the Mortgaged Property has been or will be purchased with the proceeds of any illegal activity.

(d)   Borrower shall at all times comply with all laws, regulations and requirements of any Governmental Authority relating to Borrower's formation, continued existence and good standing in the Property Jurisdiction. Borrower shall at all times comply with its organizational documents, including but not limited to its partnership agreement (if Borrower is a partnership), its by-laws (if Borrower is a corporation or housing cooperative corporation or association) or its operating agreement (if Borrower is an limited liability company or tenancy-in-common). If Borrower is a housing cooperative corporation or association, Borrower shall at all times maintain its status as a "cooperative housing corporation" as such term is defined in Section 216(b) of the Internal revenue Code of 1986, as amended, or any successor statute thereto.

(e)   Borrower represents and warrants that Borrower, any commercial tenant of the Mortgaged Property and/or any operator of the Mortgaged Property were in possession of all material licenses, permits and authorizations required for use of the Mortgaged Property which were valid and in full force and effect as of the date of this Instrument. Borrower warrants that it, any commercial tenant of the Mortgaged Property and/or any operator of the Mortgaged Property shall remain in material compliance with all material licenses, permits and other legal requirements necessary and required to conduct its business.

11. USE OF PROPERTY. Unless required by applicable law, Borrower shall not (a) allow changes in the use for which all or any part of the Mortgaged Property is being used at the time this Instrument was executed, except for any change in use approved by Lender, (b) convert any individual dwelling units or common areas to commercial use, (c) initiate a change in the zoning classification of the Mortgaged Property or acquiesce without Notice to and consent of Lender in a change in the zoning classification of the Mortgaged Property, (d) establish any condominium or cooperative regime with respect to the Mortgaged Property, (e) combine all or any part of the Mortgaged Property with all or any part of a tax parcel which is not part of the Mortgaged Property, or (f) subdivide or otherwise split any tax parcel constituting all or any part of the Mortgaged Property without the prior consent of Lender. The Mortgaged Property (x) permits ingress and egress, (y) is served by public utilities and services generally available in the surrounding community or otherwise appropriate for the use in which the Mortgaged Property is currently being utilized, and (z) constitutes one or more separate tax parcels or the Lender's title policy contains one or more endorsements with respect to the matters described in (x) or (z). Notwithstanding anything contained in this Section to the contrary, if Borrower is a housing cooperative corporation or association, Lender acknowledges and consents to Borrower's use of the Mortgaged Property as a housing cooperative.

12. PROTECTION OF LENDER'S SECURITY; INSTRUMENT SECURES FUTURE ADVANCES.

(a) If Borrower fails to perform any of its obligations under this Instrument or any other Loan Document, or if any action or proceeding is commenced which purports to affect the Mortgaged Property, Lender's security or Lender's rights under this Instrument, including eminent domain, insolvency, code enforcement, civil or criminal forfeiture, enforcement of Hazardous Materials Laws, fraudulent conveyance or reorganizations or proceedings involving a bankrupt or decedent, then Lender at Lender's option may make such appearances, file such documents, disburse such sums and take such actions as Lender reasonably deems necessary to perform such obligations of Borrower and to protect Lender's interest, including (i) payment of Attorneys' Fees and Costs, (ii) payment of fees and out-of-pocket expenses of accountants, inspectors and consultants, (iii) entry upon the Mortgaged Property to make repairs or secure the Mortgaged Property, (iv) procurement of the insurance required by Section 19, (v) payment of amounts which Borrower has failed to pay under Sections 15 and 17, and (vi) advances made by Lender to pay, satisfy or discharge any obligation of Borrower for the payment of money that is secured by a pre-existing mortgage, deed of trust or other lien encumbering the Mortgaged Property (a "**Prior Lien**").

(b) Any amounts disbursed by Lender under this Section 12, or under any other provision of this Instrument that treats such disbursement as being made under this Section 12, shall be secured by this Instrument, shall be added to, and become part of, the principal component of the Indebtedness, shall be immediately due and payable and shall bear interest from the date of disbursement until paid at the "**Default Rate**," as defined in the Note.

(c) Nothing in this Section 12 shall require Lender to incur any expense or take any action.

13. INSPECTION.

(a) Lender, its agents, representatives, and designees may make or cause to be made entries upon and inspections of the Mortgaged Property (including environmental inspections and tests) during normal business hours, or at any other reasonable time, upon reasonable notice to Borrower if the inspection is to include occupied residential units (which notice need not be in writing). Notice to Borrower shall not be required in the case of an emergency, as determined in Lender's discretion, or when an Event of Default has occurred and is continuing.

(b) If Lender determines that Mold has developed as a result of a water intrusion event or leak, Lender, at Lender's discretion, may require that a professional inspector inspect the Mortgaged Property as frequently as Lender determines is necessary until any issue with Mold and its cause(s) are resolved to Lender's satisfaction. Such inspection shall be limited to a visual and olfactory inspection of the area that has experienced the Mold, water intrusion event or leak. Borrower shall be responsible for the cost of such professional inspection and any remediation deemed to be necessary as a result of the professional inspection. After any issue with Mold, water intrusion or leaks is remedied to Lender's satisfaction, Lender shall not require a professional inspection any more frequently than once every three years unless Lender is otherwise aware of Mold as a result of a subsequent water intrusion event or leak.

(c) If Lender or Loan Servicer determines not to conduct an annual inspection of the Mortgaged Property, and in lieu thereof Lender requests a certification, Borrower shall be prepared to provide and must actually provide to Lender a factually correct certification each year that the annual inspection is waived to the following effect:

> Borrower has not received any written complaint, notice, letter or other written communication from tenants, management agent or governmental authorities regarding mold, fungus, microbial contamination or pathogenic organisms ("Mold") or any activity, condition, event or omission that causes or facilitates the growth of Mold on or in any part of the Mortgaged Property or if Borrower has received any such written complaint, notice, letter or other written communication that Borrower has investigated and determined that no Mold activity, condition or event exists or alternatively has fully and properly remediated such activity, condition, event or omission in compliance with the Moisture Management Plan for the Mortgaged Property.

If Borrower is unwilling or unable to provide such certification, Lender may require a professional inspection of the Mortgaged Property at Borrower's expense.

14. BOOKS AND RECORDS; FINANCIAL REPORTING.

(a) Borrower shall keep and maintain at all times at the Mortgaged Property or the management agent's office, and upon Lender's request shall make available at the Mortgaged Property (or, at Borrower's option, at the management agent's office), complete and accurate books of account and records (including copies of supporting bills and invoices) adequate to reflect correctly the operation of the Mortgaged Property, in accordance with GAAP consistently applied (or such other method which is reasonably acceptable to Lender), and copies of all written contracts, Leases, and other instruments which affect the Mortgaged Property. The books, records, contracts, Leases and other instruments shall be subject to examination and inspection by Lender at any reasonable time.

(b) Borrower shall furnish to Lender each of the following:

(i) if, in connection with this Loan, the Borrower purchased the Mortgaged Property, a statement of income and expenses for Borrower's operation of the Mortgaged Property from the origination date to the end of the first full calendar quarter following such origination date, such statement to be provided within twenty-five (25) days after the end of such quarter; or

(ii) for all other cases (for example, a refinance of a loan, a purchase of partnership or other interests, or new debt being placed on the Mortgaged Property), a statement of income and expenses for Borrower's operation of the Mortgaged Property for the trailing six (6) months, such statement to be provided within twenty-five (25) days after the end of such quarter.

(iii)   after Borrower has furnished such statements required by Section 14(b)(i) or (ii) above, within twenty-five (25) days after the end of each subsequent calendar quarter of Borrower,

        (A)   a Rent Schedule; and

        (B)   a statement of income and expenses for Borrower's operation of the Mortgaged Property for that calendar quarter;

(c)   Within ninety (90) days after the end of each fiscal year of Borrower, Borrower shall furnish to Lender each of the following:

(i)   an annual statement of income and expenses for Borrower's operation of the Mortgaged Property for that fiscal year;

(ii)   a statement of changes in financial position of Borrower relating to the Mortgaged Property for that fiscal year;

(iii)   a balance sheet showing all assets and liabilities of Borrower relating to the Mortgaged Property as of the end of that fiscal year and a profit and loss statement for Borrower; and

(iv)   an accounting of all security deposits held pursuant to all Leases, including the name of the institution (if any) and the names and identification numbers of the accounts (if any) in which such security deposits are held and the name of the person to contact at such financial institution, along with any authority or release necessary for Lender to access information regarding such accounts.

(d)   Borrower shall furnish to Lender each of the following:

(i)   prior to a Securitization, and thereafter upon Lender's reasonable request, a monthly Rent Schedule and a monthly statement of income and expenses for Borrower's operation of the Mortgaged Property;

(ii)   prior to a Securitization, and thereafter upon Lender's reasonable request, Borrower shall furnish to Lender a statement that identifies all owners of any interest in Borrower and any Controlling Entity and the interest held by each (unless Borrower or any Controlling Entity is a publicly-traded entity in which case such statement of ownership shall not be required), and if Borrower or a Controlling Entity is a corporation, all officers and directors of Borrower and the Controlling Entity, and if Borrower or a Controlling Entity is a limited liability company, all Managers who are not members;

(iii)   copies of all tax returns filed by Borrower, within thirty (30) days after the date of filing; and

(iv)   such other financial information or property management information (including, without limitation, information on tenants under Leases to the extent such information is available to Borrower, copies of bank account statements from financial institutions where funds owned or controlled by

Borrower are maintained, and an accounting of security deposits) as may be required by Lender from time to time.

(e)   At any time upon Lender's request, Borrower shall furnish to Lender a monthly property management report for the Mortgaged Property, showing the number of inquiries made and rental applications received from tenants or prospective tenants and deposits received from tenants and any other information requested by Lender. However, Lender shall not require the foregoing more frequently than quarterly except when there has been an Event of Default and such Event of Default is continuing, in which case Lender may require Borrower to furnish the foregoing more frequently.

(f)   A natural person having authority to bind Borrower (or the SPE Equity Owner or guarantor, as applicable) shall certify each of the statements, schedules and reports required by Sections 14(b) through 14(e) and 14(h) to be complete and accurate. Each of the statements, schedules and reports required by Sections 14(b) through 14(e) and 14(h) shall be in such form and contain such detail as Lender may reasonably require. Lender also may require that any of the statements, schedules or reports listed in Section 14(b) through 14(c) and Section 14(d)(i) and (iv) be audited at Borrower's expense by independent certified public accountants acceptable to Lender, at any time when an Event of Default has occurred and is continuing or at any time that Lender, in its reasonable judgment, determines that audited financial statements are required for an accurate assessment of the financial condition of Borrower or of the Mortgaged Property.

(g)   If Borrower fails to provide in a timely manner the statements, schedules and reports required by Sections 14(b) through 14(e) and 14(h), Lender shall give Borrower Notice specifying the statements, schedules and reports required by Section 14(b) through 14(e) and 14(h) that Borrower has failed to provide. If Borrower has not provided the required statements, schedules and reports within 10 Business Days following such Notice, then Lender shall have the right to have Borrower's books and records audited, at Borrower's expense, by independent certified public accountants selected by Lender in order to obtain such statements, schedules and reports, and all related costs and expenses of Lender shall become immediately due and payable and shall become an additional part of the Indebtedness as provided in Section 12. Notice to Borrower shall not be required in the case of an emergency, as determined in Lender's discretion, or when an Event of Default has occurred and is continuing.

(h)   Borrower shall cause each guarantor and, at Lender's request, any SPE Equity Owner, to provide to Lender (i) within ninety (90) days after the close of such party's fiscal year, such party's balance sheet and profit and loss statement (or if such party is a natural person, within ninety (90) days after the close of each calendar year, such party's personal financial statements) in form reasonably satisfactory to Lender and certified by such party to be accurate and complete; and (ii) such additional financial information (including, without limitation, copies of state and federal tax returns with respect to any SPE Equity Owner but Lender shall only require copies of such tax returns with respect to each guarantor if an Event of Default has occurred and is continuing) as Lender may reasonably require from time to time and in such detail as reasonably required by Lender.

(i)   If an Event of Default has occurred and is continuing, Borrower shall deliver to Lender upon written demand all books and records relating to the Mortgaged Property or its operation.

(j)   Borrower authorizes Lender to obtain a credit report on Borrower at any time.

15.   TAXES; OPERATING EXPENSES.

(a)   Subject to the provisions of Section 15(c) and Section 15(d), Borrower shall pay, or cause to be paid, all Taxes when due and before the addition of any interest, fine, penalty or cost for nonpayment.

(b)   Subject to the provisions of Section 15(c), Borrower shall (i) pay the expenses of operating, managing, maintaining and repairing the Mortgaged Property (including utilities, repairs and replacements) before the last date upon which each such payment may be made without any penalty or interest charge being added, and (ii) pay insurance premiums at least 30 days prior to the expiration date of each policy of insurance, unless applicable law specifies some lesser period.

(c)   If Lender is collecting Imposition Deposits, to the extent that Lender holds sufficient Imposition Deposits for the purpose of paying a specific Imposition, then Borrower shall not be obligated to pay such Imposition, so long as no Event of Default exists and Borrower has timely delivered to Lender any bills or premium notices that it has received. If an Event of Default exists, Lender may exercise any rights Lender may have with respect to Imposition Deposits without regard to whether Impositions are then due and payable. Lender shall have no liability to Borrower for failing to pay any Impositions to the extent that (i) any Event of Default has occurred and is continuing, (ii) insufficient Imposition Deposits are held by Lender at the time an Imposition becomes due and payable or (iii) Borrower has failed to provide Lender with bills and premium notices as provided above.

(d)   Borrower, at its own expense, may contest by appropriate legal proceedings, conducted diligently and in good faith, the amount or validity of any Imposition other than insurance premiums, if (i) Borrower notifies Lender of the commencement or expected commencement of such proceedings, (ii) the Mortgaged Property is not in danger of being sold or forfeited, (iii) if Borrower has not already paid the Imposition, Borrower deposits with Lender reserves sufficient to pay the contested Imposition, if requested by Lender, and (iv) Borrower furnishes whatever additional security is required in the proceedings or is reasonably requested by Lender.

(e)   Borrower shall promptly deliver to Lender a copy of all notices of, and invoices for, Impositions, and if Borrower pays any Imposition directly, Borrower shall furnish to Lender, on or before the date this Instrument requires such Impositions to be paid, receipts evidencing that such payments were made.

16.   LIENS; ENCUMBRANCES.   Borrower acknowledges that, to the extent provided in Section 21, the grant, creation or existence of any mortgage, deed of trust, deed to secure debt, security interest or other lien or encumbrance (a "Lien") on the Mortgaged Property (other than the lien of this Instrument) or on certain ownership interests in Borrower, whether voluntary, involuntary or by operation of law, and whether or not such Lien has priority over the lien of this Instrument, is a "Transfer" which constitutes an Event of Default and subjects Borrower to personal liability under the Note.

17.   PRESERVATION,   MANAGEMENT   AND   MAINTENANCE   OF MORTGAGED PROPERTY.

(a)   Borrower shall not commit waste or permit impairment or deterioration of the Mortgaged Property.

(b)   Borrower shall not abandon the Mortgaged Property.

(c)   Borrower shall restore or repair promptly, in a good and workmanlike manner, any damaged part of the Mortgaged Property to the equivalent of its original condition, or such other condition as Lender may approve in writing, whether or not insurance proceeds or condemnation awards are available to cover any costs of such restoration or repair; however, Borrower shall not be obligated to perform such restoration or repair if (i) no Event of Default has occurred and is continuing, and (ii) Lender has elected to apply any available insurance proceeds and/or condemnation awards to the payment of Indebtedness pursuant to Section 19(h)(ii) through (viii), or pursuant to Section 20(d)(ii) through (viii).

(d)   Borrower shall keep the Mortgaged Property in good repair, including the replacement of Personalty and Fixtures with items of equal or better function and quality.

(e)   Borrower shall provide for professional management of the Mortgaged Property by the Property Manager or by a residential rental property manager satisfactory to Lender at all times under a property management agreement approved by Lender in writing. Borrower shall not surrender, terminate, cancel, modify, renew or extend its property management agreement, or enter into any other agreement relating to the management or operation of the Property with Property Manager or any other Person, or consent to the assignment by the Property Manager of its interest under such property management agreement, in each case without the consent of Lender, which consent shall not be unreasonably withheld; provided, however, with respect to a new property manager such consent may be conditioned upon Borrower delivering a Rating Confirmation as to such new property manager and the related property management agreement. If at any time Lender consents to the appointment of a new property manager, such new property manager and Borrower shall, as a condition of Lender's consent, execute an assignment of management agreement in a form acceptable to Lender. If any such replacement property manager is an Affiliate of Borrower, and if a nonconsolidation opinion was delivered at the origination of the Loan, Borrower shall deliver to Lender an updated nonconsolidation opinion in form and substance satisfactory to the Rating Agencies (unless waived by the Rating Agencies) with regard to nonconsolidation.

(f)   Borrower shall give Notice to Lender of and, unless otherwise directed in writing by Lender, shall appear in and defend any action or proceeding purporting to affect the Mortgaged Property, Lender's security or Lender's rights under this Instrument. Borrower shall not (and shall not permit any tenant or other person to) remove, demolish or alter the Mortgaged Property or any part of the Mortgaged Property, including any removal, demolition or alteration occurring in connection with a rehabilitation of all or part of the Mortgaged Property, except (i) in connection with the replacement of tangible Personalty, (ii) if Borrower is a cooperative housing corporation or association, to the extent permitted with respect to individual dwelling units under the form of proprietary lease or occupancy agreement and (iii) repairs and replacements in connection with making an individual unit ready for a new occupant.

(g)   Unless otherwise waived by Lender in writing, Borrower must have or must establish and must adhere to the MMP. If the Borrower is required to have an MMP, the Borrower must keep all MMP documentation at the Mortgaged Property or at the management agent's office and available for the Lender or the Loan Servicer to review during any annual assessment or other inspection of the Mortgaged Property that is required by Lender.

(h)   If Borrower is a housing cooperative corporation or association, until the Indebtedness is paid in full Borrower shall not reduce the maintenance fees, charges or assessments payable by shareholders or residents under proprietary leases or occupancy agreements below a level which is sufficient to pay all expenses of the Borrower, including, without limitation, all operating and other expenses for the Mortgaged Property and all payments due pursuant to the terms of the Note and any Loan Documents.

18.   ENVIRONMENTAL HAZARDS.

(a)   Except for matters described in Section 18(b), Borrower shall not cause or permit any of the following:

(i)   the presence, use, generation, release, treatment, processing, storage (including storage in above ground and underground storage tanks), handling, or disposal of any Hazardous Materials on or under the Mortgaged Property;

(ii)   the transportation of any Hazardous Materials to, from, or across the Mortgaged Property;

(iii)   any occurrence or condition on the Mortgaged Property, which occurrence or condition is or may be in violation of Hazardous Materials Laws;

(iv)   any violation of or noncompliance with the terms of any Environmental Permit with respect to the Mortgaged Property; or

(v)   any violation or noncompliance with the terms of any O&M Program as defined in subsection (d).

The matters described in clauses (i) through (v) above, except as otherwise provided in Section 18(b), are referred to collectively in this Section 18 as "Prohibited Activities or Conditions."

(b)   Prohibited Activities or Conditions shall not include lawful conditions permitted by an O&M Program or the safe and lawful use and storage of quantities of (i) pre-packaged supplies, cleaning materials and petroleum products customarily used in the operation and maintenance of comparable multifamily properties, (ii) cleaning materials, personal grooming items and other items sold in pre-packaged containers for consumer use and used by tenants and occupants of residential dwelling units in the Mortgaged Property; and (iii) petroleum products used in the operation and maintenance of motor vehicles from time to time located on the Mortgaged Property's parking areas, so long as all of the foregoing are used, stored, handled, transported and disposed of in compliance with Hazardous Materials Laws.

(c)   Borrower shall take all commercially reasonable actions (including the inclusion of appropriate provisions in any Leases executed after the date of this Instrument) to prevent its employees, agents, and contractors, and all tenants and other occupants from causing or permitting any Prohibited Activities or Conditions. Borrower shall not lease or allow the sublease or use of all or any portion of the Mortgaged Property to any tenant or subtenant for nonresidential use by any user that, in the ordinary course of its business, would cause or permit any Prohibited Activity or Condition.

(d)   As required by Lender, Borrower shall also have established a written operations and maintenance program with respect to certain Hazardous Materials. Each such operations and maintenance program and any additional or revised operations and maintenance programs established for the Mortgaged Property pursuant to this Section 18 must be approved by Lender and shall be referred to herein as an "O&M Program." Borrower shall comply in a timely manner with, and cause all employees, agents, and contractors of Borrower and any other

Persons present on the Mortgaged Property to comply with each O&M Program. Borrower shall pay all costs of performance of Borrower's obligations under any O&M Program, and Lender's out of pocket costs incurred in connection with the monitoring and review of each O&M Program and Borrower's performance shall be paid by Borrower upon demand by Lender. Any such out-of-pocket costs of Lender that Borrower fails to pay promptly shall become an additional part of the Indebtedness as provided in Section 12.

(e)　Borrower represents and warrants to Lender that, except as previously disclosed by Borrower to Lender in writing (which written disclosure may be in certain environmental assessments and other written reports accepted by Lender in connection with the funding of the Indebtedness and dated prior to the date of this Instrument):

(i)　Borrower has not at any time engaged in, caused or permitted any Prohibited Activities or Conditions on the Mortgaged Property;

(ii)　to the best of Borrower's knowledge after reasonable and diligent inquiry, no Prohibited Activities or Conditions exist or have existed on the Mortgaged Property;

(iii)　the Mortgaged Property does not now contain any underground storage tanks, and, to. the best of Borrower's knowledge after reasonable and diligent inquiry, the Mortgaged Property has not contained any underground storage tanks in the past. If there is an underground storage tank located on the Mortgaged Property that has been previously disclosed by Borrower to Lender in writing, that tank complies with all requirements of Hazardous Materials Laws;

(iv)　to the best of Borrower's knowledge after reasonable and diligent inquiry, Borrower has complied with all Hazardous Materials Laws, including all requirements for notification regarding releases of Hazardous Materials. Without limiting the generality of the foregoing, Borrower has obtained all Environmental Permits required for the operation of the Mortgaged Property in accordance with Hazardous Materials Laws now in effect and all such Environmental Permits are in full force and effect;

(v)　to the best of Borrower's knowledge after reasonable and diligent inquiry, no event has occurred with respect to the Mortgaged Property that constitutes, or with the passing of time or the giving of notice would constitute, noncompliance with the terms of any Environmental Permit;

(vi)　there are no actions, suits, claims or proceedings pending or, to the best of Borrower's knowledge after reasonable and diligent inquiry, threatened that involve the Mortgaged Property and allege, arise out of, or relate to any Prohibited Activity or Condition; and

(vii)　Borrower has not received any written complaint, order, notice of violation or other communication from any Governmental Authority with regard to air emissions, water discharges, noise emissions or Hazardous Materials, or any other environmental, health or safety matters affecting the Mortgaged Property.

(f)   Borrower shall promptly notify Lender in writing upon the occurrence of any of the following events:

(i)   Borrower's discovery of any Prohibited Activity or Condition;

(ii)   Borrower's receipt of or knowledge of any written complaint, order, notice of violation or other communication from any tenant, management agent, Governmental Authority or other Person with regard to present or future alleged Prohibited Activities or Conditions, or any other environmental, health or safety matters affecting the Mortgaged Property; or

(iii)   Borrower's breach of any of its obligations under this Section 18.

Any such notice given by Borrower shall not relieve Borrower of, or result in a waiver of, any obligation under this Instrument, the Note, or any other Loan Document.

(g)   Borrower shall pay promptly the costs of any environmental inspections, tests or audits, a purpose of which is to identify the extent or cause of or potential for a Prohibited Activity or Condition ("**Environmental Inspections**"), required by Lender in connection with any foreclosure or deed in lieu of foreclosure, or as a condition of Lender's consent to any Transfer under Section 21, or required by Lender following a reasonable determination by Lender that Prohibited Activities or Conditions may exist. Any such costs incurred by Lender (including Attorneys' Fees and Costs and the costs of technical consultants whether incurred in connection with any judicial or administrative process or otherwise) that Borrower fails to pay promptly shall become an additional part of the Indebtedness as provided in Section 12. As long as (i) no Event of Default has occurred and is continuing, (ii) Borrower has actually paid for or reimbursed Lender for all costs of any such Environmental Inspections performed or required by Lender, and (iii) Lender is not prohibited by law, contract or otherwise from doing so, Lender shall make available to Borrower, without representation of any kind, copies of Environmental Inspections prepared by third parties and delivered to Lender. Lender hereby reserves the right, and Borrower hereby expressly authorizes Lender, to make available to any party, including any prospective bidder at a foreclosure sale of the Mortgaged Property, the results of any Environmental Inspections made by or for Lender with respect to the Mortgaged Property. Borrower consents to Lender notifying any party (either as part of a notice of sale or otherwise) of the results of any Environmental Inspections made by or for Lender. Borrower acknowledges that Lender cannot control or otherwise assure the truthfulness or accuracy of the results of any Environmental Inspections and that the release of such results to prospective bidders at a foreclosure sale of the Mortgaged Property may have a material and adverse effect upon the amount that a party may bid at such sale. Borrower agrees that Lender shall have no liability whatsoever as a result of delivering the results to any third party of any Environmental Inspections made by or for Lender, and Borrower hereby releases and forever discharges Lender from any and all claims, damages, or causes of action, arising out of, connected with or incidental to the results of, the delivery of any of Environmental Inspections made by or for Lender.

(h)   If any investigation, site monitoring, containment, clean-up, restoration or other remedial work ("**Remedial Work**") is necessary to comply with any Hazardous Materials Law or order of any Governmental Authority that has or acquires jurisdiction over the Mortgaged Property or the use, operation or improvement of the Mortgaged Property, or is otherwise required by Lender as a consequence of any Prohibited Activity or Condition or to prevent the occurrence of a Prohibited Activity or Condition, Borrower shall, by the earlier of (i) the applicable deadline required by Hazardous Materials Law or (ii) 30 days after Notice from

Lender demanding such action, begin performing the Remedial Work, and thereafter diligently prosecute it to completion, and shall in any event complete the work by the time required by applicable Hazardous Materials Law. If Borrower fails to begin on a timely basis or diligently prosecute any required Remedial Work, Lender may, at its option, cause the Remedial Work to be completed, in which case Borrower shall reimburse Lender on demand for the cost of doing so. Any reimbursement due from Borrower to Lender shall become part of the Indebtedness as provided in Section 12.

(i)   Borrower shall comply with all Hazardous Materials Laws applicable to the Mortgaged Property. Without limiting the generality of the previous sentence, Borrower shall (i) obtain and maintain all Environmental Permits required by Hazardous Materials Laws and comply with all conditions of such Environmental Permits; (ii) cooperate with any inquiry by any Governmental Authority; and (iii) comply with any governmental or judicial order that arises from any alleged Prohibited Activity or Condition.

(j)   Borrower shall indemnify, hold harmless and defend (i) Lender, including any custodian, trustee and any other fiduciaries who hold or have held a full or partial interest in the Loan for the benefit of third parties, (ii) any prior owner or holder of the Note, (iii) the Loan Servicer, (iv) any prior Loan Servicer, (v) the officers, directors, shareholders, partners, employees and trustees of any of the foregoing, and (vi) the heirs, legal representatives, successors and assigns of each of the foregoing (collectively, the "Indemnitees") from and against all proceedings, claims, damages, penalties and costs (whether initiated or sought by Governmental Authorities or private parties), including Attorneys' Fees and Costs and remediation costs, whether incurred in connection with any judicial or administrative process or otherwise, arising directly or indirectly from any of the following:

> (i)   any breach of any representation or warranty of Borrower in this Section 18;
>
> (ii)   any failure by Borrower to perform any of its obligations under this Section 18;
>
> (iii)   the existence or alleged existence of any Prohibited Activity or Condition;
>
> (iv)   the presence or alleged presence of Hazardous Materials on or under the Mortgaged Property or in any of the Improvements; and
>
> (v)   the actual or alleged violation of any Hazardous Materials Law.

(k)   Counsel selected by Borrower to defend Indemnitees shall be subject to the approval of those Indemnitees. In any circumstances in which the indemnity under this Section 18 applies, Lender may employ its own legal counsel and consultants to prosecute, defend or negotiate any claim or legal or administrative proceeding and Lender, with the prior written consent of Borrower (which shall not be unreasonably withheld, delayed or conditioned) may settle or compromise any action or legal or administrative proceeding. However, unless an Event of Default has occurred and is continuing, or the interests of Borrower and Lender are in conflict, as determined by Lender in its discretion, Lender shall permit Borrower to undertake the actions referenced in this Section 18 in accordance with this Section 18(k) and Section 18(l) so long as Lender approves such action, which approval shall not be unreasonably withheld or delayed. Borrower shall reimburse Lender upon demand for all costs and expenses incurred by Lender, including all costs of settlements entered into in good faith, consultants' fees and Attorneys' Fees and Costs.

(l)   Borrower shall not, without the prior written consent of those Indemnitees who are named as parties to a claim or legal or administrative proceeding (a "Claim"), settle or compromise the Claim if the settlement (i) results in the entry of any judgment that does not include as an unconditional term the delivery by the claimant or plaintiff to Lender of a written release of those Indemnitees, satisfactory in form and substance to Lender; or (ii) may materially and adversely affect Lender, as determined by Lender in its discretion.

(m)   Borrower's obligation to indemnify the Indemnitees shall not be limited or impaired by any of the following, or by any failure of Borrower or any guarantor to receive notice of or consideration for any of the following:

(i)   any amendment or modification of any Loan Document;

(ii)   any extensions of time for performance required by any Loan Document;

(iii)   any provision in any of the Loan Documents limiting Lender's recourse to property securing the Indebtedness, or limiting the personal liability of Borrower or any other party for payment of all or any part of the Indebtedness;

(iv)   the accuracy or inaccuracy of any representations and warranties made by Borrower under this Instrument or any other Loan Document;

(v)   the release of Borrower or any other Person, by Lender or by operation of law, from performance of any obligation under any Loan Document;

(vi)   the release or substitution in whole or in part of any security for the Indebtedness; and

(vii)   Lender's failure to properly perfect any lien or security interest given as security for the Indebtedness.

(n)   Borrower shall, at its own cost and expense, do all of the following:

(i)   pay or satisfy any judgment or decree that may be entered against any Indemnitee or Indemnitees in any legal or administrative proceeding incident to any matters against which Indemnitees are entitled to be indemnified under this Section 18;

(ii)   reimburse Indemnitees for any expenses paid or incurred in connection with any matters against which Indemnitees are entitled to be indemnified under this Section 18; and

(iii)   reimburse Indemnitees for any and all expenses, including Attorneys' Fees and Costs, paid or incurred in connection with the enforcement by Indemnitees of their rights under this Section 18, or in monitoring and participating in any legal or administrative proceeding.

(o)   The provisions of this Section 18 shall be in addition to any and all other obligations and liabilities that Borrower may have under applicable law or under other Loan Documents, and each Indemnitee shall be entitled to indemnification under this Section 18 without regard to whether Lender or that Indemnitee has exercised any rights against the

Mortgaged Property or any other security, pursued any rights against any guarantor, or pursued any other rights available under the Loan Documents or applicable law. If Borrower consists of more than one Person, the obligation of those Persons to indemnify the Indemnitees under this Section 18 shall be joint and several. The obligation of Borrower to indemnify the Indemnitees under this Section 18 shall survive any repayment or discharge of the Indebtedness, any foreclosure proceeding, any foreclosure sale, any delivery of any deed in lieu of foreclosure, and any release of record of the lien of this Instrument. Notwithstanding the foregoing, if Lender has never been a mortgagee-in-possession of, or held title to, the Mortgaged Property, Borrower shall have no obligation to indemnify the Indemnitees under this Section 18 after the date of the release of record of the lien of this Instrument by payment in full at the Maturity Date or by voluntary prepayment in full.

19. PROPERTY AND LIABILITY INSURANCE.

(a)   At all times during the term hereof, Borrower shall maintain, at its sole cost and expense, for the mutual benefit of Borrower and Lender, the following policies of insurance:

(i)   Insurance against any peril included within the classification "All Risks of Physical Loss" with extended coverage in amounts at all times sufficient to prevent Borrower from becoming a co-insurer within the terms of the applicable policies, but in any event such insurance shall be maintained in an amount equal to the full insurable value of the Mortgaged Property. The policy referred to in this Section 19 shall contain a replacement cost endorsement and a waiver of depreciation. As used in this Instrument, "full insurable value" means the actual replacement cost of the Improvements and Personalty (without taking into account any depreciation), determined annually by an insurer or by Borrower or, at the request of Lender, by an insurance broker (subject to Lender's reasonable approval). In all cases where any of the Improvements or the use of the Mortgaged Property shall at any time constitute legal non-conforming structures or uses under applicable legal requirements of any Governmental Authority, the policy referred to in this Section 19 must include "Ordinance and Law Coverage," with "Time Element," "Loss to the Undamaged Portion of the Building," "Demolition Cost" and "Increased Cost of Construction" endorsements, in the amount of coverage required by Lender;

(ii)   Commercial general liability insurance, including contractual injury, bodily injury, broad form death and property damage liability against any and all claims, including all legal liability to the extent insurable imposed upon Borrower and all Attorneys' Fees and Costs, arising out of or connected with the possession, use, leasing, operation, maintenance or condition of the Mortgaged Property with a combined limit of not less than $2,000,000 in the aggregate and $1,000,000 per occurrence, plus umbrella or excess liability coverage with minimum limits in the aggregate and per occurrence of $1,000,000 for Improvements that have 1 to 3 stories and an additional $2,000,000 in coverage for each additional story with maximum required coverage of $15,000,000, plus motor vehicle liability coverage for all owned and non-owned vehicles (including, without limitation, rented and leased vehicles) containing minimum limits per occurrence, including umbrella coverage, of $1,000,000.

(iii)   Statutory workers' compensation insurance;

(iv)   Business interruption including loss of rental value insurance for the Mortgaged Property in an amount equal to not less than twelve (12) months' estimated gross Rents attributable to the Mortgaged Property and based on gross Rents for the immediately preceding year and otherwise sufficient to avoid any co-insurance penalty with a 90 day extended period of indemnity (but a minimum of eighteen (18) months' estimated gross Rents attributable to the Mortgaged Property and based on gross Rents for the immediately preceding year and otherwise sufficient to avoid any co-insurance penalty with a 90 day extended period of indemnity when (A) the Improvements have 5 or more stories or (B) at all times during which the Indebtedness is equal to or greater than $50,000,000);

(v)   If any portion of the Improvements are located within a federally designated flood hazard zone, flood insurance in an amount equal to the full insurable value of the portion of such Improvements within such flood hazard zone. Such coverage may need to be purchased through excess carriers if the required coverage exceeds the maximum insurance allowed under the federal flood insurance program;

(vi)   Insurance against loss or damage from (A) leakage of sprinkler systems and (B) explosion of steam boilers, air conditioning equipment, pressure vessels or similar apparatus now or hereafter installed at the Mortgaged Property, in such amounts as Lender may from time to time reasonably require and which are customarily required by institutional lenders with respect to similar properties similarly situated;

(vii)   The insurance required under clauses (i) and (iv) above shall cover perils of terrorism and acts of terrorism and Borrower shall maintain commercial property insurance for loss resulting from perils and acts of terrorism on terms (including amounts) consistent with those required under clauses (i) and (iv) above at all times during the term of the Loan evidenced by the Note;

(viii)   During any period of Restoration, builder's "all risk" insurance in an amount equal to not less than the full insurable value of the Property against such risks (including fire and extended coverage and collapse of the Improvements to agreed limits) as Lender may request, in form and substance acceptable to Lender; and

(ix)   Such other insurance with respect to the Improvements and Personalty located on the Property against loss or damage as required by Lender (including, without limitation, liquor/dramshop, Mold, hurricane, windstorm and earthquake insurance) provided such insurance is of the kind for risks from time to time customarily insured against and in such minimum coverage amounts and maximum deductibles as are generally required by institutional lenders for properties comparable to the Mortgaged Property or which Lender may deem necessary in its reasonable discretion; provided, however, if Lender requires earthquake insurance, the amount of coverage must be equal to 150% of the probable maximum loss for the Mortgaged Property but Lender shall not require earthquake insurance if the probable maximum loss for the Mortgaged Property is less than twenty percent (20%). In the event any updated reports or other documentation are reasonably required by Lender in order to determine whether such additional insurance is necessary or prudent, Borrower shall pay for all such documentation at its sole cost and expense.

All insurance required pursuant to subsections (i) and subsections (iv) through (ix) shall be referred to as "Hazard Insurance".

(b)   All premiums on insurance policies required under Section 19(a) shall be paid in the manner provided in Section 7, unless Lender has designated in writing another method of payment. All such policies shall also be in a form approved by Lender. All policies of Hazard Insurance must include a non-contributing, non-reporting mortgagee clause in favor of, and in a form approved by, Lender. All policies for general liability insurance must contain a standard additional insured provision, in favor of, and in a form approved by Lender. Borrower shall deliver to Lender a legible copy of each insurance policy (or duplicate original), and Borrower shall promptly deliver to Lender a copy of all renewal and other notices received by Borrower with respect to the policies and all receipts for paid premiums. At least 30 days prior to the expiration date of any insurance policy, Borrower shall deliver to Lender evidence acceptable to Lender that the policy has been renewed. If Borrower has not delivered a legible copy of each renewal policy (or a duplicate original) prior to the expiration date of any insurance policy, Borrower shall deliver a legible copy of each renewal policy (or a duplicate original) in a form satisfactory to Lender within 60 days after the expiration date of the original policy.

(c)   Borrower will maintain the insurance coverage described in this Section 19 with companies acceptable to Lender and with a claims paying ability of at least (i) "A-" or its equivalent by Fitch, Inc., (ii) "A-" or its equivalent by Standard & Poor's Ratings Services, a division of The McGraw-Hill Companies, Inc., (iii) "A3" or its equivalent by Moody's Investors Service, Inc. or (iv) "A VIII" or its equivalent by A.M. Best Company. All insurers providing insurance required by this Instrument must be authorized to issue insurance in the Property Jurisdiction.

(d)   All insurance policies and renewals of insurance policies required by this Section 19 shall be for such periods as Lender may from time to time require.

(e)   Borrower shall comply with all insurance requirements and shall not permit any condition to exist on the Mortgaged Property that would invalidate any part of any insurance coverage that this Instrument requires Borrower to maintain.

(f)   In the event of loss, Borrower shall give immediate written notice to the insurance carrier and to Lender. Borrower hereby authorizes and appoints Lender as attorney in fact for Borrower to make proof of loss, to adjust and compromise any claims under policies of Hazard Insurance, to appear in and prosecute any action arising from such Hazard Insurance policies, to collect and receive the proceeds of Hazard Insurance, to hold the proceeds of Hazard Insurance, and to deduct from such proceeds Lender's expenses incurred in the collection of such proceeds. This power of attorney is coupled with an interest and therefore is irrevocable. However, nothing contained in this Section 19 shall require Lender to incur any expense or take any action. Lender may, at Lender's option, (i) require a "repair or replacement" settlement, in which case the proceeds will be used to reimburse Borrower for the cost of restoring and repairing the Mortgaged Property to the equivalent of its original condition or to a condition approved by Lender (the "Restoration"), or (ii) require an "actual cash value" settlement in which case the proceeds may be applied to the payment of the Indebtedness, whether or not then due. To the extent Lender determines to require a repair or replacement settlement and apply insurance proceeds to Restoration, Lender shall apply the proceeds in accordance with Lender's then-current policies relating to the restoration of casualty damage on similar multifamily properties.

(g)   Notwithstanding any provision to the contrary in this Section 19, as long as no Event of Default, or any event which, with the giving of Notice or the passage of time, or both, would constitute an Event of Default, has occurred and is continuing,

(i)   in the event of a casualty resulting in damage to the Mortgaged Property which will cost $25,000 or less to repair, the Borrower shall have the sole right to make proof of loss, adjust and compromise the claim and collect and receive any proceeds directly without the approval or prior consent of the Lender so long as the insurance proceeds are used solely for the Restoration of the Mortgaged Property; and

(ii)   in the event of a casualty resulting in damage to the Mortgaged Property which will cost more than $25,000 but less than $100,000 to repair, the Borrower is authorized to make proof of loss and adjust and compromise the claim without the prior consent of Lender, and Lender shall hold the applicable insurance proceeds to be used to reimburse Borrower for the cost of Restoration of the Mortgaged Property and shall not apply such proceeds to the payment of sums due under this Instrument.

(h)   Lender will have the right to exercise its option to apply insurance proceeds to the payment of the Indebtedness only if Lender determines that at least one of the following conditions is met:

(i)   an Event of Default (or any event, which, with the giving of Notice or the passage of time, or both, would constitute an Event of Default) has occurred and is continuing;

(ii)   Lender determines, in its discretion, that there will not be sufficient funds from insurance proceeds, anticipated contributions of Borrower of its own funds or other sources acceptable to Lender to complete the Restoration;

(iii)   Lender determines, in its discretion, that the rental income from the Mortgaged Property after completion of the Restoration will not be sufficient to meet all operating costs and other expenses, Imposition Deposits, deposits to reserves and Loan repayment obligations relating to the Mortgaged Property;

(iv)   Lender determines, in its discretion, that the Restoration will not be completed by the earlier of (A) at least one year before the Maturity Date (or six months before the Maturity Date if Lender determines in its discretion that re-leasing of the Mortgaged Property will be completed within such six-month period) or (B) the expiration of the business interruption coverage;

(v)   Lender determines that the Restoration will not be completed within one year after the date of the loss or casualty;

(vi)   the casualty involved an actual or constructive loss of more than 30% of the fair market value of the Mortgaged Property, and rendered untenantable more than 30% of the aggregate rentable square footage of the Mortgaged Property;

(vii)   after Restoration the fair market value of the Mortgaged Property is expected to be less than the fair market value of the Mortgaged Property immediately prior to such casualty (assuming the affected portion of the Mortgaged Property is relet within a reasonable period after the date of such casualty); or

(viii)   Leases covering at least 65% of the aggregate rentable square footage of the Mortgaged Property shall not remain in full force and effect during and after the completion of Restoration.

(i)   If the Mortgaged Property is sold at a foreclosure sale or Lender acquires title to the Mortgaged Property, Lender shall automatically succeed to all rights of Borrower in and to any insurance policies and unearned insurance premiums and in and to the proceeds resulting from any damage to the Mortgaged Property prior to such sale or acquisition.

(j)   Unless Lender otherwise agrees in writing, any application of any insurance proceeds to the Indebtedness shall not extend or postpone the due date of any monthly installments referred to in the Note, Section 7 of this Instrument or any Collateral Agreement, or change the amount of such installments.

(k)   Borrower agrees to execute such further evidence of assignment of any insurance proceeds as Lender may require.

20. CONDEMNATION.

(a)   Borrower shall promptly notify Lender in writing of any action or proceeding or notice relating to any proposed or actual condemnation or other taking, or conveyance in lieu thereof, of all or any part of the Mortgaged Property, whether direct or indirect (a "Condemnation"). Borrower shall appear in and prosecute or defend any action or proceeding relating to any Condemnation unless otherwise directed by Lender in writing. Borrower authorizes and appoints Lender as attorney in fact for Borrower to commence, appear in and prosecute, in Lender's or Borrower's name, any action or proceeding relating to any Condemnation and to settle or compromise any claim in connection with any Condemnation, after consultation with Borrower and consistent with commercially reasonable standards of a prudent lender. This power of attorney is coupled with an interest and therefore is irrevocable. However, nothing contained in this Section 20 shall require Lender to incur any expense or take any action. Borrower hereby transfers and assigns to Lender all right, title and interest of Borrower in and to any award or payment with respect to (i) any Condemnation, or any conveyance in lieu of Condemnation, and (ii) any damage to the Mortgaged Property caused by governmental action that does not result in a Condemnation.

(b)   Lender may hold such awards or proceeds and apply such awards or proceeds, after the deduction of Lender's expenses incurred in the collection of such amounts (including Attorneys' Fees and Costs) at Lender's option, to the restoration or repair of the Mortgaged Property or to the payment of the Indebtedness, with the balance, if any, to Borrower. Unless Lender otherwise agrees in writing, any application of any awards or proceeds to the Indebtedness shall not extend or postpone the due date of any monthly installments referred to in the Note, Section 7 of this Instrument or any Collateral Agreement, or change the amount of such installments. Borrower agrees to execute such further evidence of assignment of any awards or proceeds as Lender may require.

   (c) Notwithstanding any provision to the contrary in this Section 20, in the event of a partial Condemnation of the Mortgaged Property, as long as no Event of Default, or any event which, with the giving of Notice or the passage of time, or both, would constitute an Event of Default, has occurred and is continuing,

     (i) in the event of a partial Condemnation resulting in proceeds or awards in the amount of $25,000 or less, the Borrower shall have the sole right to make proof of loss, adjust and compromise the claim and collect and receive any proceeds directly without the approval or prior consent of the Lender so long as the proceeds or awards are used solely for the Restoration of the Mortgaged Property; and

     (ii) in the event of a partial Condemnation resulting in proceeds or awards in the amount of more than $25,000 but less than $100,000, the Borrower is authorized to make proof of loss and adjust and compromise the claim without the prior consent of Lender, and Lender shall hold the applicable proceeds or awards to be used to reimburse Borrower for the cost of Restoration of the Mortgaged Property and shall not apply such proceeds and awards to the payment of sums due under this Instrument.

   (d) In the event of a partial Condemnation of the Mortgaged Property resulting in proceeds or awards in the amount of $100,000 or more, Lender will have the right to exercise its option to apply Condemnation proceeds to the payment of the Indebtedness only if Lender determines that at least one of the following conditions is met:

     (i) an Event of Default (or any event, which, with the giving of Notice or the passage of time, or both, would constitute an Event of Default) has occurred and is continuing;

     (ii) Lender determines, in its discretion, that there will not be sufficient funds from Condemnation proceeds, anticipated contributions of Borrower of its own funds or other sources acceptable to Lender to complete the Restoration;

     (iii) Lender determines, in its discretion, that the rental income from the Mortgaged Property after completion of the Restoration will not be sufficient to meet all operating costs and other expenses, Imposition Deposits, deposits to reserves and Loan repayment obligations relating to the Mortgaged Property;

     (iv) Lender determines, in its discretion, that the Restoration will not be completed at least one year before the Maturity Date (or six months before the Maturity Date if Lender determines in its discretion that re-leasing of the Mortgaged Property will be completed within such six-month period);

     (v) Lender determines that the Restoration will not be completed within one year after the date of the Condemnation;

(vi)   the Condemnation involved an actual or constructive loss of more than 15% of the fair market value of the Mortgaged Property, and rendered untenantable more than 25% of the aggregate rentable square footage of the Mortgaged Property;

(vii)   after Restoration the fair market value of the Mortgaged Property is expected to be less than the fair market value of the Mortgaged Property immediately prior to the Condemnation (assuming the affected portion of the Mortgaged Property is relet within a reasonable period after the date of the Condemnation); or

(viii)   Leases covering at least 65% of the aggregate rentable square footage of the Mortgaged Property shall not remain in full force and effect during and after the completion of Restoration.

(e)   If the Mortgaged Property is sold at a foreclosure sale or Lender acquires title to the Mortgaged Property, Lender shall automatically succeed to all rights of Borrower in and to any Condemnation proceeds and awards prior to such sale or acquisition.

(f)   Borrower agrees to execute such further evidence of assignment of any Condemnation proceeds as Lender may require.

21.   TRANSFERS OF THE MORTGAGED PROPERTY OR INTERESTS IN BORROWER.   [RIGHT TO UNLIMITED TRANSFERS -- WITH LENDER APPROVAL]. Notwithstanding anything to the contrary in this Section 21, no Transfer will be permitted under this Section 21 unless the provisions of Section 33 are satisfied.

(a)   "Transfer" means

(i)   a sale, assignment, transfer or other disposition or divestment of any interest therein (whether voluntary, involuntary or by operation of law);

(ii)   the granting, creating or attachment of a lien, encumbrance or security interest (whether voluntary, involuntary or by operation of law);

(iii)   the issuance or other creation of an ownership interest in a legal entity, including a partnership interest, interest in a limited liability company or corporate stock;

(iv)   the withdrawal, retirement, removal or involuntary resignation of a partner in a partnership or a member or Manager in a limited liability company; or

(v)   the merger, dissolution, liquidation, or consolidation of a legal entity or the reconstitution of one type of legal entity into another type of legal entity.

For purposes of defining the term "Transfer," the term "partnership" shall mean a general partnership, a limited partnership, and a joint venture, and the term "partner" shall mean a general partner, a limited partner and a joint venturer.

(b)   "Transfer" does not include

(i)   a conveyance of the Mortgaged Property at a judicial or non-judicial foreclosure sale under this Instrument,

(ii)   the Mortgaged Property becoming part of a bankruptcy estate by operation of law under the United States Bankruptcy Code, or

(iii)   a lien against the Mortgaged Property for local taxes and/or assessments not then due and payable.

(c)   The occurrence of any of the following Transfers shall not constitute an Event of Default under this Instrument, notwithstanding any provision of Section 21(e) to the contrary:

(i)   a Transfer to which Lender has consented;

(ii)   a Transfer that occurs in accordance with Section 21(d);

(iii)   the grant of a leasehold interest in an individual dwelling unit for a term of two years or less not containing an option to purchase;

(iv)   a Transfer of obsolete or worn out Personalty or Fixtures that are contemporaneously replaced by items of equal or better function and quality, which are free of liens, encumbrances and security interests other than those created by the Loan Documents or consented to by Lender;

(v)   the creation of a mechanic's, materialman's, or judgment lien against the Mortgaged Property, which is released of record or otherwise remedied to Lender's satisfaction within 60 days of the date of creation;

(vi)   if Borrower is a housing cooperative corporation or association, the Transfer of more than 49 percent of the shares in the housing cooperative or the assignment of more than 49 percent of the occupancy agreements or leases relating thereto by tenant shareholders of the housing cooperative or association to other tenant shareholders;

(vii) any Transfer of an interest in Borrower or any interest in a Controlling Entity (which, if such Controlling Entity were Borrower, would result in an Event of Default) listed in (A) through (F) below (a "**Preapproved Transfer**"), under the terms and conditions listed as items (1) through (10) below:

    (A)   a sale or transfer to one or more of the transferor's immediate family members; or

    (B)   a sale or transfer to any trust having as its sole beneficiaries the transferor and/or one or more of the transferor's immediate family members; or

    (C)   a sale or transfer from a trust to any one or more of its beneficiaries who are immediate family members of the transferor ; or

    (D)   the substitution or replacement of the trustee of any trust with a trustee who is an immediate family member of the transferor; or

(E)   a sale or transfer to an entity owned and Controlled by the transferor or the transferor's immediate family members; or

(F)   a sale or transfer to a natural person or entity that has an existing interest in the Borrower or in a Controlling Entity.

       (1)   Borrower shall provide Lender with prior written Notice of the proposed Preapproved Transfer, which Notice must be accompanied by a non-refundable review fee in the amount of $3,000.00.

       (2)   For the purposes of these Preapproved Transfers, a transferor's immediate family members will be deemed to include a spouse, parent, child or grandchild of such transferor.

       (3)   Either directly or indirectly, [See Exhibit B] shall retain at all times a Controlling Interest in the Borrower and manage the day-to-day operations of the Borrower.

       (4)   At the time of the proposed Preapproved Transfer, no Event of Default shall have occurred and be continuing and no event or condition shall have occurred and be continuing that, with the giving of Notice or the passage of time, or both, would become an Event of Default.

       (5)   Lender shall be entitled to collect all costs, including the cost of all title searches, title insurance and recording costs, and all Attorneys' Fees and Costs.

       (6)   Lender shall not be entitled to collect a transfer fee as a result of these Preapproved Transfers.

       (7)   In the event of a Transfer prohibited by or requiring Lender's approval under this Section 21, this Section (c)(vii) may be modified or rendered void by Lender at Lender's option by Notice to Borrower and the transferee(s), as a condition of Lender's consent.

       (8)   if any certificates evidencing the Securitization remain outstanding, a Rating Confirmation.

       (9)   If a nonconsolidation opinion was delivered at origination of the Loan and if, after giving effect to all Preapproved Transfers and all prior Transfers, fifty percent (50%) or more in the aggregate of direct or indirect interests in Borrower are owned by any Person and its Affiliates that owned less than a fifty percent (50%) direct or indirect interest in Borrower as of the origination of the Loan, an opinion of counsel for Borrower, in form and substance satisfactory to Lender and to the Rating Agencies, with regard to nonconsolidation.

(10) Confirmation acceptable to Lender that Section 33 continues to be satisfied; and

(viii) a Supplemental Mortgage that complies with Section 43 or Defeasance that complies with Section 44.

(d) The occurrence of any of the following Transfers shall not constitute an Event of Default under this Instrument, provided such Transfer does not constitute an Event of Default under any other Section of this Instrument:

(i) a Transfer that occurs by devise, descent, or by operation of law upon the death of a natural person to one or more members of the immediate family of such natural person or to a trust or family conservatorship established for the benefit of such immediate family member or members, provided that:

(A) The Property Manager (or a replacement property manager approved by Lender), if applicable, continues to be responsible for the management of the Mortgaged Property, and such Transfer shall not result in a change in the day-to-day operations of the Mortgaged Property;

(B) those persons responsible for the management and control of Borrower remain unchanged as a result of such Transfer, or any replacement management is approved by Lender;

(C) Lender receives confirmation acceptable to Lender that Section 33 continues to be satisfied;

(D) each guarantor executes such documents and agreements as Lender shall reasonably require to evidence and effectuate the ratification of each guaranty and indemnity agreement, or in the event of the death of any guarantor or indemnitor, the Borrower causes one or more natural persons or entities acceptable to Lender to execute and deliver to Lender a guaranty in a form acceptable to Lender, without any cost or expense to Lender;

(E) Borrower shall give Lender Notice of such Transfer together with copies of all documents effecting such Transfer not less than thirty (30) calendar days after the date of such Transfer, and contemporaneously therewith, shall (1) reaffirm the warranties and representations under Section 10 and Section 48 of this Instrument and (2) satisfy Lender, in its discretion, that such Transferee's organization, credit and experience in the management of similar properties are deemed to be appropriate to the overall structure and documentation of the existing financing;

(F) such legal opinions from Transferee's counsel as Lender deems necessary, including an opinion that the Transferee and any SPE Equity Owner is in compliance with Section 33 of this Instrument, a nonconsolidation opinion (if a nonconsolidation opinion was delivered at origination of the Loan and if required by Lender), an opinion that the ratification of the Loan Documents and guaranty, if applicable, has been duly authorized, executed, and delivered and that the ratification documents and guaranty, if applicable, are enforceable as the obligation of the Transferee;

(G) if any certificates evidencing the Securitization remain outstanding, a Rating Confirmation; and

(H) Borrower shall pay or reimburse Lender for all costs and expenses incurred by Lender in connection with such Transfer (including all Attorneys' Fees and Costs); and

(ii) the grant of an easement, if before the grant Lender determines that the easement will not materially affect the operation or value of the Mortgaged Property or Lender's interest in the Mortgaged Property, and Borrower pays to Lender, upon demand, all costs and expenses, including Attorneys' Fees and Costs, incurred by Lender in connection with reviewing Borrower's request; and, if the Note is held by a REMIC trust and if required by Lender, an opinion of counsel for Borrower, in form and substance satisfactory to Lender, to the effect that (A) the grant of such easement has been effected in accordance with the requirements of Treasury Regulation Section 1.860G-2(a)(8) (as such regulation may be modified, amended or replaced from time to time), (B) the qualification and status of the REMIC trust as a REMIC will not be adversely affected or impaired as a result of such grant, and (C) the REMIC trust will not incur a tax under Section 860G(d) of the Tax Code as a result of such grant.

(e)   The occurrence of any of the following Transfers shall constitute an Event of Default under this Instrument:

(i) a Transfer of all or any part of the Mortgaged Property or any interest in the Mortgaged Property;

(ii) if Borrower is a limited partnership, a Transfer of (A) any general partnership interest, or (B) limited partnership interests in Borrower that would cause the Initial Owners of Borrower to own less than 50% of all limited partnership interests in Borrower;

(iii) if Borrower is a limited liability company, (A) a Transfer of any membership interest in Borrower which would cause the Initial Owners to own less than 50% of all the membership interests in Borrower or (B) a Transfer that results in a change of Manager;

(iv) if Borrower is a corporation (A) the Transfer of any voting stock in Borrower which would cause the Initial Owners to own less than 50% of any class of voting stock in Borrower or (B) if the outstanding voting stock in Borrower is held by 100 or more shareholders, one or more Transfers by a single transferor within a 12-month period affecting an aggregate of 5 percent or more of that stock;

(v) a Transfer of any interest in a Controlling Entity which, if such Controlling Entity were Borrower, would result in an Event of Default under any of Sections 21(e)(i) through (iv) above.

Lender shall not be required to demonstrate any actual impairment of its security or any increased risk of default in order to exercise any of its remedies with respect to an Event of Default under this Section 21.

(f) Lender shall consent, without any adjustment to the rate at which the Indebtedness secured by this Instrument bears interest or to any other economic terms of the Indebtedness set forth in the Note, to a Transfer that would otherwise violate this Section 21 if, prior to the Transfer, Borrower has satisfied each of the following requirements:

(i) the submission to Lender of all information required by Lender to make the determination required by this Section 21(f);

(ii) the absence of any Event of Default;

(iii) the transferee (the "Transferee") meets Lender's eligibility, credit, management and other standards satisfactory to Lender in its sole discretion;

(iv) the Transferee's organization, credit and experience in the management of similar properties are deemed by the Lender, in its discretion, to be appropriate to the overall structure and documentation of the existing financing;

(v) the Mortgaged Property will be managed by a property manager meeting the requirements of Section 17(e);

(vi) the Mortgaged Property, at the time of the proposed Transfer, meets all standards as to its physical condition, occupancy, net operating income and the collection of reserves satisfactory to Lender in its sole discretion;

(vii) in the case of a Transfer of all or any part of the Mortgaged Property, (A) the execution by the Transferee of Lender's then-standard assumption agreement that, among other things, requires the Transferee to perform all obligations of Borrower set forth in the Note, this Instrument and any other Loan Documents, and may require that the Transferee comply with any provisions of this Instrument or any other Loan Document which previously may have been waived or modified by Lender, (B) if Lender requires, the Transferee causes one or more natural persons or entities acceptable to Lender to execute and deliver to Lender a guaranty in a form acceptable to Lender, and (C) the Transferee executes such additional Collateral Agreements as Lender may require;

(viii) in the case of a Transfer of any interest in a Controlling Entity, if a guaranty has been executed and delivered in connection with the Note, this Instrument or any of the other Loan Documents, the Borrower causes one or more natural persons or entities acceptable to Lender to execute and deliver to Lender a guaranty in a form acceptable to Lender;

(ix)   If a Supplemental Mortgage is outstanding, the Borrower obtains the consent of the lender for the Supplemental Mortgage;

(x)   Lender's receipt of all of the following:

(A)   a review fee in the amount of $3,000.00;

(B)   a transfer fee in an amount equal to one percent of the unpaid principal balance of the Indebtedness immediately before the applicable Transfer; and

(C)   the amount of Lender's out of pocket costs (including reasonable Attorneys' Fees and Costs) incurred in reviewing the Transfer request and any fees charged by the Rating Agencies; and

(xi)   evidence satisfactory to Lender that the Transferee and any SPE Equity Owner of such Transferee meet the requirements of Section 33;

(xii)   such legal opinions from Transferee's counsel as Lender deems necessary, including an opinion that the Transferee and any SPE Equity Owner is in compliance with Section 33 of this Instrument, a nonconsolidation opinion (if a nonconsolidation opinion was delivered at origination of the Loan and if required by Lender), an opinion that the assignment and assumption of the Loan Documents has been duly authorized, executed, and delivered and that the assignment documents and the Loan Documents are enforceable as the obligation of the Transferee; and

(xiii)   if any certificates evidencing the Securitization remain outstanding, a Rating Confirmation.

22.   EVENTS OF DEFAULT. The occurrence of any one or more of the following shall constitute an Event of Default under this Instrument:

(a)   any failure by Borrower to pay or deposit when due any amount required by the Note, this Instrument or any other Loan Document;

(b)   any failure by Borrower to maintain the insurance coverage required by Section 19;

(c)   any failure by Borrower or any SPE Equity Owner to comply with the provisions of Section 33 or if any of the assumptions contained in any nonconsolidation opinions delivered to Lender at any time is or shall become untrue in any material respect;

(d)   fraud or material misrepresentation or material omission by Borrower, any of its officers, directors, trustees, general partners or managers, any SPE Equity Owner or any guarantor in connection with (i) the application for or creation of the Indebtedness, (ii) any financial statement, Rent Schedule, or other report or information provided to Lender during the term of the Indebtedness, or (iii) any request for Lender's consent to any proposed action, including a request for disbursement of funds under any Collateral Agreement;

(e)   any failure by Borrower to comply with the provisions of Section 20;

(f)   any Event of Default under Section 21;

(g)   the commencement of a forfeiture action or proceeding, whether civil or criminal, which could result in a forfeiture of the Mortgaged Property or otherwise materially impair the lien created by this Instrument or Lender's interest in the Mortgaged Property;

(h)   any failure by Borrower to perform any of its obligations under this Instrument (other than those specified in Sections 22(a) through (g)), as and when required, which continues for a period of 30 days after Notice of such failure by Lender to Borrower. However, if Borrower's failure to perform its obligations as described in this Section 22(h) is of the nature that it cannot be cured within the 30 day grace period but reasonably could be cured within 90 days, then Borrower shall have additional time as determined by Lender in its discretion, not to exceed an additional 60 days, in which to cure such default, provided that Borrower has diligently commenced to cure such default during the 30-day grace period and diligently pursues the cure of such default. However, no such Notice or grace periods shall apply in the case of any such failure which could, in Lender's judgment, absent immediate exercise by Lender of a right or remedy under this Instrument, result in harm to Lender, impairment of the Note or this Instrument or any other security given under any other Loan Document;

(i)   any failure by Borrower to perform any of its obligations as and when required under any Loan Document other than this Instrument which continues beyond the applicable cure period, if any, specified in that Loan Document;

(j)   any exercise by the holder of any other debt instrument secured by a mortgage, deed of trust or deed to secure debt on the Mortgaged Property of a right to declare all amounts due under that debt instrument immediately due and payable;

(k)   if (i) Borrower or any SPE Equity Owner shall commence any case, Proceeding or other action under any existing or future law of any jurisdiction, domestic or foreign, relating to bankruptcy, insolvency, reorganization, conservatorship or relief of debtors (A) seeking to have an order for relief entered with respect to it, or seeking to adjudicate it a bankrupt or insolvent, or seeking reorganization, arrangement, adjustment, winding-up, liquidation, dissolution, composition or other relief with respect to it or its debt, or (B) seeking appointment of a receiver, trustee, custodian, conservator or other similar official for it or for all or any substantial part of its assets; or (ii) there shall be commenced against Borrower or any SPE Equity Owner any case, Proceeding, or other action of a nature referred to in clause (i) above by any party other than Lender which (A) results in the entry of an order for relief or any such adjudication or appointment, or (B) remains undismissed, undischarged or unbonded for a period of ninety (90) days; or (iii) there shall be commenced against Borrower or any SPE Equity Owner any case, Proceeding or other action seeking issuance of a warrant of attachment, execution, distraint or similar process against all or any substantial part of its assets which results in the entry of any order by a court of competent jurisdiction for any such relief which shall not have been vacated, discharged, or stayed or bonded pending appeal within ninety (90) days from the entry thereof; or (iv) Borrower or any SPE Equity Owner shall take any action in furtherance of, or indicating its consent to, approval of, or acquiescence in, any of the acts set forth in clause (i), (ii) or (iii) above; and

(l)   any representations and warranties by Borrower or any SPE Equity Owner in this Instrument that are false or misleading in any material respect.

23.   **REMEDIES CUMULATIVE; REMEDIES OF BORROWER.** Each right and remedy provided in this Instrument is distinct from all other rights or remedies under this

Instrument or any other Loan Document or afforded by applicable law, and each shall be cumulative and may be exercised concurrently, independently, or successively, in any order. In the event that a claim or adjudication is made that Lender has acted unreasonably or unreasonably delayed acting in any case where, by law or under this Instrument or the other Loan Documents, Lender has an obligation to act reasonably or promptly, Lender shall not be liable for any monetary damages, and Borrower's sole remedy shall be limited to commencing an action seeking injunctive relief or declaratory judgment. Any action or proceeding to determine whether Lender has acted reasonably shall be determined by an action seeking declaratory judgment.

24. FORBEARANCE.

(a)   Lender may (but shall not be obligated to) agree with Borrower, from time to time, and without giving notice to, or obtaining the consent of, or having any effect upon the obligations of, any guarantor or other third party obligor, to take any of the following actions: extend the time for payment of all or any part of the Indebtedness; reduce the payments due under this Instrument, the Note, or any other Loan Document; release anyone liable for the payment of any amounts under this Instrument, the Note, or any other Loan Document; accept a renewal of the Note; modify the terms and time of payment of the Indebtedness; join in any extension or subordination agreement; release any Mortgaged Property; take or release other or additional security; modify the rate of interest or period of amortization of the Note or change the amount of the monthly installments payable under the Note; and otherwise modify this Instrument, the Note, or any other Loan Document.

(b)   Any forbearance by Lender in exercising any right or remedy under the Note, this Instrument, or any other Loan Document or otherwise afforded by applicable law, shall not be a waiver of or preclude the exercise of any other right or remedy, or the subsequent exercise of any right or remedy. The acceptance by Lender of payment of all or any part of the Indebtedness after the due date of such payment, or in an amount which is less than the required payment, shall not be a waiver of Lender's right to require prompt payment when due of all other payments on account of the Indebtedness or to exercise any remedies for any failure to make prompt payment. Enforcement by Lender of any security for the Indebtedness shall not constitute an election by Lender of remedies so as to preclude the exercise of any other right available to Lender. Lender's receipt of any awards or proceeds under Sections 19 and 20 shall not operate to cure or waive any Event of Default.

25. LOAN CHARGES.
If any applicable law limiting the amount of interest or other charges permitted to be collected from Borrower is interpreted so that any charge provided for in any Loan Document, whether considered separately or together with other charges levied in connection with any other Loan Document, violates that law, and Borrower is entitled to the benefit of that law, that charge is hereby reduced to the extent necessary to eliminate that violation. The amounts, if any, previously paid to Lender in excess of the permitted amounts shall be applied by Lender to reduce the principal of the Indebtedness. For the purpose of determining whether any applicable law limiting the amount of interest or other charges permitted to be collected from Borrower has been violated, all Indebtedness which constitutes interest, as well as all other charges levied in connection with the Indebtedness which constitute interest, shall be deemed to be allocated and spread over the stated term of the Note. Unless otherwise required by applicable law, such allocation and spreading shall be effected in such a manner that the rate of interest so computed is uniform throughout the stated term of the Note.

26. WAIVER OF STATUTE OF LIMITATIONS, OFFSETS, AND COUNTERCLAIMS.
Borrower hereby waives the right to assert any statute of limitations as a

bar to the enforcement of the lien of this Instrument or to any action brought to enforce any Loan Document. Borrower hereby waives the right to assert a counterclaim, other than a compulsory counterclaim, in any action or proceeding brought against it by Lender or otherwise to offset any obligations to make the payments required by the Loan Documents. No failure by Lender to perform any of its obligations hereunder shall be a valid defense to, or result in any offset against, any payments that Borrower is obligated to make under any of the Loan Documents.

27. **WAIVER OF MARSHALLING.** Notwithstanding the existence of any other security interests in the Mortgaged Property held by Lender or by any other party, Lender shall have the right to determine the order in which any or all of the Mortgaged Property shall be subjected to the remedies provided in this Instrument, the Note, any other Loan Document or applicable law. Lender shall have the right to determine the order in which any or all portions of the Indebtedness are satisfied from the proceeds realized upon the exercise of such remedies. Borrower and any party who now or in the future acquires a security interest in the Mortgaged Property and who has actual or constructive notice of this Instrument waives any and all right to require the marshalling of assets or to require that any of the Mortgaged Property be sold in the inverse order of alienation or that any of the Mortgaged Property be sold in parcels or as an entirety in connection with the exercise of any of the remedies permitted by applicable law or provided in this Instrument.

28. **FURTHER ASSURANCES; LENDER'S EXPENSES.** Borrower shall execute, acknowledge, and deliver, at its sole cost and expense, all further acts, deeds, conveyances, assignments, estoppel certificates, financing statements or amendments, transfers and assurances as Lender may require from time to time in order to better assure, grant, and convey to Lender the rights intended to be granted, now or in the future, to Lender under this Instrument and the Loan Documents. Borrower acknowledges and agrees that, in connection with each request by Borrower under this Instrument or any Loan Document, Borrower shall pay all reasonable Attorneys' Fees and Costs and expenses incurred by Lender, including any fees charged by the Rating Agencies, regardless of whether the matter is approved, denied or withdrawn. Any amounts payable by Borrower hereunder shall be deemed a part of the Indebtedness, shall be secured by this Instrument and shall bear interest at the Default Rate if not fully paid within ten (10) days of written demand for payment.

29. **ESTOPPEL CERTIFICATE.** Within 10 days after a request from Lender, Borrower shall deliver to Lender a written statement, signed and acknowledged by Borrower, certifying to Lender or any Person designated by Lender, as of the date of such statement, (i) that the Loan Documents are unmodified and in full force and effect (or, if there have been modifications, that the Loan Documents are in full force and effect as modified and setting forth such modifications); (ii) the unpaid principal balance of the Note; (iii) the date to which interest under the Note has been paid; (iv) that Borrower is not in default in paying the Indebtedness or in performing or observing any of the covenants or agreements contained in this Instrument or any of the other Loan Documents (or, if the Borrower is in default, describing such default in reasonable detail); (v) whether or not there are then existing any setoffs or defenses known to Borrower against the enforcement of any right or remedy of Lender under the Loan Documents; and (vi) any additional facts requested by Lender.

30. **GOVERNING LAW; CONSENT TO JURISDICTION AND VENUE.**

(a) This Instrument, and any Loan Document which does not itself expressly identify the law that is to apply to it, shall be governed by the laws of the jurisdiction in which the Land is located (the "**Property Jurisdiction**").

(b)   Borrower agrees that any controversy arising under or in relation to the Note, this Instrument, or any other Loan Document may be litigated in the Property Jurisdiction. The state and federal courts and authorities with jurisdiction in the Property Jurisdiction shall have jurisdiction over all controversies that shall arise under or in relation to the Note, any security for the Indebtedness, or any other Loan Document. Borrower irrevocably consents to service, jurisdiction, and venue of such courts for any such litigation and waives any other venue to which it might be entitled by virtue of domicile, habitual residence or otherwise. However, nothing in this Section 30 is intended to limit Lender's right to bring any suit, action or proceeding relating to matters under this Instrument in any court of any other jurisdiction.

31.   NOTICE.

(a)   All Notices, demands and other communications ("Notice") under or concerning this Instrument shall be in writing. Each Notice shall be addressed to the intended recipient at its address set forth in this Instrument, and shall be deemed given on the earliest to occur of (i) the date when the Notice is received by the addressee; (ii) the first Business Day after the Notice is delivered to a recognized overnight courier service, with arrangements made for payment of charges for next Business Day delivery; or (iii) the third Business Day after the Notice is deposited in the United States mail with postage prepaid, certified mail, return receipt requested.

(b)   Any party to this Instrument may change the address to which Notices intended for it are to be directed by means of Notice given to the other party in accordance with this Section 31. Each party agrees that it will not refuse or reject delivery of any Notice given in accordance with this Section 31, that it will acknowledge, in writing, the receipt of any Notice upon request by the other party and that any Notice rejected or refused by it shall be deemed for purposes of this Section 31 to have been received by the rejecting party on the date so refused or rejected, as conclusively established by the records of the U.S. Postal Service or the courier service.

(c)   Any Notice under the Note and any other Loan Document that does not specify how Notices are to be given shall be given in accordance with this Section 31.

32.   SALE OF NOTE; CHANGE IN SERVICER; LOAN SERVICING. The Note or a partial interest in the Note (together with this Instrument and the other Loan Documents) may be sold one or more times without prior Notice to Borrower. A sale may result in a change of the Loan Servicer. There also may be one or more changes of the Loan Servicer unrelated to a sale of the Note. If there is a change of the Loan Servicer, Borrower will be given Notice of the change. All actions regarding the servicing of the Loan evidenced by the Note, including the collection of payments, the giving and receipt of Notice, inspections of the Mortgaged Property, inspections of books and records, and the granting of consents and approvals, may be taken by the Loan Servicer unless Borrower receives Notice to the contrary. If Borrower receives conflicting Notices regarding the identity of the Loan Servicer or any other subject, any such Notice from Lender shall govern.

33.   SINGLE PURPOSE ENTITY.

(a)   Until the Indebtedness is paid in full, each Borrower and SPE Equity Owner shall remain a Single Purpose Entity.

(b)   A "Single Purpose Entity" means a corporation, limited partnership, or limited liability company which, at all times since its formation and thereafter:

(i)   shall not engage in any business or activity, other than the ownership, operation and maintenance of the Mortgaged Property and activities incidental thereto;

(ii)   shall not acquire, own, hold, lease, operate, manage, maintain, develop or improve any assets other than the Mortgaged Property and such Personalty as may be necessary for the operation of the Mortgaged Property and shall conduct and operate its business as presently conducted and operated;

(iii)   shall preserve its existence as an entity duly organized, validly existing and in good standing (if applicable) under the laws of the jurisdiction of its formation or organization and shall do all things necessary to observe organizational formalities;

(iv)   shall not merge or consolidate with any other Person;

(v)   shall not take any action to dissolve, wind-up, terminate or liquidate in whole or in part; to sell, transfer or otherwise dispose of all or substantially all of its assets; to change its legal structure; transfer or permit the direct or indirect transfer of any partnership, membership or other equity interests, as applicable, other than Transfers permitted hereunder; issue additional partnership, membership or other equity interests, as applicable; or seek to accomplish any of the foregoing;

(vi)   shall not, without the prior unanimous written consent of all of the Borrower's partners, members, or shareholders, as applicable, and, if applicable, the prior unanimous written consent of one hundred percent (100%) of the members of the board of directors or of the board of managers of the Borrower or the SPE Equity Owner: (A) file any insolvency, or reorganization case or proceeding, to institute proceedings to have the Borrower or any SPE Equity Owner be adjudicated bankrupt or insolvent, (B) institute proceedings under any applicable insolvency law, (C) seek any relief under any law relating to relief from debts or the protection of debtors, (D) consent to the filing or institution of bankruptcy or insolvency proceedings against the Borrower or any SPE Equity Owner, (E) file a petition seeking, or consent to, reorganization or relief with respect to the Borrower or any SPE Equity Owner under any applicable federal or state law relating to bankruptcy or insolvency, (F) seek or consent to the appointment of a receiver, liquidator, assignee, trustee, sequestrator, custodian, or any similar official for the Borrower or a substantial part of its property or for any SPE Equity Owner or a substantial part of its property, (G) make any assignment for the benefit of creditors of the Borrower or any SPE Equity Owner, (H) admit in writing the Borrower's or any SPE Equity Owner's inability to pay its debts generally as they become due, or (I) take action in furtherance of any of the foregoing;

(vii)   shall not amend or restate its organizational documents if such change would modify the requirements set forth in this Section 33;

(viii) shall not own any subsidiary or make any investment in, any other Person;

(ix)   shall not commingle its assets with the assets of any other Person and shall hold all of its assets in its own name;

(x)   shall not incur any debt, secured or unsecured, direct or contingent (including, without limitation, guaranteeing any obligation), other than, (A) the Indebtedness (and any further indebtedness as described in Section 43 with regard to Supplemental Mortgages) and (B) customary unsecured trade payables incurred in the ordinary course of owning and operating the Mortgaged Property provided the same are not evidenced by a promissory note, do not exceed, in the aggregate, at any time a maximum amount of two percent (2%) of the original principal amount of the Indebtedness and are paid within sixty (60) days of the date incurred;

(xi)   shall maintain its records, books of account, bank accounts, financial statements, accounting records and other entity documents separate and apart from those of any other Person and shall not list its assets as assets on the financial statement of any other Person; provided, however, that the Borrower's assets may be included in a consolidated financial statement of its Affiliate provided that (A) appropriate notation shall be made on such consolidated financial statements to indicate the separateness of the Borrower from such Affiliate and to indicate that the Borrower's assets and credit are not available to satisfy the debts and other obligations of such Affiliate or any other Person and (B) such assets shall also be listed on the Borrower's own separate balance sheet;

(xii)   except for capital contributions or capital distributions permitted under the terms and conditions of its organizational documents, shall only enter into any contract or agreement with any general partner, member, shareholder, principal or Affiliate of Borrower or any guarantor, or any general partner, member, principal or Affiliate thereof, upon terms and conditions that are commercially reasonable and substantially similar to those that would be available on an arm's-length basis with third parties;

(xiii)   shall not maintain its assets in such a manner that will be costly or difficult to segregate, ascertain or identify its individual assets from those of any other Person;

(xiv)   shall not assume or guaranty (excluding any guaranty that has been executed and delivered in connection with the Note) the debts or obligations of any other Person, hold itself out to be responsible for the debts of another Person, pledge its assets to secure the obligations of any other Person or otherwise pledge its assets for the benefit of any other Person, or hold out its credit as being available to satisfy the obligations of any other Person;

(xv)   shall not make or permit to remain outstanding any loans or advances to any other Person except for those investments permitted under the Loan Documents and shall not buy or hold evidence of indebtedness issued by any other Person (other than cash or investment-grade securities);

(xvi)   shall file its own tax returns separate from those of any other Person, except to the extent that the Borrower is treated as a "disregarded entity" for tax purposes and is not required to file tax returns under applicable law, and shall pay any taxes required to be paid under applicable law;

(xvii) shall hold itself out to the public as a legal entity separate and distinct from any other Person and conduct its business solely in its own name, shall correct any known misunderstanding regarding its separate identity and shall not identify itself or any of its Affiliates as a division or department of any other Person;

(xviii) shall maintain adequate capital for the normal obligations reasonably foreseeable in a business of its size and character and in light of its contemplated business operations and shall pay its debts and liabilities from its own assets as the same shall become due;

(xix) shall allocate fairly and reasonably shared expenses with Affiliates (including, without limitation, shared office space) and use separate stationery, invoices and checks bearing its own name;

(xx) shall pay (or cause the Property Manager to pay on behalf of the Borrower from the Borrower's funds) its own liabilities (including, without limitation, salaries of its own employees) from its own funds;

(xxi) shall not acquire obligations or securities of its partners, members, shareholders, or Affiliates, as applicable;

(xxii) except as contemplated or permitted by the property management agreement with respect to the Property Manager, shall not permit any Affiliate or constituent party independent access to its bank accounts;

(xxiii) shall maintain a sufficient number of employees (if any) in light of its contemplated business operations and pay the salaries of its own employees, if any, only from its own funds;

(xxiv) if such entity is a single member limited liability company, such entity shall (A) be formed and organized under Delaware law, (B) have either (1) one springing member that is a corporation whose stock is 100% owned by the sole member of Borrower and that satisfies the requirements for a corporate springing member set forth below in this subsection or (2) two springing members who are natural persons and (C) otherwise comply with all Rating Agencies criteria for single member limited liability companies (including, without limitation, the delivery of Delaware single member limited liability company opinions acceptable in all respects to Lender and to the Rating Agencies). If the springing member is a corporation, such springing member shall at all times comply, and will cause Borrower to comply, with each of the representations, warranties and covenants contained in this Section 33 as if such representation, warranty or covenant were made directly by such corporation. If there is more than one springing member, only one springing member shall be the sole member of Borrower at any one time, and the second springing member shall become the sole member only upon the first springing member ceasing to be a member, so that at all times Borrower has one and only one member;

(xxv) if such entity is a single member limited liability company that is board-managed, such entity shall have a board of managers separate from that of guarantor and any other Person and shall cause its board of managers to keep minutes of board meetings and actions and observe all other Delaware limited liability company required formalities; and

(xxvi) if a SPE Equity Owner is required pursuant to Section 1(jjjj) of this Instrument, if the Borrower is (A) a limited liability company with more than one member, then the Borrower has and shall have at least one (1) member that is an SPE Equity Owner that has satisfied and shall satisfy the requirements of Section 33(c) below and such member is its managing member, or (B) a limited partnership, then all of its general partners are SPE Equity Owners that have satisfied and shall satisfy the requirements of Section 33(c) below.

(c)   With respect to each SPE Equity Owner, if applicable, a "Single Purpose Entity" means a corporation or a Delaware single member limited liability company which, at all times since its formation and thereafter complies in its own right (subject to the modifications set forth below), and shall cause Borrower to comply, with each of the requirements contained in Section 33(b). Upon the withdrawal or the disassociation of an SPE Equity Owner from Borrower, Borrower shall immediately appoint a new SPE Equity Owner, whose organizational documents are substantially similar to those of the withdrawn or disassociated SPE Equity Owner, and deliver a new nonconsolidation opinion to the Rating Agencies and Lender in form and substance satisfactory to Lender and to the Rating Agencies (unless the opinion is waived by the Rating Agencies), with regard to nonconsolidation by a bankruptcy court of the assets of each of the Borrower and SPE Equity Owner with those of its Affiliates.

(i) With respect to Sections 33(b)(i) and 33(b)(x) the SPE Equity Owner shall not engage in any business or activity other than being the sole managing member or general partner, as the case may be, of the Borrower and owning at least a 0.5% equity interest in Borrower;

(ii) With respect to Section 33(b)(ii), the SPE Equity Owner has not and shall not acquire or own any assets other than its equity interest in the Borrower and personal property related thereto; and

(iii) With respect to Section 33(b)(viii), the SPE Equity Owner shall not own any subsidiary or make any investment in any other Person, except for Borrower;

(iv) With respect to Section 33(b)(xiv), the SPE Equity Owner shall not assume or guaranty the debts or obligations of any other Person, hold itself out to be responsible for the debts of another Person, pledge its assets to secure the obligations of any other Person or otherwise pledge its assets for the benefit of any other Person, or hold out its credit as being available to satisfy the obligations of any other Person, except for in its capacity as general partner of the Borrower (if applicable);

(v) With respect to Section 33(b)(x), the SPE Equity Owner has not and shall not incur any debt, secured or unsecured, direct or contingent (including, without limitation, guaranteeing any obligation), other than (A) customary unsecured payables incurred in the ordinary course of owning the

Borrower provided the same are not evidenced by a promissory note, do not exceed, in the aggregate, at any time a maximum amount of $10,000 and are paid within sixty (60) days of the date incurred and (B) except in its capacity as general partner of the Borrower (if applicable).

(d)   [INTENTIONALLY DELETED]

(e)   Notwithstanding anything to the contrary in this Instrument, no Transfer will be permitted under Sections 21(c), (d), (e) or (f) unless the provisions of this Section 33 are satisfied at all times.

34.   SUCCESSORS AND ASSIGNS BOUND. This Instrument shall bind, and the rights granted by this Instrument shall inure to, the respective successors and assigns of Lender and Borrower. However, a Transfer not permitted by Section 21 shall be an Event of Default.

35.   JOINT AND SEVERAL LIABILITY. If more than one Person signs this Instrument as Borrower, the obligations of such Persons shall be joint and several.

36.   RELATIONSHIP OF PARTIES; NO THIRD PARTY BENEFICIARY.

(a)   The relationship between Lender and Borrower shall be solely that of creditor and debtor, respectively, and nothing contained in this Instrument shall create any other relationship between Lender and Borrower.

(b)   No creditor of any party to this Instrument and no other Person shall be a third party beneficiary of this Instrument or any other Loan Document. Without limiting the generality of the preceding sentence, (i) any arrangement (a "Servicing Arrangement") between the Lender and any Loan Servicer for loss sharing or interim advancement of funds shall constitute a contractual obligation of such Loan Servicer that is independent of the obligation of Borrower for the payment of the Indebtedness, (ii) Borrower shall not be a third party beneficiary of any Servicing Arrangement, and (iii) no payment by the Loan Servicer under any Servicing Arrangement will reduce the amount of the Indebtedness.

37.   SEVERABILITY; AMENDMENTS. The invalidity or unenforceability of any provision of this Instrument shall not affect the validity or enforceability of any other provision, and all other provisions shall remain in full force and effect. This Instrument contains the entire agreement among the parties as to the rights granted and the obligations assumed in this Instrument. This Instrument may not be amended or modified except by a writing signed by the party against whom enforcement is sought; provided, however, that in the event of a Transfer prohibited by or requiring Lender's approval under Section 21, any or some or all of the Modifications to Instrument set forth in Exhibit B (if any) may be modified or rendered void by Lender at Lender's option by Notice to Borrower and the transferee(s).

38.   CONSTRUCTION. The captions and headings of the Sections of this Instrument are for convenience only and shall be disregarded in construing this Instrument. Any reference in this Instrument to an "Exhibit" or a "Section" shall, unless otherwise explicitly provided, be construed as referring, respectively, to an Exhibit attached to this Instrument or to a Section of this Instrument. All Exhibits attached to or referred to in this Instrument are incorporated by reference into this Instrument. Any reference in this Instrument to a statute or regulation shall be construed as referring to that statute or regulation as amended from time to time. Use of the singular in this Agreement includes the plural and use of the plural includes the singular. As used in this Instrument, the term "including" means "including, but not limited to."

39.   DISSEMINATION OF INFORMATION. Borrower acknowledges that Lender may provide to third parties with an existing or prospective interest in the servicing, enforcement, evaluation, performance, ownership, purchase, participation or Securitization of the Loan, including, without limitation, any of the Rating Agencies, any entity maintaining databases on the underwriting and performance of commercial mortgage loans, as well as governmental regulatory agencies having regulatory authority over Lender, any and all information which Lender now has or may hereafter acquire relating to the Loan, the Mortgaged Property, Borrower, any SPE Equity Owner or any guarantor, as Lender determines necessary or desirable and that such information may be included in disclosure documents in connection with a Securitization or syndication of participation interests, including, without limitation, a prospectus, prospectus supplement, offering memorandum, private placement memorandum or similar document (each, a "**Disclosure Document**") and also may be included in any filing with the Securities and Exchange Commission pursuant to the Securities Act or the Securities Exchange Act. To the fullest extent permitted under applicable law, Borrower irrevocably waives all rights, if any, to prohibit such disclosure, including, without limitation, any right of privacy.

40.   NO CHANGE IN FACTS OR CIRCUMSTANCES. Borrower warrants that (a) all information in the application for the Loan submitted to Lender (the "**Loan Application**") and in all financial statements, Rent Schedules, reports, certificates and other documents submitted in connection with the Loan Application are complete and accurate in all material respects; and (b) there has been no material adverse change in any fact or circumstance that would make any such information incomplete or inaccurate.

41.   SUBROGATION. If, and to the extent that, the proceeds of the Loan evidenced by the Note, or subsequent advances under Section 12, are used to pay, satisfy or discharge a Prior Lien, such Loan proceeds or advances shall be deemed to have been advanced by Lender at Borrower's request, and Lender shall automatically, and without further action on its part, be subrogated to the rights, including lien priority, of the owner or holder of the obligation secured by the Prior Lien, whether or not the Prior Lien is released.

42.   [INTENTIONALLY DELETED]

43.   SUPPLEMENTAL FINANCING.

(a)   This Section shall apply only if at the time of any application referred to below, the Federal Home Loan Mortgage Corporation ("**Freddie Mac**") has in effect a product described in its *Multifamily Seller/Servicer Guide* under which it purchases supplemental mortgages on multifamily properties that meet specified criteria (a "**Supplemental Mortgage Product**").

(b)   After the first anniversary of the date of this Instrument (the "**First Mortgage**"), Freddie Mac will consider an application from an originating lender that is generally approved by Freddie Mac to sell mortgages to Freddie Mac under the Supplemental Mortgage Product (an "**Approved Seller/Servicer**") for the purchase by Freddie Mac of a proposed indebtedness of Borrower to the Approved Seller/Servicer to be secured by one or more supplemental mortgages on the Mortgaged Property (such indebtedness and supplemental mortgages being referred to together as a "**Supplemental Mortgage**"). Freddie Mac will purchase each Supplemental Mortgage secured by the Mortgaged Property if the following conditions are satisfied:

(i)   At the time of the proposed Supplemental Mortgage, no Event of Default shall have occurred and be continuing and no event or condition shall have occurred and be continuing that, with the giving of Notice or the passage of time, or both, would become an Event of Default;

(ii) Borrower and the Mortgaged Property must be acceptable to Freddie Mac under its Supplemental Mortgage Product;

(iii) New loan documents must be entered into to reflect each Supplemental Mortgage, such documents to be acceptable to Freddie Mac in its sole discretion;

(iv) Each Supplemental Mortgage will not cause the combined debt service coverage ratio of the Mortgaged Property after each Supplemental Mortgage to be less than 1.25:1, subject to increase in accordance with Freddie Mac's then-current policies ("Required DSCR"), as determined by Freddie Mac. As used in this Section, the term "combined debt service coverage ratio" means, with respect to the Mortgaged Property, the ratio of (A) the annual net operating income from the operations of the Mortgaged Property at the time of the proposed Supplemental Mortgage to (B) the aggregate of the annual principal and interest payable on (I) the Indebtedness under this Instrument (using a 30-year amortization schedule), (II) any "Indebtedness" as defined in any security instruments recorded against the Mortgaged Property (using a 30-year amortization schedule for any Supplemental Mortgages) and (III) the proposed "Indebtedness" for any Supplemental Mortgage (using a 30-year amortization schedule). The annual net operating income of the Mortgaged Property will be as determined by Freddie Mac in its sole discretion considering factors such as income in place at the time of the proposed Supplemental Mortgage and income during the preceding twelve (12) months, and actual, historical and anticipated operating expenses. Freddie Mac shall determine the combined debt service coverage ratio of the Mortgaged Property based on its underwriting. Borrower shall provide Freddie Mac such financial statements and other information Freddie Mac may require to make these determinations;

(v) Each Supplemental Mortgage will not cause the combined loan to value ratio of the Mortgaged Property after each Supplemental Mortgage to exceed 72% ("Required LTV"), as determined by Freddie Mac. As used in this Section, "combined loan to value ratio" means, with respect to the Mortgaged Property, the ratio, expressed as a percentage, of (A) the aggregate outstanding principal balances of (I) the Indebtedness under this Instrument, (II) any "Indebtedness" as defined in any security instruments recorded against the Mortgaged Property and (III) the proposed "Indebtedness" for any Supplemental Mortgage, to (B) the value of the Mortgaged Property. Freddie Mac shall determine the combined loan to value ratio of the Mortgaged Property based on its underwriting. Borrower shall provide Freddie Mac such financial statements and other information Freddie Mac may require to make these determinations. In addition, Freddie Mac, at Borrower's expense, may obtain MAI appraisals of the Mortgaged Property in order to assist Freddie Mac in making the determinations hereunder. If Freddie Mac requires an appraisal, then the value of the Mortgaged Property that will be used to determine whether the Required LTV has been met shall be the lesser of (A) the appraised value set forth in such appraisal or (B) the value of the Mortgaged Property as determined by Freddie Mac;

(vi) The Borrower's organizational documents are amended to permit the Borrower to incur additional debt in the form of Supplemental Mortgages (Lender shall consent to such amendment(s));

(vii) One or more natural persons or entities acceptable to Freddie Mac executes and delivers to the Approved Seller/Servicer a guaranty in a form acceptable to Freddie Mac with respect to the exceptions to non-recourse liability described in Freddie Mac's form promissory note, unless Freddie Mac has elected to waive its requirement for a guaranty;

(viii) The loan term of each Supplemental Mortgage shall be coterminous with the First Mortgage or longer than the First Mortgage, including any "Extension Period" described in the Note secured by the First Mortgage, at Freddie Mac's discretion;

(ix) The Prepayment Premium Period (as defined in the Note) of each Supplemental Mortgage shall be coterminous with the Prepayment Premium Period or the combined Lockout Period and Defeasance Period (all, as defined in the Note), as applicable, of the First Mortgage;

(x) The interest rate of each Supplemental Mortgage will be determined by Freddie Mac in its sole and absolute discretion;

(xi) The Lender enters into an intercreditor agreement ("Intercreditor Agreement") acceptable to Freddie Mac and to Lender for each Supplemental Mortgage;

(xii) Borrower's payment of fees and other expenses charged by Lender, Freddie Mac, the Approved Seller/Servicer, and the Rating Agencies (including reasonable Attorneys' Fees and Costs) in connection with reviewing and originating each Supplemental Mortgage;

(xiii) Notwithstanding anything to the contrary in Section 7 of this Instrument, Borrower shall make deposits under this First Mortgage for the payment of any Impositions, so long as a Supplemental Mortgage is outstanding, and such deposits shall be credited to the payment of such Impositions under any Supplemental Mortgage;

(xiv) If any Supplemental Mortgage is outstanding, the Borrower must obtain the consent of the lender for each Supplemental Mortgage prior to agreeing to any modifications or amendments to the Loan Documents;

(xv) All other requirements of the Supplemental Mortgage Product must be met, unless Freddie Mac has elected to waive one or more of its requirements.

(c)   No later than 5 Business Days after Lender's receipt of a written request from Borrower, Lender shall provide the following information to an Approved Seller/Servicer upon Borrower's written request. Lender shall only be obligated to provide this information in connection with Borrower's request for a Supplemental Mortgage from an Approved Seller/Servicer; provided, however, if Freddie Mac is the owner of the Note, Lender shall not be obligated to provide such information:

(i)   the then-current outstanding principal balance of the First Mortgage;

(ii)   payment history of the First Mortgage;

(iii)   whether taxes, insurance, ground rents, replacement reserves, repair escrows, or other escrows are being collected on the First Mortgage and the amount of each such escrow as of the date of the request;

(iv)   whether any repairs, capital replacements or improvements or rental achievement or burn-off guaranty requirements are existing or outstanding under the terms of the First Mortgage;

(v)   a copy of the most recent inspection report for the Mortgaged Property;

(vi)   whether any modifications or amendments have been made to the Loan Documents for the First Mortgage since origination of the First Mortgage and, if applicable, a copy of such modifications and amendments; and

(vii)   whether to Lender's knowledge any Event of Default exists under the First Mortgage.

(d)   Lender shall have no obligation to consent to any mortgage or lien on the Mortgaged Property that secures any indebtedness other than the Indebtedness, except as set forth herein.

(e)   If a Supplemental Mortgage is made to Borrower, Borrower agrees that the terms of the Intercreditor Agreement shall govern with respect to any distributions of excess proceeds by Lender to the Approved Seller/Servicer, Freddie Mac or their successors and/or assigns (collectively, the "Junior Lender"), and Borrower agrees that Lender may distribute any excess proceeds received by Lender pursuant to the Loan Documents to Junior Lender pursuant to the Intercreditor Agreement.

44.   DEFEASANCE (Section Applies if Loan is Assigned to REMIC Trust Prior to the Cut-off Date).   This Section 44 shall apply in the event the Note is assigned to a REMIC trust prior to the Cut-off Date, and, subject to Section 44(a) and (c) below, Borrower shall have the right to defease the Loan in whole ("Defeasance") and obtain the release of the Mortgaged Property from the lien of this Instrument upon the satisfaction of the following conditions:

(a)   Borrower shall not have the right to obtain Defeasance at any of the following times:

(i)   if the Loan is not assigned to a REMIC trust;

(ii)   during the Lockout Period (as defined in the Note);

(iii)   after the expiration of the Defeasance Period (as defined in the Note); or

(iv)   after Lender has accelerated the maturity of the unpaid principal balance of, accrued interest on, and other amounts payable under, the Note pursuant to Section 6 of the Note.

(b)   Borrower shall give Lender Notice (the "**Defeasance Notice**") specifying a Business Day (the "**Defeasance Closing Date**") on which Borrower desires to close the Defeasance. The Defeasance Closing Date specified by Borrower may not be more than 60 calendar days, nor less than 30 calendar days, after the date on which the Defeasance Notice is received by Lender. Lender will acknowledge receipt of the Defeasance Notice and will state in such receipt whether Lender will designate the Successor Borrower or will permit Borrower to designate the Successor Borrower.

(c)   The Defeasance Notice must be accompanied by a $10,000 non-refundable fee (the "**Defeasance Fee**"). If Lender does not receive the Defeasance Fee, then Borrower's right to obtain Defeasance pursuant to that Defeasance Notice shall terminate.

(d)   (i)   If Borrower timely pays the Defeasance Fee, but Borrower fails to perform its other obligations hereunder, Lender shall have the right to retain the Defeasance Fee as liquidated damages for Borrower's default and, except as provided in Section 44(d)(ii), Borrower shall be released from all further obligations under this Section 44. Borrower acknowledges that Lender will incur financing costs in arranging and preparing for the release of the Mortgaged Property from the lien of this Instrument in reliance on the executed Defeasance Notice. Borrower agrees that the Defeasance Fee represents a fair and reasonable estimate, taking into account all circumstances existing on the date of this Instrument, of the damages Lender will incur by reason of Borrower's default.

(ii)   In the event that the Defeasance is not consummated on the Defeasance Closing Date for any reason, Borrower agrees to reimburse Lender for all third party costs and expenses (other than financing costs covered by Section 44(d)(i) above) incurred by Lender in reliance on the executed Defeasance Notice, within 5 Business Days after Borrower receives a written demand for payment, accompanied by a statement, in reasonable detail, of Lender's third party costs and expenses.

(iii)   All payments required to be made by Borrower to Lender pursuant to this Section 44 shall be made by wire transfer of immediately available funds to the account(s) designated by Lender in its acknowledgement of the Defeasance Notice.

(e)   No Event of Default has occurred and is continuing.

(f)   The documents required to be delivered to Lender on or prior to the Defeasance Closing Date are:

(i)   an opinion of counsel for Borrower, in form and substance satisfactory to Lender, to the effect that Lender has a valid and perfected lien and security interest of first priority in the Defeasance Collateral and the proceeds thereof;

(ii)   an opinion of counsel for Borrower, in form and substance satisfactory to Lender, to the effect that the Pledge Agreement is duly authorized, executed, delivered and enforceable against Borrower in accordance with the respective terms;

(iii)   unless waived by Lender or unless Lender designates the Successor Borrower, an opinion of counsel for Successor Borrower, in form and substance satisfactory to Lender, to the effect that the Transfer and Assumption Agreement is duly authorized, executed, delivered and enforceable against Successor Borrower in accordance with the respective terms;

(iv)   unless waived by Lender or unless Lender designates the Successor Borrower, an opinion of counsel for Successor Borrower, in form and substance satisfactory to Lender, to the effect that the Successor Borrower has been validly created;

(v)   if Borrower designates the Successor Borrower, an opinion of counsel for Successor Borrower, in form and substance satisfactory to Lender and to the Rating Agencies, with regard to nonconsolidation of the assets of the Successor Borrower with those of its Affiliates by a bankruptcy court;

(vi)   unless waived by Lender, an opinion of counsel for Borrower, in form and substance satisfactory to Lender, to the effect that:

     (A)   if, as of the Defeasance Closing Date, the Note is held by a REMIC trust, (1) the Defeasance has been effected in accordance with the requirements of Treasury Regulation Section 1.860G-2(a)(8) (as such regulation may be modified, amended or replaced from time to time), (2) the qualification and status of the REMIC trust as a REMIC will not be adversely affected or impaired as a result of the Defeasance, and (3) the REMIC trust will not incur a tax under Section 860G(d) of the Tax Code as a result of the Defeasance, and

     (B)   the Defeasance will not result in a "sale or exchange" of the Note within the meaning of Section 1001(c) of the Tax Code and the temporary and final regulations promulgated thereunder;

(vii)   if any certificates evidencing the Securitization remain outstanding, a Rating Confirmation;

(viii)   unless waived by Lender, a written certificate from an independent certified public accounting firm (reasonably acceptable to Lender), confirming that the Defeasance Collateral will generate cash sufficient to make all Scheduled Debt Payments as they fall due under the Note, including full payment due on the Note on the Maturity Date;

(ix)   Lender's form of a pledge and security agreement ("Pledge Agreement") and financing statements which pledge and create a first priority security interest in the Defeasance Collateral in favor of Lender;

(x)   Lender's form of a transfer and assumption agreement ("**Transfer and Assumption Agreement**"), whereupon Borrower and any guarantor (in each case, subject to satisfaction of all requirements hereunder) shall be relieved from liability in connection with the Loan (other than any liability under Section 18 of this Instrument for events that occur prior to the Defeasance Closing Date, whether discovered before or after the Defeasance Closing Date) and Successor Borrower shall assume all remaining obligations;

(xi)   Forms of all documents necessary to release the Mortgaged Property from the liens created by this Instrument and related UCC financing statements (collectively, "**Release Instruments**"), each in appropriate form required by the state in which the Property is located; and

(xii)   such other opinions, certificates, documents or instruments as Lender may reasonably request;

(g)   Borrower shall deliver to Lender on or prior to the Defeasance Closing Date:

(i)   The Defeasance Collateral which meets all requirements of Section 44(g)(ii) below and is owned by Borrower, free and clear of all liens and claims of third-parties;

(ii)   The Defeasance Collateral must be in an amount to provide for (A) redemption payments to occur prior, but as close as possible, to all successive Installment Due Dates occurring under the Note after the Defeasance Closing Date and (B) deliver redemption proceeds at least equal to the amount of principal and interest due on the Note on each Installment Due Date including full payment due on the Note on the Maturity Date ("**Scheduled Debt Payments**"). The Defeasance Collateral shall be arranged such that redemption payments received from the Defeasance Collateral are paid directly to Lender to be applied on account of the Scheduled Debt Payments. Unless otherwise agreed in writing by Lender, the pledge of the Defeasance Collateral shall be effectuated through the book-entry facilities of a qualified securities intermediary designated by Lender in conformity with all applicable laws; and

(iii)   All accrued and unpaid interest and all other sums due under the Note, this Instrument and under the other Loan Documents, including, without limitation, all amounts due under Section 44(i) below, up to the Defeasance Closing Date shall be paid in full on or prior to the Defeasance Closing Date.

(h)   If Lender permits Borrower to designate the Successor Borrower, then Borrower shall, at Borrower's expense, designate or establish an accommodation borrower ("**Successor Borrower**") satisfactory to Lender (or Lender, at its option, may designate the Successor Borrower) which satisfies Lender's then current requirements for a "Single Purpose Entity" to assume at the time of Defeasance ownership of the Defeasance Collateral and liability for all of Borrower's obligations under the Pledge Agreement and the Loan Documents (to the extent that liability thereunder survives release of this Instrument). Borrower shall pay to Successor Borrower a fee of $1,000.00 as consideration of Successor Borrower's assumption of Borrower's obligations under the Loan Documents. Notwithstanding any contrary provision hereunder, no Transfer fee is payable to Lender upon a Transfer of the Loan in accordance with this Section.

(i) Borrower shall pay all reasonable costs and expenses incurred by Lender in connection with the Defeasance in full on or prior to the Defeasance Closing Date, which payment is required prior to Lender's issuance of the Release Instruments and whether or not Defeasance is completed. Such expenses include, without limitation, all fees, costs and expenses incurred by Lender and its agents in connection with the Defeasance (including, without limitation, reasonable Attorneys' Fees and Costs for the review and preparation of the Pledge Agreement and of the other materials described herein and any related documentation, and any servicing fees, Rating Agencies' fees or other costs related to the Defeasance); the cost incurred by Lender to obtain a Rating Confirmation contemplated hereunder; reasonable Attorneys' Fees and Costs; and a processing fee to cover Lender's administrative costs to process Borrower's Defeasance request. Lender reserves the right to require that Borrower post a deposit to cover costs which Lender reasonably anticipates will be incurred.

45. INTENTIONALLY DELETED.

46. LENDER'S RIGHTS TO SELL OR SECURITIZE. Borrower acknowledges that Lender, and each successor to Lender's interest, may (without prior Notice to Borrower or Borrower's prior consent), sell or grant participations in the Loan (or any part thereof), sell or subcontract the servicing rights related to the Loan, securitize the Loan or include the Loan as part of a trust. Borrower, at its expense, agrees to cooperate with all reasonable requests of Lender in connection with any of the foregoing including, without limitation, executing any financing statements or other documents deemed necessary by Lender or its transferee to create, perfect or preserve the rights and interest to be acquired by such transferee, providing any updated financial information with appropriate verification through auditors letters, delivering a so called "10b-5" opinion, revised organizational documents and counsel opinions satisfactory to the Rating Agencies, executed amendments to the Loan Documents, and review information contained in a preliminary or final private placement memorandum, prospectus, prospectus supplements or other Disclosure Document, and providing a mortgagor estoppel certificate and such other information about Borrower, any SPE Equity Owner, any guarantor, any Property Manager or the Mortgaged Property as Lender may require for Lender's offering materials.

47. SECURITIZATION INDEMNIFICATION. Borrower and each guarantor agree to provide in connection with each Disclosure Document, an indemnification certificate: (a) certifying that all sections of such Disclosure Document relating to Borrower, any SPE Equity Owner, any guarantors, any Property Manager, their respective Affiliates, the Loan, the Loan Documents and the Mortgaged Property, and any risks or special considerations relating thereto, including, without limitation, the sections entitled "Special Considerations," and/or "Risk Factors," and "Certain Legal Aspects of the Mortgage Loan," or similar sections, as such sections relate thereto, have been carefully examined, and that, to the best of such indemnitor's knowledge, such sections (and any other sections reasonably requested) do not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in the light of the circumstances under which they were made, not misleading; (b) indemnifying Lender (and for purposes of this Section 47, Lender shall include its officers and directors) and any Affiliate of Lender that (i) has filed the registration statement, if any, relating to the Securitization and/or (ii) which is acting as issuer, depositor, sponsor and/or in a similar capacity with respect to the Securitization (any entity described in (i) or (ii), an "Issuer Person"), and each director and officer of any Issuer Person, and each entity who Controls any Issuer Person within the meaning of Section 15 of the Securities Act or Section 20 of the Securities Exchange Act (collectively, "Issuer Group"), and each entity which is acting as an underwriter, manager, placement agent, initial purchaser or in a similar capacity with respect to the Securitization, each of its directors and officers and each entity who Controls any such entity within the meaning of Section 15 of the Securities Act or Section 20 of the Securities Exchange Act which is acting as an underwriter, manager, placement agent, initial purchaser or in a similar capacity with respect to the Securitization, each of its directors and officers and each entity who Controls any such entity within the meaning of Section 15 of the Securities Act and Section 20 of the Securities Exchange Act (collectively, "Underwriter Group") for any losses to which Lender, the Issuer Group or the Underwriter Group may become subject insofar as the losses arise out of or are based upon any untrue statement of any material fact contained in such section or arise out of or are based upon the omission to state therein a material fact required to be stated in such sections necessary in order to make the statements in such sections or in light of the circumstances under which they were made, not misleading (collectively, "Securities Liabilities"); and (c) agreeing to reimburse Lender, the Issuer Group and the Underwriter Group for any legal or other expenses reasonably incurred by Lender, the Issuer Group and the Underwriter Group in investigating or defending the Securities Liabilities; provided, however, that indemnitor will be liable under clauses (b) or (c) above only to the extent that such Securities Liabilities arise out of, or are based upon, any such untrue statement or omission made therein in reliance upon, and in conformity with, information furnished to Lender or any member of the Issuer Group or Underwriter Group by or on behalf of Borrower or a guarantor in connection with the preparation of the Disclosure Documents or in connection with the underwriting of the Loan, including, without limitation, financial statements of Borrower, any SPE Equity Owner or any guarantor, and operating statements, rent rolls, environmental site assessment reports and property condition reports with respect to the Mortgaged Property (other than any such misstatements contained in (or omissions from) third party reports prepared by third parties not affiliated directly or indirectly with Borrower). This indemnity is in addition to any liability which Borrower may otherwise have and shall be effective whether or not an indemnification certificate described above is provided and shall be applicable based on information previously provided by or on behalf of Borrower or a guarantor if the indemnification certificate is not provided. Notwithstanding the foregoing, any indemnification certificate may expressly exclude any information contained in third party reports prepared by parties that are not Affiliates of Borrower or any guarantor ("Third Party Information"), and the obligations and liability of Borrower and any guarantor pursuant to this Section shall not extend to the Third Party Information.

48. **WARRANTIES OF BORROWER.** Borrower, for itself and its successors and assigns, does hereby represent, warrant and covenant to and with Lender, its successors and assigns, that:

(a) The representations, warranties and covenants contained in this Instrument survive for as long as any Indebtedness remains outstanding;

(b) None of the items shown in the Schedule of Title Exceptions will materially or adversely affect (i) the ability of the Borrower to pay the Loan in full, (ii) the use for which all or any part of the Mortgaged Property is being used at the time this Instrument was executed, except as set forth in Section 11 of this Instrument, (iii) the operation of the Mortgaged Property or (iv) the value of the Mortgaged Property;

(c) Borrower is not an "investment company", or a company Controlled by an "investment company," as such terms are defined in the Investment Company Act of 1940, as amended;

(d)   Borrower is not an "employee benefit plan," as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), which is subject to Title I of ERISA and the assets of Borrower do not constitute "plan assets" of one or more such plans within the meaning of 29 C.F.R. Section 2510.3-101;

(e)   Borrower will give prompt written Notice to Lender of any litigation or governmental proceedings pending or, to the best of Borrower's knowledge, threatened (in writing) against Borrower which might have a Material Adverse Effect as defined below.

(f)   There are no judicial, administrative, mediation or arbitration actions, suits or proceedings pending or, to the best of Borrower's knowledge, threatened (in writing) against or affecting Borrower (and, if Borrower is a limited partnership, any of its general partners or if Borrower is a limited liability company, any member of Borrower) or the Mortgaged Property which, if adversely determined, would have a material adverse effect on (i) the Mortgaged Property, (ii) the business, prospects, profits, operations or condition (financial or otherwise) of Borrower, (iii) the enforceability, validity, perfection or priority of the lien of any Loan Document, or (iv) the ability of Borrower to perform any obligations under any Loan Document (collectively, a "Material Adverse Effect").

(g)   With regard to ERISA:

(i)   Borrower shall not engage in any transaction which would cause an obligation, or action taken or to be taken, hereunder (or the exercise by Lender of any of its rights under the Note, this Instrument or any of the other Loan Documents) to be a non-exempt (under a statutory or administrative class exemption) prohibited transaction under ERISA.

(ii)   Borrower further covenants and agrees to deliver to Lender such certifications or other evidence from time to time throughout the term of this Instrument, as requested by Lender in its sole discretion, that (A) Borrower is not an "employee benefit plan" as defined in Section 3(e) of ERISA, which is subject to Title I of ERISA, or a "governmental plan" within the meaning of Section 3(3) of ERISA; (B) Borrower is not subject to state statutes regulating investments and fiduciary obligations with respect to governmental plans; and (C) one or more of the following circumstances is true:

(1)   Equity interests in Borrower are publicly offered securities within the meaning of 29 C.F.R. Section 2510.3-101(b)(2), as amended from time to time or any successor provision;

(2)   Less than twenty-five percent (25%) of each outstanding class of equity interests in Borrower are held by "benefit plan investors" within the meaning of 29 C.F.R. 2510.3-101(f)(2), as amended from time to time or any successor provision; or

(3)   Borrower qualifies as an "operating company" or a "real estate operating company" within the meaning of 29 C.F.R. Section 2510.3-101(c), as amended from time to time or any successor provision, or within the meaning of 29 C.F.R. Section 2510.3-101(e) as an investment company registered under the Investment Company Act of 1940.

(iii) **BORROWER SHALL INDEMNIFY LENDER AND DEFEND AND HOLD LENDER HARMLESS FROM AND AGAINST ALL CIVIL PENALTIES, EXCISE TAXES, OR OTHER LOSS, COST, DAMAGE AND EXPENSE (INCLUDING, WITHOUT LIMITATION, REASONABLE ATTORNEYS' FEES AND COSTS INCURRED IN THE INVESTIGATION, DEFENSE AND SETTLEMENT OF CLAIMS AND LOSSES INCURRED IN CORRECTING ANY PROHIBITED TRANSACTION OR IN THE SALE OF A PROHIBITED LOAN, AND IN OBTAINING ANY INDIVIDUAL PROHIBITED TRANSACTION EXEMPTION UNDER ERISA THAT MAY BE REQUIRED, IN LENDER'S SOLE DISCRETION) THAT LENDER MAY INCUR, DIRECTLY OR INDIRECTLY, AS A RESULT OF DEFAULT UNDER THIS SECTION 48. THIS INDEMNITY SHALL SURVIVE ANY TERMINATION, SATISFACTION OR FORECLOSURE OF THIS INSTRUMENT.**

49. **COOPERATION WITH RATING AGENCIES AND INVESTORS.** Borrower covenants and agrees that in the event Lender decides to include the Loan as an asset of a Secondary Market Transaction, Borrower shall (a) at Lender's request, meet with representatives of the Rating Agencies and/or investors to discuss the business and operations of the Mortgaged Property, and (b) permit Lender or its representatives to provide related information to the Rating Agencies and/or investors, and (c) cooperate with the reasonable requests of the Rating Agencies and/or investors in connection with all of the foregoing.

50. **RESERVED.**

51. **RESERVED.**

52. **RESERVED.**

53. **RESERVED.**

54. **RESERVED.**

55. **RESERVED.**

56. **RESERVED.**

57. **RESERVED.**

58. **RESERVED.**

59. **RESERVED.**

60. **ACCELERATION; REMEDIES.** At any time during the existence of an Event of Default, Lender, at Lender's option, may declare the Indebtedness to be immediately due and payable without further demand and Lender shall have the STATUTORY POWER OF SALE and any other remedies permitted by applicable law or provided in this Instrument or in any other

Loan Document. Borrower acknowledges that the power of sale granted in this Instrument may be exercised by Lender through the Trustee without prior judicial hearing. Borrower has the right to bring an action to assert the non-existence of an Event of Default or any other defense of Borrower to acceleration and sale. Lender shall be entitled to collect all costs and expenses incurred in pursuing such remedies, including attorneys' fees, costs of documentary evidence, abstracts and title reports.

If Lender invokes the power of sale, Trustee shall give notice of sale by public advertisement for the time and in the manner provided by the laws of Tennessee, and Lender or Trustee shall mail a copy of the notice of sale to Borrower in the manner provided in Section 31 of this Instrument, provided that such notice is in compliance with Tennessee law. Trustee, without demand on Borrower, shall sell the Mortgaged Property at the time and under the terms designated in the notice of sale at public auction to the highest bidder, in one or more parcels and in such order as Trustee may determine and in bar of the right of redemption (statutory or otherwise), the right of redemption granted by § 66-8-101 of the Tennessee Code, the equity of redemption and the other rights provided in Section 65 of this Instrument. Trustee may postpone sale of all or any part of the Mortgaged Property by public announcement at the time and place of any previously scheduled sale. Lender or Lender's designee may purchase the Mortgaged Property at any sale. The sale or sales by Trustee of less than the whole of the Mortgaged Property shall not exhaust the power of sale granted in this Instrument, and the Trustee is specifically empowered to make successive sale or sales under such power until the whole of the Mortgaged Property shall be sold; and if the proceeds of such sale or sales of less than the whole of the Mortgaged Property shall be less than the aggregate of the Indebtedness and the expenses thereof, this Instrument and the lien, security interest and assignment hereof shall remain in full force and effect as to the unsold portion of the Mortgaged Property; provided, however, that Borrower shall never have any right to require the sale or sales of less than the whole of the Mortgaged Property, but Lender shall have the right at its sole election, to request Trustee to sell less than the whole of the Mortgaged Property.

Trustee shall deliver to the purchaser at the sale, within a reasonable time after the sale, a deed conveying the Mortgaged Property so sold without any covenant or warranty, express or implied. The recitals in Trustee's deed shall be prima facie evidence of the truth of the statements made therein. Trustee shall apply the proceeds of the sale in the following order: (a) to all costs and expenses of the sale, including Trustee's fees not to exceed 5% of the gross sales price, attorneys' fees and costs of title evidence; (b) to any advancements made by the Trustee or the Lender pursuant hereto, with interest thereon; (c) to the Indebtedness in such order as Lender, in Lender's sole discretion, directs; and (d) the excess, if any, to the Borrower, or to such person or persons legally entitled thereto.

At the request of the Lender the Trustee shall sell the Personalty concurrently with and in conjunction with a sale of the Mortgaged Property, in which case the provisions of the preceding Section shall apply to the Personalty as well as the Mortgaged Property. Borrower stipulates and agrees that a sale of the Personalty in conjunction with the Mortgaged Property is a commercially reasonable manner of disposing of the Personalty. Alternatively, Lender may sell or otherwise dispose of the Personalty separately and apart from the Mortgaged Property in the time and manner provided by the Uniform Commercial Code.

61.   RELEASE. Upon payment of the Indebtedness, Lender shall release this Instrument. Borrower shall pay Lender's reasonable costs incurred in releasing this Instrument.

62.   SUBSTITUTE TRUSTEE. Lender, at Lender's option, may from time to time remove Trustee and appoint a successor trustee to any Trustee appointed hereunder by an

instrument recorded in the county in which this Instrument is recorded. Without conveyance of the Mortgaged Property, the successor trustee shall succeed to all the title, power and duties conferred upon the Trustee herein and by applicable law.

63. **NO CONSENT TO SENIOR LIENS.** Lender has not consented and will not consent to any contract or to any work or to the furnishing of any materials which might be deemed to create a lien or liens superior to the lien of this Instrument, either under § 66-11-108 of Tennessee Code Annotated, or otherwise.

64. **WAIVER OF TRUSTEE'S BOND.** Borrower waives the necessity of the Trustee appointed hereunder, or any successor in trust, making oath or giving bond.

65. **WAIVER OF HOMESTEAD, DOWER, CURTESY AND REDEMPTION.** Borrower waives all right of homestead exemption in and equitable and statutory redemption of the Mortgaged Property, and Borrower relinquishes all right of dower and curtesy in the Mortgaged Property.

66. **WAIVER OF TRIAL BY JURY. BORROWER AND LENDER EACH (A) COVENANTS AND AGREES NOT TO ELECT A TRIAL BY JURY WITH RESPECT TO ANY ISSUE ARISING OUT OF THIS INSTRUMENT OR THE RELATIONSHIP BETWEEN THE PARTIES AS BORROWER AND LENDER THAT IS TRIABLE OF RIGHT BY A JURY AND (B) WAIVES ANY RIGHT TO TRIAL BY JURY WITH RESPECT TO SUCH ISSUE TO THE EXTENT THAT ANY SUCH RIGHT EXISTS NOW OR IN THE FUTURE. THIS WAIVER OF RIGHT TO TRIAL BY JURY IS SEPARATELY GIVEN BY EACH PARTY, KNOWINGLY AND VOLUNTARILY WITH THE BENEFIT OF COMPETENT LEGAL COUNSEL.**

ATTACHED EXHIBITS. The following Exhibits are attached to this Instrument:

|X| Exhibit A   Description of the Land (required).

|X| Exhibit B   Modifications to Instrument

IN WITNESS WHEREOF, Borrower has signed and delivered this Instrument or has caused this Instrument to be signed and delivered by its duly authorized representative.

NLP WHITWORTH, LLC, a Delaware limited liability company

By: NTS Realty Holdings Limited Partnership, a Delaware limited partnership, its sole member

By: NTS Realty Capital, Inc., a Delaware corporation, its managing general partner

By: [signature]
Name: Neil A. Mitchell
Title: Sr. Vice Pres

STATE OF Kentucky, Jefferson County ss:

On this 7th day of December, 2009, before me personally appeared Neil A. Mitchell, Sr. Vice Pres of NTS Realty Capital, Inc., a Delaware corporation, the managing general partner of NTS Realty Holdings Limited Partnership, a Delaware limited partnership, the sole member of NLP Whitworth, LLC, a Delaware limited liability company, to me known to be the person who executed the foregoing instrument on behalf of said limited liability company, and acknowledged the execution of the same to be the free act and deed of said limited liability company. Witness my hand and official seal.

My Commission Expires: April 27, 2010



[signature]
Notary Public

SUSAN M. HOWARD NOTARY PUBLIC STATE AT LARGE, KY

EXHIBIT A

Legal Description

Grove at Whitworth Apartments

Tract 1:

Being Lot 1A as shown on the Plan of The Grove at Richland of record in Plat Book 9700, Page 285, R.O.D.C., being more particularly described as follows:

BEGINNING at the point of intersection of the southerly margin of Richardson Avenue and the westerly margin of I-440;

THENCE, with I-440, S 32° 20' 33" E, 501.71 feet to a point;
THENCE, S 25° 15' 27" E, 100.46 feet to a point;
THENCE, S 31° 05' 28" E, 25.00 feet to a point;
THENCE, leaving said I-440 with the northerly line of Lot 2 of The Grove at Richland of record in Plat Book 9700, Page 772, R.O.D.C., the following calls:
S 57° 39' 27" W, 250.00 feet to a point,
N 80° 35' 14" W, 74.70 feet to a point,
S 27° 39' 27" W, 79.50 feet to a point,
S 57° 39' 27" W, 258.37 feet to a point,
S 33° 35' 22" W, 34.90 feet to a point,
N 72° 20' 34" W, 15.00 feet to a point,
N 37° 20' 33" W, 37.71 feet to a point,
S 52° 39' 27" W, 241.71 feet to a point in the easterly margin of Elmington Avenue;

THENCE, with said margin and a curve concave to the east having a central angle of 42° 58' 48", a radius of 680.00 feet and a chord of N 29° 42' 31" W, 498.22 feet for an arc length of 510.10 feet to a point;

THENCE, leaving said margin with the southerly line of Elmington Condominiums of record in Plat Book 4660, Page 60, R.O.D.C., N 78° 10' 11" E, 294.38 feet to a point;

THENCE, with the east line of Elmington Condominiums, N 04° 40'53" E, 351.97 feet to a point in the southerly margin of Richardson Avenue;
THENCE, with said margin, N 77° 31' 37" E, 51.07 feet to a point;
THENCE, leaving said margin with the line of The Grove at Whitworth Condominiums of record in Plat Book 7900, Page 735, R.O.D.C., the following calls:

S 32° 20' 33" E, 261.00 feet to a point,
N 57° 39' 27" E, 100.30 feet to a point,
N 32° 20' 33" W, 9.00 feet to a point,
N 57° 39' 27" E, 88.66 feet to a point,
N 32° 20' 33" W, 209.43 feet to a point, in the southerly margin of Richardson Avenue;

THENCE, with said margin and a curve concave to the north having a central angle of 03° 07' 05", a radius of 633.29 feet and a chord of N 60° 04' 58" E, 34.46 feet for an arc length of 34.46 feet to a point;
THENCE, N 61° 56' 35" E, 120.04 feet to a point;

THENCE, N 62° 32' 34" E, 29.91 feet to the Point of Beginning.

Containing 484,648 square feet or 11.13 acres, more or less.

TOGETHER WITH a non-exclusive perpetual easement for pedestrian and vehicular ingress and egress over Tract 2, more particularly described in the Master Deed for the Grove at Whitworth Condominiums recorded in Book 9372, page 651, Register's Office for Davidson County, Tennessee.

Tract 2:

Condominium Description:

Unit Nos. 601, 602, 603, 604, 605, 606, 607, 701, 702, 703, 704, 705 and 706 on the Plan of The Grove At Whitworth Condominiums, a Horizontal Property Regime as shown on Plat of record in Book 7900, page 735, Register's Office for Davidson County, Tennessee (the "Plat"), and as further described in the Master Deed for The Grove At Whitworth Condominiums recorded in Book 9372, page 651, said Register's Office (the "Master Deed"), to which instruments reference is hereby made for a more particular description, and together with all common elements, limited common elements, air space rights, easements, rights, improvements and all other property interests that are expressly subject to condominium ownership pursuant to said Plat and Master Deed.

The land on which the above-reference condominiums are located is described as follows:

Being Lot 1B as shown on the plan of The Grove at Whitworth Condominiums of record in Plat Book 7900, Page 735, R.O.D.C., being more particularly described as follows:

BEGINNING at a point in the southerly margin of Richardson Avenue at the northwest corner of herein described tract;
THENCE, with said margin, N 77° 31' 37" E, 18.84 feet to a point;
THENCE, with a curve concave to the north having a central angle of 15° 53' 08", a radius of 633.29 feet and a chord of N 69° 35' 04" E, 175.02 feet for an arc length of 175.58 feet to a point;
THENCE, leaving said Richardson Avenue with the line of The Grove at Richland of record in Plat Book 9700, Page 285, R.O.D.C., the following calls:

S 32° 20' 33" E, 209.43 feet to a point,
S 57° 39' 27" W, 88.66 feet to a point,
S 32° 20' 33" E, 9.00 feet to a point,
S 57° 39' 27" W, 100.30 feet to a point,
N 32° 20' 33" W, 261.00 feet to the Point of Beginning.

Containing 43,561 square feet or 1.00 acres, more or less.

TOGETHER WITH a non-exclusive and perpetual easement for vehicular and pedestrian access, ingress and egress as contained in that certain Cross Ingress/Egress Easement Agreement between HSW Whitworth-I, L.P. and HSW Whitworth-II, L.P., of record in Book 10162, page 283, as re-recorded in Book 10171, page 672, said Register's Office.

EXHIBIT B

MODIFICATIONS TO INSTRUMENT

The following modifications are made to the text of the Instrument that precedes this Exhibit:

I.   TRANSACTION SPECIFIC MODIFICATIONS.

1.   The definition of "Loan Documents" in Section 1 must be modified as follows:

"Loan Documents" means the Note, this Instrument, the Assignment of Management Agreement, the Master Cross-Collateralization Agreement, all guaranties, all indemnity agreements, all Collateral Agreements, O&M Programs, the MMP and any other documents now or in the future executed by Borrower, any guarantor or any other Person in connection with the Loan evidenced by the Note, as such documents may be amended from time to time. As more fully set forth in Section 69 below, this Instrument secures all of Borrower's obligations under the Master Cross-Collateralization Agreement, including Borrower's obligation to pay the "Total Indebtedness." However, the Master Cross-Collateralization Agreement will not be considered a Loan Document for the purpose of establishing the Indebtedness as defined in this Instrument and in the Note. The definition of Total Indebtedness under the Master Cross-Collateralization Agreement includes the Indebtedness under this Instrument. However, the definition of Indebtedness under this Instrument does not include that portion of the Total Indebtedness for which Borrower would not be liable if the Master Cross-Collateralization Agreement was not in effect.

2.   The following definition must be inserted in Section 1:

(vvvv)   "Master Cross-Collateralization Agreement" means the Master Cross-Collateralization Agreement of even date herewith by and among Borrower, Lender and the other parties named therein.

3   The fourth sentence of Section 7(b) is deleted and replaced with the following:

Lender shall hold the Imposition Deposits in an interest bearing account. Any interest earned on such moneys shall be added to the Imposition Deposits and disbursed in accordance with the terms and provisions of this Instrument. Lender shall not be responsible for any losses resulting from investment of the Imposition Deposits or for obtaining any specific level or percentage of earnings on such Imposition Deposits.

4.   The first paragraph of Section 44 is modified as follows:

This Section 44 shall apply in the event the Note is assigned to a REMIC trust prior to the Cut-off Date, and, subject to Section 44(a) and (c) below, Borrower shall have the right either (x) to defease the Loan in whole and obtain the release of the Mortgaged Property from the lien of this Instrument, or (y) to defease the Loan in part as set forth in Section 68 ("Defeasance"), upon the satisfaction of the following conditions:

5.   Section 44(f)(viii) is modified as follows:

(viii)   unless waived by Lender, a written certificate from an independent certified public accounting firm (reasonably acceptable to Lender), confirming that the

Defeasance Collateral will (A) in the event of a Defeasance of the entire Loan, generate cash sufficient to make all Scheduled Debt Payments as they fall due under the Note, including full payment due on the Note on the Maturity Date, or (B) in the event of a partial Defeasance, generate cash sufficient to make all Scheduled Debt Payments as they fall due under the Defeased Note, including full payment on the Defeased Note on the Maturity Date;

6. Section 44(f)(x) is modified as follows:

(x) Lender's form of a transfer and assumption agreement (**"Transfer and Assumption Agreement"**), whereupon Borrower and any guarantor (in each case, subject to satisfaction of all requirements hereunder) shall be relieved or, in the case of a partial Defeasance, partially relieved from liability in connection with the Loan (other than, in the event of a Defeasance of the entire Loan, any liability under Section 18 of this Instrument for events that occur prior to the Defeasance Closing Date, whether discovered before or after the Defeasance Closing Date) and Successor Borrower shall assume all remaining obligations;

7. Section 44(f)(xi) is modified as follows:

(xi) In the event of a Defeasance of the entire Loan, forms of all documents necessary to release the Mortgaged Property from the liens created by this Instrument and related UCC financing statements (collectively, **"Release Instruments"**), each in appropriate form required by the state in which the Mortgaged Property is located; and

8. Section 44(g)(ii) is modified as follows:

(ii) The Defeasance Collateral must be in an amount to provide for (A) redemption payments to occur prior, but as close as possible, to all successive Installment Due Dates occurring under the Note or, in the event of a partial Defeasance, the Defeased Note, after the Defeasance Closing Date and (B) deliver redemption proceeds at least equal to (1) in the event of a Defeassance of the entire Loan, the amount of principal and interest due on the Note on each Installment Due Date including full payment due on the Note on the Maturity Date or (2) in the event of a partial Defeasance, the amount of principal and interest due on the Defeased Note on each Installment Due Date including full payment due on the Defeased Note on the Maturity Date (**"Scheduled Debt Payments"**). The Defeasance Collateral shall be arranged such that redemption payments received from the Defeasance Collateral are paid directly to Lender to be applied on account of the Scheduled Debt Payments. Unless otherwise agreed in writing by Lender, the pledge of the Defeasance Collateral shall be effectuated through the book-entry facilities of a qualified securities intermediary designated by Lender in conformity with all applicable laws; and

9. The following new Section 44(j) must be inserted:

(j) With respect to any partial Defeasance, Borrower shall execute and deliver to Lender all documents necessary to amend and restate the Note with two substitute notes: one note having a principal balance equal to the defeased portion of the Loan (the **"Defeased Note"**) and one note having a principal balance equal to the undefeased portion of the Loan (the **"Undefeased Note"**). The Undefeased Note may be the subject of a further Defeasance in accordance with the terms of this Section 44. The term "Note," as used in this Section 44, refers to the Undefeased Note that is the subject of further Defeasance.

10. The following new Section is added at the end of the Instrument after the last numbered Section, but there are no Sections between the last numbered Section and Section 68:

68. **PARTIAL DEFEASANCE.** The Loan is cross-collateralized with certain other loans, subject to the terms of the Master Cross-Collateralization Agreement. The Master Cross-Collateralization Agreement provides that, under certain circumstances, a borrower named therein may obtain the release of the mortgage securing a particular loan, subject to (i) the prepayment or defeasance, as applicable, of the amount of the outstanding indebtedness under such loan, and (ii) on a pro-rata basis, the prepayment or defeasance, as applicable, of the indebtedness of the other loans remaining outstanding under the Master Cross-Collateralization Agreement in the total amount of the "Release Price" or "Defeasance Release Price" defined in the Master Cross-Collateralization Agreement. During the Defeasance Period, Borrower will have the right to partially defease the Loan in the amount of any part of a "Defeasance Release Price" allocated to the Loan subject to the provisions of Section 44.

11. The following new Sections are added to the Instrument:

69. **CROSS COLLATERALIZATION.** The Indebtedness and all other obligations of Borrower under the Loan Documents ("**Borrower Obligations**") are also secured pursuant to the terms of that certain Master Cross-Collateralization Agreement ("**Master Cross-Collateralization Agreement**") dated of even date herewith and executed by Lender and Borrower and the other borrowers named therein ("**Other Borrowers**"). Borrower hereby irrevocably grants, conveys, bargains, sells, confirms, transfers and assigns the Mortgaged Property to Trustee, and any and all successors of Trustee, in trust, with power of sale, to secure to Lender payment of the Total Indebtedness (as defined in the Master Cross-Collateralization Agreement) in an aggregate principal amount of $156,295,000.00 (including the principal amount of the Indebtedness) and the performance of the covenants and agreements contained in each of the Other Borrowers' Loan Documents (as defined in the Master Cross-Collateralization Agreement), as well as to secure to Lender payment of the Indebtedness and performance of the covenants and agreements contained in the Loan Documents.

70. **CROSS DEFAULT.** Any Event of Default under this Instrument shall constitute an Event of Default under the Master Cross-Collateralization Agreement and any Event of Default under the Master Cross-Collateralization Agreement shall constitute an Event of Default under this Instrument.

12. Section 33 is deleted in its entirety and replaced with the following:

(a) Until the Indebtedness is paid in full, each Borrower and SPE Equity Owner *[Note – all references to SPE Equity Owner are not applicable]* shall remain a Single Purpose Entity.

(b) A "**Single Purpose Entity**" means a corporation, limited partnership, or limited liability company which, at all times since its formation and thereafter:

(i) shall not engage in any business or activity, other than the ownership, operation and maintenance of the Mortgaged Property and activities incidental thereto and those activities permitted under or necessary to comply with the Loan Documents and the Master Cross-Collateralization Agreement;

(ii) shall not acquire, own, hold, lease, operate, manage, maintain, develop or improve any assets other than the Mortgaged Property and such Personalty as may be necessary for the operation of the Mortgaged Property and shall conduct and operate its business as presently conducted and operated;

(iii)   shall preserve its existence as an entity duly organized, validly existing and in good standing (if applicable) under the laws of the jurisdiction of its formation or organization and shall do all things necessary to observe organizational formalities;

(iv)   shall not merge or consolidate with any other Person;

(v)   except as otherwise permitted in the Loan Documents and to the fullest extent permitted by law, shall not take any action to dissolve, wind-up, terminate or liquidate in whole or in part; to sell, transfer or otherwise dispose of all or substantially all of its assets; to change its legal structure; transfer or permit the direct or indirect transfer of any partnership, membership or other equity interests, as applicable, other than Transfers permitted hereunder; issue additional partnership, membership or other equity interests, as applicable; or seek to accomplish any of the foregoing;

(vi)   shall not, without the prior unanimous written consent of all of the Borrower's partners, members, or shareholders, as applicable, and, if applicable, the prior unanimous written consent of one hundred percent (100%) of the members of the board of directors or of the board of managers of the Borrower or the SPE Equity Owner: (A) file any insolvency, or reorganization case or proceeding, to institute proceedings to have the Borrower or any SPE Equity Owner be adjudicated bankrupt or insolvent, (B) institute proceedings under any applicable insolvency law, (C) seek any relief under any law relating to relief from debts or the protection of debtors, (D) consent to the filing or institution of bankruptcy or insolvency proceedings against the Borrower or any SPE Equity Owner, (E) file a petition seeking, or consent to, reorganization or relief with respect to the Borrower or any SPE Equity Owner under any applicable federal or state law relating to bankruptcy or insolvency, (F) seek or consent to the appointment of a receiver, liquidator, assignee, trustee, sequestrator, custodian, or any similar official for the Borrower or a substantial part of its property or for any SPE Equity Owner or a substantial part of its property, (G) make any assignment for the benefit of creditors of the Borrower or any SPE Equity Owner, (H) admit in writing the Borrower's or any SPE Equity Owner's inability to pay its debts generally as they become due, or (I) take action in furtherance of any of the foregoing;

(vii)   shall not amend or restate its organizational documents if such change would modify the requirements set forth in this Section 33;

(viii)   shall not own any subsidiary or make any investment in, any other Person;

(ix)   except as set forth in the Loan Documents and the Master Cross-Collateralization Agreement shall not commingle its assets with the assets of any other Person and shall hold all of its assets in its own name;

(x)   shall not incur any debt, secured or unsecured, direct or contingent (including, without limitation, guaranteeing any obligation), other than,

(A) the Indebtedness (and any further indebtedness as described in Section 43 with regard to Supplemental Mortgages) and the Total Indebtedness under the Master Cross-Collateralization Agreement and (B) customary unsecured trade payables incurred in the ordinary course of owning and operating the Mortgaged Property provided the same are not evidenced by a promissory note, do not exceed, in the aggregate, at any time a maximum amount of three percent (3%) of the original principal amount of the Indebtedness and are paid within sixty (60) days of the date incurred;

(xi)   except as set forth in the Loan Documents and the Master Cross-Collateralization Agreement, shall maintain its records, books of account, bank accounts, financial statements, accounting records and other entity documents separate and apart from those of any other Person and shall not list its assets as assets on the financial statement of any other Person; provided, however, that the Borrower's assets may be included in a consolidated financial statement of its Affiliate provided that (A) appropriate notation shall be made on such consolidated financial statements to indicate the separateness of the Borrower from such Affiliate and to indicate that the Borrower's assets and credit are not available to satisfy the debts and other obligations of such Affiliate or any other Person and (B) such assets shall also be listed on the Borrower's own separate balance sheet;

(xii)   except for capital contributions or capital distributions permitted under the terms and conditions of its organizational documents, shall only enter into any contract or agreement with any general partner, member, shareholder, principal or Affiliate of Borrower or any guarantor, or any general partner, member, principal or Affiliate thereof, upon terms and conditions that are commercially reasonable and substantially similar to those that would be available on an arm's-length basis with third parties;

(xiii)   except as set forth in the Loan Documents and the Master Cross-Collateralization Agreement, shall not maintain its assets in such a manner that will be costly or difficult to segregate, ascertain or identify its individual assets from those of any other Person;

(xiv)   except pursuant to the Master Cross-Collateralization Agreement, shall not assume or guaranty (excluding any guaranty that has been executed and delivered in connection with the Note) the debts or obligations of any other Person, hold itself out to be responsible for the debts of another Person, pledge its assets to secure the obligations of any other Person or otherwise pledge its assets for the benefit of any other Person, or hold out its credit as being available to satisfy the obligations of any other Person;

(xv)   shall not make or permit to remain outstanding any loans or advances to any other Person except for those investments permitted under the Loan Documents and shall not buy or hold evidence of indebtedness issued by any other Person (other than cash or investment-grade securities);

(xvi)   shall file its own tax returns separate from those of any other Person, except to the extent that the Borrower is treated as a "disregarded entity" for tax purposes and is not required to file tax returns under applicable law, and shall pay any taxes required to be paid under applicable law;

(xvii) shall hold itself out to the public as a legal entity separate and distinct from any other Person and conduct its business solely in its own name, shall correct any known misunderstanding regarding its separate identity and shall not identify itself or any of its Affiliates as a division or department of any other Person; provided that Borrower may appear on consolidated financial statements with segmented reporting for NTS Holdings.

(xviii) shall maintain adequate capital for the normal obligations reasonably foreseeable in a business of its size and character and in light of its contemplated business operations and shall pay its debts and liabilities from its own assets as the same shall become due;

(xix) shall allocate fairly and reasonably shared expenses with Affiliates (including, without limitation, shared office space);

(xx) except pursuant to the Loan Documents and Master Cross-Collateralization Agreement shall pay (or cause the Property Manager to pay on behalf of the Borrower from the Borrower's funds) its own liabilities (including, without limitation, salaries of its own employees) from its own funds;

(xxi) shall not acquire obligations or securities of its partners, members, shareholders, or Affiliates, as applicable;

(xxii) except as contemplated or permitted by the property management agreement with respect to the Property Manager, shall not permit any Affiliate or constituent party independent access to its bank accounts, except pursuant to and in connection with the Loan Documents and Master Cross-Collateralization Agreement;

(xxiii) shall maintain, or require the property manager to maintain, a sufficient number of employees (if any) in light of its contemplated business operations and pay the salaries of its own employees, if any, only from its own funds;

(xxiv) if such entity is a single member limited liability company, such entity shall (A) be formed and organized under Delaware law, (B) have either (1) one springing member that is a corporation whose stock is 100% owned by the sole member of Borrower and that satisfies the requirements for a corporate springing member set forth below in this subsection or (2) two springing members who are natural persons and (C) otherwise comply with all Rating Agencies criteria for single member limited liability companies (including, without limitation, the delivery of Delaware single member limited liability company opinions acceptable in all respects to Lender and to the Rating Agencies). If the springing member is a corporation, such springing member shall at all times comply, and will cause Borrower to comply, with each of the representations, warranties and covenants contained in this Section 33 as if such representation, warranty or covenant were made directly by such corporation. If there is more than one springing member, only one springing member shall be the sole member of Borrower at any one time, and the second springing member shall become the sole member only upon the first springing member ceasing to be a member, so that at all times Borrower has one and only one member;

(xxv)   if such entity is a single member limited liability company that is board-managed, such entity shall have a board of managers separate from that of guarantor and any other Person and shall cause its board of managers to keep minutes of board meetings and actions and observe all other Delaware limited liability company required formalities; and

(xxvi) if a SPE Equity Owner is required pursuant to Section 1(jjjj) of this Instrument, if the Borrower is (A) a limited liability company with more than one member, then the Borrower has and shall have at least one (1) member that is an SPE Equity Owner that has satisfied and shall satisfy the requirements of Section 33(c) below and such member is its managing member, or (B) a limited partnership, then all of its general partners are SPE Equity Owners that have satisfied and shall satisfy the requirements of Section 33(c) below.

(c)   With respect to each SPE Equity Owner, if applicable, a "Single Purpose Entity" means a corporation or a Delaware single member limited liability company which, at all times since its formation and thereafter complies in its own right (subject to the modifications set forth below), and shall cause Borrower to comply, with each of the requirements contained in Section 33(b). Upon the withdrawal or the disassociation of an SPE Equity Owner from Borrower, Borrower shall immediately appoint a new SPE Equity Owner, whose organizational documents are substantially similar to those of the withdrawn or disassociated SPE Equity Owner, and deliver a new nonconsolidation opinion to the Rating Agencies and Lender in form and substance satisfactory to Lender and to the Rating Agencies (unless the opinion is waived by the Rating Agencies), with regard to nonconsolidation by a bankruptcy court of the assets of each of the Borrower and SPE Equity Owner with those of its Affiliates.

(i)   With respect to Sections 33(b)(i) and 33(b)(x) the SPE Equity Owner shall not engage in any business or activity other than being the sole managing member or general partner, as the case may be, of the Borrower and owning at least a 0.5% equity interest in Borrower;

(ii)   With respect to Section 33(b)(ii), the SPE Equity Owner has not and shall not acquire or own any assets other than its equity interest in the Borrower and personal property related thereto; and

(iii)   With respect to Section 33(b)(viii), the SPE Equity Owner shall not own any subsidiary or make any investment in any other Person, except for Borrower;

(iv)   With respect to Section 33(b)(xiv), the SPE Equity Owner shall not assume or guaranty the debts or obligations of any other Person, hold itself out to be responsible for the debts of another Person, pledge its assets to secure the obligations of any other Person or otherwise pledge its assets for the benefit of any other Person, or hold out its credit as being available to satisfy the obligations of any other Person, except for in its capacity as general partner of the Borrower (if applicable);

(v)   With respect to Section 33(b)(x), the SPE Equity Owner has not and shall not incur any debt, secured or unsecured, direct or contingent (including, without limitation, guaranteeing any obligation), other than (A) customary unsecured payables incurred in the ordinary course of owning the Borrower provided the same are not evidenced by a promissory note, do not exceed, in the aggregate, at any time a maximum amount of $10,000 and are paid within sixty (60) days of the date incurred and (B) except in its capacity as general partner of the Borrower (if applicable).

(d) Notwithstanding anything to the contrary in this Instrument, no Transfer will be permitted under Sections 21(c), (d), (e) or (f) unless the provisions of this Section 33 are satisfied at all times, and any such Transfer shall be limited by the fact that the Indebtedness may not be assumed by any third party while the Master Cross-Collateralization Agreement remains in effect.

13. Section 11(b) is deleted in its entirety and replaced with the following:

"(b) convert any individual units currently used for residential purposes or common areas to commercial use,"

14. Section 14 is modified as follows:

In Section 14(c), "ninety (90) days" is replaced with "one hundred twenty (120) days".

In Section 14(d), revise subsections (i) and (ii) to read as follows:

(i) prior to a Securitization, and thereafter upon Lender's reasonable request, a monthly Rent Schedule and a monthly statement of income and expenses for Borrower's operation of the Mortgaged Property; following a Securitization, upon Lender's reasonable request but not more frequently than quarterly, a Rent Schedule and a statement of income and expenses for Borrower's operation of the Mortgaged Property;

(ii) prior to a Securitization, and thereafter upon Lender's reasonable request (provided that following a Securitization Lender will not make such a request more frequently than quarterly), Borrower shall furnish to Lender a statement that identifies all owners of any interest in Borrower and any Controlling Entity and the interest held by each (unless Borrower or any Controlling Entity is a publicly-traded entity in which case such statement of ownership shall not be required), and if Borrower or a Controlling Entity is a corporation, all officers and directors of Borrower and the Controlling Entity, and if Borrower or a Controlling Entity is a limited liability company, all Managers who are not members;

In Section 14(g), the second sentence is deleted and replaced with the following:

If Borrower has not provided the required statements, schedules and reports within 10 Business Days following such Notice (15 Business Days for any statements, schedules and reports required pursuant to Sections 14(b)(i), (ii), or (iii)), then Lender shall have the right to have Borrower's books and records audited, at Borrower's expense, by independent certified public accountants selected by Lender in order to obtain such statements, schedules and reports, and all related costs and expenses of Lender shall become immediately due and payable and shall become an additional part of the Indebtedness as provided in Section 12.

In Section 14(h), "ninety (90) days" is replaced each time that it appears, with "one hundred twenty (120) days".

15. Section 21(b) is revised to include a new clause (iv) as follows:

"(iv)   a sale or transfer of limited partnership interests in NTS Realty Holdings Limited Partnership ("NTS Holdings"), so long as the Controlling Interest in the managing general partner of NTS Holdings continues to be held by J.D. Nichols and/or Brian F. Lavin."

16.   The introductory provision of Section 21(c)(vii) is revised to read as follows:

"(vii)   without limiting the provisions of Section 21(b)(iv), any Transfer of an interest ~~in Borrower or any interest~~ in a Controlling Entity (which, if such Controlling Entity were Borrower, would result in an Event of Default) listed in (A) through (G) below (a "Preapproved Transfer"), under the terms and conditions listed as items (1) through (7) below:"

17.   Section 21(c)(vii)(G) is added as follows:

"(G)   a sale or transfer to employees of NTS Development Company or NTS Realty Capital, Inc., or to an entity in which NTS Holdings holds the Controlling Interest owned and controlled by the transferor or the transferor's immediate family members; or"

18.   Section 21(c)(vii)(2) is revised to read as follows:

"(2)   For the purposes of these Preapproved Transfers, a transferor's immediate family members will be deemed to include a spouse, parent, child (including by adoption) or grandchild (including by adoption) of such transferor."

19.   Section 21(c)(vii)(3) is completed as follows:

"(3)   Either directly or indirectly, J.D. Nichols and/or Brian F. Lavin shall retain at all times a managing interest in the Borrower."

II.   EXTRA LARGE LOAN MODIFICATIONS.

1.   Section 1 of this Instrument is modified as follows:

The definition of Collateral Agreement is deleted and replaced with the following:

"Collateral Agreement" means any separate agreement between Borrower and Lender for the purpose of establishing replacement reserves for the Mortgaged Property, establishing a fund to assure the completion of repairs or improvements specified in that agreement, or assuring reduction of the outstanding principal balance of the Indebtedness if the occupancy of or income from the Mortgaged Property does not increase to a level specified in that agreement, or any other agreement or agreements between Borrower and Lender which provide for the establishment of any other fund, reserve or account, including, without limitation, the Clearing Account Agreement and the Cash Management Agreement.

2.   The following definitions shall be added to Section 1 of this Instrument:

"Cash Management Agreement" shall mean that certain cash management agreement of even date herewith among Borrower, Lender and Property Manager.

"Clearing Account Agreement-CME" shall mean that certain clearing account agreement of even date herewith among Borrower, Lender and Clearing Bank.

"Clearing Bank" shall be defined in the Clearing Account Agreement.

3. The first sentence in Section 19(c) of this Instrument is deleted and replaced with the following:

Borrower will maintain the insurance coverage described in this Section 19 with companies acceptable to Lender and with a claims paying ability of a minimum of any of the following (i) "A-" or its equivalent by Fitch, Inc., (ii) "A-" or its equivalent by Standard & Poor's Ratings Services, a division of The McGraw-Hill Companies, Inc. or (iii) "A3" or its equivalent by Moody's Investors Service, Inc. All insurers providing insurance required by this Instrument must be authorized to issue insurance in the Property Jurisdiction.

4. The following Section 45 is added as follows:

45. **SPLITTING THE NOTE.** Lender has the right from time to time to sever the Note into one or more separate promissory notes in such denominations as Lender determines in its sole discretion, which promissory notes may be included in separate sales or Securitizations undertaken by Lender. In conjunction with any such action, Lender may redefine the interest rate and amortization schedule; provided however: (a) if Lender redefines the interest rate, the weighted average of the interest rates contained in the severed promissory notes taken in the aggregate shall equal the Fixed Interest Rate (as defined in the Note), and (b) if Lender redefines the amortization schedule, the amortization of the severed promissory notes taken in the aggregate shall require no more amortization to be paid under the Loan than as required under this Instrument and the Note at the time such action was taken by Lender and such redefined amortization shall not result in a change in the amount of the monthly payment due under the Note. The Borrower shall only be required to make one payment under such separate promissory notes. Subject to the foregoing, each severed promissory note, and the Loan evidenced thereby, shall be upon all of the terms and provisions contained in this Instrument and the Loan Documents which continue in full force and effect, except that Lender may allocate specific collateral given for the Loan as security for performance of specific promissory notes, in each case with or without cross default provisions. Borrower, at Borrower's expense, agrees to cooperate with all reasonable requests of Lender to accomplish the foregoing, including, without limitation, execution and prompt delivery to Lender of a severance agreement and such other documents as Lender shall reasonable require. Borrower hereby appoints Lender its attorney-in-fact with full power of substitution (and which shall be deemed to be coupled with an interest and irrevocable until the Loan is paid and this Instrument is discharged of record, with Borrower hereby ratifying all that its said attorney shall do by virtue thereof) to make and execute all documents necessary or desirable to effect the aforesaid severance; provided however, Lender shall not make or execute any such documents under such power until ten (10) Business Days after written Notice has been given to Borrower by Lender of Lender's intent to exercise its rights under such power. Borrower's failure to deliver any of the documents requested by Lender hereunder for a period of ten (10) Business Days after such Notice by Lender shall, at lender's option, constitute an Event of Default hereunder.

5. Section 49 of this Instrument is deleted and replaced with the following:

49. **SALE OF NOTE AND SECURITIZATION.** At the request of the Lender and, to the extent not already required to be provided by Borrower under this Instrument, Borrower shall use reasonable efforts to satisfy the market standards

to which the Lender customarily adheres or which may be reasonably required in the marketplace or by the Rating Agencies in connection with any Secondary Market Transaction of rated single or multi-class securities (the "Securities") secured by or evidencing ownership interests in the Note and this Instrument, including, without limitation, to:

(a) (i) provide such financial and other information with respect to the Mortgaged Property, the Borrower and the Property Manager, (ii) perform or permit or cause to be performed or permitted such site inspection, appraisals, market studies, environmental reviews and reports (Phase I's and, if appropriate, Phase II's), engineering reports and other due diligence investigations of the Mortgaged Property, as may be reasonably requested by the Lender or the Rating Agencies or as may be necessary or appropriate in connection with the Secondary Market Transaction, and (iii) make such representations and warranties as of the closing date of the Secondary Market Transaction with respect to the Mortgaged Property, Borrower and the Loan Documents as are customarily provided in securitization transactions and as may be reasonably requested by the Lender or by the Rating Agencies and consistent with the facts covered by such representations and warranties as they exist on the date thereof, including the representations and warranties made in the Loan Documents (collectively, the "Provided Information"), together, if customary, with appropriate verification and/or consents of the Provided Information through letters of auditors or opinions of counsel of independent attorneys acceptable to the Lender and to the Rating Agencies;

(b) at Borrower's expense, cause its counsel to render opinions, which may be relied upon by the Lender, the Rating Agencies and their respective counsel, agents and representatives, as to nonconsolidation, fraudulent conveyance, and true sale or any other opinion customary in securitization transactions with respect to the Mortgaged Property and Borrower and its Affiliates, which counsel and opinions shall be reasonably satisfactory to the Lender and to the Rating Agencies;

(c) execute such amendments to the Loan Documents and organizational documents, establish and fund the Replacement Reserve Fund (as defined in the Replacement Reserve Agreement), if any, and any Repairs (as defined in the Repair Agreement), if any, as may be requested by the Lender or by the Rating Agencies or otherwise to effect the Secondary Market Transaction; provided, however, that the Borrower shall not be required to modify or amend any Loan Document if such modification or amendment would (i) change the interest rate, the stated maturity or the amortization of principal set forth in the Note, or (ii) modify or amend any other material economic term of the Loan;

(d) pay all reasonable third party costs and expenses incurred by Lender in connection with Borrower's complying with requests made under this Section; and

(e) in the event that the provisions of this Instrument or any of the other Loan Documents require the receipt of a Rating Confirmation with respect to the ratings on the Securities or if the terms of the transaction documents relating to a Secondary Market Transaction require a Rating Confirmation in order for the consent of the Lender to be given, pay all of the costs and expenses of the Lender, Loan Servicer and each of the Rating Agencies in connection with any required Rating Confirmation and, if applicable, any fees imposed by any Rating Agencies as a condition to the delivery of the Rating Confirmation.

III. PROPERTY SPECIFIC.

1. The following new Section is added to Instrument:

71. CONDOMINIUM PROVISIONS.

(a) Borrower represents and warrants that a portion of the Mortgaged Property designated as Tract 2 on Exhibit A attached hereto and made a part hereof is a condominium (the "Condominium") and constitutes 100% of the condominium units and 100% of the common elements comprising The Grove at Whitworth Condominiums, as established under the Tennessee Horizontal Property Act, Section 66-27-101, et. seq., Tenn. Code Ann., as amended (the "Condominium Act"). The Master Deed, as recorded in the land records of Davidson County, Tennessee, in Book 9372, page 651, Bylaws (as modified and expanded) and Plats establishing and describing the Condominium, are collectively referred to below as the "Condominium Instruments."

(b) Borrower agrees that the Condominium Instruments are subordinated to this Instrument and that the Condominium Instruments will not be modified or amended without the prior written consent of Lender until the Indebtedness has been paid in full.

(c) Borrower represents and warrants that none of the condominium units and no portion of the common elements comprising the Condominium have been sold, conveyed or encumbered or are subject to any agreement to convey or encumber. Borrower agrees that it will not in any way pledge, sell, convey or encumber or enter into a contract or agreement to pledge, sell, convey or encumber any condominium unit or any of the common elements of the Condominium unless expressly agreed to in writing by Lender.

(d) Borrower agrees that it will own, operate and maintain the Mortgaged Property in accordance with the terms of this Instrument and operate the Mortgaged Property solely as a rental apartment project.

(e) The Mortgaged Property granted, conveyed and assigned to Lender will include all rights, easements, rights of way, reservations and powers of the Borrower under the Condominium Act and the Condominium Instruments in Borrower's capacity as owner of the Condominium Units and as Declarant as well as any rights that Borrower may have, in any capacity, under the Condominium Act and the Condominium Instruments and as developer of the Condominium in addition to Borrower's rights as owner of any of the units of the Condominium, specifically including but not limited to all rights to approve any amendments to the Condominium Instruments and all rights to expand the Condominium.

(f) Borrower irrevocably constitutes and appoints Lender as Borrower's proxy and attorney-in-fact (which appointment will be deemed coupled with an interest) for and in its behalf to perform all of the obligations of Borrower and to exercise all of the rights and powers of Borrower under the Condominium Instruments without any liability (except for gross negligence or willful misconduct).

(g) Borrower hereby instructs and grants and gives to Lender as Borrower's attorney-in-fact, full power and authority to do and perform every act authorized, permitted, requisite or necessary to be done by Borrower under the provisions of the Condominium Instruments to all intents and purposes the same as Borrower might do. Borrower hereby ratifies and confirms all such acts such attorney-in-fact will lawfully by virtue of this appointment. Borrower acknowledges and agrees that the provisions set forth in this subsection do not impose, burden or obligate the Lender to do or perform any act whatsoever. Notwithstanding anything in this subsection to the contrary, Lender may not exercise the rights and powers as Borrower's attorney-in-fact prior to the occurrence of an Event of Default.

(h)   It will be an Event of Default if Borrower fails to perform any of its obligations under this Section and such failure continues for 30 days after Borrower's receipt of Notice, as set forth in Section 22(h) of this Instrument; provided, however, the occurrence of either of the events set forth below will constitute an immediate Event of Default and will not be subject to the Notice provisions set forth in Section 22(h):

i.   Borrower terminates or revokes or attempts to terminate or revoke the appointment of Lender as Borrower's attorney-in-fact either permanently or as to any election in the Condominium Act or Condominium Instruments.

ii.   Borrower agrees to modify the terms of the Condominium Instruments (except to terminate them) without the prior written consent of Lender.

(i)   Borrower agrees that it will maintain insurance in accordance with Lender's requirements on all of the Mortgaged Property, including any common areas.

(j)   Nothing contained herein is intended to or will be construed to constitute Lender as the "Declarant" under the Condominium Act and/or the Condominium Instruments or as owner of the Condominium, a partner or joint venturer of Borrower.

(k)   Borrower agrees to indemnify and hold Lender harmless from and against any and all losses, cost, liabilities, or damages (including attorney's fees and disbursements) arising out of the failure of the Borrower to comply with any state or local law, ordinance, statute, or regulation by any governmental authority covering the condominium at the Mortgaged Property.

IV.   STATE SPECIFIC MODIFICATIONS.

1.   The following new Section is added to Instrument:

72.   RIGHTS AND RESPONSIBILITIES OF TRUSTEE.

(a)   <u>Exercise of Remedies by Trustee.</u> To the extent that this Deed of Trust or any requirement of law authorizes, empowers, or does not require approval for Lender (also referred to in this Section 71 as "Beneficiary") to exercise any remedies set forth in this Deed of Trust, or perform any acts in connection therewith, Trustee (but not to the exclusion of Beneficiary unless so required under the applicable requirements of law) shall have the power to exercise any or all such remedies, and to perform any acts provided for in this Deed of Trust in connection therewith, all for the benefit of Beneficiary and on Beneficiary's behalf in accordance with the applicable laws of the State of Tennessee (the "State"). In connection therewith, Trustee: (a) shall not exercise, or waive the exercise of, any of Beneficiary's remedies (other than any rights of Trustee to any indemnity or reimbursement), except at Beneficiary's request, and (b) shall exercise, or waive the exercise of, any or all of Beneficiary's remedies at Beneficiary's request, and in accordance with Beneficiary's directions as to the manner of such exercise or waiver. Trustee may, however, decline to follow Beneficiary's request or direction if Trustee shall be advised by counsel that the action or proceeding, or manner thereof, so directed may not lawfully be taken or waived.

(b) Rights and Privileges of Trustee. To the extent that this Deed of Trust or any of the other Loan Documents requires Borrower (also referred to in this Section 71 as "Grantor") to indemnify Beneficiary or reimburse Beneficiary for any expenditures Beneficiary may incur in accordance with this Deed of Trust, Trustee shall be entitled to the same indemnity and the same rights to reimbursement of expenses as Beneficiary, subject to such limitations and conditions as would apply in the case of Beneficiary. To the extent that this Deed of Trust negates or limits Beneficiary's liability as to any matter, Trustee shall be entitled to the same negation or limitation of liability. To the extent that Grantor, pursuant to this Deed of Trust, appoints Beneficiary as Grantor's attorney-in-fact for any purpose, Beneficiary or Trustee (when so instructed by Beneficiary) shall be entitled to act on Grantor's behalf without joinder or confirmation by the other.

(c) Resignation or Replacement of Trustee. Trustee may resign by an instrument in writing addressed to Beneficiary (with a copy to Grantor), and Trustee may be removed at any time with or without cause (in Beneficiary's sole and absolute discretion) by an instrument in writing executed by Beneficiary. In case of the death, resignation, removal or disqualification of Trustee or if for any reason Beneficiary shall deem it desirable to appoint a substitute, successor or replacement trustee to act instead of Trustee originally named (or in place of any substitute, successor or replacement trustee), Beneficiary shall have the right and is hereby authorized and empowered to appoint a successor, substitute or replacement trustee, without any formality other than appointment and designation in writing executed by Beneficiary, which instrument shall be recorded if required by the applicable law of the State and Beneficiary shall otherwise provide Grantor with written notice thereof. The laws of the State shall govern the qualification of any trustee. The authority conferred upon Trustee by this Deed of Trust shall automatically extend to any and all other successor, substitute and replacement trustee(s) successively until the Secured Obligations have been paid in full or the Mortgaged Property has been sold hereunder or released in accordance with the provisions of the Loan Documents to which Beneficiary is a party or which grants a security for the benefit of Beneficiary. Beneficiary's written appointment and designation of Trustee shall be full evidence of Beneficiary's right and authority to make the same and of all facts therein recited. No confirmation, authorization, approval or other action by Grantor shall be required in connection with any resignation or other replacement of Trustee and Beneficiary and/or Trustee shall provide Grantor with written notice of any such resignation or replacement.

(d) Effect of Appointment of Successor Trustee. Upon the appointment and designation of any successor, substitute or replacement trustee, and subject to compliance with applicable requirements of law, Trustee's entire estate, right, title and interest in the Mortgaged Property shall vest in the designated successor, substitute or replacement trustee. Such successor, substitute or replacement trustee shall thereupon succeed to and shall hold, possess and execute all the rights, powers, privileges, immunities and duties herein conferred upon Trustee. All references herein to a trustee shall be deemed to refer to Trustee (including any successor or substitute appointed and designated as herein provided) from time to time acting hereunder.

(e) <u>Confirmation of Transfer and Succession</u>. Upon the written request of Beneficiary or of any successor, substitute or replacement trustee, any former trustee ceasing to act shall execute and deliver an instrument transferring to such successor, substitute or replacement trustee all of the right, title, estate and interest in the Mortgaged Property of the trustee so ceasing to act, together with all the rights, powers, privileges, immunities and duties herein conferred upon Trustee, and shall duly assign, transfer and deliver all properties and moneys held by said Trustee hereunder, if any, to said successor, substitute or replacement trustee.

(f) <u>Exculpation</u>. Trustee shall not be liable for any error of judgment or act done by Trustee in good faith, or otherwise be responsible or accountable under any circumstances whatsoever, except for Trustee's gross negligence, willful misconduct or knowing violation of any requirement of law. Trustee shall have the right to rely on any instrument, document or signature authorizing or supporting any action taken or proposed to be taken by it hereunder, believed by it in good faith to be genuine. All moneys received by Trustee shall, until used or applied as herein provided, be held in trust for the purposes for which they were received, but need not be segregated in any manner from any other moneys (except to the extent required by law). Trustee shall be under no liability for interest on any moneys received by it hereunder.

(g) <u>Endorsement and Execution of Documents</u>. Upon Beneficiary's written request, Trustee shall, without liability or notice to Grantor, execute, consent to, or join in any instrument or agreement in connection with or necessary to effectuate the purposes of the Loan Documents to which Beneficiary is a party or which grants a security interest for the benefit of Beneficiary. Grantor hereby irrevocably designates Trustee as its attorney-in-fact to execute, acknowledge and deliver, on Grantor's behalf and in Grantor's name, all instruments or agreements necessary to implement any provision(s) of this Deed of Trust or to further perfect the Lien created by this Deed of Trust on the Mortgaged Property. This power of attorney shall be deemed to be coupled with an interest and shall survive any disability of Grantor.

(h) <u>Multiple Trustees</u>. If Beneficiary appoints multiple trustees to serve at the same time, then any trustee, individually, may exercise all powers granted to Trustee under this instrument, without the need for action by any other trustee(s), and Beneficiary shall provide Grantor with notice of any such appointment.

GUARANTY-CME
MULTISTATE

(for use in all Property jurisdictions except California)

REVISION DATE 8-14-09

This Guaranty ("**Guaranty**") is entered into to be effective as of December 16, 2009, by the undersigned Person(s) (the "**Guarantor**" jointly and severally if more than one), for the benefit of **HOLLIDAY FENOGLIO FOWLER, L.P.**, a Texas limited partnership (the "**Lender**").

RECITALS

A.   NLP Park Place, LLC, a Delaware limited liability company (the "**Borrower**") has requested that Lender make a loan to Borrower in the amount of $30,625,000.00 (the "**Loan**"). The Loan will be evidenced by a Multifamily Note from Borrower to Lender dated effective as of the effective date of this Guaranty (the "**Note**"). The Note will be secured by a Multifamily Mortgage, Assignment of Rents and Security Agreement from Borrower in favor of Lender dated effective as of the effective date of the Note (the "**Security Instrument**"), encumbering the **Mortgaged Property** described in the Security Instrument.

B.   As a condition to making the Loan to Borrower, Lender requires that the Guarantor execute this Guaranty.

NOW, THEREFORE, in order to induce Lender to make the Loan to Borrower, and in consideration thereof, Guarantor agrees as follows:

1.   Defined Terms.   "Indebtedness," "Loan Documents" and **"Property Jurisdiction"** and other capitalized terms used but not defined in this Guaranty shall have the meanings assigned to them in the Security Instrument.

2.   Scope of Guaranty.

(a)   Guarantor hereby absolutely, unconditionally and irrevocably guarantees to Lender:

> (i)   the full and prompt payment when due, whether at the Maturity Date or earlier, by reason of acceleration or otherwise, and at all times thereafter, of each of the following:
>
>> (A)   a portion of the Indebtedness equal to zero percent (0%) of the original principal balance of the Note (the "**Base Guaranty**"); and
>
>> (B)   in addition to the Base Guaranty, all other amounts for which Borrower is personally liable under Sections 9(c), 9(d) and 9(f) of the Note (provided, however, that

Guarantor shall have no liability for failure of the Borrower or SPE Equity Owner to comply with (I) Section 33(b)(xviii) of the Security Instrument and (II) the requirement in Section 33(b)(x)(B) of the Security Instrument as to payment of trade payables within 60 days of the date incurred) of the Note; and

(C)   all costs and expenses, including reasonable Attorneys' Fees and Costs incurred by Lender in enforcing its rights under this Guaranty; and

(ii)   the full and prompt payment and performance when due of all of Borrower's obligations under Section 18 of the Security Instrument.

(b)   If the Base Guaranty stated in Section 2(a)(i)(A) is 100 percent of the original principal balance of the Note, then (i) the Base Guaranty shall mean and include the full and complete guaranty of payment of the entire Indebtedness and the performance of all Borrower's obligations under the Loan Documents; and (ii) for so long as the Base Guaranty remains in effect (there being no limit to the duration of the Base Guaranty unless otherwise expressly provided in this Guaranty), the obligations guaranteed pursuant to Sections 2(a)(i)(B), 2(a)(i)(C) and Section 3 shall be part of, and not in addition to or in limitation of, the Base Guaranty.

If the Base Guaranty stated in Section 2(a)(i)(A) is less than 100 percent of the original principal balance of the Note, then this Section 2(b) shall be completely inapplicable and shall be treated as if not a part of this Guaranty.

(c)   If Guarantor is not liable for the entire Indebtedness, then all payments made by Borrower with respect to the Indebtedness and all amounts received by Lender from the enforcement of its rights under the Security Instrument and the other Loan Documents (except this Guaranty) shall be applied first to the portion of the Indebtedness for which neither Borrower nor Guarantor has personal liability.

3.   **[INTENTIONALLY DELETED]**

4.   **Guarantor's Obligations Survive Foreclosure.** The obligations of Guarantor under this Guaranty shall survive any foreclosure proceeding, any foreclosure sale, any delivery of any deed in lieu of foreclosure, and any release of record of the Security Instrument, and, in addition, the obligations of Guarantor relating to Borrower's obligations under Section 18 of the Security Instrument shall survive any repayment or discharge of the Indebtedness. Notwithstanding the foregoing, if Lender has never been a mortgagee-in-possession of or held title to the Mortgaged Property, Guarantor shall have no obligation under this Guaranty relating to Borrower's obligations under Section 18 of the Security Instrument after the date of the release of record of the lien of the Security Instrument as a result of the payment in full of the Indebtedness on the Maturity Date or by voluntary prepayment in full.

5.   **Guaranty of Payment and Performance.** Guarantor's obligations under this Guaranty constitute an unconditional guaranty of payment and performance and not merely a guaranty of collection.

6. **No Demand by Lender Necessary; Waivers by Guarantor.** The obligations of Guarantor under this Guaranty shall be performed without demand by Lender and shall be unconditional regardless of the genuineness, validity, regularity or enforceability of the Note, the Security Instrument, or any other Loan Document, and without regard to any other circumstance which might otherwise constitute a legal or equitable discharge of a surety, a guarantor, a borrower or a mortgagor. Guarantor hereby waives, to the fullest extent permitted by applicable law:

(a)   the benefit of all principles or provisions of law, statutory or otherwise, which are or might be in conflict with the terms of this Guaranty and agrees that Guarantor's obligations shall not be affected by any circumstances, whether or not referred to in this Guaranty, which might otherwise constitute a legal or equitable discharge of a surety, a guarantor, a borrower or a mortgagor;

(b)   the benefits of any right of discharge under any and all statutes or other laws relating to a guarantor, a surety, a borrower or a mortgagor, and any other rights of a surety, a guarantor, a borrower or a mortgagor under such statutes or laws;

(c)   diligence in collecting the Indebtedness, presentment, demand for payment, protest, all notices with respect to the Note and this Guaranty which may be required by statute, rule of law or otherwise to preserve Lender's rights against Guarantor under this Guaranty, including, but not limited to, notice of acceptance, notice of any amendment of the Loan Documents, notice of the occurrence of any default or Event of Default, notice of intent to accelerate, notice of acceleration, notice of dishonor, notice of foreclosure, notice of protest, and notice of the incurring by Borrower of any obligation or indebtedness;

(d)   all rights to cause a marshalling of the Borrower's assets or to require Lender to:

    (i)   proceed against Borrower or any other guarantor of Borrower's payment or performance under the Loan Documents (an "**Other Guarantor**");

    (ii)   proceed against any general partner of Borrower or any Other Guarantor if Borrower or any Other Guarantor is a partnership;

    (iii)   proceed against or exhaust any collateral held by Lender to secure the repayment of the Indebtedness; or

    (iv)   pursue any other remedy it may now or hereafter have against Borrower, or, if Borrower is a partnership, any general partner of Borrower;

(e)   any right to object to the timing, manner or conduct of Lender's enforcement of its rights under any of the Loan Documents; and

(f)   any right to revoke this Guaranty as to any future advances by Lender under the terms of the Security Instrument to protect Lender's interest in the Mortgaged Property.

7. **Modification of Loan Documents.** At any time or from time to time and any number of times, without notice to Guarantor and without affecting the liability of Guarantor, Lender may:

(a) extend the time for payment of the principal of or interest on the Indebtedness or renew the Indebtedness in whole or in part;

(b) extend the time for Borrower's performance of or compliance with any covenant or agreement contained in the Note, the Security Instrument or any other Loan Document, whether presently existing or hereinafter entered into, or waive such performance or compliance;

(c) accelerate the Maturity Date of the Indebtedness as provided in the Note, the Security Instrument, or any other Loan Document;

(d) with Borrower, modify or amend the Note, the Security Instrument, or any other Loan Document in any respect, including, but not limited to, an increase in the principal amount; and/or

(e) modify, exchange, surrender or otherwise deal with any security for the Indebtedness or accept additional security that is pledged or mortgaged for the Indebtedness.

8. **Joint and Several Liability.** The obligations of Guarantor (and each party named as a Guarantor in this Guaranty) and any Other Guarantor shall be joint and several. Lender, in its sole and absolute discretion, may:

(a) bring suit against Guarantor, or any one or more of the parties named as a Guarantor in this Guaranty, and any Other Guarantor, jointly and severally, or against any one or more of them;

(b) compromise or settle with Guarantor, any one or more of the parties named as a Guarantor in this Guaranty, or any Other Guarantor, for such consideration as Lender may deem proper;

(c) release one or more of the parties named as a Guarantor in this Guaranty, or any Other Guarantor, from liability; and

(d) otherwise deal with Guarantor and any Other Guarantor, or any one or more of them, in any manner, and no such action shall impair the rights of Lender to collect from Guarantor any amount guaranteed by Guarantor under this Guaranty.

9. **Subordination of Borrower's Indebtedness to Guarantor.** Any indebtedness of Borrower held by Guarantor now or in the future is and shall be subordinated to the Indebtedness and Guarantor shall collect, enforce and receive any such indebtedness of Borrower as trustee for Lender, but without reducing or affecting in any manner the liability of Guarantor under the other provisions of this Guaranty.

10. **Waiver of Subrogation.** Guarantor shall have no right of, and hereby waives any claim for, subrogation or reimbursement against Borrower or any general partner of Borrower by reason of any payment by Guarantor under this Guaranty, whether such right or claim arises at law or in equity or under any contract or statute, until the Indebtedness has been paid in full and

there has expired the maximum possible period thereafter during which any payment made by Borrower to Lender with respect to the Indebtedness could be deemed a preference under the United States Bankruptcy Code.

11.   Preference. If any payment by Borrower is held to constitute a preference under any applicable bankruptcy, insolvency, or similar laws, or if for any other reason Lender is required to refund any sums to Borrower, such refund shall not constitute a release of any liability of Guarantor under this Guaranty. It is the intention of Lender and Guarantor that Guarantor's obligations under this Guaranty shall not be discharged except by Guarantor's performance of such obligations and then only to the extent of such performance.

12.   Financial Information. Guarantor, from time to time upon written request by Lender, shall deliver to Lender such financial statements as Lender may reasonably require. If an Event of Default has occurred and is continuing, Guarantor shall deliver to Lender upon written request copies of its state and federal tax returns.

13.   Assignment. Lender may assign its rights under this Guaranty in whole or in part and upon any such assignment, all the terms and provisions of this Guaranty shall inure to the benefit of such assignee to the extent so assigned. The terms used to designate any of the parties herein shall be deemed to include the heirs, legal representatives, successors and assigns of such parties, and the term "**Lender**" shall also include any lawful owner, holder or pledgee of the Note.

14.   Complete and Final Agreement. This Guaranty and the other Loan Documents represent the final agreement between the parties and may not be contradicted by evidence of prior, contemporaneous or subsequent oral agreements. There are no unwritten oral agreements between the parties. All prior or contemporaneous agreements, understandings, representations, and statements, oral or written, are merged into this Guaranty and the other Loan Documents. Guarantor acknowledges that Guarantor has received a copy of the Note and all other Loan Documents. Neither this Guaranty nor any of its provisions may be waived, modified, amended, discharged, or terminated except by a writing signed by the party against which the enforcement of the waiver, modification, amendment, discharge, or termination is sought, and then only to the extent set forth in that writing.

15.   Governing Law. This Guaranty shall be governed by and enforced in accordance with the laws of the Property Jurisdiction, without giving effect to the choice of law principles of the Property Jurisdiction that would require the application of the laws of a jurisdiction other than the Property Jurisdiction.

16.   Jurisdiction; Venue. Guarantor agrees that any controversy arising under or in relation to this Guaranty may be litigated in the Property Jurisdiction, and that the state and federal courts and authorities with jurisdiction in the Property Jurisdiction shall have jurisdiction over all controversies which shall arise under or in relation to this Guaranty. Guarantor irrevocably consents to service, jurisdiction and venue of such courts for any such litigation and waives any other venue to which it might be entitled by virtue of domicile, habitual residence or otherwise. However, nothing herein is intended to limit Lender's right to bring any suit, action or proceeding relating to matters arising under this Guaranty against Guarantor or any of Guarantor's assets in any court of any other jurisdiction.

17.   **Guarantor's Interest in Borrower.**   Guarantor represents to Lender that Guarantor has a direct or indirect ownership or other financial interest in Borrower and/or will otherwise derive a material financial benefit from the making of the Loan.

18.   **STATE-SPECIFIC PROVISIONS:**   As defined in the Security Instrument, "Indebtedness" means the principal of, interest on, and all other amounts due at any time under, the Note or the Security Instrument, or both, including prepayment premiums, late charges, default interest, and advances as provided in Section 12 of the Security Instrument to protect the security of the Security Instrument. The instruments being guaranteed, within the meaning of K.R.S. 371.065, are the Note and the Security Instrument, but only to the extent of the Indebtedness.

19.   **Residence; Community Property Provision.**

(a)   Guarantor represents and warrants that his state of residence is Kentucky.

(b)   Guarantor warrants and represents that he is:

[_____] single
[___X___] married

20.   **GUARANTOR AND LENDER EACH (A) AGREES NOT TO ELECT A TRIAL BY JURY WITH RESPECT TO ANY ISSUE ARISING OUT OF THIS GUARANTY OR THE RELATIONSHIP BETWEEN THE PARTIES AS GUARANTOR AND LENDER THAT IS TRIABLE OF RIGHT BY A JURY AND (B) WAIVES ANY RIGHT TO TRIAL BY JURY WITH RESPECT TO SUCH ISSUE TO THE EXTENT THAT ANY SUCH RIGHT EXISTS NOW OR IN THE FUTURE. THIS WAIVER OF RIGHT TO TRIAL BY JURY IS SEPARATELY GIVEN BY EACH PARTY, KNOWINGLY AND VOLUNTARILY WITH THE BENEFIT OF COMPETENT LEGAL COUNSEL.**

ATTACHED EXHIBIT. The following Exhibit is attached to this Guaranty:

[X]   Exhibit A   Modifications to Guaranty

IN WITNESS WHEREOF, Guarantor has signed and delivered this Guaranty under seal or has caused this Guaranty to be signed and delivered under seal by its duly authorized representative.



_____
J.D. Nichols

STATE OF __KENTUCKY__ , __Jefferson__ County, ss:

The foregoing instrument was acknowledged before me this _3rd_ day of _December_, 2009, by J.D. Nichols, for the purposes contained therein.

My Commission expires: __April 27, 2010__



_____
Notary Public

<u>Name and Address of Guarantor</u>:

Name: **J.D. Nichols**
Address: **10172 Linn Station Road, Suite 200**
              Louisville, Kentucky 40223

EXHIBIT A

MODIFICATIONS TO GUARANTY

The following modifications are made to the text of the Guaranty that precedes this Exhibit:

1. A new Section 21 is added, reading as follows:

    "**21.   Cross-Collateralization.**   The obligations of Guarantor shall not be impaired or in any way limited by (i) any action taken by Lender to enforce its rights under or realize upon collateral for any of the "Loans" as defined in the Master Cross-Collateralization Agreement dated the same date as this Guaranty among Lender, Borrower and the other Borrowers identified therein (the "Master Cross-Collateralization Agreement"), (ii) the fact that Lender may be seeking to realize upon some but not all of the collateral for the "Loans" as defined in the Master Cross-Collateralization Agreement, or (iii) the exercise or not, concurrently, consecutively or otherwise, of any of the rights or remedies available to Lender under the Master Cross-Collateralization Agreement or applicable law."

2. Section 18 is deleted and replaced with the following:

    18.   STATE-SPECIFIC PROVISIONS: Notwithstanding Section 1 of this Guaranty, as used in this Guaranty and only for purposes of interpreting or determining Guarantor's liability under this Guaranty, "Indebtedness" means the principal of, interest on, and all other amounts due at any time under, the Note or the Security Instrument, or both, including prepayment premiums, late charges, default interest, and advances as provided in Section 12 of the Security Instrument to protect the security of the Security Instrument, but expressly excludes any obligations of Borrower under any of the other Loan Documents (including, without limitation, any obligations under such other Loan Documents that are incorporated into, or otherwise included in the obligation of Borrower under, the Note or Security Instrument). The instruments being guaranteed, within the meaning of K.R.S. 371.065, are the Note and the Security Instrument, but only to the extent of the Indebtedness.

<u>GUARANTY-CME</u>
<u>MULTISTATE</u>

(for use in all Property jurisdictions except California)

REVISION DATE 8-14-09

This Guaranty ("Guaranty") is entered into to be effective as of December 16, 2009, by the undersigned Person(s) (the "Guarantor" jointly and severally if more than one), for the benefit of **HOLLIDAY FENOGLIO FOWLER, L.P.**, a Texas limited partnership (the "Lender").

RECITALS

A.   NLP Willows, LLC, a Delaware limited liability company (the "Borrower") has requested that Lender make a loan to Borrower in the amount of $17,920,000.00 (the "Loan"). The Loan will be evidenced by a Multifamily Note from Borrower to Lender dated effective as of the effective date of this Guaranty (the "Note"). The Note will be secured by a Multifamily Mortgage, Assignment of Rents and Security Agreement from Borrower in favor of Lender dated effective as of the effective date of the Note (the "Security Instrument"), encumbering the Mortgaged Property described in the Security Instrument.

B.   As a condition to making the Loan to Borrower, Lender requires that the Guarantor execute this Guaranty.

NOW, THEREFORE, in order to induce Lender to make the Loan to Borrower, and in consideration thereof, Guarantor agrees as follows:

1.   **Defined Terms.** "Indebtedness," "Loan Documents" and "Property Jurisdiction" and other capitalized terms used but not defined in this Guaranty shall have the meanings assigned to them in the Security Instrument.

2.   **Scope of Guaranty.**

      (a)   Guarantor hereby absolutely, unconditionally and irrevocably guarantees to Lender:

           (i)   the full and prompt payment when due, whether at the Maturity Date or earlier, by reason of acceleration or otherwise, and at all times thereafter, of each of the following:

                (A)   a portion of the Indebtedness equal to zero percent (0%) of the original principal balance of the Note (the "Base Guaranty"); and

                (B)   in addition to the Base Guaranty, all other amounts for which Borrower is personally liable under Sections 9(c), 9(d) and 9(f) of the Note (provided, however, that

Guarantor shall have no liability for failure of the Borrower or SPE Equity Owner to comply with (I) Section 33(b)(xviii) of the Security Instrument and (II) the requirement in Section 33(b)(x)(B) of the Security Instrument as to payment of trade payables within 60 days of the date incurred) of the Note; and

(C)   all costs and expenses, including reasonable Attorneys' Fees and Costs incurred by Lender in enforcing its rights under this Guaranty; and

(ii)   the full and prompt payment and performance when due of all of Borrower's obligations under Section 18 of the Security Instrument.

(b)   If the Base Guaranty stated in Section 2(a)(i)(A) is 100 percent of the original principal balance of the Note, then (i) the Base Guaranty shall mean and include the full and complete guaranty of payment of the entire Indebtedness and the performance of all Borrower's obligations under the Loan Documents; and (ii) for so long as the Base Guaranty remains in effect (there being no limit to the duration of the Base Guaranty unless otherwise expressly provided in this Guaranty), the obligations guaranteed pursuant to Sections 2(a)(i)(B), 2(a)(i)(C) and Section 3 shall be part of, and not in addition to or in limitation of, the Base Guaranty.

If the Base Guaranty stated in Section 2(a)(i)(A) is less than 100 percent of the original principal balance of the Note, then this Section 2(b) shall be completely inapplicable and shall be treated as if not a part of this Guaranty.

(c)   If Guarantor is not liable for the entire Indebtedness, then all payments made by Borrower with respect to the Indebtedness and all amounts received by Lender from the enforcement of its rights under the Security Instrument and the other Loan Documents (except this Guaranty) shall be applied first to the portion of the Indebtedness for which neither Borrower nor Guarantor has personal liability.

3.   [INTENTIONALLY DELETED]

4.   **Guarantor's Obligations Survive Foreclosure.**   The obligations of Guarantor under this Guaranty shall survive any foreclosure proceeding, any foreclosure sale, any delivery of any deed in lieu of foreclosure, and any release of record of the Security Instrument, and, in addition, the obligations of Guarantor relating to Borrower's obligations under Section 18 of the Security Instrument shall survive any repayment or discharge of the Indebtedness. Notwithstanding the foregoing, if Lender has never been a mortgagee-in-possession of or held title to the Mortgaged Property, Guarantor shall have no obligation under this Guaranty relating to Borrower's obligations under Section 18 of the Security Instrument after the date of the release of record of the lien of the Security Instrument as a result of the payment in full of the Indebtedness on the Maturity Date or by voluntary prepayment in full.

5.   **Guaranty of Payment and Performance.**   Guarantor's obligations under this Guaranty constitute an unconditional guaranty of payment and performance and not merely a guaranty of collection.

6.   **No Demand by Lender Necessary; Waivers by Guarantor.** The obligations of Guarantor under this Guaranty shall be performed without demand by Lender and shall be unconditional regardless of the genuineness, validity, regularity or enforceability of the Note, the Security Instrument, or any other Loan Document, and without regard to any other circumstance which might otherwise constitute a legal or equitable discharge of a surety, a guarantor, a borrower or a mortgagor. Guarantor hereby waives, to the fullest extent permitted by applicable law:

(a)   the benefit of all principles or provisions of law, statutory or otherwise, which are or might be in conflict with the terms of this Guaranty and agrees that Guarantor's obligations shall not be affected by any circumstances, whether or not referred to in this Guaranty, which might otherwise constitute a legal or equitable discharge of a surety, a guarantor, a borrower or a mortgagor;

(b)   the benefits of any right of discharge under any and all statutes or other laws relating to a guarantor, a surety, a borrower or a mortgagor, and any other rights of a surety, a guarantor, a borrower or a mortgagor under such statutes or laws;

(c)   diligence in collecting the Indebtedness, presentment, demand for payment, protest, all notices with respect to the Note and this Guaranty which may be required by statute, rule of law or otherwise to preserve Lender's rights against Guarantor under this Guaranty, including, but not limited to, notice of acceptance, notice of any amendment of the Loan Documents, notice of the occurrence of any default or Event of Default, notice of intent to accelerate, notice of acceleration, notice of dishonor, notice of foreclosure, notice of protest, and notice of the incurring by Borrower of any obligation or indebtedness;

(d)   all rights to cause a marshalling of the Borrower's assets or to require Lender to:

      (i)   proceed against Borrower or any other guarantor of Borrower's payment or performance under the Loan Documents (an "**Other Guarantor**");

      (ii)   proceed against any general partner of Borrower or any Other Guarantor if Borrower or any Other Guarantor is a partnership;

      (iii)   proceed against or exhaust any collateral held by Lender to secure the repayment of the Indebtedness; or

      (iv)   pursue any other remedy it may now or hereafter have against Borrower, or, if Borrower is a partnership, any general partner of Borrower;

(e)   any right to object to the timing, manner or conduct of Lender's enforcement of its rights under any of the Loan Documents; and

(f)   any right to revoke this Guaranty as to any future advances by Lender under the terms of the Security Instrument to protect Lender's interest in the Mortgaged Property.

7.   **Modification of Loan Documents.** At any time or from time to time and any number of times, without notice to Guarantor and without affecting the liability of Guarantor, Lender may:

(a)   extend the time for payment of the principal of or interest on the Indebtedness or renew the Indebtedness in whole or in part;

(b)   extend the time for Borrower's performance of or compliance with any covenant or agreement contained in the Note, the Security Instrument or any other Loan Document, whether presently existing or hereinafter entered into, or waive such performance or compliance;

(c)   accelerate the Maturity Date of the Indebtedness as provided in the Note, the Security Instrument, or any other Loan Document;

(d)   with Borrower, modify or amend the Note, the Security Instrument, or any other Loan Document in any respect, including, but not limited to, an increase in the principal amount; and/or

(e)   modify, exchange, surrender or otherwise deal with any security for the Indebtedness or accept additional security that is pledged or mortgaged for the Indebtedness.

8.   **Joint and Several Liability.** The obligations of Guarantor (and each party named as a Guarantor in this Guaranty) and any Other Guarantor shall be joint and several. Lender, in its sole and absolute discretion, may:

(a)   bring suit against Guarantor, or any one or more of the parties named as a Guarantor in this Guaranty, and any Other Guarantor, jointly and severally, or against any one or more of them;

(b)   compromise or settle with Guarantor, any one or more of the parties named as a Guarantor in this Guaranty, or any Other Guarantor, for such consideration as Lender may deem proper;

(c)   release one or more of the parties named as a Guarantor in this Guaranty, or any Other Guarantor, from liability; and

(d)   otherwise deal with Guarantor and any Other Guarantor, or any one or more of them, in any manner, and no such action shall impair the rights of Lender to collect from Guarantor any amount guaranteed by Guarantor under this Guaranty.

9.   **Subordination of Borrower's Indebtedness to Guarantor.** Any indebtedness of Borrower held by Guarantor now or in the future is and shall be subordinated to the Indebtedness and Guarantor shall collect, enforce and receive any such indebtedness of Borrower as trustee for Lender, but without reducing or affecting in any manner the liability of Guarantor under the other provisions of this Guaranty.

10.   **Waiver of Subrogation.** Guarantor shall have no right of, and hereby waives any claim for, subrogation or reimbursement against Borrower or any general partner of Borrower by reason of any payment by Guarantor under this Guaranty, whether such right or claim arises at law or in equity or under any contract or statute, until the Indebtedness has been paid in full and

there has expired the maximum possible period thereafter during which any payment made by Borrower to Lender with respect to the Indebtedness could be deemed a preference under the United States Bankruptcy Code.

11.   **Preference.** If any payment by Borrower is held to constitute a preference under any applicable bankruptcy, insolvency, or similar laws, or if for any other reason Lender is required to refund any sums to Borrower, such refund shall not constitute a release of any liability of Guarantor under this Guaranty. It is the intention of Lender and Guarantor that Guarantor's obligations under this Guaranty shall not be discharged except by Guarantor's performance of such obligations and then only to the extent of such performance.

12.   **Financial Information.** Guarantor, from time to time upon written request by Lender, shall deliver to Lender such financial statements as Lender may reasonably require. If an Event of Default has occurred and is continuing, Guarantor shall deliver to Lender upon written request copies of its state and federal tax returns.

13.   **Assignment.** Lender may assign its rights under this Guaranty in whole or in part and upon any such assignment, all the terms and provisions of this Guaranty shall inure to the benefit of such assignee to the extent so assigned. The terms used to designate any of the parties herein shall be deemed to include the heirs, legal representatives, successors and assigns of such parties, and the term "**Lender**" shall also include any lawful owner, holder or pledgee of the Note.

14.   **Complete and Final Agreement.** This Guaranty and the other Loan Documents represent the final agreement between the parties and may not be contradicted by evidence of prior, contemporaneous or subsequent oral agreements. There are no unwritten oral agreements between the parties. All prior or contemporaneous agreements, understandings, representations, and statements, oral or written, are merged into this Guaranty and the other Loan Documents. Guarantor acknowledges that Guarantor has received a copy of the Note and all other Loan Documents. Neither this Guaranty nor any of its provisions may be waived, modified, amended, discharged, or terminated except by a writing signed by the party against which the enforcement of the waiver, modification, amendment, discharge, or termination is sought, and then only to the extent set forth in that writing.

15.   **Governing Law.** This Guaranty shall be governed by and enforced in accordance with the laws of the Property Jurisdiction, without giving effect to the choice of law principles of the Property Jurisdiction that would require the application of the laws of a jurisdiction other than the Property Jurisdiction.

16.   **Jurisdiction; Venue.** Guarantor agrees that any controversy arising under or in relation to this Guaranty may be litigated in the Property Jurisdiction, and that the state and federal courts and authorities with jurisdiction in the Property Jurisdiction shall have jurisdiction over all controversies which shall arise under or in relation to this Guaranty. Guarantor irrevocably consents to service, jurisdiction and venue of such courts for any such litigation and waives any other venue to which it might be entitled by virtue of domicile, habitual residence or otherwise. However, nothing herein is intended to limit Lender's right to bring any suit, action or proceeding relating to matters arising under this Guaranty against Guarantor or any of Guarantor's assets in any court of any other jurisdiction.

17. **Guarantor's Interest in Borrower.** Guarantor represents to Lender that Guarantor has a direct or indirect ownership or other financial interest in Borrower and/or will otherwise derive a material financial benefit from the making of the Loan.

18. **STATE-SPECIFIC PROVISIONS:** As defined in the Security Instrument, "Indebtedness" means the principal of, interest on, and all other amounts due at any time under, the Note or the Security Instrument, or both, including prepayment premiums, late charges, default interest, and advances as provided in Section 12 of the Security Instrument to protect the security of the Security Instrument. The instruments being guaranteed, within the meaning of K.R.S. 371.065, are the Note and the Security Instrument, but only to the extent of the Indebtedness.

19. **Residence; Community Property Provision.**

    (a)   Guarantor represents and warrants that his state of residence is Kentucky.

    (b)   Guarantor warrants and represents that he is:

        [_____] single
        [___X___] married

20. **GUARANTOR AND LENDER EACH (A) AGREES NOT TO ELECT A TRIAL BY JURY WITH RESPECT TO ANY ISSUE ARISING OUT OF THIS GUARANTY OR THE RELATIONSHIP BETWEEN THE PARTIES AS GUARANTOR AND LENDER THAT IS TRIABLE OF RIGHT BY A JURY AND (B) WAIVES ANY RIGHT TO TRIAL BY JURY WITH RESPECT TO SUCH ISSUE TO THE EXTENT THAT ANY SUCH RIGHT EXISTS NOW OR IN THE FUTURE. THIS WAIVER OF RIGHT TO TRIAL BY JURY IS SEPARATELY GIVEN BY EACH PARTY, KNOWINGLY AND VOLUNTARILY WITH THE BENEFIT OF COMPETENT LEGAL COUNSEL.**

ATTACHED EXHIBIT. The following Exhibit is attached to this Guaranty:

    |X| Exhibit A   Modifications to Guaranty

IN WITNESS WHEREOF, Guarantor has signed and delivered this Guaranty under seal or has caused this Guaranty to be signed and delivered under seal by its duly authorized representative.



J.D. Nichols

STATE OF Kentucky, Jefferson County, ss:

The foregoing instrument was acknowledged before me this 3rd day of December, 2009, by J.D. Nichols, for the purposes contained therein.

My Commission expires: April 27, 2010



SUSAN M. HOWARD NOTARY PUBLIC STATE AT LARGE, KY

Notary Public

<u>Name and Address of Guarantor</u>:

Name: J.D. Nichols
Address: 10172 Linn Station Road, Suite 200
             Louisville, Kentucky 40223

EXHIBIT A

MODIFICATIONS TO GUARANTY

The following modifications are made to the text of the Guaranty that precedes this Exhibit:

1. A new Section 21 is added, reading as follows:

    "**21. Cross-Collateralization.** The obligations of Guarantor shall not be impaired or in any way limited by (i) any action taken by Lender to enforce its rights under or realize upon collateral for any of the "Loans" as defined in the Master Cross-Collateralization Agreement dated the same date as this Guaranty among Lender, Borrower and the other Borrowers identified therein (the "Master Cross-Collateralization Agreement"), (ii) the fact that Lender may be seeking to realize upon some but not all of the collateral for the "Loans" as defined in the Master Cross-Collateralization Agreement, or (iii) the exercise or not, concurrently, consecutively or otherwise, of any of the rights or remedies available to Lender under the Master Cross-Collateralization Agreement or applicable law."

2. Section 18 is deleted and replaced with the following:

    18. STATE-SPECIFIC PROVISIONS: Notwithstanding Section 1 of this Guaranty, as used in this Guaranty and only for purposes of interpreting or determining Guarantor's liability under this Guaranty, "Indebtedness" means the principal of, interest on, and all other amounts due at any time under, the Note or the Security Instrument, or both, including prepayment premiums, late charges, default interest, and advances as provided in Section 12 of the Security Instrument to protect the security of the Security Instrument, but expressly excludes any obligations of Borrower under any of the other Loan Documents (including, without limitation, any obligations under such other Loan Documents that are incorporated into, or otherwise included in the obligation of Borrower under, the Note or Security Instrument). The instruments being guaranteed, within the meaning of K.R.S. 371.065, are the Note and the Security Instrument, but only to the extent of the Indebtedness.

GUARANTY-CME
MULTISTATE

(for use in all Property jurisdictions except California)

REVISION DATE 8-14-09

This Guaranty ("Guaranty") is entered into to be effective as of December 16, 2009, by the undersigned Person(s) (the "Guarantor" jointly and severally if more than one), for the benefit of **HOLLIDAY FENOGLIO FOWLER, L.P.**, a Texas limited partnership (the "Lender").

RECITALS

A.   NLP Willow Lake, LLC, a Delaware limited liability company (the "Borrower") has requested that Lender make a loan to Borrower in the amount of $10,945,000.00 (the "Loan"). The Loan will be evidenced by a Multifamily Note from Borrower to Lender dated effective as of the effective date of this Guaranty (the "Note"). The Note will be secured by a Multifamily Mortgage, Deed of Trust, or Deed to Secure Debt dated effective as of the effective date of the Note (the "Security Instrument"), encumbering the **Mortgaged Property** described in the Security Instrument.

B.   As a condition to making the Loan to Borrower, Lender requires that the Guarantor execute this Guaranty.

NOW, THEREFORE, in order to induce Lender to make the Loan to Borrower, and in consideration thereof, Guarantor agrees as follows:

1.   **Defined Terms.** "Indebtedness," "Loan Documents" and "Property Jurisdiction" and other capitalized terms used but not defined in this Guaranty shall have the meanings assigned to them in the Security Instrument.

2.   **Scope of Guaranty.**

(a)   Guarantor hereby absolutely, unconditionally and irrevocably guarantees to Lender:

(i)   the full and prompt payment when due, whether at the Maturity Date or earlier, by reason of acceleration or otherwise, and at all times thereafter, of each of the following:

(A)   a portion of the Indebtedness equal to zero percent (0%) of the original principal balance of the Note (the "Base Guaranty"); and

(B)   in addition to the Base Guaranty, all other amounts for which Borrower is personally liable under Sections 9(c), 9(d) and 9(f) of the Note (provided, however, that

Guarantor shall have no liability for failure of the Borrower or SPE Equity Owner to comply with (I) Section 33(b)(xviii) of the Security Instrument and (II) the requirement in Section 33(b)(x)(B) of the Security Instrument as to payment of trade payables within 60 days of the date incurred) of the Note; and

    (C)   all costs and expenses, including reasonable Attorneys' Fees and Costs incurred by Lender in enforcing its rights under this Guaranty; and

    (ii)   the full and prompt payment and performance when due of all of Borrower's obligations under Section 18 of the Security Instrument.

    (b)   If the Base Guaranty stated in Section 2(a)(i)(A) is 100 percent of the original principal balance of the Note, then (i) the Base Guaranty shall mean and include the full and complete guaranty of payment of the entire Indebtedness and the performance of all Borrower's obligations under the Loan Documents; and (ii) for so long as the Base Guaranty remains in effect (there being no limit to the duration of the Base Guaranty unless otherwise expressly provided in this Guaranty), the obligations guaranteed pursuant to Sections 2(a)(i)(B), 2(a)(i)(C) and Section 3 shall be part of, and not in addition to or in limitation of, the Base Guaranty.

If the Base Guaranty stated in Section 2(a)(i)(A) is less than 100 percent of the original principal balance of the Note, then this Section 2(b) shall be completely inapplicable and shall be treated as if not a part of this Guaranty.

    (c)   If Guarantor is not liable for the entire Indebtedness, then all payments made by Borrower with respect to the Indebtedness and all amounts received by Lender from the enforcement of its rights under the Security Instrument and the other Loan Documents (except this Guaranty) shall be applied first to the portion of the Indebtedness for which neither Borrower nor Guarantor has personal liability.

3.   [INTENTIONALLY DELETED]

4.   **Guarantor's Obligations Survive Foreclosure.** The obligations of Guarantor under this Guaranty shall survive any foreclosure proceeding, any foreclosure sale, any delivery of any deed in lieu of foreclosure, and any release of record of the Security Instrument, and, in addition, the obligations of Guarantor relating to Borrower's obligations under Section 18 of the Security Instrument shall survive any repayment or discharge of the Indebtedness. Notwithstanding the foregoing, if Lender has never been a mortgagee-in-possession of or held title to the Mortgaged Property, Guarantor shall have no obligation under this Guaranty relating to Borrower's obligations under Section 18 of the Security Instrument after the date of the release of record of the lien of the Security Instrument as a result of the payment in full of the Indebtedness on the Maturity Date or by voluntary prepayment in full.

5.   **Guaranty of Payment and Performance.** Guarantor's obligations under this Guaranty constitute an unconditional guaranty of payment and performance and not merely a guaranty of collection.

6.   **No Demand by Lender Necessary; Waivers by Guarantor.** The obligations of Guarantor under this Guaranty shall be performed without demand by Lender and shall be unconditional regardless of the genuineness, validity, regularity or enforceability of the Note, the Security Instrument, or any other Loan Document, and without regard to any other circumstance which might otherwise constitute a legal or equitable discharge of a surety, a guarantor, a borrower or a mortgagor. Guarantor hereby waives, to the fullest extent permitted by applicable law:

(a)   the benefit of all principles or provisions of law, statutory or otherwise, which are or might be in conflict with the terms of this Guaranty and agrees that Guarantor's obligations shall not be affected by any circumstances, whether or not referred to in this Guaranty, which might otherwise constitute a legal or equitable discharge of a surety, a guarantor, a borrower or a mortgagor;

(b)   the benefits of any right of discharge under any and all statutes or other laws relating to a guarantor, a surety, a borrower or a mortgagor, and any other rights of a surety, a guarantor, a borrower or a mortgagor under such statutes or laws;

(c)   diligence in collecting the Indebtedness, presentment, demand for payment, protest, all notices with respect to the Note and this Guaranty which may be required by statute, rule of law or otherwise to preserve Lender's rights against Guarantor under this Guaranty, including, but not limited to, notice of acceptance, notice of any amendment of the Loan Documents, notice of the occurrence of any default or Event of Default, notice of intent to accelerate, notice of acceleration, notice of dishonor, notice of foreclosure, notice of protest, and notice of the incurring by Borrower of any obligation or indebtedness;

(d)   all rights to cause a marshalling of the Borrower's assets or to require Lender to:

      (i)   proceed against Borrower or any other guarantor of Borrower's payment or performance under the Loan Documents (an "**Other Guarantor**");

      (ii)   proceed against any general partner of Borrower or any Other Guarantor if Borrower or any Other Guarantor is a partnership;

      (iii)   proceed against or exhaust any collateral held by Lender to secure the repayment of the Indebtedness; or

      (iv)   pursue any other remedy it may now or hereafter have against Borrower, or, if Borrower is a partnership, any general partner of Borrower;

(e)   any right to object to the timing, manner or conduct of Lender's enforcement of its rights under any of the Loan Documents; and

(f)   any right to revoke this Guaranty as to any future advances by Lender under the terms of the Security Instrument to protect Lender's interest in the Mortgaged Property.

7.   **Modification of Loan Documents.** At any time or from time to time and any number of times, without notice to Guarantor and without affecting the liability of Guarantor, Lender may:

(a)   extend the time for payment of the principal of or interest on the Indebtedness or renew the Indebtedness in whole or in part;

(b)   extend the time for Borrower's performance of or compliance with any covenant or agreement contained in the Note, the Security Instrument or any other Loan Document, whether presently existing or hereinafter entered into, or waive such performance or compliance;

(c)   accelerate the Maturity Date of the Indebtedness as provided in the Note, the Security Instrument, or any other Loan Document;

(d)   with Borrower, modify or amend the Note, the Security Instrument, or any other Loan Document in any respect, including, but not limited to, an increase in the principal amount; and/or

(e)   modify, exchange, surrender or otherwise deal with any security for the Indebtedness or accept additional security that is pledged or mortgaged for the Indebtedness.

8.   **Joint and Several Liability.** The obligations of Guarantor (and each party named as a Guarantor in this Guaranty) and any Other Guarantor shall be joint and several. Lender, in its sole and absolute discretion, may:

(a)   bring suit against Guarantor, or any one or more of the parties named as a Guarantor in this Guaranty, and any Other Guarantor, jointly and severally, or against any one or more of them;

(b)   compromise or settle with Guarantor, any one or more of the parties named as a Guarantor in this Guaranty, or any Other Guarantor, for such consideration as Lender may deem proper;

(c)   release one or more of the parties named as a Guarantor in this Guaranty, or any Other Guarantor, from liability; and

(d)   otherwise deal with Guarantor and any Other Guarantor, or any one or more of them, in any manner, and no such action shall impair the rights of Lender to collect from Guarantor any amount guaranteed by Guarantor under this Guaranty.

9.   **Subordination of Borrower's Indebtedness to Guarantor.** Any indebtedness of Borrower held by Guarantor now or in the future is and shall be subordinated to the Indebtedness and Guarantor shall collect, enforce and receive any such indebtedness of Borrower as trustee for Lender, but without reducing or affecting in any manner the liability of Guarantor under the other provisions of this Guaranty.

10.   **Waiver of Subrogation.** Guarantor shall have no right of, and hereby waives any claim for, subrogation or reimbursement against Borrower or any general partner of Borrower by reason of any payment by Guarantor under this Guaranty, whether such right or claim arises at law or in equity or under any contract or statute, until the Indebtedness has been paid in full and

there has expired the maximum possible period thereafter during which any payment made by Borrower to Lender with respect to the Indebtedness could be deemed a preference under the United States Bankruptcy Code.

11. **Preference.** If any payment by Borrower is held to constitute a preference under any applicable bankruptcy, insolvency, or similar laws, or if for any other reason Lender is required to refund any sums to Borrower, such refund shall not constitute a release of any liability of Guarantor under this Guaranty. It is the intention of Lender and Guarantor that Guarantor's obligations under this Guaranty shall not be discharged except by Guarantor's performance of such obligations and then only to the extent of such performance.

12. **Financial Information.** Guarantor, from time to time upon written request by Lender, shall deliver to Lender such financial statements as Lender may reasonably require. If an Event of Default has occurred and is continuing, Guarantor shall deliver to Lender upon written request copies of its state and federal tax returns.

13. **Assignment.** Lender may assign its rights under this Guaranty in whole or in part and upon any such assignment, all the terms and provisions of this Guaranty shall inure to the benefit of such assignee to the extent so assigned. The terms used to designate any of the parties herein shall be deemed to include the heirs, legal representatives, successors and assigns of such parties, and the term "Lender" shall also include any lawful owner, holder or pledgee of the Note.

14. **Complete and Final Agreement.** This Guaranty and the other Loan Documents represent the final agreement between the parties and may not be contradicted by evidence of prior, contemporaneous or subsequent oral agreements. There are no unwritten oral agreements between the parties. All prior or contemporaneous agreements, understandings, representations, and statements, oral or written, are merged into this Guaranty and the other Loan Documents. Guarantor acknowledges that Guarantor has received a copy of the Note and all other Loan Documents. Neither this Guaranty nor any of its provisions may be waived, modified, amended, discharged, or terminated except by a writing signed by the party against which the enforcement of the waiver, modification, amendment, discharge, or termination is sought, and then only to the extent set forth in that writing.

15. **Governing Law.** This Guaranty shall be governed by and enforced in accordance with the laws of the Property Jurisdiction, without giving effect to the choice of law principles of the Property Jurisdiction that would require the application of the laws of a jurisdiction other than the Property Jurisdiction.

16. **Jurisdiction; Venue.** Guarantor agrees that any controversy arising under or in relation to this Guaranty may be litigated in the Property Jurisdiction, and that the state and federal courts and authorities with jurisdiction in the Property Jurisdiction shall have jurisdiction over all controversies which shall arise under or in relation to this Guaranty. Guarantor irrevocably consents to service, jurisdiction and venue of such courts for any such litigation and waives any other venue to which it might be entitled by virtue of domicile, habitual residence or otherwise. However, nothing herein is intended to limit Lender's right to bring any suit, action or proceeding relating to matters arising under this Guaranty against Guarantor or any of Guarantor's assets in any court of any other jurisdiction.

17.   **Guarantor's Interest in Borrower.**   Guarantor represents to Lender that Guarantor has a direct or indirect ownership or other financial interest in Borrower and/or will otherwise derive a material financial benefit from the making of the Loan.

18.   **STATE-SPECIFIC PROVISIONS:**   As used herein, "Attorneys' Fees and Costs" shall mean (i) fees and out-of-pocket costs of Lender's and Loan Servicer's attorneys, as applicable, including costs of Lender's and Loan Servicer's in-house counsel, support staff costs, costs of preparing for litigation, computerized research, telephone and facsimile transmission expenses, mileage, deposition costs, postage, duplicating, process service, videotaping and similar costs and expenses; (ii) costs and fees of expert witnesses, including appraisers; and (iii) investigatory fees. Nothing in this clause is intended to limit the nature or extent of any costs or expenses that may be recovered by Lender from Guarantor.

19.   **Residence; Community Property Provision.**

(a)   Guarantor represents and warrants that his state of residence is Kentucky.

(b)   Guarantor warrants and represents that he is:

[   ] single
[X   ] married

20.   **GUARANTOR AND LENDER EACH (A) AGREES NOT TO ELECT A TRIAL BY JURY WITH RESPECT TO ANY ISSUE ARISING OUT OF THIS GUARANTY OR THE RELATIONSHIP BETWEEN THE PARTIES AS GUARANTOR AND LENDER THAT IS TRIABLE OF RIGHT BY A JURY AND (B) WAIVES ANY RIGHT TO TRIAL BY JURY WITH RESPECT TO SUCH ISSUE TO THE EXTENT THAT ANY SUCH RIGHT EXISTS NOW OR IN THE FUTURE. THIS WAIVER OF RIGHT TO TRIAL BY JURY IS SEPARATELY GIVEN BY EACH PARTY, KNOWINGLY AND VOLUNTARILY WITH THE BENEFIT OF COMPETENT LEGAL COUNSEL.**

ATTACHED EXHIBIT. The following Exhibit is attached to this Guaranty:

[X]   Exhibit A   Modifications to Guaranty

IN WITNESS WHEREOF, Guarantor has signed and delivered this Guaranty under seal or has caused this Guaranty to be signed and delivered under seal by its duly authorized representative.



J.D. Nichols

STATE OF _____KENTUCKY_____ , _____Jefferson_____ County, ss:

The foregoing instrument was acknowledged before me this ___2nd___ day of ___December___ 2009, by J.D. Nichols, for the purposes contained therein.

My Commission expires: ___April 27, 2010___



_____
Notary Public

Name and Address of Guarantor:

Name: J.D. Nichols
Address: 10172 Linn Station Road, Suite 200
           Louisville, Kentucky 40223

EXHIBIT A

MODIFICATIONS TO GUARANTY

The following modifications are made to the text of the Guaranty that precedes this Exhibit:

1.   A new Section 21 is added, reading as follows:

        "**21.**   **Cross-Collateralization.** The obligations of Guarantor shall not be impaired or in any way limited by (i) any action taken by Lender to enforce its rights under or realize upon collateral for any of the "Loans" as defined in the Master Cross-Collateralization Agreement dated the same date as this Guaranty among Lender, Borrower and the other Borrowers identified therein (the "Master Cross-Collateralization Agreement"), (ii) the fact that Lender may be seeking to realize upon some but not all of the collateral for the "Loans" as defined in the Master Cross-Collateralization Agreement, or (iii) the exercise or not, concurrently, consecutively or otherwise, of any of the rights or remedies available to Lender under the Master Cross-Collateralization Agreement or applicable law."

GUARANTY-CME
MULTISTATE

(for use in all Property jurisdictions except California)

REVISION DATE 8-14-09

This Guaranty ("**Guaranty**") is entered into to be effective as of December 16, 2009, by the undersigned Person(s) (the "**Guarantor**" jointly and severally if more than one), for the benefit of **HOLLIDAY FENOGLIO FOWLER, L.P.**, a Texas limited partnership (the "**Lender**").

RECITALS

A.   NLP Castle Creek, LLC, a Delaware limited liability company (the "**Borrower**") has requested that Lender make a loan to Borrower in the amount of $13,895,000.00 (the "**Loan**"). The Loan will be evidenced by a Multifamily Note from Borrower to Lender dated effective as of the effective date of this Guaranty (the "**Note**"). The Note will be secured by a Multifamily Mortgage, Deed of Trust, or Deed to Secure Debt dated effective as of the effective date of the Note (the "**Security Instrument**"), encumbering the **Mortgaged Property** described in the Security Instrument.

B.   As a condition to making the Loan to Borrower, Lender requires that the Guarantor execute this Guaranty.

NOW, THEREFORE, in order to induce Lender to make the Loan to Borrower, and in consideration thereof, Guarantor agrees as follows:

1.   **Defined Terms.**   "**Indebtedness,**" "**Loan Documents**" **and** "**Property Jurisdiction**" and other capitalized terms used but not defined in this Guaranty shall have the meanings assigned to them in the Security Instrument.

2.   **Scope of Guaranty.**

(a)   Guarantor hereby absolutely, unconditionally and irrevocably guarantees to Lender:

(i)   the full and prompt payment when due, whether at the Maturity Date or earlier, by reason of acceleration or otherwise, and at all times thereafter, of each of the following:

(A)   a portion of the Indebtedness equal to zero percent (0%) of the original principal balance of the Note (the "**Base Guaranty**"); and

(B)   in addition to the Base Guaranty, all other amounts for which Borrower is personally liable under Sections 9(c), 9(d) and 9(f) of the Note (provided, however, that

Guarantor shall have no liability for failure of the Borrower or SPE Equity Owner to comply with (I) Section 33(b)(xviii) of the Security Instrument and (II) the requirement in Section 33(b)(x)(B) of the Security Instrument as to payment of trade payables within 60 days of the date incurred) of the Note; and

(C)   all costs and expenses, including reasonable Attorneys' Fees and Costs incurred by Lender in enforcing its rights under this Guaranty; and

(ii)   the full and prompt payment and performance when due of all of Borrower's obligations under Section 18 of the Security Instrument.

(b)   If the Base Guaranty stated in Section 2(a)(i)(A) is 100 percent of the original principal balance of the Note, then (i) the Base Guaranty shall mean and include the full and complete guaranty of payment of the entire Indebtedness and the performance of all Borrower's obligations under the Loan Documents; and (ii) for so long as the Base Guaranty remains in effect (there being no limit to the duration of the Base Guaranty unless otherwise expressly provided in this Guaranty), the obligations guaranteed pursuant to Sections 2(a)(i)(B), 2(a)(i)(C) and Section 3 shall be part of, and not in addition to or in limitation of, the Base Guaranty.

If the Base Guaranty stated in Section 2(a)(i)(A) is less than 100 percent of the original principal balance of the Note, then this Section 2(b) shall be completely inapplicable and shall be treated as if not a part of this Guaranty.

(c)   If Guarantor is not liable for the entire Indebtedness, then all payments made by Borrower with respect to the Indebtedness and all amounts received by Lender from the enforcement of its rights under the Security Instrument and the other Loan Documents (except this Guaranty) shall be applied first to the portion of the Indebtedness for which neither Borrower nor Guarantor has personal liability.

3.   [INTENTIONALLY DELETED]

4.   **Guarantor's Obligations Survive Foreclosure.** The obligations of Guarantor under this Guaranty shall survive any foreclosure proceeding, any foreclosure sale, any delivery of any deed in lieu of foreclosure, and any release of record of the Security Instrument, and, in addition, the obligations of Guarantor relating to Borrower's obligations under Section 18 of the Security Instrument shall survive any repayment or discharge of the Indebtedness. Notwithstanding the foregoing, if Lender has never been a mortgagee-in-possession of or held title to the Mortgaged Property, Guarantor shall have no obligation under this Guaranty relating to Borrower's obligations under Section 18 of the Security Instrument after the date of the release of record of the lien of the Security Instrument as a result of the payment in full of the Indebtedness on the Maturity Date or by voluntary prepayment in full.

5.   **Guaranty of Payment and Performance.** Guarantor's obligations under this Guaranty constitute an unconditional guaranty of payment and performance and not merely a guaranty of collection.

6. No Demand by Lender Necessary; Waivers by Guarantor. The obligations of Guarantor under this Guaranty shall be performed without demand by Lender and shall be unconditional regardless of the genuineness, validity, regularity or enforceability of the Note, the Security Instrument, or any other Loan Document, and without regard to any other circumstance which might otherwise constitute a legal or equitable discharge of a surety, a guarantor, a borrower or a mortgagor. Guarantor hereby waives, to the fullest extent permitted by applicable law:

(a) the benefit of all principles or provisions of law, statutory or otherwise, which are or might be in conflict with the terms of this Guaranty and agrees that Guarantor's obligations shall not be affected by any circumstances, whether or not referred to in this Guaranty, which might otherwise constitute a legal or equitable discharge of a surety, a guarantor, a borrower or a mortgagor;

(b) the benefits of any right of discharge under any and all statutes or other laws relating to a guarantor, a surety, a borrower or a mortgagor, and any other rights of a surety, a guarantor, a borrower or a mortgagor under such statutes or laws;

(c) diligence in collecting the Indebtedness, presentment, demand for payment, protest, all notices with respect to the Note and this Guaranty which may be required by statute, rule of law or otherwise to preserve Lender's rights against Guarantor under this Guaranty, including, but not limited to, notice of acceptance, notice of any amendment of the Loan Documents, notice of the occurrence of any default or Event of Default, notice of intent to accelerate, notice of acceleration, notice of dishonor, notice of foreclosure, notice of protest, and notice of the incurring by Borrower of any obligation or indebtedness;

(d) all rights to cause a marshalling of the Borrower's assets or to require Lender to:

   (i) proceed against Borrower or any other guarantor of Borrower's payment or performance under the Loan Documents (an **"Other Guarantor"**);

   (ii) proceed against any general partner of Borrower or any Other Guarantor if Borrower or any Other Guarantor is a partnership;

   (iii) proceed against or exhaust any collateral held by Lender to secure the repayment of the Indebtedness; or

   (iv) pursue any other remedy it may now or hereafter have against Borrower, or, if Borrower is a partnership, any general partner of Borrower;

(e) any right to object to the timing, manner or conduct of Lender's enforcement of its rights under any of the Loan Documents; and

(f) any right to revoke this Guaranty as to any future advances by Lender under the terms of the Security Instrument to protect Lender's interest in the Mortgaged Property.

7.   **Modification of Loan Documents.** At any time or from time to time and any number of times, without notice to Guarantor and without affecting the liability of Guarantor, Lender may:

(a)   extend the time for payment of the principal of or interest on the Indebtedness or renew the Indebtedness in whole or in part;

(b)   extend the time for Borrower's performance of or compliance with any covenant or agreement contained in the Note, the Security Instrument or any other Loan Document, whether presently existing or hereinafter entered into, or waive such performance or compliance;

(c)   accelerate the Maturity Date of the Indebtedness as provided in the Note, the Security Instrument, or any other Loan Document;

(d)   with Borrower, modify or amend the Note, the Security Instrument, or any other Loan Document in any respect, including, but not limited to, an increase in the principal amount; and/or

(e)   modify, exchange, surrender or otherwise deal with any security for the Indebtedness or accept additional security that is pledged or mortgaged for the Indebtedness.

8.   **Joint and Several Liability.** The obligations of Guarantor (and each party named as a Guarantor in this Guaranty) and any Other Guarantor shall be joint and several. Lender, in its sole and absolute discretion, may:

(a)   bring suit against Guarantor, or any one or more of the parties named as a Guarantor in this Guaranty, and any Other Guarantor, jointly and severally, or against any one or more of them;

(b)   compromise or settle with Guarantor, any one or more of the parties named as a Guarantor in this Guaranty, or any Other Guarantor, for such consideration as Lender may deem proper;

(c)   release one or more of the parties named as a Guarantor in this Guaranty, or any Other Guarantor, from liability; and

(d)   otherwise deal with Guarantor and any Other Guarantor, or any one or more of them, in any manner, and no such action shall impair the rights of Lender to collect from Guarantor any amount guaranteed by Guarantor under this Guaranty.

9.   **Subordination of Borrower's Indebtedness to Guarantor.** Any indebtedness of Borrower held by Guarantor now or in the future is and shall be subordinated to the Indebtedness and Guarantor shall collect, enforce and receive any such indebtedness of Borrower as trustee for Lender, but without reducing or affecting in any manner the liability of Guarantor under the other provisions of this Guaranty.

10.   **Waiver of Subrogation.** Guarantor shall have no right of, and hereby waives any claim for, subrogation or reimbursement against Borrower or any general partner of Borrower by reason of any payment by Guarantor under this Guaranty, whether such right or claim arises at law or in equity or under any contract or statute, until the Indebtedness has been paid in full and

---

there has expired the maximum possible period thereafter during which any payment made by Borrower to Lender with respect to the Indebtedness could be deemed a preference under the United States Bankruptcy Code.

11.   Preference. If any payment by Borrower is held to constitute a preference under any applicable bankruptcy, insolvency, or similar laws, or if for any other reason Lender is required to refund any sums to Borrower, such refund shall not constitute a release of any liability of Guarantor under this Guaranty. It is the intention of Lender and Guarantor that Guarantor's obligations under this Guaranty shall not be discharged except by Guarantor's performance of such obligations and then only to the extent of such performance.

12.   Financial Information. Guarantor, from time to time upon written request by Lender, shall deliver to Lender such financial statements as Lender may reasonably require. If an Event of Default has occurred and is continuing, Guarantor shall deliver to Lender upon written request copies of its state and federal tax returns.

13.   Assignment. Lender may assign its rights under this Guaranty in whole or in part and upon any such assignment, all the terms and provisions of this Guaranty shall inure to the benefit of such assignee to the extent so assigned. The terms used to designate any of the parties herein shall be deemed to include the heirs, legal representatives, successors and assigns of such parties, and the term **"Lender"** shall also include any lawful owner, holder or pledgee of the Note.

14.   Complete and Final Agreement. This Guaranty and the other Loan Documents represent the final agreement between the parties and may not be contradicted by evidence of prior, contemporaneous or subsequent oral agreements. There are no unwritten oral agreements between the parties. All prior or contemporaneous agreements, understandings, representations, and statements, oral or written, are merged into this Guaranty and the other Loan Documents. Guarantor acknowledges that Guarantor has received a copy of the Note and all other Loan Documents. Neither this Guaranty nor any of its provisions may be waived, modified, amended, discharged, or terminated except by a writing signed by the party against which the enforcement of the waiver, modification, amendment, discharge, or termination is sought, and then only to the extent set forth in that writing.

15.   Governing Law. This Guaranty shall be governed by and enforced in accordance with the laws of the Property Jurisdiction, without giving effect to the choice of law principles of the Property Jurisdiction that would require the application of the laws of a jurisdiction other than the Property Jurisdiction.

16.   Jurisdiction; Venue. Guarantor agrees that any controversy arising under or in relation to this Guaranty may be litigated in the Property Jurisdiction, and that the state and federal courts and authorities with jurisdiction in the Property Jurisdiction shall have jurisdiction over all controversies which shall arise under or in relation to this Guaranty. Guarantor irrevocably consents to service, jurisdiction and venue of such courts for any such litigation and waives any other venue to which it might be entitled by virtue of domicile, habitual residence or otherwise. However, nothing herein is intended to limit Lender's right to bring any suit, action or proceeding relating to matters arising under this Guaranty against Guarantor or any of Guarantor's assets in any court of any other jurisdiction.

17.   **Guarantor's Interest in Borrower.**   Guarantor represents to Lender that Guarantor has a direct or indirect ownership or other financial interest in Borrower and/or will otherwise derive a material financial benefit from the making of the Loan.

18.   **STATE-SPECIFIC PROVISIONS:**   As used herein, "Attorneys' Fees and Costs" shall mean (i) fees and out-of-pocket costs of Lender's and Loan Servicer's attorneys, as applicable, including costs of Lender's and Loan Servicer's in-house counsel, support staff costs, costs of preparing for litigation, computerized research, telephone and facsimile transmission expenses, mileage, deposition costs, postage, duplicating, process service, videotaping and similar costs and expenses; (ii) costs and fees of expert witnesses, including appraisers; and (iii) investigatory fees.   Nothing in this clause is intended to limit the nature or extent of any costs or expenses that may be recovered by Lender from Guarantor.

19.   **Residence; Community Property Provision.**

   (a)   Guarantor represents and warrants that his state of residence is Kentucky.

   (b)   Guarantor warrants and represents that he is:

   [___] single
   [X] married

20.   **GUARANTOR AND LENDER EACH (A) AGREES NOT TO ELECT A TRIAL BY JURY WITH RESPECT TO ANY ISSUE ARISING OUT OF THIS GUARANTY OR THE RELATIONSHIP BETWEEN THE PARTIES AS GUARANTOR AND LENDER THAT IS TRIABLE OF RIGHT BY A JURY AND (B) WAIVES ANY RIGHT TO TRIAL BY JURY WITH RESPECT TO SUCH ISSUE TO THE EXTENT THAT ANY SUCH RIGHT EXISTS NOW OR IN THE FUTURE. THIS WAIVER OF RIGHT TO TRIAL BY JURY IS SEPARATELY GIVEN BY EACH PARTY, KNOWINGLY AND VOLUNTARILY WITH THE BENEFIT OF COMPETENT LEGAL COUNSEL.**

   ATTACHED EXHIBIT.   The following Exhibit is attached to this Guaranty:

   |X| Exhibit A   Modifications to Guaranty

IN WITNESS WHEREOF, Guarantor has signed and delivered this Guaranty under seal or has caused this Guaranty to be signed and delivered under seal by its duly authorized representative.



J.D. Nichols

STATE OF _KENTUCKY_____, _Jefferson_ County, ss:

The foregoing instrument was acknowledged before me this _3rd_ day of _December_ , 2009, by J.D. Nichols, for the purposes contained therein.

My Commission expires: _April 27, 2010_



Susan M. Howard

Notary Public

Name and Address of Guarantor:

Name: J.D. Nichols
Address: 10172 Linn Station Road, Suite 200
               Louisville, Kentucky 40223

EXHIBIT A

MODIFICATIONS TO GUARANTY

The following modifications are made to the text of the Guaranty that precedes this Exhibit:

1.   A new Section 21 is added, reading as follows:

        "**21.   Cross-Collateralization.**   The obligations of Guarantor shall not be impaired or in any way limited by (i) any action taken by Lender to enforce its rights under or realize upon collateral for any of the "Loans" as defined in the Master Cross-Collateralization Agreement dated the same date as this Guaranty among Lender, Borrower and the other Borrowers identified therein (the "Master Cross-Collateralization Agreement"), (ii) the fact that Lender may be seeking to realize upon some but not all of the collateral for the "Loans" as defined in the Master Cross-Collateralization Agreement, or (iii) the exercise or not, concurrently, consecutively or otherwise, of any of the rights or remedies available to Lender under the Master Cross-Collateralization Agreement or applicable law."

GUARANTY-CME
MULTISTATE

(for use in all Property jurisdictions except California)

REVISION DATE 8-14-09

This Guaranty ("Guaranty") is entered into to be effective as of December 16, 2009, by the undersigned Person(s) (the "Guarantor" jointly and severally if more than one), for the benefit of **HOLLIDAY FENOGLIO FOWLER, L.P.**, a Texas limited partnership (the "Lender").

RECITALS

A.   NLP Lake Clearwater, LLC, a Delaware limited liability company (the "Borrower") has requested that Lender make a loan to Borrower in the amount of $11,390,000.00 (the "Loan"). The Loan will be evidenced by a Multifamily Note from Borrower to Lender dated effective as of the effective date of this Guaranty (the "Note"). The Note will be secured by a Multifamily Mortgage, Deed of Trust, or Deed to Secure Debt dated effective as of the effective date of the Note (the "Security Instrument"), encumbering the **Mortgaged Property** described in the Security Instrument.

B.   As a condition to making the Loan to Borrower, Lender requires that the Guarantor execute this Guaranty.

NOW, THEREFORE, in order to induce Lender to make the Loan to Borrower, and in consideration thereof, Guarantor agrees as follows:

1.   **Defined Terms.** "**Indebtedness**," "**Loan Documents**" and "**Property Jurisdiction**" and other capitalized terms used but not defined in this Guaranty shall have the meanings assigned to them in the Security Instrument.

2.   **Scope of Guaranty.**

    (a)   Guarantor hereby absolutely, unconditionally and irrevocably guarantees to Lender:

        (i)   the full and prompt payment when due, whether at the Maturity Date or earlier, by reason of acceleration or otherwise, and at all times thereafter, of each of the following:

            (A)   a portion of the Indebtedness equal to zero percent (0%) of the original principal balance of the Note (the "**Base Guaranty**"); and

            (B)   in addition to the Base Guaranty, all other amounts for which Borrower is personally liable under Sections 9(c), 9(d) and 9(f) of the Note (provided, however, that

Guarantor shall have no liability for failure of the Borrower or SPE Equity Owner to comply with (I) Section 33(b)(xviii) of the Security Instrument and (II) the requirement in Section 33(b)(x)(B) of the Security Instrument as to payment of trade payables within 60 days of the date incurred) of the Note; and

(C) all costs and expenses, including reasonable Attorneys' Fees and Costs incurred by Lender in enforcing its rights under this Guaranty; and

(ii) the full and prompt payment and performance when due of all of Borrower's obligations under Section 18 of the Security Instrument.

(b) If the Base Guaranty stated in Section 2(a)(i)(A) is 100 percent of the original principal balance of the Note, then (i) the Base Guaranty shall mean and include the full and complete guaranty of payment of the entire Indebtedness and the performance of all Borrower's obligations under the Loan Documents; and (ii) for so long as the Base Guaranty remains in effect (there being no limit to the duration of the Base Guaranty unless otherwise expressly provided in this Guaranty), the obligations guaranteed pursuant to Sections 2(a)(i)(B), 2(a)(i)(C) and Section 3 shall be part of, and not in addition to or in limitation of, the Base Guaranty.

If the Base Guaranty stated in Section 2(a)(i)(A) is less than 100 percent of the original principal balance of the Note, then this Section 2(b) shall be completely inapplicable and shall be treated as if not a part of this Guaranty.

(c) If Guarantor is not liable for the entire Indebtedness, then all payments made by Borrower with respect to the Indebtedness and all amounts received by Lender from the enforcement of its rights under the Security Instrument and the other Loan Documents (except this Guaranty) shall be applied first to the portion of the Indebtedness for which neither Borrower nor Guarantor has personal liability.

3. [INTENTIONALLY DELETED]

4. **Guarantor's Obligations Survive Foreclosure.** The obligations of Guarantor under this Guaranty shall survive any foreclosure proceeding, any foreclosure sale, any delivery of any deed in lieu of foreclosure, and any release of record of the Security Instrument, and, in addition, the obligations of Guarantor relating to Borrower's obligations under Section 18 of the Security Instrument shall survive any repayment or discharge of the Indebtedness. Notwithstanding the foregoing, if Lender has never been a mortgagee-in-possession of or held title to the Mortgaged Property, Guarantor shall have no obligation under this Guaranty relating to Borrower's obligations under Section 18 of the Security Instrument after the date of the release of record of the lien of the Security Instrument as a result of the payment in full of the Indebtedness on the Maturity Date or by voluntary prepayment in full.

5. **Guaranty of Payment and Performance.** Guarantor's obligations under this Guaranty constitute an unconditional guaranty of payment and performance and not merely a guaranty of collection.

6.   **No Demand by Lender Necessary; Waivers by Guarantor.** The obligations of Guarantor under this Guaranty shall be performed without demand by Lender and shall be unconditional regardless of the genuineness, validity, regularity or enforceability of the Note, the Security Instrument, or any other Loan Document, and without regard to any other circumstance which might otherwise constitute a legal or equitable discharge of a surety, a guarantor, a borrower or a mortgagor. Guarantor hereby waives, to the fullest extent permitted by applicable law:

(a)   the benefit of all principles or provisions of law, statutory or otherwise, which are or might be in conflict with the terms of this Guaranty and agrees that Guarantor's obligations shall not be affected by any circumstances, whether or not referred to in this Guaranty, which might otherwise constitute a legal or equitable discharge of a surety, a guarantor, a borrower or a mortgagor;

(b)   the benefits of any right of discharge under any and all statutes or other laws relating to a guarantor, a surety, a borrower or a mortgagor, and any other rights of a surety, a guarantor, a borrower or a mortgagor under such statutes or laws;

(c)   diligence in collecting the Indebtedness, presentment, demand for payment, protest, all notices with respect to the Note and this Guaranty which may be required by statute, rule of law or otherwise to preserve Lender's rights against Guarantor under this Guaranty, including, but not limited to, notice of acceptance, notice of any amendment of the Loan Documents, notice of the occurrence of any default or Event of Default, notice of intent to accelerate, notice of acceleration, notice of dishonor, notice of foreclosure, notice of protest, and notice of the incurring by Borrower of any obligation or indebtedness;

(d)   all rights to cause a marshalling of the Borrower's assets or to require Lender to:

(i)   proceed against Borrower or any other guarantor of Borrower's payment or performance under the Loan Documents (an "Other Guarantor");

(ii)   proceed against any general partner of Borrower or any Other Guarantor if Borrower or any Other Guarantor is a partnership;

(iii)·   proceed against or exhaust any collateral held by Lender to secure the repayment of the Indebtedness; or

(iv)   pursue any other remedy it may now or hereafter have against Borrower, or, if Borrower is a partnership, any general partner of Borrower;

(e)   any right to object to the timing, manner or conduct of Lender's enforcement of its rights under any of the Loan Documents; and

(f)   any right to revoke this Guaranty as to any future advances by Lender under the terms of the Security Instrument to protect Lender's interest in the Mortgaged Property.

7.   **Modification of Loan Documents.** At any time or from time to time and any number of times, without notice to Guarantor and without affecting the liability of Guarantor, Lender may:

(a)   extend the time for payment of the principal of or interest on the Indebtedness or renew the Indebtedness in whole or in part;

(b)   extend the time for Borrower's performance of or compliance with any covenant or agreement contained in the Note, the Security Instrument or any other Loan Document, whether presently existing or hereinafter entered into, or waive such performance or compliance;

(c)   accelerate the Maturity Date of the Indebtedness as provided in the Note, the Security Instrument, or any other Loan Document;

(d)   with Borrower, modify or amend the Note, the Security Instrument, or any other Loan Document in any respect, including, but not limited to, an increase in the principal amount; and/or

(e)   modify, exchange, surrender or otherwise deal with any security for the Indebtedness or accept additional security that is pledged or mortgaged for the Indebtedness.

8.   **Joint and Several Liability.** The obligations of Guarantor (and each party named as a Guarantor in this Guaranty) and any Other Guarantor shall be joint and several. Lender, in its sole and absolute discretion, may:

(a)   bring suit against Guarantor, or any one or more of the parties named as a Guarantor in this Guaranty, and any Other Guarantor, jointly and severally, or against any one or more of them;

(b)   compromise or settle with Guarantor, any one or more of the parties named as a Guarantor in this Guaranty, or any Other Guarantor, for such consideration as Lender may deem proper;

(c)   release one or more of the parties named as a Guarantor in this Guaranty, or any Other Guarantor, from liability; and

(d)   otherwise deal with Guarantor and any Other Guarantor, or any one or more of them, in any manner, and no such action shall impair the rights of Lender to collect from Guarantor any amount guaranteed by Guarantor under this Guaranty.

9.   **Subordination of Borrower's Indebtedness to Guarantor.** Any indebtedness of Borrower held by Guarantor now or in the future is and shall be subordinated to the Indebtedness and Guarantor shall collect, enforce and receive any such indebtedness of Borrower as trustee for Lender, but without reducing or affecting in any manner the liability of Guarantor under the other provisions of this Guaranty.

10.   **Waiver of Subrogation.** Guarantor shall have no right of, and hereby waives any claim for, subrogation or reimbursement against Borrower or any general partner of Borrower by reason of any payment by Guarantor under this Guaranty, whether such right or claim arises at law or in equity or under any contract or statute, until the Indebtedness has been paid in full and

there has expired the maximum possible period thereafter during which any payment made by Borrower to Lender with respect to the Indebtedness could be deemed a preference under the United States Bankruptcy Code.

11. **Preference.** If any payment by Borrower is held to constitute a preference under any applicable bankruptcy, insolvency, or similar laws, or if for any other reason Lender is required to refund any sums to Borrower, such refund shall not constitute a release of any liability of Guarantor under this Guaranty. It is the intention of Lender and Guarantor that Guarantor's obligations under this Guaranty shall not be discharged except by Guarantor's performance of such obligations and then only to the extent of such performance.

12. **Financial Information.** Guarantor, from time to time upon written request by Lender, shall deliver to Lender such financial statements as Lender may reasonably require. If an Event of Default has occurred and is continuing, Guarantor shall deliver to Lender upon written request copies of its state and federal tax returns.

13. **Assignment.** Lender may assign its rights under this Guaranty in whole or in part and upon any such assignment, all the terms and provisions of this Guaranty shall inure to the benefit of such assignee to the extent so assigned. The terms used to designate any of the parties herein shall be deemed to include the heirs, legal representatives, successors and assigns of such parties, and the term "Lender" shall also include any lawful owner, holder or pledgee of the Note.

14. **Complete and Final Agreement.** This Guaranty and the other Loan Documents represent the final agreement between the parties and may not be contradicted by evidence of prior, contemporaneous or subsequent oral agreements. There are no unwritten oral agreements between the parties. All prior or contemporaneous agreements, understandings, representations, and statements, oral or written, are merged into this Guaranty and the other Loan Documents. Guarantor acknowledges that Guarantor has received a copy of the Note and all other Loan Documents. Neither this Guaranty nor any of its provisions may be waived, modified, amended, discharged, or terminated except by a writing signed by the party against which the enforcement of the waiver, modification, amendment, discharge, or termination is sought, and then only to the extent set forth in that writing.

15. **Governing Law.** This Guaranty shall be governed by and enforced in accordance with the laws of the Property Jurisdiction, without giving effect to the choice of law principles of the Property Jurisdiction that would require the application of the laws of a jurisdiction other than the Property Jurisdiction.

16. **Jurisdiction; Venue.** Guarantor agrees that any controversy arising under or in relation to this Guaranty may be litigated in the Property Jurisdiction, and that the state and federal courts and authorities with jurisdiction in the Property Jurisdiction shall have jurisdiction over all controversies which shall arise under or in relation to this Guaranty. Guarantor irrevocably consents to service, jurisdiction and venue of such courts for any such litigation and waives any other venue to which it might be entitled by virtue of domicile, habitual residence or otherwise. However, nothing herein is intended to limit Lender's right to bring any suit, action or proceeding relating to matters arising under this Guaranty against Guarantor or any of Guarantor's assets in any court of any other jurisdiction.

17. **Guarantor's Interest in Borrower.** Guarantor represents to Lender that Guarantor has a direct or indirect ownership or other financial interest in Borrower and/or will otherwise derive a material financial benefit from the making of the Loan.

18. **STATE-SPECIFIC PROVISIONS:** As used herein, "Attorneys' Fees and Costs" shall mean (i) fees and out-of-pocket costs of Lender's and Loan Servicer's attorneys, as applicable, including costs of Lender's and Loan Servicer's in-house counsel, support staff costs, costs of preparing for litigation, computerized research, telephone and facsimile transmission expenses, mileage, deposition costs, postage, duplicating, process service, videotaping and similar costs and expenses; (ii) costs and fees of expert witnesses, including appraisers; and (iii) investigatory fees. Nothing in this clause is intended to limit the nature or extent of any costs or expenses that may be recovered by Lender from Guarantor.

19. **Residence; Community Property Provision.**

    (a)   Guarantor represents and warrants that his state of residence is Kentucky.

    (b)   Guarantor warrants and represents that he is:

        [   ] single
        [X] married

20. **GUARANTOR AND LENDER EACH (A) AGREES NOT TO ELECT A TRIAL BY JURY WITH RESPECT TO ANY ISSUE ARISING OUT OF THIS GUARANTY OR THE RELATIONSHIP BETWEEN THE PARTIES AS GUARANTOR AND LENDER THAT IS TRIABLE OF RIGHT BY A JURY AND (B) WAIVES ANY RIGHT TO TRIAL BY JURY WITH RESPECT TO SUCH ISSUE TO THE EXTENT THAT ANY SUCH RIGHT EXISTS NOW OR IN THE FUTURE. THIS WAIVER OF RIGHT TO TRIAL BY JURY IS SEPARATELY GIVEN BY EACH PARTY, KNOWINGLY AND VOLUNTARILY WITH THE BENEFIT OF COMPETENT LEGAL COUNSEL.**

ATTACHED EXHIBIT. The following Exhibit is attached to this Guaranty:

    [X]   Exhibit A   Modifications to Guaranty

IN WITNESS WHEREOF, Guarantor has signed and delivered this Guaranty under seal or has caused this Guaranty to be signed and delivered under seal by its duly authorized representative.



J.D. Nichols

STATE OF Kentucky, Jefferson County, ss:

The foregoing instrument was acknowledged before me this 3rd day of December, 2009, by J.D. Nichols, for the purposes contained therein.

My Commission expires: April 27, 2010



SUSAN M. HOWARD NOTARY PUBLIC STATE AT LARGE, KY

Notary Public

Name and Address of Guarantor:

Name: J.D. Nichols
Address: 10172 Linn Station Road, Suite 200
           Louisville, Kentucky 40223

EXHIBIT A

MODIFICATIONS TO GUARANTY

The following modifications are made to the text of the Guaranty that precedes this Exhibit:

1.   A new Section 21 is added, reading as follows:

"**21.   Cross-Collateralization.**   The obligations of Guarantor shall not be impaired or in any way limited by (i) any action taken by Lender to enforce its rights under or realize upon collateral for any of the "Loans" as defined in the Master Cross-Collateralization Agreement dated the same date as this Guaranty among Lender, Borrower and the other Borrowers identified therein (the "Master Cross-Collateralization Agreement"), (ii) the fact that Lender may be seeking to realize upon some but not all of the collateral for the "Loans" as defined in the Master Cross-Collateralization Agreement, or (iii) the exercise or not, concurrently, consecutively or otherwise, of any of the rights or remedies available to Lender under the Master Cross-Collateralization Agreement or applicable law."

FHLMC Loan No. 534381278
Grove at Swift Creek

GUARANTY-CME
MULTISTATE

(for use in all Property jurisdictions except California)

REVISION DATE 8-14-09

This Guaranty ("**Guaranty**") is entered into to be effective as of December 16, 2009, by the undersigned Person(s) (the "**Guarantor**" jointly and severally if more than one), for the benefit of **HOLLIDAY FENOGLIO FOWLER, L.P.**, a Texas limited partnership (the "**Lender**").

RECITALS

A. NLP Swift Creek, LLC, a Delaware limited liability company (the "**Borrower**") has requested that Lender make a loan to Borrower in the amount of $16,845,000.00 (the "**Loan**"). The Loan will be evidenced by a Multifamily Note from Borrower to Lender dated effective as of the effective date of this Guaranty (the "**Note**"). The Note will be secured by a Multifamily Deed of Trust, Assignment of Rents and Security Agreement dated effective as of the effective date of the Note (the "**Security Instrument**"), encumbering the **Mortgaged Property** described in the Security Instrument.

B. As a condition to making the Loan to Borrower, Lender requires that the Guarantor execute this Guaranty.

NOW, THEREFORE, in order to induce Lender to make the Loan to Borrower, and in consideration thereof, Guarantor agrees as follows:

1. **Defined Terms.** "**Indebtedness,**" "**Loan Documents**" and "**Property Jurisdiction**" and other capitalized terms used but not defined in this Guaranty shall have the meanings assigned to them in the Security Instrument.

2. **Scope of Guaranty.**

(a) Guarantor hereby absolutely, unconditionally and irrevocably guarantees to Lender:

(i) the full and prompt payment when due, whether at the Maturity Date or earlier, by reason of acceleration or otherwise, and at all times thereafter, of each of the following:

(A) a portion of the Indebtedness equal to zero percent (0%) of the original principal balance of the Note (the "**Base Guaranty**"); and

(B) in addition to the Base Guaranty, all other amounts for which Borrower is personally liable under Sections 9(c), 9(d) and 9(f) of the Note (provided, however, that

Guarantor shall have no liability for failure of the Borrower or SPE Equity Owner to comply with (I) Section 33(b)(xviii) of the Security Instrument and (II) the requirement in Section 33(b)(x)(B) of the Security Instrument as to payment of trade payables within 60 days of the date incurred) of the Note; and

(C)   all costs and expenses, including reasonable Attorneys' Fees and Costs incurred by Lender in enforcing its rights under this Guaranty; and

(ii)   the full and prompt payment and performance when due of all of Borrower's obligations under Section 18 of the Security Instrument.

(b)   If the Base Guaranty stated in Section 2(a)(i)(A) is 100 percent of the original principal balance of the Note, then (i) the Base Guaranty shall mean and include the full and complete guaranty of payment of the entire Indebtedness and the performance of all Borrower's obligations under the Loan Documents; and (ii) for so long as the Base Guaranty remains in effect (there being no limit to the duration of the Base Guaranty unless otherwise expressly provided in this Guaranty), the obligations guaranteed pursuant to Sections 2(a)(i)(B), 2(a)(i)(C) and Section 3 shall be part of, and not in addition to or in limitation of, the Base Guaranty.

If the Base Guaranty stated in Section 2(a)(i)(A) is less than 100 percent of the original principal balance of the Note, then this Section 2(b) shall be completely inapplicable and shall be treated as if not a part of this Guaranty.

(c)   If Guarantor is not liable for the entire Indebtedness, then all payments made by Borrower with respect to the Indebtedness and all amounts received by Lender from the enforcement of its rights under the Security Instrument and the other Loan Documents (except this Guaranty) shall be applied first to the portion of the Indebtedness for which neither Borrower nor Guarantor has personal liability.

3.   [INTENTIONALLY DELETED]

4.   **Guarantor's Obligations Survive Foreclosure.** The obligations of Guarantor under this Guaranty shall survive any foreclosure proceeding, any foreclosure sale, any delivery of any deed in lieu of foreclosure, and any release of record of the Security Instrument, and, in addition, the obligations of Guarantor relating to Borrower's obligations under Section 18 of the Security Instrument shall survive any repayment or discharge of the Indebtedness. Notwithstanding the foregoing, if Lender has never been a mortgagee-in-possession of or held title to the Mortgaged Property, Guarantor shall have no obligation under this Guaranty relating to Borrower's obligations under Section 18 of the Security Instrument after the date of the release of record of the lien of the Security Instrument as a result of the payment in full of the Indebtedness on the Maturity Date or by voluntary prepayment in full.

5.   **Guaranty of Payment and Performance.** Guarantor's obligations under this Guaranty constitute an unconditional guaranty of payment and performance and not merely a guaranty of collection.

6. **No Demand by Lender Necessary; Waivers by Guarantor.** The obligations of Guarantor under this Guaranty shall be performed without demand by Lender and shall be unconditional regardless of the genuineness, validity, regularity or enforceability of the Note, the Security Instrument, or any other Loan Document, and without regard to any other circumstance which might otherwise constitute a legal or equitable discharge of a surety, a guarantor, a borrower or a mortgagor. Guarantor hereby waives, to the fullest extent permitted by applicable law:

      (a)   the benefit of all principles or provisions of law, statutory or otherwise, which are or might be in conflict with the terms of this Guaranty and agrees that Guarantor's obligations shall not be affected by any circumstances, whether or not referred to in this Guaranty, which might otherwise constitute a legal or equitable discharge of a surety, a guarantor, a borrower or a mortgagor;

      (b)   the benefits of any right of discharge under any and all statutes or other laws relating to a guarantor, a surety, a borrower or a mortgagor, and any other rights of a surety, a guarantor, a borrower or a mortgagor under such statutes or laws;

      (c)   diligence in collecting the Indebtedness, presentment, demand for payment, protest, all notices with respect to the Note and this Guaranty which may be required by statute, rule of law or otherwise to preserve Lender's rights against Guarantor under this Guaranty, including, but not limited to, notice of acceptance, notice of any amendment of the Loan Documents, notice of the occurrence of any default or Event of Default, notice of intent to accelerate, notice of acceleration, notice of dishonor, notice of foreclosure, notice of protest, and notice of the incurring by Borrower of any obligation or indebtedness;

      (d)   all rights to cause a marshalling of the Borrower's assets or to require Lender to:

          (i)   proceed against Borrower or any other guarantor of Borrower's payment or performance under the Loan Documents (an "**Other Guarantor**");

          (ii)   proceed against any general partner of Borrower or any Other Guarantor if Borrower or any Other Guarantor is a partnership;

          (iii)   proceed against or exhaust any collateral held by Lender to secure the repayment of the Indebtedness; or

          (iv)   pursue any other remedy it may now or hereafter have against Borrower, or, if Borrower is a partnership, any general partner of Borrower;

      (e)   any right to object to the timing, manner or conduct of Lender's enforcement of its rights under any of the Loan Documents; and

      (f)   any right to revoke this Guaranty as to any future advances by Lender under the terms of the Security Instrument to protect Lender's interest in the Mortgaged Property.

7.   **Modification of Loan Documents.** At any time or from time to time and any number of times, without notice to Guarantor and without affecting the liability of Guarantor, Lender may:

(a)   extend the time for payment of the principal of or interest on the Indebtedness or renew the Indebtedness in whole or in part;

(b)   extend the time for Borrower's performance of or compliance with any covenant or agreement contained in the Note, the Security Instrument or any other Loan Document, whether presently existing or hereinafter entered into, or waive such performance or compliance;

(c)   accelerate the Maturity Date of the Indebtedness as provided in the Note, the Security Instrument, or any other Loan Document;

(d)   with Borrower, modify or amend the Note, the Security Instrument, or any other Loan Document in any respect, including, but not limited to, an increase in the principal amount; and/or

(e)   modify, exchange, surrender or otherwise deal with any security for the Indebtedness or accept additional security that is pledged or mortgaged for the Indebtedness.

8.   **Joint and Several Liability.** The obligations of Guarantor (and each party named as a Guarantor in this Guaranty) and any Other Guarantor shall be joint and several. Lender, in its sole and absolute discretion, may:

(a)   bring suit against Guarantor, or any one or more of the parties named as a Guarantor in this Guaranty, and any Other Guarantor, jointly and severally, or against any one or more of them;

(b)   compromise or settle with Guarantor, any one or more of the parties named as a Guarantor in this Guaranty, or any Other Guarantor, for such consideration as Lender may deem proper;

(c)   release one or more of the parties named as a Guarantor in this Guaranty, or any Other Guarantor, from liability; and

(d)   otherwise deal with Guarantor and any Other Guarantor, or any one or more of them, in any manner, and no such action shall impair the rights of Lender to collect from Guarantor any amount guaranteed by Guarantor under this Guaranty.

9.   **Subordination of Borrower's Indebtedness to Guarantor.** Any indebtedness of Borrower held by Guarantor now or in the future is and shall be subordinated to the Indebtedness and Guarantor shall collect, enforce and receive any such indebtedness of Borrower as trustee for Lender, but without reducing or affecting in any manner the liability of Guarantor under the other provisions of this Guaranty.

10.   **Waiver of Subrogation.** Guarantor shall have no right of, and hereby waives any claim for, subrogation or reimbursement against Borrower or any general partner of Borrower by reason of any payment by Guarantor under this Guaranty, whether such right or claim arises at law or in equity or under any contract or statute, until the Indebtedness has been paid in full and

there has expired the maximum possible period thereafter during which any payment made by Borrower to Lender with respect to the Indebtedness could be deemed a preference under the United States Bankruptcy Code.

11. **Preference.** If any payment by Borrower is held to constitute a preference under any applicable bankruptcy, insolvency, or similar laws, or if for any other reason Lender is required to refund any sums to Borrower, such refund shall not constitute a release of any liability of Guarantor under this Guaranty. It is the intention of Lender and Guarantor that Guarantor's obligations under this Guaranty shall not be discharged except by Guarantor's performance of such obligations and then only to the extent of such performance.

12. **Financial Information.** Guarantor, from time to time upon written request by Lender, shall deliver to Lender such financial statements as Lender may reasonably require. If an Event of Default has occurred and is continuing, Guarantor shall deliver to Lender upon written request copies of its state and federal tax returns.

13. **Assignment.** Lender may assign its rights under this Guaranty in whole or in part and upon any such assignment, all the terms and provisions of this Guaranty shall inure to the benefit of such assignee to the extent so assigned. The terms used to designate any of the parties herein shall be deemed to include the heirs, legal representatives, successors and assigns of such parties, and the term "Lender" shall also include any lawful owner, holder or pledgee of the Note.

14. **Complete and Final Agreement.** This Guaranty and the other Loan Documents represent the final agreement between the parties and may not be contradicted by evidence of prior, contemporaneous or subsequent oral agreements. There are no unwritten oral agreements between the parties. All prior or contemporaneous agreements, understandings, representations, and statements, oral or written, are merged into this Guaranty and the other Loan Documents. Guarantor acknowledges that Guarantor has received a copy of the Note and all other Loan Documents. Neither this Guaranty nor any of its provisions may be waived, modified, amended, discharged, or terminated except by a writing signed by the party against which the enforcement of the waiver, modification, amendment, discharge, or termination is sought, and then only to the extent set forth in that writing.

15. **Governing Law.** This Guaranty shall be governed by and enforced in accordance with the laws of the Property Jurisdiction, without giving effect to the choice of law principles of the Property Jurisdiction that would require the application of the laws of a jurisdiction other than the Property Jurisdiction.

16. **Jurisdiction; Venue.** Guarantor agrees that any controversy arising under or in relation to this Guaranty may be litigated in the Property Jurisdiction, and that the state and federal courts and authorities with jurisdiction in the Property Jurisdiction shall have jurisdiction over all controversies which shall arise under or in relation to this Guaranty. Guarantor irrevocably consents to service, jurisdiction and venue of such courts for any such litigation and waives any other venue to which it might be entitled by virtue of domicile, habitual residence or otherwise. However, nothing herein is intended to limit Lender's right to bring any suit, action or proceeding relating to matters arising under this Guaranty against Guarantor or any of Guarantor's assets in any court of any other jurisdiction.

17. **Guarantor's Interest in Borrower.** Guarantor represents to Lender that Guarantor has a direct or indirect ownership or other financial interest in Borrower and/or will otherwise derive a material financial benefit from the making of the Loan.

18. **STATE-SPECIFIC PROVISIONS:** Guarantor waives the benefit of the provisions of Sections 49-25 and 49-26 of the Code of Virginia (1950), as amended.

19. **Residence; Community Property Provision.**

(a) Guarantor represents and warrants that his state of residence is Kentucky.

(b) Guarantor warrants and represents that he is:

[_____] single
[___X___] married

20. **GUARANTOR AND LENDER EACH (A) AGREES NOT TO ELECT A TRIAL BY JURY WITH RESPECT TO ANY ISSUE ARISING OUT OF THIS GUARANTY OR THE RELATIONSHIP BETWEEN THE PARTIES AS GUARANTOR AND LENDER THAT IS TRIABLE OF RIGHT BY A JURY AND (B) WAIVES ANY RIGHT TO TRIAL BY JURY WITH RESPECT TO SUCH ISSUE TO THE EXTENT THAT ANY SUCH RIGHT EXISTS NOW OR IN THE FUTURE. THIS WAIVER OF RIGHT TO TRIAL BY JURY IS SEPARATELY GIVEN BY EACH PARTY, KNOWINGLY AND VOLUNTARILY WITH THE BENEFIT OF COMPETENT LEGAL COUNSEL.**

ATTACHED EXHIBIT. The following Exhibit is attached to this Guaranty:

|X| Exhibit A   Modifications to Guaranty

IN WITNESS WHEREOF, Guarantor has signed and delivered this Guaranty under seal or has caused this Guaranty to be signed and delivered under seal by its duly authorized representative.



J.D. Nichols

STATE OF _KENTUCKY_____, _Jefferson_____ County, ss:

The foregoing instrument was acknowledged before me this _3rd_ day of _December_, 2009, by J.D. Nichols, for the purposes contained therein.

My Commission expires: _April 27, 2010_



_Susan M. Howard_____
Notary Public

Name and Address of Guarantor:

Name: J.D. Nichols
Address: 10172 Linn Station Road, Suite 200
              Louisville, Kentucky 40223

EXHIBIT A

MODIFICATIONS TO GUARANTY

The following modifications are made to the text of the Guaranty that precedes this Exhibit:

1.   A new Section 21 is added, reading as follows:

"**21.   Cross-Collateralization.**   The obligations of Guarantor shall not be impaired or in any way limited by (i) any action taken by Lender to enforce its rights under or realize upon collateral for any of the "Loans" as defined in the Master Cross-Collateralization Agreement dated the same date as this Guaranty among Lender, Borrower and the other Borrowers identified therein (the "Master Cross-Collateralization Agreement"), (ii) the fact that Lender may be seeking to realize upon some but not all of the collateral for the "Loans" as defined in the Master Cross-Collateralization Agreement, or (iii) the exercise or not, concurrently, consecutively or otherwise, of any of the rights or remedies available to Lender under the Master Cross-Collateralization Agreement or applicable law."

GUARANTY-CME
MULTISTATE

(for use in all Property jurisdictions except California)

REVISION DATE 8-14-09

This Guaranty ("Guaranty") is entered into to be effective as of December 16, 2009, by the undersigned Person(s) (the "Guarantor" jointly and severally if more than one), for the benefit of **HOLLIDAY FENOGLIO FOWLER, L.P.,** a Texas limited partnership (the "Lender").

RECITALS

A.   NLP Richland, LLC, a Delaware limited liability company (the "Borrower") has requested that Lender make a loan to Borrower in the amount of $27,000,000.00 (the "Loan"). The Loan will be evidenced by a Multifamily Note from Borrower to Lender dated effective as of the effective date of this Guaranty (the "Note"). The Note will be secured by a Multifamily Mortgage, Deed of Trust, or Deed to Secure Debt dated effective as of the effective date of the Note (the "Security Instrument"), encumbering the **Mortgaged Property** described in the Security Instrument.

B.   As a condition to making the Loan to Borrower, Lender requires that the Guarantor execute this Guaranty.

NOW, THEREFORE, in order to induce Lender to make the Loan to Borrower, and in consideration thereof, Guarantor agrees as follows:

1.   Defined Terms.   "Indebtedness," "Loan Documents" and "Property Jurisdiction" and other capitalized terms used but not defined in this Guaranty shall have the meanings assigned to them in the Security Instrument.

2.   Scope of Guaranty.

(a)   Guarantor hereby absolutely, unconditionally and irrevocably guarantees to Lender:

(i)   the full and prompt payment when due, whether at the Maturity Date or earlier, by reason of acceleration or otherwise, and at all times thereafter, of each of the following:

(A)   a portion of the Indebtedness equal to zero percent (0%) of the original principal balance of the Note (the "**Base Guaranty**"); and

(B)   in addition to the Base Guaranty, all other amounts for which Borrower is personally liable under Sections 9(c), 9(d) and 9(f) of the Note (provided, however, that

Guarantor shall have no liability for failure of the Borrower or SPE Equity Owner to comply with (I) Section 33(b)(xviii) of the Security Instrument and (II) the requirement in Section 33(b)(x)(B) of the Security Instrument as to payment of trade payables within 60 days of the date incurred) of the Note; and

(C)   all costs and expenses, including reasonable Attorneys' Fees and Costs incurred by Lender in enforcing its rights under this Guaranty; and

(ii)   the full and prompt payment and performance when due of all of Borrower's obligations under Section 18 of the Security Instrument.

(b)   If the Base Guaranty stated in Section 2(a)(i)(A) is 100 percent of the original principal balance of the Note, then (i) the Base Guaranty shall mean and include the full and complete guaranty of payment of the entire Indebtedness and the performance of all Borrower's obligations under the Loan Documents; and (ii) for so long as the Base Guaranty remains in effect (there being no limit to the duration of the Base Guaranty unless otherwise expressly provided in this Guaranty), the obligations guaranteed pursuant to Sections 2(a)(i)(B), 2(a)(i)(C) and Section 3 shall be part of, and not in addition to or in limitation of, the Base Guaranty.

If the Base Guaranty stated in Section 2(a)(i)(A) is less than 100 percent of the original principal balance of the Note, then this Section 2(b) shall be completely inapplicable and shall be treated as if not a part of this Guaranty.

(c)   If Guarantor is not liable for the entire Indebtedness, then all payments made by Borrower with respect to the Indebtedness and all amounts received by Lender from the enforcement of its rights under the Security Instrument and the other Loan Documents (except this Guaranty) shall be applied first to the portion of the Indebtedness for which neither Borrower nor Guarantor has personal liability.

3.   [INTENTIONALLY DELETED]

4.   **Guarantor's Obligations Survive Foreclosure.** The obligations of Guarantor under this Guaranty shall survive any foreclosure proceeding, any foreclosure sale, any delivery of any deed in lieu of foreclosure, and any release of record of the Security Instrument, and, in addition, the obligations of Guarantor relating to Borrower's obligations under Section 18 of the Security Instrument shall survive any repayment or discharge of the Indebtedness. Notwithstanding the foregoing, if Lender has never been a mortgagee-in-possession of or held title to the Mortgaged Property, Guarantor shall have no obligation under this Guaranty relating to Borrower's obligations under Section 18 of the Security Instrument after the date of the release of record of the lien of the Security Instrument as a result of the payment in full of the Indebtedness on the Maturity Date or by voluntary prepayment in full.

5.   **Guaranty of Payment and Performance.** Guarantor's obligations under this Guaranty constitute an unconditional guaranty of payment and performance and not merely a guaranty of collection.

6. **No Demand by Lender Necessary; Waivers by Guarantor.** The obligations of Guarantor under this Guaranty shall be performed without demand by Lender and shall be unconditional regardless of the genuineness, validity, regularity or enforceability of the Note, the Security Instrument, or any other Loan Document, and without regard to any other circumstance which might otherwise constitute a legal or equitable discharge of a surety, a guarantor, a borrower or a mortgagor. Guarantor hereby waives, to the fullest extent permitted by applicable law:

(a)   the benefit of all principles or provisions of law, statutory or otherwise, which are or might be in conflict with the terms of this Guaranty and agrees that Guarantor's obligations shall not be affected by any circumstances, whether or not referred to in this Guaranty, which might otherwise constitute a legal or equitable discharge of a surety, a guarantor, a borrower or a mortgagor;

(b)   the benefits of any right of discharge under any and all statutes or other laws relating to a guarantor, a surety, a borrower or a mortgagor, and any other rights of a surety, a guarantor, a borrower or a mortgagor under such statutes or laws;

(c)   diligence in collecting the Indebtedness, presentment, demand for payment, protest, all notices with respect to the Note and this Guaranty which may be required by statute, rule of law or otherwise to preserve Lender's rights against Guarantor under this Guaranty, including, but not limited to, notice of acceptance, notice of any amendment of the Loan Documents, notice of the occurrence of any default or Event of Default, notice of intent to accelerate, notice of acceleration, notice of dishonor, notice of foreclosure, notice of protest, and notice of the incurring by Borrower of any obligation or indebtedness;

(d)   all rights to cause a marshalling of the Borrower's assets or to require Lender to:

(i)   proceed against Borrower or any other guarantor of Borrower's payment or performance under the Loan Documents (an **"Other Guarantor"**);

(ii)   proceed against any general partner of Borrower or any Other Guarantor if Borrower or any Other Guarantor is a partnership;

(iii)   proceed against or exhaust any collateral held by Lender to secure the repayment of the Indebtedness; or

(iv)   pursue any other remedy it may now or hereafter have against Borrower, or, if Borrower is a partnership, any general partner of Borrower;

(e)   any right to object to the timing, manner or conduct of Lender's enforcement of its rights under any of the Loan Documents; and

(f)   any right to revoke this Guaranty as to any future advances by Lender under the terms of the Security Instrument to protect Lender's interest in the Mortgaged Property.

7. **Modification of Loan Documents.** At any time or from time to time and any number of times, without notice to Guarantor and without affecting the liability of Guarantor, Lender may:

(a) extend the time for payment of the principal of or interest on the Indebtedness or renew the Indebtedness in whole or in part;

(b) extend the time for Borrower's performance of or compliance with any covenant or agreement contained in the Note, the Security Instrument or any other Loan Document, whether presently existing or hereinafter entered into, or waive such performance or compliance;

(c) accelerate the Maturity Date of the Indebtedness as provided in the Note, the Security Instrument, or any other Loan Document;

(d) with Borrower, modify or amend the Note, the Security Instrument, or any other Loan Document in any respect, including, but not limited to, an increase in the principal amount; and/or

(e) modify, exchange, surrender or otherwise deal with any security for the Indebtedness or accept additional security that is pledged or mortgaged for the Indebtedness.

8. **Joint and Several Liability.** The obligations of Guarantor (and each party named as a Guarantor in this Guaranty) and any Other Guarantor shall be joint and several. Lender, in its sole and absolute discretion, may:

(a) bring suit against Guarantor, or any one or more of the parties named as a Guarantor in this Guaranty, and any Other Guarantor, jointly and severally, or against any one or more of them;

(b) compromise or settle with Guarantor, any one or more of the parties named as a Guarantor in this Guaranty, or any Other Guarantor, for such consideration as Lender may deem proper;

(c) release one or more of the parties named as a Guarantor in this Guaranty, or any Other Guarantor, from liability; and

(d) otherwise deal with Guarantor and any Other Guarantor, or any one or more of them, in any manner, and no such action shall impair the rights of Lender to collect from Guarantor any amount guaranteed by Guarantor under this Guaranty.

9. **Subordination of Borrower's Indebtedness to Guarantor.** Any indebtedness of Borrower held by Guarantor now or in the future is and shall be subordinated to the Indebtedness and Guarantor shall collect, enforce and receive any such indebtedness of Borrower as trustee for Lender, but without reducing or affecting in any manner the liability of Guarantor under the other provisions of this Guaranty.

10. **Waiver of Subrogation.** Guarantor shall have no right of, and hereby waives any claim for, subrogation or reimbursement against Borrower or any general partner of Borrower by reason of any payment by Guarantor under this Guaranty, whether such right or claim arises at law or in equity or under any contract or statute, until the Indebtedness has been paid in full and

there has expired the maximum possible period thereafter during which any payment made by Borrower to Lender with respect to the Indebtedness could be deemed a preference under the United States Bankruptcy Code.

11.   Preference. If any payment by Borrower is held to constitute a preference under any applicable bankruptcy, insolvency, or similar laws, or if for any other reason Lender is required to refund any sums to Borrower, such refund shall not constitute a release of any liability of Guarantor under this Guaranty. It is the intention of Lender and Guarantor that Guarantor's obligations under this Guaranty shall not be discharged except by Guarantor's performance of such obligations and then only to the extent of such performance.

12.   Financial Information. Guarantor, from time to time upon written request by Lender, shall deliver to Lender such financial statements as Lender may reasonably require. If an Event of Default has occurred and is continuing, Guarantor shall deliver to Lender upon written request copies of its state and federal tax returns.

13.   Assignment. Lender may assign its rights under this Guaranty in whole or in part and upon any such assignment, all the terms and provisions of this Guaranty shall inure to the benefit of such assignee to the extent so assigned. The terms used to designate any of the parties herein shall be deemed to include the heirs, legal representatives, successors and assigns of such parties, and the term **"Lender"** shall also include any lawful owner, holder or pledgee of the Note.

14.   Complete and Final Agreement. This Guaranty and the other Loan Documents represent the final agreement between the parties and may not be contradicted by evidence of prior, contemporaneous or subsequent oral agreements. There are no unwritten oral agreements between the parties. All prior or contemporaneous agreements, understandings, representations, and statements, oral or written, are merged into this Guaranty and the other Loan Documents. Guarantor acknowledges that Guarantor has received a copy of the Note and all other Loan Documents. Neither this Guaranty nor any of its provisions may be waived, modified, amended, discharged, or terminated except by a writing signed by the party against which the enforcement of the waiver, modification, amendment, discharge, or termination is sought, and then only to the extent set forth in that writing.

15.   Governing Law. This Guaranty shall be governed by and enforced in accordance with the laws of the Property Jurisdiction, without giving effect to the choice of law principles of the Property Jurisdiction that would require the application of the laws of a jurisdiction other than the Property Jurisdiction.

16.   Jurisdiction; Venue. Guarantor agrees that any controversy arising under or in relation to this Guaranty may be litigated in the Property Jurisdiction, and that the state and federal courts and authorities with jurisdiction in the Property Jurisdiction shall have jurisdiction over all controversies which shall arise under or in relation to this Guaranty. Guarantor irrevocably consents to service, jurisdiction and venue of such courts for any such litigation and waives any other venue to which it might be entitled by virtue of domicile, habitual residence or otherwise. However, nothing herein is intended to limit Lender's right to bring any suit, action or proceeding relating to matters arising under this Guaranty against Guarantor or any of Guarantor's assets in any court of any other jurisdiction.

17. **Guarantor's Interest in Borrower.** Guarantor represents to Lender that Guarantor has a direct or indirect ownership or other financial interest in Borrower and/or will otherwise derive a material financial benefit from the making of the Loan.

18. **STATE-SPECIFIC PROVISIONS:** N/A.

19. **Residence; Community Property Provision.**

(a)   Guarantor represents and warrants that his state of residence is Kentucky.

(b)   Guarantor warrants and represents that he is:

[_____] single
[___X___] married

20. **GUARANTOR AND LENDER EACH (A) AGREES NOT TO ELECT A TRIAL BY JURY WITH RESPECT TO ANY ISSUE ARISING OUT OF THIS GUARANTY OR THE RELATIONSHIP BETWEEN THE PARTIES AS GUARANTOR AND LENDER THAT IS TRIABLE OF RIGHT BY A JURY AND (B) WAIVES ANY RIGHT TO TRIAL BY JURY WITH RESPECT TO SUCH ISSUE TO THE EXTENT THAT ANY SUCH RIGHT EXISTS NOW OR IN THE FUTURE. THIS WAIVER OF RIGHT TO TRIAL BY JURY IS SEPARATELY GIVEN BY EACH PARTY, KNOWINGLY AND VOLUNTARILY WITH THE BENEFIT OF COMPETENT LEGAL COUNSEL.**

ATTACHED EXHIBIT. The following Exhibit is attached to this Guaranty:

|__| Exhibit A   Modifications to Guaranty

IN WITNESS WHEREOF, Guarantor has signed and delivered this Guaranty under seal or has caused this Guaranty to be signed and delivered under seal by its duly authorized representative.



J.D. Nichols

STATE OF __KENTUCKY__ , __Jefferson__ County, ss:

The foregoing instrument was acknowledged before me this __3rd__ day of __December__, 2009, by J.D. Nichols, for the purposes contained therein.

My Commission expires: __April 27, 2010__



__Susan M Howard__
Notary Public

<u>Name and Address of Guarantor</u>:

Name: J.D. Nichols
Address: 10172 Linn Station Road, Suite 200
               Louisville, Kentucky 40223

EXHIBIT A

MODIFICATIONS TO GUARANTY

The following modifications are made to the text of the Guaranty that precedes this Exhibit:

1.　A new Section 21 is added, reading as follows:

> "**21.　Cross-Collateralization.**　The obligations of Guarantor shall not be impaired or in any way limited by (i) any action taken by Lender to enforce its rights under or realize upon collateral for any of the "Loans" as defined in the Master Cross-Collateralization Agreement dated the same date as this Guaranty among Lender, Borrower and the other Borrowers identified therein (the "Master Cross-Collateralization Agreement"), (ii) the fact that Lender may be seeking to realize upon some but not all of the collateral for the "Loans" as defined in the Master Cross-Collateralization Agreement, or (iii) the exercise or not, concurrently, consecutively or otherwise, of any of the rights or remedies available to Lender under the Master Cross-Collateralization Agreement or applicable law."

<u>GUARANTY-CME</u>
MULTISTATE

(for use in all Property jurisdictions except California)

REVISION DATE 8-14-09

This Guaranty ("**Guaranty**") is entered into to be effective as of December 16, 2009, by the undersigned Person(s) (the "**Guarantor**" jointly and severally if more than one), for the benefit of **HOLLIDAY FENOGLIO FOWLER, L.P.**, a Texas limited partnership (the "**Lender**").

RECITALS

A.   NLP Whitworth, LLC, a Delaware limited liability company (the "**Borrower**") has requested that Lender make a loan to Borrower in the amount of $27,675,000.00 (the "**Loan**"). The Loan will be evidenced by a Multifamily Note from Borrower to Lender dated effective as of the effective date of this Guaranty (the "**Note**"). The Note will be secured by a Multifamily Mortgage, Deed of Trust, or Deed to Secure Debt dated effective as of the effective date of the Note (the "**Security Instrument**"), encumbering the **Mortgaged Property** described in the Security Instrument.

B.   As a condition to making the Loan to Borrower, Lender requires that the Guarantor execute this Guaranty.

NOW, THEREFORE, in order to induce Lender to make the Loan to Borrower, and in consideration thereof, Guarantor agrees as follows:

1.   **Defined Terms.**   "**Indebtedness**," "**Loan Documents**" and "**Property Jurisdiction**" and other capitalized terms used but not defined in this Guaranty shall have the meanings assigned to them in the Security Instrument.

2.   **Scope of Guaranty.**

(a)   Guarantor hereby absolutely, unconditionally and irrevocably guarantees to Lender:

(i)   the full and prompt payment when due, whether at the Maturity Date or earlier, by reason of acceleration or otherwise, and at all times thereafter, of each of the following:

(A)   a portion of the Indebtedness equal to zero percent (0%) of the original principal balance of the Note (the "**Base Guaranty**"); and

(B)   in addition to the Base Guaranty, all other amounts for which Borrower is personally liable under Sections 9(c), 9(d) and 9(f) of the Note (provided, however, that

Guarantor shall have no liability for failure of the Borrower or SPE Equity Owner to comply with (I) Section 33(b)(xviii) of the Security Instrument and (II) the requirement in Section 33(b)(x)(B) of the Security Instrument as to payment of trade payables within 60 days of the date incurred) of the Note; and

(C)   all costs and expenses, including reasonable Attorneys' Fees and Costs incurred by Lender in enforcing its rights under this Guaranty; and

(ii)   the full and prompt payment and performance when due of all of Borrower's obligations under Section 18 of the Security Instrument.

(b)   If the Base Guaranty stated in Section 2(a)(i)(A) is 100 percent of the original principal balance of the Note, then (i) the Base Guaranty shall mean and include the full and complete guaranty of payment of the entire Indebtedness and the performance of all Borrower's obligations under the Loan Documents; and (ii) for so long as the Base Guaranty remains in effect (there being no limit to the duration of the Base Guaranty unless otherwise expressly provided in this Guaranty), the obligations guaranteed pursuant to Sections 2(a)(i)(B), 2(a)(i)(C) and Section 3 shall be part of, and not in addition to or in limitation of, the Base Guaranty.

If the Base Guaranty stated in Section 2(a)(i)(A) is less than 100 percent of the original principal balance of the Note, then this Section 2(b) shall be completely inapplicable and shall be treated as if not a part of this Guaranty.

(c)   If Guarantor is not liable for the entire Indebtedness, then all payments made by Borrower with respect to the Indebtedness and all amounts received by Lender from the enforcement of its rights under the Security Instrument and the other Loan Documents (except this Guaranty) shall be applied first to the portion of the Indebtedness for which neither Borrower nor Guarantor has personal liability.

3.   [INTENTIONALLY DELETED]

4.   **Guarantor's Obligations Survive Foreclosure.** The obligations of Guarantor under this Guaranty shall survive any foreclosure proceeding, any foreclosure sale, any delivery of any deed in lieu of foreclosure, and any release of record of the Security Instrument, and, in addition, the obligations of Guarantor relating to Borrower's obligations under Section 18 of the Security Instrument shall survive any repayment or discharge of the Indebtedness. Notwithstanding the foregoing, if Lender has never been a mortgagee-in-possession of or held title to the Mortgaged Property, Guarantor shall have no obligation under this Guaranty relating to Borrower's obligations under Section 18 of the Security Instrument after the date of the release of record of the lien of the Security Instrument as a result of the payment in full of the Indebtedness on the Maturity Date or by voluntary prepayment in full.

5.   **Guaranty of Payment and Performance.** Guarantor's obligations under this Guaranty constitute an unconditional guaranty of payment and performance and not merely a guaranty of collection.

6.   **No Demand by Lender Necessary; Waivers by Guarantor.** The obligations of Guarantor under this Guaranty shall be performed without demand by Lender and shall be unconditional regardless of the genuineness, validity, regularity or enforceability of the Note, the Security Instrument, or any other Loan Document, and without regard to any other circumstance which might otherwise constitute a legal or equitable discharge of a surety, a guarantor, a borrower or a mortgagor. Guarantor hereby waives, to the fullest extent permitted by applicable law:

(a)   the benefit of all principles or provisions of law, statutory or otherwise, which are or might be in conflict with the terms of this Guaranty and agrees that Guarantor's obligations shall not be affected by any circumstances, whether or not referred to in this Guaranty, which might otherwise constitute a legal or equitable discharge of a surety, a guarantor, a borrower or a mortgagor;

(b)   the benefits of any right of discharge under any and all statutes or other laws relating to a guarantor, a surety, a borrower or a mortgagor, and any other rights of a surety, a guarantor, a borrower or a mortgagor under such statutes or laws;

(c)   diligence in collecting the Indebtedness, presentment, demand for payment, protest, all notices with respect to the Note and this Guaranty which may be required by statute, rule of law or otherwise to preserve Lender's rights against Guarantor under this Guaranty, including, but not limited to, notice of acceptance, notice of any amendment of the Loan Documents, notice of the occurrence of any default or Event of Default, notice of intent to accelerate, notice of acceleration, notice of dishonor, notice of foreclosure, notice of protest, and notice of the incurring by Borrower of any obligation or indebtedness;

(d)   all rights to cause a marshalling of the Borrower's assets or to require Lender to:

    (i)   proceed against Borrower or any other guarantor of Borrower's payment or performance under the Loan Documents (an "**Other Guarantor**");

    (ii)   proceed against any general partner of Borrower or any Other Guarantor if Borrower or any Other Guarantor is a partnership;

    (iii)   proceed against or exhaust any collateral held by Lender to secure the repayment of the Indebtedness; or

    (iv)   pursue any other remedy it may now or hereafter have against Borrower, or, if Borrower is a partnership, any general partner of Borrower;

(e)   any right to object to the timing, manner or conduct of Lender's enforcement of its rights under any of the Loan Documents; and

(f)   any right to revoke this Guaranty as to any future advances by Lender under the terms of the Security Instrument to protect Lender's interest in the Mortgaged Property.

7. **Modification of Loan Documents.** At any time or from time to time and any number of times, without notice to Guarantor and without affecting the liability of Guarantor, Lender may:

      (a)   extend the time for payment of the principal of or interest on the Indebtedness or renew the Indebtedness in whole or in part;

      (b)   extend the time for Borrower's performance of or compliance with any covenant or agreement contained in the Note, the Security Instrument or any other Loan Document, whether presently existing or hereinafter entered into, or waive such performance or compliance;

      (c)   accelerate the Maturity Date of the Indebtedness as provided in the Note, the Security Instrument, or any other Loan Document;

      (d)   with Borrower, modify or amend the Note, the Security Instrument, or any other Loan Document in any respect, including, but not limited to, an increase in the principal amount; and/or

      (e)   modify, exchange, surrender or otherwise deal with any security for the Indebtedness or accept additional security that is pledged or mortgaged for the Indebtedness.

8. **Joint and Several Liability.** The obligations of Guarantor (and each party named as a Guarantor in this Guaranty) and any Other Guarantor shall be joint and several. Lender, in its sole and absolute discretion, may:

      (a)   bring suit against Guarantor, or any one or more of the parties named as a Guarantor in this Guaranty, and any Other Guarantor, jointly and severally, or against any one or more of them;

      (b)   compromise or settle with Guarantor, any one or more of the parties named as a Guarantor in this Guaranty, or any Other Guarantor, for such consideration as Lender may deem proper;

      (c)   release one or more of the parties named as a Guarantor in this Guaranty, or any Other Guarantor, from liability; and

      (d)   otherwise deal with Guarantor and any Other Guarantor, or any one or more of them, in any manner, and no such action shall impair the rights of Lender to collect from Guarantor any amount guaranteed by Guarantor under this Guaranty.

9. **Subordination of Borrower's Indebtedness to Guarantor.** Any indebtedness of Borrower held by Guarantor now or in the future is and shall be subordinated to the Indebtedness and Guarantor shall collect, enforce and receive any such indebtedness of Borrower as trustee for Lender, but without reducing or affecting in any manner the liability of Guarantor under the other provisions of this Guaranty.

10. **Waiver of Subrogation.** Guarantor shall have no right of, and hereby waives any claim for, subrogation or reimbursement against Borrower or any general partner of Borrower by reason of any payment by Guarantor under this Guaranty, whether such right or claim arises at law or in equity or under any contract or statute, until the Indebtedness has been paid in full and

there has expired the maximum possible period thereafter during which any payment made by Borrower to Lender with respect to the Indebtedness could be deemed a preference under the United States Bankruptcy Code.

11.   **Preference.** If any payment by Borrower is held to constitute a preference under any applicable bankruptcy, insolvency, or similar laws, or if for any other reason Lender is required to refund any sums to Borrower, such refund shall not constitute a release of any liability of Guarantor under this Guaranty. It is the intention of Lender and Guarantor that Guarantor's obligations under this Guaranty shall not be discharged except by Guarantor's performance of such obligations and then only to the extent of such performance.

12.   **Financial Information.** Guarantor, from time to time upon written request by Lender, shall deliver to Lender such financial statements as Lender may reasonably require. If an Event of Default has occurred and is continuing, Guarantor shall deliver to Lender upon written request copies of its state and federal tax returns.

13.   **Assignment.** Lender may assign its rights under this Guaranty in whole or in part and upon any such assignment, all the terms and provisions of this Guaranty shall inure to the benefit of such assignee to the extent so assigned. The terms used to designate any of the parties herein shall be deemed to include the heirs, legal representatives, successors and assigns of such parties, and the term "Lender" shall also include any lawful owner, holder or pledgee of the Note.

14.   **Complete and Final Agreement.** This Guaranty and the other Loan Documents represent the final agreement between the parties and may not be contradicted by evidence of prior, contemporaneous or subsequent oral agreements. There are no unwritten oral agreements between the parties. All prior or contemporaneous agreements, understandings, representations, and statements, oral or written, are merged into this Guaranty and the other Loan Documents. Guarantor acknowledges that Guarantor has received a copy of the Note and all other Loan Documents. Neither this Guaranty nor any of its provisions may be waived, modified, amended, discharged, or terminated except by a writing signed by the party against which the enforcement of the waiver, modification, amendment, discharge, or termination is sought, and then only to the extent set forth in that writing.

15.   **Governing Law.** This Guaranty shall be governed by and enforced in accordance with the laws of the Property Jurisdiction, without giving effect to the choice of law principles of the Property Jurisdiction that would require the application of the laws of a jurisdiction other than the Property Jurisdiction.

16.   **Jurisdiction; Venue.** Guarantor agrees that any controversy arising under or in relation to this Guaranty may be litigated in the Property Jurisdiction, and that the state and federal courts and authorities with jurisdiction in the Property Jurisdiction shall have jurisdiction over all controversies which shall arise under or in relation to this Guaranty. Guarantor irrevocably consents to service, jurisdiction and venue of such courts for any such litigation and waives any other venue to which it might be entitled by virtue of domicile, habitual residence or otherwise. However, nothing herein is intended to limit Lender's right to bring any suit, action or proceeding relating to matters arising under this Guaranty against Guarantor or any of Guarantor's assets in any court of any other jurisdiction.

17.   **Guarantor's Interest in Borrower.**   Guarantor represents to Lender that Guarantor has a direct or indirect ownership or other financial interest in Borrower and/or will otherwise derive a material financial benefit from the making of the Loan.

18.   **STATE-SPECIFIC PROVISIONS:** N/A.

19.   **Residence; Community Property Provision.**

(a)   Guarantor represents and warrants that his state of residence is Kentucky.

(b)   Guarantor warrants and represents that he is:

[_____] single
[___X___] married

20.   **GUARANTOR AND LENDER EACH (A) AGREES NOT TO ELECT A TRIAL BY JURY WITH RESPECT TO ANY ISSUE ARISING OUT OF THIS GUARANTY OR THE RELATIONSHIP BETWEEN THE PARTIES AS GUARANTOR AND LENDER THAT IS TRIABLE OF RIGHT BY A JURY AND (B) WAIVES ANY RIGHT TO TRIAL BY JURY WITH RESPECT TO SUCH ISSUE TO THE EXTENT THAT ANY SUCH RIGHT EXISTS NOW OR IN THE FUTURE. THIS WAIVER OF RIGHT TO TRIAL BY JURY IS SEPARATELY GIVEN BY EACH PARTY, KNOWINGLY AND VOLUNTARILY WITH THE BENEFIT OF COMPETENT LEGAL COUNSEL.**

ATTACHED EXHIBIT. The following Exhibit is attached to this Guaranty:

[X]   Exhibit A   Modifications to Guaranty

IN WITNESS WHEREOF, Guarantor has signed and delivered this Guaranty under seal or has caused this Guaranty to be signed and delivered under seal by its duly authorized representative.



J.D. Nichols

STATE OF __KENTUCKY__, __Jefferson__ County, ss:

The foregoing instrument was acknowledged before me this __3rd__ day of __December__, 2009, by J.D. Nichols, for the purposes contained therein.

My Commission expires: __April 27, 2010__



_____
Notary Public

<u>Name and Address of Guarantor</u>:

Name: J.D. Nichols
Address: 10172 Linn Station Road, Suite 200
          Louisville, Kentucky 40223

EXHIBIT A

MODIFICATIONS TO GUARANTY

The following modifications are made to the text of the Guaranty that precedes this Exhibit:

1.   A new Section 21 is added, reading as follows:

      "21.   **Cross-Collateralization.** The obligations of Guarantor shall not be impaired or in any way limited by (i) any action taken by Lender to enforce its rights under or realize upon collateral for any of the "Loans" as defined in the Master Cross-Collateralization Agreement dated the same date as this Guaranty among Lender, Borrower and the other Borrowers identified therein (the "Master Cross-Collateralization Agreement"), (ii) the fact that Lender may be seeking to realize upon some but not all of the collateral for the "Loans" as defined in the Master Cross-Collateralization Agreement, or (iii) the exercise or not, concurrently, consecutively or otherwise, of any of the rights or remedies available to Lender under the Master Cross-Collateralization Agreement or applicable law."

FREDDIE MAC NO: SEE EXHIBIT A

MASTER CLEARING ACCOUNTS AGREEMENT-CME

Lender – Access to Clearing Accounts

(REVISION DATE 8-14-2009)

This MASTER CLEARING ACCOUNTS AGREEMENT (the "**Agreement**") is entered into as of the 16th day of December, 2009, by and among **PNC BANK, NATIONAL ASSOCIATION**, a national banking association having and address at One PNC Plaza, 19th Floor, P1-POPP-19-2, Pittsburgh, PA 15222 ("**Clearing Bank**"), those parties identified on Exhibit A attached hereto, each having an address at c/o NTS Development Company, 10172 Linn Station Road, Louisville, Kentucky 40223 (each sometimes referred to individually as a "**Borrower**" and all sometimes referred to collectively as "**Borrowers**"), and **HOLLIDAY FENOGLIO FOWLER, L.P.**, a Texas limited partnership, having an address at 9 Greenway Plaza, Suite 700, Houston, Texas 77046 (together with its successors and assigns, "**Lender**").

RECITALS

WHEREAS, Lender has agreed to make, or has made to each of the Borrowers a loan (each a "**Loan**" and collectively, the "**Loans**") in the original principal amounts set forth on Exhibit A attached hereto.

WHEREAS, Each Loan is to be evidenced by the Multifamily Note (each a "**Note**" and collectively, the "**Notes**") and secured by a Multifamily Mortgage or Deed of Trust, Assignments of Rents and Security Agreement of even date herewith (each a "**Security Instrument**", and collectively, the "**Security Instruments**").

WHEREAS, each Security Instrument grants to Lender, among other things, a first lien on the Mortgaged Property described therein and an assignment of all Rents arising with respect to such Mortgaged Property. References herein to the "**Property**" mean each such Mortgaged Property separately and all such Mortgaged Properties together.

WHEREAS, Lender and Borrowers are parties to that certain Master Cross-Collateralization Agreement dated as of the date of this Agreement (the "**Master Cross-Collateralization Agreement**"), wherein Borrowers agree that the Property is and shall be collateral for all of the Loans.

WHEREAS, as a condition of making the Loans, Lender is requiring that Borrowers deposit all Receipts (as defined below) with a financial institution acceptable to Lender into an account designated by and established for the benefit of Lender, and Borrowers and Lender desire to retain Clearing Bank to provide the services described herein.

NOW, THEREFORE, for and in consideration of the mutual promises and covenants herein contained, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Lender, Clearing Bank and Borrowers agree as follows:

1. Defined Terms. The following terms used in this Agreement shall have the meanings set forth below in this Paragraph 1.

"Available Funds" means funds on deposit in the Clearing Accounts reasonably determined by the Clearing Bank to constitute available funds, by reference to Regulation CC of

the Board of Governors of the Federal Reserve System, as amended and interpreted from time to time.

"ACH System" means the automated clearinghouse system.

"Business Day" means any day other than a Saturday, a Sunday or any other day on which Lender, Clearing Bank, or the national banking associations are not open for business.

"Cash Management Agreement" means that certain Master Cash Management Agreement of even date herewith by and among Borrowers, Manager (as defined in the Cash Management Agreement) and Lender.

"Cash Sweep Period" means any period which commences upon receipt of notice by Clearing Bank of the delivery of a Notice of Commencement of Cash Sweep Period and continues until such time, if any, as Lender delivers a Notice of Termination of Cash Sweep Period.

"Clearing Accounts" has the meaning specified in Paragraph 2(a) below.

"Deposit Account" means the account established or to be established by Lender or Servicer in accordance with the terms of the Cash Management Agreement, into which all funds in the Clearing Accounts shall be deposited as set forth in Paragraph 4 of this Agreement.

"Designee" means the Servicer or other agent of Lender acting for the benefit of Lender under this Agreement. Lender will provide written notice from time to time to Borrower and Clearing Bank of the appointment of a Designee. Clearing Bank will require receipt of such written notice prior to recognizing a party as Designee.

"Eligible Account" means an identifiable account which is separate from all other funds held by the holding institution that is either (i) an account or accounts maintained with the corporate trust department of a federal or state-chartered depository institution or trust company which complies with the definition of Eligible Institution or (ii) a segregated trust account or accounts maintained with the corporate trust department of a federal or state chartered depository institution or trust company acting in its fiduciary capacity which, in the case of a state chartered depository institution or trust company is subject to regulations substantially similar to 12 C.F.R. §9.10(b), having in either case a combined capital and surplus of at least $50,000,000 and subject to supervision or examination by federal and state authority; or (iii) a deposit account within the meaning of Section 9-104 of the UCC. An Eligible Account will not be evidenced by a certificate of deposit, passbook or other instrument.

"Eligible Institution" means a federal or state chartered depository institution or trust company insured by the Federal Deposit Insurance Corporation, the short term unsecured debt obligations or commercial paper of which are rated at least A-1 by Standard & Poor's Ratings Services, a division of The McGraw-Hill Companies, Inc ("S&P"); P-1 by Moody's Investors Service, Inc. ("Moody's"); and F-1 by Fitch, Inc. ("Fitch") in the case of accounts in which funds are held for thirty (30) days or less or, in the case of letters of credit or accounts in which funds are held for more than thirty (30) days, the long term unsecured debt obligations of which are rated at least "A" by Fitch and S&P "A2" by Moody's. If at any time an Eligible Institution does not meet the required rating, the Eligible Account must be moved within thirty (30) days to an appropriately rated Eligible Institution.

"Notice of Commencement of Cash Sweep Period" means a Notice provided to Clearing Bank and Borrowers by Lender that provides that a Cash Sweep Period has commenced and thereafter Lender shall have sole dominion and control over the Clearing Accounts.

"Notice of Termination of Cash Sweep Period" means a Notice provided to Clearing Bank and Borrowers by Lender that a Cash Sweep Period has terminated and thereafter Borrowers and Lender shall have joint control over the Clearing Accounts as provided in the Cash Management Agreement.

"Obligations" means any and all debts, liabilities and obligations of Borrowers, and each of them, to Lender pursuant to or in connection with the Loans, including without limitation, the indebtedness evidenced by the Notes and any and all debt, liabilities and obligations of Borrowers under the "Loan Documents" as defined in the Cash Management Agreement.

"Receipts" means any Rents and any other income received by any Borrower or Manager in connection with the Property.

Terms used in this Agreement and not defined herein have the meanings given to those terms in the Cash Management Agreement.

2. Duties of Clearing Bank.

(a) In order to further secure the performance by Borrowers of their Obligations (i) Borrowers have established with Clearing Bank eight (8) separate deposit accounts (collectively, the "Clearing Accounts) designated as set forth in Exhibit B hereto, provided, that Lender shall have the option to cause Clearing Bank to change the name of any such account in its sole discretion by giving Notice to Borrowers and Clearing Bank; and provided further that such change shall not otherwise modify the terms of this Agreement. Clearing Bank will maintain the Clearing Accounts. The Clearing Accounts will be assigned the respective federal tax identification numbers listed in Exhibit B.

(b) Clearing Bank shall receive and process any Receipts presented by Borrowers, Manager or any of their respective agents pursuant to the Cash Management Agreement and shall deposit all Receipts received by it with respect to the Property into the Clearing Accounts.

(c) Clearing Bank shall hold amounts deposited in the Clearing Accounts for the benefit of Lender and shall designate such amounts on its books as being held for the benefit of Lender, subject to the terms of this Agreement.

(d) Borrowers and Clearing Bank shall maintain each Clearing Account as an Eligible Account. Each Clearing Account shall constitute a "deposit account" within the meaning of the Uniform Commercial Code of the State of New York. Regardless of any provision of any other agreement, for purposes of the Uniform Commercial Code, New York shall be deemed the jurisdiction of the Bank, as "bank" with respect to such "deposit account".

(e) Clearing Bank shall immediately take any steps necessary in order for Clearing Bank to effectuate any transfer of funds to Lender or Designee pursuant to Paragraph 4 of this Agreement and to provide data, via utilization of Clearing Bank's internet-based systems then in effect, to Lender or Designee pursuant to Paragraph 2(g) of this Agreement.

(f) Clearing Bank shall send monthly account statements to Borrowers, or at Borrowers' discretion, Manager, itemizing activity with respect to the Clearing Accounts in accordance with Clearing Bank's regular practices for providing account statements to its customers.

(g)   Upon request of Lender or Designee, Clearing Bank shall (i) provide to Lender or Designee, as applicable, via utilization of Clearing Bank's generally available internet-based banking system, currently accessible via pnc.com, then in effect, information on Clearing Account balances, the aggregate amount of withdrawals from the Clearing Accounts and other similar information and (ii) Clearing Bank (x) shall advise Lender or Designee, as applicable, of the amount of Available Funds via utilization of Clearing Bank's generally available internet-based banking system, currently accessible via pnc.com, then in effect, (y) shall deliver to Lender or Designee, as applicable, a duplicate copy of all monthly account statements sent to Borrower, and (z) shall make available any other information concerning the Clearing Accounts as Lender or Designee shall reasonably request via utilization of Clearing Bank's generally available internet-based banking system, currently accessible via pnc.com, then in effect.

(h)   Items deposited with Clearing Bank that are returned for insufficient or uncollected funds shall be debited to the Clearing Account, as provided in Paragraph 8 below, under advice and returned to Borrower.

3.   Dominion and Control.   Lender, Clearing Bank and Borrowers acknowledge and agree that the Clearing Accounts are subject to the dominion, control and discretion of Lender and Designee as set forth in the Cash Management Agreement. Neither any Borrower nor Manager shall have the right to close the Clearing Accounts; provided, that Clearing Bank shall not be liable under this Agreement, under applicable law, or in equity in the event that the Borrower or Manager close any of the Clearing Accounts prior to receipt of a Notice of Commencement of Cash Sweep Period, and allowing for a reasonable period of time, not to exceed two (2) Business Days, or following the receipt of a Notice of Termination of Cash Sweep Period, and allowing for a reasonable period of time, not to exceed two (2) Business Days.. After the receipt by Clearing Bank of a Notice of Commencement of Cash Sweep Period, and allowing for a reasonable period of time not to exceed two (2) Business Days, and prior to Clearing Bank's receipt of a Notice of Termination of Cash Sweep Period, neither any Borrower nor Manager shall have any right of withdrawal with respect to the Clearing Accounts except with the prior written consent of Lender, which written consent shall be provided to Clearing Bank. Each Borrower and Manager and Lender shall be entitled to request and receive any information about the Clearing Accounts that it shall reasonably request from time to time via utilization of the Clearing Bank's generally available internet-based systems, currently accessible via pnc.com, then in effect.

4.   Transfer of Funds in Clearing Accounts.   Clearing Bank shall transfer all Available Funds on deposit in the Clearing Accounts as follows:

(i)   Clearing Bank shall transfer, by wire transfer or via the ACH System and/or by such means as Clearing Bank generally employs in connection with "Zero Balance" accounts such as the Clearing Accounts, so much of the Available Funds as Borrowers shall request from time to time to one or more accounts designated in writing by Borrowers until such time, if any, as Clearing Bank and Borrowers have received a Notice of Commencement of Cash Sweep Period (Clearing Bank shall have no obligation to verify that Borrowers have received such Notice). Thereafter all Available Funds shall be disbursed on each Business Day to the Deposit Account designated in writing by Lender or Designee until such time as Clearing Bank has received a Notice of Termination of Cash Sweep Period, and thereafter for a reasonable period of time not to exceed two (2) Business Days.

(ii)   Simultaneously with any transfer to the Deposit Account, Clearing Bank shall send (or make available via electronic information reporting system) to Manager, Lender, Designee and Borrowers, via telecopy, a wire transfer or ACH System advice setting forth the amount transferred.

5.   Fees.

(a)   To compensate Clearing Bank for performing the services required hereunder, Borrowers hereby agree to pay all such fees as shall be charged by the Clearing Bank in connection with Clearing Bank's obligations hereunder. Borrowers shall be liable to Clearing Bank for the amount of any exchange, collection, processing, transfer, wire, postage or other out-of-pocket expenses incurred by Clearing Bank, as determined by Clearing Bank from time to time.

(b)   Clearing Bank shall debit the Clearing Accounts by the amount of its fees on a monthly basis or shall include its fees in an account analysis statement. In the event that there are not sufficient collected funds in the Clearing Accounts to compensate Clearing Bank for such fees, Borrowers authorize Clearing Bank to debit any other account maintained by Borrowers with Clearing Bank and in the event that there are not sufficient collected funds in any of Borrowers' other accounts, Borrowers agree upon demand to reimburse Clearing Banking for the amount of such fees.

(c)   Borrowers agree to pay Clearing Bank, upon demand, all costs and expenses, including reasonable attorneys' fees and disbursements, including, but not limited to, any and all expenses incurred in any interpleader action, incurred by Clearing Bank in the preparation, negotiation, administration and enforcement of this Agreement (including any amendments hereto or additional instruments or agreements required hereunder).

6.   Termination.

(a)   Clearing Bank may resign from its obligations under this Agreement (i) at any time after thirty (30) days' prior written notice to the other parties hereto, and (ii) immediately, upon contemporaneous notice thereof to the other parties hereto, if it becomes aware of fraud or criminal activity in connection with any of the Clearing Accounts or this Agreement, other than by Clearing Bank or its employees. Upon such resignation, Borrowers shall designate a successor to Clearing Bank promptly after receipt of notice of resignation by Clearing Bank, which successor shall be subject to the approval of Lender, and cause such designated successor promptly to assume the obligations of Clearing Bank hereunder. It shall be an Event of Default if a successor to Clearing Bank acceptable to Lender has not been designated or has not assumed the obligations of Clearing Bank prior to the effective date of Clearing Bank's resignation.

(b)   Borrowers may not unilaterally terminate this Agreement or close any of the Clearing Accounts established pursuant to the terms of this Agreement. Clearing Bank shall not cause or permit any of such accounts to be closed unless it has received prior written Notice from Lender; provided, Clearing Bank shall have no liability under this Agreement, under applicable law, or in equity, in the event any of the Clearing Accounts are closed by Borrowers at any time prior to receipt of a Notice of Commencement of Cash Sweep Period, and allowing for a reasonable period of time, not to exceed two (2) Business Days, or following the receipt of a Notice of Termination of Cash Sweep Period, and allowing for a reasonable period of time, not to exceed two (2) Business Days.

(c)   Lender may terminate this Agreement at any time after five (5) days' prior written notice to the other parties hereto. Upon any termination of this Agreement in accordance with the terms of this Paragraph 6, Clearing Bank shall hold all funds in the Clearing Accounts for a period of no more than thirty (30) days until Clearing Bank receives written Notice from Lender instructing Clearing Bank how to dispose of such funds.

7. <u>Liabilities of Clearing Bank; Indemnity by Borrowers.</u>

(a)   The parties hereto agree that Clearing Bank shall not be liable for damage or loss to any party or to any other person for any delay or failure of performance arising out of the acts or omissions of any third parties, including, but not limited to, various communication services, courier services, the Federal Reserve System, any other bank or any third party who may be affected by funds transactions, fire, mechanical, computer or electrical failures or other unforeseen contingencies, strikes, or any similar or dissimilar cause beyond the reasonable control of the Clearing Bank.

(b)   Clearing Bank shall make every commercially reasonable effort to transfer all Available Funds referred to in <u>Paragraph 4</u> above by the mutually agreed upon time but does not guarantee a specific delivery time. Accordingly, Clearing Bank's sole responsibility to Lender, Designee or any third party with respect to the time of delivery of such amounts and items shall be to deliver such amounts and items as close to the mutually agreed upon time as may be reasonably practicable.

(c)   Notwithstanding any other term or provision of this Agreement, Clearing Bank will not be liable to any other party for:

(i)   failing to follow any Notice, including, without limitation, any Notice of Commencement of Cash Sweep Period or Notice of Termination of Cash Sweep Period, or any other instruction originated by Lender (A) earlier than two (2) Business Days after receipt of such Notice or instruction, (B) or any Notice, instruction, or term set forth in this Agreement, that requires (x) the disposition or transfer of the funds in the Clearing Account, including, without limitation, Available Funds, by a method not available under Clearing Bank's usual policies and procedures; or (y) the receipt, processing, or deposit of Receipts by a method not available under Clearing Bank's usual policies and procedures, or (C) that Clearing Bank determines would result in Clearing Bank's failing to comply with a statute, rule or regulation, court order or other legal, regulatory, or administrative process, binding upon Clearing Bank; or

(ii)   complying with Lender's or Borrowers' instructions regarding disposition of funds in the Clearing Account, or otherwise completing a transaction involving the Clearing Account, that Clearing Bank had started to process two (2) or fewer Business Days after Clearing Bank had actually received a Notice of Commencement of Cash Sweep Period.

(d)   Clearing Bank will not be liable to any party for any claim, loss, cost, fee, or expense except to the extent directly caused by Clearing Bank's own gross negligence or willful misconduct, as determined by a final non-appealable judgment by a court of competent jurisdiction. In no event shall Clearing Bank be liable for any lost profits or for any indirect, special, consequential or punitive damages even if advised of the possibility or likelihood of such damages.

(e)   Clearing Bank shall have no responsibility or liability to Lender for complying with instructions concerning the Clearing Accounts from Borrowers or Borrowers' representatives, which are received by Clearing Bank prior to receipt of a Notice of Commencement of Cash Sweep Period, and allowing for a reasonable period of time, not to exceed two (2) Business Days, or following the receipt of a Notice of Termination of Cash Sweep Period, and allowing for a reasonable period of time, not to exceed two (2) Business Days. Clearing Bank shall have no responsibility or liability to Borrowers for complying with a Notice of Commencement of Cash Sweep Period or complying with instructions concerning the Clearing Accounts originated by Lender, and shall have no responsibility to investigate the appropriateness of any such instruction or Notice of Commencement of Cash Sweep Period, even if Borrowers notify Clearing Bank that Lender is not legally entitled to originate any such instruction or Notice of Commencement of Cash Sweep Period.

(f)   Borrowers hereby indemnify and hold harmless Clearing Bank, its affiliates, and its and their directors, officers, agents and employees from and against any and all claims, damages, penalties, judgments, liabilities, losses or expenses (including reasonable attorneys' fees and disbursements) arising out of, resulting from, or in any way related to this Agreement or any action taken or not taken pursuant to this Agreement except to the extent such claims, damages, penalties, judgments, liabilities, losses or expenses are primarily caused by Clearing Bank's gross negligence or willful misconduct, as determined by a final non-appealable judgment by a court of competent jurisdiction.

(g)   Notwithstanding any other term or provisions of this Agreement, Clearing Bank shall have no obligation to review or confirm that any actions taken pursuant to this Agreement comply with any other agreement or document, including, without limitation, the Cash Management Agreement. Substantial compliance by Clearing Bank with its standard procedures for the services Clearing Bank is providing hereunder shall be deemed to be exercise by it of ordinary care.

(h)   This Paragraph 7 shall survive termination of this Agreement.

8.   Set-off. Clearing Bank waives any right to offset any claim against Borrowers which it might have against any account maintained hereunder; provided, however, that Clearing Bank retains the right to charge the Clearing Accounts for (i) processing or encoding errors arising in a Clearing Account, (ii) items deposited in a Clearing Account that are subsequently returned to Clearing Bank unpaid, (iii) automated clearing house ("ACH") credit entries initiated from a Clearing Account by Borrowers or Lender for which there are insufficient funds in the applicable Clearing Account on the date required by the applicable agreement with the Clearing Bank for such services, or ACH debit entries initiated from a Clearing Account by Borrowers of Lender which are returned to Clearing Bank for any reason, (iv) all other charges and obligations and liabilities arising out of any cash management services provided by Clearing Bank for Borrowers and related to the Clearing Accounts or the services provided pursuant to this Agreement, and (v) any of Clearing Bank's charges, fees and expenses provided for herein. Borrowers and Lender understand and agree that Clearing Bank is authorized to collect any amount owing pursuant to the preceding sentence (a "Chargeable Amount") by debiting any of the Clearing Accounts. Borrowers shall pay any Chargeable Amount immediately upon demand to the extent there are not sufficient funds in the Clearing Accounts to cover any Chargeable Amount on the day of the debit. If any Chargeable Amount set forth in paragraph 8(i), 8(ii), or 8(iii) has not been paid in full by Borrower within fifteen (15) days after demand on Borrowers by Bank and there are still insufficient funds in the Clearing Accounts, then Lender shall pay such Chargeable Amount to Clearing Bank, within fifteen (15) days after receipt of written demand therefor from Clearing Bank, solely to the extent that Lender has received such funds. If Clearing Bank is stayed or prohibited from making demand upon Borrowers for any reason, then Clearing Bank shall not be required to: (a) make such demand upon Borrowers or (b) wait fifteen (15) days prior to making demand on Lender. This paragraph shall survive termination of this Agreement.

9.   Matters Concerning Borrowers and Manager.   Borrowers and Lender agree that:

(a)   Each Borrower hereby pledges, transfers and assigns, and grants to Lender, as additional security for the payment and performance of the Notes and the Obligations of Borrowers, a first priority security interest in and to, and a general first lien upon, subject to Clearing Bank's right to set-off with respect to the Clearing Bank's fees and expenses as described in Paragraph 8 above, (i) the Clearing Accounts and all of such Borrower's right, title and interest in and to all Receipts, cash, property, instruments or rights transferred to or deposited in the Clearing Accounts from time to time by such Borrower or on behalf of such

Borrower in accordance with the provisions of this Agreement, (ii) all earnings, investments and securities held in the Clearing Accounts in accordance with this Agreement and (iii) any and all proceeds of the foregoing. This Agreement and the pledge, assignment and grant of security interest made hereby shall secure payment of all amounts payable by Borrowers to Lender under the Notes and the other Obligations of Borrowers. Borrowers acknowledge and agree that Clearing Bank is acting at the direction of Lender in connection with the subject matter of this Agreement. Borrowers further agree to execute, acknowledge, deliver, file or do at its sole cost and expense, all other acts, assignments, notices, agreements or other instruments as Lender may reasonably require in order to effectuate, assure, convey, secure, assign, transfer and convey unto Lender any of the rights granted by this Paragraph.

(b)   Borrowers shall provide Manager with a copy of this Agreement, as the same may be amended from time to time, and shall cause Manager to abide by all of the terms and provisions hereof applicable to Borrowers and/or Manager.

10.   Successors and Assigns; Assignments. This Agreement shall bind and inure to the benefit of and be enforceable by Clearing Bank, each Borrower and Lender and their respective successors and permitted assigns. Lender shall have the right to assign or transfer its rights under this Agreement in connection with any assignment of the Loan and the Loan Documents. Any assignee or transferee of Lender shall be entitled to all the benefits afforded to Lender under this Agreement; provided that the assignee or transferee automatically will be bound by all of the terms and conditions of this Agreement by virtue of such assignment or transfer. No Borrower shall have the right to assign or transfer its rights or obligations under this Agreement without the prior written consent of Lender. Clearing Bank shall have the right to assign or transfer its rights and obligations hereunder in connection with a merger, consolidation or sale of all or substantially all of the assets of Clearing Bank provided that the transferee thereof agrees in writing to be bound by the terms of this Agreement.

11.   Amendment. This Agreement may be amended from time to time only by a written agreement executed by all of the parties hereto.

12.   Notices. All notices, including without limitation any Notice of Commencement of Cash Sweep Period or Notice of Termination of Cash Sweep Period, demands, requests, consents, approvals or other communications (any of the foregoing, a "**Notice**") required, permitted, or desired to be given hereunder shall be in writing sent by telefax (with answer back acknowledged) or by registered or certified mail, postage prepaid, return receipt requested, or delivered by hand or reputable overnight courier addressed to the party to be so notified at its address hereinafter set forth, or to such other address as such party may hereafter specify in accordance with the provisions of this Paragraph 12. Any Notice shall be deemed to have been received three (3) days after the date such Notice is mailed or on the date of sending by telefax or delivery by hand if sent or delivered during business hours on a Business Day (otherwise on the next Business Day) or the next Business Day if sent by an overnight commercial courier addressed to the parties as follows:

If to Lender: Holliday Fenoglio Fowler, L.P.
                       9 Greenway Plaza, Suite 700
                       Houston, Texas 77046
                       Attention: David Croskery, Senior Managing Director
                       Facsimile No. (713) 852-3498

With a copy to: *DESIGNEE'S NAME*
                       (Currently Not Applicable)

                       _____
                       Attention: _____
                       Facsimile No. _____

If to Borrowers:	NTS Development Company
	10172 Linn Station Road
	Louisville, Kentucky 40223
	Attention: Brian F. Lavin
	Facsimile No. (502) 426-4994
If to Clearing Bank:	PNC Bank – Treasury Management
	101 South Fifth Street
	Louisville, Kentucky 40202
	Attention: Linda Haas
	Facsimile No. (502) 581-2470

13. <u>Governing Law</u>. THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK (WITHOUT GIVING EFFECT TO ITS CONFLICTS OF LAW RULES OTHER THAN SECTION 5-1401 OF THE GENERAL OBLIGATIONS LAW). JUDICIAL ACTIONS, SUITS OR PROCEEDINGS BROUGHT AGAINST ANY PARTY HERETO WITH RESPECT TO ITS OBLIGATIONS, LIABILITIES OR ANY OTHER MATTER UNDER OR ARISING OUT OF IN CONNECTION WITH THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREUNDER OR FOR RECOGNITION OR ENFORCEMENT OF ANY JUDGMENT RENDERED IN ANY SUCH PROCEEDINGS SHALL BE BROUGHT IN THE STATE COURT OF NEW YORK AND SHALL BE HEARD BY SUCH COURT SITTING WITHOUT A JURY.

14. <u>Certain Matters Affecting Clearing Bank</u>.

(a) Clearing Bank may rely and shall be protected in acting or refraining from acting upon any notice (including but not limited to electronically confirmed facsimiles of such notice) believed by it to be genuine and to have been signed or presented by the proper party or parties.

(b) The duties and obligations of Clearing Bank hereunder shall be determined solely by the express provisions of this Agreement. Clearing Bank shall not be liable except for the performance of its duties and obligations as are specifically set forth in this Agreement, and no implied covenants or obligations shall be read into this Agreement against Clearing Bank.

(c) If at any time: (a) Clearing Bank, in good faith, is in doubt as to the action it should take under this Agreement, (b) any Borrower becomes subject to a voluntary or involuntary bankruptcy, reorganization, receivership or similar proceeding, or (c) Clearing Bank is served with legal process which it in good faith believes prohibits the disbursement of the funds deposited in any Clearing Account, then Clearing Bank shall have the right to (i) place a hold on the funds in the Clearing Accounts until such time as it receives an appropriate court order or other assurance satisfactory to it as to the disposition of the funds in the Clearing Accounts, or (ii) commence, at Borrowers' expense, an interpleader action in any competent federal or state court located in the Commonwealth of Pennsylvania, and otherwise to take no further action except in accordance with joint written instructions from Borrowers and Lender or in accordance with the final order of a competent court served on Clearing Bank.

IN WITNESS WHEREOF, the parties hereto have executed this Clearing Accounts Agreement in several counterparts (each of which shall be deemed an original) as from the date first above written.

BORROWERS:

NLP CASTLE CREEK, LLC, a Delaware limited liability company

By: NTS Realty Holdings Limited Partnership, a Delaware limited partnership, its sole member

By: NTS Realty Capital, Inc., a Delaware corporation, its managing general partner

By: [signature]
Name: Neil A. Mitchell
Title: Sr Vice Pres

NLP LAKE CLEARWATER, LLC, a Delaware limited liability company

By: NTS Realty Holdings Limited Partnership, a Delaware limited partnership, its sole member

By: NTS Realty Capital, Inc., a Delaware corporation, its managing general partner

By:

Name: Neil A. Mitchell

Title: Sr Vice Pres

NLP PARK PLACE, LLC, a Delaware limited
liability company

By: NTS Realty Holdings Limited Partnership, a
Delaware limited partnership, its sole member

    By: NTS Realty Capital, Inc., a Delaware
       corporation, its managing general
       partner

    By:
       Name: Neil A. Mitchell
       Title: Sr Vice Pres

NLP RICHLAND, LLC, a Delaware limited liability company

By: NTS Realty Holdings Limited Partnership, a Delaware limited partnership, its sole member

By: NTS Realty Capital, Inc., a Delaware corporation, its managing general partner

By: [signature]
Name: Neil A. Mitchell
Title: Sr Vice Pres

NLP SWIFT CREEK, LLC, a Delaware limited liability company

By: NTS Realty Holdings Limited Partnership, a Delaware limited partnership, its sole member

By: NTS Realty Capital, Inc., a Delaware corporation, its managing general partner

By: [signature]
Name: Neil A. Mitchell
Title: Sr Vice Pres.

NLP WHITWORTH, LLC, a Delaware limited
liability company

By: NTS Realty Holdings Limited Partnership, a
Delaware limited partnership, its sole member

    By: NTS Realty Capital, Inc., a Delaware
        corporation, its managing general
        partner

    By:
    Name: Neil A. Mitchell
    Title: Sr. Vice Pres

NLP WILLOW LAKE, LLC, a Delaware limited liability company

By: NTS Realty Holdings Limited Partnership, a Delaware limited partnership, its sole member

By: NTS Realty Capital, Inc., a Delaware corporation, its managing general partner

By:

Name: Neil A. Mitchell

Title: Sr Vice Pres

NLP WILLOWS, LLC, a Delaware limited
liability company

By: NTS Realty Holdings Limited Partnership, a
Delaware limited partnership, its sole member

By: NTS Realty Capital, Inc., a Delaware
corporation, its managing general
partner

By: _____
Name: Neil A. Mitchell
Title: Sr Vice Pres

LENDER:

HOLLIDAY FENOGLIO FOWLER, L.P., a
Texas limited partnership

By: Holliday GP Corp., a Delaware corporation, its
general partner

By: _____
Patrick V. Kinlan
Vice President

CLEARING BANK:

PNC BANK, NATIONAL ASSOCIATION

By: _Henry R. Snyder_

Name: HENRY R. SNYDER, IV

Title: VICE PRESIDENT

EXHIBIT A

BORROWERS, LOAN NUMBERS AND LOAN AMOUNTS

Borrower	Loan Number	Original Loan Amount	Taxpayer ID Numbers
NLP Park Place, LLC	534381243	$30,625,000	
NLP Willows, LLC	534381219	$17,920,000	
NLP Willow Lake, LLC	534381200	$10,945,000	
NLP Castle Creek, LLC	534381227	$13,895,000	
NLP Lake Clearwater, LLC	534381235	$11,390,000	
NLP Swift Creek, LLC	534381278	$16,845,000	
NLP Richland, LLC	534381251	$27,000,000	
NLP Whitworth, LLC	534381286	$27,675,000	

EXHIBIT B

LIST OF ACCOUNTS COMPRISING THE CLEARING ACCOUNTS

Account Title	Tax Identification	Account Number
NLP Park Place, LLC	27-1213199	3007485657
NLP Willows, LLC	27-1213238	3007485745
NLP Willow Lake, LLC	27-1213310	3007485737
NLP Castle Creek, LLC	27-1213344	3007485729
NLP Lake Clearwater, LLC	27-1213379	3007485702
NLP Swift Creek, LLC	27-1213409	3007485681
NLP Richland, LLC	27-1213450	3007485673
NLP Whitworth, LLC	27-1213470	3007485665

MASTER CASH MANAGEMENT AGREEMENT-CME
Lender – Access to Clearing Accounts

(REVISION DATE 8-14-2009)

THIS MASTER CASH MANAGEMENT AGREEMENT (this "Agreement") is entered into as of the 16th day of December, 2009, by and among those parties identified on Exhibit A attached hereto, each having an address at c/o NTS Development Company, 10172 Linn Station Road, Louisville, Kentucky 40223 (each sometimes referred to individually as a "**Borrower**" and all sometimes referred to collectively as "**Borrowers**"), **NTS DEVELOPMENT COMPANY**, having an address at 10172 Linn Station Road, Louisville, Kentucky 40223 ("**Manager**") and **HOLLIDAY FENOGLIO FOWLER, L.P.**, a Texas limited partnership, having an address at 9 Greenway Plaza, Suite 700, Houston, Texas 77046 (together with its successors and assigns, "**Lender**").

Recitals

WHEREAS, Lender has agreed to make, or has made to each of the Borrowers a loan (each a "**Loan**" and collectively, the "**Loans**") in the original principal amounts set forth on Exhibit A attached hereto.

WHEREAS, each Loan is to be evidenced by the Multifamily Note (each a "**Note**" and collectively, the "**Notes**") and secured by a Multifamily Mortgage or Deed of Trust, Assignments of Rents and Security Agreement of even date herewith (each a "**Security Instrument**", and collectively, the "**Security Instruments**").

WHEREAS, each Security Instrument grants to Lender, among other things, a first lien on the Mortgaged Property described therein and an assignment of all Rents arising with respect to such Mortgaged Property. References herein to the "**Property**" mean each such Mortgaged Property separately and all such Mortgaged Properties together.

WHEREAS, Lender and Borrowers are parties to that certain Master Cross-Collateralization Agreement dated as of the date of this Agreement (the "**Master Cross-Collateralization Agreement**"), wherein Borrowers agree that the Property is and shall be collateral for all of the Loans.

WHEREAS, Borrowers and Manager have entered into those certain management agreements with respect to the Property, dated as of the date of this Agreement, pursuant to which Manager has agreed to manage the Property.

WHEREAS, pursuant to the terms of that certain Clearing Accounts Agreement of even date herewith made by and among Borrowers, Lender and Bank (as defined below), Borrowers have established with Bank the Clearing Accounts.

WHEREAS, as a condition of making the Loans, Borrowers and Manager have agreed that Borrowers and/or Manager must at all times during the term of the Loans deposit all Receipts (as defined below) into one or more of the Clearing Accounts within one (1) Business Day of receipt of such Receipts.

Agreement

NOW, THEREFORE, in consideration of the mutual promises contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties hereto agree as follows:

1.   Defined Terms.

The following terms used in this Agreement shall have the meanings set forth below in this Section 1.

(i)   Intentionally Omitted.

(ii)   "Business Day" means any day other than a Saturday, a Sunday or any other day on which Lender or the national banking associations are not open for business.

(iii)   "Cash Sweep Period" means any period which commences upon the occurrence of an Event of Default and continues until such time, if any, as (A) Lender shall have, in its sole and absolute discretion, waived in writing the Event of Default giving rise to such Cash Sweep Period or (B) Borrower shall have tendered a cure of the Event of Default giving rise to such Cash Sweep Period and Lender shall have, in its sole and absolute discretion, accepted such cure. Lender will provide Notice of the commencement and termination of a Cash Sweep Period as provided in the Clearing Accounts Agreement.

(iv)   "Clearing Accounts" means, collectively, those eight (8) accounts established pursuant to the Clearing Accounts Agreement into which the Borrowers or Manager must deposit all Receipts received by it with respect to the Property pursuant to the terms of this Agreement. The Clearing Bank will disburse the funds in the Clearing Accounts in accordance with the terms of the Clearing Accounts Agreement.

(v)   "Clearing Accounts Agreement" means the Master Clearing Accounts Agreement-CME dated as of the date of this Agreement, by and among Borrowers, Lender and the Clearing Bank.

(vi)   "Clearing Bank" means the bank named in the Clearing Accounts Agreement and any successors and permitted assigns.

(vii)   "Deposit Account" has the meaning set forth in Section 2 hereof.

(viii)   "Eligible Account" means an identifiable account which is separate from all other funds held by the holding institution that is either (A) an account or accounts maintained with the corporate trust department of a federal or state-chartered depository institution or trust company which complies with the definition of Eligible Institution or (B) a segregated trust account or accounts maintained with the corporate trust department of a federal or state chartered depository institution or trust company acting in its fiduciary capacity which, in the case of a state chartered depository institution or trust company is subject to regulations substantially similar to 12 C.F.R. §9.10(b), having in either case a combined capital and surplus of at least $50,000,000 and subject to supervision or examination by federal and state authority. An Eligible Account will not be evidenced by a certificate of deposit, passbook or other instrument.

(ix)   "Eligible Institution" means a federal or state chartered depository institution or trust company insured by the Federal Deposit Insurance Corporation, the short term unsecured debt obligations or commercial paper of which are rated at least A-1 by Standard &

Poor's Ratings Services, a division of The McGraw-Hill Companies, Inc ("**S&P**"); P-1 by Moody's Investors Service, Inc. ("**Moody's**"); and F-1 by Fitch, Inc. ("**Fitch**") in the case of accounts in which funds are held for thirty (30) days or less or, in the case of letters of credit or accounts in which funds are held for more than thirty (30) days, the long term unsecured debt obligations of which are rated at least "A" by Fitch and S&P and "A2" by Moody's. If at any time an Eligible Institution does not meet the required rating, the Eligible Account must be moved within thirty (30) days to an appropriately rated Eligible Institution.

(x)   "Event of Default" shall have the meaning given to that term in the Security Instruments.

(xi)   "Loan Documents" means the Notes, the Security Instruments, the Master Cross-Collateralization Agreement, this Agreement, the Clearing Accounts Agreement, all guaranties, all indemnity agreements, all collateral agreements, O&M Programs, and any other documents now or in the future executed by Borrowers, or by any Borrower, any guarantor or any other person in connection with the Loan, as such documents may be amended from time to time.

(xii)   "Person" shall have the meaning given to that term in the Security Instruments.

(xiii)   "Receipts" means any Rents and any other income received by any Borrower or Manager in connection with the Property.

(xiv)   "Rents" has the meaning given to that term in the Security Instruments.

(xv)   "Servicer" means any servicer selected by Lender in its sole and absolute discretion to service the Loan on Lender's behalf.

2.   Establishment of Deposit Account. Upon the commencement of a Cash Sweep period, Lender or Servicer, on behalf of Lender, will establish the Deposit Account into which all funds in the Clearing Accounts shall, during the continuance of any Cash Sweep Period, be deposited on a periodic basis as more particularly set forth in the Clearing Accounts Agreement.

3.   Clearing Accounts.

(a)   The Clearing Accounts shall be titled as set forth in the Clearing Accounts Agreement. The Clearing Accounts shall be maintained as an Eligible Account.

(b)   The Clearing Accounts shall be assigned the federal taxpayer identification numbers set forth in the Clearing Accounts Agreement.

(c)   Any Receipt from the Property received by Borrower or Manager, (i) shall be deemed to be collateral for the Loan and shall be held in trust for the benefit, and as the property, of Lender and (ii) shall not be commingled with any other funds or property of Borrower or Manager.

(d)   Borrowers and/or Manager must deposit all Receipts into the Clearing Accounts within one (1) Business Day of receipt.

(e)   Until the receipt of Notice of the Commencement of a Cash Sweep Period, Borrowers shall enjoy joint access with Lender and Servicer to the Clearing Accounts and shall be entitled to withdraw funds from the Clearing Accounts at any time prior to the commencement of a Cash Sweep Period for any purpose related to the operation of the Property or Borrowers, including without limitation, payment of debt service and other Property expenses, distributions or other transfers of cash to partners or members of Borrowers or for payment of expenses or making of deposits in other operating accounts unrelated to the collection of Receipts, in accordance with the terms of the Clearing Accounts Agreement. Lender agrees that until the commencement of a Cash Sweep Period it will not exercise any right it has to dominion and control over the Clearing Accounts and Lender shall not withdraw any funds from the Clearing Accounts until the commencement of a Cash Sweep Period.

(f)   After the commencement of a Cash Sweep Period, all funds in the Clearing Accounts shall thereafter be disbursed on each Business Day to the Deposit Account designated in writing by Lender or Designee (as defined in the Clearing Accounts Agreement), as set forth in the Clearing Accounts Agreement.

(g)   Upon Lender's request from time to time, Borrowers shall provide a written statement to Lender itemizing any amounts deposited in the Clearing Accounts by Borrowers or Manager for the period covered by Lender's request and such supporting documentation as Lender may reasonably require.

(h)   Borrowers represent and warrant that there are no other accounts maintained by Borrowers, Manager or any other Person into which revenues from the ownership and operation of the Property are deposited. So long as the Note shall be outstanding, Borrowers, Manager or any other Person shall not open any other such account for the deposit of Receipts except for Security Deposit Escrow Accounts required under the tenant leases. Borrowers' operating accounts shall not be deemed an account into which Receipts are deposited.

4.   Deposit Account.

(a)   The Deposit Account shall be titled in the name of "HOLLIDAY FENOGLIO FOWLER, L.P., AS TRUSTEE FOR THE BENEFIT OF FEDERAL HOME LOAN MORTGAGE CORPORATION".

(b)   Intentionally Omitted.

(c)   The Deposit Account shall, at all times during the term of this Agreement, be under the sole dominion and control of Lender in accordance with this Agreement.

(d)   Borrowers acknowledge and agree that (i) neither Borrowers nor any other party claiming on behalf of, or through, Borrowers shall have any right, title or interest, whether express or implied, in the Deposit Account and (ii) unless required by applicable law, Borrowers shall not be entitled to any interest on amounts held in the Deposit Account.

5.   Clearing Accounts after Commencement of Cash Sweep Period.

(a)   Upon the commencement of a Cash Sweep Period, Lender shall deliver a Notice of Commencement of Cash Sweep Period to the Borrowers and to Clearing Bank in accordance with the Clearing Accounts Agreement, instructing Clearing Bank that:

(i)   Borrowers shall no longer have any access to the Clearing Accounts.

(ii)   Lender shall have the sole right to make withdrawals or transfers from the Clearing Accounts.

(iii)   All funds in the Clearing Accounts shall be transferred to the Deposit Account in accordance with the Clearing Accounts Agreement.

(b)   If a Cash Sweep Period terminates, then upon the termination of a Cash Sweep Period and delivery by Lender to the Clearing Bank and Borrowers of a Notice of Termination of Cash Sweep Period, Borrowers shall again have joint access to the Clearing Accounts as set forth in Section 3(e)

6.   Disbursements from Deposit Account.

(a)   During a Cash Sweep Period, Lender shall have the continuing exclusive right to withdraw and apply the funds in the Deposit Account to payment of any and all debts, liabilities and obligations of Borrowers to Lender pursuant to or in connection with this Agreement, the Notes, the Security Instruments and the other Loan Documents, or to pay any expenses of the Property, in such order, proportion and priority as Lender may determine in its sole discretion.

(b)   Lender's right to withdraw and apply funds in the Deposit Account shall be in addition to all other rights and remedies provided to Lender under this Agreement, the Notes, the Security Instruments and the other Loan Documents and at law or in equity as a result of any Borrower's default.

(c)   If Lender applies funds in the Deposit Account to the payment of any debt, liability or obligation of any one or more or all Borrowers to Lender, the application of funds from the Deposit Account shall not be deemed Lender's waiver or a cure of any default by any Borrower.

7.   Termination of Agreement. This Agreement shall terminate upon the repayment in full of all of the Loans in accordance with the terms and provisions of the Loan Documents. At Borrowers' request and at Borrowers' expense, Lender will take such steps as reasonably are required to terminate the Clearing Accounts Agreement and Lender's interests in the Clearing Accounts.

8.   Funds as Security for the Loans.

(a)   As security for full payment of the Loans and timely performance of Borrowers' Obligations, as defined in the Clearing Accounts Agreement, each Borrower hereby pledges, transfers and assigns to Lender, and grants to Lender a continuing security interest in and to the Clearing Accounts and all profits and proceeds thereof, which security interest is prior to all other liens.

(b)   Each Borrower agrees to execute, acknowledge, deliver, file or do, at its sole cost and expense, all other acts, assignments, notices, agreements or other instruments as Lender may reasonably require in order to perfect the foregoing security interest, pledge and assignment or otherwise to fully effectuate the rights granted to Lender by this Section. Other than in connection with the Loans, no Borrower has sold or otherwise conveyed the Clearing Account.

(c)   Each Clearing Account constitutes a "deposit account" within the meaning of the Uniform Commercial Code of the State of New York.

9. Default. Any Borrower's and/or Manager's failure to timely and fully perform its obligations under this Agreement shall constitute a default under this Agreement and shall constitute an automatic "Event of Default."

10. Fees and Expenses. Borrowers acknowledge and agree that they solely, jointly and severally, shall be, and shall at all times remain, liable to Lender for all fees, charges, costs and expenses in connection with the Clearing Accounts, the Deposit Account, this Agreement and the enforcement hereof, including, without limitation, the reasonable fees and expenses of legal counsel to Lender and Servicer as needed to enforce, protect or preserve the rights and remedies of Lender and/or Servicer under this Agreement.

11. Miscellaneous.

(a) Notices. All notices, demands, requests, consents, approvals or other communications (any of the foregoing, a "**Notice**") required, permitted, or desired to be given hereunder shall be in writing sent by telefax (with answer back acknowledged) or by registered or certified mail, postage prepaid, return receipt requested, or delivered by hand or reputable overnight courier addressed to the party to be so notified at its address hereinafter set forth, or to such other address as such party may hereafter specify in accordance with the provisions of this Paragraph 11. Any Notice shall be deemed to have been received three (3) days after the date such Notice is mailed or on the date of sending by telefax or delivery by hand if sent or delivered during business hours on a Business Day (otherwise on the next Business Day) or the next Business Day if sent by an overnight commercial courier addressed to the parties as follows:

Address for Lender:

Holliday Fenoglio Fowler, L.P.
9 Greenway Plaza, Suite 700
Houston, Texas 77046
Attention: David Croskery, Senior Managing Director
Facsimile No. (713) 852-3498

Address for Borrowers:

c/o NTS Development Company
10172 Linn Station Road
Louisville, Kentucky 40223
Attention: Brian F. Lavin
Facsimile No. (502) 426-4994

Address for Manager:

NTS Development Company
10172 Linn Station Road
Louisville, Kentucky 40223
Attention: Gregory A. Wells
Facsimile No. (502) 426-4994

With a copy to:

NTS Development Company
10172 Linn Station Road
Louisville, Kentucky 40223
Attention: Rosann D. Tafel
Facsimile No. (502) 426-4994

(b) Entire Agreement; Modification. This Agreement sets forth the entire agreement between the parties hereto with respect to the subject matter hereof and supercedes all prior discussions, representations, communications and agreements (oral and written) by and among the parties hereto with respect thereto. Neither this Agreement nor any terms hereof shall be waived, modified, supplemented or terminated in any manner whatsoever, except by a written instrument signed by all parties hereto and then only to the extent expressly set forth in such writing.

(c)   Binding Effect; Joint and Several Obligations.   The terms and provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, executors, legal representatives, successors, and permitted assigns, whether by voluntary action of the parties or by operation of law. The foregoing shall not be construed, however, to permit assignments or transfers otherwise prohibited under the Note, the Security Instrument or the other Loan Documents. As Borrowers consist of more than one person or entity, each shall be jointly and severally liable to perform the Borrower's obligations under this Agreement.

(d)   Duplicate Originals; Counterparts. This Agreement may be executed in any number of duplicate originals, and each duplicate original shall be deemed to be an original. This Agreement (and each duplicate original) also may be executed in any number of counterparts, each of which shall be deemed an original and all of which together shall constitute a fully executed agreement even though all signatures do not appear on the same document.

(e)   Unenforceable Provisions. If any provision of this Agreement is found by competent judicial authority to be invalid or unenforceable, the other provisions of this Agreement that can be carried out without the invalid or unenforceable provision will not be affected, and such invalid or unenforceable provision will be ineffective only to the extent of such invalidity or unenforceability and otherwise construed to the greatest extent possible to accomplish fairly the purposes and intentions of the parties hereto.

(f)   Ambiguity; Headings and Construction of Certain Terms. Neither this Agreement nor any uncertainty or ambiguity herein shall be construed or resolved against Lender by virtue of the fact that such document has originated with Lender as drafter.   The parties to this Agreement agree that this Agreement shall be construed and interpreted according to the ordinary meaning of the words used so as to accomplish fairly the purposes and intentions of the parties hereto. Words used in this Agreement may be used interchangeably in singular or plural form, and any pronoun shall be deemed to cover all genders.   Section headings are for convenience only and shall not be used in interpretation of this Agreement. "Herein," "hereof" and "hereunder" and other words of similar import refer to this Agreement as a whole and not to any particular section, paragraph or other subdivision; and "section" refers to the entire section and not to any particular subsection, paragraph or other subdivision. Reference to days for performance shall mean calendar days unless Business Days are expressly indicated. References to the "Note", the "Security Instrument" and the "other Loan Documents" shall mean such original documents and all renewals, modifications and supplements to the foregoing.

(g)   Governing Law. THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK (WITHOUT GIVING EFFECT TO ITS CONFLICTS OF LAW RULES OTHER THAN SECTION 5-1401 OF THE GENERAL OBLIGATIONS LAW). JUDICIAL ACTIONS, SUITS OR PROCEEDINGS BROUGHT AGAINST ANY PARTY HERETO WITH RESPECT TO ITS OBLIGATIONS, LIABILITIES OR ANY OTHER MATTER UNDER OR ARISING OUT OF IN CONNECTION WITH THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREUNDER OR FOR RECOGNITION OR ENFORCEMENT OF ANY JUDGMENT RENDERED IN ANY SUCH PROCEEDINGS SHALL BE BROUGHT IN THE STATE COURT OF NEW YORK AND SHALL BE HEARD BY SUCH COURT SITTING WITHOUT A JURY.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

LENDER:
HOLLIDAY FENOGLIO FOWLER, L.P., a Texas limited partnership

By: Holliday GP Corp., a Delaware corporation, its general partner

By: /s/ Patrick V. Kinlan
Patrick V. Kinlan
Vice President

BORROWERS:

NLP CASTLE CREEK, LLC, a Delaware limited
liability company

By: NTS Realty Holdings Limited Partnership, a
Delaware limited partnership, its sole member

    By: NTS Realty Capital, Inc., a Delaware
    corporation, its managing general
    partner

    By: _____
    Name: Neil A. Mitchell
    Title: Sr Vice Pres

NLP LAKE CLEARWATER, LLC, a Delaware limited liability company

By: NTS Realty Holdings Limited Partnership, a Delaware limited partnership, its sole member

    By: NTS Realty Capital, Inc., a Delaware corporation, its managing general partner

    By:
    Name: Neil A. Mitchell
    Title: Sr. Vice Pres

NLP PARK PLACE, LLC, a Delaware limited
liability company

By: NTS Realty Holdings Limited Partnership, a
Delaware limited partnership, its sole member

By: NTS Realty Capital, Inc., a Delaware
corporation, its managing general
partner

By:
Name: Neil A. Mitchell
Title: Sr Vice Pres

NLP RICHLAND, LLC, a Delaware limited liability company

By: NTS Realty Holdings Limited Partnership, a Delaware limited partnership, its sole member

By: NTS Realty Capital, Inc., a Delaware corporation, its managing general partner

By: [signature]
Name: Neil A. Mitchell
Title: Sr Vice Pres

NLP SWIFT CREEK, LLC, a Delaware limited liability company

By: NTS Realty Holdings Limited Partnership, a Delaware limited partnership, its sole member

By: NTS Realty Capital, Inc., a Delaware corporation, its managing general partner

By: [signature]
Name: Neil A. Mitchell
Title: Sr Vice Pres

NLP WHITWORTH, LLC, a Delaware limited
liability company

By: NTS Realty Holdings Limited Partnership, a
Delaware limited partnership, its sole member

    By: NTS Realty Capital, Inc., a Delaware
    corporation, its managing general
    partner



    By: _____
    Name: Neil A. Mitchell
    Title: Sr. Vice Pres

NLP WILLOW LAKE, LLC, a Delaware limited
liability company

By: NTS Realty Holdings Limited Partnership, a
Delaware limited partnership, its sole member

By: NTS Realty Capital, Inc., a Delaware
corporation, its managing general
partner

By:
Name: Neil A. Mitchell
Title: Sr. Vice Pres

NLP WILLOWS, LLC, a Delaware limited
liability company

By: NTS Realty Holdings Limited Partnership, a
Delaware limited partnership, its sole member

By: NTS Realty Capital, Inc., a Delaware
corporation, its managing general
partner

By:

Name: Neil A. Mitchell
Title: Sr. Vice Pres.

MANAGER:

NTS DEVELOPMENT COMPANY

By:

Name: Brian F. Lavin

Title: President

EXHIBIT A

BORROWERS, LOAN NUMBERS AND LOAN AMOUNTS

Borrower	Loan Number	Original Loan Amount
NLP Park Place, LLC	534381243	$30,625,000
NLP Willows, LLC	534381219	$17,920,000
NLP Willow Lake, LLC	534381200	$10,945,000
NLP Castle Creek, LLC	534381227	$13,895,000
NLP Lake Clearwater, LLC	534381235	$11,390,000
NLP Swift Creek, LLC	534381278	$16,845,000
NLP Richland, LLC	534381251	$27,000,000
NLP Whitworth, LLC	534381286	$27,675,000

FHLMC LOAN NUMBERS – SEE EXHIBIT A

MASTER CROSS-COLLATERALIZATION AGREEMENT

(Revision Date 4/27/2009)

THIS MASTER CROSS-COLLATERALIZATION AGREEMENT (this "Agreement") is made as of the 16th day of December, 2009 by **HOLLIDAY FENOGLIO FOWLER, L.P.**, a limited partnership organized and existing under the laws of Texas ("Lender"), and those parties identified on Exhibit A attached hereto (each referred to individually as a "**Grantor**" and all referred to collectively as the "**Grantors**").

RECITALS

A. Lender has agreed to make, or has made to each of the Grantors identified on Exhibit A attached hereto (each sometimes also referred to individually as a "**Borrower**" and all sometimes referred to collectively as the "**Borrowers**") a loan (each a "**Loan**" and collectively, the "**Loans**") in the original principal amounts set forth on Exhibit A attached hereto.

B. Each Loan is secured by a Multifamily Mortgage or Deed of Trust, Assignment of Rents and Security Agreement (each a "**Mortgage**" and collectively, the "**Mortgages**"). Each Mortgage encumbers the applicable real property identified in Exhibit B attached hereto and other property included within the definition of "Mortgaged Property" in such Mortgage.

C. Each Grantor is an Affiliate of the other Grantors and will receive a direct and material benefit from the Loans to the Borrowers. The Lender is willing to make a Loan to each Borrower only if each Grantor agrees to pay all of the Indebtedness of the other Borrowers with respect to the other Borrowers' Loans as set forth in this Agreement.

D. Each Grantor is executing this Agreement to evidence its agreement (a) to pay as and when due all of the Indebtedness of the Borrowers under the Borrowers' Loan Documents and (b) to bear joint and several liability for the Indebtedness of all Borrowers as set forth in this Agreement.

E. Each Grantor executing a Mortgage further agrees that its obligations under this Agreement shall be secured by such Mortgage under the terms hereof.

THEREFORE, the parties hereto agree as follows:

1. Definitions. For purposes of this Agreement, the following terms shall have the meanings indicated:

"**Event of Default**" shall have the meaning set forth in Section 4.

"Foreclosure" means, with respect to any Mortgage, a judicial or non-judicial foreclosure of or trustee's sale under the Mortgage, a deed in lieu of such foreclosure or sale, a sale of the Mortgaged Property pursuant to lawful order of a court of competent jurisdiction in a bankruptcy case filed under Title 11 of the United States Code, or any other similar disposition of any of the Mortgaged Property encumbered by the Mortgage.

"Fraudulent Transfer Laws" means Section 548 of Title 11 of the United States Code or any applicable provisions of comparable state law, including any provisions of the Uniform Fraudulent Conveyance Act or Uniform Fraudulent Transfer Act, as adopted under state law.

"Indebtedness" means, with respect to each Grantor, the "Indebtedness" as defined in the Grantor's Mortgage without regard to additional obligations of that Grantor that are created by this Agreement.

"Loans" means the loans identified in Exhibit A.

"Mortgage" means that as set forth in the Recitals to this Agreement.

"Note" with respect to each Borrower means the Multifamily Note evidencing that Borrower's obligation to repay its Loan.

"Property" means, with respect to each Grantor, the "Mortgaged Property" as defined in the Mortgage executed by such Grantor.

"Release Date" means the date that the applicable Property will be released pursuant to Section 14 hereof.

"Released Property" means a Borrower's Property encumbered by a Mortgage that is subject to being released from this Agreement pursuant to Section 14 hereof.

"Total Indebtedness" means, with respect to each Grantor, that Grantor's obligation both (a) to pay its Indebtedness and (b) to pay all other amounts payable under this Agreement and under the other Borrowers' Loan Documents, whether such obligations arise directly or under a guaranty of such obligations.

"Total Property" means the aggregate of all the Properties, now or hereafter made subject to this Agreement.

Capitalized terms not otherwise defined in this Agreement shall have the meanings set forth in the Mortgages.

2.   Joint and Several Liability; Integration of Obligations.

(a)   Notwithstanding anything to the contrary in this Agreement or any Borrower's Loan Documents, subject to the terms and conditions of this Agreement, each Grantor hereby agrees to pay the Indebtedness of each other Grantor, as and when due. Accordingly, the Indebtedness of each Grantor listed in Exhibit A shall be the joint and several obligation of each Grantor, subject to and in accordance with the terms of this Agreement.

(b)   While each Loan represents a separate and independent obligation of each Grantor, whether direct or indirect, the Grantors acknowledge that, in requesting the Lender to make the Loans, they intend:

i.   that the Loans be treated as if they were a single, integrated indebtedness of the Grantors, and

ii.   that the Total Property will secure to the Lender the payment and performance of all of the Total Indebtedness, subject only to any limitations on the amounts secured by any of the Mortgages as set forth in the Mortgages.

Accordingly, if any Grantor fails to pay fully, when due, any amount payable to the Lender under this Agreement or any Loan Document, then the Lender may elect, in its discretion, to treat that amount as being due and owing by the Grantors, on a joint and several basis; may enforce its rights and remedies against and collect such amounts from the Grantors on a joint and several basis; and may recover such amounts from the value of each of the Properties, on a pro rata basis or otherwise, as determined by the Lender in its discretion. The Total Property secures all Grantors' Total Indebtedness, without apportionment or allocation of any Property or any portion of any Property (except that the Total Indebtedness may be apportioned among the Properties for the sole and limited purpose of determining the amount of transfer or recordation taxes or documentary stamps required in connection with recordation of this Agreement and the Mortgages).

3.   **Intentionally Omitted.**

4.   **Events of Default.** Each of the following events shall constitute an "Event of Default" under this Agreement:

(a)   a default or breach by any Grantor of any provision of this Agreement; and

(b)   any event or condition constituting an "Event of Default" under any Loan Document.

5.   **Cross-Default.** Any Event of Default under this Agreement shall constitute an Event of Default under each respective Mortgage.

6.   **Remedies.** Upon the occurrence of an Event of Default, Lender, in its sole and absolute discretion, may exercise any or some or all of the following remedies, in such order and at such times as Lender shall elect:

(a)   declare immediately due and payable the Indebtedness of any or all Borrowers; and

(b)   exercise any or all of its rights and remedies under this Agreement, any Loan Document or applicable law.

The Lender may exercise such remedies in one or more proceedings, whether contemporaneous or consecutive or a combination of both, to be determined by Lender in its sole discretion. The Lender may enforce its rights against any one or more Properties or portions of Properties, in such order and manner as it may elect in its sole discretion. The enforcement of any one Mortgage shall not constitute an election of remedies, and shall not limit or preclude the enforcement of any other Mortgage or Loan Document, through one or more additional proceedings. The Lender may bring any action or proceeding, including but not limited to judicial or non-judicial foreclosure proceedings, without regard to the fact that one or more other proceedings may have been commenced elsewhere with respect to the same Property or Properties or any portion of them. Each Grantor hereby unconditionally and irrevocably waives any rights it may have, now or in the future, whether at law or in equity, to require the Lender to enforce or exercise any of its rights or remedies under this Agreement, under any Mortgage, or under any other Loan Document in any particular manner or order or in any particular state or county, or to apply the proceeds of any foreclosure sale or sales in any particular manner or order.

No judgment obtained by Lender in any one or more enforcement proceedings shall merge the related Indebtedness into that judgment, and all Total Indebtedness which remains unpaid shall remain a continuing obligation of the Grantors. Notwithstanding any foreclosure of any Mortgage, the Grantors shall remain bound under this Agreement.

7. **Application of Proceeds.** Proceeds of the enforcement or foreclosure of any Mortgage shall be applied to the payment of the Total Indebtedness (including prepayment premiums) in such order as Lender may determine in Lender's sole discretion.

8. **Adjustment of Obligations.** If the Total Indebtedness of any Grantor, or any portion thereof, is subject to avoidance under any Fraudulent Transfer Law, then the Total Indebtedness of that Grantor shall be limited to the largest amount that would not be subject to avoidance as a fraudulent transfer or conveyance under such Fraudulent Transfer Law.

At any time at Lender's sole option, Lender may record among the applicable land records a complete or partial termination of this Agreement evidencing Lender's election to treat this Agreement as null and void with respect to one or more or all of the Properties (each a "**Terminated Property**" and collectively, the "**Terminated Properties**"). Each Grantor, as applicable, at Lender's request, must join in any such termination or partial termination, and each Grantor hereby irrevocably appoints Lender as such Grantor's agent and attorney-in-fact to execute, deliver and record such termination or partial termination in such Grantor's name. Following any such termination or partial termination of this Agreement, Lender may enforce the Mortgages and other Loan Documents in accordance with their respective terms as if this Agreement had never been executed and delivered as to any Terminated Properties.

9. **Grantors' Rights of Subrogation, Etc.**

(a) Until the Total Indebtedness has been paid and performed in full and the maximum period thereafter during which any payment to Lender with respect to the Total Indebtedness could be deemed a preference under the United States Bankruptcy Code has expired, each Grantor hereby waives any right of subrogation, contribution, reimbursement or indemnity (whether contractual, statutory, equitable, under common law or otherwise) and any other rights to enforce any claims or remedies which it has now or may have in the future against any other Grantor or any of the Properties or against any guarantor or security for the Total Indebtedness.

(b) If a Grantor's agreement under Subsection (a) is found by a court of competent jurisdiction to be void or voidable for any reason, any such rights a Grantor may have against another Grantor, any Properties or any guarantor or security for the Total Indebtedness shall be subordinate to any rights the Lender may have against the Grantors, such Properties, such guarantor or such security.

(c) Each Grantor understands that the exercise by Lender of certain rights and remedies contained in any Mortgage may affect or eliminate any Grantor's right of subrogation against any or all of the other Grantors and that such Grantor may therefore incur a partially or totally non-reimbursable liability under this Agreement. Nevertheless, each Grantor authorizes and empowers Lender, in Lender's sole and absolute discretion, to exercise any right or remedy, or any combination thereof, which may then be available.

10.   Subordination of Obligations Between Grantors.   Any indebtedness or other obligation of a Grantor (a "**Debtor Grantor**") held by another Grantor (a "**Creditor Grantor**") shall be subordinate to the rights of the Lender against that Debtor Grantor. If the Lender so requests at a time when an Event of Default has occurred and is continuing, any Creditor Grantor shall enforce and collect any such indebtedness or other obligation as trustee for the Lender and shall pay over to the Lender any amount collected, on account of the Total Indebtedness of the Debtor Grantor.

11.   Lender's Rights. Each Grantor agrees that the Lender may, without demand and at any time and from time to time and without the consent of, or notice to, the Grantor, without incurring responsibility to the Grantor, and without impairing or releasing the Total Indebtedness of any Grantor, upon or without any terms or conditions and in whole or in part:

(a)   change the manner, place or terms of payment, or change or extend the time of payment of, or renew, increase, accelerate or alter, any of the Indebtedness or Total Indebtedness of any of the other Grantors, any security for such Indebtedness or Total Indebtedness, or any liability incurred directly or indirectly with respect to such Indebtedness or Total Indebtedness;

(b)   take and hold security for the payment of the Indebtedness or Total Indebtedness of any of the other Grantors and sell, exchange, release, surrender, realize upon or otherwise deal with in any manner and in any order any property pledged or mortgaged to secure such Indebtedness or Total Indebtedness;

(c)   exercise or refrain from exercising any rights against any Grantor, or any Properties;

(d)   release or substitute any one or more endorsers, guarantors, or other obligors with respect to the Indebtedness or Total Indebtedness of any of the other Grantors;

(e)   settle or compromise any of the Indebtedness or Total Indebtedness of any of the other Grantors (including but not limited to obligations under this Agreement), any security for such Indebtedness or Total Indebtedness or any liability incurred directly or indirectly with respect to such Indebtedness or Total Indebtedness, or subordinate the payment of all or any part of such Indebtedness or Total Indebtedness to the payment of any liability (whether due or not) of any other Grantor to its creditors other than the Lender;

(f)   apply any sums realized to any liability or liabilities of any other Grantor or guarantor to the Lender regardless of what liability or liabilities of the Grantors or guarantor to the Lender remain unpaid; and

(g)   consent to or waive any breach by any other Grantor of, or any act, omission or default by any other Grantor under, this Agreement or any of the Loan Documents.

12.   Indemnification. The Grantors, jointly and severally, for themselves, their personal representatives, successors and assigns, hereby indemnify and hold harmless the Lender and each of the trustees named in the Mortgages, as applicable, and their successors in the trust and the Lender and its successors in interest in each of the Mortgages and their respective controlling persons, directors, officers, agents, employees, contractors, subcontractors, and the personal representatives, successors and assigns of each of them (all hereinafter collectively referred to as the "Indemnitees") of and from any and all claims, debts, demands, rights, liabilities, actions and causes of action of whatsoever kind and nature, either direct or consequential, and all costs and expenses arising out of or relating thereto (including attorneys' fees) which any person or entity has or may have against the Indemnitees, or any of them, on account of, or because of, the failure to pay in full all transfer, mortgage, recordation, documentary, or similar taxes, if any, or any portion thereof that may be due because of the making of the Loans, execution, delivery or recordation of any of the Mortgages and this Agreement or execution or delivery of any guaranty or otherwise arising out of the loan transactions and all interest, penalties and fines that may be or may become due. The Indemnitees may, at the cost of the Grantors, defend all claims made that are or may be covered by this Agreement unless the Grantors retain counsel acceptable to the Indemnitees. This indemnification shall survive payment of each of the Loans and release of any or all of the Mortgages and this Agreement.

13.   Waivers of Presentment, Marshalling, Certain Suretyship Defenses, State Specific Provisions, etc.

(a)   With respect to its obligations under this Agreement each Grantor waives presentment, demand, notice of dishonor, protest, notice of acceleration, notice of intent to demand or accelerate payment or maturity, presentment for payment, notice of nonpayment, grace, and diligence in collecting such obligations (not including, however, notices and grace periods expressly provided for in the Loan Documents).

(b)   Notwithstanding the existence of any other security interests in any Property held by the Lender or by any other party, the Lender shall have the right to determine in its discretion the order in which any or all of the Properties or portions of any of the Properties shall be subjected to the remedies provided in this Agreement and the Loan Documents or applicable law. The Lender shall have the right to determine in its discretion the order in which any or all portions of the Total Indebtedness are satisfied from the proceeds realized upon the exercise of such remedies. Each Grantor hereby unconditionally and irrevocably waives any and all right to require the marshalling of assets or to require that any of the Properties or portions of any of the Properties be sold in the inverse order of alienation or in parcels or as an entirety in connection with the exercise of any such remedies.

(c)   **STATE-SPECIFIC PROVISIONS:**

(i)   It is the intention of Lender and each Grantor that each Grantor be considered primarily and jointly and severally liable for the entire Total Indebtedness as if each Grantor was the maker of each and every Note evidencing the Total Indebtedness. However, to the extent that, notwithstanding any provisions of this Agreement to the contrary, if any Grantor may be deemed to be a surety or guarantor with respect to any of the Loans made to the other Grantors, then in such capacity:

(A)   The following provisions apply only to any Property located in the State of Indiana:

As used herein, the terms "Attorneys' Fees and Costs" or "attorneys' fees and costs" or similar terms shall mean (i) fees and out-of-pocket costs of Lender's and Loan Servicer's attorneys, as applicable, including costs of Lender's and Loan Servicer's in-house counsel, support staff costs, costs of preparing for litigation, computerized research, telephone and facsimile transmission expenses, mileage, deposition costs, postage, duplicating, process service, videotaping and similar costs and expenses; (ii) costs and fees of expert witnesses, including appraisers; and (iii) investigatory fees. Nothing in this clause is intended to limit the nature or extent of any costs or expenses that may be recovered by Lender from any Grantor deemed to be a surety or guarantor with respect to any of the Loans.

(B) The following provisions apply only to any Property located in the Commonwealth of Kentucky:

Solely for purposes of interpreting or determining a Grantor's liability under this Agreement, "Indebtedness" means the principal of, interest on, and all other amounts due at any time under, each other Grantor's Note or Mortgage, or both, including prepayment premiums, late charges, default interest, and advances as provided in Section 12 of each other Grantor's Mortgage to protect the security of such Mortgage, but expressly excludes any obligations of any other Grantor under any other Loan Documents (including, without limitation, any obligations under such other Loan Documents that are incorporated into, or otherwise included in the obligations of any other Grantor under such Grantor's Note or Mortgage). The instruments being guaranteed, within the meaning of K.R.S. 371.065, are this Agreement, each other Grantor's Note and each other Grantor's Mortgage, but only to the extent of the Total Indebtedness.

(C) The following provisions apply only to any Property located in the Commonwealth of Virginia:

If any Grantor is deemed to be a surety or guarantor with respect to any of the Loans, such Grantor waives the benefit of the provisions of Sections 49-25 and 49-26 of the Code of Virginia (1950), as amended.

14. **Release Provisions.**

(a) During the "Prepayment Premium Period" (as that term is defined in each of the Notes) prior to the securitization of the Loans, Lender will release a Property from this Agreement and the lien created hereby only upon payment in full of all of the Total Indebtedness.

(b) During (i) the Prepayment Premium Period after the securitization of the Loans, if the Loans are securitized after the "Cut-off Date," (ii) the "Window Period" or (iii) the "Defeasance Period" (as those terms are defined in each Note), Lender will release a Property from this Agreement and the lien created hereby only upon payment in full of all of the Total Indebtedness, except as provided in subsections (d) and (e) below.

(c) Borrower may not prepay all or any part of the Loans and Lender will not release any Property during the "Lockout Period" (as that term is defined in each Note).

(d) During either the Prepayment Premium Period after the securitization of the Loans or the Window Period, Lender will release the applicable Property from the respective Security Instrument and this Agreement upon the satisfaction of all of the following conditions; provided, however, the applicable Borrower will not be released from liability pursuant to Section 18 of the applicable Mortgage arising out of conditions existing on or before the Release (collectively, "Preexisting Conditions"), and any existing guarantor of the Indebtedness allocated to the related Property ("Guarantor") will not be released from its obligations under the Guaranty executed concurrently with and in connection with the applicable Mortgage to the extent such

Guarantor guarantees the applicable Borrower's obligations under Section 18 of the applicable Mortgage arising out of Preexisting Conditions:

(i) Lender has received from Borrower at least thirty (30) days' prior written notice of the date proposed for such release (the "Release Date").

(ii) No Event of Default has occurred and no event or circumstance exists on the Release Date which with the giving of notice or the passage of time or both could constitute such an Event of Default.

(iii) Borrower shall have paid to Lender in full all of the following:

(A) The entire Indebtedness, including but not limited to principal, accrued and unpaid interest and any prepayment premium.

(B) A release price (the "Release Price") equal to Twenty-Five percent (25%) of the outstanding principal balance of the Indebtedness immediately prior to the payment required in clause (A). The Release Price will be applied by Lender on a pro-rata basis as a prepayment of the Loans comprising the remaining Total Indebtedness (each, a "Prepaid Loan").

(C) Any prepayment premiums due in connection with the partial prepayment of a Prepaid Loan as a result of the application of the Release Price.

(D) An administrative fee equal to $7,500 multiplied by the total number of Properties that would remain as security for the remaining Total Indebtedness, plus all of Lender's costs and expenses, including without limitation attorneys' fees, in connection with the release of the Mortgaged Property. The administrative fee will be non-refundable and must accompany the written notice of release.

(iv) The Total Property that would remain as security for the remaining outstanding Total Indebtedness must meet the following requirements: (A) an aggregate debt service coverage ratio (DSCR) as of the Release Date of not less than the greater of (x) 1:35:1 and (y) the DSCR of the Total Property prior to the release; and (B) an aggregate loan to value ratio (LTV) as of the Release Date of not more than the lesser of (x) seventy-five percent (75%) and (y) the LTV of the Total Property prior to the release. When calculating the DSCRs, Lender shall apply a _30-year amortization to such calculation. If any of the Loans provides for a variable interest rate and the Note provides for a "Capped Interest Rate", in the calculating DSCRs, Lender shall use the applicable Capped Interest Rate as the interest rate for such Loans. If any of the Loans provides for a variable interest rate and none of the Borrowers are required to maintain in effect a third party interest rate cap, in the calculating DSCRs, Lender shall use the applicable required strike rate or maximum index rate plus the applicable "Margin" as the interest rate for the applicable Loans. If any of the Loans provides for a variable interest rate and the applicable Notes do not provide for a "Capped Interest Rate" and none of the Borrowers are required to maintain a third party interest rate cap, in the calculating DSCRs, Lender shall use the interest rate in effect at the time of the calculation plus one (1) percentage point (100 basis points) as the interest rate for such applicable Loans. The applicable Borrower shall

provide Lender such financial statements and other information as Lender may require to make the determinations hereunder, certified by the chief financial officer of such Borrower as being true, correct and complete in all material respects. In addition, Lender, at such Borrower's expense, shall obtain MAI appraisals of the Total Property in order to assist Lender in making the determinations hereunder.

(e) During the Defeasance Period, Lender will release the applicable Property from the respective Security Instrument and this Agreement upon the satisfaction of all of the following conditions; provided, however, the applicable Borrower will not be released from liability pursuant to Section 18 of the applicable Mortgage arising out of Preexisting Conditions, and any existing Guarantor will not be released from its obligations under the Guaranty executed concurrently with and in connection with the applicable Mortgage to the extent such Guarantor guarantees the applicable Borrower's obligations under Section 18 of the applicable Mortgage arising out of Preexisting Conditions:

(i) Lender has received from Borrower at least thirty (30) days', and not more than sixty (60) days', prior written notice of the Release Date.

(ii) No Event of Default has occurred and no event or circumstance exists on the Release Date which with the giving of notice or the passage of time or both could constitute such an Event of Default.

(iii) Borrower shall have paid to Lender in full an administrative fee equal to $7,500 multiplied by the total number of Properties that would remain as security for the remaining Total Indebtedness, plus all of Lender's costs and expenses, including without limitation attorneys' fees, in connection with the release of the Mortgaged Property. The administrative fee will be non-refundable and must accompany the written notice of release.

(iv) Except as modified or supplemented pursuant to this Section 14(d), the Borrower for the applicable Property and each Borrower for the Properties that would remain as security for the remaining Total Indebtedness shall comply in all respects with Section 44 of its applicable Security Instrument.

(v) Borrower shall deliver to Lender Defeasance Collateral that meets all requirements of Section 44(g) of each applicable Security Instrument (A) to defease the entire Loan for the Property being released, and (B) to partially defease the outstanding principal balances of the Loans that will comprise the remaining Total Indebtedness in a total amount equal to a release price (the "Defeasance Release Price") of twenty-five percent (25%) of the principal amount of the Loan defeased under clause (A). The Defeasance Release Price will be applied on a pro-rata basis to the Loans comprising the remaining Total Indebtedness.

(vi) The Total Property that would remain as security for the remaining outstanding Total Indebtedness must meet the following requirements: (A) an aggregate debt service coverage ratio (DSCR) as of the Release Date of not less than the greater of (x) 1:35:1 and (y) the DSCR of the Total Property prior to the release; and (B) an aggregate loan to value ratio (LTV) as of the Release Date of not more than the lesser of (x) seventy-five percent (75%) and (y) the LTV of the Total Property prior to the release. When calculating the DSCRs, Lender shall apply a 30-year amortization to such calculation. If any of the Loans provides for a variable

interest rate and the Note provides for a "Capped Interest Rate", in the calculating DSCRs, Lender shall use the applicable Capped Interest Rate as the interest rate for such Loans. If any of the Loans provides for a variable interest rate and none of the Borrowers are required to maintain in effect a third party interest rate cap, in the calculating DSCRs, Lender shall use the applicable required strike rate or maximum index rate plus the applicable "Margin" as the interest rate for the applicable Loans. If any of the Loans provide for a variable interest rate and the applicable Notees do not provide for a "Capped Interest Rate" and none of the Borrowers are required to maintain a third party interest rate cap, in the calculating DSCRs, Lender shall use the interest rate in effect at the time of the calculation plus one (1) percentage point (100 basis points) as the interest rate for such applicable Loans. The applicable Borrower shall provide Lender such financial statements and other information as Lender may require to make the determinations hereunder, certified by the chief financial officer of such Borrower as being true, correct and complete in all material respects. In addition, Lender, at such Borrower's expense, shall obtain MAI appraisals of the Total Property in order to assist Lender in making the determinations hereunder.

(f)   As a condition of any release under subsections (d) or (e) above, Lender must receive an endorsement to the title insurance policy insuring each Related Instrument redating the title insurance policy to the date of the recording of the release and confirming that notwithstanding the specified release, the applicable Related Instrument remains a first priority lien upon the property to which the title insurance policy relates, subject only to the exceptions to insurance originally contained in the title insurance policy and any additional matters previously approved in writing by Lender together with such endorsements as Lender may then require, including an updated aggregation endorsement deleting the released Property from the list of covered properties.

15.   Obligations Absolute. No invalidity, irregularity or unenforceability of all or any part of the Total Indebtedness of any Grantor shall affect, impair or be a defense to the recovery by the Lender of the Indebtedness or Total Indebtedness of any other Grantor, and the liability of each Grantor under this Agreement and the Loan Documents with respect to the Indebtedness of each other Grantor shall be primary, absolute and unconditional notwithstanding the occurrence of any event or the existence of any other circumstances which might constitute a legal or equitable discharge of a surety or guarantor for the Indebtedness of any other Grantor except payment and performance in full of that other Grantor's Indebtedness.

16.   Limited-Recourse Liability.   Each Grantor's personal liability for the Total Indebtedness shall be limited as and to the same extent as set forth in its Note.

17.   Notices. All notices to each Grantor under this Agreement shall be in writing and shall be given in the manner provided in that Grantor's Mortgage for notices to that Grantor All notices to the Lender by any Grantor under this Agreement shall be in writing and shall be given in the manner described in the Mortgage executed in connection with the Loan.

18.   Governing Law; Jurisdiction and Venue. The parties intend that the Lender will assign the Loans, the Mortgages and this Agreement to the Federal Home Loan Mortgage Corporation, a congressionally-chartered government-sponsored enterprise having its principal place of business in McLean, Virginia. This Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Virginia. Each of the Grantors hereby submits to the *in personam* jurisdiction of any federal or state court in (i) any state or jurisdiction in which any Property is located and (ii) the Commonwealth of Virginia with respect to any proceeding arising out of or relating to this Agreement. Each of the Grantors irrevocably waives, to the fullest extent permitted under applicable law, any objections they may now or hereafter have to the venue of any suit, action or proceeding brought in any such court and any claim that the same has been brought in an inconvenient forum. Each of the Grantors acknowledge that they have each received material and substantial consideration for the cross-collateralization of the Total Property and that the foregoing venue provision is integral to the Lender's realization of its rights hereunder. Each of the Grantors further acknowledge that it is not in a disparate bargaining position, that it is a commercial enterprise, with sophisticated financial, legal and economic experience, and that the venue selections contained herein are not unreasonable, unjust, inconvenient or overreaching.

19. **Captions, Cross References and Exhibits.** The captions assigned to provisions of this Agreement are for convenience only and shall be disregarded in construing this Agreement. Any reference in this Agreement to a "Section", a "Subsection" or an "Exhibit" shall, unless otherwise explicitly provided, be construed as referring to a section of this Agreement, to a subsection of the section of this Agreement in which the reference appears or to an Exhibit attached to this Agreement. All Exhibits referred to in this Agreement are hereby incorporated by reference.

20. **Number and Gender.** Use of the singular in this Agreement includes the plural, use of the plural includes the singular, and use of one gender includes all other genders, as the context may require.

21. **Statutes and Regulations.** Any reference in this Agreement to a statute or regulation shall include all amendments to and successors to such statute or regulation, whether adopted before or after the date of this Agreement.

22. **No Partnership.** This Agreement is not intended to, and shall not, create a partnership or joint venture among the parties, and no party to this Agreement shall have the power or authority to bind any other party except as explicitly provided in this Agreement.

23. **Successors and Assigns.** This Agreement shall be binding upon and shall inure to the benefit of the parties and their respective heirs, successors, and assigns.

24. **Severability.** The invalidity or unenforceability of any provision of this Agreement shall not affect the validity of any other provision, and all other provisions shall remain in full force and effect.

25. **Entire Agreement.** This Agreement, together with the Note, Mortgage and Loan Documents relating to each Loan, contains the entire agreement among the parties as to the rights granted and the obligations assumed in this Agreement. To the extent this Agreement conflicts with the terms of other Loan Documents, this Agreement will govern and control.

26. **Waiver; No Remedy Exclusive.** Any forbearance by a party to this Agreement in exercising any right or remedy given under this Agreement or existing at law or in equity shall not constitute a waiver of or preclude the exercise of that or any other right or remedy. Unless otherwise explicitly provided, no remedy under this Agreement is intended to be exclusive of any other available remedy, but each remedy shall be cumulative and shall be in addition to other remedies given under this Agreement or existing at law or in equity.

27. **Third Party Beneficiaries.** Neither any creditor of any party to this Agreement, nor any other person, is intended to be a third party beneficiary of this Agreement.

28.   Course of Dealing. No course of dealing among the parties to this Agreement shall operate as a waiver of any rights of any party under this Agreement.

29.   Further Assurances and Corrective Instruments. To the extent permitted by law, the parties shall, from time to time, execute, acknowledge and deliver, or cause to be executed, acknowledged and delivered, such supplements to this Agreement and such further instruments as Lender may reasonably require for carrying out the intention of or facilitating the performance of this Agreement.

30.   No Party Deemed Drafter. No party shall be deemed the drafter of this Agreement, and this Agreement shall not be construed against either party as the drafter of the Agreement.

31.   Additional Rights Upon Default. Notwithstanding anything to the contrary contained herein or in the other Loan Documents, if an Event of Default shall occur pursuant to Sections 22 (d) or (f) through (j) of the Mortgage for a particular Property (a "**Default Property**"), then upon the applicable Grantor causing a defeasance of the applicable Note, or a substitution of collateral with respect to, or release of, the Default Property, all in compliance with the applicable provisions of the Loan Documents, (1) such Event of Default shall be deemed cured, (2) any related acceleration of the Loans shall be rescinded, and (3) any other remedy relating to such Event of Default shall cease to apply. Such defeasance, substitution or release must occur, if it is to occur at all pursuant to this Section 31, within 45 days after any acceleration of one or more of the Loans. Each Grantor agrees that during such 45 day period (unless the defeasance, release or substitution of collateral is accomplished prior to the end of such 45 day period), Lender may commence any remedy allowable under the Loan Documents, but may not cause the sale of any Property and the transfer of title thereto to occur until after the end of such 45 day period.

32.   WAIVER OF TRIAL BY JURY. EACH GRANTOR AND LENDER (A) COVENANTS AND AGREES NOT TO ELECT A TRIAL BY JURY WITH RESPECT TO ANY ISSUE ARISING OUT OF THIS AGREEMENT THAT IS TRIABLE OF RIGHT BY A JURY AND (B) WAIVES ANY RIGHT TO TRIAL BY JURY WITH RESPECT TO SUCH ISSUE TO THE EXTENT THAT ANY SUCH RIGHT EXISTS NOW OR IN THE FUTURE. THIS WAIVER OF RIGHT TO TRIAL BY JURY IS SEPARATELY GIVEN BY EACH PARTY, KNOWINGLY AND VOLUNTARILY WITH THE BENEFIT OF COMPETENT LEGAL COUNSEL.

33.   Transfers of the Mortgaged Property or Interests in Grantor. Notwithstanding anything in this Agreement to the contrary, Grantor will not seek to enforce Section 21(f) of the Mortgage at any time while this Agreement remains in full force and effect.

34.   Counterparts. This Agreement may be executed in multiple counterparts, each of which shall constitute an original document and all of which together shall constitute one agreement.

IN WITNESS WHEREOF, the undersigned have executed this Agreement effective as of the day and year first written above.

LENDER:

HOLLIDAY FENOGLIO FOWLER, L.P., a
Texas limited partnership

By: Holliday GP Corp., a Delaware corporation, its general partner

By: Patrick V. Kinlan
Patrick V. Kinlan
Vice President



STATE OF District of Columbia

CITY/COUNTY OF _______________, to-wit:

The foregoing instrument was acknowledged before me in the above-stated jurisdiction this 7th day of December, 2009 by Patrick V. Kinlan who is Vice President of Holliday GP Corp., a Delaware corporation, the general partner of Holliday Fenoglio Fowler, L.P., a Texas limited partnership, for and on behalf of the limited partnership.

Laura L. Taylor
Notary Public

My commission expires: 10/31/10

Notary Registration No. 26431

GRANTORS:

NLP CASTLE CREEK, LLC, a Delaware limited
liability company

By: NTS Realty Holdings Limited Partnership, a
Delaware limited partnership, its sole member

By: NTS Realty Capital, Inc., a Delaware
corporation, its managing general
partner

By: _Neil Mitchell_
Name: Neil A. Mitchell
Title: Sr. Vice Pres

STATE OF _KENTUCKY_ , _Jefferson_ County ss:

On this _7th_ day of _December_ , 2009, before me, the undersigned, a Notary Public
in and for said County, personally appeared _Neil A. Mitchell, Sr. Vice Pres_ of NTS
Realty Capital, Inc., a Delaware corporation, the managing general partner of NTS Realty
Holdings Limited Partnership, a Delaware limited partnership, the sole member of NLP Castle
Creek, LLC, a Delaware limited liability company and acknowledged the execution of the
foregoing instrument.

WITNESS my hand and official seal.

My Commission expires: _April 27, 2010_

Susan M. Howard
Notary Public



NLP LAKE CLEARWATER, LLC, a Delaware limited liability company

By: NTS Realty Holdings Limited Partnership, a Delaware limited partnership, its sole member

By: NTS Realty Capital, Inc., a Delaware corporation, its managing general partner

By: [signature]
Name: Neil A. Mitchell
Title: Sr. Vice Pres.



STATE OF Kentucky, Jefferson County ss:

On this 7th day of December, 2009, before me, the undersigned, a Notary Public in and for said County, personally appeared Neil A. Mitchell, Sr. Vice Pres of NTS Realty Capital, Inc., a Delaware corporation, the managing general partner of NTS Realty Holdings Limited Partnership, a Delaware limited partnership, the sole member of NLP Lake Clearwater, LLC, a Delaware limited liability company and acknowledged the execution of the foregoing instrument.

WITNESS my hand and official seal.

My Commission expires: April 27, 2010

Susan M. Howard
Notary Public

SUSAN M. HOWARD NOTARY PUBLIC STATE AT LARGE, KY

NLP PARK PLACE, LLC, a Delaware limited liability company

By: NTS Realty Holdings Limited Partnership, a Delaware limited partnership, its sole member

By: NTS Realty Capital, Inc., a Delaware corporation, its managing general partner

By: *[signature]*
Name: Neil A. Mitchell
Title: Sr. Vice Pres

STATE OF KENTUCKY, Jefferson County, ss:

The foregoing instrument was acknowledged before me this 7th day of December, 2009, by Neil A. Mitchell, Sr. Vice Pres of NTS Realty Capital, Inc., a Delaware corporation, the managing general partner of NTS Realty Holdings Limited Partnership, a Delaware limited partnership, the sole member of NLP Park Place, LLC, a Delaware limited liability company, for the purposes contained therein.

My Commission expires: April 27, 2010



[signature: Susan M. Howard]
Notary Public

SUSAN M. HOWARD
NOTARY PUBLIC
STATE AT LARGE, KY

NLP RICHLAND, LLC, a Delaware limited liability company

By: NTS Realty Holdings Limited Partnership, a Delaware limited partnership, its sole member

By: NTS Realty Capital, Inc., a Delaware corporation, its managing general partner

By: [signature]
Name: Neil A. Mitchell
Title: Sr. Vice Pres

STATE OF KENTUCKY , Jefferson County ss:

On this 7th day of December, 2009, before me personally appeared Neil A. Mitchell , Sr. Vice Pres of NTS Realty Capital, Inc., a Delaware corporation, the managing general partner of NTS Realty Holdings Limited Partnership, a Delaware limited partnership, the sole member of NLP Richland, LLC, a Delaware limited liability company, to me known to be the person who executed the foregoing instrument on behalf of said limited liability company, and acknowledged the execution of the same to be the free act and deed of said limited liability company. Witness my hand and official seal.

My Commission Expires: April 27, 2010



SUSAN M. HOWARD NOTARY PUBLIC STATE AT LARGE, KY

[signature]
Notary Public

NLP SWIFT CREEK, LLC, a Delaware limited liability company

By: NTS Realty Holdings Limited Partnership, a Delaware limited partnership, its sole member

By: NTS Realty Capital, Inc., a Delaware corporation, its managing general partner



By: [signature] (SEAL)
Name: Neil A. Mitchell
Title: Sr. Vice Pres

STATE OF KENTUCKY

~~CITY~~/COUNTY OF JEFFERSON, to-wit:

The foregoing instrument was acknowledged before me in the above-stated jurisdiction this 7th day of December, 2009 by Neil A. Mitchell who is Sr. Vice Pres of NTS Realty Capital, Inc., a Delaware corporation, the managing general partner of NTS Realty Holdings Limited Partnership, a Delaware limited partnership, the sole member of NLP Swift Creek, LLC, a Delaware limited liability company, for and on behalf of the limited liability company.

[signature: Susan M. Howard]
Notary Public

My commission expires: April 27, 2010

SUSAN M. HOWARD NOTARY PUBLIC STATE AT LARGE, KY

NLP WHITWORTH, LLC, a Delaware limited liability company

By: NTS Realty Holdings Limited Partnership, a Delaware limited partnership, its sole member

By: NTS Realty Capital, Inc., a Delaware corporation, its managing general partner

By: [signature]
Name: Neil A. Mitchell
Title: Sr. Vice Pres



STATE OF Kentucky , Jefferson County ss:

On this 7th day of December , 2009, before me personally appeared Neil A. Mitchell, Sr. Vice Pres of NTS Realty Capital, Inc., a Delaware corporation, the managing general partner of NTS Realty Holdings Limited Partnership, a Delaware limited partnership, the sole member of NLP Whitworth, LLC, a Delaware limited liability company, to me known to be the person who executed the foregoing instrument on behalf of said limited liability company, and acknowledged the execution of the same to be the free act and deed of said limited liability company. Witness my hand and official seal.

My Commission Expires: April 27, 2010

[signature]
Notary Public

SUSAN M. HOWARD NOTARY PUBLIC STATE AT LARGE KY

NLP WILLOW LAKE, LLC, a Delaware limited liability company

By: NTS Realty Holdings Limited Partnership, a Delaware limited partnership, its sole member

By: NTS Realty Capital, Inc., a Delaware corporation, its managing general partner

By: [signature]
Name: Neil A. Mitchell
Title: Sr. Vice Pres

STATE OF KENTUCKY, Jefferson County ss:

On this 7th day of December, 2009, before me, the undersigned, a Notary Public in and for said County, personally appeared Neil A. Mitchell, Sr. Vice Pres of NTS Realty Capital, Inc., a Delaware corporation, the managing general partner of NTS Realty Holdings Limited Partnership, a Delaware limited partnership, the sole member of NLP Willow Lake, LLC, a Delaware limited liability company and acknowledged the execution of the foregoing instrument.

WITNESS my hand and official seal.

My Commission expires: April 27, 2010



SUSAN M. HOWARD NOTARY PUBLIC STATE AT LARGE, KY

[signature: Susan M. Howard]
Notary Public

NLP WILLOWS, LLC, a Delaware limited liability company

By: NTS Realty Holdings Limited Partnership, a Delaware limited partnership, its sole member

By: NTS Realty Capital, Inc., a Delaware corporation, its managing general partner



By: [signature]
Name: Neil A. Mitchell
Title: Sr. Vice Pres

STATE OF KENTUCKY, Jefferson County, ss:

The foregoing instrument was acknowledged before me this 7th day of December, 2009, by Neil A. Mitchell, Sr. Vice Pres of NTS Realty Capital, Inc., a Delaware corporation, the managing general partner of NTS Realty Holdings Limited Partnership, a Delaware limited partnership, the sole member of NLP Willows, LLC, a Delaware limited liability company, for the purposes contained therein.

My Commission expires: April 27, 2010



SUSAN M. HOWARD NOTARY PUBLIC ... LARGE, KY

[signature]
Notary Public

EXHIBIT A

GRANTORS/BORROWERS, LOAN NUMBERS AND LOAN AMOUNTS

Borrower	Loan Number	Original Loan Amount
NLP Park Place, LLC	534381243	$30,625,000
NLP Willows, LLC	534381219	$17,920,000
NLP Willow Lake, LLC	534381200	$10,945,000
NLP Castle Creek, LLC	534381227	$13,895,000
NLP Lake Clearwater, LLC	534381235	$11,390,000
NLP Swift Creek, LLC	534381278	$16,845,000
NLP Richland, LLC	534381251	$27,000,000
NLP Whitworth, LLC	534381286	$27,675,000

EXHIBIT B

DESCRIPTION OF MORTGAGED PROPERTIES

Borrower	Property Name	Location
NLP Park Place, LLC	Park Place	Lexington, KY
NLP Willows, LLC	Willows of Plainview	Louisville, KY
NLP Willow Lake, LLC	Willow Lake	Indianapolis, IN
NLP Castle Creek, LLC	Castle Creek	Indianapolis, IN
NLP Lake Clearwater, LLC	Lake Clearwater	Indianapolis, IN
NLP Swift Creek, LLC	The Grove Swift Creek	Midlothian, VA
NLP Richland, LLC	The Grove Richland	Nashville, TN
NLP Whitworth, LLC	The Grove Whitworth	Nashville, TN

See Schedule B-1 to B-8 to Exhibit B for legal descriptions



10172 Linn Station Road
Louisville, Kentucky 40223
(502) 426-4800

Contact: Gregory A. Wells, Executive Vice President and CFO   Date: December 17, 2009

<u>FOR IMMEDIATE RELEASE</u>

NTS Realty Holdings Limited Partnership Announces Closing on the Refinancing of Debt on Eight Multifamily Properties

Louisville, KY (December 17, 2009) (NYSE Amex: NLP) – NTS Realty Holdings Limited Partnership (the "Company"), through eight newly formed wholly-owned subsidiaries, has closed on eight mortgage loans from Holliday Fenoglio Fowler, L.P. ("HFF") under The Federal Home Loan Mortgage Company ("Freddie Mac") CME Program refinancing the Company's mortgage loans in the aggregate amount of $140.0 million from The Northwestern Mutual Life Insurance Company ("Northwestern"). The Northwestern loans were scheduled to mature in the first quarter of 2015 and were secured by the Company's Park Place, Willow Lake and Willows of Plainview properties located in Louisville, Kentucky, its Lake Clearwater and Castle Creek properties located in Indianapolis, Indiana, its Grove at Whitworth and Grove at Richland properties located in Nashville, Tennessee and its Grove at Swift Creek property located in Richmond, Virginia (the "Eight Properties"). The new loans from HFF/Freddie Mac are secured by the Eight Properties, and total approximately $156.0 million, carry a 5.40% fixed rate of annual interest, have a 30-year amortization and a 10-year term.

The Company used the proceeds of the new loans, in part, to retire the Northwestern loans (together with a prepayment premium in an amount equal to 3% of the aggregate outstanding principal balance of the Northwestern loans), to pay down the Company's line of credit from PNC Bank, National Association, and to provide funds for working capital and for capital improvements at the Company's existing multifamily and commercial properties.

About NTS Realty Holdings Limited Partnership

The Company directly, as a tenant in common with unaffiliated co-owners, or as a majority joint venture partner with an affiliate, currently owns twenty-four properties comprised of fourteen multifamily properties, seven office buildings and business centers and three retail properties. The properties are located in and around Louisville and Lexington, Kentucky, Nashville and Cordova, Tennessee, Richmond, Virginia, Fort Lauderdale and Orlando, Florida, Indianapolis, Indiana and Atlanta, Georgia. The Company's limited partnership units are listed on the NYSE – Amex platform under the trading symbol of "NLP."

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Safe Harbor Under the Private Securities Litigation Reform Act of 1995

This press release contains forward looking statements that can be identified by the use of words like "believe," "expect," "may," "could," "intend," "project," "estimate," or "anticipate." These forward looking statements, implicitly or explicitly, include assumptions underlying the statements and other information with respect to the Company's beliefs, plans, objectives, goals, expectations, estimates, intentions, financial condition, results of operations, future performance and business, including its expectation of, and estimates with respect to, revenues, expenses, earnings, return of and on equity, return on assets, asset quality and other financial data and performance ratios. Although the Company believes that the expectations reflected in its forward looking statements are reasonable, these statements involve risks and uncertainties which are subject to change based on various important factors, some of which are beyond the Company's control. Important factors that would cause actual results to differ materially from expectations are disclosed under "Risk Factors" and elsewhere in the Company's most recent annual report on Form 10-K, which was filed on March 31, 2009, and registration statement on Form S-4, which became effective on October 27, 2004.

If one or more of the factors affecting forward looking information and statements proves incorrect, the Company's actual results of operations, financial condition or prospects could differ materially from those expressed in, or implied by, the forward looking information and statements contained in this press release.

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